Form 20-F
Ultra Glory International Ltd.
filed 2010-07-12
CIK 1485538

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ______________

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: July 7, 2010

Commission file number: 000-53914

Ossen Innovation Co. Ltd.
(formerly Ultra Glory International Ltd.)
(Exact name of Registrant as Specified in its Charter)

British Virgin Islands
(Jurisdiction of Incorporation or Organization)

518 Shangcheng Road, Floor 17, Shanghai, 200120, Peoples Republic of China
(Address of Principal Executive Offices)

Tel: +86 (21) 6888-8886    Fax: +86 (21) 6888-8666.
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, par value $0.01 per share
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of July 7, 2010 was: 15,000,000 ordinary shares, par value $0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes ☐ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐       Accelerated filer ☐     Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting
Standards Board ☐  Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☒ No ☐

OSSEN INNOVATION CO. LTD.
(formerly Ultra Glory International Ltd.)
FORM 20-F SHELL COMPANY REPORT
TABLE OF CONTENTS

CERTAIN INFORMATION

In this shell company report on Form 20-F, unless otherwise indicated, “we,” “us,” “our,” the “Company” and “Ossen” refer to Ossen Innovation Co., Ltd., formerly known as Ultra Glory International Ltd., or Ultra Glory, a company organized in the British Virgin Islands, and its subsidiaries, subsequent to the business combination referred to below. Unless the context indicates otherwise, all references to “Ossen Materials” in this shell company report refer to Ossen Innovation Materials Co., Ltd., a subsidiary of Ossen and one of the entities through which the operating business is held, all references to “Ossen Jiujiang” in this shell company report refer to Ossen (Jiujiang) Steel Wire & Cable Co., Ltd., a subsidiary of Ossen Materials and one of the entities through which our operating business is held, and all references to “Ossen Materials Group” refer to Ossen Innovation Materials Group, Co., Ltd., our wholly-owned subsidiary, which is a holding company that indirectly owns Ossen Materials and Ossen Jiujiang. The “business combination” refers to the share exchange between Ultra Glory, the sole shareholder of Ultra Glory, Ossen and the shareholders of Ossen, resulting in the acquisition of all of the outstanding securities of Ossen by Ultra Glory, which was consummated on July 7, 2010.

Unless the context indicates otherwise, all references to “China” refer to the People’s Republic of China.  All references to “Renminbi” or “RMB” are to the legal currency of the People’s Republic of China and all references to “U.S. dollars,” “dollars” and “$” are to the legal currency of the United States. This shell company report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On June 28, 2010, the cash buying rate announced by the People’s Bank of China was RMB 6.789 to $1.00.

FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements” that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are “forward-looking statements,” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may”, “will”, “should”, “could”, “would”, “predicts”, “potential”, “continue”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in our forward-looking statements, including with respect to correct measurement and identification of factors affecting our business or the extent of their likely impact, and the accuracy and completeness of the publicly available information with respect to the factors upon which our business strategy is based or the success of our business.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, those factors discussed under the headings “Risk Factors”, “Operating and Financial Review and Prospects,” and elsewhere in this report.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.  Directors and Senior Management

The following table lists the members of the Company’s board of directors:

Name	Age	Position(s)
Liang Tang	42	Chairman of the Board
Zhiping Gu	50	Director
Wei Hua	47	Director

The business address of each of the directors is: c/o Ossen Innovation Materials Co. Ltd., 518 Shangcheng Road, Floor 17, Shanghai, 200120, People’s Republic of China.

The following table lists the senior management of the Company:

Name	Age	Position(s)
Wei Hua	47	Chief Executive Officer
Zhiping Gu	47	Chief Financial Officer

The business address for each of the members of senior management is: c/o Ossen Innovation Materials Co. Ltd., 518 Shangcheng Road, Floor 17, Shanghai, 200120, Peoples Republic of China.

See Item 6.A. – Directors and Senior Management below for more information about our directors and executive officers.

1.B.  Advisors

The Company’s legal advisors in the People’s Republic of China are: Grandall Legal Group, 31/F, Nanzheng Building, 580 Nanjing Road West, Shanghai 200041, People’s Republic of China.

The Company’s legal advisors in the U.S. are: Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas, New York, NY 10036.

The Company’s legal advisors in the British Virgin Islands are: Withers BVI, 3rd Floor, Little Denmark, Main Street, Road Town, Tortola, BVI.

1.C.  Auditors

The Company’s auditors are: Sherb & Co. LLP, 805 Third Avenue, New York, NY 10022.  See Item 16.F Change in Registrant’s Certifying Accountant below for information about the change in our auditor following the business comination.

Sherb & Co. LLP has confirmed that it is independent with respect to the Company under the guidelines of the SEC and the Independence Standards Board.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

3.A.  Selected Financial Data

The following selected financial information should be read in connection with, and is qualified by reference to, our consolidated financial statements and their related notes and the section entitled “Operating and Financial Review and Prospectus,” each of which is included elsewhere in this report.  The consolidated statements of operations and comprehensive income data for the fiscal years ended December 31, 2008 and 2009 and the balance sheets data as of December 31, 2008 and 2009 are derived from the audited consolidated financial statements included elsewhere in this report.  The consolidated statements of operations and comprehensive income data for the fiscal years ended December 31, 2005, 2006 and 2007 and the balance sheets data as of December 31, 2005, 2006 and 2007 have been derived from unaudited financial statements that are not included in this prospectus.  Our historical results for any of these periods are not necessarily indicative of results to be expected in any future period.

	Year Ended December 31,
	2009 (Audited)	2008 (Audited)	2007 (Unaudited)	2006 (Unaudited)	2005 (Unaudited)

Revenues	$101,087,796	$82,742,310	$71,909,873	$59,547,454	$17,195,347
Cost of goods sold	87,659,925	70,532,733	63,340,890	56,853,946	15,216,951
Gross profit	13,427,871	12,209,577	8,568,983	2,693,508	1,978,395
Selling and distribution expenses	503,724	4,326,491	3,662,373	1,024,209	219,650
General and administrative expenses	1,143,672	1,316,606	571,498	340,847	255,270
Total Operating Expenses	1,647,396	5,643,097	4,288,796	1,410,056	501,920

Income from operations	11,780,475	6,566,480	4,280,187	1,283,451	1,476,475
Interest expenses, net	(1,496,712)	(1,891,671)	(1,189,027)	(359,130)	(22,920)
Other income, net	183,495	380,766	278,924	211,875	56,362
Income before income taxes	10,467,258	5,055,575	3,370,084	1,136,196	1,509,917
Income taxes	(740,053)	(291,520)	(233,674)	-	-
Net income	9,727,205	4,764,055	3,136,410	1,136,196	1,509,917
Less: Net Income Attributable to non-controlling interest	1,714,670	809,437	-	-	-
Net income attributable to controlling interest	8,012,535	3,954,618	3,136,410	1,136,196	1,509,917
Other comprehensive income
Foreign currency translation gain, net of tax	31,146	420,883	66,913	360,384	37,135
Total Other comprehensive income, net of tax	31,146	420,883	66,913	360,384	37,135
Comprehensive Income	$8,043,681	$4,375,501	3,203,323	1,496,580	1,547,052

Balance Sheet Data (at end of period)	December 31,
(in U.S. Dollars)	2009	2008	2007	2006	2005
	Audited	Audited	Unaudited	Unaudited	Unaudited
Cash and cash equivalents	$8,409,467	$3,761,315	$6,735,616	$7,828,750	$3,120,317
Total current assets	68,374,508	47,316,208	35,162,129	18,712,764	9,901,704
Total assets	85,717,587	65,896,382	52,626,708	31,436,385	19,799,869

Total liabilities	65,538,241	55,475,387	47,390,651	18,297,807	8,317,707
Total shareholders’ equity	20,179,346	10,420,995	5,236,057	13,138,578	11,482,162
Total liabilities and shareholders’ equity	85,717,587	65,896,382	52,626,708	31,436,385	19,799,869

3.A.3.  Exchange Rates

Not Applicable.

3.B.  Capitalization and Indebtedness

The following table sets forth our capitalization and indebtedness as of December 31, 2009 on an actual basis. This information should be read in conjunction with our consolidated financial statements and the notes relating to such statements appearing elsewhere in this report.

As of December 31, 2009

Cash:
Cash and cash equivalents	$8,409,467
Restricted cash (1)	11,824,214

Debt:
Notes payable - bank acceptance notes (1)	19,744,925
Short-term bank loans (2)	27,350,377

Shareholders’ equity:
Common shares, no par value	500
Accumulated other comprehensive income	543,036
Statutory Reserve	1,093,331
Retained earnings	13,069,401
Non-controlling interest	5,473,078
Total shareholders’ equity	$20,179,346

(1)       Restricted cash represents amounts held by a bank as security for bank acceptance notes and therefore is not available for the Company’s use until such time as the bank acceptance notes have been fulfilled or expired, normally within a twelve month period.  All the notes payable are subject to bank charges of 0.05% of the principal amount as commission on each loan transaction.

(2)       Short-term bank loans are obtained from local banks in China. All the short-term bank loans are repayable within one year and are secured by property, plant and equipment and land use rights owned by us, as well as by guarantees made by our affiliates.

3.C.  Reasons For The Offer And Use Of Proceeds

Not Applicable.

3.D.  Risk Factors

You should carefully consider the risks described below in evaluating our business before investing in our ordinary shares. If any of the following risks were to occur, our business, results of operations and financial condition could be harmed. In that case, the trading price of our ordinary shares could decline and you might lose all or part of your investment in our ordinary shares. You should also refer to the other information set forth in this shell company report, including our consolidated financial statements and the related notes and the section captioned “Operating and Financial Review and Prospects” before deciding whether to invest in our ordinary shares.

Risks Related to Our Business and Our Industry

Our revenues are highly dependent on a limited number of customers and the loss of any one of our major customers could materially and adversely affect our growth and our revenues.

During the years ended December 31, 2008 and 2009, our six largest customers contributed 80.8% and 86.6% of our total sales, respectively.  As a result of our reliance on a limited number of customers, we may face pricing and other competitive pressures, which may have a material adverse effect on our profits and our revenues. The volume of products sold for specific customers varies from year to year, especially since we are not the exclusive provider for any customers.  In addition, there are a number of factors, other than our performance, that could cause the loss of a customer or a substantial reduction in the products that we provide to any customer and that may not be predictable. For example, our customers may decide to reduce spending on our products or a customer may no longer need our products following the completion of a project. The loss of any one of our major customers, a decrease in the volume of sales to these customers or a decrease in the price at which we sell our products to them could materially adversely affect our profits and our revenues.

In addition, this customer concentration may subject us to perceived or actual leverage that our customers may have in negotiations with us, given their relative size and importance to us. If our customers seek to negotiate their agreements on terms less favorable to us and we accept such unfavorable terms, such unfavorable terms may have a material adverse effect on our business, financial condition and results of operations. Accordingly, unless and until we diversify and expand our customer base, our future success will significantly depend upon the timing and volume of business from our largest customers and the financial and operational success of these customers.

Anti-dumping duties imposed by foreign governments on our products have caused us to cease doing business with some of our international customers.

In 2008, we sold approximately 32% of our products to customers in the United States and Europe.  The Crispin Corporation, a US company, and Ibercordones Pretensados S.L., a Spanish Company, were two of our top three customers in 2008.

However, in May 2009, the Council of the European Union imposed an anti-dumping duty on imports of certain prestressed wires and wire strands originating in China.  Dumping occurs when a foreign company sells a product at a price that is considered less than fair value in the country into which the product is imported.  Following an anti-dumping investigation initiated in February 2008, the Council concluded that imports of these products originating in China caused material injury to the European industry. The rate of the anti-dumping duty applicable to us has been set at 31.1% and the duty applicable to our competitors generally has been set at 46.2%.

On May 17, 2010, the U.S. Department of Commerce announced an affirmative final decision, imposing an anti-dumping rate of 193.55% for imports of certain prestressed concrete steel wire strands, including the plain surface materials we had been selling to our U.S. customers, exported from China to the U.S.  The U.S. Customs and Border Protection has been instructed to collect a cash deposit or bond based on this rate.

In anticipation of these rulings, we discontinued sales to these regions at the end of 2008.  If these anti-dumping measures remain in place and we are unable to continue increasing our sales to customers in China or other regions in which we sell our products, these measures could have a negative impact on our business and results of operations.

Because we decreased sales to international customers and increased sales to domestic PRC customers in 2009 as a result of the global economic crisis, we have experienced, and will continue to experience, increased needs to finance our working capital requirements, which may materially and adversely affect our financial position and results of operations.

Historically, we sold a significant portion of our products to international customers, who generally pay by letter of credit, enabling us to convert our accounts receivable into cash more quickly, prepay our suppliers and reduce the amount of funds that we needed to finance our working capital requirements. However, at the end of 2008, as a result of the global economic crisis and in anticipation of the anti-dumping measures ultimately imposed by the U.S. and the European Union, we had to exit some of these international markets entirely and turn to the domestic PRC customers, which generally pay approximately 40 days after receiving the materials at the construction site.  These longer payment terms have negatively impacted our short-term liquidity. Although we have been able to maintain adequate working capital primarily through short-term borrowing, any failure by our customers to settle outstanding accounts receivable in the future could materially and adversely affect our cash flow, financial condition and results of operations.

Some of the terms of the agreements between Ossen Materials and its affiliates may be less favorable to us than similar agreements negotiated between unaffiliated third parties.

We purchase a significant amount of our raw materials from Shanghai Z.F.X. Steel Co., Ltd., or Shanghai ZFX, an affiliate of ours.  Specifically, Ossen Materials acquired 26.4% and 15.0%, and Ossen Jiujiang acquired 25.8% and 4.3%, of their raw materials from Shanghai ZFX in 2008 and 2009, respectively.  While we believe we benefit from these agreements, such agreements were negotiated between two affiliated companies, and therefore may not reflect the terms that would have been reached by two unaffiliated parties negotiating at arm’s length.  The transactions may be less favorable to us than would be the case if they were negotiated with unaffiliated third parties.

As we expand our operations, we may need to establish a more diverse supplier network for our raw materials.  The failure to secure a more diverse and reliable supplier network could have an adverse effect on our financial condition.

We currently purchase almost all of our raw materials from a small number of suppliers.  Purchases from our five largest suppliers amounted to 86.5% and 89.5% of our total cost of supplies in 2008 and 2009, respectively.  As we increase the scale of our production, we may need to establish a more diverse supplier network, while attempting to continue to leverage our purchasing power to obtain favorable pricing and delivery terms.  However, in the event that we need to diversify our supplier network, we may not be able to procure a sufficient supply of raw materials at a competitive price, which could have an adverse effect on our results of operations, financial condition and cash flows.

Furthermore, despite our efforts to control our supply of raw materials and maintain good relationships with our existing suppliers, we could lose one or more of our existing suppliers at any time.  The loss of one or more key suppliers could increase our reliance on higher cost or lower quality supplies, which could negatively affect our profitability.  Any interruptions to, or decline in, the amount or quality of our raw materials supply could materially disrupt our production and adversely affect our business and financial condition and financial prospects.

Volatile steel prices can cause significant fluctuations in our operating results. Our sales and operating income could decrease if steel prices decline or if we are unable to pass price increases on to our customers.

Our principal raw material is high carbon steel wire rods that we typically purchase from multiple primary steel producers. The steel industry as a whole is cyclical and, at times, pricing and availability of steel can be volatile due to numerous factors beyond our control, including general domestic and international economic conditions, labor costs, sales levels, competition, levels of inventory held by us and other steel service centers, consolidation of steel producers, higher raw material costs for steel producers, import duties and tariffs and currency exchange rates. This volatility can significantly affect the availability and cost of raw materials for us.

We, like many other steel manufacturers, maintain substantial inventories of steel to accommodate the short lead times and just-in-time delivery requirements of our customers. Accordingly, we purchase steel in an effort to maintain our inventory at levels that we believe to be appropriate to satisfy the anticipated needs of our customers based upon historic buying practices, supply agreements with customers and market conditions. Our commitments to purchase steel are generally at prevailing market prices in effect at the time we place our orders. We have no long-term, fixed-price steel purchase contracts. When steel prices increase, as they did in 2008, competitive conditions will influence how much of the price increase we can pass on to our customers. To the extent we are unable to pass on future price increases in our raw materials to our customers, the net sales and profitability of our business could be adversely affected.

When steel prices decline, as they did in the fourth quarter of 2008 and through the first half of 2009, customer demands for lower prices and our competitors' responses to those demands could result in lower sale prices, lower margins and inventory valued at the lower of cost or market adjustments as we use existing steel inventory. Significant or rapid declines in steel prices or reductions in sales volumes could result in us incurring inventory or goodwill impairment charges. Changing steel prices therefore could significantly impact our net sales, gross margins, operating income and net income.

We are subject to various risks and uncertainties that might affect our ability to procure quality raw materials.

Our performance depends on our ability to procure low cost, high quality raw materials on a timely basis from our suppliers.  Our supplies are subject to certain risks, including availability of raw materials, labor disputes, inclement weather, natural disasters, and general economic and political conditions, which might limit the ability of our suppliers to provide us with low cost, high quality merchandise on a timely basis.  Furthermore, for these or other reasons, one or more of our suppliers might not adhere to our quality control standards, and we might not identify the deficiency.  Our suppliers’ failure to supply quality materials at a reasonable cost on a timely basis could reduce our net sales, damage our reputation and have an adverse effect on our financial condition.

Our operations are cash intensive, and our business could be adversely affected if we fail to maintain sufficient levels of liquidity and working capital.

Historically, we have spent a significant amount of cash on our operational activities, principally to procure raw materials for our products.  We financed our operations mainly through cash flows from our operations, short-term bank loans and proceeds from bank acceptance notes.  If we fail to continue to generate sufficient cash flow from these sources, we may not have sufficient liquidity to fund our operating costs and our business could be adversely affected.

Our short-term loans are from Chinese banks and are generally secured by our fixed assets, receivables and/or guarantees by third parties.  The term of almost all such loans is one year or less.  Historically, we have rolled over such loans on an annual basis.  However, we may not have sufficient funds available to pay all of our borrowings upon maturity in the future.  Failure to roll over our short-term borrowings at maturity or to service our debt could result in the imposition of penalties, including increases in interest rates, legal actions against us by our creditors, or even insolvency.

If available liquidity is not sufficient to meet our operating and loan obligations as they come due, our plans include considering pursuing alternative financing arrangements, reducing expenditures as necessary, or limiting our plans for expansion to meet our cash requirements.  However, there is no assurance that, if required, we will be able to raise additional capital, reduce discretionary spending or efficiently limit our expansion to provide the required liquidity.  Currently, the capital markets for small capitalization companies are extremely difficult and banking institutions have become stringent in their lending requirements.  Accordingly, we cannot be sure of the availability or terms of any third party financing.  If we are unable to raise additional financing, we may be unable to implement our long-term business plan, develop or enhance our products, take advantage of future opportunities or respond to competitive pressures on a timely basis.  In the alternative, if we raise capital by issuing equity or convertible debt securities, such issuances could result in substantial dilution to our shareholders.

Our inability to manage our growth may have a material adverse effect on our business, results of operations and financial condition.

We have experienced significant growth since we began operations in 2004.  Our revenues have grown from approximately $17.2 million in 2005 to approximately $101.1 million in 2009.

We expect our growth to continue to place significant demands on both our management and our resources. This requires us to continuously evolve and improve our operational, financial and internal controls across our organization. In particular, continued expansion increases the challenges we face in:

•	recruiting, training and retaining sufficient skilled sales and management personnel;
•	adhering to our high quality and process execution standards;
•	maintaining high levels of customer satisfaction;
•	creating and managing economies of scale;
•	maintaining and managing costs to correspond with timeliness of revenue recognition; and
•	developing and improving our internal administrative infrastructure, including our financial, operational and communication systems, processes and controls.

Any inability to manage our growth may have a material adverse effect on our business, results of operations and financial condition.

We face intense competition, and if we are unable to compete effectively we may not be able to maintain profitability.

We compete with many other companies located in the PRC and internationally that manufacture materials similar to ours.  Many of our competitors are larger companies with greater financial resources than us.  In addition, we expect that as demand in the PRC and in other foreign countries for high quality, prestressed materials continues to grow, new competitors will enter the market.  Increased competition may adversely affect our future financial performance or reputation.  Moreover, increased competition may result in potential or actual litigation between us and our competitors relating to such activities as competitive sales practices, relationships with key suppliers and customers or other matters.

We may lose our competitive advantage, and our operations may suffer, if we fail to prevent the loss or misappropriation of, or disputes over, our intellectual property.

We rely on a combination of patents, trademarks, trade secrets and confidentiality agreements to protect our intellectual property rights. While we are not currently aware of any infringement on our intellectual property rights, our ability to compete successfully and to achieve future revenue growth will depend, in significant part, on our ability to protect our proprietary technology.  Despite many laws and regulations promulgated, and other efforts made, by China over the past several years in an attempt to protect intellectual property rights, intellectual property rights are not as certain in China as they would in many Western countries, including the United States.  Furthermore, enforcement of such laws and regulations in China has not been fully developed.  Neither the administrative agencies nor the court systems in China are equipped as their counterparts in developed countries to deal with violations or handle the nuances and complexities between compliant technological innovation and non-compliant infringement.

Our competitors may independently develop proprietary methodologies similar to ours or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our services or proprietary information, which could have a material adverse effect on our business, results of operations and financial condition. The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. We may need to litigate to enforce our intellectual property rights. Any such litigation could be time consuming and costly and the outcome of any such litigation cannot be guaranteed.

Our revenues, expenses and profits are difficult to predict and can vary significantly from quarter to quarter. This could cause the trading price of our ordinary shares to decline.

Our operating results may vary significantly from quarter to quarter. Therefore, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as an indication of our future performance. It is possible that in the future some of our quarterly results of operations may be below the expectations of market analysts and our investors, which could lead to a significant decline in the trading price of our ordinary shares.

Factors which affect the fluctuation of our revenues, expenses and profits include:

•	changes in prices of our raw materials, with higher prices leading to reduced operating income;
•	variations, expected or unexpected, in the duration, size, timing and scope of purchase orders;
•	changes in our pricing policies or those of our competitors;
•	changes in compensation, which may reduce our gross profit for the quarter in which they are effected;
•	our inability to manage costs, including those related to our raw materials, personnel, infrastructure and facilities;
•	exchange rate fluctuations; and
•	general economic conditions.

A portion of our expenses, particularly those related to personnel and facilities, are generally fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of our purchase orders or prices of our raw materials may cause significant variations in our operating results in any particular quarter.

We may undertake strategic acquisitions, joint ventures and alliances, which may prove to be difficult to integrate and manage or may not be successful, and may result in increased expenses or write-offs.

We may over time pursue strategic acquisitions, joint ventures and alliances to enhance our capabilities and expand our industry expertise and geographic coverage. It is possible that we may not identify suitable acquisition candidates, alliances or joint venture partners, or if we do identify suitable candidates or partners, we may not complete those transactions on terms commercially acceptable to us or at all. The inability to identify suitable acquisition targets, joint ventures or alliances, or our inability to complete such transactions on terms commercially acceptable to us or at all, may adversely affect our ability to compete and grow.

These types of transactions involve numerous risks, including:

•	difficulties in integrating operations, systems, technologies, accounting methods and personnel;
•	difficulties in supporting and transitioning clients of our acquired companies or strategic partners;
•	disruption of our ongoing business;
•	diversion of financial and management resources from existing operations;
•	risks of entering new markets;
•	potential loss of key employees; and
•	inability to generate sufficient revenue to offset transaction costs and expenses.

Furthermore, any such transaction that we attempt, whether or not completed, or any media reports or rumors with respect to any such transactions, may materially and adversely affect the value of our ordinary shares.

We may finance future transactions through debt financing or the issuance of our equity securities or a combination of the foregoing. Acquisitions financed with the issuance of our equity securities could be dilutive, which could affect the market price of our ordinary shares. Acquisitions financed with debt could require us to dedicate a substantial portion of our cash flow to principal and interest payments and could subject us to restrictive covenants. Acquisitions also frequently result in the recording of goodwill and other intangible assets that are subject to potential impairments in the future that could harm our financial results.  Moreover, if we fail to properly evaluate acquisitions, alliances or investments, we may not achieve the anticipated benefits of those transactions, and we may incur costs in excess of what we had anticipated.

Our success depends in large part upon our senior management and key personnel. Our inability to attract and retain these individuals could materially and adversely affect our business, results of operations and financial condition.

We are highly dependent on our senior management and other key employees, including our Chairman, Dr. Tang, Mr. Hua and Mr. Gu.  Our future performance will be dependent upon the continued service of members of our senior management and key employees. We do not maintain key man life insurance for any of the members of our management team or other key personnel. Competition for senior management in our industry is intense, and we may not be able to retain our senior management and key personnel or attract and retain new senior management and key personnel in the future, which could materially and adversely affect our business, results of operations and financial condition.

We have limited insurance coverage and may incur losses resulting from product liability claims, business interruption or natural disasters.

We are exposed to risks associated with product liability claims in the event that the use of our products results in property damage or personal injury. Since our products are ultimately incorporated into bridges, buildings, railways and other large structures, it is possible that users of these structures or people installing our products could be injured or killed by such structures, whether as a result of defects, improper installation or other causes. Because we continue to expand our customer base, we are unable to predict whether product liability claims will be brought against us in the future or to predict the impact of any resulting adverse publicity on our business. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments. We do not carry product liability insurance and may not have adequate resources to satisfy a judgment in the event of a successful claim against us. As the insurance industry in China is still in its early stages of development, even the insurance that we currently carry offers limited coverage compared with that offered in many other countries. Any business interruption or natural disaster could result in substantial losses and diversion of our resources and materially and adversely affect our business, financial condition and results of operations.

One shareholder owns a large percentage of our outstanding stock and could significantly influence the outcome of our corporate matters.

Currently, Dr. Tang, our chairman, beneficially owns approximately 79% of our outstanding ordinary shares.  As our majority shareholder, Dr. Tang is able to exercise significant influence over all matters that require shareholder approval, including the election of directors to our board and approval of significant corporate transactions that we may consider, such as a merger or other sale of our company or its assets.  This concentration of ownership in our shares by Dr. Tang will limit your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us.

If we are unable to maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations, result in the restatement of our financial statements, harm our operating results, subject us to regulatory scrutiny and sanction, and cause investors to lose confidence in our reported financial information.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud.

As a public company, we have significant requirements for enhanced financial reporting and internal controls. We will be required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and, for many companies, a report by the independent registered public accounting firm addressing these assessments. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company.

We cannot assure you that we will not in the future identify areas requiring improvement in our internal control over financial reporting. We cannot assure you that the measures we will take to remediate any areas in need of improvement will be successful or that we will implement and maintain adequate controls over our financial processes and reporting in the future as we continue our growth. If we are unable to establish appropriate internal financial reporting controls and procedures, it could cause us to fail to comply with Sarbanes-Oxley and meet our reporting obligations, result in the restatement of our financial statements, harm our operating results, subject us to regulatory scrutiny and sanction, and cause investors to lose confidence in our reported financial information.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We expect the rules and regulations to which public companies are subject, including the Sarbanes-Oxley Act of 2002, to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. In addition, we will incur additional costs associated with our public company reporting requirements.

Risks Related to Doing Business in China

Changes in China’s political or economic situation could harm us and our operating results.

Economic reforms adopted by the Chinese government have had a positive effect on the economic development of the country, but the government could change these economic reforms or any of the legal systems at any time. This could either benefit or damage our operations and profitability. Some of the things that could have this effect are:

•	Level of government involvement in the economy;

•	Control of foreign exchange;

•	Methods of allocating resources;

•	Balance of payments position;

•	International trade restrictions; and

•	International conflict.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in many ways. For example, state-owned enterprises still constitute a large portion of the Chinese economy, and weak corporate governance and the lack of a flexible currency exchange policy still prevail in China. As a result of these differences, we may not develop in the same way or at the same rate as might be expected if the Chinese economy was similar to those of the OECD member countries.

The PRC government exerts substantial influence over the manner in which we must conduct our business activities.

The PRC government has exercised, and continues to exercise, substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use rights, property, and other matters. We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of the jurisdictions in which we operate may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.  Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof.

Future inflation in China may inhibit our ability to conduct business in China.

In recent years, the Chinese economy has experienced periods of rapid expansion and highly fluctuating rates of inflation. During the past ten years, the rate of inflation in China has been as high as 5.9% and as low as (0.8)%. These factors have led to the adoption by the Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. High inflation may in the future cause the Chinese government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the market for our products and our company.

You may have difficulty enforcing judgments against us.

Our assets are located, and our operations are conducted, in the PRC. In addition, all of our directors and officers are nationals and residents of the PRC and a substantial portion of their assets is located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts because China does not have any treaties or other arrangements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates basic principles of PRC law or national sovereignty, security, or the public interest.

Most of our revenues are denominated in Renminbi, which is not freely convertible for capital account transactions and may be subject to exchange rate volatility.

We are exposed to the risks associated with foreign exchange controls and restrictions in China, as our revenues are primarily denominated in Renminbi, which is currently not freely exchangeable. The PRC government imposes control over the convertibility between Renminbi and foreign currencies. Under the PRC foreign exchange regulations, payments for “current account” transactions, including remittance of foreign currencies for payment of dividends, profit distributions, interest and operation-related expenditures, may be made without prior approval but are subject to procedural requirements. Strict foreign exchange control continues to apply to “capital account” transactions, such as direct foreign investment and foreign currency loans. These capital account transactions must be approved by, or registered with, the PRC State Administration of Foreign Exchange, or SAFE. Further, capital contribution by an offshore shareholder to its PRC subsidiaries may require approval by the Ministry of Commerce in China or its local counterparts. We cannot assure you that we are able to meet all of our foreign currency obligations to remit profits out of China or to fund operations in China.

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular 142, to regulate the conversion by foreign invested enterprises, or FIEs, of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Circular 142 requires that Renminbi converted from the foreign currency-dominated capital of a FIE may be used only for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC unless specifically provided. In addition, SAFE strengthened its oversight over the flow and use of Renminbi funds converted from the foreign currency-dominated capital of a FIE. The use of such Renminbi may not be changed without approval from SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used. Compliance with Circular 142 may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business.

Fluctuation in the value of the Renminbi and of the U.S. dollar may have a material adverse effect on investments in our ordinary shares.

Any significant revaluation of the Renminbi may have a material adverse effect on the U.S. dollar equivalent amount of our revenues and financial condition as well as on the value of, and any dividends payable on, our ordinary shares in foreign currency terms. For instance, a decrease in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our ordinary shares and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our common shares. A significant portion of our revenues are denominated in Renminbi. Any further appreciation of Renminbi against U.S. dollars may result in significant exchange losses.

Prior to 1994, the Renminbi experienced a significant net devaluation against most major currencies, and there was significant volatility in the exchange rate during certain periods. Upon the execution of the unitary managed floating rate system in 1994, the Renminbi was devalued by 50% against the U.S. dollar. Since 1994, the Renminbi to U.S. dollar exchange rate has largely stabilized. On July 21, 2005, the People’s Bank of China announced that the exchange rate of U.S. dollar to Renminbi would be adjusted from $1 to RMB8.27 to $1 to RMB8.11, and it ceased to peg the Renminbi to the U.S. dollar. Instead, the Renminbi would be pegged to a basket of currencies, whose components would be adjusted based on changes in market supply and demand under a set of systematic principles. On September 23, 2005, the PRC government widened the daily trading band for Renminbi against non-U.S. dollar currencies from 1.5% to 3.0% to improve the flexibility of the new foreign exchange system. Since the adoption of these measures, the value of Renminbi against the U.S. dollar has fluctuated on a daily basis within narrow ranges, but overall has further strengthened against the U.S. dollar. There remains significant international pressure on the PRC government to further liberalize its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar. The Renminbi may be revalued further against the U.S. dollar or other currencies, or may be permitted to enter into a full or limited free float, which may result in an appreciation or depreciation in the value of the Renminbi against the U.S. dollar or other currencies.

China’s legal system is different from those in some other countries.

China is a civil law jurisdiction. Under the civil law system, prior court decisions may be cited as persuasive authority but do not have binding precedential effect. Although progress has been made in the promulgation of laws and regulations dealing with economic matters, such as corporate organization and governance, foreign investment, commerce, taxation and trade, China’s legal system remains less developed than the legal systems in many other countries. Furthermore, because many laws, regulations and legal requirements have been recently adopted, their interpretation and enforcement by the courts and administrative agencies may involve uncertainties. Sometimes, different government departments may have different interpretations. Licenses and permits issued or granted by one government authority may be revoked by a higher government authority at a later time. Government authorities may decline to take action against unlicensed operators which may work to the disadvantage of licensed operators, including us. The PRC legal system is based in part on government policies and internal rules that may have a retroactive effect. We may not be aware of our violation of these policies and rules until some time after the violation. Changes in China’s legal and regulatory framework, the promulgation of new laws and possible conflicts between national and provincial regulations could adversely affect our financial condition and results of operations. In addition, any litigation in China may result in substantial costs and diversion of resources and management attention.

Our business and financial performance may be materially adversely affected if the PRC regulatory authorities determine that our acquisition of Ossen Materials constitutes a round-trip investment without MOFCOM approval.

On August 8, 2006, six PRC regulatory agencies promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the 2006 M&A Rule, which became effective on September 8, 2006. According to the 2006 M&A Rule, a “round-trip investment” is defined as having taken place when a PRC business that is owned by PRC individuals is sold to a non-PRC entity that is established or controlled, directly or indirectly, by those same PRC individuals. Under the 2006 M&A Rules, any round-trip investment must be approved by MOFCOM, and any indirect arrangement or series of arrangements which achieves the same end result without the approval of MOFCOM is a violation of PRC law.

The direct shareholders of Ossen Materials, Ossen Asia and Topchina, are British Virgin Islands limited liability companies that were owned by Ossen Materials Group, a British Virgin Islands limited liability company that was controlled by Dr. Tang prior to our business combination.  Topchina also holds shares in Ossen Jiujiang.  We have been advised that we are not required to obtain MOFCOM approval because the relevant transactions occurred prior to the effectiveness of the 2006 M&A Rule.

However, the PRC regulatory authorities may take the view that the acquisition of shares in our PRC operating subsidiaries by Ossen Asia and Topchina, and the share exchange between Ultra Glory and Ossen Materials Group, are part of an overall series of arrangements which constitute a round-trip investment. If the PRC regulatory authorities take this view, we cannot assure you we may be able to obtain the approval required from MOFCOM. It is also possible that the PRC regulatory authorities could invalidate our acquisition and ownership of our Chinese subsidiaries, and that these transactions require the prior approval of the China Securities Regulatory Commission, or CSRC, before MOFCOM approval is obtained.

If these regulatory actions occur, we cannot assure you that we will be able to re-establish control of our Chinese subsidiaries’ business operations, that any such contractual arrangements will be protected by PRC law, or that we would receive as complete or effective an economic benefit and control of our Chinese subsidiaries’ business as if we had direct ownership of our Chinese subsidiaries.

Under the New Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.

China passed a New Enterprise Income Tax Law, or the New EIT Law, which became effective on January 1, 2008. Under the New EIT Law, an enterprise established outside of China with de facto management bodies within China is considered a resident enterprise, meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the New EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. In addition, a circular issued by the State Administration of Taxation on April 22, 2009 clarified that dividends and other income paid by such resident enterprises will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC enterprise shareholders. This recent circular also subjects such resident enterprises to various reporting requirements with the PRC tax authorities.

Although substantially all of our management is currently located in the PRC, it remains unclear whether the PRC tax authorities would require or permit our overseas registered entities to be treated as PRC resident enterprises. We do not currently consider our company to be a PRC resident enterprise. However, if the PRC tax authorities determine that we are a resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as interest on offering proceeds and non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Second, although under the New EIT Law and its implementing rules dividends paid to us from our PRC subsidiaries would qualify as tax-exempt income, we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, it is possible that future guidance issued with respect to the new resident enterprise classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC shareholders and with respect to gains derived by our non-PRC shareholders from transferring our shares.

Restrictions under PRC law on our PRC subsidiaries' ability to pay dividends and make other distributions could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our business.

Our revenues are generated by our PRC subsidiaries. However, PRC regulations restrict the ability of our PRC subsidiaries to pay dividends and make other payments to their offshore parent company. PRC legal restrictions permit payments of dividends by our PRC subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries are also required under PRC laws and regulations to allocate at least 10% of their annual after-tax profits determined in accordance with PRC GAAP to a statutory general reserve fund until the amounts in said fund reaches 50% of their registered capital. Allocations to these statutory reserve funds can be used only for specific purposes and are not transferable to us in the form of loans, advances, or cash dividends. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

Any failure to comply with PRC environmental laws may require us to incur significant costs.

We carry on our business in an industry that is subject to PRC environmental protection laws and regulations.  These laws and regulations require enterprises engaged in manufacturing and construction that may cause environmental waste to adopt effective measures to control such waste.  In addition, such enterprises are required to pay fines, or to cease operations entirely under extreme circumstances, should they discharge waste substances.  The Chinese government may also change the existing laws or regulations or impose additional or stricter laws or regulations, compliance with which may cause us to incur significant capital expenditures, which we may be unable to pass on to our customers through higher prices for our products.

We must comply with the Foreign Corrupt Practices Act.

We are required to comply with the United States Foreign Corrupt Practices Act, which prohibits U.S. companies from making prohibited payments to foreign officials for the purpose of obtaining or retaining business.  Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time to time in mainland China.  If any of our non-U.S. listed competitors that are not subject to the Foreign Corrupt Practices Act engage in these practices, they may receive preferential treatment and secure business from government officials in a way that is unavailable to us.  Furthermore, although we inform our personnel that such practices are illegal, we cannot assure you that our employees or other agents will not engage in illegal conduct for which we might be held responsible under U.S. law.  If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties.

Because our funds are held in banks that do not provide insurance, the failure of any bank in which we deposit our funds could affect our ability to continue our business operations.

Banks and other financial institutions in the PRC do not provide insurance for funds held on deposit. As a result, in the event of a bank failure, we may not have access to funds on deposit. Depending upon the amount of money we maintain in a bank that fails, our inability to have access to our cash could impair our operations, and, if we are not able to access funds to pay our suppliers, employees and other creditors, we may be unable to continue our business operations.

If relations between the United States and China worsen, investors may be unwilling to hold or buy our ordinary shares and our share price may decrease.

At various times during recent years, the United States and China have had significant disagreements over political and economic issues. Controversies may arise in the future between these two countries. Any political or trade controversies between the United States and China, whether or not directly related to our business, could reduce the price of our ordinary shares.

Risks Related to Our Ordinary Shares

The market price for our ordinary shares may be volatile.

The market price for our ordinary shares is likely to be highly volatile and subject to wide fluctuations in response to various factors, including the following:

•	actual or anticipated fluctuations in our quarterly operating results and revisions to our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the markets for our products;

•	changes in the economic performance or market valuations of companies specializing in our industry or our customers or their industries;

•	announcements by us or our competitors of new products, acquisitions, strategic relationships, joint ventures or capital commitments;

•	addition or departure of our senior management and key personnel;

•	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

•	litigation related to our intellectual property;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares; and

•	sales or perceived potential sales of our ordinary shares.

In addition, the securities market has from time to time, and to an even greater degree since the last quarter of 2007, experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ordinary shares.  Furthermore, in the past, following periods of volatility in the market price of a public company’s securities, shareholders have frequently instituted securities class action litigation against that company. Litigation of this kind could result in substantial costs and a diversion of our management’s attention and resources.

We may not be able to pay any dividends on our ordinary shares.

Under British Virgin Islands law, we may pay dividends if the directors declare that the company is able to satisfy the provisions of Section 57 of the BVI Companies Act, 2004.  Pursuant to this provision, the company, immediately after the distribution must satisfy the solvency test, in so far as its assets exceeds its liabilities, and the company must be able to pay its debts as they become due. Our ability to pay dividends will therefore depend on our ability to generate sufficient profits. We cannot give any assurance that we will declare dividends of any amounts, at any rate or at all in the future. We have not paid any dividends in the past. Future dividends, if any, will be at the discretion of our board of directors, subject to the approval of our shareholders, and will depend upon our results of operations, our cash flows, our financial condition, the payment of our subsidiaries of cash dividends to us, our capital needs, future prospects and other factors that our directors may deem appropriate.

There is no public market for our ordinary shares, and you may not be able to resell our ordinary shares at or above the price you paid, or at all.

There is no public market for our ordinary shares. If an active trading market for our ordinary shares does not develop, the market price and liquidity of our ordinary shares will be materially and adversely affected and you may not be able to resell our ordinary shares at or above the price you paid, or at all. An active trading market for our ordinary shares may not develop in a timely manner or at all.

If equity research analysts do not publish research reports about our company or if they issue unfavorable commentary or downgrade our ordinary shares, the price of our ordinary shares could decline.

The trading market for our ordinary shares will rely in part on the research reports that equity research analysts publish about us and our company. We do not control these analysts. The price of our ordinary shares could decline if one or more equity analysts downgrade our ordinary shares or if they issue other unfavorable commentary, or cease publishing reports, about us or our company.

ITEM 4.	INFORMATION ON THE COMPANY

4A.  History and Development of the Company

We are a British Virgin Islands limited liability company organized on January 21, 2010 under the BVI Business Companies Act, 2004 under the name Ultra Glory International Ltd., or Ultra Glory, as a blank check company for the purpose of acquiring, through a share exchange, asset acquisition or other similar business combination, an operating business.

Business Combination

On July 7, 2010, Ultra Glory and its sole shareholder entered into a share exchange agreement with Ossen Innovation Group, a British Virgin Islands limited liability company organized on April 30, 2010 under the British Virgin Islands Companies Act (2004) and the shareholders of Ossen Innovation Group. Pursuant to the share exchange agreement, Ultra Glory acquired from the shareholders of Ossen Innovation Group all of the issued and outstanding shares of Ossen Innovation Group, in exchange for an aggregate of 10,000,000 newly issued ordinary shares issued by Ultra Glory to the shareholders of Ossen Innovation Group.  In addition, the sole shareholder of Ultra Glory sold all of the 5,000,000 ordinary shares of Ultra Glory that were issued and outstanding prior to the business combination, to the shareholders of Ossen Innovation Group for cash, at a price of $0.03 per share.  As a result, the individuals and entities that owned shares of Ossen Innovation Group prior to the business combination acquired 100% of the equity of Ultra Glory, and Ultra Glory acquired 100% of the equity of Ossen Innovation Group.  Ossen Innovation Group is now a wholly owned subsidiary of Ultra Glory.  In conjunction with the business combination, Ultra Glory filed an amended charter, pursuant to which Ultra Glory changed its name to Ossen Innovation Co., Ltd., changed its fiscal year end to December 31, changed the par value of its ordinary shares to $0.01 per share and increased its authorized shares to 100,000,000.  Upon the consummation of the business combination, we ceased to be a shell company.

Our Shareholders

Dr. Tang, our chairman, owns 100% of the shares of Effectual Strength Enterprises Ltd., a British Virgin Islands company, which owned 79% of the shares of Ossen Innovation Group prior to the business combination, and owns 79% of our shares since the business combination.  The holders of the remaining 21% of our shares are investors that are residents of the PRC and are unaffiliated with Ossen.

Our Subsidiaries

British Virgin Islands Companies

Ossen Innovation Group, our wholly owned subsidiary, is the sole shareholder of two holding companies organized in the British Virgin Islands: Ossen Group (Asia) Co., Ltd., or Ossen Asia, and Topchina Development Group Ltd., or Topchina.  All of the equity of Ossen Asia and Topchina had been held by Dr. Tang since inception.  In May 2010, Dr. Tang transferred these shares to Ossen Innovation Group in anticipation of the public listing of our company’s shares in the United States.

Ossen Asia is a British Virgin Islands limited liability company organized on February 7, 2002.  Ossen Asia has one direct operating subsidiary in China, Ossen Innovation Materials Co. Ltd., or Ossen Materials.  Ossen Asia owns 81% of the equity of Ossen Materials.

Topchina is a British Virgin Islands limited liability company organized on November 3, 2004.  Ossen Materials and Topchina directly own an operating subsidiary in China, Ossen (Jiujiang) Steel Wire & Cable Co., Ltd., or Ossen Jiujiang.  Ossen Materials owns 75% of the equity of Ossen Jiujiang and Topchina owns 25%.

Ossen Materials

Ossen Materials was formed in China on October 27, 2004 as a Sino-foreign joint venture limited liability company under the name Ossen (Ma’anshan) Steel Wire and Cable Co., Ltd.  On May 8, 2008, Ossen Materials was restructured from a Sino-foreign joint venture limited liability company to a corporation.  The name of the entity was changed at that time to Ossen Innovation Materials Co., Ltd.

Ossen Asia owns 81% of the equity of Ossen Materials.  The remaining 19% is held in the aggregate by four Chinese entities, two of which are controlled by Chinese governmental entities, one of which is controlled by Zhonglu Co. Ltd., a company whose shares are listed on the Shanghai Stock Exchange, and one of which is controlled by Chinese citizens.

Through Ossen Materials, we have manufactured and sold plain surface prestressed concrete (“PC”) strands, galvanized PC steel wires and PC wires in our Maanshan City, PRC, facility since 2004.  The primary products manufactured in this facility are our plain surface PC strands.  The primary markets for the products manufactured at our Maanshan facility are Anhui Province, Jiangsu Province, Zhejiang Province and Shanghai City, each in the PRC.

Ossen Jiujiang

On April 6, 2005, Ossen Shanghai Investment Co., Ltd., or Ossen Shanghai, acquired a portion of the bankruptcy assets of Jiujiang Tianlong Galvanized Prestressing Steel Strand LLC, including equipment, land use rights and inventory for approximately $3.9 million.  Ossen Jiujiang was formed by Ossen Shanghai in the PRC as a Sino-foreign joint venture limited liability company on April 13, 2005.  Ossen Shanghai then transferred the newly acquired assets to Ossen Jiujiang. At its inception, Ossen Jiujiang was owned by two entities: 33.3% of its equity was held by Ossen Asia and 66.7% by Ossen Shanghai.  Ossen Shanghai is a Chinese company owned by five Chinese individuals, one of whom is a director of our subsidiary, Ossen Materials. In June 2005, Ossen Shanghai transferred its entire interest in Ossen Jiujiang to Topchina in exchange for approximately $2.9 million. In October 2007, Topchina transferred 41.7% of the equity in Ossen Jiujiang to Ossen Asia for no consideration. On December 17, 2007, Ossen Asia transferred all of its shares in Ossen Jiujiang to Ossen Materials for no consideration.  Since that date 75% of the equity of Ossen Jiujiang has been held by Ossen Materials and 25% by Topchina.

Through Ossen Jiujiang, we manufacture galvanized PC wires, plain surface PC strands, galvanized PC strands, unbonded PC strands, helical rib PC wires, sleeper PC wires and indented PC wires.  The primary products manufactured in this facility are our galvanized PC wires.  The primary markets for the PC strands manufactured in our Jiujiang facility are Jiangxi Province, Wuhan Province, Hunan Province, Fujian Province and Sichuan Province, each in the PRC.

Organizational Structure Chart

The following chart reflects our organizational structure since the date of the business combination between Ultra Glory and the shareholders of Ossen Innovation Group:

Capital Expenditures

Our capital expenditures consist primarily of expenditures on property, plant and equipment. Capital expenditures on property, plant and equipment were $2.9 million in 2007, $2.3 million in 2008 and $0.2 million in 2009. We financed our capital expenditure requirements from the cash flows generated by our operating activities and from short-term bank loans.  We have no current commitments for capital expenditures.

Registered office

The address of our registered office in the British Virgin Islands is: Akara Building, 24 De Castro Street, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. The telephone number of the registered office is (284) 494-4840.

4B.  Business Overview

General

Ossen is one of the largest producers of prestressed steel materials in China.  Our facilities are located in Maanshan City, Anhui Province and in Jiujiang City, Jiangxi Province, in the People’s Republic of China. We manufacture and sell an array of plain surface and rare earth galvanized prestressed steel materials, which we believe is the most comprehensive amongst our competitors in China.  According to the PRC PC Strand Industry Investment and Market Operation Research Report, in 2008, our rare earth coated PC strand products were ranked third in sales in the PRC and first in export sales by Chinese prestressed steel manufacturers.

Ossen is one of the leading enterprises in the PRC in the design, engineering, manufacture and sale of customized prestressed steel materials used in the construction of railways, highways, bridges and buildings in China and is a member of the China Prestressed Association.  Since 2007, we have also been one of the leading Chinese exporters of customized prestressed steel materials to other countries, including the United States, Canada, Spain, Italy and South Asian countries.  Currently, our best-selling products are our plain surface PC wires and rare earth galvanized PC strands.  The primary characteristics that make our prestressed steel products suitable for this wide range of projects are their high strength and low relaxation rate.  Prestressed materials of high strength and low relaxation, which comprised approximately 80% of our revenues in 2009, are currently in high demand in major construction projects in China.

Ossen’s product offerings incorporate proprietary designs and are known for their high level of reliability and performance. Our products are marketed under the “Ossen” brand name both domestically and internationally. Our management’s core strategy is to leverage our expertise in research and development of customized products by providing solutions to our customers’ unique needs, as evidenced by our continuous introduction of new product lines since our inception. We handle all aspects of market research, product design, engineering, manufacturing, sales and marketing.  We conduct our manufacturing operations in our ISO 9001 manufacturing facilities in Maanshan City and Jiujiang City, in the PRC.

Ossen Materials, our operating subsidiary, was founded in 2004 by Ossen Shanghai and Ossen Asia.  In 2005, we expanded our manufacturing capabilities by acquiring a new facility in Jiujiang City in the PRC and forming Ossen Jiujiang.  The founders of Ossen were among the first in China to introduce and promote the use of prestressed steel materials in construction projects. The founders of Ossen have been involved in producing prestressed materials since 1994 and have accumulated more than 15 years of experience in the prestressed materials industry.

We are affiliated with the Ossen Group, which is a Chinese conglomerate controlled by our Chairman, Dr. Tang, whose core businesses include steel manufacturing and real estate, among others.  The annual revenue of the Ossen Group in 2009 was approximately $1.5 billion.

Our Growth Strategy

We intend to expand our industry position while maximizing shareholder value and pursuing a growth strategy that includes increasing our production capacity and strengthening our relationships with key customers, diversifying our customer base and pursuing strategic relationships and acquisition opportunities.

Increasing our production capacity and developing new higher margin products.

We believe that we will be able to increase our production capacity from 140,000 tons to 200,000 tons in the next five years.  We believe that the expansion of our production capacity will enable us to benefit from the continued growth in overall demand for prestressed steel materials in China.  A significant portion of our growth would be devoted to galvanized materials, which have higher profit margins and which we could sell to customers in the United States because the anti-dumping measures recently imposed by the U.S. on Chinese steel exporters do not cover these galvanized materials.

Strengthening our relationships with key customers and diversifying our customer base.

We intend to strengthen our relationships with key customers while further expanding our customer base. We plan to continue providing high-quality and cost-competitive products to our existing customers and to use our existing customer network and strong industry reputation to expand into new regions within the PRC, beyond the local regions in which we currently sell our products, and internationally.  We intend to continue to use customer feedback to improve the quality of our products and technical after-sales services and to strengthen our long-term base of domestic and international customers.

Pursuing strategic relationships and acquisition opportunities

We intend to evaluate and pursue acquisition opportunities and strategic partner relationships which could enhance our product offerings, customer base or geographic reach, or which could allow us to achieve economies of scale and operating efficiencies.  We currently have no plans, agreements or commitments with respect to any material acquisitions or strategic relationships.

Competitive Advantages

Our management believes that the following competitive strengths differentiate us from other domestic and international competitors and are the key factors to our success:

We are Taking Advantage of Industry Trends

Due to the demand for new prestressed materials in infrastructure construction and the domestic market, we believe that our industry will grow significantly for at least the next five years. Specifically, we expect the market for premium rare earth products, including rare earth galvanized prestressed steel strands and wires, to grow.

Many reports indicate that our industry will experience significant growth in the coming years. For example, based on the 11th five-year plan for highway and waterway transportation by the Ministry of Transportation of the PRC, the government plans to invest $730 billion in the national highway network from 2009 to 2013, which drives huge demand for prestressed materials.  Similarly, the Railway Network Plan issued by the Ministry of Railways of the PRC has indicated that $290 billion will be invested in railway construction from 2009 to 2013, which further drives the demands for prestressed materials. From now until 2020, we believe that 200 new bridges will be built on dozens of rivers in the PRC, including the Yangtze River, Yellow River, Songhua River, Jiangxi River, Xiangjiang River, Han River, Minjiang River and Pearl River. The bridge projects will require approximately 6 million tons of rare earth galvanized prestressed materials in the aggregate.

In addition, over the next decade, China is expected to build four cross-sea bridges and tunnels, such as the Bohai Bay Cross-Sea Bridge, the Hong Kong-Zhuhai-Macao Cross-Sea Bridge, the Qiongzhou Strait Bridge and the Taiwan Strait Tunnel. These projects are expected to require approximately 8 million tons of rare earth galvanized prestressed materials.

The China National Nuclear Industry Group has estimated that the PRC government will invest approximately $60 billion by 2020 for nuclear power construction, which would require approximately two million tons of prestressed materials. Further, the ongoing building of a large number of rural roads, highways and buildings should continue to generate significant demands for prestressed materials.

Leading Provider of Customized Prestressed Steel Materials

Ossen is one of the leading providers in the design, engineering, manufacture and sale of customized prestressed steel materials used in the construction of railways, highways, bridges and buildings in China and exported from China. Based on our estimates, we believe that in 2008, Ossen held a market share of approximately 30% in China for certain of its coated prestressed steel products and 58.9% in export sales of these materials from China. China is investing heavily in transportation infrastructure, including railways, highways, and urban metro transit systems. Our management anticipates a growing demand for these materials.

Strong In-House Design Capabilities

Our design and engineering team consists of members educated in top universities in China, and our management team has fifteen years of industry experience on average. We have built a recognized brand name in the industry by introducing innovative solutions to the prestressed steel industry in China and internationally. Our engineering team works closely with our customers in order to understand their requirements. We have been able to introduce new equipment to enhance cost saving and time reduction in the construction of bridges, highways, railways and buildings, as well as numerous other projects.

Efficient Proprietary Production Technology

We continually pursue technological improvements to our manufacturing processes via our strong in-house development teams. We have been granted ten patents by the State Intellectual Property Office of the PRC, including one invention patent and nine utility patents. In addition, we have applied for an additional thirteen invention patents and seven utility model patents, which are currently pending. These patents and patent applications are intended to protect our technologies, including production processes of various wire ropes, pickling methods for steel wire materials and devices designed for the production of steel wire. Our research and development efforts have generated technological improvements that have been instrumental in controlling our production costs and increasing our operational efficiency.

Strong Recognition from Domestic and International Customers for Building Projects

The solid reputation that our management team has developed over the past 15 years in the prestressed material industry in China and in other countries such as Canada, the United States, South Korea, Italy and Spain, including an established track record for consistently providing quality products at competitive prices, has enabled us to develop a strong customer base and to be involved in major building projects.  Some of our recent projects are listed below under the heading “Recent Projects”.

Rigorous Quality Control Standards

Consistent with our continuing commitment to quality, we impose rigorous quality control standards at various stages of our production process.  We strictly comply with various national and international quality standards with respect to the manufacture of prestressed materials. Our certifications and accreditations include the United Kingdom Accreditation Service (UKAS), the British Standards Institution (BSI) certification, the Korean Standards Association (KS) certification from South Korea, the Market Access certification from the Spanish Ministry of Industry and an ISO 9001 certification.  We believe that these certifications, together with the numerous national awards that we have been awarded demonstrate our commitment to producing high-quality products as well as providing us with a competitive advantage over some of our competitors in certain international markets and in China.

Experienced Management and Operational Teams with Domestic PRC Market Knowledge

Our senior management team and key operating personnel have extensive management skills, relevant operating experience and industry knowledge.  In particular, Dr. Tang, our Chairman, is a Doctor of Economics, Senior Engineer and Professor of Finance and Statistics at the School of East China Normal University, and has extensive experience managing and operating companies in the prestressed steel industry.  We believe our management team’s experience and in depth knowledge of the market in China will enable us to continue to successfully execute our expansion strategies. In addition, we believe our management team’s strong track record will enable us to continue to take advantage of market opportunities that may arise.

Our Products

Our prestressed steel materials are categorized as plain surface products and rare earth coated products.

Plain Surface Products

Our plain surface products are characterized as follows:

•
Plain surface prestressed concrete, or PC, strands.  These products consist of PC wires that are twisted into a bundle and used as precast concrete plates on the riding surface of bridges.  These products are categorized based on size, strength and structure.  Sizes range from 9.3mm to 17.8mm.  Strength level ranges from 1570MPa to 2000MPa.  Structures vary between 1x3 and 1x7.

•
Unbonded plain surface PC strands.  These products consist of plain surface PC strands that are coated with grease and extruded with high-density polyethylene. These products are used primarily in the construction of bridges and buildings.

•	PC wires. These products are further divided among the following three categories:

▪	Plain surface PC wires. This product consists of an individual round wire used in the construction of buildings.

▪	Indented PC wires. This product consists of an individual round wire that contains an indentation used in the construction of buildings.

▪
Helical (spiral) rib PC wires.  This product consists of an individual round wire whose surface is pulled out into a helical rib pattern used in the construction of railway ties, or sleepers, and buildings.

PC wires are categorized based on size, strength and structure.  Sizes range from 4.0mm to 9.0mm.  Strength level ranges from 1570MPa (megapascal) to 2000MPa.  Structures vary between 1x3 and 1x7.

Rare Earth Coated Prestressed Products

Our rare earth coated prestressed products are characterized as follows:

•	Rare earth coated PC wires. These products are further divided as follows:

▪	Ф5.0 Series, used for suspension bridges.
▪	Ф7.0 Series, used for cable-stayed bridges.

•	Rare earth coated PC strands, used for bridges and buildings.

Rare earth coated products are plain surface materials that are galvanized, or coated, with a rare earth zinc-plating protective layer so as to produce materials that are more corrosion-resistant and long-lasting. The purpose of galvanizing is to generate a surface layer to protect the materials from erosion, abrasion and oxidization, without changing the elements of the basic materials or weakening the basic material’s strength or other functionality through any techniques that utilize physical chemistry or electrochemistry.  The coating process can cause loss of strength in regular steel materials, but the loss of strength in galvanized prestressed products is minimal.

Customers that purchase our prestressed materials also purchase other supporting products, such as anchorage devices and ripple tubes, to complement our materials. These supplementary products are produced by anchorage manufacturing factories that are unaffiliated with us.

Competition

China is one of the world’s largest producers and markets for prestressed steel materials. In 2009, our sales were predominantly to customers located in the PRC, and as a result, our primary competitors were PRC domestic companies. To a lesser degree, we faced competition from international companies.  However, as our sales to international markets increase from 2009 levels, we expect to face increasing competition from international companies in those markets.

We believe that being located in China provides us with a number of competitive factors within our industry, including the following:

•	Pricing. Flexibility to control pricing of products and the ability to use economies of scale to secure competitive pricing advantages;

•	Technology. Ability to manufacture products efficiently, utilize low-cost raw materials, and to achieve better production quality; and

•
Barriers to entry.  Technical knowledge, access to capital, local market knowledge and established relationships with suppliers and customers to support the development of commercially viable production facilities and products.

Competition among manufacturers of plain surface steel products in China can be characterized as fragmented, with many large and small companies competing with each other.  Our primary competitors for these products are Jiangyin Foster, Jiangxi Xinhua, Baosteel Group Shanghai Ergang Co. Ltd. and Jiangyin Wabin Steel Cable Co. Ltd.

Competition among manufacturers of coated steel products in China is limited to a small group of companies.  Our main competitors for these products are Baosteel Group Shanghai Ergang Co. Ltd. and Jiangyin Wabin Steel Cable Co. Ltd.  We believe that we differentiate ourselves by being an early mover in the industry and by offering superior product quality, timely delivery and high value. We believe that we have the following advantages over many of our competitors:

•	the performance and cost effectiveness of our products;

•	our ability to manufacture and deliver products in required volumes, on a timely basis, and at competitive prices;

•	superior quality and reliability of our products;

•	our after-sale support capabilities, from both an engineering and an operational perspective;

•	effectiveness of customer service and our ability to send experienced operators and engineers as well as a seasoned sales force to assist our customers; and

•	overall management capability.

Seasonality

Demand for our products remains fairly consistent throughout the year.

Our Raw Materials and Supply

Raw Materials

High carbon steel wire rods are the primary raw material required to manufacture prestressed steel materials. The quality and cost of the rods we purchase differs between our plain surface products and our coated products. Coated products require higher-priced rods that are higher in purity and durability.  The price for certain rods needed for coated products is approximately $150 per ton higher than rods needed for plain surface products.  B87 MnQL, a type of high carbon steel wire rod, is the most expensive material that we purchase from Chinese suppliers, costing as much as approximately $1,000 per ton.  DLP, a type of high carbon steel wire rod that we import from Japan, is the most expensive material that we purchase overall, costing as much as approximately $1,500 per ton.

Our Supply Sources

We select our suppliers by assessing criteria such as the quality of materials supplied, the duration of the supplier’s business relationship with us, pricing, delivery reliability and response time to orders placed by us.  To minimize purchasing costs, we use a limited number of suppliers.  Because we purchase substantial quantities from these suppliers, we are often able to procure these products at competitive prices.  We usually enter into a one-year purchase agreement with each supplier and then order on a spot basis for each delivery.  We negotiate pricing with our suppliers on an arm’s length basis prior to the delivery of these supplies to us, based upon the prevailing market prices at such time.  As we increase the scale of our production, we may need to establish a more diverse supplier network while attempting to continue to leverage our purchasing power to obtain favorable pricing and delivery and payment terms.

Historically, we have purchased a significant percentage of our raw materials from an affiliated entity, Shanghai Z.F.X. Steel Co., Ltd., or Shanghai ZFX, a supplier of steel wire rods, which is controlled by our chairman, Dr. Tang.  In 2008 and 2009, we purchased approximately 26.2% and 12.8% of our raw materials from Shanghai ZFX, respectively.  We expect that we will continue to purchase the bulk of our supplies from unaffiliated suppliers in the future, as we did in 2009.

The three suppliers that are unaffiliated with us that supplied us with a significant percentage of our raw materials in 2008 or 2009 were Zhangjiagang Free Trade Zone JinDe Trading Co., Ltd., Jiangsu Shagang and LiaoNing TongDa Building Material Industrial, all based in China.

In 2008, purchases from our four largest suppliers, in the aggregate, accounted for approximately 77.7% of our total cost of supplies.  In 2009, purchases from our four largest suppliers, in the aggregate, accounted for approximately 84.9% of our total cost of supplies.

We are not dependent on any one of our suppliers, as we are able to source raw materials from alternative vendors should the need arise.  We have not experienced significant production disruptions due to a supply shortage from our suppliers, nor have we had any major dispute with a material supplier.

Volatility of Price of Raw Materials

We have no long-term, fixed-price steel purchase contracts.  When steel prices increase, as they did in 2008, competitive conditions will influence how much of the price increase we can pass on to our customers.  When steel prices decline, as they did in the fourth quarter of 2008 and through the first half of 2009, customer demands for lower prices and our competitors' responses to those demands could result in lower sale prices, lower margins and inventory valued at lower of cost or market adjustments as we use existing steel inventory.

Manufacturing Process

Equipment

Our production facilities use innovative equipment and machinery imported from France and Italy and is of the highest quality in metal wire drawing, wire stranding, zinc plating and finishing. Our production lines produce prestressed steel materials that meet quality standards mandated by numerous countries, including Spain, the United Kingdom and South Korea.

We own cutting edge technologies in over 20 high-tech fields, including oil-immersion preservation technology, new coating production technology, skin pass coating technology, coating stabilization technology, rare earth alloy plating technology, new high-temperature phosphorization heating technology, new material traction technology, rare earth alloy technology, new fixed scoring technology, new high-temperature low-speed thread stripping technology, and double coating stabilization, among others.  We believe that we are the leading company in our industry with respect to the implementation of innovative technologies in the manufacture of prestressed steel materials.

Production Process

The production of our products involves various steps, including inspection, pickling, washing, rinsing, phosphatizing, boronizing, surface treatment, plating, baking, coating, cooling, polishing, inspection and packaging.  The technology and procedures used in the above processes vary among the different products that we manufacture and depend upon the product specifications prescribed by a particular customer.

Generally, the manufacturing process involves the following:

•
Cleaning steel wire rods or other similar raw materials by chemical pickling, mechanical de-scaling or a similar process.  The materials are then cold drawn and reduced until the desired diameter and resistance characteristics are achieved. This process is what provides the material with its strength.

•	In the production of strands, the individual wires (either 3 or 7 wires) are braided together to form a strand.

•	The final step is to subject the steel material to a thermo-chemical process which endows the material with mechanical properties, such as low relaxation, which enable the material to last over time.

Production Lines

We currently have 18 production lines, consisting of the following:

•
Two surface treatment production lines, one located in our Maanshan facility and one in our Jiujiang facility, each composed of an acid pickling bath, rinsing bath, high pressure water rinsing bath, phosphating bath, saponification (boronizing) bath and cleaning bath.

•
Seven wire drawing production lines, four located in our Maanshan facility and three in our Jiujiang facility, each composed of a pay-off machine, drawn can and take-up machine. Each of our half-finished products is processed on a wire drawing production line.

•
Three PC strand stabilization treatment production lines, two located in our Maanshan facility and one in our Jiujiang facility, each composed of stranding machines, straightening wheels, jockey wheels, medium frequency furnace, cooling tank, take-up and pay-off machines, a wire arraying machine and a layer winding machine.  The PC strand stabilization product lines in our Jiujiang facility produce plain surface PC strands and galvanized PC strands of various specifications.

•
One zinc galvanization production line, located in our Jiujiang facility, composed of a pay-off machine, degreasing furnace, acid rinsing pickling tank, assistant plating tank, drying furnace, galvanizing furnace, drawing tower and take-up machine. Half-finished products needed for different series of rare earth galvanized PC wires and strands are produced on this line.

•
Two surface finishing production lines, both located in our Jiujiang facility, each composed of a pay-off machine, a finishing machine and a take-up machine. These production lines are used to produce half-finished products of rare earth galvanized PC wires and strands.

•
Two PC wire stabilization treatment production lines, both located in our Jiujiang facility, each composed of a pay-off machine, jockey wheel, straightening machine, indent marking machine, medium frequency furnace, cooling tank, towing machine, shearing machine and take-up machine. Zinc galvanized PC wires, round PC wires, indented PC wires and helical rib PC wires are produced on these production lines.

•
One unbonded PC strand production line, located in our Jiujiang facility, composed of a pay-off machine, oiling machine, high-density polyethylene plastic injection machine, water tank, towing machine and take-up machine. This production line is used to produce different series of unbonded plain surface PC strands and unbonded galvanized PC strands.

Quality Control

Consistent with our continuing commitment to quality, we impose rigorous quality control standards at various stages in the production process.  In addition, our facilities are equipped with first-class testing equipment, such as a tensile strength tester and a relaxation tester, which guarantee the high quality and safety of our products.

We strictly comply with various national and international quality standards with respect to the manufacture of pre-stressed materials. Our certifications and accreditations include the United Kingdom Accreditation Service (UKAS), the British Standards Institution (BSI) certification, the Korean Standards Association (KS) certification from South Korea, Market Access certification from the Spanish Ministry of Industry and an ISO 9001 certification.

Our procedure when discovering any product quality problem in the production process includes immediate shut down for inspection. Once the problem is solved, we continue with production.  If a problem occurs with a product, the product inspector stamps a nonconformity seal and hangs a nonconformity label on the problematical product. The nonconforming product is moved to a separate area and is not transferred to the next procedure. We do not deliver nonconforming products to users.

Sales, Marketing and Distribution

Sales and Marketing

We have been successful to date in maintaining long-term relationships with numerous customers by satisfying their commercial needs. In addition, our marketing team monitors the market and responds accordingly in order to increase our customer base. We have a dedicated marketing and sales team of 11 employees that proactively follows up on new sales leads.

Our marketing team develops strategies for the short-term and long-term by obtaining first-hand information about our products’ market positioning, monitoring national macro-economic policies, inquiring about current and future markets needs, following the progress of existing projects and the satisfaction of existing customers.  In addition, our technicians and marketing specialists regularly visit governmental departments, construction development companies, design institutes, supervision institutions, national construction quality inspection institutions and builders to promote new products.  We have also joined the PRC national bridge exhibition for marketing purposes.

Distribution

Both of our manufacturing plants are equipped with facilities for cargo lifting, shipment and distribution. Products for domestic customers are distributed to the destination designated by our customers. Products for international customers are delivered either to carriers at various ports of exit in China or delivered to a designated destination overseas.

Technical After-Sales Services

Our team of experienced engineers and technicians provides after-sales services to our customers.  After the delivery of our materials, our engineers train our customers to install and identify and address safety and maintenance concerns.  After a sale of our product, we introduce and advertise the company brand position, distribute a guide application method process, issue regulation manuals, and explain and solve general and difficult problems.

Our Customers

We sell the majority of our products domestically in China.  Since our inception, we have also exported our products to foreign countries, including the United States, Spain, South Korea and Saudi Arabia, among others.  Our customers are diverse in nature, as we sell our products directly to end users, to other manufacturers and to distributors, in each case depending on the nature of the product and the utilization of the product.

The six customers whose purchases comprised a significant percentage of our sales in 2008 or 2009 were Shanghai Zhaoyang New Metal Material (China), the Crispin Corporation (United States), Ibercordones Pretensados (Spain), National Metal Manufacturing and Casting Co. (Saudi Arabia), Zhangjiagang Ruifeng Iron and Steel Co. (China) and Hada Railway Passenger Dedicated Lines (China).  In anticipation of the imposition of anti-dumping rates by the U.S. and the European Union, which were ultimately implemented in 2009, we discontinued sales of our plain surface materials to Crispin, Ibercordones and our other customers in those regions at the end of 2008.

In 2008 and 2009, sales to our six largest customers, in the aggregate, accounted for approximately 80.8% and 86.6% of our total sales, respectively.

The following table describes the breakdown of our sales in 2008 and 2009 between our domestic and international customers.

	Year ended December 31,
	2009	2008
Domestic Sales	$97,361,596	$51,611,646
International Sales	3,726,200	31,130,664
Total Sales	$101,087,796	$82,742,310

Recent Projects

The following list is a sample of some of the recent projects in which our prestressed steel materials were used in both the domestic and the international markets:

Nanchang New Bayi Bridge, PRC	Jiujiang-Lushan Railway Project, PRC	Hefei-Bangbu Passenger Dedicated Line, PRC	Beijing-Shanghai Express Rail, PRC

Shenzhan Bay Bridge, PRC	Boyang Lake Railway Bridge, PRC	Wenfu Railway, PRC	Wuhan-Guangzhou Railway, PRC

Pantian Highway, PRC	Shanghai No. 6 Subway, PRC	Nanjing-Hangzhou Passenger Dedicated Line, PRC	Yunnan Shi-Suo Expressway, PRC

Alameda Corridor Turnpike, Alameda, California, U.S.A.	MGM Grand Parking, Las Vegas, Nevada, U.S.A.	Dallas Center of Performing Arts, Dallas, Texas, U.S.A.	Trois Rivieres Grand Anchors, Canada

Nam Chang Bridge, South Korea	Parking Apron in the Cadiz Airport, Spain	Grand Hyatt San Antonio, Texas, U.S.A.	Trump Tower, Las Vegas, Nevada, U.S.A.

Intellectual Property

We rely on a combination of patents, trademarks, domain names and confidentiality agreements to protect our intellectual property. Our manufacturing processes are based on technology developed primarily in-house by our research and development and engineering personnel.

With respect to proprietary know-how that is not patentable and processes for which patents are difficult to enforce, we rely on, among other things, trade secret protection and confidentiality agreements to safeguard our interests. All of our research and development personnel have entered into confidentiality and proprietary information agreements with us. These agreements address intellectual property protection issues and require our associates to assign to us all of the inventions, designs and technologies they develop during the course of employment with us.  We are not aware of any material infringement of our intellectual property rights.

Patents

We have been granted ten patents by the State Intellectual Property Office of the PRC, including one invention patent and nine utility patents. In addition, we have applied for an additional thirteen invention patents and seven utility model patents, which are currently pending. Actual examination times for patent applications in China vary, but examinations of similar patent applications have taken approximately one year. These patents and patent applications are intended to protect the production processes of various wire ropes, pickling methods of materials of steel wire and devices designed for the steel wire production. The term of all of the utility model patents is ten years from the filing of the application and the term of all of the invention patents is twenty years from the filing of the application.  We currently do not have any patents registered or pending in any jurisdiction outside of the PRC.

The following table provides the name, application number or patent number, the applicant or patent holder and the status of each of our invention patents and invention patent applications and the expiration date of our registered invention patent:

Name	ApplicationNo. /Patent No.	Applicant /Patent Holder	Status	Expiration Date

Stabilizing Process of Indented Wire	2007101571490	Ossen Jiujiang	Registered	11/23/2027

Method to Change the Length of Waste of Stranded Wire Joint	200910144241.2	Ossen Materials	Pending	-

Stirring & Pickling Process of Raw Materials of Stranded Wire	200910144242.7	Ossen Materials	Pending	-

Multi-Bath Pickling Process of Materials of Stranded Wire	200910144243.1	Ossen Materials	Pending	-

Production Process of Galvanized Steel Wire	2010101051799	Ossen Jiujiang	Pending	-

Production Process of Helical Rib Steel Wire	2010101051534	Ossen Jiujiang	Pending	-

Production Process of Pre-stressed Galvanized Stranded Wire	2010101052062	Ossen Jiujiang	Pending	-

Name	ApplicationNo. /Patent No.	Applicant /Patent Holder	Status	Expiration Date

Stabilizing Production Process of High Strength Pre-stressed Rare Earth Coated Steel Wire	2010101051784	Ossen Jiujiang	Pending	-

Precision Measurement Instrument for measuring Indented Depth of Pre-stressed Indented Steel Wire	2010201102461	Ossen Jiujiang	Pending	-

Double-Pump Spray Device of Galvanized Steel Wire’s Coating- Assistant Tank	2010201102599	Ossen Jiujiang	Pending	-

Device Designed to Remove Dust of High Strength Pre-stressed Rare Earth Coated Steel Wire	2010201102654	Ossen Jiujiang	Pending	-

A New Dual-Conical-Surfaces Self-locking Power Lock	2010201102809	Ossen Jiujiang	Pending	-

A New Stranding Pulley Designed for Production of High Strength Pre-stressed Rare Earth Coated Steel Wire	201020117245x	Ossen Jiujiang	Pending	-

Stabilizing Temperature Alarm Control Device for High Strength Pre-stressed Rare Earth Coated Steel Wire	2010201172407	Ossen Jiujiang	Pending	-

The following table provides the name, application number or patent number, the applicant or patent holder and the status of each of our utility model patents and utility model patent applications and the expiration date of our registered utility model patents:

Name	ApplicationNo. /Patent No.	Applicant /Patent Holder	Status	Expiration Date

Loose Tensile Test Device for Pre-stressed Steel Wire	ZL200720192927.0	Ossen Materials	Registered	12/03/2017

Hanging Box Used in Phosphate Bath of Stranded Wire	ZL200820185077.0	Ossen Materials	Registered	08/22/2018

Oiling Device for Pre-stressed Stranded Wire	ZL200820185079.x	Ossen Materials	Registered	08/22/2018

Water Cut-off Device to Test Infrared Temperature of Stranding Machine	ZL200820185080.2	Ossen Materials	Registered	08/22/2018

Infrared Safety Control Device for Lift Truck	ZL200820185081.7	Ossen Materials	Registered	08/22/2018

Device Designed to Control Smoke by Temperature	ZL200820185082.1	Ossen Materials	Registered	08/22/2018

Device Designed to Control Water Temperature When Phosphatizing the Pre-stressed Stranded Wire	200920233724.5	Ossen Materials	Pending	-

Device for Testing Center Steel Wire Broken for Stranded Wire	200920233725.x	Ossen Materials	Pending	-

Name	ApplicationNo. /Patent No.	Applicant /Patent Holder	Status	Expiration Date

Device Designed to Test Temperature of Steel Wire When Drawing the Stranded Wire	200920233726.4	Ossen Materials	Pending	-

Steel Wire Joint Machine with Pressure Detecting Function	200920233728.3	Ossen Materials	Pending	-

Automatic Paper Rolling Device of Asphalt Paper	200920233729.8	Ossen Materials	Pending	-

Aerial Overhaul Platform for Forklift	200920233730.0	Ossen Materials	Pending	-

Skid Used When Packing Pre-stressed Stranded Wire	200920233731.5	Ossen Materials	Pending	-

Cooling Device Designed for the Cutter Bit for Indentation Used for Production of Pre-stressed Indented Wire	ZL200720192974.x	Ossen Jiujiang	Registered	12/03/2017

Adjustable Ingress Pipe of Steel Wire-rewinding Machine	ZL200720192973.5	Ossen Jiujiang	Registered	12/03/2017

A Control Device for Alarming the Coating Leakage on the Galvanized Production Line	ZL200720192533.x	Ossen Jiujiang	Registered	11/23/2017

Trademarks

We have been granted a total of five trademarks, three of which are registered trademarks in the PRC and two of which are registered with the World Intellectual Property Organization (WIPO) in accordance with Madrid Agreement. The five trademarks were transferred by Ossen Shanghai to Ossen Materials in 2008 and 2009.

Name of Trademark	Application No. /Trademark No.	Applicant /Trademark Holder	Status

A Figurative Trademark（Registered under Madrid Agreement）	0973552	Ossen Materials	Registered

“OSSEN”（ Registered under Madrid Agreement）	0945308	Ossen Materials	Registered

A Figurative Trademark (PRC Domestic Registered)	4396898	Ossen Materials	Registered

“OSSEN” (PRC Domestic Registered)	4396895	Ossen Materials	Registered

“” (Domestic Registered)	4396896	Ossen Materials	Registered

Environmental Matters

The Environmental Protection Law, promulgated by the National People’s Congress on December 26, 1989, is the primary law for environmental protection in China.  The law establishes basic principles for coordinated advancement of economic growth, social progress and environmental protection, and defines the rights and duties of governments at all levels.  Local environmental protection bureaus may set stricter local standards than the national standards and enterprises are required to comply with the stricter of the two sets of standards.  Due to the nature of our business, we produce certain amounts of waste water, gas and solid waste materials during the course of our production.  We believe that we are in compliance in all material respects with applicable PRC laws and regulations, as we do not produce any hazardous materials.  All of our products meet the relevant environmental requirements under PRC laws and we have not been subject to any fines or legal action involving non-compliance with any relevant environmental regulation, nor are we aware of any threatened or pending action, including by any environmental regulatory authority.

Governmental Regulations

Business license

Any company that conducts business in the PRC must have a business license that covers a particular type of work. Our business license covers our present business of manufacturing, processing, procuring and selling metallic materials, metallic products, new alloy materials, rare earth application products, building materials, general machinery and related products. Prior to expanding our business beyond that of our business license, we are required to apply and receive approval from the PRC government.

Employment laws

We are subject to laws and regulations governing our relationship with our employees, including: wage and hour requirements, working and safety conditions, citizenship requirements, work permits and travel restrictions. These include local labor laws and regulations, which may require substantial resources for compliance. China’s National Labor Law, which became effective on January 1, 1995, and China’s National Labor Contract Law, which became effective on January 1, 2008, permit workers in both state and private enterprises in China to bargain collectively. The National Labor Law and the National Labor Contract Law provide for collective contracts to be developed through collaboration between the labor union (or worker representatives in the absence of a union) and management that specify such matters as working conditions, wage scales, and hours of work. The laws also permit workers and employers in all types of enterprises to sign individual contracts, which are to be drawn up in accordance with the collective contract.

Patent protection in China

The PRC has domestic laws for the protection of copyrights, patents, trademarks and trade secrets.  The PRC is also signatory to some of the world’s major intellectual property conventions, including:

•	Convention establishing the World Intellectual Property Organization (WIPO Convention) (June 4, 1980);

•	Paris Convention for the Protection of Industrial Property (March 19, 1985);

•	Patent Cooperation Treaty (January 1, 1994); and

•	The Agreement on Trade-Related Aspects of Intellectual Property Rights (TRIPs) (November 11, 2001).

Patents in the PRC are governed by the China Patent Law and its Implementing Regulations, each of which went into effect in 1985.  Amended versions of the China Patent Law and its Implementing Regulations came into effect in 2001 and 2003, respectively.

The PRC is signatory to the Paris Convention for the Protection of Industrial Property, in accordance with which any person who has duly filed an application for a patent in one signatory country shall enjoy, for the purposes of filing in the other countries, a right of priority during the period fixed in the convention (12 months for inventions and utility models, and 6 months for industrial designs).

The Patent Law covers three kinds of patents - patents for inventions, utility models and designs. The Chinese patent system adopts the principle of first to file, which means that a patent may be granted only to the person who first files an application. Consistent with international practice, the PRC allows the patenting of inventions or utility models that possess the characteristics of novelty, inventiveness and practical applicability only. For a design to be patentable it cannot be identical with, or similar to, any design which, before the date of filing, has been publicly disclosed in publications in the country or abroad or has been publicly used in the country, and should not be in conflict with any prior right of another.

Value added tax

Pursuant to the Provisional Regulation of China on Value Added Tax and their implementing rules, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay VAT at a rate of 17.0% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer. Furthermore, when exporting goods, the exporter is entitled to a portion, or in some instances all, of the VAT refund that the exporter previously paid.

Foreign currency exchange

Under the PRC foreign currency exchange regulations applicable to us, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, and trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of the PRC State Administration of Foreign Exchange, or SAFE. Foreign-invested enterprises may buy, sell and/or remit foreign currencies only at those banks authorized to conduct foreign exchange business, after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from SAFE. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the Ministry of Commerce, SAFE and the State Reform and Development Commission.

Mandatory statutory reserve and dividend distributions

Under applicable PRC regulations, foreign-invested enterprises in China may pay dividends out of their accumulated profits only, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year for its general reserve until the cumulative amount of such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation.

Capital Expenditures

Our capital requirements are dependent on many factors, including working capital requirements to finance the growth of our company, the allocation of resources to our research and development efforts, and our marketing and sales activities. We anticipate continuing to engage in capital spending consistent with anticipated growth in our operations.

4C.  Organizational Structure

See “—History and Development of the Company” above in subsection A of Item 4 for a description of our organizational structure.

4D.  Property, Plants and Equipment

Under PRC law, land is owned by the state.  “Land use rights” are granted to an individual or entity after payment of a land use right fee is made to the applicable state or rural collective economic organization. Land use rights allow the holder the right to use the land for a specified long-term period.

We have land-use rights for facilities at two locations in the PRC, one in Maanshan City, Anhui Province and one in Jiujiang City, Jiangxi Province, which are utilized for production, research and development and employee living quarters.  We have paid all amounts relating to these properties. The land-use rights for our Maanshan facility expires in 2058 and the rights for our Jiujiang facilities expire at different intervals ranging from 2055 to 2057.  Our facilities cover an aggregate of approximately 106,136 square meters.

As of December 31, 2009, our production facility in Maanshan City had a total gross floor area of approximately 47,356 square meters and we employed 63 production personnel at that facility. Our Maanshan facility contained seven production lines with an annual production capacity of approximately 80,392 tons in 2009.  As of December 31, 2009, our production facility in Jiujiang City had a total gross floor area of approximately 58,780 square meters and we employed 65 production personnel at that facility. Our Jiujiang facility contained eleven production lines with an annual production capacity of approximately 46,495 tons in 2009. Historically, we have not experienced any form of disruption in our production facilities.

Our primary products are plain surface PC strands and galvanized PC wires.

Due to the nature of our business, we produce certain amounts of waste water, gas and solid waste materials during the course of our production.

We believe that our current property rights are sufficient for our current operations. However, to continue growth, we expect to expand our production capacity in the future.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our consolidated financial statements, the notes to those financial statements and other financial data that appear elsewhere in this report. In addition to historical information, the following discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements due to a number of factors, including those set forth in “Risk Factors” and elsewhere in this report. Our consolidated financial statements are prepared in conformity with U.S. GAAP.

5A.  Operating Results

Overview

General

Ossen is one of the largest producers of prestressed steel materials in China.  Our facilities are located in Maanshan City, Anhui Province and in Jiujiang City, Jiangxi Province, in the People’s Republic of China. We manufacture and sell an array of plain surface and rare earth galvanized prestressed steel materials, which we believe is the most comprehensive amongst our competitors in China.  According to the PRC PC Strand Industry Investment and Market Operation Research Report, in 2008, our high strength, low relaxation products were ranked third in sales in the PRC and ranked first in export sales by Chinese prestressed steel manufacturers.

On July 7, 2010, Ultra Glory and its sole shareholder entered into a share exchange agreement with Ossen Innovation Materials Group Co., Ltd., or Ossen Innovation Group, a British Virgin Islands limited liability company organized on April 30, 2010 under the BVI Companies Act, 2004 and the shareholders of Ossen Innovation Group. Pursuant to the share exchange agreement, Ultra Glory acquired from the shareholders of Ossen Innovation Group all of the issued and outstanding shares of Ossen Innovation Group, in exchange for an aggregate of 10,000,000 newly issued ordinary shares issued by Ultra Glory to the shareholders of Ossen Innovation Group.  In addition, the sole shareholder of Ultra Glory sold all of the 5,000,000 ordinary shares of Ultra Glory that were issued and outstanding prior to the business combination, to the shareholders of Ossen Innovation Group for cash, at a price of $0.03 per share.  As a result, the individuals and entities that owned shares of Ossen Innovation Group prior to the business combination acquired 100% of the equity of Ultra Glory, and Ultra Glory acquired 100% of the equity of Ossen Innovation Group.  Ossen Innovation Group is now a wholly owned subsidiary of Ultra Glory.  In conjunction with the business combination, Ultra Glory filed an amended charter, pursuant to which Ultra Glory changed its name to Ossen Innovation Co., Ltd, changed its fiscal year end to December 31 and increased its authorized shares to 100,000,000.  Upon the consummation of the business combination, we ceased to be a shell company.

Important Factors Affecting our Results of Operations and Existing Trends

International sales and product mix

Our results of operations depend in part on the proportion of international sales to domestic sales that we attain during a particular financial reporting period.  Sales to international customers generally generate higher profit margins for us.  In addition, our international customers generally pay by letter of credit, which enables us to convert accounts receivable into cash more quickly.  Our domestic customers generally pay approximately 40 days after receiving the materials at the construction site.  In 2008, we sold 49.4% of our products to international customers.  However, in 2009, we sold only 4.3% of our products to international customers, as a result of the global economic and financial crisis and the imposition of anti-dumping duties by the U.S. and the European Union.

Our results of operations also depend on the product mix that we attain during a particular financial reporting period.  We produce and sell products according to customer orders.  The prices of our rare earth coated products are higher than the prices of our plain surface products because of their antiseptic property and the long service life of the finished products constructed with these materials, such as buildings and bridges. Since the increase in our expenses in developing and selling coated materials is less than the increased sales prices, these products generate higher revenues than our plain surface materials.

To counter the adverse impacts brought by the global financial and economic crisis in 2009, we adjusted our strategy by increasing sales to PRC customers in an attempt to take advantage of the RMB 4 trillion stimulus package announced by Chinese government to stimulate the domestic PRC economy.  In 2009, we sold many of our products for use in numerous infrastructure construction projects in the PRC, including bridges, inter-city high speed railways and expressways.  These projects generally required our rare earth coated materials.  As a percentage of overall sales, sales of our rare earth coated products increased from 4.8% in 2008 to 25.4% in 2009, as discussed under “—Results of Operations” below.  Our plan is to continue to increase sales of our rare earth coated products, both in the PRC and internationally, in order to increase our revenues and profits.  We intend to sell these products in the U.S. in future periods as well, since rare earth galvanized products are not subject to the anti-dumping measures imposed by the U.S.

Favorable price and terms for supply of principal raw materials

Our principal raw material is high carbon steel wire rods that we typically purchase from multiple primary steel producers. The steel industry as a whole is cyclical and, at times, pricing and availability of steel can be volatile due to numerous factors beyond our control, including general domestic and international economic conditions, labor costs, sales levels, competition, levels of inventory held by us and other steel service centers, consolidation of steel producers, higher raw material costs for steel producers, import duties and tariffs and currency exchange rates. This volatility can significantly affect the availability and cost of raw materials for us.

We, like many other steel service centers, maintain substantial inventories of steel to accommodate the short lead times and just-in-time delivery requirements of our customers. Accordingly, we purchase steel in an effort to maintain our inventory at levels that we believe to be appropriate to satisfy the anticipated needs of our customers based upon historic buying practices, supply agreements with customers and market conditions. Our commitments to purchase steel are generally at prevailing market prices in effect at the time we place our orders. We have no long-term, fixed-price steel purchase contracts. When steel prices increase, as they did in 2008, competitive conditions will influence how much of the price increase we can pass on to our customers. To the extent we are unable to pass on future price increases in our raw materials to our customers, the net sales and profitability of our business could be adversely affected.

When steel prices decline, as they did in the fourth quarter of 2008 and through the first half of 2009, customer demands for lower prices and our competitors' responses to those demands could result in lower sale prices and, consequently, lower margins. Significant or rapid declines in steel prices or reductions in sales volumes could result in us incurring inventory or goodwill impairment charges. Changing steel prices therefore could significantly impact our net sales, gross margins, operating income and net income.

We currently purchase almost all of our new materials from a very small number of suppliers.  Purchases from our four largest suppliers amounted to 77.0% and 84.9% of our total cost of supplies in 2008 and 2009, respectively.  To date we have been able to obtain favorable pricing and delivery terms from these suppliers.  However, as we continue to increase the scale of our production, we may need to further diversify our supplier network and, as a result, may not be able to obtain favorable pricing and delivery terms from new suppliers.

Production capacity

In order to capture additional market share for our products, we have expanded over the past several years, and plan to continue to expand, our production capacity.  We are currently producing at nearly full capacity.  Increased capacity has had, and could continue to have, a significant effect on our results of operations, by allowing us to produce and sell more products to generate higher revenues and profits.

Growth of the Chinese economy

We operate our manufacturing facilities in China and derive the majority of our revenues from sales to customers in China. As such, economic conditions in China affect virtually all aspects of our operations, including the demand for our products, the availability and prices of our raw materials and our other expenses. According to the National Bureau of Statistics of China, China has experienced significant economic growth, achieving a CAGR, of 12.1% in gross domestic product from 1997 through 2007. Domestic demand for, and consumption of, prestressed steel products has increased substantially as a result of this growth. We anticipate that the demand for our materials in China will continue to increase as the Chinese government carries out its stimulus plan and other plans to further develop the transportation infrastructure in the PRC. However, any adverse changes in economic conditions or regulatory environment in China may have a material adverse effect on our future performances.

Level of income tax and preferential tax treatment

Our net income is affected by the income tax that we pay and any preferential tax treatment that we are able to receive.  Our operating subsidiaries are subject to the PRC enterprise income tax, or EIT.  According to the relevant laws and regulations in the PRC, foreign invested enterprises established prior to January 1, 2008 are entitled to full exemption from income tax for two years beginning with the first year in which such enterprise is profitable and a 50% income tax reduction for the subsequent three years.  Ossen Materials was entitled to an EIT exemption during the two years ended December 31, 2008, was subject to a 50% income tax reduction during the year ended from January 1, 2009, and will be subject to a 50% income tax reduction during the two years ending December 31, 2011.  Ossen Jiujiang was entitled to the EIT exemption in 2009, will be entitled to the EIT exemption in 2010, and will be subject to 50% income tax reduction during the period from January 1, 2011 to December 31, 2013.  As our income tax obligations increase over time, our net income will be affected.

Our net income is affected by the income tax that we pay and any preferential tax treatment that we are able to receive.  Our operating subsidiaries are subject to the PRC enterprise income tax, or EIT.  According to the relevant laws and regulations in the PRC, foreign invested enterprises established prior to January 1, 2008 are entitled to full exemption from income tax for two years beginning with the first year in which such enterprise is profitable and a 50% income tax reduction for the subsequent three years.  Ossen Materials was entitled to an EIT exemption during the two years ended December 31, 2008, and is subject to 50% income tax reduction during the period from January 1, 2009 to December 31, 2011.  Ossen Jiujiang is entitled to the EIT exemption in 2009 and 2010, and will be subject to 50% income tax reduction during the period from January 1, 2011 to December 31, 2013.  As our income tax obligations increase over time, our net income will be affected.

Costs of being a public company

Prior to the business combination, Ossen did not operate as a public company. Ossen has incurred significant accounting, legal and other expenses in connection with the business combination since its year ended December 31, 2009, and it expects that compliance with its obligations as a public company will require significant management time and continued increases in general administrative expenses, including insurance, legal and financial compliance costs.

Foreign currency translation

Our financial statements are expressed in U.S. dollars but the functional currency of our operating subsidiaries is RMB. Our results of operations are translated at average exchange rates during the relevant financial reporting periods, assets and liabilities are translated at the unified exchange rate at the end of these periods and equity is translated at historical exchange rates. Adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in determining comprehensive income.

Description of Selected Income Statement Items

Net Sales.  We generate revenue from sales of our prestressed steel products, including plain surface products and rare earth coated products.

Cost of sales.  Cost of sales consists of costs directly attributable to production, including the cost of raw materials, salaries for staff engaged in production activity, electricity, depreciation, packing materials, and related expenses.

Selling and distribution expenses.  Selling and distribution expenses consist of sales commissions, payroll, traveling expenses, transportation expenses and advertising expenses.  We pay our distribution customers a commission ranging from 0.6% to 1.4% of invoiced amounts (including VAT) actually paid to us.

General and administrative expenses.  General and administrative expenses consist primarily of employee remuneration, payroll taxes and benefits, general office expenses and depreciation.  We expect administrative expenses to continue to increase as we incur additional expenses related to costs of compliance with securities laws and other regulations, including increased audit and legal fees and investor relations expenses.

Interest expenses.  Interest expenses consist of interest expense on bank loans.

Other Income.  Our other income consisted of government grants and revenue from sales of scrap materials in 2008 and 2009.

Income Taxes.  The PRC Enterprise Income Tax Law imposed a unified income tax rate of 33% prior to and including 2007 and of 25% beginning in 2008 for enterprises registered in the PRC.  Both Ossen Materials and Ossen Jiujiang were designated by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities.  As a result, Ossen Jiujiang was entitled to the EIT exemption in 2009, will be entitled to the EIT exemption in 2010, and will be subject to 50% income tax reduction during the period from January 1, 2011 to December 31, 2013.  As our income tax obligations increase over time, our net income will be affected.

Results of Operations

The following table sets forth the key components of our results of operations for the periods indicated, in dollars and as a percentage of revenue.

(All amounts in U.S. dollars, except for percentages)

	For Year Ended December 31,
	2009		2008
	(Audited)		(Audited)
	USD	% of Revenue	USD	% of Revenue
Revenues	$101,087,796	100%	$82,742,310	100%
Cost of Goods Sold	87,659,925	86.7%	70,532,733	85.2%
Gross profit	13,427,871	13.2%	12,209,577	14.8%
Selling and distribution expenses	503,724	0.5%	4,326,491	5.2%
General and administrative expenses	1,143,672		1,316,606
Total operating expenses	1,647,396	1.6%	5,643,097	6.8%
Income from operation	11,780,475	11.1%	6,566,480	7.9%
Interest expenses, net	(1,496,712)	1.5%	(1,891,671)	2.3%
Other income, net	183,495	0.2%	380,766	0.5%
Income before income taxes	10,467,258	10.4%	5,055,575	6.1%
Income Taxes	(740,053)	0.8%	(291,520)	0.4%
Net Income	9,727,205	9.6%	4,764,055	5.7%
Less: net income attributable to non-controlling interest	1,714,670	1.7%	809,437	1.0%
Net income attributable to controlling interest	8,012,535	7.9%	3,954,618	4.7%
Other comprehensive income-Foreign currency translation gain, net of tax	31,146	-	420,883	0.5%
Total other comprehensive income, net of tax	31,146	-	420,883	0.5%
Comprehensive Income	8,043,681	7.9%	4,375,501	5.3%

Net Sales.  During the year ended December 31, 2009, we had revenues of approximately $101.1 million as compared to revenues of approximately $82.7 million during year ended December 31, 2008, an increase of approximately $18.3 million, or 22.2%.   The growth in our revenues during the year ended December 31, 2009 was attributable to a significant increase of volume sold during such period as compared to the year ended December 31, 2008.

The following table provides a breakdown of the percentages of revenue generated from each of our primary product types during the years ended December 31, 2009 and 2008:

	Year ended December 31,		Change
	2008	2009	from 2008
	% of total revenue	% of total revenue	to 2009
Products:
Plain surface PC strands	60%	32%	(36.2%)
Rare earth galvanized PC wires and PC strands	4%	2%	(35.1%)
Stabilized PC wires	36%	51%	69.3%
Other rare earth coated PC wires and PC strands	-	15%	-

The reasons for the change in our product mix from 2008 to 2009, with sales of plain surface products decreasing significantly and sales of galvanized products, including stabilized PC wires, increasing significantly, are twofold.  One, as a result of an overall decrease in demand in international markets for our products due to the global financial and economic crisis and the anti-dumping duties imposed by the U.S. and the European Union, we had to decrease our international sales, which were comprised primarily of plain surface materials in 2008.  Two, we increased sales of our higher margin rare earth galvanized products and other coated products, including stabilized PC wires and other rare earth coated PC wires and PC strands, primarily in the domestic PRC market in 2009 to take advantage of the growth and stimulus measures existing in the PRC.

Cost of Sales.  Cost of sales was approximately $87.7 million during the year ended December 31, 2009, as compared to approximately $70.5 million during the year ended December 31, 2008, representing an increase of 24.3%, or approximately $17.2 million. As a percentage of net sales, cost of sales increased from 85.2% to 86.7% during the year ended December 31, 2009.  This increase resulted from the increase in purchases of zinc in order to product greater quantities of our galvanized materials, of which zinc is a crucial element.

Gross Profit and Gross Margin.  Our gross profit is equal to the difference between our revenues and our cost of goods sold.  Our gross profit increased 10.0% to approximately $13.4 million during the year ended December 31, 2009, from approximately $12.2 million for the same period in 2008.  The increase was primarily attributable to increased sales volume.

For the years ended December 31, 2009 and 2008, our gross margin was 13.2% and 14.8%, respectively. The reason for this decrease in gross margin is that we decreased our international sales, which generally generate higher margins than domestic sales, as a result of the global economic crisis and anti-dumping duties imposed by the U.S. and the European Union.

General and Administrative Expenses.  General and administrative expenses totaled approximately $1.1 million for the year ended December 31, 2009, as compared to approximately $1.3 million for the year ended December 31, 2008, representing a decrease of 17.6%. This decrease was primarily attributable to costs incurred in connection with a potential financing transaction in 2008.

Selling and Distribution Expenses.  Selling and distribution expenses totaled $0.5 million for the year ended December 31, 2009, as compared to $4.3 million for the year ended December 31, 2008, a decrease of 88.4%.  This decrease was attributable primarily to a significant decrease in our freight costs and other costs related to international sales as a result of the significant decrease in international sales in 2009.

Operating Income. As a result of the foregoing, operating income for the year ended December 31, 2009 was approximately $11.8 million, an increase of 78.8% as compared to approximately $6.6 million for the same period in 2008.  As a percentage of net sales, operating income increased from 7.9% to 11.1% during the year ended December 31, 2009.

Other Income. Our other income for the year ended December 31, 2009 totaled $0.2 million, compared to other income of $0.4 million for the previous year, a decrease of 51.8%.  This decrease was attributable to the receipt of a government subsidy in 2008 in recognition of our high level of exports, which grant was not made in 2009.

Income Taxes. We incurred income tax expenses of $740,053 and $291,520 in fiscal years ended December 31, 2009 and 2008, respectively.

Net Income. As a result of the foregoing, our net income totaled approximately $9.7 million for the year ended December 31, 2009, as compared to approximately $4.8 million for the year ended December 31, 2008, an increase of 106%.

Net Income Attributable to Non-controlling Interest.  We own 81% of our operating subsidiaries.  Net income attributable to non-controlling interest represents the net income attributable to the holders of the remaining 19%.

Foreign Currency Translation. Our financial statements are expressed in U.S. dollars but the functional currency of our operating subsidiary is RMB. Our results of operations are translated at average exchange rates during the relevant financial reporting periods, assets and liabilities are translated at the unified exchange rate at the end of these periods and equity is translated at historical exchange rates. Adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in determining comprehensive income.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of its financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Our financial statements reflect the selection and application of accounting policies, which require management to make significant estimates and judgments. See Note 1 to our consolidated financial statements, “Summary of Significant Accounting Policies.” We believe that the following paragraphs reflect the most critical accounting policies that currently affect our financial condition and results of operations.

Revenue Recognition

Revenues represent the invoiced value of goods sold recognized upon the shipment of goods to customers.  Revenues are recognized when all of the following criteria are met:

•	Persuasive evidence of an arrangement exists,

•	Delivery has occurred or services have been rendered,

•	The seller’s price to the buyer is fixed or determinable, and

•	Collectability is reasonable assured.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequence attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of income in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain.

Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States dollars (“US$). The functional currency of the Company is Renminbi (“RMB”). The consolidated financial statements are translated into United States dollars from RMB at year-end exchange rates as to assets and liabilities and average exchange rates as to revenues and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The resulting transaction adjustments are recorded as a component of shareholders’ equity. Gains and losses from foreign currency transactions are included in net income.

	2009	2008
Year ended RMB: US$ exchange rate	6.8372	6.8542
Average yearly RMB: US$ exchange rate	6.8409	6.9623

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

Fair Value of Financial Instruments

FASB ASC 820 (formerly SFAS No. 157 Fair Value Measurements) establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market

These tiers include:

•	Level 1—defined as observable inputs such as quoted prices in active markets;

•	Level 2—defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

•	Level 3—defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The assets measured at fair value on a recurring basis subject to the disclosure requirements of ASC 820 as of December 31, 2009 are as follows:

		Fair Value Measurements at Reporting Date Using
	Carrying value as of December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$8,409,467	$8,409,467	-	-
Restricted cash	$11,824,214	$11,824,214	-	-

Property, Plant, and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation, and include expenditure that substantially increases the useful lives of existing assets.

Depreciation is provided over their estimated useful lives, using the straight-line method.  Estimated useful lives are as follows:

Buildings and improvements	5 ~ 20 years
Machinery and equipment	5 ~ 20 years
Motor vehicles	5 years
Office Equipment	5 ~ 10 years

When assets are sold or retired, their costs and accumulated depreciation are eliminated from the consolidated financial statements and any gain or loss resulting from their disposal is recognized in the period of disposition as an element of other income.  The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized.

Recently Issued Accounting Pronouncements

In June 2009, the Company adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 105-10 (formerly Statement of Financial Accounting Standards (“SFAS”) No. 168, the FASB ASC and Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162).  ASC 105-10 establishes the FASB ASC as the source of authoritative accounting principles recognized by the FASB to be applied in preparation of financial statements in conformity with generally accepted accounting principles in the United States of America.  The adoption of this standard has no impact on the Company’s consolidated financial statements.  However, reference to specific accounting standards have been changed to refer to appropriate section of the ASC.  Subsequent revisions to GAAP by the FASB will be incorporated into ASC through issuance of Accounting Standards Updates (“ASU”).

Effective January 1, 2009, the Company adopted ASC 805 (formerly SFAS No. 141 R, Business Combinations).  ASC 805 requires an acquirer to measure the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired.  The adoption of ASC 805 did not have any effect on the Company’s consolidated financial statements.

Effective January 1, 2009, the Company adopted ASC 810-10 (formerly SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements).  This Statement establishes accounting and reporting standards that require the ownership interests in subsidiaries’ non-parent owners be clearly presented in the equity section of the balance sheet; requires the amount of consolidated net income attributable to the parent and to the non-controlling interest be clearly identified and presented on the face of the consolidated statement of income; requires that changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently; requires that when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary be initially measured at fair value and the gain or loss on the deconsolidation of the subsidiary be measured using the fair value of any non-controlling equity; requires that entities provide disclosures that clearly identify the interests of the parent and the interests of the non-controlling owners.  The adoption of ASC 810-10 has not had a significant effect on the Company’s consolidated financial statements.

On April 1, 2009, the FASB approved ASC 805 (formerly FSP FAS 141R-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies), which amends Statement 141R and eliminates the distinction between contractual and non-contractual contingencies.  Under ASC 805, an acquirer is required to recognize at fair value an asset acquired or liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period. If the acquisition-date fair value cannot be determined, the acquirer applies the recognition criteria in SFAS No. 5, Accounting for Contingencies and Interpretation 14, “Reasonable Estimation of the Amount of a Loss – and interpretation of FASB Statement No. 5,” to determine whether the contingency should be recognized as of the acquisition date or after it.  The adoption of ASC 805 has not had a material effect on the Company’s consolidated financial statements.

ASC 320-10 (formerly FSP FAS 115-2 and FAS 124-2) amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements.  It did not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. We are required to adopt ASC 320-10 for our interim and annual reporting periods ending after June 15, 2009.  ASC 320-10 does not require disclosures for periods presented for comparative purposes at initial adoption.  ASC 320-10 requires comparative disclosures only for periods ending after initial adoption.  The adoption of ASC 320-10 has not had a material effect on the Company’s consolidated financial statements.

On April 9, 2009, the FASB also approved ASC 825-10 (formerly FSP FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments ) to require disclosures about fair value of financial instruments in interim period financial statements of publicly traded companies and in summarized financial information required by APB Opinion No. 28, Interim Financial Reporting.  We are required to adopt ASC 825-10 for our interim and annual reporting periods ending after June 15, 2009.  ASC 825-10 does not require disclosures for periods presented for comparative purposes at initial adoption. ASC 825-10 requires comparative disclosures only for periods ending after initial adoption.  The adoption of ASC 825-10 has not had a material effect on the Company’s consolidated financial statements.

In April 2009, the FASB issued FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” as incorporated into FASB ASC 820, “Fair Value Measurements and Disclosures”. The guidance relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales.  It reaffirms what FASB ASC 820 states is the objective of fair value measurement—to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions.  Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive.  This guidance is effective for interim and annual periods ended after June 15, 2009, but entities may early adopt this guidance for the interim and annual periods ended after March 15, 2009. The adoption of such standard has not had a material impact on the Company’s consolidated financial statements.

In August 2009, the FASB issued FASB ASU 2009-05, “Measuring Liabilities at Fair Value”. FASB ASU 2009-05 amends FASB ASC 820, “Fair Value Measurements”.  Specifically, FASB ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following methods: 1) a valuation technique that uses a) the quoted price of the identical liability when traded as an asset or b) quoted prices for similar liabilities or similar liabilities when traded as assets and/or 2) a valuation technique that is consistent with the principles of FASB ASC 820 of the Accounting Standards Codification (e.g. an income approach or market approach).  FASB ASU 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to adjust to include inputs relating to the existence of transfer restrictions on that liability.  The adoption of such standard has not had a material impact on the Company’s consolidated financial statements.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events”, (FASB ASC 855-10”) which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements.  The statement is effective for interim and annual periods ended after June 15, 2009.  The standard was subsequently amended by FASB ASU 2010-09 which exempts an entity that is an SEC filer from the requirement to disclose the date through which subsequent events have been evaluated.

In September 2009, the Emerging Issues Task Force reached final consensus on FASB ASU 2009-13, “Revenue Arrangements with Multiple Deliverables”.  FASB ASU 2009-13 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting.  This ASU will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010.  Early adoption is permitted. The adoption of such standard has not had a material impact on the Company’s consolidated financial statements.

In December 2009, the FASB issued FASB ASU 2009-17, Consolidation (“FASB ASC 810): Improvements to Financial Reporting by Enterprises involved with Variable Interest Entities.  This ASU amends the FASB Accounting Standards Codification for statement No.167.  In June 2009, the FASB issued SFAS No.167, Amendments to FASB Interpretation No. 46(R), which requires an enterprise to perform an analysis and ongoing reassessments to determine whether the enterprises variable interest or interests give it a controlling financial interest in a variable interest entity and amends certain guidance for determining whether an entity is a variable interest entity. It also requires enhanced disclosures that will provide users of financial statements with more transparent information about an enterprises involvement in a variable interest entity.  SFAS No.167 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009 and for all interim reporting periods after that, with early application prohibited.  The Company is currently evaluating the impact of the adoption of SFAS No.167.

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements, which will require companies to make new disclosures about recurring or nonrecurring fair value measurements including significant transfers into and out of Level 1 and Level 2 fair value hierarchies and information on purchases, sales, issuance and settlements on a gross basis in the reconciliation of Level 3 fair value measurements.  The ASU is effective prospectively for financial statements issued for fiscal years and interim periods beginning after December 15, 2009.  The new disclosures about purchases, sales, issuance and settlements on a gross basis in the reconciliation of Level 3 fair value measurements is effective for interim and annual reporting periods beginning after December 15, 2010.  The Company expects that the adoption of ASU 2010-06 will not have a material impact on its consolidated financial statements.

Governmental Regulations

See the discussion under the heading “Governmental Regulations” in Item 4 above for a discussion of governmental policies or factors that could materially affect our business.

5B. Liquidity and Capital Resources

The major sources of our liquidity for fiscal year 2008 and 2009 were cash generated from operations and short-term borrowings, including short-term loans from banks and bank acceptance notes.  We expect to continue to finance our operations and working capital needs in the near future from cash generated from operations and short-term borrowings.  Our cash and cash equivalents are denominated in RMB.

Our cash and cash equivalents which are denominated in RMB, were approximately $8.4 million at December 31, 2009, as compared to $3.7 million at December 31, 2008, which increase was due to undistributed profits and a prepayment of approximately $0.3 million by one of our customers in 2009.  We believe that our cash reserves, together with expected cash flow from operations and short-term loans, are sufficient to allow us to continue to operate for the next 12 months.  However, we may sell equity or obtain credit facilities to enhance our liquidity position or to increase our cash reserves for future expansion. The sale of additional equity would result in dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations, or other restrictive covenants. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Accounts Receivable

International sales accounted for 37.6% of our revenues in 2008 but only 3.7% in 2009 as a result of the global financial and economic crisis and the anti-dumping tariffs imposed by the European Union and the U.S.  Our international customers generally pay by letter of credit, which enables us to convert accounts receivable into cash more quickly.  Our domestic customers generally pay approximately 40 days after receiving the materials at their construction site.  As a result, our accounts receivable increased significantly in 2009 as compared to 2008.  We do not expect our accounts receivable to decrease to 2008 levels until we are able to significantly increase our international sales.  We intend to sell our coated products in the U.S. in future periods, since these products are not subject to the anti-dumping measures imposed by the U.S.

Bank Loans

At December 31, 2009, we had approximately $27.4 million of short-term bank loans and $19.7 million of bank acceptance notes outstanding, as compared to $19.4 million and $18.2 million at December 31, 2008, respectively.

Short-term bank loans are obtained from local banks in China. All short-term bank loans are repayable within one year and are secured by property, plant and equipment and land use rights owned by us.

The weighted average annual interest rate of our short-term bank loans was 5.5% and 6.42% as of December 31, 2009 and 2008, respectively.  Interest expense was $1.4 and $1.9 million for the years ended December 31, 2009 and 2008, respectively.

We have not experienced any difficulties in the acquisition and rollover of the short-term bank loans that we use to fund our daily operations.  We anticipate rollovers of all current facilities that are set to mature in the 2010 and do not foresee a reduction in the availability of bank credit to fund our operations and meet our growth objectives.

Working Capital

Our working capital was approximately $2.8 million at December 31, 2009 as compared to ($8.2 million) at December 31, 2008, which increase was due primarily to the increase in cash and cash equivalents, a $10.4 million increase in accounts receivable, a $1.8 million note receivable from a related party and a $0.9 million increase in inventories, offset by an increase in short-term bank loans and bank acceptance notes and a $2.2 million increase in customer deposits.

Cash Flows

The following table sets forth a summary of our net cash flow information for the periods indicated:

(All amounts in U.S. dollars)
	Year Ended December 31,
	2009	2008
	(Audited)	(Audited)
Net cash used in operating activities	$(2,769,330)	$(2,234,087)
Net cash used in investing activities	(209,511)	(2,666,665)
Net cash provided by financing activities	7,558,779	345,059

Operating Activities

Net cash used in operating activities was approximately $2.8 million in 2009, as compared to $2.2 million in 2008.  This increase in cash used in operating activities was primarily attributable to a $10.4 million increase in accounts receivable in 2009 as compared to a $1.0 million decrease in 2008 due to a shift in sales, with sales to international customers decreasing significantly in 2009, and $1.8 million in notes receivable from a related party in 2009.  This increase in cash used was offset by an increase in our net income for the reasons discussed above under “Results of Operations,” a smaller increase in inventories in 2009 as compared to 2008 because we increased inventories significantly in 2008 in anticipation of the increase in steel prices at the end of 2008, and a smaller increase in prepayments in 2009 as compared to 2008 as a result of required prepayments to a new customer in 2008.

Investing Activities

Net cash used in investing activities was approximately $0.2 million in 2009, as compared to $2.7 million in 2008.  This decrease in cash used in investing activities was attributable to a smaller increase in purchases of plant and equipment in 2009.  Specifically, in 2008 we incurred approximately $2.3 million of expenses in connection with the purchase of equipment for a new production line.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2009 was approximately $7.6 million, as compared to approximately $0.3 million in 2008.  The increase in cash provided by financing activities was primarily due to increased proceeds from short-term bank loans, which were used to purchase raw materials and other working capital requirements, a smaller increase in restricted cash, representing amounts held by banks as security for bank acceptance notes, a decrease in repayments of notes payable to a related party and cash dividends in 2009, offset by an increase in repayments of short-term bank loans and a decrease in proceeds from notes payable.  In 2008, Ossen Materials and Ossen Jiujiang paid an aggregate of $2.4 million in cash dividends to their shareholders, which dividends were declared in 2007.

5.C.  Research and Development, Patents and Licenses, etc.

Research and Development

Our research and development efforts are focused on three objectives:

•	Superior product safety and quality;

•	Reduction of operating costs; and

•	Sustaining growth through the development of new products.

We have a research and development staff at each of our facilities.  In total, nineteen employees are dedicated to research and development.  We spent $1.1 million, $1.5 million and $1.7 million in 2009, 2008 and 2007, respectively on our research and development activities.

We regularly train the members of our research and development department in order to consistently enhance our research and development capabilities in the field of coating technology. We have developed a business model that involves a very close interrelationship between our research and development department and our product development and marketing departments. As a result, we focus our research and development activities on projects that would enable us to branch out our products into new desired markets.  In addition, we conduct research and development activities that enable us to increase our market share in existing markets in the PRC and internationally.  We also focus certain of our research and development activities on higher margin products that can be sold to customers in international markets.

Specifically, we have entered into cooperation agreements with Jiujiang Institute pursuant to which the institute assists us in our efforts to improve the comprehensive function and manufacturing technique of our high strength, anti-erosion galvanized prestressed strands.  These high strength products, which have high endurance against erosion, are sold domestically and internationally.  In addition, we are cooperating with other steel manufacturers in research efforts regarding galvanized PC wires, which serve as raw materials for our galvanized PC strands, indented PC wires and helical rib PC wires with high performance and are designed for our international customers.

We have also entered into an agreement with the Shanghai Machinery Manufacturing Technology Research Institute.  Pursuant to this agreement, the institute designs high strength, indented PC wire and galvanized PC wire for us according to our specifications.

We believe that our research and development activities and production technology for rare-earth galvanized materials have contributed significantly to our growth.  By using rare earth zinc-plating technology, we are able to lower the temperature for the stabilizing treatment during the production process and thereby minimize the loss of strength during the stabilizing process.  As a result, this technology reduces the level of strength required of our raw materials under circumstances of unvaried finished product strength requirement and enables us to produce materials with greater strength under circumstances in which the strength of raw materials remains firm.  We believe that we are the only enterprise which can produce rare-earth galvanized pre-stressing materials of 1,860 megapascal and 15.20 mm in the world, as a result of our rare earth zinc-plating technology.

We plan to continue our research and development efforts to strengthen our leading position in our industry. For example, we plan to develop rare earth coated prestressed materials that are larger (up to 15.24 mm and 1,860 mPa) and can withstand greater levels of pressure as well as new greased prestressed materials of 12.7 mm and 1,860 mPa. We also own or lease various technologies that improve the quality of our products and reduce our operating costs, including coating polished technology, stabilizing treatment technology for dual tension gear galvanized prestressing material, warning technology for missing plating of coating production line, stranded wire greasing technology, water cut-off technology by strander infrared temperature detection and other core technologies.

We will continue to focus on developing fundamental coating technology and applications for the following technologies in the future:

•	Rare earth coating technology;

•	Surface finishing/ polishing technology;

•	Dual tension gear wire stabilizing treatment process;

•	Connector production technology without shutdown;

•	New technology on constant high temperature constant tension stabilizing treatment; and

•	High speed stabilizing treatment technology.

5.D.  Trend Information

See discussion in Parts A and B of this item.

5.E.  Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our investors.

5.F.  Tabular Disclosure of Contractual Obligations

Contractual Obligations

Our contractual obligations consist of short-term debt obligations.  The following table sets forth a breakdown of our contractual obligations as of December 31, 2009:

	Payments due by period (in thousands of dollars)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	($US in Thousands)
Short-term debt obligations (1)	47,095,302	47,095,302	-	-	-

(1) Attributable to short-term bank loans.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Prior to the date of our business combination, Wei Guo served as our sole director and executive officer.  Mr. Guo’s service was terminated on the date of our business combination.  Since the date of our business combination, the following individuals have served as our directors and executive officers:

Name	Positions	Age
Liang Tang	Chairman of Board	42
Wei Hua	Chief Executive Officer and Director	47
Zhiping Gu	Chief Financial Officer and Director	50

Mr. Liang Tang was appointed as our Chairman following our business combination.  Dr. Tang has been the Chairman and President of Ossen Materials, our subsidiary, since 2008.  Dr. Tang has also been President of Shanghai Ossen Investment Holding (Group) Co., Ltd. since 2001.  He has more than 20 years of experience in the steel industry.  Prior to joining our Company in 2004, from 1994 until 1998, Dr. Tang was the President of Zhongmin Group of PRC Ministry of Civil Affairs.  From 1988 until 1994, Dr. Tang was Head of Enterprise Administrative Division of the Shanghai Municipal Metallurgical Industry Bureau.  Prior to that date, Dr. Tang was the Deputy Director of Enterprise Management at Baosteel Group Shanghai Ergang Co., Ltd., a competitor of ours.  Dr. Tang is involved in many charity affairs and social organizations including China Committee of Corporate Citizenship and China Chamber of Metallurgy Industry.  Dr. Tang has received the title of Shanghai Leader by the Shanghai Municipal Government, Outstanding Innovation Entrepreneur by the Symposium on Chinese Enterprise Innovation and the Royal Knight Medal of Spain by the King of Spain. Dr. Tang received a bachelors degree from Shanghai University, a Masters degree in International Finance from Peking University and an MBA from Fordham University.  Dr. Tang also received a doctoral degree in world economics from East China Normal University.

Mr. Wei Hua was appointed as a director of ours following our business combination.  Mr. Wei has served as Chairman of the Board of Directors of Ossen Jiujiang since 2007. Since 2000, he has been the Assistant Chief Executive Officer for the Steel Department of Ossen Group.  Before joining Ossen Group in 2000, from 1988 until 2000, Mr. Wei was a vice supervisor of the department of technology and quality supervision at Baosteel Group Shanghai Ergang Co., Ltd.  From 1985 until 1988, Mr. Hua worked at Shanghai No. 5 steel factory.  He graduated from Shanghai University with a degree in Business Management.

Mr. Zhiping Gu was appointed as a director of ours following our business combination.  Mr. Gu has been the Vice President of Finance of Ossen Group since 2003.  Mr. Gu received a bachelors degree from Shanghai Lixin University.

Messrs. Tang, Hua and Gu, our directors since the date of our business combination, will serve as directors until our next annual general meeting and until their successors are duly elected and qualified.

There are no family relationships between any of our directors or senior management. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

6.B.  Compensation

Director Compensation

Our directors do not currently receive any cash compensation for their service as members of the board of directors.

Executive Compensation

Prior to the business combination, Mr. Guo, our sole director and officer, did not receive any cash compensation for services rendered to the company.

The following table shows information concerning the annual compensation to executive officers of Ossen:

Name	Year	Salary	Bonus	All other compensation	Total compensation
Liang Tang	2009	$14,041	$8,771	-	$22,812
	2008	-	-	-	-
Wei Hua	2009	$9,302	$4,388	-	$13,690
	2008	-	-	-	-
Zhiping Gu	2009	$8,776	$3,657	-	$12,432
	2008	-	-	-	-

Ossen currently has no options or long-term compensation plans.

Employment Agreement

We have entered into an employment agreement with Mr. Liang Tang.  Mr. Tang is employed as Chairman of the Board of our Company.  The term of his agreement is from October 7, 2008 until October 6, 2011.  We will compensate Mr. Tang at an annual rate of $14,041.  We may terminate the employment agreement for cause as specified in the agreement.  Mr. Tang may terminate the employment agreement with thirty days written notice.  The employment agreement may be renewed upon the mutual agreement of the parties.

Each executive officer has agreed to hold in confidence any confidential information that he has obtained about the Company.

6.C. Board Practices

Board Composition and Terms of Directors and Officers

Our board of directors currently consists of three directors, Dr. Tang, Mr. Hua and Mr. Gu, none of whom qualifies as an independent director.

Pursuant to our memorandum and articles of association, the business of our company is managed by our board of directors. Commencing with the first annual meeting of the shareholders, directors are elected for a term of office to expire at the next succeeding annual meeting of the shareholders after their election.  Each director holds office until the expiration of his or her term of office and until his or her successor has been elected and qualified, or until his or her earlier death, resignation or removal by resolution of shareholders or a resolution of directors in accordance with the memorandum and articles of association.

The directors may at any time by resolution of directors appoint any person to be a director to fill a vacancy.  There is a vacancy if a director dies or otherwise ceases to hold office as a director.  The directors may not appoint a director to fill a vacancy for a term exceeding the term that remained when the person ceasing to be a director ceased to hold office.

Our officers are appointed by resolution of our directors and hold office until removed from office by our directors, whether or not a successor is appointed.

Committees of the Board of Directors

We currently do not have any committees under our board of directors.

Duties of Directors

Under the laws of the British Virgin Islands, a director in exercising their powers or performing their duties shall act honestly and in good faith and in what the director believes to be the best interests of the company. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles of Association. We have the right to take legal action if a duty owed by our directors is breached.

We have not entered into a director service contract with any of our directors.

6.D.  Employees

As of March 31, 2010, we had 239 full-time employees. The following table shows the breakdown in numbers and percentages of employees by department:

Functions	Number of employees	% of total

Manufacturing	128	54%
Technology	25	11%
Research & Development	19	8%
Quality Control	9	4%
General Administration, Purchasing, Sales and Marketing	24	10%
Total	239	100%

We have not experienced any significant labor disputes and consider our relationship with our employees to be good. Our employees are not covered by any collective bargaining agreement.

We have established an employee welfare plan in accordance with the relevant PRC laws and regulations. Our total expenses for this plan was approximately $26,286 and $39,735 in 2008 and 2009, respectively.

As we continue to expand our business, we believe it is critical to hire and retain top talent, especially in the areas of marketing, metal surface treatment, materials science, and technology engineering. We believe we have the ability to attract and retain high quality engineering talent in China based on our competitive salaries, annual performance-based bonus system, and equity incentive program for senior employees and executives. In addition, we have a training program for entry-level engineers that allows them to work closely with an experienced mentor to gain valuable hands-on experience and provide other professional development opportunities, including seminars where experienced engineers give lectures on specific engineering topics and new methods that can be applied to various projects.

6.E.  Share Ownership

As of July 7, 2010, 15,000,000 of our ordinary shares were outstanding. Holders of our ordinary shares are entitled to vote together as a single class on all matters submitted to shareholders for approval. No holder of ordinary shares has different voting rights from other any other holders of ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of July 7, 2010, no ordinary shares were held by record holders in the United States.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The percentages of shares beneficially owned in the table below are based on 15,000,000 ordinary shares outstanding as of July 7, 2010.

The following table sets forth information with respect to the beneficial ownership of our common shares as of July 7, 2010 by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our outstanding ordinary shares.

Except as otherwise noted, the business address of each person listed in the table is 518 Shangcheng Road, Floor 17, Shanghai, 200120, People’s Republic of China.

Shares Beneficially Owned
	Number	%
Directors, Executive Officers and 5% Shareholders:
Liang Tang	11,850,000	79%
Wei Hua	-	-
Zhiping Gu	-	-

Stock Options

We do not currently have a stock option plan.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders

See Item 6.E., “Share Ownership,” for a description of our major shareholders.

7.B.  Related Party Transactions

Transfers of Shares Between Related Parties

Several of our subsidiaries and affiliates which are, or at one time were, controlled by our chairman, transferred shares with other entities controlled by Mr. Tang.  See the discussion under “History and Development of the Company” in Item 4 above for a description of these transactions.

Purchase from a Related Party

Historically, we have purchased a significant percentage of our raw materials from an affiliated entity, Shanghai Z.F.X. Steel Co., Ltd., or Shanghai ZFX, a supplier of steel wire rods, which is controlled by our chairman, Dr. Tang.  In 2008, we purchased $20.1 million, or approximately 26.2% of our raw materials from Shanghai ZFX.  In 2009, we purchased $11.5 million, or approximately 12.8% of our raw materials from Shanghai ZFX.

We have entered into sales contracts with Shanghai ZFX, each of which has a term of one year.  The contracts generally specify the name of the products, specifications, price and quantity.  Pursuant to the contracts, we must take delivery of the materials within a specified number of days.  If we disagree with the quality of the materials received, we must notify Shanghai ZFX. in writing within thirty days of receipt of the materials.  The materials may be paid for by cash or bank acceptance.  If we determine a change is necessary to the method of taking delivery, product ordered, steel or product specifications or quantity, we must notify Shanghai ZFX. in writing at least thirty days in advance.  We, or Shanghai ZFX. may rescind the contract/purchase order, which must be negotiated to the mutual agreement of both parties.

Management believes the transactions referenced above were on terms at least as favorable to us as we could have obtained from unaffiliated parties.

Guarantees

During the years ended December 31, 2008 and 2009, Shanghai Ossen, an affiliate of ours, provided guarantees for certain of our short-term bank loans. Shanghai Ossen guaranteed loans in the amount of $5.4 million in each of 2008 and 2009.

The purpose of these loans is to fund our working capital and construction and expansion.  Local banks have required guaranties pursuant to their standard regulations.  The term of each of the loans is one year.  The loans that have come due were repaid in May and June 2010.  The remaining loan is due in November 2010.

The terms of the loan guarantees between the guarantor and the bank provide for the following: if the borrower does not repay its loan, the bank may seek the principal and interest of the loan from the guarantor; the guarantee period is two years from the date the guaranteed loan is due; the bank may change the terms of the loan with the borrower without receiving the consent of the guarantor; the guarantor indemnifies the bank for actual damage or loss because of any fraudulent misrepresentations made by the guarantor and if the guarantor causes the contract to become invalid, the guarantor indemnifies the bank for damages and losses.

7.C.  Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The financial statements required by this item may be found at the end of this report on 20-F.

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings arising in the ordinary course of business. We are not currently a party to any such claims or proceedings which, if decided adversely to us, would either, individually or in the aggregate, have a material adverse effect on our business, financial condition, results of operations or cash flows.

Dividends

We have never declared or paid any dividend on our ordinary shares and we do not anticipate paying any dividends on our ordinary shares in the future.  We currently intend to retain all future earnings to finance our operations and to expand our business.

No Significant Changes

No significant changes to our financial condition have occurred since the date of the annual financial statements contained herein.

ITEM 9.	THE OFFER AND LISTING

9.A.  Offer and Listing Details

Not Applicable.

9.B.  Plan of Distribution

Not Applicable.

9.C.  Markets

Our ordinary shares are not currently traded on any exchange.

9.D. Selling Shareholders

Not Applicable.

9.E. Dilution

Not Applicable.

9.F. Expenses of the Issuer

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A.  Share Capital

Authorized/Issued Capital and History of Share Capital

Since July 7, 2010, on which date we amended our memorandum and articles of association in connection with our business combination, we are authorized to issue 100,000,000 ordinary shares, par value $0.01 per share.  Ultra Glory issued 50,000 shares to its original shareholder.  These shares were subsequently increased to 5,000,000 upon the change in the par value of our shares from $1.00 to $0.01 on July 7, 2010.  These 5,000,000 shares were transferred to the former shareholders of Ossen Materials Group pursuant to the business combination.  In addition, we issued 10,000,000 new ordinary shares on July 7, 2010 to the former shareholders of Ossen Materials Group pursuant to the business combination.

Shares Not Representing Capital

Not Applicable.

Shares Held By Company

Not Applicable.

Resolutions/Authorizations/Approvals

Not Applicable.

10.B.  Memorandum and Articles of Association

Charter

Our charter documents consist of our amended and restated memorandum of association and our amended and restated articles of association, or the memorandum and articles of association.  We may amend our memorandum and articles of association generally by a resolution of our shareholders.

The following description of certain provisions of our memorandum and articles of association does not purpose to be complete and is qualified in its entirety by our memorandum and articles of association included as Exhibit 1.1 to this report.

Corporate Powers

Ultra Glory was incorporated under the BVI Business Companies Act, 2004 on January 21, 2010.  Pursuant to our memorandum of association, the objects for which we were established are unrestricted and we have full power and authority to carry out any objects not prohibited by the BVI Business Companies Act, 2004,  as the same may be revised from time to time, or any other law of the British Virgin Islands, except that we have no power to carry on banking or trust business, business as an insurance or reinsurance company, insurance agent or insurance broker, the business of company management, the business of providing the registered office or the registered agent for companies incorporated in the British Virgin Islands, or business as a mutual fund, mutual fund management or mutual fund administrator, unless we obtain certain licenses under the laws of the British Virgin Islands.

Board Composition

Pursuant to our memorandum and articles of association, the business of our company is managed by our board of directors.  Commencing with the first annual meeting of the shareholders, directors are elected for a term of office to expire at the next succeeding annual meeting of the shareholders after their election.  Each director will hold office until the expiration of his or her term of office and until his or her successor has been elected and qualified, or until his or her earlier death, resignation or removal by the shareholders or a resolution passed by the majority of the remaining directors.

In the interim between annual meetings of shareholders, or special meetings of shareholders called for the election of directors, any vacancy on the board of directors may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director. A director elected to fill a vacancy resulting from death, resignation or removal of a director will serve for the remainder of the full term of the director whose death, resignation or removal will have caused such vacancy and until his successor will have been elected and qualified.

There is no cumulative voting by shareholders for the election of directors.  We do not have any age-based retirement requirement and we do not require our directors to own any number of shares to qualify as a director.

Board Meetings

Board meetings may be held at the discretion of the directors at such times and in such manner as the directors may determine upon not less than three days notice having been given to all directors. Decisions made by the directors at meetings shall be made by a majority of the directors.  There must be at least a majority of the directors (with a minimum of two) at each meeting.

Directors Interested in a Transaction

A director must, immediately after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by us, disclose such interest to the board of directors.  A director who is interested in a transaction entered into, or to be entered into, by the company, may vote on a matter related to the transaction, attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum and sign a document on behalf of the company, or do any other thin in his capacity as a director, that relates to the transaction.  A director is not required to disclose his interest in a transaction or a proposed transaction to our board of directors if the transaction or proposed transaction is between the director and us, or the transaction or proposed transaction is or is to be entered into the ordinary course of our business and on usual terms and conditions.

The directors may exercise all powers of our company to borrow money, mortgage or charge our undertakings and property, issue debentures, debenture shares and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Our directors may, by resolution, fix the compensation of directors in respect of services rendered or to be rendered in any capacity to us.

A director may attend and speak at any meeting of the shareholders and at any separate meeting of the holders of any class of our shares.

Rights of Shares

We are currently authorized to issue 100,000,000 ordinary shares.  The shares are made up of one class and one series, namely ordinary shares with a par value of $0.01 per share.  The ordinary shares have one vote each and have the same rights with regard to dividends paid by the company and distributions of the surplus assets of the company.

The directors may, subject to the BVI Business Companies Act, 2004, by amending the memorandum of association and/or the articles of association, without limiting or affecting any right of holders of existing shares, determine the rights related to any preferred shares that we may issue.  The directors may redeem any of our outstanding shares at a premium.

Issuance of Shares; Variation of Rights of Shares

Our articles of association provide that directors may, without limiting or affecting any right of holders of existing shares, offer, allot, grant options over or otherwise dispose of our unissued shares to such persons at such times and for such consideration and upon such terms and conditions as the directors may determine.

Without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, we may issue shares, with such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, voting or otherwise, as the directors from time to time may determine.

If we issue shares of more than one class, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied with the consent in writing of the holders of not less than three-fourths of the issued shares of that class and the holders of not less than three-fourths of the issued shares of any other class of shares which may be affected by such variation.  The rights conferred upon the holders of the shares of any class issued with preferred or other rights will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Shareholders Meetings

Under our memorandum and articles of association, we are required to hold an annual meeting of shareholders each year at such date and time determined by our directors.  Meetings of shareholders may be called pursuant to board resolution or the written request of shareholders holding more than 30% of the votes of our outstanding voting shares.  Written notice of meetings of shareholders must be given to each shareholder entitled to vote at a meeting not fewer than 10 days prior to the date of the meeting, with certain limited exceptions.  The written notice will state the place, time and business to be conducted at the meeting.  The shareholders listed in our share register on the date prior to the date the notice is given shall be entitled to vote at the meeting, unless the notice provides a different date for determining the shareholders who are entitled to vote.

A meeting of shareholders held without proper notice will be valid if shareholders holding 90% majority of the total number of shares entitled to vote on all matters to be considered at the meeting, or 90% of the votes of each class or series of shares where shareholders are entitled to vote thereon as a class or series, together with an absolute majority of the remaining votes, have waived notice of the meeting and, for this purpose, presence of a shareholder at the meeting is deemed to constitute a waiver.  The inadvertent failure of the directors to give notice of a meeting to a shareholder, or the fact that a shareholder has not received notice, will not invalidate a meeting.

Shareholders may vote in person or by proxy.  No business may be transacted at any meeting unless a quorum of shareholders is present.  A quorum consists of the presence in person or by proxy of holders entitled to exercise at least 50% of the voting rights of the shares of each class or series of shares entitled to vote as a class or series thereon and the same proportion of the votes of the remaining shares entitled to vote thereon.

Changes in the Maximum Number of Shares the Company is Authorized to Issue

Subject to the provisions of the BVI Business Companies Act, 2004, we may, by a resolution of shareholders, amend our memorandum and articles of association to increase or decrease the number of shares authorized to be issued.  Our directors may, by resolution, authorize a distribution by us at a time, of an amount, and to any shareholders they think fit if they are satisfied, on reasonable grounds, that we will, immediately after the distribution, satisfy the solvency test as set forth in the BVI Business Companies Act, 2004, which requires that the value of a company’s assets exceeds its liabilities, and the company is able to pay its debts as they fall due.

Indemnification

Subject to the provisions of the BVI Business Companies Act, 2004, we may indemnify any person who (a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of our company; or (b) is or was, at our request, serving as a director of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings.

10.C.  Material Contracts

Loans and Guarantees

We enter in loan agreements from time to time with local banks.  These loans are short-term and are used for capital during production and operation.  The term of each loan is one year.  We must obtain the consent of the bank to change the specified usage of the loans.  The bank sets the interest rate at the time of the distribution of the loan and it will not be adjusted during the term.  The loans are expected to be repaid from operating income.  We are obligated to provide the bank with financial statements during the term and we may not prepay the loan without consent from the bank.  If we engage in a contracted lease, restructuring, joint operation, merger, acquisition, joint venture, decrease in capital contribution or transfer of material assets, we must inform the bank.  We are limited by the bank to the amount of dividends we may pay, and we are prohibited, unless we receive the bank’s permission, from applying for other credit, repaying other long term debt, amending existing credit agreements or providing debt guarantees to third parties.  If we do not use the loan as specified in the loan agreement, the bank may terminate the loan and require payment in full.  If we pay the full principal of the loan before the end of the term, the bank may charge the interest rate agreed for the full term of the loan.

Our loans are guaranteed by certain related entities. See Item 7.B. – Related Party Transactions for a description of the loan guarantees.

Employment Agreement

We have entered into an employment agreement with Liang Tang, Chairman of the Board, dated October 2008.  See Item 6.B - Compensation for a description of the employment agreement.

Cooperation Agreement

Ossen Jiujiang has entered into a cooperation agreement with Shanghai Machinery Manufacturing Technology Research Institute, Organization Department of Jiujiang Committee of CPC and Jiujiang Bureau of Science and Technology, dated January 2008.  See Item 5.C. - Research and Development, Patents and Licenses, etc. for a description of the cooperation agreement.

10.D.  Exchange Controls

British Virgin Islands

There are no exchange control regulations imposed on us or our shareholders under British Virgin Islands law.

The PRC

China regulates foreign currency exchanges primarily through the following rules and regulations:

•	Foreign Currency Administration Rules of 1996, as amended; and

•	Administrative Rules of the Settlement, Sale and Payment of Foreign Exchange of 1996.

As we disclosed in the risk factors above, Renminbi is not a freely convertible currency at present. Under the current PRC regulations, conversion of Renminbi is permitted in China for routine current-account foreign exchange transactions, including trade and service related foreign exchange transactions, payment of dividends and service of foreign debts. Conversion of Renminbi for most capital-account items, such as direct investments, investments in PRC securities markets and repatriation of investments, however, is still subject to the approval of SAFE.

Pursuant to the above-mentioned administrative rules, foreign-invested enterprises, such as our PRC subsidiaries, Ossen Materials and Ossen Jiujiang, may buy, sell and/or remit foreign currencies for current account transactions at banks in China with authority to conduct foreign exchange business by complying with certain procedural requirements, such as presentment of valid commercial documents. For capital-account transactions involving foreign direct investment, foreign debts and outbound investment in securities and derivatives, approval from SAFE is a pre-condition. Capital investments by foreign-invested enterprises outside China are subject to limitations and requirements in China, such as prior approvals from the PRC Ministry of Commerce or SAFE.

10.E.  Taxation

The following summary of the material tax consequences of an investment in our ordinary shares relevant to our shareholders is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any prospective purchaser and is not exhaustive of all possible tax considerations. This summary does not deal with all possible tax consequences relating to an investment in our shares, such as the tax consequences under U.S. federal, state and local tax laws or non-PRC and non-BVI tax laws. You should consult your own tax advisors with respect to the consequences of the acquisition, ownership and disposition of our shares.

British Virgin Islands Taxation

All dividends, interests, rents, royalties, compensations and other amounts paid by us to persons who are not resident in the British Virgin Islands are exempt from all forms of taxation in the British Virgin Islands and any capital gains realized with respect to any of our shares, debt obligations, or other securities by persons who are not persons resident in the British Virgin Islands are exempt from all forms of taxation in the British Virgin Islands. No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable under BVI law by persons who are not persons resident in the British Virgin Islands with respect to any of our shares, debt obligation or other securities. There are currently no withholding taxes or exchange control regulations in the British Virgin Islands applicable to us or our shareholders. Currently, there is no income tax treaty, convention or reciprocal tax treaty regarding withholdings currently in effect between the United States and the British Virgin Islands.

People’s Republic of China Taxation

Under the former Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises, any dividends payable by foreign-invested enterprises to non-PRC investors were exempt from PRC withholding tax. In addition, any dividends payable, or distributions made, by us to holders or beneficial owners of our shares would not be subject to any PRC tax, provided that such holders or beneficial owners, including individuals and enterprises, were not deemed to be PRC residents under the PRC tax law and were not otherwise subject to PRC tax.

On March 16, 2007, the PRC National People’s Congress approved and promulgated a new PRC Enterprise Income Tax Law, which took effect as of January 1, 2008. Under the new tax law, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” are located in China are considered “resident enterprises” for PRC tax purposes. Under the implementation regulations issued by the State Council relating to the new tax law, “de facto management body” is defined as the body that has material and overall management control over the business, personnel, accounts and properties of an enterprise. In April 2009, the PRC State Administration of Taxation promulgated a circular to clarify the definition of “de facto management body” for enterprises incorporated overseas with controlling shareholders being PRC enterprises.  It remains unclear how the tax authorities will treat an overseas enterprise invested or controlled by another overseas enterprise and ultimately controlled by PRC individual residents as is in our case. We are currently not treated as a PRC resident enterprise by the relevant tax authorities. Since substantially all of our management is currently based in China and may remain in China in the future, we may be treated as a “resident enterprise” for the PRC tax purposes, in which case, we will be subject to PRC income tax as to our worldwide income at a uniform income tax rate of 25%. In addition, the new tax law provides that dividend income between qualified “resident enterprises” is exempt from income tax.

Moreover, the new tax law provides that an income tax rate of 10% is normally applicable to dividends payable for earnings derived since January 1, 2008 to non-PRC investors who are “non-resident enterprises,” to the extent such dividends are derived from sources within China. We are a British Virgin Islands holding company and substantially all of our income is derived from dividends, if any, we receive from our operating subsidiaries located in China. Thus, dividends payable to us by our subsidiaries in China may be subject to the 10% withholding tax if we are considered as a “non-resident enterprise” under the new tax law.

Under the currently available guidance of the new tax law, dividends payable by us to our shareholders should not be deemed to be derived from sources within China and therefore should not be subject to withholding tax at 10%, or a lower rate if reduced by a tax treaty or agreement. However, what will constitute income derived from sources within China is currently unclear. In addition, gains on the disposition of our shares should not be subject to PRC withholding tax.  However, these conclusions are not entirely free from doubt. In addition, it is possible that these rules may change in the future, possibly with retroactive effect.

10.F.  Dividends and Paying Agents

The Company has no current plans to pay dividends. The Company does not currently have a paying agent.

10.G.  Statement by Experts

The consolidated financial statements of the Company as of December 31, 2009, and 2008 and for the fiscal years ended December 31, 2009, and 2008, included herein, have been audited by Sherb & Co. LLP, independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing and their consent and authorization.

10.H.  Documents on Display

The Company’s documents can be viewed at its headquarters, located at 518 Shangcheng Road, Floor 17, Shanghai, 200120, China. The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the SEC. The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: 100 F Street NE, Washington, D.C.  20549.

10.I. Subsidiary Information

Not Applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk

Financial instruments that expose us to concentrations of credit risk primarily consist of cash and accounts receivables. The maximum amount of loss due to credit risk in the event of other parties failing to perform their obligations is represented by the carrying amount of each financial asset as stated in our consolidated balance sheets.

As of December 31, 2009 and 2008, substantially all of our cash included bank deposits in accounts maintained within the PRC where there is currently no rule or regulation in place for obligatory insurance to cover bank deposits in the event of bank failure. However, we have not experienced any losses in such accounts and we believe we are not exposed to any significant risks on our cash in bank accounts.

We are exposed to various types of market risks, including changes in foreign exchange rates, commodity prices and inflation in the normal course of business.

Interest rate risk

We are subject to risks resulting from fluctuations in interest rates on our bank balances. A substantial portion of our cash is held in China in interest bearing bank deposits and denominated in RMB. To the extent that we may need to raise debt financing in the future, upward fluctuations in interest rates would increase the cost of new debt. We do not currently use any derivative instruments to manage our interest rate risk.

Commodity price risk

Certain raw materials used by us are subject to price volatility caused by supply conditions, political and economic variables and other unpredictable factors. The primary purpose of our commodity price management activities is to manage the volatility associated with purchases of commodities in the normal course of business. We do not speculate on commodity prices.

Foreign exchange risk

The RMB is not a freely convertible currency. The PRC government may take actions that could cause future exchange rates to vary significantly from current or historical exchange rates. Fluctuations in exchange rates may adversely affect the value of any dividends we declare.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations.  To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

Inflation risk

In recent years, China has not experienced significant inflation or deflation and thus inflation and deflation have not had a significant effect on our business during the past three years. Inflationary factors such as increases in the cost of our products and overhead costs may adversely affect our operating results.  A high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net revenues if the selling prices of our products do not increase proportionately with these increased costs.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Not Applicable.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Not Applicable.

ITEM 16B.	CODE OF ETHICS

Not Applicable.

ITEM 16C.	PRINCIPAL ACCOUNTIING FEES AND SERVICES

Not Applicable.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On July 7, 2010, our board of directors approved the engagement of Sherb & Co., LLP as our independent registered public accounting firm for the year ending December 31, 2009. The board determined not to renew the engagement of Li & Company, PC as our independent registered public accounting firm.

The Board determined to engage Sherb & Co., LLP in order to realize economies and efficiencies, since Sherb & Co., LLP acted as the independent registered public accounting firm for Ossen prior to the business combination.

The report of Li & Company, PC on the financial statements of the Company as of February 28, 2010 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with the audit of our financial statements for the period ended February 28, 2010, there were no disagreements with Li & Company, PC on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of Li & Company, PC, would have caused Li & Company, PC to make reference to the matter of such disagreements in their reports.

We engaged Sherb & Co., LLP as our new independent registered public accounting firm as of July 7, 2010. During our two most recent fiscal years neither our company nor anyone on its behalf has consulted with Sherb & Co., LLP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, and neither a written report was provided to us nor oral advice was provided by Sherb & Co. that was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a disagreement, as that term is defined by SEC regulations, or a reportable event, as that term is defined by SEC regulations.

ITEM 16G.	CORPORATE GOVERNANCE

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-24.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Documents
1.1	Amended and Restated Memorandum and Articles of Association
4.1
Share Exchange Agreement between Ultra Glory International Ltd., the shareholder of Ultra Glory International Ltd., Ossen Innovation Materials Group Co., Ltd. and the Shareholders of Ossen Innovation Materials Group Co., Ltd., dated July 7, 2010

4.2	Form of Sales Contract between Ossen Innovation Materials Co. Ltd. and Shanghai Zhaoyang New Metal Material Co., Ltd.
4.3	Form of Sales Contract between Ossen (Jiujiang) Steel Wire & Cable Co., Ltd. and The Crispin Corporation
4.4	Form of Sales Contract between Ossen (Jiujiang) Steel Wire & Cable Co., Ltd. and Ibercordones Pretensados S. L.
4.5	Form of Sales Contract between Ossen Innovation Materials Co., Ltd. and Zhangjiagang Ruifeng Iron and Steel Co., Ltd.
4.6	Form of Coating Processing Agreement between Ossen Innovation Materials Co., Ltd. and Zhangjiagang Ruifeng Iron and Steel Co., Ltd.
4.7	Form of Purchase Contract between Ossen Innovation Materials Co., Ltd. and Zhangjiagang Free Trade Zone B.M. International Trading Co., Ltd.
4.8	Form of Sales Contract between Shanghai Z.F.X. Steel Co., Ltd. and Ossen Innovation Materials Co. Ltd.
4.9	Form of Purchase Contract between Ossen Innovation Materials Co., Ltd. and Zhangjiagang Free Trade Zone JinDe Trading Co., Ltd.
4.10	Form of Purchase Contract between Ossen Innovation Materials Co., Ltd. and Jiangsu Shagang Group Co., Ltd.
4.11	Employment Contract by and between Ossen Innovation Materials Co., Ltd. and Liang Tang, dated October 7, 2008
4.12	Form of Stabilization Processing Agreement between Shanghai Zhaoyang New Metal Material Co., Ltd. and Ossen Innovation Materials Co., Ltd.

4.13	Form of Loan Contract between Ossen Innovation Materials Co., Ltd. and Feicuiyuan Branch, Huishang Bank
4.14	Form of Loan Guarantee Contract between Shanghai Ossen Investment Co., Ltd. and Feicuiyuan Branch, Huishang Bank
4.15	Form of Loan Guarantee Contract between Shanghai Z.F.X. Steel Co., Ltd. and Feicuiyuan Branch, Huishang Bank
4.16
Cooperation Agreement between Ossen (Jiujiang) Steel Wire & Cable Co., Ltd., Shanghai Machinery Manufacturing Technology Research Institute, Organization Department of Jiujiang Committee of CPC and Jiujiang Bureau of Science and Technology, dated January 2008

8.1	Subsidiaries of the Registrant
15.1	Consent of Sherb & Co., LLP

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

OSSEN INNOVATION CO. LTD.

/s/ Wei Hua
Name: Wei Hua
Title: Chief Executive Officer

Date: July 7, 2010

OSSEN INNOVATION MATERIALS CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors
Ossen Innovation Co., Ltd. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Ossen Innovation Co., Ltd. and Subsidiaries as of December 31, 2009 and 2008 and the related consolidated statements of operations, shareholders’ equity and cash flows for the years ended December 31, 2009 and 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ossen Innovation Co., Ltd. as of December 31, 2009 and 2008 and the results of its operations and its cash flows for the years ended December 31, 2009 and 2008 in conformity with accounting principles generally accepted in the United States.

/s/ Sherb & Co., LLP
Certified Public Accountants
New York, New York
July 7, 2010

OSSEN INNOVATION MATERIALS CO., LTD AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,
	2009	2008

ASSETS
Current Assets
Cash and cash equivalents	$8,409,467	$3,761,315
Restricted cash	11,824,214	9,977,092
Note receivable-bank acceptance note	150,208	-
Accounts receivable, net of allowance for doubtful accounts of $42,487 and $35,782 at December 31, 2009 and 2008	15,157,087	4,713,488
Inventories	10,206,861	9,300,261
Prepayments	19,833,561	19,270,693
Other current assets	964,876	293,359
Notes receivable from related party-bank acceptance notes	1,828,234	-
Total Current Assets	68,374,508	47,316,208
Long-term Assets
Property, plant and equipment, net	13,088,809	14,246,542
Land use rights, net	4,254,270	4,333,632
Total Long-term Assets	17,343,079	18,580,174
TOTAL ASSETS	$85,717,587	$65,896,382

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Notes payable – bank acceptance notes	$19,744,925	$18,236,993
Short-term bank loans	27,350,377	19,404,161
Accounts payable	240,275	428,441
Customer deposits	5,189,759	2,936,267
Taxes payable	110,493	6,465
Other payables and accrued expenses	32,473	1,475,472
Due to related parties	12,869,939	12,987,588
Total Current Liabilities	65,538,241	55,475,387
TOTAL LIABILITIES	65,538,241	55,475,387

Shareholders' Equity
Common stock, no par value, 50,000 shares authorized, 50,000 shares issued and outstanding	500	500
Accumulated other comprehensive income	543,036	511,890
Statutory reserve	1,093,331	661,597
Retained earnings	13,069,401	5,488,600
Non-controlling interest	5,473,078	3,758,408
TOTAL SHAREHOLDERS’ EQUITY	20,179,346	10,420,995
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$85,717,587	$65,896,382

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION MATERIALS CO., LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Year Ended December 31,
	2009	2008

REVENUES	$101,087,796	$82,742,310
COST OF GOODS SOLD	87,659,925	70,532,733
GROSS PROFIT	13,427,871	12,209,577
Selling and distribution expenses	503,724	4,326,491
General and administrative expenses	1,143,672	1,316,606
Total Operating Expenses	1,647,396	5,643,097

INCOME FROM OPERATIONS	11,780,475	6,566,480
Interest expenses, net	(1,496,712)	(1,891,671)
Other income, net	183,495	380,766
INCOME BEFORE INCOME TAXES	10,467,258	5,055,575
INCOME TAXES	(740,053)	(291,520)
NET INCOME	9,727,205	4,764,055
LESS: NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST	1,714,670	809,437
NET INCOME ATTRIBUTABLE TO CONTROLLING INTEREST	8,012,535	3,954,618
OTHER COMPREHENSIVE INCOME
Foreign currency translation gain, net of tax	31,146	420,883
TOTAL OTHER COMPREHENSIVE INCOME, NET OF TAX	31,146	420,883
COMPREHENSIVE INCOME	$8,043,681	$4,375,501

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION MATERIALS CO., LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	Common Stock		Accumulated Other			Non
	Shares	Amount	Comprehensive Income	Statutory Reserve	Retained Earnings	Controlling Interest	Total
Balance, January 1, 2008	50,000	$500	$91,007	$238,676	$1,956,903	$2,948,971	$5,236,057
Net income	-		-		3,954,618	809,437	4,764,055
Transfer to statutory reserve	-		-	422,921	(422,921)	-	-
Foreign currency translation adjustment, net of tax	-	-	420,883	-	-	-	420,883
Balance, December 31, 2008	50,000	500	511,890	661,597	5,488,600	3,758,408	10,420,995
Net income	-		-	-	8,012,535	1,714,670	9,727,205
Transfer to statutory reserve	-		-	431,734	(431,734)	-	-
Foreign currency translation adjustment, net of tax	-	-	31,146	-	-	-	31,146
Balance, December 31, 2009	50,000	$500	$543,036	$1,093,331	$13,069,401	$5,473,078	$20,179,346

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION MATERIALS CO., LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$9,727,205	$4,764,055
Adjustments to reconcile net income to net cash used in operating activities
Depreciation and amortization	1,457,784	1,555,624
Deferred taxes	(838)	(1,176)
Changes in operating assets and liabilities:
(Increase) Decrease In:
Accounts receivable	(10,443,599)	1,002,464
Inventories	(906,600)	(2,112,944)
Prepayments	(562,867)	(12,408,746)
Due from related party	-	3,846,600
Note receivable-bank acceptance note from unrelated party	(150,208)	-
Notes receivable from related party	(1,828,234)	-
Other current assets	(670,679)	10,680
Accounts payable	(188,166)	(35,011)
Customer deposits	2,253,492	2,749,301
Taxes payable	104,028	(134,501)
Other payables and accrued expenses	(1,442,999)	(1,616,329)
Due to related parties	(117,649)	145,896
Net cash used in operating activities	(2,769,330)	(2,234,087)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	(209,511)	(2,287,268)
Purchases of land use rights	-	(379,397)
Net cash used in investing activities	(209,511)	(2,666,665)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in restricted cash	(1,847,122)	(5,465,258)
Proceeds from short-term bank loans	35,687,123	22,322,080
Repayments of short-term bank loans	(27,789,153)	(21,446,704)
Proceeds from notes payable to unrelated parties	1,507,931	18,236,993
Repayment of notes payable to related party	-	(10,937,778)
Cash dividend paid to a shareholder	-	(2,364,274)
Net cash provided by financing activities	7,558,779	345,059

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,579,938	(4,555,693)
Effect of exchange rate changes on cash	68,214	1,581,392
Cash and cash equivalents at beginning of year	3,761,315	6,735,616
CASH AND CASH EQUIVALENTS AT END OF YEAR	$8,409,467	$3,761,315

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid during the period for:
Income taxes paid	$637,267	$441,029
Interest paid	$1,492,404	$1,514,114

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION MATERIALS CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

Ultra Glory International, Ltd., or Ultra Glory is a British Virgin Islands limited liability company organized on January 21, 2010 under the BVI Business Companies Act, 2004. Ultra Glory was a blank check company formed for the purpose of acquiring, through a share exchange, asset acquisition or other similar business combination, an operating business.

Business Combination

On July 7, 2010, Ultra Glory and its sole shareholder entered into a share exchange agreement with Ossen Innovation Group, a British Virgin Islands limited liability company organized on April 30, 2010 under the British Virgin Islands Companies Act (2004) and the shareholders of Ossen Innovation Group. Pursuant to the share exchange agreement, Ultra Glory acquired from the shareholders of Ossen Innovation Group all of the issued and outstanding shares of Ossen Innovation Group, in exchange for an aggregate of 10,000,000 newly issued ordinary shares issued by Ultra Glory to the shareholders of Ossen Innovation Group.  In addition, the sole shareholder of Ultra Glory sold all of the 5,000,000 ordinary shares of Ultra Glory that were issued and outstanding prior to the business combination, to the shareholders of Ossen Innovation Group for cash, at a price of $0.03 per share.  As a result, the individuals and entities that owned shares of Ossen Innovation Group prior to the business combination acquired 100% of the equity of Ultra Glory, and Ultra Glory acquired 100% of the equity of Ossen Innovation Group.  Ossen Innovation Group is now a wholly owned subsidiary of Ultra Glory.  In conjunction with the business combination, Ultra Glory filed an amended charter, pursuant to which Ultra Glory changed its name to Ossen Innovation Co., Ltd., changed its fiscal year end to December 31 and increased its authorized shares to 100,000,000.  Upon the consummation of the business combination, the company ceased to be a shell company.

The company’s Shareholders

Dr. Tang, the company’s chairman, owns 100% of the shares of Effectual Strength Enterprises Ltd., a British Virgin Islands company, which owned 79% of the shares of Ossen Innovation Group prior to the business combination, and owns 79% of the Company’s shares since the business combination.  The holders of the remaining 21% of our shares are investors that are residents of the PRC and are unaffiliated with Ossen.

Our Subsidiaries

British Virgin Islands Companies

Ossen Innovation Group, the company’s wholly owned subsidiary, is the sole shareholder of two holding companies organized in the British Virgin Islands: Ossen Group (Asia) Co., Ltd., or Ossen Asia, and Topchina Development Group Ltd., or Topchina. All of the equity of Ossen Asia and Topchina had been held by Dr. Tang since inception.  In May 2010, Dr. Tang transferred these shares to Ossen Innovation Group in anticipation of the public listing of our company’s shares in the United States.

Ossen Asia is a British Virgin Islands limited liability company organized on February 7, 2002.  Ossen Asia has one direct operating subsidiary in China, Ossen Innovation Materials Co. Ltd., or Ossen Materials.  Ossen Asia owns 81% of the equity of Ossen Materials.

Topchina is a British Virgin Islands limited liability company organized on November 3, 2004.  Ossen Materials and Topchina directly own an operating subsidiary in China, Ossen (Jiujiang) Steel Wire & Cable Co., Ltd., or Ossen Jiujiang.  Ossen Materials owns 75% of the equity of Ossen Jiujiang and Topchina owns 25%.

Ossen Materials

Ossen Materials was formed in China on October 27, 2004 as a Sino-foreign joint venture limited liability company under the name Ossen (Ma’anshan) Steel Wire and Cable Co., Ltd.  On May 8, 2008, Ossen Materials was restructured from a Sino-foreign joint venture limited liability company to a corporation.  The name of the entity was changed at that time to Ossen Innovation Materials Co., Ltd.

OSSEN INNOVATION MATERIALS CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

Ossen Asia owns 81% of the equity of Ossen Materials.  The remaining 19% is held in the aggregate by four Chinese entities, two of which are controlled by Chinese governmental entities, one of which is controlled by Zhonglu Co. Ltd., a company whose shares are listed on the Shanghai Stock Exchange, and one of which is controlled by Chinese citizens.

Through Ossen Materials, the company has manufactured and sold plain surface PC strands, galvanized PC steel wires and PC wires in the company’s Maanshan City, PRC, facility since 2004.  The primary products manufactured in this facility are the company’s plain surface PC strands.  The primary markets for the products manufactured at the company’s Maanshan facility are Anhui Province, Jiangsu Province, Zhejiang Province and Shanghai City, each in the PRC.

Ossen Jiujiang

On April 6, 2005, Ossen Shanghai Investment Co., Ltd., or Ossen Shanghai, acquired a portion of the bankruptcy assets of Jiujiang Tianlong Galvanized Prestressing Steel Strand LLC, including equipment, land use rights and inventory for approximately $3.9 million.  Ossen Jiujiang was formed by Ossen Shanghai in the PRC as a Sino-foreign joint venture limited liability company on April 13, 2005.  Ossen Shanghai then transferred the newly acquired assets to Ossen Jiujiang. At its inception, Ossen Jiujiang was owned by two entities: 33.3% of its equity was held by Ossen Asia and 66.7% by Ossen Shanghai.  Ossen Shanghai is a Chinese company owned by five Chinese individuals, one of whom is a director of our subsidiary, Ossen Materials. In June 2005, Ossen Shanghai transferred its entire interest in Ossen Jiujiang to Topchina in exchange for approximately $2.9 million. In October 2007, Topchina transferred 41.7% of the equity in Ossen Jiujiang to Ossen Asia for no consideration. On December 17, 2007, Ossen Asia transferred all of its shares in Ossen Jiujiang to Ossen Materials for no consideration.  Since that date 75% of the equity of Ossen Jiujiang has been held by Ossen Materials and 25% by Topchina.

Through Ossen Jiujiang, the company manufactures galvanized PC wires, plain surface PC strands, galvanized PC strands, unbonded PC strands, helical rib PC wires, sleeper PC wires and indented PC wires.  The primary products manufactured in this facility are the company’s galvanized PC wires.  The primary markets for the PC strands manufactured in the company’s Jiujiang facility are Jiangxi Province, Wuhan Province, Hunan Province, Fujian Province and Sichuan Province, each in the PRC.

At December 31, 2009, the subsidiaries of Ossen Innovation Group were as follows:

Name	Domicile and Date of Incorporation	Paid-in Capital		Percentage of Effective Ownership	Principal Activities

Ossen Group (Asia) Co., Ltd. ("Ossen Asia")	BVI February 7, 2002	USD	-	100%	Investments holdings

Topchina Development Group Ltd. ("Topchina")	BVI November 3, 2004	USD	-	100%	Investments holdings

Ossen Innovation Materials Co., Ltd. ("Ossen Meterials")	The PRC October 27, 2004	RMB	75,000,000	81%	Design, engeneering, manufacture and sale of customized prestressed steel materials

Ossen (Jiujiang) Steel Wire & Cable Co., Ltd. ("Ossen Jiujiang")	The PRC April 13, 2005	RMB	50,000,000	85.75%	Design, engeneering, manufacture and sale of customized prestressed steel materials

OSSEN INNOVATION MATERIALS CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of OSSEN Innovation Materials Co., and its subsidiaries. Intercompany accounts and transactions have been eliminated upon consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made. Actual results could differ from those estimates.

Revenue Recognition

Revenues represent the invoiced value of goods sold recognized upon the shipment of goods to customers.  Revenues are recognized when all of the following criteria are met:

●	Persuasive evidence of an arrangement exists,
●	Delivery has occurred or services have been rendered,
●	The seller’s price to the buyer is fixed or determinable, and
●	Collectability is reasonable assured.

Retirement Benefits

Retirement benefits in the form of contributions under defined contribution retirement plans to the relevant authorities are charged to operations as incurred. Retirement benefits amounting to $65,710 and $30,131 were charged to operations for the years ended December 31, 2009 and 2008.

OSSEN INNOVATION MATERIALS CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequence attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of income in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain. See Note 10.

Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States dollars (“US$). The functional currency of the Company is Renminbi (“RMB”). The consolidated financial statements are translated into United States dollars from RMB at year-end exchange rates as to assets and liabilities and average exchange rates as to revenues and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The resulting transaction adjustments are recorded as a component of shareholders’ equity. Gains and losses from foreign currency transactions are included in net income.

	2008	2009
Year ended RMB: US$ exchange rate	6.8372	6.8542
Average yearly RMB: US$ exchange rate	6.8409	6.9623

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

Comprehensive Income

Comprehensive income is defined as the change in equity during the year from transactions and other events, excluding the changes resulting from investments by owners and distributions to owners, and is not included in the computation of income tax expense or benefit. Accumulated comprehensive income consists of changes in unrealized gains and losses on foreign currency translation.

OSSEN INNOVATION MATERIALS CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

For financial reporting purposes, the Company considers all highly liquid investments purchased with original maturity of three months or less to be cash equivalents. The Company maintains no bank account in the United States of America. The Company maintains its bank accounts in China.  Balances at financial institutions or state-owned banks within the PRC are not covered by insurance.  However, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts.

Restricted Cash

Restricted cash represents amounts held by a bank as security for bank acceptance notes and therefore is not available for the Company’s use until such time as the bank acceptance notes have been fulfilled or expired, normally within 12 month period.

Accounts Receivable

Accounts receivable are carried at net realizable value.  An allowance for doubtful accounts is recorded in the period when loss is probable based on an assessment of specific evidence indicating troubled collection, historical experience, accounts aging and other factors.  An account receivable is written off after all collection effort has ceased.

Fair Value of Financial Instruments

FASB ASC 820 (formerly SFAS No. 157 Fair Value Measurements) establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market

These tiers include:

•	Level 1—defined as observable inputs such as quoted prices in active markets;

•	Level 2—defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

•	Level 3—defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

OSSEN INNOVATION MATERIALS CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The company’s financial instruments primarily consist of cash and cash equivalents, accounts receivable, restricted assets, accounts payable, other payables and accruals, short-term bank loans, other current liabilities.

Cash and cash equivalents include money market securities and commercial paper that are considered to be highly liquid and easily tradable. These securities are valued using inputs observable in active markets for identical securities and are therefore classified as Level 1 within the fair value hierarchy.

As of the balance sheet dates, the estimated fair values of financial instruments were not materially different from their carrying value as presented due to the short maturities of these instruments and that the interest rates on the borrowing approximate those that would have been available for loans of similar remaining maturity and risk profile at respective year ends.

Inventories

Inventories are stated at the lower of cost or market, which is based on estimated selling prices less any further costs expected to be incurred for completion and disposal. Cost of raw materials is calculated using the weighted average method. Finished goods costs are determined using the weighted average method and comprise direct materials, direct labor and an appropriate proportion of overhead. At December 31, 2009 and 2008, the Company has no reserve for inventories. See Note 5.

Prepayments

Prepayments represent cash paid in advance to suppliers for purchases of raw materials.  The balance of prepayments was $19,833,561 and $19,270,693 at December 31, 2009 and 2008, respectively.

Customer Deposits

Customer deposits consist of amounts paid to the Company in advance for the sale of products in the PRC. The Company receives these amounts and recognizes them as a current liability until the revenue can be recognized when the goods are delivered. The balance of customer deposits was $5,189,759 and $2,936,267 at December 31, 2009 and 2008, respectively.

Property, Plant, and Equipment (“PPE”)

PPE are stated at cost less accumulated depreciation, and include expenditure that substantially increases the useful lives of existing assets.

Transportation charges

Transportation charges represent costs to deliver the Company’s inventory to point of sale. Transportation costs are expensed and charged to cost of sales as incurred. Transportation charges represent costs to deliver the Company’s inventory to point of sale. Transportation costs are expensed and charged to selling expense as incurred.

OSSEN INNOVATION MATERIALS CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Depreciation is provided over their estimated useful lives, using the straight-line method.  Estimated useful lives are as follows:

Buildings and improvements	5 ~ 20 years
Machinery and equipment	5 ~ 20 years
Motor vehicles	5 years
Office Equipment	5 ~ 10 years

When assets are sold or retired, their costs and accumulated depreciation are eliminated from the consolidated financial statements and any gain or loss resulting from their disposal is recognized in the period of disposition as an element of other income.  The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized.  See Note 7.

Land Use Rights

According to PRC laws, the government owns all the land in the PRC. Companies or individuals are authorized to possess and use the land only through land use rights granted by the Chinese government.  The land use rights granted to the Company, located at Jiu Jiang and Ma’anshan, are being amortized using the straight-line method over the lease term of fifty years.  See Note 8.

Impairment of Long-Lived Assets

Long-term assets of the Company are reviewed annually as to whether their carrying value has become impaired, pursuant to the guidelines established in FASB ASC 360 (formerly SFAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets).  The Company considers assets to be impaired if the carrying value exceeds the future projected cash flows from the related operations.  The Company also re-evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives.  There were no impairments for the years ended December 31, 2009 and 2008.

Economic and Political Risks

The Company’s operations are conducted in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC economy.

The Company’s operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe.  These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange.  The Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

Exchange risk

The Company can not guarantee that the current exchange rate will remain steady, therefore there is a possibility that the Company could post the same amount of profit for two comparable periods and because of a fluctuating exchange rate actually post higher or lower profit depending on exchange rate of PRC Renminbi (RMB) converted to U.S. dollars on the date. The exchange rate could fluctuate depending on changes in the political and economic environments without notice.

OSSEN INNOVATION MATERIALS CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncements

On April 1, 2009, the FASB approved ASC 805 (formerly FSP FAS 141R-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies), which amends Statement 141R and eliminates the distinction between contractual and non-contractual contingencies.  Under ASC 805, an acquirer is required to recognize at fair value an asset acquired or liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period. If the acquisition-date fair value cannot be determined, the acquirer applies the recognition criteria in SFAS No. 5, Accounting for Contingencies and Interpretation 14, “Reasonable Estimation of the Amount of a Loss – and interpretation of FASB Statement No. 5,” to determine whether the contingency should be recognized as of the acquisition date or after it.  The adoption of ASC 805 has not had a material effect on the Company’s consolidated financial statements.

ASC 320-10 (formerly FSP FAS 115-2 and FAS 124-2) amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements.  It did not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. We are required to adopt ASC 320-10 for our interim and annual reporting periods ending after June 15, 2009.  ASC 320-10 does not require disclosures for periods presented for comparative purposes at initial adoption.  ASC 320-10 requires comparative disclosures only for periods ending after initial adoption.  The adoption of ASC 320-10 has not had a material effect on the Company’s consolidated financial statements.

On April 9, 2009, the FASB also approved ASC 825-10 (formerly FSP FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments ) to require disclosures about fair value of financial instruments in interim period financial statements of publicly traded companies and in summarized financial information required by APB Opinion No. 28, Interim Financial Reporting.  We are required to adopt ASC 825-10 for our interim and annual reporting periods ending after June 15, 2009.  ASC 825-10 does not require disclosures for periods presented for comparative purposes at initial adoption. ASC 825-10 requires comparative disclosures only for periods ending after initial adoption.  The adoption of ASC 825-10 has not had a material effect on the Company’s consolidated financial statements.

In April 2009, the FASB issued FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” as incorporated into FASB ASC 820, “Fair Value Measurements and Disclosures”. The guidance relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales.  It reaffirms what FASB ASC 820 states is the objective of fair value measurement—to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions.  Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive.  This guidance is effective for interim and annual periods ended after June 15, 2009, but entities may early adopt this guidance for the interim and annual periods ended after March 15, 2009. The adoption of such standard has not had a material impact on the Company’s consolidated financial statements.

In August 2009, the FASB issued FASB ASU 2009-05, “Measuring Liabilities at Fair Value”. FASB ASU 2009-05 amends FASB ASC 820, “Fair Value Measurements”.  Specifically, FASB ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following methods: 1) a valuation technique that uses a) the quoted price of the identical liability when traded as an asset or b) quoted prices for similar liabilities or similar liabilities when traded as assets and/or 2) a valuation technique that is consistent with the principles of FASB ASC 820 of the Accounting Standards Codification (e.g. an income approach or market approach).  FASB ASU 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to adjust to include inputs relating to the existence of transfer  restrictions on that liability.  The adoption of such standard has not had a material impact on the Company’s consolidated financial statements.

OSSEN INNOVATION MATERIALS CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events”, (FASB ASC 855-10”) which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements.  The statement is effective for interim and annual periods ended after June 15, 2009.  The standard was subsequently amended by FASB ASU 2010-09 which exempts an entity that is an SEC filer from the requirement to disclose the date through which subsequent events have been evaluated.

In September 2009, the Emerging Issues Task Force reached final consensus on FASB ASU 2009-13, “Revenue Arrangements with Multiple Deliverables”.  FASB ASU 2009-13 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting.  This ASU will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010.  Early adoption is permitted. The adoption of such standard has not had a material impact on the Company’s consolidated financial statements.

In December 2009, the FASB issued FASB ASU 2009-17, Consolidation (“FASB ASC 810): Improvements to Financial Reporting by Enterprises involved with Variable Interest Entities.  This ASU amends the FASB Accounting Standards Codification for statement No.167.  In June 2009, the FASB issued SFAS No.167, Amendments to FASB Interpretation No. 46(R), which requires an enterprise to perform an analysis and ongoing reassessments to determine whether the enterprises variable interest or interests give it a controlling financial interest in a variable interest entity and amends certain guidance for determining whether an entity is a variable interest entity. It also requires enhanced disclosures that will provide users of financial statements with more transparent information about an enterprises involvement in a variable interest entity.  SFAS No.167 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009 and for all interim reporting periods after that, with early application prohibited.  The Company is currently evaluating the impact of the adoption of SFAS No.167.

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements, which will require companies to make new disclosures about recurring or nonrecurring fair value measurements including significant transfers into and out of Level 1 and Level 2 fair value hierarchies and information on purchases, sales, issuance and settlements on a gross basis in the reconciliation of Level 3 fair value measurements.  The ASU is effective prospectively for financial statements issued for fiscal years and interim periods beginning after December 15, 2009.  The new disclosures about purchases, sales, issuance and settlements on a gross basis in the reconciliation of Level 3 fair value measurements is effective for interim and annual reporting periods beginning after December 15, 2010.  The Company expects that the adoption of ASU 2010-06 will not have a material impact on its consolidated financial statements.

OSSEN INNOVATION MATERIALS CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 3 – CONCENTRATION RISK

Concentration of Major Customers and Suppliers:

	Year ended December 31,
	2009	2008
Major customers with revenues of more than 10% of the Company’s sales
Sales to major customers	$72,040,540	$58,216,143
Percentage of sales	71%	70%
Number of customers	2	3

Major suppliers with purchases of more than 10% of the Company’s purchases
Purchases from major suppliers	$74,621,428	$54,738,995
Percentage of purchases	89%	72%
Number of suppliers	4	3

Accounts receivable related to the Company’s major customer comprised 36% and 28% of all accounts receivable as of December 31, 2009 and 2008, respectively.

Accounts payable related to the Company’s major suppliers comprised 38% and 33% of all accounts payable as of December 31, 2009 and 2008, respectively.

NOTE 4 – ACCOUNTS RECEIVABLE

Accounts receivable is net of allowance for doubtful accounts as follows:

	December 31,
	2009	2008
Accounts receivable	$15,199,574	$4,749,270
Less: allowance for doubtful accounts	(42,487)	(35,782)
Net Accounts receivable	$15,157,087	$4,713,488

OSSEN INNOVATION MATERIALS CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 5 – INVENTORIES

	December 31,
	2009	2008
Raw materials	$5,584,313	$5,200,622
Work-in-progress	237,422	292,997
Finished goods	4,385,126	3,806,642
	10,206,861	9,300,261
Less: Provision for slow-moving inventories	-	-
Inventories, net	$10,206,861	$9,300,261

NOTE 6 – OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31,
	2009	2008
Security deposits	$410,255	$51,064
VAT receivable	535,824	232,745
Other	18,797	9,550
Total other current assets	$964,876	$293,359

OSSEN INNOVATION MATERIALS CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 7 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	December 31,
	2009	2008
At cost:
Buildings	$3,899,669	$3,878,091
Machinery and equipment	13,801,699	13,635,258
Motor vehicles	247,926	230,046
Office equipment	97,266	93,654
	18,046,560	17,837,049
Less: Accumulated depreciation
Buildings	(684,755)	(442,383)
Machinery and equipment	(4,036,209)	(2,974,065)
Motor vehicles	(163,593)	(118,814)
Office equipment	(73,194)	(55,245)
	(4,957,751)	(3,590,507)
Property, plant and equipment, net	$13,088,809	$14,246,542

Depreciation expense for the years ended December 31, 2009 and 2008 was $1,367,244 and $1,461,337, respectively.

The net book value of property, plant and equipment pledged as collateral for bank loans was $1,923,204 and $1,918,434 at December 31, 2009 and 2008. See Note 9.

OSSEN INNOVATION MATERIALS CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 8 – LAND USE RIGHTS

Land use rights consist of the following:

	December 31,
	2009	2008
Cost of land use rights	$4,506,975	$4,495,797
Less: Accumulated amortization	(252,705)	(162,165)
Land use rights, net	$4,254,270	$4,333,632

The land use rights, located at Jiu Jiang and Ma’anshan, are commenced through 2005 to 2007 with the lease term of fifty years

Amortization expense for the years ended December 31, 2009 and 2008 was $79,361 and $89,733, respectively.

Amortization expense for the next five years and thereafter is as follows:

2010	$90,140
2011	90,140
2012	90,140
2013	90,140
2014	90,140
Thereafter	3,803,570
Total	$4,254,270

OSSEN INNOVATION MATERIALS CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 9 – RELATED PARTY TRANSACTIONS

(a)	Names and Relationship of Related Parties:

Existing Relationship with the Company
Mr. Tang	Director and controlling shareholder of the Company
Shanghai Zhengfangxing Steel Co., Ltd. (“SZS”)	Under common control of Mr. Tang
Shanghai Ossen Investment Co., Ltd. (“SOI”)	Under common control of Mr. Tang

(b)	Summary of Balances with Related Party:

	December 31,
	2009	2008
Due from related party:
SZS	$-	$-
	$-	$-

	December 31,
	2009	2008
Due to related party:
SZS	$-	$145,896
	$-	$145,896

SZS is a supplier of the Company.  For the years ended December 31, 2009 and 2008, the Company purchased $11,487,206 and $20,482,023 of raw materials from SZS, respectively. The balance of due from related party represents bank acceptance from SZS for the sales of the products to SZS.

	December 31,
	2009	2008
Notes receivable from related party:
SZS, due June 11, 2010	$804,423	$-
SZS, due March 25, 2010	1,023,811	-
	$1,828,234	$-

	December 31,
	2009	2008
Due to shareholder:
Mr. Tang	$12,869,939	$12,841,692

OSSEN INNOVATION MATERIALS CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 9 – RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Summary of Related Party Transactions:

			December 31,
		Note	2009	2008

SZS	SZS provided guarantee for the short-term bank loans borrowed by the Company	11	$8,775,521	$6,857,110

SZS	SZS sold raw materials to the Company	8	$11,487,206	$20,482,023

SOI	SOI provided guarantee for the short-term bank loans borrowed by the Company	11	$5,411,572	$5,398,150

NOTE 10 – OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consist of the following:

	December 31,
	2009	2008

Deferred government grant	$-	$1,327,653
Others	32,473	147,819
Total	$32,473	$1,475,472

The deferred government grants represent the wide variety of subsidies from local government of Ma’anshan and are all received by the Company.

OSSEN INNOVATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 11 – NOTES PAYABLE

Bank acceptance notes:	December 31,
	2009	2008
Due June 10, 2009 (subsequently repaid on its due date)	$-	$2,188,439
Due March 7, 2009 (subsequently repaid on its due date)	-	1,458,959
Due April 7, 2009 (subsequently repaid on its due date)	-	1,458,959
Due May 28, 2009 (subsequently repaid on its due date)	-	2,917,919
Due April 24, 2009 (subsequently repaid on its due date)	-	1,458,959
Due May 26, 2009 (subsequently repaid on its due date)	-	1,458,959
Due May 12, 2009 (subsequently repaid on its due date)	-	1,458,959
Due March 12, 2009 (subsequently repaid on its due date)	-	2,917,920
Due March 26, 2009 (subsequently repaid on its due date)	-	2,917,920
Due March 15, 2010 (subsequently repaid on its due date)	1,462,587	-
Due March 26, 2010 (subsequently repaid on its due date)	1,462,587	-
Due March 23, 2010 (subsequently repaid on its due date)	1,462,587	-
Due March 10, 2010 (subsequently repaid on its due date)	2,925,173	-
Due March 15, 2010 (subsequently repaid on its due date)	2,925,173	-
Due April 29, 2010 (subsequently repaid on its due date)	1,462,587	-
Due May 5, 2010 (subsequently repaid on its due date)	1,170,070	-
Due May 18, 2010 (subsequently repaid on its due date)	1,170,070	-
Due May 27, 2010 (subsequently repaid on its due date)	1,170,070	-
Due June 10, 2010 (subsequently repaid on its due date)	1,170,070	-
Due June 8, 2010 (subsequently repaid on its due date)	1,170,070	-
Due June 15, 2010 (subsequently repaid on its due date)	2,193,881	-
Total	$19,744,925	$18,236,993

The interest-free notes payable are secured by $11,824,214 and $9,977,092 restricted cash as of December 31, 2009 and 2008.

OSSEN INNOVATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 12 – SHORT TERM BANK LOANS

Short-term loans are summarized as follows:
	Interest rate per annum	December 31,
		2009	2008

Due January 6, 2010, guaranteed by SZS, subsequently repaid on due date	5.31%	$2,925,173	$-
Due January 14, 2010, subsequently repaid on due date	5.35%	731,294	-
Due January 15, 2010, subsequently repaid on due date	5.35%	1,462,587	-
Due February 20, 2010, subsequently repaid on due date	5.84%	2,925,174	-
Due February 27, 2010, subsequently repaid on due date	5.31%	731,294	-
Due March 4, 2010 , subsequently repaid on due date	5.31%	2,340,139	-
Due March 8, 2010, subsequently repaid on due date	5.31%	731,294	-
Due March 12, 2010, subsequently repaid on due date	5.84%	1,462,587	-
Due March 27, 2010 subsequently repaid on due date	5.84%	1,462,587	-
Due March 30, 2010 guaranteed by SZS	5.84%	1,462,587	-
Due May 13, 2010 subsequently repaid on due date	5.31%	1,316,328	-
Due May 30, 2010 , guaranteed by SOI, subsequently repaid on due date	5.31%	1,462,587	-
Due June 2, 2010 , guaranteed by SOI, subsequently repaid on due date	5.31%	1,462,587	-
Due September 8, 2010 guaranteed by SZS	5.31%	3,948,985	-
Due September 9, 2010 guaranteed by SZS	5.31%	438,776	-
Due November 6, 2010 guaranteed by SOI	5.84%	1,316,328	-
Due November 9, 2010, guaranteed by SOI	5.84%	1,170,070	-
Due January 8, 2009, guaranteed by SZS, subsequently repaid on due date	7.28%	-	2,917,919
Due January 17, 2009 guaranteed by SOI, subsequently repaid on due date	5.58%	-	1,313,064
Due January 30, 2009, subsequently repaid on due date	5.54%	-	1,458,959
Due January 30, 2009, subsequently repaid on due date	5.54%	-	1,458,959
Due March 3, 2009, subsequently repaid on due date	7.47%	-	729,480
Due March 5, 2009, subsequently repaid on due date	7.47%	-	2,188,439
Due April 1, 2009, guaranteed by SOI, subsequently repaid on due date	5.58%	-	1,167,168
Due May 8, 2009, subsequently repaid on due date	7.47%	-	1,313,064
Due July 17, 2009 , guaranteed by SOI, subsequently repaid on due date	5.58%	-	1,458,959
Due July 17, 2009 , guaranteed by SOI, subsequently repaid on due date	5.58%	-	1,458,959
Due September 18, 2009 guaranteed by SZS, subsequently repaid on due date	7.56%	-	3,939,191
Totals		$27,350,377	$19,404,161

Short-term bank loans are obtained from local banks in China. All the short-term bank loans are repayable within one year and are secured by property, plant and equipment and land use rights owned by the Company.  See Notes 6.

The weighted average annual interest rate of the short-term bank loans was 5.5% and 6.42% as of December 31, 2009 and 2008, respectively.  Interest expense was $1,429,729 and $1,514,114 for the years ended December 31, 2009 and 2008, respectively.

OSSEN INNOVATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 13 – TAXES

(a) Corporation Income Tax (“CIT”)

On March 16, 2007, the National People’s Congress of China approved the new Corporate Income Tax Law of the People’s Republic of China (the “New CIT Law”), which is effective from January 1, 2008.

Prior to January 1, 2008, the CIT rate applicable to our subsidiaries in the PRC is 33%.  After January 1, 2008, under the New CIT Law, the corporate income tax rate applicable to our subsidiaries is 25%.  The New CIT Law has an impact on the deferred tax assets and liabilities of the Company.  The Company adjusted deferred tax balances as of December 31, 2009 based on their best estimate and will continue to assess the impact of such new law in the future.  The effects arising from the enforcement of the New CIT Law have been reflected in the accounts.

Both Ossen Ma An Shan and Ossen Jiu Jiang received official designation by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities, and they are exempted from corporate income tax for two years commencing from the first profitable year in 2007 and 2009, respectively, followed by a 50% reduction for the next three years.

In accordance with the New CIT Law, enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC territory are considered PRC resident enterprises and subject to the PRC income tax at the rate of 25% on worldwide income.  The definition of “place of effective management" refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2009, no detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of December 31, 2009, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If the Company’s non-PRC incorporated entities are deemed PRC tax residents, such entities would be subject to PRC tax under the New CIT Law.  The Company has analyzed the applicability of this law, as of December 31, 2009, and the Company has not accrued for PRC tax on such basis.  The Company will continue to monitor changes in the interpretation or guidance of this law.

The New CIT Law also imposes a 10% withholding income tax, subject to reduction based on tax treaty where applicable, for dividends distributed by a foreign invested enterprise to its immediate holding company outside China.  Such dividends were exempted from PRC tax under the previous income tax law and regulations.  The foreign invested enterprise is subject to the withholding tax starting from January 1, 2008.  There were no dividends distributed in the year ended December 31, 2009 or 2008.

OSSEN INNOVATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 13 – TAXES (CONTINUED)

Income tax expenses consist of the following:
	Year Ended December 31,
	2009	2008
Current tax expenses	$740,880	$292,460
Deferred taxes	(827)	(940)
Income tax expenses	$740,053	$291,520

Reconciliation from the expected income tax expenses calculated with reference to the statutory tax rate in the PRC of 25% for 2009 and 2008 is as follows:

	Year Ended December 31,
	2009	2008
Computed "expected" income tax expenses	$1,481,592	$1,394,103
Effect on tax incentive / holiday	(741,539)	(1,102,583)
Income tax expenses	$740,053	$291,520

Components of net deferred tax assets are as follows:

	December 31,
	2009	2008
Deferred tax assets:
Current portion:
Provision of doubtful accounts	$5,311	$4,473

The Company uses FASB ASC 740 (formerly FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”)). – AN INTERPRETATION OF FASB STATEMENT NO. 109, ACCOUNTING FOR INCOME TAXES.  The Interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements.  Under FIN 48, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.  The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.  FIN 48 also provides guidance on recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures.  As of December 31, 2009, the Company does not have a liability for unrecognized tax benefits.

OSSEN INNOVATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 13 – TAXES (CONTINUED)

(b) Value Added tax (“VAT”)

Enterprises or individuals, who sell commodities, engage in repair and maintenance or import or export goods in the PRC are subject to a value added tax in accordance with Chinese Laws.  The VAT standard rate is 17% of the gross sale price.  A credit is available whereby VAT paid on the purchases of semi-finished products or raw materials used in the production of the Company’s finished products can be used to offset the VAT due on the sales of the finished products.

On January 1, 2002, the export policy of VAT "Exemption, Credit and Refund" began to apply to all exports by manufacture-based enterprises. In accordance with this policy, exported goods are exempted from output VAT and the input VAT charged for purchases of the raw materials, components and power consumed for the production of the exported goods may be refunded.  The refund rates of strand products applicable to Ossen Ma An Shan and Ossen Jiujiang was 5%.

The VAT refundable balance of $535,824 and $66,252 at December 31, 2009 and 2008, respectively are included in Other Current Assets in the accompanying consolidated balance sheets.

NOTE 13 – GEOGRAPHICAL SALES AND SEGMENTS

Information for the Company’s sales by geographical area for the years ended December 31, 2009, 2008 and 2007 are as follows:

	Year ended December 31,
	2009	2008
Domestic Sales	$97,361,596	$51,611,646
International Sales	3,726,200	31,130,664
Total Sales	$101,087,796	$82,742,310

The Company operates in one business segment for the years ended December 31, 2009 and 2008.

NOTE 14 – SUBSEQUENT EVENTS

We have evaluated all events or transactions that occurred after December 31, 2009 up through the date we issued the consolidated financial statements. We did not have any material subsequent events to disclose.