Form 20-F
period 2010-12-31
Ossen Innovation Co. Ltd.
filed 2011-06-24
CIK 1485538

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 001-34999

Ossen Innovation Co., Ltd.
(Exact name of Registrant as Specified in its Charter)

British Virgin Islands
(Jurisdiction of Incorporation or Organization)

518 Shangcheng Road, Floor 17, Shanghai, 200120, People’s Republic of China
(Address of Principal Executive Offices)

Yilun Jin
Tel: +86 (21) 6888-8886 Fax: +86 (21) 68888666
518 Shangcheng Road, Floor 17, Shanghai, 200120, People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered

Ordinary shares, par value US$0.01 per share *	Nasdaq Global Market

* Ordinary shares are not traded in the United States; rather they are deposited with JP Morgan Chase Bank, N.A., as Depositary. Each American Depositary Share represents one (1) ordinary share.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2010 was: 20,000,000 ordinary shares, par value $0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes ☒ No ☐

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP     ☐ International Financial Reporting Standards as issued by the International Accounting
Standards Board ☐ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐ No ☒

2

OSSEN INNOVATION CO., LTD.
FORM 20-F ANNUAL REPORT

PART III

Item 17.	Financial Statements	79

Item 18.	Financial Statements	79

Item 19.	Exhibits	79

PART I

CERTAIN INFORMATION

In this annual report on Form 20-F, unless otherwise indicated, “we,” “us,” “our,” the “Company” and “Ossen” refer to Ossen Innovation Co., Ltd., a company organized in the British Virgin Islands, its predecessor entities and its subsidiaries.

Unless the context indicates otherwise, all references to “China” and the “PRC” refer to the People’s Republic of China. All references to “Renminbi” or “RMB” are to the legal currency of the People’s Republic of China and all references to “U.S. dollars,” “dollars” and “$” are to the legal currency of the United States. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On June 21, 2011, the cash buying rate announced by the People’s Bank of China was RMB6.3986 to $1.00.

FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements” for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are “forward-looking statements,” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may”, “will”, “should”, “could”, “would”, “predicts”, “potential”, “continue”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

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

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

3.A.  Selected Financial Data

The following selected financial information should be read in connection with, and is qualified by reference to, our consolidated financial statements and their related notes and the section entitled “Operating and Financial Review and Prospects” included elsewhere in this annual report. The consolidated statements of income data for the fiscal years ended December 31, 2008, 2009 and 2010 and the balance sheet data as of December 31, 2008, 2009 and 2010 are derived from audited consolidated financial statements included elsewhere in this annual report. The consolidated statements of income data for the fiscal years ended December 31, 2006 and 2007 and the balance sheet data as of December 31, 2006 and 2007 have been derived from unaudited financial statements and are not included in this annual report. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

	Year Ended December 31,
	2010	2009	2008	2007	2006
	(Audited)	(Audited)	(Audited)	(Unaudited)	(Unaudited)

Revenues	$117,453,024	$101,087,796	$82,742,310	$71,909,873	$59,547,454
Cost of goods sold	92,893,796	87,659,925	70,532,733	63,340,890	56,853,946
Gross profit	24,559,228	13,427,871	12,209,577	8,568,983	2,693,508
Selling and distribution expenses	660,934	503,724	4,326,491	3,662,373	1,024,209
General and administrative expenses	1,201,518	1,143,672	1,316,606	571,498	340,847
Total Operating Expenses	1,862,452	1,647,396	5,643,097	4,288,796	1,410,056
Income from operations	22,696,776	11,780,475	6,566,480	4,280,187	1,283,451

Interest expenses, net	(2,437,426)	(1,496,712)	(1,891,671)	(1,189,027)	(359,130)
Other income, net	151,757	183,495	380,766	278,924	211,875
Income before income taxes	20,411,107	10,467,258	5,055,575	3,370,084	1,136,196
Income taxes	(2,865,372)	(740,053)	(291,520)	(233,674)	-
Net income	17,545,735	9,727,205	4,764,055	3,136,410	1,136,196
Less: Net Income attributable to non- controlling interest	2,897,397	1,714,670	809,437	-	-

Net income attributable to controlling interest	14,648,338	8,012,535	3,954,618	3,136,410	1,136,196
Other comprehensive income
Foreign currency translation gain	1,649,960	31,146	420,883	66,913	360,384

Total other comprehensive income	1,649,960	31,146	420,883	66,913	360,384
Comprehensive Income	$16,298,298	$8,043,681	$4,375,501	$3,203,323	$1,496,580

Number of outstanding shares*	20,000,000	15,000,000	15,000,000	15,000,000	15,000,000
Earnings per share	0.73	0.53	0.26	0.21	0.08

* Calculation is based on Net income attributable to controlling intrest and the share outstanding as of December 31

3.A.3.  Exchange Rates

Not Applicable.

3.B.  Capitalization and Indebtedness

Not Applicable.

3.C.  Reasons For The Offer And Use Of Proceeds

Not Applicable.

3.D.  Risk Factors

You should carefully consider the risks described below in evaluating our business. If any of the following risks were to occur, our business, results of operations and financial condition could be harmed. In that case, you might lose all or part of your investment in our ordinary shares. You should also refer to the other information set forth in this annual report, including our consolidated financial statements and the related notes and the section entitled “Operating and Financial Review and Prospects.”

Risks Related to Our Business and Our Industry

Future inflation in China may inhibit our ability to conduct business in China.

In recent years, the Chinese economy has experienced periods of rapid expansion and highly fluctuating rates of inflation. According to the National Bureau of Statistics of China, consumer price inflation in China was 5.9%, (0.7)% and 3.3% in 2008, 2009 and 2010, respectively. These factors have led to the adoption by the Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. High inflation may in the future cause the Chinese government to impose additional controls on credit or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the market for our products and our company.  Higher inflation in future could result in higher raw materials prices and higher labor cost. If labor costs or the prices of the steel materials that we purchase increase and we are unable to pass along the increased raw material or labor cost to our customers, our margins will decrease and negatively impact our profitability. In addition, if the Chinese government decides to impose controls on credit and increases in interest rates, such measures would increase our borrowing cost and may affect our ability to obtain new credit lines from banks.

Our revenues are highly dependent on a limited number of customers and the loss of any one of our major customers could materially and adversely affect our growth and our revenues.

During the years ended December 31, 2008, 2009 and 2010, our six largest customers contributed 81.0%, 86.7% and 74.4% of our total sales, respectively.  As a result of our reliance on a limited number of customers, we may face pricing and other competitive pressures, which may have a material adverse effect on our profits and our revenues. The volume of products sold for specific customers varies from year to year, especially since we are not the exclusive provider for any customers.  In addition, there are a number of factors, other than our performance, that could cause the loss of a customer or a substantial reduction in the products that we provide to any customer and that may not be predictable. For example, our customers may decide to reduce spending on our products or a customer may no longer need our products following the completion of a project. The loss of any one of our major customers, a decrease in the volume of sales to these customers or a decrease in the price at which we sell our products to them could materially adversely affect our profits and our revenues.

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

We have ceased doing business with some of our international customers because of anti-dumping duties imposed by foreign governments on our products.

In 2008, we sold approximately 32% of our products to customers in the United States and Europe.  The Crispin Company, a US company, and Ibercordones Pretensados S.L., a Spanish Company, were two of our top three customers in 2008.

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

On May 17, 2010, the U.S. Department of Commerce announced an affirmative final decision, imposing an anti-dumping rate of 193.55% for imports of certain prestressed concrete steel wire strands including the plain surface materials we had been selling to our U.S. customers, exported from China to the U.S.  The U.S. Customs and Border Protection have been instructed to collect a cash deposit or bond based on this rate.

In anticipation of these rulings, we discontinued sales to these regions at the end of 2008. If these anti-dumping measures remain in place and we are unable to continue increasing our sales to customers in China or other regions in which we sell our products, these measures could have a negative impact on our business and results of operations.

We have recently experienced, and expect to continue to experience, increased needs to finance our working capital requirements, which may materially and adversely affect our financial position and results of operations.

Historically, we sold a significant portion of our products to international customers. In 2008, we collected approximately half of the revenues generated by international sales by letter of credit, enabling us to convert our accounts receivable into cash more quickly, prepay our suppliers and reduce the amount of funds that we needed to finance our working capital requirements. However, at the end of 2008, as a result of the global economic crisis and in anticipation of the anti-dumping measures ultimately imposed by the U.S. and the European Union, we had to exit some of these international markets entirely and turn to the domestic PRC customers, which generally pay approximately 60-90 days after receiving the materials at the construction site. These longer payment terms have negatively impacted our short-term liquidity. Although we have been able to maintain adequate working capital primarily through short-term borrowing, any failure by our customers to settle outstanding accounts receivable in the future could materially and adversely affect our cash flow, financial condition and results of operations.

Some of the terms of the agreements between Ossen and its affiliates may be less favorable to us than similar agreements negotiated between unaffiliated third parties.

Historically, we purchased a significant amount of our raw materials from Shanghai Zhengfangxing Steel Co., Ltd., or Shanghai ZFX, an affiliate of ours.  Specifically, we acquired 30.2%, 22.2% and 5.1% of our raw materials from Shanghai ZFX in the years ended December 31, 2008, 2009 and 2010, respectively.  In addition, we have sold a significant amount of our products to Shanghai Zhaoyang New Metal Material Co., Ltd., an entity that owns a 30% interest in Shanghai Ossen Investment Holding (Group) Co., Ltd., of which Dr. Tang, our chairman, is president.

While we believe we benefit from these agreements, due to our relationship with these entities such agreements may not reflect the terms that would have been reached by two unaffiliated parties negotiating at arm’s length.  The transactions may be less favorable to us than would be the case if they were negotiated with unaffiliated third parties.  Conversely, to the extent that transactions with Shanghai ZFX are more favorable to us than arm’s length transaction, the significant decrease in purchases from Shanghai ZFX could harm our business.

As we expand our operations, we may need to establish a more diverse supplier network for our raw materials.  The failure to secure a more diverse and reliable supplier network could have an adverse effect on our financial condition.

We currently purchase almost all of our raw materials from a small number of suppliers.  Purchases from our five largest suppliers amounted to 86.5%, 89.5% and 99.9% of our raw material purchases in the years ended December 31, 2008, 2009 and 2010, respectively. As we increase the scale of our production, we may need to establish a more diverse supplier network, while attempting to continue to leverage our purchasing power to obtain favorable pricing and delivery terms. However, in the event that we need to diversify our supplier network, we may not be able to procure a sufficient supply of raw materials at a competitive price, which could have an adverse effect on our results of operations, financial condition and cash flows.

Furthermore, despite our efforts to control our supply of raw materials and maintain good relationships with our existing suppliers, we could lose one or more of our existing suppliers at any time. The loss of one or more key suppliers could increase our reliance on higher cost or lower quality supplies, which could negatively affect our profitability. Any interruptions to, or decline in, the amount or quality of our raw materials supply could materially disrupt our production and adversely affect our business, financial condition and financial prospects.

Volatile steel prices can cause significant fluctuations in our operating results. Our revenues and operating income could decrease if steel prices decline or if we are unable to pass price increases on to our customers.

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

We, like many other steel manufacturers, maintain substantial inventories of steel to accommodate the short lead times and just-in-time delivery requirements of our customers. Accordingly, we purchase steel in an effort to maintain our inventory at levels that we believe to be appropriate to satisfy the anticipated needs of our customers based upon historic buying practices, supply agreements with customers and market conditions. Our commitments to purchase steel are generally at prevailing market prices in effect at the time we place our orders. We have no long-term, fixed-price steel purchase contracts. When steel prices increase, as they have done since the third quarter of 2010, competitive conditions will influence how much of the price increase we can pass on to our customers. To the extent we are unable to pass on future price increases in our raw materials to our customers, the revenues and profitability of our business could be adversely affected.

When steel prices decline, as they did in the second quarter of 2010, customer demands for lower prices and our competitors' responses to those demands could result in lower sale prices, lower margins and inventory valued at the lower of cost or market adjustments as we use existing steel inventory. Significant or rapid declines in steel prices or reductions in sales volumes could result in us incurring inventory or goodwill impairment charges. Therefore, changing steel prices could significantly impact our revenues, gross margins, operating income and net income.

We are subject to various risks and uncertainties that might affect our ability to procure quality raw materials.

Our performance depends on our ability to procure low cost, high quality raw materials on a timely basis from our suppliers. Our suppliers are subject to certain risks, including availability of raw materials, labor disputes, inclement weather, natural disasters, and general economic and political conditions, which might limit the ability of our suppliers to provide us with low cost, high quality merchandise on a timely basis. Furthermore, for these or other reasons, one or more of our suppliers might not adhere to our quality control standards, and we might not identify the deficiency. Our suppliers’ failure to supply quality materials at a reasonable cost on a timely basis could reduce our net sales, damage our reputation and have an adverse effect on our financial condition.

Our operations are cash intensive, and our business could be adversely affected if we fail to maintain sufficient levels of liquidity and working capital.

Historically, we have spent a significant amount of cash on our operational activities, principally to procure raw materials for our products. We have financed our operations mainly through cash flows from our operations, short-term bank loans and proceeds from bank acceptance notes. In addition, in December 2010, we conducted an initial public offering, the proceeds of which are being used to fuel our expansion. If we fail to continue to generate sufficient cash flow from these sources, we may not have sufficient liquidity to fund our operating costs and growth, and our business could be adversely affected.

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

We may issue debt and equity securities that are senior to our common stock as to distributions and in liquidation, which could negatively affect the value of our common stock.

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

In the alternative, if we raise capital by issuing equity or convertible debt securities, such issuances could result in substantial dilution to our shareholders.  In addition, such issuances could include issuances of senior notes, subordinated notes, preferred stock or common stock. In the event of our liquidation, our lenders and holders of its debt or preferred securities would receive a distribution of our available assets before distributions to the holders of our common stock. Our decision to incur debt and issue securities in future offerings will depend on market conditions and other factors beyond our control. We cannot predict or estimate the amount, timing or nature of future offerings and debt financings. Future offerings could reduce the value of shares of our common stock and dilute a shareholder's interest in us.

Our inability to manage our growth may have a material adverse effect on our business, results of operations and financial condition.

We have experienced significant growth since we began operations in 2004. Our revenues have grown from approximately $17.2 million in 2005 to approximately $117.5 million in 2010.

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

In 2010, we generated revenue of approximately $57.7 million, or 49.1% of our total revenue, from sales of our rare earth coated PC wires and PC strands. We believe that we are the only prestressed steel material manufacturer in the PRC that currently manufactures rare earth coated materials. While we believe that our rare earth coating capabilities provide us with a competitive advantage among our competitors, it is likely that our competitors will seek to develop similar competing products in the near future. We intend to continue to expend research and development efforts to advance our rare earth coating applications even further. However, there can be no assurance that our initial competitive advantage will be retained and that one or more competitors will not develop products that are equal or superior to ours in quality or are better priced than our rare earth coated products.

We may lose our competitive advantage, and our operations may suffer, if we fail to prevent the loss or misappropriation of, or disputes over, our intellectual property.

We rely on a combination of patents, trademarks, trade secrets and confidentiality agreements to protect our intellectual property rights. While we are not currently aware of any infringement on our intellectual property rights, our ability to compete successfully and to achieve future revenue growth will depend, in significant part, on our ability to protect our proprietary technology. Despite many laws and regulations promulgated, and other efforts made, by China over the past several years in an attempt to protect intellectual property rights, intellectual property rights are not as certain in China as they would be in many Western countries, including the United States. Furthermore, enforcement of such laws and regulations in China has not been fully developed. Neither the administrative agencies nor the court systems in China are as equipped as their counterparts in developed countries to deal with violations or handle the nuances and complexities between compliant technological innovation and non-compliant infringement.

Our rare earth coating technology is protected through a combination of patents, trade secrets, confidentiality agreements and other methods. However, our competitors may independently develop proprietary methodologies similar to ours or duplicate our products, which could have a material adverse effect on our business, results of operations and financial condition. The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. We may need to litigate to enforce our intellectual property rights. Any such litigation could be time consuming and costly and the outcome of any such litigation cannot be guaranteed.

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

A portion of our expenses, particularly those related to personnel and facilities are generally fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of our purchase orders or prices of our raw materials may cause significant variations in our operating results in any particular quarter.

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

We may finance future transactions through debt financing or the issuance of our equity securities or a combination of the foregoing. Acquisitions financed with the issuance of our equity securities or convertible debt securities could be dilutive, which could affect the market price of our ordinary shares. Acquisitions financed with debt could require us to dedicate a substantial portion of our cash flow to principal and interest payments and could subject us to restrictive covenants. Acquisitions also frequently result in the recording of goodwill and other intangible assets that are subject to potential impairments in the future that could harm our financial results. Moreover, if we fail to properly evaluate acquisitions, alliances or investments, we may not achieve the anticipated benefits of those transactions, and we may incur costs in excess of what we had anticipated.

Our success depends in large part upon our senior management and key personnel. Our inability to attract and retain these individuals could materially and adversely affect our business, results of operations and financial condition.

We are highly dependent on our senior management and other key employees, including our Chairman, Dr. Tang, Mr. Hua and Mr. Jin. Our future performance will be dependent upon the continued service of members of our senior management and key employees. We do not maintain key man life insurance for any of the members of our management team or other key personnel. Competition for senior management in our industry is intense, and we may not be able to retain our senior management and key personnel or attract and retain new senior management and key personnel in the future, which could materially and adversely affect our business, results of operations and financial condition.

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

Our chairman owns a large percentage of our outstanding stock and could significantly influence the outcome of our corporate matters.

Dr. Tang owns approximately 59.4% of our outstanding ordinary shares, reflecting a majority equity interest in our company. As our majority shareholder, Dr. Tang is able to elect our board of directors, approve, and determine the outcome of all matters requiring the approval of the holders of a majority of our outstanding shares. This concentration of ownership in our shares by Dr. Tang limits your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us. In addition, sales of significant amounts of ordinary shares held by Dr. Tang, or the prospect of these sales, could adversely affect the market price of our ordinary shares.

If we are unable to maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations, result in the restatement of our financial statements, harm our operating results, subject us to regulatory scrutiny and sanction, and cause investors to lose confidence in our reported financial information.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. As a public company, we have significant requirements for enhanced financial reporting and internal controls. We are required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and, for many companies, a report by the independent registered public accounting firm addressing these assessments. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company.

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

We incur increased costs as a result of being a public company.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The rules and regulations to which public companies are subject, including the Sarbanes-Oxley Act of 2002, have increased our legal, accounting and financial compliance costs since we went public in December 2010, and make certain corporate activities more time-consuming and costly. In addition, we now incur additional costs associated with our public company reporting requirements.

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

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in many ways. For example, state-owned enterprises still constitute a large portion of the Chinese economy, and weak corporate governance and the lack of a flexible currency exchange policy still prevail in China. As a result of these differences, we may not develop in the same way or at the same rate as might be expected if the Chinese economy were similar to those of the OECD member countries.

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

Our assets are located, and our operations are conducted, in the PRC. In addition, substantially all of our directors and officers are nationals and residents of the PRC and a substantial portion of their assets is located outside the United States. As a result, it may be difficult to effect service of process within the United States upon these persons. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts because China does not have any treaties or other arrangements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates basic principles of PRC law or national sovereignty, security, or the public interest.

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

A significant portion of our revenues are denominated in Renminbi. Any significant revaluation of the Renminbi may have a material adverse effect on the U.S. dollar equivalent amount of our revenues and financial condition as well as on the value of, and any dividends payable on, our ordinary shares in foreign currency terms. For instance, a decrease in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our ordinary shares and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our common shares.

Prior to 1994, the Renminbi experienced a significant net devaluation against most major currencies, and there was significant volatility in the exchange rate during certain periods. Upon the execution of the unitary managed floating rate system in 1994, the Renminbi was devalued by 50% against the U.S. dollar. Since 1994, the Renminbi to U.S. dollar exchange rate has largely stabilized. On July 21, 2005, the People’s Bank of China announced that the exchange rate of U.S. dollar to Renminbi would be adjusted from $1 to RMB8.27 to $1 to RMB8.11, and it ceased to peg the Renminbi to the U.S. dollar. Instead, the Renminbi would be pegged to a basket of currencies, whose components would be adjusted based on changes in market supply and demand under a set of systematic principles. On September 23, 2005, the PRC government widened the daily trading band for Renminbi against non-U.S. dollar currencies from 1.5% to 3.0% to improve the flexibility of the new foreign exchange system. Since the adoption of these measures, the value of Renminbi against the U.S. dollar has fluctuated on a daily basis within narrow ranges, but overall has further strengthened against the U.S. dollar. In June 2010, the Chinese government announced its intention to allow the Renminbi to fluctuate within the June 2005 parameters. There remains significant international pressure on the PRC government to further liberalize its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar. The Renminbi may be revalued further against the U.S. dollar or other currencies, or may be permitted to enter into a full or limited free float, which may result in an appreciation or depreciation in the value of the Renminbi against the U.S. dollar or other currencies.

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

All employee participants in our share incentive plans who are PRC citizens may be required to register with the SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law.

In December 2006, the People’s Bank of China promulgated the Administrative Measures for Individual Foreign Exchange, which set forth the respective requirements for foreign exchange transactions by PRC individuals under either current account or the capital account. In January 2007, the SAFE issued the Implementation Rules of the Administrative Measures for Individual Foreign Exchange, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On March 28, 2007, the SAFE promulgated the Processing Guidance on Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas-Listed Companies, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens who are granted stock options by an overseas publicly-listed company are required, through a qualified PRC domestic agent or PRC subsidiary of such overseas publicly-listed company, to register with the SAFE and complete certain other procedures.

We and our PRC citizen employees participating in our stock incentive plan are subject to the Stock Option Rule. Failure to comply with the Stock Option Rule and other relevant rules will subject us or our PRC citizen employees participating in our stock incentive plan to fines and other legal or administrative sanctions and impose restrictions on our execution of option plans, including the grant of options under such plans to our employees, which could adversely affect our business operations.

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

Risks Related to Our ADSs

The market price for our ADSs may be volatile.

The market price for our ADSs is highly volatile and subject to wide fluctuations in response to various factors, including the following:

•	actual or anticipated fluctuations in our quarterly operating results and revisions to our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the markets for our products;

•	changes in the economic performance or market valuations of companies specializing in our industry or our customers or their industries;

•	changes in market valuations of U.S. listed companies headquartered in China, and in particular small capitalization companies;

•	announcements by us or our competitors of new products, acquisitions, strategic relationships, joint ventures or capital commitments;

•	addition or departure of our senior management and key personnel;

•	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

•	litigation related to our intellectual property;

•	release or expiry of transfer restrictions on our outstanding ordinary shares; and

•	sales or perceived potential sales of our ADSs.

In addition, the securities market has from time to time, and to an even greater degree since the last quarter of 2007, experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs. Furthermore, in the past, following periods of volatility in the market price of a public company’s securities, shareholders have frequently instituted securities class action litigation against that company. Litigation of this kind could result in substantial costs and a diversion of our management’s attention and resources.

We may not pay any dividends on our shares.

Under British Virgin Islands law, we may pay dividends if the directors declare that the company is able to satisfy the provisions of Section 57 of the BVI Act. Pursuant to this provision, the company, immediately after the distribution, must satisfy the solvency test, in so far as its assets exceeds its liabilities, and the company must be able to pay its debts as they become due. Our ability to pay dividends will therefore depend on our ability to generate sufficient profits. Even if we are able to pay dividends, we cannot give any assurance that we will declare dividends of any amounts, at any rate or at all in the future. We have not paid any dividends in the past. Future dividends, if any, will be at the discretion of our board of directors, subject to the approval of our shareholders, and will depend upon our results of operations, our cash flows, our financial condition, the payment of our subsidiaries of cash dividends to us, our capital needs, future prospects and other factors that our directors may deem appropriate. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Holders of our ADSs may not be able to exercise voting rights attaching to the shares represented by our ADSs on an individual basis. Holders of our ADSs appoint the depositary or its nominee as their representative to exercise the voting rights attached to the ordinary shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise your right to vote.

Your right to participate in any rights offering may be limited, which may cause dilution to your holdings, and you may not receive cash dividends if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights, and the securities to which the rights relate, under the Securities Act, or unless an exemption from registration is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings as a result.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

If we are classified as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

Generally, if for any taxable year, after applying certain look-through rules, 75% or more of our gross income is passive income, or at least 50% of our assets (generally based on average value determined on a quarterly basis) are held for the production of, or produce, passive income, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our U.S. shareholders, including gain realized on the disposition of our ADSs or ordinary shares being treated as ordinary income rather than capital gain and in punitive interest charges being applied to such sales proceeds. Rules similar to those applicable to dispositions apply to amounts treated as “excess distributions.”

We do not believe that we were a PFIC for our 2010 taxable year. However, because the determination of our PFIC status is based on such factual matters as the composition of our income and assets the valuation of our assets, and our market capitalization, there is no assurance that the United Stated Internal Revenue Service (“IRS”) will agree with our position. In addition, there can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2011 or in future taxable years. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ADSs or ordinary shares if we were to become a PFIC. See “Taxation — United States Federal Income Taxation — Tax Consequences if We Are a Passive Foreign Investment Company.”

If equity research analysts do not publish research or reports about our company or if they issue unfavorable commentary or downgrade our ADSs, the price of our ADSs could decline.

The trading market for our ADSs relies in part on the research and reports that equity research analysts publish about us and our company. We do not control these analysts. The price of our ADSs could decline if one or more equity analysts downgrade our ordinary shares or if they issue other unfavorable commentary, or cease publishing reports, about us or our company.

ITEM 4.	INFORMATION ON THE COMPANY

4A.  History and Development of the Company

We were incorporated under the laws of the British Virgin Islands as Ultra Glory International Ltd., or Ultra Glory, in 2010.  We operate under the BVI Business Companies Act, 2004, or the BVI Act.  Our registered office is located at Akara Bldg., 24 De Castro Street, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. The telephone number of the registered office is +86 (21) 51192951.  Our world wide web address is http://www.osseninnovation.com. Information contained on our website does not constitute a part of this annual report.

Our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.  The telephone number of our agent for service is (212) 894-8940.

Business Combination

On July 7, 2010, Ultra Glory and its sole shareholder entered into a share exchange agreement with Ossen Innovation Group, a British Virgin Islands limited liability company organized on April 30, 2010 under the BVI Act and the shareholders of Ossen Innovation Group. Pursuant to the share exchange agreement, Ultra Glory acquired from the shareholders of Ossen Innovation Group all of the issued and outstanding shares of Ossen Innovation Group, in exchange for an aggregate of 10,000,000 newly issued ordinary shares issued by Ultra Glory to the shareholders of Ossen Innovation Group. In addition, the sole shareholder of Ultra Glory sold all of the 5,000,000 ordinary shares of Ultra Glory that were issued and outstanding prior to the business combination, to the shareholders of Ossen Innovation Group for cash, at a price of $0.03 per share. As a result, the individuals and entities that owned shares of Ossen Innovation Group prior to the business combination acquired 100% of the equity of Ultra Glory, and Ultra Glory acquired 100% of the equity of Ossen Innovation Group. Ossen Innovation Group is now a wholly owned subsidiary of Ultra Glory. In conjunction with the business combination, Ultra Glory filed an amended charter, pursuant to which Ultra Glory changed its name to Ossen Innovation Co., Ltd., changed its fiscal year end to December 31, changed the par value of its ordinary shares to $0.01 per share and increased its authorized shares to 100,000,000. Upon the consummation of the business combination, we ceased to be a shell company.

Capital Expenditures

We incurred capital expenditures of approximately $7.6 million, $0.2 million and $2.7 million for the years ended December 31, 2010, 2009 and 2008,  respectively, primarily in connection with purchase of plant and equipment and land use rights. These capital expenditures were financed by the cash flow generated by our operations, proceeds from our initial public offering and from bank financing.

We believe that our capital expenditures in fiscal year 2011 will be incurred primarily in connection with purchase of manufacturing equipments for the construction of our new facility as well as the expansion of exisiting factory buildings to accommodate new production lines. We are financing these capital expenditures by using net proceeds from our initial public offering.

4B.  Business Overview

Overview

We manufacture and sell an array of plain surface prestressed steel materials and rare earth coated and zinc coated prestressed steel materials, which we believe is the most comprehensive array among our competitors in China. Our materials are used in the construction of bridges, highways and other infrastructure projects in the PRC and internationally. Our facilities are located in Maanshan City, Anhui Province and in Jiujiang City, Jiangxi Province, in the People’s Republic of China. Historically, we and our customers have had a greater than 90% success rate with respect to winning projects on which either we or our customers have bid. Based on our extensive experience in the industry, we believe that Ossen is one of the leading enterprises in the PRC in the design, engineering, manufacture and sale of customized prestressed steel materials used in the construction of bridges, highways, and other infrastructure projects in China.

During the year ended December 31, 2010, we generated revenue of approximately $57.7 million, or 49.1% of our total revenue, from sales of our rare earth coated PC wires and PC strands. We believe that we are the only prestressed steel material manufacturer in the PRC that currently manufactures rare earth coated materials. Revenues generated by sales of coated products (including rare earth coated and zinc coated products in the aggregate) for the year ended December 31, 2010 comprised approximately 51.7% of our total revenue. 95.1% of our revenues generated by coated product sales in the year ended December 31, 2010 were generated by sales of rare earth coated products and the remaining 4.9% were generated by sales of zinc coated products. Our plan is to continue to increase sales of our rare earth coated products to manufacturers of steel cables for bridges and other infrastructure projects, both in the PRC and internationally, in order to increase our revenues and profits.

While we believe that our rare earth coating capabilities provide us with a competitive advantage among our competitors, it is likely that our competitors will seek to develop similar competing products in the near future. We intend to continue to expend research and development efforts to advance our rare earth coating applications even further. However, there can be no assurance that our initial competitive advantage will be retained and that one or more competitors will not develop products that are equal or superior to ours in quality or are better priced than our rare earth coated products.

The primary characteristics of these newly designed rare earth coated products, which are used primarily in the construction of new bridges and the renovation of older bridges in need of repair, are as follows:

•	Superior corrosion resistance;

•	Superior toughness and plasticity;

•	Endurance against extreme heat;

•	Smooth and appealing coating; and

•	Easily coated.

According to the CASS report, bridge and other infrastructure construction is currently experiencing significant growth in China, which trend is expected to continue until 2020. Under existing PRC governmental policies, significant investments are expected to be made during the next decade to construct more than 200 new bridges over dozens of Chinese rivers, including the Yangtze River, Yellow River, Songhua River, Jiangxi River, Xiang River, Han River, Minjiang River and Pearl River. In addition, approximately 400 old bridges will need to be reinforced or expanded during that period. In addition, over the next decade, China is expected to build four cross-sea bridges and tunnels, including the Bohai Bay Cross-Sea Bridge, the Hong Kong-Zhuhai-Macao Cross-Sea Bridge, the Qiongzhou Strait Bridge and the Taiwan Strait Tunnel.

Our management’s core strategy for the near future is to expand the production capacity for our rare earth PC strands and PC wires, which generate higher margins than our other products, in order to continue to take advantage of current trends in the bridge and infrastructure industries in the PRC and other international markets, including in Southeast Asia and Australia, in the development and renovation of bridges and other infrastructure projects. Our products are marketed under the “Ossen” brand name both domestically and internationally. We handle all aspects of market research, product design, engineering, manufacturing, sales and marketing. We conduct our manufacturing operations in our ISO 9001 manufacturing facilities in Maanshan City and Jiujiang City, in the PRC.

We are in the process of increasing our annual production capacity by 30,000 tons for our coated PC strands and PC wires. A portion of the proceeds from our initial public offering have been used to purchase manufacturing equipment originating in Europe. We expect the initial delivery of this equipment to occur around August 2011 and we expect to complete the installation of our new production lines around the first quarter of 2012.

Ossen Materials, our operating subsidiary, was founded in 2004. In 2005, we expanded our manufacturing capabilities by acquiring a facility in Jiujiang City in the PRC and forming Ossen Jiujiang. The founders of Ossen were among the first in China to introduce and promote the use of prestressed steel materials in construction projects. The founders of Ossen have been involved in producing prestressed materials since 1994 and have accumulated more than 15 years of experience in the prestressed materials industry.

We are affiliated with the Ossen Group, which is a Chinese conglomerate controlled by our Chairman, Dr. Tang. The Ossen Group’s core businesses include steel manufacturing, real estate and other investments. There is no active business relationship between our company and any of the other entities that comprise the Ossen Group other than what we have disclosed in Item 7.B below.

Our Growth Strategy

We intend to expand our industry position while maximizing shareholder value and pursuing a growth strategy that includes increasing our production capacity and strengthening our relationships with key customers, diversifying our customer base and pursuing strategic relationships and acquisition opportunities.

Increasing our production capacity for our newly developed higher margin rare earth coated prestressed materials.

We intend to use all of the net proceeds ($20.3 million) from the company’s December 2010 initial public offering to expand our existing factory building in our Maanshan facility and to install new production lines which will be used for the production of approximately 30,000 tons annually of higher margin, rare earth coated prestressed materials, including rare earth coated PC wires and PC strands. The expected cost of expansion of the factory building and the purchase and installation of production lines is approximately $22 million. To date, approximately $7.6 million has been prepaid to vendors for the purchase of equipment for new production lines.

We believe that the expansion of our production capacity will enable us to benefit from the continued growth in overall demand for prestressed steel materials in China, especially with respect to our rare earth coated materials, which are generally used in the construction of bridges with a long life span, which is an industry currently experiencing tremendous growth in the PRC. Growth in this industry is expected to continue through the next decade. During the year ended December 31, 2010, approximately 49.1% of our revenue was generated from sales of our rare earth coated materials, as compared to 25.4% in the prior year. The demand for these materials is high in the PRC due to the suitability of these durable, high quality products in major infrastructure projects. We intend to sell the added products to new and existing customers in China, Southeast Asia and Australia.

Strengthening our relationships with key customers, diversifying our customer base and exploiting new business opportunities through our relationship with an affiliated company.

We intend to strengthen our relationships with key customers while further expanding our customer base. We plan to continue providing high-quality and cost-competitive products to our existing customers and to use our existing customer network and strong industry reputation to expand into new regions within the PRC, beyond the 17 provinces in which we currently sell our products, and internationally. We intend to continue to use customer feedback to improve the quality of our products and technical after-sales services and to strengthen our long-term base of domestic and international customers.

In addition, we expect that the acquisition of Shanghai Pujiang, a downstream manufacturer of cables for use in bridge construction in the PRC, in September 2010 by a member of the Ossen Group (which is an affiliate of ours, but not a subsidiary) will enhance our opportunities to participate in bids for bridge construction and renovation projects. We expect sales of our rare earth coated products and our profits to increase in 2011 and onwards as a result of our affiliation with Shanghai Pujiang.

Shanghai Pujiang was founded in 1998 and is the first company in China specializing in the production of cables used in the construction of bridges. Shanghai Pujiang has an annual production capacity of 100,000 tons, which includes 70,000 tons of suspension bridge cables and 30,000 tons of stay cable. We believe that Shanghai Pujiang is the largest company in the bridge cable production industry in China, as measured by production capacity. Shanghai Pujiang has been awarded the GB/T19001-2008 and ISO9001:2008 certifications. Shanghai Pujiang owns 44 patents and patent applications related to bridge cable production. Since inception, Shanghai Pujiang has completed 650 cable projects, including 57 suspension bridges, 155 stay cable bridges and over 400 industrial buildings and arch bridges in the PRC and internationally, including the U.S., India and South Korea. We anticipate selling a significant portion of our rare earth coated products (greater than 10%) to Shanghai Pujiang for use in bridge construction projects in the PRC and internationally.

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

Competitive Advantages

Our management believes that the following competitive strengths differentiate us from other domestic and international competitors and are the key factors to our success:

We are Taking Advantage of Industry Trend in the Bridge Infrastructure Sectors in the PRC and Other International Markets

Due to the demand for prestressed materials in infrastructure construction in the domestic PRC market, and in particular the construction and restoration of bridges in the PRC that would benefit from the quality and durability of our newly developed rare earth coated prestressed materials, we believe that our industry will grow significantly for at least the next ten years. Specifically, we expect the market for premium rare earth coated products, including rare earth coated prestressed PC strands and PC wires, which are used primarily in the construction of bridges, to grow in the PRC during this period.

Many reports indicate that our industry will experience significant growth in the coming years. For example, based on the 11th five-year plan for highway and waterway transportation by the Ministry of Transportation of the PRC, the government plans to invest $730 billion in the national highway network from 2009 to 2013, which drives huge demand for prestressed materials. Similarly, the Railway Network Plan issued by the Ministry of Railways of the PRC has indicated that $290 billion will be invested in railway construction from 2009 to 2013, which further drives the demands for prestressed materials. From now until 2020, we believe that 200 new bridges will be built on dozens of rivers in the PRC, including the Yangtze River, Yellow River, Songhua River, Jiangxi River, Xiangjiang River, Han River, Minjiang River and Pearl River. These bridge projects, combined with projects to reinforce or extend existing bridges in China, will require approximately 6 million tons of coated prestressed materials in the aggregate.

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

Leading Provider of Customized Prestressed Steel Materials

Based on our extensive experience in the industry, we believe that Ossen is one of the leading enterprises in the PRC in the design, engineering, manufacture and sale of customized prestressed steel materials used in the construction of bridges, highways, and other infrastructure projects in China. We manufacture and sell an array of plain surface prestressed steel materials and rare earth coated and zinc coated prestressed steel materials, which we believe is the most comprehensive array among our competitors in China and which are used in the construction of bridges, highways and other infrastructure projects in the PRC and internationally. Our facilities are located in Maanshan City, Anhui Province and in Jiujiang City, Jiangxi Province, in the People’s Republic of China.

Strong In-House Research and Development Capabilities

Our research and development team consists of members recognized as industry experts in China, and our management team has fifteen years of industry experience on average. We have built a recognized brand name in the industry by introducing innovative solutions to the prestressed materials industry, and particularly coated prestressed materials, in China and internationally. Our engineering team works closely with our customers in order to understand their requirements. We have been able to introduce new equipment to enhance cost saving and time reduction in the construction of bridges, highways, railways and buildings, as well as numerous other projects.

Efficient Proprietary Production Technology

We continually pursue technological improvements to our manufacturing processes via our strong in-house development teams. We have been granted twenty-three patents by the State Intellectual Property Office of the PRC, including one invention patent and twenty-two utility model patents. In addition, we have applied for an additional seven invention patents, which are currently pending. These patents and patent applications are intended to protect our technologies, including production processes of various wire ropes, pickling methods for steel wire materials and devices designed for the production of steel wire. Our research and development efforts have generated technological improvements that have been instrumental in controlling our production costs and increasing our operational efficiency, most notably with respect to the development of our rare earth coated materials.

Strong Recognition from Domestic and International Customers for Supplying Materials for Infrastructure Projects

The solid reputation that our management team has developed over the past 15 years in the prestressed material industry in China and in other countries such as Canada, the United States, South Korea, Italy and Spain, including an established track record for consistently providing quality products at competitive prices, has enabled us to develop a strong customer base and to be involved in major building projects. Some of our recent projects are listed below under the heading “Recent Projects.”

We generated approximately 3.0% of our revenue during the year ended December 31, 2010 from sales to customers in Asia (including primarily Vietnam and South Korea) and Australia, primarily for use in the construction of bridges. Due to increased demand for our products in the PRC market and these other markets, we do not intend to reestablish a presence in the United States or the European Union at the levels we experienced in 2008 in the near future. However, if opportunities arise in the U.S. or EU markets or in other international markets for us to win bids on projects or to reengage with former customers or establish relationships with new customers, we would pursue such opportunities.

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

Experienced Management and Operational Teams with Domestic PRC International Market Knowledge

Our senior management team and key operating personnel have extensive management skills, relevant operating experience and industry knowledge. In particular, Dr. Tang, our Chairman, is a Doctor of Economics, Senior Engineer and Professor of Finance and Statistics at the School of East China Normal University, and has extensive experience managing and operating companies in the prestressed steel industry. We believe our management team’s experience and in depth knowledge of the market in China and internationally will enable us to continue to successfully execute our expansion strategies. In addition, we believe our management team’s strong track record will enable us to continue to take advantage of market opportunities that may arise.

Our Products

Our prestressed steel materials are categorized as plain surface products and coated products.

Plain Surface Products

Our plain surface products, which term refers to our uncoated plain surfaced and stabilized products, are characterized as follows:

Plain surface prestressed concrete, or PC, strands. These products consist of PC wires that are twisted into a bundle and used as precast concrete plates on the riding surface of bridges. These products are categorized based on size, strength and structure. Sizes range from 9.3mm to 17.8mm. Strength level ranges from 1570MPa (megapascal) to 2000MPa. The number of strands in the products varies between 3 and 7.

Unbonded plain surface PC strands. These products consist of plain surface PC strands that are coated with grease and extruded with high-density polyethylene. These products are used primarily in the construction of bridges and buildings.

PC wires, also referred to as stabilized materials. These products are further divided among the following three categories:

•	Plain surface PC wires. This product consists of an individual round wire used in the construction of buildings.

•	Indented PC wires. This product consists of an individual round wire that contains an indentation used in the construction of buildings.

•
Helical (spiral) rib PC wires. This product consists of an individual round wire whose surface is pulled out into a helical rib pattern used in the construction of railway ties, or sleepers, and buildings.

PC wires are categorized based on size, strength and structure. Sizes range from 4.0mm to 9.0mm. Strength level ranges from 1570MPa to 2000MPa. The number of strands in the products varies between 3 and 7.

Coated Prestressed Products

Our coated prestressed products included zinc coated PC products and rare earth coated PC products. Rare earth coated products are plain surface materials that are zinc coated with a rare earth zinc-plating protective layer so as to produce materials that are more corrosion-resistant and long-lasting. The purpose of galvanizing is to generate a surface layer to protect the materials from erosion, abrasion and oxidization, without changing the elements of the basic materials or weakening the basic material’s strength or other functionality through any techniques that utilize physical chemistry or electrochemistry. The coating process can cause loss of strength in regular steel materials, but the loss of strength in rare earth coated prestressed products is reduced.

The application of rare earth coating technology enables our product to meet the higher standards of bridge project. We are and will continue to allocate more resource on rate earth coated PC products.

Our rare earth coated products are characterized as the following:

Rare earth coated PC wires. These products are further divided as follows:

•	Ф5.0 Series, used for suspension bridges.

•	Ф7.0 Series, used for cable-stayed bridges.

Rare earth coated PC strands, used for bridges and buildings.

Customers that purchase our prestressed materials also purchase other supporting products, such as anchorage devices and ripple tubes, to complement our materials. These supplementary products are produced by anchorage manufacturing factories that are unaffiliated with us.

Competition

China is one of the world’s largest producers and markets for prestressed steel materials. In 2009 and 2010, our sales were predominantly to customers located in the PRC, and as a result, our primary competitors were PRC domestic companies.

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

•
Barriers to entry. Technical knowledge, access to raw materials, local market knowledge and established relationships with suppliers and customers to support the development of commercially viable production facilities and products.

Competition among manufacturers of plain surface steel products in China can be characterized as fragmented, with many large and small companies competing with each other. Our primary competitors for these products are Baosteel Group Shanghai Ergang Co. Ltd., Jiangyin Fasten Steel Products Co., Ltd., Jiangyin Walsin Steel Cable Co. Ltd and Shuangyou Eaststeel.

Competition among PRC manufacturers of zinc coated prestressed products in China is limited to only four companies. Our main competitors for these products are Baosteel Group Shanghai Ergang Co. Ltd., Shuangyou Eaststeel and Jiangyin Walsin Steel Cable Co. Ltd. Furthermore, we believe that we are the only Chinese rare earth coated prestressed material manufacturer. While we believe that our rare earth coating capabilities provide us with a competitive advantage among our competitors, it is likely that our competitors will seek to develop similar competing products in the near future. We intend to continue to expend research and development efforts to advance our rare earth coating applications even further. However, there can be no assurance that our initial competitive advantage will be retained and that one or more competitors will not develop products that are equal or superior to ours in quality or are better priced than our rare earth coated products.

We believe that we differentiate ourselves because we have built a recognized brand name in the industry and because we offer superior product quality, timely delivery and high value. We believe that we have the following advantages over many of our competitors:

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

Our Raw Materials and Supply

Raw Materials

High carbon steel wire rods are the primary raw material required to manufacture prestressed steel materials. The quality and cost of the rods we purchase differ between our plain surface products and our rare earth and zinc coated products. Rare earth and zinc coated products require higher-priced rods that are higher in purity and durability. The price for certain rods needed for coated products is approximately $150 per ton higher than rods needed for plain surface products. B87 MnQL, a type of high carbon steel wire rod, is the most expensive material that we purchase from Chinese suppliers, costing as much as approximately $1,000 per ton. DLP, a type of high carbon steel wire rod that we import from Japan, is the most expensive material that we purchase overall, costing as much as approximately $1,500 per ton.

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

Historically, we purchased a significant percentage of our raw materials from an affiliated entity, Shanghai Z.F.X. Steel Co., Ltd., or Shanghai ZFX, a supplier of steel wire rods, which is controlled by our chairman, Dr. Tang. In fiscal years 2008, 2009 and 2010, we purchased approximately 30.2%, 22.2% and 5.1% of our raw materials from Shanghai ZFX, respectively. We expect that we will continue to purchase the bulk of our supplies from unaffiliated suppliers in the future, as we did in 2010. Specifically, as we expand our rare earth business, we anticipate that our purchases from Shanghai ZFX will remain at or near their levels in 2010.

The suppliers that are unaffiliated with us that supplied us with a significant percentage of our raw materials in 2008, 2009 or 2010 were Zhangjiagang Free Trade Zone, Jiangsu Shagang Group Co., Ltd. and Jiangyin Runde Logistics Co., Ltd., all based in China, each of which provided more than 10% of our supplies during that period.

Purchases from our five largest suppliers amounted to 86.5%, 89.5% and 99.9% of our raw material purchases in 2008, 2009 and 2010, respectively.

We are not dependent on any one of our suppliers, as we are able to source raw materials from alternative vendors should the need arise. We have not experienced significant production disruptions due to a supply shortage from our suppliers, nor have we had any major dispute with a material supplier.

Volatility of Price of Raw Materials

We have no long-term, fixed-price steel purchase contracts. When steel prices increase, as they have done since the third quarter of 2010, competitive conditions will influence how much of the price increase we can pass on to our customers. When steel prices decline, as they did in the second quarter of 2010, customer demands for lower prices and our competitors' responses to those demands could result in lower sale prices, lower margins and inventory valued at lower of cost or market adjustments as we use existing steel inventory. In 2010, the impact of steel price fluctuation on our results of operations was immaterial and we do not anticipate any significant impact to us from steel price fluctuation in 2011.

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

•
Three PC strand stabilization treatment production lines, two located in our Maanshan facility and one in our Jiujiang facility, each composed of stranding machines, straightening wheels, jockey wheels, medium frequency furnace, cooling tank, take-up and pay-off machines, a wire arraying machine and a layer winding machine. The PC strand stabilization product lines in our Jiujiang facility produce plain surface PC strands and zinc coated PC strands of various specifications.

•
One zinc galvanization production line, located in our Jiujiang facility, composed of a pay-off machine, degreasing furnace, acid rinsing pickling tank, assistant plating tank, drying furnace, galvanizing furnace, drawing tower and take-up machine. Half-finished products needed for different series of zinc coated PC wires and strands are produced on this line.

•
Two surface finishing production lines, both located in our Jiujiang facility, each composed of a pay-off machine, a finishing machine and a take-up machine. These production lines are used to produce half-finished products of zinc coated PC wires and strands.

•
Two PC wire stabilization treatment production lines, both located in our Jiujiang facility, each composed of a pay-off machine, jockey wheel, straightening machine, indent marking machine, medium frequency furnace, cooling tank, towing machine, shearing machine and take-up machine. Zinc coated PC wires, round PC wires, indented PC wires and helical rib PC wires are produced on these production lines.

•
One unbonded PC strand production line, located in our Jiujiang facility, composed of a pay-off machine, oiling machine, high-density polyethylene plastic injection machine, water tank, towing machine and take-up machine. This production line is used to produce different series of unbonded plain surface PC strands and unbonded zinc coated PC strands.

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

Bidding Process

Many of the projects in our industry are awarded through a competitive bidding process among qualified bidders. The evaluation of proposals is undertaken objectively, consistently and without bias towards particular bidders. Qualified bidders are evaluated against a predetermined set of criteria, and contracts are almost never awarded on the basis of price alone. A contract is awarded to the bidder or bidders that provide what is considered a proposal that offers the best value to the purchaser, as determined by the predetermined criteria set by the purchaser. The criteria vary depending on the type of contract. Examples of criteria include price, technical merit, flexibility to future changes to requirements, speed of product delivery, sustainability and quality. During the bid evaluation process, our marketing team and members of our management respond to various inquiries and our company undergoes various assessments, including compliance, technical, commercial bid and qualification assessments.

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

Our Customers

We sell the majority of our products domestically in China. Since our inception, we have also exported our products to foreign countries, including the United States, Canada, Spain, South Korea, Taiwan, Australia and Saudi Arabia, among others. Our customers are diverse in nature, as we sell our products directly to end users, to other manufacturers and to distributors, in each case depending on the nature of the product and the utilization of the product.

The six customers whose purchases comprised a significant percentage of our sales in 2008, 2009 or 2010 were Shanghai Zhaoyang New Metal Material (China), the Crispin Company (United States), Ibercordones Pretensados (Spain), Jiangyin Jingchen Logistics Distribution Exchange Co., Ltd. (China), Zhangjiagang Ruifeng Iron and Steel Co. (China) and Hada Railway Passenger Dedicated Lines Co., Ltd. Shanghai Zhaoyang New Metal Material (China) owns a 30% interest in Shanghai Ossen Investment Holding (Group) Co., Ltd., of which Dr. Tang, our chairman, is president.

While we value our relationship with each of our customers, we believe that generally the loss of any particular customer, including our largest customers, would not materially impact our business in the long-term. Many of our customer contracts relate to designated infrastructure projects which are performed during a defined period of time, and are not necessarily long-term in nature. Accordingly, if any of our customers were to discontinue purchasing our products, we would actively seek new customers, which we have been successful doing in the past. However, we currently consider our newly established relationship with Zhangjiagang Ruifeng Iron and Steel Co., Ltd. to be important to our business. In addition, one of our customers, whose sales did not amount to 10% or more of our overall revenues in 2008 or 2009, has been a long-term strategic partner of ours.

In anticipation of the imposition of anti-dumping rates by the U.S. and the European Union, which were ultimately implemented in 2009, we discontinued sales of our plain surface materials to Crispin, Ibercordones and our other customers in those regions at the end of 2008.

In 2008, 2009 and 2010, sales to our six largest customers, in the aggregate, accounted for approximately 81.0%, 86.7% and 74.4% of our total sales, respectively. The following table provides the name of each customer that contributed to 10% of our revenues in each of 2008, 2009 and 2010 and the revenues generated from such customer during these periods.

Name of Customer	2008 Revenues (%)	2009 Revenues (%)	2010 Revenues (%)

Shanghai Zhaoyang New Metal Material Co., Ltd.	35.8	53.8	12.5

Crispin Company	18.8	*	*

Ibercordones Pretensados S.L.	15.7	*	*

Zhangjiagang Ruifeng Iron and Steel Co., Ltd.	*	17.5	32.1

Jiangyin Jingchen Logistics Distribution Exchange Co., Ltd.	*	*	18.1

* Less than 10% of our annual revenues.

The following table describes the breakdown of our sales in 2008, 2009 and 2010 between our domestic and international customers.

	Year Ended December 31,
	2010	2009	2008
Domestic Sales	$113,873,505	$97,361,596	$51,611,646
International Sales	3,579,519	3,726,200	31,130,664
Total Sales	$117,453,024	$101,087,796	$82,742,310

Recent Projects

The following list is a sample of some of the recent projects in which our prestressed steel materials were used in both the domestic and the international markets:

Jiujiang New Yangtze River Bridge, PRC	Guizhou Liuchonghe Grand Bridge, PRC	Beijing-Baotou Expressway Bridge, PRC	Maanshan Yangtze River Bridge, PRC

Shanghai Sichuan Road Bridge, PRC	Guizhou Wujiang River No.3 Bridge, PRC	Beijing-Fuzhou Railway Project Jiangxi Section, PRC	Beijing-Fuzhou Railway Project Fujian Section, PRC

Nam Chang Bridge, South Korea	Muyeong Grand Bridge, South Korea	Junjoo-Kwangyang 13 Highway, South Korea	Pakistan Hindustan Shaxin Bridge, India

Northcote Plaza Extension, VIC, Australia	Petroland Tower, Vietnam	Dragon Tower, Vietnam	Tooronga Village, VIC, Australia

In addition, our rare earth coated prestressed materials are being used in a number of bridge construction projects in the PRC, including Ningbo Yongjiang Grand Bridge, Balimiao Canal Bridge, Taohuayu Yellow River Bridge, Aizhai Suspension Bridge and Lishui Grand Bridge.

Research and Development

Our research and development efforts are focused on three objectives:

•	Superior product safety and quality;

•	Reduction of operating costs; and

•	Sustaining growth through the development of new products.

We have a research and development team at each of our facilities. In total, nineteen employees are dedicated to research and development. We spent $0.6 million, $1.1 million and $1.5 million in 2010, 2009 and 2008, respectively, on our research and development activities.  The nature of our research and development activities needed for our product development is generally not cash intensive. In addition, a portion of the work is conducted by organizations and universities with which we have a collaborative relationship.

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

Specifically, we have entered into cooperation agreements with Jiujiang Institute pursuant to which the institute assists us in our efforts to improve the comprehensive function and manufacturing technique of our high strength, anti-erosion zinc coated prestressed strands. These high strength products, which have high endurance against erosion, are sold domestically and internationally. In addition, we are cooperating with other steel manufacturers in research efforts regarding zinc coated PC wires, which serve as raw materials for our zinc coated PC strands, indented PC wires and helical rib PC wires with high performance and are designed for our international customers.

We have also entered into an agreement with the Shanghai Machinery Manufacturing Technology Research Institute. Pursuant to this agreement, the institute designs high strength, indented PC wire and zinc coated PC wire for us according to our specifications.

We believe that our research and development activities and production technology for rare-earth zinc coated materials have contributed significantly to our growth. By using rare earth zinc-plating technology, we are able to lower the temperature for the stabilizing treatment during the production process and thereby minimize the loss of strength during the stabilizing process. As a result, this technology reduces the level of strength required of our raw materials under circumstances of unvaried finished product strength requirement and enables us to produce materials with greater strength under circumstances in which the strength of raw materials remains firm. We believe that we are the only enterprise which can produce rare-earth zinc coated pre-stressing materials of 1,860 megapascal strength level and 15.20 mm diameter in the world, as a result of our rare earth zinc-plating technology.

We plan to continue our research and development efforts to strengthen our leading position in our industry. For example, we plan to develop rare earth coated prestressed materials that are larger (up to 15.24 mm and 1,860 mPa) and can withstand greater levels of pressure as well as new greased prestressed materials of 12.7 mm and 1,860 mPa. We also own or lease various technologies that improve the quality of our products and reduce our operating costs, including coating polished technology, stabilizing treatment technology for dual tension gear zinc coated prestressing material, warning technology for missing plating of coating production line, stranded wire greasing technology, water cut-off technology by strander infrared temperature detection and other core technologies.

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

Patents

We have been granted twenty-three patents by the State Intellectual Property Office of the PRC, including one invention patent and twenty-two utility model patents. In addition, we have applied for an additional seven invention patents, which are currently pending. Actual examination times for patent applications in China vary, but examinations of similar patent applications have taken approximately one year. These patents and patent applications are intended to protect the production processes of various wire ropes, pickling methods of materials of steel wire and devices designed for the steel wire production. The term of all of the utility model patents is ten years from the filing of the application and the term of all of the invention patents is twenty years from the filing of the application. We currently do not have any patents registered or pending in any jurisdiction outside of the PRC.

The following table provides the name, the application number or patent number, the name of the applicant or patent holder and the status of our registered invention patents and each of our invention patent applications, and the expiration date of our registered invention patent:

Name	ApplicationNo. /Patent No.	Applicant /Patent Holder	Status	Expiration Date

Stabilizing Process of Indented Wire	2007101571490	Ossen Jiujiang	Registered	11/22/2027

Method to Change the Length of Waste of Stranded Wire Joint	200910144241.2	Ossen Materials	Pending	-

Stirring & Pickling Process of Raw Materials of Stranded Wire	200910144242.7	Ossen Materials	Pending	-

Multi-Bath Pickling Process of Materials of Stranded Wire	200910144243.1	Ossen Materials	Pending	-

Production Process of Zinc Coated Steel Wire	2010101051799	Ossen Jiujiang	Pending	-

Production Process of Helical Rib Steel Wire	2010101051534	Ossen Jiujiang	Pending	-

Name	ApplicationNo. /Patent No.	Applicant /Patent Holder	Status	Expiration Date

Production Process of Pre-stressed Zinc Coated Stranded Wire	2010101052062	Ossen Jiujiang	Pending	-

Stabilizing Production Process of High Strength Rare Earth Coated PC Steel Wire	2010101051784	Ossen Jiujiang	Pending	-

The following table provides the name, the application number or patent number, the name of the applicant or patent holder and the status of each of our registered utility model patents and utility model patent applications, and the expiration dates of our registered utility model patents:

Name	ApplicationNo. /Patent No.	Applicant /Patent Holder	Status	Expiration Date

Loose Tensile Test Device for PC Wire	ZL200720192972.0	Ossen Materials	Registered	12/02/2017

Hanging Box Used in Phosphate Bath of Stranded Wire	ZL200820185077.0	Ossen Materials	Registered	08/21/2018

Oiling Device for PC Strand	ZL200820185079. x	Ossen Materials	Registered	08/21/2018

Water Cut-off Device to Test Infrared Temperature of Stranding Machine	ZL200820185080.2	Ossen Materials	Registered	08/21/2018

Infrared Safety Control Device for Lift Truck	ZL200820185081.7	Ossen Materials	Registered	08/21/2018

Device Designed to Control Smoke by Temperature	ZL200820185082.1	Ossen Materials	Registered	08/21/2018

Device Designed to Control Water Temperature When Phosphatizing the PC Strand	200920233724.5	Ossen Materials	Registered	07/29/2019

Device for Testing Center Steel Wire Broken for Stranded Wire	200920233725.x	Ossen Materials	Registered	07/29/2019

Device Designed to Test Temperature of Steel Wire When Drawing the Stranded Wire	200920233726.4	Ossen Materials	Registered	07/29/2019

Steel Wire Joint Machine with Pressure Detecting Function	200920233728.3	Ossen Materials	Registered	07/29/2019

Automatic Paper Rolling Device of Asphalt Paper	200920233729.8	Ossen Materials	Registered	07/29/2019

Aerial Overhaul Platform for Forklift	200920233730.0	Ossen Materials	Registered	07/29/2019

Skid Used When Packing PC Strand	200920233731.5	Ossen Materials	Registered	07/29/2019

Name	ApplicationNo. /Patent No.	Applicant /Patent Holder	Status	Expiration Date

Precision Measurement Instrument for measuring Indented Depth of Pre-stressed Indented PC Wire	ZL201020110246.1	Ossen Jiujiang	Registered	02/09/2020

Double-Pump Spray Device of Zinc Coated Steel Wire’s Coating- Assistant Tank	ZL201020110259.9	Ossen Jiujiang	Registered	02/09/2020

A New Dual-Conical-Surfaces Self-locking Power Lock	ZL201020110280.9	Ossen Jiujiang	Registered	02/09/2020

A New Stranding Pulley Designed for Production of High Strength Pre-stressed Rare Earth Coated Steel Wire	ZL201020117245.x	Ossen Jiujiang	Registered	02/24/2020

Cooling Device Designed for the Cutter Bit for Indentation Used for Production of Indented PC Wire	ZL200720192974.x	Ossen Jiujiang	Registered	12/02/2017

Adjustable Ingress Pipe of Steel Wire-rewinding Machine	ZL200720192973.5	Ossen Jiujiang	Registered	12/02/2017

A Control Device for Alarming the Coating Leakage on the Zinc Coating Production Line	ZL200720192533.x	Ossen Jiujiang	Registered	11/22/2017

Device Designed to Remove Dust of High Strength Pre-stressed Rare Earth Coated Steel Wire	ZL201020110265.4	Ossen Jiujiang	Registered	02/09/2020

Stabilizing Temperature Alarm Control Device for High Strength Pre-stressed Rare Earth Coated Steel Wire	ZL201020117240.7	Ossen Jiujiang	Registered	02/24/2020

Trademarks

We have been granted a total of five trademarks, three of which are registered trademarks in the PRC and two of which are registered with the World Intellectual Property Organization (WIPO) in accordance with Madrid Agreement. The five trademarks which are described in the table below, were transferred by Shanghai Ossen Investment Co., Ltd. to Ossen Materials in 2008 and 2009.

Name of Trademark	Application No. /Trademark No.	Applicant /Trademark Holder	Status

A Figurative Trademark（Registered under Madrid Agreement）	0973552	Ossen Innovation Materials	Registered

“OSSEN”（ Registered under Madrid Agreement）	0945308	Ossen Innovation Materials	Registered

A Figurative Trademark (PRC Domestic Registered)	4396898	Ossen Innovation Materials	Registered

Name of Trademark	Application No. /Trademark No.	Applicant /Trademark Holder	Status

“OSSEN” (PRC Domestic Registered)	4396895	Ossen Innovation Materials	Registered

“” (Domestic Registered)	4396896	Ossen Innovation Materials	Registered

Environmental Matters

The Environmental Protection Law, promulgated by the National People’s Congress on December 26, 1989, is the primary law for environmental protection in China. The law establishes basic principles for coordinated advancement of economic growth, social progress and environmental protection, and defines the rights and duties of governments at all levels. Local environmental protection bureaus may set stricter local standards than the national standards and enterprises are required to comply with the stricter of the two sets of standards. Due to the nature of our business, we produce certain amounts of waste water, gas and solid waste materials during the course of our production. We believe that we are in compliance in all material respects with applicable PRC laws and regulations. All of our products meet the relevant environmental requirements under PRC laws and during the three years ended December 31, 2008, 2009 and 2010, we were not subject to any fines or legal action involving non-compliance with any relevant environmental regulation, nor are we aware of any threatened or pending action, including by any environmental regulatory authority.

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

Employment laws

We are subject to laws and regulations governing our relationship with our employees, including: wage and hour requirements, working and safety conditions, citizenship requirements, work permits and travel restrictions. These include local labor laws and regulations, which may require substantial resources for compliance. China’s National Labor Law, which became effective on January 1, 1995, and China’s National Labor Contract Law, which became effective on January 1, 2008, permits workers in both state and private enterprises in China to bargain collectively. The National Labor Law and the National Labor Contract Law provide for collective contracts to be developed through collaboration between the labor union (or worker representatives in the absence of a union) and management that specify such matters as working conditions, wage scales, and hours of work. The laws also permit workers and employers in all types of enterprises to sign individual contracts, which are to be drawn up in accordance with the collective contract.

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

Employees

As of December 31, 2010, 2009 and 2008 we had 238, 371 and 365 full-time employees. As of May 31, 2011 we had 235 full-time employees. The overall number of employees decreased significantly after December 31, 2009 because of improvements in out production management.  The number of manufacturing employees decreased from 250 to 127, from December 31, 2009 to December 31, 2010 as a result.

The following table shows the breakdown in numbers and percentages of employees by department as of December 31, 2010:

Functions	Number of employees	% of total

Manufacturing	127	54%

Technology	45	19%

Research & Development	19	8%

Quality Control	9	4%

General Administration, Purchasing, Sales and Marketing	38	16%

Total	238	100%

We have not experienced any significant labor disputes and consider our relationship with our employees to be good. Our employees are not covered by any collective bargaining agreement.

We have established an employee welfare plan in accordance with the relevant PRC laws and regulations. Our total expenses for this plan were approximately $26,286, $39,735 and $71,224 in 2008, 2009 and 2010, respectively.

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

4C.  Organizational Structure

We are affiliated with the Ossen Group, which is a Chinese conglomerate controlled by our Chairman, Dr. Tang. The Ossen Group’s core businesses include steel manufacturing, real estate and other investments.

Our Shareholders

Dr. Tang, our chairman, owns 100% of the shares of Effectual Strength Enterprises Ltd., a British Virgin Islands company, which currently owns 59.4% of our outstanding ordinary shares. The spouse of our chief executive officer, Wei Hua, owns 100% of the shares of Fascinating Acme Development Ltd., which owns 3% of our outstanding ordinary shares. The spouse of the chief executive officer of Shanghai ZFX, which is an affiliated company of ours that supplies us with raw materials, owns 100% of the shares of Gross Inspiration Development Ltd., which owns 3% of our outstanding ordinary shares. 25% of our ordinary shares, or 5 million shares, were issued in our initial public offering in December 2010 and are currently trading on NASDAQ in the form of ADS’s. The holders of the remaining 9.6% of our shares are investors that are residents of the PRC and are unaffiliated with Ossen.

Our Subsidiaries

British Virgin Islands Companies

Ossen Innovation Group, our wholly owned subsidiary, is the sole shareholder of two holding companies organized in the British Virgin Islands: Ossen Group (Asia) Co., Ltd., or Ossen Asia, and Topchina Development Group Ltd., or Topchina. All of the equity of Ossen Asia and Topchina had been held by Dr. Tang, our Chairman, since inception. In May 2010, Dr. Tang transferred these shares to Ossen Innovation Group in anticipation of the public listing of our company’s shares in the United States.

Ossen Asia is a British Virgin Islands limited liability company organized on February 7, 2002. Ossen Asia has one direct operating subsidiary in China, Ossen Innovation Materials Co. Ltd., or Ossen Materials. Ossen Asia owns 81% of the equity of Ossen Materials.

Topchina is a British Virgin Islands limited liability company organized on November 3, 2004. Ossen Materials and Topchina directly own an operating subsidiary in China, Ossen (Jiujiang) Steel Wire & Cable Co., Ltd., or Ossen Jiujiang. As of December 31, 2010, Ossen Materials owns 20.5% of the equity of Ossen Jiujiang and Topchina owns 79.5%.

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

Through Ossen Materials, we have manufactured and sold plain surface PC strands, zinc coated PC steel wires and PC wires in our Maanshan City facility since 2004. The primary markets for the products manufactured at our Maanshan facility are Anhui Province, Jiangsu Province, Zhejiang Province and Shanghai City, each in the PRC.

Ossen Jiujiang

On April 6, 2005, Shanghai Ossen Investment Holdings (Group) Co., Ltd., or Ossen Shanghai, acquired a portion of the bankruptcy assets of Jiujiang Steel & Iron Company, including equipment, land use rights and inventory, for approximately RMB 20,000,000 (approximately $2.9 million). Ossen Jiujiang was formed by Ossen Shanghai in the PRC as a Sino-foreign joint venture limited liability company on April 13, 2005. Ossen Shanghai then transferred the newly acquired assets to Ossen Jiujiang. At its inception, Ossen Jiujiang was owned by two entities: 33.3% of its equity was held by Ossen Asia and 66.7% by Ossen Shanghai. In June 2005, Ossen Shanghai transferred its entire interest in Ossen Jiujiang to Topchina in exchange for approximately $2.9 million. In October 2007, Topchina transferred 41.7% of the equity in Ossen Jiujiang to Ossen Asia for no consideration. On December 17, 2007, Ossen Asia transferred all of its shares in Ossen Jiujiang to Ossen Materials.

On November 19, 2010, the Department of Commerce of Jiujiang City approved an increase in the registered capital of Ossen Jiujiang by approximately $29.2 million, which capital must be paid in full by November 2012. As of December 31, 2010, Topchina paid approximately $20 million of the increased registered capital to Ossen Jiujiang. As a result, 79.5% of Ossen Jiujiang is currently held by Topchina and 20.5% by Ossen Materials. Once the increased registered capital is fully paid, Topchina will own 85% of Ossen Jiujiang and Ossen Materials will own 15%.

Through Ossen Jiujiang, we manufacture zinc or rare earth coated PC wires and strands, plain surface PC strands, unbonded PC strands, helical rib PC wires, sleeper PC wires and indented PC wires. The primary markets for the PC strands manufactured in our Jiujiang facility are Jiangxi Province, Wuhan Province, Hunan Province, Fujian Province and Sichuan Province, each in the PRC.

Organizational Structure Chart

The following chart reflects our organizational structure:

4D.  Property, Plants and Equipment

Under PRC law, land is owned by the state. “Land use rights” are granted to an individual or entity after payment of a land use right fee is made to the applicable state or rural collective economic organization. Land use rights allow the holder the right to use the land for a specified long-term period.

We have land-use rights for facilities at two locations in the PRC, one in Maanshan City, Anhui Province and one in Jiujiang City, Jiangxi Province, which are utilized for production, research and development and employee living quarters. We have paid all amounts relating to these properties. The land-use rights for our Maanshan facility expires in 2058 and the rights for our Jiujiang facilities expire at different intervals, ranging from 2055 to 2057. Our facilities cover an aggregate of approximately 106,136 square meters.

As of December 31, 2010, our production facility in Maanshan City had a total gross floor area of approximately 47,356 square meters and we employed 63 production personnel at that facility. Our Maanshan facility contained seven production lines with an annual production of approximately 77,749 tons in 2010. As of December 31, 2010, our production facility in Jiujiang City had a total gross floor area of approximately 58,780 square meters and we employed 65 production personnel at that facility. Our Jiujiang facility contained eleven production lines with an annual production of approximately 43,100 tons in 2010. Historically, we have not experienced any form of disruption in our production facilities.

We believe that our current property rights are sufficient for our current operations. However, to continue growth, we are expanding our Maanshan facility.

Our growth strategy is to increase our production capacity from 140,000 tons annually to 170,000 tons annually following the expansion of our Maanshan facility and the installation of new coated products production lines. Our plan is to expand the existing building and to install new production lines which will be used for the production of approximately 30,000 tons annually of higher margin rare earth coated prestressed materials, including rare earth coated PC wires and PC strands.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our consolidated financial statements, the notes to those financial statements and other financial data that appear elsewhere in this annual report. In addition to historical information, the following discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements due to a number of factors, including those set forth in “Risk Factors” and elsewhere in this report. Our consolidated financial statements are prepared in conformity with U.S. GAAP.

5A.  Operating Results

Overview

General

We manufacture and sell an array of plain surface prestressed steel materials and rare earth coated and zinc coated prestressed steel materials, which we believe is the most comprehensive array among our competitors in China. Our materials are used in the construction of bridges, highways and other infrastructure projects in the PRC and internationally. Our facilities are located in Maanshan City, Anhui Province and in Jiujiang City, Jiangxi Province, in the People’s Republic of China. Historically, we and our customers have had a greater than 90% success rate with respect to winning projects on which either we or our customers have bid. Based on our extensive experience in the industry, we believe that Ossen is one of the leading enterprises in the PRC in the design, engineering, manufacture and sale of customized prestressed steel materials used in the construction of bridges, highways, and other infrastructure projects in China.

On July 7, 2010, Ultra Glory and its sole shareholder entered into a share exchange agreement with Ossen Innovation Group, a British Virgin Islands limited liability company organized on April 30, 2010 under the BVI Act and the shareholders of Ossen Innovation Group. Pursuant to the share exchange agreement, Ultra Glory acquired from the shareholders of Ossen Innovation Group all of the issued and outstanding shares of Ossen Innovation Group, in exchange for an aggregate of 10,000,000 newly issued ordinary shares issued by Ultra Glory to the shareholders of Ossen Innovation Group. In addition, the sole shareholder of Ultra Glory sold all of the 5,000,000 ordinary shares of Ultra Glory that were issued and outstanding prior to the business combination, to the shareholders of Ossen Innovation Group for cash, at a price of $0.03 per share. As a result, the individuals and entities that owned shares of Ossen Innovation Group prior to the business combination acquired 100% of the equity of Ultra Glory, and Ultra Glory acquired 100% of the equity of Ossen Innovation Group. Ossen Innovation Group is now a wholly owned subsidiary of Ultra Glory. In conjunction with the business combination, Ultra Glory filed an amended charter, pursuant to which Ultra Glory changed its name to Ossen Innovation Co., Ltd., changed its fiscal year end to December 31, changed the par value of its ordinary shares to $0.01 per share and increased its authorized shares to 100,000,000. Upon the consummation of the business combination, we ceased to be a shell company.

Important Factors Affecting our Results of Operations and Existing Trends

International and Domestic Markets

Our results of operations depend in part on the proportion of international sales to domestic sales that we attain during a particular financial reporting period. Sales to international customers have historically generated profit margins that are approximately 2% to 5% higher than sales to domestic customers. In addition, we have historically collected a significant percentage of revenues generated by international sales by letter of credit, which enables us to convert accounts receivable into cash more quickly. Our domestic customers generally pay approximately 60-90 days after receiving the materials at the construction site. In 2008, we sold 37.6% of our products to international customers. However, in 2009 and 2010, we sold only 3.7% and 3.0% respectively, of our products to international customers, as a result of the global economic and financial crisis and the imposition of anti-dumping duties by the U.S. and the European Union.

According to the CASS report, bridge and other infrastructure construction is currently experiencing significant growth in China, which trend is expected to continue until 2020. Under existing PRC governmental policies, significant investments are expected to be made during the next decade to construct more than 200 new bridges over dozens of Chinese rivers, including the Yangtze River, Yellow River, Songhua River, Jiangxi River, Xiang River, Han River, Minjiang River and Pearl River. In addition, approximately 400 old bridges will need to be reinforced or expanded during that period. In addition, over the next decade, China is expected to build four cross-sea bridges and tunnels, including the Bohai Bay Cross-Sea Bridge, the Hong Kong-Zhuhai-Macao Cross-Sea Bridge, the Qiongzhou Strait Bridge and the Taiwan Strait Tunnel.

We generated approximately 3.0% of our revenue in 2010 from sales to customers in Asia (including primarily Vietnam and South Korea) and Australia, primarily for use in the construction of bridges. Due to increased demand for our products in the PRC market and these other markets, we do not intend to reestablish a presence in the United States or the European Union at the levels we experienced in 2008 in the near future. However, if opportunities arise in the U.S. or EU markets or in other international markets for us to win bids on projects or to reengage with former customers or establish relationships with new customers, we would pursue such opportunities.

Product Mix and Industry Trends

Our results of operations also depend on the product mix that we attain during a particular financial reporting period. We produce and sell products according to customer orders. The sales prices of our rare earth coated products are higher than the prices of our plain surface, stabilized and zinc coated products. Since the increase in our expenses in developing and selling rare earth coated materials is less than the increased sales prices, these products generate higher revenues.

Since 2007, the average gross margin of our plain surface and stabilized products has been approximately 13% and the average gross margin of our coated products (including rare earth coated and zinc coated products) has been approximately 23%. We expect that gross margin on our coated products will expand as a result of the large overall demand in the Chinese market. In addition, gross margins for our rare earth coated products are higher than zinc coated products because rare earth coating technology enables us to produce base on lower grade raw materials, which increases gross margin. However, there is also possibility for the gross margin on our coated products, including rare earth, to decrease in the future in the event that more competitors that successfully develop products of the same quality as our coated products at a lower cost penetrate our market or if demand for our coated product weakens because the PRC government scales back spending on infrastructure projects or for other reasons.

As an overall percentage of sales, sales of our coated products increased from 4% in 2008 to 51.7% in 2010. 95.1% of our coated product sales in the year ended December 31, 2010 were sales of rare earth coated products and the remaining 4.9% were zinc coated products. Our plan is to continue to increase sales of our rare earth coated products to manufacturers of steel cables for bridges and other infrastructure projects, both in the PRC and internationally, in order to increase our revenues and profits.

One of our affiliates, Ossen Shanghai, recently acquired Shanghai Pujiang Cable Co., Ltd. and its subsidiary Zhejiang Pujiang Cable Co., Ltd., or Shanghai Pujiang, a downstream manufacturer of cables for use in bridge construction in the PRC. In the bridge construction industry, cable manufacturers are asked to bid on new projects. Manufacturers of prestressed materials, such as us, who provide the raw materials for the bridge cables, either participate indirectly in the bidding process through the cable manufacturers or participate directly. Since we are now affiliated with one of the leading cable manufacturers in the PRC, we anticipate that we will have more opportunities to participate in bids for bridge projects. We expect sales of our rare earth coated products and our profits to increase as a result of this acquisition. See “Business – Our Growth Strategy – Strengthening our relationships with key customers, and diversifying our customer base” below.

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

We, like many other steel service centers, maintain substantial inventories of steel to accommodate the short lead times and just-in-time delivery requirements of our customers. Accordingly, we purchase steel in an effort to maintain our inventory at levels that we believe to be appropriate to satisfy the anticipated needs of our customers based upon historic buying practices, supply agreements with customers and market conditions. Our commitments to purchase steel are generally at prevailing market prices in effect at the time we place our orders. We have no long-term, fixed-price steel purchase contracts. When steel prices increase, as they have done since the third quarter of 2010, competitive conditions will influence how much of the price increase we can pass on to our customers. To the extent we are unable to pass on future price increases in our raw materials to our customers, the net sales and profitability of our business could be adversely affected.

When steel prices decline, as they did in the second quarter of 2010, customer demands for lower prices and our competitors' responses to those demands could result in lower sale prices and, consequently, lower margins. Significant or rapid declines in steel prices or reductions in sales volumes could result in us incurring inventory or goodwill impairment charges. Changing steel prices therefore could significantly impact our net sales, gross margins, operating income and net income. In 2010, the impact of steel price fluctuation on our results of operations was immaterial.

We currently purchase almost all of our new materials from a very small number of suppliers. Purchases from our five largest suppliers amounted to 86.5%, 89.5% and 99.9% of our total raw material purchases in 2008, 2009 and 2010, respectively. To date, we have been able to obtain favorable pricing and delivery terms from these suppliers. However, as we continue to increase the scale of our production, we may need to further diversify our supplier network and, as a result, may not be able to obtain favorable pricing and delivery terms from new suppliers.

We acquired 30.2%, 22.2% and 5.1% of our raw materials from Shanghai ZFX in the years ended December 31, 2008, 2009 and 2010, respectively. Shanghai ZFX procures materials from the limited number of high quality manufacturers and suppliers of our raw materials in the PRC. However, since the introduction in 2009 of our rare earth coated materials, which undergo a coating process that reduces the loss in strength and performance that prestressed materials otherwise undergo during our manufacturing processes, we have lowered the standards for strength and performance requirements for our raw materials. As a result, we have been able to expand our supplier base to include suppliers of products with lower levels of strength and performance and have not relied as heavily on supplies from Shanghai ZFX. As sales of our rare earth coated materials increase, we expect that the percentage of purchases from Shanghai ZFX will continue to decrease in the near future.

Production capacity

In order to capture additional market share for our products, we have expanded over the past several years, and plan to continue to expand, our production capacity. Increased capacity has had, and could continue to have, a significant effect on our results of operations, by allowing us to produce and sell more products to generate higher revenues and profits. Net proceeds from the December 2010 initial public offering will be used to increase our production capacity. To date, we have spent $7.6 million as prepayments for the purchase of manufacturing equipment from Europe. Our growth strategy is to increase our production capacity from 140,000 tons annually to 170,000 tons annually following the expansion of our Maanshan facility and the installation of new coated products production lines. Our plan is to expand the existing building and to install new production lines which will be used for the production of approximately 30,000 tons annually of higher margin rare earth coated prestressed materials, including rare earth coated PC wires and PC strands.

For 2011, based on current orders and existing trends, we estimate that approximately 90,000 tons of our annual production capacity will be utilized for plain surface products and stabilized products and approximately 50,000 tons will be utilized for coated products, of which approximately 95% will be rare earth coated products. Based on existing and anticipated trends in our industry, we believe that utilization in 2012 will reflect 2011 utilization rates, and we anticipate adding 30,000 tons of annual production capacity for rare earth coated products by that time as a result of our capacity expansion.

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

Level of income tax and preferential tax treatment

Our net income is affected by the income tax that we pay and any preferential tax treatment that we are able to receive. Our operating subsidiaries are subject to the PRC enterprise income tax, or EIT. According to the relevant laws and regulations in the PRC, foreign invested enterprises established prior to January 1, 2008 are entitled to full exemption from income tax for two years beginning with the first year in which such enterprise is profitable and a 50% income tax reduction for the subsequent three years. Ossen Materials was entitled to an EIT exemption during the two years ended December 31, 2006 and was subject to a 50% income tax reduction during the three years ended December 31, 2009. Ossen Jiujiang was entitled to the EIT exemption during the two years ended December 31, 2008, was subject to a 50% income tax reduction during the two years ended December 31, 2010 and will be subject to a 50% income tax reduction during the period from January 1, 2011 to December 31, 2011. Our income taxes increased from $0.7 million during the year ended December 31, 2009 to $2.9 million during the year ended December 31, 2010 as a result of the expiration of the tax reduction to which Ossen Materials was entitled to in 2009. Ossen Materials is subject to a 15% tax rate through 2011 as the result of its being designated a high-tech enterprise, and Ossen Jiujiang will be subject to a 15% tax rate through 2012 as a result of its being designated a high-tech enterprise. As our income tax obligations increase over time, our net income will be affected.

Costs of being a public company

Prior to our initial public offering, Ossen did not operate as a public company. Compliance with our obligations as a public company will require significant management time and continued increases in general administrative expenses, including insurance, legal and financial compliance costs.

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

Description of Selected Income Statement Items

Revenues. We generate revenue from sales of our prestressed steel products, including plain surface products and rare earth coated products.

Cost of goods sold. Cost of goods sold includes direct and indirect production costs, as well as freight and handling costs for products sold.

Selling expenses. Selling expenses consist of sales commissions, payroll, traveling expenses, transportation expenses and advertising expenses. For example, we typically pay our international distribution customers a commission ranging from 0.6% to 1.4% of invoiced amounts (including VAT) actually paid to us.

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

Financial expenses. Financial expenses consist of interest expense on bank loans, interest income and other bank charges

Other Income. Our other income consisted of government grants and revenue from sales of scrap materials in 2008, 2009 and 2010.

Income Taxes. The PRC Enterprise Income Tax Law imposed a unified income tax rate of 33% prior to and including 2007 and of 25% beginning in 2008 for enterprises registered in the PRC. Both Ossen Materials and Ossen Jiujiang were designated by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities. As a result, Ossen Materials was entitled to an EIT exemption during the two years ended December 31, 2006 and was subject to a 50% income tax reduction during the three years ended December 31, 2009. Ossen Jiujiang was entitled to the EIT exemption during the two years ended December 31, 2008, was subject to 50% income tax reduction during the two years ended December 31, 2010, and will be subject to 50% income tax reduction during the period from January 1, 2011 to December 31, 2011.

Ossen Materials and Ossen Jiujiang have been recognized by their respective local government agencies as high-tech enterprises. As a result, our subsidiaries will be subject to an income tax rate of 15% under relevant PRC income tax laws. These adjusted income tax rates have been approved through December 2011 for Ossen Materials and through 2012 for Ossen Jiujiang.

As our income tax obligations increase over time, our net income will be affected.

•	Results of Operations

The following table sets forth the key components of our results of operations for the periods indicated, in dollars and as a percentage of revenue.

(All amounts in U.S. dollars, except for percentages)
For Year Ended December 31,
	2010	% of Revenue	2009	% of Revenue	2008	% of Revenue
Revenues	$117,453,024	100.0%	$101,087,796	100.0%	$82,742,310	100.0%
Cost of Goods Sold	92,893,796	79.1%	87,659,925	86.7%	70,532,733	85.2%
Gross profit	24,559,228	20.9%	13,427,871	13.3%	12,209,577	14.8%
Selling expenses	660,934	0.6%	503,724	0.5%	4,326,491	5.2%
General and administrative expenses	1,201,518	1.0%	1,143,672	1.1%	1,316,606	1.6%
Total operating expenses	1,862,452	1.6%	1,647,396	1.6%	5,643,097	6.8%
Income from operation	22,696,776	19.3%	11,780,475	11.7%	6,566,480	7.9%
Interest expenses, net	(2,437,426)	(2.1)%	(1,496,712)	(1.5)%	(1,891,671)	(2.3)%
Other income, net	151,757	0.1%	183,495	0.2%	380,766	0.5%
Income before income taxes	20,411,107	17.4%	10,467,258	10.4%	5,055,575	6.1%
Income Taxes	(2,865,372)	(2.4)%	(740,053)	(0.7)%	(291,520)	(0.4)%
Net Income	17,545,735	14.9%	9,727,205	9.6%	4,764,055	5.8%

Less: net income attributable to non-controlling interest	2,897,397	2.5%	1,714,670	1.7%	809,437	1.0%
Net income attributable to controlling interest	14,648,338	12.5%	8,012,535	7.9%	3,954,618	4.8%
Other comprehensive income-
Foreign currency translation gain	1,649,960	1.4%	31,146	0.0%	420,883	0.5%
Total other comprehensive income	1,649,960	1.4%	31,146	0.0%	420,883	0.5%
Comprehensive Income	$16,298,298	13.9%	$8,043,681	8.0%	$4,375,501	5.3%
 Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues. During the year ended December 31, 2009, we had revenues of approximately $101.1 million as compared to revenues of approximately $82.7 million during year ended December 31, 2008, an increase of approximately $18.3 million, or 22.2%.  The growth in our revenues during the year ended December 31, 2009 was attributable to a significant increase of volume sold during such period as compared to the year ended December 31, 2008.

The following table provides a breakdown of our revenues during the years ended December 31, 2009 and 2008, respectively:

	Year ended December 31,
	2009		2008		Change
	Revenue ($)	% of Total Revenue	Revenue ($)	% of Total Revenue	from 2008 to 2009

Products:

Plain surface PC strands	30,081,890	32%	47,242,855	57%	(36)%

Zinc coated PC wires and PC strands	2,225,113	2%	3,332,883	4%	(33)%

Stabilized PC wires	52,179,268	51%	32,166,572	39%	62%

Rare earth coated PC wires and PC strands	16,601,524	15%	-	-	-

Total	101,087,795	100%	83,342,310	100%

The reasons for the change in our product mix from 2008 to 2009, with sales of plain surface products decreasing significantly and sales of products stabilized PC wires increasing significantly, are twofold. One, as a result of an overall decrease in demand in international markets for our products due to the global financial and economic crisis and the anti-dumping duties imposed by the U.S. and the European Union, we had to decrease our international sales, which were comprised primarily of plain surface materials in 2008. Two, we increased sales of our higher margin rare earth and zinc coated products and stabilized PC wires, primarily in the domestic PRC market in 2009 to take advantage of the growth and stimulus measures existing in the PRC.

Cost of Goods Sold. Cost of goods sold was approximately $87.7 million during the year ended December 31, 2009, as compared to approximately $70.5 million during the year ended December 31, 2008, representing an increase of 24.3%, or approximately $17.2 million. As a percentage of revenues, cost of goods sold increased from 85.2% to 86.7% during the year ended December 31, 2009. This increase resulted from the increase in purchases of zinc in order to produce greater quantities of our coated materials, of which zinc is a crucial element.

Gross Profit and Gross Margin. Our gross profit is equal to the difference between our revenues and our cost of goods sold. Our gross profit increased 10.0% to approximately $13.4 million during the year ended December 31, 2009, from approximately $12.2 million for the same period in 2008. The increase was primarily attributable to increased sales volume.

For the years ended December 31, 2009 and 2008, our gross margin was 13.3% and 14.8%, respectively. The reason for this decrease in gross margin is that we decreased our international sales, which generally generate higher margins than domestic sales, as a result of the global economic crisis and anti-dumping duties imposed by the U.S. and the European Union.

General and Administrative Expenses. General and administrative expenses totaled approximately $1.1 million for the year ended December 31, 2009, as compared to approximately $1.3 million for the year ended December 31, 2008, representing a decrease of 17.6%. This decrease was primarily attributable to costs incurred in connection with a potential financing transaction in 2008.

Selling Expenses. Selling expenses totaled $0.5 million for the year ended December 31, 2009, as compared to $4.3 million for the year ended December 31, 2008, a decrease of 88.4%. This decrease was attributable primarily to a significant decrease in our freight costs and other costs related to international sales as a result of the significant decrease in international sales in 2009.

Operating Income. As a result of the foregoing, operating income for the year ended December 31, 2009 was approximately $11.8 million, an increase of 78.8% as compared to approximately $6.6 million for the same period in 2008. As a percentage of revenues, operating income increased from 7.9% to 11.1% during the year ended December 31, 2009.

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

Net Income Attributable to Non-controlling Interest. We own 81% of Ossen Materials and 96.1% of Ossen Jiujiang. Net income attributable to non-controlling interest represents the net income attributable to the holders of the remaining 19% in Ossen Materials and 3.9% in Ossen Jiujiang.

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

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenues. During the year ended December 31, 2010, we had revenues of approximately $117.5 million as compared to revenues of approximately $101.1 million during year ended December 31, 2009, an increase of approximately $16.4 million, or 16.2%.  The growth in our revenues during the year ended December 31, 2010 was attributable to a significant increase in sales of coated products, especially rare earth coated products, during such period as compared to the year ended December 31, 2009.

The following table provides a breakdown of our revenues during the years ended December 31, 2010 and 2009, respectively:

	Year ended December 31,
	2010		2009		Change from
	Revenue ($)	% of Total Revenue	Revenue ($)	% of Total Revenue	2009 to 2010
Products:
Plain surface PC strands	40,247,880	34%	30,081,890	32%	34%
Zinc coated PC wires and PC strands	2,964,414	3%	2,225,113	2%	33%
Stabilized PC wires	16,322,560	14%	52,179,268	51%	(69)%
Rare earth coated PC wires and PC strands	57,729,470	49%	16,601,524	15%	248%
Others	188,701	0.2%	-	-	-
Total	117,453,024	100%	101,087,795	100%

The reasons for the change in our product mix from 2009 to 2010, with sales of stabilized PC wires decreasing significantly and sales of rare earth coated PC wires and PC strands increasing significantly were as follows:

We generated significantly lower levels of revenue from sales of our stabilized PC wires, which are products that are developed during the middle stages of our production process prior to coating, during 2010. Stabilized PC wires are lower margin products compared to rare earth coated or zinc coated products. During 2009, when we had to increase sales in the PRC in response to anti-dumping regulations in the US and the EU, our revenue stream was heavily dependent on these products, which were in demand due to the limited number of supplies of the products in the PRC. Once we initiated production of our rare earth coated materials during the second half of 2009, we began producing rare earth coated materials in place of stabilized PC wires, since the margins are higher. We expect that revenue generated by sales of our rare earth coated products will continue to increase, especially after we install new rare earth coated material production lines in our facility in 2012. We plan to fill more orders for rare earth coated materials from the PRC and international markets, where demand for use of these products in the construction and restoration of bridges is expected to continue to grow in the future.

We generated nearly half of our revenue from sales of our rare earth coated products during 2010. Demand for our rare earth coated PC wires and PC strands, which are new products that we began selling in the second half of 2009, has been very high in the PRC, and we expect this trend to continue in the near future. Our customers that are in the bridge construction and restoration industry in the PRC and overseas have reported that they prefer rare earth coated products to zinc coated products because of the anti-corrosion and other beneficial properties of the rare earth coated products, including their long life span. In addition, because of the high strength of the individual rare earth coated PC strands and wires, fewer wires and strands are required for these projects, thereby decreasing the overall cost to our customers. During 2010, 94.9% of the coated PC products we sold were rare earth coated.

Cost of Goods Sold. Cost of goods sold was approximately $92.9 million during the year ended December 31, 2010, as compared to approximately $87.7 million during the year ended December 31, 2009, representing an increase of 6.0%, or approximately $5.2 million. As a percentage of revenues, cost of goods sold decreased from 86.7% to 79.1% during the year ended December 31, 2010. This decrease resulted from the increase in sales of higher margin rare earth coated and zinc coated PC products in 2010.

Gross Profit and Gross Margin. Our gross profit is equal to the difference between our revenues and our cost of goods sold. Our gross profit increased 82.9% to approximately $24.6 million during the year ended December 31, 2010, from approximately $13.4 million for the same period in 2009. The increase was primarily attributable to increased sales volume of our higher margin products.

For the years ended December 31, 2010 and 2009, our gross margin was 20.9% and 13.3%, respectively. The reason for this increase in gross margin is that we increased our sales of higher margin rare earth coated and zinc coated PC products in 2010 as compared with 2009.

Selling Expenses. Selling expenses totaled $0.7 million for the year ended December 31, 2010, as compared to $0.5 million for the year ended December 31, 2009, an increase of 31.2%. This increase was attributable primarily to our increased sales and expanded sales channels.

Operating Income. As a result of the foregoing, operating income for the year ended December 31, 2010 was approximately $22.7 million, an increase of 92.7% as compared to approximately $11.8 million for the same period in 2009. As a percentage of net sales, operating income increased from 11.7% to 19.3% during the year ended December 31, 2010.

Income Taxes. We incurred income tax expenses of $2.9 million and $0.7 million in fiscal years ended December 31, 2010 and 2009, respectively. The 50% income tax reduction for Ossen Materials ended December 31, 2009. Ossen Jiujiang is still subject to 50% income tax reduction, which will end on December 31, 2011. Ossen Materials is subject to a 15% tax rate through 2011 as the result of its being designated a high-tech enterprise, and Ossen Jiujiang will be subject to a 15% tax rate through 2012 as a result of its being designated a high-tech enterprise as well.

Net Income. As a result of the foregoing, our net income totaled approximately $17.5 million for the year ended December 31, 2010, as compared to approximately $9.7 million for the year ended December 31, 2009, an increase of 80.4%.

Net Income Attributable to Non-controlling Interest. We own 81% of Ossen Materials and 96.1% of Ossen Jiujiang in the aggregate. Net income attributable to non-controlling interest represents the net income attributable to the holders of the remaining shares.

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

Critical Accounting Policies and Estimates

Management’s discussion and analysis of its financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Our financial statements reflect the selection and application of accounting policies, which require management to make significant estimates and judgments. See Note 2 to our consolidated financial statements, “Summary of Significant Accounting Policies.” We believe that the following paragraphs reflect the most critical accounting policies that currently affect our financial condition and results of operations.

Use of Estimates

The preparation of the consolidated and combined financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made. Actual results could differ from those estimates.

Revenue Recognition

Revenues represent the invoiced value of goods sold recognized upon the delivery of goods to customers. Revenues are recognized when all of the following criteria are met:

- Persuasive evidence of an arrangement exists,

- Delivery has occurred or services have been rendered,

- The seller’s price to the buyer is fixed or determinable, and

- Collectability is reasonable assured.

There were no sales returns and allowances for the years ended December 31, 2010 and 2009. The Company does not provide unconditional right of return, price protection or any other concessions to its customers.

Research and Development

Research and development costs are expensed as incurred and totaled approximately $595,477 and $1,100,000 for the years ended December 31, 2010 and 2009, respectively. Research and development costs are included in cost of goods sold in the accompanying statements of operations. Research and development costs are incurred on a project specific basis.

Income Taxes

The Company accounts for income taxes following the liability method pursuant to FASB ASC 740 “Income Taxes”. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date.

The Company uses FASB ASC 740 (formerly FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”)). – An Interpretation of FASB Statement No. 109, Accounting for Income Taxes. The Interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2010, the Company did not have a liability for unrecognized tax benefits.

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

The company’s financial instruments primarily consist of cash and cash equivalents, accounts receivable, notes receivable, accounts payable, notes payable, other payables, short-term bank loans.

Cash and cash equivalents include money market securities and commercial paper that are considered to be highly liquid and easily tradable. These securities are valued using inputs observable in active markets for identical securities and are therefore classified as Level 1 within the fair value hierarchy.

As of the balance sheet dates, the estimated fair values of financial instruments were not materially different from their carrying value as presented due to the short maturities of these instruments and that the interest rates on the borrowing approximate those that would have been available for loans of similar remaining maturity and risk profile.

Accounts Receivable

Accounts receivable are carried at net realizable value. The Company reviews its accounts receivables on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s historical payment history, its current credit-worthiness and current economic trends. Accounts are written off after exhaustive efforts at collection. If accounts receivable are to be provided for, or written off, they would be recognized in the consolidated statement of operations within operating expenses. Balance of allowance of doubtful accounts was $37,347 and $42,487 at December 31, 2010 and 2009, respectively. Among the accounts receivable balance of $13,332,492, the aging of $11,710,224 was within 60 days, $1,019,875 was between 60-90 days and $602,393 was over 90 days. The balance of accounts receivable was $13,332,492 at December 31, 2010, of which $12,799,322 was collected subsequently.

Inventories

Inventories are stated at the lower of cost or net realizable value, which is based on estimated selling prices less any further costs expected to be incurred for completion and disposal. Cost of raw materials is calculated using the weighted average method and is based on purchase cost. Work-in-progress and finished goods costs are determined using the weighted average method and comprise direct materials, direct labor and an appropriate proportion of overhead. At December 31, 2010 and 2009, the Company has no reserve for inventories.

Advance to Suppliers

Advance to Suppliers represents interest-free cash paid in advance to suppliers for purchases of raw materials. The balance of advance to suppliers was $25,072,350 and $19,833,561 at December 31, 2010 and 2009, respectively. Among the balance of $25,072,350, the aging of $24,647,055 was within 60 days, $6,780 was between 60-90 days and $418,515 was over 90 days. No allowance was provided for the prepayments balance at December 31, 2010.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost less accumulated depreciation, and include expenditure that substantially increases the useful lives of existing assets.

Depreciation is provided over their estimated useful lives, using the straight-line method. Estimated useful lives are as follows:

Plant, buildings and improvements	5 ~ 20 years

Machinery and equipment	5 ~ 20 years

Motor vehicles	5 years

Office Equipment	5 ~ 10 years

When assets are sold or retired, their costs and accumulated depreciation are eliminated from the consolidated financial statements and any gain or loss resulting from their disposal is recognized in the period of disposition as an element of other income. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized.

Land Use Rights

According to the PRC laws, the government owns all the land in the PRC. Companies or individuals are authorized to possess and use the land only through land use rights granted by the Chinese government. The land use rights granted to the Company are being amortized using the straight-line method over the lease term of fifty years.

Impairment of Long-Lived Assets

Finite-lived intangible assets are amortized over their respective useful lives and, along with other long-lived assets, are evaluated for impairment periodically whenever events or changes in circumstances indicate that their related carrying amounts may not be recoverable in accordance with FASB ASC 360, “Property, Plant and Equipment”.

In evaluating long-lived assets for recoverability, including finite-lived intangibles and property and equipment, the Company uses its best estimate of future cash flows expected to result from the use of the asset and eventual disposition in accordance with FASB ASC 360-10-15. To the extent that estimated future, undiscounted cash inflows attributable to the asset, less estimated future, undiscounted cash outflows, are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such asset and its fair value. Assets to be disposed of and for which there is a committed plan of disposal, whether through sale or abandonment, are reported at the lower of carrying value or fair value less costs to sell.

No impairment loss is subsequently reversed even if facts and circumstances indicate recovery. There was no impairment loss recognized for the years ended December 31, 2010 and 2009.

Related Party

In general, related parties exist when there is a relationship that offers the potential for transactions at less than arm’s-length, favorable treatment, or the ability to influence the outcome of events different from that which might result in the absence of that relationship. A related party may be any of the followings: a) affiliate, a party that directly or indirectly controls, is controlled by, or is under common control with another party; b) principle owner, the owner of record or known beneficial owner of more than 10% of the voting interest of an entity; c) management, persons having responsibility for achieving objectives of the entity and requisite authority to make decision; d) immediate family of management or principal owners; e) a parent company and its subsidiaries; d) other parties that has ability to significant influence the management or operating policies of the entity. This item is discussed in further detail in Note 9 – Related Party Transactions.

Recently Issued Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update 2010-05 (ASU 2010-05), “Compensation – Stock Compensation (Topic 718)”. This standard codifies EITF Topic D-110 Escrowed Share Arrangements and the Presumption of Compensation and is effective immediately. The provisions of ASU 2010-05 did not have a material effect on our consolidated financial statements and is effective immediately.

In January 2010, the FASB issued Accounting Standards Update 2010-06 (ASU 2010-06), “Fair Value Measurements and Disclosures (Topic 820)”: Improving Disclosures about Fair Value Measurements. This amendment to Topic 820 has improved disclosures about fair value measurements on the basis of input received from the users of financial statements. This is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early adoption is permitted. The provisions of ASU 2010-06 did not have a material effect on our consolidated financial statements.

In February 2010, the FASB issued Accounting Standards Update 2010-10 (ASU 2010-10), "Consolidation (Topic 810)." The amendments to the consolidation requirements of Topic 810 resulting from the issuance of Statement 167 are deferred for a reporting entity's interest in an entity (1) that has all the attributes of an investment company or (2) for which it is industry practice to apply measurement principles for financial reporting purposes that are consistent with those followed by investment companies. An entity that qualifies for the deferral will continue to be assessed under the overall guidance on the consolidation of variable interest entities in Subtopic 810-10 (before the Statement 167 amendments) or other applicable consolidation guidance, such as the guidance for the consolidation of partnerships in Subtopic 810-20. The deferral is primarily the result of differing consolidation conclusions reached by the International Accounting Standards Board ("IASB") for certain investment funds when compared with the conclusions reached under Statement 167. The deferral is effective as of the beginning of a reporting entity's first annual period that begins after November 15, 2009, and for interim periods within that first annual reporting period, which coincides with the effective date of Statement 167. Early application is not permitted. The provisions of ASU 2010-10 are effective for us beginning in 2010. The adoption of ASU 2010-10 did not have a material impact on our consolidated financial statements.

In April 2010, the FASB issued Accounting Standards Update 2010-13 (ASU 2010-13), "Compensation—Stock Compensation (Topic 718)." This Update provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in ASU 2010-13 are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The provision of ASU 2010-13 are not expected to have a material effect on our consolidated financial statements.

In December 2010, the FASB issued ASU 2010-29 an accounting pronouncement related to business combinations (“FASB ASC Topic 815”), which specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. It also expands the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments in this Update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The adoption of this pronouncement is not expected to have a material impact on our consolidated financial statements.

5B.  Liquidity and Capital Resources

The major sources of our liquidity for fiscal years 2008, 2009 and 2010 were cash generated from operations, bank borrowings, including loans from banks and bank acceptance notes. In addition, in December 2010, we issued 5 million shares in the form of American Depositary Receipts for net proceeds of approximately $20.3 million, which proceeds are being used to fund the capacity expansion of our coated PC products. We expect to continue to finance our operations and working capital needs in the near future from cash generated from operations and short-term borrowings.

Our cash and cash equivalents, which are denominated in RMB, were approximately $12.3 million at December 31, 2010, as compared to $8.4 million at December 31, 2009 and $3.8 million at December 31, 2008, which increase was mainly due to increased net proceeds from short-term bank loans and our initial public offering completed in December 2010. The $20.3 million of net proceeds from our initial public offering were offset by prepayments of $7.6 for equipment for our new production lines and $6 million in working capital expenses.  We believe that our cash reserves, together with expected cash flow from operations and short-term loans, are sufficient to allow us to continue to operate for the next 12 months.

In December 2010, we issued 5 million shares in the form of American Depositary Receipts.  The $20.3 million of net proceeds from this offering are being used to fund the capacity expansion of our rare earth coated PC products.  We currently estimate that the entire cost of this expansion will be approximately $22 million.  We intend to fund the remaining $1.7 million of construction costs, as well as any unanticipated costs that may arise in relation to our expansion, from short-term bank loans or cash from operations.

Accounts Receivable

International sales accounted for 37.6% of our revenues in 2008 but only 3.7% in 2009 and 3.0% in 2010 as a result of the global financial and economic crisis and the anti-dumping tariffs imposed by the European Union and the U.S. In 2008, we collected approximately half of the revenues generated by international sales by letter of credit, enabling us to convert our accounts receivable into cash more quickly, prepay our suppliers and reduce the amount of funds that we needed to finance our working capital requirements. Our domestic customers generally pay approximately 60-90 days after receiving the materials at their construction site. As a result, our accounts receivable increased significantly in 2009 and 2010 as compared to 2008. We have collected more than 96% of the $13.3 million of accounts receivable outstanding as of December 31, 2010 in cash as of the date of this filing. See note 2 to our audited financial statements for a schedule of our valuation account. We do not expect our accounts receivable to decrease to 2008 levels until we significantly increase our international sales, which is not currently our business plan for the near future. During 2010, our international customers were located primarily in Asia and Australia, but not in Europe or the United States. We expect that trend to continue in the near future since demand for our higher margin rare earth coated products is high in the PRC and is expected to continue to grow. However, if opportunities arise in the U.S. or EU markets or in other international markets for us to win bids on projects or to reengage with former customers or establish relationships with new customers, we would pursue such opportunities.

Major Customers

During the years ended December 31, 2008, 2009 and 2010, our six largest customers contributed 81.0%, 86.7% and 74.4% of our total sales, respectively. See “Business—Our Customers” above. As a result of our reliance on a limited number of customers, we may face pricing and other competitive pressures, which may have a material adverse effect on our profits and our revenues. The volume of products sold for specific customers varies from year to year, especially since we are not the exclusive provider for any customers. In addition, there are a number of factors, other than our performance, that could cause the loss of a customer or a substantial reduction in the products that we provide to any customer and that may not be predictable. For example, our customers may decide to reduce spending on our products or a customer may no longer need our products following the completion of a project. The loss of any one of our major customers, a decrease in the volume of sales to these customers or a decrease in the price at which we sell our products to them could materially adversely affect our profits and our revenues.

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

Bank Loans and Bank Acceptance Notes

At December 31, 2010, we had approximately $38.3 million of short-term bank loans and $26.0 million of bank acceptance notes outstanding, as compared to $27.4 million and $19.7 million at December 31, 2009, and $19.4 million and $18.2 million at December 31, 2008, respectively. The increased balance was due to expanded operations and increased needs to support working capital.

As our domestic sales in China, as percentage of total sales, increased significantly in 2009 and 2010, our use of bank acceptance notes as a settlement vehicle also increased. Our notes payable of $26.0 million at December 31, 2010 represented the amount of bank acceptance notes our suppliers received from us for our purchases of raw materials. These notes are issued by financial institutions, typically by banks, that entitle our suppliers to receive the full face amount from the bank or financial institution at maturity. Our notes payable are interest-free and range from six months to one year from the date of issuance. These notes are subject to bank charges of 0.05% of the principal amount as commission on each issuance and in total are secured by $13.8 million restricted cash as of December 31, 2010. Bank acceptance notes are commonly used in domestic China due to their enhanced credibility and the liquidity it provides to the bearer. The bearer always has the option to cash the bank acceptance notes before maturity at its issuing bank and receive a discounted amount in cash. We expect that bank acceptance notes will continue to account for a material portion of our total receivables and payables in the near future.

Short-term bank loans are obtained from local banks in China. All short-term bank loans are repayable within one year and are secured by property, plant and equipment and land use rights owned by us. None of our short-term bank loans have financial covenants. However, each loan contains a covenant restricting our use of the funds received to either purchases of raw materials or working capital.

The weighted average annual interest rate of our short-term bank loans was 5.6%, 5.5% and 6.4% as of December 31, 2010, 2009 and 2008, respectively. Interest expense was $1.9, $1.4 and $1.9 million for the years ended December 31, 2010, 2009 and 2008,  respectively.

We have not experienced any difficulties in the acquisition and rollover of the short-term bank loans that we use to fund our daily operations. We anticipate rollovers of all current facilities that are set to mature in the 2010 and do not anticipate a reduction in the availability of short-term bank loans to fund our operations and meet our growth objectives. Two of our affiliates, namely Shanghai ZFX and Shanghai Ossen, have provided guarantees for certain of our short-term bank loans for no consideration. There can be no assurance that Shanghai ZFX and Shanghai Ossen will be willing or able to continue to provide similar guarantees on this basis with respect to future borrowings.

Working Capital

Our working capital was approximately $48.8 million at December 31, 2010 as compared to $2.8 million at December 31, 2009 and ($8.2) million at December 31, 2008. The increase in 2010 was due primarily to a $17.7 million increase in inventories in 2010, a $5.2 million increase in advance to suppliers in 2010, and $17.5 million increase in notes receivable. The increase of working capital needs in 2010 resulted from the significant increase in production and sale of our products, particularly rare earth coated products in 2010. This increase in working capital was offset partially by a $11.0 million increase in short-term bank loans, a $1.8 million decrease in account receivable and a $2.3 million increase in accounts payable.

The working capital increase in 2009 as compared with 2008 was due primarily to a $4.6 million increase in cash and cash equivalents, a $10.4 million increase in accounts receivable, a $1.8 million note receivable from a related party and a $0.9 million increase in inventories, offset by a $9.5 million increase in short-term bank loans and bank acceptance notes and a $2.3 million increase in customer deposits.

Due to Shareholder

Dr. Tang is our chairman and controlling shareholder. From time to time, Dr. Tang paid operating expenses on our behalf to assist with our cash needs for business purposes. In early stage of our company history, Dr. Tang provided a one-time interest-free loan to Topchina and Ossen Asia in connection with an investment in our subsidiary Ossen Materials by Topchina and Ossen Asia. The outstanding amount due under this loan as of December 31, 2009 was approximately $12.9 million.

On November 26, 2010, we, along with our wholly owned subsidiaries Topchina and Ossen Asia, entered into a loan contribution agreement with Dr. Tang. Pursuant to the agreement, the loan has been cancelled and forgiven, and the loan balance is treated as a contribution to the capital of our company. We and our subsidiaries have been fully released from any obligations under the loan, and the loan has been extinguished and discharged.

Inventories

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

Our inventories balance has increased significantly in 2010 primarily as a result of our expanded operations as well as product mix changed towards higher value coated, particularly rare earth coated, products. The raw materials used in production of coated products are of higher value compared to those used in production of plain surface products.

Cash Flows

We have been experiencing high levels of growth in recent years, and we have needed to raise or borrow capital from outside sources to fund such growth. As a result, our cash flow from operations has generally been negative. However, with increased earnings ability, we expect that our cash position should improve in the coming years.  In addition, we generally hold a substantial amount of bank notes which could be deposited at a local bank for cash at a discounted rate, which could support our liquidity needs. Discounted rates on bank acceptance notes are generally better than interest rates on short-term loans.

Years Ended December 31, 2009 and 2008

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

Investing Activities

Net cash used in investing activities was approximately $0.2 million in 2009, as compared to $2.7 million in 2008. This decrease in cash used in investing activities was attributable to a smaller increase in purchases of plant and equipment in 2009. Specifically, in 2008 we incurred approximately $2.3 million of expenditures in connection with the purchase of equipment for a new production line.

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

Years Ended December 31, 2010 and 2009

The following table sets forth a summary of our net cash flow information for the periods indicated:

(All amounts in U.S. dollars)

	Year Ended December 31,
	2010	2009
	(Audited)	(Audited)

Net cash used in operating activities	$(25,011,255)	$(2,769,330)

Net cash used in investing activities	(7,635,703)	(209,511)

Net cash provided by financing activities	35,614,404	7,558,779

Operating Activities

Net cash used in operating activities was approximately $25.0 million in 2010, as compared to $2.8 million in 2009. This increase in cash used in operating activities was primarily attributable to a $17.7 million increase in inventories in 2010 as compared to a $1.0 million increase in 2009, a $5.2 million increase in advances to suppliers in 2010as compared to a $0.6 million increase in 2009, and $17.5 million increase in notes receivable. Each of these increases resulted from the significant increase in production and sale of our products, and particularly rare earth coated products~~.~~, in 2010. This increase in cash used was offset partially by an increase in our net income for the reasons discussed above under “Results of Operations,” a $1.8 million decrease in account receivable as compared to $10.4 million increase in 2009 as more bank acceptance notes were used in 2010, and $2.3 million increase in accounts payable as compared to $0.2 million decrease in 2009.

Investing Activities

Net cash used in investing activities was approximately $7.6 million in 2010, as compared to $0.2 million in 2009. This increase in cash used in investing activities was attributable to a $7.6 million increase in prepayment for the purchase of equipment in 2010 for our production capacity expansion.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2010 was approximately $35.6 million, as compared to approximately $7.6 million in 2009. The increase in cash provided by financing activities was primarily due to proceeds from our initial public offering, increased proceeds from short-term bank loans, which were used to purchase raw materials and other working capital requirements and increased net proceeds from notes payable-bank acceptance notes.

Governmental Regulations

See the discussion under the heading “Governmental Regulations” in Item 4 above for a discussion of governmental policies or factors that could materially affect our business.

5C.  Research and Development, Patents and Licenses, etc.

•      See the discussion under the headings “Research and Development”, “Intellectual Property” and “Patents” in Item 4 above.

5D.  Trend Information

See discussion in Parts A and B of this item.

5.E.  Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our investors.

5.F.  Tabular Disclosure of Contractual Obligations

Our contractual obligations consist of short-term debt obligations and capital commitments. The following table sets forth a breakdown of our contractual obligations as of December 31, 2010:

	Payments due by period
CONTRACTUAL OBLIGATIONS	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Short-term debt obligations (1)	$64,339,510	$64,339,510	-	-	-

Capital Commitments (2)	$5,142,321	$2,540,912	$2,601,409	-	-

Total	$69,481,831	$66,880,422	$2,601,409	-	-

(1) Attributable to short-term bank loans and bank acceptance notes.

(2) Attributable to the purchase of new production lines.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.  Directors, Executive Officers and Key Employees

The following table sets forth the name, age, positions and a brief description of the business experience of each of our directors, executive officers and key employees as of the date hereof.

Name	Position(s)	Age

Liang Tang	Chairman of Board	42

Wei Hua	Chief Executive Officer and Director	47

Yilun Jin	Chief Financial Officer	35

Junhong Li	Director	43

Xiaobing Liu	Director	50

Yingli Pan	Director	55

Zhongcai Wu	Director	60

There are no family relationships among our directors and officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management. The address of each of our directors and executive officers is c/o Ossen Innovation Co., Ltd., 518 Shangcheng Road, Floor 17, Shanghai, 200120, People’s Republic of China.

Executive Officers and Directors

Dr. Liang Tang was appointed as our Chairman following our business combination. Dr. Tang has been the Chairman and President of Ossen Materials, our subsidiary, since 2008. Dr. Tang has also been President of Shanghai Ossen Investment Holding (Group) Co., Ltd. since 2001. He has more than 20 years of experience in the steel industry. Prior to joining our Company in 2004, from 1994 until 1998, Dr. Tang was the President of Zhongmin Group of PRC Ministry of Civil Affairs. From 1988 until 1994, Dr. Tang was Head of Enterprise Administrative Division of the Shanghai Municipal Metallurgical Industry Bureau. Prior to that date, Dr. Tang was the Deputy Director of Enterprise Management at Baosteel Group Shanghai Ergang Co., Ltd., a competitor of ours. Dr. Tang is involved in many charity affairs and social organizations including China Committee of Corporate Citizenship and China Chamber of Metallurgy Industry. Dr. Tang has received the title of Shanghai Leader by the Shanghai Municipal Government, Outstanding Innovation Entrepreneur by the Symposium on Chinese Enterprise Innovation and the Royal Knight Medal of Spain by the King of Spain. Dr. Tang received a bachelors degree from Shanghai University, a Masters degree in International Finance from Peking University and an MBA from Fordham University. Dr. Tang also received a doctoral degree in world economics from East China Normal University.

Mr. Wei Hua was appointed as a director of ours following our business combination. Mr. Hua has served as Chairman of the Board of Directors of Ossen Jiujiang since 2007. Since 2000, he has been the Assistant Chief Executive Officer for the Steel Department of Ossen Group. Before joining Ossen Group in 2000, from 1988 until 2000, Mr. Hua was a vice supervisor of the department of technology and quality supervision at Baosteel Group Shanghai Ergang Co., Ltd. From 1985 until 1988, Mr. Hua worked at Shanghai No. 5 steel factory. He graduated from Shanghai University with a degree in Business Management.

Mr. Yilun Jin was appointed as our Chief Financial Officer in October 2010. Mr. Jin served as Chief Financial Officer at American Lorain Corporation from September 2008 until October 2010. Prior to working at American Lorain Corporation, he served in various capacities at Citigroup in New York from 2002 until September 2008, at which time he was Vice President of Markets and Banking. Mr. Jin graduated from Thunderbird School of Global Management in 2002, earning a Master of Business Administration degree in International Management, with a specialization in Finance, and was honored with a Citigroup Fellowship. Mr. Jin served as manager of the Corporate Finance Division at the Shanghai Branch of the Bank of Tokyo-Mitsubishi Ltd. from August 1997 until July 2000. Mr. Jin earned a Bachelor of Arts degree in economics from Fudan University in Shanghai, China in 1997. Mr. Jin is also a CFA charterholder and is fluent in English and Mandarin.

Mr. Junhong Li has been one of our directors since July 2010. Mr. Li has been the Senior Partner and Deputy Chief Accountant at Continental Certified Public Accountants since 2008. Prior to joining Continental Certified Public Accountants in 2008, from 2007 until 2008, Mr. Li was the Executive Director and Chief Financial Officer of ZMAY Holdings Limited. From 2004 until 2007, Mr. Li was Chief Financial Officer of Zhongmin On Line Technology Co. Ltd. Mr. Li has more than 20 years of experience in mergers and acquisitions, reorganizations and management consulting. Mr. Li received a bachelor’s degree from Central University of Finance and Economics and he is qualified as a certified public accountant.

Mr. Xiaobing Liu has been one of our directors since July 2010. Mr. Liu has served as Chairman of the Board of Huachen Trust since 2009. From 2005 until 2009, Mr. Liu was Chairman of the Board of Directors of Shanghai Dingfeng Technology Co., Ltd. Since 2002, he has also been an independent director of Southern Building Material Co., Ltd. Mr. Liu graduated from the University of Shanghai for Science and Technology with a bachelor’s degree in optical instruments.

Ms. Yingli Pan has been one of our directors since July 2010. Professor Pan has been a professor in the Department of Finance at Antai College of Economics & Management of Shanghai since 2005. Prior to being appointed professor at Antai College of Economics & Management of Shanghai in 2005, from 1994 until 2005, Professor Pan was a professor in the Finance Department at East China Normal University. Professor Pan received a bachelor’s degree in economics from East China Normal University, a master’s degree in economics from Shanghai University of Finance and Economics and a doctoral degree in economics from East China Normal University.

Mr. Zhongcai Wu has been one of our directors since July 2010. Mr. Wu has been Chief Engineer in the Communications Department of Yunnan Province since 2002. Mr. Wu received a bachelor’s degree in road and bridge engineering from Hunan University.

Each of our directors will serve as a director until our next annual general meeting and until their successors are duly elected and qualified.

6.B.  Compensation

           For the year ended December 31, 2010, the aggregate cash compensation that we paid to our executive officers and directors was approximately $140,000. There are no service contracts between us and any of our directors, except for those directors who are also our executive officers. Pursuant to PRC law, 25% of our executive officers’ salaries have been set aside for pension and retirement.

Employment Agreements

We have entered into an employment agreement with Dr. Liang Tang. Dr. Tang is employed as Chairman of the Board of our Company. The term of his agreement expires on December 31, 2013. We compensate Mr. Tang at an annual rate of approximately $14,106. We may terminate the employment agreement for cause as specified in the agreement. Mr. Tang may terminate the employment agreement with thirty days written notice. The employment agreement may be renewed upon the mutual agreement of the parties.

We have entered into an employment agreement with Mr. Yilun Jin. Mr. Jin is employed as Chief Financial Officer of our Company. The term of his agreement is from October 26, 2010 until October 26, 2011 and the agreement may be automatically renewed for one year terms thereafter. We compensate Mr. Jin at an annual rate of approximately $73,759. Mr. Jin was awarded stock options to purchase 150,000 shares of the Company’s ordinary shares at the exercise price determined by the 10-day volume weighted average price per share calculated from the date of the Company’s initial public offering. Mr. Jin may exercise, by cashless exercise, 50,000 options on the first date of his employment and 50,000 options on each of the first two anniversaries following the first date of employment. The stock options will expire on the tenth anniversary of Mr. Jin’s employment. We may terminate the agreement for cause as specified in the agreement.

Each executive officer has agreed to hold in confidence any confidential information that he has obtained about the Company.

6.C.  Board Practices

Terms of Directors and Officers

Expiration of Term of Directors

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

Director Remuneration Upon Termination

The directors may receive such remuneration as our board of directors may determine from time to time. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors.  Currently, our directors are not entitled to receive any remuneration upon termination of employment.

Audit Committee

Our audit committee consists of Junhong Li, Yingli Pan and Xiaobing Liu, each of whom satisfies the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and Rule 5605 of the Nasdaq rules. The audit committee will oversee our accounting and financial reporting processes and audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting our independent auditors and pre-approving all audit and non-audit services permitted to be performed by our independent auditors;

•	reviewing with our independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K;

•	discussing our annual audited financial statements with management and our independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies; and

•            meeting separately and periodically with management and our independent auditors.

Compensation Committee

Our compensation committee consists of Xiaobing Liu, Yingli Pan and Junhong Li, each of whom satisfies the independence requirements of Rule 5605 of the Nasdaq rules. The compensation committee will assist the Board in reviewing and approving the compensation structure, including all forms of compensation relating to our directors and executive officers. Our Chief Executive Officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and approving the total compensation package for our senior executives; and

•	reviewing periodically, and approving, any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Yingli Pan, Zhongcai Wu and Xiaobing Liu, each of whom satisfies the independence requirements of Rule 5605 of the Nasdaq rules. The corporate governance and nominating committee will assist the Board in selecting individuals qualified to become members of our Board and in determining the composition of the Board and its committees. The corporate governance and nominating committee will be responsible for, among other things:

•
identifying and recommending to the board qualified candidates to be nominated for the election or re-election to the board of directors and committees of the board of directors, or for appointment to fill any vacancy;

•
reviewing annually with the board of directors the current composition of the board of directors with regards to characteristics such as independence, age, skills, experience and availability of service to us; and

•
advising the board of directors periodically with regard to significant developments in the law and practice of corporate governance as well as our compliance with these laws and practices, and making recommendations to the board of directors on all matters of corporate governance and on any remedial actions to be taken, if needed.

6.D.  Employees

See the section entitled “Employees” in Item 4.B above.

6.E.  Share Ownership

As of June 20, 2011, 20,000,000 of our ordinary shares were outstanding. Holders of our ordinary shares are entitled to vote together as a single class on all matters submitted to shareholders for approval. No holder of ordinary shares has different voting rights from any other holders of ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. Approximately 5,000,000 of our ordinary shares represented by American Depositary Receipts are held by an aggregate of 1 record holder in the United States.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The percentages of shares beneficially owned in the table below are based on 20,000,000 ordinary shares outstanding as of June 20, 2011.

The following table sets forth information with respect to the beneficial ownership of our common shares as of June 20, 2011 by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our outstanding ordinary shares.

Unless otherwise noted below, the address for each listed shareholder, director or executive officer is 518 Shangcheng Road, Floor 17, Shanghai, 200120, People’s Republic of China.

Name	Number	Percent	Number	Percent	Number	Percent

Directors, Executive Officers and 5% Shareholders:

Liang Tang					11,889,500	59.4%

Wei Hua(2)					600,000	3.0%

Yilun Jin(3)					50,000	*

Junhong Li					-	-

Xiaobing Liu	-	-	-	-	-	-

Yingli Pan	-	-	-	-	-	-

Zhongcai Wu	-	-	-	-	-	-

*	Less than 1%

(1)
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Percentage of beneficial ownership of each listed person prior to this offering is based on ordinary shares outstanding as of the date of this filing, including ordinary shares convertible from all outstanding preferred shares, and the ordinary shares underlying any options and warrants exercisable by such person within 60 days of the date of this filing. Percentage of beneficial ownership of each listed person is based on ordinary shares outstanding as of June 20, 2011 and the ordinary shares underlying any options and warrants exercisable by such person within 60 days of the date of this filing.

(2)
The spouse of our chief executive officer, Wei Hua, owns 100% of the shares of Fascinating Acme Development Ltd., which owned 4% of the shares of Ossen Innovation Group prior to the business combination, and owns 4% of our shares since the business combination. Mr. Hua may be deemed to beneficially own these shares under SEC rules and regulations.

(3)
Mr. Jin has been granted a stock option to purchase up to 150,000 ordinary shares pursuant to our 2010 Employee Stock Option Plan. 50,000 shares are currently exercisable, 50,000 shares will be exercisable in October 2011 and 50,000 in October 2012.

Stock Option Plan

On July 26, 2010, our Board of Directors adopted the Ossen Innovation Co., Ltd. 2010 Stock Option Plan, or the 2010 Plan.  To date, an option to acquire 150,000 ordinary shares was issued to our chief financial officer, Yilun Jin, under the 2010 Plan.  The 2010 Plan allows us to grant stock options to our officers, directors, and executive, managerial, professional or administrative employees of ours or our subsidiaries or joint ventures, and to our consultants. We refer to these individuals collectively as key persons. Up to ten percent of our outstanding ordinary shares may be issued under the 2010 Plan.  The purpose of the 2010 Plan is to provide certain key persons, on whose initiative and efforts the successful conduct of our business depends, with incentives to: (a) enter into and remain in our service, (b) acquire a proprietary interest in our success, (c) maximize their performance and (d) enhance our long-term performance (whether directly or indirectly through enhancing the long-term performance of a subsidiary, joint venture or consultant.

The administrator of the 2010 Plan is the compensation committee of our Board of Directors, or may be any other committee appointed by the Board of Directors for that purpose.  The administrator has full power and authority to administer, construe and interpret the 2010 Plan. Grants under the 2010 Plan will be governed by individualized grant agreements and may be subject to either time-based or performance-based vesting provisions.

The administrator establishes the terms of stock options, subject to certain parameters set forth in the 2010 Plan.  The following are the general terms of stock options:

•	The exercise price must be at least equal to the par value of shares.

•	The term of a stock option may not exceed ten years from the date of grant.

•
Unless the administrator determines otherwise, if an option holder terminates employment, his or her unvested options expire immediately and vested options may be exercised during the three-month period following termination, after which they will expire.  If the employee terminates employment due to death or disability, the three month period is extended to one year.

•	Stock options generally may not be transferred, except to immediate family members.

The 2010 Plan will automatically terminate on the fifth anniversary of the 2010 Plan’s adoption. However, outstanding stock options will continue to be effective after the 2010 Plan’s termination.

Our board of directors has the authority to amend, alter, suspend or terminate the 2010 Plan or any outstanding stock option.  The consent of an option holder is necessary for any amendment that would adversely affect an outstanding option.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders

See Item 6.E., “Share Ownership,” for a description of our major shareholders.

7.B.  Related Party Transactions

Transfers of Shares Between Related Parties

Several of our subsidiaries and affiliates which are, or at one time were, controlled by our chairman, transferred shares with other entities controlled by Mr. Tang.  See the discussion under Item 4.C above for a description of these transactions.

Issuance of Shares to Related Parties

The spouse of our chief executive officer, Wei Hua, owns 100% of the shares of Fascinating Acme Development Ltd., which owns 3% of our outstanding ordinary shares. The spouse of the chief executive officer of Shanghai ZFX, which is an affiliated company of ours that supplies us with raw materials, owns 100% of the shares of Gross Inspiration Development Ltd., which owns 3% of our outstanding ordinary shares.

Purchases from a Related Party

Historically, we have purchased a significant percentage of our raw materials from an affiliated entity, Shanghai Zhengfangxing Steel Co., Ltd., or Shanghai ZFX, an agent that supplies steel wire rods to prestressed concrete manufacturers in China such as our company. Shanghai ZFX is controlled by our chairman, Dr. Tang.  Shanghai ZFX is a member of the Ossen Group, whose relationship to us is described above under the heading “Business – Overview.”

Shanghai ZFX procures materials from the limited number of high quality manufacturers and suppliers of our raw materials in the PRC. However, since the introduction in 2009 of our rare earth coated materials, which undergo a coating process that reduces the loss in strength and performance that prestressed materials otherwise undergo during our manufacturing processes, we have lowered the standards for strength and performance requirements for our raw materials. As a result, we have been able to expand our supplier base to include suppliers of products with lower levels of strength and performance and have not relied as heavily on supplies from Shanghai ZFX.

We acquired 30.2%, 22.2% and 5.1% of our raw materials from Shanghai ZFX in the years ended December 31, 2008, 2009 and 2010, respectively. We expect that we will continue to purchase the bulk of our supplies from unaffiliated suppliers in the future, as we did in 2010. Specifically, as we expand our rare earth business, we anticipate that our purchases from Shanghai ZFX will remain at or near their levels in 2010.

We have entered into sales contracts with Shanghai ZFX, each of which has a term of one year.  The contracts generally specify the name of the products, specifications, price and quantity.  Pursuant to the contracts, we must take delivery of the materials within a specified number of days.  If we disagree with the quality of the materials received, we must notify Shanghai ZFX in writing within thirty days of receipt of the materials.  The materials may be paid for by cash or bank acceptance notes.  If we determine a change is necessary to the method of taking delivery, product ordered, steel or product specifications or quantity, we must notify Shanghai ZFX in writing at least thirty days in advance.  We or Shanghai ZFX may rescind the contract/purchase order, which must be negotiated to the mutual agreement of both parties.

Management believes the transactions referenced above were on terms at least as favorable to us as we could have obtained from unaffiliated parties.

Sales to a Related Party

We have sold a significant amount of our products to Shanghai Zhaoyang New Metal Material Co., Ltd., an entity that owns a 30% interest in Shanghai Ossen Investment Holding (Group) Co., Ltd., of which Dr. Tang, our chairman, is president.  In 2008, 2009 and 2010, we generated approximately 35.8%, 53.8% and 12.5% of our revenues from sales to Shanghai Zhaoyang New Metal Material Co., Ltd.

Notes Receivable and Notes Payable

As of December 31, 2010, we have provided interest-free , unsecured bank acceptance notes of approximately $3 million to Shanghai ZFX to support its working capital needs. Such amount was subsequently settled on due date.

During the same period, we have approximately $0.7 million account receiveable from Shanghai Pujiang. Shanghai Pujiang is a customer of ours. On September 28, 2010 Shanghai Pujiang was acquired by Ossen Shanghai. The balance of account receivable from related party arises from the sales of our products to Shanghai Pujiang, which was all collected subsequently.

Our chairman, Dr. Tang, provided a one-time interest-free loan to Topchina and Ossen Asia in connection with an investment in our subsidiary, Ossen Materials, by such companies, which were wholly owned by Dr. Tang at that time.  This loan has been recorded as an amount due to shareholder in our financial statements. As of November 26, 2010, pursuant to a loan contribution agreement in the amount of $12,924,000, the loan has been cancelled and forgiven, and the loan balance was treated as a contribution to the capital of the Company.

Guarantees

During the years ended December 31, 2008, 2009 and 2010, Shanghai Ossen, an affiliate of ours, and Shanghai ZFX, an affiliate of ours, provided guarantees for certain of our short-term bank loans.  The term of each of the loans is within one year.  The purpose of these loans is to fund our working capital needs. Local banks have required guaranties pursuant to their standard regulations.  Shanghai Ossen Investment Co., Ltd. is a member of the Ossen Group, whose relationship to us is described above under the heading “Business – Overview.”

Shanghai Ossen guaranteed loans in the amount of $5.4 million in each of 2008 and 2009 and $11.6 million in 2010 .  Shanghai ZFX guaranteed loans in the amount of $6.9 million, $8.8 million and $26.3 million in 2008, 2009 and 2010, respectively .  These guarantees were provided for no consideration. There can be no assurance that Shanghai ZFX and Shanghai Ossen will be willing or able to continue to provide similar guarantees on this basis with respect to future borrowings.  The loans that have come due have been repaid by us in full.

The terms of the loan guarantees between the guarantor and the bank provide for the following: if the borrower does not repay its loan, the bank may seek the principal and interest of the loan from the guarantor; the guarantee period is typically one or two years from the date the guaranteed loan is due, as determined by the lending bank; the bank may change the terms of the loan with the borrower without receiving the consent of the guarantor; the guarantor indemnifies the bank for actual damage or loss because of any fraudulent misrepresentations made by the guarantor and if the guarantor causes the contract to become invalid, the guarantor indemnifies the bank for damages and losses.

7.C.  Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The financial statements required by this item may be found at the end of this report on 20-F, beginning on page F-1.

Legal Proceedings

           We are not currently, and have not recently been, a party to any material legal or administrative proceedings. We are not aware of any material legal or administrative proceedings threatened against us. From time to time, we are subject to various legal or administrative proceedings arising in the ordinary course of our business.

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

9.A.  Offer and Listing Details

Our ADS’s are listed for trading on the Nasdaq Global Market under the symbol “OSN.” The shares began trading at $4.50 per ADS on December 21, 2010. The trading price for the ADS was $2.75 on June 21, 2011.

The table below sets forth for the quarterly periods indicated the high and low closing market prices of our ordinary shares as reported on Nasdaq:

	High	Low

2010
Fourth Quarter (beginning December 21, 2010)	$5.00	$4.21

2011

First Quarter	$4.98	$3.36

Second Quarter (through June 22, 2011)	$3.87	$2.21

The table below sets forth the high and low closing market prices for our shares on Nasdaq during the most recent six-month period:

	High	Low
2011

January	$4.98	$4.19

February	$4.55	$4.26

March	$4.28	$3.36

April	$3.63	$2.21

May	$3.87	$2.97

June	$3.09	$2.56

9.B.  Plan of Distribution

Not Applicable.

9.C.  Markets

Our ordinary shares are currently traded on the Nasdaq Global Market.

9.D. Selling Shareholders

Not Applicable.

9.E. Dilution

Not Applicable.

9.F. Expenses of the Issuer

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A.  Share Capital

Not Applicable.

10.B.  Memorandum and Articles of Association

We are a British Virgin Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association and the BVI Business Companies Act, 2004 (as amended from time to time) which is referred to as the BVI Act below.  The following description of certain provisions of our memorandum and articles of association does not propose to be complete and is qualified in its entirety by our memorandum and articles of association.

Ordinary Shares

Certificates representing our ordinary shares are issued in registered form. Our shareholders who are nonresidents of the British Virgin Islands may freely hold and vote their shares. We are currently authorized to issue 100,000,000 ordinary shares.  We do not have the power to issue bearer shares.

Charter

Our charter documents consist of our amended and restated memorandum of association and our amended and restated articles of association, or the memorandum and articles of association.  We may amend our memorandum and articles of association generally by a special resolution of our shareholders.

Corporate Powers

Ultra Glory was incorporated under the BVI Act on January 21, 2010.  Pursuant to our memorandum of association, the objects for which we were established are unrestricted and we have full power and authority to carry out any objects not prohibited by the BVI Act, as the same may be revised from time to time, or any other law of the British Virgin Islands, except that we have no power to carry on banking or trust business, business as an insurance or reinsurance company, insurance agent or insurance broker, the business of company management, the business of providing the registered office or the registered agent for companies incorporated in the British Virgin Islands, or business as a mutual fund, mutual fund management or mutual fund administrator, unless we obtain certain licenses under the laws of the British Virgin Islands.

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

We may purchase, redeem or acquire our shares, provided that we obtain the consent of the member whose shares are being purchased, redeemed or otherwise acquired.

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

If we issue shares of more than one class, we will further amend and restate our Memorandum and Articles of Association to reflect the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) as may be varied with the consent in writing of the holders of not less than three-fourths of the issued shares of that class and the holders of not less than three-fourths of the issued shares of any other class of shares which may be affected by such variation.  The rights conferred upon the holders of the shares of any class issued with preferred or other rights will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

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

Changes in the Maximum Number of Shares the Company is Authorized to Issue

Subject to the provisions of the BVI Act, we may, by a resolution of shareholders, amend our memorandum and articles of association to increase or decrease the number of shares authorized to be issued.  Our directors may, by resolution, authorize a distribution by us at a time, of an amount, and to any shareholders they think fit if they are satisfied, on reasonable grounds, that we will, immediately after the distribution, satisfy the solvency test as set forth in the BVI Act, which requires that the value of a company’s assets exceeds its liabilities, and the company is able to pay its debts as they fall due.

Indemnification

Subject to the provisions of the BVI Act, we may indemnify any person who (a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of our company; or (b) is or was, at our request, serving as a director of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings.

Material Differences Between U.S. Corporate Law and British Virgin Islands Corporate Law

The BVI Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the BVI Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Differences in Corporate Law

We were incorporated under, and are governed by, the laws of the British Virgin Islands. The corporate statutes of the State of Delaware and the British Virgin Islands are similar, and the flexibility available under British Virgin Islands law has enabled us to adopt memorandum of association and articles of association that will provide shareholders with rights that do not vary in any material respect from those they would enjoy if we were incorporated under the Delaware General Corporation Law, or Delaware corporate law. Set forth below is a summary of some of the differences between provisions of the BVI Act applicable to us and the laws applicable to companies incorporated in Delaware and their shareholders.

Director’s Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its stockholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to stockholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its stockholders take precedence over any interest possessed by a director, officer or controlling stockholder and not shared by the stockholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

British Virgin Islands law provides that every director of a British Virgin Islands company, in exercising his powers or performing his duties, shall act honestly and in good faith and in what the director believes to be in the best interests of the company. Additionally, the director shall exercise the care, diligence, and skill that a reasonable director would exercise in the same circumstances taking into account, but without limitation, the nature of the company, the nature of the decision, the position of the director and the nature of his responsibilities. In addition, British Virgin Islands law provides that a director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the company acting, in a manner that contravenes British Virgin Islands law or the memorandum association or articles of association of the company.

Amendment of Governing Documents

Under Delaware corporate law, with very limited exceptions, a vote of the stockholders is required to amend the certificate of incorporation. Under British Virgin Islands law, no article or regulation shall be amended, rescinded or altered, and no new article shall be made, without the approval of the members pursuant to a special resolution, unless the memorandum of association and articles of association provide otherwise.

Written Consent of Directors

Under Delaware corporate law, directors may act by written consent only on the basis of a unanimous vote. Under British Virgin Islands law, directors’ consents need only a majority of directors signing to take effect.

Written Consent of Shareholders

Under Delaware corporate law, unless otherwise provided in the certificate of incorporation, any action to be taken at any annual or special meeting of stockholders of a corporation, may be taken by written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take such action at a meeting. As permitted by British Virgin Islands law, shareholders’ consents need only a majority of shareholders signing to take effect. Our memorandum of association and articles of association provide that, other than changes to our memorandum of association and articles of association, shareholders may approve corporate matters by way of a resolution consented to at a meeting of shareholders or in writing by a majority of shareholders entitled to vote thereon. Changes to our memorandum of association and articles of association require the approval of 66 2/3% of the votes of shareholders.

Shareholder Proposals

Under Delaware corporate law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. British Virgin Islands law and our memorandum of association and articles of association provide that our directors shall call a meeting of the shareholders if requested in writing to do so by shareholders entitled to exercise at least 30% of the voting rights in respect of the matter for which the meeting is requested.

Sale of Assets

Under Delaware corporate law, a vote of the stockholders is required to approve the sale of assets only when all or substantially all assets are being sold. In the British Virgin Islands, shareholder approval is required when more than 50% of the company’s total assets by value are being disposed of or sold.

Dissolution; Winding Up

Under Delaware corporate law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware corporate law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. As permitted by British Virgin Islands law and our memorandum of association and articles of association, we may be voluntarily liquidated under Part XII of the BVI Act by resolution of directors and resolution of shareholders if we have no liabilities and we are able to pay our debts as they fall due.

Redemption of Shares

Under Delaware corporate law, any stock may be made subject to redemption by the corporation at its option or at the option of the holders of such stock provided there remains outstanding shares with full voting power. Such stock may be made redeemable for cash, property or rights, as specified in the certificate of incorporation or in the resolution of the board of directors providing for the issue of such stock. As permitted by British Virgin Islands law, and our memorandum of association and articles of association, shares may be repurchased, redeemed or otherwise acquired by us. Our directors must determine that immediately following the redemption or repurchase we will be able to satisfy our debts as they fall due and the value of our assets exceeds our liabilities.

Variation of Rights of Shares

Under Delaware corporate law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. As permitted by British Virgin Islands law, and our memorandum of association and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the consent in writing of holders of not less than three-fourths of the issued shares of that class and holders of not less than three-fourths of the issued shares of any other class of shares which may be affected by the variation.

Removal of Directors

Under Delaware corporate law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate provides otherwise. As permitted by British Virgin Islands law and our memorandum of association and articles of association, directors may be removed by resolution of directors or resolution of shareholders, with or without cause.

Mergers

Under the BVI Act, two or more companies may merge or consolidate in accordance with the statutory provisions. A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation which must be authorized by a resolution of shareholders.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to the memorandum association or articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.

Inspection of Books and Records

Under Delaware corporate law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records. Under the BVI Act, members, upon giving written notice to us, are entitled to inspect the register of members, the register of directors and minutes of resolutions of members, and to make copies of these documents and records.

Conflict of Interest

The BVI Act provides that a director shall forthwith, after becoming aware that he is interested in a transaction entered into or to be entered into by the company, disclose that interest to the board of directors of the company. The failure of a director to disclose that interest does not affect the validity of a transaction entered into by the director or the company. A transaction entered into by us, in respect of which a director is interested, is voidable by us unless the director’s interest was disclosed to the board prior to the company’s entry into the transaction or was not required to be disclosed. A transaction is not voidable if the material facts of the director’s interest are known by the members entitled to vote or if the transaction is approved or ratified by a resolution of members. As permitted by British Virgin Islands law and our memorandum of association and articles of association, a director interested in a particular transaction may vote on it, attend meetings at which it is considered, and sign documents on our behalf which relate to the transaction.

Transactions with Interested Shareholders

Delaware corporate law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or that owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

British Virgin Islands law has no comparable provision.

Independent Directors

There are no provisions under Delaware corporate law or under the BVI Act that require a majority of our directors to be independent.

Cumulative Voting

Under Delaware corporate law, cumulative voting for elections of directors is not permitted unless the company’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions to cumulative voting under the laws of the British Virgin Islands, but our memorandum of association and articles of association do not provide for cumulative voting.

Anti-takeover Provisions in Our Memorandum of Association and Articles of Association

Some provisions of our memorandum of association and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares.

10.C.  Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this annual report.

10.D.  Exchange Controls

British Virgin Islands

There are currently no exchange control regulations in the British Virgin Islands applicable to us or our shareholders.

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

Pursuant to the above-mentioned administrative rules, foreign-invested enterprises may buy, sell and/or remit foreign currencies for current account transactions at banks in China with authority to conduct foreign exchange business by complying with certain procedural requirements, such as presentment of valid commercial documents. For capital-account transactions involving foreign direct investment, foreign debts and outbound investment in securities and derivatives, approval from SAFE is a pre-condition. Capital investments by foreign-invested enterprises outside China are subject to limitations and requirements in China, such as prior approvals from the PRC Ministry of Commerce or SAFE.

10.E.  Taxation

The following summary of the material British Virgin Islands, PRC and U.S. tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. This summary is not intended to be, nor should it be construed as, legal or tax advice and is not exhaustive of all possible tax considerations. This summary also does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local, non-U.S., non-PRC, and non-British Virgin Islands tax laws. Investors should consult their own tax advisors with respect to the tax consequences of the acquisition, ownership and disposition of our ADSs or ordinary shares.

British Virgin Islands Taxation

All dividends, interests, rents, royalties, compensations and other amounts paid by us are exempt from all forms of taxation in the British Virgin Islands and any capital gains realized with respect to any of our shares, debt obligations, or other securities are not subject to any form of taxation in the British Virgin Islands. No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable under BVI law by persons who are not persons resident in the British Virgin Islands with respect to any of our shares, debt obligation or other securities. There are currently no withholding taxes or exchange control regulations in the British Virgin Islands applicable to us or our shareholders. Currently, there is no income tax treaty, convention or reciprocal tax treaty regarding withholdings currently in effect between the United States and the British Virgin Islands.  We will only be liable to pay payroll tax with respect to employees employed and working in the British Virgin Islands.  We do not currently have, and do not intend to have in the near future, any employees in the British Virgin Islands.

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

Moreover, non-resident individual investors may be required to pay PRC individual income tax at a rate of 20% on interests or dividends payable to the investors or any capital gains realized from the transfer of ADSs or ordinary shares if such gains are deemed income derived from sources within the PRC. Under the Individual Income Tax Law or the IIT Law, non-resident individual refers to an individual who has no domicile in China and does not stay in the territory of China or who has no domicile in China and has stayed in the territory of China for less than one year. Pursuant to the IIT Law and its implementation rules, for purposes of the PRC capital gains tax, the taxable income will be the balance of the total income obtained from the transfer of the ADSs or ordinary shares minus all the costs and expenses that are permitted under PRC tax laws to be deducted from the income. Therefore, if we are considered as a PRC "resident enterprise" and dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares are considered income derived from sources within the PRC by relevant competent PRC tax authorities, such gains earned by non-resident individuals may also be subject to PRC withholding tax at a rate of 20%.

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

United States Federal Income Taxation

The following is a discussion of the material U.S. federal income tax considerations that may apply to an investor with respect to the acquisition, ownership and disposition of our ADSs or ordinary shares. This discussion does not purport to address all of the tax consequences of owning our ADSs or ordinary shares with respect to all categories of investors that acquire our ADSs or ordinary shares, some of which (such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our ADSs or ordinary shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, persons who are investors in pass-through entities, grantor trusts, persons who own, directly or indirectly under applicable constructive ownership rules, 10% or more (by voting power) of our ADSs or ordinary shares, persons who received our DSs or ordinary shares pursuant to the exercise of an option or otherwise as compensation, certain former citizens and long-term residents of the United States, dealers in securities or currencies and investors whose functional currency is not the U.S. dollar) may be subject to special rules. This discussion addresses only holders who purchase our ADSs or ordinary shares and hold such ADSs or ordinary shares as a capital asset (i.e., generally for investment). Moreover, this discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, existing and proposed Treasury regulations promulgated under the Code, published rulings, and administrative and judicial interpretations of the Code, all as currently in effect as of the date of hereof, all of which are subject to change, possibly with retroactive effect. Investors should consult their own tax advisors regarding the tax consequences arising in their own particular situation under U.S. federal, state, local or foreign law or the United States – PRC income tax treaty with respect to the ownership of our ADSs or ordinary shares.

For purposes of this discussion, the term “U.S. Holder” means (except as described in the preceding paragraph) a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual U.S. citizen or resident, (ii) a corporation (or other entity taxable as a corporation) created or organized under the laws of the United States or any political subdivision thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if either (x) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (y) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. A beneficial owner of our ADSs or ordinary shares (other than a partnership) that is not a U.S. Holder is referred to below as a “Non-U.S. Holder.”

If a U.S. partnership, or an entity treated for U.S. federal income tax purposes as a partnership, such as a U.S. limited liability company, holds our ADSs or ordinary shares, the tax treatment of a partner in such partnership will depend on the status of the partner and upon the activities of the partnership. A partner in such a partnership holding our ADSs or ordinary shares, you should consult its tax advisor.

United States Federal Income Taxation of U.S. Holders

Distributions

Subject to the discussion of Passive Foreign Investment Companies, or PFICs, below, distributions made by us with respect to our ADSs or ordinary shares to a U.S. Holder will constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in our ADSs or ordinary shares, and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us.

Subject to the discussion of PFICs below, dividends paid on our ADSs or ordinary shares that are received by U.S. Holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15% for taxable years beginning on or before December 31, 2012), provided that such dividends meet the requirements of "qualified dividend income." For this purpose, qualified dividend income includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met, and the stock of the non-U.S. corporation with respect to which dividends are paid is readily tradable on an established securities market in the U.S. (such as the Nasdaq Global market).  Dividends that fail to meet such requirements, and dividends received by corporate U.S. Holders, are taxed at ordinary income rates. No dividend received by a U.S. Holder will be a qualified dividend (i) if the U.S. Holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. Holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (ii) to the extent that the U.S. Holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ADS or ordinary share with respect to which the dividend is paid.  If we were to be a "passive foreign investment company" (as such term is defined in the Code) for any taxable year, dividends paid on our ADSs or ordinary shares in such year or in the following taxable year would not be qualified dividends.  In addition, a non-corporate U.S. Holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

Sale, Exchange or Other Disposition of ADSs or ordinary shares

Subject to the discussion of PFICs below, a U.S. Holder will recognize taxable gain or loss upon a sale, exchange or other taxable disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized by the U.S. Holder from such disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the disposition. Long-term capital gains of non-corporate U.S. Holders may be eligible for reduced rates of taxation. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Tax Consequences If We Are A Passive Foreign Investment Company

We will be a passive foreign investment company (a “PFIC”) if either: (i) 75% or more of our gross income in any taxable year consists of “passive income” (including dividends, interest, gains from the sale or exchange of investment property and certain rents and royalties); or (ii) at least 50% of our assets in any taxable year (averaged over the year and generally determined on a quarterly basis) produce or are held for the production of passive income.

We do not believe that we were a PFIC for our 2010 taxable year. However, because the determination of our PFIC status is based on such factual matters as the composition of our income and assets the valuation of our assets, and our market capitalization, there is no assurance that the United Stated Internal Revenue Service (“IRS”) will agree with our position. In addition, there can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2011 or in future taxable years.

If we were to be treated as a PFIC for any taxable year during the period in which a U.S. Holder owns our ADSs or ordinary shares (and regardless of whether we remain a PFIC for subsequent taxable years), each U.S. Holder who is treated as owning our stock for purposes of the PFIC rules would be liable to pay U.S. federal income tax at the highest applicable income tax rates on ordinary income upon the receipt of “excess distributions” (i.e., the portion of any distributions received by the U.S. Holder on our ADSs or ordinary shares in a taxable year in excess of 125 percent of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares) and on any gain from the disposition of our ADSs or ordinary shares, plus interest on a portion of such amounts, as if such excess distributions or gain had been recognized ratably over the U.S. Holder’s holding period of our ADSs or ordinary shares.

The above rules relating to the taxation of excess distributions and dispositions will not apply to a U.S. Holder who has made a timely “qualified electing fund” (“QEF”) election for all taxable years that the holder has held our ADSs or ordinary shares and if we comply with certain reporting requirements. Instead, each U.S. Holder who has made a timely QEF election is required for each taxable year that we are a PFIC to include in income a pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gain as long term capital gain, regardless of whether we have made any distributions of the earnings or gain. The U.S. Holder’s basis in our ADSs or ordinary shares will be increased to reflect taxed but undistributed income. Distributions of income that had been previously taxed will result in a corresponding reduction in the basis of the ADSs or ordinary shares and will not be taxed again once distributed. A U.S. Holder making a QEF election will generally recognize capital gain or loss on the sale, exchange or other taxable disposition of our ADSs or ordinary shares. If we determine that we are a PFIC for any taxable year, we may provide each U.S. Holder with all necessary information in order to make the QEF election described above.

Alternatively, if we were to be treated as a PFIC for any taxable year and provided that our ADSs or ordinary shares are treated as “marketable stock” (e.g., “regularly traded” on the Nasdaq Global Market) a U.S. Holder may make a mark-to-market election. Under a “mark-to-market” election, in any taxable year that we are a PFIC, any excess of the fair market value of the ADSs or ordinary shares at the close of any taxable year over the U.S. Holder’s adjusted tax basis in the ADSs or ordinary shares is included in the U.S. Holder’s income as ordinary income. In addition, the excess, if any, of the U.S. Holder’s adjusted tax basis at the close of any taxable year over the fair market value of the ADSs or ordinary shares is deductible in an amount equal to the lesser of the amount of the excess or the amount of the net mark-to-market gains that the U.S. Holder included in income in prior years. A U.S. Holder’s tax basis in its ADSs or ordinary shares would be adjusted to reflect any such income or loss. For any taxable year that we are a PFIC, gain realized on the sale, exchange or other disposition of our ADSs or ordinary shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the ADSs or ordinary shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder. There can be no assurances that there will be sufficient trading volume with respect to the ADSs or ordinary shares for the ADSs or ordinary shares to be considered “regularly traded,” or that our ADSs or ordinary shares will continue to trade on the Nasdaq Global Market.  Accordingly, there are no assurances that our ADSs or ordinary shares will be marketable stock for these purposes.

A U.S. Holder who holds our ADSs or ordinary shares during a period when we are a PFIC will be subject to the foregoing rules for that taxable year and all subsequent taxable years with respect to that U.S. Holder’s holding of our ADSs or ordinary shares, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a timely mark-to-market or QEF election. U.S. Holders are urged to consult their tax advisors regarding the PFIC rules in the event that we are a PFIC, including as to the advisability and consequences of making a QEF or mark-to-market election.

U.S. Federal Income Taxation of Non-U.S. Holders

Non-U.S. Holders will generally not be subject to U.S. federal income tax or withholding tax on dividends received from us on our ADSs or ordinary shares unless, in the case of U.S. federal income taxes, the income is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (“effectively connected income”) (and, if an income tax treaty applies, the income is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States or, in the case of an individual, the income is attributable to a fixed place of business).

Non-U.S. Holders will generally not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our ADSs or ordinary shares, unless either:

•
the gain is effectively connected income (or, if a treaty applies, the gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States or, in the case of an individual, the income is attributable to a fixed place of business); or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are met.

Effectively connected income may be subject to regular U.S. federal income tax in the same manner as discussed in the section above relating to the taxation of U.S. Holders, unless exempt under an applicable income tax treaty. In addition, effectively connected income of a corporate Non-U.S. Holder may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Non-U.S. Holders may be subject to tax in jurisdictions other than the United States on dividends received from us on our ADSs or ordinary shares and on any gain realized upon the sale, exchange or other disposition of our ADSs or ordinary shares. Non-U.S. Holders should consult with their own tax advisors regarding such other jurisdictions.

Backup Withholding and Information Reporting

U.S. Holders (other than exempt recipients) may be subject to information reporting requirements with respect to dividends paid in the United States on, or proceeds from the disposition of, our ADSs or ordinary shares. In addition, a U.S. Holder may be subject, under certain circumstances, to backup withholding at a rate of up to 28% with respect to dividends paid on, or proceeds from the disposition of, our ADSs or ordinary shares unless the U.S. Holder provides proof of an applicable exemption or correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder of our ADSs or ordinary shares who provides an incorrect taxpayer identification number may be subject to penalties imposed by the IRS.

Non-U.S. Holders are not subject to information reporting or backup withholding with respect to dividends paid on, or proceeds from the disposition of, our ADSs or ordinary shares, provided that the Non-U.S. Holder provides its taxpayer identification number, certifies to its foreign status, or establishes another exemption to the information reporting or back-up withholding requirements.

10.F.  Dividends and Paying Agents

Not Applicable.

10.G.  Statement by Experts

Not Applicable.

10.H.  Documents on Display

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the SEC. The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: 100 F Street NE, Washington, D.C.  20549.  You may also visit us on the world wide web at http://www.osseninnovation.com. However, information contained on our website does not constitute a part of this annual report.

10.I. Subsidiary Information

Not Applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Financial instruments that expose us to concentrations of credit risk primarily consist of cash and accounts receivables. The maximum amount of loss due to credit risk in the event of other parties failing to perform their obligations is represented by the carrying amount of each financial asset as stated in our consolidated balance sheets.

As of December 31, 2010, 2009 and 2008, substantially all of our cash included bank deposits in accounts maintained within the PRC where there is currently no rule or regulation in place for obligatory insurance to cover bank deposits in the event of bank failure. However, we have not experienced any losses in such accounts and we believe we are not exposed to any significant risks on our cash in bank accounts.

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

Inflation risk

Inflationary factors such as increases in the cost of our products and overhead costs may adversely affect our operating results.  A high rate of inflation may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net revenues if the selling prices of our products do not increase proportionately with these increased costs.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be.  The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of up to US$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

•
a fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•
reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•
a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary.  The charges described above may be amended from time to time by agreement between us and the depositary.

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees.  Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the ADR program are not known at this time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid.

At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Use of Proceeds

We completed our initial public offering of 5,000,000 ordinary shares, in the form of ADSs, at $4.50 per ADS in December 2010, after our ordinary shares and ADRs were registered under the Securities Act.  The aggregate price of the offering amount registered and sold was $22.5 million, of which we received $20.3 million. The effective date of our registration statement on Form F-1 (File number: 333-168496) was December 20, 2010. Global Hunter Securities, LLC and Knight Capital Markets LLC acted as joint book-runners of our initial public offering.

The amount of expenses incurred by us in connection with the issuance and distribution of the registered securities in our initial public offering totaled $2.155 million, including $1.575 million for underwriting discounts and commissions and approximately $0.58 million for other expenses. None of the payments were direct or indirect payments to our directors, officers, general partners of our associates, persons owning 10% or more of any class of our shares, or any of our affiliates.

We received net proceeds of $20.3 million from our initial public offering.  To date, we have spent $7.6 million as prepayments for the purchase of manufacturing equipment from Europe. We intend to use the remaining proceeds from our initial public offering, to finance the remaining costs related to the expansion of our facilities.

ITEM 15.	CONTROLS AND PROCEDURES

(a)           Disclosure Controls and Procedures

The Company performed an evaluation of the effectiveness of its disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed to the SEC is recorded, processed, summarized and reported timely. Based on the Company’s evaluation, the Company’s management, including the CEO and CFO, has concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report are effective. Notwithstanding the foregoing, there can be no assurance that the Company’s disclosure controls and procedures will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be set forth in the Company’s reports.

(b)           Management’s Report on Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

There were no changes in our internal controls over financial reporting during our fiscal year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Junhong Li, Yingli Pan and Xiaobing Liu. Our board of directors has determined that Junhong Li, Yingli Pan and Xiaobing Liu are “independent directors” within the meaning of Nasdaq Stock Market Rule 5605(a)(2) and meet the criteria for independence set forth in Rule 10A−3(b) of the Exchange Act. Junhong Li meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics. The purpose of the code is to promote ethical conduct and deter wrongdoing. The policies outlined in the Code are designed to ensure that our directors, executive officers and employees act in accordance with not only the letter but also the spirit of the laws and regulations that apply to our business. We expect our directors, executive officers and employees to exercise good judgment, to uphold these standards in their day-to-day activities, and to comply with all applicable policies and procedures in the course of their relationship with the company. Any amendment to or waivers of the Code for members of our board of directors and our executive officers that are required to be disclosed by the rules of the SEC or Nasdaq will be disclosed on our website at http://www.osseninnovation.com within four business days following the amendment or waiver. During fiscal year 2010, no amendments to or waivers from the Code were made or given for any of our executive officers.

Our code of business conduct and ethics are publicly available on our website at http://www.osseninnovation.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Year Ended December 31, 2010

Audit fees*	$200,000

*
“Audit fees” means the aggregate fees billed in 2010 for professional services rendered by our former principal auditor, Sherb & Co., LLP, for audit services performed in connection with our share exchange and initial public offering in 2010.  No such fees were billed in 2009.

The policy of our audit committee and our board of directors is to pre-approve all audit and non-audit services provided by our principal auditors, including audit services, audit-related services, and other services as described above, other than those for de minimis services which are approved by the audit committee or our board of directors prior to the completion of the services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On March 31, 2011, we dismissed Sherb & Co., LLP as our accountants. Upon the recommendation of the audit committee of our board of directors, and as ratified and approved by our board of directors, BDO China Li Xin Da Hua was engaged as our independent registered public accounting firm as of March 31, 2011.

Sherb & Co., LLP had been engaged to audit our consolidated balance sheets as of December 31, 2008 and 2009, and the related consolidated statements of income, comprehensive income, equity and cash flows for the periods then ended, in connection with our initial public offering.  Sherb & Co., LLP’s reports for such periods did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During our two most recent fiscal years and the subsequent interim period through June 22, 2011, there were no "disagreements", as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, with Sherb & Co., LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Sherb & Co., LLP would have caused it to make reference to the subject matter of the disagreements in connection with its reports on our consolidated financial statements. Furthermore, no "reportable events", as that term is defined in Item 16F(a)(1)(v) of Form 20-F, occurred within the periods covered by Sherb & Co., LLP's reports on such consolidated financial statements.

During our two most recent fiscal years and the subsequent interim period through June 22, 2011, neither we nor anyone on our behalf, consulted BDO regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements and neither any written report nor any oral advice was provided to us that BDO concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue or (ii) any matter that was either the subject of a "disagreement" with Sherb & Co., LLP or a "reportable event".

On June 22, 2011, we provided both Sherb & Co., LLP and BDO with a copy of the foregoing disclosure. We requested that our former independent registered public accountants, Sherb & Co., LLP, furnish us with a letter addressed to the Securities and Exchange Commission, or the SEC, stating whether or not it agrees with the statements made above, and if not, stating the respects in which it does not agree. We have received the requested letter from Sherb & Co., LLP, a copy of which has been filed as Exhibit 15.1 to this annual report on Form 20-F.

We also requested our new independent registered public accountants, BDO, to review the foregoing disclosures and offered BDO the opportunity to furnish us with a letter addressed to the SEC containing any new information, clarification of our expression of its views or the respects in which it does not agree with the statements by us in response to Item 16F of Form 20-F. BDO had no disagreement with the disclosure and consequently declined the opportunity to furnish us with such a letter.

ITEM 16G.	CORPORATE GOVERNANCE

Our ADSs are listed on the Nasdaq Global Market, or Nasdaq. As such, we are subject to corporate governance requirements imposed by Nasdaq. Under Nasdaq rules, listed non-US companies such as ourselves may, in general, follow their home country corporate governance practices in lieu of some of the Nasdaq corporate governance requirements. A Nasdaq-listed non-US company is required to provide a general summary of the significant differences to its US investors either on the company website or in its annual report distributed to its US investors. We are committed to a high standard of corporate governance. As such, we endeavor to comply with the Nasdaq corporate governance practices and there is no significant difference between our corporate governance practices and what the Nasdaq requires of domestic U.S. companies.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-43.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Documents
1.1	Amended and Restated Memorandum of Association (1)

1.2	Amended and Restated Articles of Association (1)

2.1	Form of American Depositary Receipt (included in Exhibit 2.3)

2.2	Form of Ordinary Share Certificate (1)

2.3	Form of Deposit Agreement (3)

4.1
Share Exchange Agreement between Ultra Glory International Ltd., the shareholder of Ultra Glory International Ltd., Ossen Innovation Materials Group Co., Ltd. and the Shareholders of Ossen Innovation Materials Group Co., Ltd., dated July 7, 2010 (2)

4.2	Form of Sales Contract between Ossen Innovation Materials Co. Ltd. and Shanghai Zhaoyang New Metal Material Co., Ltd. (2)

4.3	Form of Sales Contract between Ossen (Jiujiang) Steel Wire & Cable Co., Ltd. and The Crispin Company (2)

4.4	Form of Sales Contract between Ossen (Jiujiang) Steel Wire & Cable Co., Ltd. and Ibercordones Pretensados S. L. (2)

4.5	Form of Sales Contract between Ossen Innovation Materials Co., Ltd. and Zhangjiagang Ruifeng Iron and Steel Co., Ltd. (2)

4.6	Form of Coating Processing Agreement between Ossen Innovation Materials Co., Ltd. and Zhangjiagang Ruifeng Iron and Steel Co., Ltd. (2)

4.7	Form of Purchase Contract between Ossen Innovation Materials Co., Ltd. and Zhangjiagang Free Trade Zone B.M. International Trading Co., Ltd. (2)

4.8	Form of Sales Contract between Shanghai Z.F.X. Steel Co., Ltd. and Ossen Innovation Materials Co. Ltd. (2)

4.9	Form of Purchase Contract between Ossen Innovation Materials Co., Ltd. and Zhangjiagang Free Trade Zone JinDe Trading Co., Ltd. (2)

4.10	Form of Purchase Contract between Ossen Innovation Materials Co., Ltd. and Jiangsu Shagang Group Co., Ltd. (2)

4.11	Employment Contract by and between Ossen Innovation Co., Ltd. and Liang Tang, dated November 24, 2010(1)

4.12	Form of Stabilization Processing Agreement between Shanghai Zhaoyang New Metal Material Co., Ltd. and Ossen Innovation Materials Co., Ltd. (2)

4.13	Form of Loan Contract between Ossen Innovation Materials Co., Ltd. and Feicuiyuan Branch, Huishang Bank (2)

4.14	Form of Loan Guarantee Contract between Shanghai Ossen Investment Co., Ltd. and Feicuiyuan Branch, Huishang Bank (2)

4.15	Form of Loan Guarantee Contract between Shanghai Z.F.X. Steel Co., Ltd. and Feicuiyuan Branch, Huishang Bank (2)

4.16
Cooperation Agreement between Ossen (Jiujiang) Steel Wire & Cable Co., Ltd., Shanghai Machinery Manufacturing Technology Research Institute, Organization Department of Jiujiang Committee of CPC and Jiujiang Bureau of Science and Technology, dated January 2008 (2)

4.17	Employment Agreement, dated October 26, 2010, entered into by the Company and Yilun Jin.(1)

4.18	Purchase Agreement, dated January 5, 2010, between the Company and Jiangyin Runde Logistics Co., Ltd. (1)

4.19	Purchase Agreement, dated January 1, 2010, between the Company and Jiangsu Shagang Group Co., Ltd. (1)

8.1	Subsidiaries of the Registrant (2)

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

15.1	Letter from Sherb & Co., LLP *

* Attached as an exhibit hereto.

(1)	Incorporated by reference to our Registration Statement on Form F-1, filed on August 3, 2010, or an amendment thereto.

(2)	Incorporated by reference to our Shell Company Report on Form 20-F, filed on July 12, 2010.

(3)	Incorporated by reference to our Registration Statement on Form F-6, filed on December 3, 2010.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OSSEN INNOVATION CO., LTD.

/s/ Wei Hua

Name: Wei Hua
Title: Chief Executive Officer

Date: June 23, 2011

OSSEN INNOVATION CO., LTD.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONTENTS

PAGE	F-2-F-3	REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

PAGE	F-4-F-5	CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2010 AND 2009

PAGE	F-6	CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

PAGE	F-7	CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

PAGE	F-8-F-9	CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

PAGE	F-10–F-44	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACOUNTING FIRM

To the Board of Directors and Stockholders of
Ossen Innovation Co., Ltd.

We have audited the accompanying consolidated balance sheet of Ossen Innovation Co., Ltd. and subsidiaries as of December 31, 2010 and the related consolidated statements of income and other comprehensive income, shareholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ossen Innovation Co., Ltd. and subsidiaries as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO China Li Xin Da Hua CPA Co.,Ltd.

Shenzhen, China
June 23, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACOUNTING FIRM

To the Board of Directors and Stockholders of
Ossen Innovation Co., Ltd.

We have audited the accompanying consolidated balance sheet of Ossen Innovation Co., Ltd. and subsidiaries as of December 31, 2009 and the related consolidated statements of operations and comprehensive income, shareholders' equity and cash flows for the two years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ossen Innovation Co., Ltd. as of December 31, 2009 and the results of its operations and its cash flows for the two years then ended December 31, 2009 in conformity with accounting principles generally accepted in the United States.

/s/ Sherb & Co., LLP
Certified Public Accountants
New York, New York
July 7, 2010

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2010 AND 2009

	December 31,
	2010	2009
ASSETS
Current Assets
Cash and cash equivalents	$12,322,982	$8,409,467
Restricted cash	13,799,018	11,824,214
Notes receivable – bank acceptance notes	17,636,928	150,208
Accounts receivable, net of allowance for doubtful accounts of $37,347 and $42,487 at December 31, 2010 and 2009, respectively	13,332,492	15,157,087
Inventories	27,949,781	10,206,861
Advance to suppliers	25,072,350	19,833,561
Other current assets	3,343,302	964,876
Notes receivable from related party – bank acceptance notes	3,024,895	1,828,234
Account receivable from related party	707,487	-
Total Current Assets	117,189,235	68,374,508
Property, plant and equipment, net	12,029,612	13,088,809
Land use rights, net	4,306,091	4,254,270
Prepayment for plant and equipment	7,562,237	-
TOTAL ASSETS	$141,087,175	$85,717,587

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2010 AND 2009

	December 31,
	2010	2009
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes payable – bank acceptance notes	$26,014,096	$19,744,925
Short-term bank loans	38,325,414	27,350,377
Accounts payable	2,493,665	240,275
Customer deposits	833,768	5,189,759
Income tax payable	662,585	110,493
Other payables and accrued expenses	94,510	32,473
Due to shareholder	-	12,869,939
Total Current Liabilities	68,424,038	65,538,241
TOTAL LIABILITIES	68,424,038	65,538,241

EQUITY
Shareholders' Equity
Ordinary shares, $0.01 par value: 100,000,000 shares authorized, 20,000,000 and 15,000,000 shares issued and outstanding as of December 31, 2010 and 2009, respectively	200,000	150,000
Additional paid-in capital	33,338,096	100,000
Statutory reserve	2,674,457	1,093,331
Retained earnings	25,887,113	12,819,901
Accumulated other comprehensive income	2,192,996	543,036
TOTAL SHAREHOLDERS’ EQUITY	64,292,662	14,706,268
Non-controlling interest	8,370,475	5,473,078
TOTAL EQUITY	72,663,137	20,179,346
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$141,087,175	$85,717,587

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

	Year Ended December 31,
	2010	2009	2008

REVEUNUES	$117,453,024	$101,087,796	$82,742,310
COST OF GOODS SOLD	92,893,796	87,659,925	70,532,733
GROSS PROFIT	24,559,228	13,427,871	12,209,577
Selling expenses	660,934	503,724	4,326,491
General and administrative expenses	1,201,518	1,143,672	1,316,606
Total Operating Expenses	1,862,452	1,647,396	5,643,097

INCOME FROM OPERATIONS	22,696,776	11,780,475	6,566,480
Financial expenses, net	(2,437,426)	(1,496,712)	(1,891,671)
Other income, net	151,757	183,495	380,766
INCOME BEFORE INCOME TAX	20,411,107	10,467,258	5,055,575
INCOME TAX	(2,865,372)	(740,053)	(291,520)
NET INCOME	17,545,735	9,727,205	4,764,055
LESS: NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST	2,897,397	1,714,670	809,437
NET INCOME ATTRIBUTABLE TO CONTROLLING INTEREST	14,648,338	8,012,535	3,954,618
OTHER COMPREHENSIVE INCOME
Foreign currency translation gain	1,649,960	31,146	420,883
TOTAL OTHER COMPREHENSIVE INCOME	1,649,960	31,146	420,883
COMPREHENSIVE INCOME	$16,298,298	$8,043,681	$4,375,501

EARNINGS PER ORDINARY SHARE
Basic and diluted	$0.97	$0.53	$0.29
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic and diluted	15,150,685	15,000,000	15,000,000

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

	Total Ossen Innovation Co., Ltd. Shareholders’ Equity
	Ordinary Shares		Additional	Accumulated Other			Non
	$0.01 Par Value		Paid-in	Comprehensive	Statutory	Retained	Controlling
	Shares	Amount	Capital	Income	Reserve	Earnings	Interest	Total
Balance at January 1, 2008	15,000,000	$150,000	$100,000	$91,007	$238,676	$1,707,403	$2,948,971	$5,236,057
Net income	-	-	-	-	-	3,954,618	809,437	4,764,055
Transfer to statutory reserve	-	-	-	-	422,921	(422,921)	-	-
Foreign currency translation adjustment	-	-	-	420,883	-	-	-	420,883
Balance at December 31, 2008	15,000,000	150,000	100,000	511,890	661,597	5,239,100	3,758,408	10,420,995
Net income	-	-	-	-		8,012,535	1,714,670	9,727,205
Transfer to statutory reserve	-	-	-	-	431,734	(431,734)	-	-
Foreign currency translation adjustment	-	-	-	31,146	-	-	-	31,146
					-
Balance at December 31, 2009	15,000,000	150,000	100,000		1,093,331	12,819,901	5,473,078	20,179,346
Net income	-	-	-	-	-	14,648,338	2,897,397	17,545,735
Transfer to statutory reserve	-	-	-	-	1,581,126	(1,581,126)	-	-
Issuance of ordinary shares	5,000,000	50,000	20,295,000	-	-	-	-	20,345,000
Share-based compensation to employee	-	-	19,096	-	-	-	-	19,096

Debt forgiven by shareholder	-	-	12,924,000	-	-	-	-	12,924,000
Foreign currency translation adjustment	-	-	-	1,649,960		-	-	1,649,960
					-
Balance at December 31, 2010	20,000,000	$200,000	$33,338,096	$2,192,996	$2,674,457	$25,887,113	$8,370,475	$72,663,137

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

	Year Ended December 31,
	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$17,545,735	$9,727,205	$4,764,055
Adjustments to reconcile net income to net cash provided by/ (used in) operating activities:
Depreciation and amortization	1,838,794	1,457,784	1,555,624
Share-based compensation expense	19,096	-	-
Changes in operating assets and liabilities:
(Increase) Decrease In:
Accounts receivable	1,824,595	(10,443,599)	1,002,464
Inventories	(17,742,920)	(906,600)	(2,112,944)
Advance to suppliers	(5,238,789)	(562,867)	(12,408,746)
Other current assets	(2,378,426)	(671,517)	9,504
Notes receivable - bank acceptance notes	(17,486,720)	(150,208)	-
Notes receivable from related party - bank acceptance notes	(1,196,661)	(1,828,234)	-
Account receivable from related party	(707,487)	-	-
Due from and advance to related party	-	-	3,846,600
Increase (Decrease) In:
Accounts payable	2,253,390	(188,166)	(35,011)
Customer deposits	(4,355,991)	2,253,492	2,749,301
Income tax payable	552,092	104,028	(134,501)
Other payables and accrued expenses	62,037	(1,442,999)	(1,616,329)
Due to shareholder	-	(117,649)	145,896
Net cash used in operating activities	(25,011,255)	(2,769,330)	(2,234,087)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	(73,466)	(209,511)	(2,666,665)
Prepayment for purchases of plant and equipment	(7,562,237)	-	-
Net cash used in investing activities	(7,635,703)	(209,511)	(2,666,665)

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

	Year Ended December 31,
	2010	2009	2008
CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in restricted cash	(1,974,804)	(1,847,122)	(5,465,258)
Proceeds from short-term bank loans	57,578,620	35,687,123	22,322,080
Repayments of short-term bank loans	(46,603,583)	(27,789,153)	(21,446,704)
Proceeds from notes payable-bank acceptance notes	50,216,280	50,771,789	18,236,993
Repayment of notes payable-bank acceptance notes	(43,947,109)	(49,263,858)	(10,937,778)
Cash dividend paid to a shareholder	-	-	(2,364,274)
Proceeds from issuance of ordinary shares to public, net of issuance cost	20,345,000	-	-
Net cash provided by financing activities	35,614,404	7,558,779	345,059

INCREASE IN CASH AND CASH EQUIVALENTS	2,967,446	4,579,938	(4,555,693)
Effect of exchange rate changes on cash	946,069	68,214	1,581,392
Cash and cash equivalents at beginning of period	8,409,467	3,761,315	6,735,616
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$12,322,982	$8,409,467	$3,761,315

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid during the periods:
Income taxes paid	$2,355,451	$637,267	$441,029
Interest paid	$1,949,982	$1,492,404	$1,514,114
Non-cash transactions:
Appropriation to statutory reserve	$1,581,126	$431,734	$422,921
Debt forgiven by shareholder	$12,924,000	$-	$-

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

Ossen Innovation Co., Ltd., (“Ossen Innovation”) formerly known as Ultra Glory International, Ltd., or Ultra Glory, is a British Virgin Islands limited liability company organized on January 21, 2010 under the BVI Business Companies Act, 2004 (the “BVI Act”). Ultra Glory was a blank check company formed for the purpose of acquiring, through a share exchange, asset acquisition or other similar business combination, an operating business.

Business Combination

On July 7, 2010, Ultra Glory and its sole shareholder entered into a share exchange agreement with Ossen Innovation Materials Group, Co., Ltd, or Ossen Innovation Group, a British Virgin Islands limited liability company organized on April 30, 2010 under the BVI Act and the shareholders of Ossen Innovation Group. Pursuant to the share exchange agreement, Ultra Glory acquired from the shareholders of Ossen Innovation Group all of the issued and outstanding shares of Ossen Innovation Group, in exchange for an aggregate of 10,000,000 newly issued ordinary shares issued by Ultra Glory to the shareholders of Ossen Innovation Group. In addition, the sole shareholder of Ultra Glory sold all of the 5,000,000 ordinary shares of Ultra Glory that were issued and outstanding prior to the business combination, to the shareholders of Ossen Innovation Group for cash, at a price of $0.03 per share. As a result, the individuals and entities that owned shares of Ossen Innovation Group prior to the business combination acquired 100% of the equity of Ultra Glory, and Ultra Glory acquired 100% of the equity of Ossen Innovation Group. Ossen Innovation Group is now a wholly owned subsidiary of Ultra Glory. In conjunction with the business combination, Ultra Glory filed an amended charter, pursuant to which Ultra Glory changed its name to Ossen Innovation Co., Ltd., changed its fiscal year end to December 31 and increased its authorized shares to 100,000,000. Upon the consummation of the business combination, the company ceased to be a shell company. Ossen Innovation, together with its subsidiaries, is referred to as the “Company,” unless specific reference is made to a company or entity.

The effect of the share exchange and the share sale is such that effectively a reorganization of the entities has occurred for accounting purposes and is deemed to be a reverse acquisition. Subsequent to the share exchange the financial statements presented are those of a combined Ossen Innovation Group and its subsidiaries, as if the share exchange had been in effect retroactively for all periods presented.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

The share exchange acquisition is accounted for as a “reverse acquisition” since, immediately following completion of the transaction, the shareholders of Ossen Innovation Group have had effective control of Ultra Glory. For accounting purposes, Ossen Innovation Group is deemed to be the accounting acquirer in the transaction and, consequently, the transaction is treated as a recapitalization of Ultra Glory, i.e., a capital transaction involving the issuance of shares by Ultra Glory for the shares of Ossen Innovation Group. Accordingly, the combined assets, liabilities and results of operations of Ossen Innovation Group and its subsidiaries, became the historical financial statements of Ultra Glory at the closing of the share exchange, and Ultra Glory’s assets (primarily cash and cash equivalents), liabilities and results of operations is consolidated with those of Ossen Innovation Group beginning on the share exchange date. No step-up in basis or intangible assets or goodwill is recorded in this transaction. As this transaction is being accounted for as a reverse acquisition, all direct costs of the transaction is charged to additional paid-in capital. All professional fees and other costs associated with transaction were expensed. The 15,000,000 shares of Ultra Glory, subsequent to the July 7, 2010 share exchange, are presented as if they are outstanding for all periods presented, as these are held 100% by the equity owners of Ossen Innovation Group as of the share exchange and the share sale.

The Company’s Shareholders

Dr. Tang, the Company’s chairman, owns 100% of the shares of Effectual Strength Enterprises Ltd., a British Virgin Islands company, which currently owns 59.4% of the Company’s outstanding ordinary shares. The spouse of the Company’s chief executive officer, Wei Hua, owns 100% of the shares of Fascinating Acme Development Ltd., which owns 3% of the Company’s outstanding ordinary shares. The spouse of the chief executive officer of Shanghai ZFX, which is an affiliated company of the Company that supplies the Company with raw materials, owns 100% of the shares of Gross Inspiration Development Ltd., which owns 3% of the Company’s outstanding ordinary shares. 25% of the Company’s ordinary shares, or 5 million shares, were issued in the Company’s initial public offering in December 2010 and are currently trading on NASDAQ in the form of ADS’s. The holders of the remaining 9.6% of the Company’s shares are investors that are residents of the PRC and are unaffiliated with Ossen.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

The Company’s Subsidiaries

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

Topchina is a British Virgin Islands limited liability company organized on November 3, 2004. Ossen Materials and Topchina directly own an operating subsidiary in China, Ossen (Jiujiang) Steel Wire & Cable Co., Ltd., or Ossen Jiujiang. Ossen Materials owns 20.46% of the equity of Ossen Jiujiang and Topchina owns 79.54%.

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

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Ossen Jiujiang

On April 6, 2005, Shanghai Ossen Investment Holdings (Group) Co., Ltd., or Ossen Shanghai, acquired a portion of the bankruptcy assets of Jiujiang Tianlong Galvanized Prestressing Steel Strand LLC, including equipment, land use rights and inventory for approximately $2.9 million. Ossen Jiujiang was formed by Ossen Shanghai in the PRC as a Sino-foreign joint venture limited liability company on April 13, 2005. Ossen Shanghai then transferred the newly acquired assets to Ossen Jiujiang. At its inception, Ossen Jiujiang was owned by two entities: 33.3% of its equity was held by Ossen Asia and 66.7% by Ossen Shanghai. In June 2005, Ossen Shanghai transferred its entire interest in Ossen Jiujiang to Topchina in exchange for approximately $2.9 million. In October 2007, Topchina transferred 41.7% of the equity in Ossen Jiujiang to Ossen Asia for no consideration. On December 17, 2007, Ossen Asia transferred all of its shares in Ossen Jiujiang to Ossen Materials for no consideration. On December 27, 2010, the paid-in capital of Ossen Jiujiang increased from approximately $6,048,509 (RMB 50,000,000) to approximately $26,048,509 (RMB 183,271,074) and was injected by cash of approximately $20,000,000 (RMB 133,271,074) from its shareholder Topchina. Since then, 20.46% of the equity interest of Ossen Jiujiang has been held by Ossen Materials and 79.54% by Topchina.

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

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

At December 31, 2010, the subsidiaries of Ossen Innovation Co., Ltd were as follows:

Name	Domicile and Date of Incorporation	Paid-in Capital		Percentage of Effective Ownership	Principal Activities

Ossen Innovation Materials Group, Co., Ltd. (“Ossen Innovation Group”)	BVI April 30, 2010	USD	-	100%	Investments holdings

Ossen Group (Asia) Co., Ltd. ("Ossen Asia")	BVI February 7, 2002	USD	-	100%	Investments holdings

Topchina Development Group Ltd. ("Topchina")	BVI November 3, 2004	USD	-	100%	Investments holdings

Ossen Innovation Materials Co., Ltd. ("Ossen Meterials")	The PRC October 27, 2004	RMB	75,000,000	81%	Design, engineering, manufacture and sale of customized prestressed steel materials

Ossen (Jiujiang) Steel Wire & Cable Co., Ltd. ("Ossen Jiujiang")	The PRC April 13, 2005	RMB	183,271,074	96.11%	Design, engineering, manufacture and sale of customized prestressed steel materials

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Ossen Innovation Co., Ltd. and its subsidiaries. Intercompany accounts and transactions have been eliminated upon consolidation.

Use of Estimates

The preparation of the consolidated and combined financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made. Actual results could differ from those estimates.

Non-controlling Interest

Non-controlling interests in the Company’s subsidiaries are recorded in accordance with the provisions of FASB Accounting Standards Codification 810 Consolidation (“ASC 810”) and are reported as a component of equity, separated from the parent’s equity. Purchase or sale of equity interests that do not result in a change of control are accounted for as equity transactions. Results of operations attributable to the non-controlling interest are included in our consolidated results of operations and, upon loss of control, the interest sold, as well as interest retained, if any, will be reported at fair value with any gain or loss recognized in earnings.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States dollars (“US$” or “$”). The functional currency of the Company is Renminbi (“RMB”). The consolidated financial statements are translated into United States dollars from RMB at year-end exchange rates as to assets and liabilities and average exchange rates as to revenues and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The resulting transaction adjustments are recorded as a component of shareholders’ equity. Gains and losses from foreign currency transactions are included in net income.

	2010	2009	2008
Year end RMB: US$ exchange rate	6.6118	6.8542	6.8372
Average yearly RMB: US$ exchange rate	6.7788	6.9623	6.8409

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

Revenue Recognition

Revenues represent the invoiced value of goods sold recognized upon the delivery of goods to customers. Revenues are recognized when all of the following criteria are met:

●	Persuasive evidence of an arrangement exists,
●	Delivery has occurred or services have been rendered,
●	The seller’s price to the buyer is fixed or determinable, and
●	Collectability is reasonable assured.

There were no sales returns and allowances for the years ended December 31, 2010, 2009 and 2008. The Company does not provide unconditional right of return, price protection or any other concessions to its customers.

Cost of Sales

Cost of revenue includes direct and indirect production costs, as well as freight in and handling costs for products sold.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Selling Expenses

Selling expenses include operating expenses such as sales commissions, payroll, traveling expenses, transportation expenses and advertising expenses.

General and Administrative (“G&A”) Expenses

General and administrative expenses include management and office salaries and employee benefits, deprecation for office facility and office equipment, travel and entertainment, legal and accounting, consulting fees and other office expenses.

Research and Development

Research and development costs are expensed as incurred and totaled approximately $595,477, $1,100,000 and $1,500,000 for the years ended December 31, 2010, 2009 and 2008, respectively. Research and development costs are included in cost of goods sold in the accompanying statements of operations. Research and development costs are incurred on a project specific basis.

Retirement Benefits

Retirement benefits in the form of contributions under defined contribution retirement plans to the relevant authorities are charged to operations as incurred. Retirement benefits of $144,418, $65,710 and $30,131 were charged to operations for the years ended December 31, 2010, 2009 and 2008, respectively.

Stock-Based Compensation

Stock-based compensation includes 1) stock options and common stock awards granted to employees and directors for services, and are accounted for under FASB ASC 718 “Compensation - Stock Compensation”, and 2) common stock awards granted to consultants which are accounted for under FASB ASC 505-50 “Equity - Equity-Based Payments to Non-Employees”.

All grants of common stock awards and stock options to employees and directors are recognized in the financial statements based on their grant date fair values. The Company has elected to recognize compensation expense using the straight-line method for all common stock awards and stock options granted with service conditions that have a graded vesting schedule, with a corresponding charge to additional paid-in capital.

Common stock awards are granted to directors for services provided. The vested portions of common stock awards granted but not yet issued are recorded in Common Stock to be Issued until issuance.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Common stock awards issued to consultants represent common stock granted to non-employees in exchange for services at fair value. The measurement dates for such awards are set at dates that the contracts are entered into as the awards are non-forfeitable and vest immediately. The measurement date fair value is then recognized over the service period as if the Company has paid cash for such service. The Company does not have significant grants to consultants for any of the period presented.

The Company estimates fair value of common stock awards based on the number of shares granted and the quoted price of the Company’s common stock on the date of grant.

The fair value of stock options is estimated using the Black-Scholes model. The Company’s expected volatility assumption is based on the historical volatility of the Company’s stock. The expected life assumption is presumed to be the mid-point between the vesting date and the end of the contractual term, as is permitted for “plain vanilla” employee stock options. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

FASB ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates. Forfeiture rate is estimated based on historical and future expectation of employee turnover rate and are adjusted to reflect future change in circumstances and facts, if any. Share-based compensation expense is recorded net of estimated forfeitures such that expense was recorded only for those stock options and common stock awards that are expected to vest.

Income Taxes

The Company accounts for income taxes following the liability method pursuant to FASB ASC 740 “Income Taxes”. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company uses FASB ASC 740 (formerly FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”)). – an interpretation of FASB Statement No. 109, Accounting for Income Taxes. . The Interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2010, the Company did not have a liability for unrecognized tax benefits.

The Company has not provided for income taxes on accumulated earnings amounting $25,906,209 that are subject to the PRC dividend withholding tax as of December 31, 2010, since these earnings are intended to be permanently reinvested.

Value-Added Tax (“VAT”)

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

The VAT deductible balance of $97,961 and $535,824 at December 31, 2010, and 2009 respectively are included in Other Current Assets in the accompanying consolidated balance sheets.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Statutory Reserve

In accordance with the PRC Regulations on Enterprises with Foreign Investment, an enterprise established in the PRC with foreign investment is required to provide for certain statutory reserves, namely (i) General Reserve Fund, (ii) Enterprise Expansion Fund and (iii) Staff Welfare and Bonus Fund, which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A wholly-owned foreign enterprise (“WOFE”) is required to allocate at least 10% of its annual after-tax profit to the General Reserve Fund until the balance of such fund has reached 50% of its respective registered capital. A non-wholly-owned foreign invested enterprise is permitted to provide for the above allocation at the discretion of its board of directors. Appropriations to the Enterprise Expansion Fund and Staff Welfare and Bonus Fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

As a result, $1,581,126, $431,734 and $422,921 have been appropriated to the accumulated statutory reserves by the Company’s PRC subsidiaries for the years ended December 31, 2010, 2009 and 2008, respectively.

Comprehensive Income

Comprehensive income is defined as the change in equity during the year from transactions and other events, excluding the changes resulting from investments by owners and distributions to owners, and is not included in the computation of income tax expense or benefit. Accumulated comprehensive income consists of foreign currency translation.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

For financial reporting purposes, the Company considers all highly liquid investments purchased with original maturity of three months or less to be cash equivalents. The Company maintains no bank account in the United States of America. The Company maintains its bank accounts in Mainland China and Hong Kong. Balances at financial institutions or state-owned banks within the Mainland China are not covered by insurance. However, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts. According to the rules of Hong Kong Deposit Protection Board, in case a member bank of Deposit Protection Scheme (“DPS”) fails, the DPS will pay compensation up to a maximum of $64,241 (HK$500,000) to each depositor of the failed Scheme member.

Restricted Cash

Restricted cash represents amounts held by a bank as security for bank acceptance notes and therefore is not available for the Company’s use until such time as the bank acceptance notes have been fulfilled or expired, normally within twelve month period.

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

The company’s financial instruments primarily consist of cash and cash equivalents, accounts receivable, notes receivable, accounts payable, notes payable, other payables, short-term bank loans.

Cash and cash equivalents include money market securities and commercial paper that are considered to be highly liquid and easily tradable. These securities are valued using inputs observable in active markets for identical securities and are therefore classified as Level 1 within the fair value hierarchy.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

As of the balance sheet dates, the estimated fair values of financial instruments were not materially different from their carrying value as presented due to the short maturities of these instruments and that the interest rates on the borrowing approximate those that would have been available for loans of similar remaining maturity and risk profile.

Accounts Receivable

Accounts receivable are carried at net realizable value. The Company reviews its accounts receivables on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s historical payment history, its current credit-worthiness and current economic trends. Accounts are written off after exhaustive efforts at collection. If accounts receivable are to be provided for, or written off, they would be recognized in the consolidated statement of operations within operating expenses. Balance of allowance of doubtful accounts was $37,347 and $42,487 at December 31, 2010 and 2009, respectively. Among the accounts receivable balance of $13,332,492, the aging of $11,710,224 was within 60 days, $1,019,875 was between 60-90 days and $602,393 was over 90 days. The balance of accounts receivable was $13,332,492 at December 31, 2010, of which $12,799,322 was collected subsequently.

Inventories

Inventories are stated at the lower of cost or net realizable value, which is based on estimated selling prices less any further costs expected to be incurred for completion and disposal. Cost of raw materials is calculated using the weighted average method and is based on purchase cost. Work-in-progress and finished goods costs are determined using the weighted average method and comprise direct materials, direct labor and an appropriate proportion of overhead. At December 31, 2010 and 2009 the Company has no reserve for inventories.

Advance to Suppliers

Advance to Suppliers represents interest-free cash paid in advance to suppliers for purchases of raw materials. The balance of advance to suppliers was $25,072,350 and $19,833,561 at December 31, 2010 and 2009, respectively. Among the balance of $25,072,350, the aging of $24,647,055 was within 60 days, $6,780 was between 60-90 days and $418,515 was over 90 days. No allowance was provided for the prepayments balance at December 31, 2010.

Customer Deposits

Customer deposits consist of amounts paid to the Company in advance for the sale of products in the PRC. The Company receives these amounts and recognizes them as a current liability until the revenue can be recognized when the goods are delivered. The balance of customer deposits was $833,768 and $5,189,759 at December 31, 2010 and 2009, respectively.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Prepayment for Property, Plant, and Equipment

Prepayment for property, plant, and equipment represents cash paid in advance to suppliers for purchases of property, plant, and equipment for capacity expansion. The balance of prepayment for property, plant and equipment was $7,562,237 at December 31, 2010 and nil at December 31, 2009 and 2008, respectively. See note 19.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost less accumulated depreciation, and include expenditure that substantially increases the useful lives of existing assets.

Depreciation is provided over their estimated useful lives, using the straight-line method. Estimated useful lives are as follows:

Plant, buildings and improvements	5 ~ 20 years
Machinery and equipment	5 ~ 20 years
Motor vehicles	5 years
Office Equipment	5 ~ 10 years

When assets are sold or retired, their costs and accumulated depreciation are eliminated from the consolidated financial statements and any gain or loss resulting from their disposal is recognized in the period of disposition as an element of other income. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized.

Land Use Rights

According to the PRC laws, the government owns all the land in the PRC. Companies or individuals are authorized to possess and use the land only through land use rights granted by the Chinese government. The land use rights granted to the Company are being amortized using the straight-line method over the lease term of fifty years.

Impairment of Long-Lived Assets

Finite-lived intangible assets are amortized over their respective useful lives and, along with other long-lived assets, are evaluated for impairment periodically whenever events or changes in circumstances indicate that their related carrying amounts may not be recoverable in accordance with FASB ASC 360, “Property, Plant and Equipment”.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In evaluating long-lived assets for recoverability, including finite-lived intangibles and property and equipment, the Company uses its best estimate of future cash flows expected to result from the use of the asset and eventual disposition in accordance with FASB ASC 360-10-15. To the extent that estimated future, undiscounted cash inflows attributable to the asset, less estimated future, undiscounted cash outflows, are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such asset and its fair value. Assets to be disposed of and for which there is a committed plan of disposal, whether through sale or abandonment, are reported at the lower of carrying value or fair value less costs to sell.

No impairment loss is subsequently reversed even if facts and circumstances indicate recovery. There was no impairment loss recognized for the years ended December 31, 2010, 2009 and 2008.

Related Party

In general, related parties exist when there is a relationship that offers the potential for transactions at less than arm’s-length, favorable treatment, or the ability to influence the outcome of events different from that which might result in the absence of that relationship. A related party may be any of the followings: a) affiliate, a party that directly or indirectly controls, is controlled by, or is under common control with another party; b) principle owner, the owner of record or known beneficial owner of more than 10% of the voting interest of an entity; c) management, persons having responsibility for achieving objectives of the entity and requisite authority to make decision; d) immediate family of management or principal owners; e) a parent company and its subsidiaries; d) other parties that has ability to significant influence the management or operating policies of the entity. This item is discussed in further detail in Note 9 – Related Party Transactions.

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

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Exchange Risk

The Company cannot guarantee that the current exchange rate will remain steady, therefore there is a possibility that the Company could post the same amount of profit for two comparable periods and because of a fluctuating exchange rate actually post higher or lower profit depending on exchange rate of PRC Renminbi (RMB) converted to U.S. dollars on the date. The exchange rate could fluctuate depending on changes in the political and economic environments without notice.

Recently Issued Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update 2010-05 (ASU 2010-05), “Compensation – Stock Compensation (Topic 718)”. This standard codifies EITF Topic D-110 Escrowed Share Arrangements and the Presumption of Compensation and is effective immediately. The provisions of ASU 2010-05 did not have a material effect on the Company’s consolidated financial statements and is effective immediately.

In January 2010, the FASB issued Accounting Standards Update 2010-06 (ASU 2010-06), “Fair Value Measurements and Disclosures (Topic 820)”: Improving Disclosures about Fair Value Measurements. This amendment to Topic 820 has improved disclosures about fair value measurements on the basis of input received from the users of financial statements. This is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early adoption is permitted. The provisions of ASU 2010-06 did not have a material effect on the Company’s consolidated financial statements.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In February 2010, the FASB issued Accounting Standards Update 2010-10 (ASU 2010-10), "Consolidation (Topic 810)." The amendments to the consolidation requirements of Topic 810 resulting from the issuance of Statement 167 are deferred for a reporting entity's interest in an entity (1) that has all the attributes of an investment company or (2) for which it is industry practice to apply measurement principles for financial reporting purposes that are consistent with those followed by investment companies. An entity that qualifies for the deferral will continue to be assessed under the overall guidance on the consolidation of variable interest entities in Subtopic 810-10 (before the Statement 167 amendments) or other applicable consolidation guidance, such as the guidance for the consolidation of partnerships in Subtopic 810-20. The deferral is primarily the result of differing consolidation conclusions reached by the International Accounting Standards Board ("IASB") for certain investment funds when compared with the conclusions reached under Statement 167. The deferral is effective as of the beginning of a reporting entity's first annual period that begins after November 15, 2009, and for interim periods within that first annual reporting period, which coincides with the effective date of Statement 167. Early application is not permitted. The provisions of ASU 2010-10 was effective for the Company beginning in 2010. The adoption of ASU 2010-10 did not have a material impact on the Company’s consolidated financial statements.

In April 2010, the FASB issued Accounting Standards Update 2010-13 (ASU 2010-13), "Compensation—Stock Compensation (Topic 718)." This Update provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in ASU 2010-13 are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The provision of ASU 2010-13 are not expected to have a material effect on the Company’s consolidated financial statements.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In December 2010, the FASB issued ASU 2010-29 an accounting pronouncement related to business combinations (“FASB ASC Topic 815”), which specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. It also expands the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments in this Update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The adoption of this pronouncement is not expected to have a material impact on our consolidated financial statements.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

NOTE 3 – CONCENTRATION

Concentration of major customers and suppliers:

	Year Ended December 31,
	2010		2009		2008

Major customers with revenues of more than 10% of the Company’s sales
Company A	$37,685,302	32%	$17,687,139	17%	$
Company B	21,213,241	18%	-
Company C	14,701,440	13%	54,353,402	54%		29,652,631	35%
Company D						15,566,989	19%
Company E						12,996,522	16%
Total Revenues	73,599,982	63%	72,040,541	71%		58,216,142	70%

Major suppliers with purchases of more than 10% of the Company’s purchases
Company V	$-	-	$8,929,441	11%	$
Company W	-	-	11,487,206	14%		20,482,023	28%
Company X	50,156,639	49%	-	-
Company Y	25,665,687	25%	8,819,740	11%		9,545,777	13%
Company Z	15,397,496	15%	45,385,041	54%		22,233,251	31%
Total Purchase	91,219,822	89%	74,621,428	89%		52,261,051	72%

Accounts receivable related to the Company’s major customers comprised 20% and 36% of all accounts receivable as of December 31, 2010 and 2009, respectively.

Accounts payable related to the Company’s major suppliers comprised 81% and 38% of all accounts payable as of December 31, 2010 and 2009, respectively.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

NOTE 4 – ACCOUNTS RECEIVABLE

Accounts receivable is net of allowance for doubtful accounts.

	December 31,
	2010	2009

Accounts receivable	$13,369,839	$15,199,574
Less: allowance for doubtful accounts	(37,347)	(42,487)
Accounts receivable, net	$13,332,492	$15,157,087

Changes in the allowance for doubtful accounts are as follows:

	December 31,
	2010	2009

Beginning balance	$42,487	$35,782
(Reversal)/Provision for doubtful accounts	(5,140)	6,705
Ending balance	$37,347	$42,487

NOTE 5 – INVENTORIES

	December 31,
	2010	2009

Raw materials	$21,436,186	$5,584,313
Work-in-progress	450,022	237,422
Finished goods	6,063,573	4,385,126
Inventories	27,949,781	10,206,861
Less: Provision for slow-moving	-	-
Inventories, net	$27,949,781	$10,206,861

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

NOTE 6 – NOTES RECEIVABLE

Bank acceptance notes:	December 31,
	2010	2009

Due June 28, 2011	$1,453,740	$-
Due June 26, 2011	756,224	-
Due June 23, 2011	1,512,447	-
Due June 21, 2011	302,492	-
Due May 30, 2011, subsequently settled on due date	1,512,447	-
Due May 30, 2011, subsequently settled on due date	1,512,447	-
Due May 26, 2011, subsequently settled on due date	756,224	-
Due May 16, 2011, subsequently settled on due date	756,224	-
Due May 16, 2011, subsequently settled on due date	1,512,447	-
Due April 29, 2011, subsequently settled on due date	1,512,447	-
Due April 23, 2011, subsequently settled on due date	1,512,447	-
Due April 9, 2011, subsequently settled on due date	1,512,447	-
Due April 8, 2011, subsequently settled on due date	1,512,447	-
Due February 25, 2011, subsequently settled on due date	756,224	-
Due February 12, 2011, subsequently settled on due date	756,224	-
Due April 13, 2010, subsequently settled on due date	-	150,208
Total	$17,636,928	$150,208

Notes receivable are received from customers for the purchase of the Company’s products and are issued by financial institutions that entitle the Company to receive the full face mount from the financial institution at maturity, which bears no interest and generally ranges from three to six months from the date of issuance.

NOTE 7 – OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31,
	2010	2009

Security deposits	$3,230,329	$410,255
VAT deductible	97,961	535,824
Other receivables	15,012	18,797
	$3,343,302	$964,876

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

NOTE 8 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	December 31,
	2010	2009
At Cost:
Plant and buildings	$4,036,543	$3,899,669
Machinery and equipment	14,338,467	13,801,699
Motor vehicles	256,378	247,926
Office equipment	103,855	97,266
	18,735,243	18,046,560
Less: Accumulated depreciation
Buildings	(991,927)	(684,755)
Machinery and equipment	(5,416,028)	(4,036,209)
Motor vehicles	(207,145)	(163,593)
Office equipment	(90,531)	(73,194)
	(6,705,631)	(4,957,751)
Property, plant and equipment, net	$12,029,612	$13,088,809

Depreciation expense for the years ended December 31, 2010, 2009 and 2008 was $1,747,880, $1,367,244, and $1,461,337 respectively.

The net book value of property, plant and equipment pledged as collateral for bank loans was $1,001,190 and $1,923,204 at December 31, 2010 and 2009, respectively.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

NOTE 9 – LAND USE RIGHTS

Land use rights consist of the following:

	December 31,
	2010	2009

Cost of land use rights	$4,660,601	$4,506,975
Less: Accumulated amortization	(354,510)	(252,705)
Land use rights, net	$4,306,091	$4,254,270

Amortization expense for the years ended December 31, 2010, 2009 and 2008 was $90,914, $79,361, and $89,733 respectively.

Amortization expense for the next five years and thereafter is as follows:

2011	$93,212
2012	93,212
2013	93,212
2014	93,212
2015	93,212
Thereafter	3,840,031
Total	$4,306,091

NOTE 10 – RELATED PARTY TRANSACTIONS

(a)	Names and Relationship of Related Parties:

Existing Relationship with the Company
Dr. Tang	Chairman and controlling shareholder of the Company
Shanghai Zhengfangxing Steel Co., Ltd. (“SZS”)	Under common control of Dr. Tang
Shanghai Ossen Investment Co., Ltd. (“SOI”)	Under common control of Dr. Tang
Shanghai Ossen Investment Holdings (Group) Co., Ltd. (“Ossen Shanghai)	Dr. Tang is the President
Shanghai Zhaoyang New Metal Material Co., Ltd. (“Zhaoyang”)	Zhaoyang owns a 30% interest in Ossen Shanghai
Shanghai Pujiang Cable Co., Ltd. (“Shanghai Pujiang”)	Subsidiary of Ossen Shanghai since September 2010

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

NOTE 10 – RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Summary of Balances with Related Party:
	December 31,
	2010	2009
Notes receivable from related party:
SZS, due April 20, 2011, subsequently settled on due date	$1,512,448	$-
SZS, due February 15, 2011, subsequently settled on due date	1,512,447	-
SZS, due June 11, 2010, subsequently settled on due date	-	804,423
SZS, due March 25, 2010, subsequently settled on due date	-	1,023,811
	$3,024,895	$1,828,234

The interest-free, unsecured notes were provided to a related party to assist with their working capital need.

	December 31,
	2010	2009
Account receivable from related party:
Shanghai Pujiang	$707,487	$410,009

Shanghai Pujiang is a customer of the Company. The balance of account receivable from related party arises from the sales of our products to Shanghai Pujiang. Since Shanghai Pujiang was acquired by Ossen Shanghai on September 28, 2010, the balance of account receivable from related party of $410,009 as of December 31, 2009 was included in the balance of Accounts Receivable in the consolidated balance sheet as of December 31, 2009. The balance of account receivable from related party was all collected subsequently.

	December 31,
	2010	2009
Due to shareholder:
Dr. Tang	$-	$12,869,939

Dr. Tang is the chairman and controlling interest shareholder of the Company. From time to time, Dr. Tang paid operating expenses on behalf of the Company to assist with the Company’s cash needs for business purposes. Dr. Tang had provided a one-time interest-free loan (the “Loan”) to Topchina and Ossen Asia in connection with an investment in the Company’s subsidiary Ossen Materials by Topchina and Ossen Asia.

On November 26, 2010, the Company and its wholly owned subsidiaries Topchina and Ossen Asia entered into a loan contribution agreement (the “Agreement”) with Dr. Tang. Pursuant to the Agreement, the Loan totaling approximately $12,924,000 cancelled and forgiven, and the loan balance is treated as a contribution to the capital of the Company. The Company and its subsidiaries have been fully released from any obligations under the Loan and the Loan has been extinguished and discharged.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

NOTE 10 – RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Summary of Related Party Transactions:

		The Year Ended December 31,
		2010	2009	2008

SZS	SZS provided guarantee for the short-term bank loans borrowed by the Company	$26,316,581	$8,775,521	$6,857,110

	SZS sold raw materials to the Company	$5,199,891	$11,487,206	$20,482,023

SOI	SOI provided guarantee for the short-term bank loans borrowed by the Company	$11,645,845	$5,411,572	$5,398,150

Zhaoyang	Zhaoyang purchased products from the Company	$14,701,440	$54,353,402	$29,652,631

Shanghai Pujiang	Shanghai Pujiang purchased products from the Company	$2,292,532	$2,097,377	$1,043,478

NOTE 11 – OTHER PAYABLES AND ACCRUED EXPENSES

Other payables and accrued expenses consist of the following:

	December 31,
	2010	2009

Other taxes payable	$61,084	$-
Accrued payroll & welfare	17,246	-
Others	16,180	32,473
	$94,510	$32,473

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

NOTE 12 – NOTES PAYABLE

Bank acceptance notes:	December 31,
	2010	2009

Due December 15,2011	$604,979	$-
Due June 21,2011	302,490	-
Due June 21,2011	907,469	-
Due June 15,2011	604,979	-
Due June 13,2011	453,734	-
Due June 13,2011	756,224	-
Due June 10,2011	756,224	-
Due June 10,2011	907,469	-
Due June 10,2011	756,224	-
Due June 1,2011	604,979	-
Due May 10,2011, subsequently repaid on due date	604,979	-
Due May 10,2011, subsequently repaid on due date	1,512,447	-
Due April 25,2011, subsequently repaid on due date	1,361,203	-
Due April 11,2011, subsequently repaid on due date	1,512,447	-
Due April 9,2011, subsequently repaid on due date	1,512,447	-
Due March 27,2011, subsequently repaid on due date	1,512,447	-
Due March 27,2011, subsequently repaid on due date	1,512,447	-
Due March 27,2011, subsequently repaid on due date	1,512,447	-
Due March 27,2011, subsequently repaid on due date	1,512,447	-
Due February 25,2011, subsequently repaid on due date	756,224	-
Due February 25,2011, subsequently repaid on due date	756,224	-
Due February 12,2011, subsequently repaid on due date	756,224
Due February 12,2011, subsequently repaid on due date	756,224
Due February 10,2011, subsequently repaid on due date	1,512,447
Due January 2,2011, subsequently repaid on due date	1,512,447
Due January 2,2011, subsequently repaid on due date	756,224

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

NOTE 12 – NOTES PAYABLE (CONTINUED) Bank acceptance notes:	December 31,
	2010	2009

Due June 15, 2010, subsequently repaid on due date	-	2,193,881
Due June 10, 2010, subsequently repaid on due date	-	1,170,070
Due June 8, 2010, subsequently repaid on due date	-	1,170,070
Due May 27, 2010, subsequently repaid on due date	-	1,170,070
Due May 18, 2010, subsequently repaid on due date	-	1,170,070
Due May 5, 2010, subsequently repaid on due date	-	1,170,070
Due April 29, 2010, subsequently repaid on due date	-	1,462,587
Due March 26, 2010, subsequently repaid on due date	-	1,462,587
Due March 23, 2010, subsequently repaid on due date	-	1,462,587
Due March 15, 2010, subsequently repaid on due date	-	1,462,587
Due March 15, 2010, subsequently repaid on due date	-	2,925,173
Due March 10, 2010, subsequently repaid on due date	-	2,925,173
Total	$26,014,096	$19,744,925

Bank acceptance notes are interest-free notes payable, ranging from six months to one year from the date of issuance, are secured by $13,799,018 and $11,824,214 restricted cash as of December 31, 2010 and 2009, respectively.

All the notes payable are subject to bank charges of 0.05% of the principal amount as commission on each loan transaction.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

NOTE 13 – SHORT TERM BANK LOANS

Short-term loans are summarized as follows:

	Bank Name	Interest Rate per Annum	December 31,
			2010	2009

Due October 22, 2011, guaranteed by SOI	Anhui Rural Commercial Bank (“ARCB”) Ma An Shan Branch	6.12%	$3,024,895	$-
Due September 9, 2011, guaranteed by SOI and SZS	Anhui Commercial Bank (“ACB”) Fei Cui Yuan Branch	5.84%	2,571,161	-
Due September 7, 2011, guaranteed by SZS	China Construction Bank (“CCB”) Jiu Jiang Branch	5.31%	4,537,342	-
Due August 23, 2011	Bank of China (“PBOC”) Ma An Shan Branch	5.31%	3,024,895	-
Due June 20, 2011, guaranteed by SZS	China Everbright Bank Ma An Shan Branch	5.31%	4,537,342	-
Due May 26, 2011, guaranteed by SOI and SZS, subsequently repaid on due date	Bank of Communications (“BOC”) Ma An Shan Branch	5.58%	1,512,447	-
Due May 24, 2011, guaranteed by SOI and SZS, subsequently repaid on due date	BOC Ma An Shan Branch	5.58%	1,512,447	-
Due May 23, 2011, subsequently repaid on due date	Industrial and Commercial Bank of China (“ICBC”) Ma An Shan Branch	5.61%	1,512,447	-
Due May 13, 2011, guaranteed by SZS, subsequently repaid on due date	CCB Ma An Shan Branch	5.31%	1,361,203	-
Due March 25, 2011, guaranteed by SZS and collateralized by the Company's Fixed Assets, subsequently repaid on due date	CCB Ma An Shan Branch	4.78%	1,512,447	-
Due March 18, 2011, guaranteed by SZS, subsequently repaid on due date	CCB Ma An Shan Branch	4.78%	1,663,692	-
Due March 16, 2011, subsequently repaid on due date	CCB Ma An Shan Branch	4.37%	1,421,701
Due March 11, 2011, guaranteed by SZS subsequently repaid on due date	CCB Ma An Shan Branch	4.78%	1,512,447
Due March 6, 2011, guaranteed by SZS, subsequently repaid on due date	PBOC Jiu Jiang Branch	6.39%	756,221	-
Due February 22, 2011, guaranteed by SZS, subsequently repaid on due date	PBOC Jiu Jiang Branch	6.39%	302,490	-
Due February 1, 2011, guaranteed by SOI, subsequently repaid on due date	ARCB Ma An Shan Branch	5.84%	3,024,895
Due January 12, 2011, guaranteed by SZS, subsequently repaid on due date	Agricultural Bank of China (“ABC”) Jiu Long Branch	6.39%	1,512,447
Due January 7, 2011,guaranteed by SZS, subsequently repaid on due date	ABC Jiu Long Branch	6.39%	3,024,895	-

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

NOTE 13 – SHORT TERM BANK LOANS (CONTINUED)

	Bank Name	Interest rate per annum	December 31,
			2010	2009

Due November 9, 2010, guaranteed by SOI and SZS subsequently repaid on due date	Anhui Commercial Bank (“ACB”) Fei Cui Yuan Branch	5.84%	-	1,170,070
Due November 6, 2010 guaranteed by SOI and SZS subsequently repaid on due date	ACB Fei Cui Yuan Branch	5.84%	-	1,316,328
Due September 9, 2010, guaranteed by SZS, subsequently repaid on due date	CCB Jiu Jiang Branch	5.31%	-	438,776
Due September 8, 2010 guaranteed by SZS, subsequently repaid on due date	CCB Jiu Jiang Branch	5.31%	-	3,948,985
Due June 2, 2010, guaranteed by SOI, subsequently repaid on due date	BOC Ma An Shan Branch	5.31%	-	1,462,587
Due May 30, 2010, guaranteed by SOI, subsequently repaid on due date	BOC Ma An Shan Branch	5.31%	-	1,462,587
Due May 13, 2010, subsequently repaid on due date	CCB Ma An Shan Branch	5.31%	-	1,316,328
Due March 30, 2010 guaranteed by SZS, subsequently repaid on due date	ABC Jiu Long Branch	5.84%	-	1,462,587
Due March 27, 2010, subsequently repaid on due date	ARCB Yu Shan Branch	5.84%	-	1,462,587
Due March 12, 2010, subsequently repaid on due date	ARCB Yu Shan Branch	5.84%	-	1,462,587
Due March 8, 2010, subsequently repaid on due date	CCB Ma An Shan Branch	5.31%	-	731,294
Due March 4, 2010 , subsequently repaid on due date	CCB Ma An Shan Branch	5.31%	-	2,340,139
Due February 27, 2010, subsequently repaid on due date	PBOC Jiu Jiang Branch	5.31%	-	731,294
Due February 20, 2010, subsequently repaid on due date	ARCB Yu Shan Branch	5.84%	-	2,925,174
Due January 15, 2010, subsequently repaid on due date	ICBC Hui Tong Branch	5.35%	-	1,462,587
Due January 14, 2010, subsequently repaid on due date	ICBC Hui Tong Branch	5.35%	-	731,294
Due January 6, 2010, guaranteed by SZS, subsequently repaid on due date	ABC Jiu Long Branch	5.31%	-	2,925,173
Total			$38,325,414	$27,350,377

All short term bank loans are obtained from local banks in China and are repayable within one year.

The weighted average annual interest rate of the short-term bank loans was 5.6% and 5.5% as of December 31, 2010 and 2009, respectively. Interest expense, included in the financial expenses in the statement of operations, was $1,949,982, $1,429,729 and $1,514,114 for the years ended December 31, 2010, 2009 and 2008, respectively. The Company was in compliance of their financial covenants at December 31, 2010 and 2009, respectively.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

NOTE 14 – INITIAL PUBLIC OFFERING (“IPO”)

In December 2010, the Company completed its IPO by issuing 5,000,000 ordinary shares, represented by 5,000,000 American Depositary Shares (“ADS”) for $4.50 per ADS. In connection with the IPO, the Company received proceeds of approximately $20,345,000, net of related issuance costs. The ADSs are listed on the NASDAQ Global Market and each ADS represents one ordinary shares.

NOTE 15 – STOCK-BASED COMPENSATION

On July 26, 2010, the Company’s Board of Directors adopted the 2010 Stock Option Plan, or the 2010Plan. To date, other than the option to acquire 150,000 ordinary shares issued to our chief financial officer (“CFO”), no shares have been issued under the 2010 Plan.

The 2010 Plan will automatically terminate on the fifth anniversary of the 2010 Plan’s adoption. However, outstanding stock options will continue to be effective after the 2010 Plan’s termination.

The Company’s board of directors has the authority to amend, alter, suspend or terminate the 2010 Plan or any outstanding stock option. The consent of an option holder is necessary for any amendment that would adversely affect an outstanding option.

Stock options issued to employees

The Company’s CFO has been granted a stock option to purchase up to 150,000 ordinary shares pursuant to the Company’s 2010 Plan. The Company’s common stock exercise price is $5.00, determined by the 10-day volume weighted average price per share calculated from the date of the Company’s initial public offering in the United States. 50,000 shares are currently exercisable, 50,000 shares will be exercisable in October 2011 and 50,000 in October 2012. The Stock Options will expire in ten years from October 26, 2010.

The Company calculated the estimated fair value of the options of the grant date using the Black-Scholes Option Pricing Model with the following assumptions:

Grant Date	October 26, 2010

Risk-free interest rate	1.93%
Expected term	5.0
Expected volatility	40.98%
Expected dividend yield	0.00%
Fair value of share option	1.41

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

NOTE 15 – STOCK-BASED COMPENSATION (CONTINUED)

The model requires the input of subjective assumptions including the expected stock price volatility and the expected dividend yield. The Company uses historical experience of employee turnover and future expectation to estimate forfeiture rate. For expected volatilities, the Company has made reference to historical volatilities of the Company’s stock. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury Bills yield in effect at the time of grant.

The Company recorded $19,096 compensation cost for year ended December 31, 2010, with corresponding credits to additional paid-in capital. Compensation cost of all stock option awards are recorded in general and administrative expenses. The total fair value of the options granted to employees at the respective grant dates was $211,500, of which the unrecognized portion of $192,404 is expected to be recognized following the straight-line method over the remaining weighted average vesting period of 1.8 years as of December 31, 2010.

The expected forfeiture rate of the stock options granted as of December 31, 2010 is 0%.

The following table summarizes the stock option activities of the Company:

	Activity	Weighted Average Exercise Price

Outstanding as of January 1, 2010	-	$-
Granted	150,000	$5.00
Exercised	-	$-
Cancelled/Forfeited	-	$-
Outstanding as of December 31, 2010	150,000	$5.00

The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option. The intrinsic value of exercise option as of December 31, 2010 and 2009 was $0 and $0, respectively.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

NOTE 16 – EARNINGS PER SHARES

Basic earnings per share are computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

The following table sets forth the computation of basic and diluted earnings per share for the periods indicated:

	December 31,
	2010	2009	2008

Net income attribute to the Company	$14,648,338	$8,012,535	$3,954,618

Weighted average ordinary shares outstanding - basic and diluted	15,150,685	15,000,000	15,000,000

Basic and diluted earnings per share	$0.97	$0.53	$0.26

The calculation of weighted average ordinary shares outstanding for the diluted earnings per share calculation excludes consideration of stock options for the years ended December 31, 2010, because the exercise of these options would not have been dilutive for the year due to the fact that the exercise prices were greater than the weighted average market price of the Company’s common stock.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

NOTE 17 – INCOME TAX

BVI

Ossen Innovation Co., Ltd, Ossen Innovation Group, Ossen Asia and Topchina are registered in the British Virgin Island and are exempt from income tax.

The PRC

On March 16, 2007, the National People’s Congress of China approved the new Corporate Income Tax Law of the People’s Republic of China (the “New CIT Law”), which is effective from January 1, 2008.

Prior to January 1, 2008, the CIT rate applicable to our subsidiaries in the PRC is 33%. After January 1, 2008, under the New CIT Law, the corporate income tax rate applicable to our subsidiaries is 25%. The New CIT Law has an impact on the deferred tax assets and liabilities of the Company. The Company adjusted deferred tax balances as of December 31, 2010 based on their best estimate and will continue to assess the impact of such new law in the future. The effects arising from the enforcement of the New CIT Law have been reflected in the consolidated financial statements.

According to the relevant laws and regulations in the PRC, foreign invested enterprises established prior to January 1, 2008 are entitled to full exemption from income tax for two years beginning with the first year in which such enterprise is profitable and a 50% income tax reduction for the subsequent three years. Ossen Materials was entitled to a CIT exemption during the two years ended December 31, 2006 and was subject to a 50% income tax reduction during the three years ended December 31, 2009. Starting from January 1, 2010, Ossen Materials enjoys a tax rate of 15% as it is considered as a High and New Technology Enterprise by the PRC government. Ossen Jiujiang was entitled to the CIT exemption during the two years ended December 31, 2008, was subject to a 50% income tax reduction, or 12.5%, during the two years ended December 31, 2010 and will be subject to a 50% income tax reduction , or 12.5%, during the period from January 1, 2011 to December 31, 2011.

In accordance with the New CIT Law, enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC territory are considered PRC resident enterprises and subject to the PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management" refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2010, no detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of December 31, 2010, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If the Company’s non-PRC incorporated entities are deemed PRC tax residents, such entities would be subject to PRC tax under the New CIT Law. The Company has analyzed the applicability of this law, as of December 31, 2010, and the Company has not accrued for PRC tax on such basis. The Company will continue to monitor changes in the interpretation or guidance of this law.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

NOTE 17 – INCOME TAX (CONTINUED)

The New CIT Law also imposes a 10% withholding income tax, subject to reduction based on tax treaty where applicable, for dividends distributed by a foreign invested enterprise to its immediate holding company outside China. Such dividends were exempted from PRC tax under the previous income tax law and regulations. The foreign invested enterprise is subject to the withholding tax starting from January 1, 2008. There were no dividends distributed in the years ended December 31, 2010 and 2009.

Income tax expenses consist of the following:

	Year Ended December 31,
	2,010	2,009	2,008
Current	$2,865,372	$740,880	$292,460
Deferred	-	(827)	(940)
Income tax expenses	$2,865,372	$740,053	$291,520

Reconciliation from the expected income tax expenses calculated with reference to the statutory tax rate in the PRC of 25% is as follows:

	Year Ended December 31,
	2010	2009	2008
Computed "expected" income tax expenses	$5,102,777	$2,616,815	$1,394,103
Effect on tax incentive / holiday	(2,310,384)	(1,308,407)	(1,102,583)
Non-deductable expense/(tax exempted income)	72,979	(568,355)	-
Income tax expenses	$2,865,372	$740,053	$291,520

Components of net deferred tax assets are as follows:

	December 31,
	2010	2009	2008
Deferred tax assets:
Current portion:
Provision of doubtful accounts	$-	$5,311	$4,473

The deferred tax assets balance of nil, $5,311 and $4,473 at December 31, 2010, 2009 and 2008 respectively are included in Other Current Assets in the accompanying consolidated balance sheets.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

NOTE 18 – GEOGRAPHICAL SALES AND SEGMENTS

Information for the Company’s sales by geographical area for the years ended December 31, 2010 and 2009 are as follows:

	Year Ended December 31,
	2010	2009	2008

Domestic Sales	$113,873,505	$97,361,596	$51,611,646
International Sales	3,579,519	3,726,200	31,130,664
	$117,453,024	$101,087,796	$82,742,310

The Company operates one business segment for the years ended December 31, 2010,2009 and 2008.

NOTE 19 –COMMITMENTS

On December 16, 2010, the Company signed a contract to purchase a rare earth coated production line for the amount of $12,704,558 (RMB 84,000,000). Pursuant to the purchase contract, the Company made a prepayment of $7,562,237 (RMB50,000,000). As of December 31, 2010, the Company has a commitment of $5,142,321 (RMB 34,000,000), of which $2,540,912 (RMB 16,800,000) is expected to be paid in August 2011 after delivery and installation, $1,270,456 (RMB 8,400,000) is expected to be paid within 3 months after a week of trial run, and the remaining $1,330,953 (RMB 8,800,000) is expected to be paid within 10 days after 24 months of normal operation.

NOTE 20 – SUBSEQUENT EVENTS

We have evaluated all events or transactions that occurred after December 31, 2010 up through the date we issued the consolidated financial statements.