Form 20-F
period 2011-12-31
Ossen Innovation Co. Ltd.
filed 2012-04-16
CIK 1485538

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _____________.

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

Alan Jin
Tel: +86 (21) 6888-8886 Fax: +86 (21) 6888-8666

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

None
(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2011 was: 20,000,000 ordinary shares, par value $0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

OSSEN INNOVATION CO., LTD.
FORM 20-F ANNUAL REPORT

PART I

CERTAIN INFORMATION

In this annual report on Form 20-F, unless otherwise indicated, “we,” “us,” “our,” the “Company” and “Ossen” refer to Ossen Innovation Co., Ltd., a company organized in the British Virgin Islands, its predecessor entities and its subsidiaries.

Unless the context indicates otherwise, all references to “China” and the “PRC” refer to the People’s Republic of China. All references to “Renminbi” or “RMB” are to the legal currency of the People’s Republic of China, all references to “U.S. dollars,” “dollars” and “$” are to the legal currency of the United States and all references to “ADSs” refer to our American Depositary Shares, each of which represents one ordinary share. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 30, 2012, the cash buying rate announced by the People’s Bank of China was RMB6.234 to $1.00.

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

3.A. Selected Financial Data

The following selected financial information should be read in connection with, and is qualified by reference to, our consolidated financial statements and their related notes and the section entitled “Operating and Financial Review and Prospects” included elsewhere in this annual report. The consolidated statements of income data for the fiscal years ended December 31, 2009, 2010 and 2011 and the balance sheet data as of December 31, 2009, 2010 and 2011 are derived from audited consolidated financial statements included elsewhere in this annual report. The consolidated statements of income data for the fiscal years ended December 31, 2007 and 2008 and the balance sheet data as of December 31, 2007 and 2008 are not included in this annual report. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(Audited)	(Audited)	(Audited)	(Audited)	(Unaudited)
Revenues	$118,616,971	$117,453,024	$101,087,796	$82,742,310	$71,909,873
Cost of goods sold	96,588,173	92,298,319	86,559,925	70,532,733	63,340,890
Gross profit	22,028,799	25,154,705	14,527,871	12,209,577	8,568,983
Selling and distribution expenses	1,216,504	660,934	503,724	4,326,491	3,662,373
General and administrative expenses	2,747,514	1,796,995	2,243,672	1,316,606	571,498
Total Operating Expenses	3,964,018	2,457,929	2,747,396	5,643,097	4,288,796
Income from operations	18,064,781	22,696,776	11,780,475	6,566,480	4,280,187

Interest expenses, net	(3,480,766)	(2,437,426)	(1,496,712)	(1,891,671)	(1,189,027)
Other income, net	609,666	151,757	183,495	380,766	278,924
Income before income taxes	15,193,681	20,411,107	10,467,258	5,055,575	3,370,084
Income taxes	(2,139,029)	(2,865,372)	(740,053)	(291,520)	(233,674)
Net income	13,054,652	17,545,735	9,727,205	4,764,055	3,136,410
Less: Net Income attributable to non-controlling interest	1,506,947	2,897,397	1,714,670	809,437	-

Net income attributable to controlling interest	11,547,704	14,648,338	8,012,535	3,954,618	3,136,410
Other comprehensive income
Foreign currency translation gain	3,102,645	1,649,960	31,146	420,883	66,913

Total other comprehensive income	3,102,645	1,649,960	31,146	420,883	66,913
Comprehensive Income	$14,650,349	$16,298,298	$8,043,681	$4,375,501	$3,203,323

Weighted average shares outstanding	20,000,000	15,150,685	15,000,000	15,000,000	15,000,000

Earnings per share*	0.58	0.97	0.53	0.26	0.21

* Calculation is based on Net income attributable to controlling intrest and the weighted average shares outstanding

3.B. Capitalization and Indebtedness

Not Applicable.

3.C. Reasons For The Offer And Use Of Proceeds

Not Applicable.

3.D. Risk Factors

An investment in our ADSs involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all other information contained in this annual report, including the matters discussed under the headings “Forward-Looking Statements” and “Operating and Financial Review and Prospects” before you decide to invest in our ADSs. We are a holding company with substantial operations in China and are subject to a legal and regulatory environment that in many respects differs from the United States. If any of the following risks, or any other risks and uncertainties that are not presently foreseeable to us, actually occur, our business, financial condition, results of operations, liquidity and our future growth prospects could be materially and adversely affected.

Risks Related to Our Business and Our Industry

Our revenues are highly dependent on a limited number of customers and the loss of any one of our major customers could materially and adversely affect our growth and our revenues.

During the years ended December 31, 2009, 2010 and 2011, our six largest customers contributed 86.7%, 74.4% and 64.2% of our total sales, respectively. As a result of our reliance on a limited number of customers, we may face pricing and other competitive pressures, which may have a material adverse effect on our profits and our revenues. The volume of products sold for specific customers varies from year to year, especially since we are not the exclusive provider for any customers. In addition, there are a number of factors, other than our performance, that could cause the loss of a customer or a substantial reduction in the products that we provide to any customer and that may not be predictable. For example, our customers may decide to reduce spending on our products or a customer may no longer need our products following the completion of a project. The loss of any one of our major customers, a decrease in the volume of sales to these customers or a decrease in the price at which we sell our products to them could materially adversely affect our profits and our revenues.

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

In anticipation of these rulings, we discontinued sales to these regions at the end of 2008. These anti-dumping measures remained in place in 2011. If these anti-dumping measures continue to be in place and we are unable to continue increasing our sales to customers in China or other regions in which we sell our products, these measures could have a negative impact on our business and results of operations.

We have recently experienced, and expect to continue to experience, increased needs to finance our working capital requirements, which may materially and adversely affect our financial position and results of operations.

Historically, we sold a significant portion of our products to international customers. In 2008, we collected approximately half of the revenues generated by international sales by letter of credit, enabling us to convert our accounts receivable into cash more quickly, prepay our suppliers and reduce the amount of funds that we needed to finance our working capital requirements. However, at the end of 2008, as a result of the global economic crisis and in anticipation of the anti-dumping measures ultimately imposed by the U.S. and the European Union, we had to exit some of these international markets entirely and turn to the domestic PRC customers, which generally pay approximately 90 days after receiving the materials at the construction site. If the Chinese central bank tightens credit policy, which happened from time to time in the past, such payment terms can be extended to an even longer period. These longer payment terms have negatively impacted our short-term liquidity. Although we have been able to maintain adequate working capital primarily through short-term borrowings, any failure by our customers to settle outstanding accounts receivable in the future could materially and adversely affect our cash flow, financial condition and results of operations.

Some of the terms of the agreements between Ossen and its affiliates may be less favorable to us than similar agreements negotiated between unaffiliated third parties.

Historically, we purchased a significant amount of our raw materials from Shanghai Zhengfangxing Steel Co., Ltd., or Shanghai ZFX, an affiliate of ours. Specifically, we acquired 22.2%, 5.1% and 0% of our raw materials from Shanghai ZFX in the years ended December 31, 2009, 2010 and 2011, respectively. In addition, we have sold a significant amount of our products to Shanghai Zhaoyang  New Metal Material Co., Ltd., an entity that owns a 30% interest in Shanghai Ossen Investment Holding (Group) Co., Ltd., of which Dr. Tang, our chairman, is president, and Shanghai Pujiang Cable Co., Ltd., which was acquired by Ossen Group in September 2010. In the years ended December 31, 2009, 2010 and 2011 we generated 53.8%, 13% and 6.6% of our total revenue from Shanghai Zhaoyang.

While we believe we benefit from these agreements, due to our relationship with these entities such agreements may not reflect the terms that would have been reached by two unaffiliated parties negotiating at arm’s length. The transactions may be less favorable to us than would be the case if they were negotiated with unaffiliated third parties. Conversely, to the extent that transactions with Shanghai ZFX or Shanghai Zhaoyang are more favorable to  us than arm’s length transaction, the significant decrease in purchases from Shanghai ZFX or sales to Shanghai Zhaoyang could harm our business.

As we expand our operations, we may need to establish a more diverse supplier network for our raw materials. The failure to secure a more diverse and reliable supplier network could have an adverse effect on our financial condition.

We currently purchase almost all of our raw materials from a small number of suppliers. Purchases from our five largest suppliers amounted to 89.5%, 99.9% and 100% of our raw material purchases in the years ended December 31, 2009, 2010 and 2011, respectively. As we increase the scale of our production, we may need to establish a more diverse supplier network, while attempting to continue to leverage our purchasing power to obtain favorable pricing and delivery terms. However, in the event that we need to diversify our supplier network, we may not be able to procure a sufficient supply of raw materials at a competitive price, which could have an adverse effect on our results of operations, financial condition and cash flows.

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

We, like many other steel manufacturers, maintain substantial inventories of steel to accommodate the short lead times and just-in-time delivery requirements of our customers. Accordingly, we purchase steel in an effort to maintain our inventory at levels that we believe to be appropriate to satisfy the anticipated needs of our customers based upon historic buying practices, supply agreements with customers and market conditions. Our commitments to purchase steel are generally at prevailing market prices in effect at the time we place our orders. We have no long-term, fixed-price steel purchase contracts. When steel prices increase competitive conditions will influence how much of the price increase we can pass on to our customers. To the extent we are unable to pass on future price increases in our raw materials to our customers, the revenues and profitability of our business could be adversely affected.

When steel prices decline customer demands for lower prices and our competitors' responses to those demands could result in lower sale prices, lower margins and inventory valued at the lower of cost or market adjustments as we use existing steel inventory. Significant or rapid declines in steel prices or reductions in sales volumes could result in us incurring inventory or goodwill impairment charges. Therefore, changing steel prices could significantly impact our revenues, gross margins, operating income and net income.

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

Historically, we have spent a significant amount of cash on our operational activities, principally to procure raw materials for our products. We have financed our operations mainly through cash flows from our operations, short-term bank loans and proceeds from bank acceptance notes. In addition, in December 2010, we conducted an initial public offering, the proceeds of which are being used to fuel our expansion, which is expected to be completed around the end of 2012. If we fail to continue to generate sufficient cash flow from these sources, we may not have sufficient liquidity to fund our operating costs and growth, and our business could be adversely affected.

Our short-term loans are from Chinese banks and are generally secured by our fixed assets, receivables and/or guarantees by related parties. The term of almost all such loans is one year or less. Historically, we have rolled over such loans on an annual basis. However, we may not have sufficient funds available to pay all of our borrowings upon maturity in the future. Failure to roll over our short-term borrowings at maturity or to service our debt could result in the imposition of penalties, including increases in interest rates, legal actions against us by our creditors, or even insolvency.

Our ability to borrow from Chinese banks and the ability of our customers to borrow from Chinese banks are affected by the monetary policy implemented by Chinese government from time to time. If credit policy is tightened in China, as in the 2nd half of 2011, we and our customers may have difficulty to obtain or renew loans from Chinese banks. As a result, our liquidity level may be adversely impacted by issues such as longer receivable days from customers and reduced credit lines from Chinese banks.

We may issue debt and equity securities that are senior to our ordinary shares as to distributions and in liquidation, which could negatively affect the value of our ordinary shares.

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

In the alternative, if we raise capital by issuing equity or convertible debt securities, such issuances could result in substantial dilution to our shareholders. In addition, such issuances could include issuances of senior notes, subordinated notes, preferred shares or common shares. In the event of our liquidation, our lenders and holders of its debt or preferred securities would receive a distribution of our available assets before distributions to the holders of our ADSs. Our decision to incur debt and issue securities in future offerings will depend on market conditions and other factors beyond our control. We cannot predict or estimate the amount, timing or nature of future offerings and debt financings. Future offerings could reduce the value of shares of our ADSs and dilute your investment.

Our inability to manage our growth may have a material adverse effect on our business, results of operations and financial condition.

We have experienced significant growth since we began operations in 2004. Our revenues have grown from approximately $17.2 million in 2005 to approximately $118.6 million in 2011.

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

In 2011, we generated revenue of approximately $50.8 million, or 43% of our total revenue, from sales of our rare earth coated PC wires and PC strands. We believe that we are the only prestressed steel material manufacturer in the PRC that currently manufactures rare earth coated prestressed steel materials for bridge construction. While we believe that our rare earth coating capabilities provide us with a competitive advantage among our competitors, it is likely that our competitors will seek to develop similar competing products in the near future. We intend to continue to expend research and development efforts to advance our rare earth coating applications even further. However, there can be no assurance that our initial competitive advantage will be retained and that one or more competitors will not develop products that are equal or superior to ours in quality or are better priced than our rare earth coated products.

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

Our operating results may vary significantly from quarter to quarter. Therefore, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as an indication of our future performance. It is possible that in the future some of our quarterly results of operations may be below the expectations of market analysts and our investors, which could lead to a significant decline in the trading price of our ordinary shares. Factors which affect the fluctuation of our revenues, expenses and profits include:

•	delays or cancellations of railway projects in China due to unexpected accidents or to financial or other issues confronting the Ministry of Railways;

•	changes in prices of our raw materials, with higher prices leading to reduced operating income;

•	variations, expected or unexpected, in the duration, size, timing and scope of purchase orders;

•	changes in our pricing policies or those of our competitors;

•	changes in compensation, which may reduce our gross profit for the quarter in which they are effected;

•	our inability to manage costs, including those related to our raw materials, personnel, infrastructure and facilities;

•	exchange rate fluctuations; and

•	general economic conditions.

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

We may finance future transactions through debt financing or the issuance of our equity securities or a combination of the foregoing. Acquisitions financed with the issuance of our equity securities or convertible debt securities could be dilutive, which could affect the market price of our ADSs. Acquisitions financed with debt could require us to dedicate a substantial portion of our cash flow to principal and interest payments and could subject us to restrictive covenants. Acquisitions also frequently result in the recording of goodwill and other intangible assets that are subject to potential impairments in the future that could harm our financial results. Moreover, if we fail to properly evaluate acquisitions, alliances or investments, we may not achieve the anticipated benefits of those transactions, and we may incur costs in excess of what we had anticipated.

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

We cannot assure you that we will not in the future identify areas requiring improvement in our internal control over financial reporting. In addition, we cannot assure you that the measures we will take to remediate any areas in need of improvement will be successful or that we will implement and maintain adequate controls over our financial processes and reporting in the future as we continue our growth. If we are unable to establish appropriate internal financial reporting controls and procedures, it could cause us to fail to comply with Sarbanes-Oxley and meet our reporting obligations, result in the restatement of our financial statements, harm our operating results, subject us to regulatory scrutiny and sanction, and cause investors to lose confidence in our reported financial information.

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

In recent years, the Chinese economy has experienced periods of rapid expansion and highly fluctuating rates of inflation. According to the National Bureau of Statistics of China, consumer price inflation in China was (0.7)%, 3.3% and 5.4% in 2009, 2010 and 2011, respectively. These factors have led to the adoption by the Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. High inflation may in the future cause the Chinese government to impose additional controls on credit or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the market for our products and our company. Higher inflation in future could result in higher raw materials prices and higher labor cost. If labor costs or the prices of the steel materials that we purchase increase and we are unable to pass along the increased raw material or labor cost to our customers, our margins will decrease and negatively impact our profitability. In addition, if the Chinese government decides to impose controls on credit and increases in interest rates, such measures would increase our borrowing cost and may affect our ability to obtain new credit lines from banks.

The PRC government exerts substantial influence over the infrastructure sector and the manner in which we must conduct our business activities.

The PRC government has exercised, and continues to exercise, substantial control over virtually every sector of the Chinese economy through regulation and state ownership, including the infrastructure sector where we have been doing our business. Any government decisions or actions to postpone, change or halt the construction of certain types of infrastructure projects for any reason, such as the high speed railway accident in July 2011 in South China, could adversely impact our business and results of operations.

In addition, our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use rights, property, and other matters. We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of the jurisdictions in which we operate may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof.

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

Fluctuation in the value of the Renminbi and of the U.S. dollar may have a material adverse effect on investments in our ADSs.

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

Prior to 1994, the Renminbi experienced a significant net devaluation against most major currencies, and there was significant volatility in the exchange rate during certain periods. Upon the execution of the unitary managed floating rate system in 1994, the Renminbi was devalued by 50% against the U.S. dollar. Since 1994, the Renminbi to U.S. dollar exchange rate has largely stabilized. On July 21, 2005, the People’s Bank of China announced that the exchange rate of U.S. dollar to Renminbi would be adjusted from $1 to RMB8.27 to $1 to RMB8.11, and it ceased to peg the Renminbi to the U.S. dollar. Instead, the Renminbi would be pegged to a basket of currencies, whose components would be adjusted based on changes in market supply and demand under a set of systematic principles. On September 23, 2005, the PRC government widened the daily trading band for Renminbi against non-U.S. dollar currencies from 1.5% to 3.0% to improve the flexibility of the new foreign exchange system. Since the adoption of these measures, the value of Renminbi against the U.S. dollar has fluctuated on a daily basis within narrow ranges, but overall has further strengthened against the U.S. dollar. In June 2010, the People’s Bank of China announced its intention to increase the flexibility of the Renminbi’s exchange rate. There remains significant international pressure on the PRC government to further liberalize its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar. The Renminbi may be revalued further against the U.S. dollar or other currencies, or may be permitted to enter into a full or limited free float, which may result in an appreciation or depreciation in the value of the Renminbi against the U.S. dollar or other currencies.

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

However, the PRC regulatory authorities may take the view that the acquisition of shares in our PRC operating subsidiaries and the share exchange between our predecessor, Ultra Glory, and our subsidiary, Ossen Materials Group, are part of an overall series of arrangements which constitute a round-trip investment. If the PRC regulatory authorities take this view, we cannot assure you we may be able to obtain the approval required from MOFCOM. It is also possible that the PRC regulatory authorities could invalidate our acquisition and ownership of our Chinese subsidiaries, and that these transactions require the prior approval of the China Securities Regulatory Commission, or CSRC, before MOFCOM approval is obtained.

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

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, particularly companies that have completed reverse merger transactions, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the United States Securities and Exchange Commission. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits, SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our Company, our business and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation will be costly and time consuming and distract our management from growing our Company. If such allegations are not proven to be groundless, our Company and business operations will be severely impacted and your investment in our stock could be rendered worthless.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by PCAOB.

Inspections of other firms that PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

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

In addition, the securities market has from time to time, and to an even greater degree since the last quarter of 2007, experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs. In the event that market price of our ADSs is below $1 for more than 30 consecutive business days we will fail to meet the requirements of NASDAQ listing rules. Furthermore, in the past, following periods of volatility in the market price of a public company’s securities, shareholders have frequently instituted securities class action litigation against that company. Litigation of this kind could result in substantial costs and a diversion of our management’s attention and resources.

We may be precluded from paying any dividends on our ADSs.

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

We do not believe that we were a PFIC for our 2011 taxable year. However, because the determination of our PFIC status is based on such factual matters as the composition of our income and assets, the valuation of our assets, and our market capitalization, there is no assurance that the United Stated Internal Revenue Service (“IRS”) will agree with our position. In addition, there can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2012 or in future taxable years. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ADSs or ordinary shares if we were to become a PFIC. See “Taxation — United States Federal Income Taxation — Tax Consequences if We Are a Passive Foreign Investment Company.”

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

Capital Expenditures

We incurred capital expenditures of approximately $0.2 million, $7.6 million and $0.2 million for the years ended December 31, 2011, 2010 and 2009, respectively, primarily in connection with purchase of plant and equipment and land use rights. These capital expenditures were financed by the cash flow generated by our operations, proceeds from our initial public offering and from bank financing.

We expect that our capital expenditures in fiscal year 2012 will be incurred primarily in connection with purchase of manufacturing equipment for the construction of our new facility as well as the expansion of existing factory buildings to accommodate new production lines.

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

During the year ended December 31, 2011, we generated revenue of approximately $50.8 million, or 43% of our total revenue, from sales of our rare earth coated PC wires and PC strands. We believe that we are the only prestressed steel material manufacturer in the PRC that currently manufactures rare earth coated materials for bridge construction. Revenues generated by sales of coated products (including rare earth coated and zinc coated products in the aggregate) for the year ended December 31, 2011 comprised approximately 48% of our total revenue. 89.9% of our revenues generated by coated product sales in the year ended December 31, 2011 were generated by sales of rare earth coated products and the remaining 10.1% were generated by sales of zinc coated products. Our plan is to continue to increase sales of our rare earth coated products to manufacturers of steel cables for bridges and other infrastructure projects, both in the PRC and internationally, in order to increase our revenues and profits.

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

According to a report issued by the Institute of Quantitative and Technical Economics, Chinese Academy of Social Sciences, or the CASS report, dated October 8, 2010, bridge and other infrastructure construction experienced significant growth in China through 2010, which trend is expected to continue until 2020. Under existing PRC governmental policies, significant investments are expected to be made during the next decade to construct more than 200 new bridges over dozens of Chinese rivers, including the Yangtze River, Yellow River, Songhua River, Jiangxi River, Xiang River, Han River, Minjiang River and Pearl River. In addition, approximately 400 old bridges will need to be reinforced or expanded during that period. In addition, over the next decade, China is expected to build four cross-sea bridges and tunnels, including the Bohai Bay Cross-Sea Bridge, the Hong Kong-Zhuhai-Macao Cross-Sea Bridge, the Qiongzhou Strait Bridge and the Taiwan Strait Tunnel.

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

We are in the process of increasing our annual production capacity by 30,000 tons for our coated PC strands and PC wires. A portion of the proceeds from our initial public offering have been used to purchase manufacturing equipment originating in Europe. We expect to complete the installation and start operation of our new production lines around the end of 2012.

Ossen Materials, our operating subsidiary, was founded in 2004. In 2005, we expanded our manufacturing capabilities by acquiring a facility in Jiujiang City in the PRC and forming Ossen Jiujiang. The founders of Ossen were among the first in China to introduce and promote the use of prestressed steel materials in construction projects. The founders of Ossen have been involved in producing prestressed materials since 1994 and have accumulated more than 17 years of experience in the prestressed materials industry.

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

We intend to expand our existing factory building in our Maanshan facility and to install new production lines which will be used for the production of approximately 30,000 tons annually of higher margin, rare earth coated prestressed materials, including rare earth coated PC wires and PC strands. We expect it to be completed around the end of 2012.

We believe that the expansion of our production capacity will enable us to benefit from the continued growth in overall demand for prestressed steel materials in China, especially with respect to our rare earth coated materials, which are generally used in the construction of bridges with a long life span, which is an industry currently experiencing tremendous growth in the PRC. Growth in this industry is expected to continue through the next decade. During the year ended December 31, 2011, approximately 43% of our revenue was generated from sales of our rare earth coated materials. The demand for these materials is high in the PRC due to the suitability of these durable, high quality products in major infrastructure projects. We intend to sell the added products to new and existing customers in China, Southeast Asia and Australia.

Strengthening our relationships with key customers, diversifying our customer base and exploiting new business opportunities through our relationship with an affiliated company.

We intend to strengthen our relationships with key customers while further expanding our customer base. We plan to continue providing high-quality and cost-competitive products to our existing customers and to use our existing customer network and strong industry reputation to expand into new regions within the PRC, beyond the 24 provinces and municipalities in which we currently sell our products, and internationally. We intend to continue to use customer feedback to improve the quality of our products and technical after-sales services and to strengthen our long-term base of domestic and international customers.

In addition, we expect that the acquisition of Shanghai Pujiang, a downstream manufacturer of cables for use in bridge construction in the PRC, in September 2010 by a member of the Ossen Group (which is an affiliate of ours, but not a subsidiary) will enhance our opportunities to participate in bids for bridge construction and renovation projects. We expect sales of our rare earth coated products and our profits to increase in 2012 and onwards as a result of our affiliation with Shanghai Pujiang. In 2011, Shanghai Pujiang contributed approximately 7.0% of our total revenue.

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

Many reports indicate that our industry will experience significant growth in the coming years. For example, based on the 11th five-year plan for highway and waterway transportation by the Ministry of Transportation of the PRC, the government plans to invest $730 billion in the national highway network from 2009 to 2013, which drives huge demand for prestressed materials. Similarly, the Railway Network Plan issued by the Ministry of Railways of the PRC has indicated that $290 billion will be invested in railway construction from 2009 to 2013, which further drives the demands for prestressed materials. In February 2012, after many railway projects had been temporarily halted as a result of the July 2011 high speed railway accident in South China and the funding difficulties faced by Ministry of Railways, Chinese Premier Wen reassured the public about the government’s plan on railway network construction in China, when he announced that the government will help raise the funds necessary to construct railways. Funding solutions will include funds directly from government, bond issuances guaranteed by the government and introduction of private capital into the sector.

From now until 2020, we believe that 200 new bridges will be built on dozens of rivers in the PRC, including the Yangtze River, Yellow River, Songhua River, Jiangxi River, Xiangjiang River, Han River, Minjiang River and Pearl River. These bridge projects, combined with projects to reinforce or extend existing bridges in China, will require approximately 6 million tons of coated prestressed materials in the aggregate.The China National Nuclear Industry Group has estimated that the PRC government will invest approximately $60 billion by 2020 for nuclear power construction, which would require approximately two million tons of prestressed materials. Further, the ongoing building of a large number of rural roads, highways and buildings should continue to generate significant demands for prestressed materials.

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

Strong recognition from domestic and international customers for supplying materials for infrastructure projects

The solid reputation that our management team has developed over the past 17 years in the prestressed material industry in China and in other countries such as Canada, the United States, South Korea, Bangladesh, South Africa, Italy and Spain, including an established track record for consistently providing quality products at competitive prices, has enabled us to develop a strong customer base and to be involved in major building projects. Some of our recent projects are listed below under the heading “Recent Projects.”

We generated approximately 6.0% of our revenue during the year ended December 31, 2011 from sales to customers in Asia Pacific (including primarily Australia, Bangladesh, Vietnam and South Korea), primarily for use in the construction of bridges. Due to increased demand for our products in the PRC market and these other markets, we do not intend to reestablish a presence in the United States or the European Union at the levels we experienced in 2008 in the near future. However, if opportunities arise in the U.S. or EU markets or in other international markets for us to win bids on projects or to reengage with former customers or establish relationships with new customers, we would pursue such opportunities.

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

Our Products

Our prestressed steel materials are categorized as plain surface products and coated products.

Plain Surface Products

Our plain surface products, which term refers to our uncoated plain surfaced and stabilized products, are characterized as follows:

•	Plain surface prestressed concrete, or PC, strands. These products consist of PC wires that are twisted into a bundle and used as precast concrete plates on the riding surface of bridges. These products are categorized based on size, strength and structure. Sizes range from 9.3mm to 17.8mm. Strength level ranges from 1570MPa (megapascal) to 2000MPa. The number of strands in the products varies between 3 and 7.

•	Unbonded plain surface PC strands. These products consist of plain surface PC strands that are coated with grease and extruded with high-density polyethylene. These products are used primarily in the construction of bridges and buildings.

•	PC wires, also referred to as stabilized materials. These products are further divided among the following three categories:

▪	Plain surface PC wires. This product consists of an individual round wire used in the construction of buildings.

▪	Indented PC wires. This product consists of an individual round wire that contains an indentation used in the construction of buildings.

▪	Helical (spiral) rib PC wires. This product consists of an individual round wire whose surface is pulled out into a helical rib pattern used in the construction of railway ties, or sleepers, and buildings.

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

Competition

China is one of the world’s largest producers and markets for prestressed steel materials. In 2010 and 2011, our sales were predominantly to customers located in the PRC, and as a result, our primary competitors were PRC domestic companies.

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

Our Raw Materials and Supply

Raw Materials

High carbon steel wire rods are the primary raw material required to manufacture prestressed steel materials. The quality and cost of the rods we purchase differ between our plain surface products and our rare earth and zinc coated products. Rare earth and zinc coated products require higher-priced rods that are higher in purity and durability. The price for certain rods needed for coated products is approximately $200 per ton higher than rods needed for plain surface products.

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

Historically, we purchased a significant percentage of our raw materials from an affiliated entity, Shanghai Z.F.X. Steel Co., Ltd., or Shanghai ZFX, a supplier of steel wire rods, which is controlled by our chairman, Dr. Tang. In fiscal years 2009, 2010 and 2011, we purchased approximately 22.2%, 5.1% and 0% of our raw materials from Shanghai ZFX, respectively. As we expand our rare earth business, we anticipate that our purchases from Shanghai ZFX will remain at a minimal level and we will continue to purchase the bulk of our supplies from unaffiliated suppliers in the future, as we did in 2011. .

The suppliers that are unaffiliated with us that supplied us with a significant percentage of our raw materials in 2009, 2010 or 2011 were Zhangjiagang Free Trade Zone, Jiangsu Shagang Group Co., Ltd. and Jiangyin Runde Logistics Co., Ltd., all based in China, each of which provided more than 10% of our supplies during that period.

Purchases from our five largest suppliers amounted to 89.5%, 99.9% and 100% of our raw material purchases in 2009, 2010 and 2011, respectively.

We are not dependent on any one of our suppliers, as we are able to source raw materials from alternative vendors should the need arise. We have not experienced significant production disruptions due to a supply shortage from our suppliers, nor have we had any major dispute with a material supplier.

Volatility of Price of Raw Materials

We have no long-term, fixed-price steel purchase contracts. When steel prices increase, as they have done since the third quarter of 2010, competitive conditions will influence how much of the price increase we can pass on to our customers. When steel prices decline, as they did in the past from time to time, customer demands for lower prices and our competitors' responses to those demands could result in lower sale prices, lower margins and inventory valued at lower of cost or market adjustments as we use existing steel inventory. In 2010 and 2011, the impact of steel price fluctuation on our results of operations was immaterial and we do not anticipate any significant impact to us from steel price fluctuation in 2012.

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

Sales, Marketing and Distribution

Sales and Marketing

We have been successful to date in maintaining long-term relationships with numerous customers by satisfying their commercial needs. In addition, our marketing team monitors the market and responds accordingly in order to increase our customer base. We have a dedicated marketing and sales team of 12 employees that proactively follows up on new sales leads.

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

Our Customers

We sell the majority of our products domestically in China. Since our inception, we have also exported our products to foreign countries, including the United States, Canada, Spain, South Korea, Taiwan, Australia, South Africa and Saudi Arabia, among others. Our customers are diverse in nature, as we sell our products directly to end users, to other manufacturers and to distributors, in each case depending on the nature of the product and the utilization of the product.

The six customers whose purchases comprised a significant percentage of our sales in 2009, 2010 or 2011 were Shanghai Zhaoyang New Metal Material (China), Shanghai Pujiang, Jiangyin Jingchen Logistics Distribution Exchange Co., Ltd. (China), Zhangjiagang Ruifeng Iron and Steel Co. (China), China Railway Division No.24 and Hunan Expressway Guangxin Materials. Shanghai Zhaoyang New Metal Material (China) owns a 30% interest in Shanghai Ossen Investment Holding (Group) Co., Ltd., of which Dr. Tang, our chairman, is president. Shanghai Pujiang was acquired in September 2010 by one of our affiliates, Ossen Shanghai.

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

In 2009, 2010 and 2011, sales to our six largest customers, in the aggregate, accounted for approximately 86.7%, 74.4% and 64.2% of our total sales, respectively. The following table provides the name of each customer that contributed to 10% of our revenues in each of 2009, 2010 and 2011 and the revenues generated from such customer during these periods.

Name of Customer	2009 Revenues	2010 Revenues	2011 Revenues
	(%)	(%)	(%)

Shanghai Zhaoyang New Metal Material Co., Ltd.	53.8	13	*

Zhangjiagang Ruifeng Iron and Steel Co., Ltd.	17.5	32	25

Jiangyin Jingchen Logistics Distribution Exchange Co., Ltd.	*	18	15

* Less than 10% of our annual revenues.

The following table describes the breakdown of our sales in 2009, 2010 and 2011 between our domestic and international customers.

	Year Ended December 31,
	2011	2010	2009
Domestic Sales	$111,130,918	$113,873,505	$97,361,596

International Sales	7,486,053	3,579,519	3,726,200

Total Sales	$118,616,971	$117,453,024	$101,087,796

Recent Projects

The following list is a sample of some of the recent projects in which our prestressed steel materials were used in both the domestic and the international markets:

Jiujiang New Yangtze River Bridge, PRC	Guizhou Liuchonghe Grand Bridge, PRC	Jiangxi Ruixun Expressway, PRC	Maanshan Yangtze River Bridge, PRC

Hefei-Bengpu Expressway, PRC	Guizhou Wujiang River No.3 Bridge, PRC	Beijing-Fuzhou Railway Project Jiangxi Section, PRC	Ningbo-Hangzhou High Speed Railway, PRC

Baekseok Bridge, South Korea	Hunan Licha Expressway, PRC	Anhui Wuyan Expressway, PRC	Hunan Changxiang Expressway, PRC

Hunan Zhanghua Expressway, PRC	Hunan Tongping Expressway, PRC	Hunan Guiwu Expressway, PRC	Yunnan Shisuo Expressway, PRC

Fuzhou Wulongjiang Grand Bridge, PRC	Taohuayu Yellow River Bridge, PRC	Fujian Jinshi Expressway, PRC	Anhui Jiuhua River Grand Bridge, PRC

Research and Development

Our research and development efforts are focused on three objectives:

•	Superior product safety and quality;

•	Reduction of operating costs; and

•	Sustaining growth through the development of new products.

We have a research and development team at each of our facilities. In total, nineteen employees are dedicated to research and development. We spent $0.8 million, $0.6 million and $1.1 million in 2011, 2010 and 2009, respectively, on our research and development activities. The nature of our research and development activities needed for our product development is generally not cash intensive. In addition, a portion of the work is conducted by organizations and universities with which we have a collaborative relationship.

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

Patents

We have been granted twenty-four patents by the State Intellectual Property Office of the PRC, including two invention patent and twenty-two utility model patents. In addition, we have applied for an additional nine invention and utility model patents, which are currently pending. Actual examination times for patent applications in China vary, but examinations of similar patent applications have taken approximately one year. These patents and patent applications are intended to protect the production processes of various wire ropes, pickling methods of materials of steel wire and devices designed for the steel wire production. The term of all of the utility model patents is ten years from the filing of the application and the term of all of the invention patents is twenty years from the filing of the application. We currently do not have any patents registered or pending in any jurisdiction outside of the PRC.

The following table provides the name, the application number or patent number, the name of the applicant or patent holder and the status of our registered invention patents and each of our invention patent applications, and the expiration date of our registered invention patent:

Name	ApplicationNo. /Patent No.	Applicant /Patent Holder	Status	Expiration Date

Stabilizing Process of Indented Wire	2007101571490	Ossen Jiujiang	Registered	11/22/2027

Method to Change the Length of Waste of Stranded Wire Joint	200910144241.2	Ossen Materials	Registered	8/9/2031

Stirring & Pickling Process of Raw Materials of Stranded Wire	200910144242.7	Ossen Materials	Pending	-

Multi-Bath Pickling Process of Materials of Stranded Wire	200910144243.1	Ossen Materials	Pending	-

Name	ApplicationNo. /Patent No.	Applicant /Patent Holder	Status	Expiration Date

Production Process of Zinc Coated Steel Wire	2010101051799	Ossen Jiujiang	Pending	-

Production Process of Helical Rib Steel Wire	2010101051534	Ossen Jiujiang	Pending	-

Production Process of Pre-stressed Zinc Coated Stranded Wire	2010101052062	Ossen Jiujiang	Pending	-

Stabilizing Production Process of High Strength Rare Earth Coated PC Steel Wire	2010101051784	Ossen Jiujiang	Pending	-

The following table provides the name, the application number or patent number, the name of the applicant or patent holder and the status of each of our registered utility model patents and utility model patent applications, and the expiration dates of our registered utility model patents:

Name	ApplicationNo. /Patent No.	Applicant /Patent Holder	Status	Expiration Date

Loose Tensile Test Device for PC Wire	ZL200720192972.0	Ossen Materials	Registered	12/02/2017

Hanging Box Used in Phosphate Bath of Stranded Wire	ZL200820185077.0	Ossen Materials	Registered	08/21/2018

Oiling Device for PC Strand	ZL200820185079. x	Ossen Materials	Registered	08/21/2018

Water Cut-off Device to Test Infrared Temperature of Stranding Machine	ZL200820185080.2	Ossen Materials	Registered	08/21/2018

Infrared Safety Control Device for Lift Truck	ZL200820185081.7	Ossen Materials	Registered	08/21/2018

Device Designed to Control Smoke by Temperature	ZL200820185082.1	Ossen Materials	Registered	08/21/2018

Device Designed to Control Water Temperature When Phosphatizing the PC Strand	200920233724.5	Ossen Materials	Registered	07/29/2019

Device for Testing Center Steel Wire Broken for Stranded Wire	200920233725.x	Ossen Materials	Registered	07/29/2019

Device Designed to Test Temperature of Steel Wire When Drawing the Stranded Wire	200920233726.4	Ossen Materials	Registered	07/29/2019

Steel Wire Joint Machine with Pressure Detecting Function	200920233728.3	Ossen Materials	Registered	07/29/2019

Automatic Paper Rolling Device of Asphalt Paper	200920233729.8	Ossen Materials	Registered	07/29/2019

Aerial Overhaul Platform for Forklift	200920233730.0	Ossen Materials	Registered	07/29/2019

Name	ApplicationNo. /Patent No.	Applicant /Patent Holder	Status	Expiration Date

Skid Used When Packing PC Strand	200920233731.5	Ossen Materials	Registered	07/29/2019

Inductive Water Saving Device	201120218155.4	Ossen Materials	Pending	-

Anti-Impact Gear	201120217756.3	Ossen Materials	Pending	-

Lock Device for PC Strand Production Wheel	201120218156.9	Ossen Materials	Pending	-

Precision Measurement Instrument for measuring Indented Depth of Pre-stressed Indented PC Wire	ZL201020110246.1	Ossen Jiujiang	Registered	02/09/2020

Double-Pump Spray Device of Zinc Coated Steel Wire’s Coating- Assistant Tank	ZL201020110259.9	Ossen Jiujiang	Registered	02/09/2020

A New Dual-Conical-Surfaces Self-locking Power Lock	ZL201020110280.9	Ossen Jiujiang	Registered	02/09/2020

A New Stranding Pulley Designed for Production of High Strength Pre-stressed Rare Earth Coated Steel Wire	ZL201020117245.x	Ossen Jiujiang	Registered	02/24/2020

Cooling Device Designed for the Cutter Bit for Indentation Used for Production of Indented PC Wire	ZL200720192974.x	Ossen Jiujiang	Registered	12/02/2017

Adjustable Ingress Pipe of Steel Wire-rewinding Machine	ZL200720192973.5	Ossen Jiujiang	Registered	12/02/2017

A Control Device for Alarming the Coating Leakage on the Zinc Coating Production Line	ZL200720192533.x	Ossen Jiujiang	Registered	11/22/2017

Device Designed to Remove Dust of High Strength Pre-stressed Rare Earth Coated Steel Wire	ZL201020110265.4	Ossen Jiujiang	Registered	02/09/2020

Stabilizing Temperature Alarm Control Device for High Strength Pre-stressed Rare Earth Coated Steel Wire	ZL201020117240.7	Ossen Jiujiang	Registered	02/24/2020

Trademarks

We have been granted a total of five trademarks, three of which are registered trademarks in the PRC and two of which are registered with the World Intellectual Property Organization (WIPO) in accordance with Madrid Agreement. The five trademarks which are described in the table below, were transferred by Shanghai Ossen Investment Co., Ltd. to Ossen Materials in 2008 and 2009.

Name of Trademark	Application No. /Trademark No.	Applicant /Trademark Holder	Status

A Figurative Trademark (Registered under Madrid Agreement)	0973552	Ossen Innovation Materials	Registered

“OSSEN” (Registered under Madrid Agreement)	0945308	Ossen Innovation Materials	Registered

A Figurative Trademark (PRC Domestic Registered)	4396898	Ossen Innovation Materials	Registered

“OSSEN” (PRC Domestic Registered)	4396895	Ossen Innovation Materials	Registered

“” (Domestic Registered)	4396896	Ossen Innovation Materials	Registered

Environmental Matters

The Environmental Protection Law, promulgated by the National People’s Congress on December 26, 1989, is the primary law for environmental protection in China. The law establishes basic principles for coordinated advancement of economic growth, social progress and environmental protection, and defines the rights and duties of governments at all levels. Local environmental protection bureaus may set stricter local standards than the national standards and enterprises are required to comply with the stricter of the two sets of standards. Due to the nature of our business, we produce certain amounts of waste water, gas and solid waste materials during the course of our production. We believe that we are in compliance in all material respects with applicable PRC laws and regulations. All of our products meet the relevant environmental requirements under PRC laws and during the three years ended December 31, 2009, 2010 and 2011, we were not subject to any fines or legal action involving non-compliance with any relevant environmental regulation, nor are we aware of any threatened or pending action, including by any environmental regulatory authority.

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

Employees

As of December 31, 2009, 2010 and 2011 we had 371, 238 and 238 full-time employees. As of March 30, 2012 we had 238 full-time employees. The overall number of employees decreased significantly after December 31, 2009 because of improvements in our production management. The number of manufacturing employees decreased from 250 to 127, from December 31, 2009 to December 31, 2010 as a result. There was no change in the number of employees in 2011 as compared to 2010.

The following table shows the breakdown in numbers and percentages of employees by department as of December 31, 2011:

Functions	Number of employees	% of total

Manufacturing	127	53%
Technology	45	19%
Research & Development	19	8%
Quality Control	9	4%
General Administration, Purchasing, Sales and Marketing	38	16%
Total	238	100%

We have not experienced any significant labor disputes and consider our relationship with our employees to be good. Our employees are not covered by any collective bargaining agreement.

We have established an employee welfare plan in accordance with the relevant PRC laws and regulations. Our total expenses for this plan were approximately $39,735, $71,224 and $92,139 in 2009, 2010 and 2011, respectively.

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

On November 30, 2011, we announced a share repurchase program for up to a total of 500,000 shares of our ADS’s through May 2012 in accordance with applicable requirements of Rule 10b5-1 and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended. As of March 30, 2012, a total of 14,016 shares of our ADS’s have been purchased under the repurchase program.

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

Topchina is a British Virgin Islands limited liability company organized on November 3, 2004. Ossen Materials and Topchina directly own an operating subsidiary in China, Ossen (Jiujiang) Steel Wire & Cable Co., Ltd., or Ossen Jiujiang. As of December 31, 2011, Ossen Materials owns 20.5% of the equity of Ossen Jiujiang and Topchina owns 79.5%.

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

On November 19, 2010, the Department of Commerce of Jiujiang City approved an increase in the registered capital of Ossen Jiujiang by approximately $29.2 million, which capital must be paid in full by November 2012. As of December 31, 2011, Topchina paid approximately $20 million of the increased registered capital to Ossen Jiujiang. As a result, 79.5% of Ossen Jiujiang is currently held by Topchina and 20.5% by Ossen Materials. Once the increased registered capital is fully paid, Topchina will own 85% of Ossen Jiujiang and Ossen Materials will own 15%.

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

As of December 31, 2011, our production facility in Maanshan City had a total gross floor area of approximately 47,356 square meters and we employed 63 production personnel at that facility. Our Maanshan facility contained seven production lines with an annual production of approximately 77,749 tons in 2011. As of December 31, 2011, our production facility in Jiujiang City had a total gross floor area of approximately 58,780 square meters and we employed 65 production personnel at that facility. Our Jiujiang facility contained eleven production lines with an annual production of approximately 43,100 tons in 2011. Historically, we have not experienced any form of disruption in our production facilities.

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

Important Factors Affecting our Results of Operations and Existing Trends

International and Domestic Markets

Our results of operations depend in part on the proportion of international sales to domestic sales that we attain during a particular financial reporting period. Sales to international customers have historically generated profit margins that are approximately 2% to 5% higher than sales to domestic customers. In addition, we have historically collected a significant percentage of revenues generated by international sales by letter of credit, which enables us to convert accounts receivable into cash more quickly. Our domestic customers generally pay approximately 90 days after receiving the materials at the construction site. The payment terms, however, could be extended longer if the Chinese central bank tightens credit policy. In 2008, we sold 37.6% of our products to international customers. However, in 2009, 2010 and 2011, we sold only 3.7%, 3.0% and 6.3%, respectively, of our products to international customers, as a result of the global economic and financial crisis and the imposition of anti-dumping duties by the U.S. and the European Union.

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

The Railway Network Plan issued by the Ministry of Railways of the PRC has indicated that $290 billion will be invested in railway construction from 2009 to 2013, which will drive the domestic demand for prestressed materials. As a result of the July 2011 high speed railway accident in South China, many railway projects were temporarily halted and the Ministry of Railways faced funding difficulties. In February 2012, Chinese Premier Wen reassured the public about the government’s plan on railway network construction in China when he announced that the government will help raise the funds necessary to construct railways. Funding solutions will include funds directly from the government, bond issuances guaranteed by the government and introduction of private capital into the sector.

We generated approximately 6.0% of our revenue in 2011 from sales to customers in Asia Pacific, including primarily Vietnam, Bangladesh, South Korea and Australia, primarily for use in the construction of bridges. Due to increased demand for our products in the PRC market and these other markets, we do not intend to reestablish a presence in the United States or the European Union at the levels we experienced in 2008 in the near future. However, if opportunities arise in the U.S. or EU markets or in other international markets for us to win bids on projects or to reengage with former customers or establish relationships with new customers, we would pursue such opportunities.

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

Since 2009, in general the average gross margin of our plain surface and stabilized products has been approximately 10-15% and the average gross margin of our coated products (including rare earth coated and zinc coated products) has been approximately 20-30%. We expect that gross margin on our coated products will expand as a result of the large overall demand in the Chinese market. In addition, gross margins for our rare earth coated products are higher than zinc coated products because rare earth coating technology enables us to produce base on lower grade raw materials, which increases gross margin. However, there is also possibility for the gross margin on our coated products, including rare earth, to decrease in the future in the event that more competitors that successfully develop products of the same quality as our coated products at a lower cost penetrate our market or if demand for our coated product weakens because the PRC government scales back spending on infrastructure projects or for other reasons.

As an overall percentage of sales, sales of our coated products increased from 4% in 2008 to 51.7% in 2010 and 48% in 2011. 89.9% of our coated product sales in the year ended December 31, 2011 were sales of rare earth coated products and the remaining 10.1% were zinc coated products. Our plan is to continue to increase sales of our rare earth coated products to manufacturers of steel cables for bridges and other infrastructure projects, both in the PRC and internationally, in order to increase our revenues and profits.

One of our affiliates, Ossen Shanghai, acquired Shanghai Pujiang Cable Co., Ltd. in September 2010 and its subsidiary Zhejiang Pujiang Cable Co., Ltd., or Shanghai Pujiang, a downstream manufacturer of cables for use in bridge construction in the PRC. In the bridge construction industry, cable manufacturers are asked to bid on new projects. Manufacturers of prestressed materials, such as us, who provide the raw materials for the bridge cables, either participate indirectly in the bidding process through the cable manufacturers or participate directly. Since we are now affiliated with one of the leading cable manufacturers in the PRC, we anticipate that we will have more opportunities to participate in bids for bridge projects. We expect sales of our rare earth coated products and our profits to increase as a result of this acquisition. In 2011, Shanghai Pujiang contributed approximately 7.0% of our total revenue. See “Business – Our Growth Strategy – Strengthening our relationships with key customers, and diversifying our customer base” below.

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

We, like many other steel service centers, maintain substantial inventories of steel to accommodate the short lead times and just-in-time delivery requirements of our customers. Accordingly, we purchase steel in an effort to maintain our inventory at levels that we believe to be appropriate to satisfy the anticipated needs of our customers based upon historic buying practices, supply agreements with customers and market conditions. Our commitments to purchase steel are generally at prevailing market prices in effect at the time we place our orders. We have no long-term, fixed-price steel purchase contracts. When steel prices increase, competitive conditions will influence how much of the price increase we can pass on to our customers. To the extent we are unable to pass on future price increases in our raw materials to our customers, the net sales and profitability of our business could be adversely affected.

When steel prices decline, customer demands for lower prices and our competitors' responses to those demands could result in lower sale prices and, consequently, lower margins. Significant or rapid declines in steel prices or reductions in sales volumes could result in us incurring inventory or goodwill impairment charges. Changing steel prices therefore could significantly impact our net sales, gross margins, operating income and net income. In 2011, the impact of steel price fluctuation on our results of operations was immaterial.

We currently purchase almost all of our new materials from a very small number of suppliers. Purchases from our five largest suppliers amounted to 89.5%, 99.9% and 100% of our total raw material purchases in 2009, 2010 and 2011, respectively. To date, we have been able to obtain favorable pricing and delivery terms from these suppliers. However, as we continue to increase the scale of our production, we may need to further diversify our supplier network and, as a result, may not be able to obtain favorable pricing and delivery terms from new suppliers.

We acquired 22.2%, 5.1% and 0% of our raw materials from Shanghai ZFX in the years ended December 31, 2009, 2010 and 2011, respectively. Shanghai ZFX procures materials from the limited number of high quality manufacturers and suppliers of our raw materials in the PRC. However, since the introduction in 2009 of our rare earth coated materials, which undergo a coating process that reduces the loss in strength and performance that prestressed materials otherwise undergo during our manufacturing processes, we have lowered the standards for strength and performance requirements for our raw materials. As a result, we have been able to expand our supplier base to include suppliers of products with lower levels of strength and performance and have not relied as heavily on supplies from Shanghai ZFX. As sales of our rare earth coated materials increase, we expect that the percentage of purchases from Shanghai ZFX will continue to decrease in the near future.

Production capacity

In order to capture additional market share for our products, we have expanded over the past several years, and plan to continue to expand, our production capacity. Increased capacity has had, and could continue to have, a significant effect on our results of operations, by allowing us to produce and sell more products to generate higher revenues and profits. Our net proceeds from the December 2010 initial public offering were used to increase our production capacity. To date, we have spent $7.6 million as prepayments for the purchase of manufacturing equipment from Europe. Our growth strategy is to increase our production capacity from 140,000 tons annually to 170,000 tons annually following the expansion of our Maanshan facility and the installation of new coated products production lines. Our plan is to expand the existing building and to install new production lines which will be used for the production of approximately 30,000 tons annually of higher margin rare earth coated prestressed materials, including rare earth coated PC wires and PC strands.

For 2011, approximately 73,000 tons of our annual production capacity were utilized for plain surface products and stabilized products and approximately 43,000 tons were utilized for coated products, of which approximately 90% were rare earth coated products. Based on existing and anticipated trends in our industry, we believe that utilization in 2012 will reflect 2011 utilization rates, and we anticipate adding 30,000 tons of annual production capacity for rare earth coated products around the end of 2012 as a result of our capacity expansion plan.

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

Level of income tax and preferential tax treatment

Our net income is affected by the income tax that we pay and any preferential tax treatment that we are able to receive. Our operating subsidiaries are subject to the PRC enterprise income tax, or EIT. According to the relevant laws and regulations in the PRC, foreign invested enterprises established prior to January 1, 2008 are entitled to full exemption from income tax for two years beginning with the first year in which such enterprise is profitable and a 50% income tax reduction for the subsequent three years. Ossen Materials was entitled to an EIT exemption during the two years ended December 31, 2006 and was subject to a 50% income tax reduction during the three years ended December 31, 2009. Ossen Jiujiang was entitled to the EIT exemption during the two years ended December 31, 2008, and a 50% income tax reduction during the three years ended December 31, 2011.

Ossen Materials was subject to a 15% tax rate through 2011 as the result of its being designated a high-tech enterprise, and Ossen Jiujiang will be subject to a 15% tax rate through 2012 as a result of its being designated a high-tech enterprise. As our income tax obligations increase over time, our net income will be affected.

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

Description of Selected Income Statement Items

Revenues. We generate revenue from sales of our prestressed steel products, including plain surface products and rare earth coated products. We also derive an insignificant amount of revenue from providing services to select customers. Service revenues account for less than 2% of total revenues for all periods presented and is recognized upon delivery and acceptance of the finished products by the customer, or when pick up occurs.

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

Financial expenses. Financial expenses consist of interest expense on bank loans, interest income and other bank charges

Other Income. Our other income consisted of government grants and revenue from sales of scrap materials in 2009, 2010 and 2011.

Income Taxes. The PRC Enterprise Income Tax Law imposed a unified income tax rate of 33% prior to and including 2007 and of 25% beginning in 2008 for enterprises registered in the PRC. Both Ossen Materials and Ossen Jiujiang were designated by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities. As a result, Ossen Materials was entitled to an EIT exemption during the two years ended December 31, 2006 and was subject to a 50% income tax reduction during the three years ended December 31, 2009. Ossen Jiujiang was entitled to the EIT exemption during the two years ended December 31, 2008 and was subject to 50% income tax reduction during the three years ended December 31, 2011.

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

Results of Operations

The following table sets forth the key components of our results of operations for the periods indicated, in dollars and as a percentage of revenue.

	(All amounts in U.S. dollars, except for percentages)
	For Year Ended December 31,
	2011	% of Revenue	2010	% of Revenue	2009	% of Revenue
Revenues	$118,616,971	100.0%	$117,453,024	100.0%	$101,087,796	100.0%
Cost of Goods Sold	96,588,172	81.4%	92,298,319	78.6%	86,559,925	85.6%
Gross profit	22,028,799	18.6%	25,154,705	21.4%	14,527,871	14.4%
Selling expenses	1,216,504	1.0%	660,934	0.6%	503,724	0.5%
General and administrative expenses	2,747,514	2.3%	1,796,995	1.5%	2,243,672	2.2%
Total operating expenses	3,964,018	3.3%	2,457,929	2.1%	2,747,396	2.7%
Income from operation	18,064,781	15.2%	22,696,776	19.3%	11,780,475	11.7%
Interest expenses, net	(3,480,766)	-2.9%	(2,437,426)	-2.1%	(1,496,712)	-1.5%
Other income, net	609,666	0.5%	151,757	0.1%	183,495	0.2%
Income before income taxes	15,193,681	12.8%	20,411,107	17.4%	10,467,258	10.4%
Income Taxes	(2,139,029)	-1.8%	(2,865,372)	-2.4%	(740,053)	-0.7%
Net Income	13,054,652	11.0%	17,545,735	14.9%	9,727,205	9.6%

Less: net income attributable to non-controlling interest	1,506,947	1.3%	2,897,397	2.5%	1,714,670	1.7%
Net income attributable to controlling interest	11,547,705	9.7%	14,648,338	12.5%	8,012,535	7.9%
Other comprehensive income- Foreign currency translation gain	3,102,645	2.6%	1,649,960	1.4%	31,146	0.0%
Total other comprehensive income	3,102,645	2.6%	1,649,960	1.4%	31,146	0.0%
Comprehensive Income	$14,650,350	12.4%	$16,298,298	13.9%	$8,043,681	8.0%

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues. During the year ended December 31, 2011, we had revenues of approximately $118.6 million as compared to revenues of approximately $117.5 million during year ended December 31, 2010, an increase of approximately $1.2 million, or 1.0%. The growth in our revenues during the year ended December 31, 2011 was attributable to increase in sales of zinc coated products, stabilized PC wires and other sales income, as partially offset by decrease in sales of plain surface PC products and rare earth coated PC products. The decrease in our sales of plain surface and rare earth coated PC products was mainly due to the suspension of railway related projects nationwide in China in the 2nd half of 2011 as a result of the high speed railway accident in South China in July 2011 and the resulting funding difficulties faced by the Ministry of Railway of China.

The following table provides a breakdown of our revenues during the years ended December 31, 2011 and 2010, respectively:

	Year ended December 31,
	2011		2010		Change from
	Revenue ($)	% of Total Revenue	Revenue ($)	% of Total Revenue	2010 to 2011
Products:
Plain surface PC strands	30,203,244	25%	40,247,880	34%	-25%
Zinc coated PC wires and PC strands	5,702,423	5%	2,964,414	3%	92%
Stabilized PC wires	26,547,790	22%	16,322,560	14%	63%
Rare earth coated PC wires and PC strands	50,845,973	43%	57,729,470	49%	-12%
Others	5,317,541	4.5%	188,701	0.2%	2718%
Total	118,616,971	100%	117,453,024	100%	1.0%

The reasons for the change in our product mix from 2010 to 2011, with sales of stabilized PC wires increasing significantly and sales of plain surface and rare earth coated PC wires and PC strands decreasing significantly were as follows:

Our stabilized PC wires, which are products that are developed during the middle stages of our production process prior to coating, generally contribute significantly lower levels of revenue from sales. Stabilized PC wires are lower margin products compared to rare earth coated or zinc coated products. During the second half of 2011, especially after the high speed railway accident in South China in July, the Ministry of Railways of China suspended virtually all railway related projects across the country as a result of nationwide railway safety check as well as the funding difficulties it faced. Such suspension, accompanied by tightened credit environment in China during the same period of time, has materially and adversely impacted our business. Our sales of rare earth coated PC products, which are used to construct bridges, and our plain surface PC products, which are used to construct highways, railways and approaching bridges, decreased significantly in 2011 as compared to 2010.

As a result, our demand for stabilized PC wires to manufacture rare earth coated products decreased as well. Accordingly we sold more stabilized PC wires to other parties and generated more revenue from such sales as compared to 2010.

We believe the negative impact from the incidents in 2011 to our business is temporary. We expect that revenue generated by sales of our rare earth coated products will continue to increase, especially after we install new rare earth coated material production lines in our facility. We plan to fill more orders for rare earth coated materials from the PRC and international markets, where demand for use of these products in the construction and restoration of bridges is expected to continue to grow in the future.

During 2011 we generated approximately 43% of our revenue from sales of our rare earth coated products. Demand for our rare earth coated PC wires and PC strands, which are new products that we began selling in the second half of 2010, has been very high in the PRC, and we expect this trend will resume and continue in the near future. Our customers that are in the bridge construction and restoration industry in the PRC and overseas have reported that they prefer rare earth coated products to zinc coated products because of the anti-corrosion and other beneficial properties of the rare earth coated products, including their long life span. In addition, because of the high strength of the individual rare earth coated PC strands and wires, fewer wires and strands are required for these projects, thereby decreasing the overall cost to our customers.

Cost of Goods Sold. Cost of goods sold was approximately $96.6 million during the year ended December 31, 2011, as compared to approximately $92.3 million during the year ended December 31, 2010, representing an increase of 4.6%, or approximately $4.3 million. As a percentage of revenues, cost of goods sold increased from 78.6% to 81.4% during the year ended December 31, 2011. This increase resulted from the decrease in sales of higher margin rare earth coated products and increase in sales of lower margin stabilized PC wires products in 2011.

Gross Profit and Gross Margin. Our gross profit is equal to the difference between our revenues and our cost of goods sold. Our gross profit decreased 12.4% to approximately $22.0 million during the year ended December 31, 2011, from approximately $25.2 million for the same period in 2010. The decrease was primarily attributable to decreased sales volume of our higher margin products and decrease in our sales price in order to fulfill the sales order in an adverse market environment during the second half of 2011.

For the years ended December 31, 2011 and 2010, our gross margin was 18.6% and 21.4%, respectively. The reason for this decrease in gross margin is that we decreased our sales of higher margin rare earth coated PC products in 2011 as compared with 2010 and decreased our sales price in order to fulfill sales orders during the adverse market environment during second half of 2011.

Selling Expenses. Selling expenses totaled $1.2 million for the year ended December 31, 2011, as compared to $0.7 million for the year ended December 31, 2010, an increase of 84.1%. This increase was attributable primarily to our increased sales efforts and expanded sales channels during 2011.

General and Administrative Expenses. G&A expenses totaled $2.7 million for the year ended December 31, 2011, as compared to $1.8 million for the year ended December 31, 2010, an increase of 52.9%. This increase was primarily due to our increased cost associated with research and development.

Operating Income. As a result of the foregoing, operating income for the year ended December 31, 2011 was approximately $18.1 million, a decrease of 20.4% as compared to approximately $22.7 million for the same period in 2010. As a percentage of net sales, operating income decreased from 19.3% to 15.2% during the year ended December 31, 2011.

Income Taxes. We incurred income tax expenses of $2.1 million and $2.9 million in fiscal years ended December 31, 2011 and 2010, respectively. The 50% income tax reduction for Ossen Materials ended December 31, 2010. Ossen Jiujiang is still subject to 50% income tax reduction, which ended on December 31, 2011. Ossen Materials is subject to a 15% tax rate through 2011 as the result of its being designated a high-tech enterprise, and Ossen Jiujiang will be subject to a 15% tax rate through 2012 as a result of its being designated a high-tech enterprise as well.

Net Income. As a result of the foregoing, our net income totaled approximately $13.1 million for the year ended December 31, 2011, as compared to approximately $17.5 million for the year ended December 31, 2010, a decrease of 25.6%.

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

The following table provides a breakdown of our revenues during the years ended December 31, 2010 and 2009, respectively:

	Year ended December 31,
	2010		2009		Change from 2009
	Revenue ($)	% of Total Revenue	Revenue ($)	% of Total Revenue	to 2010
Products:
Plain surface PC strands	40,247,880	34.3%	30,081,890	32%	34%
Zinc coated PC wires and PC strands	2,964,414	2.5%	2,225,113	2%	33%
Stabilized PC wires	16,322,560	14%	52,179,268	51%	(69)%
Rare earth coated PC wires and PC strands	57,729,470	49%	16,601,524	15%	248%
Other Income	188,701	0.2%	-	-	-

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

Cost of Goods Sold. Cost of goods sold was approximately $92.3 million during the year ended December 31, 2010, as compared to approximately $86.6 million during the year ended December 31, 2009, representing an increase of 6.6%, or approximately $5.7 million. As a percentage of revenues, cost of goods sold decreased from 85.6% to 78.6% during the year ended December 31, 2010. This decrease resulted from the increase in sales of higher margin rare earth coated and zinc coated PC products in 2010.

Gross Profit and Gross Margin. Our gross profit is equal to the difference between our revenues and our cost of goods sold. Our gross profit increased 73.1% to approximately $25.2 million during the year ended December 31, 2010, from approximately $14.5 million for the same period in 2009. The increase was primarily attributable to increased sales volume of our higher margin products.

For the years ended December 31, 2010 and 2009, our gross margin was 21.4% and 14.4%, respectively. The reason for this increase in gross margin is that we increased our sales of higher margin rare earth coated and zinc coated PC products in 2010 as compared with 2009.

Selling Expenses. Selling expenses totaled $0.7 million for the year ended December 31, 2010, as compared to $0.5 million for the year ended December 31, 2009, an increase of 31.2%. This increase was attributable primarily to our increased sales and expanded sales channels.

General and Administrative Expenses. G&A expenses totaled $1.8 million for the year ended December 31, 2010, as compared to $2.2 million for the year ended December 31, 2009, a decrease of 19.9%. This decrease was primarily due to reduction in salary and employee welfare as a result of reduced number of employees.

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

Revenue Recognition

In accordance with the ASC Topic 605, “Revenue Recognition”, the Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable, and collectability is reasonable assured.

The Company derives revenues from the processing, distribution and sale of own products. The Company recognizes its revenues net of value-added taxes (“VAT”). The Company is subject to VAT which is levied on the rate of 17% on the invoiced value of sales. Output VAT is borne by customers in addition to the invoiced value of sales and input VAT is borne by the Company in addition to the invoiced value of purchases to the extent not refunded for export sales.

The Company will recognize revenue for domestic sales based on the terms defined in the contract as long as risk of loss has transferred to the customers and each of the criteria under ASC 605 have been met. Contracts terms may require the Company to deliver the finished goods to the customers’ location or the customer may pick up the finished goods at the Company’s factory. International sales are recognized when shipment clears customs and leaves the port.

The Company also derives an insignificant amount of revenue from providing services to select customers. Service revenues account for less than 2% of total revenues for all periods presented and is recognized upon delivery and acceptance of the finished products by the customer, or when pick up occurs.

Contracts with distributors do not offer any chargeback or price protection. The Company experienced no product returns and recorded no reserve for sales returns for the years ended December 31, 2011, 2010 and 2009.

Research and Development

Research and development costs are expensed as incurred and totaled approximately $755,746, $595,477 and $1,100,000 for the years ended December 31, 2011, 2010 and 2009, respectively. Research and development costs are included in G&A in the accompanying statements of operations. Research and development costs are incurred on a project specific basis.

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

The Company also follows FASB ASC 740, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2011, the Company did not have a liability for unrecognized tax benefits.

The Company has not provided for income taxes on accumulated earnings amounting $36,224,467 that are subject to the PRC dividend withholding tax as of December 31, 2011, since these earnings are intended to be permanently reinvested.

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

Accounts Receivable

Accounts receivable are carried at net realizable value. The Company reviews its accounts receivables on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s historical payment history, its current credit-worthiness and current economic trends. Accounts are written off after exhaustive efforts at collection. If accounts receivable are to be provided for, or written off, they would be recognized in the consolidated statement of operations within operating expenses. Balance of allowance of doubtful accounts was $384,311 and $37,347 at December 31, 2011 and 2010, respectively.

Inventories

Inventories are stated at the lower of cost or net realizable value, which is based on estimated selling prices less any further costs expected to be incurred for completion and disposal. Cost of raw materials is calculated using the weighted average method and is based on purchase cost. Work-in-progress and finished goods costs are determined using the weighted average method and comprise direct materials, direct labor and an appropriate proportion of overhead. The Company considers a provision for excess, obsolete, or slow-moving inventory based on changes in customer demand, technology developments or other economic factors. At December 31, 2011 and 2010, the Company has no reserve for inventories.

Advance to Suppliers

Advance to Suppliers represents interest-free cash paid in advance to suppliers for purchases of raw materials. The balance of advance to suppliers was $41,391,174 and $25,072,350 at December 31, 2011 and 2010, respectively. Among the balance of $41,391,174, the aging of $22,375,891 was within 60 days, $15,239,214 was between 60-90 days and $3,776,069 was over 90 days. No allowance was provided for the prepayments balance at December 31, 2010.

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

In evaluating long-lived assets for recoverability, the Company uses its best estimate of future cash flows expected to result from the use of the asset and eventual disposition in accordance with FASB ASC 360-10-15. To the extent that estimated future, undiscounted cash inflows attributable to the asset, less estimated future, undiscounted cash outflows, are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such asset and its fair value. Assets to be disposed of and for which there is a committed plan of disposal, whether through sale or abandonment, are reported at the lower of carrying value or fair value less costs to sell.

No impairment loss is subsequently reversed even if facts and circumstances indicate recovery. There was no impairment loss recognized for the years ended December 31, 2011, 2010 and 2009.

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

FASB issued authoritative guidance that clarifies considerations relating to the consolidation of certain entities. The guidance requires identification of the Company’s participation in variable interest entities (“VIE”), which are defined as entities with a level of invested equity that is not sufficient to fund future activities to permit them to operation on a standalone basis, or whose equity holders lack certain characteristics of a controlling financial interest. That, for entities identified as a VIE, the guidance sets forth a model to evaluate potential consolidation based on a assessment of which party to a VIE, if any, bears a majority of the exposure to expected losses, or stand to gain from majority of its expected returns. The guidance also sets forth certain disclosure regarding interests in a VIE that are deemed significant even if consolidation is not required. This item is discussed in further detail in Note 10 – Related Party Transactions.

Recently Issued Accounting Pronouncements

The Company has reviewed all recently issued, but not yet effective, accounting pronouncements and does not believe the future adoption of any such pronouncements may be expected to cause a material impact on its financial condition or the results of its operations.

In May 2011, the Financial Accounting Standards Board ("FASB") issued a new accounting standard on fair value measurements that clarifies the application of existing guidance and disclosure requirements, changes certain fair value measurement principles and requires additional disclosures about fair value measurements. The standard is effective for interim and annual periods beginning after December 15, 2011. Early adoption is not permitted. The Company does not expect the adoption of this accounting guidance to have a material impact on its consolidated financial statements and related disclosures.

In June 2011, the FASB issued new guidance on the presentation of comprehensive income. The new guidance allows an entity to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive statements. The new guidance eliminates the current option to report other comprehensive income and its components in the statement of changes in stockholders’ equity. While the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income from that of current accounting guidance. This new guidance is effective for fiscal years and interim periods beginning after December 15, 2011. Upon adoption, the Company will present its consolidated financial statements under this new guidance. The Company does not expect the adoption of this accounting guidance to have a material impact on its consolidated financial statements and related disclosures.

In December 2011, the FASB issued ASU 2011-11 - Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities, which requires entities to disclose both gross and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting agreement. The objective of the disclosure is to facilitate comparison between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of International Financial Reporting Standards ("IFRS"). This ASU is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. Retrospective presentation for all comparative periods presented is required. Its adoption of ASU 2011-11 is not expected to have material impact on its consolidated financial statements.

5B. Liquidity and Capital Resources

The major sources of our liquidity for fiscal years 2009, 2010 and 2011 were cash generated from operations, bank borrowings, including loans from banks and bank acceptance notes. In addition, in December 2010, we issued 5 million shares in the form of American Depositary Receipts for net proceeds of approximately $20.3 million, which proceeds are being used to fund the capacity expansion of our coated PC products. We expect to continue to finance our operations and working capital needs in the near future from cash generated from operations and short-term borrowings.

Our cash and cash equivalents, which are denominated in RMB, were approximately $1.6 million at December 31, 2011, as compared to $12.3 million at December 31, 2010 and $8.4 million at December 31, 2009. The spike in 2010 was mainly due to increased net proceeds from short-term bank loans and our initial public offering completed in December 2010. The $20.3 million of net proceeds from our initial public offering were offset by prepayments of $7.6 for equipment for our new production lines and $6 million in working capital expenses. The decrease in 2011 was mainly due to increased balance of account receivables and prepayment to suppliers. We believe that our cash reserves, together with expected cash flow from operations and short-term loans, are sufficient to allow us to continue to operate for the next 12 months . For details of our bank loans and notes payables please see “Bank Loans and Bank Acceptance Notes” below.

In December 2010, we issued 5 million shares in the form of American Depositary Receipts. The $20.3 million of net proceeds from this offering are being used to fund the capacity expansion of our rare earth coated PC products. We currently estimate that the entire cost of this expansion will be approximately $22 million. We intend to fund any excess construction costs, as well as any unanticipated costs that may arise in relation to our expansion, from short-term bank loans or cash from operations.

Accounts Receivable

International sales accounted for 37.6% of our revenues in 2008 but only 3.7% in 2009, 3.0% in 2010 and 6.3% in 2011 as a result of the global financial and economic crisis and the anti-dumping tariffs imposed by the European Union and the U.S. In 2008, we collected approximately half of the revenues generated by international sales by letter of credit, enabling us to convert our accounts receivable into cash more quickly, prepay our suppliers and reduce the amount of funds that we needed to finance our working capital requirements. Our domestic customers generally pay approximately 90 days after receiving the materials at their construction site. As a result, our accounts receivable increased significantly in 2009, 2010 and 2011 as compared to 2008. We have collected 38.5% of the $48 million of accounts receivable outstanding as of December 31, 2011 in cash as of the date of this filing. See note 2 to our audited financial statements for a schedule of our valuation account. We do not expect our accounts receivable to decrease to 2008 levels until we significantly increase our international sales, which is not currently our business plan for the near future. During 2011, our international customers were located primarily in Asia and Australia, but not in Europe or the United States. We expect that trend to continue in the near future since demand for our higher margin rare earth coated products is high in the PRC and is expected to continue to grow. However, if opportunities arise in the U.S. or EU markets or in other international markets for us to win bids on projects or to reengage with former customers or establish relationships with new customers, we would pursue such opportunities.

Major Customers

During the years ended December 31, 2009, 2010 and 2011, our six largest customers contributed 86.7%, 74.4% and 64.2% of our total sales, respectively. See “Business—Our Customers” above. As a result of our reliance on a limited number of customers, we may face pricing and other competitive pressures, which may have a material adverse effect on our profits and our revenues. The volume of products sold for specific customers varies from year to year, especially since we are not the exclusive provider for any customers. In addition, there are a number of factors, other than our performance, that could cause the loss of a customer or a substantial reduction in the products that we provide to any customer and that may not be predictable. For example, our customers may decide to reduce spending on our products due to insufficient funding or delay of the project, or a customer may no longer need our products following the completion of a project. The loss of any one of our major customers, a decrease in the volume of sales to these customers or a decrease in the price at which we sell our products to them could materially adversely affect our profits and our revenues.

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

Bank Loans and Bank Acceptance Notes

At December 31, 2011, we had approximately $48 million of short-term bank loans and $24.8 million of bank acceptance notes outstanding, as compared to $38.3 million and $26.0 million at December 31, 2010, and $27.4 million and $19.7 million at December 31, 2009, respectively. The increased balance in 2010 and 2011 was due to expanded operations and increased needs to support working capital.

As our domestic sales in China, as percentage of total sales, increased significantly in 2009, 2010 and 2011 our use of bank acceptance notes as a settlement vehicle also increased. Our notes payable of $24.8 million at December 31, 2011 represented the amount of bank acceptance notes our suppliers received from us for our purchases of raw materials. These notes are issued by financial institutions, typically by banks, that entitle our suppliers to receive the full face amount from the bank or financial institution at maturity. Our notes payable are interest-free and range from six months to one year from the date of issuance. These notes are subject to bank charges of 0.05% of the principal amount as commission on each issuance and in total are secured by $19.8 million restricted cash as of December 31, 2011. Bank acceptance notes are commonly used in domestic China due to their enhanced credibility and the liquidity it provides to the bearer. The bearer always has the option to cash the bank acceptance notes before maturity at its issuing bank and receive a discounted amount in cash. We expect that bank acceptance notes will continue to account for a material portion of our total receivables and payables in the near future.

Short-term bank loans are obtained from local banks in China. All short-term bank loans are repayable within one year and are secured by property, plant and equipment and land use rights owned by us, or guaranteed by related parties. None of our short-term bank loans have financial covenants. However, each loan contains a covenant restricting our use of the funds received to either purchases of raw materials or working capital.

The weighted average annual interest rate of our short-term bank loans was 7.54%, 5.6% and 5.5% as of December 31, 2011, 2010 and 2009, respectively. Interest expense was $2.9 million, $1.9 million and $1.5 million for the years ended December 31, 2011, 2010 and 2009, respectively.

We have not experienced any difficulties in the acquisition and rollover of the short-term bank loans that we use to fund our daily operations. We anticipate rollovers of all current facilities that are set to mature in 2012 and do not anticipate a reduction in the availability of short-term bank loans to fund our operations and meet our growth objectives. Three of our affiliates, namely Shanghai Zhaoyang, Shanghai ZFX and Shanghai Ossen, have provided guarantees for certain of our short-term bank loans for no consideration. There can be no assurance that Shanghai Zhaoyang, Shanghai ZFX and Shanghai Ossen will be willing or able to continue to provide similar guarantees on this basis with respect to future borrowings.

Working Capital

Our working capital was approximately $70.8 million at December 31, 2011 as compared to $48.8 million at December 31, 2010 and $2.8 million at December 31, 2009.

The working capital increase in 2011 as compared with 2010 was due primarily to a $6 million increase in restricted cash, a $34.7 million increase in accounts receivable and a $16.3 million increase in prepayments. The increase in working capital was offset partially by a $10.8 million decrease in cash and cash equivalents, a $10.7 million decrease in inventories and a $9.6 million increase in short-term bank loans.

The increase in 2010 was due primarily to a $17.7 million increase in inventories, a $5.2 million increase in advance to suppliers, and a $17.5 million increase in notes receivable. The increase of working capital in 2010 resulted from the significant increase in production and sale of our products, particularly rare earth coated products in 2010. This increase in working capital was offset partially by a $11.0 million increase in short-term bank loans, a $1.8 million decrease in account receivable and a $2.3 million increase in accounts payable.

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

Due to Shareholder

Dr. Tang is our chairman and controlling shareholder. From time to time, Dr. Tang has paid operating expenses on our behalf to assist with our cash needs for business purposes. In the early stages of our company’s history, Dr. Tang provided a one-time interest-free loan to Topchina and Ossen Asia in connection with an investment in our subsidiary, Ossen Materials, by Topchina and Ossen Asia. The outstanding amount due under this loan as of December 31, 2009 was approximately $12.9 million. However, on November 26, 2010, we, along with our wholly owned subsidiaries, Topchina and Ossen Asia, entered into a loan contribution agreement with Dr. Tang. Pursuant to the agreement, the loan was cancelled and forgiven, and the loan balance is treated as a contribution to the capital of our company. We and our subsidiaries have been fully released from any obligations under the loan, and the loan has been extinguished and discharged.

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

Operating Activities

Net cash used in operating activities was approximately $25.0 million in 2010, as compared to $2.8 million in 2009. This increase in cash used in operating activities was primarily attributable to a $17.7 million increase in inventories in 2010 as compared to a $1.0 million increase in 2009, a $5.2 million increase in advances to suppliers in 2010 as compared to a $0.6 million increase in 2009, and $17.5 million increase in notes receivable. Each of these increases resulted from the significant increase in production and sale of our products, and particularly rare earth coated products~~.~~, in 2010. This increase in cash used was offset partially by an increase in our net income for the reasons discussed above under “Results of Operations,” a $1.8 million decrease in accounts receivable as compared to $10.4 million increase in 2009 as more bank acceptance notes were used in 2010, and $2.3 million increase in accounts payable as compared to $0.2 million decrease in 2009.

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

Years Ended December 31, 2011 and 2010

The following table sets forth a summary of our net cash flow information for the periods indicated:

(All amounts in U.S. dollars)

	Year Ended December 31,

	2011	2010

	(Audited)	(Audited)

Net cash used in operating activities	$(20,143,383)	$(25,011,255)

Net cash used in investing activities	(162,229)	(7,635,703)

Net cash provided by financing activities	7,668,492	35,614,404

Operating Activities

Net cash used in operating activities was approximately $20.1 million in 2011, as compared to $25.0 million in 2010. This decrease in cash used in operating activities was primarily attributable to a $10.7 million decrease in inventories in 2011 as compared to a $17.7 million increase in inventories in 2010 and a $9.8 million decrease in notes receivable in 2011 as compared to $17.5 million increase in notes receivable in 2010. Such decrease reflected the difficult market environment in the second half of 2011 as construction of many infrastructure projects in China was halted due to funding difficulties and the high speed railway accident.

Investing Activities

Net cash used in investing activities was approximately $0.2 million in 2011, as compared to $7.6 million in 2010. The decrease in cash used in investing activities was the result of our postponing the capacity expansion to 2012.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2011 was approximately $7.7 million, as compared to approximately $35.6 million in 2010. The decrease in cash provided by financing activities in 2011 as compared to 2010 was primarily due to the IPO proceeds received in 2010.

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

5.E. Off-Balance Sheet Arrangements

In 2011 we guarantees $2,359,047 of short term debt Shanghai ZFX has and Shanghai ZFX guarantees $45,213,987of our debt in 2011. During the same period we also guarantees $13,367,933 of short term debt of Shanghai Pujiang. Other than these, we do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our investors.

5.F. Tabular Disclosure of Contractual Obligations

Our contractual obligations consist of short-term debt obligations and capital commitments. The following table sets forth a breakdown of our contractual obligations as of December 31, 2011:

	Payments due by period
		Less than			More than
CONTRACTUAL OBLIGATIONS	Total	1 year	1-3 years	3-5 years	5 years

Short-term debt obligations (1)	$72,814,837	$72,814,837		-	-
Long-term debt obligations(2)	$4,718,094		$4,718,094	-	-
Capital Commitments (3)	$5,142,321	$2,540,912	$2,601,409	-	-
Total	$82,675,252	$75,355,749	$7,319,503	-	-

(1) Attributable to short-term bank loans and bank acceptance notes.

(2) Attributable to long-term bank loans.

(3) Attributable to the purchase of new production lines.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors, Executive Officers and Key Employees

The following table sets forth the name, age, positions and a brief description of the business experience of each of our directors, executive officers and key employees as of the date hereof.

Name	Position(s)	Age

Liang Tang	Chairman of Board	44

Wei Hua	Chief Executive Officer and Director	49

Yilun Jin	Chief Financial Officer	37

Junhong Li	Director	45

Xiaobing Liu	Director	52

Yingli Pan	Director	57

Zhongcai Wu	Director	62

There are no family relationships among our directors and officers. There are no arrangements or  understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management, except as disclosed in Note 10 in the “accompanying consolidated financial statements”. The address of each of our directors and executive officers is c/o Ossen Innovation Co., Ltd., 518 Shangcheng Road, Floor 17, Shanghai, 200120, People’s Republic of China.

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

6.B. Compensation

For the year ended December 31, 2010, the aggregate cash compensation that we paid to our executive officers and directors was approximately $140,000. For the year ended December 31, 2011, the aggregate cash compensation that we paid to our executive officers and directors was approximately $130,000. There are no service contracts between us and any of our directors, except for those directors who are also our executive officers. Pursuant to PRC law, 25% of our executive officers’ salaries have been set aside for pension and retirement.

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

We have entered into an employment agreement with Mr. Yilun Jin. Mr. Jin is employed as Chief Financial Officer of our Company. The term of his agreement is from October 26, 2010 until October 26, 2011 and the agreement may be automatically renewed for one year terms thereafter. We compensate Mr. Jin at an annual rate of approximately $73,759. Mr. Jin was awarded stock options to purchase 150,000 ordinary shares at the exercise price of $5.00. Mr. Jin may exercise, by cashless exercise, 50,000 options on the first date of his employment and 50,000 options on each of the first two anniversaries following the first date of employment. The stock options will expire on the tenth anniversary of Mr. Jin’s employment. We may terminate the agreement for cause as specified in the agreement.

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

Audit Committee

Our audit committee consists of Junhong Li, Yingli Pan and Xiaobing Liu, each of whom satisfies the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and Rule 5605 of the Nasdaq rules. The audit committee oversees our accounting and financial reporting processes and audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Xiaobing Liu, Yingli Pan and Junhong Li, each of whom satisfies the independence requirements of Rule 5605 of the Nasdaq rules. The compensation committee assists the Board in reviewing and approving the compensation structure, including all forms of compensation relating to our directors and executive officers. Our Chief Executive Officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving the total compensation package for our senior executives; and

•	reviewing periodically, and approving, any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Yingli Pan, Zhongcai Wu and Xiaobing Liu, each of whom satisfies the independence requirements of Rule 5605 of the Nasdaq rules. The corporate governance and nominating committee assists the board in selecting individuals qualified to become members of our board and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

6.E. Share Ownership

As of March 30, 2012, 20,000,000 of our ordinary shares were outstanding. Holders of our ordinary shares are entitled to vote together as a single class on all matters submitted to shareholders for approval. No holder of ordinary shares has different voting rights from any other holders of ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. Approximately 6,159,500 of our ordinary shares represented by American Depositary Receipts are held by an aggregate of 1 record holder in the United States.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The percentages of shares beneficially owned in the table below are based on 20,000,000 ordinary shares outstanding as of March 30, 2012.

The following table sets forth information with respect to the beneficial ownership of our common shares as of March 30, 2012 by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our outstanding ordinary shares.

Unless otherwise noted below, the address for each listed shareholder, director or executive officer is 518 Shangcheng Road, Floor 17, Shanghai, 200120, People’s Republic of China.

Name					Number	Percent

Directors, Executive Officers and 5% Shareholders(1):

Liang Tang					11,889,500	59.4%

Wei Hua(2)					600,000	3.0%

Yilun Jin(3)					100,000	*

Junhong Li					-	-

Xiaobing Liu	-	-	-	-	-	-

Yingli Pan	-	-	-	-	-	-

Zhongcai Wu	-	-	-	-	-	-

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Percentage of beneficial ownership of each listed person is based on ordinary shares outstanding as of the date of this filing, including ordinary shares convertible from all outstanding preferred shares, and the ordinary shares underlying any options and warrants exercisable by such person within 60 days of the date of this filing. Percentage of beneficial ownership of each listed person is based on ordinary shares outstanding as of March 30, 2012 and the ordinary shares underlying any options and warrants exercisable by such person within 60 days of the date of this filing.

(2)	The spouse of our chief executive officer, Wei Hua, owns 100% of the shares of Fascinating Acme Development Ltd., which owned 4% of the shares of Ossen Innovation Group prior to the business combination, and owns 4% of our shares since the business combination. Mr. Hua may be deemed to beneficially own these shares under SEC rules and regulations.

(3)	Mr. Jin has been granted a stock option to purchase up to 150,000 ordinary shares pursuant to our 2010 Employee Stock Option Plan. 100,000 shares are currently exercisable, 50,000 shares will be exercisable in in October 2012.

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

We acquired 22.2%, 5.1% and 0% of our raw materials from Shanghai ZFX in the years ended December 31, 2009, 2010 and 2011, respectively. We expect that we will continue to purchase the bulk of our supplies from unaffiliated suppliers in the future, as we did in 2011. Specifically, as we expand our rare earth business, we anticipate that our purchases from Shanghai ZFX will remain at or near their levels in 2011.

The contracts between us and Shanghai ZFX are typically for one year and generally specify the name of the products, specifications, price and quantity. Pursuant to the contracts, we must take delivery of the materials within a specified number of days. If we disagree with the quality of the materials received, we must notify Shanghai ZFX in writing within thirty days of receipt of the materials. The materials may be paid for by cash or bank acceptance notes. If we determine a change is necessary to the method of taking delivery, product ordered, steel or product specifications or quantity, we must notify Shanghai ZFX in writing at least thirty days in advance. We or Shanghai ZFX may rescind the contract/purchase order, which must be negotiated to the mutual agreement of both parties.

Management believes the transactions referenced above were on terms at least as favorable to us as we could have obtained from unaffiliated parties.

There were no sales contract between us and Shanghai ZFX in 2011.

Sales to a Related Party

We have sold a significant amount of our products to Shanghai Zhaoyang New Metal Material Co., Ltd., an entity that owns a 30% interest in Shanghai Ossen Investment Holding (Group) Co., Ltd., of which Dr. Tang, our chairman, is president. In 2009, 2010 and 2011, we generated approximately 53.8%, 13% and 6.6% of our revenues from sales to Shanghai Zhaoyang New Metal Material Co., Ltd.

In 2011 we also generated approximately 7.0% of our revenue from sales to Shanghai Pujiang, a subsidiary Shanghai Ossen acquired in September 2010.

Accounts Receivable

As of December 31, 2011, we had $20,799 accounts receivable from Shanghai Pujiang and its subsidiary Zhejiang Pujiang. The balance of such accounts receivable arises from the sales of our products to Shanghai Pujiang and Zhejiang Pujiang. These balances were all collected subsequently.

Guarantees

During the years ended December 31, 2009, 2010 and 2011, Shanghai Zhaoyang, an affiliate of ours, Shanghai Ossen, an affiliate of ours, and Shanghai ZFX, an affiliate of ours, provided guarantees for certain of our short-term and long-term bank loans. The term of each of the short-term loans is within one year. The term of the long-term loans is within three years. The purpose of these loans is to fund our working capital needs. Local banks have required guaranties pursuant to their standard regulations. Shanghai Ossen Investment Co., Ltd. is a member of the Ossen Group, whose relationship to us is described above under the heading “Business – Overview.”

Shanghai Ossen guaranteed loans in the amount of $5.4 million in 2009, $11.6 million in 2010 and $18.7 million in 2011. Shanghai ZFX guaranteed loans in the amount of $8.8 million, $26.3 million and $32.4 million in 2009, 2010 and 2011, respectively. Shanghai Zhaoyang guaranteed notes payable in the amount of $17.5 million in 2011. These guarantees were provided for no consideration. In addition, in 2011 we guaranteed loans in the amount of $2.4 million for Shanghai ZFX and guaranteed loans in the amount of $13.4 million for Shanghai Pujiang.

There can be no assurance that Shanghai Zhaoyang, Shanghai ZFX and Shanghai Ossen will be willing or able to continue to provide similar guarantees on this basis with respect to future borrowings. The loans that have come due have been repaid by us in full.

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

9.A. Offer and Listing Details

Our ADS’s are listed for trading on the Nasdaq Global Market under the symbol “OSN.” The shares began trading at $4.50 per ADS on December 21, 2010. The trading price for the ADSs was $1.02 on March 21, 2012.

The table below sets forth for the quarterly periods indicated the high and low closing market prices of our ordinary shares as reported on the Nasdaq Global Market:

	High	Low
2010

Fourth Quarter	$5.00	$4.21
(beginning December 21, 2010)

2011

First Quarter	$4.98	$3.36

Second Quarter	$3.87	$2.21

Third Quarter	$3.94	$1.38

Fourth Quarter	$1.64	$0.75

2012

First Quarter	$1.30	$0.82

The table below sets forth the high and low closing market prices for our shares on Nasdaq during the most recent six-month period:

	High	Low
2011

October	$1.64	$1.34

November	$1.48	$0.75

December	$0.97	$0.80

2012

January	$1.30	$0.82

February	$1.19	$1.05

March	$1.19	$1.00

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

United States Federal Income Taxation

The following is a discussion of the material U.S. federal income tax considerations that may apply to an investor with respect to the acquisition, ownership and disposition of our ADSs or ordinary shares. This discussion does not purport to address all of the tax consequences of owning our ADSs or ordinary shares with respect to all categories of investors that acquire our ADSs or ordinary shares, some of which (such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our ADSs or ordinary shares as part of a hedging, integrated, conversion, straddle or constructive sale transaction, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, persons who are investors in pass-through entities, grantor trusts, persons who own, directly or indirectly under applicable constructive ownership rules, 10% or more (by voting power) of our ADSs or ordinary shares, persons who received our ADSs or ordinary shares pursuant to the exercise of an option or otherwise as compensation, certain former citizens and long-term residents of the United States, dealers in securities or currencies and investors whose functional currency is not the U.S. dollar) may be subject to special rules. This discussion addresses only holders who purchase our ADSs or ordinary shares and hold such ADSs or ordinary shares as a capital asset (i.e., generally for investment). Moreover, this discussion is based on the Internal Revenue Code of 1986, as amended (or the Code), existing and proposed Treasury regulations promulgated under the Code, published rulings, and administrative and judicial interpretations of the Code, all as currently in effect as of the date of hereof, all of which are subject to change, possibly with retroactive effect. Investors should consult their own tax advisors regarding the tax consequences arising in their own particular situation under U.S. federal, state, local or foreign law or the United States – PRC income tax treaty with respect to the acquisition, ownership or disposition of our ADSs or ordinary shares.

For purposes of this discussion, the term “U.S. Holder” means (except as described in the preceding paragraph) a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual U.S. citizen or resident, (ii) a corporation (or other entity taxable as a corporation) created or organized under the laws of the United States or any political subdivision thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if either (x) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (y) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. A beneficial owner of our ADSs or ordinary shares (other than a partnership) that is not a U.S. Holder is referred to below as a “Non-U.S. Holder.”

If a partnership, or an entity treated for U.S. federal income tax purposes as a partnership, such as a limited liability company, holds our ADSs or ordinary shares, the tax treatment of a partner in such partnership will depend on the status of the partner and upon the activities of the partnership. A partner in such a partnership holding our ADSs or ordinary shares, you should consult its tax advisor.

United States Federal Income Taxation of U.S. Holders

Distributions

Subject to the discussion of Passive Foreign Investment Companies, or PFICs, below, distributions made by us with respect to our ADSs or ordinary shares to a U.S. Holder will constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in our ADSs or ordinary shares, and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will generally not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us.

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

Tax Consequences If We Are A Passive Foreign Investment Company

We will be a passive foreign investment company (a “PFIC”) if, after applying certain pass-through rules, either: (i) 75% or more of our gross income in any taxable year consists of “passive income” (including dividends, interest, gains from the sale or exchange of investment property and certain rents and royalties); or (ii) at least 50% of our assets in any taxable year (averaged over the year and generally determined on a quarterly basis) produce or are held for the production of passive income.

We do not believe that we were a PFIC for our 2011 taxable year. However, because the determination of our PFIC status is based on such factual matters as the composition of our income and assets the valuation of our assets, and our market capitalization, there is no assurance that the United Stated Internal Revenue Service (“IRS”) will agree with our position for the 2011 taxable year or any prior taxable year. In addition, there can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2012 or in future taxable years.

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

U.S. Federal Income Taxation of Non-U.S. Holders

Except as described in “Backup Withholding and Information Reporting” below, non-U.S. Holders will generally not be subject to U.S. federal income tax or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our ADSs or ordinary shares unless, in the case of U.S. federal income taxes, the income is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (“effectively connected income”) (and, if an income tax treaty applies, the income is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States or, in the case of an individual, the income is attributable to a fixed place of business).

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

Backup Withholding and Information Reporting

U.S. Holders (other than certain exempt recipients) may be subject to information reporting requirements with respect to the payment of dividends on, or proceeds from the disposition of, our ADSs or ordinary shares. In addition, a U.S. Holder may be subject, under certain circumstances, to backup withholding at a rate of up to 28% with respect to dividends paid on, or proceeds from the disposition of, our ADSs or ordinary shares unless the U.S. Holder provides proof of an applicable exemption or correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder of our ADSs or ordinary shares who provides an incorrect taxpayer identification number may be subject to penalties imposed by the IRS.

Non-U.S. Holders are generally not subject to information reporting or backup withholding with respect to dividends paid on, or proceeds from the disposition of, our ADSs or ordinary shares, provided that the Non-U.S. Holder provides its taxpayer identification number, certifies to its foreign status, or establishes another exemption to the information reporting or back-up withholding requirements.

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

As of December 31, 2011, 2010 and 2009, substantially all of our cash included bank deposits in accounts maintained within the PRC where there is currently no rule or regulation in place for obligatory insurance to cover bank deposits in the event of bank failure. However, we have not experienced any losses in such accounts and we believe we are not exposed to any significant risks on our cash in bank accounts.

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

We received net proceeds of $20.3 million from our initial public offering. Our intention was to use the proceeds to increase our production capacity for rare earth coated products. To date, we have spent $7.6 million as prepayments for the purchase of manufacturing equipment from Europe. The expansion was postponed as a result of unfavorable business climate in China in the second half of 2011, primarily driven by tightened credit environment, the funding difficulties faced by Ministry of Railways of China and the high speed railway accident in South China in July 2011. Our current plan is to complete installation of the new production lines around the end of 2012, pending our ability to expand business and the general business environment in China at that time.

We intend to use cash generated from operations and bank borrowings to fund any remaining costs related to the expansion of our facilities.

ITEM 15.	CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on that evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

(b)	Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such item is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management has conducted an assessment, including testing of the design and the effectiveness of our internal control over financial reporting as of December 31, 2011. In making its assessment, management used the criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company identified deficiencies related to corporate governance, management’s application of disclosure requirements for SEC reporting and documentation of our financial statement reporting process. Such deficiencies are common for companies of our size who are new to the U.S. capital market. Our current internal accounting department responsible for financial reporting of the Company, on a consolidated basis, is relatively new to U.S. GAAP and the related internal control procedures required of U.S. public companies. Although our accounting staffs are professional and experienced in accounting requirements and procedures generally accepted in the PRC, management has determined that they require additional training and assistance in U.S. GAAP methods and SEC reporting. In addition, due to size of Ossen Innovation, a non-accelerated filer, lack of segregations of duties and insufficient resources limit our ability to comply to the standards.

The Company determined that these controls individually, or in the aggregate, did not constitute a material weakness due to mitigating factors such as senior management oversight, which is common for a company of our size. In addition, due to the size of Ossen Innovation, a non-accelerated filer, lack of segregations of duties and insufficient resources are common, but do not limit our ability to comply with the standards.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2011.

(c)	Attestation Report of Independent Registered Public Accounting Firm

We are a non-accelerated filer under the rules of the Securities and Exchange Commission. Accordingly, we are not required to include in this annual report an attestation report of our independent registered public accounting firm.

(d)	Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting during our fiscal year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Our board of directors has adopted a code of business conduct and ethics. The purpose of the code is to promote ethical conduct and deter wrongdoing. The policies outlined in the Code are designed to ensure that our directors, executive officers and employees act in accordance with not only the letter but also the spirit of the laws and regulations that apply to our business. We expect our directors, executive officers and employees to exercise good judgment, to uphold these standards in their day-to-day activities, and to comply with all applicable policies and procedures in the course of their relationship with the company. Any amendment to or waivers of the Code for members of our board of directors and our executive officers that are required to be disclosed by the rules of the SEC or Nasdaq will be disclosed on our website at http://www.osseninnovation.com within four business days following the amendment or waiver. During fiscal year 2011, no amendments to or waivers from the Code were made or given for any of our executive officers.

Our code of business conduct and ethics are publicly available on our website at http://www.osseninnovation.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Year Ended December 31, 2010	Year Ended December 31, 2011

Audit fees*	$200,000	$960,000

* “Audit fees” of $200,000 in 2010 means the aggregate fees billed for professional services rendered by our former principal auditor, Sherb & Co., LLP, for audit services performed in connection with our share exchange and initial public offering in 2010. No such fees were billed in 2009.

Audit fees of $960,000 in 2011 means the aggregate fees billed or to be billed for professional services rendered by our current principal auditor, BDO China Dahua CPA Co., Ltd, for audit services performed in connection with our 2010 annual report of $450,000 and 2011 quarterly and annual reports of $510,000.

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

On March 31, 2011, we dismissed Sherb & Co., LLP as our accountants. Upon the recommendation of the audit committee of our board of directors, and as ratified and approved by our board of directors, BDO China Dahua was engaged as our independent registered public accounting firm as of March 31, 2011.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-41.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Documents

1.1	Amended and Restated Memorandum of Association (1)

1.2	Amended and Restated Articles of Association (1)

2.1	Form of American Depositary Receipt (included in Exhibit 2.3)

2.2	Form of Ordinary Share Certificate (1)

2.3	Form of Deposit Agreement (3)

4.1	Share Exchange Agreement between Ultra Glory International Ltd., the shareholder of Ultra Glory International Ltd., Ossen Innovation Materials Group Co., Ltd. and the Shareholders of Ossen Innovation Materials Group Co., Ltd., dated July 7, 2010 (2)

4.2	Form of Sales Contract between Ossen Innovation Materials Co. Ltd. and Shanghai Zhaoyang New Metal Material Co., Ltd. (2)

4.5	Form of Sales Contract between Ossen Innovation Materials Co., Ltd. and Zhangjiagang Ruifeng Iron and Steel Co., Ltd. (2)

4.6	Form of Coating Processing Agreement between Ossen Innovation Materials Co., Ltd. and Zhangjiagang Ruifeng Iron and Steel Co., Ltd. (2)

4.7	Form of Purchase Contract between Ossen Innovation Materials Co., Ltd. and Zhangjiagang Free Trade Zone B.M. International Trading Co., Ltd. (2)

4.8	Form of Sales Contract between Shanghai Z.F.X. Steel Co., Ltd. and Ossen Innovation Materials Co. Ltd. (2)

4.9	Form of Purchase Contract between Ossen Innovation Materials Co., Ltd. and Zhangjiagang Free Trade Zone JinDe Trading Co., Ltd. (2)

4.10	Form of Purchase Contract between Ossen Innovation Materials Co., Ltd. and Jiangsu Shagang Group Co., Ltd. (2)

4.11	Employment Contract by and between Ossen Innovation Co., Ltd. and Liang Tang, dated November 24, 2010(1)

4.12	Form of Stabilization Processing Agreement between Shanghai Zhaoyang New Metal Material Co., Ltd. and Ossen Innovation Materials Co., Ltd. (2)

4.13	Form of Loan Contract between Ossen Innovation Materials Co., Ltd. and Feicuiyuan Branch, Huishang Bank (2)

4.14	Form of Loan Guarantee Contract between Shanghai Ossen Investment Co., Ltd. and Feicuiyuan Branch, Huishang Bank (2)

4.15	Form of Loan Guarantee Contract between Shanghai Z.F.X. Steel Co., Ltd. and Feicuiyuan Branch, Huishang Bank (2)

4.16	Cooperation Agreement between Ossen (Jiujiang) Steel Wire & Cable Co., Ltd., Shanghai Machinery Manufacturing Technology Research Institute, Organization Department of Jiujiang Committee of CPC and Jiujiang Bureau of Science and Technology, dated January 2008 (2)

4.17	Employment Agreement, dated October 26, 2010, entered into by the Company and Yilun Jin.(1)

8.1	Subsidiaries of the Registrant (2)

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

15.1	Letter from Sherb & Co., LLP*

* Attached as an exhibit hereto.

(1)	Incorporated by reference to our Registration Statement on Form F-1, filed on August 3, 2010, or an amendment thereto.

(2)	Incorporated by reference to our Shell Company Report on Form 20-F, filed on July 12, 2010.

(3)	Incorporated by reference to our Registration Statement on Form F-6, filed on December 3, 2010.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OSSEN INNOVATION CO., LTD.

/s/ Wei Hua

Name: Wei Hua
Title: Chief Executive Officer

Date: April 16, 2012

OSSEN INNOVATION CO., LTD.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONTENTS

PAGE	F-1-F-2	REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

PAGE	F-3-F-4	CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2011 AND 2010

PAGE	F-5	CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

PAGE	F-6	CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

PAGE	F-7-F-8	CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

PAGE	F-9 –F- 43	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACOUNTING FIRM

Board of Directors and Shareholders

Ossen Innovation Co., Ltd.

Shanghai, China

We have audited the accompanying consolidated balance sheet of Ossen Innovation Co., Ltd. as of December 31, 2011 and 2010 and the related consolidated statements of operations and other comprehensive income, shareholders’ equity, and cash flows for the two years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ossen Innovation Co., Ltd. as of December 31, 2011 and 2010 and the results of its operations and its cash flows for the two years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO China Dahua CPA Co., Ltd. (Formally known as BDO China Li Xin Da Hua CPA Co., Ltd.)

Shenzhen, People’s Republic of China

April 16, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACOUNTING FIRM

To the Board of Directors and Stockholders of

Ossen Innovation Co., Ltd.

We have audited the accompanying consolidated balance sheets of Ossen Innovation Co., Ltd. and subsidiaries as of December 31, 2009 and the related consolidated statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ossen Innovation Co., Ltd. and subsidiaries as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Sherb & Co., LLP

Certified Public Accountants

New York, New York

July 7, 2010

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2011 AND 2010

	December 31,
	2011	2010

ASSETS

Current Assets

Cash and cash equivalents	$1,568,261	$12,322,982

Restricted cash	19,764,900	13,799,018

Notes receivable – bank acceptance notes	10,851,616	17,636,928

Accounts receivable, net of allowance for doubtful accounts of $384,311 and $37,347 respectively	48,049,722	13,332,492

Inventories	17,222,664	27,949,781

Advance to suppliers	41,391,174	25,072,350

Other current assets	6,495,241	3,343,302

Notes receivable from related party – bank acceptance notes	-	3,024,895

Accounts receivable from related party	20,799	707,487

Total Current Assets	145,364,377	117,189,235

Property, plant and equipment, net	11,022,916	12,029,612

Land use rights, net	4,380,708	4,306,091

Prepayment for plant and equipment	7,869,529	7,562,237

TOTAL ASSETS	$168,637,530	$141,087,175

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2011 AND 2010 (Continued)

	December 31,
	2011	2010

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities

Notes payable – bank acceptance notes	$24,848,628	$26,014,096

Short-term bank loans	47,966,209	38,325,414

Accounts payable	948,475	2,493,665

Customer deposits	459,915	833,768

Income tax payable	4,792	662,585

Other payables and accrued expenses	324,423	94,510

Total Current Liabilities	74,552,442	68,424,038

Long-term bank loans	4,718,094	-

TOTAL LIABILITIES	79,270,536	68,424,038

EQUITY

Shareholders' Equity

Ordinary shares, $0.01 par value: 100,000,000 shares authorized, 20,000,000 shares issued and outstanding as of December 31, 2011 and 2010, respectively	200,000	200,000

Additional paid-in capital	33,884,656	33,338,096

Statutory reserve	3,884,808	2,674,457

Retained earnings	36,224,467	25,887,113

Accumulated other comprehensive income	5,295,641	2,192,996

TOTAL SHAREHOLDERS’ EQUITY	79,489,572	64,292,662

Non-controlling interest	9,877,422	8,370,475

TOTAL EQUITY	89,366,994	72,663,137

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$168,637,530	$141,087,175

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

	Year Ended December 31,
	2011	2010	2009

REVEUNUES	$118,616,971	$117,453,024	$101,087,796

COST OF GOODS SOLD	96,588,172	92,298,319	86,559,925

GROSS PROFIT	22,028,799	25,154,705	14,527,871

Selling expenses	1,216,504	660,934	503,724

General and administrative expenses	2,747,514	1,796,995	2,243,672

Total Operating Expenses	3,964,018	2,457,929	2,747,396

INCOME FROM OPERATIONS	18,064,781	22,696,776	11,780,475

Financial expenses, net	(3,480,766)	(2,437,426)	(1,496,712)

Other income, net	609,666	151,757	183,495

INCOME BEFORE INCOME TAX	15,193,681	20,411,107	10,467,258

INCOME TAX	(2,139,029)	(2,865,372)	(740,053)

NET INCOME	13,054,652	17,545,735	9,727,205

LESS: NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST	1,506,947	2,897,397	1,714,670

NET INCOME ATTRIBUTABLE TO CONTROLLING INTEREST	11,547,705	14,648,338	8,012,535

OTHER COMPREHENSIVE INCOME

Foreign currency translation gain	3,102,645	1,649,960	31,146

TOTAL OTHER COMPREHENSIVE INCOME	3,102,645	1,649,960	31,146

COMPREHENSIVE INCOME	$14,650,350	$16,298,298	$8,043,681

EARNINGS PER ORDINARY SHARE

Basic and diluted	$0.58	$0.97	$0.53

WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING

Basic and diluted	20,000,000	15,150,685	15,000,000

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

	Total Ossen Innovation Co., Ltd. Shareholders’ Equity
				Accumulated
	Ordinary Shares		Additional	Other			Non
	$0.01 Par Value		Paid-in	Comprehensive	Statutory	Retained	Controlling
	Shares	Amount	Capital	Income	Reserve	Earnings	Interest	Total

Balance at January 1, 2009	15,000,000	$150,000	$100,000	$511,890	$661,597	$5,239,100	$3,758,408	$10,420,995

Net income	-	-	-	-	-	8,012,535	1,714,670	9,727,205

Transfer to statutory reserve	-	-	-	-	431,734	(431,734)	-	-

Foreign currency translation adjustment	-	-	-	31,146	-	-	-	31,146

Balance at December 31, 2009	15,000,000	$150,000	100,000	543,036	1,093,331	12,819,901	5,473,078	20,179,346

Net income	-	-	-	-		14,648,338	2,897,397	17,545,735

Transfer to statutory reserve	-	-	-	-	1,581,126	(1,581,126)	-	-

Issuance of ordinary shares	5,000,000	50,000	20,295,000	-	-	-	-	20,345,000

Share-based compensation to employee	-	-	19,096	-	-	-	-	19,096

Debt forgiven by shareholder	-	-	12,924,000	-	-	-	-	12,924,000

Foreign currency translation adjustment	-	-	-	1,649,960	-	-	-	1,649,960

Balance at December 31, 2010	20,000,000	200,000	33,338,096	2,192,996	2,674,457	25,887,113	8,370,475	72,663,137

Net income	-	-	-	-	-	11,547,705	1,506,947	13,054,652

Transfer to statutory reserve	-	-	-	-	1,210,351	(1,210,351)	-	-

Share-based compensation to employee	-	-	105,605	-	-	-	-	105,605

IPO expense compensation	-	-	440,955	-	-	-	-	440,955

Foreign currency translation adjustment	-	-	-	3,102,645	-	-	-	3,102,645

Balance at December 31, 2011	20,000,000	$200,000	$33,884,656	$5,295,641	$3,884,808	$36,224,467	$9,877,422	$89,366,994

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2011	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$13,054,652	$17,545,735	$9,727,205

Adjustments to reconcile net income to net cash provided by/ (used in) operating activities:

Depreciation and amortization	2,007,263	1,838,794	1,457,784

Share-based compensation expense	105,605	19,096	-

Changes in operating assets and liabilities:

(Increase) Decrease In:

Accounts receivable	(34,717,230)	1,824,595	(10,443,599)

Inventories	10,727,118	(17,742,920)	(906,600)

Advance to suppliers	(16,318,824)	(5,238,789)	(562,867)

Other current assets	(3,151,939)	(2,378,426)	(671,517)

Notes receivable - bank acceptance notes	6,785,312	(17,486,720)	(150,208)

Notes receivable from related party - bank acceptance notes	3,024,895	(1,196,661)	(1,828,234)

Accounts receivable from related party	686,688	(707,487)

Increase (Decrease) In:

Accounts payable	(1,545,190)	2,253,390	(188,166)

Customer deposits	(373,853)	(4,355,991)	2,253,492

Income tax payable	(657,793)	552,092	104,028

Other payables and accrued expenses	229,913	62,037	(1,442,999)

Due to shareholder	-	-	(117,649)

Net cash used in operating activities	(20,143,383)	(25,011,255)	(2,769,330)

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchases of plant and equipment	(156,288)	(73,466)	(209,511)

Prepayment for purchases of plant and equipment	(5,941)	(7,562,237)	-

Net cash used in investing activities	(162,229)	(7,635,703)	(209,511)

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Year Ended December 31,
	2011	2010	2009

CASH FLOWS FROM FINANCING ACTIVITIES:

Increase in restricted cash	(5,965,883)	(1,974,804)	(1,847,122)

Proceeds from short-term bank loans	75,184,567	57,578,620	35,687,123

Repayments of short-term bank loans	(65,543,772)	(46,603,583)	(27,789,153)

Proceeds from Long-term bank loans	4,718,094	-	-

Proceeds from notes payable-bank acceptance notes	50,433,168	50,216,280	50,771,789

Repayment of notes payable-bank acceptance notes	(51,598,637)	(43,947,109)	(49,263,858)

Proceeds from issuance of ordinary shares to public, net of issuance cost	-	20,345,000	-

IPO compensation	440,955	-	-

Net cash provided by financing activities	7,668,492	35,614,404	7,558,779

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(12,637,120)	2,967,446	4,579,938

Effect of exchange rate changes on cash	1,882,399	946,069	68,214

Cash and cash equivalents at beginning of period	12,322,982	8,409,467	3,761,315

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,568,261	$12,322,982	$8,409,467

SUPPLEMENTARY CASH FLOW INFORMATION

Cash paid during the periods:

Income taxes paid	$2,863,026	$2,355,451	$637,267

Interest paid	$2,998,929	$1,949,982	$1,492,404

Non-cash transactions:

Appropriation to statutory reserve	$1,210,351	$1,581,126	$431,734

Debt forgiven by shareholder	$-	$12,924,000	$-

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

Ossen Innovation Co., Ltd., (“Ossen Innovation” or the “Company”) formerly known as Ultra Glory International, Ltd., or Ultra Glory, is a British Virgin Islands limited liability company organized on January 21, 2010 under the BVI Business Companies Act, 2004 (the “BVI Act”). Ultra Glory was a blank check company formed for the purpose of acquiring, through a share exchange, asset acquisition or other similar business combination, an operating business.

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

The Company’s Shareholders

Dr. Tang, the Company’s chairman, owns 100% of the shares of Effectual Strength Enterprises Ltd., a British Virgin Islands company, which currently owns 59.4% of the Company’s outstanding ordinary shares. The spouse of the Company’s chief executive officer, Wei Hua, owns 100% of the shares of Fascinating Acme Development Ltd., which owns 3% of the Company’s outstanding ordinary shares. The spouse of the chief executive officer of Shanghai ZFX, which is an affiliated company of the Company that supplied the Company with raw materials in 2010, owns 100% of the shares of Gross Inspiration Development Ltd., which owns 3% of the Company’s outstanding ordinary shares. Another 25% of the Company’s ordinary shares, or 5 million shares, were issued in the Company’s initial public offering in December 2010 and are currently trading on NASDAQ in the form of ADS’s. The holders of the remaining 9.6% of the Company’s shares are investors that are residents of the People’s Republic of China (“PRC”) and are unaffiliated with Ossen.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

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

At December 31, 2011, the subsidiaries of Ossen Innovation Co., Ltd were as follows:

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Ossen Innovation Co., Ltd. and its subsidiaries and have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). Intercompany accounts and transactions have been eliminated upon consolidation.

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

Non-controlling Interest

Non-controlling interests in the Company’s subsidiaries are recorded in accordance with the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 810 Consolidation (“ASC 810”) and are reported as a component of equity, separate from the parent’s equity. Purchase or sale of equity interests that do not result in a change of control are accounted for as equity transactions. Results of operations attributable to the non-controlling interest are included in our consolidated results of operations and, upon loss of control, the interest sold, as well as interest retained, if any, will be reported at fair value with any gain or loss recognized in earnings.

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

	2011	2010	2009

Year end RMB: US$ exchange rate	6.3585	6.6118	6.8542

Average yearly RMB: US$ exchange rate	6.4640	6.7788	6.9623

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

In accordance with the ASC Topic 605, “Revenue Recognition”, the Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable, and collectability is reasonable assured.

The Company derives revenues from the processing, distribution and sale of own products. The Company recognizes its revenues net of value-added taxes (“VAT”). The Company is subject to VAT which is levied on the rate of 17% on the invoiced value of sales. Output VAT is borne by customers in addition to the invoiced value of sales and input VAT is borne by the Company in addition to the invoiced value of purchases to the extent not refunded for export sales.

The Company will recognize revenue for domestic sales based on the terms defined in the contract as long as risk of loss has transferred to the customers and each of the criteria under ASC 605 have been met.  Contracts terms may require the Company to deliver the finished goods to the customers’ location or the customer may pick up the finished goods at the Company’s factory.  International sales are recognized when shipment clears customs and leaves the port.

The Company also derives an insignificant amount of revenue from providing services to select customers. Service revenues account for less than 2% of total revenues for all periods presented and is recognized upon delivery and acceptance of the finished products by the customer, or when pick up occurs.

Contracts with distributors do not offer any chargeback or price protection. The Company experienced no product returns and recorded no reserve for sales returns for the years ended December 31, 2011, 2010 and 2009.

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

Research and Development

Research and development costs are expensed as incurred and totaled approximately $755,746, $595,477 and $1,100,000 for the years ended December 31, 2011, 2010 and 2009, respectively. Research and development costs are included in G&A in the accompanying statements of operations. Research and development costs are incurred on a project specific basis.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Retirement Benefits

Retirement benefits in the form of contributions under defined contribution retirement plans to the relevant authorities are charged to operations as incurred. Retirement benefits of $112,960, $144,418 and $65,710were charged to operations for the years ended December 31, 2011, 2010 and 2009, respectively.

Stock-Based Compensation

Stock-based compensation includes 1) stock options and common stock awards granted to employees and directors for services, and are accounted for under FASB ASC 718 “Compensation - Stock Compensation”, and 2) common stock awards granted to consultants which are accounted for under FASB ASC 505-50 “Equity - Equity-Based Payments to Non-Employees”.

Common stock awards are granted to directors for services provided. All grants of common stock awards and stock options to employees and directors are recognized in the financial statements based on their grant date fair values. The Company has elected to recognize compensation expense using the straight-line method for all common stock awards and stock options granted with service conditions that have a graded vesting schedule, with a corresponding charge to additional paid-in capital.

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

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company also follows FASB ASC 740, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2011, the Company did not have a liability for unrecognized tax benefits.

The Company has not provided for income taxes on accumulated earnings amounting $36,224,467 that are subject to the PRC dividend withholding tax as of December 31, 2011, since these earnings are intended to be permanently reinvested.

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

The VAT deductible balance of nil and $97,961 at December 31, 2011 and 2010, respectively are included in Other Current Assets in the accompanying consolidated balance sheets.

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

As a result, $1,210,351, $1,581,126 and $431,734 have been appropriated to the accumulated statutory reserves by the Company’s PRC subsidiaries for the years ended December 31, 2011, 2010 and 2009, respectively.

Comprehensive Income

Comprehensive income is defined as the change in equity during the year from transactions and other events, excluding the changes resulting from investments by owners and distributions to owners, and is not included in the computation of income tax expense or benefit. Accumulated comprehensive income consists of foreign currency translation. The Company presents comprehensive income (loss) in accordance with ASC Topic 220, “Comprehensive Income”. ASC Topic 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income (loss) be reported in the consolidated financial statements.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

For financial reporting purposes, the Company considers all highly liquid investments purchased with original maturity of three months or less to be cash equivalents. The Company maintains no bank account in the United States of America. The Company maintains its bank accounts in Mainland China and Hong Kong. Balances at financial institutions or state-owned banks within the Mainland China are not covered by insurance. However, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts. According to the rules of Hong Kong Deposit Protection Board, in case a member bank of Deposit Protection Scheme (“DPS”) fails, the DPS will pay compensation up to a maximum of HK$500,000 to each depositor of the failed Scheme member.

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

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Earnings per share

The Company calculates earnings per share in accordance with ASC Topic 260, “Earnings per Share.” Basic earnings per share is computed by dividing the net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common stock equivalents had been issued and if the additional common shares were dilutive.

Accounts Receivable

Accounts receivable are carried at net realizable value. The Company reviews its accounts receivables on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s historical payment history, its current credit-worthiness and current economic trends. Accounts are written off after exhaustive efforts at collection. If accounts receivable are to be provided for, or written off, they would be recognized in the consolidated statement of operations within operating expenses. Balance of allowance of doubtful accounts was $384,311 and $37,347 at December 31, 2011 and 2010, respectively.

Inventories

Inventories are stated at the lower of cost or net realizable value, which is based on estimated selling prices less any further costs expected to be incurred for completion and disposal. Cost of raw materials is calculated using the weighted average method and is based on purchase cost. Work-in-progress and finished goods costs are determined using the weighted average method and comprise direct materials, direct labor and an appropriate proportion of overhead. The Company considers a provision for excess, obsolete, or slow-moving inventory based on changes in customer demand, technology developments or other economic factors. At December 31, 2011 and 2010, the Company has no reserve for inventories.

Advance to Suppliers

Advance to Suppliers represents interest-free cash paid in advance to suppliers for purchases of raw materials. The balance of advance to suppliers was $41,391,174 and $25,072,350 at December 31, 2011 and 2010, respectively. Among the balance of $41,391,174, the aging of $22,375,891 was within 60 days, $15,239,214 was between 60-90 days and $3,776,069 was over 90 days. No allowance was provided for the prepayments balance at December 31, 2010.

Customer Deposits

Customer deposits consist of amounts paid to the Company in advance for the sale of products in the PRC. The Company receives these amounts and recognizes them as a current liability until the revenue can be recognized when the goods are delivered. The balance of customer deposits was $459,915 and $833,768 at December 31, 2011 and 2010, respectively.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Prepayment for Property, Plant, and Equipment

Prepayment for property, plant, and equipment represents cash paid in advance to suppliers for purchases of property, plant, and equipment for capacity expansion. The balance of prepayment for property, plant and equipment was $7,869,529 and $7,562,237 at December 31, 2011 and 2010, respectively.

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

In evaluating long-lived assets for recoverability, the Company uses its best estimate of future cash flows expected to result from the use of the asset and eventual disposition in accordance with FASB ASC 360-10-15. To the extent that estimated future, undiscounted cash inflows attributable to the asset, less estimated future, undiscounted cash outflows, are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such asset and its fair value. Assets to be disposed of and for which there is a committed plan of disposal, whether through sale or abandonment, are reported at the lower of carrying value or fair value less costs to sell.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

No impairment loss is subsequently reversed even if facts and circumstances indicate recovery. There was no impairment loss recognized for the years ended December 31, 2011, 2010 and 2009.

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

FASB issued authoritative guidance that clarifies considerations relating to the consolidation of certain entities. The guidance requires identification of the Company’s participation in variable interest entities (“VIE”), which are defined as entities with a level of invested equity that is not sufficient to fund future activities to permit them to operation on a standalone basis, or whose equity holders lack certain characteristics of a controlling financial interest. That, for entities identified as a VIE, the guidance sets forth a model to evaluate potential consolidation based on a assessment of which party to a VIE, if any, bears a majority of the exposure to expected losses, or stand to gain from majority of its expected returns. The guidance also sets forth certain disclosure regarding interests in a VIE that are deemed significant even if consolidation is not required. This item is discussed in further detail in Note 10 – Related Party Transactions.

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

Recently Issued Accounting Pronouncements

The Company has reviewed all recently issued, but not yet effective, accounting pronouncements and does not believe the future adoption of any such pronouncements may be expected to cause a material impact on its financial condition or the results of its operations.

In May 2011, the Financial Accounting Standards Board ("FASB") issued a new accounting standard on fair value measurements that clarifies the application of existing guidance and disclosure requirements, changes certain fair value measurement principles and requires additional disclosures about fair value measurements. The standard is effective for interim and annual periods beginning after December 15, 2011. Early adoption is not permitted. The Company does not expect the adoption of this accounting guidance to have a material impact on its consolidated financial statements and related disclosures.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In June 2011, the FASB issued new guidance on the presentation of comprehensive income. The new guidance allows an entity to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive statements. The new guidance eliminates the current option to report other comprehensive income and its components in the statement of changes in stockholders’ equity. While the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income from that of current accounting guidance. This new guidance is effective for fiscal years and interim periods beginning after December 15, 2011. Upon adoption, the Company will present its consolidated financial statements under this new guidance. The Company does not expect the adoption of this accounting guidance to have a material impact on its consolidated financial statements and related disclosures.

 In December 2011, the FASB issued ASU 2011-11 - Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities, which requires entities to disclose both gross and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting agreement. The objective of the disclosure is to facilitate comparison between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of International Financial Reporting Standards ("IFRS"). This ASU is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. Retrospective presentation for all comparative periods presented is required. Its adoption of ASU 2011-11 is not expected to have material impact on its consolidated financial statements.

Reclassification

Certain 2010 and 2009 amounts have been reclassified to conform to the current year’s financial statements presentation. These reclassifications had no impact on the previously reported financial position, results of operations or cash flows.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

NOTE 3 – CONCENTRATION

Concentration of major customers and suppliers:

	Year ended December 31,
	2011		2010		2009

Major customers with revenues of more than 10% of the Company’s sales
Company A (3rd Party)	$29,905,914	25%	$37,685,302	32%	$17,687,139	17%
Company B (3rd party)	18,024,885	15%	21,213,241	18%	-	-
Company C (Related Party)	-	-	14,701,440	13%	54,353,402	54%
Total Revenues	$47,930,799	40%	$73,599,982	63%	$72,040,541	71%

	Year ended December 31,
	2011		2010		2009

Major suppliers with purchases of more than 10% of the Company’s purchases
Company X (3rd Party)	$11,261,250	17%	$50,156,639	49%	$-	-
Company Y (3rd Party)	15,225,509	22%	25,665,687	25%	8,819,740	10%
Company Z (3rd Party)	27,622,232	41%	15,397,496	15%	38,323,833	46%
Company U (3rd Party)	9,045,436	13%	-	-	-	-
Company V (3rd Party)	-	-	-	-	8,929,441	11%
Company W (3rd Party)	-	-	-	-	18,548,414	22%
Total Purchase	$63,154,427	93%	$91,219,822	89%	$74,621,428	89%

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

Accounts receivable related to the Company’s major customers comprised 45% and 20% of all accounts receivable as of December 31, 2011 and 2010, respectively.

Accounts payable related to the Company’s major suppliers comprised nil and 81% of all accounts payable as of December 31, 2011 and 2010, respectively.

NOTE 4 – ACCOUNTS RECEIVABLE

Accounts receivable is net of allowance for doubtful accounts.

	December 31,
	2011	2010

Accounts receivable	$48,434,033	$13,369,839
Less: allowance for doubtful accounts	(384,311)	(37,347)
Accounts receivable, net	$48,049,722	$13,332,492

Changes in the allowance for doubtful accounts are as follows:

	December 31,
	2011	2010

Beginning balance	$37,347	$42,487
Provision/(Reverse) for doubtful accounts	346,964	(5,140)
Ending balance	$384,311	$37,347

NOTE 5 – INVENTORIES

	December 31,
	2011	2010

Raw materials	$10,339,201	$21,436,186
Work-in-progress	231,746	450,022
Finished goods	6,651,717	6,063,573
Inventories	$17,222,664	$27,949,781

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

NOTE 6 – NOTES RECEIVABLE

Bank acceptance notes:	December 31,
	2011	2010

Due June 5, 2012,	$1,572,698	$-
Due June 5, 2012,	1,572,698	-
Due June 5, 2012,	2,359,047	-
Due June 5, 2012,	786,349	-
Due May 23, 2012,	1,572,698	-
Due May 20, 2012,	786,349	-
Due February 20, 2012, subsequently settled on due date	1,258,158	-
Due February 20, 2012, subsequently settled on due date	943,619	-
Due June 28, 2011, subsequently settled on due date	-	1,453,740
Due June 26, 2011, subsequently settled on due date	-	756,224
Due June 23, 2011, subsequently settled on due date	-	1,512,447
Due June 21, 2011, subsequently settled on due date	-	302,492
Due May 30, 2011, subsequently settled on due date	-	1,512,447
Due May 30, 2011, subsequently settled on due date	-	1,512,447
Due May 26, 2011, subsequently settled on due date	-	756,224
Due May 16, 2011, subsequently settled on due date	-	756,224
Due May 16, 2011, subsequently settled on due date	-	1,512,447
Due April 29, 2011, subsequently settled on due date	-	1,512,447
Due April 23, 2011, subsequently settled on due date	-	1,512,447
Due April 9, 2011, subsequently settled on due date	-	1,512,447
Due April 8, 2011, subsequently settled on due date	-	1,512,447
Due February 25, 2011, subsequently settled on due date	-	756,224
Due February 12, 2011, subsequently settled on due date	-	756,224
Total	$10,851,616	$17,636,928

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

Notes receivable are received from customers for the purchase of the Company’s products and are issued by financial institutions that entitle the Company to receive the full face mount from the financial institution at maturity, which bears no interest and generally ranges from three to six months from the date of issuance.

NOTE 7 – OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31,
	2011	2010

Refundable deposits with suppliers	$6,290,792	$-
Deposits for open project bids	125,816	3,230,329
VAT deductible	-	97,961
Other receivables	78,633	15,012
	$6,495,241	$3,343,302

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

NOTE 8 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	December 31,
	2011	2010
At Cost:
Plant and buildings	$4,197,345	$4,036,543
Machinery and equipment	15,038,443	14,338,467
Motor vehicles	292,675	256,378
Office equipment	112,007	103,855
	19,640,470	18,735,243
Less: Accumulated depreciation
Buildings	(1,298,556)	(991,927)
Machinery and equipment	(6,981,542)	(5,416,028)
Motor vehicles	(237,728)	(207,145)
Office equipment	(99,728)	(90,531)
	(8,617,554)	(6,705,631)
Property, plant and equipment, net	$11,022,916	$12,029,612

Depreciation expense for the years ended December 31, 2011, 2010 and 2009 was $1,911,923, $1,747,880 and $1,367,244, respectively. As of December 31, 2011 and 2010, a net book value of $4,131,509 and nil, respectively, of property were used as collateral for the Company’s short-term loans.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

NOTE 9 – LAND USE RIGHTS

Land use rights consist of the following:

	December 31,
	2011	2010

Cost of land use rights	$4,846,263	$4,660,601
Less: Accumulated amortization	(465,555)	(354,510)
Land use rights, net	$4,380,708	$4,306,091

Amortization expense for the years ended December 31, 2011, 2010 and 2009 was $95,341, $90,914 and $79,361, respectively. As of December 31, 2011 and 2010, a net book value of $2,786,405 and nil, respectively, were used as collateral for the Company’s short-term loans.

Amortization expense for the next five years and thereafter is as follows:

2012	$96,925
2013	96,925
2014	96,925
2015	96,925
2016	96,925
Thereafter	3,896,083
Total	$4,380,708

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

NOTE 10 – RELATED PARTY TRANSACTIONS

(a)	Names and Relationship of Related Parties:

Existing Relationship with the Company
Dr. Tang	Chairman and controlling shareholder of the Company

Shanghai Zhengfangxing Steel Co., Ltd. (“ZFX”)	Under common control of Dr. Tang

Shanghai Ossen Investment Co., Ltd. (“SOI”)	Under common control of Dr. Tang

Shanghai Ossen Investment Holdings (Group) Co., Ltd. (“Ossen Shanghai)	Dr. Tang is the President

Shanghai Zhaoyang New Metal Material Co., Ltd. (“Zhaoyang”)	Zhaoyang owns a 30% interest in Ossen Shanghai

Shanghai Pujiang Cable Co., Ltd. (“Shanghai Pujiang”)	Subsidiary of Ossen Shanghai since September 2010

Zhejiang Pujiang Cable Co., Ltd. (“Zhejiang Pujiang”)	Subsidiary of Shanghai Pujiang since December 2010

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

NOTE 10 – RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Summary of Balances with Related Party:
	December 31,
	2011	2010
Notes receivable from related party:
ZFX, due April 20, 2011, subsequently settled on due date	$-	$1,512,448
ZFX, due February 15, 2011, subsequently settled on due date	-	1,512,447
	$-	$3,024,895

The interest-free, unsecured notes were provided to a related party to assist with their working capital need.

	December 31,
	2011	2010
Accounts receivable from related party:
Shanghai Pujiang	$10,369	$707,487
Zhejiang Pujiang	10,430	-
	$20,799	$707,487

Shanghai Pujiang and Zhejiang Pujiang are customers of the Company. The balance of account receivable from related party arises from the sales of our products to Shanghai Pujiang and Zhejiang Pujiang. The balance of accounts receivable from related party was all collected subsequently.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

NOTE 10 – RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Summary of Related Party Transactions:

		December 31,
		2011	2010	2009

	ZFX provided guarantee for the bank loans borrowed by the Company	$26,105,707	$26,316,581	$8,775,521

	ZFX provided guarantee together with SOI for the short-term bank loans borrowed by the Company	$4,718,094	$-	$-

	ZFX provided guarantee together with Dr. Tang and his wife, for the short-term bank loans borrowed by the Company	$1,572,698	$-	$-

ZFX	ZFX provided guarantee for the notes payable issued by the bank	$3,145,396	$-	$-

	ZFX provided guarantee together with Zhaoyang for the notes payable issued by the bank	$9,672,092	$-	$-

	The Company provided guarantee for the short-term bank loans borrowed by ZFX	$2,395,047	$-	$-

	ZFX sold raw materials to the Company	$-	$5,199,891	$11,487,206

	SOI provided guarantee for the short-term bank loans borrowed by the Company	$12,376,238	$11,645,845	$5,411,572

SOI	SOI provided guarantee together with ZFX for the short-term bank loans borrowed by the Company	$4,718,094	$-	$-

	SOI provided guarantee together with Dr. Tang and his wife, for the short-term bank loans borrowed by the Company	$1,572,698	$-	$-

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(d)	Summary of Related Party Transactions (Continue):

	Zhaoyang provided guarantee for the notes payable issued by the bank	$7,784,855	$-	$-

Zhaoyang	Zhaoyang provided guarantee together with ZFX for the notes payable issued by the bank	$9,672,092	$-	$-

	Zhaoyang purchased products from the Company	$7,775,696	$14,701,440	$54,353,402

Shanghai Pujiang	Shanghai Pujiang purchased products from the Company	$12,931,551	$2,292,532	$2,097,377

	The Company provided guarantee for the short-term bank loans borrowed by Shanghai Pujiang	$13,367,933	$-	$-

Zhejiang Pujiang	Zhejiang Pujiang purchased products from the Company	$102,622	$-	$-

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

In accordance with ASC 810-10, “Consolidation”, the Company first evaluated that none of the related parties met the scope exceptions as outlined in the guidance. The Company then had to determine if it hold any variable interest in the related parties. The Company determined to have a variable interest in ZFX and Shanghai Pujiang because the Company guarantees $2,359,047 and $13,367,933 of the outstanding short term debt of ZFX and Shanghai Pujiang, respectively. In addition, the Company sold $12,931,551 of materials to Shanghai Pujiang during the year ended December 31, 2011. Next, the Company evaluated if ZFX or Shanghai are variable interest entities. Using both qualitative and quantitative analysis, the Company determined ZFX and Shanghai Pujiang were not variable interest entity as defined in ASC 810. The Company determined Dr. Tang to be the primary beneficiary of ZFX and Shanghai Pujiang because Dr. Tang is most closely associated with the ZFX and Shanghai Pujiang. Dr. Tang had the power to direct the activities of the ZFX and Shanghai Pujiang that most significantly impact it’s economic performance and has the obligation to absorb losses of the ZFX and Shanghai Pujiang that could potentially be significant or the right to receive benefits from the related parties that could potentially be significant.

The Company also evaluated the remaining related parties and affiliated entities under ASC 810 and because the Company does not guarantee the debt, the holders of the equity were at risk and therefore determined to be the primary beneficiary.

NOTE 11 – OTHER PAYABLES AND ACCRUED EXPENSES

Other payables and accrued expenses consist of the following:

	December 31,
	2011	2010

Other taxes payable	$304,988	$61,084
Accrued payroll & welfare	9,491	17,246
Others	9,944	16,180
	$324,423	$94,510

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

NOTE 12 – NOTES PAYABLE

Bank acceptance notes:	December 31,
	2011	2010

Due June 21,2012,	$786,349	$-

Due June 21,2012,	786,349	-

Due June 19,2012,	786,349	-

Due June 19,2012,	786,349	-

Due June 19,2012,	1,572,698	-

Due May 25,2012,	1,572,698	-

Due May 1,2012,	1,572,698	-

Due May 1,2012,	786,349	-

Due April 30,2012,	6,133,523	-

Due April 28,2012,	786,349	-

Due April 28,2012,	629,079	-

Due March 23,2012, subsequently repaid on due date	786,349	-

Due March 23,2012, subsequently repaid on due date	786,349	-

Due February 24,2012, subsequently repaid on due date	786,349	-

Due February 24,2012, subsequently repaid on due date	786,349	-

Due February 4,2012, subsequently repaid on due date	786,349	-

Due January 28,2012, subsequently repaid on due date	629,079	-

Due January 28,2012, subsequently repaid on due date	629,079	-

Due January 20,2012, subsequently repaid on due date	786,349	-

Due January 20,2012, subsequently repaid on due date	786,349	-

Due January 8,2012, subsequently repaid on due date	629,079	-

Due January 8,2012, subsequently repaid on due date	629,079

Due January 5,2012, subsequently repaid on due date	629,079

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

NOTE 12 – NOTES PAYABLE (CONTINUED)

Bank acceptance notes:

	December 31,
	2011	2010

Due December 15,2011, subsequently repaid on due date	-	604,979

Due June 21,2011, subsequently repaid on due date	-	302,490

Due June 21,2011, subsequently repaid on due date	-	907,469

Due June 15,2011, subsequently repaid on due date	-	604,979

Due June 13,2011, subsequently repaid on due date	-	453,734

Due June 13,2011, subsequently repaid on due date	-	756,224

Due June 10,2011, subsequently repaid on due date	-	756,224

Due June 10,2011, subsequently repaid on due date	-	907,469

Due June 10,2011, subsequently repaid on due date	-	756,224

Due June 1,2011, subsequently repaid on due date	-	604,979

Due May 10,2011, subsequently repaid on due date	-	604,979

Due May 10,2011, subsequently repaid on due date	-	1,512,447

Due April 25,2011, subsequently repaid on due date	-	1,361,203

Due April 11,2011, subsequently repaid on due date	-	1,512,447

Due April 9,2011, subsequently repaid on due date	-	1,512,447

Due March 27,2011, subsequently repaid on due date	-	1,512,447

Due March 27,2011, subsequently repaid on due date	-	1,512,447

Due March 27,2011, subsequently repaid on due date	-	1,512,447

Due March 27,2011, subsequently repaid on due date	-	1,512,447

Due February 25,2011, subsequently repaid on due date	-	756,224

Due February 25,2011, subsequently repaid on due date	-	756,224

Due February 12,2011, subsequently repaid on due date	-	756,224

Due February 12,2011, subsequently repaid on due date	-	756,224

Due February 10,2011, subsequently repaid on due date	-	1,512,447

Due January 2,2011, subsequently repaid on due date	-	1,512,447

Due January 2,2011, subsequently repaid on due date		756,224

Total	$24,848,628	$26,014,096

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

The interest-free notes payable, ranging from six months to one year from the date of issuance, are secured by $19,764,900 and $13,799,018 restricted cash as of December 31, 2011 and 2010, respectively. The related party guarantees the notes payable as described in Note 10.

All the notes payable are subject to bank charges of 0.05% of the principal amount as commission on each loan transaction. Bank charges for notes payable, included in financial expenses under the statements of operations, were $25,217, $24,488 and $25,386 for the years ended December 31, 2011, 2010 and 2009, respectively.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

NOTE 13 – SHORT TERM BANK LOANS

Short-term loans are summarized as follows:

	Bank Name	Interest Rate per Annum	December 31,
			2011	2010

Due Dec 16, 2012, guaranteed by ZFX and Zhaoyang	Agricultural Bank of China (“ABC”) Jiu Long Branch	7.32%	$4,718,094	$-
Due Oct 20, 2012, guaranteed by SOI and Zhaoyang	Anhui Rural Commercial Bank (“ARCB”) Ma An Shan Branch	7.87%	3,145,396	-
Due Oct 17, 2012, guaranteed by SOI and Zhaoyang	ARCB Ma An Shan Branch	7.87%	3,145,396	-
Due Oct 12, 2012,	Anhui Commercial Bank (“ACB”) Fei Cui Branch	7.22%	1,572,698	-
Due Sep 30, 2012, guaranteed by SOI and ZFX	ACB Fei Cui Branch	6.56%	1,572,698	-
Due Sep 29, 2012, guaranteed by ZFX	China Everbright Bank (“CEB”) Ma An Shan Branch	8.53%	786,349	-
Due Sep 28, 2012, guaranteed by ZFX	CEB Ma An Shan Branch	8.53%	786,349	-
Due Sep 22, 2012, guaranteed by ZFX	CEB Ma An Shan Branch	7.87%	1,572,698	-
Due July 25, 2012,	Industrial and Commercial Bank of China (“ICBC”) Jiu Jiang Ba Li Hu Branch	8.65%	1,415,428	-
Due June 6, 2012, guaranteed by ZFX	CEB Ma An Shan Branch	7.26%	4,718,094	-
Due June 6, 2012,	China Construction Bank (“CCB”) Ma An Shan Branch	10.00%	2,988,126	-
Due May 22, 2012, guaranteed by SOI and ZFX	Bank of Communications (“BOC”) Ma An Shan Branch	7.22%	1,572,698
Due May 17, 2012, guaranteed by SOI and ZFX	BOC Ma An Shan Branch	7.54%	1,572,698
Due April 18, 2012,	CCB Ma An Shan Branch	6.10%	1,572,698	-
Due April 4, 2012,	ICBC Ma An Shan Branch	6.94%	3,145,396	-
Due March 27, 2012, guaranteed by ZFX subsequently repaid on due date	Bank of China (“PBOC”) Jiu Jiang Branch	7.32%	786,316	-
Due March 10, 2012, guaranteed by ZFX subsequently repaid on due date	CCB Ma An Shan Branch	5.45%	3,302,666	-
Due March 10, 2012 subsequently repaid on due date	ICBC Jiu Jiang Ba Li Hu Branch	8.31%	1,729,968	-
Due March 5, 2012, guaranteed by ZFX subsequently repaid on due date	PBOC Jiu Jiang Branch	7.32%	314,525	-
Due Feb 17, 2012 subsequently repaid on due date	ICBC Ma An Shan Branch	6.94%	1,572,698	-

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

NOTE 13 – SHORT TERM BANK LOANS (CONTINUED)

	Bank Name	Interest Rate per Annum	December 31,
			2011	2010
Due Feb 11, 2012 guaranteed by SOI and ZFX, subsequently repaid on due date	BOC Ma An Shan Branch	7.54%	$1,572,698	$-
Due Feb 6, 2012, guaranteed by ZFX, subsequently repaid on due date	PBOC Ma An Shan Branch	7.87%	3,145,396	-
Due Jan 15, 2012,guaranteed by ZFX subsequently repaid on due date	PBOC Jiu Jiang Branch	7.32%	1,257,126	-
Due October 22, 2011, guaranteed by SOI, subsequently repaid on due date	ARCB Ma An Shan Branch	6.12%	-	3,024,895
Due September 9, 2011, guaranteed by SOI and ZFX, subsequently repaid on due date	ACB Fei Cui Yuan Branch	5.84%	-	2,571,161
Due September 7, 2011, guaranteed by ZFX, subsequently repaid on due date	CCB Jiu Jiang Branch	5.31%	-	4,537,342
Due August 23, 2011, subsequently repaid on due date	PBOC Ma An Shan Branch	5.31%	-	3,024,895
Due June 20, 2011, guaranteed by ZFX, subsequently repaid on due date	CEB Ma An Shan Branch	5.31%	-	4,537,342
Due May 26, 2011, guaranteed by SOI and ZFX, subsequently repaid on due date	BOC Ma An Shan Branch	5.58%	-	1,512,447
Due May 24, 2011, guaranteed by SOI and ZFX, subsequently repaid on due date	BOC Ma An Shan Branch	5.58%	-	1,512,447
Due May 23, 2011, subsequently repaid on due date	ICBC Ma An Shan Branch	5.61%	-	1,512,447
Due May 13, 2011, guaranteed by ZFX, subsequently repaid on due date	CCB Ma An Shan Branch	5.31%	-	1,361,203
Due March 25, 2011, guaranteed by ZFX and collateralized by the Company's Fixed Assets, subsequently repaid on due date	CCB Ma An Shan Branch	4.78%	-	1,512,447
Due March 18, 2011, guaranteed by ZFX, subsequently repaid on due date	CCB Ma An Shan Branch	4.78%	-	1,663,692
Due March 16, 2011, subsequently repaid on due date	CCB Ma An Shan Branch	4.37%	-	1,421,701
Due March 11, 2011, guaranteed by ZFX subsequently repaid on due date	CCB Ma An Shan Branch	4.78%	-	1,512,447

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

NOTE 13 – SHORT TERM BANK LOANS (CONTINUED)

	Bank Name	Interest Rate per Annum	December 31,
			2011	2010
Due March 6, 2011, guaranteed by ZFX, subsequently repaid on due date	PBOC Jiu Jiang Branch	6.39%	-	756,221
Due February 22, 2011, guaranteed by ZFX, subsequently repaid on due date	PBOC Jiu Jiang Branch	6.39%	-	302,490
Due February 1, 2011, guaranteed by SOI, subsequently repaid on due date	ARCB Ma An Shan Branch	5.84%	-	3,024,895
Due January 12, 2011, guaranteed by ZFX, subsequently repaid on due date	Agricultural Bank of China (“ABC”) Jiu Long Branch	6.39%	-	1,512,447
Due January 7, 2011,guaranteed by ZFX, subsequently repaid on due date	ABC Jiu Long Branch	6.39%	-	3,024,895
Total			$47,966,209	$38,325,414

All short term bank loans are obtained from local banks in China and are repayable within one year.

The weighted average annual interest rate of the short-term bank loans was 7.54% and 5.6% as of December 31, 2011 and 2010, respectively. Interest expense, included in the financial expenses in the statement of operations, was $2,998,929, $1,949,982 and $1,429,729 for the years ended December 31, 2011, 2010 and 2009, respectively. The Company was in compliance of their financial covenants at December 31, 2011 and 2010, respectively.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

NOTE 14 – LONG TERM BANK LOANS

	Bank Name	Interest Rate per Annum	December 31,
			2011	2010
Due August 8, 2013, guaranteed by ZFX	CCB Jiu Jiang Branch	7.32%	$4,718,094	$-
Total			$4,718,094	$-

. Interest expense, included in the financial expenses in the statement of operations, was $133,938, nil and nil for the years ended December 31, 2011, 2010 and 2009, respectively.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

NOTE 15 – STOCK-BASED COMPENSATION

On July 26, 2010, the Company’s Board of Directors adopted the 2010 Stock Option Plan, or the 2010 Plan. To date, other than the option to acquire 150,000 ordinary shares issued to our new chief financial officer (“CFO”), no shares have been issued under the 2010 Plan.

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

Stock options issued to employees

The Company’s CFO has been granted a stock option to purchase up to 150,000 ordinary shares pursuant to the Company’s 2010 Plan. 100,000 shares are currently exercisable, 50,000 shares will be exercisable in October 2012.

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

The Company recorded $105,605 compensation cost for year ended December 31, 2011, with corresponding credits to additional paid-in capital. Compensation cost of all stock option awards are recorded in general and administrative expenses. The total fair value of the options granted to employees at the respective grant dates was $211,500, of which the unrecognized portion of $86,799 is expected to be recognized following the straight-line method over the remaining weighted average vesting period of 0.8 years as of December 31, 2010.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

The expected forfeiture rate of the stock options granted as of December 31, 2011 is 0%.

The following table summarizes the stock option activities of the Company:

	Activity	Weighted Average Exercise Price

Outstanding as of January 1, 2010	-	$-

Granted	150,000	$5.00

Exercised	-	$-

Cancelled/Forfeited	-	$-

Outstanding as of December 31, 2010	150,000	$5.00

Exercised	-	$-

Cancelled/Forfeited	-	$-

Unvested as of December 31, 2011	50,000	5.00

Exercisable as of December 31, 2011	100,000	$5.00

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

The following table sets forth the computation of basic and diluted earnings per share for the periods indicated:

	December 31,
	2011	2010	2009

Net income attribute to the Company	$11,547,705	$14,648,338	$8,012,535

Weighted average ordinary shares outstanding - basic and diluted	20,000,000	15,150,685	15,000,000

Basic and diluted earnings per share	$0.58	$0.97	$0.53

For the year ended December 31, 2011, 150,000 stock option issued to CFO are excluded because such option would be of anti-dilutive.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

NOTE 17 – INCOME TAX

BVI

Ossen Innovation Co., Ltd, Ossen Innovation Group, Ossen Asia and Topchina are registered in the British Virgin Island and are exempt from income tax.

The PRC

According to the relevant laws and regulations in the PRC, foreign invested enterprises established prior to January 1, 2008 are entitled to full exemption from income tax for two years beginning with the first year in which such enterprise is profitable and a 50% income tax reduction for the subsequent three years. Ossen Materials was entitled to an exemption during the two years ended December 31, 2006 and was subject to a 50% income tax reduction during the three years ended December 31, 2009. Starting from January 1, 2010, Ossen Materials enjoys a tax rate of 15% as it is considered as a High and New Technology Enterprise by the PRC government. Ossen Jiujiang was entitled to the CIT exemption during the two years ended December 31, 2008, was subject to a 50% income tax reduction, or 12.5%, during the two years ended December 31, 2010 and will be subject to a 50% income tax reduction , or 12.5%, during the period from January 1, 2011 to December 31, 2011.

Enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC territory are considered PRC resident enterprises and subject to the PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management" refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2011, no detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of December 31, 2011, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If the Company’s non-PRC incorporated entities are deemed PRC tax residents, such entities would be subject to PRC tax The Company has analyzed the applicability of this law, as of December 31, 2011, and the Company has not accrued for PRC tax on such basis. The Company will continue to monitor changes in the interpretation or guidance of this law.

PRC tax law also imposes a 10% withholding income tax, subject to reduction based on tax treaty where applicable, for dividends distributed by a foreign invested enterprise to its immediate holding company outside China. Such dividends were exempted from PRC tax under the previous income tax law and regulations. The foreign invested enterprise is subject to the withholding tax starting from January 1, 2008. There were no dividends distributed in the years ended December 31, 2011 and 2010.

Income tax expenses consist of the following:

	Year Ended December 31,
	2011	2010	2009

Current	$2,190,005	$2,865,372	$740,880

Deferred	(50,976)	-	(827)

Income tax expenses	$2,139,029	$2,865,372	$740,053

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

Reconciliation from the expected income tax expenses calculated with reference to the statutory tax rate in the PRC of 25% is as follows:

	Year Ended December 31,
	2011	2010	2009
Computed "expected" income tax expenses	$3,798,420	$5,102,777	$2,616,815

Effect on tax incentive / holiday	(1,740,969)	(2,310,384)	(1,308,407)

Non-deductable expense/(tax exempted income)	81,578	72,979	(568,355)

Income tax expenses	$2,139,029	$2,865,372	$740,053

Components of net deferred tax assets are as follows:

	December 31,
	2011	2010	2009

Provision of doubtful accounts	$51,821	$-	$5,311

The deferred tax assets balance of $51,821, nil and $5,311at December 31, 2011, 2010 and 2009 respectively are included in Other Current Assets in the accompanying consolidated balance sheets.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

NOTE 18 – GEOGRAPHICAL SALES AND SEGMENTS

Information for the Company’s sales by geographical area for the years ended December 31, 2011, 2010 and 2009 are as follows:

	Year Ended December 31,
	2011	2010	2009
Domestic Sales	$111,130,918	$113,873,505	$97,361,596

International Sales	7,486,053	3,579,519	3,726,200

	$118,616,971	$117,453,024	$101,087,796

The Company operates one business segment for the years ended December 31, 2011, 2010 and 2009.

NOTE 19 – SUBSEQUENT EVENTS

We have evaluated all events or transactions that occurred after December 31, 2011 up through the date we issued the consolidated financial statements.

