Form 20-F/A
period 2011-12-31
Ossen Innovation Co. Ltd.
filed 2013-02-26
CIK 1485538

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____________________________

FORM 20-F/A

(Amendment No. 1)

 _____________________________

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

OSSEN INNOVATION CO., LTD.
FORM 20-F/A ANNUAL REPORT

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Form 20-F/A”) to the annual report on Form 20-F for the fiscal year ended December 31, 2011 (the “Form 20-F”) of Ossen Innovation Co., Ltd. (the “Company”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 16, 2012 addresses certain SEC comments provided to the Company and therefore amends Item 8 “Financial Information—Consolidated Statements and Other Financial Information”; and Item 15 “Controls and Procedures”. These amendments were made to, among other things, amend the conclusion for our internal control over financial reporting and provide a financial statement schedule pursuant to Rule 5-04 of Regulation S-X with respect to the impact of PRC regulations that restrict the ability of our PRC subsidiaries to pay dividends to the Company. This Form 20-F/A also includes (i) revised Exhibits 12.1, 12.2, 13.1 and 13.2 with respect to the certifications by our Chief Executive Officer and Chief Financial Officer and (ii) the Report of Independent Public Accounting Firm of our independent registered public accounting firm.

The other portions of the Form 20-F are not affected by the changes described above and have not been amended. This Form 20−F/A continues to speak as of the date of the Form 20−F and no attempt has been made in this Form 20−F/A to modify or update disclosures in the Form 20−F except as noted above. This Form 20−F/A does not reflect events occurring after the filing of the Form 20−F or modify or update any related disclosures, and information not affected by the amendment is unchanged and reflects the disclosure made at the time of the filing of the Form 20−F with the SEC except as noted above.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The financial statements are amended to include a financial statement schedule pursuant to Rule 5-04(c) of Regulation S-X for the years ended December 31, 2010 and December 31, 2011 and are attached to this Form 20 F/A.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended. In addition, the SEC requested that we review our analysis of Rule 5-04(c) of Regulation S-X and as a result, we have filed a financial statement schedule with this annual report. Although we believe the financial statement schedule does not change or impact our consolidated financial statements, due to omission of filing of the financial statement schedule, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this annual report.

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

The Company identified deficiencies related to management’s application of disclosure requirements for SEC reporting and documentation of our financial statement reporting process. Although our accounting staffs are professional and experienced in accounting requirements and procedures generally accepted in the PRC, management has determined that they require additional training and assistance in U.S. GAAP methods and SEC reporting. In addition, the SEC requested that we review our analysis of Rule 5-04(c) of Regulation S-X and as a result, we have filed a financial statement schedule with this annual report. Although we believe the financial statement schedule does not change or impact our consolidated financial statements, due to omission of filing of the financial statement schedule, our principal executive officer and principal financial officer have determined that our disclosure controls and procedures were not effective as of December 31, 2011. The Company has instituted corrective measures and will evaluate the effectiveness of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), including Rule 5-04(c) of Regulation S-X and will file the financial statement schedule as required.

Based on this assessment, management concluded that our internal controls over financial reporting were not effective as of December 31, 2011 due to the material weakness in the Company’s internal controls over financial reporting.

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

3

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OSSEN INNOVATION CO., LTD.

/s/ Wei Hua
Name:	Wei Hua
Title:	Chief Executive Officer

Date: February 25, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACOUNTING FIRM

Board of Directors and Shareholders

Ossen Innovation Co., Ltd.

Shanghai, China

We have audited the accompanying consolidated balance sheets of Ossen Innovation Co., Ltd. as of December 31, 2011 and 2010 and the related consolidated statements of operations and other comprehensive income, shareholders’ equity, and cash flows for the two years then ended. In connection with our audits of the financial statements, we have also audited the financial statement schedule listed in the accompanying index. These consolidated financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedules. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ossen Innovation Co., Ltd. as of December 31, 2011 and 2010 and the results of its operations and its cash flows for the two years then ended in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ BDO China Dahua CPA Co., Ltd. (Formally known as BDO China Li Xin Da Hua CPA Co., Ltd.)

Shenzhen, People’s Republic of China

April 16, 2012 (except for the financial statement schedule, as of February 25, 2013)

5

OSSEN INNOVATION CO., LTD.

SCHEDULE 1

CONDENSED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2011 AND 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACOUNTING FIRM

Board of Directors and Shareholders

Ossen Innovation Co. Ltd.

Shanghai, China

The audits referred to in our report dated April 16, 2012 relating to the consolidated financial statements of Ossen Innovation Co., Ltd., which is contained in Item 18 of this Form 20-F also included the audit of the financial statement schedules listed in the accompanying index. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.

In our opinion such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ BDO China Dahua CPA Co., Ltd. (Formally known as BDO China Li Xin Da Hua CPA Co., Ltd.)

Shenzhen, People’s Republic of China

February 25, 2013

OSSEN INNOVATION CO., LTD
CONDENSED BALANCE SHEETS AS OF DECEMBER 31, 2011 AND 2010

	December 31,
	2011	2010
ASSETS
Current Assets
Cash	$616,654	$345,000
Accounts receivable from related party	20,000,000	20,000,000
Total Current Assets	20,616,654	20,345,000
Long term investment in subsidiaries	43,238,081	30,022,295
TOTAL ASSETS	$63,854,735	$50,367,295

LIABILITIES AND SHAREHOLDERS’ EQUITY
TOTAL LIABILITIES	0	0

EQUITY
Shareholders' Equity
Share Capital	50,000	50,000
Additional paid-in capital	20,735,955	20,295,000
Statutory reserve	0	0
Retained earnings	43,065,332	30,022,295
Accumulated other comprehensive income	3,448	0
TOTAL SHAREHOLDERS’ EQUITY	63,854,735	50,367,295
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$63,854,735	$50,367,295

OSSEN INNOVATION CO., LTD CONDENSED STATEMENTS
OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	Year Ended December 31,
	2011	2010

REVENUES	$0	$0
COST OF GOODS SOLD	0	0
GROSS PROFIT	0	0
Selling expenses	0	0
General and administrative expenses	(169,516)	0
Total Operating Expenses	(169,516)	0

LOSS FROM OPERATIONS	(169,516)	0
Financial expenses, net	(413)	0
Investment in subsidiaries	11,823,627	14,667,435
INCOME BEFORE INCOME TAX	11,653,698	14,667,435
INCOME TAX	0	0
NET INCOME	11,653,698	14,667,435

OSSEN INNOVATION CO., LTD CONDENSED STATEMENTS
OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2011

Year Ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$11,653,698
Adjustments to reconcile net income to net cash provided by operating activities: Equity in earnings of subsidiaries	(11,382,044)
Net cash provided by operating activities	271,654

CASH FLOWS FROM INVESTING ACTIVITIES:

Net cash used in investing activities	0

CASH FLOWS FROM FINANCING ACTIVITIES:
Net cash provided by financing activities	0

INCREASE IN CASH	271,654
Cash at beginning of period	345,000

CASH AT END OF PERIOD	$616,654

10

OSSEN INNOVATION CO., LTD.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

11

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONTENTS

PAGE	F-1-F-2	REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

PAGE	F-3-F-4	CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2011 AND 2010

PAGE	F-5	CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

PAGE	F-6	CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

PAGE	F-7-F-8	CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

PAGE	F-9 –F- 40	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

FASB issued authoritative guidance that clarifies considerations relating to the consolidation of certain entities. The guidance requires identification of the Company’s participation in variable interest entities (“VIE”), which are defined as entities with a level of invested equity that is not sufficient to fund future activities to permit them to operation on a standalone basis, or whose equity holders lack certain characteristics of a controlling financial interest. That, for entities identified as a VIE, the guidance sets forth a model to evaluate potential consolidation based on an assessment of which party to a VIE, if any, bears a majority of the exposure to expected losses, or stand to gain from majority of its expected returns. The guidance also sets forth certain disclosure regarding interests in a VIE that are deemed significant even if consolidation is not required. This item is discussed in further detail in Note 10 – Related Party Transactions.

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

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

NOTE 3 – CONCENTRATION

Concentration of major customers and suppliers:

	Year ended December 31,
	2011		2010		2009
Company A (3rd Party)	$29,905,914	25%	$37,685,302	32%	$17,687,139	17%
Company B (3rd party)	18,024,885	15%	21,213,241	18%	-	-
Company C (Related Party)	-	-	14,701,440	13%	54,353,402	54%

	Year ended December 31,
	2011		2010		2009

Company X (3rd Party)	$11,261,250	17%	$50,156,639	49%	$-	-
Company Y (3rd Party)	15,225,509	22%	25,665,687	25%	8,819,740	10%
Company Z (3rd Party)	27,622,232	41%	15,397,496	15%	38,323,833	46%
Company U (3rd Party)	9,045,436	13%	-	-	-	-
Company V (3rd Party)	-	-	-	-	8,929,441	11%
Company W (3rd Party)	-	-	-	-	18,548,414	22%

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

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

NOTE 10 – RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Summary of Related Party Transactions:

		December 31,
		2011	2010	2009

ZFX	ZFX provided guarantee for the bank loans borrowed by the Company	$26,105,707	$26,316,581	$8,775,521

	ZFX provided guarantee together with SOI for the short-term bank loans borrowed by the Company	$4,718,094	$-	$-

	ZFX provided guarantee together with Dr. Tang and his wife, for the short-term bank loans borrowed by the Company	$1,572,698	$-	$-

	ZFX provided guarantee for the notes payable issued by the bank	$3,145,396	$-	$-

	ZFX provided guarantee together with Zhaoyang for the notes payable issued by the bank	$9,672,092	$-	$-

	The Company provided guarantee for the short-term bank loans borrowed by ZFX	$2,395,047	$-	$-

	ZFX sold raw materials to the Company	$-	$5,199,891	$11,487,206

	SOI provided guarantee for the short-term bank loans borrowed by the Company	$12,376,238	$11,645,845	$5,411,572

SOI	SOI provided guarantee together with ZFX for the short-term bank loans borrowed by the Company	$4,718,094	$-	$-

	SOI provided guarantee together with Dr. Tang and his wife, for the short-term bank loans borrowed by the Company	$1,572,698	$-	$-

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(d)	Summary of Related Party Transactions (Continue):

Zhaoyang	Zhaoyang provided guarantee for the notes payable issued by the bank	$7,784,855	-	$-

	Zhaoyang provided guarantee together with ZFX for the notes payable issued by the bank	$9,672,092	$-	$-

	Zhaoyang purchased products from the Company	$7,775,696	$14,701,440	$54,353,402

Shanghai Pujiang	Shanghai Pujiang purchased products from the Company	$12,931,551	$2,292,532	$2,097,377

	The Company provided guarantee for the short-term bank loans borrowed by Shanghai Pujiang	$13,367,933	$-	$-

Zhejiang Pujiang	Zhejiang Pujiang purchased products from the Company	$102,622	$-	$-

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

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

NOTE 13 – SHORT TERM BANK LOANS (CONTINUED)

	Bank Name	Interest Rate per Annum	December 31,
			2011	2010
Due Feb 11, 2012 guaranteed by SOI and ZFX, subsequently repaid on due date	BOC Ma An Shan Branch	7.54%	$1,572,698	$-

Due Feb 6, 2012, guaranteed by ZFX, subsequently repaid on due date	PBOC Ma An Shan Branch	7.87%	3,145,396	-

Due Jan 15, 2012,guaranteed by ZFX subsequently repaid on due date	PBOC Jiu Jiang Branch	7.32%	1,257,126	-

Due October 22, 2011, guaranteed by SOI, subsequently repaid on due date	ARCB Ma An Shan Branch	6.12%	-	3,024,895

Due September 9, 2011, guaranteed by SOI and ZFX, subsequently repaid on due date	ACB Fei Cui Yuan Branch	5.84%	-	2,571,161

Due September 7, 2011, guaranteed by ZFX, subsequently repaid on due date	CCB Jiu Jiang Branch	5.31%	-	4,537,342

Due August 23, 2011, subsequently repaid on due date	PBOC Ma An Shan Branch	5.31%	-	3,024,895

Due June 20, 2011, guaranteed by ZFX, subsequently repaid on due date	CEB Ma An Shan Branch	5.31%	-	4,537,342

Due May 26, 2011, guaranteed by SOI and ZFX, subsequently repaid on due date	BOC Ma An Shan Branch	5.58%	-	1,512,447

Due May 24, 2011, guaranteed by SOI and ZFX, subsequently repaid on due date	BOC Ma An Shan Branch	5.58%	-	1,512,447

Due May 23, 2011, subsequently repaid on due date	ICBC Ma An Shan Branch	5.61%	-	1,512,447

Due May 13, 2011, guaranteed by ZFX, subsequently repaid on due date	CCB Ma An Shan Branch	5.31%	-	1,361,203

Due March 25, 2011, guaranteed by ZFX and collateralized by the Company's Fixed Assets, subsequently repaid on due date	CCB Ma An Shan Branch	4.78%	-	1,512,447

Due March 18, 2011, guaranteed by ZFX, subsequently repaid on due date	CCB Ma An Shan Branch	4.78%	-	1,663,692

Due March 16, 2011, subsequently repaid on due date	CCB Ma An Shan Branch	4.37%	-	1,421,701

Due March 11, 2011, guaranteed by ZFX subsequently re paid on due date	CCB Ma An Shan Branch	4.78%	-	1,512,447

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

Reconciliation from the expected income tax expenses calculated with reference to the statutory tax rate in the PRC of 25% is as follows:

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

	Year Ended December 31,
	2011	2010	2009
Computed "expected" income tax expenses	$3,798,420	$5,102,777	$2,616,815

Effect on tax incentive / holiday	(1,740,969)	(2,310,384)	(1,308,407)

Non-deductible expense/(tax exempted income)	81,578	72,979	(568,355)

Income tax expenses	$2,139,029	$2,865,372	$740,053

Components of net deferred tax assets are as follows:

	December 31,
	2011	2010	2009

Provision of doubtful accounts	$51,821	$-	$5,311

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

