Form 20-F/A
period 2011-12-31
Ossen Innovation Co. Ltd.
filed 2013-03-11
CIK 1485538

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____________________________

FORM 20-F/A

(Amendment No. 2)

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

Feng Peng
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

OSSEN INNOVATION CO., LTD.
FORM 20-F/A ANNUAL REPORT

EXPLANATORY NOTE

This Amendment No. 2 on Form 20-F/A (the “Form 20-F/A”) to the annual report on Form 20-F for the fiscal year ended December 31, 2011 (the “Form 20-F”) of Ossen Innovation Co., Ltd. (the “Company”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 16, 2012 addresses certain SEC comments provided to the Company and therefore amends Item 8 “Financial Information—Consolidated Statements and Other Financial Information”; and Item 15 “Controls and Procedures”. These amendments were made to, among other things, amend the conclusion for our internal control over financial reporting and provide a financial statement schedule for the fiscal years ended December 31, 2011 and 2010 pursuant to Rule 5-04 of Regulation S-X with respect to the impact of PRC regulations that restrict the ability of our PRC subsidiaries to pay dividends to the Company. This Form 20-F/A also includes (i) revised Exhibits 12.1, 12.2, 13.1 and 13.2 with respect to the certifications by our Chief Executive Officer and Chief Financial Officer and (ii) the Report of Independent Public Accounting Firm of our independent registered public accounting firm.

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

Date: March 11, 2013

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

/s/ BDO China Dahua CPA Co., Ltd. (Formally known as BDO China Li Xin Da Hua CPA Co., Ltd.)

Shenzhen, People’s Republic of China

April 16, 2012 (except for the financial statement schedule, as of March 11, 2013)

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

/s/ BDO China Dahua CPA Co., Ltd. (Formally known as BDO China Li Xin Da Hua CPA Co., Ltd.)

Shenzhen, People’s Republic of China

March 11, 2013

OSSEN INNOVATION CO., LTD
CONDENSED BALANCE SHEETS AS OF DECEMBER 31, 2011 AND 2010

	December 31,
	2011	2010
ASSETS
Current Assets
Cash	$616,654	$345,000
Accounts receivable from related party	20,000,000	20,000,000
Total Current Assets	20,616,654	20,345,000
Long term investment in subsidiaries	43,238,081	30,022,295
TOTAL ASSETS	$63,854,735	$50,367,295

LIABILITIES AND SHAREHOLDERS’ EQUITY
TOTAL LIABILITIES	0	0

EQUITY
Shareholders' Equity
Share Capital	50,000	50,000
Additional paid-in capital	20,735,955	20,295,000
Statutory reserve	0	0
Retained earnings	43,065,332	30,022,295
Accumulated other comprehensive income	3,448	0
TOTAL SHAREHOLDERS’ EQUITY	63,854,735	50,367,295
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$63,854,735	$50,367,295

OSSEN INNOVATION CO., LTD CONDENSED STATEMENTS
OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	Year Ended December 31,
	2011	2010

REVENUES	$0	$0
COST OF GOODS SOLD	0	0
GROSS PROFIT	0	0
Selling expenses	0	0
General and administrative expenses	(169,516)	0
Total Operating Expenses	(169,516)	0

LOSS FROM OPERATIONS	(169,516)	0
Financial expenses, net	(413)	0
Investment in subsidiaries	11,823,627	14,667,435
INCOME BEFORE INCOME TAX	11,653,698	14,667,435
INCOME TAX	0	0
NET INCOME	11,653,698	14,667,435

OSSEN INNOVATION CO., LTD CONDENSED STATEMENTS
OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2011 AND 2010

	Year Ended	Year Ended
	December 31, 2011	December 31, 2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$11,653,698	$14,667,435
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in earnings of subsidiaries	(11,382,044)	(14,322,435)
Net cash provided by operating activities	271,654	345,000

CASH FLOWS FROM INVESTING ACTIVITIES:

Net cash used in investing activities	0	0

CASH FLOWS FROM FINANCING ACTIVITIES:

Net cash provided by financing activities	0	0

INCREASE IN CASH	271,654	345,000
Cash at beginning of period	345,000	0

CASH AT END OF PERIOD	$616,654	345,000

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

