Form 20-F
period 2012-12-31
Ossen Innovation Co. Ltd.
filed 2013-04-29
CIK 1485538

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

None
(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2012 was: 19,901,959 ordinary shares, par value $0.01 per share.

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

Yes ☒ No ☐

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

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting
Standards Board ☐ Other ☐

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

Unless the context indicates otherwise, all references to “China” and the “PRC” refer to the People’s Republic of China. All references to “Renminbi” or “RMB” are to the legal currency of the People’s Republic of China, all references to “U.S. dollars,” “dollars” and “$” are to the legal currency of the United States and all references to “ADSs” refer to our American Depositary Shares, each of which represents one ordinary share. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 30, 2013, the cash buying rate announced by the People’s Bank of China was RMB6.148 to $1.00.

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

3.A. Selected Financial Data

The following selected financial information should be read in connection with, and is qualified by reference to, our consolidated financial statements and their related notes and the section entitled “Operating and Financial Review and Prospects” included elsewhere in this annual report. The consolidated statements of income data for the fiscal years ended December 31, 2010, 2011 and 2012 and the balance sheet data as of December 31, 2011 and 2012 are derived from audited consolidated financial statements included elsewhere in this annual report. The consolidated statements of income data for the fiscal years ended December 31, 2008 and 2009 and the balance sheet data as of December 31, 2008, 2009 and 2010 are not included in this annual report. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

	Year Ended December 31,
	2012	2011	2010	2009	2008
Revenues	$122,397,886	$118,616,971	$117,453,024	$101,087,796	$82,742,310
Cost of goods sold	111,611,457	96,588,173	92,298,319	86,559,925	70,532,733
Gross profit	10,786,429	22,028,799	25,154,705	14,527,871	12,209,577
Selling and distribution expenses	917,074	1,216,504	660,934	503,724	4,326,491
General and administrative expenses	3,950,934	2,747,514	1,796,995	2,243,672	1,316,606
Total Operating Expenses	4,868,008	3,964,018	2,457,929	2,747,396	5,643,097
Income from operations	5,918,421	18,064,781	22,696,776	11,780,475	6,566,480

Interest expenses, net	(3,556,045)	(3,480,766)	(2,437,426)	(1,496,712)	(1,891,671)
Other income, net	911,430	609,666	151,757	183,495	380,766
Income before income taxes	3,273,806	15,193,681	20,411,107	10,467,258	5,055,575
Income taxes	(575,428)	(2,139,029)	(2,865,372)	(740,053)	(291,520)
Net income	2,716,378	13,054,652	17,545,735	9,727,205	4,764,055
Less: Net Income attributable to non-controlling interest	335,099	1,506,947	2,897,397	1,714,670	809,437

Net income attributable to controlling interest	2,381,279	11,547,704	14,648,338	8,012,535	3,954,618
Other comprehensive income
Foreign currency translation gain	703,573	3,102,645	1,649,960	31,146	420,883

Total other comprehensive income	703,573	3,102,645	1,649,960	31,146	420,883
Comprehensive Income	$3,084,852	$14,650,349	$16,298,298	$8,043,681	$4,375,501

Weighted average shares outstanding	19,942,333	20,000,000	15,150,685	15,000,000	15,000,000

Earnings per share*	0.12	0.58	0.97	0.53	0.26

* Calculation is based on Net income attributable to controlling interest and the weighted average shares outstanding

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

During the years ended December 31, 2012, 2011 and 2010, our six largest customers contributed 78.1%, 64.2% and 74.4% of our total sales, respectively. As a result of our reliance on a limited number of customers, we may face pricing and other competitive pressures, which may have a material adverse effect on our profits and our revenues. The volume of products sold for specific customers varies from year to year, especially since we are not the exclusive provider for any customers. In addition, there are a number of factors, other than our performance, that could cause the loss of a customer or a substantial reduction in the products that we provide to any customer and that may not be predictable. For example, our customers may decide to reduce spending on our products or a customer may no longer need our products following the completion of a project. The loss of any one of our major customers, a decrease in the volume of sales to these customers or a decrease in the price at which we sell our products to them could materially adversely affect our profits and our revenues.

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

On May 17, 2010, the U.S. Department of Commerce announced an affirmative final decision, imposing an anti-dumping rate of 193.55% for imports of certain prestressed concrete steel wire strands including the plain surface materials we had been selling to our U.S. customers, exported from China to the U.S. The U.S. Customs and Border Protection have been instructed to collect a cash deposit or bond based on this rate. As of the date of this filing, these anti-dumping measures remained in place.

In anticipation of these rulings, we discontinued sales to these regions at the end of 2008 and turned to domestic PRC customers and international customers in the Asia Pacific region. In 2012, 2011 and 2010, we sold 8.6%, 6.3% and 3.0%, respectively, of our products to international customers. Until these anti-dumping measures are discontinued, we will be unable to sell our products to customers in the United States and Europe and as a result, these measures will continue to have a negative impact on our business and results of operations.

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

Historically, we purchased a significant amount of our raw materials from Shanghai Zhengfangxing Steel Co., Ltd., or Shanghai ZFX, an affiliate of ours. Specifically, we acquired 3.2%, 0% and 5.1% of our raw materials from Shanghai ZFX in the years ended December 31, 2012, 2011 and 2010, respectively. In addition, we have sold a significant amount of our products to Shanghai Zhaoyang New Metal Material Co., Ltd., an entity that owns a 30% interest in Shanghai Ossen Investment Holding (Group) Co., Ltd., of which Dr. Tang, our chairman, is president, and Shanghai Pujiang Cable Co., Ltd., which was acquired by Ossen Group in September 2010. In the years ended December 31, 2012, 2011 and 2010 we generated 5.8%, 6.6% and 13% of our total revenue from Shanghai Zhaoyang. In the years ended December 31, 2012 and 2011 we generated 0.4% and 11.0% of our total revenue from Shanghai Pujiang and its subsidiary, Zhejiang Pujiang.

While we believe we benefit from these agreements, due to our relationship with these entities such agreements may not reflect the terms that would have been reached by two unaffiliated parties negotiating at arm’s length. The transactions may be less favorable to us than would be the case if they were negotiated with unaffiliated third parties. Conversely, to the extent that transactions with Shanghai ZFX or Shanghai Zhaoyang are more favorable to us than arm’s length transactions, the significant decrease in purchases from Shanghai ZFX or sales to Shanghai Zhaoyang could harm our business.

As we expand our operations, we may need to establish a more diverse supplier network for our raw materials. The failure to secure a more diverse and reliable supplier network could have an adverse effect on our financial condition.

We currently purchase almost all of our raw materials from a small number of suppliers. Purchases from our five largest suppliers amounted to 97.6%, 100% and 99.9% of our raw material purchases in the years ended December 31, 2012, 2011 and 2010, respectively. As we increase the scale of our production, we may need to establish a more diverse supplier network, while attempting to continue to leverage our purchasing power to obtain favorable pricing and delivery terms. However, in the event that we need to diversify our supplier network, we may not be able to procure a sufficient supply of raw materials at a competitive price, which could have an adverse effect on our results of operations, financial condition and cash flows.

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

Historically, we have spent a significant amount of cash on our operational activities, principally to procure raw materials for our products. We have financed our operations mainly through short-term bank loans and proceeds from bank acceptance notes in recent years. In addition, in December 2010, we conducted an initial public offering, the proceeds of which are being used to fuel our expansion. If we fail to continue to generate sufficient cash flow from these sources, we may not have sufficient liquidity to fund our operating costs and growth, and our business could be adversely affected.

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

Our ability to borrow from Chinese banks and the ability of our customers to borrow from Chinese banks are affected by the monetary policy implemented by Chinese government from time to time. If credit policy is tightened in China, we and our customers may have difficulty to obtain or renew loans from Chinese banks. As a result, our liquidity level may be adversely impacted by issues such as longer receivable days from customers and reduced credit lines from Chinese banks.

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

We have experienced significant growth since we began operations in 2004. Our revenues have grown from approximately $17.2 million in 2005 to approximately $122.4 million in 2012.

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

In 2012, we generated revenue of approximately $81.9 million, or 67.0% of our total revenue, from sales of our rare earth coated PC wires and PC strands. We believe that we are the only prestressed steel material manufacturer in the PRC that currently manufactures rare earth coated prestressed steel materials for bridge construction. While we believe that our rare earth coating capabilities provide us with a competitive advantage among our competitors, it is likely that our competitors will seek to develop similar competing products in the near future. We intend to continue to expend research and development efforts to advance our rare earth coating applications even further. However, there can be no assurance that our initial competitive advantage will be retained and that one or more competitors will not develop products that are equal or superior to ours in quality or are better priced than our rare earth coated products.

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

We are highly dependent on our senior management and other key employees, including our Chairman, Dr. Tang and our CEO, Mr. Hua. Our future performance will be dependent upon the continued service of members of our senior management and key employees. We do not maintain key man life insurance for any of the members of our management team or other key personnel. Competition for senior management in our industry is intense, and we may not be able to retain our senior management and key personnel or attract and retain new senior management and key personnel in the future, which could materially and adversely affect our business, results of operations and financial condition.

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

Dr. Tang owns approximately 59.7% of our outstanding ordinary shares, reflecting a majority equity interest in our company. As our majority shareholder, Dr. Tang is able to elect our board of directors, approve, and determine the outcome of all matters requiring the approval of the holders of a majority of our outstanding shares. This concentration of ownership in our shares by Dr. Tang limits your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us. In addition, sales of significant amounts of ordinary shares held by Dr. Tang, or the prospect of these sales, could adversely affect the market price of our ordinary shares.

If we are unable to maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations, result in the restatement of our financial statements, harm our operating results, subject us to regulatory scrutiny and sanction, and cause investors to lose confidence in our reported financial information.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. As a public company, we have significant requirements for enhanced financial reporting and internal controls. We are required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and, for many companies, a report by the independent registered public accounting firm addressing these assessments. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. In 2012, the SEC requested that we review our analysis of Rule 5-04(c) of Regulation S-X and as a result, we amended our annual report for the year ended December 31, 2011 and filed a financial statement schedule with the amended annual report. In response to the SEC’s comment, we instituted corrective measures and evaluated the effectiveness of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), including Rule 5-04(c) of Regulation S-X and have included the financial statement schedule as required in this annual report.

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

In recent years, the Chinese economy has experienced periods of rapid expansion and highly fluctuating rates of inflation. According to the National Bureau of Statistics of China, consumer price inflation in China was 2.6%, 5.4% and 3.3% in 2012, 2011 and 2010, respectively. These factors have led to the adoption by the Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. High inflation may in the future cause the Chinese government to impose additional controls on credit or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the market for our products and our company. Higher inflation in future could result in higher raw materials prices and higher labor cost. If labor costs or the prices of the steel materials that we purchase increase and we are unable to pass along the increased raw material or labor cost to our customers, our margins will decrease and negatively impact our profitability. In addition, if the Chinese government decides to impose controls on credit and increases in interest rates, such measures would increase our borrowing cost and may affect our ability to obtain new credit lines from banks.

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

A significant portion of our revenues are denominated in Renminbi. Any significant revaluation of the Renminbi may have a material adverse effect on the U.S. dollar equivalent amount of our revenues and financial condition as well as on the value of, and any dividends payable on, our ordinary shares in foreign currency terms. For instance, a decrease in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our ordinary shares and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ADSs.

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

China is a civil law jurisdiction. Under the civil law system, prior court decisions may be cited as persuasive authority but do not have binding precedential effect. Although progress has been made in the promulgation of laws and regulations dealing with economic matters, such as corporate organization and governance, foreign investment, commerce, taxation and trade, China’s legal system remains less developed than the legal systems in many other countries. Furthermore, because many laws, regulations and legal requirements have been recently adopted, their interpretation and enforcement by the courts and administrative agencies may involve uncertainties. Sometimes, different government departments may have different interpretations. Licenses and permits issued or granted by one government authority may be revoked by a higher government authority at a later time. Government authorities may decline to take action against unlicensed operators which may work to the disadvantage of licensed operators, including us. The PRC legal system is based in part on government policies and internal rules that may have a retroactive effect. We may not be aware of our violation of these policies and rules until sometime after the violation. Changes in China’s legal and regulatory framework, the promulgation of new laws and possible conflicts between national and provincial regulations could adversely affect our financial condition and results of operations. In addition, any litigation in China may result in substantial costs and diversion of resources and management attention.

Our business and financial performance may be materially adversely affected if the PRC regulatory authorities determine that our acquisition of Ossen Materials constitutes a round-trip investment without MOFCOM approval.

On August 8, 2006, six PRC regulatory agencies promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the 2006 M&A Rule, which became effective on September 8, 2006. According to the 2006 M&A Rule which was amended by the Ministry of Commerce on June 22, 2009, a “round-trip investment” is defined as having taken place when a PRC business that is owned by PRC individuals is sold to a non-PRC entity that is established or controlled, directly or indirectly, by those same PRC individuals. Under the 2006 M&A Rules which was amended by the Ministry of Commerce on June 22, 2009, any round-trip investment must be approved by MOFCOM, and any indirect arrangement or series of arrangements which achieves the same end result without the approval of MOFCOM is a violation of PRC law.

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

Any outbreak of the Bird Flu (H7N9), or another widespread public health problem in the PRC could adversely affect our operations.

Recently, there have been reported cases of H7N9 Bird Flu in certain regions of China, where all of our manufacturing facilities are located.  Our business is dependent upon our ability to continue to manufacture and distribute our products, and an outbreak of the Bird Flu, or another widespread public health problem in China, could have a negative effect on our operations.  Any such outbreak could have an impact on our operations as a result of:

●	quarantines or closures of our manufacturing facilities, which would severely disrupt our operations;
●	the sickness or death of our key officers and employees; and
●	a general slowdown in the Chinese economy.

Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our operations.

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

The disclosures in our reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC. Accordingly, our public disclosure should be reviewed in light of the fact that no governmental agency that is located in China where substantially all of our operations and business are located have conducted any due diligence on our operations or reviewed or cleared any of our disclosures.

We are regulated by the SEC and our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Unlike public reporting companies whose operations are located primarily in the United States, however, substantially all of our operations are located in China. Since substantially all of our operations and business take place in China, it may be more difficult for the Staff of the SEC to overcome the geographic and cultural obstacles that are present when reviewing our disclosures. These same obstacles are not present for similar companies whose operations or business take place entirely or primarily in the United States. Furthermore, our SEC reports and other disclosures and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in our SEC reports and other filings are not subject to the review of China Securities Regulatory Commission, a PRC regulator that is tasked with oversight of the capital markets in China. Accordingly, you should review our SEC reports, filings and our other public pronouncements with the understanding that no local regulator has done any due diligence on our Company and with the understanding that none of our SEC reports, other filings or any of our other public pronouncements has been reviewed or otherwise been scrutinized by any local regulator.

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

We may not be able to sustain the trading market of our ADSs.

Our ADSs are listed for trading on the NASDAQ Global Market. On January 30, 2013, we received a letter from the NASDAQ Stock Market stating that for the previous 30 consecutive business days, the closing bid price of our ADSs was below the minimum bid price of $1.00 per share for continued listing on the NASDAQ Global Market (the “Minimum Bid Price Rule”). In accordance with NASDAQ Marketplace Rule 5810(c)(3)(A), the Company has been provided with a period of 180 calendar days, or until July 29, 2013, to regain compliance with the Minimum Bid Price Rule. If we are unable to regain compliance with the Minimum Bid Price Rule, we will apply for the transfer of our listing to the NASDAQ Capital Market, and if the transfer is approved, we will be granted an additional 180-day period in which to regain compliance with the Minimum Bid Price Rule. However, we cannot be sure that the price of our ADSs will comply with this requirement for continued listing on the NASDAQ Capital Market in the future. If we were not able to do so, our ADSs would be subject to delisting and would likely trade on the over-the-counter market. If our ADSs were to trade on the over-the-counter market, selling our ADSs could be more difficult because smaller quantities of our ADSs would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our ADSs, further limiting the liquidity of our ADSs. As a result, the market price of our ADSs may be depressed, and you may find it more difficult to sell our ADSs. Such delisting from the NASDAQ Capital Market and continued or further declines in our ADS price could also greatly impair our ability to raise additional necessary capital through equity or debt financing.

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

We do not believe that we were a PFIC for our 2012 taxable year. However, because the determination of our PFIC status is based on such factual matters as the composition of our income and assets, the valuation of our assets, and our market capitalization, there is no assurance that the United Stated Internal Revenue Service (“IRS”) will agree with our position. In addition, there can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2013 or in future taxable years. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ADSs or ordinary shares if we were to become a PFIC. See “Taxation — United States Federal Income Taxation — Tax Consequences if We Are a Passive Foreign Investment Company.”

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

Capital Expenditures

We incurred capital expenditures of approximately $32,982, $0.2 million and $7.6 million for the years ended December 31, 2012, 2011 and 2010, respectively, primarily in connection with purchase of plant and equipment and land use rights. The capital expenditures of $7.6 million in the year ended December 31, 2010 consist primarily of prepayments for the purchase of manufacturing equipment from Europe for our expansion plan. These capital expenditures were financed by proceeds from our initial public offering and from bank financing.

Our capacity expansion to add 30,000 tons of annual production capacity for rare earth coated products was delayed due to unfavorable business climate in China in 2011 and 2012. However, we will continue our expansion plan and expect to complete the installation and start operation of our new production lines in the first half of 2014, pending our ability to expand our business and the general business environment in China at that time. We expect that our capital expenditures in fiscal year 2013 will be incurred primarily in connection with purchase of manufacturing equipment for the construction of our new facility as well as the expansion of existing factory buildings to accommodate new production lines.

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

During the year ended December 31, 2012, we generated revenue of approximately $81.9 million, or 67% of our total revenue, from sales of our rare earth coated PC wires and PC strands. We believe that we are the only prestressed steel material manufacturer in the PRC that currently manufactures rare earth coated materials for bridge construction. Revenues generated by sales of coated products (including rare earth coated and zinc coated products in the aggregate) for the year ended December 31, 2012 comprised approximately 75.7% of our total revenue. 88.5% of our revenues generated by coated product sales in the year ended December 31, 2012 were generated by sales of rare earth coated products and the remaining 11.5% were generated by sales of zinc coated products. Our plan is to continue to increase sales of our rare earth coated products to manufacturers of steel cables for bridges and other infrastructure projects, both in the PRC and internationally, in order to increase our revenues and profits.

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

We are in the process of increasing our annual production capacity by 30,000 tons for our coated PC strands and PC wires. The expansion was delayed as a result of unfavorable business climate in China in 2011 and 2012, primarily driven by tightened credit environment, the funding difficulties faced by Ministry of Railways of China and the high speed railway accident in South China in July 2011. A portion of the proceeds from our initial public offering was used as down payment to purchase manufacturing equipment. We currently expect to complete the installation and start operation of our new production lines in the first half of 2014, pending our ability to expand business and the general business environment in China at that time.

Ossen Materials, our operating subsidiary, was founded in 2004. In 2005, we expanded our manufacturing capabilities by acquiring a facility in Jiujiang City in the PRC and forming Ossen Jiujiang. The founders of Ossen were among the first in China to introduce and promote the use of prestressed steel materials in construction projects. The founders of Ossen have been involved in producing prestressed materials since 1994 and have accumulated more than 18 years of experience in the prestressed materials industry.

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

We intend to expand our existing factory building in our Maanshan facility and to install new production lines which will be used for the production of approximately 30,000 tons annually of higher margin, rare earth coated prestressed materials, including rare earth coated PC wires and PC strands. We expect it to be completed in the first half of 2014, pending our ability to expand our business and the general business environment in China at that time.

We believe that the expansion of our production capacity will enable us to benefit from the continued growth in overall demand for prestressed steel materials in China, especially with respect to our rare earth coated materials, which are generally used in the construction of bridges with a long life span, which is an industry currently experiencing tremendous growth in the PRC. Growth in this industry is expected to continue through the next decade. During the years ended December 31, 2012 and December 31, 2011, approximately 67% and 43%, respectively, of our revenue was generated from sales of our rare earth coated materials. The demand for these materials is high in the PRC due to the suitability of these durable, high quality products in major infrastructure projects. We intend to sell the added products to new and existing customers in China, Southeast Asia and Australia.

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

Many reports indicate that our industry will experience significant growth in the coming years. For example, based on the 11th five-year plan for highway and waterway transportation by the Ministry of Transportation of the PRC, the government plans to invest $730 billion in the national highway network from 2009 to 2013, which drives huge demand for prestressed materials. Similarly, the Railway Network Plan issued by the Ministry of Railways of the PRC has indicated that $290 billion will be invested in railway construction from 2009 to 2013, which further drives the demands for prestressed materials. In February 2012, after many railway projects had been temporarily halted as a result of the July 2011 high speed railway accident in South China and the funding difficulties faced by Ministry of Railways, Chinese Premier Wen reassured the public about the government’s plan on railway network construction in China, when he announced that the government will help raise the funds necessary to construct railways. Funding solutions will include funds directly from government, bond issuances guaranteed by the government and introduction of private capital into the sector. In the second half of 2012, China’s National Development and Reform Commission accelerated the approval of investment projects and most of these projects are railways, highways, airports and other major infrastructure projects.

On March 10, 2013, China’s State Council announced its plan to restructure the Ministry of Railways (MOR) to separate the administrative and supervision function from the commercial arm. The responsibility for planning and policy-making for railway development is to move to the Ministry of Transport (MOT). A newly created National Railways Bureau (NRB) under the MOT will be responsible for setting technical standards of railways and supervising the safety of operations, quality of transport services and quality of railway projects. The MOR’s enterprise/commercial responsibilities will be incorporated into China National Railway Co.(CNRC), which was established on March 14, 2013 with registered capital of RMB1.04 trillion (USD $166.8 billion) and will be administrated by the central government. CNRC is to be responsible for transport operations and railway development. CNRC will take over all of MOR’s loans and bonds with the current favorable policies for the debt to continue. CRNC will continue to enjoy favorable tax and preferential policies formerly granted to the MOR. Bonds issued for railway construction will continue to be supported by the government and China's 2011-2015 railway construction programs will continue as planned. Therefore, we would expect the restructuring to have no impact on existing loans and bonds and banks to continue to lend and invest in CNRC bonds in future until further restructuring of CNRC to occur at which time the supporting policies, such as zero-risk weighting and tax-free status may be a subject for discussion. It is expected the reform of the MOR will bring more private investment and much needed efficiencies to the railway industry. In the long term, we expect the profitability and cash flow of the MOR’s suppliers, including Ossen Innovation, would benefit from this reform as the one-buyer market is broken up and there is an increase of sources of funding.

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

Strong in-house research and development capabilities

Our research and development team consists of members recognized as industry experts in China, and our management team has sixteen years of industry experience on average. We have built a recognized brand name in the industry by introducing innovative solutions to the prestressed materials industry, and particularly coated prestressed materials, in China and internationally. Our engineering team works closely with our customers in order to understand their requirements. We have been able to introduce new equipment to enhance cost saving and time reduction in the construction of bridges, highways, railways and buildings, as well as numerous other projects.

Efficient proprietary production technology

We continually pursue technological improvements to our manufacturing processes via our strong in-house development teams. We have been granted twenty patents by the State Intellectual Property Office of the PRC, including three invention patent and seventeen utility model patents. In addition, we have applied for nine invention and utility model patents, which are currently pending. These patents and patent applications are intended to protect our technologies, including production processes of various wire ropes, pickling methods for steel wire materials and devices designed for the production of steel wire. Our research and development efforts have generated technological improvements that have been instrumental in controlling our production costs and increasing our operational efficiency, most notably with respect to the development of our rare earth coated materials.

Strong recognition from domestic and international customers for supplying materials for infrastructure projects

The solid reputation that our management team has developed over the past 18 years in the prestressed material industry in China and in other countries such as Canada, the United States, South Korea, Bangladesh, South Africa, Italy and Spain, including an established track record for consistently providing quality products at competitive prices, has enabled us to develop a strong customer base and to be involved in major building projects. Some of our recent projects are listed below under the heading “Recent Projects.”

We generated approximately 8.6% of our revenue during the year ended December 31, 2012 from sales to customers in international markets (including primarily Australia, Bangladesh, Philippines, South Africa, Indonesia, Vietnam and South Korea), primarily for use in the construction of bridges. Due to increased demand for our products in the PRC market and these other markets, we do not intend to reestablish a presence in the United States or the European Union at the levels we experienced in 2008 in the near future. However, if opportunities arise in the U.S. or EU markets or in other international markets for us to win bids on projects or to reengage with former customers or establish relationships with new customers, we would pursue such opportunities.

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

For steel wires and strands, coating can provide a protective layer to improve the product’s corrosion-resistant level and increase its life span. Traditional technology uses zinc as the coating material and such products are called zinc coated PC wires and PC strands. The introduction of rare earth coating technology adds more benefits to the final products. When rare earth is added into the coating material and form a new alloy with zinc, it increases further the life span of the product. More importantly, it reduces the loss of strength compared to traditional zinc coating process.

The coating process happens in an environment with very high temperature. Because of the high temperature, there will be some loss of product strength during the coating process. For example, if the steel wires to be used as raw material have a strength level of 2000 MPa (mega pascal), its strength level will lose about 300 MPa after going through the traditional coating process. When zinc forms a new alloy with rare earth and is used as a coating layer, the requirement of high temperature for processing could be lowered. Processing with lower temperature results in less loss of product strength during the coating process. Therefore, the same raw material, if using rare earth coating, could deliver higher strength final product. Compared with better corrosion-resistant level, longer life span, higher strength level may be the most important benefit rare earth coated products bring to customers, as compared to zinc coated products. Higher strength means less steel is needed to build the bridge. The bridge cables could be slimmer, quantity of steel required for construction could be less and overall construction cost could be reduced.

Applications of zinc coated PC wires and PC strands are similar to those of rare earth coated PC wires and PC strands, primarily in the construction of bridges. The rare earth coated products could be considered as “upgraded version” of zinc coated products. Margin is affected by market conditions. In general, gross margin of rare earth coated products is 1%-5% higher than similar zinc coated products.

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

Competition

China is one of the world’s largest producers and markets for prestressed steel materials. In 2011 and 2012, our sales were predominantly to customers located in the PRC, and as a result, our primary competitors were PRC domestic companies.

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

Historically, we purchased a significant percentage of our raw materials from an affiliated entity, Shanghai Z.F.X. Steel Co., Ltd., or Shanghai ZFX, a supplier of steel wire rods, which is controlled by our chairman, Dr. Tang. In fiscal years 2012, 2011 and 2010 we purchased approximately 3.2%, 0% and 5.1% of our raw materials from Shanghai ZFX, respectively. As we expand our rare earth business, we anticipate that our purchases from Shanghai ZFX will remain at a minimal level and we will continue to purchase the bulk of our supplies from unaffiliated suppliers in the future, as we did in 2011 and 2012.

The suppliers that are unaffiliated with us that supplied us with a significant percentage of our raw materials for the past three years were Zhangjiagang Free Trade Zone, Jiangsu Shagang Group Co., Ltd. and Jiangyin Runde Logistics Co., Ltd., and all are based in China.

Purchases from our five largest suppliers amounted to 97.6%, 100% and 99.9% of our raw material purchases in 2012, 2011 and 2010, respectively.

We are not dependent on any one of our suppliers, as we are able to source raw materials from alternative vendors should the need arise. We have not experienced significant production disruptions due to a supply shortage from our suppliers, nor have we had any major dispute with a material supplier.

Volatility of Price of Raw Materials

We have no long-term, fixed-price steel purchase contracts. When steel prices increase, as they have done since the third quarter of 2010, competitive conditions will influence how much of the price increase we can pass on to our customers. When steel prices decline, as they did in the past from time to time, customer demands for lower prices and our competitors' responses to those demands could result in lower sale prices, lower margins and inventory valued at lower of cost or market adjustments as we use existing steel inventory. In 2010 and 2011, the impact of steel price fluctuation on our results of operations was immaterial. In 2012, our average raw material price decreased because China’s steel price decreased as a result of the soft demand in domestic market and high inventory of the industry and we manufactured and sold products which required lower grade and lower price raw materials compared to 2011.

We anticipate moderate growth in the demand for steel in 2013 due to the gradual increase in home sales since June 2012, infrastructure construction remaining stable and expected growth of machinery and automotive industries. As a result, we expect both steel price and average selling prices of our products will increase slightly, which is not expected to significantly impact our profitability in 2013.

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

The customers whose purchases comprised a significant percentage of our sales in 2012, 2011 or 2010 were Shanghai Zhaoyang New Metal Material (China), Jiangyin Jingchen Logistics Distribution Exchange Co., Ltd. (China), and Zhangjiagang Ruifeng Iron and Steel Co. (China). Shanghai Zhaoyang New Metal Material (China) owns a 30% interest in Shanghai Ossen Investment Holding (Group) Co., Ltd., of which Dr. Tang, our chairman, is president. Shanghai Pujiang was acquired in September 2010 by one of our affiliates, Ossen Shanghai.

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

In 2012, 2011 and 2010, sales to our six largest customers, in the aggregate, accounted for approximately 78.1%, 64.2% and 74.4% of our total sales, respectively. The following table provides the name of each customer that contributed to 10% of our revenues in each of 2010, 2011 and 2012 and the revenues generated from such customer during these periods.

Name of Customer	2012 Revenues	2011 Revenues	2010 Revenues
	(%)	(%)	(%)

Shanghai Zhaoyang New Metal Material Co., Ltd.	*	*	13

Zhangjiagang Ruifeng Iron and Steel Co., Ltd.	39	25	32

Jiangyin Jingchen Logistics Distribution Exchange Co., Ltd.	21	15	18

* Less than 10% of our annual revenues.

The following table describes the breakdown of our sales in 2012, 2011 and 2010 between our domestic and international customers.

	Year Ended December 31,
	2012	2011	2010
Domestic Sales	$111,925,870	$111,130,918	$113,873,505

International Sales	10,472,016	7,486,053	3,579,519

Total Sales	$122,397,886	$118,616,971	$117,453,024

Recent Projects

The following list is a sample of some of the recent projects in which our prestressed steel materials were used in both the domestic and the international markets:

Jing-Bao Expressway, PRC	Guizhou Qingshuijiang Bridge, PRC	Anhui Wuyan Expressway, PRC	Maanshan Yangtze River Bridge, PRC

Shennongjia Airport Expressway Bridge, PRC	Anhui Huangshan Wenfeng Bridge, PRC	Beijing-Fuzhou Railway Project Jiangxi Section, PRC	Ningbo-Hangzhou High Speed Railway, PRC

Baekseok Bridge, South Korea	Binh Loi Bridge, Vietnam	Anhui Xuming Expressway, PRC	Hunan Changxiang Expressway, PRC

Jiangxi Congren Bridge, PRC	Hunan Tongping Expressway, PRC	Nantong Dingbaohe Bridge, PRC	China-Burma Gas Pipeline Project

Anhui 205 State Road, PRC	Hunan Hengshan Grand Bridge, PRC	Fujian Ningwu Expressway, PRC	Anhui Jiuhua River Grand Bridge, PRC

Research and Development

Our research and development efforts are focused on three objectives:

•	Superior product safety and quality;

•	Reduction of operating costs; and

•	Sustaining growth through the development of new products.

We have a research and development team at each of our facilities. In total, nineteen employees are dedicated to research and development. We spent $1.1 million, $0.8 million and $0.6 million in 2012, 2011 and 2010 respectively, on our research and development activities. The nature of our research and development activities needed for our product development is generally not cash intensive. In addition, a portion of the work is conducted by organizations and universities with which we have a collaborative relationship.

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

We entered into an agreement with the Shanghai Machinery Manufacturing Technology Research Institute in 2000 and pursuant to this agreement, we established a joint laboratory to design high strength, indented PC wire and zinc coated PC wire according to our specifications or requirements of our customers. These customized products designed by our joint laboratory can reduce customer costs by improving the efficiency of the use of raw materials. This cooperation is a mutually beneficial and there is no fee for the research and laboratory results.

We believe that our research and development activities and production technology for rare-earth zinc coated materials have contributed significantly to our growth. By using rare earth zinc-plating technology, we are able to lower the temperature for the stabilizing treatment during the production process and thereby minimize the loss of strength during the stabilizing process. As a result, this technology reduces the level of strength required of our raw materials under circumstances of unvaried finished product strength requirement and enables us to produce materials with greater strength under circumstances in which the strength of raw materials remains firm. We believe that we are the only enterprise which can produce rare-earth zinc coated pre-stressing materials of 1,860 megapascal strength level and 15.20 mm diameter in the world, as a result of our rare earth zinc-plating technology. We will continue our research and development efforts to improve the strength and stability of such product.

We plan to continue our research and development efforts to strengthen our leading position in our industry. For example, we are developing rare earth coated prestressed materials that are larger (up to 15.24 mm and 1,860 mPa) and can withstand greater levels of pressure as well as new greased prestressed materials of 12.7 mm and 1,860 mPa. Currently, we are in the stage of testing these products and collecting experimental data. We also own or lease various technologies that improve the quality of our products and reduce our operating costs, including coating polished technology, stabilizing treatment technology for dual tension gear zinc coated prestressing material, warning technology for missing plating of coating production line, stranded wire greasing technology, water cut-off technology by strander infrared temperature detection and other core technologies.

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

Patents

As of December 31, 2012, we had twenty patents registered with the State Intellectual Property Office of the PRC, including three invention patents and seventeen utility model patents, compared to twenty-four patents with two invention patents and twenty-two utility model patents on December 31, 2011. In addition, we have applied for an additional nine invention and utility model patents as of March 31, 2013.

During 2012, six pending patents were approved including one invention patent and five utility model patents, and five pending patent applications were rejected by the State Intellectual Property Office. In addition, we gave up ten utility model patents because the annual patent fee increases and we selectively gave up outdated patents and decided to maintain a certain amount of new patent applications every year.

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

The following table provides the name, the application number or patent number, the name of the applicant or patent holder and the status of our registered invention patents and each of our invention patent applications, and the expiration date of our registered invention patent:

Name	Application No. /Patent No.	Applicant /Patent Holder	Status	Expiration Date

Stabilizing Process of Indented Wire	2007101571490	Ossen Jiujiang	Registered	11/22/2027
Method to Change the Length of Waste of Stranded Wire Joint	200910144241.2	Ossen Materials	Registered	8/9/2031
Production Process of Zinc Coated Steel Wire	2010101051799	Ossen Jiujiang	Registered	-

The following table provides the name, the application number or patent number, the name of the applicant or patent holder and the status of each of our registered utility model patents and utility model patent applications, and the expiration dates of our registered utility model patents:

Name	Application No. /Patent No.	Applicant /Patent Holder	Status	Expiration Date
Hanging Box Used in Phosphate Bath of Stranded Wire	ZL200820185077.0	Ossen Materials	Registered	08/21/2018

Oiling Device for PC Strand	ZL200820185079. x	Ossen Materials	Registered	08/21/2018

Water Cut-off Device to Test Infrared Temperature of Stranding Machine	ZL200820185080.2	Ossen Materials	Registered	08/21/2018

Name	Application No. /Patent No.	Applicant /Patent Holder	Status	Expiration Date
Infrared Safety Control Device for Lift Truck	ZL200820185081.7	Ossen Materials	Registered	08/21/2018

Device Designed to Control Smoke by Temperature	ZL200820185082.1	Ossen Materials	Registered	08/21/2018

Device Designed to Control Water Temperature When Phosphatizing the PC Strand	200920233724.5	Ossen Materials	Registered	07/29/2019

Device for Testing Center Steel Wire Broken for Stranded Wire	200920233725.x	Ossen Materials	Registered	07/29/2019

Device Designed to Test Temperature of Steel Wire When Drawing the Stranded Wire	200920233726.4	Ossen Materials	Registered	07/29/2019

Steel Wire Joint Machine with Pressure Detecting Function	200920233728.3	Ossen Materials	Registered	07/29/2019

Automatic Paper Rolling Device of Asphalt Paper	200920233729.8	Ossen Materials	Registered	07/29/2019

Aerial Overhaul Platform for Forklift	200920233730.0	Ossen Materials	Registered	07/29/2019

Skid Used When Packing PC Strand	200920233731.5	Ossen Materials	Registered	07/29/2019

Inductive Water Saving Device	201120218155.4	Ossen Materials	Registered	06/25/2021

Anti-Impact Gear	201120217756.3	Ossen Materials	Registered	06/23/2021

Lock Device for PC Strand Production Wheel	201120218156.9	Ossen Materials	Registered	06/25/2021

New Dies for Wire Drawing	201220723167.7	Ossen Materials	Registered	-

Energy-saving Device for Acid Mist Drainage	201220722838.8	Ossen Materials	Registered	-

Trademarks

We have been granted a total of five trademarks, three of which are registered trademarks in the PRC and two of which are registered with the World Intellectual Property Organization (WIPO) in accordance with Madrid Agreement. The five trademarks which are described in the table below were transferred by Shanghai Ossen Investment Co., Ltd. to Ossen Materials in 2008 and 2009.

Name of Trademark	Application No. /Trademark No.	Applicant /Trademark Holder	Status

A Figurative Trademark (Registered under Madrid Agreement )	0973552	Ossen Innovation Materials	Registered

“OSSEN” (Registered under Madrid Agreement )	0945308	Ossen Innovation Materials	Registered

A Figurative Trademark (PRC Domestic Registered)	4396898	Ossen Innovation Materials	Registered

“OSSEN” (PRC Domestic Registered)	4396895	Ossen Innovation Materials	Registered

“” (Domestic Registered)	4396896	Ossen Innovation Materials	Registered

Environmental Matters

The Environmental Protection Law, promulgated by the National People’s Congress on December 26, 1989, is the primary law for environmental protection in China. The law establishes basic principles for coordinated advancement of economic growth, social progress and environmental protection, and defines the rights and duties of governments at all levels. Local environmental protection bureaus may set stricter local standards than the national standards and enterprises are required to comply with the stricter of the two sets of standards. Due to the nature of our business, we produce certain amounts of waste water, gas and solid waste materials during the course of our production. We believe that we are in compliance in all material respects with applicable PRC laws and regulations. All of our products meet the relevant environmental requirements under PRC laws and during the three years ended December 31, 2012, 2011 and 2010, we were not subject to any fines or legal action involving non-compliance with any relevant environmental regulation, nor are we aware of any threatened or pending action, including by any environmental regulatory authority.

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

Employees

As of December 31, 2012, 2011 and 2010 we had 235, 238 and 238 full-time employees. As of March 30, 2013 we had 233 full-time employees. The overall number of employees decreased significantly after December 31, 2009 because of improvements in our production management. The number of manufacturing employees decreased from 250 to 127, from December 31, 2009 to December 31, 2010 as a result. There was no change in the number of employees in 2011 as compared to 2010. The number of manufacturing employees increased from 127 to 128, from December 31, 2011 to December 31, 2012.

The following table shows the breakdown in numbers and percentages of employees by department as of December 31, 2012:

Functions	Number of employees	% of total

Manufacturing	128	54%
Technology	25	11%
Research & Development	19	8%
Quality Control	10	4%
General Administration, Purchasing, Sales and Marketing	53	23%
Total	235	100%

We have not experienced any significant labor disputes and consider our relationship with our employees to be good. Our employees are not covered by any collective bargaining agreement.

We have established an employee welfare plan in accordance with the relevant PRC laws and regulations. Our total expenses for this plan were approximately $111,690, $92,139 and $71,224 in 2012, 2011 and 2010, respectively.

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

Our Shareholders

Dr. Tang, our chairman, owns 100% of the shares of Effectual Strength Enterprises Ltd., a British Virgin Islands company, which currently owns approximately 59.7% of our outstanding ordinary shares. The spouse of our chief executive officer, Wei Hua, owns 100% of the shares of Fascinating Acme Development Ltd., which owns 3.0% of our outstanding ordinary shares. The spouse of the chief executive officer of Shanghai ZFX, which is an affiliated company of ours that supplies us with raw materials, owns 100% of the shares of Gross Inspiration Development Ltd., which owns approximately 3.0% of our outstanding ordinary shares. In December 2010, 5 million shares were issued in our initial public offering. On November 30, 2011, we announced a share repurchase program and as of December 31, 2012, a total of 98,041 shares of our ADS’s have been purchased. As a result, currently we have 24.6% of our ordinary shares, or 4,901,959 shares, trading on NASDAQ in the form of ADS’s. The holders of the remaining approximately 9.7% of our shares are investors that are residents of the PRC and are unaffiliated with Ossen.

On November 30, 2011, we announced a share repurchase program for up to a total of 500,000 shares of our ADS’s through May 2012 in accordance with applicable requirements of Rule 10b5-1 and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended. In May 2012 the share repurchase program was further extended for another 12 months. In December 2012, we did a review of the share repurchase program and decided to suspend the program to conserve capital. As of December 31, 2012, a total of 98,041 shares of our ADS’s have been purchased under the repurchase program.

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

Through Ossen Jiujiang, we manufacture zinc or rare earth coated PC wires and strands, plain surface PC strands, unbonded PC strands, helical rib PC wires, sleeper PC wires and indented PC wires. The primary markets for the PC strands manufactured in our Jiujiang facility are Jiangxi Province, Hubei Province, Hunan Province, Fujian Province and Sichuan Province, each in the PRC.

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

As of December 31, 2012, our production facility in Maanshan City had a total gross floor area of approximately 47,356 square meters and we employed 61 production personnel at that facility. Our Maanshan facility contained seven production lines with an annual production of approximately 82,777 tons in 2012. As of December 31, 2012, our production facility in Jiujiang City had a total gross floor area of approximately 58,780 square meters and we employed 67 production personnel at that facility. Our Jiujiang facility contained eleven production lines with an annual production of approximately 55,444 tons in 2012. Historically, we have not experienced any form of disruption in our production facilities.

We believe that our current property rights are sufficient for our current operations. However, to continue growth, we are expanding our Maanshan facility.

Our growth strategy is to increase our production capacity from 140,000 tons annually to 170,000 tons annually following the expansion of our Maanshan facility and the installation of new coated products production lines. Our plan is to expand the existing building and to install new production lines which will be used for the production of approximately 30,000 tons annually of higher margin rare earth coated prestressed materials, including rare earth coated PC wires and PC strands. A portion of the proceeds from our initial public offering was used as down payment to purchase manufacturing equipment. We currently expect to complete the installation and start operation of our new production lines in the first half of 2014, pending our ability to expand our business and the general business environment in China at that time.

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

Important Factors Affecting our Results of Operations and Existing Trends

International and Domestic Markets

Our results of operations depend in part on the proportion of international sales to domestic sales that we attain during a particular financial reporting period. Sales to international customers have historically generated profit margins that are approximately 2% to 5% higher than sales to domestic customers. In addition, we have historically collected a significant percentage of revenues generated by international sales by letter of credit, which enables us to convert accounts receivable into cash more quickly. Our domestic customers generally pay approximately 90 days after receiving the materials at the construction site. The payment terms, however, could be extended longer if the Chinese central bank tightens credit policy. In 2008, we sold 37.6% of our products to international customers. However, in 2012, 2011 and 2010, we sold only 8.6%, 6.3% and 3.0%, respectively, of our products to international customers, as a result of the global economic and financial crisis and the imposition of anti-dumping duties by the U.S. and the European Union.

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

The Railway Network Plan issued by the Ministry of Railways of the PRC has indicated that $290 billion will be invested in railway construction from 2009 to 2013, which will drive the domestic demand for prestressed materials. As a result of the July 2011 high speed railway accident in South China, many railway projects were temporarily halted and the Ministry of Railways faced funding difficulties. In February 2012, Chinese Premier Wen reassured the public about the government’s plan on railway network construction in China when he announced that the government will help raise the funds necessary to construct railways. Funding solutions will include funds directly from the government, bond issuances guaranteed by the government and introduction of private capital into the sector. On March 10, 2013, China’s State Council announced its plan to restructure the Ministry of Railways (MOR), to separate the administrative and supervision function from the commercial arm. The responsibility for planning and policy-making for railway development is to move to the Ministry of Transport (MOT). A newly created National Railways Bureau (NRB) under the MOT will be responsible for setting technical standards of railways and supervising the safety of operations, quality of transport services and quality of railway projects. The MOR’s enterprise/commercial responsibilities will be incorporated into China National Railway Co. (“CNRC”), which was established on March 14, 2013. CNRC will continue to enjoy favorable tax and other preferential policies formerly granted to the MOR. Bonds issued for railway construction will continue to be supported by the government and China's 2011-2015 railway construction programs will go-ahead as planned. It is expected the reform of the MOR will bring more private investment and much needed efficiencies to the railway industry. We expect the profitability and cash flow of the MOR’s suppliers, including Ossen Innovation, would improve as the one-buyer market is broken up and there is an increase of sources of funding.

We generated approximately 6.0% and 8.4% of our revenue in 2011 and 2012 from sales to customers in the Asia Pacific region, including primarily Vietnam, Bangladesh, Philippines, Indonesia, South Korea and Australia, primarily for use in the construction of bridges. Due to increased demand for our products in the PRC market and these other markets, we do not intend to reestablish a presence in the United States or the European Union at the levels we experienced in 2008 in the near future. However, if opportunities arise in the U.S. or EU markets or in other international markets for us to win bids on projects or to reengage with former customers or establish relationships with new customers, we would pursue such opportunities.

Product Mix and Industry Trends

Our results of operations also depend on the product mix that we attain during a particular financial reporting period. We produce and sell products according to customer orders. The sales prices of our rare earth coated products are generally higher than the prices of our plain surface, stabilized and zinc coated products. Since the increase in our expenses in developing and selling rare earth coated materials is less than the increased sales prices, these products generate higher revenues.

Between 2009 and 2011, in general the average gross margin of our plain surface and stabilized products has been approximately 10-15% and the average gross margin of our coated products (including rare earth coated and zinc coated products) has been approximately 20-30%. In 2012, the average gross margin of plain surface products was approximately 7% and the average gross margin of our coated products, including rare earth coated and zinc coated products, was approximately 11%. Although sales volume of our products increased in 2012 compared to 2011, the market was still in recovery stage and the demand for our higher margin, higher strength coated products were still low. We sold lower margin products to meet market demand and customer orders to generate more revenue as compared to 2011, which consequently impacted our profitability in 2012.

We expect that gross margin on our coated products will gradually recover in 2013 as market conditions improve and continue to expand as a result of the large overall demand in the Chinese market. In the second half of 2012, China’s National Development and Reform Commission accelerated the approval of investment projects and most of these projects are railways, highways, airports and other major infrastructure projects. Most of these projects will require higher strength PC wires and PC strands and we expect the sales of our higher strength rare earth coated PC wires and PC strands with higher gross margin will benefit from these approved projects. In addition, gross margins for our rare earth coated products are generally higher than zinc coated products because rare earth coating technology enables us to produce base on lower grade raw materials, which increases gross margin. However, there is also possibility for the gross margin on our coated products, including rare earth, to decrease in the future in the event that more competitors that successfully develop products of the same quality as our coated products at a lower cost penetrate our market or if demand for our coated product weakens because the PRC government scales back spending on infrastructure projects or for other reasons.

As an overall percentage of sales, sales of our coated products increased from 4% in 2008 to 51.7% in 2010, 48% in 2011 and 75.7% in 2012. 89.9% and 88.5% of our coated product sales in the years ended December 31, 2011 and December 31, 2012 were sales of rare earth coated products and the remaining 10.1% and 11.5%, respectively, were zinc coated products. Our plan is to continue to increase sales of our rare earth coated products to manufacturers of steel cables for bridges and other infrastructure projects, both in the PRC and internationally, in order to increase our revenues and profits.

One of our affiliates, Ossen Shanghai, acquired Shanghai Pujiang Cable Co., Ltd. in September 2010 and its subsidiary Zhejiang Pujiang Cable Co., Ltd., or Shanghai Pujiang, a downstream manufacturer of cables for use in bridge construction in the PRC. In the bridge construction industry, cable manufacturers are asked to bid on new projects. Manufacturers of prestressed materials, such as us, who provide the raw materials for the bridge cables, either participate indirectly in the bidding process through the cable manufacturers or participate directly. Since we are now affiliated with one of the leading cable manufacturers in the PRC, we anticipate that we will have more opportunities to participate in bids for bridge projects. We expect sales of our rare earth coated products and our profits to increase as a result of this acquisition. In 2012, Zhejiang Pujiang, a subsidiary of Shanghai Pujiang, contributed approximately 0.4% of our total revenue. See “Business – Our Growth Strategy – Strengthening our relationships with key customers, and diversifying our customer base” below.

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

We, like many other steel service centers, maintain substantial inventories of steel to accommodate the short lead times and just-in-time delivery requirements of our customers. Accordingly, we purchase steel in an effort to maintain our inventory at levels that we believe to be appropriate to satisfy the anticipated needs of our customers based upon historic buying practices, supply agreements with customers and market conditions. Our key suppliers usually dedicate portions of their inventories as reserves to meet our manufacturing requirements. These key suppliers are generally provided a prepayment and in return, they give us a discount of approximately $40 per ton on average. When market condition and our profitability improve, we expect to gradually reduce prepayment and purchase at prevailing market prices in effect at the time we place our orders to improve our cash position and liquidity.

We have no long-term, fixed-price steel purchase contracts. When steel prices increase, competitive conditions will influence how much of the price increase we can pass on to our customers. To the extent we are unable to pass on future price increases in our raw materials to our customers, the net sales and profitability of our business could be adversely affected.

When steel prices decline, customer demands for lower prices and our competitors' responses to those demands could result in lower sale prices and, consequently, lower margins. Significant or rapid declines in steel prices or reductions in sales volumes could result in us incurring inventory or goodwill impairment charges. Changing steel prices therefore could significantly impact our net sales, gross margins, operating income and net income. In 2010 and 2011, the impact of steel price fluctuation on our results of operations was immaterial. In 2012, our average raw material price decreased because China’s steel price decreased as a result of the soft demand in domestic market and high inventory of the industry and we manufactured and sold products which required lower grade and lower price raw materials compared to 2011.

We currently purchase almost all of our new materials from a very small number of suppliers. Purchases from our five largest suppliers amounted to 97.6%, 100% and 99.9% of our total raw material purchases in 2012, 2011 and 2010, respectively. To date, we have been able to obtain favorable pricing and delivery terms from these suppliers. However, as we continue to increase the scale of our production, we may need to further diversify our supplier network and, as a result, may not be able to obtain favorable pricing and delivery terms from new suppliers.

We acquired 3.2%, 0% and 5.1% of our raw materials from Shanghai ZFX in the years ended December 31, 2012, 2011 and 2010, respectively. Shanghai ZFX procures materials from the limited number of high quality manufacturers and suppliers of our raw materials in the PRC. However, since the introduction in 2009 of our rare earth coated materials, which undergo a coating process that reduces the loss in strength and performance that prestressed materials otherwise undergo during our manufacturing processes, we have lowered the standards for strength and performance requirements for our raw materials. As a result, we have been able to expand our supplier base to include suppliers of products with lower levels of strength and performance and have not relied as heavily on supplies from Shanghai ZFX. As sales of our rare earth coated materials increase, we expect that the percentage of purchases from Shanghai ZFX will remain at minimal level in the near future.

Production capacity

In order to capture additional market share for our products, we have expanded over the past several years, and plan to continue to expand, our production capacity. Increased capacity has had, and could continue to have, a significant effect on our results of operations, by allowing us to produce and sell more products to generate higher revenues and profits. Our net proceeds from the December 2010 initial public offering were used to increase our production capacity. To date, we have spent $7.9 million as prepayments for the purchase of manufacturing equipment. Our growth strategy is to increase our production capacity from 140,000 tons annually to 170,000 tons annually following the expansion of our Maanshan facility and the installation of new coated products production lines. Our plan is to expand the existing building and to install new production lines which will be used for the production of approximately 30,000 tons annually of higher margin rare earth coated prestressed materials, including rare earth coated PC wires and PC strands. As of December 31, 2012, we had production capacity of 140,000 tons annually, which was same as December 31, 2011.

For 2012, most of our production capacity was utilized and approximately 91% of coated products sold in 2012 were rare earth coated products. Based on existing and anticipated trends in our industry, we believe that utilization in 2013 will reflect 2012 utilization rates, and we anticipate adding 30,000 tons of annual production capacity for rare earth coated products in the first half of 2014 as a result of our capacity expansion plan, pending our ability to expand our business and the general business environment in China at that time.

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

Ossen Materials was subject to a 15% tax rate through 2012 as the result of its being designated a high-tech enterprise. In 2012, Ossen Materials renewed its status of high-tech enterprise, and will be subject to a 15% tax rate through 2015. Ossen Jiujiang was subject to a 15% tax rate through 2011 as the result of its being designated a high-tech enterprise. Starting from January 1, 2012, Ossen Jiujiang enjoys a tax rate of 15% as it is considered as a high-tech enterprise. As our income tax obligations increase over time, our net income will be affected.

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

Description of Selected Income Statement Items

Revenues . We generate revenue from sales of our prestressed steel products, including plain surface products and rare earth coated products. We also derive an insignificant amount of revenue from providing services to select customers. Service revenues account for less than 2% of total revenues for all periods presented and is recognized upon delivery and acceptance of the finished products by the customer, or when pick up occurs.

Cost of goods sold .. Cost of goods sold includes direct and indirect production costs, as well as freight and handling costs for products sold.

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

Financial expenses. Financial expenses consist of interest expense on bank loans, interest income and other bank charges

Other Income .. Our other income consisted of government grants and revenue from sales of scrap materials in 2012, 2011 and 2010

Income Taxes .. Ossen Materials and Ossen Jiujiang have been recognized by their respective local government agencies as high-tech enterprises. As a result, both subsidiaries were subject to an income tax rate of 15% under relevant PRC income tax laws in 2012.

As our income tax obligations increase over time, our net income will be affected.

Results of Operations

The following table sets forth the key components of our results of operations for the periods indicated, in dollars and as a percentage of revenue.

			(All amounts in U.S. dollars, except for percentages)
			For Year Ended December 31,
	2012	% of Revenue	2011	% of Revenue	2010	% of Revenue
Revenues	$122,397,886	100.0%	$118,616,971	100.0%	$117,453,024	100.0%
Cost of Goods Sold	111,611,457	91.2%	96,588,172	81.4%	92,298,319	78.6%
Gross profit	10,786,429	8.8%	22,028,799	18.6%	25,154,705	21.4%
Selling expenses	917,074	0.7%	1,216,504	1.0%	660,934	0.6%
General and administrative expenses	3,950,934	3.2%	2,747,514	2.3%	1,796,995	1.5%
Total operating expenses	4,868,008	4.0%	3,964,018	3.3%	2,457,929	2.1%
Income from operation	5,918,421	4.8%	18,064,781	15.2%	22,696,776	19.3%
Interest expenses, net	(3,556,045)	-2.9%	(3,480,766)	-2.9%	(2,437,426)	-2.1%
Other income, net	911,430	0.7%	609,666	0.5%	151,757	0.1%
Income before income taxes	3,273,806	2.7%	15,193,681	12.8%	20,411,107	17.4%
Income Taxes	(575,428)	-0.5%	(2,139,029)	-1.8%	(2,865,372)	-2.4%
Net Income	2,716,378	2.2%	13,054,652	11.0%	17,545,735	14.9%

Less: net income attributable to non-controlling interest	335,099	0.3%	1,506,947	1.3%	2,897,397	2.5%
Net income attributable to controlling interest	2,381,279	1.9%	11,547,705	9.7%	14,648,338	12.5%
Other comprehensive income- Foreign currency translation gain	703,573	0.6%	3,102,645	2.6%	1,649,960	1.4%
Total other comprehensive income	703,573	0.6%	3,102,645	2.6%	1,649,960	1.4%
Comprehensive Income	$3,084,852	2.5%	$14,650,350	12.4%	$16,298,298	13.9%

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenues . During the year ended December 31, 2012, we had revenues of approximately $122.4 million as compared to revenues of approximately $118.6 million during year ended December 31, 2011, an increase of approximately $3.8 million, or 3.2%. The growth in our revenues during the year ended December 31, 2012 was attributable to increase in sales of zinc coated PC wires and PC strands and rare earth coated PC wires and PC strands, and other sales income, as partially offset by decrease in sales of plain surface PC strands and no sales of stabilized PC wires.

The following table provides a breakdown of our revenues during the years ended December 31, 2012 and 2011, respectively:

	Year ended December 31,
	2012		2011		Change from
	Revenue ($)	% of Total Revenue	Revenue ($)	% of Total Revenue	2011 to 2012
Products:
Plain surface PC strands	19,565,010	16.0%	30,203,244	25%	-35.2%
Zinc coated PC wires and PC strands	10,683,590	8.7%	5,702,423	5%	87.4%
Stabilized PC wires	0	0%	26,547,790	22%	-100%
Rare earth coated PC wires and PC strands	81,948,454	67.0%	50,845,973	43%	61.2%
Others	10,200,832	8.3%	5,317,541	4.5%	91.8%
Total	122,397,886	100%	118,616,971	100%	3.2%

The reasons for the change in our product mix from 2011 to 2012 were as follows:

Stabilized PC wires, including plain surface PC wires, indented PC wires and Helical (spiral) rib PC wires, are lower margin products compared to rare earth coated or zinc coated products. They are used in the construction of buildings, railway ties, and sleepers. It is our plan to decrease stabilized PC wires in our product mix. However, we do not plan to phase out completely the manufacturing and sale of stabilized PC wires in favor of higher margin rare earth coated products. Stabilized PC wires are products developed during the middle stages of our production process prior to coating. They serve as the raw materials for our coated products. Therefore, we need to manufacture stabilized PC wires in order to manufacture our coated products, including rare earth coated products. Stabilized PC wires have wide applications, as middle stage products or finished products, and therefore are in great demand in the market. From time to time in order to optimize the utilization of our manufacturing facilities we produce stabilized PC wires for sale. We do not intend to phase out the sale of this product category in the future.

For steel wires and strands, coating can provide a protective layer to improve the product’s corrosion-resistant level and increase its life span. Traditional technology uses zinc as the coating material and such products are called zinc coated PC wires and PC strands. The introduction of rare earth coating technology adds more benefits to the final products. When rare earth is added into the coating material and form a new alloy with zinc, it increases further the life span of the product. More importantly, it improves the product strength.

The coating process happens in an environment with very high temperature. Because of the high temperature, there will be some loss of product strength during the coating process. For example, if the steel wires to be used as raw material have a strength level of 2000 MPa (mega pascal), its strength level will lose about 300 MPa after going through the traditional coating process. When zinc forms a new alloy with rare earth and is used as a coating layer, the requirement of high temperature for processing could be lowered. Processing with lower temperature results in less loss of product strength. Therefore, the same raw material, if using rare earth coating, could deliver higher strength final product. Compared with better corrosion-resistant level, longer life span, higher strength level may be the most important benefit rare earth coated products bring to customers, as compared to zinc coated products. Higher strength means less steel is needed to build the bridge. The bridge cables could be slimmer, quantity of steel required for construction could be less and overall construction cost could be reduced.

Applications of zinc coated PC wires and PC strands are similar to those of rare earth coated PC wires and PC strands, primarily in the construction of bridges. The rare earth coated products could be considered as “upgraded version” of zinc coated products. Margin is affected by market conditions. In general, gross margin of rare earth coated products is 1%-5% higher than similar zinc coated products.

In 2012, China continued its prudent monetary policy and many infrastructure projects were still suspended for construction due to funding difficulties. The demand for our higher strength and higher margin rare earth coated products was still low in 2012. The demand for lower strength coated materials was at a higher level and we decided to utilize our capacity to produce lower strength rare earth coated products to meet market demand and customer orders and generate more revenue in 2012. With our rare earth coating technology, we were able to produce these products with lower grade raw materials compared to traditional technology. As a result, we sold these products at a more competitive price than our competitors due to lower cost of raw materials.

During 2012, we generated approximately 67% of our revenue from sales of our rare earth coated products, increased 61.2% to $81.9 million from $50.8 million in 2011. With the improvement of market condition in 2013, we expect demand for our higher strength rare earth coated products will gradually recover in the near future due to their anti-corrosion and other beneficial properties, including their long life span. In addition, because of the higher strength of the individual rare earth coated PC strands and wires, fewer wires and strands are required for these projects, thereby decreasing the overall cost to our customers. As a result, we expect that revenue generated by sales of our rare earth coated products will increase on a year over year basis in the near future.

Sales of zinc coated products increased 87.4% from $5.7 million in 2011 to $10.7 million in 2012. As a percentage of total revenue, revenue contribution from zinc coated PC wires and PC strands increased slightly from 5% in 2011 to 8.7% in 2012. The increase of sales generated by zinc coated products in 2012 was primarily due to overall higher demand in the market.

Sales of plain surface PC strands contributed approximately 16.0% of total revenue, decreased 35.2% from $30.2 million to $19.6 million due to our strategy to focus on rare earth coated and zinc coated products. In addition, we sold no stabilized PC wires in 2012.

The $10.2 million “Others” revenue in 2012 was generated by sales of spare raw materials which increased 91.8% compared to 2011 when some infrastructure projects that use our coated products were resumed. As a result, we purchased more spare raw materials in anticipation of more production of coated products and sold some of the raw materials to the market.

Cost of Goods Sold. Cost of goods sold was approximately $111.6 million during the year ended December 31, 2012, as compared to approximately $96.6 million during the year ended December 31, 2011, representing an increase of 15.6%, or approximately $15.0 million. As a percentage of revenues, cost of goods sold increased from 81.4 % to 91.2 % during the year ended December 31, 2012. This increase primarily resulted from approximately 22% increase in sales volume, partially offset by the decrease in the average price of raw materials in 2012. In addition, the percentage of increase in sales volume was higher than the increase in total sales because the unit price decreased in 2012 compared to 2011.

Gross Profit and Gross Margin. Our gross profit is equal to the difference between our revenues and our cost of goods sold. Our gross profit decreased 51.0% to approximately $10.8 million during the year ended December 31, 2012, from approximately $22.0 million for the same period in 2011. For the years ended December 31, 2012 and 2011, our gross margin was 8.8% and 18.6%, respectively. The decrease of gross margin was primarily due to the change in our product mix and we produced lower margin products to generate more revenue.

Selling Expenses .. Selling expenses totaled $0.9 million for the year ended December 31, 2012, as compared to $1.2 million for the year ended December 31, 2011, a decrease of 24.6%. This decrease was attributable primarily to a decrease in commissions of sales agency during 2012.

General and Administrative Expenses. G&A expenses totaled $4.0 million for the year ended December 31, 2012, as compared to $2.7 million for the year ended December 31, 2011, an increase of 43.8%. In 2011, we received a one-time refund of approximately $0.8 million related to our IPO in 2010 from our ADR bank and underwriter, which partially offset our general and administrative expenses in 2011. Excluding this reason, this increase in 2012 was primarily due to approximately $0.4 million increase in cost associated with research and development compared to 2011.

Operating Income. As a result of the foregoing, operating income for the year ended December 31, 2012 was approximately $5.9 million, a decrease of 67.2% as compared to approximately $18.1 million for the same period in 2011. This was primarily due to lower overall gross margin in 2012 compared to 2011. As a percentage of net sales, operating income decreased from 15.2% to 4.8% during the year ended December 31, 2012.

Income Taxes .. We incurred income tax expenses of $0.6 million and $2.1 million in fiscal years ended December 31, 2012 and 2011, respectively. Ossen Materials was subject to a 15% tax rate through 2012 as the result of its being designated a high-tech enterprise. In 2012, Ossen Materials renewed its status of high-tech enterprise, and will be subject to a 15% tax rate through 2015. Starting from January 1, 2012, Ossen Jiujiang enjoys a tax rate of 15% as it is considered as a high-tech enterprise by the PRC government.

Net Income . As a result of the foregoing, our net income totaled approximately $2.7 million for the year ended December 31, 2012, as compared to approximately $13.1 million for the year ended December 31, 2011, a decrease of 79.2%.

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

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues . During the year ended December 31, 2011, we had revenues of approximately $118.6 million as compared to revenues of approximately $117.5 million during year ended December 31, 2010, an increase of approximately $1.2 million, or 1.0%. The growth in our revenues during the year ended December 31, 2011 was attributable to increase in sales of zinc coated products, stabilized PC wires and other sales income, as partially offset by decrease in sales of plain surface PC products and rare earth coated PC products. The decrease in our sales of plain surface and rare earth coated PC products was mainly due to the suspension of railway related projects nationwide in China in the 2nd half of 2011 as a result of the high speed railway accident in South China in July 2011 and the resulting funding difficulties faced by the Ministry of Railway of China.

The following table provides a breakdown of our revenues during the years ended December 31, 2011 and 2010, respectively:

	Year ended December 31,
	2011		2010
	Revenue ($)	% of Total Revenue	Revenue ($)	% of Total Revenue	Change from 2010 to 2011
Products:
Plain surface PC strands	30,203,244	25%	40,247,880	34%	-25%
Zinc coated PC wires and PC strands	5,702,423	5%	2,964,414	3%	92%
Stabilized PC wires	26,547,790	22%	16,322,560	14%	63%
Rare earth coated PC wires and PC strands	50,845,973	43%	57,729,470	49%	-12%
Others	5,317,541	4.5%	188,701	0.2%	2718%
Total	118,616,971	100%	117,453,024	100%	1.0%

The reasons for the change in our product mix from 2010 to 2011, with sales of stabilized PC wires increasing significantly and sales of plain surface and rare earth coated PC wires and PC strands decreasing significantly were as follows:

Sales of stabilized PC wires in 2011 was $26.5 million, an increase of $10.2 million, or 63%, from the same period a year ago. As a percentage of total revenue, stabilized PC wires contributed 22% of total revenue in 2011 compared to 14% in 2010. Our stabilized PC wires, which are products that are developed during the middle stages of our production process prior to coating, generally contribute significantly lower levels of revenue from sales. Stabilized PC wires are lower margin products compared to rare earth coated or zinc coated products. During the second half of 2011, especially after the high speed railway accident in South China in July, the Ministry of Railways of China suspended virtually all railway related projects across the country as a result of nationwide railway safety check as well as the funding difficulties it faced. Such suspension, accompanied by tightened credit environment in China during the same period of time, has materially and adversely impacted our business. Our sales of rare earth coated PC products, which are used to construct bridges, and our plain surface PC products, which are used to construct highways, railways and approaching bridges, decreased significantly in 2011 as compared to 2010.

As a result, our demand for stabilized PC wires to manufacture rare earth coated products decreased as well. Accordingly we sold more stabilized PC wires to other parties and generated more revenue from such sales as compared to 2010.

Although lower percentage of revenue attributable to stabilized PC wires was the trend of the Company’s business development, we do not plan to phase out completely the manufacturing and sale of stabilized PC wires in favor of higher margin rare earth coated products. Stabilized PC wires are products developed during the middle stages of our production process prior to coating. They serve as the raw materials for our coated products. Therefore, we need to manufacture stabilized PC wires in order to manufacture our coated products, including rare earth coated products. Stabilized PC wires have wide applications, as middle stage products or finished products, and therefore are in great demand in the market. From time to time in order to optimize the utilization of our manufacturing facilities we produce stabilized PC wires for sale. We do not intend to phase out sale of this product category in future.

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

The $5.3 million “Others” revenue in 2011 consisted of $2.1 million revenue from coating services performed for third parties and $3.2 million revenue from sales of spare raw materials. Coating services performed for third parties is not considered to be a recurring item in future. Sales of spare raw materials increased dramatically in the second half of 2011 when market conditions deteriorated and many infrastructure projects that use our coated products were halted. As a result of the shrinking demand, we had to sell some of the raw materials in anticipation of less production of coated products.

Cost of Goods Sold .. Cost of goods sold was approximately $96.6 million during the year ended December 31, 2011, as compared to approximately $92.3 million during the year ended December 31, 2010, representing an increase of 4.6%, or approximately $4.3 million. As a percentage of revenues, cost of goods sold increased from 78.6% to 81.4% during the year ended December 31, 2011. This increase resulted from the decrease in sales of higher margin rare earth coated products and increase in sales of lower margin stabilized PC wires products in 2011.

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

Selling Expenses .. Selling expenses totaled $1.2 million for the year ended December 31, 2011, as compared to $0.7 million for the year ended December 31, 2010, an increase of 84.1%. This increase was attributable primarily to our increased sales efforts and expanded sales channels during 2011.

General and Administrative Expenses . G&A expenses totaled $2.7 million for the year ended December 31, 2011, as compared to $1.8 million for the year ended December 31, 2010, an increase of 52.9%. This increase was primarily due to our increased cost associated with research and development.

Operating Income. As a result of the foregoing, operating income for the year ended December 31, 2011 was approximately $18.1 million, a decrease of 20.4% as compared to approximately $22.7 million for the same period in 2010. As a percentage of net sales, operating income decreased from 19.3% to 15.2% during the year ended December 31, 2011.

Income Taxes .. We incurred income tax expenses of $2.1 million and $2.9 million in fiscal years ended December 31, 2011 and 2010, respectively. The 50% income tax reduction for Ossen Materials ended December 31, 2010. Ossen Jiujiang is still subject to 50% income tax reduction, which will end on December 31, 2011. Ossen Materials is subject to a 15% tax rate through 2011 as the result of its being designated a high-tech enterprise, and Ossen Jiujiang will be subject to a 15% tax rate through 2012 as a result of its being designated a high-tech enterprise as well.

Net Income . As a result of the foregoing, our net income totaled approximately $13.1 million for the year ended December 31, 2011, as compared to approximately $17.5 million for the year ended December 31, 2010, a decrease of 25.6%.

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

Contracts with distributors do not offer any chargeback or price protection. The Company experienced no product returns and recorded no reserve for sales returns for the years ended December 31, 2012, 2011, 2010 and 2009.

Research and Development

Research and development costs are expensed as incurred and totaled approximately $1,132,224, $755,746 and $595,477 for the years ended December 31, 2012, 2011 and 2010, respectively. Research and development costs are included in G&A in the accompanying statements of operations. Research and development costs are incurred on a project specific basis.

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

The Company also follows FASB ASC 740, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2012, the Company did not have a liability for unrecognized tax benefits.

The Company has not provided for income taxes on accumulated earnings amounting $38,296,269 that are subject to the PRC dividend withholding tax as of December 31, 2012, since these earnings are intended to be permanently reinvested.

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

Accounts Receivable

Accounts receivable are carried at net realizable value. The Company reviews its accounts receivables on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s historical payment history, its current credit-worthiness and current economic trends. Accounts are written off after exhaustive efforts at collection. If accounts receivable are to be provided for, or written off, they would be recognized in the consolidated statement of operations within operating expenses. Balance of allowance of doubtful accounts was $1,277,091 and $384,311 at December 31, 2012 and 2011, respectively. In 2012, the company revised the percentage used to estimate bad debts. The change provides a better indication of collection experience. The effect of the change was to decrease 2012 net income by $0.2 million, or $0.009 per share.

Inventories

Inventories are stated at the lower of cost or net realizable value, which is based on estimated selling prices less any further costs expected to be incurred for completion and disposal. Cost of raw materials is calculated using the weighted average method and is based on purchase cost. Work-in-progress and finished goods costs are determined using the weighted average method and comprise direct materials, direct labor and an appropriate proportion of overhead. The Company considers a provision for excess, obsolete, or slow-moving inventory based on changes in customer demand, technology developments or other economic factors. At December 31, 2012 and 2011, the Company has no reserve for inventories.

Advance to Suppliers

Advance to Suppliers represents interest-free cash paid in advance to suppliers for purchases of raw materials. The balance of advance to suppliers was $77,948,496 and $41,391,174 at December 31, 2012 and 2011, respectively. Among the balance of $77,948,496, the aging of $65,373,551 was within 60 days, $7,084,338 was between 60-90 days and $5,490,597 was over 90 days. No allowance was provided for the prepayments balance at December 31, 2012.

In 2012, steel industry was in a process of reducing inventory and our management forecasted steel price will gradually rise in next few years. To take advantage of this situation, we negotiated with our key suppliers and locked a discount rate with the prepayments. Our average raw material price locked by the agreement will be approximately $40 per ton lower than prevailing market price. We expect to gradually reduce our balance of advance to supplier in 2013 as steel price recovers and market conditions improve.

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

No impairment loss is subsequently reversed even if facts and circumstances indicate recovery. There was no impairment loss recognized for the years ended December 31, 2012, 2011 and 2010.

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

In February 2013, the Financial Accounting Standards Board issued ASU 2013-02, Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, it requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. ASU 2013-02 is effective prospectively for reporting periods beginning after December 15, 2012 for public entities. Early adoption is permitted. The Company does not expect that the adoption of ASU 2013-02 will have a material impact on its consolidated financial statements.

In December 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities, which required entities to disclose both gross and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting agreement. The objective of the disclosure is to facilitate comparison between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of International Financial Reporting Standards ("IFRS"). This ASU is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. Retrospective presentation for all comparative periods presented is required. The adoption of ASU 2011-11 is not expected to have material impact on the Company’s consolidated financial statements.

In July 2012, the FASB issued ASU 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment, which allows companies to perform a qualitative assessment to determine whether further impairment testing of indefinite-lived intangible assets is necessary, similar in approach to the goodwill impairment test. The new guidance allows an entity the option to first assess qualitatively whether it is more likely than not (that is, a likelihood of more than 50 percent) that an indefinite-lived intangible asset is impaired, thus necessitating that it perform the quantitative impairment test. An entity is not required to calculate the fair value of an indefinite-lived intangible asset and perform the quantitative impairment test unless the entity determines that it is more likely than not that the asset is impaired. The new guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted for annual and interim impairment tests performed as of a date before July 27, 2012, if the financial statements for the most recent annual or interim period have not yet been issued. The Company believes that its adoption of ASU 2012-02 will not have any material impact on its consolidated financial statements.

In October 2012, the FASB issued ASU 2012-04, Technical Corrections and Improvements, which made certain technical corrections and “conforming fair value amendments” to the FASB Accounting Standards Codification. The amendments affect various codification topics and apply to all reporting entities within the scope of those topics. These provisions of the amendment are effective upon issuance, except for amendments that are subject to transition guidance, which will be effective for fiscal periods beginning after December 15, 2012. The Company believes that its adoption of ASU 2012-04 will not have any material impact on its consolidated financial statements.

In January 2013, the FASB issued ASU 2013-01, Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, which clarified that the scope of ASU 2011-11, Disclosures about Offsetting Assets and Liabilities, would apply to derivatives including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or are subject to a master netting arrangement or similar agreement. This ASU is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. Retrospective presentation for all comparative periods presented is required. The adoption of ASU 2013-01 is not expected to have material impact on the Company’s consolidated financial statements.

5B. Liquidity and Capital Resources

The major sources of our liquidity for fiscal years 2012, 2011 and 2010 were bank borrowings, including loans from banks and bank acceptance notes. In addition, in December 2010, we issued 5 million shares in the form of American Depositary Receipts for net proceeds of approximately $20.3 million, which proceeds are being used to fund the capacity expansion of our coated PC products. We expect to finance our operations and working capital needs in the near future from cash generated from operations and short-term borrowings.

Our cash and cash equivalents, which are denominated in RMB, were approximately $2.0 million at December 31, 2012, as compared to $1.6 million at December 31, 2011 and $12.3 million at December 31, 2010. We believe that our cash reserves, together with expected cash flow from operations and short-term loans, are sufficient to allow us to continue to operate for the next 12 months. For details of our bank loans and notes payables please see “Bank Loans and Bank Acceptance Notes” below.

In December 2010, we issued 5 million shares in the form of American Depositary Receipts. The $20.3 million of net proceeds from this offering are being used to fund the capacity expansion of our rare earth coated PC products. The capacity expansion was delayed due to among other reasons, the inability of our European supplier to fulfill the contract but we will continue our expansion plan and expect to complete the installation and start operation of our new production lines around the end of 2013.We currently estimate that the entire cost of this expansion will be approximately $22 million. We intend to fund any excess construction costs, as well as any unanticipated costs that may arise in relation to our expansion, from short-term bank loans or cash from operations.

Accounts Receivable

Our domestic customers generally pay approximately 90 days after receiving the materials at their construction site. As a result, our accounts receivable increased significantly in 2011 and 2010. In 2012, we increased efforts to collect and monitor accounts receivable and as a result, our accounts receivable decreased to $45.7 million at December 31, 2012 from $48.0 million at December 31, 2011. We have collected 34.6% of the $45.7 million of accounts receivable outstanding as of December 31, 2012 in cash as of the date of this filing. See note 2 to our audited financial statements for a schedule of our valuation account. We do not expect our accounts receivable to decrease to 2008 levels until we significantly increase our international sales, which is not currently our business plan for the near future. During 2012, our international customers were located primarily in Asia and Australia, but not in Europe or the United States. We expect that trend to continue in the near future since demand for our higher margin rare earth coated products is high in the PRC and is expected to continue to grow. However, if opportunities arise in the U.S. or EU markets or in other international markets for us to win bids on projects or to reengage with former customers or establish relationships with new customers, we would pursue such opportunities.

The average Days Sales Outstanding (“DSO”) of 2012 is 140 days. The DSO as of December 31, 2012 was 136 days. This was primarily related to the difficult market conditions as a result of the funding problems faced by the Ministry of Railways in China. After 2011 high speed train incident, China’s high speed railway construction scaled back dramatically and approximately 70% projects were suspended. In addition, due to the rapid development of high speed railway in recent years, total debt of the Ministry of Railway (MOR) was approximately RMB2.6 trillion at the end of 2012, which significantly hindered its funding ability. Consequently, MOR delayed payment to its suppliers and significantly increased their account receivables balance and time to collect revenue after sales.

As of Date	Account Receivables Balance (in US Dollars)	<60 days	60-90 days	90-180 days	>180 days

Dec. 31, 2012	45,734,381	23,701,867	4,173,095	211,229	17,648,190

Approximately 45.2%, or $8.0 million of $17.6 million of accounts receivable aged over 180 days as of December 31, 2012 were from the Ministry of Railway. As of March 31, 2013, we have collected approximately $15.8 million or 34.6% of the $45.7 million of accounts receivable outstanding as of December 31, 2012 in cash.

Major Customers

During the years ended December 31, 2012, 2011 and 2010, our six largest customers contributed 78.1%, 64.2% and 74.4% of our total sales, respectively. See “Business—Our Customers” above. As a result of our reliance on a limited number of customers, we may face pricing and other competitive pressures, which may have a material adverse effect on our profits and our revenues. The volume of products sold for specific customers varies from year to year, especially since we are not the exclusive provider for any customers. In addition, there are a number of factors, other than our performance, that could cause the loss of a customer or a substantial reduction in the products that we provide to any customer and that may not be predictable. For example, our customers may decide to reduce spending on our products due to insufficient funding or delay of the project, or a customer may no longer need our products following the completion of a project. The loss of any one of our major customers, a decrease in the volume of sales to these customers or a decrease in the price at which we sell our products to them could materially adversely affect our profits and our revenues.

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

Bank Loans and Bank Acceptance Notes

At December 31, 2012, we had approximately $50.7 million of short-term bank loans and $36.9 million of bank acceptance notes outstanding, as compared to $48.0 million and $24.8 million at December 31, 2011 and $38.3 million and $26.0 million at December 31, 2010, respectively. The increased balance in 2010, 2011 and 2012 was due to expanded operations and increased needs to support working capital.

As our domestic sales in China, as percentage of total sales, increased significantly in 2010, 2011 and 2012, our use of bank acceptance notes as a settlement vehicle also increased. Our notes payable of $36.9 million at December 31, 2012 represented the amount of bank acceptance notes our suppliers received from us for our purchases of raw materials. These notes are issued by financial institutions, typically by banks, that entitle our suppliers to receive the full face amount from the bank or financial institution at maturity. Our notes payable are interest-free and range from six months to one year from the date of issuance. These notes are subject to bank charges of 0.05% of the principal amount as commission on each issuance and in total are secured by $25.4 million restricted cash as of December 31, 2012. Bank acceptance notes are commonly used in domestic China due to their enhanced credibility and the liquidity it provides to the bearer. The bearer always has the option to cash the bank acceptance notes before maturity at its issuing bank and receive a discounted amount in cash. We expect that bank acceptance notes will continue to account for a material portion of our total receivables and payables in the near future.

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

The weighted average annual interest rate of our short-term bank loans was 6.75%, 7.54% and 5.6% as of December 31, 2012, 2011 and 2010, respectively. Interest expense was $3.7million, $2.9 million and $1.9 million for the years ended December 31, 2012, 2011 and 2010 respectively.

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

Working Capital

Our working capital was approximately $70.8 million at December 31, 2012, as compared to $70.8 million at December 31, 2011 and $48.8 million at December 31, 2010.

The working capital was flat in 2012 as compared with 2011 was due primarily to a $5.6 million increase in restricted cash and a $36.5 million increase in prepayments, offset by a $10.5 million decrease in note receivable, a $7.4 million decrease in inventories a $4.6 million decrease in other current assets, and a $12.1 million increase in notes payable.

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

Cash Flows

Our revenue increased only 3.2% in 2012 compared to 2011 and 1.0% in 2011 compared to 2010 because of unfavorable market condition and China’s slowing economy growth in last two years. We have needed to raise or borrow capital from outside sources to fund our working capital and revenue growth. As a result, our cash flow from operations has generally been negative. However, with increased earnings ability and improvement of market conditions, we expect that our cash position should improve in the coming years.

Years Ended December 31, 2012 and 2011

The following table sets forth a summary of our net cash flow information for the periods indicated:

(All amounts in U.S. dollars)

	Year Ended December 31,
	2012	2011
	(Audited)	(Audited)

Net cash used in operating activities	$(8,767,390)	$(20,143,383)

Net cash used in investing activities	(32,982)	(162,229)

Net cash provided by financing activities	8,159,102	7,668,492

Operating Activities

Net cash used in operating activities was approximately $8.8 million in 2012, as compared to $20.1 million in 2011. This decrease in cash used in operating activities was the result of slightly improved market condition allowing our customers to pay down our accounts receivable. Our accounts receivable decreased $2.3 million in 2012, compared to a $34.7 million increase in accounts receivable in 2011. This was partially offset by increase in advance to suppliers of $36.7 million in 2012, compared to $16.3 million increase in advance to suppliers in 2011.

Investing Activities

Net cash used in investing activities was $32,982 in 2012, as compared to $0.2 million in 2011. The decrease in cash used in investing activities was the result of our further postponing the capacity expansion to 2013.

Financing Activities

Net cash provided by financing activities in 2012 was approximately $8.2 million, as compared to approximately $7.7 million in 2010. The slight increase in cash provided by financing activities was the result of increase in proceeds of notes payable to pay for advances to suppliers.

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

5.E. Off-Balance Sheet Arrangements

As of December 31, 2012 we guarantee $15.9 million of short term debt and $12.9 million of notes payable of Shanghai Pujiang. We do not have any other off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our investors.

5.F. Tabular Disclosure of Contractual Obligations

Our contractual obligations consist of short-term debt obligations and capital commitments. The following table sets forth a breakdown of our contractual obligations as of December 31, 2012:

	Payments due by period
		Less than				More than
CONTRACTUAL OBLIGATIONS	Total	1 year	1-3 years		3-5 years	5 years

Short-term debt obligations (1)	$87,612,736	$87,612,736			-	-
Interest Commitments – Short term bank loans	1,582,097	1,582,097
Long-term debt obligations (2)	$4,438,386	4,438,386	$		-	-
Interest Commitments – Long term bank loans	168,890	168,890
Capital Commitments (3)	$7,925,689	$3,994,547		$1,331,516	-	-
Total	$101,727,798	$97,796,656		$1,331,516	-	-

(1) Attributable to short-term bank loans and bank acceptance notes.

(2) Attributable to long-term bank loans.

(3) Attributable to the purchase of new production lines.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors, Executive Officers and Key Employees

The following table sets forth the name, age, positions and a brief description of the business experience of each of our directors, executive officers and key employees as of the date hereof.

Name	Position(s)	Age

Liang Tang	Chairman of Board	45

Wei Hua	Chief Executive Officer and Director	50

Feng Peng	Chief Financial Officer	39

Junhong Li	Director	46

Xiaobing Liu	Director	53

Yingli Pan	Director	58

Zhongcai Wu	Director	63

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

Executive Officers and Directors

Dr. Liang Tang was appointed as our Chairman following our business combination. Dr. Tang has been the Chairman and President of Ossen Materials, our subsidiary, since 2008. Dr. Tang has also been President of Shanghai Ossen Investment Holding (Group) Co., Ltd. since 2001. He has more than 20 years of experience in the steel industry. Prior to joining our Company in 2004, from 1994 until 1998, Dr. Tang was the President of Zhongmin Group of PRC Ministry of Civil Affairs. From 1988 until 1994, Dr. Tang was Head of Enterprise Administrative Division of the Shanghai Municipal Metallurgical Industry Bureau. Prior to that date, Dr. Tang was the Deputy Director of Enterprise Management at Baosteel Group Shanghai Ergang Co., Ltd., a competitor of ours. Dr. Tang is involved in many charity affairs and social organizations including China Committee of Corporate Citizenship and China Chamber of Metallurgy Industry. Dr. Tang has received the title of Shanghai Leader by the Shanghai Municipal Government, Outstanding Innovation Entrepreneur by the Symposium on Chinese Enterprise Innovation and the Royal Knight Medal of Spain by the King of Spain. Dr. Tang received a bachelor’s degree from Shanghai University, a Masters degree in International Finance from Peking University and an MBA from Fordham University. Dr. Tang also received a doctoral degree in world economics from East China Normal University.

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

Mr. Feng Peng was appointed as our Chief Financial Officer in March 2013. Mr. Peng served as Senior Vice President at MZ Group from August 2007 until September 2012. He has 6 years experience with U.S. listed Chinese companies. He has conducted extensive financial and industry due diligence, performed analysis on companies’ financial statements, and provided management teams of client companies with extensive coaching, including detailed intelligence on investor expectations, perceptions and concerns, industry analysis, compliance, and reporting and disclosure requirements. Prior to working at MZ Group, he served in various capacities at Thomson Financial and Citigroup. Mr. Peng has been trained in both Finance and Accounting. Mr. Peng graduated from New Jersey Institute of Technology in Computer Science, earning a Master of Science degree. Mr. Peng earned a bachelor’s degree in Automation Control from Shanghai Jiao Tong University in Shanghai, China in 1995. Mr. Peng is fluent in English and Mandarin.

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

6.B. Compensation

For the year ended December 31, 2012, the aggregate cash compensation that we paid to our executive officers and directors was approximately $ 125,000. For the year ended December 31, 2011, the aggregate cash compensation that we paid to our executive officers and directors was approximately $130,000. There are no service contracts between us and any of our directors, except for those directors who are also our executive officers. Pursuant to PRC law, 25% of our executive officers’ salaries have been set aside for pension and retirement.

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

We have entered into an employment agreement with Mr. Feng Peng. Mr. Peng is employed as Chief Financial Officer of our Company. The term of his agreement is from March 1, 2013 until March 1, 2014 and the agreement may be automatically renewed for one year terms thereafter. We compensate Mr. Peng at an annual rate of approximately $69,000. We may terminate the agreement for cause as specified in the agreement.

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

6.E. Share Ownership

As of March 30, 2013, 19,901,959 of our ordinary shares were outstanding. Holders of our ordinary shares are entitled to vote together as a single class on all matters submitted to shareholders for approval. No holder of ordinary shares has different voting rights from any other holders of ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. Approximately 6,061,459 of our ordinary shares represented by American Depositary Receipts are held by an aggregate of 1 record holder in the United States.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The percentages of shares beneficially owned in the table below are based on 19,901,959 ordinary shares outstanding as of March 30, 2013.

The following table sets forth information with respect to the beneficial ownership of our common shares as of March 30, 2013 by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our outstanding ordinary shares.

Unless otherwise noted below, the address for each listed shareholder, director or executive officer is 518 Shangcheng Road, Floor 17, Shanghai, 200120, People’s Republic of China.

Name					Number	Percent

Directors, Executive Officers and 5% Shareholders (1) :

Liang Tang					11,889,500	59.7%

Wei Hua (2)					600,000	3.0%

Feng Peng					-	-

Junhong Li					-	-

Xiaobing Liu	-	-	-	-	-	-

Yingli Pan	-	-	-	-	-	-

Zhongcai Wu	-	-	-	-	-	-

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Percentage of beneficial ownership of each listed person is based on ordinary shares outstanding as of the date of this filing, including ordinary shares convertible from all outstanding preferred shares, and the ordinary shares underlying any options and warrants exercisable by such person within 60 days of the date of this filing. Percentage of beneficial ownership of each listed person is based on ordinary shares outstanding as of March 30, 2013 and the ordinary shares underlying any options and warrants exercisable by such person within 60 days of the date of this filing.

(2)	The spouse of our chief executive officer, Wei Hua, owns 100% of the shares of Fascinating Acme Development Ltd., which owned 4% of the shares of Ossen Innovation Group prior to the business combination, and owns 4% of our shares since the business combination. Mr. Hua may be deemed to beneficially own these shares under SEC rules and regulations.

Stock Option Plan

On July 26, 2010, our board of directors adopted the Ossen Innovation Co., Ltd. 2010 Stock Option Plan, or the 2010 Plan. To date, an option to acquire 150,000 ordinary shares was issued to our former chief financial officer, Yilun Jin, under the 2010 Plan. The 2010 Plan allows us to grant stock options to our officers, directors, and executive, managerial, professional or administrative employees of ours or our subsidiaries or joint ventures, and to our consultants. We refer to these individuals collectively as key persons. Up to ten percent of our outstanding ordinary shares may be issued under the 2010 Plan. The purpose of the 2010 Plan is to provide certain key persons, on whose initiative and efforts the successful conduct of our business depends, with incentives to: (a) enter into and remain in our service, (b) acquire a proprietary interest in our success, (c) maximize their performance and (d) enhance our long-term performance (whether directly or indirectly through enhancing the long-term performance of a subsidiary, joint venture or consultant.

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

We acquired 3.2%, 0% and 5.1% of our raw materials from Shanghai ZFX in the years ended December 31, 2012, 2011 and 2010 , respectively. We expect that we will continue to purchase the bulk of our supplies from unaffiliated suppliers in the future, as we did in 2012. Specifically, as we expand our rare earth business, we anticipate that our purchases from Shanghai ZFX will remain at or near their levels in 2012.

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

Sales to a Related Party

We have sold a certain amount of our products to Shanghai Zhaoyang New Metal Material Co., Ltd., an entity that owns a 30% interest in Shanghai Ossen Investment Holding (Group) Co., Ltd., of which Dr. Tang, our chairman, is president. In 2012, 2011 and 2010, we generated approximately 5.8%, 6.6% and 13% of our revenues from sales to Shanghai Zhaoyang New Metal Material Co., Ltd.

In 2012 we also generated approximately 0.4% of our revenue from sales to Zhejiang Pujiang, a subsidiary Shanghai Ossen acquired in September 2010.

Accounts Receivable

As of December 31, 2012, we did not have accounts receivable from related parties.

Guarantees

During the years ended December 31, 2012, 2011 and 2010 , Shanghai Zhaoyang, an affiliate of ours, Shanghai Ossen, an affiliate of ours, and Shanghai ZFX, an affiliate of ours, provided guarantees for certain of our short-term and long-term bank loans. The term of each of the short-term loans is within one year. The term of the long-term loans is within three years. The purpose of these loans is to fund our working capital needs. Local banks have required guaranties pursuant to their standard regulations. Shanghai Ossen Investment Co., Ltd. is a member of the Ossen Group, whose relationship to us is described above under the heading “Business – Overview.”

Shanghai Ossen guaranteed loans in the amount of $7.9 million in 2012, $18.7 million in 2011 and $11.6 million in 2010. Shanghai ZFX guaranteed loans in the amount of $30.6 million, $32.4 million and $26.3 million in 2012, 2011 and 2010, respectively. Shanghai ZFX guaranteed notes payable in the amount of $26.2 million and $12.8 million in 2012 and 2011. Shanghai Zhaoyang guaranteed loans in the amount of $4.8 million in 2012. Shanghai Zhaoyang guaranteed notes payable in the amount of $3.2 million in 2012. These guarantees were provided for no consideration. In addition, in 2012 we guaranteed loans in the amount of $15.9 million and notes payable in the amount of $12.9 million for Shanghai Pujiang.

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

9.A. Offer and Listing Details

Our ADS’s are listed for trading on the Nasdaq Global Market under the symbol “OSN.” The shares began trading at $4.50 per ADS on December 21, 2010. The trading price for the ADSs was $0.85 on March 27, 2013.

The table below sets forth for the quarterly periods indicated the high and low closing market prices of our ordinary shares as reported on the Nasdaq Global Market:

	High	Low
2010

Fourth Quarter	$5.00	$4.21
(beginning December 21, 2010)

2011

First Quarter	$4.98	$3.36

Second Quarter	$3.87	$2.21

Third Quarter	$3.94	$1.38

Fourth Quarter	$1.64	$0.75

2012

First Quarter	$1.30	$0.82

Second Quarter	$1.37	$0.81

Third Quarter	$1.05	$0.88

Fourth Quarter	$1.02	$0.75

The table below sets forth the high and low closing market prices for our shares on Nasdaq during the most recent six-month period:

	High	Low
2012

October	$1.01	$0.90

November	$0.96	$0.75

December	$1.02	$0.81

2013

January	$0.99	$0.80

February	$0.97	$0.86

March	$0.91	$0.80

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

We do not believe that we were a PFIC for our 2012 taxable year. However, because the determination of our PFIC status is based on such factual matters as the composition of our income and assets the valuation of our assets, and our market capitalization, there is no assurance that the United Stated Internal Revenue Service (“IRS”) will agree with our position for the 2012 taxable year or any prior taxable year. In addition, there can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2013 or in future taxable years.

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

As of December 31, 2012, 2011 and 2010, substantially all of our cash included bank deposits in accounts maintained within the PRC where there is currently no rule or regulation in place for obligatory insurance to cover bank deposits in the event of bank failure. However, we have not experienced any losses in such accounts and we believe we are not exposed to any significant risks on our cash in bank accounts.

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

We received net proceeds of $20.3 million from our initial public offering. Our intention was to use the proceeds to increase our production capacity for rare earth coated products. To date, we have spent $7.9 million as prepayments for the purchase of manufacturing equipment. The expansion was postponed as a result of unfavorable business climate in China in 2011 and 2012, primarily driven by tightened credit environment, the funding difficulties faced by Ministry of Railways of China and the high speed railway accident in South China in July 2011. Our current plan is to complete installation of the new production lines in the first half of 2014, pending our ability to expand our business and the general business environment in China at that time.

We intend to use cash generated from operations and bank borrowings to fund any remaining costs related to the expansion of our facilities.

ITEM 15.	CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended. In 2012, the SEC requested that we review our analysis of Rule 5-04(c) of Regulation S-X and as a result, we amended our annual report for the year ended December 31, 2011 and filed a financial statement schedule with the amended annual report. In response to the SEC’s comment, we instituted corrective measures and will evaluated the effectiveness of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), including Rule 5-04(c) of Regulation S-X and have included the financial statement schedule as required in this annual report. Although we believe the financial statement schedule does not change or impact our consolidated financial statements, due to omission of filing of the financial statement schedule, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this annual report.

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

Our management has conducted an assessment, including testing of the design and the effectiveness of our internal control over financial reporting as of December 31, 2012. In making its assessment, management used the criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company identified deficiencies related to corporate governance, management’s application of disclosure requirements for SEC reporting and documentation of our financial statement reporting process. Such deficiencies are common for companies of our size who are new to the U.S. capital market. Our current internal accounting department responsible for financial reporting of the Company, on a consolidated basis, is relatively new to U.S. GAAP and the related internal control procedures required of U.S. public companies. Although our accounting staffs are professional and experienced in accounting requirements and procedures generally accepted in the PRC, management has determined that they require additional training and assistance in U.S. GAAP methods and SEC reporting. In addition, the SEC requested that we review our analysis of Rule 5-04(c) of Regulation S-X and as a result, we amended our year ended December 31, 2011 annual report and have filed a financial statement schedule with this annual report. Although we believe the financial statement schedule does not change or impact our consolidated financial statements, due to omission of filing of the financial statement schedule, our principal executive officer and principal financial officer determined that our disclosure controls and procedures were not effective as of December 31, 2011. The Company has instituted corrective measures and will evaluate the effectiveness of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), including Rule 5-04(c) of Regulation S-X and will file the financial statement schedule as required.

Based on this assessment, management concluded that our internal controls over financial reporting were not effective as of December 31, 2012 due to the material weakness in the Company’s internal controls over financial reporting.

(c)	Attestation Report of Independent Registered Public Accounting Firm

We are a non-accelerated filer under the rules of the Securities and Exchange Commission. Accordingly, we are not required to include in this annual report an attestation report of our independent registered public accounting firm.

(d)	Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting during our fiscal year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(e)	Remediation Initiatives

As a result of the foregoing material weaknesses, as of December 31, 2012, the Company’s audit committee of its Board of Directors has undertaken to further review internal controls along with management and in cooperation with outside consultants in order to remediate all existing material weaknesses and internal control deficiencies.

Management intends to take the following further specific actions to address the deficiencies that are identified during the fiscal year 2012 and strengthen our internal control over financial reporting:

●	to review documented policies, procedures and controls related to the key processes we use to identify material information, prepare regulatory filings and other public documents, and communicate information to external parties to ensure they are complete and effective;

●	to review documented controls and procedures to ensure they are properly implemented and effective to enhance the overall completeness, accuracy, consistency and timeliness of our disclosures;

●	to identify and assess key risks that may impact our ability to disclose material information and prepare regulatory filings that are complete, accurate, consistent and timely;

●	to enhance open and candid communication between all parties involved in operations, governance and financial and regulatory reporting, and a strong control and governance environment;

●	to create positions and allocate sufficient resources to achieve an effective disclosure controls and procedures; and

●	to establish direct reporting procedures from the Chief Accounting Officer to the Chief Financial Officer to ensure a better overview of the Company’s financial reporting system by the CFO.

Our management, including our Chief Executive Officer and our Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent or detect 100% of all errors and fraud that may occur. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. And management believes that the steps we are taking are necessary for remediation of the material weaknesses identified above, and we will continue to monitor the effectiveness of these steps and to make any changes that our management deems appropriate.

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

Our board of directors has adopted a code of business conduct and ethics. The purpose of the code is to promote ethical conduct and deter wrongdoing. The policies outlined in the Code are designed to ensure that our directors, executive officers and employees act in accordance with not only the letter but also the spirit of the laws and regulations that apply to our business. We expect our directors, executive officers and employees to exercise good judgment, to uphold these standards in their day-to-day activities, and to comply with all applicable policies and procedures in the course of their relationship with the company. Any amendment to or waivers of the Code for members of our board of directors and our executive officers that are required to be disclosed by the rules of the SEC or Nasdaq will be disclosed on our website at http://www.osseninnovation.com within four business days following the amendment or waiver. During fiscal year 2012, no amendments to or waivers from the Code were made or given for any of our executive officers.

Our code of business conduct and ethics are publicly available on our website at http://www.osseninnovation.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Year Ended December 31, 2012	Year Ended December 31, 2011

Audit fees*	$285,000	$510,000

*Audit Fees – This category includes the audit of our annual financial statements, review of financial statements included in our quarterly reports and services that are normally provided by the independent registered public accounting firm in connection with engagements for those years and services that are normally provided by our independent registered public accounting firm in connection with statutory audits and Securities and Exchange Commission regulatory filings or engagements.

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

Not Applicable.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-41.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Documents

1.1	Amended and Restated Memorandum of Association (1)

1.2	Amended and Restated Articles of Association (1)

2.1	Form of American Depositary Receipt (included in Exhibit 2.3)

2.2	Form of Ordinary Share Certificate (1)

2.3	Form of Deposit Agreement (3)

4.1	Share Exchange Agreement between Ultra Glory International Ltd., the shareholder of Ultra Glory International Ltd., Ossen Innovation Materials Group Co., Ltd. and the Shareholders of Ossen Innovation Materials Group Co., Ltd., dated July 7, 2010 (2)

4.2	Form of Sales Contract between Ossen Innovation Materials Co. Ltd. and Shanghai Zhaoyang New Metal Material Co., Ltd. (2)

4.5	Form of Sales Contract between Ossen Innovation Materials Co., Ltd. and Zhangjiagang Ruifeng Iron and Steel Co., Ltd. (2)

4.6	Form of Coating Processing Agreement between Ossen Innovation Materials Co., Ltd. and Zhangjiagang Ruifeng Iron and Steel Co., Ltd. (2)

4.7	Form of Purchase Contract between Ossen Innovation Materials Co., Ltd. and Zhangjiagang Free Trade Zone B.M. International Trading Co., Ltd. (2)

4.8	Form of Sales Contract between Shanghai Z.F.X. Steel Co., Ltd. and Ossen Innovation Materials Co. Ltd. (2)

4.9	Form of Purchase Contract between Ossen Innovation Materials Co., Ltd. and Zhangjiagang Free Trade Zone JinDe Trading Co., Ltd. (2)

4.10	Form of Purchase Contract between Ossen Innovation Materials Co., Ltd. and Jiangsu Shagang Group Co., Ltd. (2)
4.11	Employment Contract by and between Ossen Innovation Co., Ltd. and Liang Tang, dated November 24, 2010 (2)

4.12	Form of Stabilization Processing Agreement between Shanghai Zhaoyang New Metal Material Co., Ltd. and Ossen Innovation Materials Co., Ltd. (2)

4.13	Form of Loan Contract between Ossen Innovation Materials Co., Ltd. and Feicuiyuan Branch, Huishang Bank (2)

4.14	Form of Loan Guarantee Contract between Shanghai Ossen Investment Co., Ltd. and Feicuiyuan Branch, Huishang Bank (2)

4.15	Form of Loan Guarantee Contract between Shanghai Z.F.X. Steel Co., Ltd. and Feicuiyuan Branch, Huishang Bank (2)

4.16	Cooperation Agreement between Ossen (Jiujiang) Steel Wire & Cable Co., Ltd., Shanghai Machinery Manufacturing Technology Research Institute, Organization Department of Jiujiang Committee of CPC and Jiujiang Bureau of Science and Technology, dated January 2008 (2)

4.17	Employment Agreement, dated March 1, 2013, entered into by the Company and Feng Peng. *

8.1	Subsidiaries of the Registrant (2)

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

* Attached as an exhibit hereto.

(1)	Incorporated by reference to our Registration Statement on Form F-1/A, filed on September 29, 2010.

(2)	Incorporated by reference to our Shell Company Report on Form 20-F, filed on July 12, 2010.

(3)	Incorporated by reference to our Registration Statement on Form F-6, filed on December 3, 2010.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OSSEN INNOVATION CO., LTD.

/s/ Wei Hua

Name: Wei Hua
Title: Chief Executive Officer

Date: April 29, 2013

OSSEN INNOVATION CO., LTD.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

1

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONTENTS

PAGE	F-1	REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDED DECEMBER 31, 2012 AND 2011

PAGE	F-3-F-4	CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2012 AND 2011

PAGE	F-5	CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

PAGE	F-6	CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

PAGE	F-7-F-8	CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

PAGE	F-9 –F-51	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACOUNTING FIRM

Board of Directors and Shareholders

Ossen Innovation Co., Ltd.

Shanghai, China

We have audited the accompanying consolidated balance sheets of Ossen Innovation Co., Ltd. as of December 31, 2012 and 2011 and the related consolidated statements of operations and other comprehensive income, shareholders’ equity, and cash flows for the three years then ended. In connection with our audits of the financial statement, we have also audited the financial statement schedules listed in the accompanying index. These consolidated financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and schedules based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ossen Innovation Co., Ltd. as of December 31, 2012 and 2011 and the results of its operations and its cash flows for the three years then ended in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ BDO China Dahua CPA Co., Ltd.

Shenzhen, People’s Republic of China

April 29, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACOUNTING FIRM

Board of Directors and Shareholders

Ossen Innovation Co. Ltd.

Shanghai, China

The audits referred to in our report dated April 29, 2013 relating to the consolidated financial statements of Ossen Innovation Co., Ltd., which is contained in Item 18 of this Form 20-F also included the audit of the financial statement schedules listed in the accompanying index. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.

In our opinion such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ BDO China Dahua CPA Co., Ltd.

Shenzhen, People’s Republic of China

April 29, 2013

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2012 AND 2011

	December,31
	2012	2011
ASSETS
Current assets
Cash and cash equivalents	$1,996,764	$1,568,261
Restricted cash	25,407,499	19,764,900
Note receivable-bank acceptance note	394,079	10,851,616
Accounts receivable, net of allowance for doubtful accounts of $1,277,091 and $384,311 as of December 31, 2012 and 2011, respectively	45,734,381	48,049,722
Inventories	9,807,044	17,222,664
Advance to suppliers	77,948,496	41,391,174
Other current assets	1,904,626	6,495,241
Notes receivable from related party – bank acceptance notes	1,830,208	-
Accounts receivable from related party	-	20,799
Total current assets	165,023,097	145,364,377
Property, plant and equipment, net	9,707,587	11,022,916
Land use rights, net	4,317,669	4,380,708
Prepayment for plant and equipment	7,933,361	7,869,529
TOTAL ASSETS	$186,981,714	$168,637,530

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2012 AND 2011 (Continued)

	December,31
	2012	2011
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes payable-bank acceptance notes	$36,933,710	$24,848,628
Short-term bank loans	50,679,026	47,966,209
Long term bank loans – current portion	4,438,386	-
Accounts payables	572,305	948,475
Customer deposits	384,602	459,915
Taxes payable	391,353	4,792
Other payables and accrued liabilities	805,196	324,423
Total current liabilities	94,204,578	74,552,442
Long term bank loans	-	4,718,094
TOTAL LIABILITIES	94,204,578	79,270,536

EQUITY
Shareholders' Equity
Ordinary shares, $0.01 par value: 100,000,000 shares authorized; 20,000,000 shares issued; and 19,901,959 and 20,000,000 shares outstanding as of December 31, 2012 and 2011, respectively	200,000	200,000
Additional paid-in capital	33,971,455	33,884,656
Statutory reserve	4,179,027	3,884,808
Retained earnings	38,311,527	36,224,467
Treasury stock, at cost: 98,041 and 0 shares as of as of December 31, 2012 and 2011, respectively	(96,608)	-
Accumulated other comprehensive income	5,999,214	5,295,641
TOTAL SHAREHOLDERS’ EQUITY	82,564,615	79,489,572
Non-controlling interest	10,212,521	9,877,422
TOTAL EQUITY	92,777,136	89,366,994

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$186,981,714	$168,637,530

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

	Year Ended December 31,
	2012	2011	2010

REVEUNUES	$122,397,886	$118,616,971	$117,453,024
COST OF GOODS SOLD	111,611,457	96,588,172	92,298,319
GROSS PROFIT	10,786,429	22,028,799	25,154,705
Selling expenses	917,074	1,216,504	660,934
General and administrative expenses	3,950,934	2,747,514	1,796,995
Total Operating Expenses	4,868,008	3,964,018	2,457,929

INCOME FROM OPERATIONS	5,918,421	18,064,781	22,696,776
Financial expenses, net	(3,556,045)	(3,480,766)	(2,437,426)
Other income, net	911,430	609,666	151,757
INCOME BEFORE INCOME TAX	3,273,806	15,193,681	20,411,107
INCOME TAX	(557,428)	(2,139,029)	(2,865,372)
NET INCOME	2,716,378	13,054,652	17,545,735
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	335,099	1,506,947	2,897,397
NET INCOME ATTRIBUTABLE TO OSSEN INNOVATION CO.,LTD AND SUBSIDIARIES	2,381,279	11,547,705	14,648,338

OTHER COMPREHENSIVE INCOME
Foreign currency translation gain	703,573	3,102,645	1,649,960
TOTAL OTHER COMPREHENSIVE INCOME	703,573	3,102,645	1,649,960
COMPREHENSIVE INCOME	$3,084,852	$14,650,350	$16,298,298

EARNINGS PER ORDINARY SHARE
Basic and diluted	$0.12	$0.58	$0.97
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic and diluted	19,942,333	20,000,000	15,150,685

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

	Total Ossen Innovation Co., Ltd. Shareholders’ Equity
						Accumulated
	Ordinary Shares $0.01 Par Value		Additional Paid-in	Treasury stock		Other Comprehensive	Statutory	Retained	Non Controlling
	Shares	Amount	Capital	Shares	Amount	Income	Reserve	Earnings	Interest	Total
Balance at January 1, 2010	15,000,000	$150,000	$100,000	-	$-	$543,036	$1,093,331	$12,819,901	$5,473,078	$20,179,346
Net income	-	-	-	-	-	-	-	14,648,338	2,897,397	17,545,735
Transfer to statutory reserve	-	-	-	-	-	-	1,581,126	(1,581,126)	-	-
Issuance of ordinary shares	5,000,000	50,000	20,295,000	-	-	-	-	-	-	20,345,000
Share-based compensation to employee	-	-	19,096	-	-	-	-	-	-	19,096
IPO expense compensation	-	-	12,924,000	-	-	-	-	-	-	12,924,000
Foreign currency translation adjustment	-	-	-	-	-	1,649,960	-	-	-	1,649,960
Balance at December 31, 2010	20,000,000	200,000	33,338,096	-	-	2,192,996	2,674,457	25,887,113	8,370,475	72,663,137
Net income	-	-	-	-	-	-	-	11,547,705	1,506,947	13,054,652
Transfer to statutory reserve	-	-	-	-	-	-	1,210,351	(1,210,351)	-	-
Share-based compensation to employee	-	-	105,605	-	-	-	-	-	-	105,605
IPO expense compensation	-	-	440,955	-	-	-	-	-	-	440,955
Foreign currency translation adjustment	-	-	-	-	-	3,102,645	-	-	-	3,102,645
Balance at December 31, 2011	20,000,000	200,000	33,884,656	-	-	5,295,641	3,884,808	36,224,467	9,877,422	89,366,994
Net income	-	-	-	-	-	-	-	2,381,279	335,099	2,716,378
Transfer to statutory reserve	-	-	-	-	-	-	294,219	(294,219)	-	-
Common shares repurchase	-	-	-	(98,041)	(96,608)	-	-	-	-	(96,608)
Share-based compensation to employee	-	-	86,799	-	-	-	-	-	-	86,799
Foreign currency translation adjustment	-	-	-	-	-	703,573		-	-	703,573
Balance at December 31, 2012	20,000,000	$200,000	$33,971,455	(98,041)	$(96,608)	$5,999,214	$4,179,027	$38,311,527	$10,212,521	$92,777,136

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,716,378	$13,054,652	$17,545,735
Adjustments to reconcile net income to net cash provided by/ (used in) operating activities:
Depreciation and amortization	1,601,197	2,007,263	1,838,794
Share-based compensation expense	86,799	105,605	19,096
Changes in operating assets and liabilities:
(Increase) Decrease In:
Accounts receivable	2,315,342	(34,717,230)	1,824,595
Inventories	7,415,620	10,727,118	(17,742,920)
Advance to suppliers	(36,557,323)	(16,318,824)	(5,238,789)
Other current assets	4,590,616	3,151,939	(2,378,426)
Notes receivable - bank acceptance notes	10,457,537	6,785,312	(17,486,720)
Notes receivable from related party - bank acceptance notes	(1,830,208)	3,024,895	(1,196,661)
Account receivable from related party	20,799	686,688	(707,487)
Increase (Decrease) In:
Accounts payable	(376,169)	(1,545,190)	2,253,390
Customer deposits	(75,312)	(373,853)	(4,355,991)
Income tax payable	386,561	(657,793)	552,092
Other payables and accrued expenses	480,773	229,913	62,037
Net cash used in operating activities	(8,767,390)	(20,143,383)	(25,011,255)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	(32,856)	(156,288)	(73,466)
Prepayment for purchases of plant and equipment	(1,584)	(5,941)	(7,562,237)
Disposal of property, plant and equipment	1,458	-	-
Net cash used in investing activities	(32,982)	(162,229)	(7,635,703)

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Year Ended December 31,
	2012	2011	2010
CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in restricted cash	(5,642,598)	(5,965,883)	(1,974,804)
Proceeds from short-term bank loans	68,716,602	75,184,567	57,578,620
Repayments of short-term bank loans	(66,384,299)	(65,543,772)	(46,603,583)
Proceeds from long-term bank loans	-	4,718,094	-
Repayments of long-term bank loans	(316,877)	-	-
Proceeds from notes payable-bank acceptance notes	76,842,639	50,433,168	50,216,280
Repayment of notes payable-bank acceptance notes	(64,959,757)	(51,598,637)	(43,947,109)
Repurchase of common share	(96,608)	-	-
Proceeds from issuance of ordinary shares to public, net of issuance cost	-	-	20,345,000
IPO compensation	-	440,955	-
Net cash provided by financing activities	8,159,102	7,668,492	35,614,404

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(641,270)	(12,637,120)	2,967,446
Effect of exchange rate changes on cash	1,069,773	1,882,399	946,069
Cash and cash equivalents at beginning of period	1,568,261	12,322,982	8,409,467
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,996,764	$1,568,261	$12,322,982

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid during the periods:
Income taxes paid	$310,355	$2,863,026	$2,355,451
Interest paid	$3,676,992	$2,998,929	$1,949,982
Non-cash transactions:
Appropriation to statutory reserve	$294,219	$1,210,351	$1,581,126
Debt forgiven by shareholder	$-	$-	$12,924,000

See accompanying notes to the consolidated financial statements

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

The Company’s Shareholders

Dr. Tang, the Company’s chairman, owns 100% of the shares of Effectual Strength Enterprises Ltd., a British Virgin Islands company, which currently owns 59.7% of the Company’s outstanding ordinary shares. The spouse of the Company’s chief executive officer, Wei Hua, owns 100% of the shares of Fascinating Acme Development Ltd., which owns 3.0% of the Company’s outstanding ordinary shares. The spouse of the chief executive officer of Shanghai ZFX, which is an affiliated company of the Company that supplies the Company with raw materials, owns 100% of the shares of Gross Inspiration Development Ltd., which owns 3.0% of the Company’s outstanding ordinary shares. Another 25% of the Company’s ordinary shares, or 5 million shares, were issued in the Company’s initial public offering in December 2010 and 4,901,959 of those shares are currently trading on NASDAQ in the form of ADS’s. The holders of the remaining 9.7% of the Company’s shares are investors that are residents of the People’s Republic of China (“PRC”) and are unaffiliated with Ossen.

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

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

At December 31, 2012, the subsidiaries of Ossen Innovation Co., Ltd were as follows:

Name	Domicile and Date of Incorporation	Paid-in Capital		Percentage of Effective Ownership	Principal Activities

Ossen Innovation Materials Group, Co., Ltd. (“Ossen Innovation Group”)	BVI April 30, 2010	USD	-	100%	Investments holdings

Ossen Group (Asia) Co., Ltd. ("Ossen Asia")	BVI February 7, 2002	USD	-	100%	Investments holdings

Topchina Development Group Ltd. ("Topchina")	BVI November 3, 2004	USD	-	100%	Investments holdings

Ossen Innovation Materials Co., Ltd. ("Ossen Materials")	The PRC October 27, 2004	RMB	75,000,000	81%	Design, engineering, manufacture and sale of customized prestressed steel materials

Ossen (Jiujiang) Steel Wire & Cable Co., Ltd. ("Ossen Jiujiang")	The PRC April 13, 2005	RMB	183,271,074	96.11%	Design, engineering, manufacture and sale of customized prestressed steel materials

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

	2012	2011	2010
Year end RMB: US$ exchange rate	6.3086	6.3585	6.6118
Average yearly RMB: US$ exchange rate	6.3116	6.4640	6.7788

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

The Company also derives an insignificant amount of revenue from providing services to select customers. Service revenues account for less than 2% of total revenues for all periods presented and is recognized upon delivery and acceptance of the finished products by the customer, or when pick up occurs. Contracts with distributors do not offer any chargeback or price protection. The Company experienced no product returns and recorded no reserve for sales returns for the years ended December 31, 2012, 2011 and 2010.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cost of Sales

Cost of revenue includes direct and indirect production costs, as well as freight in and handling costs for products sold.

Research and Development

Research and development costs are expensed as incurred and totaled approximately $1,132,256, $755,746 and $595,477 for the years ended December 31, 2012, 2011 and 2010, respectively. Research and development costs are included in G&A in the accompanying statements of operations. Research and development costs are incurred on a project specific basis.

Retirement Benefits

Retirement benefits in the form of contributions under defined contribution retirement plans to the relevant authorities are charged to operations as incurred. Retirement benefits of $213,617, $112,960 and $144,418 were charged to operations for the years ended December 31, 2012, 2011 and 2010, respectively.

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

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company also follows FASB ASC 740, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2012, the Company did not have a liability for unrecognized tax benefits.

The Company has not provided for income taxes on accumulated earnings amounting $38,296,269 that are subject to the PRC dividend withholding tax as of December 31, 2012, since these earnings are intended to be permanently reinvested.

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

As a result, $294,219, $1,210,351 and $1,581,126 have been appropriated to the accumulated statutory reserves by the Company’s PRC subsidiaries for the years ended December 31, 2012, 2011 and 2010, respectively.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Comprehensive Income

Comprehensive income is defined as the change in equity during the year from transactions and other events, excluding the changes resulting from investments by owners and distributions to owners, and is not included in the computation of income tax expense or benefit. Accumulated comprehensive income consists of foreign currency translation. The Company presents comprehensive income (loss) in accordance with ASC Topic 220, “Comprehensive Income”. ASC Topic 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income (loss) be reported in the consolidated financial statements and the components of net income and other comprehensive income presented in one continuous statement.

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

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Financial Instruments

FASB ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market

These tiers include:

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

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable

Accounts receivable are carried at net realizable value. The Company reviews its accounts receivables on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s historical payment history, its current credit-worthiness and current economic trends. Accounts are written off after exhaustive efforts at collection. If accounts receivable are to be provided for, or written off, they would be recognized in the consolidated statement of operations within operating expenses. The allowance of doubtful accounts was $1,277,091 and $384,311 at December 31, 2012 and 2011, respectively. In 2012, the company revised the percentage used to estimate bad debts. The change provides a better indication of collection experience. The effect of the change was to decrease 2012 net income by $0.2 million, or $0.009 per share.

Inventories

Inventories are stated at the lower of cost or net realizable value, which is based on estimated selling prices less any further costs expected to be incurred for completion and disposal. Cost of raw materials is calculated using the weighted average method and is based on purchase cost. Work-in-progress and finished goods costs are determined using the weighted average method and comprise direct materials, direct labor and an appropriate proportion of overhead. At December 31, 2012 and 2011, the Company has no reserve for inventories.

Advance to Suppliers

Advance to Suppliers represents interest-free cash paid in advance to suppliers for purchases of raw materials. The balance of advance to suppliers was $77,948,496 and $41,391,174 at December 31, 2012 and 2011, respectively. Among the balance of $77,948,496, the aging of $65,373,551 was within 60 days, $7,084,338 was between 60-90 days and $5,490,597 was over 90 days. No allowance was provided for the prepayments balance at December 31, 2012.

Customer Deposits

Customer deposits consist of amounts paid to the Company in advance for the sale of products in the PRC. The Company receives these amounts and recognizes them as a current liability until the revenue can be recognized when the goods are delivered. The balance of customer deposits was $384,602 and $459,915 at December 31, 2012 and 2011, respectively.

Prepayment for Property, Plant, and Equipment

Prepayment for property, plant, and equipment represents cash paid in advance to suppliers for purchases of property, plant, and equipment for capacity expansion. The balance of prepayment for property, plant and equipment was $7,933,361 and $7,869,529 at December 31, 2012 and 2011, respectively.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

In evaluating long-lived assets for recoverability, the Company uses its best estimate of future cash flows expected to result from the use of the asset and eventual disposition in accordance with FASB ASC 360-10-15. To the extent that estimated future, undiscounted cash inflows attributable to the asset, less estimated future, undiscounted cash outflows, are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such asset and its fair value. Assets to be disposed of and for which there is a committed plan of disposal, whether through sale or abandonment, are reported at the lower of carrying value or fair value less costs to sell. There was no impairment loss recognized for the years ended December 31, 2012, 2011 and 2010.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

In February 2013, the Financial Accounting Standards Board issued ASU 2013-02, Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, it requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. ASU 2013-02 is effective prospectively for reporting periods beginning after December 15, 2012 for public entities. Early adoption is permitted. The Company does not expect that the adoption of ASU 2013-02 will have a material impact on its consolidated financial statements.

In December 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities, which required entities to disclose both gross and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting agreement. The objective of the disclosure is to facilitate comparison between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of International Financial Reporting Standards ("IFRS"). This ASU is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. Retrospective presentation for all comparative periods presented is required. The adoption of ASU 2011-11 is not expected to have material impact on the Company’s consolidated financial statements.

In July 2012, the FASB issued ASU 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment, which allows companies to perform a qualitative assessment to determine whether further impairment testing of indefinite-lived intangible assets is necessary, similar in approach to the goodwill impairment test. The new guidance allows an entity the option to first assess qualitatively whether it is more likely than not (that is, a likelihood of more than 50 percent) that an indefinite-lived intangible asset is impaired, thus necessitating that it perform the quantitative impairment test. An entity is not required to calculate the fair value of an indefinite-lived intangible asset and perform the quantitative impairment test unless the entity determines that it is more likely than not that the asset is impaired. The new guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted for annual and interim impairment tests performed as of a date before July 27, 2012, if the financial statements for the most recent annual or interim period have not yet been issued. The Company believes that its adoption of ASU 2012-02 will not have any material impact on its consolidated financial statements.

In October 2012, the FASB issued ASU 2012-04, Technical Corrections and Improvements, which made certain technical corrections and “conforming fair value amendments” to the FASB Accounting Standards Codification. The amendments affect various codification topics and apply to all reporting entities within the scope of those topics. These provisions of the amendment are effective upon issuance, except for amendments that are subject to transition guidance, which will be effective for fiscal periods beginning after December 15, 2012. The Company believes that its adoption of ASU 2012-04 will not have any material impact on its consolidated financial statements.

In January 2013, the FASB issued ASU 2013-01, Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, which clarified that the scope of ASU 2011-11, Disclosures about Offsetting Assets and Liabilities, would apply to derivatives including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or are subject to a master netting arrangement or similar agreement. This ASU is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. Retrospective presentation for all comparative periods presented is required. The adoption of ASU 2013-01 is not expected to have material impact on the Company’s consolidated financial statements.

NOTE 3 – CONCENTRATION

Concentration of major customers and suppliers:

	Year ended December 31,
	2012		2011		2010

Major customers with revenues of more than 10% of the Company’s sales
Company A (3rd Party)	$47,193,174	39%	$29,905,914	25%	$37,685,302	32%
Company B (3rd Party)	25,522,442	21%	18,024,885	15%	21,213,241	18%
Company C (Related Party)	-	-	-	-	14,701,440	13%
Total Revenues	$72,715,616	60%	$47,930,799	40%	$73,599,982	63%

	Year ended December 31,
	2012		2011		2010

Major suppliers with purchases of more than 10% of the Company’s purchases
Company X (3rd Party)	$39,484,102	44%	$11,261,250	17%	$50,156,639	49%
Company Y (3rd Party)	-	-	15,225,509	22%	25,665,687	25%
Company Z (3rd Party)	30,028,975	33%	27,622,232	41%	15,397,496	15%
Company U (3rd Party)	11,010,434	12%	9,045,436	13%	-	-
Total Purchase	$80,523,511	89%	$63,154,427	93%	$91,219,822	89%

Accounts receivable related to the Company’s major customers comprised 56% and 45% of all accounts receivable as of December 31, 2012 and 2011, respectively.

Accounts payable related to the Company’s major suppliers comprised nil of all accounts payable as both of December 31, 2012 and 2011.

NOTE 4 – ACCOUNTS RECEIVABLE

Accounts receivable is net of allowance for doubtful accounts.

	December 31,
	2012	2011

Accounts receivable	$47,011,472	$48,434,033
Less: allowance for doubtful accounts	(1,277,091)	(384,311)
Accounts receivable, net	$45,734,381	$48,049,722

Changes in the allowance for doubtful accounts are as follows:

	December 31,
	2012	2011

Beginning balance	$384,311	$37,347
Provision for doubtful accounts	892,780	346,964
Ending balance	$1,277,091	$384,311

NOTE 5 – INVENTORIES

	December 31,
	2012	2011

Raw materials	$2,739,029	$10,339,201
Work-in-progress	72,228	231,746
Finished goods	6,995,787	6,651,717
Inventories	$9,807,044	$17,222,664

NOTE 6 – NOTES RECEIVABLE

Bank acceptance notes:	December 31,
	2012	2011

Due January 7, 2013, subsequently settled on due date	$394,079	$-
Due June 5, 2012, subsequently settled on due date	-	1,572,698
Due June 5, 2012, subsequently settled on due date	-	1,572,698
Due June 5, 2012, subsequently settled on due date	-	2,359,047
Due June 5, 2012, subsequently settled on due date	-	786,349
Due May 23, 2012, subsequently settled on due date	-	1,572,698
Due May 20, 2012, subsequently settled on due date	-	786,349
Due February 20, 2012, subsequently settled on due date	-	1,258,158
Due February 20, 2012, subsequently settled on due date	-	943,619
Total	$394,079	$10,851,616

Notes receivable are received from customers for the purchase of the Company’s products and are issued by financial institutions that entitle the Company to receive the full face mount from the financial institution at maturity, which bears no interest and generally ranges from three to six months from the date of issuance.

NOTE 7 – OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31,
	2012	2011

Refundable deposits with suppliers	$1,585,138	$6,290,792
Deposits for open project bids	120,838	125,816
Other receivables	198,650	78,633
	$1,904,626	$6,495,241

NOTE 8 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	December 31,
	2012	2011
At Cost:
Plant and buildings	$4,236,885	$4,197,345
Machinery and equipment	15,160,917	15,038,443
Motor vehicles	317,512	292,675
Office equipment	113,381	112,007
	19,828,695	19,640,470
Less: Accumulated depreciation
Buildings	(1,577,757)	(1,298,556)
Machinery and equipment	(8,178,929)	(6,981,542)
Motor vehicles	(260,263)	(237,728)
Office equipment	(104,159)	(99,728)
	(10,121,108)	(8,617,554)
Property, plant and equipment, net	$9,707,587	$11,022,916

Depreciation expense for the years ended December 31, 2012, 2011 and 2010 was $1,503,554, $1,911,923 and $1,747,880, respectively. As of December 31, 2012 and 2011, a net book value of $1,518,706 and $4,131,509, respectively, of property were used as collateral for the Company’s short-term and long-term bank loans.

NOTE 9 – LAND USE RIGHTS

Land use rights consist of the following:

	December 31,
	2012	2011

Cost of land use rights	$4,884,596	$4,846,263
Less: Accumulated amortization	(566,927)	(465,555)
Land use rights, net	$4,317,669	$4,380,708

Amortization expense for the years ended December 31, 2012, 2011 and 2010 was $97,643, $95,341 and $90,914, respectively. As of December 31, 2012 and 2011, a net book value of $2,747,396 and $2,786,405, respectively, were used as collateral for the Company’s short-term bank loans.

Amortization expense for the next five years and thereafter is as follows:

2013	$97,692
2014	97,692
2015	97,692
2016	97,692
2017	97,692
Thereafter	3,829,209
Total	$4,317,669

NOTE 10 – RELATED PARTY TRANSACTIONS

(a)	Names and Relationship of Related Parties:

Existing Relationship with the Company
Dr. Tang	Chairman and controlling shareholder of the Company
Shanghai Zhengfangxing Steel Co., Ltd. (“ZFX”)	Under common control of Dr. Tang
Shanghai Ossen Investment Co., Ltd. (“SOI”)	Under common control of Dr. Tang
Shanghai Ossen Investment Holdings (Group) Co., Ltd. (“Ossen Shanghai)	Dr. Tang is the President
Shanghai Zhaoyang New Metal Material Co., Ltd. (“Zhaoyang”)	Zhaoyang owns a 30% interest in Ossen Shanghai
Shanghai Pujiang Cable Co., Ltd. (“Shanghai Pujiang”) Zhejiang Pujiang Cable Co., Ltd. (“Zhejiang Pujiang”)	Subsidiary of Ossen Shanghai since September 2010 Subsidiary of Shanghai Pujiang since December 2010

NOTE 10 – RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Summary of Balances with Related Party:

	December 31,
	2012	2011
Notes receivable from related party:
Zhejiang Pujiang, due January 7, 2013, subsequently settled on due date	$1,830,208	$-
	$1,830,208	$-

The interest-free, unsecured notes were provided to a related party to assist with their working capital need.

	December 31,
	2012	2011
Accounts receivable from related party:
Shanghai Pujiang	$-	$10,369
Zhejiang Pujiang	-	10,430
	$-	$20,799

Shanghai Pujiang and Zhejiang Pujiang are customers of the Company. The balance of account receivable from related party arises from the sales of our products to Shanghai Pujiang and Zhejiang Pujiang. The balance of accounts receivable from related party was all collected subsequently.

NOTE 10 – RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Summary of Related Party Transactions:

		December 31,
		2012	2011	2010
ZFX	ZFX provided guarantee for the bank loans borrowed by the Company	$9,985,370	$26,105,707	$26,316,581
	ZFX provided guarantee together with SOI for the short-term bank loans borrowed by the Company	$4,755,413	$4,718,094	$-
	ZFX provided guarantee together with Zhaoyang for the short-term bank loans borrowed by the Company	$4,755,413	$-	$-
	ZFX provided guarantee together with Dr. Tang and his wife, for the short-term bank loans borrowed by the Company	$11,095,964	$1,572,698	$-
	ZFX provided guarantee for the notes payable issued by the bank	$22,984,497	$3,145,396	$-
	ZFX provided guarantee together with Zhaoyang for the notes payable issued by the bank	$3,170,275	$9,672,092	$-
	The Company provided guarantee for the short-term bank loans borrowed by ZFX	$-	$2,395,047	$-
	ZFX sold raw materials to the Company	$2,999,097	$-	$5,199,891

SOI	SOI provided guarantee for the short-term bank loans borrowed by the Company	$3,170,275	$12,376,238	$11,645,845
	SOI provided guarantee together with ZFX for the short-term bank loans borrowed by the Company	$4,755,413	$4,718,094	$-
	SOI provided guarantee together with Dr. Tang and his wife, for the short-term bank loans borrowed by the Company	$-	$1,572,698	$-

(d)	Summary of Related Party Transactions (Continued):

Zhaoyang	Zhaoyang provided guarantee for the notes payable issued by the bank	$-	$7,784,855	$-
	Zhaoyang provided guarantee together with ZFX for the short-term bank loans borrowed by the Company	$4,755,413	$-	$-
	Zhaoyang provided guarantee together with ZFX for the notes payable issued by the bank	$3,170,275	$9,672,092	$-
	Zhaoyang purchased products from the Company	$7,136,843	$7,775,696	$14,701,440

Shanghai Pujiang	Shanghai Pujiang purchased products from the Company	$-	$12,931,551	$2,292,532
	The Company provided guarantee for the short-term bank loans borrowed by Shanghai Pujiang	$15,851,377	$13,367,933	$-
	The Company provided guarantee for the notes payable issued by Shanghai Pujiang	$12,866,563	$-	$-

Zhejiang Pujiang	Zhejiang Pujiang purchased products from the Company	$440,107	$102,622	$-

In accordance with ASC 810-10, “Consolidation”, the Company first evaluated that none of the related parties met the scope exceptions as outlined in the guidance. The Company then had to determine if it hold any variable interest in the related parties. The Company determined to have a variable interest in Shanghai Pujiang because the Company guarantees $15,851,377 of the outstanding short term debt and $12,866,563 of notes payable of Shanghai Pujiang. In addition, the Company sold $440,107 of materials to Zhejiang Pujiang during the year ended December 31, 2012. Next, the Company evaluated if Shanghai Pujiang or Zhejiang Pujiang are variable interest entities. Using both qualitative and quantitative analysis, the Company determined Shanghai Pujiang and Zhejiang Pujiang were not variable interest entity as defined in ASC 810. The Company determined Dr. Tang to be the primary beneficiary Shanghai Pujiang and Zhejiang Pujiang because Dr. Tang is most closely associated with the Shanghai Pujiang and Zhejiang Pujiang. Dr. Tang had the power to direct the activities of Shanghai Pujiang and Zhejiang Pujiang that most significantly impact it’s economic performance and has the obligation to absorb losses of Shanghai Pujiang and Zhejiang Pujiang that could potentially be significant or the right to receive benefits from the related parties that could potentially be significant.

The Company also evaluated the remaining related parties and affiliated entities under ASC 810 and because the Company does not guarantee the debt, the holders of the equity were at risk and therefore determined to be the primary beneficiary.

NOTE 11 – OTHER PAYABLES AND ACCRUED EXPENSES

Other payables and accrued expenses consist of the following:

	December 31,
	2012	2011
Other taxes payable	$775,995	$304,988
Accrued payroll & welfare	14,587	9,491
Others	14,614	9,944
	$805,196	$324,423

NOTE 12 – NOTES PAYABLE

Bank acceptance notes:	December 31,
	2012	2011
Due Jun 17, 2013,	$792,569	$-
Due Jun 17, 2013,	1,585,138	-
Due Jun 6, 2013,	792,569	-
Due Jun 6, 2013,	792,569	-
Due May 19, 2013	396,284	-
Due May 19, 2013	396,284	-
Due May 19, 2013	792,569	-
Due May 19, 2013	1,585,138	-
Due May 16, 2013	792,569	-
Due May 6, 2013	396,284	-
Due May 6, 2013	792,569	-
Due May 6, 2013	1,585,138	-
Due May 6, 2013	396,284	-
Due April 23, 2013, subsequently repaid on due date	1,585,138	-
Due April 23, 2013, subsequently repaid on due date	1,585,138	-
Due March 28, 2013, subsequently repaid on due date	792,569	-
Due March 28, 2013, subsequently repaid on due date	1,585,138	-
Due March 24, 2013, subsequently repaid on due date	3,170,275	-
Due March 21, 2013, subsequently repaid on due date	1,585,138	-
Due March 12, 2013, subsequently repaid on due date	1,585,138	-
Due March 11, 2013, subsequently repaid on due date	1,585,138	-
Due March 10, 2013, subsequently repaid on due date	1,585,138	-
Due March 6, 2013, subsequently repaid on due date	1,585,138	-
Due March 6, 2013, subsequently repaid on due date	1,585,138	-
Due February 3, 2013, subsequently repaid on due date	1,268,110	-
Due February 3, 2013, subsequently repaid on due date	1,268,110	-
Due January 19, 2013, subsequently repaid on due date	1,268,110	-
Due January 19, 2013, subsequently repaid on due date	1,268,110	-
Due January 12, 2013, subsequently repaid on due date	1,268,110	-
Due January 12, 2013, subsequently repaid on due date	1,268,110	-

NOTE 12 – NOTES PAYABLE (CONTINUED)

Bank acceptance notes:	December 31,
	2012	2011

Due June 21, 2012, subsequently repaid on due date	-	786,349
Due June 21, 2012, subsequently repaid on due date	-	786,349
Due June 19, 2012, subsequently repaid on due date	-	786,349
Due June 19, 2012, subsequently repaid on due date	-	786,349
Due June 19, 2012, subsequently repaid on due date	-	1,572,698
Due May 25, 2012, subsequently repaid on due date	-	1,572,698
Due May 1, 2012, subsequently repaid on due date	-	1,572,698
Due May 1, 2012, subsequently repaid on due date	-	786,349
Due April 30, 2012, subsequently repaid on due date	-	6,133,523
Due April 28, 2012, subsequently repaid on due date	-	786,349
Due April 28, 2012, subsequently repaid on due date	-	629,079
Due March 23, 2012, subsequently repaid on due date	-	786,349
Due March 23, 2012, subsequently repaid on due date	-	786,349
Due February 24, 2012, subsequently repaid on due date	-	786,349
Due February 24, 2012, subsequently repaid on due date	-	786,349
Due February 4, 2012, subsequently repaid on due date	-	786,349
Due January 28, 2012, subsequently repaid on due date	-	629,079
Due January 28, 2012, subsequently repaid on due date	-	629,079
Due January 20, 2012, subsequently repaid on due date	-	786,349
Due January 20, 2012, subsequently repaid on due date	-	786,349
Due January 8, 2012, subsequently repaid on due date	-	629,079
Due January 8, 2012, subsequently repaid on due date	-	629,079
Due January 5, 2012, subsequently repaid on due date		629,079
Total	$36,933,710	$24,848,628

The interest-free notes payable, ranging from six months to one year from the date of issuance, are secured by $25,407,499 and $19,764,900 restricted cash as of December 31, 2012 and 2011, respectively. The related party guarantees the notes payable as Note 10.

All the notes payable are subject to bank charges of 0.05% of the principal amount as commission on each loan transaction. Bank charges for notes payable, included in financial expenses under the statements of operations, were $38,421, $25,217 and $24,488 for the years ended December 31, 2012, 2011 and 2010, respectively.

NOTE 13 – SHORT TERM BANK LOANS

Short-term loans are summarized as follows:

	Bank Name	Interest Rate per Annum	December 31,
			2012	2011
Due December 13,2013, guaranteed by ZFX and Zhaoyang	Agricultural Bank of China (“ABC”) Jiu Long Branch	6.45%	$4,755,413	$-
Due November 7,2013	Anhui Commercial Bank (“ACB”) Fei Cui Branch	6.80%	1,585,138	-
Due October 24,2013, collateral by LUR	Anhui Rural Commercial Bank (“ARCB”) Ma An Shan Branch	7.20%	3,170,275	-
Due October 17,2013, guaranteed by SOI	ARCB Ma An Shan Branch	7.20%	3,170,275	-
Due September 25,2013, guaranteed by ZFX and SOI	ACB Fei Cui Branch	6.80%	1,585,138	-
Due September 20,2013 guaranteed by ZFX and Dr Tang	China Everbright Bank (“CEB”) Ma An Shan Branch	7.54%	792,569	-
Due August 19,2013	Industrial and Commercial Bank of China (“ICBC”) Ma An Shan Branch	6.60%	1,585,138	-
Due July 23,2013,	ICBC Jiu Jiang Ba Li Hu Branch	6.31%	1,743,652	-
Due June 15,2013, guaranteed by ZFX	Bank of China (“BOC”) Jiu Jiang Branch	5.88%	1,268,096	-
Due June 4,2013, guaranteed by ZFX and Dr Tang	CEB Ma An Shan Branch	7.54%	4,755,413	-
Due May 29, 2013	CEB Ma An Shan Branch	6.56%	1,505,881	-
Due May 8,2013	BOC Ma An Shan Branch	7.82%	5,662,112	-
Due May 7,2013, guaranteed by ZFX and SOI	BOC Ma An Shan Branch	7.82%	1,585,138	-
Due April 28,2013,	ICBC Jiu Jiang Ba Li Hu Branch	6.31%	1,426,624	-
Due April 1,2013, guaranteed by ZFX and SOI subsequently repaid on due date	BOC Ma An Shan Branch	7.82%	1,585,138	-
Due March 31,2013, guaranteed by ZFX and Dr Tang subsequently repaid on due date	China Construction Bank (“CCB”) Ma An Shan Branch	5.44%	2,377,707	-
Due March 9 ,2013, guaranteed by ZFX subsequently repaid on due date	BOC Jiu Jiang Branch	5.88%	1,108,612	-

NOTE 13 – SHORT TERM BANK LOANS (CONTINUED)

	Bank Name	Interest Rate per Annum	December 31,
			2012	2011
Due March 1, 2013, subsequently repaid on due date	CEB Ma An Shan Branch	6.56%	$1,505,881	$-
Due February 18,2013, guaranteed by ZFX and Dr Tang subsequently repaid on due date	CCB Ma An Shan Branch	5.44%	1,585,138	-
Due February 5, 2013, guaranteed by ZFX, subsequently repaid on due date	BOC Ma An Shan Branch	6.60%	3,170,275	-
Due January 13, 2013, guaranteed by ZFX and Dr Tang subsequently repaid on due date	China Merchants Bank (“CMB”) Ma An Shan Branch	7.20%	1,585,138	-
Due January 9,2013, subsequently repaid on due date	ICBC Ma An Shan Branch	6.60%	3,170,275	-
Due December 16, 2012, guaranteed by ZFX and Zhaoyang subsequently repaid on due date	ABC Jiu Long Branch	7.32%	-	4,718,094
Due October 20, 2012, guaranteed by SOI and Zhaoyang subsequently repaid on due date	ARCB Ma An Shan Branch	7.87%	-	3,145,396
Due October 17, 2012, guaranteed by SOI and Zhaoyang subsequently repaid on due date	ARCB Ma An Shan Branch	7.87%	-	3,145,396
Due October 12, 2012, subsequently repaid on due date	ACB Fei Cui Branch	7.22%	-	1,572,698
Due September 30, 2012, guaranteed by SOI and ZFX subsequently repaid on due date	ACB Fei Cui Branch	6.56%	-	1,572,698
Due September 29, 2012, guaranteed by ZFX subsequently repaid on due date	CEB Ma An Shan Branch	8.53%	-	786,349
Due September 28, 2012, guaranteed by ZFX subsequently repaid on due date	CEB Ma An Shan Branch	8.53%	-	786,349
Due September 22, 2012, guaranteed by ZFX subsequently repaid on due date	CEB Ma An Shan Branch	7.87%	-	1,572,698
Due July 25, 2012, subsequently repaid on due date	ICBC Jiu Jiang Ba Li Hu Branch	8.65%	-	1,415,428
Due June 6, 2012, guaranteed by ZFX subsequently repaid on due date	CEB Ma An Shan Branch	7.26%	-	4,718,094
Due June 6, 2012, subsequently repaid on due date	CCB Ma An Shan Branch	10.00%	-	2,988,126

NOTE 13 – SHORT TERM BANK LOANS (CONTINUED)

	Bank Name	Interest Rate per Annum	December 31,
			2012	2011
Due May 22, 2012, guaranteed by SOI and ZFX subsequently repaid on due date	BOC Ma An Shan Branch	7.22%	$-	$1,572,698
Due May 17, 2012, guaranteed by SOI and ZFX subsequently repaid on due date	BOC Ma An Shan Branch	7.54%	-	1,572,698
Due April 18, 2012, subsequently repaid on due date	CCB Ma An Shan Branch	6.10%	-	1,572,698
Due April 4, 2012, subsequently repaid on due date	ICBC Ma An Shan Branch	6.94%	-	3,145,396
Due March 27, 2012, guaranteed by ZFX subsequently repaid on due date	BOC Jiu Jiang Branch	7.32%	-	786,316
Due March 10, 2012, guaranteed by ZFX subsequently repaid on due date	CCB Ma An Shan Branch	5.45%	-	3,302,666
Due March 10, 2012 subsequently repaid on due date	ICBC Jiu Jiang Ba Li Hu Branch	8.31%	-	1,729,968
Due March 5, 2012, guaranteed by ZFX subsequently repaid on due date	BOC Jiu Jiang Branch	7.32%	-	314,525
Due February 17, 2012 subsequently repaid on due date	ICBC Ma An Shan Branch	6.94%	-	1,572,698
Due February 11, 2012 guaranteed by SOI and ZFX, subsequently repaid on due date	BOC Ma An Shan Branch	7.54%	-	1,572,698
Due February 6, 2012, guaranteed by ZFX, subsequently repaid on due date	BOC Ma An Shan Branch	7.87%	-	3,145,396
Due January 15, 2012,guaranteed by ZFX subsequently repaid on due date	BOC Jiu Jiang Branch	7.32%	-	1,257,126
Total			$50,679,026	$47,966,209

All short term bank loans are obtained from local banks in China and are repayable within one year.

The weighted average annual interest rate of the short-term bank loans was 6.75% and 7.54% as of December 31, 2012 and 2011, respectively. Interest expense, included in the financial expenses in the statement of operations, was $3,335,158, $2,998,929 and $1,949,982 for the years ended December 31, 2012, 2011 and 2010, respectively. The Company was in compliance of their financial covenants at December 31, 2012 and 2011, respectively.

NOTE 14 – LONG TERM BANK LOANS

	Bank Name	Interest Rate per Annum	December 31,
			2012	2011
Due August 8, 2013, guaranteed by ZFX, collateral by Fixes assets	CCB Jiu Jiang Branch	7.31%	4,438,386	4,718,094
Total long-term bank loans			4,438,386	4,718,094
Less: current portion			4,438,386	-
Long-term bank loans, less current portion			$-	$4,718,094

Interest expense, included in the financial expenses in the statement of operations, was $341,834, $133,938 and nil for the years ended December 31, 2012, 2011 and 2010, respectively.

NOTE 15 – STOCK-BASED COMPENSATION

On July 26, 2010, the Company’s Board of Directors adopted the 2010 Stock Option Plan, or the 2010 Plan. To date, other than the option to acquire 150,000 ordinary shares issued to our former chief financial officer (“CFO”), no shares have been issued under the 2010 Plan. The 2010 Plan will automatically terminate on the fifth anniversary of the 2010 Plan’s adoption. However, outstanding stock options will continue to be effective after the 2010 Plan’s termination. The Company’s board of directors has the authority to amend, alter, suspend or terminate the 2010 Plan or any outstanding stock option. The consent of an option holder is necessary for any amendment that would adversely affect an outstanding option.

Stock options issued to employees

The Company’s former CFO was granted a stock option to purchase up to 150,000 ordinary shares pursuant to the Company’s 2010 Plan. 150,000 shares were outstanding and exercisable as of December 31, 2012.

NOTE 15 – STOCK-BASED COMPENSATION (CONTINUED)

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

The total fair value of the options granted to the former CFO at the respective grant date was $211,500. The Company recorded $86,799, $105,605 and $19,096 compensation cost for years ended December 31, 2012, 2011 and 2010, with corresponding credits to additional paid-in capital. Compensation cost of all stock option awards are recorded in general and administrative expenses.

The expected forfeiture rate of the stock options granted as of December 31, 2012 is 0%. The former CFO’s options will be forfeited on May 31, 2013, three months after the termination date of the CFO on February 28, 2013. The Company’s unamortized stock option expense as of December 31, 2012 is nil.

The following table summarizes the stock option activities of the Company:

	Activity	Weighted Average Exercise Price

Outstanding as of January 1, 2011	150,000-	$5.00
Exercised	-	$-
Cancelled/Forfeited	-	$-
Outstanding as of December 31, 2011	150,000	$5.00
Exercised	-	$-
Cancelled/Forfeited	-	$-
Vested and expected to vest as of December 31, 2012	150,000	$5.00

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

The following table sets forth the computation of basic and diluted earnings per share for the periods indicated:

	December 31,
	2012	2011	2010

Net income attribute to the Company	$2,381,279	$11,547,705	$14,648,338

Weighted average ordinary shares outstanding - basic and diluted	19,942,333	20,000,000	15,150,685

Basic and diluted earnings per share	$0.12	$0.58	$0.97

For the year ended December 31, 2012, 150,000 stock option issued to CFO are excluded because such option would be of anti-dilutive.

NOTE 17 – STOCK REPURCHASE PROGRAM

In November 2011, the Company’s Board of Directors approved a share repurchase program for up to a total of 500,000 shares of the Company's American Depositary Receipts ("ADSs") through May 2012. Shares may be repurchased in the open market at prevailing market prices and/or in negotiated transactions off the market from time to time as market conditions warrant in accordance with applicable requirements of Rule 10b5-1 and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended. During the year ended December 31, 2012, the Company repurchased 98,041 shares of common stock from the secondary market. In connection with the transaction, the Company paid approximately $96,608.

NOTE 18 – INCOME TAX

BVI

Ossen Innovation Co., Ltd, Ossen Innovation Group, Ossen Asia and Topchina are registered in the British Virgin Island and are exempt from income tax.

The PRC

Starting from January 1, 2010, Ossen Materials enjoys a tax rate of 15% as it is considered as a High and New Technology Enterprise by the PRC government. Ossen Jiujiang was entitled to the CIT exemption during the two years ended December 31, 2008, was subject to a 50% income tax reduction during the three years ended December 31, 2011. Starting from January 1, 2012, Ossen Jiujiang enjoys a tax rate of 15% as it is considered as a High and New Technology Enterprise by the PRC government.

Enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC territory are considered PRC resident enterprises and subject to the PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management" refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2012, no detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of December 31, 2012, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If the Company’s non-PRC incorporated entities are deemed PRC tax residents, such entities would be subject to PRC tax The Company has analyzed the applicability of this law, as of December 31, 2012, and the Company has not accrued for PRC tax on such basis. The Company will continue to monitor changes in the interpretation or guidance of this law.

PRC tax law also imposes a 10% withholding income tax, subject to reduction based on tax treaty where applicable, for dividends distributed by a foreign invested enterprise to its immediate holding company outside China. Such dividends were exempted from PRC tax under the previous income tax law and regulations. The foreign invested enterprise is subject to the withholding tax starting from January 1, 2008. There were no dividends distributed in the years ended December 31, 2012 and 2011.

NOTE 18 – INCOME TAX-(CONTINUED)

Income tax expenses consist of the following:

	Year Ended December 31,
	2012	2011	2010
Current	$696,694	$2,190,005	$2,865,372
Deferred	(139,266)	(50,976)	-
Income tax expenses	$557,428	$2,139,029	$2,865,372

Reconciliation from the expected income tax expenses calculated with reference to the statutory tax rate in the PRC of 25% is as follows:

	Year Ended December 31,
	2012	2011	2010
Computed "expected" income tax expenses	$818,452	$3,798,420	$5,102,777
Effect on tax incentive / holiday	(383,472)	(1,740,969)	(2,310,384)
Non-deductable expense	122,448	81,578	72,979
Income tax expenses	$557,428	$2,139,029	$2,865,372

Components of net deferred tax assets are as follows:

	December 31,
	2012	2011	2010

Provision of doubtful accounts	$191,564	$51,821	$-

The deferred tax assets balance of $191,564, $51,821 and $ nil at December 31, 2012, 2011 and 2010 respectively are included in Other Current Assets in the accompanying consolidated balance sheets.

NOTE 19 – GEOGRAPHICAL SALES AND SEGMENTS

Information for the Company’s sales by geographical area for the years ended December 31, 2012, 2011 and 2010 are as follows:

	Year Ended December 31,
	2012	2011	2010

Domestic Sales	$111,925,870	$111,130,918	$113,873,505
International Sales	10,472,016	7,486,053	3,579,519
	$122,397,886	$118,616,971	$117,453,024

The Company operates one business segment for the years ended December 31, 2012, 2011 and 2010.

NOTE 20 – SUBSEQUENT EVENTS

We have evaluated all events or transactions that occurred after December 31, 2012 up through the date we issued the consolidated financial statements.

OSSEN INNOVATION CO., LTD.

SCHEDULE 1

CONDENSED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2012 AND 2011

OSSEN INNOVATION CO., LTD
CONDENSED BALANCE SHEETS AS OF DECEMBER 31, 2012 AND 2011

	December 31,
	2012	2011
ASSETS
Current Assets
Cash	$46,368	$616,654
Accounts receivable from related party	20,000,000	20,000,000
Total Current Assets	20,046,368	20,616,654
Long term investment in subsidiaries	46,523,676	43,238,081
TOTAL ASSETS	$66,570,044	$63,854,735

LIABILITIES AND SHAREHOLDERS’ EQUITY
TOTAL LIABILITIES	0	0

EQUITY
Shareholders' Equity
Share Capital	50,000	50,000
Additional paid-in capital	20,735,955	20,735,955
Statutory reserve	0	0
Retained earnings	45,875,656	43,065,332
Accumulated other comprehensive income	5,042	3,448
Treasury stock	(96,609)	0
TOTAL SHAREHOLDERS’ EQUITY	66,570,044	63,854,735
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$66,570,044	$63,854,735

OSSEN INNOVATION CO., LTD CONDENSED STATEMENTS
OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	Year Ended December 31,
	2012	2011

REVENUES	$0	$0
COST OF GOODS SOLD	0	0
GROSS PROFIT	0	0
Selling expenses	0	0
General and administrative expenses	(473,060)	(169,516)
Total Operating Expenses	(473,060)	(169,516)

LOSS FROM OPERATIONS	(473,060)	(169,516)
Financial expenses, net	(619)	(413)
Investment in subsidiaries	2,942,190	11,823,627
INCOME BEFORE INCOME TAX	2,468,511	11,653,698
INCOME TAX	0	0
NET INCOME	2,468,511	11,653,698

OSSEN INNOVATION CO., LTD CONDENSED STATEMENTS
OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2012 AND 2011

	Year Ended	Year Ended
	December 31, 2012	December 31, 2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,468,511	$11,653,698
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in earnings of subsidiaries	(2,942,190)	(11,382,044)
Net cash used in operating activities	(473,679)	271,654

CASH FLOWS FROM INVESTING ACTIVITIES:

Net cash used in investing activities	0	0

CASH FLOWS FROM FINANCING ACTIVITIES:
IPO expense compensation		0
Treasury stock purchased	(96,609)	0
Net cash provided by financing activities	(96,609)	0

INCREASE IN CASH	(570,288)	271,654
Effect of exchange rate changes on cash	2	0
Cash at beginning of period	616,654	345,000

CASH AT END OF PERIOD	$46,368	616,654