Form 20-F
period 2013-12-31
Ossen Innovation Co. Ltd.
filed 2014-04-29
CIK 1485538

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

518 Shangcheng Road, Floor 17, Shanghai, 200120, People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Ordinary shares, par value US$0.01 per share *	Nasdaq Capital Market

* Ordinary shares are not traded in the United States; rather they are deposited with JP Morgan Chase Bank, N.A., as Depositary. Each American Depositary Share represents one (1) ordinary share.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2013 was: 19,901,959 ordinary shares, par value $0.01 per share.

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

Unless the context indicates otherwise, all references to “China” and the “PRC” refer to the People’s Republic of China. All references to “Renminbi” or “RMB” are to the legal currency of the People’s Republic of China, all references to “U.S. dollars,” “dollars” and “$” are to the legal currency of the United States and all references to “ADSs” refer to our American Depositary Shares, each of which represents one ordinary share. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On April 25, 2014, the cash buying rate announced by the People’s Bank of China was RMB6.190 to $1.00.

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

3.A. Selected Financial Data

The following selected financial information should be read in connection with, and is qualified by reference to, our consolidated financial statements and their related notes and the section entitled “Operating and Financial Review and Prospects” included elsewhere in this annual report. The consolidated statements of income data for the fiscal years ended December 31, 2011, 2012 and 2013 and the balance sheet data as of December 31, 2012 and 2013 are derived from audited consolidated financial statements included elsewhere in this annual report. The consolidated statements of income data for the fiscal years ended December 31, 2009 and 2010 and the balance sheet data as of December 31, 2009, 2010 and 2011 are not included in this annual report. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
Revenues	$113,891,989	$122,397,886	$118,616,971	$117,453,024	$101,087,796
Cost of goods sold	102,353,957	111,611,457	96,588,173	92,298,319	86,559,925
Gross profit	11,538,032	10,786,429	22,028,799	25,154,705	14,527,871
Selling and distribution expenses	625,500	917,074	1,216,504	660,934	503,724
General and administrative expenses	3,485,118	3,950,934	2,747,514	1,796,995	2,243,672
Total Operating Expenses	4,110,618	4,868,008	3,964,018	2,457,929	2,747,396
Income from operations	7,427,414	5,918,421	18,064,781	22,696,776	11,780,475

Interest expenses, net	(2,696,966)	(3,556,045)	(3,480,766)	(2,437,426)	(1,496,712)
Other income, net	558,426	911,430	609,666	151,757	183,495
Income before income taxes	5,288,874	3,273,806	15,193,681	20,411,107	10,467,258
Income taxes	(1,219,030)	(575,428)	(2,139,029)	(2,865,372)	(740,053)
Net income	4,069,844	2,716,378	13,054,652	17,545,735	9,727,205
Less: Net Income attributable to non-controlling interest	426,440	335,099	1,506,947	2,897,397	1,714,670

Net income attributable to controlling interest	3,643,404	2,381,279	11,547,704	14,648,338	8,012,535
Other comprehensive income
Foreign currency translation gain	1,647,348	703,573	3,102,645	1,649,960	31,146

Total other comprehensive income	1,647,348	703,573	3,102,645	1,649,960	31,146
Comprehensive Income	$5,290,752	$3,084,852	$14,650,349	$16,298,298	$8,043,681

Weighted average shares outstanding	19,901,959	19,942,333	20,000,000	15,150,685	15,000,000

Earnings per share*	0.18	0.12	0.58	0.97	0.53

* Calculation is based on net income attributable to controlling interest and the weighted average shares outstanding

Balance Sheets Data (at end of period)	December 31,
(in U.S. Dollars)	2013	2012	2011	2010	2009
	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
Cash and cash equivalents	$1,139,450	$1,996,764	$1,568,261	$12,322,982	$8,409,467
Total current assets	169,273,347	165,023,097	145,364,377	117,189,235	68,374,508
Total long-term assets	12,755,970	21,958,617	23,273,153	23,897,940	17,343,079
Total assets	182,029,317	186,981,714	168,637,530	141,087,175	85,717,587

Total liabilities	83,534,989	94,204,578	79,270,536	68,424,038	65,538,241
Total shareholders’ equity	98,494,328	92,777,136	89,366,994	72,663,137	20,179,346
Total liabilities and shareholders’ equity	182,029,317	186,981,714	168,637,530	141,087,175	85,717,587

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

During the years ended December 31, 2013, 2012 and 2011, our six largest customers contributed 61.3%, 78.1% and 64.2% of our total sales, respectively. As a result of our reliance on a limited number of customers, we may face pricing and other competitive pressures, which may have a material adverse effect on our profits and our revenues. The volume of products sold for specific customers varies from year to year, especially since we are not the exclusive provider for any customers. In addition, there are a number of factors, other than our performance, that could cause the loss of a customer or a substantial reduction in the products that we provide to any customer and that may not be predictable. For example, our customers may decide to reduce spending on our products or a customer may no longer need our products following the completion of a project. The loss of any one of our major customers, a decrease in the volume of sales to these customers or a decrease in the price at which we sell our products to them could materially adversely affect our profits and our revenues.

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

Historically, we and our customers have had a greater than 90% success rate with respect to winning projects on which either we or our customers have bid. In 2013, we and our customers had an approximately 50% success rate with respect to winning projects. The decrease was primarily due to cash deposit requirements for winning some projects, difficult market conditions and intense market competition, especially for plain surface prestressed steel materials.

Historically, we sold a significant portion of our products to international customers. In 2008, we collected approximately half of the revenues generated by international sales by letter of credit, enabling us to convert our accounts receivable into cash more quickly, prepay our suppliers and reduce the amount of funds that we needed to finance our working capital requirements. However, at the end of 2008, as a result of the global economic crisis and in anticipation of the anti-dumping measures ultimately imposed by the U.S. and the European Union, we had to exit some of these international markets entirely and turn to the domestic PRC customers, which generally pay between approximately 90 days and 120 days after receiving the materials at the construction site. If the Chinese central bank tightens credit policy, which happened from time to time in the past, such payment terms can be extended to an even longer period. In 2013, the Chinese government maintained a conservative monetary policy, and there was a temporary shortage of liquidity in the Chinese inter-bank market in June 2013. As a result, some of our customers delayed purchase orders, and our account receivable days increased in 2013 compared to 2012. These longer payment terms have negatively impacted our short-term liquidity. We anticipate that these extended payment terms will continue in 2014.

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

We have sold a significant amount of our products to Shanghai Zhaoyang New Metal Material Co., Ltd. (“Shanghai Zhaoyang”), an entity that owned a 30% interest in Shanghai Ossen Investment Holding (Group) Co., Ltd. (“Ossen Shanghai”), of which Dr. Tang, our chairman, is president before April 1, 2013. Shanghai Zhaoyang is no longer the Company’s affilate following the Stock Transfer Agreement signed on March 31, 2013 with 30% interest in Ossen Shanghai was transferred to Dr. Tang. In the years ended December 31, 2013, 2012 and 2011 we generated 9.0%, 5.8% and 6.6% of our total revenue from Shanghai Zhaoyang, respectively. See Item 7.B for a list of other related party transactions we have entered into.

While we believe we benefit from these agreements, due to our relationship with these entities such agreements may not reflect the terms that would have been reached by two unaffiliated parties negotiating at arm’s length. The transactions may be less favorable to us than would be the case if they were negotiated with unaffiliated third parties. Conversely, to the extent that transactions with Shanghai Zhaoyang or other related parties are more favorable to us than arm’s length transactions, the significant decrease in purchases from Shanghai Ossen Material Research Institute Co. Ltd. (“Ossen Material Research” or formerly Shanghai Zhengfangxing Steel Co., Ltd.) or other related party transactions could harm our business.

As we expand our operations, we may need to establish a more diverse supplier network for our raw materials. The failure to secure a more diverse and reliable supplier network could have an adverse effect on our financial condition.

We currently purchase almost all of our raw materials from a small number of suppliers. Purchases from our five largest suppliers amounted to 91.6%, 97.6% and 100% of our raw material purchases in the years ended December 31, 2013, 2012 and 2011, respectively. As we increase the scale of our production, we may need to establish a more diverse supplier network, while attempting to continue to leverage our purchasing power to obtain favorable pricing and delivery terms. However, in the event that we need to diversify our supplier network, we may not be able to procure a sufficient supply of raw materials at a competitive price, which could have an adverse effect on our results of operations, financial condition and cash flows.

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

In 2013, steel supply continued to outpace demand as China’s economic growth slowed and growth in steel demand in China remained weak. As a result, the average price of steel products declined approximately 8.2% across the Chinese steel industry. The price of our principal raw materials decreased in 2013 due to the market condition of steel industry in China. However, since these materials are produced by only a select few steel manufacturers, the average price of our principal raw materials was not as volatile as other steel products, such as those that are mass produced.

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

Historically, we have spent a significant amount of cash on our operational activities, principally to procure raw materials for our products. We have financed our operations mainly through short-term bank loans and proceeds from bank acceptance notes in recent years. In addition, in December 2010, we conducted an initial public offering, the proceeds of which were intended to fuel our expansion but were used to fund working capital requirements due to tight lending conditions in China and unfavorable conditions for growth in 2013. If we fail to continue to generate sufficient cash flow from these sources, we may not have sufficient liquidity to fund our operating costs and growth, and our business could be adversely affected.

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

In 2013, the Chinese government maintained a conservative monetary policy and there was a temporary shortage of liquidity in the Chinese inter-bank market in June 2013. As a result, some of our customers delayed purchase orders, and our account receivable days increased in 2013 compared to 2012. In addition, we were required to provide cash deposits, instead of bank guarantee letters, when we bid for projects in 2013, which resulted in further pressure on our working capital. We anticipate that these measures will continue in 2014.

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

In 2013, we generated revenue of approximately $90.6 million, or 79.5% of our total revenue, from sales of our rare earth coated PC wires and PC strands. We believe that we are the only prestressed steel material manufacturer in the PRC that currently manufactures rare earth coated prestressed steel materials for bridge construction. While we believe that our rare earth coating capabilities provide us with a competitive advantage among our competitors, it is likely that our competitors will seek to develop similar competing products in the near future. We intend to continue to expend research and development efforts to advance our rare earth coating applications even further. However, there can be no assurance that our initial competitive advantage will be retained and that one or more competitors will not develop products that are equal or superior to ours in quality or are better priced than our rare earth coated products.

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

Our rare earth coating technology is protected through a combination of patents, trade secrets, confidentiality agreements and other methods. However, our competitors may independently develop proprietary methodologies similar to ours or duplicate our products, or develop alternatives, which could have a material adverse effect on our business, results of operations and financial condition. The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. We may need to litigate to enforce our intellectual property rights. Any such litigation could be time consuming and costly and the outcome of any such litigation cannot be guaranteed.

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

Our operating results may vary significantly from quarter to quarter. Therefore, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as an indication of our future performance. It is possible that in the future some of our quarterly results of operations may be below the expectations of market analysts and our investors, which could lead to a significant decline in the trading price of our ordinary shares. Factors which affect the fluctuation of our revenues, expenses and profits include:

•	delays or cancellations of railway or infrastructure projects in China due to unexpected accidents or to financial or other issues confronting the Ministry of Railways or other PRC governmental agencies overseeing these industries;

•	changes in prices of our raw materials, with higher prices leading to reduced operating income;

•	variations, expected or unexpected, in the duration, size, timing and scope of purchase orders;

•	changes in our pricing policies or those of our competitors;

•	changes in compensation, which may reduce our gross profit for the quarter in which they are effected;

•	our inability to manage costs, including those related to our raw materials, personnel, infrastructure and facilities;

•	exchange rate fluctuations; and

•	general economic conditions.

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

We are exposed to risks associated with product liability claims in the event that the use of our products results in property damage or personal injury. Since our products are ultimately incorporated into bridges, buildings, railways and other large structures, it is possible that users of these structures or people installing our products could be injured or killed by such structures, whether as a result of defects, improper installation or other causes. Because we continue to expand our customer base and because our products are used for long periods of time, we are unable to predict whether product liability claims will be brought against us in the future or to predict the impact of any resulting adverse publicity on our business. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments. We do not carry product liability insurance and may not have adequate resources to satisfy a judgment in the event of a successful claim against us. As the insurance industry in China is still in its early stages of development, even the insurance that we currently carry offers limited coverage compared with that offered in many other countries. Any business interruption or natural disaster could result in substantial losses and diversion of our resources and materially and adversely affect our business, financial condition and results of operations.

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

In 2012, the SEC requested that we review our analysis of Rule 5-04(c) of Regulation S-X and as a result, we amended our annual report for the year ended December 31, 2011 and filed a financial statement schedule with the amended annual report. In response to the SEC’s comment, we instituted corrective measures and evaluated the effectiveness of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), including Rule 5-04(c) of Regulation S-X and included the financial statement schedule as required in the annual report for the year ended December 31, 2011.

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

In recent years, the Chinese economy has experienced periods of rapid expansion and highly fluctuating rates of inflation. According to the National Bureau of Statistics of China, consumer price inflation in China was 2.6%, 2.6% and 5.4% in 2013, 2012 and 2011, respectively. These factors have led to the adoption by the Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. High inflation may in the future cause the Chinese government to impose additional controls on credit or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the market for our products and our company. Higher inflation in future could result in higher raw materials prices and higher labor cost. If labor costs or the prices of the steel materials that we purchase increase and we are unable to pass along the increased raw material or labor cost to our customers, our margins will decrease and negatively impact our profitability. In addition, if the Chinese government decides to impose controls on credit and increases in interest rates, such measures would increase our borrowing cost and may affect our ability to obtain new credit lines from banks.

The PRC government exerts substantial influence over the infrastructure sector and the manner in which we must conduct our business activities.

The PRC government has exercised, and continues to exercise, substantial control over virtually every sector of the Chinese economy through regulation and state ownership, including the infrastructure sector where we have been doing our business. Any government decisions or actions to postpone, change or halt the construction of certain types of infrastructure projects for any reason, such as the high speed railway accident in July 2011 in South China or any decisions the government might make to cut spending, could adversely impact our business and results of operations.

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

We are exposed to the risks associated with foreign exchange controls and restrictions in China, as our revenues are primarily denominated in Renminbi, which is currently not freely exchangeable. The PRC government imposes control over the convertibility between Renminbi and foreign currencies. Under the PRC foreign exchange regulations, payments for “current account” transactions, including remittance of foreign currencies for payment of dividends, profit distributions, interest and operation-related expenditures, may be made without prior approval but are subject to procedural requirements. Strict foreign exchange control continues to apply to “capital account” transactions, such as direct foreign investment and foreign currency loans. These capital account transactions must be approved by, or registered with, the PRC State Administration of Foreign Exchange, or SAFE. Further, capital contribution by an offshore shareholder to its PRC subsidiaries may require approval by the Ministry of Commerce in China or its local counterparts. We cannot assure you that we are able to meet all of our foreign currency obligations to remit profits out of China, to pay dividends, or to fund operations in China.

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

Prior to 1994, the Renminbi experienced a significant net devaluation against most major currencies, and there was significant volatility in the exchange rate during certain periods. Upon the execution of the unitary managed floating rate system in 1994, the Renminbi was devalued by 50% against the U.S. dollar. Since 1994, the Renminbi to U.S. dollar exchange rate has largely stabilized. On July 21, 2005, the People’s Bank of China announced that the exchange rate of U.S. dollar to Renminbi would be adjusted from $1 to RMB8.27 to $1 to RMB8.11, and it ceased to peg the Renminbi to the U.S. dollar. Instead, the Renminbi would be pegged to a basket of currencies, whose components would be adjusted based on changes in market supply and demand under a set of systematic principles. On September 23, 2005, the PRC government widened the daily trading band for Renminbi against non-U.S. dollar currencies from 1.5% to 3.0% to improve the flexibility of the new foreign exchange system. Since the adoption of these measures, the value of Renminbi against the U.S. dollar has fluctuated on a daily basis within narrow ranges, but overall has further strengthened against the U.S. dollar. In June 2011, the People’s Bank of China announced its intention to increase the flexibility of the Renminbi’s exchange rate. There remains significant international pressure on the PRC government to further liberalize its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar. The Renminbi may be revalued further against the U.S. dollar or other currencies, or may be permitted to enter into a full or limited free float, which may result in an appreciation or depreciation in the value of the Renminbi against the U.S. dollar or other currencies.

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

Our ADSs are listed for trading on the NASDAQ Capital Market. The minimum bid price for continued listing on the NASDAQ Capital Market is $1.00 per share. We cannot be sure that the price of our ADSs will comply with this requirement for continued listing on the NASDAQ Capital Market in the future. If we were not able to do so, our ADSs would be subject to delisting and would likely trade on the over-the-counter market. If our ADSs were to trade on the over-the-counter market, selling our ADSs could be more difficult because smaller quantities of our ADSs would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our ADSs, further limiting the liquidity of our ADSs. As a result, the market price of our ADSs may be depressed, and you may find it more difficult to sell our ADSs. Such delisting from the NASDAQ Capital Market and continued or further declines in our ADS price could also greatly impair our ability to raise additional necessary capital through equity or debt financing.

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

We do not believe that we were a PFIC for our 2013 taxable year. However, because the determination of our PFIC status is based on such factual matters as the composition of our income and assets, the valuation of our assets, and our market capitalization, there is no assurance that the United Stated Internal Revenue Service (“IRS”) will agree with our position. In addition, there can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2013 or in future taxable years. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ADSs or ordinary shares if we were to become a PFIC. See “Taxation — United States Federal Income Taxation — Tax Consequences if We Are a Passive Foreign Investment Company.”

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

Business Combination

On July 7, 2010, Ultra Glory and its sole shareholder entered into a share exchange agreement with Ossen Innovation Group, a British Virgin Islands limited liability company organized on April 30, 2011 under the BVI Act and the shareholders of Ossen Innovation Group. Pursuant to the share exchange agreement, Ultra Glory acquired from the shareholders of Ossen Innovation Group all of the issued and outstanding shares of Ossen Innovation Group, in exchange for an aggregate of 10,000,000 newly issued ordinary shares issued by Ultra Glory to the shareholders of Ossen Innovation Group. In addition, the sole shareholder of Ultra Glory sold all of the 5,000,000 ordinary shares of Ultra Glory that were issued and outstanding prior to the business combination, to the shareholders of Ossen Innovation Group for cash, at a price of $0.03 per share. As a result, the individuals and entities that owned shares of Ossen Innovation Group prior to the business combination acquired 100% of the equity of Ultra Glory, and Ultra Glory acquired 100% of the equity of Ossen Innovation Group. Ossen Innovation Group is now a wholly owned subsidiary of Ultra Glory. In conjunction with the business combination, Ultra Glory filed an amended charter, pursuant to which Ultra Glory changed its name to Ossen Innovation Co., Ltd., changed its fiscal year end to December 31, changed the par value of its ordinary shares to $0.01 per share and increased its authorized shares to 100,000,000. Upon the consummation of the business combination, we ceased to be a shell company.

Capital Expenditures

We incurred capital expenditures of approximately $16,361, $32,982 and $0.2 million for the years ended December 31, 2013, 2012 and 2011, respectively, primarily in connection with purchase of plant and equipment. These capital expenditures were financed by proceeds from bank financing and cash provided by operating activities.

Our capacity expansion to add 30,000 tons of annual production capacity for rare earth coated products was further delayed in 2013 due to an extended unfavorable business climate in China. We intend to execute our expansion plan once the market for our products stabilizes. See Item 4.B below under the heading “Overview.”

We expect that our capital expenditures in fiscal year 2014 will be incurred primarily in connection with maintenance and repair of current production lines.

4B. Business Overview

Overview

We manufacture and sell an array of plain surface prestressed steel materials and rare earth coated and zinc coated prestressed steel materials, which we believe is the most comprehensive array among our competitors in China. Our materials are used in the construction of bridges, highways and other infrastructure projects in the PRC and internationally. Our facilities are located in Maanshan City, Anhui Province and in Jiujiang City, Jiangxi Province, in the People’s Republic of China. Historically, we and our customers have had a greater than 90% success rate with respect to winning projects on which either we or our customers have bid. In 2013, we and our customers had an approximately 50% success rate with respect to winning projects. The decrease was primarily due to cash deposit requirements for winning some projects, difficult market conditions and intense market competition, especially for plain surface prestressed steel materials. We expect that our success rate should improve once market conditions improve and once our competitors have destocked their excess inventory. Based on our extensive experience in the industry, we believe that Ossen is one of the leading enterprises in the PRC in the design, engineering, manufacture and sale of customized prestressed steel materials used in the construction of bridges, highways, and other infrastructure projects in China.

During the year ended December 31, 2013, we generated revenue of approximately $90.6 million, or 79.5% of our total revenue (as compared to $81.9 million, or 67% of our total revenue, in 2012), from sales of our rare earth coated PC wires and PC strands. We believe that we are the only prestressed steel material manufacturer in the PRC that currently manufactures rare earth coated materials for bridge construction. Revenues generated by sales of coated products (including rare earth coated and zinc coated products in the aggregate) for the year ended December 31, 2013 comprised approximately 88.3% of our total revenue (as compared to 75.7% in 2012). 90.0% of our revenues generated by coated product sales in the year ended December 31, 2013 (as compared to 88.5% in 2012) were generated by sales of rare earth coated products and the remaining 10.0% (as compared to 11.5% in 2012) were generated by sales of zinc coated products. Our plan is to continue to increase sales of our rare earth coated products to manufacturers of steel cables for bridges and other infrastructure projects, both in the PRC and internationally, in order to increase our revenues and profits.

While we believe that our rare earth coating capabilities provide us with a competitive advantage among our competitors, it is likely that our competitors will seek to develop similar competing products in the near future. We intend to continue to expend research and development efforts to advance our rare earth coating applications even further. In particular, we are developing a rare earth coating application for zinc-aluminum alloy coated products, which are more corrosion-resistant than zinc coated products. However, there can be no assurance that our initial competitive advantage will be retained and that one or more competitors will not develop products that are equal or superior to ours in quality or are better priced than our rare earth coated products.

The primary characteristics of our rare earth coated products, which are used primarily in the construction of new bridges and the renovation of older bridges in need of repair, are as follows:

•	Superior corrosion resistance;

•	Superior toughness and plasticity;

•	Endurance against extreme heat;

•	Smooth and appealing coating; and

•	Easily coated.

Our management’s core strategy for the near future is to develop rare earth coating application for zinc-aluminum coated products, expand the production capacity for our rare earth PC strands and PC wires, which generate higher margins than our other products, in order to continue to take advantage of current trends in the bridge and infrastructure industries in the PRC and other international markets, including in Japan, Southeast Asia and Australia, in the development and renovation of bridges and other infrastructure projects. Our products are marketed under the “Ossen” brand name both domestically and internationally. We handle all aspects of market research, product design, engineering, manufacturing, sales and marketing. We conduct our manufacturing operations in our ISO 9001 manufacturing facilities in Maanshan City and Jiujiang City, in the PRC.

Our capacity expansion to add 30,000 tons of annual production capacity for rare earth coated products was further delayed in 2013 due to an extended unfavorable business climate in China. We intend to execute our expansion plan once the market for our products stabilizes. See Item 4.B below under the heading “Overview.”

We envision that our planned expansion would focus on a new type of product, rare earth zinc-aluminum alloy coated wires and strands, pending the outcome of our ongoing research and development activities. In 2013, the Chinese market began to adopt zinc-aluminum alloy coated PC wires and PC strands, which have more corrosion-resistance and stronger protective effect than zinc coated PC wires and PC strands. Our research and development department is currently developing a method to apply rare earth materials to the zinc-aluminum alloy coating process. In the event we are able to implement our rare earth strategy for these new products, we envision that our proposed capacity expansion would entail new production lines designed to manufacture these new products.

Ossen Materials, our operating subsidiary, was founded in 2004. In 2005, we expanded our manufacturing capabilities by acquiring a facility in Jiujiang City in the PRC and forming Ossen Jiujiang. The founders of Ossen were among the first in China to introduce and promote the use of prestressed steel materials in construction projects. The founders of Ossen have been involved in producing prestressed materials since 1994 and each has accumulated more than 20 years of experience in the prestressed materials industry.

We are affiliated with the Ossen Group, which is a Chinese conglomerate controlled by our Chairman, Dr. Tang. The Ossen Group’s core businesses include steel manufacturing, real estate and other investments. There is no active business relationship between our company and any of the other entities that comprise the Ossen Group other than what we have disclosed in Items 4.C and 7.B below.

Our Growth Strategy

We intend to expand our industry position while maximizing shareholder value and pursuing a growth strategy that includes increasing our production capacity and strengthening our relationships with key customers, and diversifying our customer base.

Increasing our production capacity for our newly developed higher margin rare earth coated prestressed materials.

We intend to expand our existing factory building in our Maanshan facility and to install new production lines which will be used for the production of approximately 30,000 tons annually of higher margin, rare earth coated prestressed materials, including rare earth coated PC wires and PC strands. Recently, the Chinese market began to adopt zinc-aluminum alloy coated PC wires and PC strands, which have more corrosion-resistance and stronger protective effect than zinc coated PC wires and PC strands. Therefore, our R&D department is currently developing the method to apply rare earth in zinc-aluminum alloy coating process, which could require additional equipments and settings for new production lines. We will continue our expansion plan pending the completion of development of the method to apply rare earth in zinc-aluminum alloy coating process.

We believe that the expansion of our production capacity will enable us to benefit from the continued growth in overall demand for prestressed steel materials in China, especially with respect to our rare earth coated materials, which are generally used in the construction of bridges with a long life span, which is an industry currently experiencing tremendous growth in the PRC. Growth in this industry is expected to continue through the next decade. During the years ended December 31, 2013 and December 31, 2012, approximately 80% and 67%, respectively, of our revenue was generated from sales of our rare earth coated materials. The demand for these materials is high in the PRC due to the suitability of these durable, high quality products in major infrastructure projects. We intend to sell the added products to new and existing customers in China, Japan, Southeast Asia and Australia.

Strengthening our relationships with key customers and diversifying our customer base.

We intend to strengthen our relationships with key customers while further expanding our customer base. We plan to continue providing high-quality and cost-competitive products to our existing customers and to use our existing customer network and strong industry reputation to expand into new regions within the PRC, beyond the 24 provinces and municipalities in which we currently sell our products, and other international markets, including Japan, Southeast Asia and Australia. We intend to continue to use customer feedback to improve the quality of our products and technical after-sales services and to strengthen our long-term base of domestic and international customers.

Competitive Advantages

Our management believes that the following competitive strengths differentiate us from other domestic and international competitors and are the key factors to our success:

We are taking advantage of industry trends in the bridge infrastructure sectors in the PRC and other international markets

In the last two years, China’s economic growth slowed and the demand for prestressed materials in the infrastructure construction industry in the domestic PRC market decreased. However, we believe there is still much room for growth in China’s infrastructure construction industry, and in particular the construction and restoration of bridges in the PRC that would benefit from the quality and durability of our rare earth coated prestressed materials.

However, we saw substantial improvements in the market in the fourth quarter of 2013 and we expect conditions to continue to improve moving forward. In the fourth quarter of 2013 we were awarded a number of new contracts, including the following:

•	In November 2013, we were awarded two contracts to supply plain surface steel strands for new infrastructure projects in Anhui Province. The first contract is to supply 2,500 tons of plain surface steel strands for the renovation of the G205 national highway’s Cihu to Caishi section. This renovation project, overseen by the Chinese Ministry of Transport, will use the steel strands for long span prestressed concrete structures of the overpass. The second contract is to supply 18,000 tons of plain surface steel strands for the construction of the Wangdong Yangtze River highway bridge upstream of the Wan River in Anhui Province. This construction project, overseen by the Anhui Province Planning Department, will use the steel strands for long span prestressed concrete structures of the bridge approach. We began delivery of these plain surface steel strands in the first quarter of 2014.

•	In October 2013, we were awarded a contract to supply 15,000 tons of plain surface steel strands to a construction company responsible for building the new Jiujiang express loop highway in Jiujiang City, Jiangxi Province, China. The steel strands will be used in the construction of bridges and elevated highways in this infrastructure project. We began delivery of these plain surface steel strands in the first quarter of 2014.

•	In October 2013, we were awarded a Japanese Industrial Standards (JIS) certificate. This certification allows us to sell our SWPR7BL prestressed concrete strands in Japan. This standardization and certification process, which was completed after a six month in-depth inspection of the Company's manufacturing facilities and products, was coordinated by the Japanese Industrial Standards Committee, the organization which specifies the standards used for industrial activities in Japan. The Japanese market has high barriers to entry. Nonetheless, we have begun to export plain surface products to Japan and plan to increase our selling efforts into the Japanese market.

We believe that the Chinese central government will continue to stimulate economic growth by further injecting capital into the economy by funding new infrastructure projects.  While we does not believe that the Chinese government will initiate another large scale, comprehensive capital injection, we believe that infrastructure spending will be selectively targeted at developing regions in Central or Western China. Furthermore, we expect spending by local governments on regional infrastructure development, all of which should create additional bidding opportunities for us in 2014 and beyond. We believe that our industry will grow significantly for at least the next ten years, subject to improvement in the PRC economy and government intervention in the infrastructure industry. Specifically, we expect the market for premium rare earth coated products, including rare earth coated prestressed PC strands and PC wires, which are used primarily in the construction of bridges, to grow in the PRC during this period. We expect the market of zinc-aluminum coated prestressed steel products will grow significantly and be used widely on large bridges in next 10 years because large bridges require longer lifetime and the anti-corrosion property of zinc-aluminum coated products is 10 times stronger than traditional zinc coated products while the strength of zinc-aluminum coated products is the same as zinc coated products.

Many reports indicate that our industry will experience significant growth in the coming years. In February 2012, after many railway projects had been temporarily halted as a result of the July 2011 high speed railway accident in South China and the funding difficulties faced by Ministry of Railways, Chinese Premier Wen reassured the public about the government’s plan on railway network construction in China, by announcing that the government will help raise the funds necessary to construct railways. Funding solutions will include funds directly from government, bond issuances guaranteed by the government and introduction of private capital into the sector.

On March 10, 2013, China’s State Council announced its plan to restructure the Ministry of Railways (MOR) to separate the administrative and supervision function from the commercial arm. The responsibility for planning and policy-making for railway development is to move to the Ministry of Transport (MOT). A newly created National Railways Bureau (NRB) under the MOT will be responsible for setting technical standards of railways and supervising the safety of operations, quality of transport services and quality of railway projects. The MOR’s enterprise/commercial responsibilities will be incorporated into China National Railway Co.(CNRC), which was established on March 14, 2013 with registered capital of RMB1.04 trillion (USD $166.8 billion) and will be administrated by the central government. CNRC is to be responsible for transport operations and railway development. CNRC will take over all of MOR’s loans and bonds with the current favorable policies for the debt to continue. CRNC will continue to enjoy favorable tax and preferential policies formerly granted to the MOR. Bonds issued for railway construction will continue to be supported by the government and China's 2011-2015 railway construction programs will continue as planned. The government continued to promote more private investment to invest in the railway industry in 2013. In addition, payment to MOR’s suppliers and efficiencies were slightly improved in the railway industry in 2013. In the long term, we expect the profitability and cash flow of the MOR’s suppliers, including Ossen Innovation, would benefit from this reform as the one-buyer market is broken up and there is an increase of sources of funding.

Although China’s economic growth slowed in recent years, there is still much room for growth in China’s infrastructure construction, especially in Central and West China. We believe that 200 new bridges will be built on dozens of rivers in the PRC, including the Yangtze River, Yellow River, Songhua River, Jiangxi River, Xiangjiang River, Han River, Minjiang River and Pearl River, in addition to projects to reinforce or extend existing bridges in China. The China National Nuclear Industry Group has estimated that the PRC government will invest approximately $60 billion by 2020 for nuclear power construction, which would require approximately two million tons of prestressed materials. Further, the ongoing building of a large number of rural roads, highways and buildings should continue to generate significant demands for prestressed materials.

Several major bridges and infrastructure projects will commence construction in 2014 and 2015. Most of these projects will require higher strength PC wires and PC strands and we expect the demand of our higher strength rare earth coated PC wires and PC strands will benefit from these approved projects.

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

Efficient proprietary production technology

We continually pursue technological improvements to our manufacturing processes via our strong in-house development teams. We have been granted twenty-four patents by the State Intellectual Property Office of the PRC, including three invention patent and twenty-one utility model patents. In addition, we have applied for six invention and utility model patents, which are currently pending. These patents and patent applications are intended to protect our technologies, including production processes of various wire ropes, pickling methods for steel wire materials and devices designed for the production of steel wire. Our research and development efforts have generated technological improvements that have been instrumental in controlling our production costs and increasing our operational efficiency, most notably with respect to the development of our rare earth coated materials.

Strong recognition from domestic and international customers for supplying materials for infrastructure projects

The solid reputation that our management team has developed over the past 19 years in the prestressed material industry in China and in other countries such as Canada, the United States, South Korea, Bangladesh, South Africa, Italy and Spain, including an established track record for consistently providing quality products at competitive prices, has enabled us to develop a strong customer base and to be involved in major building projects.

We generated approximately 5.8% of our revenue during the year ended December 31, 2013 from sales to customers in international markets (including primarily Vietnam, Australia, South Korea, Bangladesh, New Zealand, and Costa Rica), primarily for use in the construction of bridges. Due to increased demand for our products in the PRC market and these other markets, we do not intend to reestablish a presence in the United States or the European Union at the levels we experienced in 2008 in the near future. However, if opportunities arise in the U.S. or EU markets or in other international markets for us to win bids on projects or to reengage with former customers or establish relationships with new customers, we would pursue such opportunities.

Rigorous quality control standards

Consistent with our continuing commitment to quality, we impose rigorous quality control standards at various stages of our production process. We strictly comply with various national and international quality standards with respect to the manufacture of prestressed materials. Our certifications and accreditations include the Japanese Industrial Standards (JIS) certification, United Kingdom Accreditation Service (UKAS), the Korean Standards Association (KS) certification from South Korea and an ISO 9001 certification. We believe that these certifications, together with the numerous national awards that we have been awarded demonstrate our commitment to producing high-quality products as well as providing us with a competitive advantage over some of our competitors in certain international markets and in China.

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

Our Products

Our prestressed steel materials are categorized as plain surface products and coated products.

Plain Surface Products

Our plain surface products, which term refers to our uncoated plain surfaced and stabilized products, are characterized as follows:

•	Plain surface prestressed concrete, or PC, strands. These products consist of PC wires that are twisted into a bundle and used in precast concrete plates on the riding surface of bridges. These products are categorized based on size, strength and structure. Sizes range from 9.3mm to 17.8mm. Strength level ranges from 1570MPa (megapascal) to 2000MPa. The number of strands in the products varies between 3 and 7.

•	Unbonded plain surface PC strands. These products consist of plain surface PC strands that are coated with grease and extruded with high-density polyethylene. These products are used primarily in the construction of bridges and buildings.

•	PC wires, also referred to as stabilized materials. These products are further divided among the following three categories:

▪	Plain surface PC wires. This product consists of an individual round wire used in the construction of buildings.

▪	Indented PC wires. This product consists of an individual round wire that contains an indentation used in the construction of buildings.

▪	Helical (spiral) rib PC wires. This product consists of an individual round wire whose surface is pulled out into a helical rib pattern used in the construction of railway ties, or sleepers, and buildings.

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

The application of rare earth coating technology enables our product to meet the higher standards of bridge project. We are and will continue to allocate more resource on rare earth coated PC products.

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

Competition

China is one of the world’s largest producers and markets for prestressed steel materials. In 2012 and 2013, our sales were predominantly to customers located in the PRC, and as a result, our primary competitors were PRC domestic companies.

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

Competition among manufacturers of plain surface steel products in China can be characterized as fragmented, with many large and small companies competing with each other. Our primary competitors for these products are Baosteel Group Shanghai Ergang Co. Ltd., Jiangyin Fasten Steel Products Co., Ltd., Jiangyin Walsin Steel Cable Co. Ltd and Jiangxi Xinhua Steel Cable Co. Ltd.

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

The suppliers that supplied us with a significant percentage of our raw materials for the past three years were Zhangjiagang Free Trade Zone, Jiangsu Shagang Group Co., Ltd. and Jiangyin Runde Logistics Co., Ltd., and all are based in China.

Purchases from our five largest suppliers amounted to 91.6%, 97.6% and 100% of our raw material purchases in 2013, 2012 and 2011, respectively.

We are not dependent on any one of our suppliers, as we are able to source raw materials from alternative vendors should the need arise. We have not experienced significant production disruptions due to a supply shortage from our suppliers, nor have we had any major dispute with a material supplier.

Volatility of Price of Raw Materials

We have no long-term, fixed-price steel purchase contracts. When steel prices increase, as they have done since the third quarter of 2010, competitive conditions will influence how much of the price increase we can pass on to our customers. When steel prices decline, as they have done in 2013, customer demands for lower prices and our competitors' responses to those demands could result in lower sale prices, lower margins and inventory valued at lower of cost or market adjustments as we use existing steel inventory. In 2010 and 2011, the impact of steel price fluctuation on our results of operations was immaterial. In 2012, our average raw material price decreased because China’s steel price decreased as a result of the soft demand in domestic market and high inventory of the industry and we manufactured and sold products which required lower grade and lower price raw materials compared to 2011. In 2013, steel supply continued to outpace demand as China’s economic growth slowed and growth in steel demand in China remained weak. The average price of steel products declined 8.2% in 2013. The price of our principal raw materials decreased in 2013 due to the market condition of steel industry in China. However, since these materials are produced by only a select few steel manufacturers, the average price of our principal raw materials was not as volatile as other steel products, such as those that are mass produced.

Manufacturing Process

Equipment

Our production facilities use innovative equipment and machinery imported from France and Italy and is of the highest quality in metal wire drawing, wire stranding, zinc plating and finishing. Our production lines produce prestressed steel materials that meet quality standards mandated by numerous countries, including Japan, the United Kingdom and South Korea.

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

We strictly comply with various national and international quality standards with respect to the manufacture of pre-stressed materials. Our certifications and accreditations include the Japanese Industrial Standards (JIS) certification, United Kingdom Accreditation Service (UKAS), the Korean Standards Association (KS) certification from South Korea and an ISO 9001 certification.

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

Sales, Marketing and Distribution

Sales and Marketing

We have been successful to date in maintaining long-term relationships with numerous customers by satisfying their commercial needs. In addition, our marketing team monitors the market and responds accordingly in order to increase our customer base. We have a dedicated marketing and sales team of 9 employees that proactively follows up on new sales leads.

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

In 2013, we and our customers had an approximately 50% success rate with respect to winning projects. The decrease was primarily due to cash deposit requirements for winning some projects, difficult market conditions and intense market competition, especially for plain surface prestressed steel materials. We expect that our success rate should improve once market conditions improve and once our competitors have destocked their excess inventory.

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

Our Customers

We sell the vast majority of our products domestically in China. Since our inception, we have also exported our products to foreign countries, including the United States, Canada, Spain, South Korea, Taiwan, Australia, South Africa and Saudi Arabia, among others. Our customers are diverse in nature, as we sell our products directly to end users, to other manufacturers and to distributors, in each case depending on the nature of the product and the utilization of the product.

The customers whose purchases comprised a significant percentage of our sales in 2013, 2012 or 2011 were Shanghai Zhaoyang New Metal Material (China), Jiangyin Jingchen Logistics Distribution Exchange Co., Ltd. (China), Zhangjiagang Shajing Iron and Steel Trading Co., Ltd. (China) (formerly Zhangjiagang Ruifeng Iron and Steel Co.), Jiangsu Jinrun Steel Cable Co., Ltd., and Zhangjiagang Zhenyu Logistics & Warehousing Co., Ltd. Shanghai Zhaoyang New Metal Material (China) owned a 30% interest in Shanghai Ossen Investment Holding (Group) Co., Ltd., of which Dr. Tang, our chairman, is president before April 1, 2013. Shanghai Zhaoyang is no longer the Company’s affiliate following the Stock Transfer Agreement signed on March 31, 2013 with 30% interest in Ossen Shanghai was transferred to Dr. Tang.

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

In 2013, 2012 and 2011, sales to our six largest customers, in the aggregate, accounted for approximately 61.3%, 78.1% and 64.2% of our total sales, respectively. The following table provides the name of each customer that contributed to 10% of our revenues in each of 2011, 2012 and 2013 and the revenues generated from such customer during these periods.

Name of Customer	2013 Revenues	2012 Revenues	2011 Revenues
	(%)	(%)	(%)

Zhangjiagang Shajing Iron and Steel Trading Co., Ltd..**	16	39	25

Jiangyin Jingchen Logistics Distribution Exchange Co., Ltd.	*	21	15

Jiangsu Jinrun Steel Cable Co., Ltd.	11	*	*

Zhangjiagang Zhenyu Logistics & Warehousing Co., Ltd.	10	*	*

* Less than 10% of our annual revenues.

** Zhangjiagang Ruifeng Iron and Steel Co., Ltd. changed its name to Zhangjiagang Shajing Iron and Steel Trading Co., Ltd. in 2013.

The following table describes the breakdown of our sales in 2013, 2012 and 2011 between our domestic and international customers.

	Year Ended December 31,
	2013	2012	2011
Domestic Sales	$107,273,543	$111,925,870	$111,130,918

International Sales	6,618,446	10,472,016	7,486,053

Total Sales	$113,891,989	$122,397,886	$118,616,971

Research and Development

Our research and development efforts are focused on three objectives:

•	Superior product safety and quality;

•	Reduction of operating costs; and

•	Sustaining growth through the development of new products.

We have a research and development team at each of our facilities. In total, nineteen employees are dedicated to research and development. We spent $1.3 million, $1.1 million and $0.8 million in 2013, 2012 and 2011 respectively, on our research and development activities. The nature of our research and development activities needed for our product development is generally not cash intensive. In addition, a portion of the work is conducted by organizations and universities with which we have a collaborative relationship.

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

We plan to continue our research and development efforts to strengthen our leading position in our industry. In 2013, we developed rare earth coated prestressed materials that are larger (up to 15.24 mm and 1,860 mPa) and can withstand greater levels of pressure as well as new greased prestressed materials of 12.7 mm and 1,860 mPa. These new products received production certification from the government and 15.24 mm 1860 MPa coated steel strand received key new product identification from the Jiangxi Provincial Department of Science and Technology in 2013. We also own or lease various technologies that improve the quality of our products and reduce our operating costs, including coating polished technology, stabilizing treatment technology for dual tension gear zinc coated prestressing material, warning technology for missing plating of coating production line, stranded wire greasing technology, water cut-off technology by strander infrared temperature detection and other core technologies.

Recently, the Chinese market began to adopt zinc-aluminum alloy coated PC wires and PC strands, which have more corrosion-resistance and stronger protective effect than zinc coated PC wires and PC strands. Zinc-aluminum alloy layer (coating containing 5% Al and 95% Zn) has better plastic, adhesion, and corrosion resistance, and thus its corrosion resistance property is unchanged before and after the deformation. Its resistance to atmospheric etching characteristics is better than zinc coated products, and still has good coating properties. The alloy layer of such products has long-term stability. Therefore, we are developing the method to apply rare earth in zinc-aluminum alloy coating process, which will result in less loss of product strength during the coating process and higher strength final product.

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

Patents

As of April 1, 2014, we had twenty-four patents registered with the State Intellectual Property Office of the PRC, including three invention patents and twenty-one utility model patents. In addition, we have applied for an additional six invention and utility model patents as of April 1, 2014.

During 2013, six pending utility model patents were approved, and three pending patent applications were rejected by the State Intellectual Property Office. In addition, we gave up two utility model patents because the annual patent fee increases and we selectively gave up outdated patents and decided to maintain a certain amount of new patent applications every year.

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

The following table provides the name, the application number or patent number, the name of the applicant or patent holder and the status of our registered invention patents and each of our invention patent applications, and the expiration date of our registered invention patent:

Name	Application No. /Patent No.	Applicant /Patent Holder	Status	Expiration Date

Stabilizing Process of Indented Wire	ZL200710157149.0	Ossen Jiujiang	Registered	11/22/2027
Method to Change the Length of Waste of Stranded Wire Joint	ZL200910144241.2	Ossen Materials	Registered	7/26/2029
Production Process of Zinc Coated Steel Wire	ZL201010105179.9	Ossen Jiujiang	Registered	2/2/2030

The following table provides the name, the application number or patent number, the name of the applicant or patent holder and the status of each of our registered utility model patents and utility model patent applications, and the expiration dates of our registered utility model patents:

Name	Application No. /Patent No.	Applicant /Patent Holder	Status	Expiration Date
Hanging Box Used in Phosphate Bath of Stranded Wire	ZL200820185077.0	Ossen Materials	Registered	08/21/2018

Oiling Device for PC Strand	ZL200820185079. x	Ossen Materials	Registered	08/21/2018

Water Cut-off Device to Test Infrared Temperature of Stranding Machine	ZL200820185080.2	Ossen Materials	Registered	08/21/2018

Infrared Safety Control Device for Lift Truck	ZL200820185081.7	Ossen Materials	Registered	08/21/2018

Device Designed to Control Smoke by Temperature	ZL200820185082.1	Ossen Materials	Registered	08/21/2018

Device Designed to Control Water Temperature When Phosphatizing the PC Strand	ZL200920233724.5	Ossen Materials	Registered	07/29/2019

Device for Testing Center Steel Wire Broken for Stranded Wire	200920233725.x	Ossen Materials	Registered	07/29/2019

Device Designed to Test Temperature of Steel Wire When Drawing the Stranded Wire	200920233726.4	Ossen Materials	Registered	07/29/2019

Steel Wire Joint Machine with Pressure Detecting Function	200920233728.3	Ossen Materials	Registered	07/29/2019

Automatic Paper Rolling Device of Asphalt Paper	200920233729.8	Ossen Materials	Registered	07/29/2019

Aerial Overhaul Platform for Forklift	200920233730.0	Ossen Materials	Registered	07/29/2019

Skid Used When Packing PC Strand	200920233731.5	Ossen Materials	Registered	07/29/2019

Inductive Water Saving Device	201220218155.4	Ossen Materials	Registered	06/25/2021

Anti-Impact Gear	201220217756.3	Ossen Materials	Registered	06/23/2021

Lock Device for PC Strand Production Wheel	201220218156.9	Ossen Materials	Registered	06/25/2021

New Dies for Wire Drawing	201320723167.7	Ossen Materials	Registered	12/24/2022

Energy-saving Device for Acid Mist Drainage	201320722838.8	Ossen Materials	Registered	12/24/2022
Furnace for Zinc Coating Process	ZL201320200197.4	Ossen Jiujiang	Registered	4/18/2023
Actinomycetes Machine Discharge Line Protection Devices	ZL201320200077.4	Ossen Jiujiang	Registered	4/18/2023
Strand Actinomycetes Devices	ZL201320200171.X	Ossen Jiujiang	Registered	4/18/2023

Cooling Device with Distilled Water for Medium Frequency Furnace	ZL201320199776.1	Ossen Jiujiang	Registered	4/18/2023

Trademarks

We have been granted a total of five trademarks, three of which are registered trademarks in the PRC and two of which are registered with the World Intellectual Property Organization (WIPO) in accordance with Madrid Agreement. The five trademarks which are described in the table below were transferred by Shanghai Ossen Investment Co., Ltd. to Ossen Materials in 2008 and 2009.

Name of Trademark	Application No. /Trademark No.	Applicant /Trademark Holder	Status

A Figurative Trademark (Registered under Madrid Agreement )	0973552	Ossen Innovation Materials	Registered

“OSSEN” (Registered under Madrid Agreement )	0945308	Ossen Innovation Materials	Registered

A Figurative Trademark (PRC Domestic Registered)	4396898	Ossen Innovation Materials	Registered

“OSSEN” (PRC Domestic Registered)	4396895	Ossen Innovation Materials	Registered

“” (PRC Domestic Registered)	4396896	Ossen Innovation Materials	Registered

Environmental Matters

The Environmental Protection Law, promulgated by the National People’s Congress on December 26, 1989, is the primary law for environmental protection in China. The law establishes basic principles for coordinated advancement of economic growth, social progress and environmental protection, and defines the rights and duties of governments at all levels. Local environmental protection bureaus may set stricter local standards than the national standards and enterprises are required to comply with the stricter of the two sets of standards. Due to the nature of our business, we produce certain amounts of waste water, gas and solid waste materials during the course of our production. We believe that we are in compliance in all material respects with applicable PRC laws and regulations. All of our products meet the relevant environmental requirements under PRC laws and during the three years ended December 31, 2013, 2012 and 2011, we were not subject to any fines or legal action involving non-compliance with any relevant environmental regulation, nor are we aware of any threatened or pending action, including by any environmental regulatory authority.

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

Employees

As of December 31, 2013, 2012 and 2011 we had 209, 235 and 238 full-time employees. As of April 25, 2014 we had 209 full-time employees.

The following table shows the breakdown in numbers and percentages of employees by department as of December 31, 2013:

Functions	Number of employees	% of total

Manufacturing	117	56%
Technology	24	12%
Research & Development	19	9%
Quality Control	9	4%
General Administration, Purchasing, Sales and Marketing	40	19%
Total	209	100%

Recently, Chinese labor costs are rising rapidly. In order to reduce labor costs, we reduced the number of manufacturing employees by improving efficiency and automation. We also reduced the number of support staff to further reduce labor costs.

We have not experienced any significant labor disputes and consider our relationship with our employees to be good. Our employees are not covered by any collective bargaining agreement.

We have established an employee welfare plan in accordance with the relevant PRC laws and regulations. Our total expenses for this plan were approximately $93,094, $111,690 and $92,139 in 2013, 2012 and 2011, respectively.

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

Our Shareholders

Dr. Tang, our chairman, owns 100% of the shares of Effectual Strength Enterprises Ltd., a British Virgin Islands company, which currently owns approximately 59.4% of our outstanding ordinary shares. The spouse of our chief executive officer, Wei Hua, owns 100% of the shares of Fascinating Acme Development Ltd., which owns 3.0% of our outstanding ordinary shares. The spouse of the chief executive officer of Ossen Material Research (formerly Shanghai ZFX), which is an affiliated company of ours that supplies us with raw materials, owns 100% of the shares of Gross Inspiration Development Ltd., which owns approximately 3.0% of our outstanding ordinary shares. In December 2011, 5 million shares were issued in our initial public offering. Currently we have 30.5% of our ordinary shares, or 6,061,459 shares, trading on NASDAQ in the form of ADS’s. The holders of the remaining approximately 3.9% of our shares are investors that are residents of the PRC and are unaffiliated with Ossen.

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

Topchina is a British Virgin Islands limited liability company organized on November 3, 2004. Ossen Materials and Topchina directly own an operating subsidiary in China, Ossen (Jiujiang) Steel Wire & Cable Co., Ltd., or Ossen Jiujiang. As of December 31, 2013, Ossen Materials owns 20.5% of the equity of Ossen Jiujiang and Topchina owns 79.5%.

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

Through Ossen Materials, we have manufactured and sold plain surface PC strands, rare earth coated PC steel wires and PC wires in our Maanshan City facility since 2004. The primary markets for the products manufactured at our Maanshan facility are Anhui Province, Jiangsu Province, Zhejiang Province and Shanghai City, each in the PRC.

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

On November 19, 2010, the Department of Commerce of Jiujiang City approved an increase in the registered capital of Ossen Jiujiang by approximately $29.2 million, which capital must be paid in full by November 2013. On November 5, 2012, the Department of Commerce of Jiujiang City approved a decrease in the registered capital of Ossen Jiujiang by approximately $9.2 million. As of December 31, 2013, Topchina paid approximately $20 million of the increased registered capital to Ossen Jiujiang. As a result, 79.5% of Ossen Jiujiang is currently held by Topchina and 20.5% by Ossen Materials.

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

As of December 31, 2013, our production facility in Maanshan City had a total gross floor area of approximately 47,356 square meters and we employed 54 production personnel at that facility. Our Maanshan facility contained seven production lines with an annual production of approximately 82,777 tons in 2013. As of December 31, 2013, our production facility in Jiujiang City had a total gross floor area of approximately 58,780 square meters and we employed 63 production personnel at that facility. Our Jiujiang facility contained eleven production lines with an annual production of approximately 55,444 tons in 2013. Historically, we have not experienced any form of disruption in our production facilities.

We believe that our current property rights are sufficient for our current operations. However, to continue growth, we intend to expand our Maanshan facility.

Our growth strategy is to increase our production capacity from 140,000 tons annually to 170,000 tons annually following the expansion of our Maanshan facility and the installation of new coated products production lines. Our plan is to expand the existing building and to install new production lines which will be used for the production of approximately 30,000 tons annually of higher margin rare earth coated prestressed materials, including rare earth coated PC wires and PC strands. Recently, the Chinese market began to adopt zinc-aluminum alloy coated PC wires and PC strands, which have more corrosion-resistance and stronger protective effect than zinc coated PC wires and PC strands. We are currently developing the method to apply rare earth in zinc-aluminum alloy coating process, which could require different equipments and settings for new production lines. We will continue our expansion plan pending the completion of development of the method to apply rare earth in zinc-aluminum alloy coating process.

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

5A. Operating Results

Overview

General

We manufacture and sell an array of plain surface prestressed steel materials and rare earth coated and zinc coated prestressed steel materials, which we believe is the most comprehensive array among our competitors in China. Our materials are used in the construction of bridges, highways and other infrastructure projects in the PRC and internationally. Our facilities are located in Maanshan City, Anhui Province and in Jiujiang City, Jiangxi Province, in the People’s Republic of China. Historically, we and our customers had a greater than 90% success rate with respect to winning projects on which either we or our customers have bid. However, in 2013, we and our customers had a success rate of 50% with respect to winning projects due to cash deposit requirements for winning projects, difficult market conditions and intense market competition, especially for plain surface prestressed steel materials. We expect that our success rate should improve once market conditions improve and once our competitors have destocked their excess inventory. Based on our extensive experience in the industry, we believe that Ossen is one of the leading enterprises in the PRC in the design, engineering, manufacture and sale of customized prestressed steel materials used in the construction of bridges, highways, and other infrastructure projects in China.

On July 7, 2011, Ultra Glory and its sole shareholder entered into a share exchange agreement with Ossen Innovation Group, a British Virgin Islands limited liability company organized on April 30, 2011 under the BVI Act and the shareholders of Ossen Innovation Group. Pursuant to the share exchange agreement, Ultra Glory acquired from the shareholders of Ossen Innovation Group all of the issued and outstanding shares of Ossen Innovation Group, in exchange for an aggregate of 10,000,000 newly issued ordinary shares issued by Ultra Glory to the shareholders of Ossen Innovation Group. In addition, the sole shareholder of Ultra Glory sold all of the 5,000,000 ordinary shares of Ultra Glory that were issued and outstanding prior to the business combination, to the shareholders of Ossen Innovation Group for cash, at a price of $0.03 per share. As a result, the individuals and entities that owned shares of Ossen Innovation Group prior to the business combination acquired 100% of the equity of Ultra Glory, and Ultra Glory acquired 100% of the equity of Ossen Innovation Group. Ossen Innovation Group is now a wholly owned subsidiary of Ultra Glory. In conjunction with the business combination, Ultra Glory filed an amended charter, pursuant to which Ultra Glory changed its name to Ossen Innovation Co., Ltd., changed its fiscal year end to December 31, changed the par value of its ordinary shares to $0.01 per share and increased its authorized shares to 100,000,000. Upon the consummation of the business combination, we ceased to be a shell company.

Important Factors Affecting our Results of Operations and Existing Trends

Migration of Our Business to the Domestic PRC Market

Our results of operations depend in part on the proportion of international sales to domestic sales that we attain during a particular financial reporting period. Sales to international customers have historically generated profit margins that are approximately 2% to 5% higher on average than sales to domestic customers. In addition, we have historically collected a significant percentage of revenues generated by international sales by letter of credit, which enables us to convert accounts receivable into cash more quickly. Our domestic customers generally pay between 90-120 days after receiving the materials at the construction site. In 2013, due to the temporary shortage of liquidity in Chinese inter-bank market our domestic customers paid approximately 120 days after the materials were delivered. The payment terms, however, could be extended longer if the Chinese central bank tightens credit policy. In 2008, we sold 37.6% of our products to international customers. However, in 2013, 2012 and 2011, we sold only 5.8%, 8.6% and 6.3%, respectively, of our products to international customers, as a result of the global economic and financial crisis and the imposition of anti-dumping duties by the U.S. and the European Union.

Our current business model is to continue focusing on the domestic PRC market, while selectively pursuing international opportunities when appropriate. Under existing PRC governmental policies, significant investments are expected to be made during the next decade to construct many new bridges over dozens of Chinese rivers, including the Yangtze River, Yellow River, Songhua River, Gan River, Xiang River, Han River, Min River and Pearl River. In addition, approximately 400 old bridges will need to be reinforced or expanded during that period. Over the next decade, China is expected to build four cross-sea bridges and tunnels, including the Bohai Bay Cross-Sea Bridge, the Hong Kong-Zhuhai-Macao Cross-Sea Bridge, the Qiongzhou Strait Bridge and the Taiwan Strait Tunnel.

As a result of the July 2011 high speed railway accident in South China, many railway projects were temporarily halted and the Ministry of Railways faced funding difficulties. In February 2012, Chinese Premier Wen reassured the public about the government’s plan on railway network construction in China, by announcing that the government will help raise the funds necessary to construct railways. Funding solutions will include funds directly from the government, bond issuances guaranteed by the government and introduction of private capital into the sector. On March 10, 2012, China’s State Council announced its plan to restructure the Ministry of Railways (MOR), to separate the administrative and supervision function from the commercial arm. The responsibility for planning and policy-making for railway development has been transferred to the Ministry of Transport (MOT). A newly created National Railways Bureau (NRB) under the MOT is now responsible for setting technical standards of railways and supervising the safety of operations, quality of transport services and quality of railway projects. The MOR’s enterprise/commercial responsibilities have been incorporated into China National Railway Co. (“CNRC”), which was established on March 14, 2013. CNRC continues to enjoy favorable tax and other preferential policies formerly granted to the MOR. Bonds issued for railway construction continue to be supported by the government and China's 2012-2015 railway construction programs are proceeding as planned. The government continued to promote more private investment to invest in the railway industry in 2013. In addition, payment to MOR’s suppliers and efficiencies were slightly improved in the railway industry in 2013. In the long term, we expect the profitability and cash flow of the MOR’s suppliers, including Ossen Innovation, could benefit from this reform because the one-buyer market has been decentralized and there is an increase of sources of funding for railway projects.

We generated approximately 5.5% and 6.0%, respectively, of our revenue in 2013 and 2012 from sales to customers in the Asia Pacific region, including primarily Vietnam, Bangladesh, Philippines, Indonesia, South Korea and Australia, primarily for use in the construction of bridges. Due to the anti-dumping measures imposed by the United States and European Union and increased demand for our products in these other markets, we do not intend to reestablish a presence in the United States or the European Union at the levels we experienced in 2008 in the near future. However, if opportunities arise in the U.S. or EU markets or in other international markets for us to win bids on projects or to reengage with former customers or establish relationships with new customers, we would pursue such opportunities.

Product Mix and Industry Trends

Our results of operations also depend in part on the product mix that we attain during a particular financial reporting period. We produce and sell products according to customer orders. The sales prices of our rare earth coated products are generally higher than the prices of our plain surface, stabilized and zinc coated products. Since the increase in our expenses in developing and selling rare earth coated materials is less than the increased sales prices, these products generate higher revenues.

Between 2009 and 2011, in general the average gross margin of our plain surface and stabilized products was approximately 10-15% and the average gross margin of our coated products (including rare earth coated and zinc coated products) was approximately 20-30%. In 2012, as market conditions were depressed, the average gross margin of plain surface products was approximately 7% and the average gross margin of our coated products, including rare earth coated and zinc coated products, was approximately 11%. In 2013, the average gross margin of plain surface products was approximately 7.9% and the average gross margin of our coated products, including rare earth coated and zinc coated products, was approximately 10.4%. In 2013, the market was still in recovery stage and the demand for our higher margin, higher strength coated products was still low. Consequently, our gross profit increased by only $0.8 million in 2013 as compared to 2012.

We expect that the gross margin of our coated products should recover once market conditions improve and we expect several major bridges and infrastructure projects will commence construction in 2014 and 2015. However, we can provide no assurances that our margins will in fact improve in 2014 and 2015. Most of these projects will require higher strength PC wires and PC strands and we expect the sales of our higher strength rare earth coated PC wires and PC strands will benefit from these approved projects. We have already been awarded contracts to supply products for a number of these projects in 2014. In addition, gross margins for our rare earth coated products are generally higher than zinc coated products because rare earth coating technology enables us to produce base on lower grade raw materials, which increases gross margin. However, there is a risk that the gross margin of our coated products, including rare earth, may decrease in the future in the event that more competitors that successfully develop products of the same quality as our coated products at a lower cost penetrate our market or if demand for our coated product weakens because the PRC government scales back spending on infrastructure projects or for other reasons.

As an overall percentage of sales, sales of our coated products increased from 75.7% in 2012 to 88.3% in 2013. 88.5% and 90.0%, respectively, of our coated product sales in the years ended December 31, 2012 and December 31, 2013 were sales of rare earth coated products and the remaining 11.5% and 10.0%, respectively, were zinc coated products. Our plan is to continue to increase sales of our rare earth coated products – including new zinc-aluminum alloy coated products that we are trying to develop – to manufacturers of steel cables for bridges and other infrastructure projects, both in the PRC and internationally, in order to increase our revenues and profits.

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

We, like many other steel service centers, maintain substantial inventories of steel to accommodate the short lead times and just-in-time delivery requirements of our customers. Accordingly, we purchase steel in an effort to maintain our inventory at levels that we believe to be appropriate to satisfy the anticipated needs of our customers based upon historic buying practices, supply agreements with customers and market conditions. Our key suppliers usually dedicate portions of their inventories as reserves to meet our manufacturing requirements. These key suppliers are generally provided a prepayment and in return, they give us discounts compared to prevailing market prices. When market condition and our profitability improve, we expect to gradually reduce prepayment and purchase at prevailing market prices in effect at the time we place our orders to improve our cash position and liquidity.

We have no long-term, fixed-price steel purchase contracts. When steel prices increase, competitive conditions will influence how much of the price increase we can pass on to our customers. To the extent we are unable to pass on future price increases in our raw materials to our customers, the net sales and profitability of our business could be adversely affected.

When steel prices decline, customer demands for lower prices and our competitors' responses to those demands could result in lower sale prices and, consequently, lower margins. Significant or rapid declines in steel prices or reductions in sales volumes could result in us incurring inventory or goodwill impairment charges. Changing steel prices therefore could significantly impact our net sales, gross margins, operating income and net income. In 2011, the impact of steel price fluctuation on our results of operations was immaterial. In 2012, our average raw material price decreased because China’s steel price decreased as a result of the soft demand in domestic market and high inventory of the industry and we manufactured and sold products which required lower grade and lower price raw materials compared to 2012. In 2013, steel supply continued to outpace demand as China’s economic growth slowed and growth in steel demand in China remained weak. The average price of steel products declined 8.2% in 2013. The price of our principal raw materials decreased in 2013 due to the market condition of steel industry in China. However, since these materials are produced by only a select few steel manufacturers, the average price of our principal raw materials was not as volatile as other steel products, such as those that are mass produced.

We currently purchase almost all of our new materials from a very small number of suppliers. Purchases from our five largest suppliers amounted to 91.6%, 97.6% and 100% of our total raw material purchases in 2013, 2012 and 2011, respectively. To date, we have been able to obtain favorable pricing and delivery terms from these suppliers. However, as we continue to increase the scale of our production, we may need to further diversify our supplier network and, as a result, may not be able to obtain favorable pricing and delivery terms from new suppliers.

We acquired 1.9%, 3.2% and 0% of our raw materials from Ossen Material Research (formerly Shanghai ZFX) in the years ended December 31, 2013, 2012 and 2011, respectively. Ossen Material Research procures materials from the limited number of high quality manufacturers and suppliers of our raw materials in the PRC. However, since the introduction in 2009 of our rare earth coated materials, which undergo a coating process that reduces the loss in strength and performance that prestressed materials otherwise undergo during our manufacturing processes, we have lowered the standards for strength and performance requirements for our raw materials. As a result, we have been able to expand our supplier base to include suppliers of products with lower levels of strength and performance and have not relied as heavily on supplies from Ossen Material Research. As sales of our rare earth coated materials increase, we expect that the percentage of purchases from Ossen Material Research will remain at minimal level in the near future.

Production capacity

In order to capture additional market share for our products, we have expanded over the past several years, and plan to continue to expand, our production capacity. Increased capacity has had, and could continue to have, a significant effect on our results of operations, by allowing us to produce and sell more products to generate higher revenues and profits. Our growth strategy is to increase our production capacity from 140,000 tons annually to 170,000 tons annually following the expansion of our Maanshan facility and the installation of new coated products production lines. Our plan is to expand the existing building and to install new production lines which will be used for the production of approximately 30,000 tons annually of higher margin rare earth coated prestressed materials, including rare earth coated PC wires and PC strands. We are currently developing the method to apply rare earth in zinc-aluminum alloy coating process, which could require different equipments and settings for new production lines. We will continue our expansion plan pending the completion of development of the method to apply rare earth in zinc-aluminum alloy coating process. As of December 31, 2013, we had production capacity of 140,000 tons annually, which was same as December 31, 2012.

For 2012, most of our production capacity was utilized and approximately 88.5% of coated products sold in 2012 were rare earth coated products. In 2013, our production capacity utilization rate was 100% and 90.0% of coated products sold in 2013 were rare earth coated products. Based on existing and anticipated trends in our industry, we believe that utilization in 2014 will reflect 2013 utilization rates.

Growth of the Chinese economy

We operate our manufacturing facilities in China and derive the majority of our revenues from sales to customers in China. As such, economic conditions in China affect virtually all aspects of our operations, including the demand for our products, the availability and prices of our raw materials and our other expenses. In 2012 and 2013, the Chinese government continued its prudent monetary policy and China’s economy growth was at a single-digit level. Domestic demand for, and consumption of, prestressed steel products has decreased as a result of slowdown of Chinese economy growth. We anticipate that the demand for our materials in China will recover gradually as the Chinese government carries out its plans to further develop the transportation infrastructure in the PRC. However, any adverse changes in economic conditions or regulatory environment in China may have a material adverse effect on our future performances.

Level of income tax and preferential tax treatment

Our net income is affected by the income tax that we pay and any preferential tax treatment that we are able to receive. Our operating subsidiaries are subject to the PRC enterprise income tax, or EIT. According to the relevant laws and regulations in the PRC, foreign invested enterprises established prior to January 1, 2008 are entitled to full exemption from income tax for two years beginning with the first year in which such enterprise is profitable and a 50% income tax reduction for the subsequent three years. Ossen Materials was entitled to an EIT exemption during the two years ended December 31, 2006 and was subject to a 50% income tax reduction during the three years ended December 31, 2009. Ossen Jiujiang was entitled to the EIT exemption during the two years ended December 31, 2008, and a 50% income tax reduction during the three years ended December 31, 2012.

Ossen Materials was subject to a 15% tax rate through 2012 as the result of its being designated a high-tech enterprise. In 2012, Ossen Materials renewed its status of high-tech enterprise, and will be subject to a 15% tax rate through 2015. Ossen Jiujiang was subject to a 15% tax rate through 2011 as the result of its being designated a high-tech enterprise. Since January 1, 2012, Ossen Jiujiang has enjoyed a tax rate of 15% as it is considered as a high-tech enterprise. In the event that our income tax obligations increase over time, our net income will be affected.

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

Financial expenses. Financial expenses consist of interest expense on bank loans, interest income and other bank charges

Other Income. Our other income consisted of government grants and revenue from sales of scrap materials in 2013, 2012 and 2011

Income Taxes. Ossen Materials and Ossen Jiujiang have been recognized by their respective local government agencies as high-tech enterprises. As a result, both subsidiaries were subject to an income tax rate of 15% under relevant PRC income tax laws in 2013.

In the event that our income tax obligations increase over time, our net income will be affected.

Results of Operations

The following table sets forth the key components of our results of operations for the periods indicated, in dollars and as a percentage of revenue.

			(All amounts in U.S. dollars, except for percentages)
			For Year Ended December 31,
	2013	% of Revenue	2012	% of Revenue	2011	% of Revenue
Revenues	113,891,989	100.0%	122,397,886	100.0%	118,616,971	100.0%
Cost of Goods Sold	102,353,957	89.9%	111,611,457	91.2%	96,588,172	81.4%
Gross profit	11,538,032	10.1%	10,786,429	8.8%	22,028,799	18.6%
Selling expenses	625,500	0.5%	917,074	0.7%	1,216,504	1.0%
General and administrative expenses	3,485,118	3.1%	3,950,934	3.2%	2,747,514	2.3%
Total operating expenses	4,110,618	3.6%	4,868,008	4.0%	3,964,018	3.3%
Income from operation	7,427,414	6.5%	5,918,421	4.8%	18,064,781	15.2%
Interest expenses, net	(2,696,966)	-2.4%	(3,556,045)	-2.9%	(3,480,766)	-2.9%
Other income, net	558,426	0.5%	911,430	0.7%	609,666	0.5%
Income before income taxes	5,288,874	4.6%	3,273,806	2.7%	15,193,681	12.8%
Income Taxes	(1,219,030)	-1.1%	(557,428)	-0.5%	(2,139,029)	-1.8%
Net Income	4,069,844	3.6%	2,716,378	2.2%	13,054,652	11.0%

Less: net income attributable to non-controlling interest	426,440	0.4%	335,099	0.3%	1,506,947	1.3%
Net income attributable to controlling interest	3,643,404	3.2%	2,381,279	1.9%	11,547,705	9.7%
Other comprehensive income- Foreign currency translation gain	1,647,348	1.4%	703,573	0.6%	3,102,645	2.6%
Total other comprehensive income	1,647,348	1.4%	703,573	0.6%	3,102,645	2.6%
Comprehensive Income	5,290,752	4.6%	3,084,852	2.5%	14,650,350	12.4%

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenues. During the year ended December 31, 2013, we had revenues of approximately $113.9 million as compared to revenues of approximately $122.4 million during year ended December 31, 2012, a decrease of approximately $8.5 million, or 6.9%. The decrease in our revenues during the year ended December 31, 2013 was attributable to a decrease in sales of zinc coated PC wires and PC strands and plain surface PC strands, and other sales income, as partially offset by an increase in sales of rare earth coated PC wires and PC strands.

The following table provides a breakdown of our revenues during the years ended December 31, 2013 and 2012, respectively:

	Year ended December 31,
	2013		2012		Change from
	Revenue ($)	% of Total Revenue	Revenue ($)	% of Total Revenue	2012 to 2013
Products:
Plain surface PC strands	11,874,856	10.4%	19,565,010	16.0%	-39.3%
Zinc coated PC wires and PC strands	10,025,847	8.8%	10,683,590	8.7%	-6.2%
Rare earth coated PC wires and PC strands	90,563,991	79.5%	81,948,454	67.0%	10.5%
Others	1,427,295	1.3%	10,200,832	8.3%	-86.0%
Total	113,891,989	100%	122,397,886	100%	6.9%

The reasons for the change in our product mix from 2012 to 2013 were as follows:

In 2013, the Chinese government continued its prudent monetary policy and China’s economy growth was still at a single-digit level. Many government approved infrastructure projects were still suspended for construction due to funding difficulties. In addition, China’s inter-bank market experienced a severe liquidity shortage in June 2013 which further negatively impacted funding for infrastructure projects in 2013. Thus, the demand for our higher strength and higher margin rare earth coated products was still low in 2013. The demand for lower strength coated materials was at a higher level compared to higher strength coated materials and we decided to utilize our capacity to produce lower strength rare earth coated products to meet market demand and customer orders and generate more revenue in 2013. With our rare earth coating technology, we were able to produce these products with lower grade raw materials compared to traditional technology. As a result, we sold these products at a more competitive price than our competitors due to lower cost of raw materials and we were able to increase the sales of rare earth coated PC wires and PC strands by $8.7 million, or 10.5%, to $90.6 million for the year of 2013.

We expect several major bridges and infrastructure projects will commence construction in 2014 and most of these projects will require higher strength rare earth coated PC wires and PC strands. We expect demand for our higher strength rare earth coated products will gradually recover in the near future due to their anti-corrosion and other beneficial properties, including their long life span. In addition, because of the higher strength of the individual rare earth coated PC strands and wires, fewer wires and strands are required for these projects, thereby decreasing the overall cost to our customers. As a result, we expect that revenue generated by sales of our rare earth coated products will increase on a year over year basis in the near future.

The sales of zinc coated PC wires and PC strands were $10.0 million for the year of 2013, a decrease of $0.7 million or 6.2% compare to the prior year. The decrease of sales generated by zinc coated products in 2013 was primarily due to overall low demand and high inventory in the market.

The sales of plain surface PC strands and PC wires were $11.9 million for the year of 2013, a decrease of $9.2 million or 39.3% compare to the prior year. Our strategy is to focus on rare earth coated and zinc coated products which resulted in the decrease of the sales of plain surface PC strands and PC wires in 2013.

Other sales were $1.4 million for the year of 2013, decreased about 86.0% from $10.2 million for year of 2012. In 2012, we purchased more spare raw materials than actually needed in anticipation of more production of coated products and sold some of the raw materials to the market.

Cost of Goods Sold. Cost of goods sold was approximately $102.4 million during the year ended December 31, 2013, as compared to approximately $111.6 million during the year ended December 31, 2012, representing a decrease of 8.3%, or approximately $9.3 million. As a percentage of revenues, cost of goods sold decreased from 91.2 % to 89.9 % during the year ended December 31, 2013. This decrease primarily resulted from the decrease in sales and the decrease in the average price of raw materials in 2013.

Gross Profit and Gross Margin. Our gross profit is equal to the difference between our revenues and our cost of goods sold. Our gross profit increased 7.0% to approximately $11.5 million during the year ended December 31, 2013, from approximately $10.8 million for the same period in 2012. For the years ended December 31, 2013 and 2012, our gross margin was 10.1% and 8.8%, respectively. The increase of gross margin was primarily due to the decrease in the average price of raw materials and increased sales of higher margin products, partially offset by the decrease in the average unit price in 2013.

Selling Expenses. Selling expenses totaled $0.6 million for the year ended December 31, 2013, as compared to $0.9 million for the year ended December 31, 2012, a decrease of 31.8%. This decrease was attributable primarily to a decrease in commissions of sales agency and lower transportation cost during 2013.

General and Administrative Expenses. G&A expenses totaled $3.5 million for the year ended December 31, 2013, as compared to $4.0 million for the year ended December 31, 2012, a decrease of 11.8%. The decrease in 2013 was primarily due to the decrease in bad debt expense, partially offset by the increase of approximately $0.1 million in cost associated with research and development compared to 2012.

Operating Income. As a result of the foregoing, operating income for the year ended December 31, 2013 was approximately $7.4 million, an increase of 25.5% as compared to approximately $5.9 million for the same period in 2012. This was primarily due to higher overall gross margin and lower SG&A expenses in 2013 compared to 2012. As a percentage of net sales, operating income increased from 4.8% to 6.5% during the year ended December 31, 2013.

Income Taxes. We incurred income tax expenses of $1.2 million and $0.6 million in the fiscal years ended December 31, 2013 and 2012, respectively. Ossen Materials was subject to a 15% tax rate through 2013 as the result of its being designated a high-tech enterprise. In 2012, Ossen Materials renewed its status of high-tech enterprise, and will be subject to a 15% tax rate through 2015. Starting from January 1, 2012, Ossen Jiujiang enjoys a tax rate of 15% as it is considered as a high-tech enterprise by the PRC government.

Net Income. As a result of the foregoing, our net income totaled approximately $4.1 million for the year ended December 31, 2013, as compared to approximately $2.7 million for the year ended December 31, 2012, an increase of 49.8%.

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

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenues. During the year ended December 31, 2012, we had revenues of approximately $122.4 million as compared to revenues of approximately $118.6 million during year ended December 31, 2011, an increase of approximately $3.8 million, or 3.2%. The growth in our revenues during the year ended December 31, 2012 was attributable to increase in sales of zinc coated PC wires and PC strands and rare earth coated PC wires and PC strands, and other sales income, as partially offset by decrease in sales of plain surface PC strands and no sales of stabilized PC wires.

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

Sales of zinc coated products increased 87.4% from $5.7 million in 2011 to $10.7 million in 2012. As a percentage of total revenue, revenue contribution from zinc coated PC wires and PC strands increased slightly from 5% in 2011 to 8.7% in 2012. The increase of sales generated by zinc coated products in 2013 was primarily due to overall higher demand in the market.

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

Selling Expenses. Selling expenses totaled $0.9 million for the year ended December 31, 2012, as compared to $1.2 million for the year ended December 31, 2011, a decrease of 24.6%. This decrease was attributable primarily to a decrease in commissions of sales agency during 2012.

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

Income Taxes. We incurred income tax expenses of $0.6 million and $2.1 million in fiscal years ended December 31, 2012 and 2011, respectively. Ossen Materials was subject to a 15% tax rate through 2012 as the result of its being designated a high-tech enterprise. In 2012, Ossen Materials renewed its status of high-tech enterprise, and will be subject to a 15% tax rate through 2015. Starting from January 1, 2012, Ossen Jiujiang enjoys a tax rate of 15% as it is considered as a high-tech enterprise by the PRC government.

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

Contracts with distributors do not offer any chargeback or price protection. The Company experienced no product returns and recorded no reserve for sales returns for the years ended December 31, 2013, 2012 and 2011.

Research and Development

Research and development costs are expensed as incurred and totaled approximately $1,260,440, $1,132,256 and $755,746 for the years ended December 31, 2013, 2012 and 2011, respectively. Research and development costs are included in G&A in the accompanying statements of operations. Research and development costs are incurred on a project specific basis.

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

The Company also follows FASB ASC 740, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2013, the Company did not have a liability for unrecognized tax benefits.

The Company has not provided for income taxes on accumulated earnings amounting $41,518,259 that are subject to the PRC dividend withholding tax as of December 31, 2013, since these earnings are intended to be permanently reinvested.

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

Accounts Receivable

Accounts receivable are carried at net realizable value. The Company reviews its accounts receivables on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s historical payment history, its current credit-worthiness and current economic trends. Accounts are written off after exhaustive efforts at collection. If accounts receivable are to be provided for, or written off, they would be recognized in the consolidated statement of operations within operating expenses. Balance of allowance of doubtful accounts was $1,336,177 and $1,277,091 at December 31, 2013 and 2012, respectively.

Inventories

Inventories are stated at the lower of cost or net realizable value, which is based on estimated selling prices less any further costs expected to be incurred for completion and disposal. Cost of raw materials is calculated using the weighted average method and is based on purchase cost. Work-in-progress and finished goods costs are determined using the weighted average method and comprise direct materials, direct labor and an appropriate proportion of overhead. The Company considers a provision for excess, obsolete, or slow-moving inventory based on changes in customer demand, technology developments or other economic factors. At December 31, 2013 and 2012, the Company has no reserve for inventories.

Advance to Suppliers

Advance to Suppliers represents interest-free cash paid in advance to suppliers for purchases of raw materials. The balance of advance to suppliers was $50,614,815 and $77,948,496 at December 31, 2013 and 2012, respectively. Among the balance of $50,614,815, the aging of $26,922,732 was within 60 days, $18,176,284 was between 60-90 days and $5,515,799 was over 90 days. No allowance was provided for the prepayments balance at December 31, 2013.

In 2013, the PRC steel industry was still in a process of reducing inventory. We were able to receive raw materials delivered by our suppliers in 2013 at a discounted price, locked in by prepayments. We expect to continue gradually reducing our balance of advance to suppliers once market conditions improve.

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

Impairment of Long-Lived Assets

Long-lived assets are evaluated for impairment periodically whenever events or changes in circumstances indicate that their related carrying amounts may not be recoverable in accordance with FASB ASC 360, “Property, Plant and Equipment”.

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

No impairment loss is subsequently reversed even if facts and circumstances indicate recovery. There was no impairment loss recognized for the years ended December 31, 2013, 2012 and 2011.

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

In March of 2013, the FASB issued Accounting Standards Update No. 2013-05 (“ASU 2013-05”) “Foreign Currency Matters, Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity.” The amendments clarify the applicable guidance for the de-recognition of all or a portion of a cumulative translation adjustment when an entity ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity or when other changes stipulated occur and involve a foreign entity. The amendments are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The Company will adopt ASU 2013-05 beginning January 1, 2014, and does not expect that the adoption to have a material impact on its consolidated financial statements.

In March of 2013, the FASB issued Accounting Standards Update No. 2013-11 (“ASU 2013-11”) “Income Taxes—Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry forward, a Similar Tax Loss, or a Tax Credit Carry forward Exists.” The amendments clarify that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss, similar tax loss, or tax credit carry forward, except as noted in the following sentence. To the extent a net operating loss, similar tax loss, or tax credit carry forward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such a purpose, then under this exception the unrecognized tax benefit is to be presented in the financial statements as a liability and should not be combined with (netted with) the deferred tax asset(s). The assessment of whether a deferred tax asset is “available” is based on the unrecognized tax benefit and deferred tax asset amounts that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Company will adopt ASU 2013-11 beginning January 1, 2014, and does not expect that the adoption to have a material impact on its consolidated financial statements.

5B. Liquidity and Capital Resources

The major sources of our liquidity for fiscal years 2013, 2012 and 2011 were bank borrowings, including loans from banks and bank acceptance notes. In addition, in December 2010, we issued 5 million shares in the form of American Depositary Receipts for net proceeds of approximately $20.3 million. We expect to finance our operations and working capital needs in the near future from cash generated from operations and short-term borrowings.

Our cash and cash equivalents, which are denominated in RMB, were approximately $1.1 million at December 31, 2013, as compared to $2.0 million at December 31, 2012 and $1.6 million at December 31, 2011. Our restricted cash was approximately $31.8 million at December 31, 2013, as compared to $25.4 million at December 31, 2012 and $19.8 million at December 31, 2011. We believe that our cash reserves, together with expected cash flow from operations and short-term loans, are sufficient to allow us to continue to operate for the next 12 months. For details of our bank loans and notes payables please see “Bank Loans and Bank Acceptance Notes” below.

We received net proceeds of $20.3 million from our initial public offering in December 2010. Our intention was to use the proceeds to increase our production capacity for rare earth coated products. However, our capacity expansion plan was delayed due to among other reasons, the inability of our European supplier to fulfill the contract in 2011 and 2012, and the new technology development in our industry. Furthermore, due to tight lending conditions in the PRC in 2013, we used the proceeds to help financing our working capital.

We are developing rare earth coating application for zinc-aluminum alloy coated products, which are more corrosion-resistant than zinc coated products. We will continue our expansion plan pending the completion of development of the method to apply rare earth in zinc-aluminum alloy coating process. We currently estimate that the entire cost of this expansion will be approximately $22 million. We intend to fund the costs of this expansion from short-term bank loans, other sources of financing, or cash from operations.

Accounts Receivable

Our domestic customers generally pay between 90-120 days after receiving the materials at their construction site. Our accounts receivable decreased to $45.7 million at December 31, 2012 from $48.0 million at December 31, 2011 as a result of increased efforts to collect and monitor accounts receivable in 2012. As of December 31, 2013, our accounts receivable increased to $48.2 million from $45.7 million at December 31, 2012. The increase was primarily due to the conservative monetary policy maintained by the Chinese government in 2013 and a temporary shortage of liquidity in Chinese inter-bank market in June 2013. We have collected 34.2% of the $48.5 million of accounts receivable outstanding as of December 31, 2013 in cash as of the date of this filing. See note 2 to our audited financial statements for a schedule of our valuation account. We do not expect our accounts receivable to decrease to 2008 levels (i.e., 60 days) until we significantly increase our international sales, which is not currently our business plan for the near future. During 2013, our international customers were located primarily in Asia and Australia, but not in Europe or the United States. We expect that trend to continue in the near future since the United States and the EU will not lift anti-dumping duties in near future and the Chinese market is expected to continue to grow. However, if opportunities arise in the U.S. or EU markets or in other international markets for us to win bids on projects or to reengage with former customers or establish relationships with new customers, we would pursue such opportunities.

The average Days Sales Outstanding (“DSO”) of 2012 and 2013 were 140 days and 150 days, respectively. The DSO as of December 31, 2012 and 2013 were 136 days and 154 days, respectively. This was primarily related to a temporary shortage of liquidity in Chinese inter-bank market in June 2013. A number of banks temporarily halted lending to businesses for a couple of weeks in mid 2013. Consequently, some of our customers delayed payment to us and therefore increased our account receivables balance and time to collect revenue after sales.

As of Date	Account Receivables Balance (in US Dollars)	<60 days	60-90 days	90-180 days	>180 days

Dec. 31, 2013	48,200,076	22,769,650	7,479,699	6,274,647	12,089,861
Dec. 31, 2012	45,734,381	23,701,867	4,173,095	211,229	17,648,190

Approximately 22.5%, or $2.7 million of $12.1 million of accounts receivable aged over 180 days as of December 31, 2013 were from the Ministry of Railway. As of April 25, 2014, we have collected approximately $16.5 million or 34.2% of the $48.2 million of accounts receivable outstanding as of December 31, 2013 in cash.

Major Customers

During the years ended December 31, 2013, 2012 and 2011, our six largest customers contributed 61.3%, 78.1% and 64.2% of our total sales, respectively. See “Business—Our Customers” above. As a result of our reliance on a limited number of customers, we may face pricing and other competitive pressures, which may have a material adverse effect on our profits and our revenues. The volume of products sold for specific customers varies from year to year, especially since we are not the exclusive provider for any customers. In addition, there are a number of factors, other than our performance, that could cause the loss of a customer or a substantial reduction in the products that we provide to any customer and that may not be predictable. For example, our customers may decide to reduce spending on our products due to insufficient funding or delay of the project, or a customer may no longer need our products following the completion of a project. The loss of any one of our major customers, a decrease in the volume of sales to these customers or a decrease in the price at which we sell our products to them could materially adversely affect our profits and our revenues.

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

Bank Loans and Bank Acceptance Notes

At December 31, 2013, we had approximately $27.3 million of short-term bank loans and $51.0 million of bank acceptance notes outstanding, as compared to approximately $50.7 million of short-term bank loans and $36.9 million of bank acceptance notes outstanding at December 31, 2012 and $48.0 million and $24.8 million at December 31, 2011, respectively. The decreased balance in 2013 was primarily due to the conservative monetary policy maintained by the Chinese government and a temporary shortage of liquidity in Chinese inter-bank market in 2013.

As our domestic sales in China, as percentage of total sales, increased in 2011, 2012 and 2013, our use of bank acceptance notes as a settlement vehicle also increased. Our notes payable of $51.0 million at December 31, 2013 represented the amount of bank acceptance notes our suppliers received from us for our purchases of raw materials. These notes are issued by financial institutions, typically by banks, that entitle our suppliers to receive the full face amount from the bank or financial institution at maturity. Our notes payable are interest-free and range from six months to one year from the date of issuance. These notes are subject to bank charges of 0.05% of the principal amount as commission on each issuance and in total are secured by $31.8 million restricted cash as of December 31, 2013. Bank acceptance notes are commonly used in domestic China due to their enhanced credibility and the liquidity it provides to the bearer. The bearer always has the option to cash the bank acceptance notes before maturity at its issuing bank and receive a discounted amount in cash. We expect that bank acceptance notes will continue to account for a material portion of our total receivables and payables in the near future.

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

The weighted average annual interest rate of our short-term bank loans was 7.00%, 6.75% and 7.54% as of December 31, 2013, 2012 and 2011, respectively. Interest expense was $2.7 million, $3.3 million and $3.0 million for the years ended December 31, 2013, 2012 and 2011, respectively.

We experienced difficulties in the acquisition and rollover of the short-term bank loans during June 2013 due to a temporary shortage of liquidity in China inter-bank market. In late June, the People’s Bank of China injected liquidity to several major banks in China and consequently the temporary shortage of liquidity was relieved. Since then, we have not experienced any difficulties in the acquisition and rollover of the short-term bank loans that we use to fund our daily operations. We anticipate rollovers of all current facilities that are set to mature in 2014 and do not anticipate a reduction in the availability of short-term bank loans to fund our operations and meet our growth objectives. Four of our affiliates, namely Shanghai Zhaoyang, Ossen Material Research (formerly Shanghai ZFX), Shanghai Ossen, and Ossen Shanghai have provided guarantees for certain of our short-term bank loans for no consideration. There can be no assurance that Shanghai Zhaoyang, Ossen Material Research, Ossen Shanghai, and Shanghai Ossen will be willing or able to continue to provide similar guarantees on this basis with respect to future borrowings. Shanghai Zhaoyang owned a 30% interest in Shanghai Ossen Investment Holding (Group) Co., Ltd., of which Dr. Tang, our chairman, is president before April 1, 2013. Shanghai Zhaoyang is no longer the Company’s related party following the Stock Transfer Agreement signed on March 31, 2013 with 30% interest in Ossen Shanghai was transferred to Dr. Tang.

Working Capital

Our working capital was approximately $85.7 million at December 31, 2013, as compared to $70.8 million at December 31, 2012 and $70.8 million at December 31, 2011.

The working capital increase of $14.9 million in 2013 as compared with 2012 was due primarily to a $6.4 million increase in restricted cash, a $9 million increase in inventories, and an $11.1 million increase in notes receivable from related party, and a $23.4 million decrease in short-term bank loans, offset by a $27.3 million decrease in prepayments and a $14.0 million increase in bank acceptance notes.

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

Cash Flows

Our revenue decreased 6.9% in 2013 compared to 2012 and increased only 3.2% in 2012 compared to 2011 because of unfavorable market conditions and China’s slowing economy growth in the last two years, especially 2013. Our cash flow from operations in 2013 was positive primarily due to a $27.3 million decrease in prepayments to suppliers. With increased earnings ability and improvement of market conditions, we expect that our cash position should continue to improve in the coming years.

Years Ended December 31, 2013 and 2012

The following table sets forth a summary of our net cash flow information for the periods indicated:

(All amounts in U.S. dollars)

	Year Ended December 31,
	2013	2012
	(Audited)	(Audited)

Net cash provided by (used in) operating activities	$10,011,383	$(8,767,390)

Net cash provided by (used in) investing activities	8,055,576	(32,982)

Net cash provided by (used in) financing activities	(22,060,165)	8,159,102

Operating Activities

Net cash provided by operating activities was approximately $10.0 million in 2013, as compared to $8.8 million of net cash used in operating activities in 2012. This increase in cash provided by operating activities was the result of a $2.4 million increase in net income, a $27.3 million decrease in advance to suppliers due to the delivery of raw materials to us in 2013, offset by a $2.5 million increase in accounts receivable, an $8.9 million increase in inventories due to the delivery of raw materials to us in 2013, and an $11.1 million increase in notes receivable from a related party.

Investing Activities

Net cash provided by investing activities was $8.1 million in 2013, as compared to $0. 03 million of net cash used in investing activities in 2012. The increase in cash provided by investing activities was the result of an $8.1 million withdrawal for prepayment for equipments of expansion plan.

Financing Activities

Net cash used in financing activities in 2013 was approximately $22.1 million, as compared to approximately $8.2 million of net cash provided by financing activities in 2012. The significant decrease in cash provided by financing activities was the result of decrease in proceeds from short-term bank loans, and increases in repayments of long-term bank loans and repayment of notes payable, partially offset by increase in proceeds from notes payable.

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

Financing Activities

Net cash provided by financing activities in 2012 was approximately $8.2 million, as compared to approximately $7.7 million in 2011. The slight increase in cash provided by financing activities was the result of increase in proceeds of notes payable to pay for advances to suppliers.

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

5.E. Off-Balance Sheet Arrangements

As of December 31, 2012 we guaranteed $15.9 million of short term debt and $12.9 million of notes payable of Shanghai Pujiang. As of December 31, 2013 we guaranteed $11.3 million of short term debt and $17.6 million of notes payable of Shanghai Pujiang. As of December 31, 2013, we guaranteed $4.8 million of short term debt of Ossen Material Research and Ossen Material Research guaranteed $14.4 million of our short term debt. We do not have any other off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our investors.

5.F. Tabular Disclosure of Contractual Obligations

Our contractual obligations consist of short-term and long-term debt obligations. The following table sets forth a breakdown of our contractual obligations as of December 31, 2013:

	Payments due by period
		Less than			More than
CONTRACTUAL OBLIGATIONS	Total	1 year	1-3 years	3-5 years	5 years

Short-term debt obligations (1)	78,273,574	78,273,574
Interest Commitments – Short term bank loans	1,139,579	1,139,579
Total

(1) Attributable to short-term bank loans and bank acceptance notes.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors, Executive Officers and Key Employees

The following table sets forth the name, age, positions and a brief description of the business experience of each of our directors, executive officers and key employees as of the date hereof.

Name	Position(s)	Age

Liang Tang	Chairman of Board	46

Wei Hua	Chief Executive Officer and Director	51

Feng Peng	Chief Financial Officer	40

Junhong Li	Director	47

Xiaobing Liu	Director	54

Yingli Pan	Director	59

Zhongcai Wu	Director	64

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

Mr. Feng Peng was appointed as our Chief Financial Officer in March 2013. Mr. Peng served as Senior Vice President at MZ Group from August 2007 until September 2013. He has 6 years experience with U.S. listed Chinese companies. He has conducted extensive financial and industry due diligence, performed analysis on companies’ financial statements, and provided management teams of client companies with extensive coaching, including detailed intelligence on investor expectations, perceptions and concerns, industry analysis, compliance, and reporting and disclosure requirements. Prior to working at MZ Group, he served in various capacities at Thomson Financial and Citigroup. Mr. Peng has been trained in both Finance and Accounting. Mr. Peng graduated from New Jersey Institute of Technology in Computer Science, earning a Master of Science degree. Mr. Peng earned a bachelor’s degree in Automation Control from Shanghai Jiao Tong University in Shanghai, China in 1995. Mr. Peng is certified Senior International Finance Manager (SIFM) in China. Mr. Peng is fluent in English and Mandarin.

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

6.B. Compensation

For the year ended December 31, 2013, the aggregate cash compensation that we paid to our executive officers and directors was approximately $125,000. For the year ended December 31, 2012, the aggregate cash compensation that we paid to our executive officers and directors was approximately $125,000. There are no service contracts between us and any of our directors, except for those directors who are also our executive officers. Pursuant to PRC law, 25% of our executive officers’ salaries have been set aside for pension and retirement.

Employment Agreements

We have entered into an employment agreement with Dr. Liang Tang. Dr. Tang is employed as Chairman of the Board of our Company. The term of his agreement expired on December 31, 2013. The agreement has been renewed for three years and the term of his agreement expires on December 31, 2016. We compensate Dr. Tang at an annual rate of approximately $14,106. We may terminate the employment agreement for cause as specified in the agreement. Dr. Tang may terminate the employment agreement with thirty days written notice. The employment agreement may be renewed upon the mutual agreement of the parties.

We have entered into an employment agreement with Mr. Feng Peng. Mr. Peng is employed as Chief Financial Officer of our Company. The term of his agreement is from March 1, 2013 until March 1, 2014 and the agreement may be automatically renewed for one year terms thereafter. As of the date hereof, the term of the agreement has been automatically extended to March 2015. We compensate Mr. Peng at an annual rate of approximately $69,000. We may terminate the agreement for cause as specified in the agreement.

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

6.E. Share Ownership

As of April 25, 2014, 19,901,959 of our ordinary shares were outstanding. Holders of our ordinary shares are entitled to vote together as a single class on all matters submitted to shareholders for approval. No holder of ordinary shares has different voting rights from any other holders of ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. Approximately 6,061,459 of our ordinary shares represented by American Depositary Receipts are held by an aggregate of 1 record holder in the United States.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The percentages of shares beneficially owned in the table below are based on 19,901,959 ordinary shares outstanding as of April 25, 2014.

The following table sets forth information with respect to the beneficial ownership of our common shares as of April 25, 2014 by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our outstanding ordinary shares.

Unless otherwise noted below, the address for each listed shareholder, director or executive officer is 518 Shangcheng Road, Floor 17, Shanghai, 200120, People’s Republic of China.

Name					Number	Percent

Directors, Executive Officers and 5% Shareholders (1) :

Liang Tang					11,889,500	59.4%

Wei Hua (2)					600,000	3.0%

Feng Peng					-	-

Junhong Li					-	-

Xiaobing Liu	-	-	-	-	-	-

Yingli Pan	-	-	-	-	-	-

Zhongcai Wu	-	-	-	-	-	-

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Percentage of beneficial ownership of each listed person is based on ordinary shares outstanding as of the date of this filing, including ordinary shares convertible from all outstanding preferred shares, and the ordinary shares underlying any options and warrants exercisable by such person within 60 days of the date of this filing. Percentage of beneficial ownership of each listed person is based on ordinary shares outstanding as of March 30, 2013 and the ordinary shares underlying any options and warrants exercisable by such person within 60 days of the date of this filing.

(2)	The spouse of our chief executive officer, Wei Hua, owns 100% of the shares of Fascinating Acme Development Ltd., which owned 3% of the shares of Ossen Innovation Group prior to the business combination, and owns 3% of our shares since the business combination. Mr. Hua may be deemed to beneficially own these shares under SEC rules and regulations.

Stock Option Plan

On July 26, 2010, our board of directors adopted the Ossen Innovation Co., Ltd. 2010 Stock Option Plan, or the 2010 Plan. To date, an option to acquire 150,000 ordinary shares was issued to our former chief financial officer, Yilun Jin, under the 2010 Plan. The 2010 Plan allows us to grant stock options to our officers, directors, and executive, managerial, professional or administrative employees of ours or our subsidiaries or joint ventures, and to our consultants. We refer to these individuals collectively as key persons. Up to ten percent of our outstanding ordinary shares may be issued under the 2010 Plan. The purpose of the 2010 Plan is to provide certain key persons, on whose initiative and efforts the successful conduct of our business depends, with incentives to: (a) enter into and remain in our service, (b) acquire a proprietary interest in our success, (c) maximize their performance and (d) enhance our long-term performance (whether directly or indirectly through enhancing the long-term performance of a subsidiary, joint venture or consultant).

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

7.B. Related Party Transactions

Transfers of Shares Between Related Parties

Several of our subsidiaries and affiliates which are, or at one time were, controlled by our chairman, transferred shares with other entities controlled by Dr. Tang. See the discussion under Item 4.C above for a description of these transactions.

Issuance of Shares to Related Parties

The spouse of our chief executive officer, Wei Hua, owns 100% of the shares of Fascinating Acme Development Ltd., which owns 3% of our outstanding ordinary shares. The spouse of the chief executive officer of Ossen Material Research, which is an affiliated company of ours that supplies us with raw materials, owns 100% of the shares of Gross Inspiration Development Ltd., which owns 3% of our outstanding ordinary shares.

Purchases from a Related Party

Historically, we have purchased a significant percentage of our raw materials from an affiliated entity, Ossen Material Research (formerly Shanghai ZFX), an agent that supplies steel wire rods to prestressed concrete manufacturers in China such as our company. Ossen Material Researchis controlled by our chairman, Dr. Tang. Ossen Material Research is a member of the Ossen Group, whose relationship to us is described above under the heading “Business – Overview.”

Ossen Material Research procures materials from the limited number of high quality manufacturers and suppliers of our raw materials in the PRC. However, since the introduction in 2009 of our rare earth coated materials, which undergo a coating process that reduces the loss in strength and performance that prestressed materials otherwise undergo during our manufacturing processes, we have lowered the standards for strength and performance requirements for our raw materials. As a result, we have been able to expand our supplier base to include suppliers of products with lower levels of strength and performance and have not relied on supplies from Ossen Material Research.

We acquired 1.9%, 3.2% and 0% of our raw materials from Ossen Material Research in the years ended December 31, 2013, 2012 and 2011, respectively. We expect that we will continue to purchase the bulk of our supplies from unaffiliated suppliers in the future, as we did in 2013. Specifically, as we expand our rare earth business, we anticipate that our purchases from Ossen Material Research will remain at or near their levels in 2013.

The contracts between us and Ossen Material Research are typically for one year and generally specify the name of the products, specifications, price and quantity. Pursuant to the contracts, we must take delivery of the materials within a specified number of days. If we disagree with the quality of the materials received, we must notify Ossen Material Research in writing within thirty days of receipt of the materials. The materials may be paid for by cash or bank acceptance notes. If we determine a change is necessary to the method of taking delivery, product ordered, steel or product specifications or quantity, we must notify Ossen Material Research in writing at least thirty days in advance. We or Ossen Material Research may rescind the contract/purchase order, which must be negotiated to the mutual agreement of both parties.

Management believes the transactions referenced above were on terms at least as favorable to us as we could have obtained from unaffiliated parties.

Sales to a Related Party

We have sold a certain amount of our products to Shanghai Zhaoyang New Metal Material Co., Ltd., an entity that owned a 30% interest in Shanghai Ossen Investment Holding (Group) Co., Ltd., of which Dr. Tang, our chairman, is president before April 1, 2013. Shanghai Zhaoyang was no longer the Company’s related party following the Stock Transfer Agreement signed on March 31, 2013 with 30% interest in Ossen Shanghai was transferred to Dr. Tang. In 2013, 2012 and 2011, we generated approximately 9.0%, 5.8% and 6.6% of our revenues from sales to Shanghai Zhaoyang.

Guarantees

During the years ended December 31, 2013, 2012 and 2011 , Shanghai Zhaoyang, an affiliate of ours, Shanghai Ossen, an affiliate of ours, and Ossen Material Research (formerly Shanghai ZFX) , an affiliate of ours, and Ossen Shanghai, an affiliate of ours, provided guarantees for certain of our short-term and long-term bank loans. The term of each of the short-term loans is within one year. The term of the long-term loans is within three years. The purpose of these loans is to fund our working capital needs. Local banks have required guaranties pursuant to their standard regulations. Shanghai Ossen Investment Co., Ltd. is a member of the Ossen Group, whose relationship to us is described above under the heading “Business – Overview.”

Shanghai Ossen guaranteed loans in the amount of $0 in 2013, $7.9 million in 2012 and $18.7 million in 2011. Ossen Material Research guaranteed loans in the amount of $9.2 million, $30.6 million and $32.4 million in 2013, 2012 and 2011, respectively. Ossen Material Research guaranteed notes payable in the amount of $3.2 million, $26.2 million and $12.8 million in 2013, 2012 and 2011, respectively. Shanghai Zhaoyang guaranteed loans in the amount of $0 in 2013 and $4.8 million in 2012. Shanghai Zhaoyang guaranteed notes payable in the amount of $0 in 2013, $3.2 million in 2012 and $9.7 million in 2011. Ossen Shanghai guaranteed loans in the amount of $1.9 million in 2013. These guarantees in 2013 were provided for no consideration. In addition, in 2013, 2012 and 2011 we guaranteed loans in the amount of $11.3 million, $15.9 million and $13.4 million and notes payable in the amount of $17.6 million, $12.9 million and $0 for Shanghai Pujiang.

There can be no assurance that Shanghai Zhaoyang, Ossen Material Research, Shanghai Ossen and Ossen Shanghai will be willing or able to continue to provide similar guarantees on this basis with respect to future borrowings. The loans that have come due have been repaid by us in full.

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

9.A. Offer and Listing Details

Our ADS’s are listed for trading on the Nasdaq Capital Market under the symbol “OSN.” The shares began trading at $4.50 per ADS on December 21, 2010 on the Nasdaq Global Market. The listing of our ADS’s was transferred to the Nasdaq Capital Market on July 30, 2013. The trading price for the ADSs was $1.03 on April 25, 2014.

The table below sets forth for the periods indicated the high and low closing market prices of our ADS’s as reported on Nasdaq:

	High	Low
2011

	$4.98	$0.75

2012

First Quarter	$1.30	$0.82

Second Quarter	$1.37	$0.81

Third Quarter	$1.05	$0.88

Fourth Quarter	$1.02	$0.75

2013

First Quarter	$0.99	$0.80

Second Quarter	$0.84	$0.57

Third Quarter	$0.80	$0.50

Fourth Quarter	$1.56	$0.60

2014

First Quarter	$1.37	$1.08

The table below sets forth the high and low closing market prices for our shares on Nasdaq during the most recent six-month period:

	High	Low
2013

October	$1.47	$0.60

November	$1.56	$1.09

December	$1.45	$1.19

2014

January	$1.28	$1.08

February	$1.23	$1.09

March	$1.37	$1.09

9.B. Plan of Distribution

Not Applicable.

9.C. Markets

Our ADS’s are currently traded on the Nasdaq Capital Market.

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

Subject to the discussion of PFICs below, dividends paid on our ADSs or ordinary shares that are received by U.S. Holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15% for taxable years beginning on or before December 31, 2013), provided that such dividends meet the requirements of "qualified dividend income." For this purpose, qualified dividend income includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met, and the stock of the non-U.S. corporation with respect to which dividends are paid is readily tradable on an established securities market in the U.S. (such as the Nasdaq Capital Market). Dividends that fail to meet such requirements, and dividends received by corporate U.S. Holders, are taxed at ordinary income rates. No dividend received by a U.S. Holder will be a qualified dividend (i) if the U.S. Holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. Holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (ii) to the extent that the U.S. Holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ADS or ordinary share with respect to which the dividend is paid. If we were to be a "passive foreign investment company" (as such term is defined in the Code) for any taxable year, dividends paid on our ADSs or ordinary shares in such year or in the following taxable year would not be qualified dividends. In addition, a non-corporate U.S. Holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

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

We do not believe that we were a PFIC for our 2013 taxable year. However, because the determination of our PFIC status is based on such factual matters as the composition of our income and assets the valuation of our assets, and our market capitalization, there is no assurance that the United Stated Internal Revenue Service (“IRS”) will agree with our position for the 2013 taxable year or any prior taxable year. In addition, there can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2013 or in future taxable years.

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

Alternatively, if we were to be treated as a PFIC for any taxable year and provided that our ADSs or ordinary shares are treated as “marketable stock” (e.g., “regularly traded” on the Nasdaq Capital Market) a U.S. Holder may make a mark-to-market election. Under a “mark-to-market” election, in any taxable year that we are a PFIC, any excess of the fair market value of the ADSs or ordinary shares at the close of any taxable year over the U.S. Holder’s adjusted tax basis in the ADSs or ordinary shares is included in the U.S. Holder’s income as ordinary income. In addition, the excess, if any, of the U.S. Holder’s adjusted tax basis at the close of any taxable year over the fair market value of the ADSs or ordinary shares is deductible in an amount equal to the lesser of the amount of the excess or the amount of the net mark-to-market gains that the U.S. Holder included in income in prior years. A U.S. Holder’s tax basis in its ADSs or ordinary shares would be adjusted to reflect any such income or loss. For any taxable year that we are a PFIC, gain realized on the sale, exchange or other disposition of our ADSs or ordinary shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the ADSs or ordinary shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder. There can be no assurances that there will be sufficient trading volume with respect to the ADSs or ordinary shares for the ADSs or ordinary shares to be considered “regularly traded,” or that our ADSs or ordinary shares will continue to trade on the Nasdaq Capital Market. Accordingly, there are no assurances that our ADSs or ordinary shares will be marketable stock for these purposes.

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

As of December 31, 2013, 2012 and 2011, substantially all of our cash included bank deposits in accounts maintained within the PRC where there is currently no rule or regulation in place for obligatory insurance to cover bank deposits in the event of bank failure. However, we have not experienced any losses in such accounts and we believe we are not exposed to any significant risks on our cash in bank accounts.

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

Use of Proceeds

We completed our initial public offering of 5,000,000 ordinary shares, in the form of ADSs, at $4.50 per ADS in December 2010, after our ordinary shares and ADRs were registered under the Securities Act. The aggregate price of the offering amount registered and sold was $22.5 million, of which we received $20.3 million. The effective date of our registration statement on Form F-1 (File number: 333-168496) was December 20, 2011. Global Hunter Securities, LLC and Knight Capital Markets LLC acted as joint book-runners of our initial public offering.

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

We received net proceeds of $20.3 million from our initial public offering in December 2010. Our intention was to use the proceeds to increase our production capacity for rare earth coated products. However, our capacity expansion plan was delayed due to among other reasons, the inability of our European supplier to fulfill the contract in 2011 and 2012, and the new technology development in our industry. Furthermore, due to tight lending conditions in the PRC in 2013, we used the proceeds to help financing our working capital.

We are developing rare earth coating application for zinc-aluminum alloy coated products, which are more corrosion-resistant than zinc coated products. We will continue our expansion plan pending the completion of development of the method to apply rare earth in zinc-aluminum alloy coating process. We currently estimate that the entire cost of this expansion will be approximately $22 million. We intend to fund the costs of this expansion from short-term bank loans, other sources of financing, or cash from operations.

ITEM 15.	CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended. In 2013, the SEC requested that we review our analysis of Rule 5-04(c) of Regulation S-X and as a result, we amended our annual report for the year ended December 31, 2012 and filed a financial statement schedule with the amended annual report. In response to the SEC’s comment, we instituted corrective measures and evaluated the effectiveness of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), including Rule 5-04(c) of Regulation S-X and have included the financial statement schedule as required in this annual report. Our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

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

Our management has conducted an assessment, including testing of the design and the effectiveness of our internal control over financial reporting as of December 31, 2013. In making its assessment, management used the criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Based on this assessment, management concluded that our internal controls over financial reporting were effective as of December 31, 2013.

(c)	Attestation Report of Independent Registered Public Accounting Firm

We are a non-accelerated filer under the rules of the Securities and Exchange Commission. Accordingly, we are not required to include in this annual report an attestation report of our independent registered public accounting firm.

(d)	Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting during our fiscal year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(e)	Remediation Initiatives

In 2013, the Company’s audit committee of its Board of Directors further reviewed internal controls along with management and in cooperation with outside consultants in order to remediate all prior material weaknesses and internal control deficiencies.

Management took the following further specific actions to address the prior deficiencies that were identified in 2013 in order to strengthen our internal control over financial reporting:

●	reviewed documented policies, procedures and controls related to the key processes we use to identify material information, prepare regulatory filings and other public documents, and communicate information to external parties to ensure they are complete and effective;

●	reviewed documented controls and procedures to ensure they are properly implemented and effective to enhance the overall completeness, accuracy, consistency and timeliness of our disclosures;

●	identified and assessed key risks that may impact our ability to disclose material information and prepare regulatory filings that are complete, accurate, consistent and timely;

●	enhanced open and candid communication between all parties involved in operations, governance and financial and regulatory reporting, and a strong control and governance environment;

●	created positions and allocate sufficient resources to achieve an effective disclosure controls and procedures; and

●	established direct reporting procedures from the Chief Accounting Officer to the Chief Financial Officer to ensure a better overview of the Company’s financial reporting system by the CFO.

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

Our board of directors has adopted a code of business conduct and ethics. The purpose of the code is to promote ethical conduct and deter wrongdoing. The policies outlined in the Code are designed to ensure that our directors, executive officers and employees act in accordance with not only the letter but also the spirit of the laws and regulations that apply to our business. We expect our directors, executive officers and employees to exercise good judgment, to uphold these standards in their day-to-day activities, and to comply with all applicable policies and procedures in the course of their relationship with the company. Any amendment to or waivers of the Code for members of our board of directors and our executive officers that are required to be disclosed by the rules of the SEC or Nasdaq will be disclosed on our website at http://www.osseninnovation.com within four business days following the amendment or waiver. During fiscal year 2013, no amendments to or waivers from the Code were made or given for any of our executive officers.

Our code of business conduct and ethics are publicly available on our website at http://www.osseninnovation.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Year Ended December 31, 2013	Year Ended December 31, 2012

Audit fees*	$260,000	$285,000

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

On June 11, 2013, Ossen Innovation Co. Ltd. (the “Company”) engaged BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO China Shu Lun Pan”) as the Company’s independent registered public accounting firm to audit and review the Company’s consolidated financial statements effective immediately. The engagement was approved by the Audit Committee of the Board of Directors of the Company. During the fiscal years ended December 31, 2011 and 2012 and the subsequent interim period prior to the engagement of BDO China Shu Lun Pan, neither the Company nor any person acting on behalf of the Company consulted with BDO China Shu Lun Pan regarding any matter described in subsection (a)(2) of Item 16F of Form 20-F.

On June 11, 2013, the Company’s former independent accountant, BDO China Dahua CPA, Co. Ltd., (“BDO China Dahua”) was dismissed as independent accountant of the Company. The dismissal was approved by the Audit Committee of the Board of Directors of the Company. The reason for the dismissal is that the relationship between BDO International Limited and BDO China Dahua terminated.

BDO China Dahua’s reports on the Company’s financial statements for and as of the fiscal years ended December 31, 2011 and 2012 did not contain any adverse opinions or disclaimer of opinions, nor were the reports qualified or modified as to uncertainty, audit scope or accounting principles. During the Company’s fiscal years ended December 31, 2011 and 2012, and during the subsequent interim period, there were no disagreements between the Company and BDO China Dahua on any matter of accounting principles or practices, financial statement disclosure or auditing scope and procedure which, if not resolved to the satisfaction of BDO China Dahua, would have caused BDO China Dahua to make reference to the subject matter of the disagreement in connection with its report.

ITEM 16G.	CORPORATE GOVERNANCE

Our ADSs are listed on the Nasdaq Capital Market, or Nasdaq. As such, we are subject to corporate governance requirements imposed by Nasdaq. Under Nasdaq rules, listed non-US companies such as ourselves may, in general, follow their home country corporate governance practices in lieu of some of the Nasdaq corporate governance requirements. A Nasdaq-listed non-US company is required to provide a general summary of the significant differences to its US investors either on the company website or in its annual report distributed to its US investors. We are committed to a high standard of corporate governance. As such, we endeavor to comply with the Nasdaq corporate governance practices and there is no significant difference between our corporate governance practices and what the Nasdaq requires of domestic U.S. companies.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-46.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Documents

1.1	Amended and Restated Memorandum of Association (1)

1.2	Amended and Restated Articles of Association (1)

2.1	Form of American Depositary Receipt (included in Exhibit 2.3)

2.2	Form of Ordinary Share Certificate (1)

2.3	Form of Deposit Agreement (3)

4.1	Share Exchange Agreement between Ultra Glory International Ltd., the shareholder of Ultra Glory International Ltd., Ossen Innovation Materials Group Co., Ltd. and the Shareholders of Ossen Innovation Materials Group Co., Ltd., dated July 7, 2011 (2)

4.2	Employment Contract by and between Ossen Innovation Co., Ltd. and Liang Tang, dated January 1, 2014*

4.3	Employment Agreement, dated March 1, 2013, entered into by the Company and Feng Peng. (4)

8.1	Subsidiaries of the Registrant*

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

15.1	Letter from Dahua Certified Accountants LLP (formerly BDO China Dahua CPA, Co. Ltd.) to the Securities and Exchange Commission, dated April 29, 2014.*

101	Interactive Data File (XBRL).

* Attached as an exhibit hereto.

(1)	Incorporated by reference to our Registration Statement on Form F-1/A, filed on September 29, 2011.

(2)	Incorporated by reference to our Shell Company Report on Form 20-F, filed on July 12, 2011.

(3)	Incorporated by reference to our Registration Statement on Form F-6, filed on December 3, 2011.
(4)	Incorporated by reference to our Annual Report on Form 20-F, filed on April 30, 2013.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OSSEN INNOVATION CO., LTD.

/s/ Wei Hua

Name: Wei Hua
Title: Chief Executive Officer

Date: April 29, 2013

OSSEN INNOVATION CO., LTD.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

116

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONTENTS

PAGE	F-1-F-2	REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDED DECEMBER 31, 2013 AND 2012

PAGE	F-3-F-4	CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2013 AND 2012

PAGE	F-5	CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

PAGE	F-6	CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

PAGE	F-7-F-8	CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

PAGE	F-9 –F-46	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACOUNTING FIRM

Board of Directors and Shareholders

Ossen Innovation Co., Ltd.

Shanghai, China

We have audited the accompanying consolidated balance sheet of Ossen Innovation Co., Ltd. as of December 31, 2013 and the related consolidated statements of operations and other comprehensive income, shareholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ossen Innovation Co., Ltd. as of December 31, 2013 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

Shanghai, People’s Republic of China

April 29, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACOUNTING FIRM

Board of Directors and Shareholders

Ossen Innovation Co., Ltd.

Shanghai, China

We have audited the accompanying consolidated balance sheet of Ossen Innovation Co., Ltd. as of December 31, 2012 and the related consolidated statements of operations and other comprehensive income, shareholders’ equity, and cash flows for the two years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ossen Innovation Co., Ltd. as of December 31, 2012 and the results of its operations and its cash flows for the two years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO China Dahua CPA Co., Ltd.

Shenzhen, People’s Republic of China

April 29, 2013

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2013 AND 2012

	December,31
	2013	2012
ASSETS
Current assets
Cash and cash equivalents	$1,139,450	$1,996,764
Restricted cash	31,783,670	25,407,499
Note receivable-bank acceptance note	2,421,581	394,079
Accounts receivable, net of allowance for doubtful accounts of $1,336,177 and $1,277,091 at December 31, 2013 and 2012, respectively	48,200,076	45,734,381
Inventories	18,750,770	9,807,044
Advance to suppliers	50,614,815	77,948,496
Other current assets	3,447,886	1,904,626
Notes receivable from related party – bank acceptance notes	12,915,099	1,830,208
Total current assets	169,273,347	165,023,097
Property, plant and equipment, net	8,458,121	9,707,587
Land use rights, net	4,297,849	4,317,669
Prepayment for plant and equipment	-	7,933,361
TOTAL ASSETS	$182,029,317	$186,981,714

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2013 AND 2012 (Continued)

	December,31
	2013	2012
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes payable-bank acceptance notes	$50,990,427	$36,933,710
Short-term bank loans	27,283,147	50,679,026
Long term bank loans – current portion	-	4,438,386
Accounts payables	503,944	572,305
Customer deposits	2,908,271	384,602
Taxes payable	232,541	391,353
Other payables and accrued liabilities	1,549,748	805,196
Due to related party	16,911	-
Due to shareholder	50,000	-
Total current liabilities	83,534,989	94,204,578
TOTAL LIABILITIES	83,534,989	94,204,578

EQUITY
Shareholders' Equity
Ordinary shares, $0.01 par value: 100,000,000 shares authorized; 20,000,000 shares issued; 19,901,959 shares outstanding as of December 31, 2013 and 2012, respectively	200,000	200,000
Additional paid-in capital	33,971,455	33,971,455
Statutory reserve	4,615,699	4,179,027
Retained earnings	41,518,259	38,311,527
Treasury stock, at cost: 98,041 shares as of December 31, 2013 and 2012, respectively	(96,608)	(96,608)
Accumulated other comprehensive income	7,646,562	5,999,214
TOTAL SHAREHOLDERS’ EQUITY	87,855,367	82,564,615
Non-controlling interest	10,638,961	10,212,521
TOTAL EQUITY	98,494,328	92,777,136
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$182,029,317	$186,981,714

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

	Year Ended December 31,
	2013	2012	2011

REVEUNUES	$113,891,989	$122,397,886	$118,616,971
COST OF GOODS SOLD	102,353,957	111,611,457	96,588,172
GROSS PROFIT	11,538,032	10,786,429	22,028,799
Selling expenses	625,500	917,074	1,216,504
General and administrative expenses	3,485,118	3,950,934	2,747,514
Total Operating Expenses	4,110,618	4,868,008	3,964,018

INCOME FROM OPERATIONS	7,427,414	5,918,421	18,064,781
Financial expenses, net	(2,696,966)	(3,556,045)	(3,480,766)
Other income, net	558,426	911,430	609,666
INCOME BEFORE INCOME TAX	5,288,874	3,273,806	15,193,681
INCOME TAX	(1,219,030)	(557,428)	(2,139,029)
NET INCOME	4,069,844	2,716,378	13,054,652
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	426,440	335,099	1,506,947
NET INCOME ATTRIBUTABLE TO OSSEN INNOVATION CO., LTD AND SUBSIDIARIES	3,643,404	2,381,279	11,547,705

OTHER COMPREHENSIVE INCOME
Foreign currency translation gain	1,647,348	703,573	3,102,645
TOTAL OTHER COMPREHENSIVE INCOME	1,647,348	703,573	3,102,645
COMPREHENSIVE INCOME	$5,290,752	$3,084,852	$14,650,350

EARNINGS PER ORDINARY SHARE
Basic and diluted	$0.18	$0.12	$0.58
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic and diluted	19,901,959	19,942,333	20,000,000

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

	Total Ossen Innovation Co., Ltd. Shareholders’ Equity
	Ordinary Shares		Additional			Accumulated Other			Non
	$0.01 Par Value		Paid-in	Treasury stock		Comprehensive	Statutory	Retained	Controlling
	Shares	Amount	Capital	Shares	Amount	Income	Reserve	Earnings	Interest	Total
Balance at January 1, 2011	20,000,000	200,000	33,338,096	-	-	2,192,996	2,674,457	25,887,113	8,370,475	72,663,137
Net income	-	-	-	-	-	-	-	11,547,705	1,506,947	13,054,652
Transfer to statutory reserve	-	-	-	-	-	-	1,210,351	(1,210,351)	-	-
Share-based compensation to employee	-	-	105,605	-	-	-	-	-	-	105,605
IPO expense compensation	-	-	440,955	-	-	-	-	-	-	440,955
Foreign currency translation adjustment	-	-	-	-	-	3,102,645	-	-	-	3,102,645
Balance at December 31, 2011	20,000,000	200,000	33,884,656	-	-	5,295,641	3,884,808	36,224,467	9,877,422	89,366,994
Net income	-	-	-	-	-	-	-	2,381,279	335,099	2,716,378
Transfer to statutory reserve	-	-	-	-	-	-	294,219	(294,219)	-	-
Common shares repurchase	-	-	-	(98,041)	(96,608)	-	-	-	-	(96,608)
Share-based compensation to employee	-	-	86,799	-	-	-	-	-	-	86,799
Foreign currency translation adjustment	-	-	-	-	-	703,573		-	-	703,573
Balance at December 31, 2012	20,000,000	200,000	33,971,455	(98,041)	(96,608)	5,999,214	$4,179,027	38,311,527	$10,212,521	92,777,136
Net income	-	-	-	-	-	-	-	3,643,404	426,440	4,069,844
Transfer to statutory reserve	-	-	-	-	-	-	436,672	(436,672)	-	-
Foreign currency translation adjustment	-	-	-	-	-	1,647,348		-	-	1,647,348
Balance at December 31, 2013	20,000,000	$200,000	$33,971,455	(98,041)	$(96,608)	$7,646,562	$4,615,699	$41,518,259	$10,638,961	$98,494,328

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

	Year Ended December 31,
	2013	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$4,069,844	$2,716,378	$13,054,652
Adjustments to reconcile net income to net cash provided by/ (used in) operating activities:
Depreciation and amortization	1,564,973	1,601,197	2,007,263
Share-based compensation expense	-	86,799	105,605
Changes in operating assets and liabilities:
(Increase) Decrease In:
Accounts receivable	(2,465,695)	2,315,342	(34,717,230)
Inventories	(8,943,726)	7,415,620	10,727,118
Advance to suppliers	27,333,681	(36,557,323)	(16,318,824)
Other current assets	(1,543,260)	4,590,616	(3,151,939)
Notes receivable - bank acceptance notes	(2,027,502)	10,457,537	6,785,312
Notes receivable from related party - bank acceptance notes	(11,084,891)	(1,830,208)	3,024,895
Account receivable from related party	-	20,799	686,688
Increase (Decrease) In:
Accounts payable	(68,361)	(376,169)	(1,545,190)
Customer deposits	2,523,669	(75,312)	(373,853)
Income tax payable	(158,812)	386,561	(657,793)
Other payables and accrued expenses	744,552	480,773	229,913
Due to related party	16,911	-	-
Due to shareholder	50,000	-	-
Net cash provided by (used in) operating activities	10,011,383	(8,767,390)	(20,143,383)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	(16,361)	(32,856)	(156,288)
Withdraw (Prepayment) for purchases of plant and equipment	8,071,937	(1,584)	(5,941)
Disposal of property, plant and equipment	-	1,458	-
Net cash provided by (used in) investing activities	8,055,576	(32,982)	(162,229)

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011 (Continued)

	Year Ended December 31,
	2013	2012	2011
CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in restricted cash	(6,376,171)	(5,642,598)	(5,965,883)
Proceeds from short-term bank loans	41,531,691	68,716,602	75,184,567
Repayments of short-term bank loans	(66,189,540)	(66,384,299)	(65,543,772)
Proceeds from long-term bank loans	-	-	4,718,094
Repayments of long-term bank loans	(4,581,002)	(316,877)	-
Proceeds from notes payable-bank acceptance notes	98,467,000	76,842,639	50,433,168
Repayment of notes payable-bank acceptance notes	(84,912,143)	(64,959,757)	(51,598,637)
Repurchase of common share	-	(96,608)	-
IPO compensation	-	-	440,955
Net cash provided by (used in) financing activities	(22,060,165)	8,159,102	7,668,492

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,993,206)	(641,270)	(12,637,120)
Effect of exchange rate changes on cash	3,135,892	1,069,773	1,882,399
Cash and cash equivalents at beginning of period	1,996,764	1,568,261	12,322,982
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,139,450	$1,996,764	$1,568,261

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid during the periods:
Income taxes paid	$1,095,357	$310,355	$2,863,026
Interest paid	$2,865,902	$3,676,992	$2,998,929
Non-cash transactions:
Appropriation to statutory reserve	$436,672	$294,219	$1,210,351

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

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

The Company’s Shareholders

Dr. Tang, the Company’s chairman, owns 100% of the shares of Effectual Strength Enterprises Ltd., a British Virgin Islands company, which currently owns 59.4% of the Company’s outstanding ordinary shares. The spouse of the Company’s chief executive officer, Wei Hua, owns 100% of the shares of Fascinating Acme Development Ltd., which owns 3% of the Company’s outstanding ordinary shares. The spouse of the chief executive officer of Shanghai Ossen Material Research Institute Co. Ltd. (“Shanghai Ossen New Material” or formerly Shanghai ZFX), which is an affiliated company of the Company that supplies the Company with raw materials, owns 100% of the shares of Gross Inspiration Development Ltd., which owns 3% of the Company’s outstanding ordinary shares. Another 25% of the Company’s ordinary shares, or 5 million shares, were issued in the Company’s initial public offering in December 2010 and are currently trading on NASDAQ in the form of ADS’s. The holders of the remaining 9.6% of the Company’s shares are investors that are residents of the People’s Republic of China (“PRC”) and are unaffiliated with Ossen.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

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

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

At December 31, 2013, the subsidiaries of Ossen Innovation Co., Ltd were as follows:

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

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

	2013	2012	2011
Year end RMB: US$ exchange rate	6.1943	6.3086	6.3585
Average yearly RMB: US$ exchange rate	6.1122	6.3116	6.4640

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

The Company also derives an insignificant amount of revenue from providing services to select customers. Service revenues account for less than 2% of total revenues for all periods presented and is recognized upon delivery and acceptance of the finished products by the customer, or when pick up occurs. Contracts with distributors do not offer any chargeback or price protection. The Company experienced no product returns and recorded no reserve for sales returns for the years ended December 31, 2013, 2012 and 2011.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

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

Research and Development

Research and development costs are expensed as incurred and totaled approximately $1,260,440, $1,132,256 and $755,746 for the years ended December 31, 2013, 2012 and 2011, respectively. Research and development costs are included in G&A in the accompanying statements of operations. Research and development costs are incurred on a project specific basis.

Retirement Benefits

Retirement benefits in the form of contributions under defined contribution retirement plans to the relevant authorities are charged to operations as incurred. Retirement benefits of $198,019, $213,617 and $112,960 were charged to operations for the years ended December 31, 2013, 2012 and 2011, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company also follows FASB ASC 740, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2013, the Company did not have a liability for unrecognized tax benefits.

The Company has not provided for income taxes on accumulated earnings amounting $41,518,259 that are subject to the PRC dividend withholding tax as of December 31, 2013, since these earnings are intended to be permanently reinvested.

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

As a result, $436,672, $294,219 and $1,210,351 have been appropriated to the accumulated statutory reserves by the Company’s PRC subsidiaries for the years ended December 31, 2013, 2012 and 2011, respectively.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable

Accounts receivable are carried at net realizable value. The Company reviews its accounts receivables on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s historical payment history, its current credit-worthiness and current economic trends. Accounts are written off after exhaustive efforts at collection. If accounts receivable are to be provided for, or written off, they would be recognized in the consolidated statement of operations within operating expenses. Balance of allowance of doubtful accounts was $1,336,177 and $1,277,091 at December 31, 2013 and 2012, respectively.

Inventories

Inventories are stated at the lower of cost or net realizable value, which is based on estimated selling prices less any further costs expected to be incurred for completion and disposal. Cost of raw materials is calculated using the weighted average method and is based on purchase cost. Work-in-progress and finished goods costs are determined using the weighted average method and comprise direct materials, direct labor and an appropriate proportion of overhead. At December 31, 2013 and 2012, the Company has no reserve for inventories.

Advance to Suppliers

Advance to Suppliers represents interest-free cash paid in advance to suppliers for purchases of raw materials. The balance of advance to suppliers was $50,614,815 and $77,948,496 at December 31, 2013 and 2012, respectively. Among the balance of $50,614,815, the aging of $26,922,732 was within 60 days, $18,176,284 was between 60-90 days and $5,515,799 was over 90 days. No allowance was provided for the prepayments balance at December 31, 2013.

Customer Deposits

Customer deposits consist of amounts paid to the Company in advance for the sale of products in the PRC. The Company receives these amounts and recognizes them as a current liability until the revenue can be recognized when the goods are delivered. The balance of customer deposits was $2,908,271 and $384,602 at December 31, 2013 and 2012, respectively.

Prepayment for Property, Plant, and Equipment

Prepayment for property, plant, and equipment represents cash paid in advance to suppliers for purchases of property, plant, and equipment for capacity expansion. The balance of prepayment for property, plant and equipment was nil and $7,933,361 at December 31, 2013 and 2012, respectively.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

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

Impairment of Long-Lived Assets

Long-lived assets are evaluated for impairment periodically whenever events or changes in circumstances indicate that their related carrying amounts may not be recoverable in accordance with FASB ASC 360, “Property, Plant and Equipment”.

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

No impairment loss is subsequently reversed even if facts and circumstances indicate recovery. There was no impairment loss recognized for the years ended December 31, 2013, 2012 and 2011.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

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

In March of 2013, the FASB issued Accounting Standards Update No. 2013-05 (“ASU 2013-05”) “Foreign Currency Matters, Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity.” The amendments clarify the applicable guidance for the de-recognition of all or a portion of a cumulative translation adjustment when an entity ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity or when other changes stipulated occur and involve a foreign entity. The amendments are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The Company will adopt ASU 2013-05 beginning January 1, 2014, and does not expect that the adoption to have a material impact on its consolidated financial statements.

In March of 2013, the FASB issued Accounting Standards Update No. 2013-11 (“ASU 2013-11”) “Income Taxes—Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry forward, a Similar Tax Loss, or a Tax Credit Carry forward Exists.” The amendments clarify that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss, similar tax loss, or tax credit carry forward, except as noted in the following sentence. To the extent a net operating loss, similar tax loss, or tax credit carry forward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such a purpose, then under this exception the unrecognized tax benefit is to be presented in the financial statements as a liability and should not be combined with (netted with) the deferred tax asset(s). The assessment of whether a deferred tax asset is “available” is based on the unrecognized tax benefit and deferred tax asset amounts that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Company will adopt ASU 2013-11 beginning January 1, 2014, and does not expect that the adoption to have a material impact on its consolidated financial statements.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 3 – CONCENTRATION

Concentration of major customers and suppliers:

	Year ended December 31,
	2013		2012		2011

Major customers with revenues of more than 10% of the Company’s sales
Company A (3rd Party)	$18,570,574	16%	$47,193,174	39%	$29,905,914	25%
Company B (3rd Party)	-	-	25,522,442	21%	18,024,885	15%
Company C (3rd Party)	12,368,270	11%	-	-	-	-
Company D (3rd Party)	11,380,839	10%
Total Revenues	$42,319,683	37%	$72,715,616	60%	$47,930,799	40%

	Year ended December 31,
	2013		2012		2011

Major suppliers with purchases of more than 10% of the Company’s purchases
Company X (3rd Party)	$-	-	$39,484,102	44%	$11,261,250	17%
Company Y (3rd Party)	32,748,784	32%	-	-	15,225,509	22%
Company Z (3rd Party)	47,407,595	46%	30,028,975	33%	27,622,232	41%
Company U (3rd Party)	-	-	11,010,434	12%	9,045,436	13%
Total Purchase	$80,156,379	78%	$80,523,511	89%	$63,154,427	93%

Accounts receivable related to the Company’s major customers comprised 31% and 56% of all accounts receivable as of December 31, 2013 and 2012, respectively.

Accounts payable related to the Company’s major suppliers comprised 19% and nil of all accounts payable as of December 31, 2013 and 2012, respectively.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 4 – ACCOUNTS RECEIVABLE

Accounts receivable is net of allowance for doubtful accounts.

	December 31,
	2013	2012

Accounts receivable	$49,536,253	$47,011,472
Less: allowance for doubtful accounts	(1,336,177)	(1,277,091)
Accounts receivable, net	$48,200,076	$45,734,381

Changes in the allowance for doubtful accounts are as follows:

	December 31,
	2013	2012

Beginning balance	$1,277,091	$384,311
Provision/(Reverse) for doubtful accounts	59,086	892,780
Ending balance	$1,336,177	$1,277,091

NOTE 5 – INVENTORIES

	December 31,
	2013	2012

Raw materials	$12,785,087	$2,739,029
Work-in-progress	144,158	72,228
Finished goods	5,821,525	6,995,787
Inventories	$18,750,770	$9,807,044

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 6 – NOTES RECEIVABLE

Bank acceptance notes:	December 31,
	2013	2012

Due May 21, 2014	$161,439	$-
Due May 11, 2014	80,719	-
Due May 11, 2014	80,719	-
Due March 12, 2014, subsequently settled on due date	1,452,948	-
Due March 9, 2014, subsequently settled on due date	322,878	-
Due March 9, 2014, subsequently settled on due date	322,878	-
Due January 7, 2013, subsequently settled on due date	-	394,079
Total	$2,421,581	$394,079

Notes receivable are received from customers for the purchase of the Company’s products and are issued by financial institutions that entitle the Company to receive the full face mount from the financial institution at maturity, which bears no interest and generally ranges from three to six months from the date of issuance.

NOTE 7 – OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31,
	2013	2012

Refundable deposits with suppliers	$2,784,818	$1,585,138
Deposits for open project bids	129,151	120,838
VAT deductible	298,056	-
Other receivables	235,861	198,650
	$3,447,886	$1,904,626

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 8 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	December 31,
	2013	2012
At Cost:
Plant and buildings	$4,315,067	$4,236,885
Machinery and equipment	15,455,062	15,160,917
Motor vehicles	323,370	317,512
Office equipment	117,228	113,381
	20,210,727	19,828,695
Less: Accumulated depreciation
Buildings	(1,880,230)	(1,577,757)
Machinery and equipment	(9,482,821)	(8,178,929)
Motor vehicles	(280,778)	(260,263)
Office equipment	(108,777)	(104,159)
	(11,752,606)	(10,121,108)
Property, plant and equipment, net	$8,458,121	$9,707,587

Depreciation expense for the years ended December 31, 2013, 2012 and 2011 was $1,464,144, $1,503,554 and $1,911,923, respectively. As of December 31, 2013 and 2012, a net book value of $940,503 and $1,518,706, respectively, of property were used as collateral for the Company’s short-term and long-term bank loans.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 9 – LAND USE RIGHTS

Land use rights consist of the following:

	December 31,
	2013	2012

Cost of land use rights	$4,974,729	$4,884,596
Less: Accumulated amortization	(676,880)	(566,927)
Land use rights, net	$4,297,849	$4,317,669

Amortization expense for the years ended December 31, 2013, 2012 and 2011 was $100,828, $97,643 and $95,341, respectively. As of December 31, 2013 and 2012, a net book value of $2,735,916 and $2,747,396, respectively, were used as collateral for the Company’s short-term bank loans.

Amortization expense for the next five years and thereafter is as follows:

2014	$99,495
2015	99,495
2016	99,495
2017	99,495
2018	99,495
Thereafter	3,800,374
Total	$4,297,849

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 10 – RELATED PARTY TRANSACTIONS

(a)	Names and Relationship of Related Parties:

Existing Relationship with the Company
Dr. Tang	Chairman and controlling shareholder of the Company
Shanghai Ossen Material Research Insititute Co., Ltd. (Formerly Shanghai Zhengfangxing Steel Co., Ltd.) (“Ossen Material Research”)	Under common control of Dr. Tang
Shanghai Ossen Investment Co., Ltd. (“SOI”)	Under common control of Dr. Tang
Shanghai Ossen Investment Holdings (Group) Co., Ltd. (“Ossen Shanghai)	Under common control of Dr. Tang and Dr. Tang is the President
Shanghai Pujiang Cable Co., Ltd. (“Shanghai Pujiang”) Zhejiang Pujiang Cable Co., Ltd. (“Zhejiang Pujiang”)	Subsidiary of Ossen Shanghai since September 2010 Subsidiary of Shanghai Pujiang since December 2010

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 10 – RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Summary of Balances with Related Party:

	December 31,
	2013	2012
Notes receivable from related party:
Shanghai Pujiang, due June 6, 2014	$3,228,775	$-
Shanghai Pujiang, due March 12, 2014, subsequently settled on due date	1,614,387
Ossen Material Research, due May 19, 2014	4,843,163	-
Ossen Material Research, due March 9, 2014, subsequently settled on due date	1,614,387
Ossen Material Research, due February 20, 2014, subsequently settled on due date	1,614,387
Zhejiang Pujiang, due January 7, 2013, subsequently settled on due date	-	1,830,208
	$12,915,099	$1,830,208

The notes receivable from related party were bank acceptance notes endorsed from the Company’s customers.

	December 31,
	2013	2012
Due to related party:
Ossen Material Research	$16,911	$-
	$16,911	$-

Ossen Material Research is supplier of the Company. The balance of due to related party arises from the purchase of raw materials from Ossen Material Research. The balance of due to related party was all repaid subsequently.

	December 31,
	2013	2012
Due to shareholder:
Dr. Tang	$50,000	$-
	$50,000	$-

Dr. Tang is the chairman and controlling interest shareholder of the Company. From time to time, Dr. Tang paid operating expenses on behalf of the Company to assist with the Company’s cash needs for business purposes.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 10 – RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Summary of Related Party Transactions:

		December 31,
		2013	2012	2011
Ossen Material Research	Ossen Material Research provided guarantee for the bank loans borrowed by the Company	$4,035,969	$9,985,370	$26,105,707
	Ossen Material Research provided guarantee together with SOI for the short-term bank loans borrowed by the Company	$-	$4,755,413	$4,718,094
	Ossen Material Research provided guarantee together with Ossen Shanghai and Dr. Tang for the short-term bank loans borrowed by the Company	1,937,265	-	-
	Ossen Material Research provided guarantee together with Zhaoyang for the short-term bank loans borrowed by the Company	$-	$4,755,413	$-
	Ossen Material Research provided guarantee together with Dr. Tang for the short-term bank loans borrowed by the Company	$3,228,775	$11,095,964	$1,572,698
	Ossen Material Research provided guarantee for the notes payable issued by the bank	$3,228,775	$22,984,497	$3,145,396
	Ossen Material Research provided guarantee together with Zhaoyang for the notes payable issued by the bank	$-	$3,170,275	$9,672,092
	The Company provided guarantee for the short-term bank loans borrowed by Ossen Material Research	$4,843,162	$-	$2,395,047
	Ossen Material Research sold raw materials to the Company	$2,056,102	$2,999,097	$-

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(c) Summary of Related Party Transactions (Continued):

SOI	SOI provided guarantee for the short-term bank loans borrowed by the Company	$-	$3,170,275	$12,376,238
	SOI provided guarantee together with Ossen Material Research for the short-term bank loans borrowed by the Company	$-	$4,755,413	$4,718,094
	SOI provided guarantee together with Dr. Tang for the short-term bank loans borrowed by the Company	$-	$-	$1,572,698

Ossen Shanghai	Ossen Shanghai provided guarantee together with Ossen Material Research and Dr. Tang for the short-term bank loans borrowed by the Company	$1,937,265	$-	$-

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(c) Summary of Related Party Transactions (Continued):

Zhaoyang	Zhaoyang provided guarantee for the notes payable issued by the bank	$-	$-	$7,784,855
	Zhaoyang provided guarantee together with Ossen Material Research for the short-term bank loans borrowed by the Company	$-	$4,755,413	$-
	Zhaoyang provided guarantee together with Ossen Material Research for the notes payable issued by the bank	$-	$3,170,275	$9,672,092
	Zhaoyang purchased products from the Company	$5,148,724	$7,136,843	$7,775,696

Shanghai Zhaoyang New Metal Material Co., Ltd. (“Zhaoyang”) was no longer the Company’s related party following the Stock Transfer Agreement signed on March 31, 2013 with 30% interest in Ossen Shanghai was transferred to Dr. Tang.

Shanghai Pujiang	Shanghai Pujiang purchased products from the Company	$-	$-	$12,931,551
	The Company provided guarantee for the short-term bank loans borrowed by Shanghai Pujiang	$11,300,712	$15,851,377	$13,367,933
	The Company provided guarantee for the notes payable issued by Shanghai Pujiang	$17,550,330	$12,866,563	$-

Zhejiang Pujiang	Zhejiang Pujiang purchased products from the Company	$-	$440,107	$102,622-

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(c)	Summary of Related Party Transactions (Continued):

In accordance with ASC 810-10, “Consolidation”, the Company first evaluated that none of the related parties met the scope exceptions as outlined in the guidance. The Company then had to determine if it hold any variable interest in the related parties. The Company determined to have a variable interest in Shanghai Pujiang and Ossen Material Research because the Company guarantees $11,300,712 of the outstanding short term debt and $17,550,330 of notes payable of Shanghai Pujiang and $4,843,162 of the outstanding short term debt of Ossen Material Research. Next, the Company evaluated if Shanghai Pujiang or Ossen Material Research are variable interest entities. Using both qualitative and quantitative analysis, the Company does not have the power to direct Shanghai Pujiang and Ossen Material Research’s activities that significantly impact their economic performance and does not have the obligation to absorb losses or the right to receive benefits from the entities. Thus, the Company is not the primary beneficiary of Shanghai Pujiang and Ossen Material Research. As a result,.the Company determined Shanghai Pujiang and Ossen Material Research were not variable interest entities that require consolidation as defined in ASC 810. The Company determined Dr. Tang to be the primary beneficiary Shanghai Pujiang and Ossen Material Research because Dr. Tang is most closely associated with the Shanghai Pujiang and Ossen Material Research. Dr. Tang had the power to direct the activities of Shanghai Pujiang and Ossen Material Research that most significantly impact its economic performance and has the obligation to absorb losses of Shanghai Pujiang and Ossen Material Research that could potentially be significant or the right to receive benefits from the related parties that could potentially be significant.

The Company also evaluated the remaining related parties and affiliated entities under ASC 810 and because the Company does not guarantee the debt, the holders of the equity were at risk and therefore determined to be the primary beneficiary and these entities are not variable interest entities that require consolidation.

NOTE 11 – OTHER PAYABLES AND ACCRUED EXPENSES

Other payables and accrued expenses consist of the following:

	December 31,
	2013	2012
Other taxes payable	$405,705	$775,995
Accrued payroll & welfare	18,119	14,587
Accrued expense & liability	645,810	-
Deposits of purchasing materials	477,859	-
Others	2,255	14,614
	$1,549,748	$805,196

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 12 – NOTES PAYABLE

Bank acceptance notes:

	December 31,
	2013	2012
Due Jun 27,2014,	$807,194	$-
Due Jun 18,2014,	968,632	-
Due Jun 17,2014,	1,614,387	-
Due Jun 11,2014,	1,614,387	-
Due Jun 5,2014,	1,614,387	-
Due Jun 3,2014,	1,614,387	-
Due May 26,2014	1,614,387	-
Due May 21,2014	1,614,387	-
Due May 21,2014	807,194	-
Due May 21,2014	807,194	-
Due May 8,2014	807,194	-
Due May 8,2014	807,194	-
Due May 8,2014	1,614,387	-
Due May 8,2014	6,917,657	-
Due May 4,2014	1,614,387	-
Due April 12,2014, subsequently repaid on due date	807,194	-
Due April 12,2014, subsequently repaid on due date	807,194	-
Due April 11,2014, subsequently repaid on due date	1,614,387	-
Due March 30,2014, subsequently repaid on due date	1,614,387	-
Due March 30,2014, subsequently repaid on due date	1,614,387	-
Due March 13,2014, subsequently repaid on due date	1,614,387	-
Due March 5,2014, subsequently repaid on due date	1,614,387	-
Due March 5,2014, subsequently repaid on due date	1,614,387	-
Due January 30,2014, subsequently repaid on due date	1,130,071	-
Due January 25,2014, subsequently repaid on due date	1,130,071	-
Due January 25,2014, subsequently repaid on due date	1,130,071	-
Due January 25,2014, subsequently repaid on due date	807,194	-
Due January 23,2014, subsequently repaid on due date	1,614,387	-
Due January 22,2014, subsequently repaid on due date	1,614,387	-
Due January 17,2014, subsequently repaid on due date	807,194	-
Due January 12,2014, subsequently repaid on due date	807,194	-
Due January 4,2014, subsequently repaid on due date	1,614,387	-
Due January 4,2014, subsequently repaid on due date	968,632	-
Due January 4,2014, subsequently repaid on due date	645,755	-
Due January 4,2014, subsequently repaid on due date	1,614,387	-
Due January 4,2014, subsequently repaid on due date	968,632	-

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 12 – NOTES PAYABLE (CONTINUED)

Bank acceptance notes:

	December 31,
	2013	2012

Due Jun 17,2013, subsequently repaid on due date	-	792,569
Due Jun 17,2013, subsequently repaid on due date	-	1,585,138
Due Jun 6,2013, subsequently repaid on due date	-	792,569
Due Jun 6,2013, subsequently repaid on due date	-	792,569
Due May 19,2013, subsequently repaid on due date	-	396,284
Due May 19,2013, subsequently repaid on due date	-	396,284
Due May 19,2013, subsequently repaid on due date	-	792,569
Due May 19,2013, subsequently repaid on due date	-	1,585,138
Due May 16,2013, subsequently repaid on due date	-	792,569
Due May 6,2013, subsequently repaid on due date	-	396,284
Due May 6,2013, subsequently repaid on due date	-	792,569
Due May 6,2013, subsequently repaid on due date	-	1,585,138
Due May 6,2013, subsequently repaid on due date	-	396,284
Due April 23,2013, subsequently repaid on due date	-	1,585,138
Due April 23,2013, subsequently repaid on due date	-	1,585,138
Due March 28,2013, subsequently repaid on due date	-	792,569
Due March 28,2013, subsequently repaid on due date	-	1,585,138
Due March 24,2013, subsequently repaid on due date	-	3,170,275
Due March 21,2013, subsequently repaid on due date	-	1,585,138
Due March 12,2013, subsequently repaid on due date	-	1,585,138
Due March 11,2013, subsequently repaid on due date	-	1,585,138
Due March 10,2013, subsequently repaid on due date	-	1,585,138
Due March 6,2013, subsequently repaid on due date	-	1,585,138
Due March 6,2013, subsequently repaid on due date	-	1,585,138
Due February 3,2013, subsequently repaid on due date	-	1,268,110
Due February 3,2013, subsequently repaid on due date	-	1,268,110
Due January 19,2013, subsequently repaid on due date	-	1,268,110
Due January 19,2013, subsequently repaid on due date	-	1,268,110
Due January 12,2013, subsequently repaid on due date	-	1,268,110
Due January 12,2013, subsequently repaid on due date	-	1,268,110
Total	$50,990,427	$36,933,710

The interest-free notes payable, ranging from six months to one year from the date of issuance, are secured by $31,783,670 and $25,407,499 restricted cash as of December 31, 2013 and 2012, respectively. The related party guarantees the notes payable as Note 10.

All the notes payable are subject to bank charges of 0.05% of the principal amount as commission on each loan transaction. Bank charges for notes payable, included in financial expenses under the statements of operations, were $49,233, $38,421 and $25,217 for the years ended December 31, 2013, 2012 and 2011, respectively.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 13 – SHORT TERM BANK LOANS

Short-term loans are summarized as follows:

	Bank Name	Interest Rate per Annum	December 31,
			2013	2012
Due Dec 15,2014, guaranteed by Ossen Material Research	Agricultural Bank of China (“ABC”) Jiu Long Branch	7.80%	$4,035,969	$-
Due Dec 2,2014,	Anhui Commercial Bank (“ACB”) Fei Cui Branch	6.60%	1,614,387	-
Due Oct 20,2014, guaranteed by Ossen Material Research, Ossen Shanghai and Dr. Tang	China Everbright Bank (“CEB”) Ma An Shan Branch	6.90%	1,614,387	-
Due Oct 15,2014, collateral by Fixed assets and LUR	Anhui Rural Commercial Bank (“ARCB”) Ma An Shan Branch	7.20%	6,457,550	-
Due Aug 22,2014, guaranteed by Dr. Tang	China Construction Bank (“CCB”) Jiu Jiang Branch	6.00%	4,035,969	-
Due June 16,2014, collateral by Accounts receivable	Industrial and Commercial Bank of China (“ICBC”) Ma An Shan Branch	6.60%	1,937,265	-
Due May 7,2014, guaranteed by Dr. Tang	Bank of Communication Ma An Shan Branch	7.50%	1,614,387	-
Due February 7,2014, collateral by Accounts receivable subsequently repaid on due date	ICBC Ma An Shan Branch	6.60%	2,421,581	-
Due January 17,2014, guaranteed by Ossen Material Research and Dr. Tang subsequently repaid on due date	Bank of China (“BOC”) Ma An Shan Branch Branch	7.28%	3,228,775	-
Due January 9,2014, guaranteed by Ossen Material Research, Ossen Shanghai and Dr. Tang subsequently repaid on due date	CEB Ma An Shan Branch	7.54%	322,877	-

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 13 – SHORT TERM BANK LOANS (CONTINUED)

	Bank Name	Interest Rate per Annum	December 31,
			2013	2012
Due Dec 13,2013, guaranteed by Ossen Material Research and Zhaoyang subsequently repaid on due date	ABC Jiu Long Branch	6.45%	$-	$4,755,413
Due Nov 7,2013, subsequently repaid on due date	ACB Fei Cui Branch	6.80%	-	1,585,138
Due Oct 24,2013, collateral by LUR subsequently repaid on due date	ARCB Ma An Shan Branch	7.20%	-	3,170,275
Due Oct 17,2013, guaranteed by SOI subsequently repaid on due date	ARCB Ma An Shan Branch	7.20%	-	3,170,275
Due Sep 25,2013, guaranteed by Ossen Material Research and SOI subsequently repaid on due date	ACB Fei Cui Branch	6.80%	-	1,585,138
Due Sep 20,2013 guaranteed by Ossen Material Research and Dr. Tang subsequently repaid on due date	CEB Ma An Shan Branch	7.54%	-	792,569
Due Aug 19,2013, subsequently repaid on due date	ICBC Ma An Shan Branch	6.60%	-	1,585,138
Due July 23,2013, subsequently repaid on due date	ICBC Jiu Jiang Ba Li Hu Branch	6.31%	-	1,743,652
Due June 15,2013, guaranteed by Ossen Material Research subsequently repaid on due date	BOC Jiu Jiang Branch	5.88%	-	1,268,096
Due June 4,2013, guaranteed by Ossen Material Research and Dr. Tang subsequently repaid on due date	CEB Ma An Shan Branch	7.54%	-	4,755,413

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 13 – SHORT TERM BANK LOANS (CONTINUED)

	Bank Name	Interest Rate per Annum	December 31,
			$ 2013	$ 2012
Due May 29, 2013, subsequently repaid on due date	CEB Ma An Shan Branch	6.56%	-	1,505,881
Due May 8,2013, subsequently repaid on due date	BOC Ma An Shan Branch	7.82%	-	5,662,112
Due May 7,2013, guaranteed by Ossen Material Research and SOI, subsequently repaid on due date	BOC Ma An Shan Branch	7.82%	-	1,585,138
Due April 28,2013, subsequently repaid on due date	ICBC Jiu Jiang Ba Li Hu Branch	6.31%	-	1,426,624
Due April 1,2013, guaranteed by Ossen Material Research and SOI subsequently repaid on due date	BOC Ma An Shan Branch	7.82%	-	1,585,138
Due March 31,2013, guaranteed by Ossen Material Research and Dr. Tang subsequently repaid on due date	CCB Ma An Shan Branch	5.44%	-	2,377,707
Due March 9 ,2013, guaranteed by Ossen Material Research subsequently repaid on due date	BOC Jiu Jiang Branch	5.88%	-	1,108,612
Due March 1, 2013, subsequently repaid on due date	CEB Ma An Shan Branch	6.56%	-	1,505,881
Due Feb 18,2013, guaranteed by Ossen Material Research and Dr Tang subsequently repaid on due date	CCB Ma An Shan Branch	5.44%	-	1,585,138
Due Feb 5, 2013, guaranteed by Ossen Material Research, subsequently repaid on due date	BOC Ma An Shan Branch	6.60%	-	3,170,275
Due Jan 13, 2013, guaranteed by Ossen Material Research and Dr. Tang subsequently repaid on due date	China Merchants Bank (“CMB”) Ma An Shan Branch	7.20%	-	1,585,138
Due Jan 9,2013, subsequently repaid on due date	ICBC Ma An Shan Branch	6.60%	-	3,170,275
Total			$27,283,147	$50,679,026

All short term bank loans are obtained from local banks in China and are repayable within one year.

The weighted average annual interest rate of the short-term bank loans was 7.00% and 6.75% as of December 31, 2013 and 2012, respectively. Interest expense, included in the financial expenses in the statement of operations, was $2,663,924, $3,335,158 and $2,998,929 for the years ended December 31, 2013, 2012 and 2011, respectively. The Company was in compliance of their financial covenants at December 31, 2013 and 2012, respectively.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 14 – LONG TERM BANK LOANS

	Bank Name	Interest Rate per Annum	December 31,
			2013	2012
Due August 8, 2013, guaranteed by Ossen Material Research, collateral by Fixes assets, subsequently repaid on due date	CCB Jiu Jiang Branch	7.31%	-	4,438,386
Total long-term bank loans			-	4,438,386
Less: current portion			-	4,438,386
Long-term bank loans, less current portion			$-	$-

Interest expense, included in the financial expenses in the statement of operations, was $201,978, $341,834 and $133,938 for the years ended December 31, 2013, 2012 and 2011, respectively.

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

Stock options issued to employees

The Company’s former CFO was granted a stock option to purchase up to 150,000 ordinary shares pursuant to the Company’s 2010 Plan. 150,000 shares were forfeited as of December 31, 2013.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

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

The total fair value of the options granted to employees at the respective grant dates was $211,500. The Company recorded nil, $86,799 and $105,605 compensation cost for years ended December 31, 2013, 2012 and 2011, with corresponding credits to additional paid-in capital. Compensation cost of all stock option awards are recorded in general and administrative expenses.

The former CFO’s option was forfeited on May 31, 2013, three months after the termination date of the CFO on February 28, 2013.

The following table summarizes the stock option activities of the Company:

	Activity	Weighted Average Exercise Price

Outstanding as of January 1, 2012	150,000	$5.00
Exercised	-	$-
Cancelled/Forfeited	-	$-
Outstanding as of December 31, 2012	150,000	$5.00
Exercised	-	$-
Cancelled/Forfeited	150,000	$5.00
Outstanding as of December 31, 2013	-	$-

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

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

The following table sets forth the computation of basic and diluted earnings per share for the periods indicated:

	December 31,
	2013	2012	2011

Net income attribute to the Company	$3,643,404	$2,381,279	$11,547,705

Weighted average ordinary shares outstanding - basic and diluted	19,901,959	19,942,333	20,000,000

Basic and diluted earnings per share	$0.18	$0.12	$0.58

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

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

Enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC territory are considered PRC resident enterprises and subject to the PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management" refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2013, no detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of December 31, 2013, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If the Company’s non-PRC incorporated entities are deemed PRC tax residents, such entities would be subject to PRC tax The Company has analyzed the applicability of this law, as of December 31, 2013, and the Company has not accrued for PRC tax on such basis. The Company will continue to monitor changes in the interpretation or guidance of this law.

PRC tax law also imposes a 10% withholding income tax, subject to reduction based on tax treaty where applicable, for dividends distributed by a foreign invested enterprise to its immediate holding company outside China. Such dividends were exempted from PRC tax under the previous income tax law and regulations. The foreign invested enterprise is subject to the withholding tax starting from January 1, 2008. There were no dividends distributed in the years ended December 31, 2013 and 2012.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 17 – INCOME TAX-(CONTINUED)

Income tax expenses consist of the following:

	Year Ended December 31,
	2013	2012	2011
Current	$1,224,430	$696,694	$2,190,005
Deferred	(5,400)	(139,266)	(50,976)
Income tax expenses	$1,219,030	$557,428	$2,139,029

Reconciliation from the expected income tax expenses calculated with reference to the statutory tax rate in the PRC of 25% is as follows:

	Year Ended December 31,
	2013	2012	2011
Computed "expected" income tax expenses	$1,322,219	$818,452	$3,798,420
Effect on tax incentive / holiday	(645,720)	(383,472)	(1,740,969)
Non-deductable expense	542,531	122,448	81,578
Income tax expenses	$1,219,030	$557,428	$2,139,029

Components of net deferred tax assets are as follows:

	December 31,
	2013	2012	2011

Provision of doubtful accounts	$200,427	$191,564	$51,821

The deferred tax assets balance of $200,427, $191,564 and $51,821 at December 31, 2013, 2012 and 2011 respectively are included in Other Current Assets in the accompanying consolidated balance sheets.

NOTE 18 – GEOGRAPHICAL SALES AND SEGMENTS

Information for the Company’s sales by geographical area for the years ended December 31, 2013, 2012 and 2011 are as follows:

	Year Ended December 31,
	2013	2012	2011

Domestic Sales	$107,273,543	$111,925,870	$111,130,918
International Sales	6,618,446	10,472,016	7,486,053
	$113,891,989	$122,397,886	$118,616,971

The Company operates one business segment for the years ended December 31, 2013, 2012 and 2011.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

NOTE 19 – SUBSEQUENT EVENTS

We have evaluated all events or transactions that occurred after December 31, 2013 up through the date we issued the consolidated financial statements.

OSSEN INNOVATION CO., LTD.

SCHEDULE 1

CONDENSED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2013 AND 2012

OSSEN INNOVATION CO., LTD

CONDENSED BALANCE SHEETS AS OF DECEMBER 31, 2013 AND 2012

	December,31
	2013	2012
ASSETS
Current Assets
Cash	$19,171	$46,368
Accounts receivable from related party	20,000,000	20,000,000
Total Current Assets	20,019,171	20,046,368
Long term investment in subsidiaries	51,690,990	46,523,676
TOTAL ASSETS	$71,710,161	$66,570,044

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Other payables and accrued liabilities	$645,810	$-
Due to shareholder	50,000	-
Total Current Liabilities	695,810	-
TOTAL LIABILITIES	$695,810	$-

EQUITY
Shareholders' Equity
Share Capital	$50,000	$50,000
Additional paid-in capital	20,735,955	20,735,955
Statutory reserve	-	-
Retained earnings	50,317,637	45,875,656
Accumulated other comprehensive income	7,367	5,041
Treasury stock	(96,608)	(96,608)
TOTAL SHAREHOLDERS’ EQUITY	71,014,351	66,570,044
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$71,710,161	$66,570,044

OSSEN INNOVATION CO., LTD CONDENSED STATEMENTS

OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	Year Ended December,31
	2013	2012

REVENUES	$-	$-
COST OF GOODS SOLD	-	-
GROSS PROFIT	-	-
Selling expenses	-	-
General and administrative expenses	(722,695)	(473,060)
Total Operating Expenses	(722,695)	(473,060)

LOSS FROM OPERATIONS	(722,695)	(473,060)
Financial expenses, net	(263)	(619)
Investment in subsidiaries	4,366,716	2,942,190
INCOME BEFORE INCOME TAX	3,643,758	2,468,511
INCOME TAX	-	-
NET INCOME	$3,643,758	$2,468,511

OSSEN INNOVATION CO., LTD CONDENSED

STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2013 AND 2012

	Year Ended December,31
	2013	2012

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,643,758	$2,468,511
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in earnings of subsidiaries	(4,366,716)	(2,942,190)
Other payables and accrued liabilities	645,810	-
Due to shareholder	50,000	-
Net cash used in operating activities	(27,148)	(473,679)

CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash used in investing activities	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Treasury stock purchased	-	(96,608)
Net cash used in financing activities	-	(96,608)

DECREASE IN CASH	(27,148)	(570,287)
Effect of exchange rate changes on cash	(49)	1
Cash at beginning of period	46,368	616,654
CASH AT END OF PERIOD	$19,171	$46,368