Form 20-F
period 2014-12-31
Ossen Innovation Co. Ltd.
filed 2015-04-28
CIK 1485538

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

None
(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2014 was: 19,901,959 ordinary shares, par value $0.01 per share.

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

Unless the context indicates otherwise, all references to “China” and the “PRC” refer to the People’s Republic of China. All references to “Renminbi” or “RMB” are to the legal currency of the People’s Republic of China, all references to “U.S. dollars,” “dollars” and “$” are to the legal currency of the United States and all references to “ADSs” refer to our American Depositary Shares, each of which represents one ordinary share. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On April 25, 2015, the cash buying rate announced by the People’s Bank of China was RMB6.131 to $1.00.

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

3.A. Selected Financial Data

The following selected financial information should be read in connection with, and is qualified by reference to, our consolidated financial statements and their related notes and the section entitled “Operating and Financial Review and Prospects” included elsewhere in this annual report. The consolidated statements of income data for the fiscal years ended December 31, 2012, 2013 and 2014 and the balance sheet data as of December 31, 2012, 2013 and 2014 are derived from audited consolidated financial statements included elsewhere in this annual report. The consolidated statements of income data for the fiscal years ended December 31, 2010 and 2011 and the balance sheet data as of December 31, 2010 and 2011 are not included in this annual report. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
Revenues	$123,571,455	$113,891,989	$122,397,886	$118,616,971	$117,453,024
Cost of goods sold	110,250,876	102,353,957	111,611,457	96,588,173	92,298,319
Gross profit	13,320,579	11,538,032	10,786,429	22,028,799	25,154,705
Selling and distribution expenses	772,383	625,500	917,074	1,216,504	660,934
General and administrative expenses	6,340,584	3,485,118	3,950,934	2,747,514	1,796,995
Total Operating Expenses	7,112,967	4,110,618	4,868,008	3,964,018	2,457,929
Income from operations	6,207,612	7,427,414	5,918,421	18,064,781	22,696,776

Interest expenses, net	(2,401,268)	(2,696,966)	(3,556,045)	(3,480,766)	(2,437,426)
Other income, net	907,941	558,426	911,430	609,666	151,757
Income before income taxes	4,714,285	5,288,874	3,273,806	15,193,681	20,411,107
Income taxes	(578,727)	(1,219,030)	(575,428)	(2,139,029)	(2,865,372)
Net income	4,135,558	4,069,844	2,716,378	13,054,652	17,545,735
Less: Net Income attributable to non-controlling interest	276,682	426,440	335,099	1,506,947	2,897,397

Net income attributable to controlling interest	3,858,876	3,643,404	2,381,279	11,547,704	14,648,338
Other comprehensive income
Foreign currency translation gain	779,135	1,647,348	703,573	3,102,645	1,649,960

Total other comprehensive income	779,135	1,647,348	703,573	3,102,645	1,649,960
Comprehensive Income	$4,638,011	$5,290,752	$3,084,852	$14,650,349	$16,298,298

Weighted average shares outstanding	19,901,959	19,901,959	19,942,333	20,000,000	15,150,685

Earnings per share*	0.19	0.18	0.12	0.58	0.97

* Calculation is based on net income attributable to controlling interest and the weighted average shares outstanding

Balance Sheets Data (at end of period)		December 31,
(in U.S. Dollars)	2014	2013	2012	2011	2010
	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
Cash and cash equivalents	$684,592	$1,139,450	$1,996,764	$1,568,261	$12,322,982
Total current assets	159,358,503	169,273,347	165,023,097	145,364,377	117,189,235
Total long-term assets	11,405,994	12,755,970	21,958,617	23,273,153	23,897,940
Total assets	170,764,497	182,029,317	186,981,714	168,637,530	141,087,175

Total liabilities	67,355,476	83,534,989	94,204,578	79,270,536	68,424,038
Total shareholders’ equity	103,409,021	98,494,328	92,777,136	89,366,994	72,663,137
Total liabilities and shareholders’ equity	170,764,497	182,029,317	186,981,714	168,637,530	141,087,175

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

Our need for cash in order to fund our operations has become more prominent over the past two years. Since 2013, a majority of the projects on which we have bid have required an up-front cash deposit. Yet, during this time period, local banks have generally maintained tighter lending policies than in the past, thereby limiting our ability to borrow funds in order to win bids that we believe we otherwise could have won.

Historically, we sold a significant portion of our products to international customers. In 2008, we collected approximately half of the revenues generated by international sales by letter of credit, enabling us to convert our accounts receivable into cash more quickly, prepay our suppliers and reduce the amount of funds that we needed to finance our working capital requirements. However, at the end of 2008, as a result of the global economic crisis and in anticipation of the anti-dumping measures ultimately imposed by the U.S. and the European Union, we had to exit some of these international markets entirely and turn to the domestic PRC customers, which currently generally pay between approximately 150 days and 180 days after receiving the materials at the construction site. In June 2013, there was a temporary shortage of liquidity in the Chinese inter-bank market. In 2014, the Chinese government continued to follow a prudent monetary policy. As a result, some of our customers delayed purchase orders, and our average Days Sales Outstanding increased to approximately 150 days in both 2014 and 2013. These longer payment terms have negatively impacted our short-term liquidity. We anticipate that these extended payment terms will continue in 2015.

Although we have been able to maintain adequate working capital primarily through short-term borrowings, any failure by our customers to settle outstanding accounts receivable in the future could materially and adversely affect our cash flow, financial condition and results of operations. We may need to seek alternative sources of capital, similar to the bond offering that one of our subsidiaries conducted in 2014, as further described below.

Our operations are cash intensive, and our business could be adversely affected if we fail to maintain sufficient levels of liquidity and working capital.

As of December 31, 2014, we had $0.7 million of cash and cash equivalents. Historically, we have spent a significant amount of cash on our operational activities, principally to procure raw materials for our products. In addition, we were required to provide cash deposits, instead of bank guarantee letters, when we bid for projects in 2014, which resulted in further pressure on our working capital. We have financed our operations mainly through short-term bank loans and proceeds from bank acceptance notes in recent years. In December 2010, we conducted an initial public offering, the proceeds of which were intended to fuel our expansion but were used to fund working capital requirements due to tight lending conditions in China and unfavorable conditions for growth in 2014. In September 2014, our 81% owned subsidiary in Maanshan, Ossen Innovation Materials Co., Ltd., completed a private placement of RMB 100 million (approximately $16.2 million) in aggregate principal amount of notes to certain accredited investors in China. The notes bear a fixed interest rate of 10.75% per annum, payable annually in arrears, and mature on September 2, 2016. Ossen Materials used the net proceeds from the offering to repay short-terms loans and for general corporate and working capital purposes. The interest rate on these notes is higher than the interest rates of our bank loans, thereby requiring us to generate additional income or raise additional funds in order to repay these notes. Furthermore, if we fail to continue to generate sufficient cash flow from bank loans or alternative financing sources, we may not have sufficient liquidity to fund our operating costs and growth, and our business could be adversely affected.

Our short-term loans are from Chinese banks and are generally secured by our fixed assets, land use right, receivables and/or guarantees by related parties. The term of almost all such loans is one year or less. Historically, we have rolled over such loans on an annual basis. However, we may not have sufficient funds available to pay all of our borrowings upon maturity in the future. Failure to roll over our short-term borrowings at maturity or to service our debt could result in the imposition of penalties, including increases in interest rates, legal actions against us by our creditors, or even insolvency.

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

We compete with many other companies located in the PRC and internationally that manufacture materials similar to ours. Many of our competitors are larger companies with greater financial resources than us. Intense competition in a challenging economic environment in the PRC has put pressure on our margins in recent years and may adversely affect our future financial performance. Moreover, intense competition may result in potential or actual litigation between us and our competitors relating to such activities as competitive sales practices, relationships with key suppliers and customers or other matters.

In 2013 and 2014, we generated revenue of approximately $90.6 million and $97.6 million, respectively, or 79.5% and 79.0%, respectively, of our total revenue, from sales of our rare earth coated PC wires and PC strands. We believe that we are the only prestressed steel material manufacturer in the PRC that currently manufactures rare earth coated prestressed steel materials for bridge construction. While we believe that our rare earth coating capabilities provide us with a competitive advantage among our competitors, it is likely that our competitors will seek to develop similar competing products in the near future. Furthermore, in 2014, gross margins for our coated products was lower than the gross margins for our plain surface products due to pricing pressure, which trend might continue in the future. We intend to continue to expend research and development efforts to advance our rare earth coating applications even further. However, there can be no assurance that our initial competitive advantage will be retained and that one or more competitors will not develop products that are equal or superior to ours in quality or are better priced than our rare earth coated products.

Our revenues are highly dependent on a limited number of customers and the loss of any one of our major customers could materially and adversely affect our growth and our revenues.

During the years ended December 31, 2014, 2013 and 2012, our six largest customers contributed 74.9%, 61.3% and 78.1% of our total sales, respectively. As a result of our reliance on a limited number of customers, we may face pricing and other competitive pressures, which may have a material adverse effect on our profits and our revenues. The volume of products sold for specific customers varies from year to year, especially since we are not the exclusive provider for any customers. In addition, there are a number of factors, other than our performance, that could cause the loss of a customer or a substantial reduction in the products that we provide to any customer and that may not be predictable. For example, our customers may decide to reduce spending on our products or a customer may no longer need our products following the completion of a project. The loss of any one of our major customers, a decrease in the volume of sales to these customers or a decrease in the price at which we sell our products to them could materially adversely affect our profits and our revenues.

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

We currently purchase almost all of our raw materials from a small number of suppliers. Purchases from our five largest suppliers amounted to 95.1%, 91.6% and 97.6% of our raw material purchases in the years ended December 31, 2014, 2013 and 2012, respectively. In the event that we need to diversify our supplier network, we may not be able to procure a sufficient supply of raw materials at a competitive price, which could have an adverse effect on our results of operations, financial condition and cash flows.

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

In 2014, steel supply continued to outpace demand as China’s economic growth slowed and growth in steel demand in China remained weak. As a result, the average price of steel products, including our principal raw materials, declined. This decline has resulted in lower sales prices and lower margins for our coated products, which comprised approximately 88.3% and 87.1% of our overall revenue in 2013 and 2014, respectively. We expect steel supply will continue to outpace demand and steel prices will remain at low levels in 2015.

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

We are highly dependent on our senior management and other key employees, including our Chairman, Dr. Tang and our Chief Executive Officer, Mr. Hua. Our future performance will be dependent upon the continued service of members of our senior management and key employees. We do not maintain key man life insurance for any of the members of our management team or other key personnel. Competition for senior management in our industry is intense, and we may not be able to retain our senior management and key personnel or attract and retain new senior management and key personnel in the future, which could materially and adversely affect our business, results of operations and financial condition.

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

Dr. Tang owns approximately 59.4% of our outstanding ordinary shares, reflecting a majority equity interest in our company. As our majority shareholder, Dr. Tang is able to elect our board of directors, and determine the outcome of all matters requiring the approval of the holders of a majority of our outstanding shares. This concentration of ownership in our shares by Dr. Tang limits your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us. In addition, sales of significant amounts of ordinary shares held by Dr. Tang, or the prospect of these sales, could adversely affect the market price of our ordinary shares.

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

Banks and other financial institutions in the PRC do not provide insurance for funds held on deposit. Recently the Chinese government announced that it will implement the bank deposit insurance program on May 1, 2015. Financial institutions will be required to pay insurance premiums into a fund that will be managed by an agency appointed by the State Council. The program is designed to return bank clients' deposits if their bank suffers insolvency or bankruptcy. The reimbursement will be drawn from the new fund in the case of the deposit being RMB500,000 (81,433 U.S. dollars) or less. However, the implementation and impact of this program are uncertain. As a result, in the event of a bank failure, we may not have access to funds on deposit. Depending upon the amount of money we maintain in a bank that fails, our inability to have access to our cash could impair our operations, and, if we are not able to access funds to pay our suppliers, employees and other creditors, we may be unable to continue our business operations.

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

In recent years, U.S. public companies that have substantially all of their operations in China, particularly companies that have completed reverse merger transactions, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the United States Securities and Exchange Commission. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now, or were in the recent past, subject to shareholder lawsuits, SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our Company, our business and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation will be costly and time consuming and distract our management from growing our Company. If such allegations are not proven to be groundless, our Company and business operations will be severely impacted and your investment in our stock could be rendered worthless.

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

Our ADSs are listed for trading on the NASDAQ Capital Market. On August 12, 2014, we received a letter from the NASDAQ Stock Market stating that for the previous 30 consecutive business days, the closing bid price of our ADSs was below the minimum bid price of $1.00 per share for continued listing on the NASDAQ Global Market (the “Minimum Bid Price Rule”). In accordance with NASDAQ Marketplace Rule 5810(c)(3)(A), we were provided with a period of 180 calendar days, or until February 10, 2015, to regain compliance with the Minimum Bid Price Rule. On February 10, 2015, we received a letter from the NASDAQ Stock Market stating that while we had not regained compliance with the Minimum Bid Price Rule, we were eligible for an additional 180-day grace period, until August 10, 2015 to regain compliance with the Minimum Bid Price Rule. However, we cannot be sure that the price of our ADSs will comply with this requirement for continued listing on the NASDAQ Capital Market in the future. If we were not able to do so, our ADSs would be subject to delisting and would likely trade on the over-the-counter market. If our ADSs were to trade on the over-the-counter market, selling our ADSs could be more difficult because smaller quantities of our ADSs would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our ADSs, further limiting the liquidity of our ADSs. As a result, the market price of our ADSs may be depressed, and you may find it more difficult to sell our ADSs. Such delisting from the NASDAQ Capital Market and continued or further declines in our ADS price could also greatly impair our ability to raise additional necessary capital through equity or debt financing.

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

We do not believe that we were a PFIC for our 2014 taxable year. However, because the determination of our PFIC status is based on such factual matters as the composition of our income and assets, the valuation of our assets, and our market capitalization, there is no assurance that the United Stated Internal Revenue Service (“IRS”) will agree with our position. In addition, there can be no assurance that we will not become a PFIC for the current taxable year ended December 31, 2014 or in future taxable years. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ADSs or ordinary shares if we were to become a PFIC. See “Taxation — United States Federal Income Taxation — Tax Consequences if We Are a Passive Foreign Investment Company.”

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

Capital Expenditures

We incurred capital expenditures of approximately $81,441, $16,361 and $32,982 for the years ended December 31, 2014, 2013 and 2012, respectively, primarily in connection with purchase of plant and equipment. These capital expenditures were financed by proceeds from bank financing and cash provided by operating activities.

Our capacity expansion to add 30,000 tons of annual production capacity for rare earth coated products was further delayed in 2014 due to an extended unfavorable business climate and intense market competition in China. Instead, we have upgraded our existing technology and equipment in 2013 and 2014 in order to increase our capacity. See Item 4.B below under the heading “Overview.”

We expect that our capital expenditures in fiscal year 2015 will be incurred primarily in connection with maintenance and repair of current production lines.

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

During the year ended December 31, 2014, we generated revenue of approximately $97.6 million, or 79.0% of our total revenue (as compared to $90.6 million, or 79.5% of our total revenue, in 2013), from sales of our rare earth coated PC wires and PC strands. We believe that we are the only prestressed steel material manufacturer in the PRC that currently manufactures rare earth coated materials for bridge construction. Revenues generated by sales of coated products (including rare earth coated and zinc coated products in the aggregate) for the year ended December 31, 2014 comprised approximately 87.1% of our total revenue (as compared to 88.3% in 2013). 90.7% of our revenues generated by coated product sales in the year ended December 31, 2014 (as compared to 90.0% in 2013) were generated by sales of rare earth coated products and the remaining 9.3% (as compared to 10.0% in 2013) were generated by sales of zinc coated products. Our plan is to continue to increase sales of our rare earth coated products to manufacturers of steel cables for bridges and other infrastructure projects, both in the PRC and internationally, in order to increase our revenues and profits.

While we believe that our rare earth coating capabilities provide us with a competitive advantage among our competitors, it is likely that our competitors will seek to develop similar competing products in the near future. We intend to continue to expend research and development efforts to advance our rare earth coating applications even further. In particular, we are developing a rare earth coating application for zinc-aluminum alloy coated products, which are more corrosion-resistant than zinc coated products. However, there can be no assurance that our initial competitive advantage will be retained and that one or more competitors will not develop products that are equal or superior to ours in quality or are better priced than our rare earth coated products. Furthermore, in 2014, the margins for our coated products, including rare earth, were lower than the margins for our plain surface products due to the substantial decrease in the price of the raw materials we use for our plain surface products.

The primary characteristics of our rare earth coated products, which are used primarily in the construction of new bridges and the renovation of older bridges in need of repair, are as follows:

•	Superior corrosion resistance;

•	Superior toughness and plasticity;

•	Endurance against extreme heat;

•	Smooth and appealing coating; and

•	Easily coated.

Our management’s core operational strategy for the near future is to develop rare earth coating application for zinc-aluminum coated products, increase capabilities for our rare earth PC strands and PC wires, which, other than in 2014, have generated higher margins than our other products. Our products are marketed under the “Ossen” brand name both domestically and internationally. We handle all aspects of market research, product design, engineering, manufacturing, sales and marketing. We conduct our manufacturing operations in our ISO 9001 manufacturing facilities in Maanshan City and Jiujiang City, in the PRC.

Our capacity expansion to add 30,000 tons of annual production capacity for rare earth coated products was further delayed in 2014 due to an extended unfavorable business climate and intense market competition in China. Instead we have upgraded our existing technology and equipment in 2013 and 2014 in order to increase our capacity.

In 2013, the Chinese market began to adopt zinc-aluminum alloy coated PC wires and PC strands, which have more corrosion-resistance and stronger protective effect than zinc coated PC wires and PC strands. Our research and development department is currently developing a method to apply rare earth materials to the zinc-aluminum alloy coating process. In 2014, we have made some progress in developing such product and we will continue our research and development efforts in 2015.

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

We intend to expand our existing capabilities used for the production of rare earth coated prestressed materials, including rare earth coated PC wires and PC strands. Recently, the Chinese market began to adopt zinc-aluminum alloy coated PC wires and PC strands, which have more corrosion-resistance and stronger protective effect than zinc coated PC wires and PC strands. Therefore, our research and development department is currently developing the method to apply rare earth in zinc-aluminum alloy coating process. We will continue our expansion plan pending the completion of development of the method to apply rare earth in zinc-aluminum alloy coating process, subject to improvement in market conditions. In the interim, we have upgraded our existing technology and machinery to increase capacity.

Strengthening our relationships with key customers and diversifying our customer base.

We intend to strengthen our relationships with key customers while further expanding our customer base. We plan to continue providing high-quality and cost-competitive products to our existing customers and to use our existing customer network and strong industry reputation to expand into new regions within the PRC, beyond the 24 provinces and municipalities in which we currently sell our products, and other international markets, including Japan, South Korea, Southeast Asia and Australia. We intend to continue to use customer feedback to improve the quality of our products and technical after-sales services and to strengthen our long-term base of domestic and international customers.

Competitive Advantages

Our management believes that the following competitive strengths differentiate us from other domestic and international competitors and are the key factors to our success:

We are taking advantage of industry trends in the bridge infrastructure sectors in the PRC and other international markets

In the last three years, China’s economic growth slowed and the demand for prestressed materials in the infrastructure construction industry in the domestic PRC market decreased. However, we believe there is still much room for growth in China’s infrastructure construction industry, and in particular the construction and restoration of bridges in the PRC that would benefit from the quality and durability of our rare earth coated prestressed materials.

We believe that the Chinese central government will continue to stimulate economic growth by further injecting capital into the economy by funding new infrastructure projects.  While we do not believe that the Chinese government will initiate another large scale, comprehensive capital injection, we believe that infrastructure spending will be selectively targeted at developing regions in Central or Western China. Furthermore, through the “One Belt, One Road” initiatives, announced in late 2013, significant investments are expected to be made during the next decade to construct many new bridges and new railroads. In addition, the Asian Infrastructure Investment Bank is an international financial institution proposed by the government of China. The purpose of the multilateral development bank is to provide finance to infrastructure projects in the Asia region. We believe that these developments should create additional bidding opportunities for us and we expect the market will recover gradually in 2015 and beyond.

Many reports indicate that our industry will experience significant growth in the coming years. In February 2012, after many railway projects had been temporarily halted as a result of the July 2011 high speed railway accident in South China and the funding difficulties faced by Ministry of Railways, the Chinese government reassured the public about the government’s plan on railway network construction in China, by announcing that the government will help raise the funds necessary to construct railways. Funding solutions will include funds directly from government, bond issuances guaranteed by the government and introduction of private capital into the sector.

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

In late 2013, Chinese President Xi Jinping launched the New Silk Road Economic Belt and the 21st Century Maritime Silk Road to deepen reform and further open up China to the rest of the world. The plan, also known as “One Belt, One Road” initiatives, consists of a network of railways, highways and other forms of infrastructure, as well as oil and gas pipelines, power grids, Internet networks and aviation routes in the Eurasian area. In April 2014, the Chinese government announced that the government will accelerate the development of railroad in Central and Western China. As a result, a number of Development and Reform Commission departments in Western provinces started planning a number of new high speed rail projects, including high speed rail projects from Guiyang to Zhengzhou, from Guiyang to Nanning, fromLanzhou to Yinchuan, from Lanzhou to Xi'an, and from Lanzhou to Taiyuan. If these projects are successfully launched by the government, they should create additional bidding opportunities for us.

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

Strong in-house research and development capabilities

Our research and development team consists of members recognized as industry experts in China, and our management team has seventeen years of industry experience on average. We have built a recognized brand name in the industry by introducing innovative solutions to the prestressed materials industry, and particularly coated prestressed materials, in China and internationally. Our engineering team works closely with our customers in order to understand their requirements. We have been able to introduce new equipment to enhance cost saving and time reduction in the construction of bridges, highways, railways and buildings, as well as numerous other projects.

Efficient proprietary production technology

We continually pursue technological improvements to our manufacturing processes via our strong in-house development teams. We have been granted twenty-seven patents by the State Intellectual Property Office of the PRC, including three invention patent and twenty-four utility model patents. In addition, we have applied for three invention and three utility model patents, which are currently pending. These patents and patent applications are intended to protect our technologies, including production processes of various wire ropes, pickling methods for steel wire materials and devices designed for the production of steel wire. Our research and development efforts have generated technological improvements that have been instrumental in controlling our production costs and increasing our operational efficiency, most notably with respect to the development of our rare earth coated materials.

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

We generated approximately 6.7% and 5.8%, respectively, of our revenue during the years ended December 31, 2014 and 2013 from sales to customers in international markets (including primarily Vietnam, South Korea, Japan, New Zealand, Australia, Bangladesh, and Costa Rica), primarily for use in the construction of bridges. Due to the anti-dumping measures imposed by the United States and European Union and increased demand for our products in the PRC market and these other markets, we do not intend to reestablish a presence in the United States or the European Union at the levels we experienced in 2008 in the near future. However, if opportunities arise in the U.S. or EU markets or in other international markets for us to win bids on projects or to reengage with former customers or establish relationships with new customers, we would pursue such opportunities.

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

Competition

China is one of the world’s largest producers and markets for prestressed steel materials. In 2013 and 2014, our sales were predominantly to customers located in the PRC, and as a result, our primary competitors were PRC domestic companies.

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

Competition among manufacturers of plain surface steel products in China can be characterized as fragmented, with many large and small companies competing with each other. Our primary competitors for these products are Baosteel Group Shanghai Ergang Co. Ltd., Jiangyin Fasten Steel Products Co., Ltd., Jiangyin Walsin Steel Cable Co. Ltd., Jiangxi Xinhua Steel Cable Co. Ltd. and Silvery Dragon Co., Ltd.

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

Our Raw Materials and Supply

Raw Materials

High carbon steel wire rods are the primary raw material required to manufacture prestressed steel materials. The quality and cost of the rods we purchase differ between our plain surface products and our rare earth and zinc coated products. Rare earth and zinc coated products require higher-priced rods that are higher in purity and durability. The price for certain rods needed for coated products is higher than rods needed for plain surface products.

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

The suppliers that supplied us with a significant percentage of our raw materials for the past three years were Zhangjiagang Free Trade Zone, Jiangsu Shagang Group Co., Ltd., Jiangyin Runde Logistics Co., Ltd., and Shanghai Chemical Industry Supply and Marketing Co., Ltd. and all are based in China.

Purchases from our five largest suppliers amounted to 95.1%, 91.6% and 97.6% of our raw material purchases in 2014, 2013 and 2012, respectively.

We are not dependent on any one of our suppliers, as we are able to source raw materials from alternative vendors should the need arise. We have not experienced significant production disruptions due to a supply shortage from our suppliers, nor have we had any major dispute with a material supplier.

Volatility of Price of Raw Materials

We have no long-term, fixed-price steel purchase contracts. When steel prices increase, as they have done since the third quarter of 2010, competitive conditions will influence how much of the price increase we can pass on to our customers. When steel prices decline, as they have done in 2013 and 2014, customer demands for lower prices and our competitors' responses to those demands could result in lower sale prices, lower margins and inventory valued at lower of cost or market adjustments as we use existing steel inventory. In 2012, our average raw material price decreased because China’s steel price decreased as a result of the soft demand in domestic market and high inventory of the industry and we manufactured and sold products which required lower grade and lower price raw materials compared to 2011. In 2013 and 2014, steel supply continued to outpace demand as China’s economic growth slowed and growth in steel demand in China remained weak. The average price of steel products, including our principal raw materials, declined in 2013 and 2014 due to the market condition of steel industry in China.

Manufacturing Process

Equipment

Our production facilities use innovative equipment and machinery imported from France and Italy and, we believe, is of the highest quality in metal wire drawing, wire stranding, zinc plating and finishing. Our production lines produce prestressed steel materials that meet quality standards mandated by numerous countries, including Japan, the United Kingdom and South Korea.

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

Since 2013, approximately one-third of the coated product projects and all of the plain surface product projects on which we bid have required an up-front cash deposit. However, during this time period, local banks have generally maintained tighter lending policies than in the past, thereby limiting our ability to win bids that we believe we otherwise could have won.

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

The customers whose purchases comprised a significant percentage of our sales in 2014, 2013 or 2012 were Wuhan Weikaer Steel Wire Product Co., Ltd., Wuhan Steel & Iron Jiangbei Group Metal Products Co., Ltd., Zhejiang Kexin Engineering Material Co., Ltd., Jiangyin Jingchen Logistics Distribution Exchange Co., Ltd. (China), Zhangjiagang Shajing Iron and Steel Trading Co., Ltd. (China) (formerly Zhangjiagang Ruifeng Iron and Steel Co.), Jiangsu Jinrun Steel Cable Co., Ltd., and Zhangjiagang Zhenyu Logistics & Warehousing Co., Ltd.

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

In 2014, 2013 and 2012, sales to our six largest customers, in the aggregate, accounted for approximately 74.9%, 61.3% and 78.1% of our total sales, respectively. The following table provides the name of each customer that contributed to 10% of our revenues in each of 2012, 2013 and 2014 and the percentage of our revenues generated from such customers during these periods.

Name of Customer	2014 Revenues	2013 Revenues	2012 Revenues
	(%)	(%)	(%)

Zhangjiagang Shajing Iron and Steel Trading Co., Ltd..**	*	16	39

Jiangyin Jingchen Logistics Distribution Exchange Co., Ltd.	*	*	21

Jiangsu Jinrun Steel Cable Co., Ltd.	14.5%	11	*

Zhangjiagang Zhenyu Logistics & Warehousing Co., Ltd.	*	10	*

Wuhan Weikaer Steel Wire Product Co., Ltd.	20.2%

Zhejiang Kexin Engineering Material Co., Ltd.	12.5%

Wuhan Steel & Iron Jiangbei Group Metal Products Co., Ltd.	16.5%

* Less than 10% of our annual revenues.

** Zhangjiagang Ruifeng Iron and Steel Co., Ltd. changed its name to Zhangjiagang Shajing Iron and Steel Trading Co., Ltd. in 2013.

The following table describes the breakdown of our sales in 2014, 2013 and 2012 between our domestic and international customers.

	Year Ended December 31,
	2014	2013	2012
Domestic Sales	$115,256,175	$107,273,543	$111,925,870

International Sales	8,315,280	6,618,446	10,472,016

Total Sales	$123,571,455	$113,891,989	$122,397,886

Research and Development

Our research and development efforts are focused on three objectives:

•	Superior product safety and quality;

•	Reduction of operating costs; and

•	Sustaining growth through the development of new products.

We have a research and development team at each of our facilities. In total, eighteen employees are dedicated to research and development. We spent $3.9 million, $1.3 million and $1.1 million in 2014, 2013 and 2012, respectively, on our research and development activities to customize products for new customers and develop new products such as rare earth zinc-aluminum coated products. The nature of our research and development activities needed for our product development is generally not cash intensive. In addition, a portion of the work is conducted by organizations and universities with which we have a collaborative relationship.

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

We plan to continue our research and development efforts to strengthen our leading position in our industry. In 2014, we developed 12.7 mm 2060 mPa ultra high strength and low relaxation prestressed strands. Our research and development team also upgraded the heating method of acid pickling process, the circulating cooling water system of steel wire stabilization production line, and the winding system of coated steel wire. In addition, we are working on developing a production line with annual output of 5,000 tons of ultra high strength steel wire and strand. We also own or lease various technologies that improve the quality of our products and reduce our operating costs, including coating polished technology, stabilizing treatment technology for dual tension gear zinc coated prestressing material, warning technology for missing plating of coating production line, stranded wire greasing technology, water cut-off technology by strander infrared temperature detection and other core technologies.

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

Patents

As of April 1, 2015, we had twenty-seven patents registered with the State Intellectual Property Office of the PRC, including three invention patents and twenty-four utility model patents. In addition, we have applied for an additional three invention and three utility model patents as of April 1, 2015.

During 2014 and the first quarter of 2015, three pending utility model patents were approved, and, three pending patent applications were rejected by the State Intellectual Property Office.

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

The following table provides the name, the application number or patent number, the name of the applicant or patent holder and the status of each of our registered utility model patents and utility model patent applications, and the expiration dates of our registered utility model patents:

Name	Application No. /Patent No.	Applicant /Patent Holder	Status	Expiration Date
Hanging Box Used in Phosphate Bath of Stranded Wire	ZL200820185077.0	Ossen Materials	Registered	08/21/2018

Oiling Device for PC Strand	ZL200820185079.x	Ossen Materials	Registered	08/21/2018

Water Cut-off Device to Test Infrared Temperature of Stranding Machine	ZL200820185080.2	Ossen Materials	Registered	08/21/2018

Name	Application No. /Patent No.	Applicant /Patent Holder	Status	Expiration Date
Infrared Safety Control Device for Lift Truck	ZL200820185081.7	Ossen Materials	Registered	08/21/2018

Device Designed to Control Smoke by Temperature	ZL200820185082.1	Ossen Materials	Registered	08/21/2018

Device Designed to Control Water Temperature When Phosphatizing the PC Strand	ZL200920233724.5	Ossen Materials	Registered	07/29/2019

Device for Testing Center Steel Wire Broken for Stranded Wire	ZL200920233725.x	Ossen Materials	Registered	07/29/2019

Device Designed to Test Temperature of Steel Wire When Drawing the Stranded Wire	ZL200920233726.4	Ossen Materials	Registered	07/29/2019

Steel Wire Joint Machine with Pressure Detecting Function	ZL200920233728.3	Ossen Materials	Registered	07/29/2019

Automatic Paper Rolling Device of Asphalt Paper	ZL200920233729.8	Ossen Materials	Registered	07/29/2019

Aerial Overhaul Platform for Forklift	ZL200920233730.0	Ossen Materials	Registered	07/29/2019

Skid Used When Packing PC Strand	ZL200920233731.5	Ossen Materials	Registered	07/29/2019

Inductive Water Saving Device	ZL201220218155.4	Ossen Materials	Registered	06/25/2021

Anti-Impact Gear	ZL201220217756.3	Ossen Materials	Registered	06/23/2021

Lock Device for PC Strand Production Wheel	ZL201220218156.9	Ossen Materials	Registered	06/25/2021

New Dies for Wire Drawing	ZL201320723167.7	Ossen Materials	Registered	12/24/2022

Energy-saving Device for Acid Mist Drainage	ZL201320722838.8	Ossen Materials	Registered	12/24/2022

Cold Assembly Mould	ZL201420023335.0	Ossen Materials	Registered	1/14/2024

Prestressed Strand Spreader	ZL201420023447.6	Ossen Materials	Registered	1/14/2024

Furnace for Zinc Coating Process	ZL201320200197.4	Ossen Jiujiang	Registered
4/18/2023
Actinomycetes Machine Discharge Line Protection Devices	ZL201320200077.4	Ossen Jiujiang	Registered

Strand Actinomycetes Devices	ZL201320200171.X	Ossen Jiujiang	Registered	4/18/2023
4/18/2023

Cooling Device with Distilled Water for Medium Frequency Furnace	ZL201320199776.1	Ossen Jiujiang	Registered	4/18/2023

U-shape Hot Galvanizing Furnace	ZL201420532006.9	Ossen Jiujiang	Registered	9/16/2024

Trademarks

We have been granted a total of five trademarks, three of which are registered trademarks in the PRC and two of which are registered with the World Intellectual Property Organization (WIPO) in accordance with Madrid Agreement. The five trademarks which are described in the table below were transferred by Shanghai Ossen Investment Co., Ltd. to Ossen Materials in 2008 and 2009.

Name of Trademark	Application No. /Trademark No.	Applicant /Trademark Holder	Status

A Figurative Trademark (Registered under Madrid Agreement )	0973552	Ossen Innovation Materials	Registered

“OSSEN” (Registered under Madrid Agreement )	0945308	Ossen Innovation Materials	Registered

A Figurative Trademark (PRC Domestic Registered)	4396898	Ossen Innovation Materials	Registered

“OSSEN” (PRC Domestic Registered)	4396895	Ossen Innovation Materials	Registered

“ ” (PRC Domestic Registered)	4396896	Ossen Innovation Materials	Registered

Environmental Matters

The Environmental Protection Law, promulgated by the National People’s Congress on December 26, 1989, is the primary law for environmental protection in China. The law establishes basic principles for coordinated advancement of economic growth, social progress and environmental protection, and defines the rights and duties of governments at all levels. Local environmental protection bureaus may set stricter local standards than the national standards and enterprises are required to comply with the stricter of the two sets of standards. Due to the nature of our business, we produce certain amounts of waste water, gas and solid waste materials during the course of our production. We believe that we are in compliance in all material respects with applicable PRC laws and regulations. All of our products meet the relevant environmental requirements under PRC laws and during the three years ended December 31, 2014, 2013 and 2012, we were not subject to any fines or legal action involving non-compliance with any relevant environmental regulation, nor are we aware of any threatened or pending action, including by any environmental regulatory authority.

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

Employees

As of December 31, 2014, 2013 and 2012 we had 201, 209 and 235 full-time employees. As of April 24, 2015 we had 201 full-time employees.

The following table shows the breakdown in numbers and percentages of employees by department as of December 31, 2014:

Functions	Number of employees	% of total

Manufacturing	107	54%
Technology	23	11%
Research & Development	18	9%
Quality Control	6	3%
General Administration, Purchasing, Sales and Marketing	47	23%
Total	201	100%

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

We have established an employee welfare plan in accordance with the relevant PRC laws and regulations. Our total expenses for this plan were approximately $93,003, $93,094 and $111,690 in 2014, 2013 and 2012, respectively.

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

Topchina is a British Virgin Islands limited liability company organized on November 3, 2004. Ossen Materials and Topchina directly own an operating subsidiary in China, Ossen (Jiujiang) New Materials Co., Ltd., or Ossen Jiujiang. As of December 31, 2014, Ossen Materials owns 20.5% of the equity of Ossen Jiujiang and Topchina owns 79.5%.

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

On November 19, 2010, the Department of Commerce of Jiujiang City approved an increase in the registered capital of Ossen Jiujiang by approximately $29.2 million, which capital must be paid in full by November 2013. On November 5, 2012, the Department of Commerce of Jiujiang City approved a decrease in the registered capital of Ossen Jiujiang by approximately $9.2 million. As of December 31, 2014, Topchina paid approximately $20 million of the increased registered capital to Ossen Jiujiang. As a result, 79.5% of Ossen Jiujiang is currently held by Topchina and 20.5% by Ossen Materials. On April 9, 2014, Ossen (Jiujiang) Steel Wire & Cable Co., Ltd. changed its name to Ossen (Jiujiang) New Materials Co., Ltd.

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

As of December 31, 2014, our production facility in Maanshan City had a total gross floor area of approximately 47,356 square meters and we employed 45 production personnel at that facility. Our Maanshan facility contained seven production lines with an annual production of approximately 97,511 tons in 2014. As of December 31, 2014, our production facility in Jiujiang City had a total gross floor area of approximately 58,780 square meters and we employed 62 production personnel at that facility. Our Jiujiang facility contained eleven production lines with an annual production of approximately 89,964 tons in 2014. Historically, we have not experienced any form of disruption in our production facilities. The total tonnage we manufactured was more than 140,000 tons because a portion of our sold products were intermediate products.

We believe that our current property rights are sufficient for our current operations.

Our growth strategy is to increase our capabilities for the production of rare earth coated prestressed materials, including rare earth coated PC wires and PC strands. Recently, the Chinese market began to adopt zinc-aluminum alloy coated PC wires and PC strands, which have more corrosion-resistance and stronger protective effect than zinc coated PC wires and PC strands. We are currently developing the method to apply rare earth in zinc-aluminum alloy coating process. However, we do not intend to implement our expansion plans until market conditions improve. In the interim, we have upgraded our existing technology and machinery to increase our capacity.

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

Important Factors Affecting our Results of Operations and Existing Trends

Migration of Our Business to the Domestic PRC Market

Our results of operations depend in part on the proportion of international sales to domestic sales that we attain during a particular financial reporting period. Sales to international customers have historically generated profit margins that are approximately 2% to 5% higher on average than sales to domestic customers. In addition, we have historically collected a significant percentage of revenues generated by international sales by letter of credit, which enables us to convert accounts receivable into cash more quickly. Our domestic customers currently pay between 150-180 days after receiving the materials at the construction site. In June 2013, there was a temporary shortage of liquidity in the Chinese inter-bank market. In 2014, the Chinese government continued to follow a prudent monetary policy. As a result, our domestic customers paid 150 days after the materials were delivered in last two years. The payment terms, however, could be extended longer if the Chinese central bank tightens credit policy. In 2014, 2013 and 2012, we sold only 6.7%, 5.8% and 8.6%, respectively, of our products to international customers, as a result of the global economic slowdown and the imposition of anti-dumping duties by the U.S. and the European Union.

Our current business model is to continue focusing on the domestic PRC market, while selectively pursuing international opportunities when appropriate. Under existing PRC governmental policies, especially the newly announced “One Belt, One Road” initiatives, significant investments are expected to be made during the next decade to construct many new bridges and new railroads.

We generated approximately 6.7% and 5.8%, respectively, of our revenue during the years ended December 31, 2014 and 2013 from sales to customers in international markets including primarily Vietnam, South Korea, Japan, New Zealand, Australia, Bangladesh, and Costa Rica, primarily for use in the construction of bridges. In October 2013, we were awarded a Japanese Industrial Standards (JIS) certificate. This certification allows us to sell our SWPR7BL prestressed concrete strands in Japan. We then successfully completed a renovation project for our dedicated epoxy pre-stressed strand. This renovation allowed us to secure more high-value, higher margin orders, particularly from the Japanese marketplace. Due to the anti-dumping measures imposed by the United States and European Union and increased demand for our products in these other markets, we do not intend to reestablish a presence in the United States or the European Union at the levels we experienced in 2008 in the near future. However, if opportunities arise in the U.S. or EU markets or in other international markets for us to win bids on projects or to reengage with former customers or establish relationships with new customers, we would pursue such opportunities.

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

In 2012, as market conditions were depressed, the average gross margin of plain surface products was approximately 7% and the average gross margin of our coated products, including rare earth coated and zinc coated products, was approximately 11%. In 2013, the average gross margin of plain surface products was approximately 7.9% and the average gross margin of our coated products, including rare earth coated and zinc coated products, was approximately 10.4%. In 2014, the average gross margin of plain surface products was approximately 11.9% and the average gross margin of our coated products, including rare earth coated and zinc coated products, was approximately 10.6%. The increase in average gross margin of plain surface PC strands was mainly due to the decrease of purchase price of raw materials of plain surface PC strands and the increase of oversea sales of plain surface PC strands which normally have higher gross profit margin than domestic sales.

We expect that the gross margin of our coated products should recover once market conditions improve and we expect “One Belt, One Road” initiatives and the plan to develop railroad in Central and Western China will create more bidding opportunities for us in 2015. However, we can provide no assurances that our margins will in fact improve in 2015. A certain number of these projects will require higher strength PC wires and PC strands and we expect the sales of our higher strength rare earth coated PC wires and PC strands will benefit from these new initiatives. In addition, gross margins for our rare earth coated products are generally higher than zinc coated products because rare earth coating technology enables us to produce base on lower grade raw materials, which increases gross margin. However, there is a risk that the gross margin of our coated products, including rare earth, may decrease in the future in the event that more competitors that successfully develop products of the same quality as our coated products at a lower cost penetrate our market or if demand for our coated product weakens because the PRC government scales back spending on infrastructure projects or for other reasons.

As an overall percentage of sales, sales of our coated products decreased from 88.3% in 2013 to 87.1% in 2014. 90.0% and 90.7%, respectively, of our coated product sales in the years ended December 31, 2013 and December 31, 2014 were sales of rare earth coated products and the remaining 10.0% and 9.3%, respectively, were zinc coated products. Our plan is to continue to increase sales of our rare earth coated products – including new zinc-aluminum alloy coated products that we are trying to develop – to manufacturers of steel cables for bridges and other infrastructure projects, both in the PRC and internationally, in order to increase our revenues and profits.

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

When steel prices decline, customer demands for lower prices and our competitors' responses to those demands could result in lower sale prices and, consequently, lower margins. Significant or rapid declines in steel prices or reductions in sales volumes could result in us incurring inventory or goodwill impairment charges. Changing steel prices therefore could significantly impact our net sales, gross margins, operating income and net income. In 2010 and 2011, the impact of steel price fluctuation on our results of operations was immaterial. In 2012, our average raw material price decreased because China’s steel price decreased as a result of the soft demand in domestic market and high inventory of the industry and we manufactured and sold products which required lower grade and lower price raw materials compared to 2011. In 2013 and 2014, steel supply continued to outpace demand as China’s economic growth slowed and growth in steel demand in China remained weak. The price of our principal raw materials decreased in 2013 and 2014 due to the market condition of steel industry in China. However, since these materials are produced by only a select few steel manufacturers, the average price of our principal raw materials was not as volatile as other steel products, and the decline is not as much as those that are mass produced.

We currently purchase almost all of our new materials from a very small number of suppliers. Purchases from our five largest suppliers amounted to 95.1%, 91.6% and 97.6% of our total raw material purchases in 2014, 2013 and 2012, respectively. To date, we have been able to obtain favorable pricing and delivery terms from these suppliers. However, as we continue to increase the scale of our production, we may need to further diversify our supplier network and, as a result, may not be able to obtain favorable pricing and delivery terms from new suppliers.

Since the introduction in 2009 of our rare earth coated materials, which undergo a coating process that reduces the loss in strength and performance that prestressed materials otherwise undergo during our manufacturing processes, we have lowered the standards for strength and performance requirements for our raw materials.

Production capacity

As of December 31, 2014, we had production capacity of 140,000 tons annually, which was the same as December 31, 2013. We intend to expand our existing capabilities used for the production of rare earth coated prestressed materials, including rare earth coated PC wires and PC strands. Recently, the Chinese market began to adopt zinc-aluminum alloy coated PC wires and PC strands, which have more corrosion-resistance and stronger protective effect than zinc coated PC wires and PC strands. Therefore, our research and development department is currently developing the method to apply rare earth in zinc-aluminum alloy coating process. We will continue our expansion plan pending the completion of development of the method to apply rare earth in zinc-aluminum alloy coating process, subject to improvement in market conditions. In the interim, we have upgraded our existing technology and machinery to increase capacity.

In 2013, our production capacity utilization rate was 100% and 90.0% of coated products sold in 2013 were rare earth coated products. In 2014, our production capacity utilization rate was 100% and 90.7% of coated products sold in 2014 were rare earth coated products. Based on existing and anticipated trends in our industry, we believe that utilization in 2015 will reflect 2014 utilization rates. However, in order to maintain a utilization rate of 100% since 2013 we have needed to manufacture at times intermediate products that we sell to other manufacturers, rather than final products that we generally sell to our customers. Furthermore, we have upgraded our manufacturing technology and equipment in order to increase the production capabilities of our existing infrastructure. As such, to the extent we receive an increase in orders for final products over 2014 levels, we would be able to increase our output utilizing our existing capacity.

Slow Growth of the Chinese Economy

We operate our manufacturing facilities in China and derive the majority of our revenues from sales to customers in China. As such, economic conditions in China affect virtually all aspects of our operations, including the demand for our products, the availability and prices of our raw materials and our other expenses. In 2013 and 2014, the Chinese government continued its prudent monetary policy and China’s economy growth was at a single-digit level. Domestic demand for, and consumption of, prestressed steel products has decreased as a result of slowdown of Chinese economy growth. We anticipate that the demand for our materials in China will recover gradually as the Chinese government carries out its plans to further develop the transportation infrastructure in the PRC. However, any adverse changes in economic conditions or regulatory environment in China may have a material adverse effect on our future performances.

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

General and administrative expenses. General and administrative expenses consist primarily of research and development expense, management and office salaries and employee benefits, deprecation for office facility and office equipment, travel and entertainment, legal and accounting, consulting fees and other office expenses.

Financial expenses. Financial expenses consist of interest expense on bank loans, interest income and other bank charges

Other Income. Our other income consisted of government grants and revenue from sales of scrap materials in 2014, 2013 and 2012.

Income Taxes. Ossen Materials and Ossen Jiujiang have been recognized by their respective local government agencies as high-tech enterprises. As a result, both subsidiaries were subject to an income tax rate of 15% under relevant PRC income tax laws in 2013.

In the event that our income tax obligations increase over time, our net income will be affected.

Results of Operations

The following table sets forth the key components of our results of operations for the periods indicated, in dollars and as a percentage of revenue.

			(All amounts in U.S. dollars, except for percentages)
			For Year Ended December 31,
	2014	% of Revenue	2013	% of Revenue	2012	% of Revenue
Revenues	123,571,455	100.0%	113,891,989	100.0%	122,397,886	100.0%
Cost of Goods Sold	110,250,876	89.2%	102,353,957	89.9%	111,611,457	91.2%
Gross profit	13,320,579	10.8%	11,538,032	10.1%	10,786,429	8.8%
Selling expenses	772,383	0.6%	625,500	0.5%	917,074	0.7%
General and administrative expenses	6,340,584	5.1%	3,485,118	3.1%	3,950,934	3.2%
Total operating expenses	7,112,967	5.8%	4,110,618	3.6%	4,868,008	4.0%
Income from operation	6,207,612	5.0%	7,427,414	6.5%	5,918,421	4.8%
Interest expenses, net	(2,401,268)	-1.9%	(2,696,966)	-2.4%	(3,556,045)	-2.9%
Other income, net	907,941	0.7%	558,426	0.5%	911,430	0.7%
Income before income taxes	4,714,285	3.8%	5,288,874	4.6%	3,273,806	2.7%
Income Taxes	(578,727)	-0.5%	(1,219,030)	-1.1%	(557,428)	-0.5%
Net Income	4,135,558	3.3%	4,069,844	3.6%	2,716,378	2.2%

Less: net income attributable to non-controlling interest	276,682	0.2%	426,440	0.4%	335,099	0.3%
Net income attributable to controlling interest	3,858,876	3.1%	3,643,404	3.2%	2,381,279	1.9%
Other comprehensive income- Foreign currency translation gain	779,135	0.6%	1,647,348	1.4%	703,573	0.6%
Total other comprehensive income	779,135	0.6%	1,647,348	1.4%	703,573	0.6%
Comprehensive Income	4,638,011	3.8%	5,290,752	4.6%	3,084,852	2.5%

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenues. During the year ended December 31, 2014, we had revenues of approximately $123.6 million as compared to revenues of approximately $113.9 million during year ended December 31, 2013, an increase of approximately $9.7 million, or 8.5%. The increase in our revenues during the year ended December 31, 2014 was mainly attributable to an increase in sales of rare earth coated PC wires and PC strands.

The following table provides a breakdown of our revenues during the years ended December 31, 2014 and 2013, respectively:

	Year ended December 31,
	2014		2013		Change from
	Revenue ($)	% of Total Revenue	Revenue ($)	% of Total Revenue	2013 to 2014
Products:
Plain surface PC strands	12,198,665	9.9%	11,874,856	10.4%	1.9%
Zinc coated PC wires and PC strands	10,030,458	8.1%	10,025,847	8.8%	0.5%
Rare earth coated PC wires and PC strands	97,566,192	79.0%	90,563,991	79.5%	7.8%
Others	3,776,140	3.1%	1,427,295	1.3%	164.6%
Total	123,571,455	100%	113,891,989	100%	8.5%

The market for our higher strength rare earth coated products was in the slow recovery process and the demand for our higher strength and higher margin rare earth coated products slightly improved compared to 2013 but was still at low level in 2014. However, the demand for lower strength coated materials was at a higher level compared to higher strength coated materials and we used lower grade raw materials for some of our rare earth coated products to improve margins without sacrificing product strength or quality. As a result, we sold these products at a more competitive price than our competitors due to lower cost of raw materials and we were able to increase the sales of rare earth coated PC wires and PC strands by $7.0 million, or 7.8%, to $97.6 million for the year of 2014.

The sales of zinc coated PC wires and PC strands were $10.0 million during the year ended December 31, 2014, an increase of 0.5%, compared to the year ended December 31, 2013. The slight increase of sales generated by zinc coated products in 2014 was primarily due to the slow recovery of the market in 2014.

The sales of plain surface PC strands and PC wires were $12.2 million during the year ended December 31, 2014, an increase of $0.3 million, or 1.9%, compared to the year ended December 31, 2013. This increase of sales generated by plain surface PC strands and PC wires was primarily due to new international markets developed, especially Japan, which normally has higher gross margin compared to the domestic market.

Other sales were $3.8 million during the year ended December 31, 2014, an increase of $2.3 million, or 164.6%, compared to the year ended December 31, 2013. This increase was primarily due to more spare raw materials sold in 2014 compared to 2013 and the increase of service revenue.

Cost of Goods Sold. Cost of goods sold was approximately $110.3 million during the year ended December 31, 2014, as compared to approximately $102.4 million during the year ended December 31, 2013, representing an increase of 7.8%, or approximately $7.9 million. This increase primarily resulted from the increase of revenues and partially offset by the decrease of average price of raw materials. As a percentage of revenues, cost of goods sold decreased from 89.9% to 89.2% during the year ended December 31, 2014. .

Gross Profit and Gross Margin. Our gross profit is equal to the difference between our revenues and our cost of goods sold. Our gross profit increased 15.4% to approximately $13.3 million during the year ended December 31, 2014, from approximately $11.5 million for the same period in 2013. For the years ended December 31, 2014 and 2013, our gross margin was 10.8% and 10.1%, respectively. The increase of gross margin was primarily due to the decrease of average price of raw materials and new international market developed, especially Japan, which normally has higher gross margin compared to domestic market.

Selling Expenses. Selling expenses totaled $0.8 million for the year ended December 31, 2014, as compared to $0.6 million for the year ended December 31, 2013, an increase of 23.5%. This increase was attributable primarily due to higher transportation cost associated with new overseas' customers and higher commission fees.

General and Administrative Expenses. General and administrative expenses totaled $6.3 million for the year ended December 31, 2014, as compared to $3.5 million for the year ended December 31, 2013, an increase of 81.9%. The increase in 2014 was primarily due to increase in research and development expenses. The increase in research and development expenses was primarily due to the cost associated with the development of products for new customers and rare earth zinc-aluminum coated products.

Operating Income. As a result of the foregoing, operating income for the year ended December 31, 2014 was approximately $6.2 million, a decrease of 16.4% as compared to approximately $7.4 million for the same period in 2013. This decrease was primarily due to a $2.7 million increase in research and development expenses and a $0.5 million increase in bad-debt provision. As a percentage of net sales, operating income decreased from 6.5% to 5.0% during the year ended December 31, 2014.

Income Taxes. We incurred income tax expenses of $0.6 million and $1.2 million in the fiscal years ended December 31, 2014 and 2013, respectively. Ossen Materials was subject to a 15% tax rate through 2014 as the result of its being designated a high-tech enterprise. In 2012, Ossen Materials renewed its status of high-tech enterprise, and will be subject to a 15% tax rate through 2015. Starting from January 1, 2012, Ossen Jiujiang enjoys a tax rate of 15% as it is considered as a high-tech enterprise by the PRC government. We intend to renew both subsidiaries’ status of high-tech enterprise and continue to be subject to a 15% tax rate before they are expired, but there can be no assurance our renewal of tax status will be successful.

Net Income. As a result of the foregoing, our net income totaled approximately $4.1 million for the year ended December 31, 2014, as compared to approximately $4.1 million for the year ended December 31, 2013, an increase of 1.6%.

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

General and Administrative Expenses. General and administrative expenses totaled $3.5 million for the year ended December 31, 2013, as compared to $4.0 million for the year ended December 31, 2012, a decrease of 11.8%. The decrease in 2013 was primarily due to the decrease in bad debt expense, partially offset by the increase of approximately $0.1 million in cost associated with research and development compared to 2012.

Operating Income. As a result of the foregoing, operating income for the year ended December 31, 2013 was approximately $7.4 million, an increase of 25.5% as compared to approximately $5.9 million for the same period in 2012. This was primarily due to higher overall gross margin and lower selling, general and administrative expenses in 2013 compared to 2012. As a percentage of net sales, operating income increased from 4.8% to 6.5% during the year ended December 31, 2013.

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

Contracts with distributors do not offer any chargeback or price protection. The Company experienced no product returns and recorded no reserve for sales returns for the years ended December 31, 2014, 2013 and 2012.

Research and Development

Research and development costs are expensed as incurred and totaled approximately $3,914,918, $1,260,440 and $1,132,256 for the years ended December 31, 2014, 2013 and 2012, respectively. Research and development costs are included in general and administrative expenses in the accompanying statements of operations. Research and development costs are incurred on a project specific basis.

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

Fair Value of Financial Instruments

The Company applies the provisions of ASC 820, Fair Value Measurements and Disclosures, to the financial instruments that are required to be carried at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Company uses a three-tier fair value hierarchy based upon observable and non-observable inputs that prioritizes the information used to develop our assumptions regarding fair value. Fair value measurements are separately disclosed by level within the fair value hierarchy. FASB ASC 820 (formerly SFAS No. 157 Fair Value Measurements) establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market

These tiers include:

• Level 1—defined as observable inputs such as quoted prices in active markets for identical assets or liabilities;

• Level 2—defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

• Level 3—defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The company’s financial instruments primarily consist of cash and cash equivalents, restricted cash, accounts receivable, notes receivable, accounts payable, other payables and accrued liabilities, short-term bank loans, and bond payable.

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and other current assets and liabilities approximate fair value because of the short term nature of these items. The estimated fair values of short-term bank loans were not materially different from their carrying value as presented due to the short maturities and that the interest rates on the borrowing approximate those that would have been available for loans of similar remaining maturity and risk profile. As the carrying amounts are reasonable estimates of the fair value, these financial instruments are classified within Level 1 of the fair value hierarchy.

Bond payable is a financial instrument whose value is determined by unobservable inputs in which little market data exists. As the Company is required to develop its own assumptions, bond payable is classified within Level 3 of the fair value hierarchy. The balance of bond payable, which was measured and disclosed at fair value, was 15,972,837 and $0 at December 31, 2014 and 2013, respectively.

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

Advance to Suppliers

Advance to Suppliers represents interest-free cash paid in advance to suppliers for purchases of raw materials. The balance of advance to suppliers was $56,327,390 and $50,614,815 at December 31, 2014 and 2013, respectively. Among the balance of $56,327,390, the aging of $29,692,901 was within 60 days, $18,899,528 was between 60-90 days and $7,734,960 was over 90 days. No allowance was provided for the prepayments balance at December 31, 2014.

In 2014, the PRC steel industry was still in a process of reducing inventory. We were able to receive raw materials delivered by our suppliers in 2014 at a discounted price, locked in by prepayments. We expect to continue gradually reducing our balance of advance to suppliers once market conditions improve.

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

No impairment loss is subsequently reversed even if facts and circumstances indicate recovery. There was no impairment loss recognized for the years ended December 31, 2014, 2013 and 2012.

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

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2014-09 (“ASU 2014-09”), “Revenue from Contracts with Customers (Topic 606)”. ASU 2014-09 will eliminate transaction-specific and industry-specific revenue recognition guidance under current US GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. Entities can transition to the standard either retrospectively or as a cumulative effect adjustment as of the date of adoption. The Company is currently assessing the impact the adoption of ASU 2014-09 and the effect of the standard on our ongoing financial reporting.

In June 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2014-12 (“ASU 2014-12”), “Compensation—Stock Compensation (Topic 718) - Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period.” ASU 2014-12 requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718 as it relates to awards with performance conditions that affect vesting to account for such awards. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved. As indicated in the definition of vest, the stated vesting period (which includes the period in which the performance target could be achieved) may differ from the requisite service period.

For all entities, the amendments in this Update are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The effective date is the same for both public business entities and all other entities. Entities may apply the amendments in this Update either (a) prospectively to all awards granted or modified after the effective date or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. If retrospective transition is adopted, the cumulative effect of applying this Update as of the beginning of the earliest annual period presented in the financial statements should be recognized as an adjustment to the opening retained earnings balance at that date. Additionally, if retrospective transition is adopted, an entity may use hindsight in measuring and recognizing the compensation cost. The Company is currently evaluating the impact of adopting this Update on its financial statements.

In August 2014, the FASB issued Accounting Standards Update No. 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern”, which will explicitly require management to assess an entity’s ability to continue as a going concern and to provide related footnote disclosures in certain circumstances. Currently, there is no guidance in GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern or to provide related footnote disclosures. The amendments in this Update provide that guidance. In doing so, the amendments should reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term “substantial doubt”, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for the first annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The Company is currently evaluating the impact of adopting this update on its financial statements.

In January 2015, the FASB issued Accounting Standards Update No. 2015-01, “Income Statement-Extraordinary and Unusual Items (Subtopic 225-20)”, which simplifies income statement presentation by eliminating the concept of an extraordinary item. As a result, entities will no longer segregate an extraordinary item from the results of ordinary operations; separately present an extraordinary item on its income statement, net of tax, after income from continuing operations; and disclose income taxes and earnings per share data applicable to an extraordinary item. The guidance is effective for the Company beginning the first quarter of fiscal 2017 with early adoption permitted. The adoption of this guidance is not expected to have a significant impact on our consolidated financial position, results of operations, or cash flows.

5B. Liquidity and Capital Resources

The major sources of our liquidity for fiscal years 2013 and 2012 were bank borrowings, including loans from banks and bank acceptance notes. In 2014, in addition to bank borrowings, our subsidiary in Maanshan, Ossen Materials, completed a private placement of approximately $16.2 million in aggregate principal amount of notes to certain accredited investors in China. The notes bear a fixed interest rate of 10.75% per annum, payable annually in arrears, and mature on September 2, 2016. After deducting placement agent fees and other offering expenses, Ossen Materials received net proceeds of approximately $15.4 million. We expect to finance our operations and working capital needs in the near future from cash generated from operations and short-term borrowings.

Our cash and cash equivalents, which are denominated in RMB, were approximately $0.7 million at December 31, 2014, as compared to $1.1 million at December 31, 2013 and $2.0 million at December 31, 2012. Our restricted cash was approximately $17.6 million at December 31, 2014, as compared to $31.8 million at December 31, 2013 and $25.4 million at December 31, 2012. For the year ended December 31, 2014, we used a significant portion of our cash reserve to purchase raw materials to satisfy our production needs and to maintain satisfactory levels of inventory. We also generated net profits and positive cash flow from operating activities were able to renew loans and notes with our lenders. We believe that our cash reserves, together with expected cash flow from operations and short-term loans, are sufficient to allow us to continue to operate for the next 12 months. For details of our bank loans and notes payables please see “Bank Loans and Bank Acceptance Notes” below.

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

We are developing rare earth coating application for zinc-aluminum alloy coated products, which are more corrosion-resistant than zinc coated products. We will continue our expansion plan pending the completion of development of the method to apply rare earth in zinc-aluminum alloy coating process and the improvement of market conditions. We currently estimate that the entire cost of this expansion will be approximately $22 million. We intend to fund the costs of this expansion from short-term bank loans, other sources of financing, or cash from operations.

Accounts Receivable

In 2014, our domestic customers generally paid between 150-180 days after receiving the materials at their construction site. Our accounts receivable increased to $48.2 million at December 31, 2013 from $45.7 million at December 31, 2012 as a result of the conservative monetary policy maintained by the Chinese government and a temporary shortage of liquidity in Chinese inter-bank market in June 2013. As of December 31, 2014, our accounts receivable increased to $53.8 million from $48.2 million at December 31, 2013. The increase was primarily due to the prudent monetary policy maintained by the Chinese government in 2014, which impacted the timing of our customers’ payments to us. We have collected 21.0% or $11.3 million of accounts receivable outstanding as of December 31, 2014 in cash as of April 10, 2015. See note 2 to our audited financial statements for a schedule of our valuation account.

The average Days Sales Outstanding (“DSO”) of 2013 and 2014 were 150 days and 151 days, respectively. The DSO as of December 31, 2013 and 2014 were 154 days and 159 days, respectively.

The following table describes the aging of our accounts receivable during 2013 and 2014:

As of Date	Account Receivables Balance (in US Dollars)	<60 days	60-90 days	90-180 days	>180 days

Dec. 31, 2014	53,764,414	16,547,314	12,798,090	11,177,912	13,241,098
Dec. 31, 2013	48,200,076	22,769,650	7,479,699	6,274,647	12,089,861

Approximately 23.8%, or $3.2 million of $13.2 million of accounts receivable aged over 180 days as of December 31, 2014 were from the Ministry of Railway. As of April 10, 2015, we have collected approximately $11.3 million or 21.0% of the $53.8 million of accounts receivable outstanding as of December 31, 2014 in cash.

Major Customers

During the years ended December 31, 2014, 2013 and 2012, our six largest customers contributed 74.9%, 61.3% and 78.1% of our total sales, respectively. See “Business—Our Customers” above. As a result of our reliance on a limited number of customers, we may face pricing and other competitive pressures, which may have a material adverse effect on our profits and our revenues. The volume of products sold for specific customers varies from year to year, especially since we are not the exclusive provider for any customers. In addition, there are a number of factors, other than our performance, that could cause the loss of a customer or a substantial reduction in the products that we provide to any customer and that may not be predictable. For example, our customers may decide to reduce spending on our products due to insufficient funding or delay of the project, or a customer may no longer need our products following the completion of a project. The loss of any one of our major customers, a decrease in the volume of sales to these customers or a decrease in the price at which we sell our products to them could materially adversely affect our profits and our revenues.

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

Bank Loans and Bank Acceptance Notes

At December 31, 2014, we had approximately $18.7 million of short-term bank loans and $26.5 million of bank acceptance notes outstanding, as compared to approximately $27.3 million of short-term bank loans and $51.0 million of bank acceptance notes outstanding at December 31, 2013 and $50.7 million and $36.9 million at December 31, 2012, respectively. The decreased balance in 2014 was primarily due to the prudent monetary policy maintained by the Chinese government in 2014. Although China’s central bank trimmed the rate of deposits that banks need to keep on reserve by one percentage point for banks that lend to the rural sector and smaller companies, and cut the benchmark rate for one-year deposits by 25 basis points and the one-year lending rate by 40 basis points in late 2014, these steps were not targeted to steel companies and Chinese banks were still conservative in lending to small and privately owned companies.

As our domestic sales in China, as percentage of total sales, increased in 2012, 2013 and 2014, our use of bank acceptance notes as a settlement vehicle also increased. Our notes payable of $26.5 million at December 31, 2014 represented the amount of bank acceptance notes our suppliers received from us for our purchases of raw materials. These notes are issued by financial institutions, typically by banks, that entitle our suppliers to receive the full face amount from the bank or financial institution at maturity. Our notes payable are interest-free and range from six months to one year from the date of issuance. These notes are subject to bank charges of 0.05% of the principal amount as commission on each issuance and in total are secured by $17.6 million restricted cash as of December 31, 2014. Bank acceptance notes are commonly used in domestic China due to their enhanced credibility and the liquidity it provides to the bearer. The bearer always has the option to cash the bank acceptance notes before maturity at its issuing bank and receive a discounted amount in cash. We expect that bank acceptance notes will continue to account for a material portion of our total receivables and payables in the near future.

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

The weighted average annual interest rate of our short-term bank loans was 7.14%, 7.00% and 6.75% as of December 31, 2014, 2013 and 2012, respectively. Interest expense was $1.9 million, $2.7 million and $3.3 million for the years ended December 31, 2014, 2013 and 2012, respectively.

We did not experience any difficulties in the acquisition and rollover of the short-term bank loans that we use to fund our daily operations in 2014. In addition, our 81% owned subsidiary in Maanshan, Ossen Innovation Materials Co., Ltd., was able to raise RMB 100 million (approximately $16.2 million) in Chinese debt market to fund its working capital and replace some short-term bank loans.We anticipate rollovers of all current facilities that are set to mature in 2015 and do not anticipate a reduction in the availability of short-term bank loans to fund our operations and meet our growth objectives. Three of our affiliates, namely Ossen Material Research (formerly Shanghai ZFX), Shanghai Ossen, and Ossen Shanghai have provided guarantees for certain of our short-term bank loans for no consideration. There can be no assurance that Shanghai Zhaoyang, Ossen Material Research, Ossen Shanghai, and Shanghai Ossen will be willing or able to continue to provide similar guarantees on this basis with respect to future borrowings.

Working Capital

Our working capital was approximately $108.0 million at December 31, 2014, as compared to $85.7 million at December 31, 2013 and $70.8 million at December 31, 2012.

The working capital increase of $22.3 million in 2014 as compared with 2013 was due primarily to the decrease in short-term bank loans and bank acceptance notes.

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

Cash Flows

Our revenue increased 8.5% in 2014 compared to 2013 because of technology upgrades to increase capacity, efforts to expand to the Japanese market and efforts to maintain current customers and attract new customers. Our revenue decreased 6.9% in 2013 compared to 2012 because of unfavorable market conditions and China’s slowing economy growth in 2013. Our cash flow from operations in 2014 was positive primarily due to a decrease in notes receivable from a related party.

Years Ended December 31, 2014 and 2013

The following table sets forth a summary of our net cash flow information for the periods indicated:

(All amounts in U.S. dollars)

	Year Ended December 31,
	2014	2013
	(Audited)	(Audited)

Net cash provided by operating activities	$1,804,435	$10,011,383

Net cash provided by (used in) investing activities	(80,985)	8,055,576

Net cash used in financing activities	(3,500,632)	(22,060,165)

Operating Activities

Net cash provided by operating activities was approximately $1.8 million in 2014, as compared to $10.0 million of net cash provided by operating activities in 2013. This decrease in cash provided by operating activities was the result of a $5.6 million increase in accounts receivable, a $5.7 million increase in advance to suppliers, a $7.5 million increase in notes receivable, a $2.3 million decrease in customer deposits, partially offset by a $12.9 million decrease in notes receivable from related party.

Investing Activities

Net cash used in investing activities was $80,985 in 2014, as compared to $8.1 million of net cash provided by investing activities in 2013 as the result of an $8.1 million withdrawal for prepayment for equipments of expansion plan in 2013.

Financing Activities

Net cash used in financing activities in 2014 was approximately $3.5 million, as compared to approximately $22.1 million of net cash used in financing activities in 2013. The decrease in cash used in financing activities was the result of an increase in proceeds from bond payable, a decrease in restricted cash, and a decrease in repayments of short-term bank loans and long-term bank loans, partially offset by a decrease of proceeds from short-term bank loans and a decrease of proceeds from notes payable.

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

5.E. Off-Balance Sheet Arrangements

As of December 31, 2014 we guaranteed $15.5 million of short term debt and $21.3 million of notes payable of Shanghai Pujiang. As of December 31, 2014, we guaranteed $4.9 million of short term debt of Ossen Material Research. We do not have any other off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our investors.

5.F. Tabular Disclosure of Contractual Obligations

Our contractual obligations consist of short-term and long-term debt obligations. The following table sets forth a breakdown of our contractual obligations as of December 31, 2014:

	Payments due by period
		Less than			More than
CONTRACTUAL OBLIGATIONS	Total	1 year	1-3 years	3-5 years	5 years

Short-term debt obligations (1)	45,232,672	45,232,672
Long-term debt obligations (2)	15,972,837		15,972,837
Interest Commitments – Short term bank loans	833,181	833,181
Interest Commitments – Bond payable	3,498,210	1,749,105	1,749,105
Total	65,536,900	47,814,958	17,721,942

(1) Attributable to short-term bank loans and bank acceptance notes.

(2) Attributable to bonds issued by our PRC subsidiary to private investors in China.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors, Executive Officers and Key Employees

The following table sets forth the name, age, positions and a brief description of the business experience of each of our directors, executive officers and key employees as of the date hereof.

Name	Position(s)	Age

Liang Tang	Chairman of Board	47

Wei Hua	Chief Executive Officer and Director	52

Feng Peng	Chief Financial Officer	41

Junhong Li	Director	48

Xiaobing Liu	Director	55

Yingli Pan	Director	60

Zhongcai Wu	Director	65

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

6.B. Compensation

For the year ended December 31, 2014, the aggregate cash compensation that we paid to our executive officers and directors was approximately $86,300. For the year ended December 31, 2013, the aggregate cash compensation that we paid to our executive officers and directors was approximately $125,000. There are no service contracts between us and any of our directors, except for those directors who are also our executive officers. Pursuant to PRC law, 25% of our executive officers’ salaries have been set aside for pension and retirement.

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

We have entered into an employment agreement with Mr. Feng Peng. Mr. Peng is employed as Chief Financial Officer of our Company. The term of his agreement is from March 1, 2013 until March 1, 2014 and the agreement may be automatically renewed for one year terms thereafter. As of the date hereof, the term of the agreement has been automatically extended to March 2016. We compensate Mr. Peng at an annual rate of approximately $69,000. We may terminate the agreement for cause as specified in the agreement.

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

6.E. Share Ownership

As of April 24, 2015, 19,901,959 of our ordinary shares were outstanding. Holders of our ordinary shares are entitled to vote together as a single class on all matters submitted to shareholders for approval. No holder of ordinary shares has different voting rights from any other holders of ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. Approximately 6,061,459 of our ordinary shares represented by American Depositary Receipts are held by an aggregate of 1 record holder in the United States.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The percentages of shares beneficially owned in the table below are based on 19,901,959 ordinary shares outstanding as of April 24, 2015.

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

Name					Number	Percent

Directors, Executive Officers and 5% Shareholders (1) :

Liang Tang					11,889,500	59.4%

Wei Hua (2)					600,000	3.0%

Feng Peng					-	-

Junhong Li					-	-

Xiaobing Liu	-	-	-	-	-	-

Yingli Pan	-	-	-	-	-	-

Zhongcai Wu	-	-	-	-	-	-

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Percentage of beneficial ownership of each listed person is based on ordinary shares outstanding as of the date of this filing, including ordinary shares convertible from all outstanding preferred shares, and the ordinary shares underlying any options and warrants exercisable by such person within 60 days of the date of this filing. Percentage of beneficial ownership of each listed person is based on ordinary shares outstanding as of April 24, 2015 and the ordinary shares underlying any options and warrants exercisable by such person within 60 days of the date of this filing.

(2)	The spouse of our chief executive officer, Wei Hua, owns 100% of the shares of Fascinating Acme Development Ltd., which owned 3% of the shares of Ossen Innovation Group prior to the business combination, and owns 3% of our shares since the business combination. Mr. Hua may be deemed to beneficially own these shares under SEC rules and regulations.

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

The 2010 Plan will automatically terminate on the fifth anniversary of the 2010 Plan’s adoption. However, outstanding stock options will continue to be effective after the 2010 Plan’s termination. We do not have intention to extend the plan or enter into a new plan in 2015.

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

Purchases from a Related Party

Historically, we have purchased a significant percentage of our raw materials from an affiliated entity, Ossen Material Research (formerly Shanghai ZFX), an agent that supplies steel wire rods to prestressed concrete manufacturers in China such as our company. Ossen Material Research is controlled by our chairman, Dr. Tang. Ossen Material Research is a member of the Ossen Group, whose relationship to us is described above under the heading “Business – Overview.”

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

We acquired 0%, 1.9% and 3.2% of our raw materials from Ossen Material Research in the years ended December 31, 2014, 2013 and 2012, respectively.

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

Guarantees

During the years ended December 31, 2014, 2013 and 2012 , Shanghai Ossen, an affiliate of ours, and Ossen Material Research (formerly Shanghai ZFX) , an affiliate of ours, and Ossen Shanghai, an affiliate of ours, provided guarantees for certain of our short-term and long-term bank loans. The term of each of the short-term loans is within one year. The term of the long-term loans is within three years. The purpose of these loans is to fund our working capital needs. Local banks have required guaranties pursuant to their standard regulations. Shanghai Ossen Investment Co., Ltd. is a member of the Ossen Group, whose relationship to us is described above under the heading “Business – Overview.”

Shanghai Ossen guaranteed loans in the amount of $4.9 million in 2014, $0 in 2013 and $7.9 million in 2012. Ossen Material Research guaranteed loans in the amount of $8.1 million, $9.2 million and $30.6 million in 2014, 2013 and 2012, respectively. Ossen Material Research guaranteed notes payable in the amount of $14.8 million, $3.2 million and $26.2 million in 2014, 2013 and 2012, respectively. Ossen Shanghai guaranteed loans in the amount of $1.6 million in 2014 and 1.9 million in 2013. These guarantees in 2013 and 2014 were provided for no consideration. In addition, in 2014, 2013 and 2012, we guaranteed loans in the amount of $15.5 million, $11.3 million and $15.9 million and notes payable in the amount of $21.3 million, $17.6 million, and $12.9 million for Shanghai Pujiang, and we guaranteed loans in the amount of $4.9 million, $4.8 million and $0 for Ossen Material Research

There can be no assurance that Ossen Material Research, Shanghai Ossen and Ossen Shanghai will be willing or able to continue to provide similar guarantees on this basis with respect to future borrowings. The loans that have come due have been repaid by us in full.

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

9.A. Offer and Listing Details

Our ADS’s are listed for trading on the Nasdaq Capital Market under the symbol “OSN.” The shares began trading at $4.50 per ADS on December 21, 2010 on the Nasdaq Global Market. The listing of our ADS’s was transferred to the Nasdaq Capital Market on July 30, 2013. The trading price for the ADSs was $0.70 on April 24, 2014.

The table below sets forth for the periods indicated the high and low closing market prices of our ADS’s as reported on Nasdaq:

	High	Low
2012

	$1.37	$0.75

2013

First Quarter	$0.99	$0.80

Second Quarter	$0.84	$0.57

Third Quarter	$0.80	$0.50

Fourth Quarter	$1.56	$0.60

2014

First Quarter	$1.37	$1.08

Second Quarter	$1.16	$0.77

Third Quarter	$1.38	$0.79

Fourth Quarter	$1.19	$0.71

2015

First Quarter	$0.80	$0.63

The table below sets forth the high and low closing market prices for our shares on Nasdaq during the most recent six-month period:

	High	Low
2014

October	$1.19	$0.85

November	$0.95	$0.83

December	$0.98	$0.71

2015

January	$0.80	$0.63

February	$0.78	$0.67

March	$0.70	$0.64

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

We do not believe that we were a PFIC for our 2014 taxable year. However, because the determination of our PFIC status is based on such factual matters as the composition of our income and assets the valuation of our assets, and our market capitalization, there is no assurance that the United Stated Internal Revenue Service (“IRS”) will agree with our position for the 2014 taxable year or any prior taxable year. In addition, there can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2014 or in future taxable years.

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

As of December 31, 2014, 2013 and 2012, substantially all of our cash included bank deposits in accounts maintained within the PRC where there is currently no rule or regulation in place for obligatory insurance to cover bank deposits in the event of bank failure. However, we have not experienced any losses in such accounts and we believe we are not exposed to any significant risks on our cash in bank accounts.

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

We are developing rare earth coating application for zinc-aluminum alloy coated products, which are more corrosion-resistant than zinc coated products. We will continue our expansion plan pending the completion of development of the method to apply rare earth in zinc-aluminum alloy coating process, subject to improvement in market conditions. We currently estimate that the entire cost of this expansion will be approximately $22 million. We intend to fund the costs of this expansion from short-term bank loans, other sources of financing, or cash from operations.

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

Our management has conducted an assessment, including testing of the design and the effectiveness of our internal control over financial reporting as of December 31, 2014. In making its assessment, management used the criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Based on this assessment, management concluded that our internal controls over financial reporting were effective as of December 31, 2014.

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

Our code of business conduct and ethics are publicly available on our website at http://www.osseninnovation.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Year Ended December 31, 2014	Year Ended December 31, 2013

Audit fees*	$255,000	$260,000

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

None.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-46.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Documents

1.1	Amended and Restated Memorandum of Association (1)

1.2	Amended and Restated Articles of Association (1)

2.1	Form of American Depositary Receipt (included in Exhibit 2.3)

2.2	Form of Ordinary Share Certificate (1)

2.3	Form of Deposit Agreement (3)

4.1	Share Exchange Agreement between Ultra Glory International Ltd., the shareholder of Ultra Glory International Ltd., Ossen Innovation Materials Group Co., Ltd. and the Shareholders of Ossen Innovation Materials Group Co., Ltd., dated July 7, 2011 (2)

4.2	Employment Contract by and between Ossen Innovation Co., Ltd. and Liang Tang, dated January 1, 2014 (4)

4.3	Employment Agreement, dated March 1, 2013, entered into by the Company and Feng Peng. (5)

8.1	Subsidiaries of the Registrant*

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

101	Interactive Data File (XBRL).

* Attached as an exhibit hereto.

(1)	Incorporated by reference to our Registration Statement on Form F-1/A, filed on September 29, 2011.

(2)	Incorporated by reference to our Shell Company Report on Form 20-F, filed on July 12, 2011.

(3)	Incorporated by reference to our Registration Statement on Form F-6, filed on December 3, 2011.

(4)	Incorporated by reference to our Annual Report on Form 20-F, filed on April 29, 2014.

(5)	Incorporated by reference to our Annual Report on Form 20-F, filed on April 30, 2013.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OSSEN INNOVATION CO., LTD.

/s/ Wei Hua

Name: Wei Hua
Title: Chief Executive Officer

Date: April 28, 2015

OSSEN INNOVATION CO., LTD.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONTENTS

PAGE	F-1	REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDED DECEMBER 31, 2014 AND 2013

PAGE	F-2-F-3	CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2014 AND 2013

PAGE	F-4	CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

PAGE	F-5	CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

PAGE	F-6-F-7	CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

PAGE	F-8 –F- 48	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACOUNTING FIRM

Board of Directors and Shareholders

Ossen Innovation Co., Ltd.

Shanghai, China

We have audited the accompanying consolidated balance sheet of Ossen Innovation Co., Ltd. as of December 31, 2014 and 2013 and the related consolidated statements of operations and other comprehensive income, shareholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ossen Innovation Co., Ltd. as of December 31, 2014 and 2013 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

Shanghai, People’s Republic of China

April 28, 2015

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2014 AND 2013

	December,31
	2014	2013
ASSETS
Current assets
Cash and cash equivalents	$684,592	$1,139,450
Restricted cash	17,572,732	31,783,670
Note receivable-bank acceptance note	9,925,155	2,421,581
Accounts receivable, net of allowance for doubtful accounts of $1,874,330 and $1,336,177 at December 31, 2014 and 2013, respectively	53,764,414	48,200,076
Inventories	20,137,901	18,750,770
Advance to suppliers	56,327,390	50,614,815
Other current assets	946,319	3,447,886
Notes receivable from related party – bank acceptance notes	-	12,915,099
Total current assets	159,358,503	169,273,347
Property, plant and equipment, net	7,174,646	8,458,121
Land use rights, net	4,231,348	4,297,849
TOTAL ASSETS	$170,764,497	$182,029,317

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2014 AND 2013 (Continued)

	December,31
	2014	2013
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes payable-bank acceptance notes	$26,521,315	$50,990,427
Short-term bank loans	18,711,357	27,283,147
Accounts payables	3,217,076	503,944
Customer deposits	588,005	2,908,271
Taxes payable	552,459	232,541
Other payables and accrued liabilities	1,622,958	1,549,748
Due to related party	69,469	16,911
Due to shareholder	100,000	50,000
Total current liabilities	51,382,639	83,534,989
Bond payable	15,972,837	-
TOTAL LIABILITIES	67,355,476	83,534,989

EQUITY
Shareholders' Equity
Ordinary shares, $0.01 par value: 100,000,000 shares authorized; 20,000,000 shares issued; 19,901,959 shares outstanding as of December 31, 2014 and 2013, respectively	200,000	200,000
Additional paid-in capital	33,971,455	33,971,455
Statutory reserve	5,021,752	4,615,699
Retained earnings	44,971,082	41,518,259
Treasury stock, at cost: 98,041 shares as of December 31, 2014 and 2013, respectively	(96,608)	(96,608)
Accumulated other comprehensive income	8,425,697	7,646,562
TOTAL SHAREHOLDERS’ EQUITY	92,493,378	87,855,367
Non-controlling interest	10,915,643	10,638,961
TOTAL EQUITY	103,409,021	98,494,328

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$170,764,497	$182,029,317

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

	Year Ended December 31,
	2014	2013	2012

REVEUNUES	$123,571,455	$113,891,989	$122,397,886
COST OF GOODS SOLD	110,250,876	102,353,957	111,611,457
GROSS PROFIT	13,320,579	11,538,032	10,786,429
Selling expenses	772,383	625,500	917,074
General and administrative expenses	6,340,584	3,485,118	3,950,934
Total Operating Expenses	7,112,967	4,110,618	4,868,008

INCOME FROM OPERATIONS	6,207,612	7,427,414	5,918,421
Financial expenses, net	(2,401,268)	(2,696,966)	(3,556,045)
Other income, net	907,941	558,426	911,430
INCOME BEFORE INCOME TAX	4,714,285	5,288,874	3,273,806
INCOME TAX	(578,727)	(1,219,030)	(557,428)
NET INCOME	4,135,558	4,069,844	2,716,378
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	276,682	426,440	335,099
NET INCOME ATTRIBUTABLE TO OSSEN INNOVATION CO.,LTD AND SUBSIDIARIES	3,858,876	3,643,404	2,381,279

OTHER COMPREHENSIVE INCOME
Foreign currency translation gain	779,135	1,647,348	703,573
TOTAL OTHER COMPREHENSIVE INCOME	779,135	1,647,348	703,573
COMPREHENSIVE INCOME	$4,638,011	$5,290,752	$3,084,852

EARNINGS PER ORDINARY SHARE
Basic and diluted	$0.19	$0.18	$0.12
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic and diluted	19,901,959	19,901,959	19,942,333

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

	Total Ossen Innovation Co., Ltd. Shareholders’ Equity
	Ordinary Shares		Additional			Accumulated Other			Non
	$0.01 Par Value		Paid-in	Treasury stock		Comprehensive	Statutory	Retained	Controlling
	Shares	Amount	Capital	Shares	Amount	Income	Reserve	Earnings	Interest	Total
Balance at January 1, 2012	20,000,000	$200,000	$33,884,656	-	$-	$5,295,641	$3,884,808	$36,224,467	$9,877,422	$89,366,994
Net income	-	-	-	-	-	-	-	2,381,279	335,099	2,716,378
Transfer to statutory reserve	-	-	-	-	-	-	294,219	(294,219)	-	-
Common shares repurchase	-	-	-	(98,041)	(96,608)	-	-	-	-	(96,608)
Share-based compensation to employee	-	-	86,799	-	-	-	-	-	-	86,799
Foreign currency translation adjustment	-	-	-	-	-	703,573		-	-	703,573
Balance at December 31, 2012	20,000,000	200,000	33,971,455	(98,041)	(96,608)	5,999,214	4,179,027	38,311,527	10,212,521	92,777,136
Net income	-	-	-	-	-	-	-	3,643,404	426,440	4,069,844
Transfer to statutory reserve	-	-	-	-	-	-	436,672	(436,672)	-	-
Foreign currency translation adjustment	-	-	-	-	-	1,647,348		-	-	1,647,348
Balance at December 31, 2013	20,000,000	200,000	33,971,455	(98,041)	(96,608)	7,646,562	4,615,699	41,518,259	10,638,961	98,494,328
Net income	-	-	-	-	-	-	-	3,858,876	276,682	4,135,558
Transfer to statutory reserve	-	-	-	-	-	-	406,053	(406,053)	-	-
Foreign currency translation adjustment	-	-	-	-	-	779,135		-	-	779,135
Balance at December 31, 2014	20,000,000	$200,000	$33,971,455	(98,041)	$(96,608)	$8,425,697	$5,021,752	$44,971,082	$10,915,643	$103,409,021

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

	Year Ended December 31,
	2014	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$4,135,558	$4,069,844	$2,716,378
Adjustments to reconcile net income to net cash provided by/ (used in) operating activities:
Depreciation and amortization	1,531,278	1,564,973	1,601,197
Share-based compensation expense	-	-	86,799
Changes in operating assets and liabilities:
(Increase) Decrease In:
Accounts receivable	(5,564,338)	(2,465,695)	2,315,342
Inventories	(1,387,131)	(8,943,726)	7,415,620
Advance to suppliers	(5,712,575)	27,333,681	(36,557,323)
Other current assets	2,501,567	(1,543,260)	4,590,616
Notes receivable - bank acceptance notes	(7,503,574)	(2,027,502)	10,457,537
Notes receivable from related party - bank acceptance notes	12,915,099	(11,084,891)	(1,830,208)
Account receivable from related party	-	-	20,799
Increase (Decrease) In:
Accounts payable	2,713,132	(68,361)	(376,169)
Customer deposits	(2,320,266)	2,523,669	(75,312)
Income tax payable	319,918	(158,812)	386,561
Other payables and accrued expenses	73,209	744,552	480,773
Due to related party	52,558	16,911	-
Due to shareholder	50,000	50,000	-
Net cash provided by (used in) operating activities	1,804,435	10,011,383	(8,767,390)

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchases of plant and equipment	(81,441)	(16,361)	(32,856)
Withdraw (Prepayment) for purchases of plant and equipment	-	8,071,937	(1,584)
Disposal of property, plant and equipment	456	-	1,458
Net cash provided by (used in) investing activities	(80,985)	8,055,576	(32,982)

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012 (Continued)

	Year Ended December 31,
	2014	2013	2012
CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease (Increase) in restricted cash	14,210,938	(6,376,171)	(5,642,598)
Proceeds from short-term bank loans	28,475,194	41,531,691	68,716,602
Repayments of short-term bank loans	(37,261,825)	(66,189,540)	(66,384,299)
Repayments of long-term bank loans	-	(4,581,002)	(316,877)
Proceeds from notes payable-bank acceptance notes	55,811,380	98,467,000	76,842,639
Repayment of notes payable-bank acceptance notes	(80,682,428)	(84,912,143)	(64,959,757)
Repurchase of common share	-	-	(96,608)
Proceeds from bond payable	15,946,109	-	-
Net cash provided by (used in) financing activities	(3,500,632)	(22,060,165)	8,159,102

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,777,182)	(3,993,206)	(641,270)
Effect of exchange rate changes on cash	1,322,324	3,135,892	1,069,773
Cash and cash equivalents at beginning of period	1,139,450	1,996,764	1,568,261
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$684,592	$1,139,450	$1,996,764

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid during the periods:
Income taxes paid	$722,948	$1,095,357	$310,355
Interest paid	$1,977,014	$2,865,902	$3,676,992
Non-cash transactions:
Appropriation to statutory reserve	$406,053	$436,672	$294,219

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Ossen Jiujiang

On April 6, 2005, Shanghai Ossen Investment Holdings (Group) Co., Ltd., or Ossen Shanghai, acquired a portion of the bankruptcy assets of Jiujiang Tianlong Galvanized Prestressing Steel Strand LLC, including equipment, land use rights and inventory for approximately $2.9 million. Ossen Jiujiang was formed by Ossen Shanghai in the PRC as a Sino-foreign joint venture limited liability company on April 13, 2005. Ossen Shanghai then transferred the newly acquired assets to Ossen Jiujiang. At its inception, Ossen Jiujiang was owned by two entities: 33.3% of its equity was held by Ossen Asia and 66.7% by Ossen Shanghai. In June 2005, Ossen Shanghai transferred its entire interest in Ossen Jiujiang to Topchina in exchange for approximately $2.9 million. In October 2007, Topchina transferred 41.7% of the equity in Ossen Jiujiang to Ossen Asia for no consideration. On December 17, 2007, Ossen Asia transferred all of its shares in Ossen Jiujiang to Ossen Materials for no consideration. On December 27, 2010, the paid-in capital of Ossen Jiujiang increased from approximately $6,048,509 (RMB 50,000,000) to approximately $26,048,509 (RMB 183,271,074) and was injected by cash of approximately $20,000,000 (RMB 133,271,074) from its shareholder Topchina. Since then, 20.46% of the equity interest of Ossen Jiujiang has been held by Ossen Materials and 79.54% by Topchina. On April 9, 2014, Ossen(Jiujiang) Steel Wire & Cable Co., Ltd. changed its name to Ossen (Jiujiang) New Materials Co., Ltd.

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

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

At December 31, 2014, the subsidiaries of Ossen Innovation Co., Ltd were as follows:

Name	Domicile and Date of Incorporation	Paid-in Capital		Percentage of Effective Ownership	Principal Activities

Ossen Innovation Materials Group, Co., Ltd. (“Ossen Innovation Group”)	BVI April 30, 2010	USD	-	100%	Investments holdings

Ossen Group (Asia) Co., Ltd. ("Ossen Asia")	BVI February 7, 2002	USD	-	100%	Investments holdings

Topchina Development Group Ltd. ("Topchina")	BVI November 3, 2004	USD	-	100%	Investments holdings

Ossen Innovation Materials Co., Ltd. ("Ossen Meterials")	The PRC October 27, 2004	RMB	75,000,000	81%	Design, engineering, manufacture and sale of customized prestressed steel materials

Ossen (Jiujiang) Innovation Materials Co., Ltd. (Formerly Ossen (Jiujiang) Steel Wire & Cable Co., Ltd.) ("Ossen Jiujiang")	The PRC April 13, 2005	RMB	183,271,074	96.11%	Design, engineering, manufacture and sale of customized prestressed steel materials

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

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

	2014	2013	2012
Year end RMB: US$ exchange rate	6.1460	6.1943	6.3086
Average yearly RMB: US$ exchange rate	6.1457	6.1122	6.3116

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

The Company also derives an insignificant amount of revenue from providing services to select customers. Service revenues account for less than 2% of total revenues for all periods presented and is recognized upon delivery and acceptance of the finished products by the customer, or when pick up occurs. Contracts with distributors do not offer any chargeback or price protection. The Company experienced no product returns and recorded no reserve for sales returns for the years ended December 31, 2014, 2013 and 2012.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

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

Research and Development

Research and development costs are expensed as incurred and totaled approximately $3,914,918, $1,260,440 and $1,132,256 for the years ended December 31, 2014, 2013 and 2012, respectively. Research and development costs are included in G&A in the accompanying statements of operations. Research and development costs are incurred on a project specific basis.

Retirement Benefits

Retirement benefits in the form of contributions under defined contribution retirement plans to the relevant authorities are charged to operations as incurred. Retirement benefits of $193,182, $198,019 and $213,617 were charged to operations for the years ended December 31, 2014, 2013 and 2012, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company also follows FASB ASC 740, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2014, the Company did not have a liability for unrecognized tax benefits.

The Company has not provided for income taxes on accumulated earnings amounting $44,971,082 that are subject to the PRC dividend withholding tax as of December 31, 2014, since these earnings are intended to be permanently reinvested.

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

As a result, $406,053, $436,672 and $294,219 have been appropriated to the accumulated statutory reserves by the Company’s PRC subsidiaries for the years ended December 31, 2014, 2013and 2012 respectively.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

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

Fair Value of Financial Instruments

The Company applies the provisions of ASC 820, Fair Value Measurements and Disclosures, to the financial instruments that are required to be carried at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Company uses a three-tier fair value hierarchy based upon observable and non-observable inputs that prioritizes the information used to develop our assumptions regarding fair value. Fair value measurements are separately disclosed by level within the fair value hierarchy.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

• Level 1—defined as observable inputs such as quoted prices in active markets for identical assets or liabilities;

• Level 2—defined as inputs other than quoted prices in active markets, that are either directly or indirectly observable; and

• Level 3—defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The company’s financial instruments primarily consist of cash and cash equivalents, restricted cash, accounts receivable, notes receivable, accounts payable, other payables and accrued liabilities, short-term bank loans, and bond payable.

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and other current assets and liabilities approximate fair value because of the short term nature of these items. The estimated fair values of short-term bank loans were not materially different from their carrying value as presented due to the short maturities and that the interest rates on the borrowing approximate those that would have been available for loans of similar remaining maturity and risk profile. As the carrying amounts are reasonable estimates of the fair value, these financial instruments are classified within Level 1 of the fair value hierarchy.

Bond payable is a financial instrument whose value is determined by unobservable inputs in which little market data exists. As the Company is required to develop its own assumptions, bond payable is classified within Level 3 of the fair value hierarchy. The balance of bond payable, which was measured and disclosed at fair value, was 15,972,837 and nil at December 31, 2014 and 2013, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable

Accounts receivable are carried at net realizable value. The Company reviews its accounts receivables on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s historical payment history, its current credit-worthiness and current economic trends. Accounts are written off after exhaustive efforts at collection. If accounts receivable are to be provided for, or written off, they would be recognized in the consolidated statement of operations within operating expenses. Balance of allowance of doubtful accounts was $1,874,330 and $1,336,177 at December 31, 2014 and 2013, respectively.

Inventories

Inventories are stated at the lower of cost or net realizable value, which is based on estimated selling prices less any further costs expected to be incurred for completion and disposal. Cost of raw materials is calculated using the weighted average method and is based on purchase cost. Work-in-progress and finished goods costs are determined using the weighted average method and comprise direct materials, direct labor and an appropriate proportion of overhead. At December 31, 2014 and 2013, the Company has no reserve for inventories.

Advance to Suppliers

Advance to Suppliers represents interest-free cash paid in advance to suppliers for purchases of raw materials. The balance of advance to suppliers was $56,327,390 and $50,614,815 at December 31, 2014 and 2013, respectively. Among the balance of $56,327,390, the aging of $29,692,902 was within 60 days, $18,899,528 was between 60-90 days and $7,734,960 was over 90 days. No allowance was provided for the prepayments balance at December 31, 2014.

Customer Deposits

Customer deposits consist of amounts paid to the Company in advance for the sale of products in the PRC. The Company receives these amounts and recognizes them as a current liability until the revenue can be recognized when the goods are delivered. The balance of customer deposits was $588,005 and $2,908,271 at December 31, 2014 and 2013, respectively.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

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

No impairment loss is subsequently reversed even if facts and circumstances indicate recovery. There was no impairment loss recognized for the years ended December 31, 2014, 2013 and 2012.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

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

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2014-09 (“ASU 2014-09”), “Revenue from Contracts with Customers (Topic 606)”. ASU 2014-09 will eliminate transaction-specific and industry-specific revenue recognition guidance under current US GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. Entities can transition to the standard either retrospectively or as a cumulative effect adjustment as of the date of adoption. The Company is currently assessing the impact the adoption of ASU 2014-09 and the effect of the standard on our ongoing financial reporting.

In June 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2014-12 (“ASU 2014-12”), “Compensation—Stock Compensation (Topic 718) - Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period.” ASU 2014-12 requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718 as it relates to awards with performance conditions that affect vesting to account for such awards. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved. As indicated in the definition of vest, the stated vesting period (which includes the period in which the performance target could be achieved) may differ from the requisite service period.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncements (continued)

For all entities, the amendments in this Update are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The effective date is the same for both public business entities and all other entities. Entities may apply the amendments in this Update either (a) prospectively to all awards granted or modified after the effective date or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. If retrospective transition is adopted, the cumulative effect of applying this Update as of the beginning of the earliest annual period presented in the financial statements should be recognized as an adjustment to the opening retained earnings balance at that date. Additionally, if retrospective transition is adopted, an entity may use hindsight in measuring and recognizing the compensation cost. The Company is currently evaluating the impact of adopting this Update on its financial statements.

In August 2014, the FASB issued Accounting Standards Update No. 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern”, which will explicitly require management to assess an entity’s ability to continue as a going concern and to provide related footnote disclosures in certain circumstances. Currently, there is no guidance in GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern or to provide related footnote disclosures. The amendments in this Update provide that guidance. In doing so, the amendments should reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term “substantial doubt”, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for the first annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The Company is currently evaluating the impact of adopting this update on its financial statements.

In January 2015, the FASB issued Accounting Standards Update No. 2015-01, “Income Statement-Extraordinary and Unusual Items (Subtopic 225-20)”, which simplifies income statement presentation by eliminating the concept of an extraordinary item. As a result, entities will no longer segregate an extraordinary item from the results of ordinary operations; separately present an extraordinary item on its income statement, net of tax, after income from continuing operations; and disclose income taxes and earnings per share data applicable to an extraordinary item. The guidance is effective for the Company beginning the first quarter of fiscal 2017 with early adoption permitted. The adoption of this guidance is not expected to have a significant impact on our consolidated financial position, results of operations, or cash flows.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 3 – CONCENTRATION

Concentration of major customers and suppliers:

	Year ended December 31,
	2014		2013		2012

Major customers with revenues of more than 10% of the Company’s sales
Company A (3rd Party)	$-	-	$18,570,574	16%	$47,193,174	39%
Company B (3rd Party)	-	-	-	-	25,522,442	21%
Company C (3rd Party)	17,880,306	14%	12,368,270	11%	-	-
Company D (3rd Party)	-	-	11,380,839	10%	-	-
Company E (3rd Party)	24,915,113	20%	-	-	-	-
Company F (3rd Party)	20,361,459	17%	-	-	-	-
Company G (3rd Party)	15,503,953	13%	-	-	-	-
Total Revenues	$78,660,831	64%	$42,319,683	37%	$72,715,616	60%

	Year ended December 31,
	2014		2013		2012

Major suppliers with purchases of more than 10% of the Company’s purchases
Company X (3rd Party)	$20,021,833	19%	$-	-	$39,484,102	44%
Company Y (3rd Party)	54,268,855	51%	32,748,784	32%	-	-
Company Z (3rd Party)	-	-	47,407,595	46%	30,028,975	33%
Company U (3rd Party)	-	-	-	-	11,010,434	12%
Company V (3rd Party)	12,919,182	12%	-	-	-	-
Total Purchase	$87,209,870	82%	$80,156,379	78%	$80,523,511	89%

Accounts receivable related to the Company’s major customers comprised 63% and 31% of all accounts receivable as of December 31, 2014 and 2013, respectively.

Accounts payable related to the Company’s major suppliers comprised nil and 19% of all accounts payable as of December 31, 2014 and 2013, respectively.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 4 – ACCOUNTS RECEIVABLE

Accounts receivable is net of allowance for doubtful accounts.

	December 31,
	2014	2013

Accounts receivable	$55,638,744	$49,536,253
Less: allowance for doubtful accounts	(1,874,330)	(1,336,177)
Accounts receivable, net	$53,764,414	$48,200,076

As of December 31, 2014 and 2013, a net book value of $2,440,612 and $4,961,722, respectively, of accounts receivable were used as collateral for the Company’s short-term bank loans.

Changes in the allowance for doubtful accounts are as follows:

	December 31,
	2014	2013

Beginning balance	$1,336,177	$1,277,091
Provision/(Reverse) for doubtful accounts	538,153	59,086
Ending balance	$1,874,330	$1,336,177

NOTE 5 – INVENTORIES

	December 31,
	2014	2013

Raw materials	$16,521,066	$12,785,087
Work-in-progress	153,666	144,158
Finished goods	3,463,169	5,821,525
Inventories	$20,137,901	$18,750,770

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 6 – NOTES RECEIVABLE

Bank acceptance notes:	December 31,
	2014	2013

Due June 25, 2015	$325,414	$-
Due April 30, 2015	1,627,075	-
Due April 16, 2015, subsequently settled on due date	1,627,075	-
Due March 26, 2015, subsequently settled on due date	1,464,366	-
Due March 10, 2015, subsequently settled on due date	1,627,075	-
Due February 28, 2015, subsequently settled on due date	1,627,075	-
Due January 17, 2015, subsequently settled on due date	1,627,075	-
Due May 21, 2014, subsequently settled on due date	-	161,439
Due May 11, 2014, subsequently settled on due date	-	80,719
Due May 11, 2014, subsequently settled on due date	-	80,719
Due March 12, 2014, subsequently settled on due date	-	1,452,948
Due March 9, 2014, subsequently settled on due date	-	322,878
Due March 9, 2014, subsequently settled on due date	-	322,878
Total	$9,925,155	$2,421,581

Notes receivable are received from customers for the purchase of the Company’s products and are issued by financial institutions that entitle the Company to receive the full face mount from the financial institution at maturity, which bears no interest and generally ranges from three to six months from the date of issuance.

NOTE 7 – OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31,
	2014	2013

Refundable deposits with suppliers	$-	$2,784,818
Deposits for open project bids	48,812	129,151
VAT deductible	61,959	298,056
Guarantee fee	406,769	-
Other receivables	428,779	235,861
	$946,319	$3,447,886

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 8 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	December 31,
	2014	2013
At Cost:
Plant and buildings	$4,348,977	$4,315,067
Machinery and equipment	15,616,293	15,455,062
Motor vehicles	322,115	323,370
Office equipment	121,022	117,228
	20,408,407	20,210,727
Less: Accumulated depreciation
Plant and buildings	(2,149,753)	(1,880,230)
Machinery and equipment	(10,715,803)	(9,482,821)
Motor vehicles	(294,729)	(280,778)
Office equipment	(112,267)	(108,777)
	(13,272,552)	(11,752,606)
Construction- in-progress	38,791	-
Property, plant and equipment, net	$7,174,646	$8,458,121

Depreciation expense for the years ended December 31, 2014, 2013 and 2012 was $1,430,997, $1,464,144 and $1,503,554, respectively. As of December 31, 2014 and 2013,

1)	A net book value of nil and $940,503, respectively, of property were used as collateral for the Company’s short-term bank loans.
2)	A net book value of $792,795 and nil, respectively, of property were used as collateral for the Company’s notes payable.
3)	A net book value of $1,406,429 and nil, respectively, of property were used as collateral for the short-term bank loan borrowed by a related party.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 9 – LAND USE RIGHTS

Land use rights consist of the following:

	December 31,
	2014	2013

Cost of land use rights	$5,013,824	$4,974,729
Less: Accumulated amortization	(782,476)	(676,880)
Land use rights, net	$4,231,348	$4,297,849

Amortization expense for the years ended December 31, 2014, 2013 and 2012 was $100,282, $100,828 and $97,643, respectively. As of December 31, 2014 and 2013,

1)	A net book value of nil and $2,735,916, respectively, were used as collateral for the Company’s short-term bank loans.
2)	A net book value of $2,694,754 and nil, respectively, were used as collateral for the Company’s notes payable.
3)	A net book value of $1,536,594 and nil, respectively, were used as collateral for the short-term bank loan borrowed by a related party.

Amortization expense for the next five years and thereafter is as follows:

2015	$100,276
2016	100,276
2017	100,276
2018	100,276
2019	100,276
Thereafter	3,729,968
Total	$4,231,348

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

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

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 10 – RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Summary of Balances with Related Party:

	December 31,
	2014	2013
Notes receivable from related party:
Shanghai Pujiang, due June 6, 2014, subsequently settled on due date	$-	$3,228,775
Shanghai Pujiang, due March 12, 2014, subsequently settled on due date	-	1,614,387
Ossen Material Research, due May 19, 2014, subsequently settled on due date	-	4,843,163
Ossen Material Research, due March 9, 2014, subsequently settled on due date	-	1,614,387
Ossen Material Research, due February 20, 2014, subsequently settled on due date	-	1,614,387
	$-	$12,915,099

The notes receivable from related party were bank acceptance notes endorsed from the Company’s customers.

	December 31,
	2014	2013
Due to related party:
Ossen Material Research	$69,469	$16,911
	$69,469	$16,911

Ossen Material Research is supplier of the Company. The balance of due to related party arises from the purchase of raw materials paid by Ossen Material Research on behalf of the Company.

	December 31,
	2014	2013
Due to shareholder:
Dr. Tang	$100,000	$50,000
	$100,000	$50,000

Dr. Tang is the chairman and controlling interest shareholder of the Company. From time to time, Dr. Tang paid operating expenses on behalf of the Company to assist with the Company’s cash needs for business purposes.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 10 – RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Summary of Related Party Transactions:

		December 31,
		2014	2013	2012
	Ossen Material Research provided guarantee for the bank loans borrowed by the Company	$813,536	$4,035,969	$9,985,370
	Ossen Material Research provided guarantee together with SOI for the short-term bank loans borrowed by the Company	$-	$-	$4,755,413
	Ossen Material Research provided guarantee together with Ossen Shanghai and Dr. Tang for the short-term bank loans borrowed by the Company	1,627,075	1,937,265	-
Ossen Material Research	Ossen Material Research provided guarantee together with Zhaoyang for the short-term bank loans borrowed by the Company	$-	$-	$4,755,413
	Ossen Material Research provided guarantee together with Dr. Tang for the short-term bank loans borrowed by the Company	$5,694,761	$3,228,775	$11,095,964
	Ossen Material Research provided guarantee for the notes payable issued by the bank	$14,806,378	$3,228,775	$22,984,497
	Ossen Material Research provided guarantee together with Zhaoyang for the notes payable issued by the bank	$-	$-	$3,170,275
	The Company provided guarantee for the short-term bank loans borrowed by Ossen Material Research	$4,881,224	$4,843,162	$-
	Ossen Material Research sold raw materials to the Company	$-	$2,056,102	$2,999,097

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(c) Summary of Related Party Transactions (Continued):

	SOI provided guarantee for the short-term bank loans borrowed by the Company	$1,627,075	$-	$3,170,275
SOI	SOI provided guarantee together with Ossen Material Research for the short-term bank loans borrowed by the Company	$-	$-	$4,755,413

	SOI provided guarantee together with Dr. Tang for the short-term bank loans borrowed by the Company	$3,254,149	$-	$-

Ossen Shanghai	Ossen Shanghai provided guarantee together with Ossen Material Research and Dr. Tang for the short-term bank loans borrowed by the Company	$1,627,075	$1,937,265	$-

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(d)	Summary of Related Party Transactions (Continued):

	Zhaoyang provided guarantee together with Ossen Material Research for the short-term bank loans borrowed by the Company	$-	$-	$4,755,413
Zhaoyang	Zhaoyang provided guarantee together with Ossen Material Research for the notes payable issued by the bank	$-	$-	$3,170,275

	Zhaoyang purchased products from the Company	$-	$5,148,724	$7,136,843

	Shanghai Zhaoyang New Metal Material Co., Ltd. (“Zhaoyang”) was no longer the Company’s related party following the Stock Transfer Agreement signed on March 31, 2013 with 30% interest in Ossen Shanghai was transferred to Dr. Tang.

Shanghai Pujiang	The Company provided guarantee for the short-term bank loans borrowed by Shanghai Pujiang	$15,457,208	$11,300,712	$15,851,377
	The Company provided guarantee for the notes payable issued by Shanghai Pujiang	$21,314,676	$17,550,330	$12,866,563

Zhejiang Pujiang	Zhejiang Pujiang purchased products from the Company	$-	$-	$440,107

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(c)	Summary of Related Party Transactions (Continued):

In accordance with ASC 810-10, “Consolidation”, the Company first evaluated that none of the related parties met the scope exceptions as outlined in the guidance. The Company then had to determine if it hold any variable interest in the related parties. The Company determined to have a variable interest in Shanghai Pujiang and Ossen Material Research because the Company guarantees $15,457,208 of the outstanding short term debt and $21,314,676 of notes payable of Shanghai Pujiang and $4,881,224 of the outstanding short term debt of Ossen Material Research. Next, the Company evaluated if Shanghai Pujiang or Ossen Material Research are variable interest entities. Using both qualitative and quantitative analysis, the Company does not have the power to direct Shanghai Pujiang and Ossen Material Research’s activities that significantly impact their economic performance and does not have the obligation to absorb losses or the right to receive benefits from the entities. Thus, the Company is not the primary beneficiary of Shanghai Pujiang and Ossen Material Research. As a result,.the Company determined Shanghai Pujiang and Ossen Material Research were not variable interest entities that require consolidation as defined in ASC 810. The Company determined Dr. Tang to be the primary beneficiary Shanghai Pujiang and Ossen Material Research because Dr. Tang is most closely associated with the Shanghai Pujiang and Ossen Material Research. Dr. Tang had the power to direct the activities of Shanghai Pujiang and Ossen Material Research that most significantly impact its economic performance and has the obligation to absorb losses of Shanghai Pujiang and Ossen Material Research that could potentially be significant or the right to receive benefits from the related parties that could potentially be significant.

The Company also evaluated the remaining related parties and affiliated entities under ASC 810 and because the Company does not guarantee the debt, the holders of the equity were at risk and therefore determined to be the primary beneficiary and these entities are not variable interest entities that require consolidation.

NOTE 11 – OTHER PAYABLES AND ACCRUED EXPENSES

Other payables and accrued expenses consist of the following:

	December 31,
	2014	2013
Other taxes payable	$155,354	$405,705
Accrued payroll & welfare	35,110	18,119
Accrued expense & liability	802,059	645,810
Deposits of purchasing materials	-	477,859
Interest payable	583,035	-
Others	47,400	2,255
	$1,622,958	$1,549,748

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 12 – NOTES PAYABLE

Bank acceptance notes:	December 31,
	2014	2013
Due May 27, 2015	$1,627,075	$-
Due May 27, 2015	1,627,075	-
Due May 27, 2015	1,627,075	-
Due May 27, 2015	1,627,075	-
Due May 11, 2015	1,627,075	-
Due May 11, 2015	1,627,075	-
Due April 10, 2015, subsequently repaid on due date	325,417	-
Due April 9, 2015, subsequently repaid on due date	1,627,075	-
Due March 25, 2015, subsequently repaid on due date	813,537	-
Due March 17, 2015, subsequently repaid on due date	1,138,952	-
Due March 17, 2015, subsequently repaid on due date	488,116	-
Due February 28, 2015, subsequently repaid on due date	1,627,075	-
Due February 27, 2015, subsequently repaid on due date	3,254,149	-
Due January 31, 2015, subsequently repaid on due date	813,537	-
Due January 29, 2015, subsequently repaid on due date	1,464,367	-
Due January 23, 2015, subsequently repaid on due date	1,627,075	-
Due January 23, 2015, subsequently repaid on due date	976,245	-
Due January 21, 2015, subsequently repaid on due date	976,245	-
Due January 21, 2015, subsequently repaid on due date	1,627,075	-
Due Jun 27,2014, subsequently repaid on due date	-	807,194
Due Jun 18,2014, subsequently repaid on due date	-	968,632
Due Jun 17,2014, subsequently repaid on due date	-	1,614,387
Due Jun 11,2014, subsequently repaid on due date	-	1,614,387
Due Jun 5,2014, subsequently repaid on due date	-	1,614,387
Due Jun 3,2014, subsequently repaid on due date	-	1,614,387
Due May 26,2014, subsequently repaid on due date	-	1,614,387
Due May 21,2014, subsequently repaid on due date	-	1,614,387
Due May 21,2014, subsequently repaid on due date	-	807,194
Due May 21,2014, subsequently repaid on due date	-	807,194
Due May 8,2014, subsequently repaid on due date	-	807,194
Due May 8,2014, subsequently repaid on due date	-	807,194
Due May 8,2014, subsequently repaid on due date	-	1,614,387
Due May 8,2014, subsequently repaid on due date	-	6,917,657
Due May 4,2014, subsequently repaid on due date	-	1,614,387
Due April 12,2014, subsequently repaid on due date	-	807,194
Due April 12,2014, subsequently repaid on due date	-	807,194

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 12 – NOTES PAYABLE (CONTINUED)

Bank acceptance notes:	December 31,
	2014	2013

Due April 11,2014, subsequently repaid on due date	$-	$1,614,387
Due March 30,2014, subsequently repaid on due date	-	1,614,387
Due March 30,2014, subsequently repaid on due date	-	1,614,387
Due March 13,2014, subsequently repaid on due date	-	1,614,387
Due March 5,2014, subsequently repaid on due date	-	1,614,387
Due March 5,2014, subsequently repaid on due date	-	1,614,387
Due January 30,2014, subsequently repaid on due date	-	1,130,071
Due January 25,2014, subsequently repaid on due date	-	1,130,071
Due January 25,2014, subsequently repaid on due date	-	1,130,071
Due January 25,2014, subsequently repaid on due date	-	807,194
Due January 23,2014, subsequently repaid on due date	-	1,614,387
Due January 22,2014, subsequently repaid on due date	-	1,614,387
Due January 17,2014, subsequently repaid on due date		807,194
Due January 12,2014, subsequently repaid on due date		807,194
Due January 4,2014, subsequently repaid on due date		1,614,387
Due January 4,2014, subsequently repaid on due date		968,632
Due January 4,2014, subsequently repaid on due date		645,755
Due January 4,2014, subsequently repaid on due date		1,614,387
Due January 4,2014, subsequently repaid on due date	-	968,632
Total	$26,521,315	$50,990,427

The interest-free notes payable, ranging from six months to one year from the date of issuance, are secured by $17,572,732 and $31,783,670 restricted cash, as of December 31, 2014 and 2013, respectively. The property, land use right and related party guarantee the notes payable as Note 8, 9 & 10.

All the notes payable are subject to bank charges of 0.05% of the principal amount as commission on each loan transaction. Bank charges for notes payable, included in financial expenses under the statements of operations, were $27,906, $49,233 and $38,421 for the years ended December 31, 2014, 2013 and 2012, respectively.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 13 – SHORT TERM BANK LOANS

Short-term loans are summarized as follows:

	Bank Name	Interest Rate per Annum	December 31,
			2014	2013
Due December 17, 2015, guaranteed by Ossen Material Research and Dr. Tang	Agricultural Bank of China (“ABC”) Jiu Long Branch	7.00%	$3,254,149	$-
Due October 30, 2015, guaranteed by Ossen Material Research	ABC Jiu Long Branch	7.80%	813,536	-
Due October 28, 2015, guaranteed by SOI	Anhui Rural Commercial Bank (“ARCB”) Ma An Shan Branch	7.728%	1,627,075	-
Due October 28, 2015, guaranteed by SOI and Dr. Tang	ARCB Ma An Shan Branch	7.416%	3,254,149	-
Due August 13, 2015, guaranteed by Dr. Tang	China Construction Bank (“CCB”) Jiu Jiang Branch	6.00%	4,067,686
Due June 12, 2015, guaranteed by Ossen Material Research and Dr. Tang, collateral by Accounts receivable	Bank of China (“BOC”) Ma An Shan Branch	7.28%	2,440,612
Due March 9, 2015, guaranteed by Ossen Material Research, Ossen Shanghai and Dr. Tang, subsequently repaid on due date	China Everbright Bank (“CEB”) Ma An Shan Branch	7.28%	1,627,075
Due January 2, 2015, subsequently repaid on due date	Anhui Commercial Bank (“ACB”) Fei Cui Branch	6.60%	1,627,075

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 13 – SHORT TERM BANK LOANS (CONTINUED)

	Bank Name	Interest Rate per Annum	December 31,
			$ 2014	$ 2013
Due December15, 2014, guaranteed by Ossen Material Research subsequently repaid on due date	ABC Jiu Long Branch	7.80%	$-	$4,035,969
Due December 2, 2014, subsequently repaid on due date	ACB Fei Cui Branch	6.60%	-	1,614,387
Due October 20, 2014, guaranteed by Ossen Material Research, Ossen Shanghai and Dr. Tang subsequently repaid on due date	CEB Ma An Shan Branch	6.90%	-	1,614,387
Due October 15, 2014, collateral by Property and LUR subsequently repaid on due date	ARCB Ma An Shan Branch	7.20%	-	6,457,550
Due August 22, 2014, guaranteed by Dr. Tang subsequently repaid on due date	CCB Jiu Jiang Branch	6.00%	-	4,035,969
Due June 16, 2014, collateral by Accounts receivable subsequently repaid on due date	Industrial and Commercial Bank of China (“ICBC”) Ma An Shan Branch	6.60%	-	1,937,265
Due May 7, 2014, guaranteed by Dr. Tang subsequently repaid on due date	Bank of Communication Ma An Shan Branch	7.50%	-	1,614,387
Due February 7, 2014, collateral by Accounts receivable subsequently repaid on due date	ICBC Ma An Shan Branch	6.60%	-	2,421,581
Due January 17, 2014, guaranteed by Ossen Material Research and Dr. Tang subsequently repaid on due date	BOC Ma An Shan Branch	7.28%	-	3,228,775
Due January 9, 2014, guaranteed by Ossen Material Research, Ossen Shanghai and Dr. Tang subsequently repaid on due date	CEB Ma An Shan Branch	7.54%	-	322,877
Total			$18,711,357	$27,283,147

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 13 – SHORT TERM BANK LOANS (CONTINUED)

All short term bank loans are obtained from local banks in China and are repayable within one year.

The weighted average annual interest rate of the short-term bank loans was 7.138% and 7.00% as of December 31, 2014 and 2013, respectively. Interest expense, included in the financial expenses in the statement of operations, was $1,943,115, $2,663,924 and $3,335,158 for the years ended December 31, 2014, 2013 and 2012, respectively. The Company was in compliance of their financial covenants at December 31, 2014 and 2013, respectively.

NOTE 14 – BOND PAYABLE

	Interest rate	December 31,
		2014	2013

Due September 4, 2016	10.75%	15,972,837	-
Total bond payable		$15,972,837	$-

On September 4, 2014, the Company issued Corporate Bond to borrow RMB 100,000,000 from Guo Yuan Securities Co. Ltd. The maturity date is September 4, 2016 and the interest rate was 10.75%, no principal payments are required prior to maturity. Interest expense, included in the financial expenses in the statement of operations, was $610,571, nil and nil for the years ended December 31, 2014, 2013 and 2012, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

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

The total fair value of the options granted to employees at the respective grant dates was $211,500. The Company recorded nil, nil and $86,799 compensation cost for years ended December 31, 2014, 2013 and 2012, with corresponding credits to additional paid-in capital. Compensation cost of all stock option awards are recorded in general and administrative expenses.

The former CFO’s option was forfeited on May 31, 2013, three months after the termination date of the CFO on February 28, 2013.

The following table summarizes the stock option activities of the Company:

	Activity	Weighted Average Exercise Price

Outstanding as of January 1, 2013	150,000	$5.00
Exercised	-	-
Cancelled/Forfeited	150,000	5.00
Outstanding as of December 31, 2013	-	-
Exercised	-	-
Cancelled/Forfeited	-	-
Outstanding as of December 31, 2014	-	$-

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

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

The following table sets forth the computation of basic and diluted earnings per share for the periods indicated:

	December 31,
	2014	2013	2012

Net income attribute to the Company	$3,858,876	$3,643,404	$2,381,279

Weighted average ordinary shares outstanding - basic and diluted	19,901,959	19,901,959	19,942,333

Basic and diluted earnings per share	$0.19	$0.18	$0.12

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

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

Enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC territory are considered PRC resident enterprises and subject to the PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management" refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2014, no detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of December 31, 2014, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If the Company’s non-PRC incorporated entities are deemed PRC tax residents, such entities would be subject to PRC tax The Company has analyzed the applicability of this law, as of December 31, 2014, and the Company has not accrued for PRC tax on such basis. The Company will continue to monitor changes in the interpretation or guidance of this law.

PRC tax law also imposes a 10% withholding income tax, subject to reduction based on tax treaty where applicable, for dividends distributed by a foreign invested enterprise to its immediate holding company outside China. Such dividends were exempted from PRC tax under the previous income tax law and regulations. The foreign invested enterprise is subject to the withholding tax starting from January 1, 2008. There were no dividends distributed in the years ended December 31, 2014 and 2013.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 17 – INCOME TAX-(CONTINUED)

Income tax expenses consist of the following:

	Year Ended December 31,
	2014	2013	2012
Current	$745,338	$1,224,430	$696,694
Deferred	(166,611)	(5,400)	(139,266)
Income tax expenses	$578,727	$1,219,030	$557,428

Reconciliation from the expected income tax expenses calculated with reference to the statutory tax rate in the PRC of 25% is as follows:

	Year Ended December 31,
	2014	2013	2012
Computed "expected" income tax expenses	$1,178,571	$1,322,219	$818,452
Effect on tax incentive / holiday	(726,615)	(645,720)	(383,472)
Non-deductable expense	126,771	542,531	122,448
Income tax expenses	$578,727	$1,219,030	$557,428

Components of net deferred tax assets are as follows:

	December 31,
	2014	2013	2012

Provision of doubtful accounts	$281,150	$200,427	$191,564
Provision of interest expense	87,455	-	-
	$368,605	$200,427	$191,564

The deferred tax assets balance of $368,605, $200,427 and $191,564 at December 31, 2014, 2013 and 2012 respectively are included in Other Current Assets in the accompanying consolidated balance sheets.

NOTE 18 – GEOGRAPHICAL SALES AND SEGMENTS

Information for the Company’s sales by geographical area for the years ended December 31, 2014, 2013 and 2012 are as follows:

	Year Ended December 31,
	2014	2013	2012

Domestic Sales	$115,256,175	$107,273,543	$111,925,870
International Sales	8,315,280	6,618,446	10,472,016
	$123,571,455	$113,891,989	$122,397,886

The Company operates one business segment for the years ended December 31, 2014, 2013 and 2012.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

NOTE 19 – SUBSEQUENT EVENTS

We have evaluated all events or transactions that occurred after December 31, 2014 up through the date we issued the consolidated financial statements.

OSSEN INNOVATION CO., LTD.

SCHEDULE 1

CONDENSED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2014 AND 2013

OSSEN INNOVATION CO., LTD

CONDENSED BALANCE SHEETS AS OF DECEMBER 31, 2014 AND 2013

	December,31
	2014	2013
ASSETS
Current Assets
Cash	$23,762	$19,171
Accounts receivable from related party	20,000,000	20,000,000
Total Current Assets	20,023,762	20,019,171
Long term investment in subsidiaries	56,157,552	51,690,990
TOTAL ASSETS	$76,181,314	$71,710,161

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Other payables and accrued liabilities	$802,059	$645,810
Due to shareholder	100,000	50,000
Total Current Liabilities	902,059	695,810
TOTAL LIABILITIES	$902,059	$695,810

EQUITY
Shareholders' Equity
Share Capital	$200,000	$200,000
Additional paid-in capital	20,735,955	20,735,955
Retained earnings	54,421,758	50,167,637
Accumulated other comprehensive income	18,150	7,367
Treasury stock	(96,608)	(96,608)
TOTAL SHAREHOLDERS’ EQUITY	75,279,255	71,014,351
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$76,181,314	$71,710,161

OSSEN INNOVATION CO., LTD CONDENSED STATEMENTS

OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	Year Ended December,31
	2014	2013

REVENUES	$-	$-
COST OF GOODS SOLD	-	-
GROSS PROFIT	-	-
Selling expenses	-	-
General and administrative expenses	(201,439)	(722,695)
Total Operating Expenses	(201,439)	(722,695)
LOSS FROM OPERATIONS	(201,439)	(722,695)
Financial expenses, net	(219)	(263)
Investment in subsidiaries	4,060,533	4,366,716
INCOME BEFORE INCOME TAX	3,858,875	3,643,758
INCOME TAX	-	-
NET INCOME	$3,858,875	$3,643,758

OSSEN INNOVATION CO., LTD CONDENSED

STATEMENTSOF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2014 AND 2013

	Year Ended December,31
	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,858,735	$3,643,758
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in earnings of subsidiaries	(4,060,533)	(4,366,716)
Other payables and accrued liabilities	156,249	645,810
Due to shareholder	50,000	50,000
Net cash provided by / (used in) operating activities	4,591	(27,148)

CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash provided by / (used in) investing activities	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Net cash provided by / (used in) financing activities	-	-

INCREASE / (DECREASE) IN CASH	4,591	(27,148)
Effect of exchange rate changes on cash	-	(49)
Cash at beginning of period	19,171	46,368
CASH AT END OF PERIOD	$23,762	$19,171

