Form 20-F/A
period 2014-12-31
Ossen Innovation Co. Ltd.
filed 2015-09-23
CIK 1485538

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

OSSEN INNOVATION CO., LTD.
FORM 20-F ANNUAL REPORT

EXPLANATORY NOTE

Ossen Innovation Co. Ltd. (the “Company”) is filing this Amendment No. 1 (the “Amendment”) to amend its Annual Report on Form 20-F for the year ended December 31, 2014, which was filed with the Securities and Exchange Commission (the “SEC”) on April 28, 2015 (the “Original Filing”).

For the convenience of the reader, the Amendment sets forth the Original Filing in its entirety, except that the following items and sections in the Original Filing have been amended:

•	The paragraph under the heading “Technical After-Sales Services” in Item 4B.

•	The penultimate paragraph under the heading “Revenue Recognition in Item 5A.

•	The third paragraph in Item 5B.

•	The paragraph under the heading “Years Ended December 31, 2014 and 2013—Operating Activities” in Item 5B.

•	The third paragraph in Item 15(b).

Additionally, Part III, Item 19 has been amended and restated to include the currently dated certifications of the Company’s principal executive officer and principal financial officer as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 and Rule 13a-14 of the Securities Exchange Act of 1934, as amended.

This Amendment is not intended to update any other information presented in the Original Filing. The Original Filing continues to speak as of the dates described therein, and we have not updated the disclosures contained therein to reflect any events that occurred subsequent to such dates. Accordingly, this Amendment should be read in conjunction with our filings made with the SEC subsequent to the Original Filing, as information in such filings may update or supersede certain information contained in the Original Filing and in this Amendment.

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

Technical After-Sales Services

Our team of experienced engineers and technicians provides after-sales services to our customers. After the delivery of our materials, our engineers train our customers to install and identify and address safety and maintenance concerns. After a sale of our product, we introduce and advertise the company brand position, distribute a guide application method process, issue regulation manuals, and explain and solve general and difficult problems. All technical after-sales services are provided to our customers free of charge.

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

The Company also derives an insignificant amount of revenue from providing services to select customers. Service revenues accounted for less than 2% of total revenues for all periods presented and was recognized when services were rendered.

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

We had $13.2 million of accounts receivable aged over 180 days as of December 31, 2014. As of September 22, 2015, we have collected approximately $12.3 million of such receivables. The remaining approximately $0.9 million of uncollected accounts receivable are mainly from construction companies that have long-term business relationship with us. Due to the longer cycle of some of their construction projects, we have offered them a longer payment term to accommodate their situation. Based on our historical experience, most of these projects are government sponsored programs and we are confident that we will be able to collect the balance when the projects are completed.

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

Operating Activities

Net cash provided by operating activities was approximately $1.8 million in 2014, as compared to $10.0 million of net cash provided by operating activities in 2013. This decrease in cash provided by operating activities was the result of a $5.6 million increase in accounts receivable as in line with the increase in revenues, a $5.7 million increase in advance to suppliers to secure the supply of raw materials for production, a $7.5 million increase in notes receivable due to our customers prefer to use bank acceptance notes for payment , a $2.3 million decrease in customer deposits due to less customers advanced payment, partially offset by a $12.9 million decrease in notes receivable from related party which was all collected at the end of 2014.

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

Our management has conducted an assessment, including testing of the design and the effectiveness of our internal control over financial reporting as of December 31, 2014. In making its assessment, management used the criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (1992).

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

Date: September 22, 2015

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

OSSEN INNOVATION CO., LTD.

SCHEDULE 1

CONDENSED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2014 AND 2013

OSSEN INNOVATION CO., LTD

CONDENSED BALANCE SHEETS AS OF DECEMBER 31, 2014 AND 2013

	December,31
	2014	2013
ASSETS
Current Assets
Cash	$23,762	$19,171
Accounts receivable from related party	20,000,000	20,000,000
Total Current Assets	20,023,762	20,019,171
Long term investment in subsidiaries	56,157,552	51,690,990
TOTAL ASSETS	$76,181,314	$71,710,161

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Other payables and accrued liabilities	$802,059	$645,810
Due to shareholder	100,000	50,000
Total Current Liabilities	902,059	695,810
TOTAL LIABILITIES	$902,059	$695,810

EQUITY
Shareholders' Equity
Share Capital	$200,000	$200,000
Additional paid-in capital	20,735,955	20,735,955
Retained earnings	54,421,758	50,167,637
Accumulated other comprehensive income	18,150	7,367
Treasury stock	(96,608)	(96,608)
TOTAL SHAREHOLDERS’ EQUITY	75,279,255	71,014,351
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$76,181,314	$71,710,161

OSSEN INNOVATION CO., LTD CONDENSED STATEMENTS

OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

	Year Ended December,31
	2014	2013	2012

REVENUES	-	-	-
COST OF GOODS SOLD	-	-	-
GROSS PROFIT	-	-	-
Selling expenses	-	-	-
General and administrative expenses	(201,439)	(722,695)	(473,060)
Total Operating Expenses	(201,439)	(722,695)	(473,060)

LOSS FROM OPERATIONS	(201,439)	(722,695)	(473,060)
Financial expenses, net	(219)	(263)	(619)
Investment in subsidiaries	4,060,533	4,366,716	2,942,190
INCOME BEFORE INCOME TAX	3,858,875	3,643,758	2,468,511
INCOME TAX	-	-	-
NET INCOME	3,858,875	3,643,758	2,468,511

OSSEN INNOVATION CO., LTD CONDENSED

STATEMENTSOF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2014, 2013 AND 2012

	Year Ended December,31
	2014	2013	2012

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,858,875	$3,643,758	$2,468,511
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in earnings of subsidiaries	(4,060,533)	(4,366,716)	(2,942,190)
Other payables and accrued liabilities	156,249	645,810	-
Due to shareholder	50,000	50,000	-
Net cash provided by / (used in) operating activities	4,591	(27,148)	(473,679)

CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash provided by / (used in) investing activities	-	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Treasury stock purchased	-	-	(96,608)
Net cash provided by / (used in) financing activities	-	-	(96,608)

INCREASE / (DECREASE) IN CASH	4,591	(27,148)	(570,287)
Effect of exchange rate changes on cash	-	(49)	1
Cash at beginning of period	19,171	46,368	616,654
CASH AT END OF PERIOD	$23,762	$19,171	$46,368

