Form 20-F/A
period 2014-12-31
Ossen Innovation Co. Ltd.
filed 2015-10-09
CIK 1485538

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 2)

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

OSSEN INNOVATION CO., LTD.
FORM 20-F ANNUAL REPORT

EXPLANATORY NOTE

Ossen Innovation Co. Ltd. (the “Company”) is filing this Amendment No. 2 (the “Amendment”) to amend its Annual Report on Form 20-F for the year ended December 31, 2014, which was filed with the Securities and Exchange Commission (the “SEC”) on April 28, 2015 (the “Original Filing”) and amended on September 23, 2015.

For the convenience of the reader, the Amendment sets forth the Original Filing, as amended, in its entirety, except that the following items and sections in the Original Filing have been amended:

•	Subsection (a) of Item 15.

•	The last 2 paragraphs of subsection (b) of Item 15.

•	The report of the Company’s independent registered public accounting firm.

Additionally, Part III, Item 19 has been amended and restated to include the currently dated certifications of the Company’s principal executive officer and principal financial officer as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 and Rule 13a-14 of the Securities Exchange Act of 1934, as amended.

This Amendment is not intended to update any other information presented in the Original Filing, as amended. The Original Filing, as amended, continues to speak as of the dates described therein, and we have not updated the disclosures contained therein to reflect any events that occurred subsequent to such dates. Accordingly, this Amendment should be read in conjunction with our filings made with the SEC subsequent to the Original Filing, as information in such filings may update or supersede certain information contained in the Original Filing and in this Amendment.

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

We had $13.2 million of accounts receivable aged over 180 days as of December 31, 2014. As of October 8, 2015, we have collected approximately $12.3 million of such receivables. The remaining approximately $0.9 million of uncollected accounts receivable are mainly from construction companies that have long-term business relationship with us. Due to the longer cycle of some of their construction projects, we have offered them a longer payment term to accommodate their situation. Based on our historical experience, most of these projects are government sponsored programs and we are confident that we will be able to collect the balance when the projects are completed.

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

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended.  In addition, the SEC requested that we review our analysis of Rule 5-04(c) and 12-04(a) of Regulation S-X and as a result, our auditors revised their audit report to include Schedule I. Furthermore, we have amended the financial statement schedule included herein with a statement of operations and cash flows for the year ended December 31, 2012. Although we believe the financial statement schedule does not change or impact our consolidated financial statements, due to the omission of the statement of operations and cash flows for the year ended December 31, 2012, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this annual report.

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

The Company identified deficiencies related to management’s application of disclosure requirements for SEC reporting and documentation of our financial statement reporting process. Although our accounting staff employees are professional and experienced in accounting requirements and procedures generally accepted in the PRC, management has determined that they require additional training and assistance in U.S. GAAP methods and SEC reporting. In addition, the SEC requested that we review our analysis of Rule 5-04(c) and 12-04(a) of Regulation S-X and as a result, our auditors revised their audit report to include Schedule I. Furthermore, we have amended the financial statement schedule included herein with a statement of operations and cash flows for the year ended December 31, 2012. Although we believe the financial statement schedule does not change or impact our consolidated financial statements, due to the omission of the statement of operations and cash flows for the year ended December 31, 2012, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this annual report.The Company has instituted corrective measures and will evaluate the effectiveness of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), including Rule 5-04(c) and 12-04(a) of Regulation S-X, and has filed the financial statement schedule as required.

Based on this assessment, management concluded that our internal controls over financial reporting were not effective as of December 31, 2014 due to the deficiencies related to management’s application of disclosure requirements for SEC reporting and documentation of our financial statement reporting process.

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

OSSEN INNOVATION CO., LTD.

/s/ Wei Hua

Name: Wei Hua
Title: Chief Executive Officer

Date: October 9, 2015

OSSEN INNOVATION CO., LTD.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONTENTS

PAGE	F-1	REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDED DECEMBER 31, 2014 AND 2013

PAGE	F-2 – F-3	CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2014 AND 2013

PAGE	F-4	CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

PAGE	F-5	CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

PAGE	F-6 – F-7	CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

PAGE	F-8 – F-48	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Ossen Innovation Co., Ltd.

Shanghai, China

We have audited the accompanying consolidated balance sheets of Ossen Innovation Co., Ltd. as of December 31, 2014 and 2013 and the related consolidated statements of operations and other comprehensive income, shareholders’ equity, and cash flows for the years then ended. In connection with our audits of the financial statements, we have also audited the financial statement schedules listed in the accompanying index. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

Shanghai, People’s Republic of China

April 28, 2015, except for Note 19 and Schedule I which are as of October 9, 2015.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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

On May 6, 2015, the Company announced a share repurchase program for up to a total of 500,000 ADS’s through May 2016 in accordance with applicable requirements of Rule 10b5-1 and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended. As of October 8, 2015, a total of 61,263 ADS’s have been purchased under the repurchase program.

OSSEN INNOVATION CO., LTD.

SCHEDULE I

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

