Form 20-F/A
period 2014-12-31
Ossen Innovation Co. Ltd.
filed 2015-10-29
CIK 1485538

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 3)

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

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-48.

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

OSSEN INNOVATION CO., LTD.

/s/ Wei Hua

Name: Wei Hua
Title: Chief Executive Officer

Date: October 29, 2015

OSSEN INNOVATION CO., LTD.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

INDEX

PAGE	F-1	REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDED DECEMBER 31, 2014 AND 2013

PAGE	F-2 – F-3	CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2014 AND 2013

PAGE	F-4	CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

PAGE	F-5	CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

PAGE	F-6 – F-7	CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

PAGE	F-8 – F-45	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PAGE	F-46 – F-48	Schedule I — Condensed Parent Company Financial INFORMATION FOR THE YEARs ENDED DECEMBER 31, 2014, 2013, and 2012

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

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

Shanghai, People’s Republic of China

April 28, 2015, except for Note 19 and Schedule I which are as of October 29, 2015.

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

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

SCHEDULE I

CONDENSED PARENT COMPANY FINANCIAL INFORMATION

OSSEN INNOVATION CO., LTD

CONDENSED BALANCE SHEETS AS OF DECEMBER 31, 2014 AND 2013

	December,31
	2014	2013
ASSETS
Current Assets
Cash	$23,762	$19,171
Accounts receivable from related party	20,000,000	20,000,000
Total Current Assets	20,023,762	20,019,171
Long term investment in subsidiaries	73,371,675	68,532,006
TOTAL ASSETS	$93,395,437	$88,551,177

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Other payables and accrued liabilities	$802,059	$645,810
Due to shareholder	100,000	50,000
Total Current Liabilities	902,059	695,810
TOTAL LIABILITIES	$902,059	$695,810

EQUITY
Shareholders' Equity
Share Capital	$200,000	$200,000
Additional paid-in capital	33,971,455	33,971,455
Statutory reserve	5,021,752	4,615,699
Retained earnings	44,971,082	41,518,259
Accumulated other comprehensive income	8,425,697	7,646,562
Treasury stock	(96,608)	(96,608)
TOTAL SHAREHOLDERS’ EQUITY	92,493,378	87,855,367
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$93,395,437	$88,551,177

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

SCHEDULE I

CONDENSED PARENT COMPANY FINANCIAL INFORMATION

OSSEN INNOVATION CO., LTD

CONDENSED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

	Year Ended December,31
	2014	2013	2012

REVENUES	-	-	-
COST OF GOODS SOLD	-	-	-
GROSS PROFIT	-	-	-
Selling expenses	-	-	-
General and administrative expenses	(201,439)	(722,695)	(473,060)
Total Operating Expenses	(201,439)	(722,695)	(473,060)

LOSS FROM OPERATIONS	(201,439)	(722,695)	(473,060)
Financial expenses, net	(219)	(263)	(619)
Investment in subsidiaries	4,060,534	4,366,362	2,854,958
INCOME BEFORE INCOME TAX	3,858,876	3,643,404	2,381,279
INCOME TAX	-	-	-
NET INCOME	3,858,876	3,643,404	2,381,279
OTHER COMPREHENSIVE INCOME
Foreign currency translation gain	779,135	1,647,348	703,573
TOTAL OTHER COMPREHENSIVE INCOME	779,135	1,647,348	703,573
COMPREHENSIVE INCOME	4,638,011	5,290,752	3,084,852

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

SCHEDULE I

CONDENSED PARENT COMPANY FINANCIAL INFORMATION

OSSEN INNOVATION CO., LTD

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014, 2013 AND 2012

	Year Ended December,31
	2014	2013	2012

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,858,876	$3,643,404	$2,381,279
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in earnings of subsidiaries	(4,060,534)	(4,366,362)	(2,854,958)
Other payables and accrued liabilities	156,249	645,810	-
Due to shareholder	50,000	50,000	-
Net cash provided by / (used in) operating activities	4,591	(27,148)	(473,679)

CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash provided by / (used in) investing activities	-	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Treasury stock purchased	-	-	(96,608)
Net cash provided by / (used in) financing activities	-	-	(96,608)

INCREASE / (DECREASE) IN CASH	4,591	(27,148)	(570,287)
Effect of exchange rate changes on cash	-	(49)	1
Cash at beginning of period	19,171	46,368	616,654
CASH AT END OF PERIOD	$23,762	$19,171	$46,368

