Form 20-F
period 2015-12-31
Ossen Innovation Co. Ltd.
filed 2016-04-21
CIK 1485538

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

None
(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2015 was: 19,828,790 ordinary shares, par value $0.01 per share.

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

Unless the context indicates otherwise, all references to “China” and the “PRC” refer to the People’s Republic of China, all references to “Renminbi” or “RMB” are to the legal currency of the People’s Republic of China, all references to “U.S. dollars,” “dollars” and “$” are to the legal currency of the United States and all references to “ADSs” refer to our American Depositary Shares, each of which represents one ordinary share. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On April 16, 2016, the cash buying rate announced by the People’s Bank of China was RMB6.488 to $1.00.

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

3.A. Selected Financial Data

The following selected financial information should be read in connection with, and is qualified by reference to, our consolidated financial statements and their related notes and the section entitled “Operating and Financial Review and Prospects” included elsewhere in this annual report. The consolidated statements of income data for the fiscal years ended December 31, 2013, 2014 and 2015 and the balance sheet data as of December 31, 2014 and 2015 are derived from audited consolidated financial statements included elsewhere in this annual report. The consolidated statements of income data for the fiscal years ended December 31, 2011 and 2012 and the balance sheet data as of December 31, 2011, 2012 and 2013 are not included in this annual report. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

Selected Consolidated Statement of Income Data		For the Year Ended December 31,
	2015	2014	2013	2012	2011
	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
Revenues	$117,908,416	$123,571,455	$113,891,989	$122,397,886	$118,616,971
Cost of goods sold	102,197,994	110,250,876	102,353,957	111,611,457	96,588,173
Gross profit	15,710,422	13,320,579	11,538,032	10,786,429	22,028,799
Selling and distribution expenses	986,378	772,383	625,500	917,074	1,216,504
General and administrative expenses	4,478,413	6,340,584	3,485,118	3,950,934	2,747,514
Total Operating Expenses	5,464,791	7,112,967	4,110,618	4,868,008	3,964,018
Income from operations	10,245,631	6,207,612	7,427,414	5,918,421	18,064,781

Financial expenses, net	(2,823,952)	(2,401,268)	(2,696,966)	(3,556,045)	(3,480,766)
Other income, net	371,894	907,941	558,426	911,430	609,666
Income before income taxes	7,793,573	4,714,285	5,288,874	3,273,806	15,193,681
Income taxes	(1,180,167)	(578,727)	(1,219,030)	(575,428)	(2,139,029)
Net income	6,613,406	4,135,558	4,069,844	2,716,378	13,054,652
Less: Net Income attributable to non-controlling interest	716,602	276,682	426,440	335,099	1,506,947

Net income attributable to controlling interest	5,896,804	3,858,876	3,643,404	2,381,279	11,547,704
Other comprehensive income
Foreign currency translation gain (loss)	(5,829,470)	779,135	1,647,348	703,573	3,102,645

Total other comprehensive income (loss)	(5,829,470)	779,135	1,647,348	703,573	3,102,645
Comprehensive Income	67,334	4,638,011	5,290,752	3,084,852	14,650,349

Weighted average shares outstanding	19,862,537	19,901,959	19,901,959	19,942,333	20,000,000

Earnings per share*	0.30	0.19	0.18	0.12	0.58

* Calculation is based on net income attributable to controlling interest and the weighted average shares outstanding

Selected Balance Sheets Data			December 31,
	2015	2014	2013	2012	2011
	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
Cash and cash equivalents	$812,277	$684,592	$1,139,450	$1,996,764	$1,568,261
Total current assets	144,772,273	159,358,503	169,273,347	165,023,097	145,364,377
Total long-term assets	9,468,260	11,405,994	12,755,970	21,958,617	23,273,153
Total assets	154,240,533	170,764,497	182,029,317	186,981,714	168,637,530

Total liabilities	50,106,311	67,355,476	83,534,989	94,204,578	79,270,536
Total shareholders’ equity	104,134,222	103,409,021	98,494,328	92,777,136	89,366,994
Total liabilities and shareholders’ equity	154,240,533	170,764,497	182,029,317	186,981,714	168,637,530

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

As of December 31, 2015, we had $0.8 million of cash and cash equivalents. Historically, we have spent a significant amount of cash on our operational activities, principally to procure raw materials for our products. Our short-term loans are from Chinese banks and are generally secured by a portion of our fixed assets, land use right, receivables and/or guarantees by related parties. The term of almost all such loans is one year or less. Historically, we have rolled over such loans on an annual basis. However, we may not have sufficient funds available to pay all of our borrowings upon maturity in the future. Failure to roll over our short-term borrowings at maturity or to service our debt could result in the imposition of penalties, including increases in interest rates, legal actions against us by our creditors, or even insolvency.

The ability of our customers and us to borrow from Chinese banks is affected by the monetary policy implemented by Chinese government from time to time. Since 2013, the Chinese government has followed a prudent monetary policy and local banks have generally maintained tighter lending policies. In 2015, the Chinese government was still conservative in lending to certain industries, including the steel industry, and as a result we had to repay a portion of our short-term bank loans in 2015, without being able to roll-over such loans into new short-term loans. In addition, some of our customers delayed paying our accounts receivables, and our average Days Sales Outstanding was approximately 150 days in 2013, 2014 and 2015. These longer payment terms have negatively impacted our short-term liquidity. We anticipate that these extended payment terms and tighter lending policies will continue in 2016.

Although we have been able to maintain adequate working capital primarily through cash from operations and short-term borrowings, any failure by our customers to settle outstanding accounts receivable, or our inability to borrow sufficient capital from local banks, in the future could materially and adversely affect our cash flow, financial condition and results of operations.

In addition, since 2013, we have been required to provide cash deposits, instead of bank guarantee letters, when we bid for projects, which results in further pressure on our working capital. Yet, during this time period, local banks have generally maintained tighter lending policies than in the past, thereby limiting our ability to borrow funds in order to win bids that we believe we otherwise could have won. Although our production facilities are running at full capacity, the bids we are losing due to lack of up-front cash deposit may be more profitable than the ones we are winning, which could negatively impact our overall revenue and profitability.

In September 2014, our subsidiary in Maanshan, Ossen Innovation Materials Co., Ltd., completed a private placement of RMB 100 million (approximately $16.2 million) in aggregate principal amount of notes to certain accredited investors in China. The notes bear a fixed interest rate of 10.75% per annum, payable annually in arrears, and mature on September 2, 2016. Ossen Materials used the net proceeds from the offering to repay short-terms loans and for general corporate and working capital purposes. The interest rate on these notes is higher than the interest rates of our bank loans, thereby requiring us to generate additional income or raise additional funds in order to repay these notes. The notes will mature on September 2, 2016. Our subsidiary intends to consummate another notes offering in 2016 in order to repay the original notes; however, there is no guarantee that our subsidiary will be successful in raising adequate funds in such offering on terms acceptable to us.

If existing sources of capital are insufficient to support our business, we may issue debt and equity securities that are senior to our ordinary shares as to distributions and in liquidation, which could negatively affect the value of our ordinary shares, or we may not be able to raise additional financing at all.

If available liquidity is not sufficient to meet our operating and loan obligations as they come due, our plans include considering pursuing alternative financing arrangements, reducing expenditures as necessary, or limiting our plans for expansion to meet our cash requirements. However, there is no assurance that, if required, we will be able to raise additional capital, reduce discretionary spending or efficiently limit our expansion to provide the required liquidity. Currently, the capital markets for small capitalization companies are difficult and banking institutions have become stringent in their lending requirements. Accordingly, we cannot ensure the availability or terms of any third party financing. If we are unable to raise additional financing, we may be unable to procure the raw materials we need, implement our long-term business plan, develop or enhance our products, take advantage of future opportunities or respond to competitive pressures on a timely basis.

Alternatively, if we raise capital by issuing equity or convertible debt securities, such issuances could result in substantial dilution to our shareholders. In addition, we may issue senior notes, subordinated notes or preferred shares that have preference over our common equity. In the event of our liquidation, any such lenders and holders of our debt or preferred securities would receive a distribution of our available assets before distributions to the holders of our ADSs. Our decision to incur debt and issue securities in future offerings will depend on market conditions and other factors beyond our control. We cannot predict or estimate the amount, timing or nature of future offerings and debt financings. Future offerings could reduce the value of shares of our ADSs or dilute your investment.

We face intense competition, and if we are unable to compete effectively we may not be able to maintain profitability.

We compete with many other companies located in the PRC and internationally that manufacture materials similar to ours. Many of our competitors are larger companies with greater financial resources than us. Intense competition in a challenging economic environment in the PRC has, in the past, put pressure on our margins and may adversely affect our future financial performance. Moreover, intense competition may result in potential or actual litigation between us and our competitors relating to such activities as competitive sales practices, relationships with key suppliers and customers or other matters.

In 2014 and 2015, we generated revenue of approximately $97.6 million and $85.0 million, respectively, or 79.0% and 72.1%, respectively, of our total revenue, from sales of our rare earth coated PC wires and PC strands. We believe that we are the only prestressed steel material manufacturer in the PRC that currently manufactures rare earth coated prestressed steel materials for bridge construction. While we believe that our rare earth coating capabilities provide us with a competitive advantage among our competitors, it is likely that our competitors will seek to develop similar competing products in the near future. Furthermore, in 2014 and 2015, gross margins for our coated products was lower than the gross margins for our plain surface products due, in part, to pricing pressure. We intend to continue to expand research and development efforts to advance our rare earth coating applications even further. In particular, we continued to develop a rare earth coating application for zinc-aluminum alloy coated products, which are more corrosion-resistant than zinc coated products in 2015. However, there can be no assurance that our initial competitive advantage will be retained and that one or more competitors will not develop products that are equal or superior to ours in quality and are better priced than our rare earth coated products.

Our revenues are highly dependent on a limited number of customers and the loss of any one of our major customers could materially and adversely affect our growth and our revenues.

During the years ended December 31, 2015, 2014 and 2013, our six largest customers contributed 79.5%, 74.9% and 61.3% of our total sales, respectively. As a result of our reliance on a limited number of customers, we may face pricing and other competitive pressures, which may have a material adverse effect on our profits and our revenues. The volume of products sold for specific customers varies from year to year, especially since we are not the exclusive provider for any customers. In addition, there are a number of factors, other than our performance, that could cause the loss of a customer or a substantial reduction in the products that we provide to any customer and that may not be predictable. For example, our customers may decide to reduce spending on our products or a customer may no longer need our products following the completion of a project. The loss of any one of our major customers, a decrease in the volume of sales to these customers or a decrease in the price at which we sell our products to them could materially adversely affect our profits and our revenues.

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

As we expand our operations, we may need to establish a more diverse supplier network for our raw materials. The failure to secure a more diverse supplier network could have an adverse effect on our financial condition.

We currently purchase almost all of our raw materials from a small number of suppliers. Purchases from our five largest suppliers amounted to 99.1%, 95.1% and 91.6% of our raw material purchases in the years ended December 31, 2015, 2014 and 2013, respectively. In the event that we need to diversify our supplier network, we may not be able to procure a sufficient supply of raw materials at a competitive price, which could have an adverse effect on our results of operations, financial condition and cash flows.

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

In 2015, China’s steel industry continued to experience a difficult environment and steel consumption continued to drop. As a result, the average price of steel products, including our products and principal raw materials, continued to decline in 2015 and reached a new low in nearly 20 years. China has lowered steel production by about 90 million tons in the recent years and will push to cut a further 100 million to 150 million tons over the next 5 years, while strictly controlling steel capacity increases, according to the Chinese government statement announced in January 2016. Although the average prices of our raw materials remain low due to these economic conditions, the average selling prices of our products may also remain low, which could result in a decrease in our revenue, as we experienced in 2015, and in our net profit. We expect steel supply will continue to outpace demand and steel prices will remain at low levels in 2016.

We are subject to various risks and uncertainties that might affect our ability to procure quality raw materials.

Our performance depends on our ability to procure low cost, high quality raw materials on a timely basis from our suppliers. Our suppliers are subject to certain risks, including availability of raw materials, labor disputes, inclement weather, natural disasters, and general economic and political conditions, which might limit the ability of our suppliers to provide us with low cost, high quality merchandise on a timely basis. Furthermore, for these or other reasons, one or more of our suppliers might not adhere to our quality control standards, and we might not identify the deficiency. Our suppliers’ failure to supply quality materials at a reasonable cost on a timely basis could reduce our net sales or profits, damage our reputation and have an adverse effect on our financial condition.

We may lose our competitive advantage, and our operations may suffer, if we fail to prevent the loss or misappropriation of, or disputes over, our intellectual property.

We rely on a combination of patents, trademarks, trade secrets and confidentiality agreements to protect our intellectual property rights. While we are not currently aware of any infringement on our intellectual property rights, our ability to compete successfully and to achieve future revenue growth will depend, in significant part, on our ability to protect our proprietary technology. Despite many laws and regulations promulgated, as well as other efforts made, by China over the past several years in an attempt to protect intellectual property rights, intellectual property rights are not as certain in China as they would be in many Western countries, including the United States. Furthermore, enforcement of such laws and regulations in China has not been fully developed. Neither the administrative agencies nor the court systems in China are as equipped as their counterparts in developed countries to deal with violations or handle the nuances and complexities between compliant technological innovation and non-compliant infringement.

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

Our revenues, expenses and profits are difficult to predict and vary significantly from quarter to quarter. This could cause the trading price of our ordinary shares to decline.

Our operating results vary significantly from quarter to quarter. Therefore, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as an indication of our future performance. It is possible that in the future some of our quarterly results of operations may be below the expectations of market analysts and our investors, which could lead to a significant decline in the trading price of our ordinary shares. Factors which affect the fluctuation of our revenues, expenses and profits include:

·	delays or cancellations of railway or infrastructure projects in China due to unexpected accidents or to financial or other issues confronting the Ministry of Transport, China National Railway Co., or other PRC governmental agencies overseeing these industries;

·	changes in prices of our raw materials, with higher prices leading to reduced operating income;

·	variations, expected or unexpected, in the duration, size, timing and scope of purchase orders;

·	changes in our pricing policies or those of our competitors;

·	changes in compensation, which may reduce our gross profit for the quarter in which they are effected;

·	our inability to manage costs, including those related to our raw materials, personnel, infrastructure and facilities;

·	exchange rate fluctuations; and

·	general economic conditions.

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

Dr. Tang owns approximately 60.0% of our outstanding ordinary shares, reflecting a majority equity interest in our company. As our majority shareholder, Dr. Tang is able to elect our board of directors, and determine the outcome of all matters requiring the approval of the holders of a majority of our outstanding shares, including the sale of our assets or an acquisition of assets. This concentration of ownership in our shares by Dr. Tang limits your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us. In addition, sales of significant amounts of ordinary shares held by Dr. Tang, or the prospect of these sales, could adversely affect the market price of our ordinary shares.

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

Economic reforms adopted by the Chinese government have had a positive effect on the economic development of the country, but the government could change these economic reforms or any of the legal systems at any time. This could either benefit or damage our operations and profitability. Some of factors that could have this effect include:

·	Level of government involvement in the economy;

·	Control of foreign exchange;

·	Methods of allocating resources;

·	Balance of payments position;

·	International trade restrictions; and

·	International conflict.

The Chinese economy differs from most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in many ways. For example, state-owned enterprises still constitute a large portion of the Chinese economy, and weak corporate governance and the lack of a flexible currency exchange policy still prevail in China. As a result of these differences, we may not develop in the same way or at the same rate as might be expected if the Chinese economy were similar to those of the OECD member countries.

The PRC government exerts substantial influence over the infrastructure and steel sectors and the manner in which we must conduct our business activities.

The PRC government has exercised, and continues to exercise, substantial control over virtually every sector of the Chinese economy through regulation and state ownership, including the infrastructure and steel sectors where we have been doing our business. Any government decisions or actions to postpone, change or halt the construction of certain types of infrastructure projects for any reason, such as the high speed railway accident in July 2011 in South China and the ongoing reduction of 100 million to 150 million tons of steel production announced in 2016, or any decisions the government might make to cut spending, could adversely impact our business and results of operations.

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

We have suffered currency exchange losses, and we may continue to suffer currency exchange losses if the RMB continues to depreciate relative to the U.S. dollar, and fluctuations in the value of the RMB may have an adverse effect on our shareholders’ investment.

Our reporting currency is the U.S. dollar. However, substantially all of our revenues are denominated in RMB. Any significant revaluation of the Renminbi may have a material adverse effect on the U.S. dollar equivalent amount of our revenues and financial condition as well as on the value of, and any dividends payable on, our ordinary shares in foreign currency terms. For instance, a decrease in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our ordinary shares and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ADSs.

In July 2005, China reformed its exchange rate regime by establishing a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. The RMB is no longer pegged to the U.S. dollar and the exchange rate will have some flexibility. If the RMB depreciates relative to the U.S. dollar, our revenues as expressed in our U.S. dollar financial statements will decline in value. Also, the RMB depreciation will increase Chinese steel industry’s purchasing cost for importing iron ore, which in turn may increase the cost of our raw materials. Conversely, RMB depreciation may benefit our export revenue and profit, as the price of our exported products may increase as expressed in RMB. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars. On the other hand, our proceeds from overseas financings and our sales from overseas markets will decrease in value if we choose not to or are unable to convert the proceeds into RMB and the RMB appreciates against the U.S. dollar, which may reduce the value of a shareholder’s investment in our ADSs.

On May 19, 2007, the central bank of China, the People’s Bank of China, announced a policy to expand the maximum daily floating range of RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.3% to 0.5%. While the international reactions to the RMB revaluation and widening of the RMB’s daily trading band have generally been positive, with the increased floating range of the RMB’s value against foreign currencies, the RMB may appreciate or depreciate significantly in value against the U.S. dollar or other foreign currencies in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued. On June 19, 2010, the PBOC announced that it has decided to proceed further with the reform of the RMB exchange rate regime to enhance the flexibility of the RMB exchange rate, and that emphasis would be placed on reflecting market supply and demand with reference to a basket of currencies. While so indicating its intention to make the RMB’s exchange rate more flexible, the PBOC ruled out any sharp fluctuations in the currency or a one-off adjustment. On April 16, 2012, the PBOC enlarged the floating band of RMB’s trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.5% to 1% around the middle rate released by the China Foreign Exchange Trade System each day. In February 2014, the center point of the currency’s official trading band hit 6.1146, representing appreciation of more than 11.7% since June 19, 2010. On March 17, 2014, the PBOC announced a policy to further expand the maximum daily floating range of RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market to 2%. In the long term, the RMB may depreciate more significantly in value against the U.S. dollar or other foreign currencies, depending on the market supply and demand with reference to a basket of currencies.

The Renminbi may be revalued further against the U.S. dollar or other currencies, or may be permitted to enter into a full or limited free float, which may result in an appreciation or depreciation in the value of the Renminbi against the U.S. dollar or other currencies. In addition, there are very limited hedging transactions available in China to reduce our exposure to exchange rate fluctuations. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure, if at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars.

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

PRC regulations relating to investments in offshore companies by PRC residents may subject our future PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

We believe that some of our shareholders are PRC residents under SAFE Circular 37. We do not have control over the these shareholders and our other beneficial owners and cannot assure you that all of our PRC-resident beneficial owners have complied with, and will in the future comply with, SAFE Circular 37 and subsequent implementation rules. The failure of PRC-resident beneficial owners to register or amend their SAFE registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future PRC-resident beneficial owners of our company to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Furthermore, SAFE Circular 37 is unclear how this regulation, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant PRC government authorities, and we cannot predict how these regulations will affect our business operations or future strategy. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. These risks could in the future have a material adverse effect on our business, financial condition and results of operations.

All employee participants in our share incentive plans who are PRC citizens may be required to register with the SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law.

In December 2006, the People’s Bank of China promulgated the Administrative Measures for Individual Foreign Exchange, which set forth the respective requirements for foreign exchange transactions by PRC individuals under either current account or the capital account. In January 2007, the SAFE issued the Implementation Rules of the Administrative Measures for Individual Foreign Exchange, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On March 28, 2007, the SAFE promulgated the Processing Guidance on Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas-Listed Companies, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens who are granted stock options by an overseas publicly-listed company are required, through a qualified PRC domestic agent or PRC subsidiary of such overseas publicly-listed company, to register with the SAFE and complete certain other procedures. In February 2012, the SAFE promulgated the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, according to which, employees, directors, supervisors and other management members participating in any share incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to limited exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to make payments under our equity incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our subsidiaries in China and limit our subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional equity incentive plans for our directors and employees under PRC law.

In addition, the PRC State Administration of Taxation has issued circulars concerning employee share options or restricted shares. Under these circulars, employees working in the PRC who exercise share options, or whose restricted shares vest, will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees related to their share options or restricted shares. If the employees fail to pay, or the PRC subsidiaries fail to withhold applicable income taxes, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

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

Banks and other financial institutions in the PRC do not provide insurance for funds held on deposit. The Chinese government implemented the bank deposit insurance program on May 1, 2015. Financial institutions are required to pay insurance premiums into a fund that is managed by an agency appointed by the State Council. The program is designed to return bank clients' deposits if their bank suffers insolvency or bankruptcy. The reimbursement is drawn from the new fund in the case of the deposit being RMB500,000 ($77,021 as of December 31, 2015) or less. However, the implementation and impact of this program are uncertain. As a result, in the event of a bank failure, we may not have access to funds on deposit. Depending upon the amount of money we maintain in a bank that fails, our inability to have access to our cash could impair our operations, and, if we are not able to access funds to pay our suppliers, employees and other creditors, we may be unable to continue our business operations.

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

The audit report included in this prospectus is prepared by auditors who are not inspected fully by the Public Company Accounting Oversight Board, or the PCAOB, and, as such, our shareholders are deprived of the benefits of such inspection.

As an auditor of companies that are publicly traded in the United States and a firm registered with the PCAOB, BDO China Shu Lun Pan Certified Public Accountants LLP is required under the laws of the United States to undergo regular inspections by the PCAOB. However, because we have substantial operations within the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese government authorities, our auditor and its audit work is not currently inspected fully by the PCAOB.

Inspections of other auditors conducted by the PCAOB outside China have at times identified deficiencies in those auditors' audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in China prevents the PCAOB from regularly evaluating our auditor's audits and its quality control procedures. As a result, shareholders may be deprived of the benefits of PCAOB inspections, and may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Risks Related to Our ADSs

We may not be able to sustain the trading market of our ADSs.

Our ADSs are listed for trading on the NASDAQ Capital Market. On September 17, 2015, we received a letter from the NASDAQ Stock Market stating that for the previous 30 consecutive business days, the closing bid price of our ADSs was below the minimum bid price of $1.00 per share for continued listing on the NASDAQ Global Market (the “Minimum Bid Price Rule”). In accordance with NASDAQ Marketplace Rule 5810(c)(3)(A), we were provided with a period of 180 calendar days, or until March 15, 2016, to regain compliance with the Minimum Bid Price Rule. On March 17, 2016, we received a letter from the NASDAQ Stock Market stating that while we had not regained compliance with the Minimum Bid Price Rule, we were eligible for an additional 180-day grace period, until September 12, 2016, to regain compliance with the Minimum Bid Price Rule. However, we cannot be sure that the price of our ADSs will comply with this requirement for continued listing on the NASDAQ Capital Market in the future. If we were not able to do so, our ADSs would be subject to delisting and would likely trade on the over-the-counter market. If our ADSs were to trade on the over-the-counter market, selling our ADSs could be more difficult because smaller quantities of our ADSs would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our ADSs, further limiting the liquidity of our ADSs. As a result, the market price of our ADSs may be depressed, and you may find it more difficult to sell our ADSs. Such delisting from the NASDAQ Capital Market and continued or further declines in our ADS price could also greatly impair our ability to raise additional necessary capital through equity or debt financing.

The market price for our ADSs may be volatile.

The market price for our ADSs is highly volatile and subject to wide fluctuations in response to various factors, including the following:

·	actual or anticipated fluctuations in our quarterly operating results and revisions to our expected results;

·	changes in financial estimates by securities research analysts;

·	conditions in the markets for our products;

·	changes in the economic performance or market valuations of companies specializing in our industry or our customers or their industries;

·	changes in market valuations of U.S. listed companies headquartered in China, and in particular small capitalization companies;

·	announcements by us or our competitors of new products, acquisitions, strategic relationships, joint ventures or capital commitments;

·	addition or departure of our senior management and key personnel;

·	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

·	litigation related to our intellectual property;

·	release or expiry of transfer restrictions on our outstanding ordinary shares; and

·	sales or perceived potential sales of our ADSs.

In addition, the securities market has from time to time, and to an even greater degree over the past several years, experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs. In the event that market price of our ADSs is below $1 for more than 30 consecutive business days we will fail to meet the requirements of NASDAQ listing rules. Furthermore, in the past, following periods of volatility in the market price of a public company’s securities, shareholders have frequently instituted securities class action litigation against that company. Litigation of this kind could result in substantial costs and a diversion of our management’s attention and resources.

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

We do not believe that we were a PFIC for our 2015 taxable year. However, because the determination of our PFIC status is based on such factual matters as the composition of our income and assets, the valuation of our assets, and our market capitalization, there is no assurance that the United Stated Internal Revenue Service (“IRS”) will agree with our position. In addition, there can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2016 or in future taxable years. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ADSs or ordinary shares if we were to become a PFIC. See “Taxation — United States Federal Income Taxation — Tax Consequences if We Are a Passive Foreign Investment Company.”

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

Capital Expenditures

We incurred capital expenditures of approximately $29,687, $81,441 and $16,361 for the years ended December 31, 2015, 2014 and 2013, respectively, primarily in connection with maintenance and repair of current production lines. These capital expenditures were financed by proceeds from bank financing and cash provided by operating activities.

Our capacity expansion to add 30,000 tons of annual production capacity for rare earth coated products was suspended in 2015 due to an extended unfavorable business climate, intense market competition and the uncertainty of financial markets in China.

We expect that our capital expenditures in fiscal year 2016 will be incurred primarily in connection with maintenance and repair of current production lines.

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

During the year ended December 31, 2015, we generated revenue of approximately $85.0 million, or 72.1% of our total revenue (as compared to $97.6 million, or 79.0% of our total revenue, in 2014), from sales of our rare earth coated PC wires and PC strands. We believe that we are the only prestressed steel material manufacturer in the PRC that currently manufactures rare earth coated materials for bridge construction.

While we believe that our rare earth coating capabilities provide us with a competitive advantage among our competitors due to higher strength and higher quality, it is likely that our competitors will seek to develop similar competing products in the near future. We intend to continue to expand research and development efforts to advance our rare earth coating applications even further. In particular, we continued to develop a rare earth coating application for zinc-aluminum alloy coated products in 2015, which are more corrosion-resistant than zinc coated products. However, there can be no assurance that our initial competitive advantage will be retained and that one or more competitors will not develop products that are equal or superior to ours in quality or are better priced than our rare earth coated products. Furthermore, in both 2014 and 2015, the average margin for our coated products was lower than the average margin for our plain surface products mainly because the average price of the raw materials purchased for our coated products did not decline as steeply as the average price of the raw materials purchased for our plain surface products in 2014 and 2015.

The primary characteristics of our rare earth coated products, which are used primarily in the construction of new bridges and the renovation of older bridges in need of repair, are as follows:

·	Superior corrosion resistance;

·	Superior toughness and plasticity;

·	Endurance against extreme heat;

·	Smooth and appealing coating; and

·	Easily coated.

Our products are marketed under the “Ossen” brand name both domestically and internationally. We handle all aspects of market research, product design, engineering, manufacturing, sales and marketing. We conduct our manufacturing operations in our ISO 9001 manufacturing facilities in Maanshan City and Jiujiang City, in the PRC.

Our capacity expansion to add 30,000 tons of annual production capacity for rare earth coated products was suspended in 2015 due to an extended unfavorable business climate, intense market competition and the uncertainty of financial markets in China.

In 2013, the Chinese market began to adopt zinc-aluminum alloy coated PC wires and PC strands, which have more corrosion-resistance and stronger protective effect than zinc coated PC wires and PC strands. Our research and development department is currently developing a method to apply rare earth materials to the zinc-aluminum alloy coating process. In 2014 and 2015, we have made progress in developing such product and we will continue our research and development efforts in 2016.We anticipate that additional time will be necessary for such products to pass government inspection and to gain acceptance in the market.

Ossen Materials, our operating subsidiary, was founded in 2004. In 2005, we expanded our manufacturing capabilities by acquiring a facility in Jiujiang City in the PRC and forming Ossen Jiujiang. The founders of Ossen were among the first in China to introduce and promote the use of prestressed steel materials in construction projects. They have been involved in producing prestressed materials since 1994 and each has accumulated more than 20 years of experience in the prestressed materials industry.

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

Competitive Advantages

Our management believes that the following competitive strengths differentiate us from other domestic and international competitors and are the key factors to our success:

We are taking advantage of industry trends in the bridge infrastructure sectors in the PRC and other international markets

In the last four years, China’s economic growth slowed and the demand for prestressed materials in the infrastructure construction industry in the domestic PRC market decreased. However, we believe there is still much room for growth in China’s infrastructure construction industry, and in particular the construction and restoration of bridges in the PRC that would benefit from the quality and durability of our rare earth coated prestressed materials.

We believe that the Chinese central government will continue to stimulate economic growth by further injecting capital into the economy by funding new infrastructure projects.  While we do not believe that the Chinese government will initiate another large scale, comprehensive capital injection, we believe that infrastructure spending will be selectively targeted at developing regions in Central or Western China. Furthermore, through the “One Belt, One Road” initiatives, announced in late 2013, investments are expected to be made during the next decade to construct new bridges and new railroads. In late 2013, Chinese President Xi Jinping launched the New Silk Road Economic Belt and the 21st Century Maritime Silk Road to deepen reform and further open up China to the rest of the world. The plan, also known as “One Belt, One Road” initiatives, consists of a network of railways, highways and other forms of infrastructure, as well as oil and gas pipelines, power grids, Internet networks and aviation routes in the Eurasian area. In addition, the Asian Infrastructure Investment Bank launched in December 2015 is an international financial institution proposed by the government of China. The purpose of the multilateral development bank is to provide finance to infrastructure projects in the Asia region. We believe that these developments should create additional bidding opportunities for us and we expect the market will recover gradually in 2016 and beyond.

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

Strong in-house research and development capabilities

Our research and development team consists of members recognized as industry experts in China, and each member of our senior management team has over 20 years of industry experience on average. We have built a recognized brand name in the industry by introducing innovative solutions to the prestressed materials industry, and particularly coated prestressed materials, in China and internationally. Our engineering team works closely with our customers in order to understand their requirements. We have been able to introduce new equipment to enhance cost saving and time reduction in the construction of bridges, highways, railways and buildings, as well as numerous other projects.

Efficient proprietary production technology

We continually pursue technological improvements to our manufacturing processes via our strong in-house development teams. We own twenty-nine patents granted by the State Intellectual Property Office of the PRC, including four invention patents and twenty-five utility model patents as of April 1, 2016. In addition, we have applied for four invention and two utility model patents, which are currently pending. These patents and patent applications are intended to protect our technologies, including production processes of various wire ropes, pickling methods for steel wire materials and devices designed for the production of steel wire. Our research and development efforts have generated technological improvements that have been instrumental in controlling our production costs and increasing our operational efficiency, most notably with respect to the development of our rare earth coated materials.

Strong recognition from domestic and international customers for supplying materials for infrastructure projects

The solid reputation that our management team has developed over the past 20 years in the prestressed material industry in China and in other countries such as Canada, the United States, Japan, South Korea, Bangladesh, South Africa, Italy and Spain, including an established track record for consistently providing quality products at competitive prices, has enabled us to develop a strong customer base and to be involved in major building projects.

We generated approximately 6.6% and 6.7%, respectively, of our revenue during the years ended December 31, 2015 and 2014 from sales to customers in international markets (including primarily Japan, Vietnam, South Korea, Japan, New Zealand, Australia, Bangladesh, and Costa Rica), primarily for use in the construction of bridges. Due to the anti-dumping measures imposed by the United States and European Union and increased demand for our products in the PRC market and these other markets, we do not intend to reestablish a presence in the United States or the European Union at the levels we experienced in 2008 in the near future. However, if opportunities arise in the U.S. or EU markets or in other international markets for us to win bids on projects or to reengage with former customers or establish relationships with new customers, we would pursue such opportunities.

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

Our Products

Our prestressed steel materials are categorized as plain surface products and coated products.

Plain Surface Products

Our plain surface products, which term refers to our uncoated plain surfaced and stabilized products, are characterized as follows:

·	Plain surface prestressed concrete, or PC, strands. These products consist of PC wires that are twisted into a bundle and used in precast concrete plates on the riding surface of bridges. These products are categorized based on size, strength and structure. Sizes range from 9.3mm to 17.8mm. Strength level ranges from 1570MPa (megapascal) to 2000MPa. The number of strands in the products varies between 3 and 7.

·	Unbonded plain surface PC strands. These products consist of plain surface PC strands that are coated with grease and extruded with high-density polyethylene. These products are used primarily in the construction of bridges and buildings.

·	PC wires, also referred to as stabilized materials. These products are further divided among the following three categories:

§	Plain surface PC wires. This product consists of an individual round wire used in the construction of buildings.

§	Indented PC wires. This product consists of an individual round wire that contains an indentation used in the construction of buildings.

§	Helical (spiral) rib PC wires. This product consists of an individual round wire whose surface is pulled out into a helical rib pattern used in the construction of railway ties, or sleepers, and buildings.

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

Our rare earth coated products are characterized as the following:

Rare earth coated PC wires. These products are further divided as follows:

·	Ф5.0 Series, used for suspension bridges.

·	Ф7.0 Series, used for cable-stayed bridges.

Rare earth coated PC strands, used for bridges and buildings.

Customers that purchase our prestressed materials also purchase other supporting products, such as anchorage devices and ripple tubes, to complement our materials. These supplementary products are produced by anchorage manufacturing factories that are unaffiliated with us.

Competition

China is one of the world’s largest producers and markets for prestressed steel materials. In 2013, 2014 and 2015, our sales were predominantly to customers located in the PRC, and as a result, our primary competitors were PRC domestic companies.

We believe that being located in China provides us with a number of competitive factors within our industry, including the following:

·	Pricing. Flexibility to control pricing of products and the ability to use economies of scale to secure competitive pricing advantages;

·	Technology. Ability to manufacture products efficiently, utilize low-cost raw materials, and to achieve better production quality; and
·	Barriers to entry. Technical knowledge, access to raw materials, local market knowledge and established relationships with suppliers and customers to support the development of commercially viable production facilities and products.

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

Competition among PRC manufacturers of zinc coated prestressed products in China is limited to only four companies. Our main competitors for these products are Baosteel Group Shanghai Ergang Co. Ltd., Shuangyou Eaststeel and Jiangyin Walsin Steel Cable Co. Ltd. Furthermore, we believe that we are the only Chinese rare earth coated prestressed material manufacturer. While we believe that our rare earth coating capabilities provide us with a competitive advantage among our competitors, it is likely that our competitors will seek to develop similar competing products in the near future. We intend to continue to expand research and development efforts to advance our rare earth coating applications even further. In particular, we continued to develop a rare earth coating application for zinc-aluminum alloy coated products, which are more corrosion-resistant than zinc coated products in 2015. However, there can be no assurance that our initial competitive advantage will be retained and that one or more competitors will not develop products that are equal or superior to ours in quality or are better priced than our rare earth coated products.

We believe that we differentiate ourselves because we have built a recognized brand name in the industry and because we offer superior product quality, timely delivery and high value. We believe that we have the following advantages over many of our competitors:

·	the performance and cost effectiveness of our products;

·	our ability to manufacture and deliver products in required volumes, on a timely basis, and at competitive prices;

·	superior quality and reliability of our products;

·	our after-sale support capabilities, from both an engineering and an operational perspective;

·	effectiveness of customer service and our ability to send experienced operators and engineers as well as a seasoned sales force to assist our customers; and

·	overall management capability.

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

Purchases from our five largest suppliers amounted to 99.1%, 95.1% and 91.6% of our raw material purchases in 2015, 2014 and 2013, respectively.

We are not dependent on any one of our suppliers, as we are able to source raw materials from alternative vendors should the need arise. We have not experienced significant production disruptions due to a supply shortage from our suppliers, nor have we had any major dispute with a material supplier.

Volatility of Price of Raw Materials

We have no long-term, fixed-price steel purchase contracts. When steel prices increase competitive conditions will influence how much of the price increase we can pass on to our customers. To the extent we are unable to pass on future price increases in our raw materials to our customers, the revenues and profitability of our business could be adversely affected. When steel prices decline, customer demands for lower prices and our competitors' responses to those demands could result in lower sale prices, lower margins and inventory valued at the lower of cost or market adjustments as we use existing steel inventory. Significant or rapid declines in steel prices or reductions in sales volumes could result in us incurring inventory or goodwill impairment charges. Therefore, changing steel prices could significantly impact our revenues, gross margins, operating income and net income. In 2015, China’s steel industry continued to experience a difficult environment and steel consumption continued to drop. As a result, the average price of steel products, including our products and principal raw materials, continued to decline in 2015 and reached a new low in nearly 20 years. China has lowered steel production by about 90 million tons in the recent years and will push to cut a further 100 million to 150 million tons over the next 5 years, while strictly controlling steel capacity increases, according to the Chinese government statement announced in January 2016. Although the average prices our raw materials remain low due to these economic conditions, the average selling prices of our products may also remain low, which could result in a decrease in our revenue, as we experienced in 2015, and net profit. We expect steel supply will continue to outpace demand and steel prices will remain at low levels in 2016.

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

Generally, the manufacturing process involves the following:

·	Cleaning steel wire rods or other similar raw materials by chemical pickling, mechanical de-scaling or a similar process. The materials are then cold drawn and reduced until the desired diameter and resistance characteristics are achieved. This process is what provides the material with its strength.

·	In the production of strands, the individual wires (either 3 or 7 wires) are braided together to form a strand.

·	The final step is to subject the steel material to a thermo-chemical process which endows the material with mechanical properties, such as low relaxation, which enable the material to last over time.

Production Lines

We currently have 18 production lines, consisting of the following:

·	Two surface treatment production lines, one located in our Maanshan facility and one in our Jiujiang facility, each composed of an acid pickling bath, rinsing bath, high pressure water rinsing bath, phosphating bath, saponification (boronizing) bath and cleaning bath.

·	Seven wire drawing production lines, four located in our Maanshan facility and three in our Jiujiang facility, each composed of a pay-off machine, drawn can and take-up machine. Each of our half-finished products is processed on a wire drawing production line.

·	Three PC strand stabilization treatment production lines, two located in our Maanshan facility and one in our Jiujiang facility, each composed of stranding machines, straightening wheels, jockey wheels, medium frequency furnace, cooling tank, take-up and pay-off machines, a wire arraying machine and a layer winding machine. The PC strand stabilization product lines in our Jiujiang facility produce plain surface PC strands and zinc coated PC strands of various specifications.

·	One zinc galvanization production line, located in our Jiujiang facility, composed of a pay-off machine, degreasing furnace, acid rinsing pickling tank, assistant plating tank, drying furnace, galvanizing furnace, drawing tower and take-up machine. Half-finished products needed for different series of zinc coated PC wires and strands are produced on this line.

·	Two surface finishing production lines, both located in our Jiujiang facility, each composed of a pay-off machine, a finishing machine and a take-up machine. These production lines are used to produce half-finished products of zinc coated PC wires and strands.

·	Two PC wire stabilization treatment production lines, both located in our Jiujiang facility, each composed of a pay-off machine, jockey wheel, straightening machine, indent marking machine, medium frequency furnace, cooling tank, towing machine, shearing machine and take-up machine. Zinc coated PC wires, round PC wires, indented PC wires and helical rib PC wires are produced on these production lines.

·	One unbonded PC strand production line, located in our Jiujiang facility, composed of a pay-off machine, oiling machine, high-density polyethylene plastic injection machine, water tank, towing machine and take-up machine. This production line is used to produce different series of unbonded plain surface PC strands and unbonded zinc coated PC strands.

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

Since 2013, approximately one-third of the coated product projects and all of the plain surface product projects on which we bid have required an up-front, refundable cash deposit. However, during this time period, local banks have generally maintained tighter lending policies than in the past, thereby limiting our ability to win bids that we believe we otherwise could have won. We selectively put down cash deposit for projects that we believed we could win and generate higher profit.

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

Our Customers

We sell the vast majority of our products domestically in China. Since our inception, we have also exported our products to foreign countries, including the United States, Canada, Spain, Japan, South Korea, Taiwan, Australia, South Africa and Saudi Arabia, among others. Our customers are diverse in nature, as we sell our products directly to end users, to other manufacturers and to distributors, in each case depending on the nature of the product and the utilization of the product.

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

In 2015, 2014 and 2013, sales to our six largest customers, in the aggregate, accounted for approximately 79.5%, 74.9% and 61.3% of our total sales, respectively. The following table provides the name of each customer that contributed to 10% of our revenues in each of 2013, 2014 and 2015 and the percentage of our revenues generated from such customers during these periods.

Name of Customer	2015 Revenues	2014 Revenues	2013 Revenues
	(%)	(%)	(%)

Zhangjiagang Shajing Iron and Steel Trading Co., Ltd.**	22.7%	*	16%

Jiangsu Jinrun Steel Cable Co., Ltd.	*	14.4%	11%

Zhangjiagang Zhenyu Logistics & Warehousing Co., Ltd.	*	*	10%

Wuhan Weikaer Steel Wire Product Co., Ltd.	12.1%	20.2%	*

Zhejiang Kexin Engineering Material Co., Ltd.	*	12.5%	*

Wuhan Steel & Iron Jiangbei Group Metal Products Co., Ltd.	15.1%	16.5%	*

Wuhan Xianggang Metal Products Co., Ltd.	16.2%	*	*

* Less than 10% of our annual revenues.

** Zhangjiagang Ruifeng Iron and Steel Co., Ltd. changed its name to Zhangjiagang Shajing Iron and Steel Trading Co., Ltd. in 2013.

The following table describes the breakdown of our sales in 2015, 2014 and 2013 between our domestic and international customers.

	For the Year Ended December 31,
	2015	2014	2013
Domestic Sales	$110,109,028	$115,256,175	$107,273,543

International Sales	7,799,388	8,315,280	6,618,446

Total Sales	$117,908,416	$123,571,455	$113,891,989

Research and Development

Our research and development efforts are focused on three objectives:

·	Superior product safety and quality;

·	Reduction of operating costs; and

·	Sustaining growth through the development of new products.

We have a research and development team at each of our facilities. In total, nineteen employees are dedicated to research and development. We spent $3.4 million, $3.9 million and $1.3 million in 2015, 2014 and 2013, respectively, on our research and development activities to customize products for new or existing customers and develop new products such as rare earth zinc-aluminum coated products. The nature of our research and development activities needed for our product development is generally not cash intensive. In addition, a portion of the work is conducted by organizations and universities with which we have a collaborative relationship.

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

We plan to continue our research and development efforts to strengthen our leading position in our industry. In 2014, we developed 12.7 mm 2060 mPa ultra high strength and low relaxation prestressed strands. Our research and development team also upgraded the heating method of acid pickling process, the circulating cooling water system of steel wire stabilization production line, and the winding system of coated steel wire. In addition, we are working on developing a production line with annual output of 5,000 tons of ultra high strength steel wire and strand and have broken through several technical difficulties to date. We also own or lease various technologies that improve the quality of our products and reduce our operating costs, including coating polished technology, stabilizing treatment technology for dual tension gear zinc coated prestressing material, warning technology for missing plating of coating production line, stranded wire greasing technology, water cut-off technology by strander infrared temperature detection and other core technologies.

Since 2013, the Chinese market began to adopt zinc-aluminum alloy coated PC wires and PC strands, which have more corrosion-resistance and stronger protective effect than zinc coated PC wires and PC strands. Zinc-aluminum alloy layer (coating containing 5% Al and 95% Zn) has better plastic, adhesion, and corrosion resistance, and thus its corrosion resistance property is unchanged before and after the deformation. Its resistance to atmospheric etching characteristics is better than zinc and rare earth coated products, and still has good coating properties. The alloy layer of such products has long-term stability. Although we are able to produce zinc-aluminum alloy coated PC wires and PC strands, we are trying to develop the method to apply rare earth in zinc-aluminum alloy coating process, which will result in less loss of product strength during the coating process and higher strength final product.

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

Patents

As of April 1, 2016, we have twenty-nine patents registered with the State Intellectual Property Office of the PRC, including four invention patents and twenty-five utility model patents. In addition, we have applied for an additional four invention and two utility model patents as of April 1, 2016.

During 2015 and the first quarter of 2016, four pending utility model patents and one pending invention patent were approved, and, seven pending patent applications were rejected by the State Intellectual Property Office.

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

The following table provides the name, the application number or patent number, the name of the applicant or patent holder and the status of our registered invention patents and each of our invention patent applications, and the expiration date of our registered invention patent:

Name	Application No. /Patent No.	Applicant /Patent Holder	Status	Expiration Date

Stabilizing Process of Indented Wire	ZL200710157149.0	Ossen Jiujiang	Registered	11/22/2027
Method to Change the Length of Waste of Stranded Wire Joint	ZL200910144241.2	Ossen Materials	Registered	7/26/2029
Production Process of Zinc Coated Steel Wire	ZL201010105179.9	Ossen Jiujiang	Registered	2/2/2030
Re-processing Technology of Galvanized Steel Wire	ZL201310137387.0	Ossen Jiujiang	Registered	4/18/2033

The following table provides the name, the application number or patent number, the name of the applicant or patent holder and the status of each of our registered utility model patents and utility model patent applications, and the expiration dates of our registered utility model patents:

Name	Application No. /Patent No.	Applicant /Patent Holder	Status	Expiration Date

Oiling Device for PC Strand	ZL200820185079.x	Ossen Materials	Registered	08/21/2018

Name	Application No. /Patent No.	Applicant /Patent Holder	Status	Expiration Date
Infrared Safety Control Device for Lift Truck	ZL200820185081.7	Ossen Materials	Registered	08/21/2018

Device Designed to Control Smoke by Temperature	ZL200820185082.1	Ossen Materials	Registered	08/21/2018

Device Designed to Control Water Temperature When Phosphatizing the PC Strand	ZL200920233724.5	Ossen Materials	Registered	07/29/2019

Device for Testing Center Steel Wire Broken for Stranded Wire	ZL200920233725.x	Ossen Materials	Registered	07/29/2019

Device Designed to Test Temperature of Steel Wire When Drawing the Stranded Wire	ZL200920233726.4	Ossen Materials	Registered	07/29/2019

Steel Wire Joint Machine with Pressure Detecting Function	ZL200920233728.3	Ossen Materials	Registered	07/29/2019

Automatic Paper Rolling Device of Asphalt Paper	ZL200920233729.8	Ossen Materials	Registered	07/29/2019

Aerial Overhaul Platform for Forklift	ZL200920233730.0	Ossen Materials	Registered	07/29/2019

Skid Used When Packing PC Strand	ZL200920233731.5	Ossen Materials	Registered	07/29/2019

Inductive Water Saving Device	ZL201220218155.4	Ossen Materials	Registered	06/25/2021

Anti-Impact Gear	ZL201220217756.3	Ossen Materials	Registered	06/23/2021

Lock Device for PC Strand Production Wheel	ZL201220218156.9	Ossen Materials	Registered	06/25/2021

New Dies for Wire Drawing	ZL201320723167.7	Ossen Materials	Registered	12/24/2022

Energy-saving Device for Acid Mist Drainage	ZL201320722838.8	Ossen Materials	Registered	12/24/2022

Cold Assembly Mould	ZL201420023335.0	Ossen Materials	Registered	1/14/2024

Prestressed Strand Spreader	ZL201420023447.6	Ossen Materials	Registered	1/14/2024

Furnace for Zinc Coating Process	ZL201320200197.4	Ossen Jiujiang	Registered	4/18/2023

Actinomycetes Machine Discharge Line Protection Devices	ZL201320200077.4	Ossen Jiujiang	Registered	4/18/2023

Strand Actinomycetes Devices	ZL201320200171.X	Ossen Jiujiang	Registered	4/18/2023

Cooling Device with Distilled Water for Medium Frequency Furnace	ZL201320199776.1	Ossen Jiujiang	Registered	4/18/2023

U-shape Hot Galvanizing Furnace	ZL201420532006.9	Ossen Jiujiang	Registered	9/16/2024
Plastic Particle Drying Mixer	ZL201420798062.7	Ossen Jiujiang	Registered	12/16/2024

Multi-functional Line Traction Machine for Steel Wire Stabilization Processing Production Line	ZL201420798307.6	Ossen Jiujiang	Registered	12/16/2024

Dust Removing Device for Surface Treatment for Drawing Steel Wire	ZL201420798232.1	Ossen Jiujiang	Registered	12/16/2024

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

Environmental Matters

The Environmental Protection Law, promulgated by the National People’s Congress on December 26, 1989, is the primary law for environmental protection in China. The law establishes basic principles for coordinated advancement of economic growth, social progress and environmental protection, and defines the rights and duties of governments at all levels. Local environmental protection bureaus may set stricter local standards than the national standards and enterprises are required to comply with the stricter of the two sets of standards. Due to the nature of our business, we produce certain amounts of waste water, gas and solid waste materials during the course of our production. We believe that we are in compliance in all material respects with applicable PRC laws and regulations. All of our products meet the relevant environmental requirements under PRC laws and during the three years ended December 31, 2015, 2014 and 2013, we were not subject to any fines or legal action involving non-compliance with any relevant environmental regulation, nor are we aware of any threatened or pending action, including by any environmental regulatory authority.

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

Patent protection in China

The PRC has domestic laws for the protection of copyrights, patents, trademarks and trade secrets. The PRC is also signatory to some of the world’s major intellectual property conventions, including:

·	Convention establishing the World Intellectual Property Organization (WIPO Convention) (June 4, 1980);

·	Paris Convention for the Protection of Industrial Property (March 19, 1985);

·	Patent Cooperation Treaty (January 1, 1994); and

·	The Agreement on Trade-Related Aspects of Intellectual Property Rights (TRIPs) (November 11, 2001).

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

Employees

As of December 31, 2015, 2014 and 2013 we had 204, 201 and 209 full-time employees. As of March 31, 2016 we had 204 full-time employees.

The following table shows the breakdown in numbers and percentages of employees by department as of December 31, 2015:

Functions	Number of employees	% of total

Manufacturing	108	53%
Technology	24	12%
Research & Development	19	9%
Quality Control	6	3%
General Administration, Purchasing, Sales and Marketing	47	23%
Total	204	100%

We have not experienced any significant labor disputes and consider our relationship with our employees to be good. Our employees are not covered by any collective bargaining agreement.

We have established an employee welfare plan in accordance with the relevant PRC laws and regulations. Our total expenses for this plan were approximately $231,014, $197,832 and $182,474 in 2015, 2014 and 2013, respectively.

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

Our Shareholders

Dr. Tang, our chairman, owns 100% of the shares of Effectual Strength Enterprises Ltd., a British Virgin Islands company, which currently owns approximately 60.0% of our outstanding ordinary shares. The spouse of our chief executive officer, Wei Hua, owns 100% of the shares of Fascinating Acme Development Ltd., which owns approximately 3.0% of our outstanding ordinary shares. The spouse of the chief executive officer of Ossen Material Research (formerly Shanghai ZFX), which is an affiliated company of ours that supplies us with raw materials, owns 100% of the shares of Gross Inspiration Development Ltd., which owns approximately 3.0% of our outstanding ordinary shares. In December 2011, 5 million shares were issued in our initial public offering. Currently we have approximately 30.2% of our ordinary shares, or 5,988,290 shares, trading on NASDAQ in the form of ADS’s. The holders of the remaining approximately 3.8% of our shares are investors that are residents of the PRC and are unaffiliated with Ossen.

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

Topchina is a British Virgin Islands limited liability company organized on November 3, 2004. Ossen Materials and Topchina directly own an operating subsidiary in China, Ossen (Jiujiang) New Materials Co., Ltd., or Ossen Jiujiang. As of December 31, 2015, Ossen Materials owns 20.5% of the equity of Ossen Jiujiang and Topchina owns 79.5%.

Ossen Materials

Ossen Materials was formed in China on October 27, 2004 as a Sino-foreign joint venture limited liability company under the name Ossen (Maanshan) Steel Wire and Cable Co., Ltd. On May 8, 2008, Ossen Materials was restructured from a Sino-foreign joint venture limited liability company to a corporation. The name of the entity was changed at that time to Ossen Innovation Materials Co., Ltd.

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

As of December 31, 2015, our production facility in Maanshan City had a total gross floor area of approximately 47,356 square meters and we employed 45 production personnel at that facility. Our Maanshan facility contained seven production lines with an annual production of approximately 93,600 tons in 2015. As of December 31, 2015, our production facility in Jiujiang City had a total gross floor area of approximately 58,780 square meters and we employed 63 production personnel at that facility. Our Jiujiang facility contained eleven production lines with an annual production of approximately 94,300 tons in 2015. Historically, we have not experienced any form of disruption in our production facilities. The total tonnage we manufactured was more than 140,000 tons because a portion of our sold products were intermediate products.

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

Important Factors Affecting our Results of Operations and Existing Trends

Migration of Our Business to the Domestic PRC Market

Our results of operations depend in part on the proportion of international sales to domestic sales that we attain during a particular financial reporting period. Sales to international customers have historically generated profit margins that are approximately 2% to 5% higher on average than sales to domestic customers. In addition, we have historically collected a significant percentage of revenues generated by international sales by letter of credit, which enables us to convert accounts receivable into cash more quickly. In 2013 and 2014, the Chinese government followed a prudent monetary policy, and in 2015, the Chinese government was still conservative in lending to certain industries, including steel industry and our domestic customers. As a result, our domestic customers paid approximately 150 days after the materials were delivered in last three years, on average. The payment terms, however, could be extended longer if the Chinese government further tightens credit policy for steel industry.

Our current business model is to continue focusing on the domestic PRC market, while selectively pursuing international opportunities when appropriate. Under existing PRC governmental policies, especially the newly announced “One Belt, One Road” initiatives, significant investments are expected to be made during the next decade to construct many new bridges and new railroads.

We generated approximately 6.6%, 6.7% and 5.8%, respectively, of our revenue during the years ended December 31, 2015, 2014 and 2013 from sales to customers in international markets including primarily Vietnam, South Korea, Japan, New Zealand, Australia, Bangladesh, and Costa Rica, primarily for use in the construction of bridges. In October 2013, we were awarded a Japanese Industrial Standards (JIS) certificate. This certification allows us to sell our SWPR7BL prestressed concrete strands in Japan. We then successfully completed a renovation project for our dedicated epoxy pre-stressed strand. This renovation allowed us to secure more high-value, high margin orders, particularly from the Japanese marketplace. In 2015, our major Japanese customer won the bid for the construction of Tokyo New National Stadium for 2020 Tokyo Olympic Game and we are one of two suppliers to provide plain surface prestressed steel products to this Japanese customer. As a result of this, we anticipate that our export of plain surface prestressed steel products to the Japanese market will increase in 2016 compared to 2015. Due to the anti-dumping measures imposed by the United States and European Union and increased demand for our products in these other markets, we do not intend to reestablish a presence in the United States or the European Union at the levels we experienced in 2008 in the near future. However, if opportunities arise in the U.S. or EU markets or in other international markets for us to win bids on projects or to reengage with former customers or establish relationships with new customers, we would pursue such opportunities.

Product Mix and Industry Trends

Our results of operations also depend in part on the product mix that we attain during a particular financial reporting period. We produce and sell products according to customer orders. The sales prices of our rare earth coated products are generally higher than the prices of our plain surface, stabilized and zinc coated products. Gross margins for our rare earth coated products were historically higher than our other products because rare earth coating technology enables us to produce base on lower grade raw materials, which increases gross margin. Since the introduction in 2009 of our rare earth coated materials, which undergo a coating process that reduces the loss in strength and performance that prestressed materials otherwise undergo during our manufacturing processes, we have lowered the standards for strength and performance requirements for the raw materials used in our rare earth coated products.

However, the margins for our plain surface products surpassed the margins for our coated products in 2014 and 2015. In 2013, 2014 and 2015, the average gross margin of plain surface products was approximately 7.9%, 11.9% and 17.5% and the average gross margin of our coated products, including rare earth coated and zinc coated products, was approximately 10.4%, 10.6% and 12.7%, respectively. The increase in average gross margin of plain surface PC strands was mainly due to the decrease of purchase price of raw materials of plain surface PC strands and the increase of overseas sales of plain surface PC strands, which normally have higher gross profit margin than domestic sales, in 2014 and 2015. The average gross margin of coated products, including zinc coated products and rare earth coated products, was lower than plain surface products mainly because the average price of the raw materials purchased for our coated products did not decline as steeply as the average price of the raw materials purchased for our plain surface products in 2014 and 2015.

As an overall percentage of sales, sales of our coated products decreased from 87.1% in 2014 to 81.0% in 2015. 90.7% and 89.0%, respectively, of our coated product sales in the years ended December 31, 2014 and December 31, 2015 were sales of rare earth coated products and the remaining 9.3% and 11.0%, respectively, were zinc coated products.

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

When steel prices decline, customer demands for lower prices and our competitors' responses to those demands could result in lower sale prices and, consequently, lower margins. Significant or rapid declines in steel prices or reductions in sales volumes could result in us incurring inventory or goodwill impairment charges. Changing steel prices therefore could significantly impact our net sales, gross margins, operating income and net income. In 2010 and 2011, the impact of steel price fluctuation on our results of operations was immaterial. In 2012, our average raw material price decreased because China’s steel price decreased as a result of the soft demand in domestic market and high inventory of the industry and we manufactured and sold products which required lower grade and lower price raw materials compared to 2011. In the past three years, steel supply continued to outpace demand as China’s economic growth slowed and growth in steel demand in China remained weak. The price of all of our principal raw materials decreased in 2014 and 2015 due to the market condition of steel industry in China. However, since raw materials purchased for our rare earth and zinc coated products are produced by only a select few steel manufacturers, the average price of these raw materials was not as volatile as other steel products, and the decline is not as much as those that are mass produced such as raw materials for plain surface products.

We currently purchase almost all of our new materials from a very small number of suppliers. Purchases from our five largest suppliers amounted to 99.1%, 95.1% and 91.6% of our total raw material purchases in 2015, 2014 and 2013, respectively. To date, we have been able to obtain favorable pricing and delivery terms from these suppliers. However, if we were to increase the scale of our production, we may need to further diversify our supplier network and, as a result, may not be able to obtain favorable pricing and delivery terms from new suppliers.

Slow Growth of the Chinese Economy

We operate our manufacturing facilities in China and derive the majority of our revenues from sales to customers in China. As such, economic conditions in China affect virtually all aspects of our operations, including the demand for our products, the availability and prices of our raw materials and our other expenses. In 2013 and 2014, the Chinese government continued its prudent monetary policy and China’s economy growth was at a single-digit level. Domestic demand for, and consumption of, prestressed steel products has decreased as a result of slowdown of Chinese economy growth. In 2015, China’s economy growth continued to weaken and China’s steel industry continued to experience a difficult environment. In addition, China’s stock markets suffered from massive volatility and the stock market lost more than 30% over three weeks in 2015. As a result, the average price of steel products, including our principal raw materials, continued to decline in the period and reached a new low in 20 years. While almost the average price of every steel product decreased in 2015, the demand of our products recovered slightly and as a result we sold more products in 2015 compared to 2014. China has lowered steel production by about 90 million tons in recent years and will push to cut a further 100 million to 150 million tons over the next 5 years, while strictly controlling steel capacity increases, according to the Chinese government announcement in January 2016.We anticipate that the demand for our materials in China will recover gradually as the Chinese government cut the steel production capacity and carries out its plans to further develop the transportation infrastructure in the PRC. However, any adverse changes in economic conditions or regulatory environment in China may have a material adverse effect on our future performances.

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

Ossen Materials was subject to a 15% tax rate through 2012 as the result of its being designated a high-tech enterprise. In 2012, Ossen Materials renewed its status of high-tech enterprise, and would be subject to a 15% tax rate through 2015. In 2015, Ossen Materials renewed its status of high-tech enterprise again, and will be subject to a 15% tax rate through 2018. Ossen Jiujiang was subject to a 15% tax rate through 2011 as the result of its being designated a high-tech enterprise. Since January 1, 2012, Ossen Jiujiang has enjoyed a tax rate of 15% as it is considered as a high-tech enterprise. In 2015, Ossen Jiujiang successfully renewed its status of high-tech enterprise, and will be subject to a 15% tax rate through 2018. In the event that our income tax obligations increase over time, our net income will be affected.

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

Selling expenses. Selling expenses consist of sales commissions, payroll, traveling expenses, transportation expenses and advertising expenses. For example, we typically pay our international distribution customers a commission ranging from 0.5% to 5% of invoiced amounts (including VAT) actually paid to us.

General and administrative expenses. General and administrative expenses consist primarily of research and development expense, management and office salaries and employee benefits, deprecation for office facility and office equipment, travel and entertainment, legal and accounting, consulting fees and other office expenses.

Financial expenses. Financial expenses consist of interest expense on bank loans, interest income.

Other Income. Our other income consisted of government grants and revenue from sales of scrap materials.

Income Taxes. Ossen Materials and Ossen Jiujiang have been recognized by their respective local government agencies as high-tech enterprises. As a result, both subsidiaries were subject to an income tax rate of 15% under relevant PRC income tax laws in 2013, 2014 and 2015.

Results of Operations

The following table sets forth the key components of our results of operations for the periods indicated, in dollars and as a percentage of revenue.

			For the Year Ended December 31,
	2015	% of Revenue	2014	% of Revenue	2013	% of Revenue
Revenues	117,908,416	100.0%	123,571,455	100.0%	113,891,989	100.0%
Cost of Goods Sold	102,197,994	86.7%	110,250,876	89.2%	102,353,957	89.9%
Gross profit	15,710,422	13.3%	13,320,579	10.8%	11,538,032	10.1%
Selling expenses	986,378	0.8%	772,383	0.6%	625,500	0.5%
General and administrative expenses	4,478,413	3.8%	6,340,584	5.1%	3,485,118	3.1%
Total operating expenses	5,464,791	4.6%	7,112,967	5.8%	4,110,618	3.6%
Income from operation	10,245,631	8.7%	6,207,612	5.0%	7,427,414	6.5%
Financial expenses, net	(2,823,952)	-2.4%	(2,401,268)	-1.9%	(2,696,966)	-2.4%
Other income, net	371,894	0.3%	907,941	0.7%	558,426	0.5%
Income before income taxes	7,793,573	6.6%	4,714,285	3.8%	5,288,874	4.6%
Income Taxes	(1,180,167)	-1.0%	(578,727)	-0.5%	(1,219,030)	-1.1%
Net Income	6,613,406	5.6%	4,135,558	3.3%	4,069,844	3.6%

Less: net income attributable to non-controlling interest	716,602	0.6%	276,682	0.2%	426,440	0.4%
Net income attributable to controlling interest	5,896,804	5.0%	3,858,876	3.1%	3,643,404	3.2%
Other comprehensive income- Foreign currency translation gain (loss)	(5,829,470)	-4.9%	779,135	0.6%	1,647,348	1.4%
Total other comprehensive income (loss)	(5,829,470)	-4.9%	779,135	0.6%	1,647,348	1.4%
Comprehensive Income	67,334	0.1%	4,638,011	3.8%	5,290,752	4.6%

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Revenues. During the year ended December 31, 2015, we had revenues of approximately $117.9 million as compared to revenues of approximately $123.6 million during year ended December 31, 2014, a decrease of approximately $5.7 million, or 4.6%. The decrease in our revenues during the year ended December 31, 2015 was mainly attributable to a decrease in sales of rare earth coated PC wires and PC strands, partially offset by an increase in sales of plain surface products and spare raw materials and service revenue.

The following table provides a breakdown of our revenues during the years ended December 31, 2015 and 2014, respectively:

	Year ended December 31,
	2015		2014
	Revenue ($)	% of Total Revenue	Revenue ($)	% of Total Revenue	Difference
Products:
Plain surface PC strands	16,394,864	13.9%	12,198,665	9.9%	34.4%
Zinc coated PC wires and PC strands	10,459,026	8.9%	10,030,458	8.1%	4.3%
Rare earth coated PC wires and PC strands	85,007,683	72.1%	97,566,192	79.0%	-12.9%
Others	6,046,843	5.1%	3,776,140	3.1%	60.1%
Total	117,908,416	100%	123,571,455	100%	-4.6%

In 2015, the demand for our products, including both plain surface products and coated products, recovered slightly compared to 2014, as we sold more products in 2015. However, revenues of our rare earth coated products decreased due to lower prices compared to 2014. The domestic PRC steel industry was still difficult due to the downturn and overcapacity of the whole industry, with resulting in lower prices on most steel products compared to 2014, affecting all of our products, and in particular our higher strength rare earth coated products. As a result, the sales of rare earth coated PC wires and PC strands decreased by $12.6 million, or 12.9%, to $85.0 million for the year of 2015.

The sales of zinc coated PC wires and PC strands were $10.5 million during the year ended December 31, 2015, an increase of 4.3%, compared to the year ended December 31, 2014. The slight increase of sales generated by zinc coated products in 2015 was primarily due to the increase in demand, partially offset by the price decline in 2015.

The sales of plain surface PC strands and PC wires were $16.4 million during the year ended December 31, 2015, an increase of $4.2 million, or 34.4%, compared to the year ended December 31, 2014. This increase of sales generated by plain surface PC strands and PC wires was primarily due to the recovery of the demand, partially offset by the price decline in 2015.

Other sales were $6.0 million during the year ended December 31, 2015, an increase of $2.3 million, or 60.1%, compared to the year ended December 31, 2014. This increase was primarily due to the 49.9% increase of service revenue and the 82.7% increase in revenue generated by selling spare raw materials in 2015 compared to 2014.

Gross Profit and Gross Margin. Our gross profit increased 17.9% to approximately $15.7 million during the year ended December 31, 2015, from approximately $13.3 million for the same period in 2014. For the years ended December 31, 2015 and 2014, our gross margin was 13.3% and 10.8%, respectively. The increase of gross margin was primarily due to the decrease of average price of raw materials. The gross margin of plain surface products increased approximately 6.0% due to average price of its raw material decreased significantly. The gross margin of rare earth coated products increased only slightly mainly because average price of its raw material, high carbon steel wire, declined less as compared to the decline in prices of our other raw materials.

Selling Expenses. Selling expenses was $1.0 million for the year ended December 31, 2015, as compared to $0.8 million for the year ended December 31, 2014, an increase of 27.7%. This increase was attributable primarily due to higher transportation cost associated with new overseas' customers and higher commission fees.

General and Administrative Expenses. General and administrative expenses totaled $4.5 million for the year ended December 31, 2015, as compared to $6.3 million for the year ended December 31, 2014, a decrease of 29.4%. The decrease in 2015 was primarily due to the collection of account receivables which reduced bad debt provision and the decrease of research and development expenses.

Operating Income. As a result of the foregoing, operating income for the year ended December 31, 2015 was approximately $10.2 million, an increase of 65.0% as compared to approximately $6.2 million for the same period in 2014. This increase was primarily due to the increase in gross profit and the decrease in general and administrative expenses. As a percentage of net sales, operating income increased from 5.0% to 8.7% during the year ended December 31, 2015.

Income Taxes. We incurred income tax expenses of $1.2 million and $0.6 million in the fiscal years ended December 31, 2015 and 2014, respectively. Ossen Materials and Ossen Jiujiang were subject to a 15% tax rate as the result of being designated as high-tech enterprises through 2018.

Net Income. As a result of the foregoing, our net income was approximately $6.6 million for the year ended December 31, 2015, as compared to approximately $4.1 million for the year ended December 31, 2014, an increase of 59.9%.

Net Income Attributable to Non-controlling Interest. We own 81% of Ossen Materials and 96.1% of Ossen Jiujiang in the aggregate. Net income attributable to non-controlling interest represents the net income attributable to the holders of the remaining shares.

Foreign Currency Income (Loss). For the year ended December 31, 2015, foreign currency exchange loss was $5.8 million, compared to foreign currency exchange gain of $0.8 million, for the year ended December 31, 2014.

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

Critical Accounting Policies and Estimates

Our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Our financial statements reflect the selection and application of accounting policies, which require management to make significant estimates and judgments. See Note 2 to our consolidated financial statements for “Summary of Significant Accounting Policies.” We believe that the following paragraphs reflect the most critical accounting policies that currently affect our financial condition and results of operations.

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

Contracts with distributors do not offer any chargeback or price protection. The Company experienced no product returns and recorded no reserve for sales returns for the years ended December 31, 2015, 2014 and 2013.

Research and Development

Research and development costs are expensed as incurred and totaled approximately $3,404,333, $3,914,918 and $1,260,440 for the years ended December 31, 2015, 2014 and 2013, respectively. Research and development costs are included in general and administrative expenses in the accompanying statements of operations. Research and development costs are incurred on a project specific basis.

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

The Company also follows FASB ASC 740, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2015, the Company did not have a liability for unrecognized tax benefits.

The Company has not provided for income taxes on accumulated earnings amounting $50,258,265 that are subject to the PRC dividend withholding tax as of December 31, 2015, since these earnings are intended to be permanently reinvested.

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

Bond payable whose value is derived from a similar bond that is publicly traded whose price is evaluated where the inputs to the valuation are primarily based upon readily observable pricing information. Bond payable is classified within Level 2 of the fair value hierarchy. The balance of bond payable, which was measured and disclosed at fair value, was $15,273,177 and $15,972,837 at December 31, 2015 and 2014, respectively.

Accounts Receivable

Accounts receivable are carried at net realizable value. The Company reviews its accounts receivables on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s historical payment history, its current credit-worthiness and current economic trends. Accounts are written off after exhaustive efforts at collection. If accounts receivable are to be provided for, or written off, they would be recognized in the consolidated statement of operations within operating expenses. Balance of allowance of doubtful accounts was $738,101 and $1,874,330 at December 31, 2015 and 2014, respectively.

Inventories

Inventories are stated at the lower of cost or net realizable value, which is based on estimated selling prices less any further costs expected to be incurred for completion and disposal. Cost of raw materials is calculated using the weighted average method and is based on purchase cost. Work-in-progress and finished goods costs are determined using the weighted average method and comprise direct materials, direct labor and an appropriate proportion of overhead. The Company considers a provision for excess, obsolete, or slow-moving inventory based on changes in customer demand, technology developments or other economic factors. At December 31, 2015 and 2014, the Company has no reserve for inventories.

Advance to Suppliers

Advance to Suppliers represents interest-free cash paid in advance to suppliers for purchases of raw materials. The balance of advance to suppliers was $55,730,089 and $56,327,390 at December 31, 2015 and 2014, respectively. Among the balance of $55,730,089, the aging of $36,278,463 was within 60 days, $13,054,423 was between 60-90 days and $6,397,203 was over 90 days. No allowance was provided for the prepayments balance at December 31, 2015.

In 2015, the PRC steel industry was still in a process of reducing inventory. We were able to receive raw materials delivered by our suppliers in 2015 at a discounted price, locked in by prepayments. We expect to continue gradually reducing our balance of advance to suppliers once market conditions improve.

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

No impairment loss is subsequently reversed even if facts and circumstances indicate recovery. There was no impairment loss recognized for the years ended December 31, 2015, 2014 and 2013.

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

Recently Issued Accounting Pronouncements

In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which defers the effective date of ASU 2014-09 for all entities by one year. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. Currently, the Company is evaluating the impact of our pending adoption of ASU 2014-09 and ASU 2015-14 on its consolidated financial statements and has not yet determined the method by which it will adopt the standard in year 2018.

In July 2015, the FASB issued ASU No. 2015-11, “Inventory (Topic 330): Simplifying the Measurement of Inventory” (“ASU 2015-11”). The amendments in this update require an entity to measure inventory within the scope of ASU 2015-11 (the amendments in ASU 2015-11 do not apply to inventory that is measured using last-in, first-out or the retail inventory method. The amendments apply to all other inventory, which includes inventory that is measured using first-in, first-out or average cost) at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Subsequent measurement is uncharged for inventory measured using last-in, first-out or the retail inventory method. The amendments in ASU 2015-11 more closely align the measurement of inventory in U.S. GAAP with the measurement of inventory in International Financial Reporting Standards (“IFRS”). ASU 2015-11 is effective for public business entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The amendments in ASU 2015-11 should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The adoption of this guidance is not expected to have a material impact on our consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes (Topic 740):changes to the balance sheet classification of deferred taxes. These changes simplify the presentation of deferred income taxes by requiring all deferred income tax assets and liabilities to be classified as noncurrent in a classified balance sheet. The amendments in ASU 2015-17 are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The adoption of this guidance is not expected to have a material impact on our consolidated financial statements.

5B. Liquidity and Capital Resources

The major sources of our liquidity for 2013, 2014 and 2015 were income from operations and bank borrowings, including loans from banks and bank acceptance notes. In 2014, in addition to bank borrowings, our subsidiary in Maanshan, Ossen Materials, completed a private placement of approximately $16.2 million in aggregate principal amount of notes to certain accredited investors in China. The notes bear a fixed interest rate of 10.75% per annum, payable annually in arrears, and mature on September 2, 2016. After deducting placement agent fees and other offering expenses, Ossen Materials received net proceeds of approximately $15.4 million. We expect to finance our operations and working capital needs in the near future from cash generated from operations and short-term borrowings.

Our cash and cash equivalents, which are denominated in RMB, were approximately $0.8 million at December 31, 2015, as compared to $0.7 million at December 31, 2014 and $1.1 million at December 31, 2013. Our restricted cash was approximately $8.8 million at December 31, 2015, as compared to $17.6 million at December 31, 2014 and $31.8 million at December 31, 2013. For the years ended December 31, 2013, 2014 and 2015, we used a significant portion of our cash reserve to purchase raw materials to satisfy our production needs and to maintain satisfactory levels of inventory. In addition, since 2013, we have been required to provide cash deposits, instead of bank guarantee letters, when we bid for projects, which results in further pressure on our working capital. Yet, during this time period, local banks have generally maintained tighter lending policies than in the past, thereby limiting our ability to borrow funds in order to win bids that we believe we otherwise could have won. Although our production facilities are running at full capacity, the bids we are losing due to lack of up-front cash deposit may be more profitable than the ones we are winning, which could negatively impact our overall revenue and profitability. In 2013, 2014 and 2015, we were able to generate net profits and positive cash flow from operating activities. We believe that our cash reserves, together with expected cash flow from operations and short-term loans, are sufficient to allow us to continue to operate for the next 12 months In addition, we intend to consummate another bond offering to repay these notes but there is no guarantee that we will be successful in such offering. For details of our bank loans and notes payables please see “Bank Loans and Bank Acceptance Notes” below.

We had $8.4 million of accounts receivable aged over 180 days as of December 31, 2015. As of February 29, 2016, we have collected approximately $0.7 million of such receivables. The remaining approximately $7.7 million of uncollected accounts receivable are mainly from construction companies that have long-term business relationship with us. Due to the longer cycle of some of their construction projects, we have offered them a longer payment term to accommodate their situation. Based on our historical experience, most of these projects are government sponsored programs and we are confident that we will be able to collect the balance when the projects are completed.

We received net proceeds of $20.3 million from our initial public offering in December 2010. Our intention was to use the proceeds to increase our production capacity for rare earth coated products. However, our capacity expansion plan was delayed due to among other reasons, the inability of our European supplier to fulfill the contract in 2011 and 2012, and the new technology development in our industry. Furthermore, due to tight lending conditions in the PRC since 2011, we used the proceeds to help financing our working capital.

Accounts Receivable

In 2014 and 2015, the accounts receivable collection period of our domestic customers generally was approximately 150 days after receiving the materials at their construction site. As of December 31, 2014, our accounts receivable increased to $53.8 million from $48.2 million at December 31, 2013. The increase was primarily due to the prudent monetary policy maintained by the Chinese government in 2014, which impacted the timing of our customers’ payments to us. Our accounts receivable decreased to $43.2 million at December 31, 2015 from $53.8 million at December 31, 2014 as a result of the collection of long aging accounts receivable during 2015.

The average Days Sales Outstanding (“DSO”) of 2014 and 2015 were 151 days and 150 days, respectively. The DSO as of December 31, 2014 and 2015 were 159 days and 133 days, respectively. The decrease in DSO as of December 31, 2015 was primarily due to the collection of long aging accounts receivable during 2015.

The following table describes the aging of our accounts receivable during 2014 and 2015:

As of Date	Account Receivables Balance (in US Dollars)	<60 days	60-90 days	90-180 days	>180 days

December 31, 2015	43,247,974	25,039,184	3,166,578	6,622,723	8,419,489
December 31, 2014	53,764,414	16,547,314	12,798,090	11,177,912	13,241,098

As of February 29, 2016, we have collected approximately $10.3 million or 23.8% of the $43.2 million of accounts receivable outstanding as of December 31, 2015 in cash. See Note 2 to our audited financial statements for a schedule of our valuation account.

Major Customers

During the years ended December 31, 2015, 2014 and 2013, our six largest customers contributed 79.5%, 74.9% and 61.3% of our total sales, respectively. See “Business—Our Customers” above. As a result of our reliance on a limited number of customers, we may face pricing and other competitive pressures, which may have a material adverse effect on our profits and our revenues. The volume of products sold for specific customers varies from year to year, especially since we are not the exclusive supplier for any customers. In addition, there are a number of factors, other than our performance, that could cause an unpredictable loss of a customer or substantial reduction in the business. For example, our customers may decide to reduce spending on our products due to insufficient funding or delay of the project, or a customer may no longer need our products following the completion of a project. The loss of any one of our major customers, a decrease in the volume of sales to these customers or a decrease in the price at which we sell our products to them could materially adversely affect our profits and our revenues.

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

Bank Loans and Bank Acceptance Notes

At December 31, 2015, we had approximately $17.7 million of short-term bank loans and $12.5 million of bank acceptance notes outstanding, as compared to approximately $18.7 million of short-term bank loans and $26.5 million of bank acceptance notes outstanding at December 31, 2014 and $27.3 million and $51.0 million at December 31, 2013, respectively. The decreased balance in 2015 was primarily due to the fact that the Chinese government was still conservative in lending to certain industries including steel industry and our domestic customers.

Our notes payable of $12.5 million at December 31, 2015 represented the amount of bank acceptance notes our suppliers received from us for our purchases of raw materials. These notes were issued by financial institutions, typically by banks, that entitle our suppliers to receive the full face amount from the bank or financial institution at maturity. Our notes payable are interest-free and range from six months to one year from the date of issuance. These notes are subject to bank charges of 0.05% of the principal amount as commission on each issuance and in total are secured by $8.8 million restricted cash as of December 31, 2015. Bank acceptance notes are commonly used in domestic China due to their enhanced credibility and the liquidity it provides to the bearer. The bearer always has the option to cash the bank acceptance notes before maturity at its issuing bank and receive a discounted amount in cash. We expect that bank acceptance notes will continue to account for a material portion of our total receivables and payables in the near future.

Short-term bank loans were obtained from local banks in China. All short-term bank loans are repayable within one year and are secured by a portion of our property, plant and equipment and land use rights, or guaranteed by related parties. None of our short-term bank loans have financial covenants. However, each loan contains a covenant that restricting our use of the funds to either purchases of raw materials or working capital.

The weighted average annual interest rate of our short-term bank loans was 6.18%, 7.14% and 7.00% as of December 31, 2015, 2014 and 2013, respectively. Interest expense was $1.0 million, $1.9 million and $2.7 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Due to the Chinese government’s policy to reduce the country’s steel capacity, Chinese banks further tightened lending to steel companies. We were also affected by this policy and we had to repay a portion of our short term bank loans in 2015 without being able to roll-over such loans into new short-term loans. However, we did not experience difficulties in the rollover of the remaining short-term bank loans that we use to fund our daily operations in 2015. In 2014, our subsidiary, Ossen Innovation Materials Co., Ltd., raised RMB 100 million (approximately $16.2 million) in Chinese debt market which will mature in September 2016. We intend to consummate another bond offering to repay this one but there is no guarantee that we will be successful in such offering. We anticipate rollovers of most current facilities that are set to mature in 2016 and anticipate a slight reduction in the availability of short-term bank loans but we do not anticipate any difficulties to fund our operations. Three of our affiliates, namely Ossen Material Research (formerly Shanghai ZFX), Shanghai Ossen, and Ossen Shanghai, have provided guarantees for certain of our short-term bank loans for no consideration. There can be no assurance that Shanghai Zhaoyang, Ossen Material Research, Ossen Shanghai, and Shanghai Ossen will be willing or able to continue to provide similar guarantees on this basis with respect to future borrowings.

Working Capital

Our working capital was approximately $94.7 million at December 31, 2015, as compared to $108.0 million at December 31, 2014 and $85.7 million at December 31, 2013.

The working capital decrease of $13.3 million in 2015 as compared with 2014 was due primarily to the increase in the current portion of bond payable.

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

Cash Flows

Our cash flow from operations in 2015 was positive primarily due to a decrease in accounts receivable.

Years Ended December 31, 2015 and 2014

The following table sets forth a summary of our net cash flow information for the periods indicated:

	Year Ended December 31,
	2015	2014

Net cash provided by operating activities	$12,441,861	$1,804,435

Net cash used in investing activities	(29,687)	(80,985)

Net cash used in financing activities	(4,431,100)	(3,500,632)

Operating Activities

Net cash provided by operating activities was approximately $12.4 million in 2015, as compared to $1.8 million of net cash provided by operating activities in 2014. This increase in cash provided by operating activities was the result of a $2.5 million increase in net income due to improved gross margin and reduced SG&A expenses, a $10.5 million decrease in accounts receivable due to increased efforts to collect long aging accounts receivable, a $1.9 million decrease in notes receivable because our customers used more cash for payment, partially offset by a $7.1 million increase in inventories due to raw materials purchased for preparation of new projects.

Investing Activities

Net cash used in investing activities was $29,687 in 2015, as compared to $80,985 of net cash provided by investing activities in 2014 as the result of less spending in maintenance and repair of production lines in 2015.

Financing Activities

Net cash used in financing activities in 2015 was approximately $4.4 million, as compared to approximately $3.5 million of net cash used in financing activities in 2014. The increase in cash used in financing activities was the result of a decrease of proceeds from short-term bank loans and a decrease of proceeds from notes payable, partially offset by a decrease in restricted cash and a decrease in repayments of short-term bank loans.

Years Ended December 31, 2014 and 2013

The following table sets forth a summary of our net cash flow information for the periods indicated:

	Year Ended December 31,
	2014	2013

Net cash provided by operating activities	$1,804,435	$10,011,383

Net cash provided by (used in) investing activities	(80,985)	8,055,576

Net cash used in financing activities	(3,500,632)	(22,060,165)

Operating Activities

Net cash provided by operating activities was approximately $1.8 million in 2014, as compared to $10.0 million of net cash provided by operating activities in 2013. This decrease in cash provided by operating activities was the result of a $5.6 million increase in accounts receivable as in line with the increase in revenues, a $5.7 million increase in advance to suppliers to secure the supply of raw materials for production, a $7.5 million increase in notes receivable due to our customers prefer to use bank acceptance notes for payment, a $2.3 million decrease in customer deposits due to less customers advanced payment, partially offset by a $12.9 million decrease in notes receivable from related party which was all collected at the end of 2014.

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

5.E. Off-Balance Sheet Arrangements

As of December 31, 2015 we guaranteed $16.9 million, $32.3 million and $7.7 million short-term debt for Shanghai Pujiang, Ossen Material Research and Ossen Shanghai respectively. We also guaranteed $34.1 million, $12.3 million and $1.5 million of notes payable for the three companies respectively. We do not have any other off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our investors.

5.F. Tabular Disclosure of Contractual Obligations

Our contractual obligations consist of short-term and long-term debt obligations. The following table sets forth a breakdown of our contractual obligations as of December 31, 2015:

	Payments due by period
		Less than			More than
CONTRACTUAL OBLIGATIONS	Total	1 year	1-3 years	3-5 years	5 years

Short-term debt obligations (1)	45,465,576	45,465,576	-	-	-
Interest Commitments – Short term bank loans	792,740	792,740	-	-	-
Interest Commitments – Bond payable	1,383,043	1,383,043	-	-	-
Total	47,641,359	47,641,359	-	-	-

(1) Attributable to short-term bank loans, bank acceptance notes and principal payment of a bond issued by our subsidiary in 2014, which is due in September 2016.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors, Executive Officers and Key Employees

The following table sets forth the name, age, positions and a brief description of the business experience of each of our directors, executive officers and key employees as of the date hereof.

Name	Position(s)	Age

Liang Tang	Chairman of the Board	49

Wei Hua	Chief Executive Officer and Director	54

Feng Peng	Chief Financial Officer	43

Junhong Li	Director	50

Xiaobing Liu	Director	57

Yingli Pan	Director	62

Zhongcai Wu	Director	67

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

Mr. Feng Peng was appointed as our Chief Financial Officer in March 2013. On March 23, 2016, Mr. Peng was nominated as the director of the Board by the Board of USANA Health Sciences, Inc. (NYSE: USNA) for election at the Annual Shareholder Meeting, which will be hold on May 2, 2016. Mr. Peng served as Senior Vice President at MZ Group from August 2007 until September 2013. He has 6 years experience with U.S. listed Chinese companies. He has conducted extensive financial and industry due diligence, performed analysis on companies’ financial statements, and provided management teams of client companies with extensive coaching, including detailed intelligence on investor expectations, perceptions and concerns, industry analysis, compliance, and reporting and disclosure requirements. Prior to working at MZ Group, he served in various capacities at Thomson Financial and Citigroup. Mr. Peng has been trained in both Finance and Accounting. Mr. Peng graduated from New Jersey Institute of Technology in Computer Science, earning a Master of Science degree. Mr. Peng earned a bachelor’s degree in Automation Control from Shanghai Jiao Tong University in Shanghai, China in 1995. Mr. Peng is certified Senior International Finance Manager (SIFM) in China. Mr. Peng is fluent in English and Mandarin.

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

6.B. Compensation

For the year ended December 31, 2015, the aggregate cash compensation that we paid to our executive officers and directors was approximately $86,300. For the year ended December 31, 2014, the aggregate cash compensation that we paid to our executive officers and directors was approximately $86,300. There are no service contracts between us and any of our directors, except for those directors who are also our executive officers. Pursuant to PRC law, 25% of our executive officers’ salaries have been set aside for pension and retirement.

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

We have entered into an employment agreement with Mr. Feng Peng. Mr. Peng is employed as Chief Financial Officer of our Company. The term of his agreement is from March 1, 2013 until March 1, 2014 and the agreement may be automatically renewed for one year terms thereafter. As of the date hereof, the term of the agreement has been automatically extended to March 2017. We compensate Mr. Peng at an annual rate of approximately $69,000. We may terminate the agreement for cause as specified in the agreement.

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

Audit Committee

Our audit committee consists of Junhong Li, Yingli Pan and Xiaobing Liu, each of whom satisfies the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and Rule 5605 of the NASDAQ rules. The audit committee oversees our accounting and financial reporting processes and audits of the financial statements of our company. The audit committee is responsible for, among other things:

·	selecting our independent auditors and pre-approving all audit and non-audit services permitted to be performed by our independent auditors;

·	reviewing with our independent auditors any audit problems or difficulties and management’s response;

·	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K;

·	discussing our annual audited financial statements with management and our independent auditors;

·	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies; and

·	meeting separately and periodically with management and our independent auditors.

Compensation Committee

Our compensation committee consists of Xiaobing Liu, Yingli Pan and Junhong Li, each of whom satisfies the independence requirements of Rule 5605 of the NASDAQ rules. The compensation committee assists the Board in reviewing and approving the compensation structure, including all forms of compensation relating to our directors and executive officers. Our Chief Executive Officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

·	reviewing and approving the total compensation package for our senior executives; and

·	reviewing periodically, and approving, any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Yingli Pan, Zhongcai Wu and Xiaobing Liu, each of whom satisfies the independence requirements of Rule 5605 of the NASDAQ rules. The corporate governance and nominating committee assists the board in selecting individuals qualified to become members of our board and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

·	identifying and recommending to the board qualified candidates to be nominated for the election or re-election to the board of directors and committees of the board of directors, or for appointment to fill any vacancy;

·	reviewing annually with the board of directors the current composition of the board of directors with regards to characteristics such as independence, age, skills, experience and availability of service to us; and

·	advising the board of directors periodically with regard to significant developments in the law and practice of corporate governance as well as our compliance with these laws and practices, and making recommendations to the board of directors on all matters of corporate governance and on any remedial actions to be taken, if needed.

6.D. Employees

See the section entitled “Employees” in Item 4.B above.

6.E. Share Ownership

As of April 14, 2016, 19,828,790 of our ordinary shares were outstanding. Holders of our ordinary shares are entitled to vote together as a single class on all matters submitted to shareholders for approval. No holder of ordinary shares has different voting rights from any other holders of ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. Approximately 5,988,290 of our ordinary shares represented by American Depositary Receipts are held by an aggregate of 1 record holder in the United States.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The percentages of shares beneficially owned in the table below are based on 19,828,790 ordinary shares outstanding as of April 14, 2016.

The following table sets forth information with respect to the beneficial ownership of our common shares as of April 14, 2016 by:

·	each of our directors and executive officers; and

·	each person known to us to beneficially own more than 5% of our outstanding ordinary shares.

Unless otherwise noted below, the address for each listed shareholder, director or executive officer is 518 Shangcheng Road, Floor 17, Shanghai, 200120, People’s Republic of China.

Name	Number of Shares	Percentage

Directors, Executive Officers and 5% Shareholders (1) :

Liang Tang	11,889,500	60.0%

Wei Hua (2)	600,000	3.0%

Feng Peng	-	-

Junhong Li	-	-

Xiaobing Liu	-	-

Yingli Pan	-	-

Zhongcai Wu	-	-

(1)	Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Percentage of beneficial ownership of each listed person is based on ordinary shares outstanding as of the date of this filing, including ordinary shares convertible from all outstanding preferred shares, and the ordinary shares underlying any options and warrants exercisable by such person within 60 days of the date of this filing. Percentage of beneficial ownership of each listed person is based on ordinary shares outstanding as of April 14, 2016 and the ordinary shares underlying any options and warrants exercisable by such person within 60 days of the date of this filing.

(2)	The spouse of our chief executive officer, Wei Hua, owns 100% of the shares of Fascinating Acme Development Ltd., which owned 3% of the shares of Ossen Innovation Group prior to the business combination, and owns 3% of our shares since the business combination. Mr. Hua may be deemed to beneficially own these shares under SEC rules and regulations.

Stock Option Plan

On July 26, 2010, our board of directors adopted the Ossen Innovation Co., Ltd. 2010 Stock Option Plan, or the 2010 Plan. To date, an option to acquire 150,000 ordinary shares was issued to our former chief financial officer, Yilun Jin, under the 2010 Plan. The 2010 Plan allows us to grant stock options to our officers, directors, and executive, managerial, professional or administrative employees or our subsidiaries or joint ventures, and to our consultants. We refer to these individuals collectively as key persons. Up to ten percent of our outstanding ordinary shares may be issued under the 2010 Plan. The purpose of the 2010 Plan is to provide certain key persons, on whose initiative and efforts the successful conduct of our business depends, with incentives to: (a) enter into and remain in our service, (b) acquire a proprietary interest in our success, (c) maximize their performance and (d) enhance our long-term performance (whether directly or indirectly through enhancing the long-term performance of a subsidiary, joint venture or consultant).

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

The administrator establishes the terms of stock options, subject to certain parameters set forth in the 2010 Plan. The following are the general terms of stock options:

·	The exercise price must be at least equal to the par value of shares.

·	The term of a stock option may not exceed ten years from the date of grant.

·	Unless the administrator determines otherwise, if an option holder terminates employment, his or her unvested options expire immediately and vested options may be exercised during the three-month period following termination, after which they will expire. If the employee terminates employment due to death or disability, the three month period is extended to one year.

·	Stock options generally may not be transferred, except to immediate family members.

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

We acquired 0%, 0% and 1.9% of our raw materials from Ossen Material Research in the years ended December 31, 2015, 2014 and 2013, respectively.

Guarantees

During the years ended December 31, 2015, 2014 and 2013 , Shanghai Ossen, an affiliate of ours, and Ossen Material Research (formerly Shanghai ZFX), an affiliate of ours, and Ossen Shanghai, an affiliate of ours, provided guarantees for certain of our short-term and long-term bank loans. The term of each of the short-term loans is within one year. The term of the long-term loans is within three years. The purpose of these loans is to fund our working capital needs. Local banks have required guaranties pursuant to their standard regulations. Shanghai Ossen Investment Co., Ltd. is a member of the Ossen Group, whose relationship to us is described above under the heading “Business – Overview.”

Shanghai Ossen guaranteed loans in the amount of $0 in 2015, $4.9 million in 2014 and $0 in 2013. Ossen Material Research guaranteed loans in the amount of $11.9 million, $8.1 million and $9.2 million in 2015, 2014 and 2013, respectively. Ossen Material Research guaranteed notes payable in the amount of $0, $14.8 million and $3.2 million in 2015, 2014 and 2013, respectively. Ossen Shanghai guaranteed loans in the amount of $2.5 million in 2015, $1.6 million in 2014 and 1.9 million in 2013. These guarantees in 2015, 2014 and 2013 were provided for no consideration. In addition, in 2015, 2014 and 2013, we guaranteed loans in the amount of $16.9 million, $15.5 million and $11.3 million and notes payable in the amount of $34.1 million, $21.3 million and $17.6 million for Shanghai Pujiang, we guaranteed loans in the amount of $32.3 million, $4.9 million and $4.8 million and notes payable in the amount of $12.3 million, $0 and $0 for Ossen Material Research, and we guaranteed loans in the amount of $7.7 million, $0 and $0 million and notes payable in the amount of $1.5 million, $0 and $0 for Ossen Shanghai.

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

9.A. Offer and Listing Details

Our ADS’s are listed for trading on the NASDAQ Capital Market under the symbol “OSN.” The shares began trading at $4.50 per ADS on December 21, 2010 on the NASDAQ Global Market. The listing of our ADS’s was transferred to the NASDAQ Capital Market on July 30, 2013. The trading price for the ADSs was $0.92 on April 15, 2016.

The table below sets forth for the periods indicated the high and low closing market prices of our ADS’s as reported on NASDAQ:

	High	Low
2013

First Quarter	$0.99	$0.80

Second Quarter	$0.84	$0.57

Third Quarter	$0.80	$0.50

Fourth Quarter	$1.56	$0.60

2014

First Quarter	$1.37	$1.08

Second Quarter	$1.16	$0.77

Third Quarter	$1.38	$0.79

Fourth Quarter	$1.19	$0.71

2015

First Quarter	$0.80	$0.63
Second Quarter	$0.98	$0.63

Third Quarter	$1.14	$0.71

Fourth Quarter	$1.00	$0.79

2016

First Quarter	$1.09	$0.75

The table below sets forth the high and low closing market prices for our shares on NASDAQ during the most recent six-month period:

	High	Low
2015

October	$1.00	$0.85

November	$0.98	$0.86

December	$0.98	$0.76

2016

January	$1.09	$0.75

February	$0.82	$0.76

March	$0.92	$0.75

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

10.D. Exchange Controls

British Virgin Islands

There are currently no exchange control regulations in the British Virgin Islands applicable to us or our shareholders.

The PRC

China regulates foreign currency exchanges primarily through the following rules and regulations:

·	Foreign Currency Administration Rules of 1996, as amended; and

·	Administrative Rules of the Settlement, Sale and Payment of Foreign Exchange of 1996.

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

We do not believe that we were a PFIC for our 2015 taxable year. However, because the determination of our PFIC status is based on such factual matters as the composition of our income and assets the valuation of our assets, and our market capitalization, there is no assurance that the United Stated Internal Revenue Service (“IRS”) will agree with our position for the 2015 taxable year or any prior taxable year. In addition, there can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2015 or in future taxable years.

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

Non-U.S. Holders will generally not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our ADSs or ordinary shares, unless either:

·	the gain is effectively connected income (or, if a treaty applies, the gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States or, in the case of an individual, the income is attributable to a fixed place of business); or

·	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are met.

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

As of December 31, 2015, 2014 and 2013, substantially all of our cash included bank deposits in accounts maintained within the PRC where there is currently no rule or regulation in place for obligatory insurance to cover bank deposits in the event of bank failure. However, we have not experienced any losses in such accounts and we believe we are not exposed to any significant risks on our cash in bank accounts.

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

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

·	a fee of $1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

·	a fee of up to $0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

·	a fee of up to $0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

·	reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

·	stock transfer or other taxes and other governmental charges;

·	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

·	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

·	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

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

Our management has conducted an assessment, including testing of the design and the effectiveness of our internal control over financial reporting as of December 31, 2015. In making its assessment, management used the criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013).

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

Based on this assessment, management concluded that our internal controls over financial reporting were not effective as of December 31, 2015 due to the deficiencies related to management’s application of disclosure requirements for SEC reporting and documentation of our financial statement reporting process.

(c)	Attestation Report of Independent Registered Public Accounting Firm

We are a non-accelerated filer under the rules of the Securities and Exchange Commission. Accordingly, we are not required to include in this annual report an attestation report of our independent registered public accounting firm.

(d)	Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting during our fiscal year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(e)	Remediation Initiatives

In 2016, the Company’s audit committee of its Board of Directors further reviewed internal controls along with management and in cooperation with outside consultants in order to remediate all prior material weaknesses and internal control deficiencies.

Management took the following further specific actions to address the prior deficiencies that were identified in 2015 in order to strengthen our internal control over financial reporting:

l	reviewed documented policies, procedures and controls related to the key processes we use to identify material information, prepare regulatory filings and other public documents, and communicate information to external parties to ensure they are complete and effective;

l	reviewed documented controls and procedures to ensure they are properly implemented and effective to enhance the overall completeness, accuracy, consistency and timeliness of our disclosures;

l	identified and assessed key risks that may impact our ability to disclose material information and prepare regulatory filings that are complete, accurate, consistent and timely;

l	enhanced open and candid communication between all parties involved in operations, governance and financial and regulatory reporting, and a strong control and governance environment;

l	created positions and allocate sufficient resources to achieve an effective disclosure controls and procedures; and

l	established direct reporting procedures from the Chief Accounting Officer to the Chief Financial Officer to ensure a better overview of the Company’s financial reporting system by the CFO.

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

Our board of directors has adopted a code of business conduct and ethics. The purpose of the code is to promote ethical conduct and deter wrongdoing. The policies outlined in the Code are designed to ensure that our directors, executive officers and employees act in accordance with not only the letter but also the spirit of the laws and regulations that apply to our business. We expect our directors, executive officers and employees to exercise good judgment, to uphold these standards in their day-to-day activities, and to comply with all applicable policies and procedures in the course of their relationship with the company. Any amendment to or waivers of the Code for members of our board of directors and our executive officers that are required to be disclosed by the rules of the SEC or NASDAQ will be disclosed on our website at http://www.osseninnovation.com within four business days following the amendment or waiver. During fiscal year 2015, no amendments to or waivers from the Code were made or given for any of our executive officers.

Our code of business conduct and ethics are publicly available on our website at http://www.osseninnovation.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Year Ended December 31, 2014	Year Ended December 31, 2015

Audit fees*	$255,000	$235,000

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

On May 6, 2015, we announced a share repurchase program for up to a total of 500,000 shares of our ADS’s through May 2016 in accordance with applicable requirements of Rule 10b5-1 and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended. As of December 31, 2015, a total of 73,169 shares of our ADS’s have been purchased under the repurchase program.

The following tables set forth some additional information about our repurchases made in the fiscal year ended December 31, 2015. The ordinary shares underlying the repurchased ADSs have been canceled pursuant to BVI law.

Issuer Repurchases in the Year Ended December 31, 2015

				Maximum Number (or
			Total Number of ADSs	Approximate Dollar
			Purchased as Part of	Value) of ADSs that May
	(a) Total Number of	Average Price Paid per	Publicly Announced	Yet be Purchased Under
Period	ADSs Purchased	ADS	Program(1)	the Program
Month #1 (May 2015)	47,623	$0.726	47,623	452,377
Month #2 (June 2015)	13,640	$0.951	61,263	438,737
Month #3 (July 2015)	-	-	61,263	438,737
Month #4 (August 2015)	-	-	61,263	438,737
Month #5 (September 2015)	-	-	61,263	438,737
Month #6 (October 2015)	7,496	$0.946	68,759	431,241
Month #7 (November 2015)	3,580	$0.944	72,339	427,661
Month #8 (December 2015)	830	$0.888	73,169	426,831
Total	73,169	$0.803	73,169	426,831

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Our ADSs are listed on the NASDAQ Capital Market, or NASDAQ. As such, we are subject to corporate governance requirements imposed by NASDAQ. Under NASDAQ rules, listed non-US companies such as ourselves may, in general, follow their home country corporate governance practices in lieu of some of the NASDAQ corporate governance requirements. A NASDAQ -listed non-US company is required to provide a general summary of the significant differences to its US investors either on the company website or in its annual report distributed to its US investors. We are committed to a high standard of corporate governance. As such, we endeavor to comply with the NASDAQ corporate governance practices and there is no significant difference between our corporate governance practices and what the NASDAQ requires of domestic U.S. companies.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-44.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Documents

1.1	Amended and Restated Memorandum of Association (1)

1.2	Amended and Restated Articles of Association (1)

2.1	Form of American Depositary Receipt (included in Exhibit 2.3)

2.2	Form of Amended and Restated Ordinary Share Certificate (1)

2.3	Form of Deposit Agreement (3)

4.1	Share Exchange Agreement between Ultra Glory International Ltd., the shareholder of Ultra Glory International Ltd., Ossen Innovation Materials Group Co., Ltd. and the Shareholders of Ossen Innovation Materials Group Co., Ltd., dated July 7, 2011 (2)

4.2	Employment Contract by and between Ossen Innovation Co., Ltd. and Liang Tang, dated January 1, 2014 (4)

4.3	Employment Agreement, dated March 1, 2013, entered into by the Company and Feng Peng. (5)

8.1	Subsidiaries of the Registrant*

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **

13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **

101	Interactive Data File (XBRL).*

*	Filed as an exhibit hereto.
**	Furnished as an exhibit hereto.

(1)	Incorporated by reference to our Registration Statement on Form F-1/A, filed on September 29, 2011.

(2)	Incorporated by reference to our Shell Company Report on Form 20-F, filed on July 12, 2011.

(3)	Incorporated by reference to Post-Effective Amendment No. 1 to our Registration Statement on Form F-6, filed on January 6, 2016.

(4)	Incorporated by reference to our Annual Report on Form 20-F, filed on April 29, 2014.

(5)	Incorporated by reference to our Annual Report on Form 20-F, filed on April 30, 2013.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OSSEN INNOVATION CO., LTD.

/s/ Wei Hua

Name: Wei Hua
Title: Chief Executive Officer

Date: April 21, 2016

OSSEN INNOVATION CO., LTD.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONTENTS

PAGE	F-1	REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDED DECEMBER 31, 2015 AND 2014

PAGE	F-2-F-3	CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2015 AND 2014

PAGE	F-4	CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

PAGE	F-5	CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

PAGE	F-6-F-7	CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

PAGE	F-8 –F- 40	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PAGE	F-41 –F- 43	SCHEDULE I — CONDENSED PARENT COMPANY FINANCIAL INFORMATION FOR THE YEARS ENDED DECEMBER 31, 2015, 2014, AND 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACOUNTING FIRM

Board of Directors and Shareholders

Ossen Innovation Co., Ltd.

Shanghai, China

We have audited the accompanying consolidated balance sheets of Ossen Innovation Co., Ltd. as of December 31, 2015 and 2014 and the related consolidated statements of operations and other comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2015. In connection with our audits of the financial statements, we have also audited the financial statement schedules listed in the accompanying index. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ossen Innovation Co., Ltd. as of December 31, 2015 and 2014 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

Shanghai, People’s Republic of China

April 20, 2016

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2015 AND 2014

	December 31,
	2015	2014
ASSETS
Current assets
Cash and cash equivalents	$812,277	$684,592
Restricted cash	8,780,443	17,572,732
Note receivable-bank acceptance note	8,010,228	9,925,155
Accounts receivable, net of allowance for doubtful accounts of $738,101 and $1,874,330 at December 31, 2015 and 2014, respectively	43,247,974	53,764,414
Inventories	27,276,221	20,137,901
Advance to suppliers	55,730,089	56,327,390
Other current assets	915,041	946,319
Total current assets	144,772,273	159,358,503
Property, plant and equipment, net	5,557,176	7,174,646
Land use rights, net	3,911,084	4,231,348
TOTAL ASSETS	$154,240,533	$170,764,497

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2015 AND 2014 (Continued)

	December 31,
	2015	2014

Current Liabilities
Notes payable-bank acceptance notes	$12,477,471	$26,521,315
Short-term bank loans	17,714,928	18,711,357
Accounts payables	1,899,400	3,217,076
Customer deposits	309,147	588,005
Taxes payable	414,250	552,459
Other payables and accrued liabilities	1,669,670	1,622,958
Due to related party	65,769	69,469
Due to shareholder	282,499	100,000
Bond payable - current portion	15,273,177	-
Total current liabilities	50,106,311	51,382,639
Bond payable	-	15,972,837
TOTAL LIABILITIES	50,106,311	67,355,476

EQUITY
Shareholders' Equity
Ordinary shares, $0.01 par value: 100,000,000 shares authorized; 20,000,000 shares issued; 19,828,790 and 19,901,959 shares outstanding as of December 31, 2015 and 2014, respectively	200,000	200,000
Additional paid-in capital	33,971,455	33,971,455
Statutory reserve	5,631,373	5,021,752
Retained earnings	50,258,265	44,971,082
Treasury stock, at cost: 171,210 and 98,041 shares as of December 31, 2015 and 2014, respectively	(155,343)	(96,608)
Accumulated other comprehensive income	2,596,227	8,425,697
TOTAL SHAREHOLDERS’ EQUITY	92,501,977	92,493,378
Non-controlling interest	11,632,245	10,915,643
TOTAL EQUITY	104,134,222	103,409,021

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$154,240,533	$170,764,497

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

	Year Ended December 31,
	2015	2014	2013

REVEUNUES	$117,908,416	$123,571,455	$113,891,989
COST OF GOODS SOLD	102,197,994	110,250,876	102,353,957
GROSS PROFIT	15,710,422	13,320,579	11,538,032
Selling expenses	986,378	772,383	625,500
General and administrative expenses	4,478,413	6,340,584	3,485,118
Total Operating Expenses	5,464,791	7,112,967	4,110,618

INCOME FROM OPERATIONS	10,245,631	6,207,612	7,427,414
Financial expenses, net	(2,823,952)	(2,401,268)	(2,696,966)
Other income, net	371,894	907,941	558,426
INCOME BEFORE INCOME TAX	7,793,573	4,714,285	5,288,874
INCOME TAX	(1,180,167)	(578,727)	(1,219,030)
NET INCOME	6,613,406	4,135,558	4,069,844
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	716,602	276,682	426,440
NET INCOME ATTRIBUTABLE TO OSSEN INNOVATION CO.,LTD AND SUBSIDIARIES	5,896,804	3,858,876	3,643,404

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation gain (loss)	(5,829,470)	779,135	1,647,348
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	(5,829,470)	779,135	1,647,348
COMPREHENSIVE INCOME	$67,334	$4,638,011	$5,290,752

EARNINGS PER ORDINARY SHARE
Basic and diluted	$0.30	$0.19	$0.18
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic and diluted	19,862,537	19,901,959	19,901,959

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

	Total Ossen Innovation Co., Ltd. Shareholders’ Equity
	Ordinary Shares		Additional			Accumulated Other			Non
	$0.01 Par Value		Paid-in	Treasury stock		Comprehensive	Statutory	Retained	Controlling
	Shares	Amount	Capital	Shares	Amount	Income	Reserve	Earnings	Interest	Total
Balance at January 1, 2013	20,000,000	$200,000	$33,971,455	(98,041)	$(96,608)	$5,999,214	$4,179,027	$38,311,527	$10,212,521	$92,777,136
Net income	-	-	-	-	-	-	-	3,643,404	426,440	4,069,844
Transfer to statutory reserve	-	-	-	-	-	-	436,672	(436,672)	-	-
Foreign currency translation adjustment	-	-	-	-	-	1,647,348		-	-	1,647,348
Balance at December 31, 2013	20,000,000	200,000	33,971,455	(98,041)	(96,608)	7,646,562	4,615,699	41,518,259	10,638,961	98,494,328
Net income	-	-	-	-	-	-	-	3,858,876	276,682	4,135,558
Transfer to statutory reserve	-	-	-	-	-	-	406,053	(406,053)	-	-
Foreign currency translation adjustment	-	-	-	-	-	779,135		-	-	779,135
Balance at December 31, 2014	20,000,000	200,000	33,971,455	(98,041)	(96,608)	8,425,697	5,021,752	44,971,082	10,915,643	103,409,021
Net income	-	-	-	-	-	-	-	5,896,804	716,602	6,613,406
Transfer to statutory reserve	-	-	-	-	-	-	609,621	(609,621)		-
Common shares repurchase	-	-	-	(73,169)	(58,735)	-	-	-		(58,735)
Foreign currency translation adjustment	-	-	-	-	-	(5,829,470)	-	-		(5,829,470)
Balance at December 31, 2015	20,000,000	$200,000	$33,971,455	(171,210)	$(155,343)	$2,596,227	$5,631,373	$50,258,265	$11,632,245	$104,134,222

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

	Year Ended December 31,
	2015	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$6,613,406	$4,135,558	$4,069,844
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,416,060	1,531,278	1,564,973
Share-based compensation expense		-	-
Changes in operating assets and liabilities:
(Increase) Decrease In:
Accounts receivable	10,516,441	(5,564,338)	(2,465,695)
Inventories	(7,138,320)	(1,387,131)	(8,943,726)
Advance to suppliers	597,301	(5,712,575)	27,333,681
Other current assets	31,278	2,501,567	(1,543,260)
Notes receivable - bank acceptance notes	1,914,927	(7,503,574)	(2,027,502)
Notes receivable from related party - bank acceptance notes	-	12,915,099	(11,084,891)
Increase (Decrease) In:
Accounts payable	(1,317,676)	2,713,132	(68,361)
Customer deposits	(278,858)	(2,320,266)	2,523,669
Income tax payable	(138,209)	319,918	(158,812)
Other payables and accrued expenses	46,712	73,209	744,552
Due to related party	(3,700)	52,558	16,911
Due to shareholder	182,499	50,000	50,000
Net cash provided by operating activities	12,441,861	1,804,435	10,011,383

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	(29,687)	(81,441)	(16,361)
Withdraw for purchases of plant and equipment	-	-	8,071,937
Disposal of property, plant and equipment	-	456	-
Net cash used in investing activities	(29,687)	(80,985)	8,055,576

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013 (Continued)

	Year Ended December 31,
	2015	2014	2013
CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease (Increase) in restricted cash	8,792,289	14,210,938	(6,376,171)
Proceeds from short-term bank loans	18,462,625	28,475,194	41,531,691
Repayments of short-term bank loans	(18,462,625)	(37,261,825)	(66,189,540)
Repayments of long-term bank loans	-	-	(4,581,002)
Proceeds from notes payable-bank acceptance notes	36,202,800	55,811,380	98,467,000
Repayment of notes payable-bank acceptance notes	(49,367,454)	(80,682,428)	(84,912,143)
Repurchase of common share	(58,735)	-	-
Proceeds from bond payable	-	15,946,109	-
Net cash used in financing activities	(4,431,100)	(3,500,632)	(22,060,165)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	7,981,074	(1,777,182)	(3,993,206)
Effect of exchange rate changes on cash	(7,853,389)	1,322,324	3,135,892
Cash and cash equivalents at beginning of period	684,592	1,139,450	1,996,764
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$812,277	$684,592	$1,139,450

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid during the periods:
Income taxes paid	$1,301,687	$722,948	$1,095,357
Interest paid	$3,353,344	$1,977,014	$2,865,902
Non-cash transactions:
Appropriation to statutory reserve	$609,621	$406,053	$436,672

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

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

The Company’s Shareholders

Dr. Tang, our chairman, owns 100% of the shares of Effectual Strength Enterprises Ltd., a British Virgin Islands company, which currently owns approximately 60.0% of our outstanding ordinary shares. The spouse of our chief executive officer, Wei Hua, owns 100% of the shares of Fascinating Acme Development Ltd., which owns approximately 3.0% of our outstanding ordinary shares. The spouse of the chief executive officer of Ossen Material Research (formerly Shanghai ZFX), which is an affiliated company of ours that supplies us with raw materials, owns 100% of the shares of Gross Inspiration Development Ltd., which owns approximately 3.0% of our outstanding ordinary shares. In December 2011, 5 million shares were issued in our initial public offering. Currently we have approximately 30.2% of our ordinary shares, or 5,988,290 shares, trading on NASDAQ in the form of ADS’s. The holders of the remaining approximately 3.8% of our shares are investors that are residents of the PRC and are unaffiliated with Ossen.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

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

Ossen Materials

Ossen Materials was formed in China on October 27, 2004 as a Sino-foreign joint venture limited liability company under the name Ossen (Maanshan) Steel Wire and Cable Co., Ltd. On May 8, 2008, Ossen Materials was restructured from a Sino-foreign joint venture limited liability company to a corporation. The name of the entity was changed at that time to Ossen Innovation Materials Co., Ltd.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

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

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

At December 31, 2015, the subsidiaries of Ossen Innovation Co., Ltd were as follows:

Name	Domicile and Date of Incorporation	Paid-in Capital		Percentage of Effective Ownership	Principal Activities

Ossen Innovation Materials Group, Co., Ltd. (“Ossen Innovation Group”)	BVI April 30, 2010	USD	-	100%	Investments holdings

Ossen Group (Asia) Co., Ltd. ("Ossen Asia")	BVI February 7, 2002	USD	-	100%	Investments holdings

Topchina Development Group Ltd. ("Topchina")	BVI November 3, 2004	USD	-	100%	Investments holdings

Ossen Innovation Materials Co., Ltd. ("Ossen Meterials")	The PRC October 27, 2004	RMB	75,000,000	81%	Design, engineering, manufacture and sale of customized prestressed steel materials

Ossen (Jiujiang) New Materials Co., Ltd. (Formerly Ossen (Jiujiang) Steel Wire & Cable Co., Ltd.) ("Ossen Jiujiang")	The PRC April 13, 2005	RMB	183,271,074	96.11%	Design, engineering, manufacture and sale of customized prestressed steel materials

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

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

	2015	2014	2013
Year end RMB: US$ exchange rate	6.4917	6.1460	6.1943
Average yearly RMB: US$ exchange rate	6.2288	6.1457	6.1122

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

The Company also derives an insignificant amount of revenue from providing services to select customers. Service revenues account for less than 2% of total revenues for all periods presented and is recognized upon delivery and acceptance of the finished products by the customer, or when pick up occurs. Contracts with distributors do not offer any chargeback or price protection. The Company experienced no product returns and recorded no reserve for sales returns for the years ended December 31, 2015, 2014 and 2013.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

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

Research and Development

Research and development costs are expensed as incurred and totaled approximately $3,404,333, $3,914,918 and $1,260,440 for the years ended December 31, 2015, 2014 and 2013, respectively. Research and development costs are included in G&A in the accompanying statements of operations. Research and development costs are incurred on a project specific basis.

Retirement Benefits

Retirement benefits in the form of contributions under defined contribution retirement plans to the relevant authorities are charged to operations as incurred. Retirement benefits of $148,232, $140,823and $133,230 were charged to operations for the years ended December 31, 2015, 2014 and 2013, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company also follows FASB ASC 740, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2015, the Company did not have a liability for unrecognized tax benefits.

The Company has not provided for income taxes on accumulated earnings amounting $50,258,265 that are subject to the PRC dividend withholding tax as of December 31, 2015, since these earnings are intended to be permanently reinvested.

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

As a result, $609,621, $406,053 and $436,672 have been appropriated to the accumulated statutory reserves by the Company’s PRC subsidiaries for the years ended December 31, 2015, 2014and 2013 respectively.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

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

The Company identified bond payable as a Level 2 instrument due to the fact that its value can be determined based on similar bonds that are publicly traded and the inputs to the valuation are primarily based upon readily observable pricing information. Since the bond payable’s inputs (term and interest rate) is observable, we transferred bond payable from a Level 3 instrument to a Level 2 instrument The balance of bond payable, which was measured and disclosed at fair value, was $15,273,177 and $15,972,837 at December 31, 2015 and 2014, respectively.

Earnings per share

The Company calculates earnings per share in accordance with ASC Topic 260, “Earnings per Share.” Basic earnings per share is computed by dividing the net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential ordinary shares equivalents had been issued and if the additional common shares were dilutive.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable

Accounts receivable are carried at net realizable value. The Company reviews its accounts receivables on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s historical payment history, its current credit-worthiness and current economic trends. Accounts are written off after exhaustive efforts at collection. If accounts receivable are to be provided for, or written off, they would be recognized in the consolidated statement of operations within operating expenses. Balance of allowance of doubtful accounts was $738,101 and $1,874,330 at December 31, 2015 and 2014, respectively.

Inventories

Inventories are stated at the lower of cost or net realizable value, which is based on estimated selling prices less any further costs expected to be incurred for completion and disposal. Cost of raw materials is calculated using the weighted average method and is based on purchase cost. Work-in-progress and finished goods costs are determined using the weighted average method and comprise direct materials, direct labor and an appropriate proportion of overhead. At December 31, 2015 and 2014, the Company has no reserve for inventories.

Advance to Suppliers

Advance to Suppliers represents interest-free cash paid in advance to suppliers for purchases of raw materials. The balance of advance to suppliers was $55,730,089 and $56,327,390 at December 31, 2015 and 2014, respectively. Among the balance of $55,730,089, the aging of $36,278,463 was within 60 days, $13,054,423 was between 60-90 days and $6,397,203 was over 90 days. No allowance was provided for the prepayments balance at December 31, 2015.

Customer Deposits

Customer deposits consist of amounts paid to the Company in advance for the sale of products in the PRC. The Company receives these amounts and recognizes them as a current liability until the revenue can be recognized when the goods are delivered. The balance of customer deposits was $309,147 and $588,005 at December 31, 2015 and 2014, respectively.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

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

No impairment loss is subsequently reversed even if facts and circumstances indicate recovery. There was no impairment loss recognized for the years ended December 31, 2015, 2014 and 2013.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Segments and Related Information

ASC 280-10-50, “Operating Segments”, define the characteristics of an operating segment as a) being engaged in business activity from which it may earn revenue and incur expenses, b) being reviewed by the company's chief operating decision maker (CODM) for decisions about resources to be allocated and assess its performance and c) having discrete financial information. Although we indeed look at our product to analyze the nature of our revenue, other financial information, such as certain costs and expenses and net income are not captured or analyzed by these categories. Therefore discrete financial information is not available by product line and we have no CODM to make resource allocation decisions or assess the performance of the business based on these categories, but rather in the aggregate. Based on this, Management believes that it operates in one business segment.

In the analysis of product lines as potential operating segments, management also considered ASC 280-10-50-11, “Aggregation Criteria”, which allows for the aggregation of operating segments if the segments have similar economic characteristics and if the segments are similar in each of the following areas:

•The nature of the products and services;

•The nature of the production processes;

•The type or class of customer for their products and services;

•The methods used to distribute their products or provide their services; and

•The nature of the regulatory environment, if applicable.

We are engaged in the business of manufacturing and selling steel materials. Our manufacturing process is essentially the same for the entire Company and is performed in house at our facilities in China. Our customers primarily consist of entities in the steel industry. The distribution of our products is consistent across the entire Company. In addition, the economic characteristics of each customer arrangement are similar in that we maintain policies at the corporate level.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

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

Recently Issued Accounting Pronouncements

In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which defers the effective date of ASU 2014-09 for all entities by one year. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. Currently, the Company is evaluating the impact of our pending adoption of ASU 2014-09 and ASU 2015-14 on its consolidated financial statements and has not yet determined the method by which it will adopt the standard in year 2018.

In July 2015, the FASB issued ASU No. 2015-11, “Inventory (Topic 330): Simplifying the Measurement of Inventory” (“ASU 2015-11”). The amendments in this update require an entity to measure inventory within the scope of ASU 2015-11 (the amendments in ASU 2015-11 do not apply to inventory that is measured using last-in, first-out or the retail inventory method. The amendments apply to all other inventory, which includes inventory that is measured using first-in, first-out or average cost) at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Subsequent measurement is uncharged for inventory measured using last-in, first-out or the retail inventory method. The amendments in ASU 2015-11 more closely align the measurement of inventory in U.S. GAAP with the measurement of inventory in International Financial Reporting Standards (“IFRS”). ASU 2015-11 is effective for public business entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The amendments in ASU 2015-11 should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The adoption of this guidance is not expected to have a material impact on our consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes (Topic 740):changes to the balance sheet classification of deferred taxes. These changes simplify the presentation of deferred income taxes by requiring all deferred income tax assets and liabilities to be classified as noncurrent in a classified balance sheet. The amendments in ASU 2015-17 are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The adoption of this guidance is not expected to have a material impact on our consolidated financial statements.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 3 – CONCENTRATION

Concentration of major customers and suppliers:

	Year ended December 31,
	2015		2014		2013

Major customers with revenues of more than 10% of the Company’s sales
Company A (3rd Party)	$26,720,983	23%	$-	-	$18,570,574	16%
Company B (3rd Party)	19,159,563	16%	-	-	-	-
Company C (3rd Party)	-	-	17,880,306	14%	12,368,270	11%
Company D (3rd Party)	-	-	-	-	11,380,839	10%
Company E (3rd Party)	14,280,544	12%	24,915,113	20%	-	-
Company F (3rd Party)	17,831,266	15%	20,361,459	17%	-	-
Company G (3rd Party)	-	-	15,503,953	13%	-	-
Total Revenues	$77,992,356	66%	$78,660,831	64%	$42,319,683	37%

	Year ended December 31,
	2015		2014		2013

Major suppliers with purchases of more than 10% of the Company’s purchases
Company X (3rd Party)	$22,137,683	21%	$20,021,833	19%	$-	-
Company Y (3rd Party)	36,094,431	35%	54,268,855	51%	32,748,784	32%
Company Z (3rd Party)	-	-	-	-	47,407,595	46%
Company U (3rd Party)	11,729,136	11%	-	-	-	-
Company V (3rd Party)	30,382,342	29%	12,919,182	12%	-	-
Total Purchase	$100,343,592	96%	$87,209,870	82%	$80,156,379	78%

Accounts receivable related to the Company’s major customers comprised 27% and 63% of all accounts receivable as of December 31, 2015 and 2014, respectively.

Accounts payable related to the Company’s major suppliers comprised nil of all accounts payable as of December 31, 2015 and 2014, respectively.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 4 – ACCOUNTS RECEIVABLE

Accounts receivable is net of allowance for doubtful accounts.

	December 31,
	2015	2014

Accounts receivable	$43,986,075	$55,638,744
Less: allowance for doubtful accounts	(738,101)	(1,874,330)
Accounts receivable, net	$43,247,974	$53,764,414

As of December 31, 2015 and 2014, a net book value of nil and $2,440,612, respectively, of accounts receivable were used as collateral for the Company’s short-term bank loans.

Changes in the allowance for doubtful accounts are as follows:

	December 31,
	2015	2014

Beginning balance	$1,874,330	$1,336,177
Provision/(Reverse) for doubtful accounts	(1,136,229)	538,153
Ending balance	$738,101	$1,874,330

NOTE 5 – INVENTORIES

	December 31,
	2015	2014

Raw materials	$26,474,521	$16,521,066
Work-in-progress	168,612	153,666
Finished goods	633,088	3,463,169
Inventories	$27,276,221	$20,137,901

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 6 – NOTES RECEIVABLE

Bank acceptance notes:	December 31,
	2015	2014

Due May 20, 2016	$2,618,727	$-
Due March 22, 2016, subsequently settled on due date	1,540,429	-
Due March 22, 2016, subsequently settled on due date	1,540,429	-
Due January 28, 2016, subsequently settled on due date	770,214	-
Due January 3, 2016, subsequently settled on due date	1,540,429	-
Due June 25, 2015, subsequently settled on due date	-	325,414
Due April 30, 2015, subsequently settled on due date	-	1,627,075
Due April 16, 2015, subsequently settled on due date	-	1,627,075
Due March 26, 2015, subsequently settled on due date	-	1,464,366
Due March 10, 2015, subsequently settled on due date	-	1,627,075
Due February 28, 2015, subsequently settled on due date	-	1,627,075
Due January 17, 2015, subsequently settled on due date		1,627,075
Total	$8,010,228	$9,925,155

Notes receivable are received from customers for the purchase of the Company’s products and are issued by financial institutions that entitle the Company to receive the full face mount from the financial institution at maturity, which bears no interest and generally ranges from three to six months from the date of issuance.

NOTE 7 – OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31,
	2015	2014

Deposits for open project bids	$-	$48,812
VAT deductible	537,137	61,959
Guarantee fee	154,043	406,769
Other receivables	223,861	428,779
	$915,041	$946,319

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 8 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	December 31,
	2015	2014
At Cost:
Plant and buildings	$4,117,383	$4,348,977
Machinery and equipment	14,833,525	15,616,293
Motor vehicles	311,690	322,115
Office equipment	118,641	121,022
	19,381,239	20,408,407
Less: Accumulated depreciation
Plant and buildings	(2,314,191)	(2,149,753)
Machinery and equipment	(11,114,880)	(10,715,803)
Motor vehicles	(286,410)	(294,729)
Office equipment	(108,582)	(112,267)
	(13,824,063)	(13,272,552)
Construction- in-progress	-	38,791
Property, plant and equipment, net	$5,557,176	$7,174,646

Unrealized foreign exchange translation gain/(loss) for the year ended December 31, 2015, 2014 and 2013 was ($329,926), $66,536 and $198,318, respectively, which has been included in other comprehensive income. Depreciation expense for the years ended December 31, 2015, 2014 and 2013 was $1,317,119, $1,430,997 and $1,464,144, respectively. As of December 31, 2015 and 2014,

1)	A net book value of nil and $792,795, respectively, of property were used as collateral for the Company’s notes payable.
2)	A net book value of $1,803,192 and $1,406,429, respectively, of property were used as collateral for the short-term bank loan borrowed by a related party.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 9 – LAND USE RIGHTS

Land use rights consist of the following:

	December 31,
	2015	2014

Cost of land use rights	$4,746,825	$5,013,824
Less: Accumulated amortization	(835,741)	(782,476)
Land use rights, net	$3,911,084	$4,231,348

Unrealized foreign exchange translation gain/(loss) for the year ended December 31, 2015, 2014 and 2013 was ($221,323), $33,781 and $81,008, respectively, which has been included in other comprehensive income. Amortization expense for the years ended December 31, 2015, 2014 and 2013 was $98,941, $100,282 and $100,828, respectively. As of December 31, 2015 and 2014,

1)	A net book value of $2,491,924 and nil, respectively, were used as collateral for the Company’s short-term bank loans.
2)	A net book value of nil and $2,694,754, respectively, were used as collateral for the Company’s notes payable.
3)	A net book value of $1,419,160 and $1,536,594, respectively, were used as collateral for the short-term bank loan borrowed by a related party.

Amortization expense for the next five years and thereafter is as follows:

2016	$94,937
2017	94,937
2018	94,937
2019	94,937
2020	94,937
Thereafter	3,436,399
Total	$3,911,084

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 10 – RELATED PARTY TRANSACTIONS

(a)	Names and Relationship of Related Parties:

Existing Relationship with the Company
Dr. Tang	Chairman and controlling shareholder of the Company
Shanghai Ossen Material Research Insititute Co., Ltd. (Formerly Shanghai Zhengfangxing Steel Co., Ltd.) (“Ossen Material Research”)	Under common control of Dr. Tang
Shanghai Ossen Investment Co., Ltd. (“SOI”)	Under common control of Dr. Tang
Shanghai Ossen Investment Holdings (Group) Co., Ltd. (“Ossen Shanghai)	Under common control of Dr. Tang and Dr. Tang is the President
Shanghai Pujiang Cable Co., Ltd. (“Shanghai Pujiang”)	Subsidiary of Ossen Shanghai since September 2010
Zhejiang Pujiang Cable Co., Ltd. (“Zhejiang Pujiang”)	Subsidiary of Shanghai Pujiang since December 2010

(b)	Summary of Balances with Related Party:

	December 31,
	2015	2014
Due to related party:
Ossen Material Research	$65,769	$69,469
	$65,769	$69,469

The balance of due to related party arises from the purchase of raw materials paid by Ossen Material Research on behalf of the Company.

	December 31,
	2015	2014
Due to shareholder:
Dr. Tang	$282,499	$100,000
	$282,499	$100,000

Dr. Tang is the chairman and controlling interest shareholder of the Company. From time to time, Dr. Tang paid operating expenses on behalf of the Company to assist with the Company’s cash needs for business purposes.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 10 – RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Summary of Related Party Transactions:

		December 31,
		2015	2014	2013
	Ossen Material Research provided guarantee for the bank loans borrowed by the Company	$5,186,623	$813,536	$4,035,969
	Ossen Material Research provided guarantee together with Ossen Shanghai and Dr. Tang for the short-term bank loans borrowed by the Company	$2,515,520	$1,627,075	$1,937,265
	Ossen Material Research provided guarantee together with Dr. Tang for the short-term bank loans borrowed by the Company	$4,159,157	$5,694,761	$3,228,775
Ossen Material Research	Ossen Material Research provided guarantee for the notes payable issued by the Company	$-	$14,806,378	$3,228,775
	The Company provided guarantee for the short-term bank loans borrowed by Ossen Material Research	$32,348,999	$4,881,224	$4,843,162
	The Company provided guarantee for the notes payable issued by Ossen Material Research	$12,323,428	$-	$-
	Ossen Material Research sold raw materials to the Company	$-	$-	$2,056,102

SOI	SOI provided guarantee for the short-term bank loans borrowed by the Company	$-	$1,627,075	$-
	SOI provided guarantee together with Dr. Tang for the short-term bank loans borrowed by the Company	$-	$3,254,149	$-

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(c)	Summary of Related Party Transactions (Continued):

Ossen Shanghai	Ossen Shanghai provided guarantee together with Ossen Material Research and Dr. Tang for the short-term bank loans borrowed by the Company	$2,515,520	$1,627,075	$1,937,265
	The Company provided guarantee for the short-term bank loans borrowed by Ossen Shanghai	$7,702,143	$-	$-
	The Company provided guarantee for the notes payable issued by Ossen Shanghai	$1,540,429	$-	$-

	Zhaoyang purchased products from the Company	$-	$-	$5,148,724

Zhaoyang	Shanghai Zhaoyang New Metal Material Co., Ltd. (“Zhaoyang”) was no longer the Company’s related party following the Stock Transfer Agreement signed on March 31, 2013 with 30% interest in Ossen Shanghai was transferred to Dr. Tang.

Shanghai Pujiang	The Company provided guarantee for the short-term bank loans borrowed by Shanghai Pujiang	$16,944,714	$15,457,208	$11,300,712

	The Company provided guarantee for the notes payable issued by Shanghai Pujiang	$34,081,982	$21,314,676	$17,550,330

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(c)	Summary of Related Party Transactions (Continued):

In accordance with ASC 810-10, “Consolidation”, the Company first evaluated that none of the related parties met the scope exceptions as outlined in the guidance. The Company then had to determine if it hold any variable interest in the related parties. The Company determined to have a variable interest in Shanghai Pujiang, Ossen Material Research and Ossen Shanghai because the Company guarantees $16,944,714 of the outstanding short term debt and $34,081,982 of notes payable of Shanghai Pujiang, $32,438,999 of the outstanding short term debt and $12,333,428 of notes payable of Ossen Material Research and $7,702,143 of the outstanding short term debt and $1,540,429 of notes payable of Ossen Shanghai. Next, the Company evaluated if Shanghai Pujiang, Ossen Material Research or Ossen Shanghai are variable interest entities. Using both qualitative and quantitative analysis, the Company does not have the power to direct Shanghai Pujiang, Ossen Material Research and Ossen Shanghai’s activities that significantly impact their economic performance and does not have the obligation to absorb losses or the right to receive benefits from the entities. Thus, the Company is not the primary beneficiary of Shanghai Pujiang, Ossen Material Research and Ossen Shanghai. As a result, the Company determined Shanghai Pujiang, Ossen Material Research and Ossen Shanghai were not variable interest entities that require consolidation as defined in ASC 810. The Company determined Dr. Tang to be the primary beneficiary of Shanghai Pujiang, Ossen Material Research and Ossen Shanghai because Dr. Tang is most closely associated with the Shanghai Pujiang, Ossen Material Research and Ossen Shanghai. Dr. Tang had the power to direct the activities of Shanghai Pujiang, Ossen Material Research and Ossen Shanghai that most significantly impact its economic performance and has the obligation to absorb losses of Shanghai Pujiang, Ossen Material Research and Ossen Shanghai that could potentially be significant or the right to receive benefits from the related parties that could potentially be significant.

The Company also evaluated the remaining related parties and affiliated entities under ASC 810 and because the Company does not guarantee the debt, the holders of the equity were at risk and therefore determined to be the primary beneficiary and these entities are not variable interest entities that require consolidation.

NOTE 11 – OTHER PAYABLES AND ACCRUED EXPENSES

Other payables and accrued expenses consist of the following:

	December 31,
	2015	2014
Other taxes payable	$111,584	$155,354
Accrued payroll & welfare	14,175	35,110
Accrued expense & liability	967,234	802,059
Interest payable	551,987	583,035
Others	24,690	47,400
	$1,669,670	$1,622,958

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 12 – NOTES PAYABLE

Bank acceptance notes:	December 31,
	2015	2014
Due June 14, 2016	$1,540,429	$-
Due June 14, 2016	1,540,429	-
Due June 14, 2016	1,540,429	-
Due April 18, 2016	1,386,383	-
Due January 15, 2016, subsequently repaid on due date	1,540,429	-
Due January 14, 2016, subsequently repaid on due date	1,540,429	-
Due January 14, 2016, subsequently repaid on due date	1,540,429	-
Due January 14, 2016, subsequently repaid on due date	1,078,300	-
Due January 14, 2016, subsequently repaid on due date	770,214	-
Due May 27, 2015, subsequently repaid on due date	-	1,627,075
Due May 27, 2015, subsequently repaid on due date	-	1,627,075
Due May 27, 2015, subsequently repaid on due date	-	1,627,075
Due May 27, 2015, subsequently repaid on due date	-	1,627,075
Due May 11, 2015, subsequently repaid on due date	-	1,627,075
Due May 11, 2015, subsequently repaid on due date	-	1,627,075
Due April 10, 2015, subsequently repaid on due date	-	325,417
Due April 9, 2015, subsequently repaid on due date	-	1,627,075
Due March 25, 2015, subsequently repaid on due date	-	813,537
Due March 17, 2015, subsequently repaid on due date	-	1,138,952
Due March 17, 2015, subsequently repaid on due date	-	488,116
Due February 28, 2015, subsequently repaid on due date	-	1,627,075
Due February 27, 2015, subsequently repaid on due date	-	3,254,149
Due January 31, 2015, subsequently repaid on due date	-	813,537
Due January 29, 2015, subsequently repaid on due date	-	1,464,367
Due January 23, 2015, subsequently repaid on due date	-	1,627,075
Due January 23, 2015, subsequently repaid on due date	-	976,245
Due January 21, 2015, subsequently repaid on due date	-	976,245
Due January 21, 2015, subsequently repaid on due date	-	1,627,075
Total	$12,477,471	$26,521,315

The interest-free notes payable, ranging from six months to one year from the date of issuance, are secured by $8,780,443 and $17,572,732 restricted cash, as of December 31, 2015 and 2014, respectively. The property, land use right and related party guarantee the notes payable as Note 8, 9 & 10.

All the notes payable are subject to bank charges of 0.05% of the principal amount as commission on each loan transaction.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 13 – SHORT TERM BANK LOANS

Short-term loans are summarized as follows:

	Bank Name	Interest Rate per Annum	December 31,
			2015	2014
Due on December 24, 2016, guaranteed by Dr. Tang	Agricultural Bank of China (“ABC”) Jiu Long Branch	5.44%	$2,772,771	$-
Due on December 2, 2016, guaranteed by Ossen Material Research and Dr. Tang	China Construction Bank (“CCB”) Jiu Jiang Branch	4.40%	3,388,943	-
Due on December 1, 2016, guaranteed by Ossen Material Research and collateral by the Company’s LUR	Anhui Rural Commercial Bank (“ARCB”) Ma An Shan Branch	6.216%	5,186,623	-
Due on November 3, 2016, guaranteed by Ossen Material Research and Dr. Tang	ABC Jiu Long Branch	5.87%	770,214	-
Due on June 29, 2016, guaranteed by Ma An Shan Pubang Financing guarantee co., Ltd, a 3rd party	Anhui Commercial Bank (“ACB”) Fei Cui Branch	7.80%	1,540,429
Due on June 6, 2016, guaranteed by Ossen Material Research, Ossen Shanghai and Dr. Tang,	ARCB Ma An Shan Branch	6.60%	2,515,520
Due on April 16, 2016, guaranteed by Ma An Shan Pubang Financing guarantee co., Ltd, a 3rd party, subsequently repaid on due date	ACB Fei Cui Branch	6.95%	1,540,429

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 13 – SHORT TERM BANK LOANS (CONTINUED)

	Bank Name	Interest Rate per Annum	December 31,
			2015	2014
Due on December 17, 2015, guaranteed by Ossen Material Research and Dr. Tang, subsequently repaid on due date	ABC Jiu Long Branch	7.00%	$-	$3,254,149
Due on October 30, 2015, guaranteed by Ossen Material Research , subsequently repaid on due date	ABC Jiu Long Branch	7.80%	-	813,536
Due on October 28, 2015, guaranteed by SOI, subsequently repaid on due date	ARCB Ma An Shan Branch	7.728%	-	1,627,075
Due on October 28, 2015, guaranteed by SOI and Dr. Tang, subsequently repaid on due date	ARCB Ma An Shan Branch	7.416%	-	3,254,149
Due on August 13, 2015, guaranteed by Dr. Tang, subsequently repaid on due date	CCB Jiu Jiang Branch	6.00%	-	4,067,686
Due on June 12, 2015, guaranteed by Ossen Material Research and Dr. Tang, collateral by Accounts receivable, subsequently repaid on due date	Bank of China (“BOC”) Ma An Shan Branch	7.28%	-	2,440,612
Due on March 9, 2015, guaranteed by Ossen Material Research, Ossen Shanghai and Dr. Tang, subsequently repaid on due date	China Everbright Bank (“CEB”) Ma An Shan Branch	7.28%	-	1,627,075
Due on January 2, 2015, guaranteed by Ma An Shan Pubang Financing guarantee co., Ltd, a 3rd party, subsequently repaid on due date	ACB Fei Cui Branch	6.60%	-	1,627,075
Total			$17,714,928	$18,711,357

All short term bank loans are obtained from local banks in China and are repayable within one year.

The average annual interest rate of the short-term bank loans was 6.182% and 7.138% as of December 31, 2015 and 2014, respectively. Interest expense, included in the financial expenses in the statement of operations, was $1,017,345, $1,943,115 and $2,663,924 for the years ended December 31, 2015, 2014 and 2013, respectively. The Company was in compliance of their financial covenants at December 31, 2015 and 2014, respectively.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 14 – BOND PAYABLE

	Interest rate	December 31,
		2015			2014
		Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Due September 4, 2016	10.75%	-	15,273,177	-	-	-	15,972,837

Total bond payable		$-	15,273,177	-	$-	-	15,972,837

On September 4, 2014, the Company issued Corporate Bond to borrow RMB 100,000,000 from Guo Yuan Securities Co. Ltd. The maturity date is September 4, 2016 and the interest rate was 10.75%, no principal payments are required prior to maturity. Interest expense, included in the financial expenses in the statement of operations, was $2,172,228, $610,571 and nil for the years ended December 31, 2015, 2014 and 2013, respectively.

NOTE 15 – STOCK REPURCHASE PROGRAM

In May 2015, the Company’s Board of Directors approved a share repurchase program for up to a total of 500,000 shares of the Company's American Depositary Receipts ("ADSs") through May 2016. Shares may be repurchased in the open market at prevailing market prices and/or in negotiated transactions off the market from time to time as market conditions warrant in accordance with applicable requirements of Rule 10b5-1 and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended. During the year ended December 31, 2015, the Company repurchased 73,169 shares of ordinary shares from the secondary market. In connection with the transaction, the Company paid approximately $58,735.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

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

The following table sets forth the computation of basic and diluted earnings per share for the periods indicated:

	December 31,
	2015	2014	2013

Net income attribute to the Company	$5,896,804	$3,858,876	$3,643,404

Weighted average ordinary shares outstanding - basic and diluted	19,862,537	19,901,959	19,901,959

Basic and diluted earnings per share	$0.30	$0.19	$0.18

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

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

Enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC territory are considered PRC resident enterprises and subject to the PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management" refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2015, no detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of December 31, 2015, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If the Company’s non-PRC incorporated entities are deemed PRC tax residents, such entities would be subject to PRC tax The Company has analyzed the applicability of this law, as of December 31, 2015, and the Company has not accrued for PRC tax on such basis. The Company will continue to monitor changes in the interpretation or guidance of this law.

PRC tax law also imposes a 10% withholding income tax, subject to reduction based on tax treaty where applicable, for dividends distributed by a foreign invested enterprise to its immediate holding company outside China. Such dividends were exempted from PRC tax under the previous income tax law and regulations. The foreign invested enterprise is subject to the withholding tax starting from January 1, 2008. There were no dividends distributed in the years ended December 31, 2015 and 2014.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 17 – INCOME TAX-(CONTINUED)

Income tax expenses consist of the following:

	Year Ended December 31,
	2015	2014	2013
Current	$1,018,143	$745,338	$1,224,430
Deferred	162,024	(166,611)	(5,400)
Income tax expenses	$1,180,167	$578,727	$1,219,030

Reconciliation from the expected income tax expenses calculated with reference to the statutory tax rate in the PRC of 25% is as follows:

	Year Ended December 31,
	2015	2014	2013
Computed "expected" income tax expenses	$1,948,393	$1,178,571	$1,322,219
Effect on tax incentive / holiday	(982,104)	(726,615)	(645,720)
Non-deductable expense	213,878	126,771	542,531
Income tax expenses	$1,180,167	$578,727	$1,219,030

Components of net deferred tax assets are as follows:

	December 31,
	2015	2014	2013

Provision of doubtful accounts	$110,715	$281,150	$200,427
Provision of interest expense	82,798	87,455	-
	$193,513	$368,605	$200,427

The deferred tax assets balance of $193,513, $368,605 and $200,427 at December 31, 2015, 2014 and 2013 respectively are included in other current assets in the accompanying consolidated balance sheets.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

NOTE 18 – GEOGRAPHICAL SALES AND SEGMENTS

Our management does not capture financial information or utilize operating segments to make decisions about the business. Management believes that it operates in one business segment. However, our management does rely on sales by geographical area as useful information in managing the business.

Information for the Company’s sales by geographical area for the years ended December 31, 2015, 2014 and 2013 are as follows:

	Year Ended December 31,
	2015	2014	2013

Domestic Sales	$110,109,028	$115,256,175	$107,273,543
International Sales	7,799,388	8,315,280	6,618,446
	$117,908,416	$123,571,455	$113,891,989

NOTE 19 – SUBSEQUENT EVENTS

We have evaluated all events or transactions that occurred after December 31, 2015 up through the date we issued the consolidated financial statements.

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES
SCHEDULE I
CONDENSED PARENT COMPANY FINANCIAL INFORMATION

OSSEN INNOVATION CO., LTD

CONDENSED BALANCE SHEETS AS OF DECEMBER 31, 2015 AND 2014

	December,31
	2015	2014
ASSETS
Current Assets
Cash	$81,493	$23,762
Due from related party	20,000,000	20,000,000
Total Current Assets	20,081,493	20,023,762
Investments in subsidiaries	73,637,980	73,371,675
TOTAL ASSETS	$93,719,473	$93,395,437

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Other payables and accrued liabilities	$934,997	$802,059
Due to shareholder	282,499	100,000
Total Current Liabilities	1,217,496	902,059
TOTAL LIABILITIES	$1,217,496	$902,059

EQUITY
Shareholders' Equity
Ordinary shares, $0.01 par value: 100,000,000 shares authorized; 20,000,000 shares issued; 19,828,790 and 19,901,959 shares outstanding as of December 31, 2015 and 2014, respectively	$200,000	$200,000
Additional paid-in capital	33,971,455	33,971,455
Statutory reserve	5,631,373	5,021,752
Retained earnings	50,258,265	44,971,082
Accumulated other comprehensive income	2,596,227	8,425,697
Treasury stock, at cost: 171,210 and 98,041 shares as of December 31, 2015 and 2014, respectively	(155,343)	(96,608)
TOTAL SHAREHOLDERS’ EQUITY	92,501,977	92,493,378
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$93,719,473	$93,395,437

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES
SCHEDULE I
CONDENSED PARENT COMPANY FINANCIAL INFORMATION

OSSEN INNOVATION CO., LTD CONDENSED STATEMENTS

OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

	Year Ended December,31
	2015	2014	2013

REVENUES	$-	$-	$-
COST OF GOODS SOLD	-	-	-
GROSS PROFIT	-	-	-
Selling expenses	-	-	-
General and administrative expenses	(198,753)	(201,439)	(722,695)
Total Operating Expenses	(198,753)	(201,439)	(722,695)

LOSS FROM OPERATIONS	(198,753)	(201,439)	(722,695)
Financial expenses, net	272	219	263
Equity in income of subsidiaries	6,095,829	4,060,534	4,366,362
INCOME BEFORE INCOME TAX	5,896,804	3,858,876	3,643,404
INCOME TAX	-	-	-
NET INCOME	5,896,804	3,858,876	3,643,404
OTHER COMPREHENSIVE INCOME
Foreign currency translation gain (loss)	(5,829,470)	779,135	1,647,348
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	(5,829,470)	779,135	1,647,348
COMPREHENSIVE INCOME	$67,334	$4,638,011	$5,290,752

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES
SCHEDULE I
CONDENSED PARENT COMPANY FINANCIAL INFORMATION

OSSEN INNOVATION CO., LTD CONDENSED

STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED

DECEMBER 31, 2015, 2014 AND 2013

	Year Ended December,31
	2015	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5,896,804	$3,858,876	$3,643,404
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in earnings of subsidiaries	(6,095,829)	(4,060,534)	(4,366,362)
Other payables and accrued liabilities	132,938	156,249	645,810
Due to shareholder	182,499	50,000	50,000
Net cash provided by / (used in) operating activities	116,412	4,591	(27,148)

CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash provided by / (used in) investing activities	-	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Treasury stock purchased	(58,735)	-	-
Net cash provided by / (used in) financing activities	(58,735)	-	-

INCREASE / (DECREASE) IN CASH	57,677	4,591	(27,148)
Effect of exchange rate changes on cash	54	-	(49)
Cash at beginning of period	23,762	19,171	46,368
CASH AT END OF PERIOD	$81,493	$23,762	$19,171

