Form 20-F
period 2016-12-31
Ossen Innovation Co. Ltd.
filed 2017-04-10
CIK 1485538

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Wei Hua

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

* Ordinary shares are not traded in the United States; rather they are deposited with JP Morgan Chase Bank, N.A., as Depositary. Each American Depositary Share represents three (3) ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2016 was: 19,791,110 ordinary shares, par value $0.01 per share.

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

Unless the context indicates otherwise, all references to “China” and the “PRC” refer to the People’s Republic of China, all references to “Renminbi” or “RMB” are to the legal currency of the People’s Republic of China, all references to “U.S. dollars,” “dollars” and “$” are to the legal currency of the United States and all references to “ADSs” refer to our American Depositary Shares, each of which represents one ordinary share. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On April 1, 2017, the cash buying rate announced by the People’s Bank of China was RMB 6.903 to $1.00.

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

3.A. Selected Financial Data

The following selected financial information should be read in connection with, and is qualified by reference to, our consolidated financial statements and their related notes and the section entitled “Operating and Financial Review and Prospects” included elsewhere in this annual report. The consolidated statements of income data for the fiscal years ended December 31, 2014, 2015 and 2016 and the balance sheet data as of December 31, 2015 and 2016 are derived from audited consolidated financial statements included elsewhere in this annual report. The consolidated statements of income data for the fiscal years ended December 31, 2012 and 2013 and the balance sheet data as of December 31, 2012, 2013 and 2014 are not included in this annual report. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

Selected Consolidated Statement of Income Data	For the Year Ended December 31,
	2016	2015	2014	2013	2012
	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
Revenues	$117,029,154	$117,908,416	$123,571,455	$113,891,989	$122,397,886
Cost of goods sold	100,932,528	102,197,994	110,250,876	102,353,957	111,611,457
Gross profit	16,096,626	15,710,422	13,320,579	11,538,032	10,786,429
Selling and distribution expenses	734,159	986,378	772,383	625,500	917,074
General and administrative expenses	6,376,383	4,478,413	6,340,584	3,485,118	3,950,934
Total Operating Expenses	7,110,542	5,464,791	7,112,967	4,110,618	4,868,008
Income from operations	8,986,084	10,245,631	6,207,612	7,427,414	5,918,421

Financial expenses, net	(2,827,138)	(2,823,952)	(2,401,268)	(2,696,966)	(3,556,045)
Other income, net	90,584	371,894	907,941	558,426	911,430
Income before income taxes	6,249,530	7,793,573	4,714,285	5,288,874	3,273,806
Income taxes	(926,048)	(1,180,167)	(578,727)	(1,219,030)	(575,428)
Net income	5,323,482	6,613,406	4,135,558	4,069,844	2,716,378
Less: Net Income attributable to non-controlling interest	499,509	716,602	276,682	426,440	335,099

Net income attributable to controlling interest	4,823,973	5,896,804	3,858,876	3,643,404	2,381,279
Other comprehensive income
Foreign currency translation gain (loss)	(6,975,100)	(5,829,470)	779,135	1,647,348	703,573

Total other comprehensive income (loss)	(6,975,100)	(5,829,470)	779,135	1,647,348	703,573
Comprehensive Income (loss)	(2,151,127)	67,334	4,638,011	5,290,752	3,084,852

Weighted average shares outstanding	19,804,164	19,862,537	19,901,959	19,901,959	19,942,333

Earnings per share*	0.24	0.30	0.19	0.18	0.12

* Calculation is based on net income attributable to controlling interest and the weighted average shares outstanding, excluding foreign currency translation gain (loss).

Selected Balance Sheets Data	December 31,
	2016	2015	2014	2013	2012
	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
Cash and cash equivalents	$217,631	$812,277	$684,592	$1,139,450	$1,996,764
Total current assets	132,425,505	144,772,273	159,358,503	169,273,347	165,023,097
Total long-term assets	8,018,247	9,468,260	11,405,994	12,755,970	21,958,617
Total assets	140,443,752	154,240,533	170,764,497	182,029,317	186,981,714

Total liabilities	37,997,958	50,106,311	67,355,476	83,534,989	94,204,578
Total shareholders’ equity	102,445,794	104,134,222	103,409,021	98,494,328	92,777,136
Total liabilities and shareholders’ equity	140,443,752	154,240,533	170,764,497	182,029,317	186,981,714

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

Risks Related to Our Business and Our Industry

We may sell our existing business and acquire a new business in the medical technology industry, although there is no guarantee that such transactions will be consummated.

We have entered into a non-binding letter of intent (the "LOI") with America-Asia Diabetes Research Foundation (the "Foundation"), a California corporation that owns 90.27% of the equity interests of San MediTech (Huzhou) Co. Ltd. ("San MediTech"), a China-based medical device company engaged in the research, development and marketing of glucose control products, and the shareholders of the Foundation (the "Selling Shareholders"). Pursuant to the LOI, we intend to acquire all of the issued and outstanding equity interests of the Foundation in exchange for 81,243,000 of our ordinary shares (the "Acquisition"). Upon completion of the Acquisition, we would indirectly own 90.27% of San MediTech. San MediTech's proprietary Dynamic Glucose Monitoring System ("DGMS") provides continuous, real-time monitoring of glucose level in diabetes patients, with two patents granted in China and several patents pending both in China and the U.S. DGMS has been approved by the China Food and Drug Administration and has entered into clinical trials in the U.S. for DGMS.

In connection with the Acquisition, we plan to sell our existing pre-stressed steel manufacturing business, including all existing liabilities, immediately following the completion of the Acquisition. It is expected that an entity affiliated with Dr. Liang Tang, our Chairman, will acquire all of the equity of our wholly-owned subsidiary, which indirectly owns all of our existing operating subsidiaries, in exchange for the forfeiture and cancellation of all 11,889,500 ordinary shares currently held by Dr. Tang (the “Sale Transaction”).

It is expected that if such transactions are consummated as currently contemplated, our current shareholders, other than the Chairman, will own approximately 8.9% of our issued and outstanding ordinary shares following the consummation of such transactions and the Selling Shareholders will own approximately 91.1% of the issued and outstanding ordinary shares.

The Acquisition and the Sale Transaction are subject to due diligence investigations by the relevant parties, the negotiation and execution of definitive agreements, our receipt of shareholder approval of the transactions and all necessary regulatory approvals, and the satisfaction of other customary closing conditions. There can be no assurance that the Acquisition and the Sale Transaction will be completed as proposed or at all. Both the Acquisition and the Sale Transaction would be subject to the satisfaction of various closing conditions. Furthermore, even in the event that such transactions are completed, there can be no assurance that such transactions will be completed on the same terms as those described above. In the event that such transactions are consummated, the interests of our existing shareholders would be substantially diluted.

Our chairman owns a large percentage of our outstanding stock and could significantly influence the outcome of our corporate matters.

Dr. Tang owns approximately 60.1% of our outstanding ordinary shares, reflecting a majority equity interest in our company. As our majority shareholder, Dr. Tang is able to elect our board of directors, and determine the outcome of all matters requiring the approval of the holders of a majority of our outstanding shares, including the sale of our assets or an acquisition of assets pursuant to the currently proposed Acquisition and Sale Transaction or otherwise. This concentration of ownership in our shares by Dr. Tang limits your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us. In addition, sales of significant amounts of ordinary shares held by Dr. Tang, or the prospect of these sales, could adversely affect the market price of our ordinary shares.

Our operations are cash intensive, and our business could be adversely affected if we fail to maintain sufficient levels of liquidity and working capital.

As of December 31, 2016, we had $0.2 million of cash and cash equivalents. Historically, we have spent a significant amount of cash on our operational activities, principally to procure raw materials for our products. Our short-term loans are from Chinese banks and are generally secured by a portion of our fixed assets, land use right, receivables and/or guarantees by related parties. The term of almost all such loans is one year or less. Historically, we have rolled over such loans on an annual basis. However, we may not have sufficient funds available to pay all of our borrowings upon maturity in the future. Failure to roll over our short-term borrowings at maturity or to service our debt could result in the imposition of penalties, including increases in interest rates, legal actions against us by our creditors, or even insolvency.

Although we have been able to maintain adequate working capital primarily through cash from operations and short-term borrowings, any failure by our customers to settle outstanding accounts receivable, or our inability to borrow sufficient capital from local banks, in the future could materially and adversely affect our cash flow, financial condition and results of operations. For example, in 2016, one of our customers in South Korea filed for bankruptcy, which negatively impacted our revenue generated from export.

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

In 2015 and 2016, we generated revenue of approximately $85.0 million and $101.4 million, respectively, or 72.1% and 86.6%, respectively, of our total revenue, from sales of our rare earth coated PC wires and PC strands. We believe that we are the only prestressed steel material manufacturer in the PRC that currently manufactures rare earth coated prestressed steel materials for bridge construction. While we believe that our rare earth coating capabilities provide us with a competitive advantage among our competitors, it is likely that our competitors will seek to develop similar competing products in the near future. Furthermore, in 2015 and 2016, gross margins for our coated products was lower than the gross margins for our plain surface products due, in part, to pricing pressure. We intend to continue to expand research and development efforts to advance our rare earth coating applications even further. In particular, we continued to develop a rare earth coating application for zinc-aluminum alloy coated products, which are more corrosion-resistant than zinc coated products in 2017. However, there can be no assurance that our initial competitive advantage will be retained and that one or more competitors will not develop products that are equal or superior to ours in quality and are better priced than our rare earth coated products.

Our revenues are highly dependent on a limited number of customers and the loss of any one of our major customers could materially and adversely affect our growth and our revenues.

During the years ended December 31, 2016, 2015 and 2014, our six largest customers contributed 81.4%, 74.9% and 61.3% of our total sales, respectively. As a result of our reliance on a limited number of customers, we may face pricing and other competitive pressures, which may have a material adverse effect on our profits and our revenues. The volume of products sold for specific customers varies from year to year, especially since we are not the exclusive provider for any customers. In addition, there are a number of factors, other than our performance, that could cause the loss of a customer or a substantial reduction in the products that we provide to any customer and that may not be predictable. For example, our customers may decide to reduce spending on our products or a customer may no longer need our products following the completion of a project. The loss of any one of our major customers, a decrease in the volume of sales to these customers or a decrease in the price at which we sell our products to them could materially adversely affect our profits and our revenues.

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

We currently purchase almost all of our raw materials from a small number of suppliers. Purchases from our five largest suppliers amounted to 99.1%, 97.7% and 95.1% of our raw material purchases in the years ended December 31, 2016, 2015 and 2014, respectively. In the event that we need to diversify our supplier network, we may not be able to procure a sufficient supply of raw materials at a competitive price, which could have an adverse effect on our results of operations, financial condition and cash flows.

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

In 2016, Chinese Government continued its policy to cut excessive industrial capacity and reform the supply-side of its economy. China has lowered steel production by about 90 million tons in the recent years and will push to cut a further 100 million to 150 million tons over the next 5 years, while strictly controlling steel capacity increases, according to the Chinese government statement announced in January 2016. As a result, the average price of steel products, including our products and principal raw materials, increased in 2016 and reached the highest level in two and a half years. The shortage of coking coal, one of steelmaking raw materials, also led to higher prices. The average selling prices of our products also increased in 2016 and with our advanced payment to suppliers, we were able to lock the raw materials at a lower price, which resulted in higher margin in 2016. We expect steel demand will slightly outpace supply and average price of steel products will continue to rise in 2017.  However, there can be no assurance that we will be able to raise our prices to compensate for the increase in raw materials.

Sales to customers outside China expose us to risks inherent in international sales.

We generated approximately 4.2%, 6.6% and 7.2%, respectively, of our revenue during the years ended December 31, 2016, 2015 and 2014 from sales to customers in international markets. As a result, we are subject to risks and challenges that we would otherwise not face if we conducted our business only in China. For example, in 2009 and 2010, the European Union and the United States imposed anti-dumping duties on imports of certain prestressed wires and wire strands originating in China. These measures had a negative impact on our business and results of operations. In 2016, one of our customers in South Korea filed for bankruptcy, which negatively impacted our revenue generated from export.

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

We are highly dependent on our senior management and other key employees, including our Chairman, Dr. Tang and our Chief Executive Officer and Chief Financial Officer, Mr. Hua. Our future performance will be dependent upon the continued service of members of our senior management and key employees. We do not maintain key man life insurance for any of the members of our management team or other key personnel. Competition for senior management in our industry is intense, and we may not be able to retain our senior management and key personnel or attract and retain new senior management and key personnel in the future, which could materially and adversely affect our business, results of operations and financial condition.

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

Our reporting currency is the U.S. dollar. However, substantially all of our revenues are denominated in RMB. Any significant revaluation of the Renminbi may have a material adverse effect on the U.S. dollar equivalent amount of our revenues and financial condition as well as on the value of, and any dividends payable on, our ordinary shares in foreign currency terms. For instance, a decrease in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our ordinary shares and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ADSs. For 2015 and 2016, we had foreign currency translation loss of $5.8 million and $6.9 million, respectively, primarily due to the material depreciation of the RMB against the U.S. dollar during past two years.

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

On May 19, 2007, the central bank of China, the People’s Bank of China, announced a policy to expand the maximum daily floating range of RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.3% to 0.5%. While the international reactions to the RMB revaluation and widening of the RMB’s daily trading band have generally been positive, with the increased floating range of the RMB’s value against foreign currencies, the RMB may appreciate or depreciate significantly in value against the U.S. dollar or other foreign currencies in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued. On June 19, 2010, the PBOC announced that it has decided to proceed further with the reform of the RMB exchange rate regime to enhance the flexibility of the RMB exchange rate, and that emphasis would be placed on reflecting market supply and demand with reference to a basket of currencies. While so indicating its intention to make the RMB’s exchange rate more flexible, the PBOC ruled out any sharp fluctuations in the currency or a one-off adjustment. On April 16, 2012, the PBOC enlarged the floating band of RMB’s trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.5% to 1% around the middle rate released by the China Foreign Exchange Trade System each day. In February 2014, the center point of the currency’s official trading band hit 6.1146, representing appreciation of more than 11.7% since June 19, 2010. On March 17, 2014, the PBOC announced a policy to further expand the maximum daily floating range of RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market to 2%. In 2016, the RMB became one of five global reserve currencies and entered into the International Monetary Fund’s Special Drawing Rights, alongside the Dollar, Euro, Pound and the Yen. In addition, China's forex reserves fell by $319.8 billion in 2016. In the long term, the RMB may continue to depreciate significantly in value against the U.S. dollar or other foreign currencies, depending on the market supply and demand with reference to a basket of currencies.

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

Banks and other financial institutions in the PRC do not provide insurance for funds held on deposit. The Chinese government implemented the bank deposit insurance program on May 1, 2015. Financial institutions are required to pay insurance premiums into a fund that is managed by an agency appointed by the State Council. The program is designed to return bank clients' deposits if their bank suffers insolvency or bankruptcy. The reimbursement is drawn from the new fund in the case of the deposit being RMB500,000 ($72,077 as of December 31, 2016) or less. However, the implementation and impact of this program are uncertain. As a result, in the event of a bank failure, we may not have access to funds on deposit. Depending upon the amount of money we maintain in a bank that fails, our inability to have access to our cash could impair our operations, and, if we are not able to access funds to pay our suppliers, employees and other creditors, we may be unable to continue our business operations.

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

We do not believe that we were a PFIC for our 2016 taxable year. However, because the determination of our PFIC status is based on such factual matters as the composition of our income and assets, the valuation of our assets, and our market capitalization, there is no assurance that the United Stated Internal Revenue Service (“IRS”) will agree with our position. In addition, there can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2017 or in future taxable years. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ADSs or ordinary shares if we were to become a PFIC. See “Taxation — United States Federal Income Taxation — Tax Consequences if We Are a Passive Foreign Investment Company.”

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

Potential Acquisition of a New Business

In July 2016, we entered into a non-binding letter of intent with America-Asia Diabetes Research Foundation , a California corporation that owns 90.27% of the equity interests of San MediTech (Huzhou) Co. Ltd., a China-based medical device company engaged in the research, development and marketing of glucose control products, and the shareholders of the Foundation. Pursuant to the LOI, we intend to acquire all of the issued and outstanding equity interests of the Foundation in exchange for 81,243,000 of our ordinary shares. Upon completion of the Acquisition, we would indirectly own 90.27% of San MediTech. San MediTech's proprietary Dynamic Glucose Monitoring System provides continuous, real-time monitoring of glucose level in diabetes patients, with two patents granted in China and several patents pending both in China and the U.S. DGMS has been approved by the China Food and Drug Administration and has entered into clinical trials in the U.S. for DGMS.

In connection with the Acquisition, we plan to sell our existing pre-stressed steel manufacturing business, including all existing liabilities, immediately following the completion of the Acquisition. It is expected that an entity affiliated with Dr. Liang Tang, our Chairman, will acquire all of the equity of our wholly-owned subsidiary, which indirectly owns all of our existing operating subsidiaries, in exchange for the forfeiture and cancellation of all 11,889,500 ordinary shares currently held by Dr. Tang.

It is expected that if such transactions are consummated as currently contemplated, our current shareholders, other than the Chairman, will own approximately 8.9% of our issued and outstanding ordinary shares following the consummation of such transactions and the Selling Shareholders will own approximately 91.1% of the issued and outstanding ordinary shares.

The Acquisition and the Sale Transaction are subject to due diligence investigations by the relevant parties, the negotiation and execution of definitive agreements, our receipt of shareholder approval of the transactions and all necessary regulatory approvals, and the satisfaction of other customary closing conditions. There can be no assurance that the Acquisition and the Sale Transaction will be completed as proposed or at all. Both the Acquisition and the Sale Transaction would be subject to the satisfaction of various closing conditions. Furthermore, even in the event that such transactions are completed, there can be no assurance that such transactions will be completed on the same terms as those described above. In the event that such transactions are consummated, the interests of our existing shareholders would be substantially diluted.

Capital Expenditures

We incurred capital expenditures of approximately $17,537, $29,687 and $81,441 for the years ended December 31, 2016, 2015 and 2014, respectively, primarily in connection with maintenance and repair of current production lines. These capital expenditures were financed by proceeds from bank financing and cash provided by operating activities.

Our capacity expansion to add 30,000 tons of annual production capacity for rare earth coated products has been indefinitely suspended due to an extended unfavorable business climate, intense market competition and the uncertainty of financial markets in China.

We expect that our capital expenditures in fiscal year 2017 will be incurred primarily in connection with maintenance and repair of current production lines.

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

During the year ended December 31, 2016, we generated revenue of approximately $101.4 million, or 86.6% of our total revenue (as compared to $85.0 million, or 72.1% of our total revenue, in 2015), from sales of our rare earth coated PC wires and PC strands. We believe that we are the only prestressed steel material manufacturer in the PRC that currently manufactures rare earth coated materials for bridge construction.

While we believe that our rare earth coating capabilities provide us with a competitive advantage among our competitors due to higher strength and higher quality, it is likely that our competitors will seek to develop similar competing products in the near future. We intend to continue to expand research and development efforts to advance our rare earth coating applications even further. In particular, we continued to develop a rare earth coating application for zinc-aluminum alloy coated products in 2016, which are more corrosion-resistant than zinc coated products. However, there can be no assurance that our initial competitive advantage will be retained and that one or more competitors will not develop products that are equal or superior to ours in quality or are better priced than our rare earth coated products. Furthermore, in both 2015 and 2016, the average margin for our coated products was lower than the average margin for our plain surface products. In 2015, it was mainly because the average price of the raw materials purchased for our coated products did not decline as steeply as the average price of the raw materials purchased for our plain surface products, while in 2016 it was mainly because the average price of the raw materials purchased for our coated products increased more than the average price of the raw materials purchased for our plain surface products.

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

Our capacity expansion to add 30,000 tons of annual production capacity for rare earth coated products has been indefinitely suspended due to an extended unfavorable business climate, intense market competition and the uncertainty of financial markets in China.

In 2013, the Chinese market began to adopt zinc-aluminum alloy coated PC wires and PC strands, which have more corrosion-resistance and stronger protective effect than zinc coated PC wires and PC strands. Our research and development department is currently developing a method to apply rare earth materials to the zinc-aluminum alloy coating process. In 2014, 2015 and 2016, we have made progress in developing such product and we will continue our research and development efforts in 2017. We anticipate that additional time will be necessary for such products to pass government inspection and to gain acceptance in the market.

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

Competitive Advantages

Our management believes that the following competitive strengths differentiate us from other domestic and international competitors and are the key factors to our success:

We are taking advantage of industry trends in the bridge infrastructure sectors in the PRC and other international markets

Since 2012, China’s economic growth slowed and the demand for prestressed materials in the infrastructure construction industry in the domestic PRC market decreased. However, we believe there is still much room for growth in China’s infrastructure construction industry, and in particular the construction and restoration of bridges in the PRC that would benefit from the quality and durability of our rare earth coated prestressed materials.

We believe that the Chinese central government will continue to maintain economic growth rate at 6-7% in the next two years by injecting capital into the economy by funding new infrastructure projects.  While we do not believe that the Chinese government will initiate another large scale, comprehensive capital injection, we believe that infrastructure spending will be selectively targeted at developing regions in Central or Western China. Furthermore, through the “One Belt, One Road” initiatives, announced in late 2013, and the Asian Infrastructure Investment Bank launched in December 2015, investments are expected to be made during the next decade to construct new bridges and new railroads. We believe that these developments should create bidding opportunities for us and we expect the market will continue to recover gradually in 2017 and beyond.

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

Efficient proprietary production technology

We continually pursue technological improvements to our manufacturing processes via our strong in-house development teams. We own thirty-one patents granted by the State Intellectual Property Office of the PRC, including four invention patents and twenty-seven utility model patents as of April 1, 2017. In addition, we have applied for six invention and six utility model patents, which are currently pending. These patents and patent applications are intended to protect our technologies, including production processes of various wire ropes, pickling methods for steel wire materials and devices designed for the production of steel wire. Our research and development efforts have generated technological improvements that have been instrumental in controlling our production costs and increasing our operational efficiency, most notably with respect to the development of our rare earth coated materials.

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

We generated approximately 4.2% and 6.6%, respectively, of our revenue during the years ended December 31, 2016 and 2015 from sales to customers in international markets (including primarily Japan, Vietnam, South Korea, New Zealand, Australia, Bangladesh, Chile, Costa Rica, and Brunei), primarily for use in the construction of bridges. Due to the anti-dumping measures imposed by the United States and European Union and increased demand for our products in the PRC market and these other markets, we do not intend to reestablish a presence in the United States or the European Union at the levels we experienced in 2008 in the near future. However, if opportunities arise in the U.S. or EU markets or in other international markets for us to win bids on projects or to reengage with former customers or establish relationships with new customers, we would pursue such opportunities.

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

Competition

China is one of the world’s largest producers and markets for prestressed steel materials. In 2014, 2015 and 2016, our sales were predominantly to customers located in the PRC, and as a result, our primary competitors were PRC domestic companies.

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

Competition among PRC manufacturers of zinc coated prestressed products in China is limited to only four companies. Our main competitors for these products are Baosteel Group Shanghai Ergang Co. Ltd., Shuangyou Eaststeel and Jiangyin Walsin Steel Cable Co. Ltd. Furthermore, we believe that we are the only Chinese rare earth coated prestressed material manufacturer. While we believe that our rare earth coating capabilities provide us with a competitive advantage among our competitors, it is likely that our competitors will seek to develop similar competing products in the near future. We intend to continue to expand research and development efforts to advance our rare earth coating applications even further. In particular, we continued to develop a rare earth coating application for zinc-aluminum alloy coated products, which are more corrosion-resistant than zinc coated products in 2016. However, there can be no assurance that our initial competitive advantage will be retained and that one or more competitors will not develop products that are equal or superior to ours in quality or are better priced than our rare earth coated products.

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

The suppliers that supplied us with a significant percentage of our raw materials for the past three years were Jiangsu Shagang Group Co., Ltd., Jiangyin Runde Logistics Co., Ltd., Beijing Baosteel Northern Trading Co., Ltd, Zhangjiagang Free Trade Zone,, and Shanghai Chemical Industry Supply and Marketing Co., Ltd. and all are based in China.

Purchases from our five largest suppliers amounted to 99.1%, 97.7% and 95.1% of our raw material purchases in 2016, 2015 and 2014, respectively.

We are not dependent on any one of our suppliers, as we are able to source raw materials from alternative vendors should the need arise. We have not experienced significant production disruptions due to a supply shortage from our suppliers, nor have we had any major dispute with a material supplier.

Volatility of Price of Raw Materials

We have no long-term, fixed-price steel purchase contracts. When steel prices increase competitive conditions will influence how much of the price increase we can pass on to our customers. To the extent we are unable to pass on future price increases in our raw materials to our customers, the revenues and profitability of our business could be adversely affected. When steel prices decline, customer demands for lower prices and our competitors' responses to those demands could result in lower sale prices, lower margins and inventory valued at the lower of cost or market adjustments as we use existing steel inventory. Significant or rapid declines in steel prices or reductions in sales volumes could result in us incurring inventory or goodwill impairment charges. Therefore, changing steel prices could significantly impact our revenues, gross margins, operating income and net income. In 2016, Chinese Government continued its policy to cut excessive industrial capacity and reform the supply-side of its economy. China has lowered steel production by about 90 million tons in the recent years and will push to cut a further 100 million to 150 million tons over the next 5 years, while strictly controlling steel capacity increases, according to the Chinese government statement announced in January 2016. As a result, the average price of steel products, including our products and principal raw materials, increased in 2016 and reached the highest level in two and a half years. The shortage of coking coal, one of steelmaking raw materials, also led to higher prices. The average selling prices of our products also increased in 2016 and with our advanced payment to suppliers, we were able to lock the raw materials at a lower price, which resulted in higher margin in 2016. We expect steel demand will slightly outpace supply and steel price will continue to rise in 2017.

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

Our marketing team develops strategies for the short-term and long-term by obtaining first-hand information about our products’ market positioning, monitoring national macro-economic policies, inquiring about current and future market needs, following the progress of existing projects and the satisfaction of existing customers. In addition, our technicians and marketing specialists regularly visit governmental departments, construction development companies, design institutes, supervision institutions, national construction quality inspection institutions and builders to promote new products. We have also joined the PRC national bridge exhibition for marketing purposes.

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

In 2016, 2015 and 2014, sales to our six largest customers, in the aggregate, accounted for approximately 81.4%, 79.5% and 74.9% of our total sales, respectively. The following table provides the name of each customer that contributed to 10% of our revenues in each of 2014, 2015 and 2016 and the percentage of our revenues generated from such customers during these periods.

Name of Customer	2016 Revenues	2015 Revenues	2014 Revenues
	(%)	(%)	(%)

Zhangjiagang Shajing Iron and Steel Trading Co., Ltd.**	43.52%	22.7%	*	%

Jiangsu Jinrun Steel Cable Co., Ltd.	*	*	14.4%

Wuhan Weikaer Steel Wire Product Co., Ltd.	10.2%	12.1%	20.2

Zhejiang Kexin Engineering Material Co., Ltd.	*	*	12.5

Wuhan Steel & Iron Jiangbei Group Metal Products Co., Ltd.	*	15.1%	16.5

Wuhan Xianggang Metal Products Co., Ltd.	10.1%	16.2%	*

* Less than 10% of our annual revenues.

** Zhangjiagang Ruifeng Iron and Steel Co., Ltd. changed its name to Zhangjiagang Shajing Iron and Steel Trading Co., Ltd. in 2013.

The following table describes the breakdown of our sales in 2016, 2015 and 2014 between our domestic and international customers.

	For the Year Ended December 31,
	2016	2015	2014
Domestic Sales	$112,119,286	$110,109,028	$115,256,175

International Sales	4,909,868	7,799,388	8,315,280

Total Sales	$117,029,154	$117,908,416	$123,571,455

Research and Development

Our research and development efforts are focused on three objectives:

·	Superior product safety and quality;

·	Reduction of operating costs; and

·	Sustaining growth through the development of new products.

We have a research and development team at each of our facilities. In total, nineteen employees are dedicated to research and development. We spent $3.9 million, $3.4 million and $3.9 million in 2016, 2015 and 2014, respectively, on our research and development activities to customize products for new or existing customers and develop new products such as rare earth zinc-aluminum coated products. The nature of our research and development activities needed for our product development is generally not cash intensive. In addition, a portion of the work is conducted by organizations and universities with which we have a collaborative relationship.

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

Patents

As of April 1, 2017, we have thirty-one patents registered with the State Intellectual Property Office of the PRC, including four invention patents and twenty-seven utility model patents. In addition, we have applied for an additional six invention and six utility model patents as of April 1, 2017.

During 2016 and the first quarter of 2017, two pending utility model patents and one pending invention patent were approved by the State Intellectual Property Office.

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

The following table provides the name, the application number or patent number, the name of the applicant or patent holder and the status of each of our registered utility model patents and utility model patent applications, and the expiration dates of our registered utility model patents:

Name	Application No. /Patent No.	Applicant /Patent Holder	Status	Expiration Date

Oiling Device for PC Strand	ZL200820185079.x	Ossen Materials	Registered	08/21/2018

Infrared Safety Control Device for Lift Truck	ZL200820185081.7	Ossen Materials	Registered	08/21/2018

Device Designed to Control Smoke by Temperature	ZL200820185082.1	Ossen Materials	Registered	08/21/2018

Device Designed to Control Water Temperature When Phosphatizing the PC Strand	ZL200920233724.5	Ossen Materials	Registered	07/29/2019

Device for Testing Center Steel Wire Broken for Stranded Wire	ZL200920233725.x	Ossen Materials	Registered	07/29/2019

Device Designed to Test Temperature of Steel Wire When Drawing the Stranded Wire	ZL200920233726.4	Ossen Materials	Registered	07/29/2019

Steel Wire Joint Machine with Pressure Detecting Function	ZL200920233728.3	Ossen Materials	Registered	07/29/2019

Automatic Paper Rolling Device of Asphalt Paper	ZL200920233729.8	Ossen Materials	Registered	07/29/2019

Aerial Overhaul Platform for Forklift	ZL200920233730.0	Ossen Materials	Registered	07/29/2019

Name	Application No. /Patent No.	Applicant /Patent Holder	Status	Expiration Date

Skid Used When Packing PC Strand	ZL200920233731.5	Ossen Materials	Registered	07/29/2019

Inductive Water Saving Device	ZL201220218155.4	Ossen Materials	Registered	06/25/2021

Anti-Impact Gear	ZL201220217756.3	Ossen Materials	Registered	06/23/2021

Lock Device for PC Strand Production Wheel	ZL201220218156.9	Ossen Materials	Registered	06/25/2021

New Dies for Wire Drawing	ZL201320723167.7	Ossen Materials	Registered	12/24/2022

Energy-saving Device for Acid Mist Drainage	ZL201320722838.8	Ossen Materials	Registered	12/24/2022

Cold Assembly Mould	ZL201420023335.0	Ossen Materials	Registered	1/14/2024

Prestressed Strand Spreader	ZL201420023447.6	Ossen Materials	Registered	1/14/2024

Pickling Pool Electric Heating Control System	ZL201620087931.4	Ossen Materials	Registered	1/26/2026

Air Compressor Motor Protection System	ZL201620087953.0	Ossen Materials	Registered	1/26/2026

Furnace for Zinc Coating Process	ZL201320200197.4	Ossen Jiujiang	Registered	4/18/2023

Actinomycetes Machine Discharge Line Protection Devices	ZL201320200077.4	Ossen Jiujiang	Registered	4/18/2023

Strand Actinomycetes Devices	ZL201320200171.X	Ossen Jiujiang	Registered	4/18/2023

Cooling Device with Distilled Water for Medium Frequency Furnace	ZL201320199776.1	Ossen Jiujiang	Registered	4/18/2023

U-shape Hot Galvanizing Furnace	ZL201420532006.9	Ossen Jiujiang	Registered	9/16/2024
Plastic Particle Drying Mixer	ZL201420798062.7	Ossen Jiujiang	Registered	12/16/2024

Multi-functional Line Traction Machine for Steel Wire Stabilization Processing Production Line	ZL201420798307.6	Ossen Jiujiang	Registered	12/16/2024

Dust Removing Device for Surface Treatment for Drawing Steel Wire	ZL201420798232.1	Ossen Jiujiang	Registered	12/16/2024

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

Environmental Matters

The Environmental Protection Law, promulgated by the National People’s Congress on December 26, 1989, is the primary law for environmental protection in China. The law establishes basic principles for coordinated advancement of economic growth, social progress and environmental protection, and defines the rights and duties of governments at all levels. Local environmental protection bureaus may set stricter local standards than the national standards and enterprises are required to comply with the stricter of the two sets of standards. Due to the nature of our business, we produce certain amounts of waste water, gas and solid waste materials during the course of our production. We believe that we are in compliance in all material respects with applicable PRC laws and regulations. All of our products meet the relevant environmental requirements under PRC laws and during the three years ended December 31, 2016, 2015 and 2014, we were not subject to any fines or legal action involving non-compliance with any relevant environmental regulation, nor are we aware of any threatened or pending action, including by any environmental regulatory authority.

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

Employees

As of December 31, 2016, 2015 and 2014, we had 191, 204 and 201 full-time employees. As of April 1, 2017, we had 191 full-time employees.

The following table shows the breakdown in numbers and percentages of employees by department as of December 31, 2016:

Functions	Number of employees	% of total

Manufacturing	101	53%
Technology	23	12%
Research & Development	19	10%
Quality Control	6	3%
General Administration, Purchasing, Sales and Marketing	42	22%
Total	191	100%

We have not experienced any significant labor disputes and consider our relationship with our employees to be good. Our employees are not covered by any collective bargaining agreement.

We have established an employee welfare plan in accordance with the relevant PRC laws and regulations. Our total expenses for this plan were approximately $276,044, $231,014 and $197,832 in 2016, 2015 and 2014, respectively.

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

Our Shareholders

Dr. Tang, our chairman, owns 100% of the shares of Effectual Strength Enterprises Ltd., a British Virgin Islands company, which currently owns approximately 60.1% of our outstanding ordinary shares. The spouse of our chief executive officer, Wei Hua, owns 100% of the shares of Fascinating Acme Development Ltd., which owns approximately 3.0% of our outstanding ordinary shares. The spouse of the chief executive officer of Ossen Material Research (formerly Shanghai ZFX), which is an affiliated company of ours that supplies us with raw materials, owns 100% of the shares of Gross Inspiration Development Ltd., which owns approximately 3.0% of our outstanding ordinary shares. In December 2011, 5 million shares were issued in our initial public offering. Currently we have approximately 30.1% of our ordinary shares, or 5,950,610 shares, trading on NASDAQ in the form of ADS’s. The holders of the remaining approximately 3.8% of our shares are investors that are residents of the PRC and are unaffiliated with Ossen.

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

Topchina is a British Virgin Islands limited liability company organized on November 3, 2004. Ossen Materials and Topchina directly own an operating subsidiary in China, Ossen (Jiujiang) New Materials Co., Ltd., or Ossen Jiujiang. As of December 31, 2016, Ossen Materials owns 20.5% of the equity of Ossen Jiujiang and Topchina owns 79.5%.

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

As of December 31, 2016, our production facility in Maanshan City had a total gross floor area of approximately 47,356 square meters and we employed 42 production personnel at that facility. Our Maanshan facility contained seven production lines with an annual production of approximately 134,017 tons in 2016. As of December 31, 2016, our production facility in Jiujiang City had a total gross floor area of approximately 58,780 square meters and we employed 59 production personnel at that facility. Our Jiujiang facility contained eleven production lines with an annual production of approximately 143,091 tons in 2016. Historically, we have not experienced any form of disruption in our production facilities. The total tonnage we manufactured was more than 140,000 tons because a portion of our sold products were intermediate products.

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

Important Factors Affecting our Results of Operations and Existing Trends

Migration of Our Business to the Domestic PRC Market

Our results of operations depend in part on the proportion of international sales to domestic sales that we attain during a particular financial reporting period. Sales to international customers have historically generated profit margins that are approximately 2% to 5% higher on average than sales to domestic customers. In addition, we have historically collected a significant percentage of revenues generated by international sales by letter of credit, which enables us to convert accounts receivable into cash more quickly. Between 2013 and 2015, the Chinese government followed a prudent monetary policy and was conservative in lending to certain industries, including steel industry and our domestic customers. In 2016, the Chinese government’s policy in lending is slightly less conservative compared to 2015. As a result, our domestic customers were able to pay our accounts receivables faster than 2014 and 2015, and our average Days Sales Outstanding was approximately 126, 150 and 150 days in 2016, 2015 and 2014, respectively.

Our current business model is to continue focusing on the domestic PRC market, while selectively pursuing international opportunities when appropriate. Under existing PRC governmental policies, especially the newly announced “One Belt, One Road” initiatives, significant investments are expected to be made during the next decade to construct many new bridges and new railroads.

We generated approximately 4.2%, 6.6% and 6.7%, respectively, of our revenue during the years ended December 31, 2016, 2015 and 2014 from sales to customers in international markets including primarily Vietnam, South Korea, Japan, New Zealand, Australia, Bangladesh, Brunei, Costa Rica, and Chile, primarily for use in the construction of bridges. The decrease in 2016 was primarily due to one of our customers in South Korea filed for bankruptcy. In October 2013, we were awarded a Japanese Industrial Standards (JIS) certificate. This certification allows us to sell our SWPR7BL prestressed concrete strands in Japan. We then successfully completed a renovation project for our dedicated epoxy pre-stressed strand. This renovation allowed us to secure more high-value, high margin orders, particularly from the Japanese marketplace. In 2015, our major Japanese customer won the bid for the construction of Tokyo New National Stadium for 2020 Tokyo Olympic Game and we are one of two suppliers to provide plain surface prestressed steel products to this Japanese customer. As a result of this, our export of plain surface prestressed steel products to the Japanese market increased in 2016 and we anticipate that it will continue to increase in 2017 as the 2020 Tokyo Olympic Games approach. Due to the anti-dumping measures imposed by the United States and European Union and increased demand for our products in these other markets, we do not intend to reestablish a presence in the United States or the European Union at the levels we experienced in 2008 in the near future. However, if opportunities arise in the U.S. or EU markets or in other international markets for us to win bids on projects or to reengage with former customers or establish relationships with new customers, we would pursue such opportunities.

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

However, the margins for our plain surface products surpassed the margins for our coated products in 2014, 2015 and 2016. In 2014, 2015 and 2016, the average gross margin of plain surface products was approximately 11.9%, 17.5% and 21.0% and the average gross margin of our coated products, including rare earth coated and zinc coated products, was approximately 10.6%, 12.7% and 11.6%, respectively. The increase in average gross margin of plain surface PC strands in 2016 was mainly due to the orders in this year were mainly retail orders, which normally have higher gross profit margin than the wholesale orders. In 2016, the decrease in average gross margin of coated products was mainly due to the increase of purchase price of raw materials of coated products. In 2014 and 2015, the average gross margin of coated products, including zinc coated products and rare earth coated products, was lower than plain surface products mainly because the average price of the raw materials purchased for our coated products did not decline as steeply as the average price of the raw materials purchased for our plain surface products. In 2016, coated products had lower gross margin mainly because the average price of the raw materials purchased for our coated products increased more than the average price of the raw materials purchased for our plain surface products.

As an overall percentage of sales, sales of our coated products increased from 81.0% in 2015 to 93.6% in 2016 and 92.5% and 89.0%, respectively, of our coated product sales in the years ended December 31, 2016 and December 31, 2015 were sales of rare earth coated products and the remaining 7.5% and 11.0%,%, respectively, were zinc coated products.

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

When steel prices decline, customer demands for lower prices and our competitors' responses to those demands could result in lower sale prices and, consequently, lower margins. Significant or rapid declines in steel prices or reductions in sales volumes could result in us incurring inventory or goodwill impairment charges. Changing steel prices therefore could significantly impact our net sales, gross margins, operating income and net income. In 2010 and 2011, the impact of steel price fluctuation on our results of operations was immaterial. In 2012, our average raw material price decreased because China’s steel price decreased as a result of the soft demand in domestic market and high inventory of the industry and we manufactured and sold products which required lower grade and lower price raw materials compared to 2011. In 2014 and 2015, steel supply continued to outpace demand as China’s economic growth slowed and growth in steel demand in China remained weak. The price of all of our principal raw materials decreased in 2014 and 2015 due to the market condition of steel industry in China. However, since raw materials purchased for our rare earth and zinc coated products are produced by only a select few steel manufacturers, the average price of these raw materials was not as volatile as other steel products, and the decline is not as much as those that are mass produced such as raw materials for plain surface products in 2014 and 2015. In 2016, Chinese Government continued its policy to cut excessive industrial capacity and reform the supply-side of its economy, while strictly controlling steel capacity increases. As a result, the average price of steel products, including our products and principal raw materials, rallied in 2016 and reached the highest level in two and a half years. The shortage of coking coal, one of steelmaking raw materials, also led to higher prices. We expect steel demand will slightly outpace supply and steel price will continue to rise in 2017.

We currently purchase almost all of our new materials from a very small number of suppliers. Purchases from our five largest suppliers amounted to 99.1%, 97.7% and 95.1% of our total raw material purchases in 2016, 2015 and 2014, respectively. To date, we have been able to obtain favorable pricing and delivery terms from these suppliers. However, if we were to increase the scale of our production, we may need to further diversify our supplier network and, as a result, may not be able to obtain favorable pricing and delivery terms from new suppliers.

Slow Growth of the Chinese Economy

We operate our manufacturing facilities in China and derive the majority of our revenues from sales to customers in China. As such, economic conditions in China affect virtually all aspects of our operations, including the demand for our products, the availability and prices of our raw materials and our other expenses. Although the economy in China has grown significantly in the past decades, any slow-down of economic growth in China could reduce expenditures for infrastructure, which in turn may adversely affect our operating results and financial condition. For example, the weakness in the economy could reduce the investment in infrastructure, which, in turn, could result in demand for our products and our revenues may decline. Furthermore, any financial turmoil affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all.

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

Income Taxes. Ossen Materials and Ossen Jiujiang have been recognized by their respective local government agencies as high-tech enterprises. As a result, both subsidiaries were subject to an income tax rate of 15% under relevant PRC income tax laws in 2014, 2015 and 2016.

Results of Operations

The following table sets forth the key components of our results of operations for the periods indicated, in dollars and as a percentage of revenue.

			For the Year Ended December 31,
	2016	% of Revenue	2015	% of Revenue	2014	% of Revenue
Revenues	117,029,154	100.0%	117,908,416	100.0%	123,571,455	100.0%
Cost of Goods Sold	100,932,528	86.2%	102,197,994	86.7%	110,250,876	89.2%
Gross profit	16,096,626	13.8%	15,710,422	13.3%	13,320,579	10.8%
Selling expenses	734,159	0.6%	986,378	0.8%	772,383	0.6%
General and administrative expenses	6,376,383	5.4%	4,478,413	3.8%	6,340,584	5.1%
Total operating expenses	7,110,542	6.1%	5,464,791	4.6%	7,112,967	5.8%
Income from operation	8,986,084	7.7%	10,245,631	8.7%	6,207,612	5.0%
Financial expenses, net	(2,827,138)	-2.4%	(2,823,952)	-2.4%	(2,401,268)	-1.9%
Other income, net	90,584	0.1%	371,894	0.3%	907,941	0.7%
Income before income taxes	6,249,530	5.3%	7,793,573	6.6%	4,714,285	3.8%
Income Taxes	(926,048)	-0.8%	(1,180,167)	-1.0%	(578,727)	-0.5%
Net Income	5,323,482	4.5%	6,613,406	5.6%	4,135,558	3.3%

Less: net income attributable to non-controlling interest	499,509	0.4%	716,602	0.6%	276,682	0.2%
Net income attributable to controlling interest	4,823,973	4.1%	5,896,804	5.0%	3,858,876	3.1%
Other comprehensive income- Foreign currency translation gain (loss)	(6,975,100)	-6.0%	(5,829,470)	-4.9%	779,135	0.6%
Total other comprehensive income (loss)	(6,975,100)	-6.0%	(5,829,470)	-4.9%	779,135	0.6%
Comprehensive Income	(2,151,127)	-1.8%	67,334	0.1%	4,638,011	3.8%

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Revenues. During the year ended December 31, 2016, we had revenues of approximately $117.0 million as compared to revenues of approximately $117.9 million during year ended December 31, 2015, a decrease of approximately $0.9 million, or 0.8%. The slight decrease in our revenues during the year ended December 31, 2016 was mainly attributable to a 67.9% decrease in sales of plain surface PC strands, a 21.6% decrease in sales of zinc coated products, and a 63.4% decrease in other products, partially offset by an increase in sales of rare earth coated PC wires and PC strands.

The following table provides a breakdown of our revenues during the years ended December 31, 2016 and 2015, respectively:

	Year ended December 31,
	2016		2015
	Revenue ($)	% of Total Revenue	Revenue ($)	% of Total Revenue	Difference
Products:
Plain surface PC strands	5,256,109	4.5%	16,394,864	13.9%	-67.9%
Zinc coated PC wires and PC strands	8,195,801	7.0%	10,459,026	8.9%	-21.6%
Rare earth coated PC wires and PC strands	101,361,992	86.6%	85,007,683	72.1%	19.2%
Others	2,215,252	1.9%	6,046,843	5.1%	-63.4%
Total	117,029,154	100%	117,908,416	100%	-0.7%

In 2016, the demand for our rare earth coated PC wires and PC strands continue to recover and the demand for our higher strength and higher margin rare earth coated products improved compared to 2015. As a result, the sales of rare earth coated PC wires and PC strands increased by $16.4 million, or 19.2%, to $101.4 million for the year of 2016. However, revenues of our plain surface products and zinc coated products decreased due to our business strategy to focus on rare earth coated products. The average steel price recovered in 2016 due to the government policy to cut excess capacity.

The sales of zinc coated PC wires and PC strands were $8.2 million during the year ended December 31, 2016, a decrease of 21.6%, compared to the year ended December 31, 2015. The decrease of sales generated by zinc coated products in 2016 was primarily due to our strategy to focus on rare earth coated products in 2016.

The sales of plain surface PC strands and PC wires were $5.3 million during the year ended December 31, 2016, a decrease of $11.1 million, or 67.9%, compared to the year ended December 31, 2015. This decrease of sales generated by plain surface PC strands and PC wires was primarily due to our focus on rare earth coated products and the decline in sales to wholesale market during the period.

Other sales were $2.2 million during the year ended December 31, 2016, a decrease of $6.0 million, or 63.4%, compared to the year ended December 31, 2015. This decrease was primarily due to less spare raw materials sold in 2016 compared to 2015 and the decrease of service revenue.

Cost of Goods Sold. Cost of goods sold was approximately $100.9 million during the year ended December 31, 2016, as compared to approximately $102.2 million during the year ended December 31, 2015, representing a decrease of 1.3%, or approximately $1.3 million. This decrease primarily resulted from the slight decrease of revenues As a percentage of revenues, cost of goods sold decreased from 86.7% to 86.2% during the year ended December 31, 2016.

Gross Profit and Gross Margin. Our gross profit is equal to the difference between our revenues and our cost of goods sold. Our gross profit increased 2.5% to approximately $16.1 million during the year ended December 31, 2016, from approximately $15.7 million for the same period in 2015. For the years ended December 31, 2016 and 2015, our gross margin was 13.8% and 13.3%, respectively. The slight increase of gross margin was primarily due to the lower than average price of raw materials locked by advance payment to suppliers.

Selling Expenses. Selling expenses totaled $0.7 million for the year ended December 31, 2016, as compared to $1.0 million for the year ended December 31, 2015, a decrease of 25.6%. This decrease was primarily due to lower transportation cost associated with lower revenue from export in 2016.

General and Administrative Expenses. General and administrative expenses totaled $6.4 million for the year ended December 31, 2016, as compared to $4.5 million for the year ended December 31, 2015, an increase of 42.4%. The increase in 2016 was primarily due to higher research and development cost and higher bad-debt provision in 2016.

Operating Income. As a result of the foregoing, operating income for the year ended December 31, 2016 was approximately $9.0 million, a decrease of 12.3% as compared to approximately $10.2 million for the same period in 2015. This decrease was primarily due to an increase in research and development expenses and an increase in bad-debt provision. As a percentage of net sales, operating income decreased from 7.7% to 8.7% during the year ended December 31, 2016.

Income Taxes. We incurred income tax expenses of $0.9 million and $1.2 million in the fiscal years ended December 31, 2016 and 2015, respectively. Ossen Materials and Ossen Jiujiang were subject to a 15% tax rate as the result of being designated as high-tech enterprises through 2018.

Net Income. As a result of the foregoing, our net income totaled approximately $5.3 million for the year ended December 31, 2016, as compared to approximately $6.6 million for the year ended December 31, 2015, a decrease of 19.5%.

Net Income Attributable to Non-controlling Interest. We own 81% of Ossen Materials and 96.1% of Ossen Jiujiang in the aggregate. Net income attributable to non-controlling interest represents the net income attributable to the holders of the remaining shares.

Foreign Currency Income (Loss). For the year ended December 31, 2016, foreign currency exchange loss was $6.9 million, compared to foreign currency exchange loss of $5.8 million, for the year ended December 31, 2015.

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

Contracts with distributors do not offer any chargeback or price protection. The Company experienced no product returns and recorded no reserve for sales returns for the years ended December 31, 2016, 2015 and 2014.

Research and Development

Research and development costs are expensed as incurred and totaled approximately $3,869,277, $3,404,333 and $3,914,918 for the years ended December 31, 2016, 2015 and 2014, respectively. Research and development costs are included in general and administrative expenses in the accompanying statements of operations. Research and development costs are incurred on a project specific basis.

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

The Company also follows FASB ASC 740, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2016, the Company did not have a liability for unrecognized tax benefits.

The Company has not provided for income taxes on accumulated earnings amounting $54,590,589 that are subject to the PRC dividend withholding tax as of December 31, 2016, since these earnings are intended to be permanently reinvested.

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

Accounts Receivable

Accounts receivable are carried at net realizable value. The Company reviews its accounts receivables on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s historical payment history, its current credit-worthiness and current economic trends. Accounts are written off after exhaustive efforts at collection. If accounts receivable are to be provided for, or written off, they would be recognized in the consolidated statement of operations within operating expenses. Balance of allowance of doubtful accounts was $985,990 and $738,101 at December 31, 2016 and 2015, respectively. The increase was mainly due to the increase of accounts receivable aging over 1 year.

Inventories

Inventories are stated at the lower of cost or net realizable value, which is based on estimated selling prices less any further costs expected to be incurred for completion and disposal. Cost of raw materials is calculated using the weighted average method and is based on purchase cost. Work-in-progress and finished goods costs are determined using the weighted average method and comprise direct materials, direct labor and an appropriate proportion of overhead. The Company considers a provision for excess, obsolete, or slow-moving inventory based on changes in customer demand, technology developments or other economic factors. At December 31, 2016 and 2015, the Company has $120,347 and nil reserve for inventories.

Advance to Suppliers

Advance to Suppliers represents interest-free cash paid in advance to suppliers for purchases of raw materials. The balance of advance to suppliers was $46,729,285 and $55,730,089 at December 31, 2016 and 2015, respectively. Among the balance of $46,729,285, the aging of $13,112,588 was within 60 days, $25,460,073 was between 60-90 days and $8,156,624 was over 90 days. No allowance was provided for the prepayments balance at December 31, 2016.

In 2016, the PRC steel industry was still in a process of reducing inventory. We were able to receive raw materials delivered by our suppliers in 2016 at a discounted price, locked in by prepayments. We expect to continue gradually reducing our balance of advance to suppliers once market conditions improve.

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

No impairment loss is subsequently reversed even if facts and circumstances indicate recovery. There was no impairment loss recognized for the years ended December 31, 2016, 2015 and 2014.

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

Recently Issued Accounting Pronouncements

In January 2017, the FASB issued Accounting Standards Update (“ASU”) No. 2017-04, “Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment” (“ASU 2017-04”), which removes Step 2 from the goodwill impairment test. An entity will apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a reporting unit's carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The new guidance does not amend the optional qualitative assessment of goodwill impairment. Public business entity that is a U.S. Securities and Exchange Commission filer should adopt the amendments in this ASU for its annual or any interim goodwill impairment test in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We are currently evaluating the impact of the adoption of ASU 2017-04 on our consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash” (“ASU 2016-18”), which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this ASU do not provide a definition of restricted cash or restricted cash equivalents. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. We are currently evaluating the impact of the adoption of ASU 2016-18 on our consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”), which addresses the following eight specific cash flow issues: debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (including bank-owned life insurance policies; distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. We are currently evaluating the impact of the adoption of ASU 2016-15 on our consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”). Financial Instruments—Credit Losses (Topic 326) amends guideline on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities. For assets held at amortized cost basis, Topic 326 eliminates the probable initial recognition threshold in current GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available-for-sale debt securities, credit losses should be measured in a manner similar to current GAAP, however Topic 326 will require that credit losses be presented as an allowance rather than as a write-down. ASU 2016-13 affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in this ASU will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. We are currently evaluating the impact of the adoption of ASU 2016-13 on our consolidated financial statements.

In April 2016, the FASB issued ASU No. 2016-09, “Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting” (“ASU 2016-09”), which simplifies several aspects of the accounting for employee share-based payment transactions. The areas for simplification in ASU 2016-09 include the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments in this ASU will be effective for annual periods beginning after December 15, 2016 and interim periods within those annual periods. Early adoption is permitted. We are currently evaluating the impact of the adoption of ASU 2016-09 on our consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). The amendments in this update create Topic 842, Leases, and supersede the leases requirements in Topic 840, Leases. Topic 842 specifies the accounting for leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. The main difference between Topic 842 and Topic 840 is the recognition of lease assets and lease liabilities for those leases classified as operating leases under Topic 840. Topic 842 retains a distinction between finance leases and operating leases. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases in the previous leases guidance. The result of retaining a distinction between finance leases and operating leases is that under the lessee accounting model in Topic 842, the effect of leases in the statement of comprehensive income and the statement of cash flows is largely unchanged from previous GAAP. The amendments in ASU 2016-02 are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years for public business entities. Early application of the amendments in ASU 2016-02 is permitted. We are currently in the process of evaluating the impact of the adoption of ASU 2016-02 on our consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”). The amendments in this update require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments in this update also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition the amendments in this update eliminate the requirement for to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public entities. For public business entities, the amendments in ASU 2016-01 are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Except for the early application guidance discussed in ASU 2016-01, early adoption of the amendments in this update is not permitted. We do not expect the adoption of ASU 2016-01 to have a material impact on our consolidated financial statements.

5B. Liquidity and Capital Resources

  We have historically met our working capital and capital expenditure requirements by using both net cash flow from operations and by bank borrowings, including loans from banks and bank acceptance notes. In 2014, in addition to bank borrowings, our subsidiary in Maanshan, Ossen Materials, completed a private placement of approximately $16.2 million in aggregate principal amount of notes to certain accredited investors in China. The notes bore a fixed interest rate of 10.75% per annum, payable annually in arrears, and was repaid on September 2, 2016 with income from operations and short-term bank loans. We expect to finance our operations and working capital needs in the near future from cash generated from operations and short-term borrowings, including lines of credit from local banks, which can be utilized to fund our short term operation and fulfill liabilities.

Our cash and cash equivalents, which are denominated in RMB, were approximately $0.2 million at December 31, 2016, as compared to $0.8 million at December 31, 2015 and $0.7 million at December 31, 2014. Our restricted cash was approximately $6.7 million at December 31, 2016, as compared to $8.8 million at December 31, 2015 and $17.6 million at December 31, 2014. For the years ended December 31, 2014, 2015 and 2016, we used a significant portion of our cash reserve to purchase raw materials to satisfy our production needs and to maintain satisfactory levels of inventory. In addition, since 2013, we have been required to provide cash deposits, instead of bank guarantee letters, when we bid for projects, which results in further pressure on our working capital. Yet, during this time period, local banks have generally maintained tighter lending policies than in the past, thereby limiting our ability to borrow funds in order to win bids that we believe we otherwise could have won. Although our production facilities are running at full capacity, the bids we are losing due to lack of up-front cash deposit may be more profitable than the ones we are winning, which could negatively impact our overall revenue and profitability. In 2014, 2015 and 2016, we were able to generate net profits and positive cash flow from operating activities. We believe that our cash reserves, together with expected cash flow from operations and short-term loans, are sufficient to allow us to continue to operate for the next 12 months. For details of our bank loans and notes payables please see “Bank Loans and Bank Acceptance Notes” below.

We had $8.4 million of accounts receivable aged over 180 days as of December 31, 2015. We had $2.7 million of accounts receivable aged over 180 days as of December 31, 2016. As of April 1, 2017, we have collected approximately $5.3 million of such receivables. The remaining approximately $32.0 million of uncollected accounts receivable are mainly from construction companies that have long-term business relationship with us. Based on our historical experience, most of these projects are government sponsored programs and we are confident that we will be able to collect the balance when the projects are completed.

We believe that current cash balances, future cash provided by operations, and amounts available under our line of credit or bank borrowings will be sufficient to cover our operating and capital needs in the ordinary course of business for the foreseeable future. If we experience an adverse operating environment or unanticipated and unusual capital expenditure requirements, additional financing may be required. No assurance can be given, however, that additional financing, if required, would be available at all or on favorable terms. We might also require or seek additional financing for the purpose of bidding new projects growing our existing markets, or for other reasons. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

Accounts Receivable

In 2014, 2015 and 2016, the accounts receivable collection period of our domestic customers was approximately 150, 150, and 126 days after receiving the materials at their construction site, respectively. Our accounts receivable decreased to $43.2 million at December 31, 2015 from $53.8 million at December 31, 2014 as a result of the collection of long aging accounts receivable during 2015. As of December 31, 2016, our accounts receivable decreased to $37.3 million from $43.2 million at December 31, 2015. The decrease was primarily due to the slightly improved marketing condition in 2016, which positively affected the timing of our customers’ payments to us.

The average Days Sales Outstanding (“DSO”) of 2015 and 2016 were 150 days and 126 days, respectively. The DSO as of December 31, 2015 and 2016 were 133 days and 116 days, respectively. The decrease in DSO as of December 31, 2016 was primarily due to the faster payments from our customers during 2016.

The following table describes the aging of our accounts receivable during 2015 and 2016:

As of Date	Account Receivables Balance (in US Dollars)	<60 days	60-90 days	90-180 days	>180 days

December 31, 2016	37,298,465	24,914,390	8,698,708	951,302	2,734,065
December 31, 2015	43,247,974	25,039,184	3,166,578	6,622,723	8,419,489

As of April 1, 2017, we have collected approximately $5.3 million or 14.2% of the $37.3 million of accounts receivable outstanding as of December 31, 2016 in cash. See Note 2 to our audited financial statements for a schedule of our valuation account.

Major Customers

During the years ended December 31, 2016, 2015 and 2014, our six largest customers contributed 81.4%, 79.5%, and 74.9% of our total sales, respectively. See “Business—Our Customers” above. As a result of our reliance on a limited number of customers, we may face pricing and other competitive pressures, which may have a material adverse effect on our profits and our revenues. The volume of products sold for specific customers varies from year to year, especially since we are not the exclusive supplier for any customers. In addition, there are a number of factors, other than our performance, that could cause an unpredictable loss of a customer or substantial reduction in the business. For example, our customers may decide to reduce spending on our products due to insufficient funding or delay of the project, or a customer may no longer need our products following the completion of a project. The loss of any one of our major customers, a decrease in the volume of sales to these customers or a decrease in the price at which we sell our products to them could materially adversely affect our profits and our revenues.

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

Bank Loans and Bank Acceptance Notes

At December 31, 2016, we had approximately $16.9 million of short-term bank loans and $9.6 million of bank acceptance notes outstanding, as compared to approximately $17.7 million of short-term bank loans and $12.5 million of bank acceptance notes outstanding at December 31, 2015 and $18.7 million and $26.5 million at December 31, 2014, respectively. The decreased balance in 2016 was primarily due to the fact that the Chinese government was still conservative in lending to certain industries including steel industry and our domestic customers.

Our notes payable of $12.5 million at December 31, 2015 and $9.6 million at December 31, 2016 represented the amount of bank acceptance notes our suppliers received from us for our purchases of raw materials. These notes were issued by financial institutions, typically by banks, that entitle our suppliers to receive the full face amount from the bank or financial institution at maturity. Our notes payable are interest-free and range from six months to one year from the date of issuance. These notes are subject to bank charges of 0.05% of the principal amount as commission on each issuance and in total were secured by $8.8 million and $6.7 million restricted cash as of December 31, 2015 and 2016, respectively. Bank acceptance notes are commonly used in domestic China due to their enhanced credibility and the liquidity it provides to the bearer. The bearer always has the option to cash the bank acceptance notes before maturity at its issuing bank and receive a discounted amount in cash. We expect that bank acceptance notes will continue to account for a material portion of our total receivables and payables in the near future.

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

The weighted average annual interest rate of our short-term bank loans was 6.11%, 6.18% and 7.14% as of December 31, 2016, 2015 and 2014, respectively. Interest expense was $1.1 million, $1.0 million and $1.9 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Due to the Chinese government’s policy to reduce the country’s steel capacity, Chinese banks further tightened lending to steel companies. We were also affected by this policy and we had to repay a portion of our short term bank loans in 2016 without being able to roll-over such loans into new short-term loans. However, we did not experience difficulties in the rollover of the remaining short-term bank loans that we use to fund our daily operations in 2016. In 2014, our subsidiary, Ossen Innovation Materials Co., Ltd., raised RMB 100 million (approximately $16.2 million) in Chinese debt market and it was repaid upon its mature in September 2016. We anticipate rollovers of most current facilities that are set to mature in 2017 and anticipate a slight reduction in the availability of short-term bank loans but we do not anticipate any difficulties to fund our operations. Three of our affiliates, namely Ossen Material Research (formerly Shanghai ZFX), Shanghai Ossen, and Ossen Shanghai, have provided guarantees for certain of our short-term bank loans for no consideration. There can be no assurance that Shanghai Zhaoyang, Ossen Material Research, Ossen Shanghai, and Shanghai Ossen will be willing or able to continue to provide similar guarantees on this basis with respect to future borrowings. We usually maintain lines of credit with several local banks, which will be utilized to fund our short term operation and fulfill liabilities.

Working Capital

Our working capital was approximately $101.6 million at December 31, 2016, as compared to $94.7 million at December 31, 2015 and $108.0 million at December 31, 2014.

The working capital increase of $6.9 million in 2016 as compared with 2015 was due primarily to the repayment of bond and the increase in bank acceptance note, partially offset by the decrease in accounts receivable and advance to suppliers . The working capital decrease of $13.3 million in 2015 as compared with 2014 was due primarily to the increase in the current portion of bond payable.

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

Cash Flows

Our cash flow from operations in 2015 was positive primarily due to a decrease in accounts receivable. In 2016, our cash flow from operations was positive primarily due to the decrease in advance to suppliers and inventories. Despite the increase in cash from operating activities in 2016, we had a decrease of $0.6 million in cash and cash equivalent primarily due to effect of exchange rate changes on cash was $8.6 million.

Years Ended December 31, 2016 and 2015

The following table sets forth a summary of our net cash flow information for the periods indicated:

	Year Ended December 31,
	2016	2015

Net cash provided by operating activities	$15,528,845	$12,441,861

Net cash used in investing activities	(17,537)	(29,687)

Net cash used in financing activities	(7,523,571)	(4,431,100)

Operating Activities

Net cash provided by operating activities was approximately $15.5 million in 2016, as compared to $12.4 million of net cash provided by operating activities in 2015. This increase in cash provided by operating activities was the result of a $1.3 million decrease in inventories due to higher consumption of raw materials at the end of 2016, a $9.0 million decrease in advance to suppliers due to less prepayments for raw materials of plain surface and zinc coated products, partially offset by a $1.3 million decrease in net income due to higher operating expenses and a $7.3 million increase in notes receivable because our customers used less cash for payment.

Investing Activities

Net cash used in investing activities was $17,537 in 2016, as compared to $29,687 of net cash used in investing activities in 2015 as the result of less spending in maintenance and repair of production lines in 2016.

Financing Activities

Net cash used in financing activities in 2016 was approximately $7.5 million, as compared to approximately $4.4 million of net cash used in financing activities in 2015. The increase in cash used in financing activities was the result of the repayment of bond, a decrease in proceeds from notes payable and a decrease in restricted cash, partially offset by an increase in proceeds from short-term bank loans, an increase in proceeds from long-term bank loans and a decrease in repayment of notes payable.

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

5.E. Off-Balance Sheet Arrangements

As of December 31, 2016 we guaranteed $59.8 million, $70.6 million and $28.5 million short-term debt for Shanghai Pujiang, Ossen Material Research and Ossen Shanghai respectively. We also guaranteed $7.2 million, nil and $2.2 million of notes payable for the three companies respectively. We do not have any other off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our investors.

5.F. Tabular Disclosure of Contractual Obligations

Our contractual obligations consist of short-term and long-term debt obligations. The following table sets forth a breakdown of our contractual obligations as of December 31, 2016:

	Payments due by period
		Less than			More than
CONTRACTUAL OBLIGATIONS	Total	1 year	1-3 years	3-5 years	5 years

Short-term debt obligations (1)	26,502,811	26,502,811	-	-	-
Interest Commitments – Short-term bank loans	692,798	692,798	-	-	-
Long-term debt obligations (2)	7,207,727	-	7,207,727	-	-
Interest Commitments – Long-term bank loans	1,537,648	576,618	961,030	-	-
Total	35,940,984	27,772,227	8,168,757	-	-

(1)	Attributable to short-term bank loans and bank acceptance notes.
(2)	Attributable to long-term bank loans.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors, Executive Officers and Key Employees

The following table sets forth the name, age, positions and a brief description of the business experience of each of our directors, executive officers and key employees as of the date hereof.

Name	Position(s)	Age

Liang Tang	Chairman of the Board	50

Wei Hua	Chief Executive Officer, Chief Financial Officer and Director	55

Junhong Li	Director	51

Xiaobing Liu	Director	58

Yingli Pan	Director	63

Zhongcai Wu	Director	68

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

Mr. Wei Hua was appointed as our CEO and a director of ours following our business combination. In January 1, 2017, Mr. Hua was appointed as our CFO. Mr. Hua has served as Chairman of the Board of Directors of Ossen Jiujiang since 2007. Since 2000, he has been the Assistant Chief Executive Officer for the Steel Department of Ossen Group. Before joining Ossen Group in 2000, from 1988 until 2000, Mr. Hua was a vice supervisor of the department of technology and quality supervision at Baosteel Group Shanghai Ergang Co., Ltd. From 1985 until 1988, Mr. Hua worked at Shanghai No. 5 steel factory. He graduated from Shanghai University with a degree in Business Management.

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

6.B. Compensation

For the year ended December 31, 2016, the aggregate cash compensation that we paid to our executive officers and directors was approximately $86,300. For the year ended December 31, 2015, the aggregate cash compensation that we paid to our executive officers and directors was approximately $86,300. There are no service contracts between us and any of our directors, except for those directors who are also our executive officers. Pursuant to PRC law, 25% of our executive officers’ salaries have been set aside for pension and retirement.

Employment Agreements

We have entered into an employment agreement with Dr. Liang Tang. Dr. Tang is employed as Chairman of the Board of our Company. The term of his agreement expired on December 31, 2016.  As of the date hereof, the term of the agreement has been automatically extended to December 31, 2021.We compensate Dr. Tang at an annual rate of approximately $14,106. We may terminate the employment agreement for cause as specified in the agreement. Dr. Tang may terminate the employment agreement with thirty days written notice. The employment agreement may be renewed upon the mutual agreement of the parties.

Effective December 31, 2016, Mr. Feng Peng, resigned from the Company. Mr. Wei Hua, Chief Executive Officer of the Company is acting as interim CFO during the transition and search period for a new CFO.

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

6.E. Share Ownership

As of April 1, 2017, 19,791,110 of our ordinary shares were outstanding. Holders of our ordinary shares are entitled to vote together as a single class on all matters submitted to shareholders for approval. No holder of ordinary shares has different voting rights from any other holders of ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. Approximately 5,975,730 of our ordinary shares represented by American Depositary Receipts are held by an aggregate of 1 record holder in the United States.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The percentages of shares beneficially owned in the table below are based on 19,791,110 ordinary shares outstanding as of April 1, 2017.

The following table sets forth information with respect to the beneficial ownership of our common shares as of April 1, 2017 by:

·	each of our directors and executive officers; and

·	each person known to us to beneficially own more than 5% of our outstanding ordinary shares.

Unless otherwise noted below, the address for each listed shareholder, director or executive officer is 518 Shangcheng Road, Floor 17, Shanghai, 200120, People’s Republic of China.

Name	Number of Shares	Percentage

Directors, Executive Officers and 5% Shareholders (1) :

Liang Tang	11,889,500	60.1%

Wei Hua (2)	600,000	3.0%

Junhong Li	-	-

Xiaobing Liu	-	-

Yingli Pan	-	-

Zhongcai Wu	-	-

(1)	Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Percentage of beneficial ownership of each listed person is based on ordinary shares outstanding as of the date of this filing, including ordinary shares convertible from all outstanding preferred shares, and the ordinary shares underlying any options and warrants exercisable by such person within 60 days of the date of this filing. Percentage of beneficial ownership of each listed person is based on ordinary shares outstanding as of March 15, 2016 and the ordinary shares underlying any options and warrants exercisable by such person within 60 days of the date of this filing.

(2)	The spouse of our chief executive officer, Wei Hua, owns 100% of the shares of Fascinating Acme Development Ltd., which owned 3% of the shares of Ossen Innovation Group prior to the business combination, and owns 3% of our shares since the business combination. Mr. Hua may be deemed to beneficially own these shares under SEC rules and regulations.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

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

Guarantees

During the years ended December 31, 2016, 2015 and 2014 , Shanghai Ossen, an affiliate of ours, and Ossen Material Research (formerly Shanghai ZFX), an affiliate of ours, and Ossen Shanghai, an affiliate of ours, provided guarantees for certain of our short-term and long-term bank loans. The term of each of the short-term loans is within one year. The term of the long-term loans is within three years. The purpose of these loans is to fund our working capital needs. Local banks have required guaranties pursuant to their standard regulations. Shanghai Ossen Investment Co., Ltd. is a member of the Ossen Group, whose relationship to us is described above under the heading “Business – Overview.”

Shanghai Ossen guaranteed loans in the amount of $0 in 2016, $0 in 2015 and $4.9 million in 2014. Ossen Material Research guaranteed loans in the amount of $1.3 million, $11.9 million and $8.1 million in 2016, 2015 and 2014, respectively. Ossen Material Research guaranteed notes payable in the amount of $0, $0 and $14.8 million in 2016, 2015 and 2014, respectively. Ossen Shanghai guaranteed loans in the amount of $0 million in 2016, $2.5 million in 2015 and $1.6 million in 2014. These guarantees in 2016, 2015 and 2014 were provided for no consideration. In addition, in 2016, 2015 and 2014, we guaranteed loans in the amount of $59.8, $16.9 million and $15.5 million and notes payable in the amount of $7.2, $34.1 million and $21.3 for Shanghai Pujiang, we guaranteed loans in the amount of $70.6, $32.3 million and $4.9 million and notes payable in the amount of $0, $12.3 million and $0 for Ossen Material Research, and we guaranteed loans in the amount of $37.9, $7.7 million and $0 and notes payable in the amount of $2.2, $1.5 million and $0 for Ossen Shanghai.

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

9.A. Offer and Listing Details

Our ADS’s are listed for trading on the NASDAQ Capital Market under the symbol “OSN.” The shares began trading on December 21, 2010 on the NASDAQ Global Market. The listing of our ADS’s was transferred to the NASDAQ Capital Market on July 30, 2013. The trading price for the ADSs was $2.16 on March 31, 2017.

In August 2016, the Company announced a ratio change for its ADR program. As a result, the number of the Company's ordinary shares represented by each ADS was changed from one (1) ordinary share to three (3) ordinary shares.

To effect this ratio change, ADS holders will be required to exchange their existing ADSs for new ADSs on the basis of one (1) new ADS for every three (3) existing ADSs surrendered. If the aggregate number of ADSs to which a holder is entitled results in a fractional ADS, such fractions will be sold, if possible, and the net proceeds, if any, will be distributed to such holder.

The table below shows, for the periods indicated the high and low market prices on the NASDAQ for the ADSs and all prices have been retroactively adjusted to reflect the current ADS-to-ordinary share ratio of one ADS to three ordinary shares, which became effective on August 22, 2016, for all periods presented.

	High	Low

2014

First Quarter	$4.11	$3.24

Second Quarter	$3.48	$2.31

Third Quarter	$4.14	$2.37

Fourth Quarter	$3.57	$2.13

2015

First Quarter	$2.40	$1.89

Second Quarter	$2.94	$1.89

Third Quarter	$3.42	$2.13

Fourth Quarter	$3.00	$2.37

2016

First Quarter	$2.82	$2.27

Second Quarter	$3.30	$2.09

Third Quarter	$3.12	$1.95

Fourth Quarter	$2.36	$1.99

2017

First Quarter	$2.72	$1.96

The table below sets forth the high and low closing market prices for our shares on NASDAQ during the most recent six-month period (all prices have been retroactively adjusted to reflect the current ADS-to-ordinary share ratio of one ADS to three ordinary shares, which became effective on August 22, 2016, for all periods presented):

	High	Low
2016

October	$2.30	$2.05

November	$2.36	$1.99

December	$2.17	$2.02

2017

January	$2.25	$1.96

February	$2.72	$2.21

March	$2.28	$2.01

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

We do not believe that we were a PFIC for our 2016 taxable year. However, because the determination of our PFIC status is based on such factual matters as the composition of our income and assets the valuation of our assets, and our market capitalization, there is no assurance that the United Stated Internal Revenue Service (“IRS”) will agree with our position for the 2016 taxable year or any prior taxable year. In addition, there can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2017 or in future taxable years.

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

As of December 31, 2016, 2015, and 2014, substantially all of our cash included bank deposits in accounts maintained within the PRC where there is currently no rule or regulation in place for obligatory insurance to cover bank deposits in the event of bank failure. However, we have not experienced any losses in such accounts and we believe we are not exposed to any significant risks on our cash in bank accounts.

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

Our management has conducted an assessment, including testing of the design and the effectiveness of our internal control over financial reporting as of December 31, 2016. In making its assessment, management used the criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013).

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

Based on this assessment, management concluded that our internal controls over financial reporting were not effective as of December 31, 2016 due to the deficiencies related to management’s application of disclosure requirements for SEC reporting and documentation of our financial statement reporting process.

(c)	Attestation Report of Independent Registered Public Accounting Firm

We are a non-accelerated filer under the rules of the Securities and Exchange Commission. Accordingly, we are not required to include in this annual report an attestation report of our independent registered public accounting firm.

(d)	Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting during our fiscal year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(e)	Remediation Initiatives

In 2016, the Company’s audit committee of its Board of Directors further reviewed internal controls along with management and in cooperation with outside consultants in order to remediate all prior material weaknesses and internal control deficiencies.

Management took the following further specific actions to address the prior deficiencies that were identified in 2016 in order to strengthen our internal control over financial reporting:

•	reviewed documented policies, procedures and controls related to the key processes we use to identify material information, prepare regulatory filings and other public documents, and communicate information to external parties to ensure they are complete and effective;

•	reviewed documented controls and procedures to ensure they are properly implemented and effective to enhance the overall completeness, accuracy, consistency and timeliness of our disclosures;

•	identified and assessed key risks that may impact our ability to disclose material information and prepare regulatory filings that are complete, accurate, consistent and timely;

•	enhanced open and candid communication between all parties involved in operations, governance and financial and regulatory reporting, and a strong control and governance environment;

•	created positions and allocate sufficient resources to achieve an effective disclosure controls and procedures; and

•	established direct reporting procedures from the Chief Accounting Officer to the Chief Financial Officer to ensure a better overview of the Company’s financial reporting system by the CFO.

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

Our board of directors has adopted a code of business conduct and ethics. The purpose of the code is to promote ethical conduct and deter wrongdoing. The policies outlined in the Code are designed to ensure that our directors, executive officers and employees act in accordance with not only the letter but also the spirit of the laws and regulations that apply to our business. We expect our directors, executive officers and employees to exercise good judgment, to uphold these standards in their day-to-day activities, and to comply with all applicable policies and procedures in the course of their relationship with the company. Any amendment to or waivers of the Code for members of our board of directors and our executive officers that are required to be disclosed by the rules of the SEC or NASDAQ will be disclosed on our website at http://www.osseninnovation.com within four business days following the amendment or waiver. During fiscal year 2016, no amendments to or waivers from the Code were made or given for any of our executive officers.

Our code of business conduct and ethics are publicly available on our website at http://www.osseninnovation.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Year Ended December 31, 201	5	Year Ended December 31, 2016

Audit fees*	$235,000		$230,000

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

On May 6, 2015, we announced a share repurchase program for up to a total of 500,000 shares of our ADS’s through May 2016 in accordance with applicable requirements of Rule 10b5-1 and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended. On April 28, 2016, we announced that our Board of Directors authorized the extension of its repurchase plan of up to 166,667 shares of the Company's ADSs for an additional twelve months to May 2017. In the fiscal year ended December 31, 2016, a total of 12,560 shares of our ADS’s have been purchased under the repurchase program.

The following tables set forth some additional information about our repurchases made in the fiscal year ended December 31, 2016. All prices have been retroactively adjusted to reflect the current ADS-to-ordinary share ratio of one ADS to three ordinary shares, which became effective on August 22, 2016. The ordinary shares underlying the repurchased ADSs have been canceled pursuant to BVI law.

Issuer Repurchases in the Year Ended December 31, 2016

				Maximum Number (or
			Total Number of ADSs	Approximate Dollar
			Purchased as Part of	Value) of ADSs that May
	(a) Total Number of	Average Price Paid per	Publicly Announced	Yet be Purchased Under
Period	ADSs Purchased	ADS	Program(1)	the Program
Month #1 (January 2016)	-	$-	24,389	142,277
Month #2 (February 2016)	-	$-	24,389	142,277
Month #3 (March 2016)	-	-	24,389	142,277
Month #4 (April 2016)	2,367	3.19	26,756	139,910
Month #5 (May 2016)	10,193	2.97	36,949	129,717
Month #6 (June 2016)	-	$-	36,949	129,717
Month #7 (July 2016)	-	-	36,949	129,717
Month #8 (August 2016)	-	$-	36,949	129,717
Month #9 (September 2016)	-	-	36,949	129,717
Month #10 (October 2016)	-	$-	36,949	129,717
Month #11 (November 2016)	-	$-	36,949	129,717
Month #12 (December 2016)	-	$-	36,949	129,717
Total	12,560	3.01	36,949	129,717

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-44.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Documents

1.1	Amended and Restated Memorandum of Association (1)

1.2	Amended and Restated Articles of Association (1)

2.1	Form of American Depositary Receipt (included in Exhibit 2.3)

2.2	Form of Amended and Restated Ordinary Share Certificate (1)

2.3	Form of Deposit Agreement (3)

4.1	Share Exchange Agreement between Ultra Glory International Ltd., the shareholder of Ultra Glory International Ltd., Ossen Innovation Materials Group Co., Ltd. and the Shareholders of Ossen Innovation Materials Group Co., Ltd., dated July 7, 2011 (2)

4.2	Employment Contract by and between Ossen Innovation Co., Ltd. and Liang Tang, dated January 1, 2014 (4)

8.1	Subsidiaries of the Registrant*

12.1	CEO and CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

13.1	CEO and CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **

101	Interactive Data File (XBRL).*

*	Filed as an exhibit hereto.

**	Furnished as an exhibit hereto.

(1)	Incorporated by reference to our Registration Statement on Form F-1/A, filed on September 29, 2011.

(2)	Incorporated by reference to our Shell Company Report on Form 20-F, filed on July 12, 2011.

(3)	Incorporated by reference to Post-Effective Amendment No. 1 to our Registration Statement on Form F-6, filed on August 11, 2016.

(4)	Incorporated by reference to our Annual Report on Form 20-F, filed on April 29, 2014.

(5)	Incorporated by reference to our Annual Report on Form 20-F, filed on April 30, 2013.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OSSEN INNOVATION CO., LTD.

/s/ Wei Hua

Name: Wei Hua
Title: Chief Executive Officer and Chief Financial Officer

Date: April 10, 2017

OSSEN INNOVATION CO., LTD.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONTENTS

PAGE	F-1	REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDED DECEMBER 31, 2016 AND 2015

PAGE	F-2-F-3	CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2016 AND 2015

PAGE	F-4	CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

PAGE	F-5	CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

PAGE	F-6-F-7	CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

PAGE	F-8 –F- 41	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PAGE	F-42 –F- 44	SCHEDULE I — CONDENSED PARENT COMPANY FINANCIAL INFORMATION FOR THE YEARS ENDED DECEMBER 31, 2016, 2015, AND 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACOUNTING FIRM

Board of Directors and Shareholders

Ossen Innovation Co., Ltd.

Shanghai, China

We have audited the accompanying consolidated balance sheets of Ossen Innovation Co., Ltd. as of December 31, 2016 and 2015 and the related consolidated statements of operations and other comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2016. In connection with our audits of the financial statements, we have also audited the financial statement schedules listed in the accompanying index. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ossen Innovation Co., Ltd. as of December 31, 2016 and 2015 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

Shanghai, People’s Republic of China

April 10, 2017

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2016 AND 2015

	December 31,
	2016	2015
ASSETS
Current assets
Cash and cash equivalents	$217,631	$812,277
Restricted cash	6,703,242	8,780,443
Note receivable-bank acceptance note	15,280,381	8,010,228
Accounts receivable, net of allowance for doubtful accounts of $985,990 and $738,101 at December 31, 2016 and 2015, respectively	37,298,465	43,247,974
Inventories	25,999,182	27,276,221
Advance to suppliers	46,729,285	55,730,089
Other current assets	197,319	915,041
Total current assets	132,425,505	144,772,273
Property, plant and equipment, net	4,447,063	5,557,176
Land use rights, net	3,571,184	3,911,084
TOTAL ASSETS	$140,443,752	$154,240,533

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2016 AND 2015 (Continued)

	December 31,
	2016	2015

Current Liabilities
Notes payable-bank acceptance notes	$9,586,276	$12,477,471
Short-term bank loans	16,916,535	17,714,928
Accounts payables	1,504,863	1,899,400
Customer deposits	135,903	309,147
Taxes payable	594,795	414,250
Other payables and accrued liabilities	1,740,474	1,669,670
Due to related party	3,886	65,769
Due to shareholder	307,499	282,499
Bond payable - current portion	-	15,273,177
Total current liabilities	30,790,231	50,106,311
Long-term bank loans	7,207,727	-
TOTAL LIABILITIES	37,997,958	50,106,311

EQUITY
Shareholders' Equity
Ordinary shares, $0.01 par value: 100,000,000 shares authorized; 20,000,000 shares issued; 19,791,110 and 19,828,790 shares outstanding as of December 31, 2016 and 2015, respectively	200,000	200,000
Additional paid-in capital	33,971,455	33,971,455
Statutory reserve	6,123,022	5,631,373
Retained earnings	54,590,589	50,258,265
Treasury stock, at cost: 208,890 and 171,210 shares as of December 31, 2016 and 2015, respectively	(192,153)	(155,343)
Accumulated other comprehensive income/(loss)	(4,378,873)	2,596,227
TOTAL SHAREHOLDERS’ EQUITY	90,314,040	92,501,977
Non-controlling interest	12,131,754	11,632,245
TOTAL EQUITY	102,445,794	104,134,222

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$140,443,752	$154,240,533

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

	Year Ended December 31,
	2016	2015	2014

REVEUNUES	$117,029,154	$117,908,416	$123,571,455
COST OF GOODS SOLD	100,932,528	102,197,994	110,250,876
GROSS PROFIT	16,096,626	15,710,422	13,320,579
Selling expenses	734,159	986,378	772,383
General and administrative expenses	6,376,383	4,478,413	6,340,584
Total Operating Expenses	7,110,542	5,464,791	7,112,967

INCOME FROM OPERATIONS	8,986,084	10,245,631	6,207,612
Financial expenses, net	(2,827,138)	(2,823,952)	(2,401,268)
Other income, net	90,584	371,894	907,941
INCOME BEFORE INCOME TAX	6,249,530	7,793,573	4,714,285
INCOME TAX	(926,048)	(1,180,167)	(578,727)
NET INCOME	5,323,482	6,613,406	4,135,558
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	499,509	716,602	276,682
NET INCOME ATTRIBUTABLE TO OSSEN INNOVATION CO., LTD AND SUBSIDIARIES	4,823,973	5,896,804	3,858,876
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation gain (loss)	(6,975,100)	(5,829,470)	779,135
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	(6,975,100)	(5,829,470)	779,135
COMPREHENSIVE INCOME/(LOSS)	$(2,151,127)	$67,334	$4,638,011

EARNINGS PER ORDINARY SHARE
Basic and diluted	$0.24	$0.30	$0.19
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic and diluted	19,804,164	19,862,537	19,901,959

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

	Total Ossen Innovation Co., Ltd. Shareholders’ Equity
	Ordinary Shares		Additional			Accumulated Other			Non
	$0.01 Par Value		Paid-in	Treasury stock		Comprehensive	Statutory	Retained	Controlling
	Shares	Amount	Capital	Shares	Amount	Income/(loss)	Reserve	Earnings	Interest	Total
Balance at January 1, 2014	20,000,000	$200,000	$33,971,455	(98,041)	$(96,608)	$7,646,562	$4,615,699	$41,518,259	$10,638,961	$98,494,328
Net income	-	-	-	-	-	-	-	3,858,876	276,682	4,135,558
Transfer to statutory reserve	-	-	-	-	-	-	406,053	(406,053)	-	-
Foreign currency translation adjustment	-	-	-	-	-	779,135		-	-	779,135
Balance at December 31, 2014	20,000,000	200,000	33,971,455	(98,041)	(96,608)	8,425,697	5,021,752	44,971,082	10,915,643	103,409,021
Net income	-	-	-	-	-	-	-	5,896,804	716,602	6,613,406
Transfer to statutory reserve	-	-	-	-	-	-	609,621	(609,621)	-	-
Common shares repurchase	-	-	-	(73,169)	(58,735)					(58,735)
Foreign currency translation adjustment	-	-	-	-	-	(5,829,470)		-	-	(5,829,470)
Balance at December 31, 2015	20,000,000	200,000	33,971,455	(171,210)	(155,343)	2,596,227	5,631,373	50,258,265	11,632,245	104,134,222
Net income	-	-	-	-	-	-	-	4,823,973	499,509	5,323,482
Transfer to statutory reserve	-	-	-	-	-	-	491,649	(491,649)		-
Common shares repurchase	-	-	-	(37,680)	(36,810)	-	-	-		(36,810)
Foreign currency translation adjustment	-	-	-	-	-	(6,975,100)	-	-		(6,975,100)
Balance at December 31, 2016	20,000,000	$200,000	$33,971,455	(208,890)	$(192,153)	$(4,378,873)	$6,123,022	$54,590,589	$12,131,754	$102,445,794

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

	Year Ended December 31,
	2016	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5,323,482	$6,613,406	$4,135,558
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	883,755	1,416,060	1,531,278
Share-based compensation expense			-
Changes in operating assets and liabilities:
(Increase) Decrease In:
Accounts receivable	5,949,508	10,516,441	(5,564,338)
Inventories	1,277,040	(7,138,320)	(1,387,131)
Advance to suppliers	9,000,804	597,301	(5,712,575)
Other current assets	717,722	31,278	2,501,567
Notes receivable - bank acceptance notes	(7,270,152)	1,914,927	(7,503,574)
Notes receivable from related party - bank acceptance notes	-	-	12,915,099
Increase (Decrease) In:
Accounts payable	(394,537)	(1,317,676)	2,713,132
Customer deposits	(173,243)	(278,858)	(2,320,266)
Income tax payable	180,545	(138,209)	319,918
Other payables and accrued expenses	70,804	46,712	73,209
Due to related party	(61,883)	(3,700)	52,558
Due to shareholder	25,000	182,499	50,000
Net cash provided by operating activities	15,528,845	12,441,861	1,804,435

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	(17,537)	(29,687)	(81,441)
Disposal of property, plant and equipment	-	-	456
Net cash used in investing activities	(17,537)	(29,687)	(80,985)

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014 (Continued)

	Year Ended December 31,
	2016	2015	2014
CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease in restricted cash	2,077,201	8,792,289	14,210,938
Proceeds from short-term bank loans	20,422,885	18,462,625	28,475,194
Repayments of short-term bank loans	(20,068,975)	(18,462,625)	(37,261,825)
Proceeds from long-term bank loans	7,530,007	-	-
Proceeds from notes payable-bank acceptance notes	17,846,117	36,202,800	55,811,380
Repayment of notes payable-bank acceptance notes	(20,029,819)	(49,367,454)	(80,682,428)
Repurchase of common share	(36,810)	(58,735)	-
Proceeds from bond payable		-	15,946,109
Repayments of bond payable	(15,273,177)	-	-
Net cash used in financing activities	(7,532,571)	(4,431,100)	(3,500,632)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	7,978,737	7,981,074	(1,777,182)
Effect of exchange rate changes on cash	(8,573,384)	(7,853,389)	1,322,324
Cash and cash equivalents at beginning of period	812,277	684,592	1,139,450
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$217,630	$812,277	$684,592

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid during the periods:
Income taxes paid	$740,873	$1,301,687	$722,948
Interest paid	$2,311,039	$3,353,344	$1,977,014
Non-cash transactions:
Appropriation to statutory reserve	$491,649	$609,621	$406,053

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

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

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

At December 31, 2016, the subsidiaries of Ossen Innovation Co., Ltd were as follows:

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

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

	2016	2015	2014
Year end RMB: US$ exchange rate	6.9370	6.4917	6.1460
Average yearly RMB: US$ exchange rate	6.6401	6.2288	6.1457

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

Contracts with distributors do not offer any chargeback or price protection. The Company experienced no product returns and recorded no reserve for sales returns for the years ended December 31, 2016, 2015 and 2014.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

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

Research and Development

Research and development costs are expensed as incurred and totaled approximately $3,869,277, $3,404,333 and $3,914,918 for the years ended December 31, 2016, 2015 and 2014, respectively. Research and development costs are included in G&A in the accompanying statements of operations. Research and development costs are incurred on a project specific basis.

Retirement Benefits

Retirement benefits in the form of contributions under defined contribution retirement plans to the relevant authorities are charged to operations as incurred. Retirement benefits of $160,656, $148,232 and $140,823 were charged to operations for the years ended December 31, 2016, 2015 and 2014, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

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

The Company has not provided for income taxes on accumulated earnings amounting $54,590,589 that are subject to the PRC dividend withholding tax as of December 31, 2016, since these earnings are intended to be permanently reinvested.

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

As a result, $491,649, $609,621 and $406,053 have been appropriated to the accumulated statutory reserves by the Company’s PRC subsidiaries for the years ended December 31, 2016, 2015 and 2014 respectively.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

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

The Company identified bond payable as a Level 2 instrument due to the fact that its value can be determined based on similar bonds that are publicly traded and the inputs to the valuation are primarily based upon readily observable pricing information. The balance of bond payable, which was measured and disclosed at fair value, was nil and $15,273,177 at December 31, 2016 and 2015, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable

Accounts receivable are carried at net realizable value. The Company reviews its accounts receivables on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s historical payment history, its current credit-worthiness and current economic trends. Accounts are written off after exhaustive efforts at collection. If accounts receivable are to be provided for, or written off, they would be recognized in the consolidated statement of operations within operating expenses. Balance of allowance of doubtful accounts was $985,990 and $738,101 at December 31, 2016 and 2015, respectively.

Inventories

Inventories are stated at the lower of cost or net realizable value, which is based on estimated selling prices less any further costs expected to be incurred for completion and disposal. Cost of raw materials is calculated using the weighted average method and is based on purchase cost. Work-in-progress and finished goods costs are determined using the weighted average method and comprise direct materials, direct labor and an appropriate proportion of overhead. At December 31, 2016 and 2015, the Company has $120,347 and nil reserve for inventories.

Advance to Suppliers

Advance to Suppliers represents interest-free cash paid in advance to suppliers for purchases of raw materials. The balance of advance to suppliers was $46,729,285 and $55,730,089 at December 31, 2016 and 2015, respectively. Among the balance of $46,729,285, the aging of $13,112,588 was within 60 days, $25,460,073 was between 60-90 days and $8,156,624 was over 90 days. No allowance was provided for the prepayments balance at December 31, 2016.

Customer Deposits

Customer deposits consist of amounts paid to the Company in advance for the sale of products in the PRC. The Company receives these amounts and recognizes them as a current liability until the revenue can be recognized when the goods are delivered. The balance of customer deposits was $135,903 and $309,147 at December 31, 2016 and 2015, respectively.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

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

No impairment loss is subsequently reversed even if facts and circumstances indicate recovery. There was no impairment loss recognized for the years ended December 31, 2016, 2015 and 2014.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncements

In January 2017, the FASB issued Accounting Standards Update (“ASU”) No. 2017-04, “Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment” (“ASU 2017-04”), which removes Step 2 from the goodwill impairment test. An entity will apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a reporting unit's carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The new guidance does not amend the optional qualitative assessment of goodwill impairment. Public business entity that is a U.S. Securities and Exchange Commission filer should adopt the amendments in this ASU for its annual or any interim goodwill impairment test in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We are currently evaluating the impact of the adoption of ASU 2017-04 on our consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash” (“ASU 2016-18”), which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this ASU do not provide a definition of restricted cash or restricted cash equivalents. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. We are currently evaluating the impact of the adoption of ASU 2016-18 on our consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”), which addresses the following eight specific cash flow issues: debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (including bank-owned life insurance policies; distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. We are currently evaluating the impact of the adoption of ASU 2016-15 on our consolidated financial statements.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In April 2016, the FASB issued ASU No. 2016-09, “Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting” (“ASU 2016-09”), which simplifies several aspects of the accounting for employee share-based payment transactions. The areas for simplification in ASU 2016-09 include the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments in this ASU will be effective for annual periods beginning after December 15, 2016 and interim periods within those annual periods. Early adoption is permitted. We are currently evaluating the impact of the adoption of ASU 2016-09 on our consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”). The amendments in this update require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments in this update also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition the amendments in this update eliminate the requirement for to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public entities. For public business entities, the amendments in ASU 2016-01 are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Except for the early application guidance discussed in ASU 2016-01, early adoption of the amendments in this update is not permitted. We do not expect the adoption of ASU 2016-01 to have a material impact on our consolidated financial statements.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

NOTE 3 – CONCENTRATION

Concentration of major customers and suppliers:

	Year ended December 31,
	2016		2015		2014

Major customers with revenues of more than 10% of the Company’s sales
Company A (3rd Party)	$51,033,356	44%	$26,720,983	23%	$-	-
Company B (3rd Party)	11,802,981	10%	19,159,563	16%	-	-
Company C (3rd Party)	-	-	-	-	17,880,306	14%
Company D (3rd Party)	11,962,597	10%	14,280,544	12%	24,915,113	20%
Company E (3rd Party)	-	-	17,831,266	15%	20,361,459	17%
Company F (3rd Party)	-	-	-	-	15,503,953	13%
Total Revenues	$74,798,934	64%	$77,992,356	66%	$78,660,831	64%

	Year ended December 31,
	2016		2015		2014
Major suppliers with purchases of more than 10% of the Company’s purchases
Company X (3rd Party)	$-	-	$22,137,683	21%	$20,021,833	19%
Company Y (3rd Party)	61,496,533	61%	36,094,431	35%	54,268,855	51%
Company U (3rd Party)	-	-	11,729,136	11%	-	-
Company V (3rd Party)	31,553,260	31%	30,382,342	29%	12,919,182	12%
Total Purchase	$93,049,793	92%	$100,343,592	96%	$87,209,870	82%

Accounts receivable related to the Company’s major customers comprised 60% and 27% of all accounts receivable as of December 31, 2016 and 2015, respectively.

Accounts payable related to the Company’s major suppliers comprised 34% and nil of all accounts payable as of December 31, 2016 and 2015, respectively.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

NOTE 4 – ACCOUNTS RECEIVABLE

Accounts receivable is net of allowance for doubtful accounts.

	December 31,
	2016	2015

Accounts receivable	$38,284,455	$43,986,075
Less: allowance for doubtful accounts	(985,990)	(738,101)
Accounts receivable, net	$37,298,465	$43,274,974

Changes in the allowance for doubtful accounts are as follows:

	December 31,
	2016	2015

Beginning balance	$738,101	$1,874,330
Provision/(Reverse) for doubtful accounts	247,889	(1,136,229)
Ending balance	$985,990	$738,101

NOTE 5 – INVENTORIES

	December 31,
	2016	2015

Raw materials	$24,777,049	$26,474,521
Work-in-progress	241,135	168,612
Finished goods	1,101,345	633,088
Less: reserve for inventories.	(120,347)	-
Inventories, net	$25,999,182	$27,276,221

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

NOTE 6 – NOTES RECEIVABLE

Bank acceptance notes:

	December 31,
	2016	2015

Due April 28, 2017	$7,207,727	$-
Due March 30, 2017, subsequently settled on due date	2,883,091	-
Due March 13, 2017, subsequently settled on due date	1,441,545	-
Due February 18, 2017, subsequently settled on due date	1,441,545	-
Due January 21, 2017, subsequently settled on due date	2,306,473	-
Due May 20, 2016, subsequently settled on due date	-	2,618,727
Due March 22, 2016, subsequently settled on due date	-	1,540,429
Due March 22, 2016, subsequently settled on due date	-	1,540,429
Due January 28, 2016, subsequently settled on due date	-	770,214
Due January 3, 2016, subsequently settled on due date		1,540,429
Total	$15,280,381	$8,010,228

Notes receivable are received from customers for the purchase of the Company’s products and are issued by financial institutions that entitle the Company to receive the full face mount from the financial institution at maturity, which bears no interest and generally ranges from three to six months from the date of issuance.

NOTE 7 – OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31,
	2016	2015

VAT deductible	$-	$537,137
Guarantee fee	-	154,043
Other receivables	197,319	223,861
	$197,319	$915,041

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

NOTE 8 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	December 31,
	2016	2015
At Cost:
Plant and buildings	$3,853,080	$4,117,383
Machinery and equipment	13,881,331	14,833,525
Motor vehicles	291,682	311,690
Office equipment	117,507	118,641
	18,143,600	19,381,239
Less: Accumulated depreciation
Plant and buildings	(2,396,424)	(2,314,191)
Machinery and equipment	(10,923,184)	(11,114,880)
Motor vehicles	(278,494)	(286,410)
Office equipment	(98,435)	(108,582)
	(13,696,537)	(13,824,063)
Construction- in-progress	-	-
Property, plant and equipment, net	$4,447,063	$5,557,176

Unrealized foreign exchange translation gain/(loss) for the year ended December 31, 2016, 2015 and 2014 was ($323,040), ($329,926) and $66,536, respectively, which has been included in other comprehensive income/(loss). Depreciation expense for the years ended December 31, 2016 2015 and 2014was $793,844, $1,317,119 and $$1,430,997, respectively.

As of December 31, 2016 and 2015,

1)	A net book value of $826,419 and nil, respectively, were used as collateral for the Company’s long-term bank loans.
2)	A net book value of $3,620,644 and $1,803,192, respectively, of property were used as collateral for the short-term bank loan borrowed by a related party.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

NOTE 9 – LAND USE RIGHTS

Land use rights consist of the following:

	December 31,
	2016	2015

Cost of land use rights	$4,442,117	$4,746,825
Less: Accumulated amortization	(870,934)	(835,741)
Land use rights, net	$3,571,183	$3,911,084

Unrealized foreign exchange translation gain/(loss) for the year ended December 31, 2016, 2015 and 2014 was ($247,088), ($221,323) and $33,781, respectively, which has been included in other comprehensive income/(loss). Amortization expense for the years ended December 31, 2016, 2015 and 2014 was $89,911, $98,941 and $100,282, respectively. As of December 31, 2016 and 2015,

1)	A net book value of $2,276,443 and nil, respectively, were used as collateral for the Company’s long-term bank loans.
2)	A net book value of nil and $2,491,924, respectively, were used as collateral for the Company’s short-term bank loans.
3)	A net book value of $1,294,740 and $1,419,160, respectively, were used as collateral for the short-term bank loan borrowed by a related party.

Amortization expense for the next five years and thereafter is as follows:

2017	$88,842
2018	88,842
2019	88,842
2020	88,842
2021	88,842
Thereafter	3,126,973
Total	$3,571,183

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

NOTE 10 – RELATED PARTY TRANSACTIONS

(a)	Names and Relationship of Related Parties:

Existing Relationship with the Company
Dr. Tang	Chairman and controlling shareholder of the Company
Shanghai Ossen Material Research Insititute Co., Ltd. (Formerly Shanghai Zhengfangxing Steel Co., Ltd.) (“Ossen Material Research”)	Under common control of Dr. Tang
Shanghai Ossen Investment Co., Ltd. (“SOI”)	Under common control of Dr. Tang
Shanghai Ossen Investment Holdings (Group) Co., Ltd. (“Ossen Shanghai)	Under common control of Dr. Tang and Dr. Tang is the President
Shanghai Pujiang Cable Co., Ltd. (“Shanghai Pujiang”) Zhejiang Pujiang Cable Co., Ltd. (“Zhejiang Pujiang”)	Subsidiary of Ossen Shanghai since September 2010 Subsidiary of Shanghai Pujiang since December 2010

(b)	Summary of Balances with Related Party:

	December 31,
	2016	2015
Due to related party:
Ossen Material Research	$3,886	$65,769
	$3,886	$65,769

The balance of due to related party arises from the purchase of raw materials paid by Ossen Material Research on behalf of the Company.

	December 31,
	2016	2015
Due to shareholder:
Dr. Tang	$307,499	$282,499
	$307,499	$282,499

Dr. Tang is the chairman and controlling interest shareholder of the Company. From time to time, Dr. Tang paid operating expenses on behalf of the Company to assist with the Company’s cash needs for business purposes.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

NOTE 10 – RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Summary of Related Party Transactions:

		December 31,
		2016	2015	2014
	Ossen Material Research provided guarantee for the bank loans borrowed by the Company	$-	$5,186,623	$813,536
	Ossen Material Research provided guarantee together with Ossen Shanghai and Dr. Tang for the short-term bank loans borrowed by the Company	$-	$2,515,520	$1,627,075
Ossen Material Research	Ossen Material Research provided guarantee together with Dr. Tang for the short-term bank loans borrowed by the Company	$1,297,391	$4,159,157	$5,694,761
	Ossen Material Research provided guarantee for the notes payable issued by the Company	$-	$-	$14,806,378
	The Company provided guarantee for the short-term bank loans borrowed by Ossen Material Research	$70,635,721	$32,348,999	$4,881,224
	The Company provided guarantee for the notes payable issued by Ossen Material Research	$-	$12,323,428	$-

	SOI provided guarantee for the short-term bank loans borrowed by the Company	$-	$-	$1,627,075
SOI	SOI provided guarantee together with Dr. Tang for the short-term bank loans borrowed by the Company	$-	$-	$3,254,149

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(c)	Summary of Related Party Transactions (Continued):

Ossen Shanghai	Ossen Shanghai provided guarantee together with Ossen Material Research and Dr. Tang for the short-term bank loans borrowed by the Company	$-	$2,515,520	$1,627,075
	The Company provided guarantee for the short-term bank loans borrowed by Ossen Shanghai	$28,542,598	$7,702,143	$-
	The Company provided guarantee for the notes payable issued by Ossen Shanghai	$2,162,318	$1,540,429	$-

Shanghai Pujiang	The Company provided guarantee for the short-term bank loans borrowed by Shanghai Pujiang	$59,824,131	$16,944,714	$15,457,208
	The Company provided guarantee for the notes payable issued by Shanghai Pujiang	$7,207,727	$34,081,982	$21,314,676

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(c)	Summary of Related Party Transactions (Continued):

In accordance with ASC 810-10, “Consolidation”, the Company first evaluated that none of the related parties met the scope exceptions as outlined in the guidance. The Company then had to determine if it hold any variable interest in the related parties. The Company determined to have a variable interest in Shanghai Pujiang, Ossen Material Research and Ossen Shanghai because the Company guarantees $59,824,131 of the outstanding short term debt and $7,207,727 of notes payable of Shanghai Pujiang, $70,635,721 of the outstanding short term debt of Ossen Material Research and $28,542,598 of the outstanding short term debt and $2,162,318 of notes payable of Ossen Shanghai. Next, the Company evaluated if Shanghai Pujiang, Ossen Material Research or Ossen Shanghai are variable interest entities. Using both qualitative and quantitative analysis, the Company does not have the power to direct Shanghai Pujiang, Ossen Material Research and Ossen Shanghai’s activities that significantly impact their economic performance and does not have the obligation to absorb losses or the right to receive benefits from the entities. Thus, the Company is not the primary beneficiary of Shanghai Pujiang, Ossen Material Research and Ossen Shanghai. As a result, the Company determined Shanghai Pujiang, Ossen Material Research and Ossen Shanghai were not variable interest entities that require consolidation as defined in ASC 810. The Company determined Dr. Tang to be the primary beneficiary of Shanghai Pujiang, Ossen Material Research and Ossen Shanghai because Dr. Tang is most closely associated with the Shanghai Pujiang, Ossen Material Research and Ossen Shanghai. Dr. Tang had the power to direct the activities of Shanghai Pujiang, Ossen Material Research and Ossen Shanghai that most significantly impact its economic performance and has the obligation to absorb losses of Shanghai Pujiang, Ossen Material Research and Ossen Shanghai that could potentially be significant or the right to receive benefits from the related parties that could potentially be significant.

The Company also evaluated the remaining related parties and affiliated entities under ASC 810 and because the Company does not guarantee the debt, the holders of the equity were at risk and therefore determined to be the primary beneficiary and these entities are not variable interest entities that require consolidation.

NOTE 11 – OTHER PAYABLES AND ACCRUED EXPENSES

Other payables and accrued expenses consist of the following:

	December 31,
	2016	2015
Other taxes payable	$488,712	$111,584
Accrued payroll & welfare	32,014	14,175
Accrued expense & liability	1,181,143	967,234
Interest payable	-	551,987
Others	38,605	24,690
	$1,740,474	$1,669,670

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

NOTE 12 – NOTES PAYABLE

Bank acceptance notes:	December 31,
	2016	2015
Due December 27, 2017	$720,773	$-
Due August 21,2017	1,441,545	-
Due June 22, 2017	720,773	-
Due June 22, 2017	648,695	-
Due April 19, 2017	720,773	-
Due March 11,2017, subsequently repaid on due date	720,773	-
Due January 25, 2017, subsequently repaid on due date	1,441,545	-
Due January 25, 2017, subsequently repaid on due date	1,441,545	-
Due January 25, 2017, subsequently repaid on due date	1,441,545	-
Due January 25, 2017, subsequently repaid on due date	288,309	-
Due June 14, 2016, subsequently repaid on due date	-	1,540,429
Due June 14, 2016, subsequently repaid on due date	-	1,540,429
Due June 14, 2016, subsequently repaid on due date	-	1,540,429
Due April 18, 2016, subsequently repaid on due date	-	1,386,383
Due January 15, 2016, subsequently repaid on due date	-	1,540,429
Due January 14, 2016, subsequently repaid on due date	-	1,540,429
Due January 14, 2016, subsequently repaid on due date	-	1,540,429
Due January 14, 2016, subsequently repaid on due date	-	1,078,300
Due January 14, 2016, subsequently repaid on due date	-	770,214

Total	$9,586,276	$12,477,471

The interest-free notes payable, ranging from six months to one year from the date of issuance, are secured by $6,703,242and $8,780,433 restricted cash, as of December 31, 2016 and 2015, respectively.

All the notes payable are subject to bank charges of 0.05% of the principal amount as commission on each loan transaction.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

NOTE 13 – SHORT TERM BANK LOANS

Short-term loans are summarized as follows:

	Bank Name	Interest Rate per Annum	December 31,
			2016	2015
Due on December 27, 2017,	Anhui Rural Commercial Bank (“ARCB”) Ma An Shan Branch	6.276%	$1,782,471	$-
Due on December 14, 2017,	China Construction Bank (“CCB”) Jiu Jiang Branch	4.40%	2,306,472	-
Due on November 20, 2017, guaranteed by Dr. Tang,	Agricultural Bank of China (“ABC”) Jiu Long Branch	5.873%	2,594,782	-
Due on November 2, 2017,	CCB Jiu Jiang Branch	4.40%	720,773	-
Due on November 1, 2017, guaranteed by Ossen Material Research and Dr. Tang,	ABC Jiu Long Branch	5.873%	720,773	-
Due on August 19, 2017, guaranteed by Ma An Shan Pubang Financing guarantee co., Ltd, a 3rd party	ARCB Ma An Shan Branch	6.78%	4,324,636	-
Due on June 27, 2017,	Anhui Commercial Bank (“ACB”) Fei Cui Branch	6.00%	1,347,845	-
Due on May 19, 2017,	ACB Fei Cui Branch	6.00%	1,441,545	-
Due on May 17, 2017, guaranteed by export order	ARCB Ma An Shan Branch	6.60%	140,551	-
Due on May 10, 2017, guaranteed by export order	ARCB Ma An Shan Branch	6.60%	95,142	-
Due on April 27, 2017, guaranteed by export order	ARCB Ma An Shan Branch	6.60%	147,038	-
Due on April 25, 2017, guaranteed by Ossen Material Research and Dr. Tang,	ABC Jiu Long Branch	5.873%	576,618	-
Due on March 28, 2017, guaranteed by export order subsequently repaid on due date	ARCB Ma An Shan Branch	6.60%	207,582	-
Due on March 7, 2017, guaranteed by export order subsequently repaid on due date	ARCB Ma An Shan Branch	6.60%	145,596	-
Due on February 9, 2017, guaranteed by export order subsequently repaid on due date	ARCB Ma An Shan Branch	6.60%	119,648	-
Due on January 4, 2017, guaranteed by export order subsequently repaid on due date	ARCB Ma An Shan Branch	6.60%	245,063	-

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

NOTE 13 – SHORT TERM BANK LOANS (CONTINUED)

	Bank Name	Interest Rate per Annum	December 31,
			2015	2014
Due on December 24, 2016, guaranteed by Dr. Tang, subsequently repaid on due date	ABC Jiu Long Branch	5.44%	$-	$2,772,771
Due on December 2, 2016, guaranteed by Ossen Material Research and Dr. Tang, subsequently repaid on due date	CCB Jiu Jiang Branch	4.40%	-	3,388,943
Due on December 1, 2016, guaranteed by Ossen Material Research and collateral by the Company’s LUR, subsequently repaid on due date	ARCB Ma An Shan Branch	6.216%	-	5,186,623
Due on November 3, 2016, guaranteed by Ossen Material Research and Dr. Tang, subsequently repaid on due date	ABC Jiu Long Branch	5.87%	-	770,214
Due on June 29, 2016, guaranteed by Ma An Shan Pubang Financing guarantee co., Ltd, a 3rd party, subsequently repaid on due date	ACB Fei Cui Branch	7.80%	-	1,540,429
Due on June 6, 2016, guaranteed by Ossen Material Research, Ossen Shanghai and Dr. Tang, subsequently repaid on due date	ARCB Ma An Shan Branch	6.60%	-	2,515,520
Due on April 16, 2016, guaranteed by Ma An Shan Pubang Financing guarantee co., Ltd, a 3rd party, subsequently repaid on due date	ACB Fei Cui Branch	6.95%	-	1,540,429

Total			$16,916,535	$17,714,928

All short term bank loans are obtained from local banks in China and are repayable within one year.

The average annual interest rate of the short-term bank loans was 6.105% and 6.182% as of December 31, 2016 and 2015, respectively. Interest expense, included in the financial expenses in the statement of operations, was $1,070,192 $1,017,345 and $1,943,115 for the years ended December 31, 2016, 2015 and 2014, respectively. The Company was in compliance of their financial covenants at December 31, 2016 and 2015, respectively.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

NOTE 14 – LONG TERM BANK LOANS

	Bank Name	Interest Rate per Annum	December 31,
			$ 2016	$ 2015
Due on August 30, 2019, collateral by the Company’s LUR	Anhui Commercial Bank (“ACB”) Hui Tong Branch	8.00%	$7,207,727	$—
Total			$7,207,727	$—

Interest expense, included in the financial expenses in the statement of operations, was $225,900, nil and nil for the years ended December 31, 2016, 2015 and 2014, respectively.

NOTE 15 – BOND PAYABLE

	Interest rate	December 31,
		2016			2015
		Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Due September 4, 2016, subsequently repaid on due date	10.75%	-	-	-	-	15,273,177	-

Total bond payable		$-	-	-	$-	15,273,177	-

On September 4, 2014, the Company issued Corporate Bond to borrow RMB 100,000,000 from Guo Yuan Securities Co. Ltd. The maturity date is September 4, 2016 and the interest rate was 10.75%, no principal payments are required prior to maturity. The Company repaid bond payable on due date and the interest expense, included in the financial expenses in the statement of operations, was $1,343,019, $2,172,228 and $610,571 for the years ended December 31, 2016, 2015 and 2014, respectively.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

NOTE 16 – STOCK REPURCHASE PROGRAM

In May 2015, the Company’s Board of Directors approved a share repurchase program for up to a total of 500,000 shares of the Company's American Depositary Receipts ("ADSs") through May 2016. Shares may be repurchased in the open market at prevailing market prices and/or in negotiated transactions off the market from time to time as market conditions warrant in accordance with applicable requirements of Rule 10b5-1 and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended. During the year ended December 31, 2016, the Company repurchased 37,680 shares of ordinary shares from the secondary market. In connection with the transaction, the Company paid approximately $36,810.

NOTE 17 – EARNINGS PER SHARES

Basic earnings per share are computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

The following table sets forth the computation of basic and diluted earnings per share for the periods indicated:

	December 31,
	2016	2015	2014

Net income attribute to the Company	$4,823,973	$5,896,804	$3,858,876

Weighted average ordinary shares outstanding - basic and diluted	19,804,164	19,862,537	19,901,959

Basic and diluted earnings per share	$0.24	$0.30	$0.19

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

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

Enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC territory are considered PRC resident enterprises and subject to the PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management" refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2016, no detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of December 31, 2016, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If the Company’s non-PRC incorporated entities are deemed PRC tax residents, such entities would be subject to PRC tax The Company has analyzed the applicability of this law, as of December 31, 2016, and the Company has not accrued for PRC tax on such basis. The Company will continue to monitor changes in the interpretation or guidance of this law.

PRC tax law also imposes a 10% withholding income tax, subject to reduction based on tax treaty where applicable, for dividends distributed by a foreign invested enterprise to its immediate holding company outside China. Such dividends were exempted from PRC tax under the previous income tax law and regulations. The foreign invested enterprise is subject to the withholding tax starting from January 1, 2008. There were no dividends distributed in the years ended December 31, 2016 and 2015.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

NOTE 18 – INCOME TAX-(CONTINUED)

Income tax expenses consist of the following:

	Year Ended December 31,
	2016	2015	2014
Current	$910,231	$1,018,143	$745,338
Deferred	15,817	162,024	(166,611)
Income tax expenses	$926,048	$1,180,167	$578,727

Reconciliation from the expected income tax expenses calculated with reference to the statutory tax rate in the PRC of 25% is as follows:

	Year Ended December 31,
	2016	2015	2014
Computed "expected" income tax expenses	$1,562,382	$1,948,393	$1,178,571
Effect on tax incentive / holiday	(653,029)	(982,104)	(726,615)
Non-deductable expense	16,695	213,878	126,771
Income tax expenses	$926,048	$1,180,167	$578,727

Components of net deferred tax assets are as follows:

	December 31,
	2016	2015	2014

Provision of doubtful accounts	$147,899	$110,715	$281,150
Reserve for inventories	18,052	-	-
Provision of interest expense	-	82,798	87,455
	$165,951	$193,513	$368,605

The deferred tax assets balance of $165,951, $193,513 and $368,605 at December 31, 2016, 2015and 2014 respectively are included in other current assets in the accompanying consolidated balance sheets.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

NOTE 19 – GEOGRAPHICAL SALES AND SEGMENTS

Our management does not capture financial information or utilize operating segments to make decisions about the business. Management believes that it operates in one business segment. However, our management does rely on sales by geographical area as useful information in managing the business.

Information for the Company’s sales by geographical area for the years ended December 31, 2016, 2015 and 2014 are as follows:

	Year Ended December 31,
	2016	2015	2014

Domestic Sales	$112,119,286	$110,109,028	$115,256,175
International Sales	4,909,868	7,799,388	8,315,280
	$117,029,154	$117,908,416	$123,571,455

NOTE 20 – SUBSEQUENT EVENTS

We have evaluated all events or transactions that occurred after December 31, 2016 up through the date we issued the consolidated financial statements.

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES
SCHEDULE I
CONDENSED PARENT COMPANY FINANCIAL INFORMATION

OSSEN INNOVATION CO., LTD

CONDENSED BALANCE SHEETS AS OF DECEMBER 31, 2016 AND 2015

	December,31
	2016	2015
ASSETS
Current Assets
Cash	$3,461	$81,493
Due from related party	20,000,000	20,000,000
Total Current Assets	20,003,461	20,081,493
Investments in subsidiaries	71,766,984	73,637,980
TOTAL ASSETS	$91,770,445	$93,719,473

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Other payables and accrued liabilities	$1,148,906	$934,997
Due to shareholder	307,499	282,499
Total Current Liabilities	1,456,405	1,217,496
TOTAL LIABILITIES	$1,456,405	$1,217,496

EQUITY
Shareholders' Equity
Ordinary shares, $0.01 par value: 100,000,000 shares authorized; 20,000,000 shares issued; 19,791,110 and 19,828,790 shares outstanding as of December 31, 2016 and 2015, respectively	$200,000	$200,000
Additional paid-in capital	33,971,455	33,971,455
Statutory reserve	6,123,022	5,631,373
Retained earnings	54,590,589	50,258,265
Accumulated other comprehensive income/(loss)	(4,378,873)	2,596,227
Treasury stock, at cost: 208,890 and 171,210 shares as of December 31, 2016 and 2015, respectively	(192,153)	(155,343)
TOTAL SHAREHOLDERS’ EQUITY	90,314,040	92,501,977
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$91,770,445	$93,719,473

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES
SCHEDULE I
CONDENSED PARENT COMPANY FINANCIAL INFORMATION

OSSEN INNOVATION CO., LTD CONDENSED STATEMENTS

OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

	Year Ended December,31
	2016	2015	2014

REVENUES	$-	$-	$-
COST OF GOODS SOLD	-	-	-
GROSS PROFIT	-	-	-
Selling expenses	-	-	-
General and administrative expenses	279,893	198,753	201,439
Total Operating Expenses	279,893	198,753	201,439

LOSS FROM OPERATIONS	(279,893)	(198,753)	(201,439)
Financial expenses, net	184	272	219
Equity in income of subsidiaries	5,104,050	6,095,829	4,060,534
INCOME BEFORE INCOME TAX	4,823,973	5,896,804	3,858,876
INCOME TAX	-	-	-
NET INCOME	4,823,973	5,896,804	3,858,876
OTHER COMPREHENSIVE INCOME
Foreign currency translation gain (loss)	(6,975,100)	(5,829,470)	779,135
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	(6,975,100)	(5,829,470)	779,135

COMPREHENSIVE INCOME	$(2,151,127)	$67,334	$4,638,011

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES
SCHEDULE I
CONDENSED PARENT COMPANY FINANCIAL INFORMATION

OSSEN INNOVATION CO., LTD CONDENSED

STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED

DECEMBER 31, 2016, 2015 AND 2014

	Year Ended December,31
	2016	2015	2014

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$4,823,973	$5,896,804	$3,858,876
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in earnings of subsidiaries	(5,104,050)	(6,095,829)	(4,060,534)
Other payables and accrued liabilities	213,909	132,938	156,249
Due to shareholder	25,000	182,499	50,000
Net cash provided by / (used in) operating activities	(41,168)	116,412	4,591

CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash provided by / (used in) investing activities	-	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Treasury stock purchased	(36,810)	(58,735)	-
Net cash provided by / (used in) financing activities	(36,810)	(58,735)	-

INCREASE / (DECREASE) IN CASH	(77,978)	57,677	4,591
Effect of exchange rate changes on cash	(54)	54	-
Cash at beginning of period	81,493	23,762	19,171
CASH AT END OF PERIOD	$3,461	$81,493	$23,762

