Form 20-F
period 2017-12-31
Ossen Innovation Co. Ltd.
filed 2018-05-15
CIK 1485538

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2017 was: 19,791,110 ordinary shares, par value $0.01 per share.

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

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Unless the context indicates otherwise, all references to “China” and the “PRC” refer to the People’s Republic of China, all references to “Renminbi” or “RMB” are to the legal currency of the People’s Republic of China, all references to “U.S. dollars,” “dollars” and “$” are to the legal currency of the United States and all references to “ADSs” refer to our American Depositary Shares, each of which represents one ordinary share. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On May 10, 2018, the cash buying rate announced by the People’s Bank of China was RMB 6.361 to $1.00.

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

3.A. Selected Financial Data

The following selected financial information should be read in connection with, and is qualified by reference to, our consolidated financial statements and their related notes and the section entitled “Operating and Financial Review and Prospects” included elsewhere in this annual report. The consolidated statements of income data for the fiscal years ended December 31, 2015, 2016 and 2017 and the balance sheet data as of December 31, 2016 and 2017 are derived from audited consolidated financial statements included elsewhere in this annual report. The consolidated statements of income data for the fiscal years ended December 31, 2013 and 2014 and the balance sheet data as of December 31, 2013, 2014 and 2015 are not included in this annual report. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

Selected Consolidated Statement of Income Data	For the Year Ended December 31,
	2017	2016	2015	2014	2013
	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
Revenues	$132,375,915	$117,029,154	$117,908,416	$123,571,455	$113,891,989
Cost of goods sold	117,721,799	100,932,528	102,197,994	110,250,876	102,353,957
Gross profit	14,654,116	16,096,626	15,710,422	13,320,579	11,538,032
Selling and distribution expenses	598,832	734,159	986,378	772,383	625,500
General and administrative expenses	6,002,121	6,376,383	4,478,413	6,340,584	3,485,118
Total Operating Expenses	6,600,953	7,110,542	5,464,791	7,112,967	4,110,618
Income from operations	8,053,163	8,986,084	10,245,631	6,207,612	7,427,414

Financial expenses, net	(1,610,337)	(2,827,138)	(2,823,952)	(2,401,268)	(2,696,966)
Other income, net	147,108	90,584	371,894	907,941	558,426
Income before income taxes	6,589,934	6,249,530	7,793,573	4,714,285	5,288,874
Income taxes	(691,556)	(926,048)	(1,180,167)	(578,727)	(1,219,030)
Net income	5,898,378	5,323,482	6,613,406	4,135,558	4,069,844
Less: Net Income attributable to non-controlling interest	553,067	499,509	716,602	276,682	426,440

Net income attributable to controlling interest	5,345,311	4,823,973	5,896,804	3,858,876	3,643,404
Other comprehensive income
Foreign currency translation gain (loss)	6,606,207	(6,975,100)	(5,829,470)	779,135	1,647,348

Total other comprehensive income (loss)	6,606,207	(6,975,100)	(5,829,470)	779,135	1,647,348
Comprehensive Income (loss)	11,951,518	(2,151,127)	67,334	4,638,011	5,290,752

Weighted average shares outstanding	19,791,110	19,804,164	19,862,537	19,901,959	19,901,959

Earnings per share*	0.27	0.24	0.30	0.19	0.18

* Calculation is based on net income attributable to controlling interest and the weighted average shares outstanding, excluding foreign currency translation gain (loss).

Selected Balance Sheets Data	December 31,
	2017	2016	2015	2014	2013
	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
Cash and cash equivalents	$950,225	$217,631	$812,277	$684,592	$1,139,450
Total current assets	144,640,849	132,259,554	144,772,273	159,358,503	169,273,347
Total long-term assets	7,878,057	8,184,198	9,468,260	11,405,994	12,755,970
Total assets	152,518,906	140,443,752	154,240,533	170,764,497	182,029,317

Total liabilities	37,568,527	37,997,958	50,106,311	67,355,476	83,534,989
Total shareholders’ equity	114,950,379	102,445,794	104,134,222	103,409,021	98,494,328
Total liabilities and shareholders’ equity	152,518,906	140,443,752	154,240,533	170,764,497	182,029,317

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

Risks Related to Our Business and Our Industry

The proposed sale of our existing business and proposed acquisition of a new business in the medical technology industry have not been consummated, and there is no guarantee that such transactions will be consummated.

On July 19, 2017, we entered into a Share Exchange Agreement (the "SEA") with the shareholders (the “Selling Shareholders”) of America-Asia Diabetes Research Foundation (the "Foundation"), a California corporation that owns 90.27% of the equity interests of San MediTech (Huzhou) Co. Ltd. ("San MediTech"), a China-based medical device company engaged in the research, development and marketing of glucose control products. Pursuant to the SEA, we agreed to acquire all of the issued and outstanding equity interests of the Foundation in exchange for 81,243,000 of our ordinary shares (the "Acquisition"). Upon completion of the Acquisition, we would indirectly own 90.27% of San MediTech. San MediTech's proprietary Dynamic Glucose Monitoring System ("DGMS") provides continuous, real-time monitoring of glucose level in diabetes patients, with two patents granted in China and several patents pending both in China and the U.S. DGMS has been approved by the China Food and Drug Administration and has entered into clinical trials in the U.S. for DGMS.

In connection with the Acquisition, we agreed to sell our existing pre-stressed steel manufacturing business, including all existing liabilities, immediately following the completion of the Acquisition. An entity affiliated with Dr. Liang Tang, our Chairman, agreed to acquire all of the equity of our wholly-owned subsidiary, which indirectly owns all of our existing operating subsidiaries, in exchange for the forfeiture and cancellation of all 11,850,000 ordinary shares currently held by Dr. Tang (the “Sale Transaction”).

The Selling Shareholders breached the SEA and as a result, the SEA and the Sale Transaction have been terminated. We may consider a transaction similar to the Sale Transaction along with the acquisition of another business in the future, although no such plans currently exist and there is no guarantee that we will be successful in consummating any such transaction. Any such transaction would be subject to the satisfaction of various closing conditions, including shareholder approval. Furthermore, in the event that such transactions are consummated, the interests of our existing shareholders may be substantially diluted.

Our chairman owns a large percentage of our outstanding stock and could significantly influence the outcome of our corporate matters.

Dr. Tang owns approximately 59.9% of our outstanding ordinary shares, reflecting a majority equity interest in our company. As our majority shareholder, Dr. Tang is able to elect our board of directors, and determine the outcome of all matters requiring the approval of the holders of a majority of our outstanding shares, including the sale of our assets or an acquisition of assets. This concentration of ownership in our shares by Dr. Tang limits your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us. In addition, sales of significant amounts of ordinary shares held by Dr. Tang, or the prospect of these sales, could adversely affect the market price of our ordinary shares.

Our operations are cash intensive, and our business could be adversely affected if we fail to maintain sufficient levels of liquidity and working capital.

As of December 31, 2017, we had approximately $1.0 million of cash and cash equivalents. Historically, we have spent a significant amount of cash on our operational activities, principally to procure raw materials for our products. Our short-term loans are from Chinese banks and are generally secured by a portion of our fixed assets, land use right, receivables and/or guarantees by related parties. The term of almost all such loans is one year or less. Historically, we have rolled over such loans on an annual basis. However, we may not have sufficient funds available to pay all of our borrowings upon maturity in the future. Failure to roll over our short-term borrowings at maturity or to service our debt could result in the imposition of penalties, including increases in interest rates, legal actions against us by our creditors, or even insolvency.

Although we have been able to maintain adequate working capital primarily through cash from operations and short-term borrowings, any failure by our customers to settle outstanding accounts receivable, or our inability to borrow sufficient capital from local banks, in the future could materially and adversely affect our cash flow, financial condition and results of operations.

 In addition, since 2013, we have been required to provide cash deposits, instead of bank guarantee letters, when we bid for projects, which results in further pressure on our working capital. Yet, during this time period, The People’s Bank of China (PBOC) maintained a prudent and neutral monetary policy and local banks have generally maintained tight lending policies, thereby limiting our ability to borrow funds in order to win bids that we believe we otherwise could have won. Although our production facilities are running at full capacity, the bids we are losing due to lack of up-front cash deposit may be more profitable than the ones we are winning, which could negatively impact our overall revenue and profitability.

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

In 2016 and 2017, we generated revenue of approximately $101.4 million and $112.4 million, respectively, or 86.6% and 84.9%, respectively, of our total revenue, from sales of our rare earth coated PC wires and PC strands. We believe that we are the only prestressed steel material manufacturer in the PRC that currently manufactures rare earth coated prestressed steel materials for bridge construction. While we believe that our rare earth coating capabilities provide us with a competitive advantage among our competitors, it is likely that our competitors will seek to develop similar competing products in the near future. We intend to continue to expand research and development efforts to advance our rare earth coating applications even further, including improving the products’ corrosion-resistant level and increasing the products’ strength and life span. In particular, we continued to develop a rare earth coating application for zinc-aluminum alloy coated products, which are more corrosion-resistant than zinc coated products in 2017. However, there can be no assurance that our initial competitive advantage will be retained and that one or more competitors will not develop products that are equal or superior to ours in quality and are better priced than our rare earth coated products.

Our revenues are highly dependent on a limited number of customers and the loss of any one of our major customers could materially and adversely affect our growth and our revenues.

During the years ended December 31, 2017 and 2016, our six largest customers contributed 74.8% and 81.4% of our total sales, respectively. As a result of our reliance on a limited number of customers, we may face pricing and other competitive pressures, which may have a material adverse effect on our profits and our revenues. The volume of products sold for specific customers varies from year to year, especially since we are not the exclusive provider for any customers. In addition, there are a number of factors, other than our performance, that could cause the loss of a customer or a substantial reduction in the products that we provide to any customer and that may not be predictable. For example, our customers may decide to reduce spending on our products or a customer may no longer need our products following the completion of a project. The loss of any one of our major customers, a decrease in the volume of sales to these customers or a decrease in the price at which we sell our products to them could materially adversely affect our profits and our revenues.

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

We currently purchase almost all of our raw materials from a small number of suppliers. Purchases from our five largest suppliers amounted to 99.7% and 99.1% of our raw material purchases in the years ended December 31, 2017 and 2016, respectively. In the event that we need to diversify our supplier network, we may not be able to procure a sufficient supply of raw materials at a competitive price, which could have an adverse effect on our results of operations, financial condition and cash flows.

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

In 2017, China continued focusing on addressing the overcapacity in the steel industry and strengthening supply-side structural reform to drive sustained growth. As of December 2017, China has lowered steel production by about 115 million tons, according to reports issued by the Chinese government. We believe that the Chinese government will continue its efforts and target cutting 150 million tons of steel capacity by the end of 2018, while strictly controlling steel capacity increases. As a result, the average price of steel products, including our products and principal raw materials, increased in 2017. We expect steel demand will continue to slightly outpace supply due to the reduction of overcapacity and average price of steel products will continue to rise in 2018.   However, there can be no assurance that we will be able to raise our prices to compensate for the increase in raw materials.

Sales to customers outside China and international developments expose us to risks inherent in international sales and increased competition.

We generated approximately 4.1% and 4.2%, respectively, of our revenue during the years ended December 31, 2017 and 2016 from sales to customers in international markets. As a result, we are subject to risks and challenges that we would otherwise not face if we conducted our business only in China. For example, in 2009 and 2010, the European Union and the United States imposed anti-dumping duties on imports of certain prestressed wires and wire strands originating in China. These measures had a negative impact on our business and results of operations. In the first quarter of 2018, the United States government announced stiff tariffs on imports of steel and aluminum from certain countries, including China. Although we have not generated any sales from the United States since the anti-dumping duties were imposed in 2010, these measures may also have a negative impact on our business and results of operations because Chinese-based steel product exporters may now focus their marketing efforts on the Chinese domestic market.

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

Our operating results vary significantly from quarter to quarter. Therefore, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as an indication of our future performance. It is possible that in the future some of our quarterly results of operations may be below the expectations of market analysts and our investors, which could lead to a significant decline in the trading price of our ordinary shares. Factors which affect the fluctuation of our revenues, expenses and profits include:

·	delays or cancellations of infrastructure projects in China due to unexpected accidents or to financial or other issues confronting the Ministry of Transport, China National Railway Co., or other PRC governmental agencies overseeing these industries;

·	changes in prices of our raw materials, with higher prices leading to reduced operating income;

·	variations, expected or unexpected, in the duration, size, timing and scope of purchase orders;

·	changes in our pricing policies or those of our competitors;

·	changes in compensation, which may reduce our gross profit for the quarter in which they are effected;

·	our inability to manage costs, including those related to our raw materials, personnel, infrastructure and facilities;

·	exchange rate fluctuations; and

·	general economic conditions.

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

Our reporting currency is the U.S. dollar. However, substantially all of our revenues are denominated in RMB. Any significant revaluation of the Renminbi may have a material adverse effect on the U.S. dollar equivalent amount of our revenues and financial condition as well as on the value of, and any dividends payable on, our ordinary shares in foreign currency terms. For instance, a decrease in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our ordinary shares and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ADSs. For 2016 and 2017, we had foreign currency translation loss of $6.9 million and foreign currency translation gain of $6.6 million, respectively, primarily due to the material depreciation of the RMB against the U.S. dollar in 2016 and the strengthening of the RMB against the U.S. dollar in 2017.

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China's political and economic conditions and China's foreign exchange policies, among other things. In 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

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

The PRC government has exercised, and continues to exercise, substantial control over virtually every sector of the Chinese economy through regulation and state ownership, including the infrastructure and steel sectors where we have been doing our business. Any government decisions or actions to postpone, change or halt the construction of certain types of infrastructure projects for any reason, such as the high speed railway accident in July 2011 in South China and the ongoing reduction of 150 million tons of steel production announced in 2016, or any decisions the government might make to cut spending, could adversely impact our business and results of operations.

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

 In light of the flood of capital outflows of China in 2016 due to the weakening RMB, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies, we may not be able to satisfy our foreign currency demands.

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

Banks and other financial institutions in the PRC do not provide insurance for funds held on deposit. The Chinese government implemented the bank deposit insurance program on May 1, 2015. Financial institutions are required to pay insurance premiums into a fund that is managed by an agency appointed by the State Council. The program is designed to return bank clients' deposits if their bank suffers insolvency or bankruptcy. The reimbursement is drawn from the new fund in the case of the deposit being RMB 500,000 ($76,520 as of December 31, 2017) or less. However, the implementation and impact of this program are uncertain. As a result, in the event of a bank failure, we may not have access to funds on deposit. Depending upon the amount of money we maintain in a bank that fails, our inability to have access to our cash could impair our operations, and, if we are not able to access funds to pay our suppliers, employees and other creditors, we may be unable to continue our business operations.

If relations between the United States and China worsen, investors may be unwilling to hold or buy our ordinary shares and our share price may decrease.

At various times during recent years, the United States and China have had significant disagreements over political and economic issues, which may result in or intensify potential conflicts in relation to territorial, regional security and trade disputes. For instance, the United States has expressed a desire to reexamine the trade relationship between China and the United States. Any continuing or worsening slowdown could significantly reduce domestic growth in China and therefore adversely affect our business, financial condition and results of operations.

If we become directly subject to the scrutiny, criticism and negative publicity that historically related to U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

In past years, U.S. public companies that have substantially all of their operations in China, particularly companies that have completed reverse merger transactions, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the United States Securities and Exchange Commission. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now, or were in the recent past, subject to shareholder lawsuits, SEC enforcement actions and are conducting internal and external investigations into the allegations. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation will be costly and time consuming and distract our management from growing our Company. If such allegations are not proven to be groundless, our Company and business operations will be severely impacted and your investment in our stock could be rendered worthless.

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

We do not believe that we were a PFIC for our 2017 taxable year. However, because the determination of our PFIC status is based on such factual matters as the composition of our income and assets, the valuation of our assets, and our market capitalization, there is no assurance that the United Stated Internal Revenue Service (“IRS”) will agree with our position. In addition, there can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2018 or in future taxable years. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ADSs or ordinary shares if we were to become a PFIC. See “Taxation — United States Federal Income Taxation — Tax Consequences if We Are a Passive Foreign Investment Company.”

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

On July 19, 2017, we entered into a Share Exchange Agreement with the shareholders of America-Asia Diabetes Research Foundation, a California corporation that owns 90.27% of the equity interests of San MediTech (Huzhou) Co. Ltd., a China-based medical device company engaged in the research, development and marketing of glucose control products. Pursuant to the Share Exchange Agreement, we agreed to acquire all of the issued and outstanding equity interests of America-Asia Diabetes Research Foundation in exchange for 81,243,000 of our ordinary shares. Upon completion of the Acquisition, we would indirectly own 90.27% of San MediTech. In connection with the Acquisition, we agreed to sell our existing pre-stressed steel manufacturing business, including all existing liabilities, immediately following the completion of the Acquisition. An entity affiliated with Dr. Liang Tang, our Chairman, agreed to acquire all of the equity of our wholly-owned subsidiary, which indirectly owns all of our existing operating subsidiaries, in exchange for the forfeiture and cancellation of all 11,850,000 ordinary shares currently held by Dr. Tang. The shareholders of America-Asia Diabetes Research Foundation breached the Share Exchange Agreement and as a result, the Share Exchange Agreement and the Sale Transaction was terminated on May 4, 2018.

Capital Expenditures

We incurred capital expenditures of approximately $37,848 and $17,537 for the years ended December 31, 2017 and 2016, respectively, primarily in connection with maintenance and repair of current production lines. These capital expenditures were financed by proceeds from bank financing and cash provided by operating activities.

We expect that our capital expenditures in fiscal year 2018 will be incurred primarily in connection with maintenance and repair of current production lines.

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

During the year ended December 31, 2017, we generated revenue of approximately $112.4 million, or 84.9% of our total revenue (as compared to $101.4 million, or 86.6% of our total revenue, in 2016), from sales of our rare earth coated PC wires and PC strands. We believe that we are the only prestressed steel material manufacturer in the PRC that currently manufactures rare earth coated materials for bridge construction.

While we believe that our rare earth coating capabilities provide us with a competitive advantage among our competitors due to higher strength and higher quality, it is likely that our competitors will seek to develop similar competing products in the near future. We intend to continue to expand research and development efforts to advance our rare earth coating applications even further including improving the product’s corrosion-resistant level and increasing the product’s strength and life span. In particular, we continued to develop a rare earth coating application for zinc-aluminum alloy coated products in 2017, which are more corrosion-resistant than zinc coated products. However, there can be no assurance that our initial competitive advantage will be retained and that one or more competitors will not develop products that are equal or superior to ours in quality or are better priced than our rare earth coated products.

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

In 2013, the Chinese market began to adopt zinc-aluminum alloy coated PC wires and PC strands, which have more corrosion-resistance and stronger protective effect than zinc coated PC wires and PC strands. Our research and development department is currently developing a method to apply rare earth materials to the zinc-aluminum alloy coating process. We have made progress in developing such product so far and we will continue our research and development efforts in 2018. We anticipate that additional time will be necessary for such products to pass government inspection and to gain acceptance in the market.

Ossen Materials, our operating subsidiary, was founded in 2004. In 2005, we expanded our manufacturing capabilities by acquiring a facility in Jiujiang City in the PRC and forming Ossen Jiujiang. The founders of Ossen were among the first in China to introduce and promote the use of prestressed steel materials in construction projects. They have been involved in producing prestressed materials since 1994 and each has accumulated nearly 25 years of experience in the prestressed materials industry.

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

We believe that the Chinese central government will continue to maintain economic growth rate at approximately 6.5% in the next few years by optimizing economic structure and reforming the supply-side and funding infrastructure investment to maintain stable GDP growth. While we do not believe that the Chinese government will initiate another large scale, comprehensive capital injection, we believe that infrastructure spending will be selectively targeted at developing regions in Central or Western China. Furthermore, through the “One Belt, One Road” initiatives, announced in late 2013, and the Asian Infrastructure Investment Bank launched in December 2015, investments are expected to be made during the next decade to construct new bridges and new railroads. We believe that these developments should create bidding opportunities for us and we expect the market will continue to recover gradually in 2018 and beyond.

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

Strong in-house research and development capabilities

Our research and development team consists of members recognized as industry experts in China, and each member of our senior management team has nearly 25 years of industry experience on average. We have built a recognized brand name in the industry by introducing innovative solutions to the prestressed materials industry, and particularly coated prestressed materials, in China and internationally. Our engineering team works closely with our customers in order to understand their requirements. We have been able to introduce new equipment to enhance cost saving and time reduction in the construction of bridges, highways, railways and buildings, as well as numerous other projects.

Efficient proprietary production technology

We continually pursue technological improvements to our manufacturing processes via our strong in-house development teams. We own forty-three patents granted by the State Intellectual Property Office of the PRC, including five invention patents and thirty-eight utility model patents as of April 17, 2018. In addition, we have applied for four invention patents, which are currently pending. These patents and patent applications are intended to protect our technologies, including production processes of various wire ropes, pickling methods for steel wire materials, the quality control methods for certain steel wire products and devices designed for the production of steel wire. Our research and development efforts have generated technological improvements that have been instrumental in controlling our production costs and increasing our operational efficiency, most notably with respect to the development of our rare earth coated materials.

Strong recognition from domestic and international customers for supplying materials for infrastructure projects

The solid reputation that our management team has developed over the past nearly 25 years in the prestressed material industry in China and in other countries such as Canada, the United States, Japan, South Korea, Bangladesh, South Africa, Italy and Spain, including an established track record for consistently providing quality products at competitive prices, has enabled us to develop a strong customer base and to be involved in major building projects.

We generated approximately 4.1% and 4.2%, respectively, of our revenue during the years ended December 31, 2017 and 2016 from sales to customers in international markets (including primarily Japan, Vietnam, South Korea, New Zealand, Australia, Bangladesh, Chile, Costa Rica, South Africa, and Brunei), primarily for use in the construction of bridges. Due to the anti-dumping measures imposed by the United States and European Union and recent stiff trade measures imposed by the United States government, we do not intend to reestablish a presence in the United States or the European Union at the levels we experienced in 2008 in the near future. However, if opportunities arise in the U.S. or EU markets or in other international markets for us to win bids on projects or to reengage with former customers or establish relationships with new customers, we would pursue such opportunities. Although we have not generated any sales from the United States since the new tariffs were imposed in 2018, these measures may also have a negative impact on our business and results of operations because Chinese-based steel product exporters may now focus their marketing efforts on the Chinese domestic market, thereby increasing competition in China.

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

Competition

China is one of the world’s largest producers and markets for prestressed steel materials. In 2016 and 2017, our sales were predominantly to customers located in the PRC, and as a result, our primary competitors were PRC domestic companies.

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

Competition among PRC manufacturers of zinc coated prestressed products in China is limited to only four companies. Our main competitors for these products are Baosteel Group Shanghai Ergang Co. Ltd., Shuangyou Eaststeel and Jiangyin Walsin Steel Cable Co. Ltd. Furthermore, we believe that we are the only Chinese rare earth coated prestressed material manufacturer. While we believe that our rare earth coating capabilities provide us with a competitive advantage among our competitors, it is likely that our competitors will seek to develop similar competing products in the near future. We intend to continue to expand research and development efforts to advance our rare earth coating applications even further, including improving the products’ corrosion-resistant level and increasing the products’ strength and life span. In particular, we continued to develop a rare earth coating application for zinc-aluminum alloy coated products, which are more corrosion-resistant than zinc coated products in 2017. However, there can be no assurance that our initial competitive advantage will be retained and that one or more competitors will not develop products that are equal or superior to ours in quality or are better priced than our rare earth coated products.

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

The suppliers that supplied us with a significant percentage of our raw materials for the past three years were Jiangsu Shagang Group Co., Ltd., Shanghai Chemical Industry Supply and Marketing Co., Ltd., Jiangxi Yigeer Technology Co., Ltd., Beijing Baosteel Northern Trading Co., Ltd, and Baosteel Group Nantong Wire Products Co., Ltd. and all are based in China. Due to the variety of raw materials from different suppliers, our purchases from Shanghai Chemical Industry Supply and Marketing Co., Ltd. decreased and our purchases from Jiangsu Shagang Group Co., Ltd. increased in 2017.

Purchases from our five largest suppliers amounted to 99.7% and 99.1% of our raw material purchases in 2017 and 2016, respectively.

We are not dependent on any one of our suppliers, as we are able to source raw materials from alternative vendors should the need arise. We have not experienced significant production disruptions due to a supply shortage from our suppliers, nor have we had any major dispute with a material supplier.

Volatility of Price of Raw Materials

We have no long-term, fixed-price steel purchase contracts. When steel prices increase competitive conditions will influence how much of the price increase we can pass on to our customers. To the extent we are unable to pass on future price increases in our raw materials to our customers, the revenues and profitability of our business could be adversely affected. When steel prices decline, customer demands for lower prices and our competitors' responses to those demands could result in lower sale prices, lower margins and inventory valued at the lower of cost or market adjustments as we use existing steel inventory. Significant or rapid declines in steel prices or reductions in sales volumes could result in us incurring inventory or goodwill impairment charges. Therefore, changing steel prices could significantly impact our revenues, gross margins, operating income and net income. In 2017, the Chinese government continued to focus on addressing the overcapacity in the steel industry and strengthening supply-side structural reform to drive sustained growth. As of December 2017, China has lowered steel production by about 115 million tons, according to reports issued by the Chinese government. We believe that the Chinese government will continue its efforts and target cutting 150 million tons of steel capacity by the end of 2018, while strictly controlling steel capacity increases. As a result, the average price of steel products, including our products and principal raw materials, increased in 2017. We expect steel demand will continue to slightly outpace supply due to the reduction of overcapacity and average price of steel products will continue to rise in 2018.

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

Sales, Marketing and Distribution

Sales and Marketing

We have been successful to date in maintaining long-term relationships with numerous customers by satisfying their commercial needs. In addition, our marketing team monitors the market and responds accordingly in order to increase our customer base. We have a dedicated marketing and sales team of six employees that proactively follows up on new sales leads.

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

Since 2013, approximately one-third of the coated product projects and all of the plain surface product projects on which we bid have required an up-front, refundable cash deposit. However, during this time period, the People’s Bank of China (PBOC) maintained a prudent and neutral monetary policy and local banks have generally maintained tight lending policies, thereby limiting our ability to win bids that we believe we otherwise could have won. We selectively put down cash deposit for projects that we believed we could win and generate higher profit.

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

In 2017 and 2016, sales to our six largest customers, in the aggregate, accounted for approximately 74.8% and 81.4% of our total sales, respectively. The following table provides the name of each customer that contributed to more than 10% of our revenues in each of 2016 and 2017 and the percentage of our revenues generated from such customers during these periods.

Name of Customer	2017 Revenues	2016 Revenues
	(%)	(%)

Zhangjiagang Shajing Iron and Steel Trading Co., Ltd.**	30.4%	43.52%

Jiangsu Jinrun Steel Cable Co., Ltd.	10.4%	*

Wuhan Weikaer Steel Wire Product Co., Ltd.	*	10.2%

Zhejiang Kexin Engineering Material Co., Ltd.	10.9%	*

Wuhan Xianggang Metal Products Co., Ltd.	*	10.1%

* Less than 10% of our annual revenues.

** Zhangjiagang Ruifeng Iron and Steel Co., Ltd. changed its name to Zhangjiagang Shajing Iron and Steel Trading Co., Ltd. in 2013.

The following table describes the breakdown of our sales in 2017 and 2016 between our domestic and international customers.

	For the Year Ended December 31,
	2017	2016
Domestic Sales	$126,930,386	$112,119,286

International Sales	5,445,529	4,909,868

Total Sales	$132,375,915	$117,029,154

Research and Development

Our research and development efforts are focused on three objectives:

·	Superior product safety and quality;

·	Reduction of operating costs; and

·	Sustaining growth through the development of new products.

We have a research and development team at each of our facilities. In total, seventeen employees are dedicated to research and development. We spent $4.3 and $3.9 million in 2017 and 2016, respectively, on our research and development activities to customize products for new or existing customers and develop new products such as rare earth zinc-aluminum coated products. The nature of our research and development activities needed for our product development is generally not cash intensive. In addition, a portion of the work is conducted by organizations and universities with which we have a collaborative relationship.

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

We believe that our research and development activities and production technology for rare-earth zinc coated materials have contributed significantly to our growth. By using rare earth zinc-plating technology, we are able to lower the temperature for the stabilizing treatment during the production process and thereby minimize the loss of strength during the stabilizing process. As a result, this technology reduces the level of strength required of our raw materials under circumstances of unvaried finished product strength requirement and enables us to produce materials with greater strength under circumstances in which the strength of raw materials remains firm. We believe that we are the only enterprise which can produce rare-earth zinc coated pre-stressing materials of 1,860 mega pascal (“mPa”) strength level and 15.20 mm diameter in the world, as a result of our rare earth zinc-plating technology. We will continue our research and development efforts to improve the strength and stability of such product.

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

Patents

As of April 17, 2017, we have forty-three patents registered with the State Intellectual Property Office of the PRC, including five invention patents and thirty-eight utility model patents. In addition, we have applied for an additional four invention patents as of April 17, 2017.

From January 1, 2017 to April 17, 2018, seven pending utility model patents and one pending invention patent were approved by the State Intellectual Property Office.

Actual examination times for patent applications in China vary, but examinations of similar patent applications have taken approximately one year. These patents and patent applications are intended to protect the production processes of various wire ropes, pickling methods of materials of steel wire, the quality control methods for certain steel wire products and devices designed for the steel wire production. The term of all of the utility model patents is ten years from the filing of the application and the term of all of the invention patents is twenty years from the filing of the application. We currently do not have any patents registered or pending in any jurisdiction outside of the PRC.

The following table provides the name, the application number or patent number, the name of the applicant or patent holder and the status of our registered invention patents and each of our invention patent applications, and the expiration date of our registered invention patent:

Name	Application No. /Patent No.	Applicant /Patent Holder	Status	Expiration Date

Stabilizing Process of Indented Wire	ZL200710157149.0	Ossen Jiujiang	Registered	11/22/2027
Method to Change the Length of Waste of Stranded Wire Joint	ZL200910144241.2	Ossen Materials	Registered	7/26/2029
Production Process of Zinc Coated Steel Wire	ZL201010105179.9	Ossen Jiujiang	Registered	2/2/2030
Re-processing Technology of Galvanized Steel Wire	ZL201310137387.0	Ossen Jiujiang	Registered	4/18/2033
Prestressed Galvanized Steel Wire Joint Stabilizing Processing Production Method	ZL201610567857.0	Ossen Jiujiang	Registered	7/18/2036

The following table provides the name, the application number or patent number, the name of the applicant or patent holder and the status of each of our registered utility model patents and utility model patent applications, and the expiration dates of our registered utility model patents:

Name	Application No. /Patent No.	Applicant /Patent Holder	Status	Expiration Date

Oiling Device for PC Strand	ZL200820185079.x	Ossen Materials	Registered	08/21/2018

Infrared Safety Control Device for Lift Truck	ZL200820185081.7	Ossen Materials	Registered	08/21/2018

Device Designed to Control Smoke by Temperature	ZL200820185082.1	Ossen Materials	Registered	08/21/2018

Device Designed to Control Water Temperature When Phosphatizing the PC Strand	ZL200920233724.5	Ossen Materials	Registered	07/29/2019

Device for Testing Center Steel Wire Broken for Stranded Wire	ZL200920233725.x	Ossen Materials	Registered	07/29/2019

Device Designed to Test Temperature of Steel Wire When Drawing the Stranded Wire	ZL200920233726.4	Ossen Materials	Registered	07/29/2019

Steel Wire Joint Machine with Pressure Detecting Function	ZL200920233728.3	Ossen Materials	Registered	07/29/2019

Automatic Paper Rolling Device of Asphalt Paper	ZL200920233729.8	Ossen Materials	Registered	07/29/2019

Aerial Overhaul Platform for Forklift	ZL200920233730.0	Ossen Materials	Registered	07/29/2019

Name	Application No. /Patent No.	Applicant /Patent Holder	Status	Expiration Date

Skid Used When Packing PC Strand	ZL200920233731.5	Ossen Materials	Registered	07/29/2019

Inductive Water Saving Device	ZL201220218155.4	Ossen Materials	Registered	06/25/2021

Anti-Impact Gear	ZL201220217756.3	Ossen Materials	Registered	06/23/2021

Lock Device for PC Strand Production Wheel	ZL201220218156.9	Ossen Materials	Registered	06/25/2021

New Dies for Wire Drawing	ZL201320723167.7	Ossen Materials	Registered	12/24/2022

Energy-saving Device for Acid Mist Drainage	ZL201320722838.8	Ossen Materials	Registered	12/24/2022

Cold Assembly Mould	ZL201420023335.0	Ossen Materials	Registered	1/14/2024

Prestressed Strand Spreader	ZL201420023447.6	Ossen Materials	Registered	1/14/2024

Pickling Pool Electric Heating Control System	ZL201620087931.4	Ossen Materials	Registered	1/26/2026

Air Compressor Motor Protection System	ZL201620087953.0	Ossen Materials	Registered	1/26/2026

Prestressed Steel Wire Ultrasonic Vibration Pickling Pool	ZL201621197903.4	Ossen Materials	Registered	11/6/2026

Prestressed Strand Online Water Removal Device	ZL201720979882.X	Ossen Materials	Registered	8/6/2027

Prestressed Steel Strand Production Spiral Air Cylinder	ZL201621197904.9	Ossen Materials	Registered	11/6/2026

Closed Soot Filter System for Strand Production	ZL201721178282.X	Ossen Materials	Registered	9/13/2027

Strand Take-up Machine	ZL201721177583.0	Ossen Materials	Registered	9/13/2027

Steel Wire On-line Oil Coating Device	ZL201721178741.4	Ossen Materials	Registered	9/13/2027

Prestressed Steel Strand Packaging Structure	ZL201720976708.X	Ossen Materials	Registered	8/6/2027

Furnace for Zinc Coating Process	ZL201320200197.4	Ossen Jiujiang	Registered	4/18/2023

Actinomycetes Machine Discharge Line Protection Devices	ZL201320200077.4	Ossen Jiujiang	Registered	4/18/2023

Strand Actinomycetes Devices	ZL201320200171.X	Ossen Jiujiang	Registered	4/18/2023

Cooling Device with Distilled Water for Medium Frequency Furnace	ZL201320199776.1	Ossen Jiujiang	Registered	4/18/2023

U-shape Hot Galvanizing Furnace	ZL201420532006.9	Ossen Jiujiang	Registered	9/16/2024
Plastic Particle Drying Mixer	ZL201420798062.7	Ossen Jiujiang	Registered	12/16/2024

Multi-functional Line Traction Machine for Steel Wire Stabilization Processing Production Line	ZL201420798307.6	Ossen Jiujiang	Registered	12/16/2024

Dust Removing Device for Surface Treatment for Drawing Steel Wire	ZL201420798232.1	Ossen Jiujiang	Registered	12/16/2024

An Oil Weight Control Device for Unbonded Steel Strand	ZL201620720468.2	Ossen Jiujiang	Registered	7/10/2026

A Dedusting and Dedusting Device for A Prestressed Steel Strand Joint Machine	ZL201620720466.3	Ossen Jiujiang	Registered	7/10/2026

A Galvanized Steel Wire Fixture for Tensile Testing Machine	ZL201620720452.1	Ossen Jiujiang	Registered	7/10/2026

A Trapezoid Mold for Wire Rod Drawing of Carbon Steel	ZL201620720451.7	Ossen Jiujiang	Registered	7/10/2026

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

Environmental Matters

The Environmental Protection Law, promulgated by the National People’s Congress on December 26, 1989, is the primary law for environmental protection in China. The law establishes basic principles for coordinated advancement of economic growth, social progress and environmental protection, and defines the rights and duties of governments at all levels. Local environmental protection bureaus may set stricter local standards than the national standards and enterprises are required to comply with the stricter of the two sets of standards. Due to the nature of our business, we produce certain amounts of waste water, gas and solid waste materials during the course of our production. We believe that we are in compliance in all material respects with applicable PRC laws and regulations. All of our products meet the relevant environmental requirements under PRC laws and during the three years ended December 31, 2017 and 2016, we were not subject to any fines or legal action involving non-compliance with any relevant environmental regulation, nor are we aware of any threatened or pending action, including by any environmental regulatory authority.

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

Employees

As of December 31, 2017 and 2016, we had 190 and 191 full-time employees. As of April 17, 2018, we had 190 full-time employees.

The following table shows the breakdown in numbers and percentages of employees by department as of December 31, 2017:

Functions	Number of employees	% of total

Manufacturing	108	57%
Research & Development	17	9%
Quality Control	8	4%
General Administration, Purchasing, Sales and Marketing	57	30%
Total	190	100%

We have not experienced any significant labor disputes and consider our relationship with our employees to be good. Our employees are not covered by any collective bargaining agreement.

We have established an employee welfare plan in accordance with the relevant PRC laws and regulations. Our total expenses for this plan were approximately $249,491 and $276,044 in 2017 and 2016, respectively.

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

Our Shareholders

Dr. Tang, our chairman, owns 100% of the shares of Effectual Strength Enterprises Ltd., a British Virgin Islands company, which currently owns approximately 59.9% of our outstanding ordinary shares. The spouse of our chief executive officer, Wei Hua, owns 100% of the shares of Fascinating Acme Development Ltd., which owns approximately 3.0% of our outstanding ordinary shares. The spouse of the chief executive officer of Ossen Material Research (formerly Shanghai ZFX), which is an affiliated company of ours that supplies us with raw materials, owns 100% of the shares of Gross Inspiration Development Ltd., which owns approximately 3.0% of our outstanding ordinary shares. In December 2011, 5 million shares were issued in our initial public offering. Currently we have approximately 32.3% of our ordinary shares, or 6,389,510 shares, trading on NASDAQ in the form of ADS’s. The holders of the remaining approximately 1.8% of our shares are investors that are residents of the PRC and are unaffiliated with Ossen.

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

As of December 31, 2017, our production facility in Maanshan City had a total gross floor area of approximately 47,356 square meters and we employed 51 production personnel at that facility. Our Maanshan facility contained seven production lines with an annual production of approximately 110,134 tons in 2017. As of December 31, 2017, our production facility in Jiujiang City had a total gross floor area of approximately 58,780 square meters and we employed 44 production personnel at that facility. Our Jiujiang facility contained eleven production lines with an annual production of approximately 121,682 tons in 2017. Historically, we have not experienced any form of disruption in our production facilities. The total tonnage we manufactured was more than 140,000 tons because a portion of our sold products were intermediate products. The total annual production of our two facilities decreased in 2017 compared to 2016 due to the change in our strategy to focus on higher priced products in 2017.

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

Important Factors Affecting our Results of Operations and Existing Trends

Migration of Our Business to the Domestic PRC Market

Our results of operations depend in part on the proportion of international sales to domestic sales that we attain during a particular financial reporting period. Sales to international customers have historically generated profit margins that are approximately 2% to 5% higher on average than sales to domestic customers. In addition, we have historically collected a significant percentage of revenues generated by international sales by letter of credit, which enables us to convert accounts receivable into cash more quickly. Between 2013 and 2015, the Chinese government followed a prudent monetary policy and was conservative in lending to certain industries, including steel industry and our domestic customers. In both 2016 and 2017, the Chinese government’s policy in lending is slightly less conservative compared to 2015. As a result, our domestic customers were able to pay our accounts receivables faster than 2014 and 2015, and our average Days Sales Outstanding was approximately 123, 126 and 150 days in 2017, 2016 and 2015, respectively.

Our current business model is to continue focusing on the domestic PRC market, while selectively pursuing international opportunities when appropriate. Under existing PRC governmental policies, especially the newly announced “One Belt, One Road” initiatives, significant investments are expected to be made during the next decade to construct many new bridges and new railroads.

We generated approximately 4.1%, 4.2% and 6.6%, respectively, of our revenue during the years ended December 31, 2017, 2016 and 2015 from sales to customers in international markets including primarily Vietnam, South Korea, Japan, New Zealand, Australia, Bangladesh, Brunei, Costa Rica, South Africa, and Chile, primarily for use in the construction of bridges. In October 2013, we were awarded a Japanese Industrial Standards (JIS) certificate. This certification allows us to sell our SWPR7BL prestressed concrete strands in Japan. We then successfully completed a renovation project for our dedicated epoxy pre-stressed strand. This renovation allowed us to secure more high-value, high margin orders, particularly from the Japanese marketplace. In 2015, our major Japanese customer won the bid for the construction of Tokyo New National Stadium for 2020 Tokyo Olympic Game and we are one of two suppliers to provide plain surface prestressed steel products to this Japanese customer. In 2017, we renewed our JIS certificate and continued to export plain surface prestressed steel products to the Japanese market. Due to the anti-dumping measures imposed by the United States and European Union and recent stiff trade measures imposed by the United States government, we do not intend to reestablish a presence in the United States or the European Union at the levels we experienced in 2008 in the near future. However, if opportunities arise in the U.S. or EU markets or in other international markets for us to win bids on projects or to reengage with former customers or establish relationships with new customers, we would pursue such opportunities. Although we have not generated any sales from the United States since the anti-dumping duties were imposed in 2010, these measures may also have a negative impact on our business and results of operations because Chinese-based steel product exporters may now focus their marketing efforts on the Chinese domestic market.

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

In 2015, 2016 and 2017, the average gross margin of plain surface products was approximately 17.5%, 21.0% and 7.0% and the average gross margin of our coated products, including rare earth coated and zinc coated products, was approximately 12.7%, 11.6% and 10.0%, respectively. The margins for our plain surface products surpassed the margins for our coated products in 2015 and 2016. In 2015, the average gross margin of coated products, including zinc coated products and rare earth coated products, was lower than plain surface products mainly because the average price of the raw materials purchased for our coated products did not decline as steeply as the average price of the raw materials purchased for our plain surface products. In 2016, coated products had lower gross margin mainly because the average price of the raw materials purchased for our coated products increased more than the average price of the raw materials purchased for our plain surface products. In 2017, the average gross margin of plain surface products declined significantly because the orders were mainly wholesale orders which normally have lower gross profit margin than the retail orders we had in 2016. The decrease in average gross margin of coated products in 2017 was mainly due to the increase of prices of raw materials.

As an overall percentage of sales, sales of our coated products increased from 93.6% in 2016 to 94.0% in 2017 and 90.4% and 92.5%, respectively, of our coated product sales in the years ended December 31, 2017 and December 31, 2016 were sales of rare earth coated products and the remaining 9.6% and 7.5%, respectively, were zinc coated products.

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

When steel prices decline, customer demands for lower prices and our competitors' responses to those demands could result in lower sale prices and, consequently, lower margins. Significant or rapid declines in steel prices or reductions in sales volumes could result in us incurring inventory or goodwill impairment charges. Changing steel prices therefore could significantly impact our net sales, gross margins, operating income and net income. In 2014 and 2015, steel supply continued to outpace demand as China’s economic growth slowed and growth in steel demand in China remained weak. The price of all of our principal raw materials decreased in 2014 and 2015 due to the market condition of steel industry in China. However, since raw materials purchased for our rare earth and zinc coated products are produced by only a select few steel manufacturers, the average price of these raw materials was not as volatile as other steel products, and the decline is not as much as those that are mass produced such as raw materials for plain surface products in 2014 and 2015. In 2016 and 2017, Chinese Government continued its policy to cut excessive industrial capacity and reform the supply-side of its economy, while strictly controlling steel capacity increases. As a result, the average price of steel products, including our products and principal raw materials, increased in 2016 and 2017. We expect steel demand will continue to slightly outpace supply due to the reduction of overcapacity and average price of steel products will continue to rise in 2018.

We currently purchase almost all of our new materials from a very small number of suppliers. Purchases from our five largest suppliers amounted to 99.7%, 99.1% and 97.7% of our total raw material purchases in 2017, 2016 and 2015, respectively. To date, we have been able to obtain favorable pricing and delivery terms from these suppliers. However, if we were to increase the scale of our production, we may need to further diversify our supplier network and, as a result, may not be able to obtain favorable pricing and delivery terms from new suppliers.

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

Income Taxes. Ossen Materials and Ossen Jiujiang have been recognized by their respective local government agencies as high-tech enterprises. As a result, both subsidiaries were subject to an income tax rate of 15% under relevant PRC income tax laws in 2015, 2016 and 2017.

Results of Operations

The following table sets forth the key components of our results of operations for the periods indicated, in dollars and as a percentage of revenue.

			For the Year Ended December 31,
	2017	% of Revenue	2016	% of Revenue	2015	% of Revenue
Revenues	132,375,915	100.0%	117,029,154	100.0%	117,908,416	100.0%
Cost of Goods Sold	117,721,799	88.9%	100,932,528	86.2%	102,197,994	86.7%
Gross profit	14,654,116	11.1%	16,096,626	13.8%	15,710,422	13.3%
Selling expenses	598,832	0.5%	734,159	0.6%	986,378	0.8%
General and administrative expenses	6,002,121	4.5%	6,376,383	5.4%	4,478,413	3.8%
Total operating expenses	6,600,953	5.0%	7,110,542	6.1%	5,464,791	4.6%
Income from operation	8,053,163	6.1%	8,986,084	7.7%	10,245,631	8.7%
Financial expenses, net	(1,610,337)	-1.2%	(2,827,138)	-2.4%	(2,823,952)	-2.4%
Other income, net	147,108	0.1%	90,584	0.1%	371,894	0.3%
Income before income taxes	6,589,934	5.0%	6,249,530	5.3%	7,793,573	6.6%
Income Taxes	(691,556)	-0.5%	(926,048)	-0.8%	(1,180,167)	-1.0%
Net Income	5,898,378	4.5%	5,323,482	4.5%	6,613,406	5.6%

Less: net income attributable to non-controlling interest	553,067	0.4%	499,509	0.4%	716,602	0.6%
Net income attributable to controlling interest	5,345,311	4.0%	4,823,973	4.1%	5,896,804	5.0%
Other comprehensive income- Foreign currency translation gain (loss)	6,606,207	5.0%	(6,975,100)	-6.0%	(5,829,470)	-4.9%
Total other comprehensive income (loss)	6,606,207	5.0%	(6,975,100)	-6.0%	(5,829,470)	-4.9%
Comprehensive Income	11,951,518	9.0%	(2,151,127)	-1.8%	67,334	0.1%

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenues. During the year ended December 31, 2017, we had revenues of approximately $132.4 million as compared to revenues of approximately $117.0 million during year ended December 31, 2016, an increase of approximately $15.4 million, or 13.1%. The increase in our revenues during the year ended December 31, 2017 was mainly attributable to a 10.9% increase in sales of rare earth coated PC wires and PC strands, a 46.1% increase in zinc coated PC wires and PC strands, and a 14.9% increase in plain surface PC strands, partially offset by a 13.2% decrease in other products.

The following table provides a breakdown of our revenues during the years ended December 31, 2016 and 2015, respectively:

	Year ended December 31,
	2017		2016
	Revenue ($)	% of Total Revenue	Revenue ($)	% of Total Revenue	Difference
Products:
Plain surface PC strands	6,037,207	4.6%	5,256,109	4.5%	14.9%
Zinc coated PC wires and PC strands	11,978,159	9.0%	8,195,801	7.0%	46.1%
Rare earth coated PC wires and PC strands	112,437,410	84.9%	101,361,992	86.6%	10.9%
Others	1,923,138	1.5%	2,215,252	1.9%	-13.2%
Total	132,375,915	100%	117,029,154	100%	13.1%

The demand for our rare earth coated PC wires and PC strands continue to improve in 2017. However, the demand for lower strength coated materials was greater than demand for higher strength coated materials. We used lower grade raw materials for some of our rare earth coated products to improve margins without sacrificing product strength or quality. As a result, the sales of rare earth coated PC wires and PC strands increased by $11.1 million, or 10.9%, to $112.4 million for the year of 2017.

The sales of zinc coated PC wires and PC strands were $12.0 million during the year ended December 31, 2017, an increase of 46.1%, compared to the year ended December 31, 2016. The increase of sales generated by zinc coated products in 2017 was primarily due to our efforts to take advantage of the improved market condition and customer demand and promoting the products in 2017.

The sales of plain surface PC strands and PC wires were $6.0 million during the year ended December 31, 2017, an increase of $0.8 million, or 13.9%, compared to the year ended December 31, 2016. This increase of sales generated by plain surface PC strands and PC wires was primarily due to favorable wholesale market demand during the period.

Other sales were $1.9 million during the year ended December 31, 2017, a decrease of $0.3 million, or 13.2%, compared to the year ended December 31, 2016. This decrease was primarily due to fewer spare raw materials sold in 2017 compared to 2016 and the decrease of service revenue.

Cost of Goods Sold. Cost of goods sold was approximately $117.7 million during the year ended December 31, 2017, as compared to approximately $100.9 million during the year ended December 31, 2016, representing an increase of 16.6%, or approximately $16.8 million. This increase mainly resulted from the increase of revenues and the increase of raw material costs. As a percentage of revenues, cost of goods sold increased from 86.2% to 88.9% during the year ended December 31, 2017.

Gross Profit and Gross Margin. Our gross profit is equal to the difference between our revenues and our cost of goods sold. Our gross profit decreased 9.0% to approximately $14.7 million during the year ended December 31, 2017, from approximately $16.1 million for the same period in 2016. For the years ended December 31, 2017 and 2016, our gross margin was 11.1% and 13.8%, respectively. The decrease of gross margin was primarily due to the increase of the price of raw materials and because the orders for plain surface products were mainly wholesale orders, which normally have lower gross profit margin than the retail orders we had in 2016. .

Selling Expenses. Selling expenses totaled $0.6 million for the year ended December 31, 2017, as compared to $0.7 million for the year ended December 31, 2016, a decrease of 18.4%. This decrease was primarily due to lower sales commission and lower transportation cost in 2017.

General and Administrative Expenses. General and administrative expenses totaled $6.0 million for the year ended December 31, 2017, as compared to $6.4 million for the year ended December 31, 2016, a decrease of 5.9%. The decrease in 2017 was primarily due to lower bad-debt provision, partially offset by higher research and development cost in 2017.

Operating Income. As a result of the foregoing, operating income for the year ended December 31, 2017 was approximately $8.1 million, a decrease of 10.4% as compared to approximately $9.0 million for the same period in 2016. As a percentage of net sales, operating income decreased from 7.7% to 6.1% during the year ended December 31, 2017.This decrease was primarily due to lower gross profit partially offset by lower operating expenses.

Income Taxes .. We incurred income tax expenses of $0.7 million and $0.9 million in the fiscal years ended December 31, 2017 and 2016, respectively. Ossen Materials and Ossen Jiujiang were subject to a 15% tax rate as the result of being designated as high-tech enterprises through 2018.

Net Income . As a result of the foregoing, our net income totaled approximately $5.9 million for the year ended December 31, 2017, as compared to approximately $5.3 million for the year ended December 31, 2016, an increase of 10.8%.

Net Income Attributable to Non-controlling Interest. We own 81% of Ossen Materials and 96.1% of Ossen Jiujiang in the aggregate. Net income attributable to non-controlling interest represents the net income attributable to the holders of the remaining shares. Our net income attributable to non-controlling interest totaled approximately $0.6 million for the year ended December 31, 2017, as compared to approximately $0.5 million for the year ended December 31, 2016.

Foreign Currency Income (Loss). For the year ended December 31, 2017, foreign currency exchange gain was $6.6 million, compared to foreign currency exchange loss of $6.9 million, for the year ended December 31, 2016. The gain was due to the strengthening of the exchange rate of the RMB versus the US dollar in 2017.

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

Cost of Goods Sold .. Cost of goods sold was approximately $100.9 million during the year ended December 31, 2016, as compared to approximately $102.2 million during the year ended December 31, 2015, representing a decrease of 1.3%, or approximately $1.3 million. This decrease primarily resulted from the slight decrease of revenues As a percentage of revenues, cost of goods sold decreased from 86.7% to 86.2% during the year ended December 31, 2016.

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

Selling Expenses .. Selling expenses totaled $0.7 million for the year ended December 31, 2016, as compared to $1.0 million for the year ended December 31, 2015, a decrease of 25.6%. This decrease was primarily due to lower transportation cost associated with lower revenue from export in 2016.

General and Administrative Expenses . General and administrative expenses totaled $6.4 million for the year ended December 31, 2016, as compared to $4.5 million for the year ended December 31, 2015, an increase of 42.4%. The increase in 2016 was primarily due to higher research and development cost and higher bad-debt provision in 2016.

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

Income Taxes .. We incurred income tax expenses of $0.9 million and $1.2 million in the fiscal years ended December 31, 2016 and 2015, respectively. Ossen Materials and Ossen Jiujiang were subject to a 15% tax rate as the result of being designated as high-tech enterprises through 2018.

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

Contracts with distributors do not offer any chargeback or price protection. The Company experienced no product returns and recorded no reserve for sales returns for the years ended December 31, 2017, 2016 and 2015.

Research and Development

Research and development costs are expensed as incurred and totaled approximately $4,269,512, $3,869,277 and $3,404,333 for the years ended December 31, 2017, 2016 and 2015, respectively. Research and development costs are included in general and administrative expenses in the accompanying statements of operations. Research and development costs are incurred on a project specific basis.

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

The Company also follows FASB ASC 740, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2016, the Company did not have a liability for unrecognized tax benefits. It is unlikely that the amount of liability for unrecognized tax benefits will significantly change over the next 12 months. It is the Company’s policy to include penalties and interest expense related to income taxes as a component of other expense and interest expense, respectively, as necessary. The Company’s historical tax years will always remain open for examination by the local authorities.

The Company has not provided for income taxes on accumulated earnings amounting $59,386,668 that are subject to the PRC dividend withholding tax as of December 31, 2017, since these earnings are intended to be permanently reinvested.

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

Accounts Receivable

Accounts receivable are carried at net realizable value. The Company reviews its accounts receivables on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s historical payment history, its current credit-worthiness and current economic trends. Accounts are written off after exhaustive efforts at collection. If accounts receivable are to be provided for, or written off, they would be recognized in the consolidated statement of operations within operating expenses. Balance of allowance of doubtful accounts was $868,973 and $985,990 at December 31, 2017 and 2016, respectively. The decrease was mainly due to the decrease of accounts receivable aging over 1 year.

Inventories

Inventories are stated at the lower of cost or net realizable value, which is based on estimated selling prices less any further costs expected to be incurred for completion and disposal. Cost of raw materials is calculated using the weighted average method and is based on purchase cost. Work-in-progress and finished goods costs are determined using the weighted average method and comprise direct materials, direct labor and an appropriate proportion of overhead. The Company considers a provision for excess, obsolete, or slow-moving inventory based on changes in customer demand, technology developments or other economic factors. At December 31, 2017 and 2016, the Company has $127,766 and $120,347 reserve for inventories, respectively.

Advance to Suppliers

Advance to Suppliers represents interest-free cash paid in advance to suppliers for purchases of raw materials. The balance of advance to suppliers was $71,280,903 and $46,729,285 and at December 31, 2017 and 2016, respectively. Among the balance of $71,280,903, the aging of $26,821,447 was within 60 days, $6,530,127 was between 60-90 days and $37,929,329 was over 90 days. High carbon steel wire rods are the primary raw material required to manufacture prestressed steel materials. Most suppliers of high carbon steel wire rods require advance payment. Advance to suppliers at December 31, 2017 increased from 2016 because we used more cash flow available to lock the supply and price with our suppliers with the expectation of rising steel price. No allowance was provided for the prepayments balance at December 31, 2017.

In 2017, the PRC steel industry was in the late stage of the process of reducing overcapacity which resulted in the increase of the average steel price. However, we were able to receive raw materials delivered by our suppliers in 2017 at a discounted price, locked in by prepayments. We expect to continue using the advance payment to suppliers to lock a discounted price of raw materials and the balance of advance to suppliers may fluctuate depending on the market development.

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

No impairment loss is subsequently reversed even if facts and circumstances indicate recovery. There was no impairment loss recognized for the years ended December 31, 2017, 2016 and 2015.

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

Recently Issued Accounting Pronouncements

In July 2017, the FASB issued ASU No. 2017-11, “Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Non-controlling Interests with a Scope Exception” (“ASU 2017-11”), which addresses the complexity of accounting for certain financial instruments with down round features. Down round features are features of certain equity-linked instruments (or embedded features) that result in the strike price being reduced on the basis of the pricing of future equity offerings. Current accounting guidance creates cost and complexity for entities that issue financial instruments (such as warrants and convertible instruments) with down round features that require fair value measurement of the entire instrument or conversion option. The amendments in Part I of this ASU are effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is currently evaluating the impact of the adoption of ASU 2017-11 on its consolidated financial statements.

In May 2017, the FASB issued ASU No. 2017-09, “Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting” (“ASU 2017-09”), which provides guidance on determining which changes to the terms and conditions of share-based payment awards require an entity to apply modification accounting under Topic 718.  The amendments in this ASU are effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017.  Early adoption is permitted, including adoption in any interim period, for (1) public business entities for reporting periods for which financial statements have not yet been issued and (2) all other entities for reporting periods for which financial statements have not yet been made available for issuance.  The amendments in this ASU should be applied prospectively to an award modified on or after the adoption date.  We do not expect the adoption of ASU 2017-09 to have a material impact on our consolidated financial statements.

In February 2017, the FASB issued ASU No. 2017-05, “Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20): Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets” (“ASU 2017-05”), which clarifies the scope of the nonfinancial asset guidance in Subtopic 610-20. This ASU also clarifies that the derecognition of all businesses and nonprofit activities (except those related to conveyances of oil and gas mineral rights or contracts with customers) should be accounted for in accordance with the derecognition and deconsolidation guidance in Subtopic 810-10. The amendments in this ASU also provide guidance on the accounting for what often are referred to as partial sales of nonfinancial assets within the scope of Subtopic 610-20 and contributions of nonfinancial assets to a joint venture or other non-controlled investee. The amendments in this ASU are effective for annual reporting reports beginning after December 15, 2017, including interim reporting periods within that reporting period. Public entities may apply the guidance earlier but only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. We do not expect the adoption of ASU 2017-05 to have a material impact on our consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, “Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment” (“ASU 2017-04”), which removes Step 2 from the goodwill impairment test. An entity will apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a reporting unit's carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The new guidance does not amend the optional qualitative assessment of goodwill impairment. Public business entity that is a U.S. Securities and Exchange Commission filer should adopt the amendments in this ASU for its annual or any interim goodwill impairment test in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017.  We are currently evaluating the impact of the adoption of ASU 2017-04 on our consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash” (“ASU 2016-18”), which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this ASU do not provide a definition of restricted cash or restricted cash equivalents. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period.  We do not expect the adoption of ASU 2016-18 to have a material impact on our consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”), which addresses the following eight specific cash flow issues: debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (including bank-owned life insurance policies; distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years.  Early adoption is permitted, including adoption in an interim period. We do not expect the adoption of ASU 2016-15 to have a material impact on our consolidated financial statements.

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

In April 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-09, “Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting” (“ASU 2016-09”), which simplifies several aspects of the accounting for employee share-based payment transactions. The areas for simplification in ASU 2016-09 include the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments in this ASU will be effective for annual periods beginning after December 15, 2016 and interim periods within those annual periods. Early adoption is permitted. The adoption of the ASU 2016-09 did not have a material impact on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). The amendments in this update create Topic 842, Leases, and supersede the leases requirements in Topic 840, Leases. Topic 842 specifies the accounting for leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. The main difference between Topic 842 and Topic 840 is the recognition of lease assets and lease liabilities for those leases classified as operating leases under Topic 840. Topic 842 retains a distinction between finance leases and operating leases. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases in the previous leases guidance. The result of retaining a distinction between finance leases and operating leases is that under the lessee accounting model in Topic 842, the effect of leases in the statement of comprehensive income and the statement of cash flows is largely unchanged from previous GAAP. The amendments in ASU 2016-02 are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years for public business entities. Early application of the amendments in ASU 2016-02 is permitted. We are currently evaluating the impact of the adoption of ASU 2016-02 on our consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”). The amendments in this update require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments in this update also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the amendments in this update eliminate the requirement for to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public entities. For public business entities, the amendments in ASU 2016-01 are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Except for the early application guidance discussed in ASU 2016-01, early adoption of the amendments in this update is not permitted. We do not expect the adoption of ASU 2016-01 to have a material impact on our consolidated financial statements.

In August 2014, the FASB issued an accounting standards update which requires management to assess whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the financial statements are issued. If substantial doubt exists, additional disclosures are required. This update was effective for the Company’s annual period ended January 28, 2017. The adoption of the new standard did not have a material impact on the Company’s consolidated financial position, results of operations, cash flows or disclosures.

In May 2014 the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which ASU No. 2014-09 supersedes the revenue recognition requirements in Revenue Recognition (Topic 605) and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, in August 2015. The amendments in ASU No. 2015-14 defer the effective date of ASU No. 2014-09. Public business entities, certain not-for-profit entities and certain employee benefit plans should apply the guidance in ASU No. 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier adoption is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. Further to ASU No. 2014-09 and ASU No. 2015-14, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), in March 2016, ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing in April 2016, ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients, and ASU No. 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers, respectively. The amendments in ASU No. 2016-08 clarify the implementation guidance on principal versus agent considerations, including indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customers.

ASU No. 2016-10 clarifies guideline related to identifying performance obligations and licensing implementation guidance contained in the new revenue recognition standard. The updates in ASU No. 2016-10 include targeted improvements based on input the FASB received from the Transition Resource Group for Revenue Recognition and other stakeholders. It seeks to proactively address areas in which diversity in practice potentially could arise, as well as to reduce the cost and complexity of applying certain aspects of the guidance both at implementation and on an ongoing basis. ASU No. 2016-12 addresses narrow-scope improvements to the guidance on collectability, non-cash consideration and completed contracts at transition. Additionally, the amendments in this ASU provide a practical expedient for contract modifications at transition and an accounting policy election related to the presentation of sales taxes and other similar taxes collected from customers. The amendments in ASU No. 2016-20 represent changes to make minor corrections or minor improvements to the ASC that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The effective date and transition requirements for ASU No. 2016-08, ASU No. 2016-10, ASU No. 2016-12 and ASU No. 2016-20 are the same as ASU No. 2014-09. We will adopt ASU No. 2014-09, ASU No. 2016-08, ASU No. 2016-10, ASU No. 2016-12 and ASU No. 2016-20 at January 1, 2018. We are currently in the process of assessing the potential effects of these ASUs on our consolidated financial statements, business processes, systems and controls. While the assessment process is ongoing, we anticipate adopting ASC Topic 606, Revenue from Contracts with Customers, using the modified retrospective transition approach. Our product revenues are recognized at a point in time (either upon delivery to the customer or accepted by the customers), which is when we control transfers to the customer. The Company has also determined that it will make accounting policy elections to 1) treat shipping and handling activities that occur after the customer obtains control of the goods as fulfillment costs and 2) exclude sales (and similar) taxes from the measurement of the transaction price. The Company does not expect the adoption of the new standard will have a material impact on the Company’s consolidated financial position, results of operations, cash flows or disclosures.

In May 2014, the FASB issued an accounting standards update which replaces the current revenue recognition standards. Subsequently, the FASB has also issued accounting standards updates which clarify the guidance. The new revenue recognition standard provides a five-step analysis of transactions to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This standard was initially released as effective for fiscal years beginning after December 15, 2016; however, the FASB has decided to defer the effective date of this accounting standard update for one year. Early adoption of the update is permitted, but not before the original date for fiscal years beginning after December 15, 2016. The update may be applied retrospectively for each period presented or as a cumulative-effect adjustment at the date of adoption. The Company does not expect the adoption of the new standard will have a material impact on the Company’s consolidated financial position, results of operations, cash flows or disclosures.

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

Our cash and cash equivalents, which are denominated in RMB, were approximately $1.0 million at December 31, 2017, as compared to $0.2 million at December 31, 2016 and $0.8 million at December 31, 2015. Our restricted cash, which is used to secure notes payable, was approximately $7.2 million at December 31, 2017, as compared to $6.7 million at December 31, 2016 and $8.8 million at December 31, 2015. For the years ended December 31, 2015, 2016 and 2017, we used a significant portion of our cash reserve to purchase raw materials to satisfy our production needs and to maintain satisfactory levels of inventory. In addition, since 2013, we have been required to provide cash deposits, instead of bank guarantee letters, when we bid for projects, which results in further pressure on our working capital. Yet, during this time period, the People’s Bank of China (PBOC) maintained a prudent and neutral monetary policy and local banks have generally maintained tight lending policies, thereby limiting our ability to borrow funds in order to win bids that we believe we otherwise could have won. Although our production facilities are running at full capacity, the bids we are losing due to lack of up-front cash deposit may be more profitable than the ones we are winning, which could negatively impact our overall revenue and profitability. In 2015 and 2016, we were able to generate net profits and positive cash flow from operating activities. In 2017, we had net profits, but net cash used in operating activities were $3.0 million. We believe that our cash reserves, together with expected cash flow from operations and short-term loans, are sufficient to allow us to continue to operate for the next 12 months. For details of our bank loans and notes payables please see “Bank Loans and Bank Acceptance Notes” below.

We had $2.7 million of accounts receivable aged over 180 days as of December 31, 2016. We had $5.0 million of accounts receivable aged over 180 days as of December 31, 2017. As of April 1, 2018, we have collected approximately $7.0 million of the $51.7 million of accounts receivable outstanding as of December 31, 2017. The remaining approximately $44.7 million of uncollected accounts receivable are mainly from construction companies that have long-term business relationship with us. Based on our historical experience, most of these projects are government sponsored programs and we are confident that we will be able to collect the balance when the projects are completed.

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

Accounts Receivable

In 2015, 2016 and 2017, the accounts receivable collection period of our domestic customers was approximately 150, 126, and 123 days after receiving the materials at their construction site, respectively. Our accounts receivable decreased to $37.3 million at December 31, 2016 from $43.2 million at December 31, 2015 primarily due to the slightly improved marketing condition in 2016, which positively affected the timing of our customers’ payments to us. As of December 31, 2017, our accounts receivable increased to $51.7 million at December 31, 2017 from $37.3 million at December 31, 2016 as a result of slower collection of accounts receivable in 2017.

The average Days Sales Outstanding (“DSO”) of 2016 and 2017 were 126 days and 123 days, respectively. The DSO as of December 31, 2016 and 2017 were 116 days and 142 days, respectively. The increase in DSO as of December 31, 2017 was primarily due to the slower payments from our customers during 2017.

The following table describes the aging of our accounts receivable during 2015 and 2016:

As of Date	Account Receivables Balance (in US Dollars)	<60 days	60-90 days	90-180 days	>180 days

December 31, 2017	51,699,930	37,801,468	0	8,854,564	5,043,898
December 31, 2016	37,298,465	24,914,390	8,698,708	951,302	2,734,065

As of April 1, 2018, we have collected approximately $7.0 million or 13.5% of the $51.7 million of accounts receivable outstanding as of December 31, 2017 in cash. See Note 2 to our audited financial statements for a schedule of our valuation account.

Major Customers

During the years ended December 31, 2017, 2016 and 2015, our six largest customers contributed 74.8%, 81.4% and 79.5% of our total sales, respectively. See “Business—Our Customers” above. As a result of our reliance on a limited number of customers, we may face pricing and other competitive pressures, which may have a material adverse effect on our profits and our revenues. The volume of products sold for specific customers varies from year to year, especially since we are not the exclusive supplier for any customers. In addition, there are a number of factors, other than our performance, that could cause an unpredictable loss of a customer or substantial reduction in the business. For example, our customers may decide to reduce spending on our products due to insufficient funding or delay of the project, or a customer may no longer need our products following the completion of a project. The loss of any one of our major customers, a decrease in the volume of sales to these customers or a decrease in the price at which we sell our products to them could materially adversely affect our profits and our revenues.

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

Bank Loans and Bank Acceptance Notes

At December 31, 2017, we had approximately $13.9 million of short-term bank loans and $10.3 million of bank acceptance notes outstanding, as compared to approximately $16.9 million of short-term bank loans and $9.6 million of bank acceptance notes outstanding at December 31, 2016 and $17.7 million and $12.5 million at December 31, 2015, respectively. The decrease in short-term bank loans in 2017 was primarily due to the fact that the Chinese government and Chinese banks were still conservative in lending to certain industries including steel industry and our domestic customers.

Our notes payable of $9.6 million at December 31, 2016 and $10.3 million at December 31, 2017 represented the amount of bank acceptance notes our suppliers received from us for our purchases of raw materials. These notes were issued by financial institutions, typically by banks, that entitle our suppliers to receive the full face amount from the bank or financial institution at maturity. Our notes payable are interest-free and range from six months to one year from the date of issuance. These notes are subject to bank charges of 0.05% of the principal amount as commission on each issuance and in total were secured by $6.7 million and $7.2 million restricted cash as of December 31, 2016 and 2017, respectively. Bank acceptance notes are commonly used in domestic China due to their enhanced credibility and the liquidity it provides to the bearer. The bearer always has the option to cash the bank acceptance notes before maturity at its issuing bank and receive a discounted amount in cash. We expect that bank acceptance notes will continue to account for a material portion of our total receivables and payables in the near future.

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

The weighted average annual interest rate of our short-term bank loans was 6.41%, 6.11% and 6.18% as of December 31, 2017, 2016 and 2015, respectively. Interest expense was $0.9, $1.1 million and $1.0 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Due to the Chinese government’s policy to reduce the country’s steel capacity, Chinese banks further tightened lending to steel companies. We were also affected by this policy and we had to repay a portion of our short term bank loans in 2017 without being able to roll-over such loans into new short-term loans. However, we did not experience difficulties in the rollover of the remaining short-term bank loans that we use to fund our daily operations in 2017. We anticipate rollovers of most current facilities that are set to mature in 2018 and anticipate a slight reduction in the availability of short-term bank loans but we do not anticipate any difficulties to fund our operations. In the past, our affiliates, namely Ossen Material Research (formerly Shanghai ZFX), Shanghai Ossen, and Ossen Shanghai, have provided guarantees for certain of our short-term bank loans for no consideration. There can be no assurance that they will be willing or able to continue to provide similar guarantees on this basis with respect to future borrowings. We usually maintain lines of credit with several local banks, which will be utilized to fund our short term operation and fulfill liabilities.

Working Capital

Our working capital was approximately $114.9 million at December 31, 2017, as compared to $101.6 million at December 31, 2016 and $94.7 million at December 31, 2015.

The working capital increase of $13.3 million in 2017 as compared with 2016 was due primarily to the increase of accounts receivable and advance to suppliers, partially offset by the decrease in note receivable and inventories. The working capital increase of $6.9 million in 2016 as compared with 2015 was due primarily to the repayment of bond and the increase in bank acceptance note, partially offset by the decrease in accounts receivable and advance to suppliers.

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

Cash Flows

In 2016, our cash flow from operations was positive primarily due to the decrease in advance to suppliers and inventories. Despite the increase in cash from operating activities in 2016, we had a decrease of $0.6 million in cash and cash equivalent primarily due to effect of exchange rate changes on cash was $8.6 million. In 2017, our cash flow from operations was negative primarily due to the increase in advance to suppliers and accounts receivable. Despite the decrease in cash from operating activities in 2017, we had an increase of $0.8 million in cash and cash equivalent primarily due to effect of exchange rate changes on cash was $8.1 million.

Years Ended December 31, 2017 and 2016

The following table sets forth a summary of our net cash flow information for the periods indicated:

	Year Ended December 31,
	2017	2016

Net cash provided by operating activities	$(3,019,725)	$15,528,845

Net cash used in investing activities	(37,848)	(17,537)

Net cash used in financing activities	(4,298,299)	(7,523,571)

Operating Activities

Net cash used in operating activities was approximately $3.0 million in 2017, as compared to $15.5 million of net cash provided by operating activities in 2016. This was the result of a $14.4 million increase in accounts receivable due to slower payment from our customers, a $24.6 million increase in advance to suppliers due to more prepayments for raw materials, partially offset by a $12.5 million decrease in inventories due to higher consumption of raw materials at the end of 2017 and a $15.3 million decrease in notes receivable because our customers used more cash for payment.

Investing Activities

Net cash used in investing activities was $37,848 in 2017, as compared to $17,537of net cash used in investing activities in 2016 as the result of more spending in maintenance and repair of production lines in 2017.

Financing Activities

Net cash used in financing activities in 2017 was approximately $4.3 million, as compared to approximately $7.5 million of net cash used in financing activities in 2016. The decrease in cash used in financing activities was the result of a decrease in proceeds from notes payable, a decrease in proceeds from short-term bank loans, and a decrease in proceeds from long-term bank loans, partially offset by a decrease in repayments of bond payable, a decrease in repayment of notes payable and a decrease in repayments of short-term bank loans.

5C. Research and Development, Patents and Licenses, etc.

See the discussion under the headings “Research and Development”, “Intellectual Property” and “Patents” in Item 4 above.

5D. Trend Information

See discussion in Parts A and B of this item.

5.E. Off-Balance Sheet Arrangements

As of December 31, 2017 we guaranteed $5.4 million and $18.8 million short-term debt for Shanghai Pujiang and Ossen Material Research respectively. We do not have any other off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our investors.

5.F. Tabular Disclosure of Contractual Obligations

Our contractual obligations consist of short-term and long-term debt obligations. The following table sets forth a breakdown of our contractual obligations as of December 31, 2017:

	Payments due by period
		Less than			More than
CONTRACTUAL OBLIGATIONS	Total	1 year	1-3 years	3-5 years	5 years

Short-term debt obligations (1)	24,201,127	24,201,127	-	-	-
Interest Commitments – Short-term bank loans	547,169	547,169	-	-	-
Long-term debt obligations (2)	7,652,046	-	7,652,046	-	-
Interest Commitments – Long-term bank loans	1,020,273	612,164	408,109	-	-
Total	33,420,615	25,360,460	8,060,155	-	-

(1)	Attributable to short-term bank loans and bank acceptance notes.
(2)	Attributable to long-term bank loans.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors, Executive Officers and Key Employees

The following table sets forth the name, age, positions and a brief description of the business experience of each of our directors, executive officers and key employees as of the date hereof.

Name	Position(s)	Age

Liang Tang	Chairman of the Board	51

Wei Hua	Chief Executive Officer, Chief Financial Officer and Director	56

Junhong Li	Director	52

Xiaobing Liu	Director	59

Yingli Pan	Director	64

Zhongcai Wu	Director	69

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

6.B. Compensation

For the year ended December 31, 2017, the aggregate cash compensation that we paid to our executive officers and directors was approximately $86,300. For the year ended December 31, 2016, the aggregate cash compensation that we paid to our executive officers and directors was approximately $86,300. There are no service contracts between us and any of our directors, except for those directors who are also our executive officers. Pursuant to PRC law, 25% of our executive officers’ salaries have been set aside for pension and retirement.

Employment Agreements

We have entered into an employment agreement with Dr. Liang Tang. Dr. Tang is employed as Chairman of the Board of our Company. The term of his agreement expired on December 31, 2021.  We compensate Dr. Tang at an annual rate of approximately $14,000. We may terminate the employment agreement for cause as specified in the agreement. Dr. Tang may terminate the employment agreement with thirty days written notice. The employment agreement may be renewed upon the mutual agreement of the parties.

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

6.E. Share Ownership

As of April 17, 2018, 19,791,110 of our ordinary shares were outstanding. Holders of our ordinary shares are entitled to vote together as a single class on all matters submitted to shareholders for approval. No holder of ordinary shares has different voting rights from any other holders of ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. Approximately 6,389,510 of our ordinary shares represented by American Depositary Receipts are held by an aggregate of 1 record holder in the United States.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The percentages of shares beneficially owned in the table below are based on 19,791,110 ordinary shares outstanding as of April 17, 2018.

The following table sets forth information with respect to the beneficial ownership of our common shares as of April 17, 2018 by:

·	each of our directors and executive officers; and

·	each person known to us to beneficially own more than 5% of our outstanding ordinary shares.

Unless otherwise noted below, the address for each listed shareholder, director or executive officer is 518 Shangcheng Road, Floor 17, Shanghai, 200120, People’s Republic of China.

Name	Number of Shares	Percentage

Directors, Executive Officers and 5% Shareholders (1) :

Liang Tang	11,850,000	59.9%

Wei Hua (2)	600,000	3.0%

Junhong Li	-	-

Xiaobing Liu	-	-

Yingli Pan	-	-

Zhongcai Wu	-	-

(1)	Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Percentage of beneficial ownership of each listed person is based on ordinary shares outstanding as of the date of this filing, including ordinary shares convertible from all outstanding preferred shares, and the ordinary shares underlying any options and warrants exercisable by such person within 60 days of the date of this filing. Percentage of beneficial ownership of each listed person is based on ordinary shares outstanding as of April 17, 2018 and the ordinary shares underlying any options and warrants exercisable by such person within 60 days of the date of this filing.

(2)	The spouse of our chief executive officer, Wei Hua, owns 100% of the shares of Fascinating Acme Development Ltd., which owned 3% of the shares of Ossen Innovation Group prior to the business combination, and owns 3% of our shares since the business combination. Mr. Hua may be deemed to beneficially own these shares under SEC rules and regulations.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

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

Guarantees

During the years ended December 31, 2017, 2016 and 2015, Ossen Material Research (formerly Shanghai ZFX), an affiliate of ours, and Ossen Shanghai, an affiliate of ours, and Shanghai Pujiang, an affiliate of ours, provided guarantees for certain of our short-term and long-term bank loans. The term of each of the short-term loans is within one year. The term of the long-term loans is within three years. The purpose of these loans is to fund our working capital needs. Local banks have required guaranties pursuant to their standard regulations. Shanghai Ossen Investment Co., Ltd. is a member of the Ossen Group, whose relationship to us is described above under the heading “Business – Overview.”

Ossen Material Research guaranteed loans in the amount of $3.7 million, $1.3 million and $11.9 million in 2017, 2016 and 2015, respectively. Ossen Shanghai guaranteed loans in the amount of $0 in 2017, $0 in 2016, and $2.5 million in 2015. Shanghai Pujiang guaranteed loans in the amount of $3.7 million in 2017, $0 in 2016, and $0 in 2015. These guarantees in 2017, 2016 and 2015 were provided for no consideration. In addition, in 2017, 2016 and 2015, we guaranteed loans in the amount of $5.4 million, $59.8 million and $16.9 million and notes payable in the amount of $0, $7.2 million and $34.1 million for Shanghai Pujiang, we guaranteed loans in the amount of $18.8 million, $70.6 million and $32.3 million and notes payable in the amount of $0, $0 and $12.3 million for Ossen Material Research, we guaranteed loans in the amount of $0, $28.5 million and $7.7 million and notes payable in the amount of $0, $2.2 million and $1.5 million for Ossen Shanghai, and we guaranteed loans in the amount of $25.4 million, $0, and $0 for Zhejiang Pujiang.

There can be no assurance that Ossen Material Research, Shanghai Pujiang and Ossen Shanghai will be willing or able to continue to provide similar guarantees on this basis with respect to future borrowings. The loans that have come due have been repaid by us in full.

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

9.A. Offer and Listing Details

Our ADS’s are listed for trading on the NASDAQ Capital Market under the symbol “OSN.” The shares began trading on December 21, 2010 on the NASDAQ Global Market. The listing of our ADS’s was transferred to the NASDAQ Capital Market on July 30, 2013. The trading price for the ADSs was $2.47 on May 10, 2018.

The table below shows, for the periods indicated the high and low market prices on the NASDAQ for the ADSs and all prices have been retroactively adjusted to reflect the current ADS-to-ordinary share ratio of one ADS to three ordinary shares, which became effective on August 22, 2016, for all periods presented.

	High	Low

2015

First Quarter	$2.40	$1.89

Second Quarter	$2.94	$1.89

Third Quarter	$3.42	$2.13

Fourth Quarter	$3.00	$2.37

2016

First Quarter	$2.82	$2.27

Second Quarter	$3.30	$2.09

Third Quarter	$3.12	$1.95

Fourth Quarter	$2.36	$1.99

2017

First Quarter	$2.72	$1.96

Second Quarter	2.39	2.02

Third Quarter	2.28	1.51

Fourth Quarter	2.88	1.69

2018

First Quarter	$6.11	$2.33

The table below sets forth the high and low closing market prices for our shares on NASDAQ during the most recent six-month period (all prices have been retroactively adjusted to reflect the current ADS-to-ordinary share ratio of one ADS to three ordinary shares, which became effective on August 22, 2016, for all periods presented):

	High	Low
2017

October	$1.86	$1.69

November	$2.83	$1.85

December	$2.88	$2.34

2018

January	$6.11	$2.65

February	$3.92	$2.48

March	$3.10	$2.33

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

Subject to the discussion of PFICs below, dividends paid on our ADSs or ordinary shares that are received by U.S. Holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 20% under current law), provided that such dividends meet the requirements of "qualified dividend income." For this purpose, qualified dividend income includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met, and the stock of the non-U.S. corporation with respect to which dividends are paid is readily tradable on an established securities market in the U.S. (such as the NASDAQ Capital Market). Dividends that fail to meet such requirements, and dividends received by corporate U.S. Holders, are taxed at ordinary income rates. No dividend received by a U.S. Holder will be a qualified dividend (i) if the U.S. Holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. Holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (ii) to the extent that the U.S. Holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ADS or ordinary share with respect to which the dividend is paid. If we were to be a "passive foreign investment company" (as such term is defined in the Code) for any taxable year, dividends paid on our ADSs or ordinary shares in such year or in the following taxable year would not be qualified dividends. In addition, a non-corporate U.S. Holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

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

We do not believe that we were a PFIC for our 2017 taxable year. However, because the determination of our PFIC status is based on such factual matters as the composition of our income and assets the valuation of our assets, and our market capitalization, there is no assurance that the United Stated Internal Revenue Service (“IRS”) will agree with our position for the 2017 taxable year or any prior taxable year. In addition, there can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2018 or in future taxable years.

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

Backup Withholding and Information Reporting

U.S. Holders (other than certain exempt recipients) may be subject to information reporting requirements with respect to the payment of dividends on, or proceeds from the disposition of, our ADSs or ordinary shares. In addition, a U.S. Holder may be subject, under certain circumstances, to backup withholding at a rate of up to 24% with respect to dividends paid on, or proceeds from the disposition of, our ADSs or ordinary shares unless the U.S. Holder provides proof of an applicable exemption or correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder of our ADSs or ordinary shares who provides an incorrect taxpayer identification number may be subject to penalties imposed by the IRS.

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

As of December 31, 2017 and 2016, substantially all of our cash included bank deposits in accounts maintained within the PRC where there is currently no rule or regulation in place for obligatory insurance to cover bank deposits in the event of bank failure. However, we have not experienced any losses in such accounts and we believe we are not exposed to any significant risks on our cash in bank accounts.

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

Our management has conducted an assessment, including testing of the design and the effectiveness of our internal control over financial reporting as of December 31, 2017. In making its assessment, management used the criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013) .

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

Based on this assessment, management concluded that our internal controls over financial reporting were not effective as of December 31, 2017 due to the deficiencies related to management’s application of disclosure requirements for SEC reporting and documentation of our financial statement reporting process.

(c)	Attestation Report of Independent Registered Public Accounting Firm

We are a non-accelerated filer under the rules of the Securities and Exchange Commission. Accordingly, we are not required to include in this annual report an attestation report of our independent registered public accounting firm.

(d)	Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting during our fiscal year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(e)	Remediation Initiatives

In 2017, the Company’s audit committee of its Board of Directors further reviewed internal controls along with management and in cooperation with outside consultants in order to remediate all prior material weaknesses and internal control deficiencies.

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

Our code of business conduct and ethics are publicly available on our website at http://www.osseninnovation.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Year Ended December 31, 2016	Year Ended December 31, 2017

Audit fees*	$230,000	$220,000

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

On May 6, 2015, we announced a share repurchase program for up to a total of 500,000 shares of our ADS’s through May 2016 in accordance with applicable requirements of Rule 10b5-1 and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended. On April 28, 2016, we announced that our Board of Directors authorized the extension of its repurchase plan of up to 166,667 shares of the Company's ADSs for an additional twelve months to May 2017. In the fiscal year ended December 31, 2017, 0 shares of our ADS’s have been purchased under the repurchase program.

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

OSSEN INNOVATION CO., LTD.

/s/ Wei Hua

Name: Wei Hua
Title: Chief Executive Officer and Chief Financial Officer

Date: May 15, 2018

OSSEN INNOVATION CO., LTD.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONTENTS

PAGE	F-1	REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDED DECEMBER 31, 2017 AND 2016

PAGE	F-2-F-3	CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2017 AND 2016

PAGE	F-4	CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

PAGE	F-5	CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

PAGE	F-6-F-7	CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

PAGE	F-8 –F- 44	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PAGE	F-45 –F- 47	SCHEDULE I — CONDENSED PARENT COMPANY FINANCIAL INFORMATION FOR THE YEARS ENDED DECEMBER 31, 2017, 2016, AND 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACOUNTING FIRM

Board of Directors and Shareholders

Ossen Innovation Co., Ltd.

Shanghai, China

We have audited the accompanying consolidated balance sheets of Ossen Innovation Co., Ltd. as of December 31, 2017 and 2016 and the related consolidated statements of operations and other comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2017. In connection with our audits of the financial statements, we have also audited the financial statement schedules listed in the accompanying index. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ossen Innovation Co., Ltd. as of December 31, 2017 and 2016 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

Shanghai, People’s Republic of China

May 15, 2018

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2017 AND 2016

	December 31,
	2017	2016
ASSETS
Current assets
Cash and cash equivalents	$950,225	$217,631
Restricted cash	7,192,928	6,703,242
Note receivable-bank acceptance note	-	15,280,381
Accounts receivable, net of allowance for doubtful accounts of $868,973 and $985,990 at December 31, 2017 and 2016, respectively	51,699,930	37,298,465
Inventories	13,479,473	25,999,182
Advance to suppliers	71,280,903	46,729,285
Other current assets	37,390	31,368
Total current assets	144,640,849	132,259,554
Property, plant and equipment, net	4,031,534	4,447,063
Land use rights, net	3,697,012	3,571,184
Deferred tax assets	149,511	165,951
TOTAL ASSETS	$152,518,906	$140,443,752

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2017 AND 2016 (Continued)

	December 31,
	2017	2016

Current Liabilities
Notes payable-bank acceptance notes	$10,253,742	$9,586,276
Short-term bank loans	13,947,385	16,916,535
Accounts payables	359,927	1,504,863
Customer deposits	316,394	135,903
Taxes payable	450,711	594,795
Other payables and accrued liabilities	4,236,823	1,740,474
Due to related party	-	3,886
Due to shareholder	351,499	307,499
Total current liabilities	29,916,481	30,790,231
Long-term bank loans	7,652,046	7,207,727
TOTAL LIABILITIES	37,568,527	37,997,958

EQUITY
Shareholders' Equity
Ordinary shares, $0.01 par value: 100,000,000 shares authorized; 20,000,000 shares issued; 19,791,110 shares outstanding as both of December 31, 2017 and 2016	200,000	200,000
Additional paid-in capital	33,971,455	33,971,455
Statutory reserve	6,672,254	6,123,022
Retained earnings	59,386,668	54,590,589
Treasury stock, at cost: 208,890 shares as both of December 31, 2017 and 2016	(192,153)	(192,153)
Accumulated other comprehensive income/(loss)	2,227,334	(4,378,873)
TOTAL SHAREHOLDERS’ EQUITY	102,265,558	90,314,040
Non-controlling interest	12,684,821	12,131,754
TOTAL EQUITY	114,950,379	102,445,794

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$152,518,906	$140,443,752

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME FOR THE
YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

	Year Ended December 31,
	2017	2016	2015

REVEUNUES	$132,375,915	$117,029,154	$117,908,416
COST OF GOODS SOLD	117,721,799	100,932,528	102,197,994
GROSS PROFIT	14,654,116	16,096,626	15,710,422
Selling expenses	598,832	734,159	986,378
General and administrative expenses	6,002,121	6,376,383	4,478,413
Total Operating Expenses	6,600,953	7,110,542	5,464,791

INCOME FROM OPERATIONS	8,053,163	8,986,084	10,245,631
Financial expenses, net	(1,610,337)	(2,827,138)	(2,823,952)
Other income, net	147,108	90,584	371,894
INCOME BEFORE INCOME TAX	6,589,934	6,249,530	7,793,573
INCOME TAX	(691,556)	(926,048)	(1,180,167)
NET INCOME	5,898,378	5,323,482	6,613,406
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	553,067	499,509	716,602
NET INCOME ATTRIBUTABLE TO OSSEN INNOVATION CO.,LTD AND SUBSIDIARIES	5,345,311	4,823,973	5,896,804

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation gain (loss)	6,606,207	(6,975,100)	(5,829,470)
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	6,606,207	(6,975,100)	(5,829,470)
COMPREHENSIVE INCOME/(LOSS)	$11,951,518	$(2,151,127)	$67,334

EARNINGS PER ORDINARY SHARE
Basic and diluted	$0.27	$0.24	$0.30
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic and diluted	19,791,110	19,804,164	19,862,537

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

	Total Ossen Innovation Co., Ltd. Shareholders’ Equity
	Ordinary Shares		Additional			Accumulated Other			Non
	$0.01 Par Value		Paid-in	Treasury stock		Comprehensive	Statutory	Retained	Controlling
	Shares	Amount	Capital	Shares	Amount	Income/(loss)	Reserve	Earnings	Interest	Total
Balance at January 1, 2015	20,000,000	200,000	33,971,455	(98,041)	(96,608)	8,425,697	5,021,752	44,971,082	10,915,643	103,409,021
Net income	-	-	-	-	-	-	-	5,896,804	716,602	6,613,406
Transfer to statutory reserve	-	-	-	-	-	-	609,621	(609,621)	-	-
Common shares repurchase	-	-	-	(73,169)	(58,735)					(58,735)
Foreign currency translation adjustment	-	-	-	-	-	(5,829,470)		-	-	(5,829,470)
Balance at December 31, 2015	20,000,000	200,000	33,971,455	(171,210)	(155,343)	2,596,227	5,631,373	50,258,265	11,632,245	104,134,222
Net income	-	-	-	-	-	-	-	4,823,973	499,509	5,323,482
Transfer to statutory reserve	-	-	-	-	-	-	491,649	(491,649)		-
Common shares repurchase	-	-	-	(37,680)	(36,810)	-	-	-		(36,810)
Foreign currency translation adjustment	-	-	-	-	-	(6,975,100)	-	-		(6,975,100)
Balance at December 31, 2016	20,000,000	$200,000	$33,971,455	(208,890)	$(192,153)	$(4,378,873)	$6,123,022	$54,590,589	$12,131,754	$102,445,794
Net income	-	-	-	-	-	-	-	5,345,311	553,067	5,898,378
Transfer to statutory reserve	-	-	-	-	-	-	549,232	(549,232)		-
Foreign currency translation adjustment	-	-	-	-	-	6,606,207	-	-		6,606,207
Balance at December 31, 2017	20,000,000	$200,000	$33,971,455	(208,890)	$(192,153)	$2,227,334	$6,672,254	$59,386,668	$12,684,821	$114,950,379

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

	Year Ended December 31,
	2017	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5,898,378	$5,323,482	$6,613,406
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	796,566	883,755	1,416,060
Changes in operating assets and liabilities:
(Increase) Decrease In:
Accounts receivable	(14,401,465)	5,949,508	10,516,441
Inventories	12,519,709	1,277,040	(7,138,320)
Advance to suppliers	(24,551,618)	9,000,804	597,301
Other current assets	(6,023)	745,284	220,047
Deferred tax assets	16,440	(27,562)	(188,769)
Notes receivable - bank acceptance notes	15,280,381	(7,270,152)	1,914,927
Increase (Decrease) In:
Accounts payable	(1,144,936)	(394,537)	(1,317,676)
Customer deposits	180,490	(173,243)	(278,858)
Income tax payable	(144,084)	180,545	(138,209)
Other payables and accrued expenses	2,496,349	70,804	46,712
Due to related party	(3,912)	(61,883)	(3,700)
Due to shareholder	44,000	25,000	182,499
Net cash provided by/ (used in) operating activities	(3,019,725)	15,528,845	12,441,861

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	(37,848)	(17,537)	(29,687)
Net cash used in investing activities	(37,848)	(17,537)	(29,687)

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015 (Continued)

	Year Ended December 31,
	2017	2016	2015
CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease/ (increase) in restricted cash	(489,686)	2,077,201	8,792,289
Proceeds from short-term bank loans	13,497,882	20,422,885	18,462,625
Repayments of short-term bank loans	(17,380,550)	(20,068,975)	(18,462,625)
Proceeds from long-term bank loans	0	7,530,007	-
Proceeds from notes payable-bank acceptance notes	14,662,757	17,846,117	36,202,800
Repayment of notes payable-bank acceptance notes	(14,588,702)	(20,029,819)	(49,367,454)
Repurchase of common share	-	(36,810)	(58,735)
Repayments of bond payable	-	(15,273,177)	-
Net cash used in financing activities	(4,298,299)	(7,532,571)	(4,431,100)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(7,355,872)	7,978,737	7,981,074
Effect of exchange rate changes on cash	8,088,466	(8,573,383)	(7,853,389)
Cash and cash equivalents at beginning of period	217,631	812,277	684,592
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$950,225	$217,631	$812,277

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid during the periods:
Income taxes paid	$840,670	$740,873	$1,301,687
Interest paid	$1,397,635	$2,311,039	$3,353,344
Non-cash transactions:
Appropriation to statutory reserve	$549,232	$491,649	$609,621

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

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

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

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

On July 19, 2017, we entered into a Share Exchange Agreement with the shareholders of America-Asia Diabetes Research Foundation, a California corporation that owns 90.27% of the equity interests of San MediTech (Huzhou) Co. Ltd., a China-based medical device company engaged in the research, development and marketing of glucose control products. Pursuant to the Share Exchange Agreement, we agreed to acquire all of the issued and outstanding equity interests of America-Asia Diabetes Research Foundation in exchange for 81,243,000 of our ordinary shares. Upon completion of the Acquisition, we would indirectly own 90.27% of San MediTech. In connection with the Acquisition, we agreed to sell our existing pre-stressed steel manufacturing business, including all existing liabilities, immediately following the completion of the Acquisition. An entity affiliated with Dr. Liang Tang, our Chairman, agreed to acquire all of the equity of our wholly-owned subsidiary, which indirectly owns all of our existing operating subsidiaries, in exchange for the forfeiture and cancellation of all 11,850,000 ordinary shares currently held by Dr. Tang (the “Sale Transaction”). On May 4, 2018, the shareholders of America-Asia Diabetes Research Foundation breached the Share Exchange Agreement and as a result, the Share Exchange Agreement and the Sale Transaction have been terminated.

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

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

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

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

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

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

At December 31, 2017, the subsidiaries of Ossen Innovation Co., Ltd were as follows:

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

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

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

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

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

	2017	2016	2015
Year end RMB: US$ exchange rate	6.5342	6.9370	6.4917
Average yearly RMB: US$ exchange rate	6.7518	6.6401	6.2288

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

Contracts with distributors do not offer any chargeback or price protection. The Company experienced no product returns and recorded no reserve for sales returns for the years ended December 31, 2017, 2016 and 2015.

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

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

Research and Development

Research and development costs are expensed as incurred and totaled approximately $4,269,512, $3,869,277 and $3,404,333 for the years ended December 31, 2017, 2016 and 2015, respectively. Research and development costs are included in G&A in the accompanying statements of operations. Research and development costs are incurred on a project specific basis.

Retirement Benefits

Retirement benefits in the form of contributions under defined contribution retirement plans to the relevant authorities are charged to operations as incurred. Retirement benefits of $173,637, $160,656 and $148,232 were charged to operations for the years ended December 31, 2017, 2016 and 2015, respectively.

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

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company also follows FASB ASC 740, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2017, the Company did not have a liability for unrecognized tax benefits. It is unlikely that the amount of liability for unrecognized tax benefits will significantly change over the next 12 months. It is the Company’s policy to include penalties and interest expense related to income taxes as a component of other expense and interest expense, respectively, as necessary. The Company’s historical tax years will always remain open for examination by the local authorities.

The Company has not provided for income taxes on accumulated earnings amounting $59,386,668 that are subject to the PRC dividend withholding tax as of December 31, 2017, since these earnings are intended to be permanently reinvested.

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

As a result, $549,232, $491,649 and $609,621 have been appropriated to the accumulated statutory reserves by the Company’s PRC subsidiaries for the years ended December 31, 2017, 2016 and 2015 respectively.

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Comprehensive Income (loss)

Comprehensive income (loss) is defined as the change in equity during the year from transactions and other events, excluding the changes resulting from investments by owners and distributions to owners, and is not included in the computation of income tax expense or benefit. Accumulated comprehensive income (loss) consists of foreign currency translation. The Company presents comprehensive income (loss) in accordance with ASC Topic 220, “Comprehensive Income”. ASC Topic 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income (loss) be reported in the consolidated financial statements.

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

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

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

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable

Accounts receivable are carried at net realizable value. The Company reviews its accounts receivables on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s historical payment history, its current credit-worthiness and current economic trends. Accounts are written off after exhaustive efforts at collection. If accounts receivable are to be provided for, or written off, they would be recognized in the consolidated statement of operations within operating expenses. Balance of allowance of doubtful accounts was $868,973 and $985,990 at December 31, 2017 and 2016, respectively.

Inventories

Inventories are stated at the lower of cost or net realizable value, which is based on estimated selling prices less any further costs expected to be incurred for completion and disposal. Cost of raw materials is calculated using the weighted average method and is based on purchase cost. Work-in-progress and finished goods costs are determined using the weighted average method and comprise direct materials, direct labor and an appropriate proportion of overhead. At December 31, 2017 and 2016, the Company has $127,766 and $120,347 reserve for inventories, respectively.

Advance to Suppliers

Advance to Suppliers represents interest-free cash paid in advance to suppliers for purchases of raw materials. The balance of advance to suppliers was $71,280,903 and $46,729,285 at December 31, 2017 and 2016, respectively. Among the balance of $71,280,903, the aging of $26,821,447 was within 60 days, $31,441,204 was between 60-180 days and $13,018,252 was over 180 days. No allowance was provided for the prepayments balance at December 31, 2017.

Customer Deposits

Customer deposits consist of amounts paid to the Company in advance for the sale of products in the PRC. The Company receives these amounts and recognizes them as a current liability until the revenue can be recognized when the goods are delivered. The balance of customer deposits was $316,394 and $135,903 at December 31, 2017 and 2016, respectively.

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

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

No impairment loss is subsequently reversed even if facts and circumstances indicate recovery. There was no impairment loss recognized for the years ended December 31, 2017, 2016 and 2015.

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

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

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

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

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncements

In July 2017, the FASB issued ASU No. 2017-11, “Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Non-controlling Interests with a Scope Exception” (“ASU 2017-11”), which addresses the complexity of accounting for certain financial instruments with down round features. Down round features are features of certain equity-linked instruments (or embedded features) that result in the strike price being reduced on the basis of the pricing of future equity offerings. Current accounting guidance creates cost and complexity for entities that issue financial instruments (such as warrants and convertible instruments) with down round features that require fair value measurement of the entire instrument or conversion option. The amendments in Part I of this ASU are effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is currently evaluating the impact of the adoption of ASU 2017-11 on its consolidated financial statements.

In May 2017, the FASB issued ASU No. 2017-09, “Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting” (“ASU 2017-09”), which provides guidance on determining which changes to the terms and conditions of share-based payment awards require an entity to apply modification accounting under Topic 718.  The amendments in this ASU are effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017.  Early adoption is permitted, including adoption in any interim period, for (1) public business entities for reporting periods for which financial statements have not yet been issued and (2) all other entities for reporting periods for which financial statements have not yet been made available for issuance.  The amendments in this ASU should be applied prospectively to an award modified on or after the adoption date.  We do not expect the adoption of ASU 2017-09 to have a material impact on our consolidated financial statements.

In February 2017, the FASB issued ASU No. 2017-05, “Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20): Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets” (“ASU 2017-05”), which clarifies the scope of the nonfinancial asset guidance in Subtopic 610-20. This ASU also clarifies that the derecognition of all businesses and nonprofit activities (except those related to conveyances of oil and gas mineral rights or contracts with customers) should be accounted for in accordance with the derecognition and deconsolidation guidance in Subtopic 810-10. The amendments in this ASU also provide guidance on the accounting for what often are referred to as partial sales of nonfinancial assets within the scope of Subtopic 610-20 and contributions of nonfinancial assets to a joint venture or other non-controlled investee. The amendments in this ASU are effective for annual reporting reports beginning after December 15, 2017, including interim reporting periods within that reporting period. Public entities may apply the guidance earlier but only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. We do not expect the adoption of ASU 2017-05 to have a material impact on our consolidated financial statements.

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

Recently Issued Accounting Pronouncements (continued)

In January 2017, the FASB issued ASU No. 2017-04, “Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment” (“ASU 2017-04”), which removes Step 2 from the goodwill impairment test. An entity will apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a reporting unit's carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The new guidance does not amend the optional qualitative assessment of goodwill impairment. Public business entity that is a U.S. Securities and Exchange Commission filer should adopt the amendments in this ASU for its annual or any interim goodwill impairment test in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017.  We are currently evaluating the impact of the adoption of ASU 2017-04 on our consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash” (“ASU 2016-18”), which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this ASU do not provide a definition of restricted cash or restricted cash equivalents. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period.  We do not expect the adoption of ASU 2016-18 to have a material impact on our consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”), which addresses the following eight specific cash flow issues: debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (including bank-owned life insurance policies; distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years.  Early adoption is permitted, including adoption in an interim period. We do not expect the adoption of ASU 2016-15 to have a material impact on our consolidated financial statements.

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

Recently Issued Accounting Pronouncements (continued)

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

In April 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-09, “Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting” (“ASU 2016-09”), which simplifies several aspects of the accounting for employee share-based payment transactions. The areas for simplification in ASU 2016-09 include the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments in this ASU will be effective for annual periods beginning after December 15, 2016 and interim periods within those annual periods. Early adoption is permitted.  The adoption of the ASU 2016-09 did not have a material impact on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”).  The amendments in this update create Topic 842, Leases, and supersede the leases requirements in Topic 840, Leases. Topic 842 specifies the accounting for leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. The main difference between Topic 842 and Topic 840 is the recognition of lease assets and lease liabilities for those leases classified as operating leases under Topic 840. Topic 842 retains a distinction between finance leases and operating leases. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases in the previous leases guidance. The result of retaining a distinction between finance leases and operating leases is that under the lessee accounting model in Topic 842, the effect of leases in the statement of comprehensive income and the statement of cash flows is largely unchanged from previous GAAP. The amendments in ASU 2016-02 are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years for public business entities. Early application of the amendments in ASU 2016-02 is permitted. We are currently evaluating the impact of the adoption of ASU 2016-02 on our consolidated financial statements.

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

Recently Issued Accounting Pronouncements (continued)

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”). The amendments in this update require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments in this update also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the amendments in this update eliminate the requirement for to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public entities. For public business entities, the amendments in ASU 2016-01 are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Except for the early application guidance discussed in ASU 2016-01, early adoption of the amendments in this update is not permitted. We do not expect the adoption of ASU 2016-01 to have a material impact on our consolidated financial statements.

In August 2014, the FASB issued an accounting standards update which requires management to assess whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the financial statements are issued. If substantial doubt exists, additional disclosures are required. This update was effective for the Company’s annual period ended January 28, 2017. The adoption of the new standard did not have a material impact on the Company’s consolidated financial position, results of operations, cash flows or disclosures.

In May 2014 the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which ASU No. 2014-09 supersedes the revenue recognition requirements in Revenue Recognition (Topic 605) and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, in August 2015. The amendments in ASU No. 2015-14 defer the effective date of ASU No. 2014-09. Public business entities, certain not-for-profit entities and certain employee benefit plans should apply the guidance in ASU No. 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier adoption is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. Further to ASU No. 2014-09 and ASU No. 2015-14, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), in March 2016, ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing in April 2016, ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients, and ASU No. 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers, respectively. The amendments in ASU No. 2016-08 clarify the implementation guidance on principal versus agent considerations, including indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customers.

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

Recently Issued Accounting Pronouncements (continued)

ASU No. 2016-10 clarifies guideline related to identifying performance obligations and licensing implementation guidance contained in the new revenue recognition standard. The updates in ASU No. 2016-10 include targeted improvements based on input the FASB received from the Transition Resource Group for Revenue Recognition and other stakeholders. It seeks to proactively address areas in which diversity in practice potentially could arise, as well as to reduce the cost and complexity of applying certain aspects of the guidance both at implementation and on an ongoing basis. ASU No. 2016-12 addresses narrow-scope improvements to the guidance on collectability, non-cash consideration and completed contracts at transition. Additionally, the amendments in this ASU provide a practical expedient for contract modifications at transition and an accounting policy election related to the presentation of sales taxes and other similar taxes collected from customers. The amendments in ASU No. 2016-20 represent changes to make minor corrections or minor improvements to the ASC that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The effective date and transition requirements for ASU No. 2016-08, ASU No. 2016-10, ASU No. 2016-12 and ASU No. 2016-20 are the same as ASU No. 2014-09. We will adopt ASU No. 2014-09, ASU No. 2016-08, ASU No. 2016-10, ASU No. 2016-12 and ASU No. 2016-20 at January 1, 2018. We are currently in the process of assessing the potential effects of these ASUs on our consolidated financial statements, business processes, systems and controls. While the assessment process is ongoing, we anticipate adopting ASC Topic 606, Revenue from Contracts with Customers, using the modified retrospective transition approach. Our product revenues are recognized at a point in time (either upon delivery to the customer or accepted by the customers), which is when we control transfers to the customer. The Company has also determined that it will make accounting policy elections to 1) treat shipping and handling activities that occur after the customer obtains control of the goods as fulfillment costs and 2) exclude sales (and similar) taxes from the measurement of the transaction price. The Company does not expect the adoption of the new standard will have a material impact on the Company’s consolidated financial position, results of operations, cash flows or disclosures.

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 3 – CONCENTRATION

Concentration of major customers and suppliers:

	Year ended December 31,
	2017		2016		2015

Major customers with revenues of more than 10% of the Company’s sales
Company A (3rd Party)	$40,312,341	30%	$51,033,356	44%	$26,720,983	23%
Company B (3rd Party)	-	-	11,802,981	10%	19,159,563	16%
Company C (3rd Party)	13,822,962	10%	-	-	-	-
Company D (3rd Party)	-	-	11,962,597	10%	14,280,544	12%
Company E (3rd Party)	-	-	-	-	17,831,266	15%
Company F (3rd Party)	14,511,302	11%	-	-	-	-
Total Revenues	$68,646,605	51%	$74,798,934	64%	$77,992,356	66%

	Year ended December 31,
	2017		2016		2015

Major suppliers with purchases of more than 10% of the Company’s purchases
Company X (3rd Party)	$-	-	$-	-	$22,137,683	21%
Company Y (3rd Party)	82,189,241	76%	61,496,533	61%	36,094,431	35%
Company U (3rd Party)	-	-	-	-	11,729,136	11%
Company V (3rd Party)	24,907,251	23%	31,553,260	31%	30,382,342	29%
Total Purchase	$107,096,492	99%	$93,049,793	92%	$100,343,592	96%

Accounts receivable related to the Company’s major customers comprised 37% and 60% of all accounts receivable as of December 31, 2017 and 2016, respectively.

Accounts payable related to the Company’s major suppliers comprised 4% and 34% of all accounts payable as of December 31, 2017 and 2016, respectively.

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 4 – ACCOUNTS RECEIVABLE

Accounts receivable is net of allowance for doubtful accounts.

	December 31,
	2017	2016

Accounts receivable	$52,568,903	$38,284,455
Less: allowance for doubtful accounts	(868,973)	(985,990)
Accounts receivable, net	$51,699,930	$37,298,465

Changes in the allowance for doubtful accounts are as follows:

	December 31,
	2017	2016

Beginning balance	$985,990	$738,101
Provision/(Reverse) for doubtful accounts	(117,017)	247,889
Ending balance	$868,973	$985,990

NOTE 5 – INVENTORIES

	December 31,
	2017	2016

Raw materials	$12,354,591	$24,777,049
Work-in-progress	229,327	241,135
Finished goods	1,023,321	1,101,345
Less: reserve for inventories.	(127,766)	(120,347)
Inventories, net	$13,479,473	$25,999,182

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 6 – NOTES RECEIVABLE

Bank acceptance notes:

	December 31,
	2017	2016

Due April 28, 2017, subsequently settled on due date	$-	$7,207,727
Due March 30, 2017, subsequently settled on due date	-	2,883,091
Due March 13, 2017, subsequently settled on due date	-	1,441,545
Due February 18, 2017, subsequently settled on due date	-	1,441,545
Due January 21, 2017, subsequently settled on due date	-	2,306,473
Total	$-	$15,280,381

Notes receivable are received from customers for the purchase of the Company’s products and are issued by financial institutions that entitle the Company to receive the full face mount from the financial institution at maturity, which bears no interest and generally ranges from three to six months from the date of issuance.

NOTE 7 – OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31,
	2017	2016

Other receivables	$37,390	$31,368
	$37,390	$31,368

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 8 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	December 31,
	2017	2016
At Cost:
Plant and buildings	$4,090,603	$3,853,080
Machinery and equipment	14,743,997	13,881,331
Motor vehicles	340,271	291,682
Office equipment	126,298	117,507
	19,301,169	18,143,600
Less: Accumulated depreciation
Plant and buildings	(2,781,302)	(2,396,424)
Machinery and equipment	(12,080,380)	(10,923,184)
Motor vehicles	(298,219)	(278,494)
Office equipment	(109,734)	(98,435)
	(15,269,635)	(13,696,537)
Property, plant and equipment, net	$4,031,534	$4,447,063

Unrealized foreign exchange translation gain/(loss) for the year ended December 31, 2017, 2016 and 2015 was $251,912, ($323,040) and ($329,926), respectively, which has been included in other comprehensive income/(loss). Depreciation expense for the years ended December 31, 2017, 2016 and 2015 was $705,289, $793,844 and $1,317,119, respectively.

As of December 31, 2017 and 2016,

1)	A net book value of $340,140 and nil, respectively, were used as collateral for the Company’s short-term bank loans.
2)	A net book value of nil and $826,419, respectively, were used as collateral for the Company’s long-term bank loans.
3)	A net book value of nil and $3,620,644, respectively, of property were used as collateral for the short-term bank loan borrowed by a related party.

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 9 – LAND USE RIGHTS

Land use rights consist of the following:

	December 31,
	2017	2016

Cost of land use rights	$4,715,951	$4,442,117
Less: Accumulated amortization	(1,018,939)	(870,933)
Land use rights, net	$3,697,012	$3,571,184

Unrealized foreign exchange translation gain/(loss) for the year ended December 31, 2017, 2016 and 2015 was $217,105, ($247,088) and ($221,323), respectively, which has been included in other comprehensive income/(loss). Amortization expense for the years ended December 31, 2017, 2016 and 2015 was $91,277, $89,911 and $98,941, respectively. As of December 31, 2017 and 2016,

1)	A net book value of $2,357,834 and $2,276,443, respectively, were used as collateral for the Company’s long-term bank loans.
2)	A net book value of nil and $1,294,740, respectively, were used as collateral for the short-term bank loan borrowed by a related party.

Amortization expense for the next five years and thereafter is as follows:

2018	$94,319
2019	94,319
2020	94,319
2021	94,319
2022	94,319
Thereafter	3,225,417
Total	$3,697,012

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 10 – RELATED PARTY TRANSACTIONS

(a)	Names and Relationship of Related Parties:

Existing Relationship with the Company
Dr. Tang	Chairman and controlling shareholder of the Company
Shanghai Ossen Material Research Insititute Co., Ltd. (Formerly Shanghai Zhengfangxing Steel Co., Ltd.) (“Ossen Material Research”)	Under common control of Dr. Tang
Shanghai Ossen Investment Co., Ltd. (“SOI”)	Under common control of Dr. Tang
Shanghai Ossen Investment Holdings (Group) Co., Ltd. (“Ossen Shanghai)	Under common control of Dr. Tang and Dr. Tang is the President
Shanghai Pujiang Cable Co., Ltd. (“Shanghai Pujiang”)	Subsidiary of Ossen Shanghai since September 2010
Zhejiang Pujiang Cable Co., Ltd. (“Zhejiang Pujiang”)	Subsidiary of Shanghai Pujiang since December 2010

(b)	Summary of Balances with Related Party:

	December 31,
	2017	2016
Due to related party:
Ossen Material Research	$-	$3,886
	$-	$3,886

The balance of due to related party arises from the purchase of raw materials paid by Ossen Material Research on behalf of the Company.

	December 31,
	2017	2016
Due to shareholder:
Dr. Tang	$351,499	$307,499
	$351,499	$307,499

Dr. Tang is the chairman and controlling interest shareholder of the Company. From time to time, Dr. Tang paid operating expenses on behalf of the Company to assist with the Company’s cash needs for business purposes.

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 10 – RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Summary of Related Party Transactions:

		December 31,
		2017	2016	2015

	Ossen Material Research provided guarantee for the bank loans borrowed by the Company	$-	$-	$5,186,623

	Ossen Material Research provided guarantee together with Ossen Shanghai and Dr. Tang for the short-term bank loans borrowed by the Company	$-	$-	$2,515,520

	Ossen Material Research provided guarantee together with Dr. Tang for the short-term bank loans borrowed by the Company	$-	$1,297,391	$4,159,157

Ossen Material Research	Ossen Material Research provided guarantee together with Shanghai Pujiang and Dr. Tang for the short-term bank loans borrowed by the Company	3,749,502	-	-

	Ossen Material Research provided guarantee together with Dr. Tang for the notes payable issued by the Company	4,897,310	-	-

	The Company provided guarantee for the short-term bank loans borrowed by Ossen Material Research	$18,824,034	$70,635,721	$32,348,999

	The Company provided guarantee for the notes payable issued by Ossen Material Research	$-	$-	$12,323,428

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 10 – RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Summary of Related Party Transactions:

	Ossen Shanghai provided guarantee together with Ossen Material Research and Dr. Tang for the short-term bank loans borrowed by the Company	$-	$-	$2,515,520

Ossen Shanghai	The Company provided guarantee for the short-term bank loans borrowed by Ossen Shanghai	$-	$28,542,598	$7,702,143

	The Company provided guarantee for the notes payable issued by Ossen Shanghai	$-	$2,162,318	$1,540,429

	Shanghai Pujiang provided guarantee together with Ossen Material Research and Dr. Tang for the short-term bank loans borrowed by the Company	3,749,502	-	-

Shanghai Pujiang	The Company provided guarantee for the short-term bank loans borrowed by Shanghai Pujiang	$5,356,432	$59,824,131	$16,944,714

	The Company provided guarantee for the notes payable issued by Shanghai Pujiang	$-	$7,207,727	$34,081,982

Zhejiang Pujiang	The Company provided guarantee for the notes payable issued by Zhejiang Pujiang	$25,426,525	$-	$-

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(c)	Summary of Related Party Transactions (Continued):

In accordance with ASC 810-10, “Consolidation”, the Company first evaluated that none of the related parties met the scope exceptions as outlined in the guidance. The Company then had to determine if it hold any variable interest in the related parties. The Company determined to have a variable interest in Shanghai Pujiang, Zhejiang Pujiang and Ossen Material Research because the Company guarantees $5,356,432 of the outstanding short term debt of Shanghai Pujiang, $25,426,525 of notes payable of Zhejiang Pujiang and $18,824,034 of the outstanding short term debt of Ossen Material Research. Next, the Company evaluated if Shanghai Pujiang, Zhejiang Pujiang or Ossen Material Research are variable interest entities. Using both qualitative and quantitative analysis, the Company does not have the power to direct Shanghai Pujiang, Zhejiang Pujiang and Ossen Material Research’s activities that significantly impact their economic performance and does not have the obligation to absorb losses or the right to receive benefits from the entities. Thus, the Company is not the primary beneficiary of Shanghai Pujiang, Zhejiang Pujiang and Ossen Material Research. As a result, the Company determined Shanghai Pujiang, Zhejiang Pujiang and Ossen Material Research were not variable interest entities that require consolidation as defined in ASC 810. The Company determined Dr. Tang to be the primary beneficiary of Shanghai Pujiang, Zhejiang Pujiang and Ossen Material Research because Dr. Tang is most closely associated with the Shanghai Pujiang, Zhejiang Pujiang and Ossen Material Research. Dr. Tang had the power to direct the activities of Shanghai Pujiang, Zhejiang Pujiang and Ossen Material Research that most significantly impact its economic performance and has the obligation to absorb losses of Shanghai Pujiang, Zhejiang Pujiang and Ossen Material Research that could potentially be significant or the right to receive benefits from the related parties that could potentially be significant.

The Company also evaluated the remaining related parties and affiliated entities under ASC 810 and because the Company does not guarantee the debt, the holders of the equity were at risk and therefore determined to be the primary beneficiary and these entities are not variable interest entities that require consolidation.

NOTE 11 – OTHER PAYABLES AND ACCRUED EXPENSES

Other payables and accrued expenses consist of the following:

	December 31,
	2017	2016
Other taxes payable	$2,845,393	$488,712
Accrued payroll & welfare	33,977	32,014
Accrued expense & liability	1,283,660	1,181,143
Interest payable	15,747	-
Others	58,046	38,605
	$4,236,823	$1,740,474

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 12 – NOTES PAYABLE

Bank acceptance notes:

	December 31,
	2017	2016
Due December 19, 2018	$1,530,409	$-
Due October 13, 2018	1,530,409	-
Due August 22, 2018, guaranteed by Ossen Material Research and, Dr. Tang	2,448,655	-
Due August 22, 2018, guaranteed by Ossen Material Research and, Dr. Tang	2,448,655	-
Due August 14, 2018	765,205	-
Due June 27, 2018	1,530,409	-
Due December 27, 2017, subsequently repaid on due date	-	720,773
Due August 21,2017, subsequently repaid on due date	-	1,441,545
Due June 22, 2017, subsequently repaid on due date	-	720,773
Due June 22, 2017, subsequently repaid on due date	-	648,695
Due April 19, 2017, subsequently repaid on due date	-	720,773
Due March 11,2017, subsequently repaid on due date	-	720,773
Due January 25, 2017, subsequently repaid on due date	-	1,441,545
Due January 25, 2017, subsequently repaid on due date	-	1,441,545
Due January 25, 2017, subsequently repaid on due date	-	1,441,545
Due January 25, 2017, subsequently repaid on due date		288,309
Total	$10,253,742	$9,586,276

The interest-free notes payable, ranging from six months to one year from the date of issuance, are secured by $7,192,928 and $6,703,242 restricted cash, as of December 31, 2017 and 2016, respectively.

All the notes payable are subject to bank charges of 0.05% of the principal amount as commission, included in the financial expenses in the statement of operations, on each loan transaction,

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 13 – SHORT TERM BANK LOANS

Short-term loans are summarized as follows:

	Bank Name	Interest Rate per Annum	December 31,
			2017	2016
Due on December 26, 2018, guaranteed by Dr. Tang and Ma An Shan Pubang Financing guarantee co., Ltd, a 3rd party,	Postal Savings Bank of China Ma An Shan Branch	6.09%	$1,224,327	$-
Due on December 7, 2018, guaranteed by Dr. Tang,	China Construction Bank (“CCB”) Jiu Jiang Branch	5.4375%	2,448,655	-
Due on December 6, 2018, guaranteed by Dr. Tang,	CCB Jiu Jiang Branch	5.4375%	765,205	-
Due on December 5, 2018, guaranteed by Ossen Material Research, Shanghai Pujiang, Dr. Tang and Shanghai Zhaoyang metal material co., Ltd, a 3rd party	Agricultural Bank of China (“ABC”) Jiu Long Branch	5.8725%	3,366,900	-
Due on October 9, 2018, guaranteed by Ma An Shan Pubang Financing guarantee co., Ltd, a 3rd party,	Anhui Commercial Bank (“ACB”) Fei Cui Branch	6.00%	612,164	-
Due on July 14, 2018, guaranteed by Ma An Shan Pubang Financing guarantee co., Ltd, a 3rd party,	ACB Fei Cui Branch	6.00%	1,530,409	-
Due on July 14, 2018, guaranteed by Ma An Shan Pubang Financing guarantee co., Ltd, a 3rd party,	ACB Fei Cui Branch	6.00%	918,246	-
Due on May 11, 2018, Collateral by Fixed assets subsequently repaid on due date	Anhui Rural Commercial Bank (“ARCB”) Ma An Shan Branch	6.276%	250,222	-
Due on May 8, 2018, guaranteed by Ossen Material Research, Shanghai Pujiang, Dr. Tang and Shanghai Zhaoyang metal material co., Ltd, a 3rd party subsequently repaid on due date	ABC Jiu Long Branch	5.65%	382,602
Due on April 18, 2018, Collateral by Fixed assets subsequently repaid on due date	ARCB Ma An Shan Branch	6.276%	156,102	-
Due on March 3, 2018, Collateral by Fixed assets subsequently repaid on due date	ARCB Ma An Shan Branch	6.276%	374,950	-
Due on February 10, 2018, Collateral by Fixed assets subsequently repaid on due date	ARCB Ma An Shan Branch	6.276%	127,024	-

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 13 – SHORT TERM BANK LOANS (CONTINUED)

	Bank Name	Interest Rate per Annum	December 31,
			2017	2016
Due on January 7,2018, guaranteed by Ma An Shan Pubang Financing guarantee co., Ltd, a 3rd party, subsequently repaid on due date	ACB Hu Nan Road Branch	6.00%	$1,530,409	$-
Due on January 5, 2018, Collateral by Fixed assets subsequently repaid on due date	ARCB Ma An Shan Branch	6.276%	260,170	-
Due on December 27, 2017, subsequently repaid on due date	ARCB Ma An Shan Branch	6.276%	-	1,782,471
Due on December 14, 2017, subsequently repaid on due date	CCB Jiu Jiang Branch	4.40%	-	2,306,472
Due on November 20, 2017, guaranteed by Dr. Tang, subsequently repaid on due date	ABC Jiu Long Branch	5.873%	-	2,594,782
Due on November 2, 2017, subsequently repaid on due date	CCB Jiu Jiang Branch	4.40%	-	720,773
Due on November 1, 2017, guaranteed by Ossen Material Research and Dr. Tang, subsequently repaid on due date	ABC Jiu Long Branch	5.873%	-	720,773
Due on August 19, 2016, guaranteed by Ma An Shan Pubang Financing guarantee co., Ltd, a 3rd party, subsequently repaid on due date	ARCB Ma An Shan Branch	6.78%	-	4,324,636
Due on June 27, 2017, subsequently repaid on due date	ACB Fei Cui Branch	6.00%	-	1,347,845
Due on May 19, 2017, subsequently repaid on due date	ACB Fei Cui Branch	6.00%	-	1,441,545
Due on May 17, 2017, guaranteed by export order subsequently repaid on due date	ARCB Ma An Shan Branch	6.60%	-	140,551

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 13 – SHORT TERM BANK LOANS (CONTINUED)

	Bank Name	Interest Rate per Annum	December 31,
			2017	2016
Due on May 10, 2017, guaranteed by export order subsequently repaid on due date	ARCB Ma An Shan Branch	6.60%	-	95,142
Due on April 27, 2017, guaranteed by export order subsequently repaid on due date	ARCB Ma An Shan Branch	6.60%	-	147,038
Due on April 25, 2017, guaranteed by Ossen Material Research and Dr. Tang, subsequently repaid on due date	ABC Jiu Long Branch	5.873%	-	576,618
Due on March 28, 2017, guaranteed by export order subsequently repaid on due date	ARCB Ma An Shan Branch	6.60%	-	207,582
Due on March 7, 2017, guaranteed by export order subsequently repaid on due date	ARCB Ma An Shan Branch	6.60%	-	145,596
Due on February 9, 2017, guaranteed by export order subsequently repaid on due date	ARCB Ma An Shan Branch	6.60%	-	119,648
Due on January 4, 2017, guaranteed by export order subsequently repaid on due date	ARCB Ma An Shan Branch	6.60%	-	245,063
Total			$13,947,385	$16,916,535

All short term bank loans are obtained from local banks in China and are repayable within one year.

The average annual interest rate of the short-term bank loans was 6.41% and 6.105% as of December 31, 2017 and 2016, respectively. Interest expense, included in the financial expenses in the statement of operations, was $932,596 $1,070,192 and $1,017,345 for the years ended December 31, 2017, 2016 and 2015, respectively. The Company was in compliance of their financial covenants at December 31, 2017 and 2016, respectively.

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 14 – LONG TERM BANK LOANS

	Bank Name	Interest Rate per Annum	December 31,
			$2017	$2016
Due on August 30, 2019, collateral by the Company’s LUR	Anhui Commercial Bank (“ACB”) Hui Tong Branch	8.00%	$7,652,046	$7,207,727
Total			$7,652,046	$7,207,727

Interest expense, included in the financial expenses in the statement of operations, was $600,663, $225,900 and nil for the years ended December 31, 2017, 2016 and 2015, respectively.

NOTE 15 – EARNINGS PER SHARES

Basic earnings per share are computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

The following table sets forth the computation of basic and diluted earnings per share for the periods indicated:

	December 31,
	2017	2016	2015

Net income attribute to the Company	$5,345,311	$4,823,973	$5,896,804

Weighted average ordinary shares outstanding - basic and diluted	19,791,110	19,804,164	19,862,537

Basic and diluted earnings per share	$0.27	$0.24	$0.30

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 16 – INCOME TAX

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

Enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC territory are considered PRC resident enterprises and subject to the PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management" refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2017, no detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of December 31, 2017, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If the Company’s non-PRC incorporated entities are deemed PRC tax residents, such entities would be subject to PRC tax The Company has analyzed the applicability of this law, as of December 31, 2017, and the Company has not accrued for PRC tax on such basis. The Company will continue to monitor changes in the interpretation or guidance of this law.

PRC tax law also imposes a 10% withholding income tax, subject to reduction based on tax treaty where applicable, for dividends distributed by a foreign invested enterprise to its immediate holding company outside China. Such dividends were exempted from PRC tax under the previous income tax law and regulations. The foreign invested enterprise is subject to the withholding tax starting from January 1, 2008. There were no dividends distributed in the years ended December 31, 2017 and 2016.

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 16 – INCOME TAX-(CONTINUED)

Income tax expenses consist of the following:

	Year Ended December 31,
	2017	2016	2015
Current	$665,745	$910,231	$1,018,143
Deferred	25,811	15,817	162,024
Income tax expenses	$691,556	$926,048	$1,180,167

Reconciliation from the expected income tax expenses calculated with reference to the statutory tax rate in the PRC of 25% is as follows:

	Year Ended December 31,
	2017	2016	2015
Computed "expected" income tax expenses	$1,647,484	$1,562,382	$1,948,393
Effect on tax incentive / holiday	(993,090)	(653,029)	(982,104)
Non-deductable expense	37,162	16,695	213,878
Income tax expenses	$691,556	$926,048	$1,180,167

Components of net deferred tax assets are as follows:

	December 31,
	2017	2016	2015

Provision of doubtful accounts	$130,346	$147,899	$110,715
Reserve for inventories	19,165	18,052	-
Provision of interest expense	-	-	82,798
	$149,511	$165,951	$193,513

The deferred tax assets balance is $149,511, $165,951 and $193,513 at December 31, 2017, 2016 and 2015 respectively.

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

NOTE 17 – GEOGRAPHICAL SALES AND SEGMENTS

Our management does not capture financial information or utilize operating segments to make decisions about the business. Management believes that it operates in one business segment. However, our management does rely on sales by geographical area as useful information in managing the business.

Information for the Company’s sales by geographical area for the years ended December 31, 2017, 2016 and 2015 are as follows:

	Year Ended December 31,
	2017	2016	2015

Domestic Sales	$126,930,386	$112,119,286	$110,109,028
International Sales	5,445,529	4,909,868	7,799,388
	$132,375,915	$117,029,154	$117,908,416

NOTE 18 – SUBSEQUENT EVENTS

We have evaluated all events or transactions that occurred after December 31, 2017 up through the date we issued the consolidated financial statements.

On July 19, 2017, we entered into a Share Exchange Agreement with the shareholders of America-Asia Diabetes Research Foundation, a California corporation that owns 90.27% of the equity interests of San MediTech (Huzhou) Co. Ltd., a China-based medical device company engaged in the research, development and marketing of glucose control products. Pursuant to the Share Exchange Agreement, we agreed to acquire all of the issued and outstanding equity interests of America-Asia Diabetes Research Foundation in exchange for 81,243,000 of our ordinary shares. Upon completion of the Acquisition, we would indirectly own 90.27% of San MediTech. In connection with the Acquisition, we agreed to sell our existing pre-stressed steel manufacturing business, including all existing liabilities, immediately following the completion of the Acquisition. An entity affiliated with Dr. Liang Tang, our Chairman, agreed to acquire all of the equity of our wholly-owned subsidiary, which indirectly owns all of our existing operating subsidiaries, in exchange for the forfeiture and cancellation of all 11,850,000 ordinary shares currently held by Dr. Tang (the “Sale Transaction”). On May 4, 2018, the shareholders of America-Asia Diabetes Research Foundation breached the Share Exchange Agreement and as a result, the Share Exchange Agreement and the Sale Transaction have been terminated.

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES
SCHEDULE I
CONDENSED PARENT COMPANY FINANCIAL INFORMATION

OSSEN INNOVATION CO., LTD.

CONDENSED BALANCE SHEETS AS OF DECEMBER 31, 2017 AND 2016

	December 31,
	2017	2016
ASSETS
Current Assets
Cash	$2,967	$3,461
Due from related party	-	20,000,000
Total Current Assets	2,967	20,003,461
Investments in subsidiaries	103,865,513	71,766,984
TOTAL ASSETS	$103,868,480	$91,770,445

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Other payables and accrued liabilities	$1,251,423	$1,148,906
Due to shareholder	351,499	307,499
Total Current Liabilities	1,602,922	1,456,405
TOTAL LIABILITIES	$1,602,922	$1,456,405

EQUITY
Shareholders' Equity
Ordinary shares, $0.01 par value: 100,000,000 shares authorized; 20,000,000 shares issued; 19,791,110 shares outstanding as of December 31, 2017 and 2016	$200,000	$200,000
Additional paid-in capital	33,971,455	33,971,455
Statutory reserve	6,672,254	6,123,022
Retained earnings	59,386,668	54,590,589
Accumulated other comprehensive income/(loss)	2,227,334	(4,378,873)
Treasury stock, at cost: 208,890 shares as of December 31, 2017 and 2016	(192,153)	(192,153)
TOTAL SHAREHOLDERS’ EQUITY	102,265,558	90,314,040
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$103,868,480	$91,770,445

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES
SCHEDULE I
CONDENSED PARENT COMPANY FINANCIAL INFORMATION

OSSEN INNOVATION CO., LTD. CONDENSED STATEMENTS

OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

	Year Ended December 31,
	2017	2016	2015

REVENUES	$-	$-	$-
COST OF GOODS SOLD	-	-	-
GROSS PROFIT	-	-	-
Selling expenses	-	-	-
General and administrative expenses	146,687	279,893	198,753
Total Operating Expenses	146,687	279,893	198,753

LOSS FROM OPERATIONS	(146,687)	(279,893)	(198,753)
Financial expenses, net	317	184	272
Equity in income of subsidiaries	5,492,315	5,104,050	6,095,829
INCOME BEFORE INCOME TAX	5,345,311	4,823,973	5,896,804
INCOME TAX	-	-	-
NET INCOME	5,345,311	4,823,973	5,896,804
OTHER COMPREHENSIVE INCOME
Foreign currency translation gain (loss)	6,606,207	(6,975,100)	(5,829,470)
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	6,606,207	(6,975,100)	(5,829,470)
COMPREHENSIVE INCOME (LOSS)	$11,951,518	$(2,151,127)	$67,334

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES
SCHEDULE I
CONDENSED PARENT COMPANY FINANCIAL INFORMATION

OSSEN INNOVATION CO., LTD. CONDENSED

STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED

DECEMBER 31, 2017, 2016 AND 2015

	Year Ended December 31,
	2017	2016	2015

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5,345,311	$4,823,973	$5,896,804
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in earnings of subsidiaries	(5,492,315)	(5,104,050)	(6,095,829)
Other payables and accrued liabilities	102,517	213,909	132,938
Due to shareholder	44,000	25,000	182,499
Net cash provided by / (used in) operating activities	(487)	(41,168)	116,412

CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash provided by / (used in) investing activities	-	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Treasury stock purchased	-	(36,810)	(58,735)
Net cash used in financing activities	-	(36,810)	(58,735)

INCREASE / (DECREASE) IN CASH	(487)	(77,978)	57,677
Effect of exchange rate changes on cash	(7)	(54)	54
Cash at beginning of period	3,461	81,493	23,762
CASH AT END OF PERIOD	$2,967	$3,461	$81,493

