Form 20-F
period 2018-12-31
Ossen Innovation Co. Ltd.
filed 2019-05-14
CIK 1485538

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

518 Shangcheng Road, Floor 17, Shanghai, 200120, People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading symbol	Name of Each Exchange On Which Registered
Ordinary shares, par value US$0.01 per share *	OSN	NASDAQ Capital Market

* Ordinary shares are not traded in the United States; rather they are deposited with JP Morgan Chase Bank, N.A., as Depositary. Each American Depositary Share represents three (3) ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2018 was: 19,791,110 ordinary shares, par value $0.01 per share.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

Unless the context indicates otherwise, all references to “China” and the “PRC” refer to the People’s Republic of China, all references to “Renminbi” or “RMB” are to the legal currency of the People’s Republic of China, all references to “U.S. dollars,” “dollars” and “$” are to the legal currency of the United States and all references to “ADSs” refer to our American Depositary Shares, each of which represents one ordinary share. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On April 1, 2019, the cash buying rate announced by the People’s Bank of China was RMB 6.73 to $1.00.

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

3.A. Selected Financial Data

The following selected financial information should be read in connection with, and is qualified by reference to, our consolidated financial statements and their related notes and the section entitled “Operating and Financial Review and Prospects” included elsewhere in this annual report. The consolidated statements of income data for the fiscal years ended December 31, 2016, 2017 and 2018 and the balance sheet data as of December 31, 2017 and 2018 are derived from audited consolidated financial statements included elsewhere in this annual report. The consolidated statements of income data for the fiscal years ended December 31, 2014 and 2015 and the balance sheet data as of December 31, 2014, 2015 and 2016 are not included in this annual report. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

Selected Consolidated Statement of Income Data
	2018	2017	2016	2015	2014
	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
Revenues	$136,104,867	$132,375,915	$117,029,154	$117,908,416	$123,571,455
Cost of goods sold	115,585,803	117,721,799	100,932,528	102,197,994	110,250,876
Gross profit	20,519,064	14,654,116	16,096,626	15,710,422	13,320,579
Selling and distribution expenses	327,365	598,832	734,159	986,378	772,383
General and administrative expenses	5,263,914	6,002,121	6,376,383	4,478,413	6,340,584
Total Operating Expenses	5,591,279	6,600,953	7,110,542	5,464,791	7,112,967
Income from operations	14,927,785	8,053,163	8,986,084	10,245,631	6,207,612

Financial expenses, net	(1,621,486)	(1,610,337)	(2,827,138)	(2,823,952)	(2,401,268)
Other income, net	208,071	147,108	90,584	371,894	907,941
Income before income taxes	13,514,370	6,589,934	6,249,530	7,793,573	4,714,285
Income taxes	(2,129,387)	(691,556)	(926,048)	(1,180,167)	(578,727)
Net income	11,384,983	5,898,378	5,323,482	6,613,406	4,135,558
Less: Net Income attributable to non-controlling interest	1,005,530	553,067	499,509	716,602	276,682

Net income attributable to controlling interest	10,379,453	5,345,311	4,823,973	5,896,804	3,858,876
Other comprehensive income
Foreign currency translation gain (loss)	(6,272,303)	6,606,207	(6,975,100)	(5,829,470)	779,135

Total other comprehensive income (loss)	(6,272,303)	6,606,207	(6,975,100)	(5,829,470)	779,135
Comprehensive Income (loss)	4,107,150	11,951,518	(2,151,127)	67,334	4,638,011

Weighted average shares outstanding	19,791,110	19,791,110	19,804,164	19,862,537	19,901,959

Earnings per share*	0.52	0.27	0.24	0.30	0.19

* Calculation is based on net income attributable to controlling interest and the weighted average shares outstanding, excluding foreign currency translation gain (loss).

Selected Balance Sheets Data	December 31,
	2018	2017	2016	2015	2014
	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
Cash and cash equivalents	$3,444,421	$950,225	$217,631	$812,277	$684,592
Restricted cash	$4,070,655	$7,192,928	$6,7036242	$8,780,443	$17,572,732
Total current assets	155,293,023	144,640,849	132,259,554	144,772,273	159,358,503
Total long-term assets	6,952,888	7,878,057	8,184,198	9,468,260	11,405,994
Total assets	162,245,911	152,518,906	140,443,752	154,240,533	170,764,497

Total liabilities	42,182,852	37,568,527	37,997,958	50,106,311	67,355,476
Total shareholders’ equity	120,063,059	114,950,379	102,445,794	104,134,222	103,409,021
Total liabilities and shareholders’ equity	162,245,911	152,518,906	140,443,752	154,240,533	170,764,497

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

Risks Related to Our Business and Our Industry

The proposed sale of our existing business and proposed acquisition of a new business in the medical technology industry have not been consummated, and such transaction will not be consummated.

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

In connection with the Acquisition, we agreed to sell our existing pre-stressed steel manufacturing business, including all existing liabilities, immediately following the completion of the Acquisition. An entity affiliated with Dr. Liang Tang, our Chairman, agreed to acquire all of the equity of our wholly-owned subsidiary, which indirectly owns all of our existing operating subsidiaries, in exchange for the forfeiture and cancellation of all 11,850,000 ordinary shares held by Dr. Tang at that time (the “Sale Transaction”).

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

Our chairman controls a large percentage of our outstanding stock through an entity that has applied for listing on a foreign exchange and could significantly influence the outcome of our corporate matters.

Acme Innovation Limited, an affiliate of Dr. Tang, owns approximately 65.9% of our outstanding ordinary shares, reflecting a majority equity interest in our company. The parent entity of Acme Innovation Limited has applied for listing of its shares on a foreign exchange. See Item 4C below. As the controlling person of our majority shareholder, Dr. Tang is able to elect our board of directors, and determine the outcome of all matters requiring the approval of the holders of a majority of our outstanding shares, including the sale of our assets or an acquisition of assets. This concentration of ownership in our shares controlled by Dr. Tang limits your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us. In addition, sales of significant amounts of ordinary shares controlled by Dr. Tang, or the prospect of these sales, could adversely affect the market price of our ordinary shares. Furthermore, the potential listing of our parent entity on a foreign exchange could negatively impact on the market price of our ordinary shares.

Our operations are cash intensive, and our business could be adversely affected if we fail to maintain sufficient levels of liquidity and working capital.

As of December 31, 2018, we had approximately $3.4 million of cash and cash equivalents and $4.1 million of restricted cash. Historically, we have spent a significant amount of cash on our operational activities, principally to procure raw materials for our products. Our short-term loans are from Chinese banks and are generally secured by a portion of our fixed assets, land use right, receivables and/or guarantees by related parties. The term of almost all such short-term loans is one year or less. Historically, we have rolled over such loans on an annual basis. However, we may not have sufficient funds available to pay all of our borrowings upon maturity in the future. Failure to roll over our short-term borrowings at maturity or to service our debt could result in the imposition of penalties, including increases in interest rates, legal actions against us by our creditors, or even insolvency.

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

In 2017 and 2018, we generated revenue of approximately $112.4 million and $103.4 million, respectively, or 84.9% and 76.0%, respectively, of our total revenue, from sales of our rare earth coated PC wires and PC strands. We believe that our rare earth coating capabilities provide us with a competitive advantage among our competitors, however, it is likely that our competitors may develop similar competing products. We intend to continue to expand research and development efforts to advance our rare earth coating applications even further, including improving the products’ corrosion-resistant level and increasing the products’ strength and life span. Meanwhile, we will also continue to invest in research and development of higher strength and higher corrosion-resistant level of other types of prestressed products. However, there can be no assurance that our initial competitive advantage will be retained and that one or more competitors will not develop products that are equal or superior to ours in quality and are better priced than our rare earth coated products.

Our revenues are highly dependent on a limited number of customers and the loss of any one of our major customers could materially and adversely affect our growth and our revenues.

During the years ended December 31, 2018 and 2017, our six largest customers contributed 68.3% and 74.8% of our total sales, respectively. As a result of our reliance on a limited number of customers, we may face pricing and other competitive pressures, which may have a material adverse effect on our profits and our revenues. The volume of products sold for specific customers varies from year to year, especially since we are not the exclusive provider for any customers. In addition, there are a number of factors, other than our performance, that could cause the loss of a customer or a substantial reduction in the products that we provide to any customer and that may not be predictable. For example, our customers may decide to reduce spending on our products or a customer may no longer need our products following the completion of a project. The loss of any one of our major customers, a decrease in the volume of sales to these customers or a decrease in the price at which we sell our products to them could materially adversely affect our profits and our revenues.

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

We currently purchase almost all of our raw materials from a small number of suppliers. Purchases from our five largest suppliers accounted for 99.8% and 99.7% of our raw material purchases in the years ended December 31, 2018 and 2017, respectively. In the event that we need to diversify our supplier network, we may not be able to procure a sufficient supply of raw materials at a competitive price, which could have an adverse effect on our results of operations, financial condition and cash flows.

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

We, like many other steel product manufacturers, maintain substantial inventories of steel to accommodate the short lead times and just-in-time delivery requirements of our customers. Accordingly, we purchase steel in an effort to maintain our inventory at levels that we believe to be appropriate to satisfy the anticipated needs of our customers based upon historic buying practices, supply agreements with customers and market conditions. Our commitments to purchase steel are generally at prevailing market prices in effect at the time we place our orders. We have no long-term, fixed-price steel purchase contracts. When steel prices increase, competitive conditions will influence how much of the price increase we can pass on to our customers. To the extent we are unable to pass on future price increases in our raw materials to our customers, the revenues and profitability of our business could be adversely affected.

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

In 2018, China continued focusing on addressing the overcapacity in the steel industry and strengthening supply-side structural reform to drive sustained growth. As of December 2018, China has lowered steel production by approximately 150 million tons, according to reports issued by the Chinese government. As a result, the average price of steel products, including our products and principal raw materials, increased in 2018. According to industry consultant Frost & Sullivan, the Chinese central government will focus on strictly controlling steel capacity increases in 2019, however, due to the slowdown of economic growth, local governments in Northern China, the most important steel production base in China, could increase allowable production levels of steel products, including our products and principal raw materials. As a result, we expect the average price of our principal raw materials to decrease in 2019. This could adversely impact our results of operations due to lower sale prices of our coated and plain surface products in the market.

Sales to customers outside China and international developments expose us to risks inherent in international sales and increased competition.

We generated approximately 3.3% and 4.1%, respectively, of our revenue during the years ended December 31, 2018 and 2017 from sales to customers in international markets. As a result, we are subject to risks and challenges that we would otherwise not face if we conducted our business only in China. In the first quarter of 2018, the United States government announced stiff tariffs on imports of steel and aluminum from certain countries, including China. In June 2018, the United States government announced the imposition of an additional duty of 25% on approximately $34 billion worth of Chinese imports. In September 2018, the United States government announced the imposition of an additional duty of 10% on approximately $200 billion worth of Chinese imports. Although we have not generated any sales from the United States since the anti-dumping duties were imposed in 2010, these measures imposed in 2018 may also have a negative impact on our business and results of operations because Chinese-based steel product exporters may now focus their marketing efforts on the Chinese domestic market.

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

Our operating results vary significantly from quarter to quarter. Therefore, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as an indication of our future performance. It is possible that in the future some of our quarterly results of operations may be below the expectations of market analysts and our investors, which could lead to a significant decline in the trading price of our ordinary shares. Factors which affect the fluctuation of our revenues, expenses and profits include:

•	delays or cancellations of infrastructure projects in China due to unexpected accidents or to financial or other issues confronting the Ministry of Transport, China National Railway Co., or other PRC governmental agencies overseeing these industries;
•	changes in prices of our raw materials, with higher prices leading to reduced operating income;
•	variations, expected or unexpected, in the duration, size, timing and scope of purchase orders;
•	changes in our pricing policies or those of our competitors;
•	changes in compensation, which may reduce our gross profit for the quarter in which they are effected;
•	our inability to manage costs, including those related to our raw materials, personnel, infrastructure and facilities;
•	exchange rate fluctuations; and
•	general economic conditions.

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

A failure of our information technology systems would harm our business.

The nature of our business requires the development and implementation of certain functioning information technology systems. Such systems are vulnerable to a variety of potential risks, including damage or interruption resulting from natural disasters and telecommunication failures and human error or intentional acts of sabotage, vandalism, break-ins and similar acts. The occurrence of any of these events could result in costly interruptions or failures adversely affecting our business and the results of our operations.

We rely on information technology to support our operations and reporting environments. A security failure of that technology could impact our ability to operate our businesses effectively, adversely affect our reported financial results, impact our reputation and expose us to potential liability or litigation.

In the ordinary course of our business, we store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and information of our customers and employees, on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to a cyber incident, natural disaster, hardware or software failure or error, telecommunications system failure, service provider or vendor error or failure, intentional or unintentional personnel actions, employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, altered, damaged, held ransom, lost or stolen. In any such event, we could suffer significant loss or incur significant liability, including: damage to our reputation; loss of customer confidence or goodwill; and significant expenditures of time and money to address and remediate resulting damages to affected individuals or business partners. Furthermore, such data breach could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations, and damage our reputation, which could adversely affect our business, revenues and competitive position.

Risks Related to Doing Business in China

Fluctuations in the value of the RMB may have an adverse effect on our shareholders’ investment.

Our reporting currency is the U.S. dollar. However, substantially all of our revenues are denominated in RMB. Any significant revaluation of the Renminbi may have a material adverse effect on the U.S. dollar equivalent amount of our revenues and financial condition as well as on the value of, and any dividends payable on, our ordinary shares in foreign currency terms. For instance, a decrease in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our ordinary shares and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ADSs. For 2017 and 2018, we had foreign currency translation gain of $6.6 million and foreign currency translation loss of $6.3 million, respectively, primarily due to the strengthening of the RMB against the U.S. dollar in 2017 and the weakening of the RMB against the U.S. dollar in 2018.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on exchange rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB solely to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, however, this appreciation halted and the RMB was traded within a narrow range against the U.S. dollar. Between July 2010 and November 2015, the RMB fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of IMF completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, RMB is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. This depreciation halted in 2017, and the RMB appreciated approximately 7% against the U.S. dollar during this one-year period. In 2018, the RMB depreciated 4.8% against the U.S. dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and RMB internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

The PRC government has exercised, and continues to exercise, substantial control over virtually every sector of the Chinese economy through regulation and state ownership, including the infrastructure and steel sectors where we have been doing our business. Any government decisions or actions to postpone, change or halt the construction of certain types of infrastructure projects for any reason, such as the high speed railway accident in July 2011 in South China and the reduction of 150 million tons of steel production announced between 2016 and 2018, or any decisions the government might make to cut spending, could adversely impact our business and results of operations.

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

Banks and other financial institutions in the PRC do not provide insurance for funds held on deposit. The Chinese government implemented the bank deposit insurance program on May 1, 2015. Financial institutions are required to pay insurance premiums into a fund that is managed by an agency appointed by the State Council. The program is designed to return bank clients' deposits if their bank suffers insolvency or bankruptcy. The reimbursement is drawn from the new fund in the case of the deposit being RMB 500,000 (approximately $72,852 as of December 31, 2018) or less. However, the implementation and impact of this program are uncertain. As a result, in the event of a bank failure, we may not have access to funds on deposit. Depending upon the amount of money we maintain in a bank that fails, our inability to have access to our cash could impair our operations, and, if we are not able to access funds to pay our suppliers, employees and other creditors, we may be unable to continue our business operations.

If relations between the United States and China worsen, investors may be unwilling to hold or buy our ordinary shares and our share price may decrease.

At various times during recent years, the United States and China have had significant disagreements over political and economic issues, which may result in or intensify potential conflicts in relation to territorial, regional security and trade disputes. In 2018, the United States implemented certain trade policies, tariffs, other trade actions against China relating to the import and export of certain products, and negotiations with respect thereto, may have a negative effect on our business, financial condition, and results of operations in China. China has imposed, or threatened to impose, tariffs on U.S. imports or to take other actions in retaliation to actions taken by the United States. These developments may have a material adverse effect on the economy, financial markets, and currency exchange rates in China and the United States. Any continuing or worsening trade relations between the United States and China could significantly reduce domestic growth in China and therefore adversely affect our business, financial condition and results of operations.

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

The audit report included in this annual report is prepared by auditors who are not inspected fully by the Public Company Accounting Oversight Board, or the PCAOB, and, as such, our shareholders are deprived of the benefits of such inspection.

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

We do not believe that we were a PFIC for our previous taxable year. However, because the determination of our PFIC status is based on such factual matters as the composition of our income and assets, the valuation of our assets, and our market capitalization, there is no assurance that the United Stated Internal Revenue Service (“IRS”) will agree with our position. In addition, there can be no assurance that we will not become a PFIC for current taxable year or in future taxable years. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ADSs or ordinary shares if we were to become a PFIC. See “Taxation — United States Federal Income Taxation — Tax Consequences if We Are a Passive Foreign Investment Company.”

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

Capital Expenditures

We incurred capital expenditures of approximately $72,305 and $37,848 for the years ended December 31, 2018 and 2017, respectively, primarily in connection with maintenance and repair of current production lines. These capital expenditures were financed by proceeds from bank financing and cash provided by operating activities.

We expect to incur further capital expenditures in fiscal year 2019 in connection with our production lines.

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

During the year ended December 31, 2018, we generated revenue of approximately $103.4 million, or 76.0% of our total revenue (as compared to $112.4 million, or 84.9% of our total revenue, in 2017), from sales of our rare earth coated PC wires and PC strands.

While we believe that our rare earth coating capabilities provide us with a competitive advantage among our competitors due to higher strength and higher quality, however, it is likely that our competitors may develop similar competing products. We intend to continue to expand research and development efforts to advance our rare earth coating applications even further including improving the product’s corrosion-resistant level and increasing the product’s strength and life span However, there can be no assurance that our initial competitive advantage will be retained and that one or more competitors will not develop products that are equal or superior to ours in quality or are better priced than our rare earth coated products.

The primary characteristics of coated prestressed products, which are used in infrastructure projects, most notably, the construction of new bridges and the renovation of older bridges in need of repair, are as follows:

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

In 2013, the Chinese market began to adopt zinc-aluminum alloy coated PC wires and PC strands, which have more corrosion-resistance and stronger protective effect than zinc coated PC wires and PC strands. Our research and development department is currently developing a method to apply rare earth materials to the zinc-aluminum alloy coating process. We have made progress in developing such product so far and we will continue our research and development efforts in 2019. We anticipate that additional time will be necessary for such products to pass government inspection and to gain acceptance in the market.

Ossen Materials, our operating subsidiary, was founded in 2004. In 2005, we expanded our manufacturing capabilities by acquiring a facility in Jiujiang City in the PRC and forming Ossen Jiujiang. The senior management team of Ossen were among the first in China to introduce and promote the use of prestressed steel materials in construction projects. They have been involved in producing prestressed materials since 1994 and each has accumulated nearly 25 years of experience in the prestressed materials industry.

Competitive Advantages

Our management believes that the following competitive strengths differentiate us from other domestic and international competitors and are the key factors to our success:

We are taking advantage of industry trends in the bridge infrastructure sectors in the PRC and other international markets

We believe that the Chinese central government will continue to maintain economic growth rate at approximately 6.0% in the next few years by optimizing economic structure and reforming the supply-side and funding infrastructure investment to maintain stable GDP growth. While we do not believe that the Chinese government will initiate another large scale, comprehensive capital injection, we believe that infrastructure spending will be selectively targeted at developing regions in Central or Western China. Furthermore, through the “One Belt, One Road” initiatives, announced in late 2013, and the Asian Infrastructure Investment Bank launched in December 2015, investments are expected to be made during the next decade to construct new bridges and new railroads. In addition, the safety and technical requirements for building construction are higher, resulting in an increase in the demand of prestressed materials. We believe that these developments should create opportunities for us and we expect the market will continue to grow gradually in 2019 and beyond.

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

Strong in-house research and development capabilities

Our research and development team consists of members recognized as industry experts in China, and each member of our senior management team has extensive experience in prestressed materials industry. We have built a recognized brand name in the industry by introducing innovative solutions to the prestressed materials industry, and particularly coated prestressed materials, in China and internationally. Our engineering team works closely with our customers in order to understand their requirements. We have been able to introduce new equipment to enhance cost saving and time reduction in the construction of bridges, highways, railways and buildings, as well as numerous other projects.

Efficient proprietary production technology

We continually pursue technological improvements to our manufacturing processes via our strong in-house development teams. We own forty-two patents granted by the State Intellectual Property Office of the PRC, including seven invention patents and thirty-five utility model patents as of April 1, 2019. These patents and patent applications are intended to protect our technologies, including production processes of various wire ropes, pickling methods for steel wire materials, the quality control methods for certain steel wire products and devices designed for the production of steel wire. Our research and development efforts have generated technological improvements that have been instrumental in controlling our production costs and increasing our operational efficiency, most notably with respect to the development of our rare earth coated materials.

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

We generated approximately 3.3% and 4.1%, respectively, of our revenue during the years ended December 31, 2018 and 2017 from sales to customers in international markets including primarily Vietnam, South Korea, Japan, New Zealand, Australia, Bangladesh, Brunei, Costa Rica, South Africa, Egypt, and Amman, primarily for use in the construction of bridges. Due to the anti-dumping measures imposed by the United States and European Union in 2008 and 2009 and recent stiff trade measures imposed by the United States government in 2018, we do not intend to reestablish a presence in the United States or the European Union at the levels we experienced in 2008 in the near future. However, if opportunities arise in the U.S. or EU markets or in other international markets for us to win bids on projects or to reengage with former customers or establish relationships with new customers, we would pursue such opportunities. Although we have not generated any sales from the United States since the anti-dumping duties were imposed in 2010, these measures imposed in 2018 may also have a negative impact on our business and results of operations because Chinese-based steel product exporters may now focus their marketing efforts on the Chinese domestic market.

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

Coated Prestressed Products

Our coated prestressed products included zinc coated PC products and rare earth coated PC products. Rare earth coated prestressed products are plain surface materials that are coated with a rare earth or rare earth alloy protective layer so as to produce materials that are more corrosion-resistant and long-lasting. The purpose of coating is to generate a surface layer to protect the materials from erosion, abrasion and oxidization, without changing the elements of the basic materials or weakening the basic material’s strength or other functionality through any techniques that utilize physical chemistry or electrochemistry. The coating process can cause loss of strength in regular steel materials, but the loss of strength in rare earth coated prestressed products is reduced.

For steel wires and strands, coating can provide a protective layer to improve the product’s corrosion-resistant level and increase its life span. Traditional technology uses zinc as the coating material and such products are called zinc coated PC wires and PC strands. The introduction of rare earth in the coating process adds more benefits to the final products. When rare earth is added into the coating material and form a new alloy with zinc, it increases further the life span of the product. More importantly, it reduces the loss of strength compared to traditional zinc coating process.

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

Applications of zinc coated PC wires and PC strands are primarily in the construction of bridges.

Customers that purchase our prestressed materials also purchase other supporting products, such as anchorage devices and ripple tubes, to complement our materials. These supplementary products are produced by anchorage manufacturing factories that are unaffiliated with us.

Competition

China is one of the world’s largest producers and markets for prestressed steel materials. In 2017 and 2018, our sales were predominantly to customers located in the PRC, and as a result, our primary competitors were PRC domestic companies.

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

Competition among manufacturers of plain surface steel products in China can be characterized as fragmented, with many large and small companies competing with each other. Our primary competitors for these products are Guizhou Steel Wire Co., Ltd. and Silvery Dragon Co., Ltd.

Competition among PRC manufacturers of zinc coated prestressed products in China is limited to only several companies. Our main competitors for these products are Baosteel Group Nantong Wire Products Co., Ltd., Shuangyou Eaststeel and Jiangyin Walsin Steel Cable Co. Ltd. Furthermore, While we believe that our rare earth coating capabilities provide us with a competitive advantage among our competitors, however, it is likely that our competitors may develop similar competing products. We intend to continue to expand research and development efforts to advance our coating applications even further, including improving the products’ corrosion-resistant level and increasing the products’ strength and life span However, there can be no assurance that our initial competitive advantage will be retained and that one or more competitors will not develop products that are equal or superior to ours in quality or are better priced than our rare earth coated products.

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

Seasonality

Demand for our products is slightly affected by seasonality and is usually low during the first quarter of every year, as February is the Chinese New Year holiday and the winter weather in Northern China is cold, which results in a slowdown of construction.

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

The suppliers that supplied us with a significant percentage of our raw materials for the past three years were Jiangsu Shagang Group Co., Ltd., Shanghai Chemical Industry Supply and Marketing Co., Ltd., Jiangxi Yigeer Technology Co., Ltd., and Baosteel Group Nantong Wire Products Co., Ltd. and all are based in China.

Purchases from our five largest suppliers accounted for 99.8% and 99.7% of our raw material purchases in 2018 and 2017, respectively.

We are not dependent on any one of our suppliers, as we are able to source raw materials from alternative vendors should the need arise. We have not experienced significant production disruptions due to a supply shortage from our suppliers, nor have we had any major dispute with a material supplier.

Volatility of Price of Raw Materials

We have no long-term, fixed-price steel purchase contracts. When steel prices increase competitive conditions will influence how much of the price increase we can pass on to our customers. To the extent we are unable to pass on future price increases in our raw materials to our customers, the revenues and profitability of our business could be adversely affected. When steel prices decline, customer demands for lower prices and our competitors' responses to those demands could result in lower sale prices, lower margins and inventory valued at the lower of cost or market adjustments as we use existing steel inventory. Significant or rapid declines in steel prices or reductions in sales volumes could result in us incurring inventory or goodwill impairment charges. Therefore, changing steel prices could significantly impact our revenues, gross margins, operating income and net income. In 2018, the Chinese government continued to focus on addressing the overcapacity in the steel industry and strengthening supply-side structural reform to drive sustained growth. As of December 2018, China has lowered steel production by about 150 million tons, according to reports issued by the Chinese government. As a result, the average price of steel products, including our products and principal raw materials, increased in 2018. According to industry consultant Frost & Sullivan, the Chinese central government will focus on strictly controlling steel capacity increases in 2019. However, due to the slowdown of economic growth, local governments in Northern China, the most important steel production base, could increase allowable production levels of steel products, including our products and principal raw materials. As a result, we expect the average price of our principal raw materials will decrease in 2019. This could adversely impact our results of operations due to lower sale prices of our coated and plain surface products in the market.

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

We own cutting edge technologies in over 20 high-tech fields, including oil-immersion preservation technology, new coating production technology, skin pass coating technology, coating stabilization technology, zinc rare earth alloy plating technology, new high-temperature phosphorization heating technology, new material traction technology, rare earth alloy technology, new fixed scoring technology, new high-temperature low-speed thread stripping technology, and double coating stabilization, among others. We believe that we are the leading company in our industry with respect to the implementation of innovative technologies in the manufacture of prestressed steel materials.

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

Generally, the manufacturing process involves the following:

·	Cleaning steel wire rods or other similar raw materials by chemical pickling, mechanical de-scaling or a similar process. The materials are then cold drawn and reduced until the desired diameter and resistance characteristics are achieved. This process is what provides the material with its strength.
·	In the production of strands, the individual wires (either 3 or 7 wires) are braided together to form a strand.
·	The final step is to subject the steel material to a thermo-chemical process which endows the material with mechanical properties, such as low relaxation, which enable the material to last over time.

Processing Lines

We currently have 18 processing lines, consisting of the following:

·	Two surface treatment lines, one located in our Maanshan facility and one in our Jiujiang facility, each composed of an acid pickling bath, rinsing bath, high pressure water rinsing bath, phosphating bath, saponification (boronizing) bath and cleaning bath.
·	Seven wire drawing production lines, four located in our Maanshan facility and three in our Jiujiang facility, each composed of a pay-off machine, drawn can and take-up machine. Each of our half-finished products is processed on a wire drawing production line.

·	Three PC strand stabilization treatment lines, two located in our Maanshan facility and one in our Jiujiang facility, each composed of stranding machines, straightening wheels, jockey wheels, medium frequency furnace, cooling tank, take-up and pay-off machines, a wire arraying machine and a layer winding machine. The PC strand stabilization product lines in our Jiujiang facility produce plain surface PC strands and zinc coated PC strands of various specifications.
·	One zinc galvanization line, located in our Jiujiang facility, composed of a pay-off machine, degreasing furnace, acid rinsing pickling tank, assistant plating tank, drying furnace, galvanizing furnace, drawing tower and take-up machine. Half-finished products needed for different series of zinc coated PC wires and strands are produced on this line.
·	Two surface finishing lines, both located in our Jiujiang facility, each composed of a pay-off machine, a finishing machine and a take-up machine. These production lines are used to produce half-finished products of zinc coated PC wires and strands.
·	Two PC wire stabilization treatment lines, both located in our Jiujiang facility, each composed of a pay-off machine, jockey wheel, straightening machine, indent marking machine, medium frequency furnace, cooling tank, towing machine, shearing machine and take-up machine. Zinc coated PC wires, round PC wires, indented PC wires and helical rib PC wires are produced on these production lines.
·	One unbonded PC strand line, located in our Jiujiang facility, composed of a pay-off machine, oiling machine, high-density polyethylene plastic injection machine, water tank, towing machine and take-up machine. This line is used to produce different series of unbonded plain surface PC strands and unbonded zinc coated PC strands.

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

In 2017 and 2018, sales to our six largest customers, in the aggregate, accounted for approximately 68.3% and 74.8% of our total sales, respectively. The following table provides the name of each customer that contributed to more than 10% of our revenues in each of 2017 and 2018 and the percentage of our revenues generated from such customers during these periods.

Name of Customer	2018 Revenues	2017 Revenues
	(%)	(%)

Zhangjiagang Shajing Iron and Steel Trading Co., Ltd.	*	30.4

Jiangsu Jinrun Steel Cable Co., Ltd.	13.6	10.4

Zhangjiagang OVM Machinery Co., Ltd.	14.1	*

Shanghai Hanghe Metal Products Co., Ltd.	*	*

Zhejiang Kexin Engineering Material Co., Ltd.	14.6	10.9

Liuzhou OVM Machinery Co., Ltd.	10.2	*

* Less than 10% of our annual revenues.

 The following table describes the breakdown of our sales in 2018 and 2017 between our domestic and international customers.

	For the Year Ended December 31,
	2018	2017
Domestic Sales	$131,642,673	$126,930,386

International Sales	$4,462,194	$5,445,529

Total Sales	$136,104,867	$132,375,915

Research and Development

Our research and development efforts are focused on three objectives:

·	Superior product safety and quality;

·	Reduction of operating costs; and

·	Sustaining growth through the development of new products.

We have a research and development team at each of our facilities. In total, sixteen employees are dedicated to research and development. We spent $3.3 million and $4.3 million in 2018 and 2017, respectively, on our research and development activities to customize products for new or existing customers and develop new products. The nature of our research and development activities needed for our product development is generally not cash intensive. In addition, a portion of the work is conducted by organizations and universities with which we have a collaborative relationship.

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

Specifically, we have entered into cooperation agreements with Jiujiang Institute pursuant to which the institute assists us in our efforts to improve the comprehensive function and manufacturing technique of our high strength, anti-erosion zinc coated prestressed strands. These high strength products, which have high endurance against erosion, are sold domestically and internationally. Pursuant to a two-year research cooperation agreement with Jiujiang Institute in 2017, Ossen Jiujiang agreed to provide its research and development resources such as the research and development team and testing laboratories for facilitating students of Jiujiang Institute to develop new technology know-how on certain galvanised prestressed technology with a view to reducing unit costs, improving production efficiency, upgrading product quality. In addition, we are cooperating with other steel manufacturers in research efforts regarding zinc coated PC wires, which serve as raw materials for our zinc coated PC strands, indented PC wires and helical rib PC wires with high performance and are designed for our international customers.

In addition, our Jiujiang facility received the recognition of Jiujiang Municipal Enterprise Technology Center by Jiujiang Municipal Government in 2012 and our Maanshan facility received Maanshan Municipal Projects Technology Research Center by Maanshan Municipal Science and Technology Bureau in 2014.

We believe that our research and development activities and production technology for rare-earth zinc coated materials have enhanced our market position. By using rare earth-alloy-plating technology, we are able to lower the temperature for the stabilizing treatment during the production process and thereby minimize the loss of strength during the stabilizing process. As a result, this technology reduces the level of strength required of our raw materials under circumstances of unvaried finished product strength requirement and enables us to produce materials with greater strength under circumstances in which the strength of raw materials remains firm. We can produce zinc rare earth alloy coated pre-stressing materials of 1,860 mega pascal (“mPa”) strength level and 15.20 mm diameter, as a result of our rare earth alloy-plating technology. We will continue our research and development efforts to improve the strength and stability of such product.

We plan to continue our research and development efforts to strengthen our leading position in our industry. In 2014, we developed 12.7 mm 2060 mPa ultra high strength and low relaxation prestressed strands. Our research and development team also upgraded the heating method of acid pickling process, the circulating cooling water system of steel wire stabilization production line, and the winding system of coated steel wire We also own or lease various technologies that improve the quality of our products and reduce our operating costs, including coating polished technology, stabilizing treatment technology for dual tension gear zinc coated prestressing material, warning technology for missing plating of coating production line, stranded wire greasing technology, water cut-off technology by strander infrared temperature detection and other core technologies.

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

Patents

As of April 1, 2019, we have forty-two patents registered with the State Intellectual Property Office of the PRC, including seven invention patents and thirty-five utility model patents.

Between January 1, 2018 to April 1, 2019, five previously-pending utility model patents and three previously-pending invention patents were approved by the State Intellectual Property Office.

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

The following table provides the name, the application number or patent number, the name of the applicant or patent holder and the status of our registered invention patents and each of our invention patent applications, and the expiration date of our registered invention patent:

Name	Application No. /Patent No.	Applicant /Patent Holder	Status	Expiration Date

Stabilizing Process of Indented Wire	ZL200710157149.0	Ossen Jiujiang	Registered	11/22/2027
Method to Change the Length of Waste of Stranded Wire Joint	ZL200910144241.2	Ossen Materials	Registered	7/26/2029
Production Process of Zinc Coated Steel Wire	ZL201010105179.9	Ossen Jiujiang	Registered	2/2/2030
Re-processing Technology of Galvanized Steel Wire	ZL201310137387.0	Ossen Jiujiang	Registered	4/18/2033
Prestressed Galvanized Steel Wire Joint Stabilizing Processing Production Method	ZL201610567857.0	Ossen Jiujiang	Registered	7/18/2036
High-strength prestressed steel wire drawing and matching method	ZL201610567616.6	Ossen Jiujiang	Registered	7/18/2036
Prestressed steel strand aeration pickling tank and pickling method	ZL201510161287.0	Ossen Materials	Registered	4/6/2035

The following table provides the name, the application number or patent number, the name of the applicant or patent holder and the status of each of our registered utility model patents and utility model patent applications, and the expiration dates of our registered utility model patents:

Name	Application No. /Patent No.	Applicant /Patent Holder	Status	Expiration Date

Device Designed to Control Water Temperature When Phosphatizing the PC Strand	ZL200920233724.5	Ossen Materials	Registered	07/29/2019

Device for Testing Center Steel Wire Broken for Stranded Wire	ZL200920233725.x	Ossen Materials	Registered	07/29/2019

Device Designed to Test Temperature of Steel Wire When Drawing the Stranded Wire	ZL200920233726.4	Ossen Materials	Registered	07/29/2019

Steel Wire Joint Machine with Pressure Detecting Function	ZL200920233728.3	Ossen Materials	Registered	07/29/2019

Automatic Paper Rolling Device of Asphalt Paper	ZL200920233729.8	Ossen Materials	Registered	07/29/2019

Aerial Overhaul Platform for Forklift	ZL200920233730.0	Ossen Materials	Registered	07/29/2019

Skid Used When Packing PC Strand	ZL200920233731.5	Ossen Materials	Registered	07/29/2019

Inductive Water Saving Device	ZL201220218155.4	Ossen Materials	Registered	06/25/2021

Anti-Impact Gear	ZL201220217756.3	Ossen Materials	Registered	06/23/2021

Lock Device for PC Strand Production Wheel	ZL201220218156.9	Ossen Materials	Registered	06/25/2021

New Dies for Wire Drawing	ZL201320723167.7	Ossen Materials	Registered	12/24/2022

Energy-saving Device for Acid Mist Drainage	ZL201320722838.8	Ossen Materials	Registered	12/24/2022

Cold Assembly Mould	ZL201420023335.0	Ossen Materials	Registered	1/14/2024

Prestressed Strand Spreader	ZL201420023447.6	Ossen Materials	Registered	1/14/2024

Name	Application No. /Patent No.	Applicant /Patent Holder	Status	Expiration Date

Pickling Pool Electric Heating Control System	ZL201620087931.4	Ossen Materials	Registered	1/26/2026

Air Compressor Motor Protection System	ZL201620087953.0	Ossen Materials	Registered	1/26/2026

Prestressed Steel Wire Ultrasonic Vibration Pickling Pool	ZL201621197903.4	Ossen Materials	Registered	11/6/2026

Prestressed Strand Online Water Removal Device	ZL201720979882.X	Ossen Materials	Registered	8/6/2027

Prestressed Steel Strand Production Spiral Air Cylinder	ZL201621197904.9	Ossen Materials	Registered	11/6/2026

Closed Soot Filter System for Strand Production	ZL201721178282.X	Ossen Materials	Registered	9/13/2027

Strand Take-up Machine	ZL201721177583.0	Ossen Materials	Registered	9/13/2027

Steel Wire On-line Oil Coating Device	ZL201721178741.4	Ossen Materials	Registered	9/13/2027

Prestressed Steel Strand Packaging Structure	ZL201720976708.X	Ossen Materials	Registered	8/6/2027

Furnace for Zinc Coating Process	ZL201320200197.4	Ossen Jiujiang	Registered	4/18/2023

Actinomycetes Machine Discharge Line Protection Devices	ZL201320200077.4	Ossen Jiujiang	Registered	4/18/2023

Strand Actinomycetes Devices	ZL201320200171.X	Ossen Jiujiang	Registered	4/18/2023

Cooling Device with Distilled Water for Medium Frequency Furnace	ZL201320199776.1	Ossen Jiujiang	Registered	4/18/2023

U-shape Hot Galvanizing Furnace	ZL201420532006.9	Ossen Jiujiang	Registered	9/16/2024

Plastic Particle Drying Mixer	ZL201420798062.7	Ossen Jiujiang	Registered	12/16/2024

Multi-functional Line Traction Machine for Steel Wire Stabilization Processing Production Line	ZL201420798307.6	Ossen Jiujiang	Registered	12/16/2024

Dust Removing Device for Surface Treatment for Drawing Steel Wire	ZL201420798232.1	Ossen Jiujiang	Registered	12/16/2024

An Oil Weight Control Device for Unbonded Steel Strand	ZL201620720468.2	Ossen Jiujiang	Registered	7/10/2026

A Dedusting and Dedusting Device for A Prestressed Steel Strand Joint Machine	ZL201620720466.3	Ossen Jiujiang	Registered	7/10/2026

A Galvanized Steel Wire Fixture for Tensile Testing Machine	ZL201620720452.1	Ossen Jiujiang	Registered	7/10/2026

A Trapezoid Mold for Wire Rod Drawing of Carbon Steel	ZL201620720451.7	Ossen Jiujiang	Registered	7/10/2026

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

Environmental Matters

The Environmental Protection Law, promulgated by the National People’s Congress on December 26, 1989, is the primary law for environmental protection in China. The law establishes basic principles for coordinated advancement of economic growth, social progress and environmental protection, and defines the rights and duties of governments at all levels. Local environmental protection bureaus may set stricter local standards than the national standards and enterprises are required to comply with the stricter of the two sets of standards. Due to the nature of our business, we produce certain amounts of waste water, gas and solid waste materials during the course of our production. We believe that we are in compliance in all material respects with applicable PRC laws and regulations. All of our products meet the relevant environmental requirements under PRC laws and during the three years ended December 31, 2018 and 2017, we were not subject to any fines or legal action involving non-compliance with any relevant environmental regulation, nor are we aware of any threatened or pending action, including by any environmental regulatory authority.

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

Value added tax

Pursuant to the Provisional Regulation of China on Value Added Tax and their implementing rules, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay VAT at a rate of 16.0% or 17.0% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer. Since May 1, 2018, the VAT rate is 16% which applies to the manufacturing sector in China. Furthermore, when exporting goods, the exporter is entitled to a portion, or in some instances all, of the VAT refund that the exporter previously paid.

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

Employees

As of December 31, 2018 and 2017, we had 184 and 190 full-time employees. As of April 1, 2019, we had 184 full-time employees.

The following table shows the breakdown in numbers and percentages of employees by department as of December 31, 2018:

Functions	Number of employees	% of total

Manufacturing	102	55%
Research & Development	16	9%
Quality Control	6	3%
General Administration, Purchasing, Sales and Marketing	60	33%
Total	184	100%

We have not experienced any significant labor disputes and consider our relationship with our employees to be good. Our employees are not covered by any collective bargaining agreement.

We have established an employee welfare plan in accordance with the relevant PRC laws and regulations. Our total expenses for this plan were approximately $265,491 and $249,491 in 2018 and 2017, respectively.

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

4C. Organizational Structure

Our Majority Shareholders

Pursuant to securities purchase agreements dated August 7, 2018, on August 8, 2018 and August 14, 2018, Effectual Strength Enterprises Limited (“Effectual”), a British Virgin Islands company controlled by Liang Tang, purchased:

•	600,000 shares from Fascinating Acme Development Limited, an entity controlled by the spouse of Wei Hua, our Chief Executive Officer, at a price of $2.582 per ADS, each ADS representing three Ordinary Shares; and

•	600,000 shares from Gross Inspiration Development Limited, an entity controlled by the spouse of Xufeng Zhou, our senior manager, at a price of $2.582 per ADS.

On October 2, 2018, Acme Innovation Limited, a British Virgin Islands company (“Acme”) wholly owned by Pujiang International Group Limited, a Cayman Islands company (“Pujiang”) controlled by Dr. Liang Tang, purchased 13,050,000 of our ordinary shares from Effectual, in exchange for the issuance of 54,404 shares of Pujiang to Elegant Kindness Limited (“Elegant”), a British Virgin Islands company wholly owned by Dr. Liang Tang. Consequently, Acme now holds 13,050,000 of our ordinary shares.

On December 11, 2018, Pujiang, the parent entity of Acme, submitted an application to the Hong Kong Stock Exchange (the “HK Exchange”), seeking approval of a potential listing of Pujiang’s shares on the HK Exchange following a proposed initial public offering of Pujiang’s shares. Such application is subject to the review of the HK Exchange. The terms of such offering have not yet been set. Furthermore, the timing of the consummation of such potential offering and listing is unknown, and there is no guarantee that such listing and offering will be consummated at all. This filing shall not be deemed an offering of the securities of Pujiang or the Company.

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

Topchina is a British Virgin Islands limited liability company organized on November 3, 2004. Ossen Materials and Topchina directly own an operating subsidiary in China, Ossen (Jiujiang) Innovation Materials Co., Ltd., or Ossen Jiujiang. As of December 31, 2016, Ossen Materials owns 20.5% of the equity of Ossen Jiujiang and Topchina owns 79.5%.

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

Ossen Asia owns 81% of the equity of Ossen Materials. The remaining 19% is held in the aggregate by three third-party Chinese entities, two of which are controlled by Chinese governmental entities, one of which is controlled by Zhonglu Co. Ltd., a company whose shares are listed on the Shanghai Stock Exchange, and Ossen Group PRC, which is ultimately controlled by Chinese citizens.

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

On November 19, 2010, the Department of Commerce of Jiujiang City approved an increase in the registered capital of Ossen Jiujiang by approximately $29.2 million, which capital must be paid in full by November 2013. On November 5, 2012, the Department of Commerce of Jiujiang City approved a decrease in the registered capital of Ossen Jiujiang by approximately $9.2 million. As of December 31, 2014, Topchina paid approximately $20 million of the increased registered capital to Ossen Jiujiang. As a result, 79.5% of Ossen Jiujiang is currently held by Topchina and 20.5% by Ossen Materials. On April 9, 2014, Ossen (Jiujiang) Steel Wire & Cable Co., Ltd. changed its name to Ossen (Jiujiang) Innovation Materials Co., Ltd.

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

As of December 31, 2018, our production facility and office in Maanshan City had a total gross floor area of approximately 14,668 square meters and we employed 49 production personnel at that facility. Our Maanshan facility contained seven processing lines. As of December 31, 2018, our production facility and office in Jiujiang City had a total gross floor area of approximately 20,810 square meters and we employed 53 production personnel at that facility. Our Jiujiang facility contained eleven processing lines. The production volume of our Maanshan facility and Jiujiang facility was 193,174 tons in 2018. Historically, we did not experience any form of disruption in our production facilities. However, from July 2018 to December 2018, due to a local government's construction accident affecting a high-voltage transmission line near Ossen Jiujiang production facility, the power supply to some of our zinc coating processing lines was interrupted, resulting in the inoperability of several equipment. We were able to overcome this temporary interruption by purchasing semi-finished zinc coated products to produce finished zinc coated products. The total annual production of our two facilities decreased in 2018 compared to 2017 due to less demand of our rare earth coated products and the interrupted power supply in Jiujiang facility, partially offset by the increase in demand of our zinc coated products in 2018.

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

Important Factors Affecting our Results of Operations and Existing Trends

Migration of Our Business to the Domestic PRC Market

Our results of operations depend in part on the proportion of international sales to domestic sales that we attain during a particular financial reporting period. We have historically collected a significant percentage of revenues generated by international sales by letter of credit, which enables us to convert accounts receivable into cash more quickly. Between 2013 and 2015, the Chinese government followed a prudent monetary policy and was conservative in lending to certain industries, including steel industry and our domestic customers. In 2018, the Chinese government’s policy in lending is more conservative compared to 2016 and 2017. As a result, our domestic customers had to pay our accounts receivables slower than 2016 and 2017, and our average Days Sales Outstanding was approximately 150, 123 and 126 days in 2018, 2017 and 2016, respectively.

Our current business model is to continue focusing on the domestic PRC market, while selectively pursuing international opportunities when appropriate. Under existing PRC governmental policies, especially the “One Belt, One Road” initiatives, significant investments are expected to be made during the next decade to construct many new bridges and new railroads.

We generated approximately 3.3% and 4.1%, respectively, of our revenue during the years ended December 31, 2018 and 2017 from sales to customers in international markets including primarily Vietnam, South Korea, Japan, New Zealand, Australia, Bangladesh, Brunei, Costa Rica, South Africa, Egypt, Costa Rica and Amman , primarily for use in the construction of bridges. In 2018, we increased our efforts to develop new customers in Africa, South America and the Middle East, while at the same time maintaining relationships with existing foreign customers. Due to the anti-dumping measures imposed by the United States and European Union in 2008 and 2009 and recent stiff trade measures imposed by the United States government in 2018, we do not intend to reestablish a presence in the United States or the European Union at the levels we experienced in 2008 in the near future. However, if opportunities arise in the U.S. or EU markets or in other international markets for us to win bids on projects or to reengage with former customers or establish relationships with new customers, we would pursue such opportunities. Although we have not generated any sales from the United States since the anti-dumping duties were imposed in 2010, these measures imposed in 2018 may also have a negative impact on our business and results of operations because Chinese-based steel product exporters may now focus their marketing efforts on the Chinese domestic market.

Product Mix and Industry Trends

Our results of operations also depend in part on the product mix that we attain during a particular financial reporting period. We produce and sell products according to customer orders. As an overall percentage of sales, sales of our coated products increased from 94.0% in 2017 to 95.7% in 2018.

Overall gross margin of our products were 13.8%, 11.1% and 15.1% respectively in 2016, 2017 and 2018. The decrease of gross margin in 2017 compared to 2016 was primarily due to the increase of the price of raw materials and because the orders for plain surface products were mainly wholesale orders, which normally have lower gross profit margin than the retail orders we had in 2016. The increase of gross margin in 2018 was primarily due to the increase of the prices of our steel products.

As an overall percentage of sales, sales of our coated products increased from 94.0% in 2017 to 95.7% in 2018 and 79.4% and 90.4%, respectively, of our coated product sales in the years ended December 31, 2018 and December 31, 2017 were sales of rare earth coated products and the remaining 20.6% and 9.6%, respectively, were zinc coated products.

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

We, like many other steel product manufacturers, maintain substantial inventories of steel to accommodate the short lead times and just-in-time delivery requirements of our customers. Accordingly, we purchase steel in an effort to maintain our inventory at levels that we believe to be appropriate to satisfy the anticipated needs of our customers based upon historic buying practices, supply agreements with customers and market conditions. Our key suppliers usually dedicate portions of their inventories as reserves to meet our manufacturing requirements. These key suppliers are generally provided a prepayment and in return, they give us discounts compared to prevailing market prices.

We have no long-term, fixed-price steel purchase contracts. When steel prices increase, competitive conditions will influence how much of the price increase we can pass on to our customers. To the extent we are unable to pass on future price increases in our raw materials to our customers, the net sales and profitability of our business could be adversely affected.

When steel prices decline, customer demands for lower prices and our competitors' responses to those demands could result in lower sale prices and, consequently, lower margins. Significant or rapid declines in steel prices or reductions in sales volumes could result in us incurring inventory or goodwill impairment charges. Changing steel prices therefore could significantly impact our net sales, gross margins, operating income and net income. In 2014 and 2015, steel supply outpaced demand as China’s economic growth slowed and growth in steel demand in China remained weak. The price of all of our principal raw materials decreased in 2014 and 2015 due to the market condition of steel industry in China. However, since raw materials purchased for our rare earth and zinc coated products are produced by only a select few steel manufacturers, the average price of these raw materials was not as volatile as other steel products, and the decline is not as much as those that are mass produced such as raw materials for plain surface products in 2014 and 2015. In 2016, 2017 and 2018, Chinese Government continued its policy to cut excessive industrial capacity and reform the supply-side of its economy, while strictly controlling steel capacity increases. As a result, the average price of steel products, including our products and principal raw materials, increased in 2016, 2017 and 2018. We expect that the Chinese central government will focus on strictly controlling steel capacity increases in 2019. However, due to the slowdown of economic growth, local governments in Northern China, the most important steel production base, are expected to increase allowable production levels of steel products, including our principal raw materials. As a result, according to industry consultant Frost & Sullivan, the average price of our principal raw materials is expected to decrease in 2019.

We currently purchase almost all of our new materials from a very small number of suppliers. Purchases from our five largest suppliers amounted to 99.8%, 99.7% and 99.1% of our total raw material purchases in 2018, 2017 and 2016, respectively. To date, we have been able to obtain favorable pricing and delivery terms from these suppliers. However, if we were to increase the scale of our production, we may need to further diversify our supplier network and, as a result, may not be able to obtain favorable pricing and delivery terms from new suppliers.

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

Ossen Materials was subject to a 15% tax rate through 2012 as the result of its being designated a high-tech enterprise. In 2012, Ossen Materials renewed its status of high-tech enterprise, and would be subject to a 15% tax rate through 2015. In 2015, Ossen Materials renewed its status of high-tech enterprise again, and was subject to a 15% tax rate through 2018. In 2018, Ossen Materials renewed its status of high-tech enterprise again and will be subject to a 15% tax rate through 2020. Ossen Jiujiang was subject to a 15% tax rate through 2011 as the result of its being designated a high-tech enterprise. Since January 1, 2012, Ossen Jiujiang has enjoyed a tax rate of 15% as it is considered as a high-tech enterprise. In 2015, Ossen Jiujiang successfully renewed its status of high-tech enterprise, and was subject to a 15% tax rate through 2018. In 2018, Ossen Jiujiang renewed its status of high-tech enterprise again and will be subject to a 15% tax rate through 2021. In the event that our income tax obligations increase over time, our net income will be affected.

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

Income Taxes. Ossen Materials and Ossen Jiujiang have been recognized by their respective local government agencies as high-tech enterprises. As a result, both subsidiaries were subject to an income tax rate of 15% under relevant PRC income tax laws in 2016, 2017 and 2018.

Results of Operations

The following table sets forth the key components of our results of operations for the periods indicated, in dollars and as a percentage of revenue.

			For the Year Ended December 31,
	2018	% of Revenue	2017	% of Revenue	2016	% of Revenue
Revenues	136,104,867	100.0%	132,375,915	100.0%	117,029,154	100.0%
Cost of Goods Sold	115,585,803	84.9%	117,721,799	88.9%	100,932,528	86.2%
Gross profit	20,519,064	15.1%	14,654,116	11.1%	16,096,626	13.8%
Selling expenses	327,365	0.2%	598,832	0.5%	734,159	0.6%
General and administrative expenses	5,263,914	3.9%	6,002,121	4.5%	6,376,383	5.4%
Total operating expenses	5,591,279	4.1%	6,600,953	5.0%	7,110,542	6.1%
Income from operation	14,927,785	11.0%	8,053,163	6.1%	8,986,084	7.7%
Financial expenses, net	(1,621,486)	-1.2%	(1,610,337)	-1.2%	(2,827,138)	-2.4%
Other income, net	208,071	0.2%	147,108	0.1%	90,584	0.1%
Income before income taxes	13,514,370	9.9%	6,589,934	5.0%	6,249,530	5.3%
Income Taxes	(2,129,387)	-1.6%	(691,556)	-0.5%	(926,048)	-0.8%
Net Income	11,384,983	8.64%	5,898,378	4.5%	5,323,482	4.5%

Less: net income attributable to non-controlling interest	1,005,530	0.7%	553,067	0.4%	499,509	0.4%
Net income attributable to controlling interest	10,379,453	7.6%	5,345,311	4.0%	4,823,973	4.1%
Other comprehensive income- Foreign currency translation gain (loss)	(6,272,303)	-4.6%	6,606,207	5.0%	(6,975,100)	-6.0%
Total other comprehensive income (loss)	(6,272,303)	-4.6%	6,606,207	5.0%	(6,975,100)	-6.0%
Comprehensive Income	4,107,150	3.0%	11,951,518	9.0%	(2,151,127)	-1.8%

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenues. During the year ended December 31, 2018, we had revenues of approximately $136.1 million as compared to revenues of approximately $132.4 million during year ended December 31, 2017, an increase of approximately $3.7 million, or 2.8%. The increase in our revenues during the year ended December 31, 2018 was mainly attributable to a 124.0% increase in sales of zinc coated PC wires and PC strands, partially offset by an 8.1% decrease in rare earth coated products, a 20.3% decrease in plain surface products and a 43.4% decrease in other products.

The following table provides a breakdown of our revenues during the years ended December 31, 2018 and 2017, respectively:

	Year ended December 31,
	2018		2017
	Revenue ($)	% of Total Revenue	Revenue ($)	% of Total Revenue	Difference
Products:
Plain surface PC strands	4,812,541	3.5%	6,037,207	4.6%	-20.3%
Zinc coated PC wires and PC strands	26,834,870	19.7%	11,978,159	9.0%	124.0%
Rare earth coated PC wires and PC strands	103,368,148	76.0%	112,437,410	84.9%	-8.1%
Others	1,089,308	0.8%	1,923,138	1.5%	-43.4%
Total	136,104,867	100%	132,375,915	100%	2.8%

The market demand for our rare earth coated PC wires and PC strands decreased in 2018, which motivated us to focus on the production and sale of zinc coated products. As a result, the sales of rare earth coated PC wires and PC strands decreased by $9.1 million, or 8.1%, to $103.4 million for the year of 2018.

The sales of zinc coated PC wires and PC strands were $26.8 million during the year ended December 31, 2018, an increase of 124.0%, compared to the year ended December 31, 2017. The increase of sales generated by zinc coated products in 2018 was primarily due to our efforts to focus on the production and sale of zinc coated products and increased market demand for such products in 2018.

The sales of plain surface PC strands and PC wires were $4.8 million during the year ended December 31, 2018, a decrease of $1.2 million, or 20.3%, compared to the year ended December 31, 2017. This decrease of sales generated by plain surface PC strands and PC wires was primarily due to decreased market demand during the period.

Other sales were $1.1 million during the year ended December 31, 2018, a decrease of $0.8 million, or 43.4%, compared to the year ended December 31, 2017. This decrease was primarily due to fewer scrap materials sold in 2018 compared to 2017 and the decrease of service revenue.

Cost of Goods Sold. Cost of goods sold was approximately $115.6 million during the year ended December 31, 2018, as compared to approximately $117.7 million during the year ended December 31, 2017, representing a decrease of 1.8%, or approximately $2.1 million. This decrease occurred mainly because the total sales volume deceased in 2018 and the average price of raw materials did not increase as much as the average sale price of our products. As a percentage of revenues, cost of goods sold decreased from 88.9% to 84.9% during the year ended December 31, 2018.

Gross Profit and Gross Margin. Our gross profit is equal to the difference between our revenues and our cost of goods sold. Our gross profit increased 40.0% to approximately $20.5 million during the year ended December 31, 2018, from approximately $14.7 million for the same period in 2017. For the years ended December 31, 2018 and 2017, our gross margin was 15.1% and 11.1%, respectively. The increase of gross margin was primarily due to the increase of the prices of our steel products.

Selling Expenses. Selling expenses totaled $0.3 million for the year ended December 31, 2018, as compared to $0.6 million for the year ended December 31, 2017, a decrease of 45.3%. This decrease was primarily due to lower freight and sales commission for export sales and lower transportation cost for domestic sales as more projects were in closer proximity in 2018.

General and Administrative Expenses. General and administrative expenses totaled $5.3 million for the year ended December 31, 2018, as compared to $6.0 million for the year ended December 31, 2017, a decrease of 12.3%. The decrease in 2018 was primarily due to lower research and development cost for customized products in 2018.

Operating Income. As a result of the foregoing, operating income for the year ended December 31, 2018 was approximately $14.9 million, an increase of 85.4% as compared to approximately $8.1 million for the same period in 2017. As a percentage of net sales, operating income increased from 6.1% to 11.0% during the year ended December 31, 2018. This increase was primarily due to higher gross profit and lower operating expenses.

Income Taxes . We incurred income tax expenses of $2.1 million and $0.7 million in the fiscal years ended December 31, 2018 and 2017, respectively. Ossen Materials and Ossen Jiujiang were subject to a 15% tax rate as the result of being designated as high-tech enterprises through 2018.

Net Income . As a result of the foregoing, our net income totaled approximately $11.4 million for the year ended December 31, 2018, as compared to approximately $5.9 million for the year ended December 31, 2017, an increase of 93.0%.

Net Income Attributable to Non-controlling Interest. We own 81% of Ossen Materials and 96.1% of Ossen Jiujiang in the aggregate. Net income attributable to non-controlling interest represents the net income attributable to the holders of the remaining shares. Our net income attributable to non-controlling interest totaled approximately $1.0 million for the year ended December 31, 2018, as compared to approximately $0.6 million for the year ended December 31, 2017.

Foreign Currency Income (Loss). For the year ended December 31, 2018, foreign currency exchange loss was $6.3 million, compared to foreign currency exchange gain of $6.6 million, for the year ended December 31, 2017. The loss was due to the weakening of the exchange rate of the RMB versus the US dollar in 2018.

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

The following table provides a breakdown of our revenues during the years ended December 31, 2017 and 2016, respectively:

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

Income Taxes . We incurred income tax expenses of $0.7 million and $0.9 million in the fiscal years ended December 31, 2017 and 2016, respectively. Ossen Materials and Ossen Jiujiang were subject to a 15% tax rate as the result of being designated as high-tech enterprises through 2018.

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

Revenue Recognition

In accordance with the ASC Topic 606, “Revenue Recognition”, the Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable, and collectability is reasonable assured.

The Company derives revenues from the processing, distribution and sale of own products. The Company recognizes its revenues net of value-added taxes (“VAT”). The Company was subject to VAT which was levied on the rate of 17% on the invoiced value of sales before May 1, 2018. After May 1, 2018, the Company’s VAT rate is 16% which applies to the manufacturing sector in China. Output VAT is borne by customers in addition to the invoiced value of sales and input VAT is borne by the Company in addition to the invoiced value of purchases to the extent not refunded for export sales.

The Company will recognize revenue for domestic sales based on the terms defined in the contract as long as risk of loss has transferred to the customers and each of the criteria under ASC 606 have been met. Contracts terms may require the Company to deliver the finished goods to the customers’ location or the customer may pick up the finished goods at the Company’s factory. International sales are recognized when shipment clears customs and leaves the port.

Contracts with distributors do not offer any chargeback or price protection. The Company experienced no product returns and recorded no reserve for sales returns for the years ended December 31, 2018, 2017 and 2016.

Research and Development

Research and development costs are expensed as incurred and totaled approximately $3,345,097, $4,269,512 and $3,869,277 for the years ended December 31, 2018, 2017 and 2016, respectively. Research and development costs are included in general and administrative expenses in the accompanying statements of operations. Research and development costs are incurred on a project specific basis.

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

The Company has not provided for income taxes on accumulated earnings amounting $68,673,561 that are subject to the PRC dividend withholding tax as of December 31, 2018, since these earnings are intended to be permanently reinvested.

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

Accounts Receivable

Accounts receivable are carried at net realizable value. The Company reviews its accounts receivables on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s historical payment history, its current credit-worthiness and current economic trends. Accounts are written off after exhaustive efforts at collection. If accounts receivable are to be provided for, or written off, they would be recognized in the consolidated statement of operations within operating expenses. Balance of allowance of doubtful accounts was $939,535 and $868,973 at December 31, 2018 and 2017, respectively. The increase was mainly due to the increase of accounts receivable as of December 31, 2018.

Inventories

Inventories are stated at the lower of cost or net realizable value, which is based on estimated selling prices less any further costs expected to be incurred for completion and disposal. Cost of raw materials is calculated using the weighted average method and is based on purchase cost. Work-in-progress and finished goods costs are determined using the weighted average method and comprise direct materials, direct labor and an appropriate proportion of overhead. The Company considers a provision for excess, obsolete, or slow-moving inventory based on changes in customer demand, technology developments or other economic factors. At December 31, 2018 and 2017, the Company has $121,370 and $127,766 reserve for inventories, respectively.

Advance to Suppliers

Advance to Suppliers represents interest-free cash paid in advance to suppliers for purchases of raw materials. The balance of advance to suppliers was $69,986,656 and $71,280,903 at December 31, 2018 and 2017, respectively. Among the balance of $69,986,656, the aging of $36,913,322 was within 60 days, $25,541,361 was between 60-180 days and $7,531,973 was over 180 days. High carbon steel wire rods are the primary raw material required to manufacture prestressed steel materials. Most suppliers of high carbon steel wire rods require advance payment. Advance to suppliers at December 31, 2018 decreased from 2017 due to the strengthening of the U.S. dollar at the end of 2018 as compared to the end of 2017. Advance to suppliers in RMB at December 31, 2018 increased slightly from 2017 in order to secure favorable treatment in terms of supply of raw materials. No allowance was provided for the prepayments balance at December 31, 2018.

In 2018, the PRC steel industry completed the process of reducing overcapacity which resulted in the increase of the average steel price. However, we were able to receive raw materials delivered by our suppliers in 2018 at a discounted price, locked in by prepayments. We expect to continue using the advance payment to suppliers to lock a discounted price of raw materials and the balance of advance to suppliers may fluctuate depending on the market development.

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

No impairment loss is subsequently reversed even if facts and circumstances indicate recovery. There was no impairment loss recognized for the years ended December 31, 2018, 2017 and 2016.

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

Recently adopted Accounting Pronouncements

In May 2014, the FASB issued a new standard on revenue recognition related to contracts with customers. This standard supersedes nearly all existing revenue recognition guidance and involves a five-step principles-based approach to recognizing revenue. The new model requires revenue recognition to depict the transfer of promised goods or services to customers in an amount that reflects the consideration a company expects to receive. The new standard also require additional qualitative and quantitative about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments made in applying the revenue guidance, and assets recognized from the costs to obtain or fulfill a contract. The Company adopted this standard in the first quarter of 2018 using the modified retrospective approach. The impact of adoption on its Consolidated Financial Statements for any period presented is not material.

In November 2015, the FASB issued ASU 2015-17, “Balance Sheet Classification of Deferred Taxes.” This ASU amends existing guidance to require that deferred income tax assets and liabilities be classified as non-current in a classified balance sheet, and eliminates the prior guidance which required an entity to separate deferred tax assets and liabilities into a current amount and a non-current amount in a classified balance sheet. The Company adopted this standard prospectively in the first quarter of 2018. The impact of adoption on its Consolidated Financial Statements for any period presented is not material.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers Other than Inventory, which requires companies to recognize the income-tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs, rather than when the asset has been sold to an outside party. The Company adopted this standard prospectively in the first quarter of 2018. The impact of adoption on its Consolidated Financial Statements for any period presented is not material.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230) - Restricted Cash,” (“ASU 2016-18”). This ASU requires a statement of cash flows to explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company adopted this standard in the first quarter of 2018. The impact of adoption on its Consolidated Financial Statements for any period presented is not material.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which revises the definition of a business and provides new guidance in evaluating when a set of transferred assets and activities is a business. The Company adopted this standard prospectively in the first quarter of 2018. The impact of adoption on its Consolidated Financial Statements for any period presented is not material.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02 - Leases (Topic 842).  Under the new guidance, a lessee is required to recognize lease liabilities and corresponding right-of-use assets, initially measured at the present value of lease payments, on the balance sheet for operating leases with terms greater than one year.  Lessor accounting remains largely unchanged from existing lease accounting.  For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and lease liabilities.  If the lessee makes the election, the lessee would recognize lease expense on a straight-line basis over the lease term.  This ASU is effective in annual reporting periods beginning after December 15, 2018 and the interim periods within that fiscal year.  The Company is still evaluating the potential impacts that the implementation of ASU 2016-02 may have on its financial position, operational results, or cash flows

In June 2016, the FASB issued ASU 2016-13,” Measurement of Credit Losses on Financial Instruments”, to require financial assets carried at amortized cost to be presented at the net amount expected to be collected based on historical experience, current conditions and forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. The ASUs are effective for interim and annual periods beginning after December 15, 2019, with early adoption permitted. Adoption of the ASUs is modified retrospective. We are currently obtaining an understanding of the ASUs and plan to adopt them on January 1, 2020.

In January 2017, the FASB issued ASU No. 2017-04 (Topic 350) Intangibles—Goodwill and Other: Simplifying the Test for Goodwill Impairment, which removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Under the amended guidance, a goodwill impairment charge will now be recognized for the amount by which the carrying value of a reporting unit exceeds its fair value, not to exceed the carrying amount of goodwill. This ASU will be applied on a prospective basis and is effective for interim and annual periods beginning after December 15, 2019, with early adoption permitted for any impairment tests performed after January 1, 2017. The Company does not expect the adoption to have a material impact on the Consolidated Financial Statements.

In February 2018, the FASB released ASU 2018-2, “Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income.” This standard update addresses a specific consequence of the Tax Cuts and Jobs Act (“U.S. tax reform”) and allows a reclassification from accumulated other comprehensive income to retained earnings for the stranded tax effects resulting from U.S. tax reform. Consequently, the update eliminates the stranded tax effects that were created as a result of the historical U.S. federal corporate income tax rate to the newly enacted U.S. federal corporate income tax rate. The Company is required to adopt this standard in the first quarter of fiscal year 2020, with early adoption permitted. The amendments in this update should be applied either in the period of adoption or retrospectively to each period in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The Company has finished the evaluation and determined there is no impact of on its Consolidated Financial Statements.

In June 2018, the FASB issued ASU No. 2018-07 – Compensation – Stock Compensation (Topic 718).  The ASU was issued as part of its Simplification Initiative to reduce costs and complexities of financial reporting.  ASU No. 2018-07 simplifies the accounting for share-based payments granted to nonemployees for goods and services.  Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees.  Currently, share-based payments transactions to nonemployees are measured at fair value and remeasured at each reporting date through the date of final vesting.  This ASU changes the guidance related to the determination of the measurement date.  Under the new guidance, equity-classified awards would be measured at the grant date.  This ASU is effective for fiscal years beginning after December 15, 2018 including interim periods within those fiscal years.  Early adoption is permitted if financial statements have not yet been issued. The Company is currently evaluating the impact of adoption on the Consolidated Financial Statements.

In August 2018, the FASB issued ASU 2018-13 Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates, adds, and modifies certain disclosure requirements for fair value measurements under ASC 820. This ASU is to be applied on a prospective basis for certain modified or new disclosure requirements, and all other amendments in the standard are to be applied on a retrospective basis. The new standard is effective for interim and annual periods beginning after December 15, 2019, with early adoption permitted. The Company is currently evaluating the impact of adoption on the Consolidated Financial Statements.

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

Our cash and cash equivalents, and restricted cash which are denominated in RMB, were approximately $3.4 million and $4.1 million at December 31, 2018, as compared to $1.0 million and $7.2 million at December 31, 2017. The increase in cash and cash equivalents and the decrease in restricted cash were mainly because the decrease in bank acceptance notes. For the years ended December 31, 2017 and 2018, we used a significant portion of our cash reserve to purchase raw materials to satisfy our production needs and to maintain satisfactory levels of inventory. In 2016, 2017 and 2018, Chinese central bank, the People’s Bank of China, maintained a prudent and neutral monetary policy and local banks have generally maintained tight lending policies, in addition to the Chinese government’s policy to reduce the country’s steel capacity which resulted in further tightened lending to steel companies, thereby limiting our ability to borrow funds for working capital purpose. In 2016, we were able to generate net profits and positive cash flow from operating activities. In 2017, we had net profits, but net cash used in operating activities was $3.0 million. In 2018, we had net profits and positive cash flow from operating activities. We believe that our cash reserves, together with expected cash flow from operations and short-term loans, are sufficient to allow us to continue to operate for the next 12 months. For details of our bank loans and notes payables please see “Bank Loans and Bank Acceptance Notes” below.

We had $5.0 million of accounts receivable aged over 180 days as of December 31, 2017. We had $5.8 million of accounts receivable aged over 180 days as of December 31, 2018. As of April 1, 2019, we have collected approximately $29.4 million of the $60.6 million of accounts receivable outstanding as of December 31, 2018. The remaining approximately $31.2 million of uncollected accounts receivable are mainly from construction companies that have long-term business relationship with us. Based on our historical experience, most of these projects are government sponsored programs and we are confident that we will be able to collect the balance when the projects are completed.

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

Accounts Receivable

In 2016, 2017 and 2018, the accounts receivable collection period of our domestic customers was approximately 126, 123 and 150 days after receiving the materials at their construction site, respectively. As of December 31, 2018, our accounts receivable increased to $60.6 million from $51.7 million at December 31, 2017 as a result of slower collection of accounts receivable in 2018.

The average Days Sales Outstanding (“DSO”) of 2016, 2017 and 2018 were 126, 123 days and 150 days, respectively. The DSO as of December 31, 2016, 2017 and 2018 were 116, 142 and 162 days, respectively. The increase in DSO as of December 31, 2018 was primarily due to the slower payments from our customers during 2018.

The following table describes the aging of our accounts receivable during 2016, 2017 and 2018:

As of Date	Account Receivables Balance (in US Dollars)	<60 days	60-90 days	90-180 days	>180 days
December 31, 2018	60,586,869	40,328,956	7,571,838	6,900,964	5,785,111
December 31, 2017	51,699,930	37,801,468	0	8,854,564	5,043,898
December 31, 2016	37,298,465	24,914,390	8,698,708	951,302	2,734,065

As of April 1, 2019, we have collected approximately $29.4 million or 48.5% of the $60.6 million of accounts receivable outstanding as of December 31, 2018 in cash. See Note 2 to our audited financial statements for a schedule of our valuation account.

Major Customers

During the years ended December 31, 2018, 2017 and 2016, our six largest customers contributed 68.3%, 74.8% and 81.4% of our total sales, respectively. See “Business—Our Customers” above. As a result of our reliance on a limited number of customers, we may face pricing and other competitive pressures, which may have a material adverse effect on our profits and our revenues. The volume of products sold for specific customers varies from year to year, especially since we are not the exclusive supplier for any customers. In addition, there are a number of factors, other than our performance, that could cause an unpredictable loss of a customer or substantial reduction in the business. For example, our customers may decide to reduce spending on our products due to insufficient funding or delay of the project, or a customer may no longer need our products following the completion of a project. The loss of any one of our major customers, a decrease in the volume of sales to these customers or a decrease in the price at which we sell our products to them could materially adversely affect our profits and our revenues.

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

Bank Loans and Bank Acceptance Notes

At December 31, 2018, we had approximately $13.6 million of short-term bank loans and $8.7 million of bank acceptance notes outstanding, as compared to approximately $13.9 million of short-term bank loans and $10.3 million of bank acceptance notes outstanding at December 31, 2017 and $16.9 million and $9.6 million at December 31, 2016, respectively. In 2018, Chinese government and Chinese banks were still conservative in lending to certain industries including steel industry and our domestic customers.

Our notes payable of $9.6 million at December 31, 2016, $10.3 million at December 31, 2017 and $8.7 million at December 31, 2018 represented the amount of bank acceptance notes our suppliers received from us for our purchases of raw materials. These notes were issued by financial institutions, typically by banks, that entitle our suppliers to receive the full face amount from the bank or financial institution at maturity. Our notes payable are interest-free and range from six months to one year from the date of issuance. These notes are subject to bank charges of 0.05% of the principal amount as commission on each issuance and in total were secured by $6.7 million, $7.2 million and $4.1 of restricted cash as of December 31, 2016, 2017 and 2018, respectively. Bank acceptance notes are commonly used in domestic China due to their enhanced credibility and the liquidity it provides to the bearer. The bearer always has the option to cash the bank acceptance notes before maturity at its issuing bank and receive a discounted amount in cash. We expect that bank acceptance notes will continue to account for a material portion of our total receivables and payables in the near future.

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

The weighted average annual interest rate of our short-term bank loans was 5.71%, 6.41% and 6.11% as of December 31, 2018, 2017 and 2016, respectively. Interest expense was $0.9 million, $0.9 million and $1.1 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Due to the Chinese government’s policy to reduce the country’s steel capacity, Chinese banks further tightened lending to steel companies. We were also affected by this policy and we had to repay a portion of our short term bank loans in 2017 without being able to roll-over such loans into new short-term loans. However, we did not experience difficulties in the rollover of the remaining short-term bank loans that we use to fund our daily operations in 2017. In 2018, we were able to rollover substantially all short-term bank loans and we anticipate rollovers of substantially all current facilities that are set to mature in 2019. We also anticipate a slight reduction in the availability of short-term bank loans in 2019 but we do not anticipate any difficulties to fund our operations. In the past, our affiliates, namely Ossen Material Research (formerly Shanghai ZFX), Shanghai Ossen, and Ossen Shanghai, have provided guarantees for certain of our short-term bank loans for no consideration. There can be no assurance that they will be willing or able to continue to provide similar guarantees on this basis with respect to future borrowings. We usually maintain lines of credit with several local banks, which will be utilized to fund our short term operation and fulfill liabilities.

Working Capital

Our working capital was approximately $113.1 million at December 31, 2018, as compared to $114.7 million at December 31, 2017 and $101.6 million at December 31, 2016.

The working capital decrease of $1.6 million in 2018 as compared with 2017 was due primarily to the increase of the current portion of long-term bank loans and customer deposits, partially offset by the increase in accounts receivable and inventories. The working capital increase of $13.1 million in 2017 as compared with 2016 was due primarily to the increase of accounts receivable and advance to suppliers, partially offset by the decrease in note receivable and inventories.

Inventories

We, like many other steel product manufacturers, maintain substantial inventories of steel to accommodate the short lead times and just-in-time delivery requirements of our customers. Accordingly, we purchase steel in an effort to maintain our inventory at levels that we believe to be appropriate to satisfy the anticipated needs of our customers based upon historic buying practices, supply agreements with customers and market conditions.

Cash Flows

In 2017, our cash flow from operations was negative primarily due to the increase in advance to suppliers and accounts receivable. In 2018, our cash flow from operations was positive primarily due to the increases in net income and customer deposits, and a decrease in advance to suppliers, partially offset by the increases in accounts receivable and inventories.

Years Ended December 31, 2018 and 2017

The following table sets forth a summary of our net cash flow information for the periods indicated:

	Year Ended December 31,
	2018	2017

Net cash provided by (used in) operating activities	$7,619,314	$(3,019,725)

Net cash used in investing activities	(72,305)	(37,848)

Net cash used in financing activities	(700,151)	(3,808,613)

Operating Activities

Net cash provided in operating activities was approximately $7.6 million in 2018, as compared to $3.0 million of net cash used in operating activities in 2017. This was the result of a $5.5 million increase in net income due to higher revenue, a $1.3 million decrease in advance to suppliers due to the stronger U.S. dollar, a $4.8 million increase in customer deposits and a $1.3 million increase in due to shareholder, partially offset by a $8.9 million increase in accounts receivable due to slower payment from our customers and a $3.7 million increase in inventories due to lower consumption of raw materials at the end of 2018.

Investing Activities

Net cash used in investing activities was $72,305 in 2018, as compared to $37,848 of net cash used in investing activities in 2017 as the result of more spending in maintenance and repair of production lines in 2018.

Financing Activities

Net cash used in financing activities in 2018 was approximately $0.7 million, as compared to approximately $3.8 million of net cash used in financing activities in 2017. The decrease in cash used in financing activities was the result of an increase in proceeds from short-term bank loans, a decrease in repayment of notes payable, partially offset by a decrease in proceeds from notes payable.

 5C. Research and Development, Patents and Licenses, etc.

See the discussion under the headings “Research and Development”, “Intellectual Property” and “Patents” in Item 4 above.

5D. Trend Information

See discussion in Parts A and B of this item.

5.E. Off-Balance Sheet Arrangements

As of December 31, 2018 we guaranteed $74.1 million short-term debt and $2.9 million of notes payable for Shanghai Pujiang. We do not have any other off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our investors.

5.F. Tabular Disclosure of Contractual Obligations

Our contractual obligations consist of short-term and long-term debt obligations. The following table sets forth a breakdown of our contractual obligations as of December 31, 2018:

	Payments due by period
		Less than			More than
CONTRACTUAL OBLIGATIONS	Total	1 year	1-3 years	3-5 years	5 years

Short-term debt obligations (1)	22,315,912	22,315,912	-	-	-
Interest Commitments – Short-term bank loans	448,746	448,746	-	-	-
Long-term debt obligations (2)	7,269,027	7,269,027	-	-	-
Interest Commitments – Long-term bank loans	404,196	404,196	-	-	-
Total	30,437,881	30,437,881	-	-	-

(1)	Attributable to short-term bank loans and bank acceptance notes.
(2)	Attributable to long-term bank loans. Less than 1 year is the current portion of long-term bank loans.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors, Executive Officers and Key Employees

The following table sets forth the name, age, positions and a brief description of the business experience of each of our directors, executive officers and key employees as of the date hereof.

Name	Position(s)	Age

Liang Tang	Chairman of the Board	51

Wei Hua	Chief Executive Officer, Chief Financial Officer and Director	57

Junhong Li	Director	53

Xiaobing Liu	Director	60

Yingli Pan	Director	63

Zhongcai Wu	Director	70

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

Executive Officers and Directors

Dr. Liang Tang was appointed as our Chairman following our business combination. Dr. Tang has been the Chairman and President of Ossen Materials, our subsidiary, since 2008. Dr. Tang has also been President of Shanghai Ossen Investment Holding (Group) Co., Ltd. since 2001. He has more than 20 years of experience in the steel industry. Prior to joining our Company in 2004, Dr. Tang first worked as an officer of the enterprise management office at Baosteel Group Shanghai Ergang Co., Ltd. from July 1988 to March 1993 and then promoted and worked as the deputy director of the enterprise management office from March 1993 to November 1994. He then served as the deputy head of the enterprise administrative division of the Shanghai Municipal Metallurgical Industry Bureau from November 1994 to May 1998. From May 1998 to May 2001, Dr. Tang served as an officer of the China Association of Social Workers, previously known as China Union of Social Workers. Thereafter, Dr. Tang served as the general manager of Innovation Material Research Institute from May 2001 to April 2004. Dr. Tang graduated from Shanghai University in the PRC, previously Shanghai University of Technology, with a Bachelor’s degree in Metallurgy and Materials Engineering (Metal Pressure Processing Discipline) in July 1988. He then obtained a Master of Business Administration degree jointly organized by Peking University in the PRC and Fordham University in the USA in May 2002, and obtained a Doctoral degree in World Economics from East China Normal University in the PRC in July 2007.

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

6.B. Compensation

For the year ended December 31, 2018, the aggregate cash compensation that we paid to our executive officers and directors was approximately $86,300. For the year ended December 31, 2017, the aggregate cash compensation that we paid to our executive officers and directors was approximately $86,300. There are no service contracts between us and any of our directors, except for those directors who are also our executive officers. Pursuant to PRC law, 25% of our executive officers’ salaries have been set aside for pension and retirement.

Employment Agreements

We have entered into an employment agreement with Dr. Liang Tang. Dr. Tang is employed as Chairman of the Board of our Company. The term of his agreement is set to expire on December 31, 2021.   We may terminate the employment agreement for cause as specified in the agreement. Dr. Tang may terminate the employment agreement with thirty days written notice. The employment agreement may be renewed upon the mutual agreement of the parties.

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

6.E. Share Ownership

As of April 1, 2019, 19,791,110 of our ordinary shares were outstanding. Holders of our ordinary shares are entitled to vote together as a single class on all matters submitted to shareholders for approval. No holder of ordinary shares has different voting rights from any other holders of ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. Approximately 6,741,110 of our ordinary shares represented by American Depositary Receipts are held by an aggregate of 1 record holder in the United States.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The percentages of shares beneficially owned in the table below are based on 19,791,110 ordinary shares outstanding as of April 1, 2019.

The following table sets forth information with respect to the beneficial ownership of our common shares as of April 1, 2019 by:

·	each of our directors and executive officers; and
·	each person known to us to beneficially own more than 5% of our outstanding ordinary shares.

Unless otherwise noted below, the address for each listed shareholder, director or executive officer is 518 Shangcheng Road, Floor 17, Shanghai, 200120, People’s Republic of China.

Name	Number of Shares	Percentage

Directors, Executive Officers and 5% Shareholders (1) :

Liang Tang (2)	13,050,000	65.9%

Wei Hua	-	-

Junhong Li	-	-

Xiaobing Liu	-	-

Yingli Pan	-	-

Zhongcai Wu	-	-

(1)	Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Percentage of beneficial ownership of each listed person is based on ordinary shares outstanding as of the date of this filing, including ordinary shares convertible from all outstanding preferred shares, and the ordinary shares underlying any options and warrants exercisable by such person within 60 days of the date of this filing. Percentage of beneficial ownership of each listed person is based on ordinary shares outstanding as of April 1, 2019 and the ordinary shares underlying any options and warrants exercisable by such person within 60 days of the date of this filing.

(2)	Acme holds such shares. Pujiang is the parent entity of Acme and is controlled by Dr. Tang. See Item 4C above.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

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

Purchases from a Related Party

Historically, we purchased a significant percentage of our raw materials from an affiliated entity, Ossen Material Research (formerly Shanghai ZFX), an agent that supplies steel wire rods to prestressed concrete manufacturers in China such as our company. Ossen Material Research is controlled by our chairman, Dr. Tang. We have not procured any steel wire rods from Ossen Materials Research since 2014.

 Sales to a Related Party

In 2018, we sold $2.8 million of our products to Shanghai Pujiang Cable Co., Ltd., a subsidiary Shanghai Ossen acquired in September 2010. We sold $2.9 million of our products to Zhejiang Pujiang Cable Co., Ltd., a subsidiary of Shanghai Pujiang in 2018. In 2018 and 2017, we generated approximately 4.2% and 0% of our revenue from sales to Shanghai Pujiang and Zhejiang Pujiang.

Guarantees

During the years ended December 31, 2018, 2017 and 2016, Ossen Material Research (formerly Shanghai ZFX), an affiliate of ours, and Ossen Shanghai, an affiliate of ours, and Shanghai Pujiang, an affiliate of ours, provided guarantees for certain of our short-term and long-term bank loans. The term of each of the short-term loans is within one year. The term of the long-term loans is within three years. The purpose of these loans is to fund our working capital needs. Local banks have required guaranties pursuant to their standard regulations.

Ossen Material Research guaranteed loans in the amount of $0, $3.7 million and $1.3 million in 2018, 2017 and 2016, respectively. Ossen Shanghai guaranteed loans in the amount of $0.6 million in 2018, $0 in 2017 and $0 in 2016. Shanghai Pujiang guaranteed loans in the amount of $9.4 million in 2018, $3.7 million in 2017 and $0 in 2016. These guarantees in 2018, 2017 and 2016 were provided for no consideration. In addition, in 2018, 2017 and 2016, we guaranteed loans in the amount of $74.1 million, $5.4 million and $59.8 million and notes payable in the amount of $2.9 million, $0 and $7.2 million for Shanghai Pujiang, we guaranteed loans in the amount of $0, $18.8 million and $70.6 million for Ossen Material Research, we guaranteed loans in the amount of $0, $0 and $28.5 million and notes payable in the amount of $0, $0 and $2.2 million for Ossen Shanghai, and we guaranteed loans in the amount of $0, $25.4 million and $0 for Zhejiang Pujiang.

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

9.A. Offer and Listing Details

 Our ADS’s are listed for trading on the NASDAQ Capital Market under the symbol “OSN.” The shares began trading on December 21, 2010 on the NASDAQ Global Market. The listing of our ADS’s was transferred to the NASDAQ Capital Market on July 30, 2013. The closing price for the ADSs was $1.75 on April 1, 2019.

On December 11, 2018, Pujiang, the parent entity of Acme, our controlling shareholder, submitted an application to the HK Exchange, seeking approval of a potential listing of Pujiang’s shares on the HK Exchange following a proposed initial public offering of Pujiang’s shares. Such application is subject to the review of the HK Exchange. The terms of such offering have not yet been set. Furthermore, the timing of the consummation of such potential offering and listing is unknown, and there is no guarantee that such listing and offering will be consummated at all. This filing shall not be deemed an offering of the securities of Pujiang or the Company.

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

For purposes of this discussion, the term “U.S. Holder” means (except as described in the preceding paragraph) a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual U.S. citizen or resident, (ii) a corporation (or other entity taxable as a corporation) created or organized under the laws of the United States or any political subdivision thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if either (x) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (y) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. A beneficial owner of our ADSs or ordinary shares (other than a partnership or an entity treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is referred to below as a “Non-U.S. Holder.”

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

10.F. Dividends and Paying Agents

Not Applicable.

10.G. Statement by Experts

Not Applicable.

10.H. Documents on Display

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the SEC. The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov. You may also visit us on the World Wide Web at http://www.osseninnovation.com. However, information contained on our website does not constitute a part of this annual report.

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

As of December 31, 2018 and 2017, substantially all of our cash included bank deposits in accounts maintained within the PRC where there is currently no rule or regulation in place for obligatory insurance to cover bank deposits in the event of bank failure. However, we have not experienced any losses in such accounts and we believe we are not exposed to any significant risks on our cash in bank accounts.

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

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended.  Our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this annual report. This conclusion was based on the material weakness in our internal control over financial reporting further described below.

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

Our management has conducted an assessment, including testing of the design and the effectiveness of our internal control over financial reporting as of December 31, 2018. In making its assessment, management used the criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected and corrected on a timely basis.

The Company identified deficiencies related to corporate governance, management’s application of disclosure requirements for SEC reporting and documentation of our financial statement reporting process. Such deficiencies are common for companies of our size.

The Company identified deficiencies related to management’s application of disclosure requirements for SEC reporting and documentation of our financial statement reporting process. Although our accounting staff employees are professional and experienced in accounting requirements and procedures generally accepted in the PRC, management has determined that they require additional training and assistance in U.S. GAAP methods and SEC reporting. Our management’s assessment of the control deficiency over accounting and finance personnel as of December 31, 2018 considered the below factors, including:

●       the number of adjustments proposed by our independent auditors during our quarterly review and annual audit processes;

●       how adequately we complied with U.S. GAAP on transactions; and

●       how accurately we prepared supporting information to provide to our independent auditors on a quarterly and annual basis.

Based on this assessment, management concluded that our internal controls over financial reporting were not effective as of December 31, 2018 due to the material weakness related to management’s application of disclosure requirements for SEC reporting and documentation of our financial statement reporting process.

(c)	Attestation Report of Independent Registered Public Accounting Firm

We are a non-accelerated filer under the rules of the Securities and Exchange Commission. Accordingly, we are not required to include in this annual report an attestation report of our independent registered public accounting firm.

(d)	Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting during our fiscal year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(e)	Remediation Initiatives

For 2019, we have prepared a preliminary remediation plan to address the underlying causes of the material weakness described above. The preliminary remediation plan includes:

•	Reassessing the design and operation of internal controls over financial reporting, including interim and annual accruals cutoff procedures and review procedures related to information received from our outside consulting technical experts;
•	Hiring and training of permanent accounting personnel to further educate the staff on U.S. GAAP methods and SEC reporting matters;
•	Increasing staffing levels and expertise to implement this remediation plan.

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

Material Weakness Previously Identified for the year ended December 31, 2017

As previously reported in our annual report on Form 20-F for the year ended December 31, 2017, management concluded that, as of such date, our disclosure controls and procedures were not effective due to the existence of deficiencies in the design and operating effectiveness of an internal control related to management’s application of disclosure requirements for SEC reporting and documentation of our financial statement reporting process. In connection with the audit of our financial statements as of and for the year ended December 31, 2017, we did not adequately and timely review the reporting and documentation. Management has concluded that there was a deficiency in the design of reporting and documentation controls and the management review controls were not designed with appropriate levels of precision and were not undertaken in a timely manner, which resulted in an extension to file our Annual Report on Form 20-F.

Remediation of Material Weakness for the year ended December 31, 2017

During fiscal 2018, management implemented a number of actions to remediate the prior deficiencies and strengthen our internal control and compliance environment, including the following:

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

Our code of business conduct and ethics are publicly available on our website at http://www.osseninnovation.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Year Ended December 31, 2017	Year Ended December 31, 2018

Audit fees*	$220,000	$130,000

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

On May 6, 2015, we announced a share repurchase program for up to a total of 500,000 shares of our ADS’s through May 2016 in accordance with applicable requirements of Rule 10b5-1 and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended. On April 28, 2016, we announced that our Board of Directors authorized the extension of its repurchase plan of up to 166,667 shares of the Company's ADSs for an additional twelve months to May 2017. In the fiscal years ended December 31, 2017 and 2018, no shares of our ADS’s have been purchased under the repurchase program.

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

OSSEN INNOVATION CO., LTD.

/s/ Wei Hua

Name: Wei Hua
Title: Chief Executive Officer and Chief Financial Officer

Date: May 14, 2019

OSSEN INNOVATION CO., LTD.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONTENTS

PAGE	F-1	REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDED DECEMBER 31, 2018 AND 2017

PAGE	F-2-F-3	CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2018 AND 2017

PAGE	F-4	CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

PAGE	F-5	CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

PAGE	F-6-F-7	CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

PAGE	F-8 –F- 41	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PAGE	F-42 –F- 44	SCHEDULE I — CONDENSED PARENT COMPANY FINANCIAL INFORMATION FOR THE YEARS ENDED DECEMBER 31, 2018, 2017, AND 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACOUNTING FIRM

Board of Directors and Shareholders

Ossen Innovation Co., Ltd.

Shanghai, China

We have audited the accompanying consolidated balance sheets of Ossen Innovation Co., Ltd. as of December 31, 2018 and 2017 and the related consolidated statements of operations and other comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2018. In connection with our audits of the financial statements, we have also audited the financial statement schedules listed in the accompanying index. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ossen Innovation Co., Ltd. as of December 31, 2018 and 2017 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

Shanghai, People’s Republic of China
We have served as the Company's auditor since 2015.

May 14, 2019

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2018 AND 2017

	December 31,
	2018	2017
ASSETS
Current assets
Cash and cash equivalents	$3,444,421	$950,225
Restricted cash	4,070,655	7,192,928
Accounts receivable, net of allowance for doubtful accounts of $939,535 and $868,973 at December 31, 2018 and 2017, respectively	60,586,869	51,699,930
Inventories	17,177,926	13,479,473
Advance to suppliers	69,986,656	71,280,903
Other current assets	26,496	37,390
Total current assets	155,293,023	144,640,849
Property, plant and equipment, net	3,371,387	4,031,534
Land use rights, net	3,422,365	3,697,012
Deferred tax assets	159,136	149,511
TOTAL ASSETS	$162,245,911	$152,518,906

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2018 AND 2017 (Continued)

	December 31,
	2018	2017

Current Liabilities
Notes payable-bank acceptance notes	$8,722,832	$10,253,742
Short-term bank loans	13,593,080	13,947,385
Accounts payables	289,954	359,927
Customer deposits	283,869	316,394
Taxes payable	1,547,882	450,711
Other payables and accrued liabilities	3,980,565	4,236,823
Customer deposits – related parties	4,800,384	-
Due to shareholder	1,695,259	351,499
Long-term bank loans – current portion	7,269,027	-
Total current liabilities	42,182,852	29,916,481
Long-term bank loans	-	7,652,046
TOTAL LIABILITIES	42,182,852	37,568,527

EQUITY
Shareholders' Equity
Ordinary shares, $0.01 par value: 100,000,000 shares authorized; 20,000,000 shares issued; 19,791,110 shares outstanding as both of December 31, 2018 and 2017	200,000	200,000
Additional paid-in capital	33,971,455	33,971,455
Statutory reserve	7,764,813	6,672,254
Retained earnings	68,673,562	59,386,668
Treasury stock, at cost: 208,890 shares as both of December 31, 2018 and 2017	(192,153)	(192,153)
Accumulated other comprehensive income/(loss)	(4,044,969)	2,227,334
TOTAL SHAREHOLDERS’ EQUITY	106,372,708	102,265,558
Non-controlling interest	13,690,351	12,684,821
TOTAL EQUITY	120,063,059	114,950,379

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$162,245,911	$152,518,906

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

	Year Ended December 31,
	2018	2017	2016

REVEUNUES	$136,104,867	$132,375,915	$117,029,154
COST OF GOODS SOLD	115,585,803	117,721,799	100,932,528
GROSS PROFIT	20,519,064	14,654,116	16,096,626
Selling expenses	327,365	598,832	734,159
General and administrative expenses	5,263,914	6,002,121	6,376,383
Total Operating Expenses	5,591,279	6,600,953	7,110,542

INCOME FROM OPERATIONS	14,927,785	8,053,163	8,986,084
Financial expenses, net	(1,621,486)	(1,610,337)	(2,827,138)
Other income, net	208,071	147,108	90,584
INCOME BEFORE INCOME TAX	13,514,370	6,589,934	6,249,530
INCOME TAX	(2,129,387)	(691,556)	(926,048)
NET INCOME	11,384,983	5,898,378	5,323,482
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	1,005,530	553,067	499,509
NET INCOME ATTRIBUTABLE TO OSSEN INNOVATION CO.,LTD AND SUBSIDIARIES	10,379,453	5,345,311	4,823,973

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation gain (loss)	(6,272,303)	6,606,207	(6,975,100)
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	(6,272,303)	6,606,207	(6,975,100)
COMPREHENSIVE INCOME/(LOSS)	$4,107,150	$11,951,518	$(2,151,127)

EARNINGS PER ORDINARY SHARE
Basic and diluted	$0.52	$0.27	$0.24
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic and diluted	19,791,110	19,791,110	19,804,164

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

	Total Ossen Innovation Co., Ltd. Shareholders’ Equity
	Ordinary Shares		Additional			Accumulated Other			Non
	$0.01 Par Value		Paid-in	Treasury stock		Comprehensive	Statutory	Retained	Controlling
	Shares	Amount	Capital	Shares	Amount	Income/(loss)	Reserve	Earnings	Interest	Total
Balance at January 1, 2016	20,000,000	200,000	33,971,455	(171,210)	(155,343)	2,596,227	5,631,373	50,258,265	11,632,245	104,134,222
Net income	-	-	-	-	-	-	-	4,823,973	499,509	5,323,482
Transfer to statutory reserve	-	-	-	-	-	-	491,649	(491,649)		-
Common shares repurchase	-	-	-	(37,680)	(36,810)	-	-	-		(36,810)
Foreign currency translation adjustment	-	-	-	-	-	(6,975,100)	-	-		(6,975,100)
Balance at December 31, 2016	20,000,000	$200,000	$33,971,455	(208,890)	$(192,153)	$(4,378,873)	$6,123,022	$54,590,589	$12,131,754	$102,445,794
Net income	-	-	-	-	-	-	-	5,345,311	553,067	5,898,378
Transfer to statutory reserve	-	-	-	-	-	-	549,232	(549,232)		-
Foreign currency translation adjustment	-	-	-	-	-	6,606,207	-	-		6,606,207
Balance at December 31, 2017	20,000,000	$200,000	$33,971,455	(208,890)	$(192,153)	$2,227,334	$6,672,254	$59,386,668	$12,684,821	$114,950,379
Net income	-	-	-	-	-	-	-	10,379,453	1,005,530	11,384,983
Transfer to statutory reserve	-	-	-	-	-	-	1,092,559	(1,092,559)		-
Foreign currency translation adjustment	-	-	-	-	-	(6,272,303)	-	-		(6,272,303)
Balance at December 31, 2018	20,000,000	$200,000	$33,971,455	(208,890)	$(192,153)	$(4,044,969)	$7,764,813	$68,673,562	$13,690,351	$120,063,059

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

	Year Ended December 31,
	2018	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$11,384,983	$5,898,378	$5,323,482
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	641,647	796,566	883,755
Changes in operating assets and liabilities:
(Increase) Decrease In:
Accounts receivable	(8,886,939)	(14,401,465)	5,949,508
Inventories	(3,698,453)	12,519,709	1,277,040
Advance to suppliers	1,294,247	(24,551,618)	9,000,804
Other current assets	10,894	(6,023)	745,284
Deferred tax assets	(9,625)	16,440	(27,562)
Notes receivable - bank acceptance notes	-	15,280,381	(7,270,152)
Increase (Decrease) In:
Accounts payable	(69,973)	(1,144,936)	(394,537)
Customer deposits	(32,524)	180,490	(173,243)
Income tax payable	1,097,171	(144,084)	180,545
Other payables and accrued expenses	(256,258)	2,496,349	70,804
Customer deposits - RPT	4,800,384	-	-
Due to related party	-	(3,912)	(61,883)
Due to shareholder	1,343,760	44,000	25,000
Net cash provided by/ (used in) operating activities	7,619,314	(3,019,725)	15,528,845

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	(72,305)	(37,848)	(17,537)
Net cash used in investing activities	(72,305)	(37,848)	(17,537)

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016 (Continued)

	Year Ended December 31,
	2018	2017	2016
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	17,900,302	13,497,882	20,422,885
Repayments of short-term bank loans	(17,543,051)	(17,380,550)	(20,068,975)
Proceeds from long-term bank loans	-	-	7,530,007
Proceeds from notes payable-bank acceptance notes	9,063,444	14,662,757	17,846,117
Repayment of notes payable-bank acceptance notes	(10,120,846)	(14,588,702)	(20,029,819)
Repurchase of common share	-	-	(36,810)
Repayments of bond payable	-	-	(15,273,177)
Net cash used in financing activities	(700,151)	(3,808,613)	(9,609,772)

INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	6,846,858	(6,866,186)	5,901,536
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(7,474,935)	8,088,466	(8,573,383)
Cash, cash equivalents and restricted cash at beginning of period	8,143,153	6,920,873	9,592,720
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD	$7,515,076	$8,143,153	$6,920,873

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid during the periods:
Income taxes paid	$1,019,270	$840,670	$740,873
Interest paid	$1,388,283	$1,397,635	$2,311,039
Non-cash transactions:
Appropriation to statutory reserve	$1,092,559	$549,232	$491,649

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

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

The Company’s Shareholders

Dr. Tang, our chairman, owns 100% of the shares of Effectual Strength Enterprises Ltd., a British Virgin Islands company, which currently owns approximately 60.0% of our outstanding ordinary shares. The spouse of our chief executive officer, Wei Hua, owns 100% of the shares of Fascinating Acme Development Ltd., which owns approximately 3.0% of our outstanding ordinary shares. The spouse of the chief executive officer of Ossen Material Research (formerly Shanghai ZFX), which is an affiliated company of ours that supplies us with raw materials, owns 100% of the shares of Gross Inspiration Development Ltd., which owns approximately 3.0% of our outstanding ordinary shares. In December 2011, 5 million shares were issued in our initial public offering. Currently we have approximately 30.2% of our ordinary shares, or 5,988,290 shares, trading on NASDAQ in the form of ADS’s. The holders of the remaining approximately 3.8% of our shares are investors that are residents of the PRC and are unaffiliated with Ossen. In August 2018, Fascinating Acme Development Ltd and Gross Inspiration Development Ltd transferred its shares to Effectual Strength Enterprises Ltd. In October 2018, Effectual Strength Enterprises Ltd transferred its shares to Acme Innovation Ltd, which owned by Dr. Tang.

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

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

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

At December 31, 2018, the subsidiaries of Ossen Innovation Co., Ltd were as follows:

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

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

	2018	2017	2016
Year end RMB: US$ exchange rate	6.8785	6.5342	6.9370
Average yearly RMB: US$ exchange rate	6.6200	6.7518	6.6401

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

Revenue Recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers with a date of the initial application of January 1, 2018 using the modified retrospective method. As a result, the Company has changed its accounting policy for revenue recognition. The impact of the adoption of ASC Topic 606 on the Company’s consolidated financial statements is not material.

The Company recognizes revenue when goods or services are transferred to customers in an amount that reflects the consideration which it expects to receive in exchange for those goods or services. In determining when and how revenue is recognized from contracts with customers, the Company performs the following five-step analysis: (i) identification of contract with customer; (ii) determination of performance obligations; (iii) measurement of the transaction price; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company derives revenues from the processing, distribution and sale of own products. The revenue is recognized at a point in time once the Company has determined that the customer has obtained control over the product. Control is typically deemed to have been transferred to the customer when the performance obligation is fulfilled, usually at the time of delivery, at the net sales price (transaction price). Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities. Shipping and handling costs for product shipments occur prior to the customer obtaining control of the goods are accounted for as fulfillment costs rather than separate performance obligations and recorded as sales and marketing expenses.

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company’s contracts are predominantly short-term in nature with a contract term of one year or less. For those contracts, the Company has utilized the practical expedient in ASC Topic 606 exempting the Company from disclosure of the transaction price allocated to remaining performance obligations if the performance obligation is part of a contract that has an original expected duration of one year or less.

Receivables are recorded when the Company has an unconditional right to consideration.

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

Research and Development

Research and development costs are expensed as incurred and totaled approximately $3,345,097, $4,269,512 and $3,869,277 for the years ended December 31, 2018, 2017 and 2016, respectively. Research and development costs are included in G&A in the accompanying statements of operations. Research and development costs are incurred on a project specific basis.

Retirement Benefits

Retirement benefits in the form of contributions under defined contribution retirement plans to the relevant authorities are charged to operations as incurred. Retirement benefits of $164,495, $173,637 and $160,656 were charged to operations for the years ended December 31, 2018, 2017 and 2016, respectively.

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

The Company also follows FASB ASC 740, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2018, the Company did not have a liability for unrecognized tax benefits.

The Company has not provided for income taxes on accumulated earnings amounting $ 68,673,561 that are subject to the PRC dividend withholding tax as of December 31, 2018, since these earnings are intended to be permanently reinvested.

Value-Added Tax (“VAT”)

Enterprises or individuals, who sell commodities, engage in repair and maintenance or import or export goods in the PRC are subject to a value added tax in accordance with Chinese Laws. The VAT standard rate is reduced from 17% to 16% after May 2018. The VAT standard rate is 16% of the gross sale price. A credit is available whereby VAT paid on the purchases of semi-finished products or raw materials used in the production of the Company’s finished products can be used to offset the VAT due on the sales of the finished products.

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

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

As a result, $1,092,559, $549,232 and $491,649 have been appropriated to the accumulated statutory reserves by the Company’s PRC subsidiaries for the years ended December 31, 2018, 2017 and 2016 respectively.

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

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Restricted Cash

Restricted cash represents amounts held by a bank as security for bank acceptance notes and therefore is not available for the Company’s use until such time as the bank acceptance notes have been fulfilled or expired, normally within twelve month period.

The Company adopted ASU 2016-18, “Statement of Cash Flows (Topic 230) - Restricted Cash” in the first quarter of 2018. When cash, cash equivalents, restricted cash and restricted cash equivalents are presented in more than one line item on the balance sheet, the new guidance requires a reconciliation of the totals in the statement of cash flows to the related captions in the balance sheet. This reconciliation can be presented either on the face of the statement of cash flows or in the notes to the financial statements. The following represents a reconciliation of cash and cash equivalents in the condensed consolidated balance sheet to total cash, cash equivalents and restricted cash in the condensed consolidated statement of cash flows:

	December 31,	December 31,
	2018	2017
Cash and cash equivalents	3,444,421	950,225
Restricted cash	4,070,655	7,192,928
Total cash, cash equivalents and restricted cash in the statement of cash flows	7,515,076	8,143,153

Certain amounts included in the 2017 and 2016 consolidated statement of cash flows have been reclassified to conform to the 2018 financial statement presentation as follows:

The Company has included restricted cash of $6,703,242 and $7,192,928, respectively, with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows for the year ended December 31, 2017. As a result, the total amount of cash, cash equivalents, and restricted cash at the beginning of the period on the statement of cash flows for the year ended December 31, 2017 has changed from $217,631 to $6,920,873; the total amount of cash, cash equivalents, and restricted cash at the end of the period on the statement of cash flows for the year ended December 31, 2017 has changed from $950,225 to $8,143,153.

The Company has included restricted cash of $8,780,443 and $6,703,242, respectively, with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows for the year ended December 31, 2016. As a result, the total amount of cash, cash equivalents, and restricted cash at the beginning of the period on the statement of cash flows for the year ended December 31, 2016 has changed from $812,277 to $9,592,720; the total amount of cash, cash equivalents, and restricted cash at the end of the period on the statement of cash flows for the year ended December 31, 2016 has changed from $217,631 to $6,920,873.

The Company has eliminated the line item of restricted cash of $489,686 from the financing activities section on the statement of cash flows for the year ended December 31, 2017. As a result, net cash used in financing activities of $4,298,299 on the statement of cash flows for the year ended December 31, 2017 has changed to net cash used in financing activities of $3,808,613. Net decrease in cash, cash equivalents and restricted cash of $7,355,872 on the statement of cash flows for the year ended December 31, 2017 has changed to net decrease in cash, cash equivalents and restricted cash of $6,866,186.

The Company has eliminated the line item of restricted cash of $2,077,201 from the financing activities section on the statement of cash flows for the year ended December 31, 2016. As a result, net cash used in financing activities of $7,532,571 on the statement of cash flows for the year ended December 31, 2016 has changed to net cash used in financing activities of $9,609,772. Net increase in cash, cash equivalents and restricted cash of $7,978,737 on the statement of cash flows for the year ended December 31, 2016 has changed to net increase in cash, cash equivalents and restricted cash of $5,901,536.

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable

Accounts receivable are carried at net realizable value. The Company reviews its accounts receivables on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s historical payment history, its current credit-worthiness and current economic trends. Accounts are written off after exhaustive efforts at collection. If accounts receivable are to be provided for, or written off, they would be recognized in the consolidated statement of operations within operating expenses. Balance of allowance of doubtful accounts was $939,535 and $868,973 at December 31, 2018 and 2017, respectively.

Inventories

Inventories are stated at the lower of cost or net realizable value, which is based on estimated selling prices less any further costs expected to be incurred for completion and disposal. Cost of raw materials is calculated using the weighted average method and is based on purchase cost. Work-in-progress and finished goods costs are determined using the weighted average method and comprise direct materials, direct labor and an appropriate proportion of overhead. At December 31, 2018 and 2017, the Company has $121,370 and $127,766 reserve for inventories, respectively.

Advance to Suppliers

Advance to Suppliers represents interest-free cash paid in advance to suppliers for purchases of raw materials. The balance of advance to suppliers was $69,986,656 and $71,280,903 at December 31, 2018 and 2017, respectively. Among the balance of $69,986,656, the aging of $36,913,322 was within 60 days, $25,541,361 was between 60-180 days and $7,531,973 was over 180 days. No allowance was provided for the prepayments balance at December 31, 2018.

Customer Deposits and Customer Deposits – related parties

Customer deposits consist of amounts paid to the Company in advance for the sale of products in the PRC. The Company receives these amounts and recognizes them as a current liability until the revenue can be recognized when the goods are delivered. The balance of customer deposits was $ 283,869 and $316,394 at December 31, 2018 and 2017, respectively.

Customer deposits – related parties consist of amounts paid to the Company in advance for the sale of products in the PRC from related parties. The Company receives these amounts and recognizes them as a current liability until the revenue can be recognized when the goods are delivered. The balance of customer deposits – related parties was $ 4,800,384 and nil at December 31, 2018 and 2017, respectively.

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

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

No impairment loss is subsequently reversed even if facts and circumstances indicate recovery. There was no impairment loss recognized for the years ended December 31, 2018, 2017 and 2016.

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

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

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently adopted Accounting Pronouncements

In May 2014, the FASB issued a new standard on revenue recognition related to contracts with customers. This standard supersedes nearly all existing revenue recognition guidance and involves a five-step principles-based approach to recognizing revenue. The new model requires revenue recognition to depict the transfer of promised goods or services to customers in an amount that reflects the consideration a company expects to receive. The new standard also requires additional qualitative and quantitative about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments made in applying the revenue guidance, and assets recognized from the costs to obtain or fulfill a contract. The Company adopted this standard in the first quarter of 2018 using the modified retrospective approach. The impact of adoption on its Consolidated Financial Statements for any period presented is not material.

In November 2015, the FASB issued ASU 2015-17, “Balance Sheet Classification of Deferred Taxes.” This ASU amends existing guidance to require that deferred income tax assets and liabilities be classified as non-current in a classified balance sheet, and eliminates the prior guidance which required an entity to separate deferred tax assets and liabilities into a current amount and a non-current amount in a classified balance sheet. The Company adopted this standard prospectively in the first quarter of 2018. The impact of adoption on its Consolidated Financial Statements for any period presented is not material.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers Other than Inventory, which requires companies to recognize the income-tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs, rather than when the asset has been sold to an outside party. The Company adopted this standard prospectively in the first quarter of 2018. The impact of adoption on its Consolidated Financial Statements for any period presented is not material.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230) - Restricted Cash,” (“ASU 2016-18”). This ASU requires a statement of cash flows to explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company adopted this standard in the first quarter of 2018. The impact of adoption on its Consolidated Financial Statements for any period presented is not material.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which revises the definition of a business and provides new guidance in evaluating when a set of transferred assets and activities is a business. The Company adopted this standard prospectively in the first quarter of 2018. The impact of adoption on its Consolidated Financial Statements for any period presented is not material.

Recently issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02 - Leases (Topic 842).  Under the new guidance, a lessee is required to recognize lease liabilities and corresponding right-of-use assets, initially measured at the present value of lease payments, on the balance sheet for operating leases with terms greater than one year.  Lessor accounting remains largely unchanged from existing lease accounting.  For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and lease liabilities.  If the lessee makes the election, the lessee would recognize lease expense on a straight-line basis over the lease term.  This ASU is effective in annual reporting periods beginning after December 15, 2018 and the interim periods within that fiscal year.  The Company is still evaluating the potential impacts that the implementation of ASU 2016-02 may have on its financial position, operational results, or cash flows

In June 2016, the FASB issued ASU 2016-13,” Measurement of Credit Losses on Financial Instruments”, to require financial assets carried at amortized cost to be presented at the net amount expected to be collected based on historical experience, current conditions and forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. The ASUs are effective for interim and annual periods beginning after December 15, 2019, with early adoption permitted. Adoption of the ASUs is modified retrospective. We are currently obtaining an understanding of the ASUs and plan to adopt them on January 1, 2020.

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In January 2017, the FASB issued ASU No. 2017-04 (Topic 350) Intangibles—Goodwill and Other: Simplifying the Test for Goodwill Impairment, which removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Under the amended guidance, a goodwill impairment charge will now be recognized for the amount by which the carrying value of a reporting unit exceeds its fair value, not to exceed the carrying amount of goodwill. This ASU will be applied on a prospective basis and is effective for interim and annual periods beginning after December 15, 2019, with early adoption permitted for any impairment tests performed after January 1, 2017. The Company does not expect the adoption to have a material impact on the Consolidated Financial Statements.

In February 2018, the FASB released ASU 2018-2, “Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income.” This standard update addresses a specific consequence of the Tax Cuts and Jobs Act (“U.S. tax reform”) and allows a reclassification from accumulated other comprehensive income to retained earnings for the stranded tax effects resulting from U.S. tax reform. Consequently, the update eliminates the stranded tax effects that were created as a result of the historical U.S. federal corporate income tax rate to the newly enacted U.S. federal corporate income tax rate. The Company is required to adopt this standard in the first quarter of fiscal year 2020, with early adoption permitted. The amendments in this update should be applied either in the period of adoption or retrospectively to each period in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The Company has finished the evaluation and determined there is no impact of on its Consolidated Financial Statements.

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In June 2018, the FASB issued ASU No. 2018-07 – Compensation – Stock Compensation (Topic 718).  The ASU was issued as part of its Simplification Initiative to reduce costs and complexities of financial reporting.  ASU No. 2018-07 simplifies the accounting for share-based payments granted to nonemployees for goods and services.  Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees.  Currently, share-based payments transactions to nonemployees are measured at fair value and remeasured at each reporting date through the date of final vesting.  This ASU changes the guidance related to the determination of the measurement date.  Under the new guidance, equity-classified awards would be measured at the grant date.  This ASU is effective for fiscal years beginning after December 15, 2018 including interim periods within those fiscal years.  Early adoption is permitted if financial statements have not yet been issued. The Company is currently evaluating the impact of adoption on the Consolidated Financial Statements.

In August 2018, the FASB issued ASU 2018-13 Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates, adds, and modifies certain disclosure requirements for fair value measurements under ASC 820. This ASU is to be applied on a prospective basis for certain modified or new disclosure requirements, and all other amendments in the standard are to be applied on a retrospective basis. The new standard is effective for interim and annual periods beginning after December 15, 2019, with early adoption permitted. The Company is currently evaluating the impact of adoption on the Consolidated Financial Statements.

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 3 – CONCENTRATION

Concentration of major customers and suppliers:

	Year ended December 31,
	2018		2017		2016

Major customers with revenues of more than 10% of the Company’s sales
Company A (3rd Party)	$-	-	$40,312,341	30%	$51,033,356	44%
Company B (3rd Party)	-	-	-	-	11,802,981	10%
Company C (3rd Party)	18,566,897	14%	13,822,962	10%	-	-
Company D (3rd Party)			-	-	11,962,597	10%
Company E (3rd Party)	19,131,793	14%	-	-	-	-
Company F (3rd Party)	19,845,886	15%	14,511,302	11%	-	-
Company G (3rd Party)	13,832,333	10%	-	-	-	-
Total Revenues	$71,376,909	53%	$68,646,605	51%	$74,798,934	64%

	Year ended December 31,
	2018		2017		2016

Major suppliers with purchases of more than 10% of the Company’s purchases
Company X (3rd Party)	$93,832,471	75%	$82,189,241	76%	61,496,533	61%
Company Y (3rd Party)	30,583,589	24%	24,907,251	23%	31,553,260	31%
Total Purchase	$124,416,060	99%	$107,096,492	99%	$93,049,793	92%

Accounts receivable related to the Company’s major customers comprised 43% and 37% of all accounts receivable as of December 31, 2018 and 2017, respectively.

Accounts payable related to the Company’s major suppliers comprised nil and 4% of all accounts payable as of December 31, 2018 and 2017, respectively.

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 4 – ACCOUNTS RECEIVABLE

Accounts receivable is net of allowance for doubtful accounts.

	December 31,
	2018	2017

Accounts receivable	$61,526,404	$52,568,903
Less: allowance for doubtful accounts	(939,535)	(868,973)
Accounts receivable, net	$60,586,869	$51,699,930

Changes in the allowance for doubtful accounts are as follows:

	December 31,
	2018	2017

Beginning balance	$868,973	$985,990
Provision/(Reverse) for doubtful accounts	70,562	(117,017)
Ending balance	$939,535	$868,973

NOTE 5 – INVENTORIES

	December 31,
	2018	2017

Raw materials	$12,084,766	$12,354,591
Work-in-progress	188,794	229,327
Finished goods	5,025,736	1,023,321
Less: reserve for inventories.	(121,370)	(127,766)
Inventories, net	$17,177,926	$13,479,473

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 6 – OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31,
	2018	2017

Other receivables	$26,496	$37,390
	$26,496	$37,390

NOTE 7 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	December 31,
	2018	2017
At Cost:
Plant and buildings	$3,885,849	$4,090,603
Machinery and equipment	14,047,271	14,743,997
Motor vehicles	344,226	340,271
Office equipment	120,678	126,298
	18,398,024	19,301,169
Less: Accumulated depreciation
Plant and buildings	(2,765,332)	(2,781,302)
Machinery and equipment	(11,216,276)	(12,080,380)
Motor vehicles	(292,464)	(298,219)
Office equipment	(759,186)	(109,734)
	(15,033,258)	(15,269,635)
Construction- in-progress	6,621	-
Property, plant and equipment, net	$3,371,387	$4,031,534

Unrealized foreign exchange translation gain/(loss) for the year ended December 31, 2018, 2017 and 2016 was ($183,640), $251,912 and ($323,040), respectively, which has been included in other comprehensive income/(loss). Depreciation expense for the years ended December 31, 2018, 2017 and 2016 was $548,553, $705,289 and $793,844, respectively. As of December 31, 2018 and 2017, a net book value of nil and $340,140, respectively, were used as collateral for the Company’s short-term bank loans.

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 8 – LAND USE RIGHTS

Land use rights consist of the following:

	December 31,
	2018	2017

Cost of land use rights	$4,479,896	$4,715,951
Less: Accumulated amortization	(1,057,531)	(1,018,939)
Land use rights, net	$3,422,365	$3,697,012

Unrealized foreign exchange translation gain/(loss) for the year ended December 31, 2018, 2017 and 2016 was ($181,553), $217,105 and ($247,088), respectively, which has been included in other comprehensive income/(loss). Amortization expense for the years ended December 31, 2018, 2017 and 2016 was $93,094, $91,277 and $89,911, respectively. As of December 31, 2018 and 2017, a net book value of nil and $2,357,834, respectively, were used as collateral for the Company’s long-term bank loans.

Amortization expense for the next five years and thereafter is as follows:

2019	$89,598
2020	89,598
2021	89,598
2022	89,598
2023	89,598
Thereafter	2,974,375
Total	$3,422,365

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 9 – RELATED PARTY TRANSACTIONS

(a)	Names and Relationship of Related Parties:

Existing Relationship with the Company
Dr. Tang	Chairman and controlling shareholder of the Company
Shanghai Ossen Material Research Insititute Co., Ltd. (Formerly Shanghai Zhengfangxing Steel Co., Ltd.) (“Ossen Material Research”)	Under common control of Dr. Tang
Shanghai Ossen Investment Co., Ltd. (“SOI”)	Under common control of Dr. Tang
Shanghai Ossen Investment Holdings (Group) Co., Ltd. (“Ossen Shanghai)	Under common control of Dr. Tang and Dr. Tang is the President
Shanghai Pujiang Cable Co., Ltd. (“Shanghai Pujiang”)	Subsidiary of Ossen Shanghai since September 2010
Zhejiang Pujiang Cable Co., Ltd. (“Zhejiang Pujiang”)	Subsidiary of Shanghai Pujiang since December 2010

(b)	Summary of Balances with Related Parties:

	December 31,
	2018	2017
Customer deposits – related parties
Shanghai Pujiang	$2,604,604	$-
Zhejiang Pujiang	$2,195,780	$-
	$4,800,384	$-

The balance of Customer deposits-related parties consist of amounts paid to the Company in advance from Shanghai Pujiang and Zhejiang Pujiang for the sale of products.

	December 31,
	2018	2017
Due to shareholder:
Dr. Tang	$1,695,259	$351,499
	$1,695,259	$351,499

Dr. Tang is the chairman and controlling interest shareholder of the Company. From time to time, Dr. Tang paid operating expenses on behalf of the Company to assist with the Company’s cash needs for business purposes.

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 9 – RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Summary of Related Party Transactions:

		December 31,
		2018		2017	2016
	Ossen Material Research provided guarantee together with Dr. Tang for the short-term bank loans borrowed by the Company		$-	$-	$1,297,391
Ossen Material Research	Ossen Material Research provided guarantee together with Shanghai Pujiang and Dr. Tang for the short-term bank loans borrowed by the Company		$-	$3,749,502	$-
	Ossen Material Research provided guarantee together with Dr. Tang for the notes payable issued by the Company	$		$4,897,310	$-
	The Company provided guarantee for the short-term bank loans borrowed by Ossen Material Research		$-	$18,824,034	$70,635,721
	Ossen Shanghai provided guarantee together with Dr. Tang for the short-term bank loans borrowed by the Company		$581,522	$-	$-
Ossen Shanghai	The Company provided guarantee for the short-term bank loans borrowed by Ossen Shanghai		$-	$-	$28,542,598
	The Company provided guarantee for the notes payable issued by Ossen Shanghai		$-	$-	$2,162,318
	Shanghai Pujiang provided guarantee and together with Dr. Tang for the short-term bank loans borrowed by the Company		9,377,044	-	-
Shanghai Pujiang	The Company provided guarantee for the short-term bank loans borrowed by Shanghai Pujiang		$74,114,996	$5,356,432	$59,824,131
	The Company provided guarantee for the notes payable issued by Shanghai Pujiang		$2,907,611	$-	$7,207,727
	The Company sold products to Shanghai Pujiang		$2,810,147	$-	$-

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 9 – RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Summary of Related Party Transactions (Continued):

		December 31,
		2018	2017	2016
Zhejiang Pujiang	The Company provided guarantee for the notes payable issued by Zhejiang Pujiang	$-	$25,426,525	$-

	The Company sold products to Zhejiang Pujiang	$2,945,584	$-	$-

In accordance with ASC 810-10, “Consolidation”, the Company first evaluated that none of the related parties met the scope exceptions as outlined in the guidance. The Company then had to determine if it hold any variable interest in the related parties. The Company determined to have a variable interest in Shanghai Pujiang because the Company guarantees $74,114,996 of the outstanding short term debt. Next, the Company evaluated if Shanghai Pujiang is variable interest entities. Using both qualitative and quantitative analysis, the Company does not have the power to direct Shanghai Pujiang’s activities that significantly impact its economic performance and does not have the obligation to absorb losses or the right to receive benefits from the entity. Thus, the Company is not the primary beneficiary of Shanghai Pujiang. As a result, the Company determined Shanghai Pujiang was not variable interest entities that require consolidation as defined in ASC 810. The Company determined Dr. Tang to be the primary beneficiary of Shanghai Pujiang because Dr. Tang is most closely associated with the Shanghai Pujiang. Dr. Tang had the power to direct the activities of Shanghai Pujiang that most significantly impact its economic performance and has the obligation to absorb losses of Shanghai Pujiang that could potentially be significant or the right to receive benefits from the related parties that could potentially be significant.

The Company also evaluated the remaining related parties and affiliated entities under ASC 810 and because the Company does not guarantee the debt, the holders of the equity were at risk and therefore determined to be the primary beneficiary and these entities are not variable interest entities that require consolidation.

NOTE 10 – OTHER PAYABLES AND ACCRUED EXPENSES

Other payables and accrued expenses consist of the following:

	December 31,
	2018	2017
Other taxes payable	$3,548,227	$2,845,393
Accrued payroll & welfare	13,805	33,977
Accrued expense & liability	365,304	1,283,660
Interest payable	4,148	15,747
Others	49,081	58,046
	$3,980,565	$4,236,823

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 11 – NOTES PAYABLE

Bank acceptance notes:	December 31,
	2018	2017
Due September 28, 2019	$726,903	$-
Due September 28, 2019	726,903	-
Due August 28, 2019	2,326,088	-
Due August 28, 2019	2,326,088
Due March 7, 2019, subsequently repaid on due date	828,669	-
Due March 6, 2019, subsequently repaid on due date	334,375	-
Due February 7,2019, subsequently repaid on due date	726,903	-
Due February 6,2019, subsequently repaid on due date	726,903	-
Due December 19, 2018, subsequently repaid on due date	-	1,530,409
Due October 13, 2018, subsequently repaid on due date	-	1,530,409
Due August 22, 2018, subsequently repaid on due date	-	2,448,655
Due August 22, 2018, subsequently repaid on due date	-	2,448,655
Due August 14, 2018, subsequently repaid on due date	-	765,205
Due June 27, 2018, subsequently repaid on due date	-	1,530,409
Total	$8,722,832	$10,253,742

The interest-free notes payable, ranging from six months to one year from the date of issuance, are secured by $4,653,631 and $7,192,928 restricted cash, as of December 31, 2018 and 2017, respectively.

All the notes payable are subject to bank charges of 0.05% of the principal amount as commission on each loan transaction.

NOTE 12 – CONTRACT BALANCES

Contract liabilities primarily represent the Company’s obligation to transfer additional goods or services to a customer for which the Company has received consideration. The consideration received remains a contract liability until goods or services have been provided to the customer.

The following table provides information about contract liabilities from contracts with customers:

	December 31,
	2018	2017
Customer deposits	$283,869	$316,394
Customer deposits – related parties	4,800,384	-
	$5,084,253	$316,394

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 13 – SHORT TERM BANK LOANS

Short-term loans are summarized as follows:

	Bank Name	Interest Rate per Annum	December 31,
			2018	2017
Due on December 18, 2019, guaranteed by Shanghai Pujiang	Agricultural Bank of China (“ABC”) Jiu Long Branch	5.8725%	$3,198,372	$-
Due on October 9, 2019, guaranteed by Ma An Shan Pubang Financing guarantee co., Ltd, a 3rd party	Anhui Commercial Bank (“ACB”) Fei Cui Branch	6.50%	581,521	-
Due on July 25, 2019, guaranteed by Ma An Shan Pubang Financing guarantee co., Ltd, a 3rd party	ACB Fei Cui Branch	5.655%	1,090,354	-
Due on July 23, 2019, guaranteed by Ma An Shan Pubang Financing guarantee co., Ltd, a 3rd party	ACB Fei Cui Branch	6.00%	1,235,735	-
Due on June 27, 2019, guaranteed by Shanghai Pujiang and Dr. Tang	Bank SinoPac (China)	5.22%	2,907,611	-
Due on June 26, 2019, guaranteed by Shanghai Pujiang and Dr. Tang	Bank SinoPac (China)	5.22%	2,907,611	-
Due on May 21, 2019, guaranteed by Shanghai Pujiang and Dr. Tang	ABC Jiu Long Branch	5.6971%	363,451	-
Due on March 6, 2019, guaranteed by Ossen Shanghai, Dr. Tang and Ma An Shan Pubang Financing guarantee co., Ltd, a 3rd party, subsequently repaid on due date	Industrial Bank Ma An Shan Branch	5.22%	581,522	-
Due on January 27, 2019, guaranteed by Ma An Shan Pubang Financing guarantee co., Ltd, a 3rd party subsequently repaid on due date	ACB Fei Cui Branch	6.00%	726,903	-
Due on December 26, 2018, guaranteed by Ma An Shan Pubang Financing guarantee co., Ltd, a 3rd party, subsequently repaid on due date	Postal Savings Bank of China Ma An Shan Branch	6.09%	-	1,224,327
Due on December 7, 2018, guaranteed by Dr. Tang, subsequently repaid on due date	China Construction Bank (“CCB”) Jiu Jiang Branch	5.4375%	-	2,448,655

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 13 – SHORT TERM BANK LOANS (CONTINUED)

	Bank Name	Interest Rate per Annum	December 31,
			2018	2017
Due on December 6, 2018, guaranteed by Dr. Tang, subsequently repaid on due date	CCB Jiu Jiang Branch	5.4375%	-	765,205
Due on December 5, 2018, guaranteed by Ossen Material Research and Dr. Tang, subsequently repaid on due date	ABC Jiu Long Branch	5.8725%	-	3,366,900
Due on October 9, 2018, guaranteed by Ma An Shan Pubang Financing guarantee co., Ltd, a 3rd party, subsequently repaid on due date	ACB Fei Cui Branch	6.00%	-	612,164
Due on July 14, 2018, guaranteed by Ma An Shan Pubang Financing guarantee co., Ltd, a 3rd party, subsequently repaid on due date	ACB Fei Cui Branch	6.00%	-	1,530,409
Due on July 14, 2018, guaranteed by Ma An Shan Pubang Financing guarantee co., Ltd, a 3rd party, subsequently repaid on due date	ACB Fei Cui Branch	6.00%	-	918,246
Due on May 11, 2018, Collateral by Fixed assets subsequently repaid on due date	Anhui Rural Commercial Bank (“ARCB”) Ma An Shan Branch	6.276%	-	250,222
Due on May 8, 2018, guaranteed by Ossen Material Research and Dr. Tang, subsequently repaid on due date	ABC Jiu Long Branch	5.65%	-	382,602
Due on April 18, 2018, Collateral by Fixed assets subsequently repaid on due date	ARCB Ma An Shan Branch	6.276%	-	156,102
Due on March 3, 2018, Collateral by Fixed assets subsequently repaid on due date	ARCB Ma An Shan Branch	6.276%	-	374,950
Due on February 10, 2018, Collateral by Fixed assets subsequently repaid on due date	ARCB Ma An Shan Branch	6.276%	-	127,024

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 13 – SHORT TERM BANK LOANS (CONTINUED)

	Bank Name	Interest Rate per Annum	December 31,
			2018	2017
Due on January 7,2018, guaranteed by Ma An Shan Pubang Financing guarantee co., Ltd, a 3rd party, subsequently repaid on due date	ACB Hu Nan Road Branch	6.00%	-	1,530,409
Due on January 5, 2018, Collateral by Fixed assets subsequently repaid on due date	ARCB Ma An Shan Branch	6.276%	-	260,170
Total			$13,593,080	$13,947,385

All short term bank loans are obtained from local banks in China and are repayable within one year.

The average annual interest rate of the short-term bank loans was 5.71% and 6.41% as of December 31, 2018 and 2017, respectively. Interest expense, included in the financial expenses in the statement of operations, was $897,840 $932,596 and $1,070,192 for the years ended December 31, 2018, 2017 and 2016, respectively. The Company was in compliance of their financial covenants at December 31, 2018 and 2017, respectively.

NOTE 14 – LONG TERM BANK LOANS

	Bank Name	Interest Rate per Annum	December 31,
			2018	2017
Due on August 30, 2019, collateral by the Company’s LUR	Anhui Commercial Bank (“ACB”) Hui Tong Branch	8.00%	$7,269,027	$7,652,046
Less: current portion			7,269,027	-
Long term bank loans, net			$-	$7,652,046

Interest expense, included in the financial expenses in the statement of operations, was $612,622, $600,663 and $225,900 for the years ended December 31, 2018, 2017 and 2016, respectively.

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

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

The following table sets forth the computation of basic and diluted earnings per share for the periods indicated:

	December 31,
	2018	2017	2016

Net income attribute to the Company	$10,379,453	$5,345,311	$4,823,973

Weighted average ordinary shares outstanding - basic and diluted	19,791,110	19,791,110	19,804,164

Basic and diluted earnings per share	$0.52	$0.27	$0.24

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

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 16 – INCOME TAX-(CONTINUED)

Enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC territory are considered PRC resident enterprises and subject to the PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management" refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2018, no detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of December 31, 2018, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If the Company’s non-PRC incorporated entities are deemed PRC tax residents, such entities would be subject to PRC tax The Company has analyzed the applicability of this law, as of December 31, 2018, and the Company has not accrued for PRC tax on such basis. The Company will continue to monitor changes in the interpretation or guidance of this law.

PRC tax law also imposes a 10% withholding income tax, subject to reduction based on tax treaty where applicable, for dividends distributed by a foreign invested enterprise to its immediate holding company outside China. Such dividends were exempted from PRC tax under the previous income tax law and regulations. The foreign invested enterprise is subject to the withholding tax starting from January 1, 2008. There were no dividends distributed in the years ended December 31, 2018 and 2017.

Income tax expenses consist of the following:

	Year Ended December 31,
	2018	2017	2016
Current:
China	2,147,164	$665,745	910,231
Foreign	$-	-	-
	$2,147,164	$665,745	$910,231
Deferred:
China	(17,777)	25,811	15,817
Foreign	-	-	-
	$(17,777)	$25,811	$15,817
Income tax expenses	$2,129,387	$691,556	$926,048

Reconciliation from the expected income tax expenses calculated with reference to the statutory tax rate in the PRC of 25% is as follows:

	Year Ended December 31,
	2018	2017	2016
Computed "expected" income tax expenses	$3,378,592	$1,647,484	$1,562,382
Effect on tax incentive / holiday	(1,377,961)	(993,090)	(653,029)
Non-deductable / (taxable) expense	128,756	37,162	16,695
Income tax expenses	$2,129,387	$691,556	$926,048

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

Components of net deferred tax assets are as follows:

	December 31,
	2018	2017	2016

Provision of doubtful accounts	$140,930	$130,346	$147,899
Reserve for inventories	18,206	19,165	18,052
Deferred tax assets	$159,136	$149,511	$165,951
Valuation allowance	0	0	0
Net deferred tax assets	$159,136	$149,511	$165,951

Realization of deferred tax assets is dependent upon future taxable earnings in related tax jurisdictions. In the past, management had established and maintained a full valuation allowance for the foreign, mainly for China deferred tax assets. During the fourth quarter of fiscal 2018, the Company assessed that it is more likely than not that it will realize the China deferred tax assets. The positive evidence, which existed at that time, that outweighed the negative evidence to release the valuation allowance included the fiscal 2018 and three year cumulative profitability driven by strong demand of certain new generation products, availability of resources to expand manufacturing capacity, and forecasted China operating profits in the future periods. The Company's valuation allowance was $0 in fiscal 2018, 2017 and 2016, respectively.

As of December 31, 2018, the Company did not have a liability for unrecognized tax benefits. The Company records interest and penalties, if any, related to unrecognized tax benefits in income tax expense. As of 2018, 2017 and 2016, the Company had accrued $0, respectively, for interest and penalties related to uncertain tax positions.

Income (loss) before income taxes from PRC and non-PRC sources for the year ended December 31, 2018, 2017 and 2016 are summarized as follows:

	Year Ended December 31,
	2018	2017	2016
Income (loss) before income taxes consists of:
PRC	13,778,524	6,738,581	6,530,295
Non- PRC	-264,154	-148,647	-280,765
Total	13,514,370	6,589,934	6,249,530

The Company's U.S. federal and state income tax returns are generally not subject to examination by the tax authorities for tax years before fiscal 2016. For all federal and state net operating loss and credit carryovers, the statute of limitations does not begin until the carryover items are utilized. The taxing authorities can examine the validity of the carryover items and if necessary, adjustments may be made to the carryover items. The Company's China income tax returns are generally not subject to examination by the tax authorities for tax years before 2014.

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

NOTE 17 – GEOGRAPHICAL SALES AND SEGMENTS

Our management does not capture financial information or utilize operating segments to make decisions about the business. Management believes that it operates in one business segment. However, our management does rely on sales by geographical area as useful information in managing the business.

Information for the Company’s sales by geographical area for the years ended December 31, 2018, 2017 and 2016 are as follows:

	Year Ended December 31,
	2018	2017	2016

Domestic Sales	$131,642,673	$126,930,386	$112,119,286
International Sales	4,462,194	5,445,529	4,909,868
	$136,104,867	$132,375,915	$117,029,154

NOTE 18 – SUBSEQUENT EVENTS

The Company’s management has evaluated subsequent events through the date these financial statements were issued, and there were no material subsequent events requiring adjustments to the financial statements or disclosure.

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

SCHEDULE I

CONDENSED PARENT COMPANY FINANCIAL INFORMATION

OSSEN INNOVATION CO., LTD

CONDENSED BALANCE SHEETS AS OF DECEMBER 31, 2018 AND 2017

	December,31
	2018	2017
ASSETS
Current Assets
Cash	$4,796	$2,967
Total Current Assets	4,796	2,967
Investments in subsidiaries	108,509,080	103,865,513
TOTAL ASSETS	$108,513,876	$103,868,480

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Other payables and accrued liabilities	$205,000	$1,251,423
Due to shareholder	1,663,022	351,499
Total Current Liabilities	1,868,022	1,602,922
TOTAL LIABILITIES	$1,868,022	$1,602,922

EQUITY
Shareholders' Equity
Ordinary shares, $0.01 par value: 100,000,000 shares authorized; 20,000,000 shares issued; 19,791,110 shares outstanding as of December 31, 2018 and 2017	$200,000	$200,000
Additional paid-in capital	33,971,455	33,971,455
Statutory reserve	7,764,813	6,672,254
Retained earnings	68,959,065	59,386,668
Accumulated other comprehensive income/(loss)	(4,057,326)	2,227,334
Treasury stock, at cost: 208,890 shares as of December 31, 2018 and 2017	(192,153)	(192,153)
TOTAL SHAREHOLDERS’ EQUITY	106,645,854	102,265,558
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$108,513,876	$103,868,480

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

 SCHEDULE I

CONDENSED PARENT COMPANY FINANCIAL INFORMATION

OSSEN INNOVATION CO., LTD CONDENSED STATEMENTS

OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

	Year Ended December,31
	2018	2017	2016

REVENUES	$-	$-	$-
COST OF GOODS SOLD	-	-	-
GROSS PROFIT	-	-	-
Selling expenses	-	-	-
General and administrative expenses	263,002	146,687	279,893
Total Operating Expenses	263,002	146,687	279,893

LOSS FROM OPERATIONS	(263,002)	(146,687)	(279,893)
Financial expenses, net	268	317	184
Equity in income of subsidiaries	10,927,690	5,492,315	5,104,050
INCOME BEFORE INCOME TAX	10,664,956	5,345,311	4,823,973
INCOME TAX	-	-	-
NET INCOME	10,664,956	5,345,311	4,823,973
OTHER COMPREHENSIVE INCOME
Foreign currency translation gain (loss)	(6,284,660)	6,606,207	(6,975,100)
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	(6,284,660)	6,606,207	(6,975,100)
COMPREHENSIVE INCOME (LOSS)	$4,380,296	$11,951,518	$(2,151,127)

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

 SCHEDULE I

CONDENSED PARENT COMPANY FINANCIAL INFORMATION

OSSEN INNOVATION CO., LTD CONDENSED

STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED

DECEMBER 31, 2018, 2017 AND 2016

	Year Ended December,31
	2018	2017	2016

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$10,664,956	$5,345,311	$4,823,973
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in earnings of subsidiaries	(10,927,690)	(5,492,315)	(5,104,050)
Other payables and accrued liabilities	(1,046,423)	102,517	213,909
Due to shareholder	1,311,523	44,000	25,000
Net cash provided by / (used in) operating activities	2,366	(487)	(41,168)

CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash provided by / (used in) investing activities	-	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Treasury stock purchased	-	-	(36,810)
Net cash used in financing activities	-	-	(36,810)

INCREASE / (DECREASE) IN CASH	2,366	(487)	(77,978)
Effect of exchange rate changes on cash	(537)	(7)	(54)
Cash at beginning of period	2,967	3,461	81,493
CASH AT END OF PERIOD	$4,796	$2,967	$3,461

