Form 20-F
period 2019-12-31
Ossen Innovation Co. Ltd.
filed 2020-05-18
CIK 1485538

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from _________ to _____________.

Commission file number: 001-34999

Ossen Innovation Co., Ltd.

(Exact name of Registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

518 Shangcheng Road, Floor 17, Shanghai, People’s Republic of China 200120

(Address of principal executive offices)

Wei Hua

Tel: +86 (21) 6888-8886; Fax: +86 (21) 6888-8666

518 Shangcheng Road, Floor 17, Shanghai, People’s Republic of China 200120

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

None

(Title of Class)

As of December 31, 2019, there were 19,791,110 ordinary shares, par value $0.01 per share, of the registrant issued and outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting

Standards Board ☐ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

EXPLANATORY NOTE

As previously reported by Ossen Innovation Co., Ltd. (the “Company”) in its current report on Form 6-K as filed with the U.S. Securities and Exchange Commission on April 20, 2020, in accordance with the Securities and Exchange Commission Order Under Section 36 of the Securities Exchange Act of 1934 Modifying Exemptions from the Reporting and Proxy Delivery Requirements for Public Companies (Release No. 34-88465 dated March 25, 2020) (the “Order”), the Company disclosed: (i) that it was relying on the relief provided by the Order in connection with the filing of this Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the “Annual Report”), and (ii) as a result of the outbreak and spread of COVID-19, the Company’s factories in Jiujiang and Ma’anshan were temporarily closed from China’s Spring Festival national holiday in late January to March 9, 2020. Restrictions on access to the Company’s facilities have resulted in delays by the Company in the preparation of its financial statements and by its independent public accountant in the completion of the necessary audit procedures. This, in turn, has hampered the ability of the Company to complete its financial statements and prepare the Annual Report in time to be filed by the original due date of April 30, 2020.

OSSEN INNOVATION CO., LTD.

FORM 20-F ANNUAL REPORT

PART I

CERTAIN INFORMATION

In this annual report on Form 20-F, unless otherwise indicated, “we,” “us,” “our,” the “Company” and “Ossen” refer to Ossen Innovation Co., Ltd., a company organized in the British Virgin Islands, its predecessor entities and its subsidiaries.

Unless the context indicates otherwise, all references to “China” and the “PRC” refer to the People’s Republic of China, all references to “Renminbi” or “RMB” are to the legal currency of the People’s Republic of China, all references to “U.S. dollars,” “dollars” and “$” are to the legal currency of the United States and all references to “ADSs” refer to our American Depositary Shares, each of which represents one ordinary share. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On April 1, 2020, the cash buying rate announced by the People’s Bank of China was RMB 7.12 to $1.00.

FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements” for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are “forward-looking statements,” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “continues,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

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

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, those factors discussed under the headings “Risk Factors,” “Operating and Financial Review and Prospects,” and elsewhere in this report.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

3.A. Selected Financial Data

The following selected financial information should be read in connection with, and is qualified by reference to, our consolidated financial statements and their related notes and the section entitled “Operating and Financial Review and Prospects” included elsewhere in this annual report. The consolidated statements of income data for the fiscal years ended December 31, 2019, 2018 and 2017 and the balance sheet data as of December 31, 2019 and 2018 are derived from audited consolidated financial statements included elsewhere in this annual report. The consolidated statements of income data for the fiscal years ended December 31, 2016 and 2015 and the balance sheet data as of December 31, 2017, 2016 and 2015 are not included in this annual report. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

Selected Consolidated Statement of Operations and Comprehensive Income	2019	2018	2017	2016	2015
Revenues	$138,900,357	$136,104,867	$132,375,915	$117,029,154	$117,908,416
Cost of goods sold	116,541,972	115,585,803	117,721,799	100,932,528	102,197,994
Gross profit	22,358,385	20,519,064	14,654,116	16,096,626	15,710,422
Selling and distribution expenses	357,426	327,365	598,832	734,159	986,378
General and administrative expenses	6,155,316	5,263,914	6,002,121	6,376,383	4,478,413
Total Operating Expenses	6,512,742	5,591,279	6,600,953	7,110,542	5,464,791
Income from operations	15,845,643	14,927,785	8,053,163	8,986,084	10,245,631

Financial expenses, net	(2,382,405)	(1,621,486)	(1,610,337)	(2,827,138)	(2,823,952)
Other income, net	297,438	208,071	147,108	90,584	371,894
Income before income taxes	13,760,676	13,514,370	6,589,934	6,249,530	7,793,573
Income taxes	(1,533,794)	(2,129,387)	(691,556)	(926,048)	(1,180,167)
Net income	12,226,882	11,384,983	5,898,378	5,323,482	6,613,406
Less: Net Income attributable to non-controlling interest	1,137,712	1,005,530	553,067	499,509	716,602

Net income attributable to controlling interest	11,089,170	10,379,453	5,345,311	4,823,973	5,896,804
Other comprehensive income
Foreign currency translation gain (loss)	(1,744,846)	(6,272,303)	6,606,207	(6,975,100)	(5,829,470

Total other comprehensive income (loss)	(1,744,846)	(6,272,303)	6,606,207	(6,975,100)	(5,829,470
Comprehensive Income (loss)	9,344,324	4,107,150	11,951,518	(2,151,127)	67,334

Weighted average shares outstanding	19,791,110	19,791,110	19,791,110	19,804,164	19,862,537

Earnings per share*	0.56	0.52	0.27	0.24	0.30

* Calculation is based on net income attributable to controlling interest and the weighted average shares outstanding, excluding foreign currency translation gain (loss).

	December 31,
Selected Balance Sheets Data	2019	2018	2017	2016	2015
Cash and cash equivalents	$2,576,677	$3,444,421	$950,225	$217,631	$812,277
Restricted cash	$6,025,718	$4,070,655	$7,192,928	$6,703,242	$8,780,443
Total current assets	171,199,812	155,293,023	144,640,849	132,259,554	144,772,273
Total long-term assets	6,443,225	6,952,888	7,878,057	8,184,198	9,468,260
Total assets	177,643,037	162,245,911	152,518,906	140,443,752	154,240,533

Total liabilities	47,097,942	42,182,852	37,568,527	37,997,958	50,106,311
Total shareholders’ equity	130,545,095	120,063,059	114,950,379	102,445,794	104,134,222
Total liabilities and shareholders’ equity	177,643,037	162,245,911	152,518,906	140,443,752	154,240,533

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

Risks Related to Our Business and Our Industry

Our Chairman controls a large percentage of our outstanding stock through an entity whose shares are listed on a foreign exchange and could significantly influence the outcome of our corporate matters.

As of the date of this report, Dr. Liang Tang, our Chairman, beneficially owns approximately 65.9% of our outstanding ordinary shares. Accordingly, Dr. Liang Tang could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. This concentration of ownership in our shares controlled by Dr. Liang Tang limits your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us. In addition, sales of significant amounts of ordinary shares controlled by Dr. Liang Tang, or the prospect of these sales, could adversely affect the market price of our ordinary shares.

As a “controlled company” under the Nasdaq listing rules, we may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

Because Pujiang International Group Limited (“Pujiang”), a Cayman Islands company listed on the Hong Kong Stock Exchange with Dr. Liang Tang, our Chairman, being a 64.39% shareholder and chairman of Pujiang, beneficially holds approximately 65.9% of our outstanding ordinary shares through its wholly-owned subsidiary, Acme Innovation Limited, a British Virgin Islands company (“Acme”), we may be considered a "controlled company" within the meaning of the Nasdaq Stock Market (“Nasdaq”) corporate governance standards. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and is permitted to phase in its compliance with the independent committee requirements. Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq listing rules, we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Our operations are cash intensive, and our business could be adversely affected if we fail to maintain sufficient levels of liquidity and working capital.

As of December 31, 2019, we had approximately $2.6 million of cash and cash equivalents and $6.0 million of restricted cash. Historically, we have spent a significant amount of cash on our operational activities, principally to procure raw materials for our products. Our short-term loans are from Chinese banks and are generally secured by a portion of our fixed assets, land use right, receivables and/or guarantees by related parties. The term of almost all such short-term loans is one year or less. Historically, we have rolled over such loans on an annual basis. However, we may not have sufficient funds available to pay all of our borrowings upon maturity in the future. Failure to roll over our short-term borrowings at maturity or to service our debt could result in the imposition of penalties, including increases in interest rates, legal actions against us by our creditors, or even insolvency.

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

We face intense competition, and if we are unable to compete effectively, we may not be able to maintain profitability.

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

In 2019 and 2018, we generated revenue of approximately $107.3 million and $103.4 million, respectively, or 77.2% and 76.0%, respectively, of our total revenue, from sales of our rare earth coated PC wires and PC strands. We believe that our rare earth coating capabilities provide us with a competitive advantage among our competitors; however, it is likely that our competitors may develop similar competing products. We intend to continue to expand research and development efforts to advance our rare earth coating applications even further, including improving the products’ corrosion-resistant level and increasing the products’ strength and life span. Meanwhile, we will also continue to invest in research and development of higher strength and higher corrosion-resistant level of other types of prestressed products. However, there can be no assurance that our initial competitive advantage will be retained and that one or more competitors will not develop products that are equal or superior to ours in quality and are better priced than our rare earth coated products.

Our revenues are highly dependent on a limited number of customers and the loss of any one of our major customers could materially and adversely affect our growth and our revenues.

During the years ended December 31, 2019 and 2018, our six largest customers contributed 66.8% and 68.3% of our total sales, respectively. As a result of our reliance on a limited number of customers, we may face pricing and other competitive pressures, which may have a material adverse effect on our profits and our revenues. The volume of products sold for specific customers varies from year to year, especially since we are not the exclusive provider for any customers. In addition, there are a number of factors, other than our performance, that could cause the loss of a customer or a substantial reduction in the products that we provide to any customer and that may not be predictable. For example, our customers may decide to reduce spending on our products or a customer may no longer need our products following the completion of a project. The loss of any one of our major customers, a decrease in the volume of sales to these customers or a decrease in the price at which we sell our products to them could materially adversely affect our profits and our revenues.

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

We currently purchase almost all of our raw materials from a small number of suppliers. Purchases from our five largest suppliers accounted for 99.8% and 99.8% of our raw material purchases in the years ended December 31, 2019 and 2018, respectively. In the event that we need to diversify our supplier network, we may not be able to procure a sufficient supply of raw materials at a competitive price, which could have an adverse effect on our results of operations, financial condition and cash flows.

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

In 2019, the Chinese central government focused on strictly controlling steel capacity increases after the Chinese central government addressed the overcapacity in the steel industry and lowered steel production by approximately 150 million tons in prior years. However, due to the uncertainty of the trade war between the United States and China and the slowdown of economic growth, as well as the increase of capacity utilization of the Chinese steel industry, which resulted in the higher output of steel products, the average price of steel products, including our products and principal raw materials, decreased in 2019.

Our business operations have been and may continue to be materially and adversely affected by the outbreak of the coronavirus disease (COVID-19).

An outbreak of respiratory illness caused by COVID-19 emerged in China in late 2019 and has expanded within the rest of China and globally. The Company’s principal operations are located in China. The new strain of COVID-19 is considered to be highly contagious and poses a serious public health threat. The World Health Organization (the “WHO”) is closely monitoring and evaluating the situation. On March 11, 2020, the WHO declared the outbreak of COVID-19 a pandemic, expanding its assessment of the threat beyond the global health emergency it had announced in January 2020.

Any outbreak of such epidemic illness or other adverse public health developments in China or elsewhere in the world will materially and adversely affect the global economy, our markets and our business. Restrictions on the movement of people and goods currently remain in place in certain regions, which requires us to adjust certain of our sales and delivery processes. Our factories in Jiujiang and Ma’anshan were temporarily closed from China’s Spring Festival national holiday in late January to March 9, 2020, as a result of the COVID-19 outbreak. A prolonged outbreak of COVID-19 could result in disruption of supply chain of certain raw materials necessary for our products, decrease of customer demand, restrictions on our travel to support our sites or our customers around the world, and delays in our production and construction of our new production facilities in Jiujiang, Jiangxi, China. The extent to which COVID-19 impacts raw material prices in 2020 will depend on the future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable. All these factors may affect our overall financial performance in 2020, although we cannot quantify the overall impact at this time.

We cannot foresee whether the outbreak of COVID-19 will be effectively contained, nor can we predict the severity and duration of its impact. If the outbreak of COVID-19 is not effectively and timely controlled, our business operations and financial condition may be materially and adversely affected as a result of the deteriorating market outlook, the slowdown in regional and national economic growth, weakened liquidity and financial condition of our customers and other factors that we cannot foresee. Any of these factors and other factors beyond our control could have an adverse effect on the overall business environment, cause uncertainties in the regions where we conduct business, cause our business to suffer in ways that we cannot predict and materially and adversely impact our business, financial condition and results of operations.

Sales to customers outside China and international developments expose us to risks inherent in international sales and increased competition.

We generated approximately 1.8% and 3.3%, respectively, of our revenue during the years ended December 31, 2019 and 2018 from sales to customers in international markets. As a result, we are subject to risks and challenges that we would otherwise not face if we conducted our business only in China. In 2018 and 2019, the United States imposed tariffs on more than $550 billion of Chinese goods, and China retaliated with tariffs on more than $185 billion of US products. In January 2020, the two sides signed the Phase One Trade Deal, which officially agreed to the rollback of tariffs, expansion of trade purchases, and renewed commitments on intellectual property, technology transfer, and currency practices. Although we have not generated any sales from the United States since the anti-dumping duties were imposed in 2010, these measures imposed in 2018 and 2019 may also have a negative impact on our business and results of operations because Chinese-based steel product exporters may now focus their marketing efforts on the Chinese domestic market.

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

We are highly dependent on our senior management and other key employees, including our Chairman, Dr. Liang Tang and our Chief Executive Officer and Chief Financial Officer, Mr. Wei Hua. Our future performance will be dependent upon the continued service of members of our senior management and key employees. We do not maintain key man life insurance for any of the members of our management team or other key personnel. Competition for senior management in our industry is intense, and we may not be able to retain our senior management and key personnel or attract and retain new senior management and key personnel in the future, which could materially and adversely affect our business, results of operations and financial condition.

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

Our reporting currency is the U.S. dollar. However, substantially all of our revenues are denominated in RMB. Any significant revaluation of the Renminbi may have a material adverse effect on the U.S. dollar equivalent amount of our revenues and financial condition as well as on the value of, and any dividends payable on, our ordinary shares in foreign currency terms. For instance, a decrease in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our ordinary shares and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ADSs. For 2019 and 2018, we had foreign currency translation loss of $1.7 million and $6.3 million, respectively, primarily due to the depreciation of the RMB against the U.S. dollar in 2019 and 2018.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on exchange rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB solely to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, however, this appreciation halted and the RMB was traded within a narrow range against the U.S. dollar. Between July 2010 and November 2015, the RMB fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of IMF completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, RMB is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. This depreciation halted in 2017, and the RMB appreciated approximately 7% against the U.S. dollar during this one-year period. In 2019 and 2018, the RMB depreciated 1.3% and 4.8% against the U.S. dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and RMB internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

The PRC government has exercised, and continues to exercise, substantial control over virtually every sector of the Chinese economy through regulation and state ownership, including the infrastructure and steel sectors where we have been doing our business. Any government decisions or actions to postpone, change or halt the construction of certain types of infrastructure projects for any reason, such as the high speed railway accident in July 2011 in South China, the reduction of 150 million tons of steel production announced between 2016 and 2018 and the strict environmental protection measures imposed on the steel industry since 2017, or any decisions the government might make to cut spending, could adversely impact our business and results of operations.

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

Our business and financial performance may be materially adversely affected if the PRC regulatory authorities determine that our acquisition of Ossen Materials Group constitutes a round-trip investment without governmental approval.

On August 8, 2006, six PRC regulatory agencies promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the 2006 M&A Rule, which became effective on September 8, 2006. According to the 2006 M&A Rule which was amended by the Ministry of Commerce on June 22, 2009, a “round-trip investment” is defined as having taken place when a PRC business that is owned by PRC individuals is sold to a non-PRC entity that is established or controlled, directly or indirectly, by those same PRC individuals. Under the 2006 M&A Rules which was amended by the Ministry of Commerce, or MOFCOM, on June 22, 2009, any round-trip investment must be approved by MOFCOM, and any indirect arrangement or series of arrangements which achieves the same end result without the approval of MOFCOM is a violation of PRC law.

However, the PRC regulatory authorities may take the view that the acquisition of shares in our PRC operating subsidiaries and the share exchange between our predecessor, Ultra Glory, and our subsidiary, Ossen Materials Group (“Ossen Materials”), are part of an overall series of arrangements which constitute a round-trip investment. If the PRC regulatory authorities take this view, we cannot assure you we may be able to obtain the approval required from MOFCOM. It is also possible that the PRC regulatory authorities could invalidate our acquisition and ownership of our Chinese subsidiaries, and that these transactions require the prior approval of the China Securities Regulatory Commission, or CSRC, before MOFCOM approval is obtained.

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

Our revenues are generated by our PRC subsidiaries. However, PRC regulations restrict the ability of our PRC subsidiaries to pay dividends and make other payments to their offshore parent company. PRC legal restrictions permit payments of dividends by our PRC subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries are also required under PRC laws and regulations to allocate at least 10% of their annual after-tax profits determined in accordance with PRC accounting standards to a statutory general reserve fund until the amounts in said fund reaches 50% of their registered capital. Allocations to these statutory reserve funds can be used only for specific purposes and are not transferable to us in the form of loans, advances, or cash dividends. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

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

Banks and other financial institutions in the PRC do not provide insurance for funds held on deposit. The Chinese government implemented the bank deposit insurance program on May 1, 2015. Financial institutions are required to pay insurance premiums into a fund that is managed by an agency appointed by the State Council. The program is designed to return bank clients' deposits if their bank suffers insolvency or bankruptcy. The reimbursement is drawn from the new fund in the case of the deposit being RMB 500,000 (approximately $71,735 as of December 31, 2019) or less. However, the implementation and impact of this program are uncertain. As a result, in the event of a bank failure, we may not have access to funds on deposit. Depending upon the amount of money we maintain in a bank that fails, our inability to have access to our cash could impair our operations, and, if we are not able to access funds to pay our suppliers, employees and other creditors, we may be unable to continue our business operations.

If relations between the United States and China worsen, investors may be unwilling to hold or buy our ordinary shares and our share price may decrease.

At various times during recent years, the United States and China have had significant disagreements over political and economic issues, which may result in or intensify potential conflicts in relation to territorial, regional security and trade disputes. In 2018 and 2019, the United States and China implemented certain trade policies, tariffs, other trade actions against each other relating to the import and export of certain products, and negotiations with respect thereto, may have a negative effect on our business, financial condition, and results of operations in China. Although the two sides signed the Phase One Trade Deal in January 2020, which officially agreed to the rollback of tariffs, expansion of trade purchases, and renewed commitments on intellectual property, technology transfer, and currency practices, it is unclear as to what the long-term impact of such agreement will be. Any continuing or worsening trade relations between the United States and China could significantly reduce domestic growth in China and therefore adversely affect our business, financial condition and results of operations.

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

In past years, U.S. public companies that have substantially all of their operations in China, particularly companies that have completed reverse merger transactions, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the United States Securities and Exchange Commission (the “SEC”). Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now, or were in the recent past, subject to shareholder lawsuits, SEC enforcement actions and are conducting internal and external investigations into the allegations. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation will be costly and time consuming and distract our management from growing our Company. If such allegations are not proven to be groundless, our Company and business operations will be severely impacted and your investment in our stock could be rendered worthless.

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

In May 2013, the PCAOB announced that it has entered into a Memorandum of Understanding (MOU) on Enforcement Cooperation with the China Securities Regulatory Commission (the CSRC) and the Ministry of Finance (the MOF). The MOU establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in both countries’ respective jurisdictions. More specifically, it provides a mechanism for the parties to request and receive from each other assistance in obtaining documents and information in furtherance of their investigative duties. In addition to developing enforcement MOU, the PCAOB has been engaged in continuing discussions with the CSRC and MOF to permit joint inspections in China of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

On November 18, 2016, the PCAOB issued its 2016 to 2020 Strategic Plan on improving the quality of the audit for the protection and benefits of investors, which revised the plan to update initiatives relating to the PCAOB’s new standard-setting process, planning for and adopting a permanent broker-dealer inspection program, inspecting firms located in China, audit quality indicators, monitoring and developing reports related to independence and the business model of the firms and business continuity. This may eventually improve PCAOB’s ability to conduct inspections of independent registered public accounting firms operating in China.

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

Under British Virgin Islands law, we may pay dividends if the directors declare that the company is able to satisfy the provisions of Section 57 of the BVI Business Companies Act, 2004, or the BVI Act. Pursuant to this provision, the company, immediately after the distribution, must satisfy the solvency test, in so far as its assets exceeds its liabilities, and the company must be able to pay its debts as they become due. Our ability to pay dividends will therefore depend on our ability to generate sufficient profits. Even if we are able to pay dividends, we cannot give any assurance that we will declare dividends of any amounts, at any rate or at all in the future. We have not paid any dividends in the past. Future dividends, if any, will be at the discretion of our board of directors, subject to the approval of our shareholders, and will depend upon our results of operations, our cash flows, our financial condition, the payment of our subsidiaries of cash dividends to us, our capital needs, future prospects and other factors that our directors may deem appropriate. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

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

We do not believe that we were a PFIC for our previous taxable year. However, because the determination of our PFIC status is based on such factual matters as the composition of our income and assets, the valuation of our assets, and our market capitalization, there is no assurance that the United Stated Internal Revenue Service (“IRS”) will agree with our position. In addition, there can be no assurance that we will not become a PFIC for current taxable year or in future taxable years. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ADSs or ordinary shares if we were to become a PFIC. See “Taxation — United States Federal Income Taxation.”

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

4.A. History and Development of the Company

We were incorporated under the laws of the British Virgin Islands as Ultra Glory International Ltd., or Ultra Glory, in 2010. We operate under the BVI Act. Our registered office is located at Akara Bldg., 24 De Castro Street, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. The telephone number of the registered office is +86 (21) 51192951. Our World Wide Web address is http://www.osseninnovation.com. Information contained on our website does not constitute a part of this annual report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

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

Capital Expenditures

We incurred capital expenditures of approximately $139,795 and $72,305 for the years ended December 31, 2019 and 2018, respectively, primarily in connection with maintenance and repair of current production lines. These capital expenditures were financed by proceeds from bank financing and cash provided by operating activities.

We expect to incur further capital expenditures in fiscal year 2020 in connection with our production lines.

4.B. Business Overview

Overview

We manufacture and sell an array of plain surface prestressed steel materials and rare earth coated and zinc coated prestressed steel materials, which we believe is the most comprehensive array among our competitors in China. Our materials are used in the construction of bridges, highways and other infrastructure projects in the PRC and internationally. Our facilities are located in Maanshan City, Anhui Province and in Jiujiang City, Jiangxi Province in the PRC. Based on our extensive experience in the industry, we believe that Ossen is one of the leading enterprises in the PRC in the design, engineering, manufacture and sale of customized prestressed steel materials used in the construction of bridges, highways, and other infrastructure projects in China.

During the year ended December 31, 2019, we generated revenue of approximately $107.3 million, or 77.2% of our total revenue (as compared to $103.4 million, or 76.0% of our total revenue, in 2018), from sales of our rare earth coated PC wires and PC strands.

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

Our products are marketed under the “Ossen” brand name both domestically and internationally. We handle all aspects of market research, product design, engineering, manufacturing, sales and marketing. We conduct our manufacturing operations in our ISO 9001 manufacturing facilities in Ma’anshan City and Jiujiang City in the PRC.

In 2013, the Chinese market began to adopt zinc-aluminum alloy coated PC wires and PC strands, which have more corrosion-resistance and stronger protective effect than zinc coated PC wires and PC strands. Our research and development department is currently developing a method to apply rare earth materials to the zinc-aluminum alloy coating process. We have made progress in developing such product so far and we will continue our research and development efforts in 2020. We anticipate that additional time will be necessary for such products to pass government inspection and to gain acceptance in the market.

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

Competitive Advantages

Our management believes that the following competitive strengths differentiate us from other domestic and international competitors and are the key factors to our success:

We are taking advantage of industry trends in the bridge infrastructure sectors in the PRC and other international markets

To echo the “13th-Five Year Plan” promulgated by the People’s Republic of China’s government in 2017, in recent years, the government places great effort in boosting the investment in transportation infrastructure sector in order to accelerate economic cooperation between regions within China. In line with the plan, the government had also promulgated several directives in relation to the improvement of transportation infrastructure aiming at alleviating poverty in areas with extreme poverty by providing them better access to and from other regions. As such, the growth in the infrastructure construction industry in China is expected to remain strong. Since December 2019, the National Development and Reform Commission has approved numerous infrastructure construction projects, amounting to approximately RMB270 billion, focusing on high speed rail, transportation infrastructure aiming at fostering communication and the mobility of people between cities and rural areas, in particular, the Western region, the Guangdong Province, Shandong Province, Hebei Province and Fujian Province. In addition, in response to the impact of the COVID-19 pandemic, China’s central and local governments have announced key infrastructure project investment plans for 2020. The total investment is approximately RMB 25 trillion (approximately $3.6 trillion) and the planned investment in 2020 is approximately RMB 3.5 trillion (approximately $500 billion). As the Company’s business is closely connected with the infrastructure investment in China, we believe that these developments should create new opportunities for us in 2020 and beyond.

Leading provider of customized prestressed steel materials

Based on our extensive experience in the industry, we believe that Ossen is one of the leading enterprises in the PRC in the design, engineering, manufacture and sale of customized prestressed steel materials used in the construction of bridges, highways, and other infrastructure projects in China. We manufacture and sell an array of plain surface prestressed steel materials and rare earth coated and zinc coated prestressed steel materials, which we believe is the most comprehensive array among our competitors in China and which are used in the construction of bridges, highways and other infrastructure projects in the PRC and internationally. Our facilities are located in Maanshan City, Anhui Province and in Jiujiang City, Jiangxi Province in the PRC.

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

Efficient proprietary production technology

We continually pursue technological improvements to our manufacturing processes via our strong in-house development teams. We own thirty-seven patents granted by the State Intellectual Property Office of the PRC, including seven invention patents and thirty utility model patents as of May 18, 2020. These patents and patent applications are intended to protect our technologies, including production processes of various wire ropes, pickling methods for steel wire materials, the quality control methods for certain steel wire products and devices designed for the production of steel wire. Our research and development efforts have generated technological improvements that have been instrumental in controlling our production costs and increasing our operational efficiency, most notably with respect to the development of our rare earth coated materials.

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

We generated approximately 1.8% and 3.3%, respectively, of our revenue during the years ended December 31, 2019 and 2018 from sales to customers in international markets including primarily Vietnam, South Korea, Japan, and Oman, primarily for use in the construction of bridges. Due to the anti-dumping measures imposed by the United States and European Union in 2008 and 2009 and recent stiff trade measures imposed by the United States government in 2018 and 2019, we do not intend to reestablish a presence in the United States or the European Union at the levels we experienced in 2008 in the near future. However, if opportunities arise in the U.S. or EU markets or in other international markets for us to win bids on projects or to reengage with former customers or establish relationships with new customers, we would pursue such opportunities. The measures imposed in 2018 and 2019 may have a negative impact on our business and results of operations because Chinese-based steel product exporters may focus more of their marketing efforts on the Chinese domestic market.

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

Experienced management and operational teams with domestic PRC international market knowledge

Our senior management team and key operating personnel have extensive management skills, relevant operating experience and industry knowledge. In particular, Dr. Liang Tang, our Chairman, is a Doctor of Economics, Senior Engineer and Professor of Finance and Statistics at the School of East China Normal University, and has extensive experience managing and operating companies in the prestressed steel industry. We believe our management team’s experience and in-depth knowledge of the market in China and internationally will enable us to continue to successfully execute our expansion strategies. In addition, we believe our management team’s strong track record will enable us to continue to take advantage of market opportunities that may arise.

Our Products

Our prestressed steel materials are categorized as plain surface products and coated products.

Plain Surface Products

Our plain surface products, which term refers to our uncoated plain surfaced and stabilized products, are characterized as follows:

•	Plain surface prestressed concrete, or PC, strands. These products consist of PC wires that are twisted into a bundle and used in precast concrete plates on the riding surface of bridges. These products are categorized based on size, strength and structure. Sizes range from 9.3mm to 17.8mm. Strength level ranges from 1570MPa (megapascal) to 2000MPa. The number of strands in the products varies between 3 and 7.

•	Unbonded plain surface PC strands. These products consist of plain surface PC strands that are coated with grease and extruded with high-density polyethylene. These products are used primarily in the construction of bridges and buildings.

•	PC wires, also referred to as stabilized materials. These products are further divided among the following three categories:

o	Plain surface PC wires. This product consists of an individual round wire used in the construction of buildings.

o	Indented PC wires. This product consists of an individual round wire that contains an indentation used in the construction of buildings.

o	Helical (spiral) rib PC wires. This product consists of an individual round wire whose surface is pulled out into a helical rib pattern used in the construction of railway ties, or sleepers, and buildings.

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

Competition

China is one of the world’s largest producers and markets for prestressed steel materials. In 2018 and 2019, our sales were predominantly to customers located in the PRC, and as a result, our primary competitors were PRC domestic companies.

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

Seasonality

Demand for our products is slightly affected by seasonality and is usually low during the first quarter of every year, as January or February is the Chinese New Year holiday and the winter weather in northern China is cold, which results in a slowdown of construction.

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

The suppliers that supplied us with a significant percentage of our raw materials for the past three years were Jiangsu Shagang Group Co., Ltd., Shanghai Chemical Industry Supply and Marketing Co., Ltd., Jiangxi Yigeer Technology Co., Ltd., Shanghai Yehao Steel Co. Ltd., and Baosteel Group Nantong Wire Products Co., Ltd. and all are based in China.

Purchases from our five largest suppliers accounted for 99.8% and 99.8%of our raw material purchases in 2019 and 2018, respectively. Nonetheless, we are not dependent on any one of our suppliers, as we are able to source raw materials from alternative vendors should the need arise. We have not experienced significant production disruptions due to a supply shortage from our suppliers, nor have we had any major dispute with a material supplier.

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

In 2019, Chinese central government focused on strictly controlling steel capacity increases after Chinese central government addressed the overcapacity in the steel industry and lowered steel production by approximately 150 million tons in last a few years before 2019. However, due to the uncertainty of the trade war between the United States and China and the slowdown of economic growth, as well as the increase of capacity utilization of Chinese steel industry which resulted in the higher output of steel products, the average price of our principal raw materials decreased in 2019.

The recent outbreak of the coronavirus known as COVID-19 in China and other geographic areas may cause a disruption of the global supply chain for certain raw materials necessary for our products. The extent to which COVID-19 impacts raw material prices in 2020 will depend on the future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable.

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

Generally, the manufacturing process involves the following:

•	Cleaning steel wire rods or other similar raw materials by chemical pickling, mechanical de-scaling or a similar process. The materials are then cold drawn and reduced until the desired diameter and resistance characteristics are achieved. This process is what provides the material with its strength.

•	In the production of strands, the individual wires (either 3 or 7 wires) are braided together to form a strand.

•	The final step is to subject the steel material to a thermo-chemical process which endows the material with mechanical properties, such as low relaxation, which enable the material to last over time.

Processing Lines

We currently have 18 processing lines, consisting of the following:

•	Two surface treatment lines, one located in our Maanshan facility and one in our Jiujiang facility, each composed of an acid pickling bath, rinsing bath, high pressure water rinsing bath, phosphating bath, saponification (boronizing) bath and cleaning bath.

•	Seven wire drawing production lines, four located in our Maanshan facility and three in our Jiujiang facility, each composed of a pay-off machine, drawn can and take-up machine. Each of our half-finished products is processed on a wire drawing production line.

•	Three PC strand stabilization treatment lines, two located in our Maanshan facility and one in our Jiujiang facility, each composed of stranding machines, straightening wheels, jockey wheels, medium frequency furnace, cooling tank, take-up and pay-off machines, a wire arraying machine and a layer winding machine. The PC strand stabilization product lines in our Jiujiang facility produce plain surface PC strands and zinc coated PC strands of various specifications.

•	One zinc galvanization line, located in our Jiujiang facility, composed of a pay-off machine, degreasing furnace, acid rinsing pickling tank, assistant plating tank, drying furnace, galvanizing furnace, drawing tower and take-up machine. Half-finished products needed for different series of zinc coated PC wires and strands are produced on this line.

•	Two surface finishing lines, both located in our Jiujiang facility, each composed of a pay-off machine, a finishing machine and a take-up machine. These production lines are used to produce half-finished products of zinc coated PC wires and strands.

•	Two PC wire stabilization treatment lines, both located in our Jiujiang facility, each composed of a pay-off machine, jockey wheel, straightening machine, indent marking machine, medium frequency furnace, cooling tank, towing machine, shearing machine and take-up machine. Zinc coated PC wires, round PC wires, indented PC wires and helical rib PC wires are produced on these production lines.

•	One unbonded PC strand line, located in our Jiujiang facility, composed of a pay-off machine, oiling machine, high-density polyethylene plastic injection machine, water tank, towing machine and take-up machine. This line is used to produce different series of unbonded plain surface PC strands and unbonded zinc coated PC strands.

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

In 2019 and 2018, sales to our six largest customers, in the aggregate, accounted for approximately 66.8% and 68.3% of our total sales, respectively. The following table provides the name of each customer that contributed to more than 10% of our revenues in each of 2019 and 2018 and the percentage of our revenues generated from such customers during these periods.

	2019 Revenues	2018 Revenues
Name of Customer	(%)	(%)
Zhangjiagang Shajing Iron and Steel Trading Co., Ltd.	21.4	*

Jiangsu Jinrun Steel Cable Co., Ltd.	*	13.6

Zhangjiagang OVM Machinery Co., Ltd.	10.2	14.1

Shanghai Xingshun Steel Pipe Factory	10.6	*

Zhejiang Kexin Engineering Material Co., Ltd.	*	14.6

Liuzhou OVM Machinery Co., Ltd.	*	10.2

* Less than 10% of our annual revenues.

The following table describes the breakdown of our sales in 2019 and 2018 between our domestic and international customers.

	For the Year Ended December 31,
	2019	2018
Domestic Sales	$136,414,471	$131,642,673

International Sales	$2,485,886	$4,462,194

Total Sales	$138,900,357	$136,104,867

Research and Development

Our research and development efforts are focused on three objectives:

•	Superior product safety and quality;
•	Reduction of operating costs; and
•	Sustaining growth through the development of new products.

We have a research and development team at each of our facilities. In total, seventeen employees are dedicated to research and development. We spent $4.4 million and $3.3 million in 2019 and 2018, respectively, on our research and development activities to customize products for new or existing customers and develop new products. The nature of our research and development activities needed for our product development is generally not cash intensive. In addition, a portion of the work is conducted by organizations and universities with which we have a collaborative relationship.

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

Specifically, we have entered into cooperation agreements with Jiujiang Institute pursuant to which the institute assists us in our efforts to improve the comprehensive function and manufacturing technique of our high strength, anti-erosion zinc coated prestressed strands. These high strength products, which have high endurance against erosion, are sold domestically and internationally. Pursuant to a two-year research cooperation agreement with Jiujiang Institute in 2017, Ossen Jiujiang agreed to provide its research and development resources such as the research and development team and testing laboratories for facilitating students of Jiujiang Institute to develop new technology know-how on certain galvanised prestressed technology with a view to reducing unit costs, improving production efficiency, upgrading product quality. On December 28, 2018, we have renewed our cooperation agreements with Jiujiang Institute for two more years.

In 2019, we also have three research and development projects listed as Jiujiang City Science and Technology Project. They are Φ15.20mm 1960MPa unbonded galvanized PC strand, Φ5.00mm 1960MPa aluminum alloy galvanized PC wire and Φ5.00mm 1960MPa galvanized aluminum and rare earth alloy galvanized PC wire. In addition, we are cooperating with other steel manufacturers in research efforts regarding zinc coated PC wires, which serve as raw materials for our zinc coated PC strands, indented PC wires and helical rib PC wires with high performance and are designed for our international customers.

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

Patents

As of May 18, 2020, we have thirty-seven patents registered with the State Intellectual Property Office of the PRC, including seven invention patents and thirty utility model patents.

Between January 1, 2019 and May 18, 2020, two previously-pending utility model patent was approved by the State Intellectual Property Office.

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

The following table provides the name, the application number or patent number, the name of the applicant or patent holder and the status of each of our registered utility model patents and utility model patent applications, and the expiration dates of our registered utility model patents:

Name	Application No. /Patent No.	Applicant /Patent Holder	Status	Expiration Date
Lubricating Device for Twisted Strand of Steel Strand	ZL201821549310.9	Ossen Materials	Registered	09/20/2028

Inductive Water Saving Device	ZL201220218155.4	Ossen Materials	Registered	06/25/2021

Anti-Impact Gear	ZL201220217756.3	Ossen Materials	Registered	06/23/2021

Lock Device for PC Strand Production Wheel	ZL201220218156.9	Ossen Materials	Registered	06/25/2021

New Dies for Wire Drawing	ZL201320723167.7	Ossen Materials	Registered	12/24/2022

Energy-saving Device for Acid Mist Drainage	ZL201320722838.8	Ossen Materials	Registered	12/24/2022

Cold Assembly Mould	ZL201420023335.0	Ossen Materials	Registered	1/14/2024

Prestressed Strand Spreader	ZL201420023447.6	Ossen Materials	Registered	1/14/2024

Pickling Pool Electric Heating Control System	ZL201620087931.4	Ossen Materials	Registered	1/26/2026

Air Compressor Motor Protection System	ZL201620087953.0	Ossen Materials	Registered	1/26/2026

Prestressed Steel Wire Ultrasonic Vibration Pickling Pool	ZL201621197903.4	Ossen Materials	Registered	11/6/2026

Prestressed Strand Online Water Removal Device	ZL201720979882.X	Ossen Materials	Registered	8/6/2027

Prestressed Steel Strand Production Spiral Air Cylinder	ZL201621197904.9	Ossen Materials	Registered	11/6/2026

Closed Soot Filter System for Strand Production	ZL201721178282.X	Ossen Materials	Registered	9/13/2027

Strand Take-up Machine	ZL201721177583.0	Ossen Materials	Registered	9/13/2027

Steel Wire On-line Oil Coating Device	ZL201721178741.4	Ossen Materials	Registered	9/13/2027

Prestressed Steel Strand Packaging Structure	ZL201720976708.X	Ossen Materials	Registered	8/6/2027

Air Circuit Control System	ZL201921561142.X	Ossen Materials	Registered	9/18/2029

Furnace for Zinc Coating Process	ZL201320200197.4	Ossen Jiujiang	Registered	4/18/2023

Actinomycetes Machine Discharge Line Protection Devices	ZL201320200077.4	Ossen Jiujiang	Registered	4/18/2023

Strand Actinomycetes Devices	ZL201320200171.X	Ossen Jiujiang	Registered	4/18/2023

Cooling Device with Distilled Water for Medium Frequency Furnace	ZL201320199776.1	Ossen Jiujiang	Registered	4/18/2023

U-shape Hot Galvanizing Furnace	ZL201420532006.9	Ossen Jiujiang	Registered	9/16/2024

Plastic Particle Drying Mixer	ZL201420798062.7	Ossen Jiujiang	Registered	12/16/2024

Multi-functional Line Traction Machine for Steel Wire Stabilization Processing Production Line	ZL201420798307.6	Ossen Jiujiang	Registered	12/16/2024

Dust Removing Device for Surface Treatment for Drawing Steel Wire	ZL201420798232.1	Ossen Jiujiang	Registered	12/16/2024

An Oil Weight Control Device for Unbonded Steel Strand	ZL201620720468.2	Ossen Jiujiang	Registered	7/10/2026

A Dedusting and Dedusting Device for A Prestressed Steel Strand Joint Machine	ZL201620720466.3	Ossen Jiujiang	Registered	7/10/2026

A Galvanized Steel Wire Fixture for Tensile Testing Machine	ZL201620720452.1	Ossen Jiujiang	Registered	7/10/2026

A Trapezoid Mold for Wire Rod Drawing of Carbon Steel	ZL201620720451.7	Ossen Jiujiang	Registered	7/10/2026

Trademarks

We have been granted a total of five trademarks, three of which are registered trademarks in the PRC and two of which are registered with the World Intellectual Property Organization (WIPO) in accordance with Madrid Agreement. The five trademarks which are described in the table below were transferred by Shanghai Ossen Investment Co., Ltd., an entity controlled by Dr. Liang Tang (“Shanghai Ossen”) to Ossen Materials in 2008 and 2009.

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

Environmental Matters

The Environmental Protection Law, promulgated by the National People’s Congress on December 26, 1989, is the primary law for environmental protection in China. The law establishes basic principles for coordinated advancement of economic growth, social progress and environmental protection, and defines the rights and duties of governments at all levels. Local environmental protection bureaus may set stricter local standards than the national standards and enterprises are required to comply with the stricter of the two sets of standards. Due to the nature of our business, we produce certain amounts of waste water, gas and solid waste materials during the course of our production. We believe that we are in compliance in all material respects with applicable PRC laws and regulations. All of our products meet the relevant environmental requirements under PRC laws and during the three years ended December 31, 2019, we were not subject to any fines or legal action involving non-compliance with any relevant environmental regulation, nor are we aware of any threatened or pending action, including by any environmental regulatory authority.

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

Value added tax

Pursuant to the Provisional Regulation of China on Value Added Tax and their implementing rules, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay VAT at a rate of 16.0% or 17.0% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer. Since May 1, 2018, the VAT rate is 16% which applies to the manufacturing sector in China. Since April 1, 2019, the VAT rate has been further reduced and is 13% for the manufacturing sector in China. Furthermore, when exporting goods, the exporter is entitled to a portion, or in some instances all, of the VAT refund that the exporter previously paid.

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

Employees

As of December 31, 2019 and 2018, we had 176 and 184 full-time employees, respectively. As of May 18, 2020, we had 177 full-time employees.

The following table shows the breakdown in numbers and percentages of employees by department as of December 31, 2019:

Functions	Number of employees	% of total
Manufacturing	100	57%
Research & Development	17	10%
Quality Control	6	3%
General Administration, Purchasing, Sales and Marketing	53	30%
Total	176	100%

We have not experienced any significant labor disputes and consider our relationship with our employees to be good. Our employees are not covered by any collective bargaining agreement.

We have established an employee welfare plan in accordance with the relevant PRC laws and regulations. Our total expenses for this plan were approximately $190,117 and $265,491 in 2019 and 2018, respectively.

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

4.C. Organizational Structure

Our Majority Shareholders

Pursuant to securities purchase agreements dated August 7, 2018, on August 8, 2018 and August 14, 2018, Effectual Strength Enterprises Limited (“Effectual”), a British Virgin Islands company controlled by Dr. Liang Tang, purchased:

•	600,000 shares from Fascinating Acme Development Limited, an entity controlled by the spouse of Wei Hua, our Chief Executive Officer and Chief Financial Officer, at a price of $2.582 per ADS, each ADS representing three ordinary shares; and
•	600,000 shares from Gross Inspiration Development Limited, an entity controlled by the spouse of Xufeng Zhou, our senior manager, at a price of $2.582 per ADS.

On October 2, 2018, Acme, a wholly-owned subsidiary of Pujiang and an entity controlled by Dr. Liang Tang, purchased 13,050,000 of our ordinary shares from Effectual, in exchange for the issuance of 54,404 shares of Pujiang to Elegant Kindness Limited, a British Virgin Islands company wholly owned by Dr. Liang Tang. Consequently, Acme now holds 13,050,000 of our ordinary shares.

On May 28, 2019, Pujiang, the parent entity of Acme, was successfully listed and commenced trading on the main board of the Hong Kong Stock Exchange. Dr. Liang Tang, our Chairman, is currently a 64.39% shareholder and the chairman of Pujiang.

We are a “controlled company” as defined under the Nasdaq listing rules because Pujiang beneficially own approximately 65.9% of the aggregate voting power of our outstanding ordinary shares.

Our Subsidiaries

British Virgin Islands Companies

Ossen Innovation Group, our wholly owned subsidiary, is the sole shareholder of two holding companies organized in the British Virgin Islands: Ossen Group (Asia) Co., Ltd., or Ossen Asia, and Topchina Development Group Ltd., or Topchina. All of the equity of Ossen Asia and Topchina had been held by Dr. Liang Tang, our Chairman, since inception. In May 2010, Dr. Liang Tang transferred these shares to Ossen Innovation Group in anticipation of the public listing of our company’s shares in the United States.

Ossen Asia is a British Virgin Islands company organized on February 7, 2002. Ossen Asia has one direct operating subsidiary in China, Ossen Materials. Ossen Asia owns 81% of the equity of Ossen Materials.

Topchina is a British Virgin Islands company organized on November 3, 2004. Ossen Materials and Topchina directly own an operating subsidiary in China, Ossen (Jiujiang) Innovation Materials Co., Ltd., or Ossen Jiujiang. As of December 31, 2019, Ossen Materials owned 20.5% of the equity of Ossen Jiujiang and Topchina owned 79.5%.

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

Ossen Asia owns 81% of the equity of Ossen Materials. The remaining 19% is held in the aggregate by three third-party Chinese entities, two of which are controlled by Chinese governmental entities and one of which is controlled by Zhonglu Co. Ltd., a company whose shares are listed on the Shanghai Stock Exchange, and Ossen Group PRC, which is ultimately controlled by Chinese citizens.

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

As of December 31, 2019, our production facility and office in Maanshan City had a total gross floor area of approximately 14,668 square meters and we employed 46 production personnel at that facility. Our Maanshan facility contained seven processing lines. As of December 31, 2019, our production facility and office in Jiujiang City had a total gross floor area of approximately 20,810 square meters and we employed 54 production personnel at that facility. Our Jiujiang facility contained eleven processing lines. The production volume of our Ma’anshan facility and Jiujiang facility was 191,529 tons in 2019, as compared to 193,174 tons in 2018.

Historically, we did not experience any form of disruption in our production facilities. However, from July 2018 to December 2018, due to a local government's construction accident affecting a high-voltage transmission line near Ossen Jiujiang production facility, the power supply to some of our zinc coating processing lines was interrupted, resulting in the inoperability of several pieces of equipment. We were able to overcome this temporary interruption by purchasing semi-finished zinc coated products to produce finished zinc coated products. Since China’s Spring Festival national holiday in late January 2019 and up to March 9, 2020, due to the widespread of the COVID-19 pandemic in China, many cities imposed travel and work restrictions in efforts to curb the spread of COVID-19. As a result, the factories situated in Jiujiang and Ma’anshan have been temporarily closed after the Chinese New Year holiday until March 9, 2020 for the Jiujiang and Ma’anshan Site, and the supply of the raw materials has been affected in February 2020. However, as of the date of this report, the factories are fully operational.

The total annual production of our two facilities decreased slightly in 2019 compared to 2018 primarily due to less production of rare earth coated products which had higher margin. In January 2020, we acquired a piece of land of approximately 63,000 square meters for the construction site of the new production facility in Jiujiang, Jiangxi Province. Due to delays caused by the COVID-19 pandemic, we plan to commence the construction work in the second half of 2020, subject to the government’s approval on the construction plan and any other potential delays relating to the pandemic or otherwise.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our consolidated financial statements, the notes to those financial statements and other financial data that appear elsewhere in this annual report. In addition to historical information, the following discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements due to a number of factors, including those set forth in “Risk Factors” and elsewhere in this report. Our consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”).

5.A. Operating Results

Overview

General

We manufacture and sell an array of plain surface prestressed steel materials and rare earth coated and zinc coated prestressed steel materials, which we believe is the most comprehensive array among our competitors in China. Our materials are used in the construction of bridges, highways and other infrastructure projects in the PRC and internationally. Our facilities are located in Maanshan City, Anhui Province and in Jiujiang City, Jiangxi Province, in the PRC. Based on our extensive experience in the industry, we believe that Ossen is one of the leading enterprises in the PRC in the design, engineering, manufacture and sale of customized prestressed steel materials used in the construction of bridges, highways, and other infrastructure projects in China.

Important Factors Affecting our Results of Operations and Existing Trends

COVID-19

Our factories in Jiujiang and Ma’anshan were temporarily closed from China’s Spring Festival national holiday in late January to March 9, 2020, as a result of the COVID-19 outbreak. A prolonged outbreak of COVID-19 could result in disruption of supply chain of certain raw materials necessary for our products, restrictions on our travel to support our sites or our customers around the world, decrease of customer demand, restrictions on our travel to support our sites or our customers around the world, and delays in our production and construction of our new production facilities in Jiujiang, Jiangxi, China. The extent to which COVID-19 impacts raw material prices in 2020 will depend on the future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable. All these factors may affect our overall financial performance in 2020, although we cannot quantify the overall impact at this time.

Product Mix and Industry Trends

Our results of operations also depend in part on the product mix that we attain during a particular financial reporting period. We produce and sell products according to customer orders. As an overall percentage of sales, sales of our coated products increased from 95.7% in 2018 to 96.0% in 2019.

Overall gross margin of our products was 16.1%, 15.1% and 11.1% respectively in 2019, 2018 and 2017. The increase of gross margin in 2018 was primarily due to the increase of the prices of our steel products. The increase of gross margin in 2019 compared to 2018 was primarily due to the increase in sales of high margin rare earth coated products.

As an overall percentage of sales, sales of our coated products increased to 96.0% in 2019 from 95.7% in 2018 and 80.5% and 79.4%, respectively, of our coated product sales in the years ended December 31, 2019 and December 31, 2018 were sales of rare earth coated products and the remaining 19.5% and 20.6%, respectively, were zinc coated products.

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

When steel prices decline, customer demands for lower prices and our competitors' responses to those demands could result in lower sale prices and, consequently, lower margins. Significant or rapid declines in steel prices or reductions in sales volumes could result in us incurring inventory or goodwill impairment charges. Changing steel prices therefore could significantly impact our net sales, gross margins, operating income and net income. In 2014 and 2015, steel supply outpaced demand as China’s economic growth slowed and growth in steel demand in China remained weak. The price of all of our principal raw materials decreased in 2014 and 2015 due to the market condition of steel industry in China. However, since raw materials purchased for our rare earth and zinc coated products are produced by only a select few steel manufacturers, the average price of these raw materials was not as volatile as other steel products, and the decline is not as much as those that are mass produced such as raw materials for plain surface products in 2014 and 2015. In 2016, 2017 and 2018, Chinese Government continued its policy to cut excessive industrial capacity and reform the supply-side of its economy, while strictly controlling steel capacity increases. As a result, the average price of steel products, including our products and principal raw materials, increased in 2016, 2017 and 2018. In 2019, Chinese central government focused on strictly controlling steel capacity increases after Chinese central government addressed the overcapacity in the steel industry and lowered steel production by approximately 150 million tons in last a few years before 2019. However, due to the uncertainty of the trade war between the United States and China and the slowdown of economic growth, as well as the increase of capacity utilization of Chinese steel industry which resulted in the higher output of steel products, the average price of steel products, including our products and principal raw materials, decreased in 2019. The recent outbreak of the coronavirus known as COVID-19 in China and other geographic areas may cause a disruption of the global supply chain for certain raw materials necessary for our products and could threaten the health and safety of our employees. A prolonged outbreak of COVID-19 could create disruptions that may, over time, slow down manufacturing in impacted jurisdictions and disrupt supply chain of certain raw materials necessary for our products. The extent to which COVID-19 impacts raw material prices in 2020 will depend on the future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable. We are unable to determine the full impact of the outbreak at this time and will continue to closely monitor this developing situation.

We currently purchase almost all of our new materials from a very small number of suppliers. Purchases from our five largest suppliers amounted to 99.8%, 99.8% and 99.7% of our total raw material purchases in 2019, 2018 and 2017, respectively. To date, we have been able to obtain favorable pricing and delivery terms from these suppliers. However, if we were to increase the scale of our production, we may need to further diversify our supplier network and, as a result, may not be able to obtain favorable pricing and delivery terms from new suppliers.

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

Ossen Materials was subject to a 15% tax rate through 2012 as the result of it being designated a high-tech enterprise. In 2012, Ossen Materials renewed its status of high-tech enterprise, and would be subject to a 15% tax rate through 2015. In 2015, Ossen Materials renewed its status of high-tech enterprise again, and was subject to a 15% tax rate through 2018. In 2018, Ossen Materials renewed its status of high-tech enterprise again and will be subject to a 15% tax rate through 2020. Ossen Jiujiang was subject to a 15% tax rate through 2011 as the result of its being designated a high-tech enterprise. Since January 1, 2012, Ossen Jiujiang has enjoyed a tax rate of 15% as it is considered as a high-tech enterprise. In 2015, Ossen Jiujiang successfully renewed its status of high-tech enterprise, and was subject to a 15% tax rate through 2018. In 2018, Ossen Jiujiang renewed its status of high-tech enterprise again and will be subject to a 15% tax rate through 2021. In the event that our income tax obligations increase over time, our net income will be affected.

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

Financial expenses. Financial expenses consist of interest expense on bank loans and interest income.

Other Income. Our other income consisted of government grants and revenue from sales of scrap materials.

Income Taxes. Ossen Materials and Ossen Jiujiang have been recognized by their respective local government agencies as high-tech enterprises. As a result, both subsidiaries were subject to an income tax rate of 15% under relevant PRC income tax laws in 2019, 2018 and 2017.

Results of Operations

The following table sets forth the key components of our results of operations for the periods indicated, in dollars and as a percentage of revenue.

	For the Year Ended December 31,
	2019	% of Revenue	2018	% of Revenue	2017	% of Revenue
Revenues	138,900,357	100.0%	136,104,867	100.0%	132,375,915	100.0%
Cost of Goods Sold	116,541,972	83.9%	115,585,803	84.9%	117,721,799	88.9%
Gross profit	22,358,385	16.1%	20,519,064	15.1%	14,654,116	11.1%
Selling expenses	357,426	0.3%	327,365	0.2%	598,832	0.5%
General and administrative expenses	6,155,316	4.4%	5,263,914	3.9%	6,002,121	4.5%
Total operating expenses	6,512,742	4.7%	5,591,279	4.1%	6,600,953	5.0%
Income from operation	15,845,643	11.4%	14,927,785	11.0%	8,053,163	6.1%
Financial expenses, net	(2,382,405)	-1.7%	(1,621,486)	-1.2%	(1,610,337)	-1.2%
Other income, net	297,438	0.2%	208,071	0.2%	147,108	0.1%
Income before income taxes	13,760,676	9.9%	13,514,370	9.9%	6,589,934	5.0%
Income Taxes	(1,533,794)	-1.1%	(2,129,387)	-1.6%	(691,556)	-0.5%
Net Income	12,226,882	8.8%	11,384,983	8.6%	5,898,378	4.5%

Less: net income attributable to non-controlling interest	1,137,712	0.8%	1,005,530	0.7%	553,067	0.4%
Net income attributable to Ossen Innovation Co. Ltd.	11,089,170	8.0%	10,379,453	7.6%	5,345,311	4.0%
Other comprehensive income- Foreign currency translation gain (loss)	(1,744,846)	-1.3%	(6,272,303)	-4.6%	6,606,207	5.0%
Total other comprehensive income (loss)	(1,744,846)	-1.3%	(6,272,303)	-4.6%	6,606,207	5.0%
Comprehensive Income	9,344,324	6.6%	4,107,150	3.0%	11,951,518	9.0%

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenues. During the year ended December 31, 2019, we had revenues of approximately $138.9 million as compared to revenues of approximately $136.1 million during year ended December 31, 2018, an increase of approximately $2.8 million, or 2.1%. The increase in our revenues during the year ended December 31, 2019 was mainly attributable to a 3.8% increase in sales of rare earth coated PC wires and PC strands and a 151.8% increase in other products, partially offset by a 41.4% decrease in plain surface products and a 2.9% decrease in zinc coated PC wires and PC strands.

The following table provides a breakdown of our revenues during the years ended December 31, 2019 and 2018, respectively:

	Year ended December 31,
	2019		2018
	Revenue ($)	% of Total Revenue	Revenue ($)	% of Total Revenue	Difference
Products:
Plain surface PC strands	2,820,075	2.0%	4,812,541	3.5%	-41.4%
Zinc coated PC wires and PC strands	26,064,009	18.8%	26,834,870	19.7%	-2.9%
Rare earth coated PC wires and PC strands	107,273,567	77.2%	103,368,148	76.0%	3.8%
Others	2,742,706	2.0%	1,089,308	0.8%	151.8%
Total	138,900,357	100%	136,104,867	100%	2.1%

In 2019, we focused on the production and sale of rare earth coated PC wires and PC strands due to the increase in the average price and profitability of such products. As a result, the sales of rare earth coated PC wires and PC strands increased by $3.9 million, or 3.8%, to $107.3 million for the year of 2019.

The sales of zinc coated PC wires and PC strands were $26.1 million during the year ended December 31, 2019, a decrease of 2.9%, compared to the year ended December 31, 2018. The decrease of sales generated by zinc coated products in 2019 was primarily due to the decrease in market demand and the lower average price of such products in 2019.

The sales of plain surface PC strands and PC wires were $2.8 million during the year ended December 31, 2019, a decrease of $2.0 million, or 41.4%, compared to the year ended December 31, 2018. This decrease of sales generated by plain surface PC strands and PC wires was primarily due to the decrease in market demand during the period.

Other sales were $2.7 million during the year ended December 31, 2019, an increase of $1.6 million, or 151.8%, compared to the year ended December 31, 2018. This increase was primarily due to more scrap materials sold in 2019 compared to 2018 and the increase of service revenue.

Cost of Goods Sold. Cost of goods sold was approximately $116.5 million during the year ended December 31, 2019, as compared to approximately $115.6 million during the year ended December 31, 2018, representing an increase of 0.8%, or approximately $0.9 million. This increase occurred mainly because the total sales increased in 2019. As a percentage of revenues, cost of goods sold decreased from 84.9% during the year ended December 31, 2018 to 83.9% during the year ended December 31, 2019.

Gross Profit and Gross Margin. Our gross profit is equal to the difference between our revenues and our cost of goods sold. Our gross profit increased 9.0% to approximately $22.4 million during the year ended December 31, 2019, from approximately $20.5 million for the same period in 2018. For the years ended December 31, 2019 and 2018, our gross margin was 16.1% and 15.1%, respectively. The increase of gross margin was primarily due to the improvement of the profitability of rare earth coated PC wires and PC strands.

Selling Expenses. Selling expenses totaled $0.4 million for the year ended December 31, 2019, as compared to $0.3 million for the year ended December 31, 2018, an increase of 9.2%. This increase was primarily due to higher transportation cost for domestic sales in 2019, partially offset by lower freight and sales commission for international sales.

General and Administrative Expenses. General and administrative expenses totaled $6.2 million for the year ended December 31, 2019, as compared to $5.3 million for the year ended December 31, 2018, an increase of 16.9%. The increase in 2019 was primarily due to higher research and development cost in 2019.

Operating Income. As a result of the foregoing, operating income for the year ended December 31, 2019 was approximately $15.8 million, an increase of 6.1% as compared to approximately $14.9 million for the same period in 2018. As a percentage of net sales, operating income increased from 11.0% during the year ended December 31, 2018 to 11.4% during the year ended December 31, 2019. This increase was primarily due to higher sales and gross profit.

Income Taxes. We incurred income tax expenses of $1.5 million and $2.1 million in the fiscal years ended December 31, 2019 and 2018, respectively. The decrease was primarily due to more tax incentive received in 2019. Ossen Materials and Ossen Jiujiang were subject to a 15% tax rate as the result of being designated as high-tech enterprises through 2019.

Net Income. As a result of the foregoing, our net income totaled approximately $12.2 million for the year ended December 31, 2019, as compared to approximately $11.4 million for the year ended December 31, 2018, an increase of 7.4%.

Net Income Attributable to Non-controlling Interest. We own 81% of Ossen Materials and 96.1% of Ossen Jiujiang in the aggregate. Net income attributable to non-controlling interest represents the net income attributable to the holders of the remaining shares. Our net income attributable to non-controlling interest totaled approximately $1.1 million for the year ended December 31, 2019, as compared to approximately $1.0 million for the year ended December 31, 2018.

Foreign Currency Income (Loss). For the year ended December 31, 2019, foreign currency exchange loss was $1.7 million, compared to foreign currency exchange loss of $6.3 million, for the year ended December 31, 2018. The loss was due to the weakening of the exchange rate of the RMB versus the US dollar in 2019.

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

Income Taxes. We incurred income tax expenses of $2.1 million and $0.7 million in the fiscal years ended December 31, 2018 and 2017, respectively. Ossen Materials and Ossen Jiujiang were subject to a 15% tax rate as the result of being designated as high-tech enterprises through 2018.

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

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with U.S. GAAP. Our financial statements reflect the selection and application of accounting policies, which require management to make significant estimates and judgments. See Note 2 to our consolidated financial statements for “Summary of Significant Accounting Policies.” We believe that the following paragraphs reflect the most critical accounting policies that currently affect our financial condition and results of operations.

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

Revenue Recognition

In accordance with ASC Topic 606, Revenue from Contracts with Customers, the Company recognizes revenues when products are transferred to customers in an amount that reflects the consideration which the Company expects to receive in exchange for those products. In determining when and how revenues are recognized from contracts with customers, the Company performs the following five-step analysis: (i) identification of contract with customer; (ii) determination of performance obligations; (iii) measurement of the transaction price; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenues when (or as) the Company satisfies each performance obligation. The Company derives revenues from the processing, distribution and sale of its own products. The Company recognizes its revenues net of value-added taxes (“VAT”). The Company is subject to VAT which had been levied at the rate of 17% on the invoiced value of sales until April 30, 2018, after which date the rate was reduced to 16%. VAT rate was further reduced to 13% starting from April 1, 2019. Output VAT is borne by customers in addition to the invoiced value of sales and input VAT is borne by the Company in addition to the invoiced value of purchases to the extent not refunded for export sales.

Revenues are recognized at a point in time once the Company has determined that the customer has obtained control over the product. Control is typically deemed to have been transferred to the customer when the performance obligation is fulfilled based on the terms defined in the contract and each of the criteria under ASC 606 have been met. Contracts terms for domestic sales may require the Company to deliver the finished goods to the customers’ location or the customer may pick up the finished goods at the Company’s factory. International sales are recognized when shipment clears customs and leaves the port. The Company recognizes its revenues net of VAT.

Contracts with distributors do not offer any chargeback or price protection. The Company experienced no product returns and recorded no reserve for sales returns for the years ended December 31, 2019, 2018 and 2017.

The Company has adopted ASC 606 on January 1, 2018, using the transition method of Modified-Retrospective Method. The adoption of ASC 606 had no impact on the Company’s beginning balance of retained earnings.

Research and Development

Research and development costs are expensed as incurred and totaled approximately $4.4 million, $3.3 million and $4.3 million for the years ended December 31, 2019, 2018 and 2017, respectively. Research and development costs are included in general and administrative expenses in the accompanying statements of operations. Research and development costs are incurred on a project specific basis.

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

The Company also follows FASB ASC 740, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2019, the Company did not have a liability for unrecognized tax benefits. It is unlikely that the amount of liability for unrecognized tax benefits will significantly change over the next 12 months. It is the Company’s policy to include penalties and interest expense related to income taxes as a component of other expense and interest expense, respectively, as necessary. The Company’s historical tax years will always remain open for examination by the local authorities.

The Company has not provided for income taxes on accumulated earnings amounting $78,484,535 that are subject to the PRC dividend withholding tax as of December 31, 2019, since these earnings are intended to be permanently reinvested.

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

The company’s financial instruments primarily consist of cash and cash equivalents, restricted cash, accounts receivable, notes receivable, accounts payable, notes payable-bank acceptance notes, other payables and accrued liabilities, and short-term bank loans.

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, notes receivable, accounts payable, notes payable-bank acceptance notes, other payables and accrued liabilities, and short-term bank loans approximate fair value because of the short-term nature of these items. The estimated fair values of short-term bank loans were not materially different from their carrying value as presented due to the short maturities and that the interest rates on the borrowing approximate those that would have been available for loans of similar remaining maturity and risk profile. As the carrying amounts are reasonable estimates of the fair value, these financial instruments are classified within Level 1 of the fair value hierarchy.

Accounts Receivable

Accounts receivable are carried at net realizable value. The Company reviews its accounts receivables on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s historical payment history, its current credit-worthiness and current economic trends. Accounts are written off after exhaustive efforts at collection. If accounts receivable are to be provided for, or written off, they would be recognized in the consolidated statement of operations within operating expenses. Balance of allowance of doubtful accounts was $1.3 million and $0.9 million at December 31, 2019 and 2018, respectively. The increase was mainly due to the increase of accounts receivable as of December 31, 2019.

Inventories

Inventories are stated at the lower of cost or net realizable value, which is based on estimated selling prices less any further costs expected to be incurred for completion and disposal. Cost of raw materials is calculated using the weighted average method and is based on purchase cost. Work-in-progress and finished goods costs are determined using the weighted average method and comprise direct materials, direct labor and an appropriate proportion of overhead. The Company considers a provision for excess, obsolete, or slow-moving inventory based on changes in customer demand, technology developments or other economic factors. At December 31, 2019 and 2018, the Company has $119,775 and $121,370 reserve for inventories, respectively.

Advance to Suppliers

Advance to Suppliers represents interest-free cash paid in advance to suppliers for purchases of raw materials. The balance of advance to suppliers was $74.4 million and $70.0 million at December 31, 2019 and 2018, respectively. Among the balance of $74.4 million, the aging of $46.2 million was within 60 days, $19.0 million was between 60-180 days, $9.1 million was between 180 days and 1 year, and $0.1 million was over 1 year. High carbon steel wire rods are the primary raw material required to manufacture prestressed steel materials. Most suppliers of high carbon steel wire rods require advance payment. Advance to suppliers at December 31, 2019 increased from 2018 in order to secure favorable treatment in terms of supply of raw materials. No allowance was provided for the prepayments balance at December 31, 2019 since we have not experienced any difficulty with the collectability of the balance with our suppliers who have the payment for over 1 year.

In 2019, Chinese central government focused on strictly controlling steel capacity increases after Chinese central government addressed the overcapacity in the steel industry and lowered steel production by approximately 150 million tons in last a few years before 2019. However, due to the uncertainty of the trade war between the United States and China and the slowdown of economic growth, as well as the increase of capacity utilization of Chinese steel industry which resulted in the higher output of steel products, the average price of steel products, including our products and principal raw materials, decreased in 2019. We were able to receive raw materials delivered by our suppliers in 2019 at a discounted price, locked in by prepayments. We expect to continue using the advance payment to suppliers to lock a discounted price of raw materials and the balance of advance to suppliers may fluctuate depending on the market development.

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

Lease

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). Lessees are required to recognize a right-of-use asset and a lease liability for virtually all of their leases (other than leases that meet the definition of a short-term lease). The liability is equal to the present value of lease payments. The asset is based on the liability, subject to certain adjustments, such as for initial direct costs. For income statement purposes, a dual model was retained, requiring leases to be classified as either operating or finance leases. Operating leases result in straight-line expense (similar to operating leases under the prior accounting standard) while finance leases result in a front-loaded expense pattern (similar to capital leases under the prior accounting standard). Lessor accounting is similar to the prior model, but updated to align with certain changes to the lessee model (e.g., certain definitions, such as initial direct costs, have been updated) and the new revenue standard, ASU 2014-9.

The Company adopted this new accounting standard on January 1, 2019 and the adoption has no material impact on the Consolidated Financial Statements.

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

No impairment loss is subsequently reversed even if facts and circumstances indicate recovery. There was no impairment loss recognized for the years ended December 31, 2019, 2018 and 2017.

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

Recently Adopted Accounting Pronouncements

In February 2016, the FASB established Topic 842, Leases, by issuing Accounting Standards Update (ASU) No. 2016-02, which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. Topic 842 was subsequently amended by ASU No. 2018-01, Land Easement Practical Expedient for Transition to Topic 842; ASU No. 2018-10, Codification Improvements to Topic 842, Leases; and ASU No. 2018-11, Targeted Improvements. The new standard establishes a right-of-use model (ROU) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. Operating leases result in straight-line expense (similar to operating leases under the prior accounting standard) while finance leases result in a front-loaded expense pattern (similar to capital leases under the prior accounting standard). The amendments in this Update are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years for a public business entity. Early application of the amendments in this Update is permitted for all entities. The Company started adoption of ASU 2016-02 for the fiscal year ended December 31, 2019, including interim periods within those fiscal years. The adoption of this new standard did not impact our consolidated statements as the Company did not have any lease arrangements.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, “Measurement of Credit Losses on Financial Instruments”, to require financial assets carried at amortized cost to be presented at the net amount expected to be collected based on historical experience, current conditions and forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. The ASUs are effective for interim and annual periods beginning after December 15, 2019, with early adoption permitted. Adoption of the ASUs is modified retrospective. The Company is currently evaluating the impact of the adoption of ASU 2016-13 on the Company’s consolidated financial statements.

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

In August 2018, the FASB issued ASU 2018-13 Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates, adds, and modifies certain disclosure requirements for fair value measurements under ASC 820. This ASU is to be applied on a prospective basis for certain modified or new disclosure requirements, and all other amendments in the standard are to be applied on a retrospective basis. The new standard is effective for interim and annual periods beginning after December 15, 2019, with early adoption permitted. The Company is currently evaluating the impact of adoption on the Consolidated Financial Statements.

5.B. Liquidity and Capital Resources

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

Our cash and cash equivalents, and restricted cash which are denominated in RMB, were approximately $2.6 million and $6.0 million, respectively, at December 31, 2019, as compared to $3.4 million and $4.1 million, respectively, at December 31, 2018. The decrease in cash and cash equivalents and the increase in restricted cash were mainly because the increase in bank acceptance notes. For the years ended December 31, 2018 and 2019, we used a significant portion of our cash reserve to purchase raw materials to satisfy our production needs and to maintain satisfactory levels of inventory. In 2016, 2017 and 2018, Chinese central bank, the People’s Bank of China, maintained a prudent and neutral monetary policy and local banks have generally maintained tight lending policies, in addition to the Chinese government’s policy to reduce the country’s steel capacity which resulted in further tightened lending to steel companies, thereby limiting our ability to borrow funds for working capital purpose. In 2019, the People’s Bank of China relaxed monetary policy and lowered its reserve requirement ratio for all banks, which encouraged more bank loans to Chinese companies. We also had net profits and positive cash flow from operating activities. We believe that our cash reserves, together with expected cash flow from operations and short-term loans, are sufficient to allow us to continue to operate for the next 12 months. For details of our bank loans and notes payables please see “Bank Loans and Bank Acceptance Notes” below.

We had $4.6 million of accounts receivable aged over 180 days as of December 31, 2019. We had $5.8 million of accounts receivable aged over 180 days as of December 31, 2018. As of May 1, 2020, we have collected approximately $34.5 million of the $72.5 million of accounts receivable outstanding as of December 31, 2019. The remaining approximately $38.0 million of uncollected accounts receivable are mainly from construction companies that have long-term business relationship with us. Based on our historical experience, most of these projects are government sponsored programs and we are confident that we will be able to collect the balance when the projects are completed.

In May 2019, we borrowed approximately $2.6 million from Pujiang. The annual interest rate of the loan is 8% and it has a one-year term. We used the proceeds of approximately $1.7 million to pay off the balance due to Dr. Liang Tang and approximately $0.9 million for general corporate purposes. We plan to renew this loan with Pujiang when it is due in May 2020.

We believe that current cash balances, future cash provided by operations, and amounts available under our line of credit or bank borrowings will be sufficient to cover our operating and capital needs in the ordinary course of business for the foreseeable future. We continue, however, to evaluate and take action, as necessary, to preserve adequate liquidity and ensure that our business can continue to operate during these uncertain times. If we experience an adverse operating environment or unanticipated and unusual capital expenditure requirements, additional financing may be required. Consequently, we are actively monitoring spending and taking action, when necessary, to align spending with sales performance. We also plan to defer non-essential capital investments amid the COVID-19 pandemic. No assurance can be given, however, that additional financing, if required, would be available at all or on favorable terms. We might also require or seek additional financing for the purpose of bidding new projects growing our existing markets, or for other reasons. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

Accounts Receivable

In 2019 and 2018, the accounts receivable collection period of our domestic customers was approximately 175 and 150 days after receiving the materials at their construction site, respectively. As of December 31, 2019, our accounts receivable increased to $72.5 million from $60.6 million at December 31, 2018 as a result of slower collection of accounts receivable in 2019.

The average Days Sales Outstanding (“DSO”) of 2019 and 2018 were 175 and 150 days, respectively. The DSO as of December 31, 2019 and 2018 were 191 and 162 days, respectively. The increase in DSO as of December 31, 2019 was primarily due to the slower payments from our customers during 2019.

The following table describes the aging of our accounts receivable during 2019 and 2018:

As of Date	Account Receivables Balance (in US Dollars)	<60 days	60-90 days	90-180 days	>180 days
December 31, 2019	72,544,202	52,336,097	4,723,410	10,928,413	4,556,282
December 31, 2018	60,586,869	40,328,956	7,571,838	6,900,964	5,785,111

Major Customers

During the years ended December 31, 2019, 2018 and 2017, our six largest customers contributed 66.8%, 68.3% and 74.8% of our total sales, respectively. See “Business—Our Customers” above. As a result of our reliance on a limited number of customers, we may face pricing and other competitive pressures, which may have a material adverse effect on our profits and our revenues. The volume of products sold for specific customers varies from year to year, especially since we are not the exclusive supplier for any customers. In addition, there are a number of factors, other than our performance, that could cause an unpredictable loss of a customer or substantial reduction in the business. For example, our customers may decide to reduce spending on our products due to insufficient funding or delay of the project, or a customer may no longer need our products following the completion of a project. The loss of any one of our major customers, a decrease in the volume of sales to these customers or a decrease in the price at which we sell our products to them could materially adversely affect our profits and our revenues.

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

Bank Loans and Bank Acceptance Notes

At December 31, 2019, we had approximately $17.1 million of short-term bank loans and $8.9 million of bank acceptance notes outstanding, as compared to approximately $13.6 million of short-term bank loans and $8.7 million of bank acceptance notes outstanding at December 31, 2018. In 2019, Chinese government and Chinese banks relaxed monetary policy and lowered its reserve requirement ratio for all banks which encouraged more bank loans to Chinese companies including steel industry and our domestic customers.

Our notes payable of $8.7 million at December 31, 2018 and $8.9 million at December 31, 2019 represented the amount of bank acceptance notes our suppliers received from us for our purchases of raw materials. These notes were issued by financial institutions, typically by banks, that entitle our suppliers to receive the full face amount from the bank or financial institution at maturity. Our notes payable are interest-free and range from six months to one year from the date of issuance. These notes are subject to bank charges of 0.05% of the principal amount as commission on each issuance and in total were secured by $6.0 million and $4.1 million of restricted cash as of December 31, 2019 and 2018, respectively. Bank acceptance notes are commonly used in domestic China due to their enhanced credibility and the liquidity it provides to the bearer. The bearer always has the option to cash the bank acceptance notes before maturity at its issuing bank and receive a discounted amount in cash. We expect that bank acceptance notes will continue to account for a material portion of our total receivables and payables in the near future.

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

The weighted average annual interest rate of our short-term bank loans was 5.48%, 5.71% and 6.41% as of December 31, 2019, 2018 and 2017, respectively. Interest expense was $1.6 million, $0.9 million and $0.9 million for the years ended December 31, 2019, 2018 and 2017, respectively.

In 2019, we were able to rollover substantially all short-term bank loans and obtain new short-term bank loans from local Chinese banks, and we anticipate rollovers of substantially all current facilities that are set to mature in 2020. We also anticipate an increase in the availability of short-term bank loans in 2020 and we do not anticipate any difficulties to fund our operations. In the past, our affiliates, namely Ossen Material Research (formerly Shanghai ZFX), Shanghai Ossen, and Ossen Shanghai, have provided guarantees for certain of our short-term bank loans for no consideration. There can be no assurance that they will be willing or able to continue to provide similar guarantees on this basis with respect to future borrowings. We usually maintain lines of credit with several local banks, which will be utilized to fund our short-term operation and fulfill liabilities.

Working Capital

Our working capital was approximately $130.2 million at December 31, 2019, as compared to $113.1 million at December 31, 2018.

The working capital increase of $17.1 million in 2019 as compared with 2018 was due primarily to the increase of accounts receivable and advance to suppliers, partially offset by the decrease in inventories and the increase in short-term bank loans.

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

Cash Flows

In 2019, our cash flow from operations was positive primarily due to the increase in inventories, customer deposits and due to related party, partially offset by the increase in advance to suppliers and accounts receivable. In 2018, our cash flow from operations was positive primarily due to the increases in net income and customer deposits, and a decrease in advance to suppliers, partially offset by the increases in accounts receivable and inventories.

Years Ended December 31, 2019 and 2018

The following table sets forth a summary of our net cash flow information for the periods indicated:

	Year Ended December 31,
	2019	2018
Net cash provided by operating activities	$401,192	$7,619,314

Net cash used in investing activities	(139,795)	(72,305)

Net cash provided by (used in) financing activities	2,904,019	(700,151)

Operating Activities

Net cash provided in operating activities was approximately $0.4 million in 2019, as compared to $7.6 million of net cash provided in operating activities in 2018. This was the result of a $3.1 million increase in accounts receivable due to slower payment from our customers, a $5.7 million increase in advance to suppliers due to more prepayments for raw materials, a $6.2 million decrease in customer deposits from related parties due to less business opportunity from our related parties, and a $3.0 million decrease in due to shareholder due to repayment of the balance due to the chairman of Ossen Innovation, partially offset by a $5.8 million increase in inventories due to lower consumption of raw materials at the end of 2019, a $2.8 million increase in customer deposits, and a $2.3 million increase in due to related party.

Investing Activities

Net cash used in investing activities was $139,795 in 2019, as compared to $72,305 of net cash used in investing activities in 2018 as the result of more spending in maintenance and repair of production lines in 2019.

Financing Activities

Net cash provided in financing activities in 2019 was approximately $2.9 million, as compared to approximately $0.7 million of net cash used in financing activities in 2018. This was the result of a $67.6 million increase in proceeds from short-term bank loans, a $6.2 million increase in proceeds from long-term bank loans, partially offset by a $64.2 million increase in repayments of short-term bank loans and an increase in repayments of long-term bank loans.

5.C. Research and Development, Patents and Licenses, etc.

See the discussion under the headings “Research and Development,” “Intellectual Property” and “Patents” in Item 4 above.

5.D. Trend Information

See discussion in Parts A and B of this item.

5.E. Off-Balance Sheet Arrangements

As of December 31, 2019 we guaranteed $86.0 million short-term debt for Shanghai Pujiang. We do not have any other off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our investors.

5.F. Tabular Disclosure of Contractual Obligations

Our contractual obligations consist of short-term and long-term debt obligations. The following table sets forth a breakdown of our contractual obligations as of December 31, 2019:

	Payments due by period
		Less than			More than
CONTRACTUAL OBLIGATIONS	Total	1 year	1-3 years	3-5 years	5 years
Land Use Right	912,436	912,436	-	-	-
Short-term debt obligations (1)	25,967,974	25,967,974	-	-	-
Interest Commitments – Short-term bank loans	481,827	481,827	-	-	-
Long-term debt obligations (2)	6,097,453	-	6,097,453	-	-
Interest Commitments – Long-term bank loans	1,425,969	536,576	889,393	-	-
Total	34,885,659	27,898,813	6,986,846	-	-

(1)	Attributable to short-term bank loans and bank acceptance notes.
(2)	Attributable to long-term bank loans. Less than 1 year is the current portion of long-term bank loans.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth the name, age, positions and a brief description of the business experience of each of our directors, executive officers and key employees as of the date hereof.

Name	Position(s)	Age
Liang Tang	Chairman of the Board	52

Wei Hua	Chief Executive Officer, Chief Financial Officer and Director	57

Junhong Li	Director	53

Yingli Pan	Director	64

Zhongcai Wu	Director	70

There are no family relationships among our directors and officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management. The address of each of our directors and executive officers is c/o Ossen Innovation Co., Ltd., 518 Shangcheng Road, Floor 17, Shanghai, People’s Republic of China 200120.

Executive Officers and Directors

Dr. Liang Tang was appointed as our Chairman following our business combination. Dr. Tang has been the executive Director and the Chairman of the Board of Pujiang International Group Limited since December 2018. He has more than 20 years of experience in the steel industry. Prior to joining the Company, Dr. Tang first worked as an officer of the enterprise management office at Baosteel Group Shanghai Ergang Co., Ltd. from July 1988 to March 1993 and then promoted and worked as the deputy director of the enterprise management office from March 1993 to November 1994. He then served as the deputy head of the enterprise administrative division of the Shanghai Municipal Metallurgical Industry Bureau from November 1994 to May 1998. From May 1998 to May 2001, Dr. Tang served as an officer of the China Association of Social Workers, previously known as China Union of Social Workers. Thereafter, Dr. Tang served as the general manager of Innovation Material Research Institute from May 2001 to April 2004 and since April 2004, Dr. Tang has served as the president of Ossen Group Co, Ltd. (PRC). Dr. Tang graduated from Shanghai University in the PRC, previously Shanghai University of Technology, with a Bachelor’s degree in Metallurgy and Materials Engineering (Metal Pressure Processing Discipline) in July 1988. He then obtained a Master of Business Administration degree jointly organized by Peking University in the PRC and Fordham University in the USA in May 2002, and obtained a Doctoral degree in World Economics from East China Normal University in the PRC in July 2007.

Mr. Wei Hua was appointed as our Chief Executive Officer and a director of ours following our business combination. In January 1, 2017, Mr. Hua was appointed as our Chief Financial Officer. Mr. Hua has served as Chairman of the Board of Directors of Ossen Jiujiang since 2007. Since 2000, he has been the Assistant Chief Executive Officer for the Steel Department of Ossen Group. Before joining Ossen Group in 2000, from 1988 until 2000, Mr. Hua was a vice supervisor of the department of technology and quality supervision at Baosteel Group Shanghai Ergang Co., Ltd. From 1985 until 1988, Mr. Hua worked at Shanghai No. 5 Steel Factory. He graduated from Shanghai University with a degree in Business Management.

Mr. Junhong Li has been one of our directors since August 2010. Mr. Li has been the Senior Partner and Deputy Chief Accountant at Continental Certified Public Accountants since 2008. Prior to joining Continental Certified Public Accountants in 2008, from 2007 until 2008, Mr. Li was the Executive Director and Chief Financial Officer of ZMAY Holdings Limited. From 2004 until 2007, Mr. Li was Chief Financial Officer of Zhongmin On Line Technology Co. Ltd. Mr. Li has more than 20 years of experience in mergers and acquisitions, reorganizations and management consulting. Mr. Li received a bachelor’s degree from Central University of Finance and Economics and he is qualified as a certified public accountant.

Ms. Yingli Pan has been one of our directors since August 2010. Professor Pan has been a professor in the Department of Finance at Antai College of Economics & Management of Shanghai since 2005. Prior to being appointed professor at Antai College of Economics & Management of Shanghai in 2005, from 1984 until 2005, Professor Pan was a professor in the Finance Department at East China Normal University. Ms. Pan has been the independent non-executive director of Pujiang International Group Limited since December 2018, and the independent non-executive director of Postal Savings Bank of China since December 2019. From November 2011 to November 2018, she was the independent non-executive director of China Merchants Bank Co., Ltd. Professor Pan received a bachelor’s degree in economics from East China Normal University, a master’s degree in economics from Shanghai University of Finance and Economics and a doctoral degree in economics from East China Normal University.

Mr. Zhongcai Wu has been one of our directors since August 2010. Mr. Wu has been Chief Engineer in the Communications Department of Yunnan Province since 2002. Mr. Wu received a bachelor’s degree in road and bridge engineering from Hunan University.

Each of our directors will serve as a director until our next annual general meeting and until their successors are duly elected and qualified.

6.B. Compensation

For the years ended December 31, 2019 and 2018, the aggregate cash compensation that we paid to our executive officers and directors were approximately $83,000 and $86,300, respectively. There are no service contracts between us and any of our directors, except for those directors who are also our executive officers. Pursuant to PRC law, 25% of our executive officers’ salaries have been set aside for pension and retirement.

Employment Agreements

We have entered into an employment agreement with Dr. Liang Tang. Dr. Liang Tang is employed as Chairman of the Board of our Company. The term of his agreement is set to expire on December 31, 2021.   We may terminate the employment agreement for cause as specified in the agreement. Dr. Liang Tang may terminate the employment agreement with thirty days written notice. The employment agreement may be renewed upon the mutual agreement of the parties.

Each executive officer has agreed to hold in confidence any confidential information that he or she has obtained about the Company.

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

Audit Committee

Our audit committee consists of Junhong Li, Yingli Pan and Zhongcai Wu, each of whom satisfies the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which we refer to as the Exchange Act, and Rule 5605 of the Nasdaq rules. The audit committee oversees our accounting and financial reporting processes and audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Zhongcai Wu, Yingli Pan and Junhong Li, each of whom satisfies the independence requirements of Rule 5605 of the Nasdaq rules. The compensation committee assists the Board in reviewing and approving the compensation structure, including all forms of compensation relating to our directors and executive officers. Our Chief Executive Officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

·	reviewing and approving the total compensation package for our senior executives; and
·	reviewing periodically, and approving, any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Yingli Pan, Zhongcai Wu and Junghong Li, each of whom satisfies the independence requirements of Rule 5605 of the Nasdaq rules. The corporate governance and nominating committee assists the board in selecting individuals qualified to become members of our board and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

6.D. Employees

See the section entitled “Employees” in Item 4B. above.

6.E. Share Ownership

As of May 18, 2020, 19,791,110 of our ordinary shares were outstanding. Holders of our ordinary shares are entitled to vote together as a single class on all matters submitted to shareholders for approval. No holder of ordinary shares has different voting rights from any other holders of ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. Approximately 6,741,110 of our ordinary shares represented by American Depositary Receipts are held by an aggregate of 1 record holder in the United States.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The percentages of shares beneficially owned in the table below are based on 19,791,110 ordinary shares outstanding as of May 18, 2020.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 18, 2020 by:

·	each of our directors and executive officers; and
·	each person known to us to beneficially own more than 5% of our outstanding ordinary shares.

Unless otherwise noted below, the address for each listed shareholder, director or executive officer is 518 Shangcheng Road, Floor 17, Shanghai, People’s Republic of China 200120.

Name	Number of Shares	Percentage
5% or Greater Shareholders (1):

Pujiang International Group Limited (2)	13,050,000	65.9%

Directors and Executive Officers (1) :

Liang Tang (2)	13,050,000	65.9%

Wei Hua	-	-

Junhong Li	-	-

Yingli Pan	-	-

Zhongcai Wu	-	-

All directors and executive officers as a group (five individuals):	13,050,000	65.9%

(1)	Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Percentage of beneficial ownership of each listed person is based on ordinary shares outstanding as of the date of this filing, including ordinary shares convertible from all outstanding preferred shares, and the ordinary shares underlying any options and warrants exercisable by such person within 60 days of the date of this filing. Percentage of beneficial ownership of each listed person is based on ordinary shares outstanding as of May 18, 2020 and the ordinary shares underlying any options and warrants exercisable by such person within 60 days of the date of this filing.

(2)	Represents ordinary shares held by Acme Innovation Limited, a wholly-owned subsidiary of Pujiang International Group Limited. Pujiang International Group Limited is a Cayman Islands company listed on the Hong Kong Stock Exchange Dr. Liang Tang is a 64.39% shareholder and the chairman of Pujiang International Group Limited. See Item 4.C. above. The address of Pujiang International Group Limited is Floor 16, 518 Shangcheng Road, Shanghai, China 200120.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

See Item 6.E., “Share Ownership,” for a description of our major shareholders.

7.B. Related Party Transactions

Transfers of Shares Between Related Parties

Several of our subsidiaries and affiliates which are, or at one time were, controlled by our Chairman, transferred shares with other entities controlled by Dr. Liang Tang. See the discussion under Item 4.C. above for a description of these transactions.

Purchases from a Related Party

Historically, we purchased a significant percentage of our raw materials from an affiliated entity, Ossen Material Research (formerly Shanghai ZFX), an agent that supplies steel wire rods to prestressed concrete manufacturers in China such as our company. Ossen Material Research is controlled by our Chairman, Dr. Liang Tang. We have not procured any steel wire rods from Ossen Materials Research since 2014.

Sales to a Related Party

In 2019 and 2018, we sold $2.9 million and $2.8 million, respectively, of our products to Shanghai Pujiang Cable Co., Ltd., a subsidiary Shanghai Ossen acquired in September 2010 (“Shanghai Pujiang”). We sold $1.6 million and $2.9 million of our products to Zhejiang Pujiang Cable Co., Ltd., a subsidiary of Shanghai Pujiang in 2019 and 2018 (“Zhejiang Pujiang”). In 2019 and 2018, we generated approximately 3.2% and 4.2% of our revenue from sales to Shanghai Pujiang and Zhejiang Pujiang.

Guarantees

During the years ended December 31, 2019, 2018 and 2017, Ossen Material Research (formerly Shanghai ZFX), an affiliate of ours, and Ossen Shanghai, an affiliate of ours, and Shanghai Pujiang, an affiliate of ours, provided guarantees for certain of our short-term and long-term bank loans. The term of each of the short-term loans is within one year. The term of the long-term loans is within three years. The purpose of these loans is to fund our working capital needs. Local banks have required guaranties pursuant to their standard regulations.

Ossen Material Research guaranteed loans in the amount of $3.5 million, $0 and $3.7 million and notes payable in the amount of $0, $0 and $4.9 million in 2019, 2018 and 2017, respectively. Ossen Shanghai guaranteed loans in the amount of $0 in 2019, $0.6 million in 2018 and $0 in 2017. Shanghai Pujiang guaranteed loans in the amount of $0 in 2019, $9.4 million in 2018 and $3.7 million in 2017. Pujiang International guaranteed loans in the amount of $7.8 million in 2019, $0 in 2018 and $0 in 2017. These guarantees in 2019, 2018 and 2017 were provided for no consideration. In addition, in 2019, 2018 and 2017, we guaranteed loans in the amount of $86.0 million, $74.1 million and $5.4 million and notes payable in the amount of $0, $2.9 million and $0 for Shanghai Pujiang, we guaranteed loans in the amount of $0, $0 and $18.8 million for Ossen Material Research, and we guaranteed notes payable in the amount of $0, $0 and $25.4 million for Zhejiang Pujiang.

There can be no assurance that Ossen Material Research, Shanghai Pujiang, Ossen Shanghai and Pujiang International will be willing or able to continue to provide similar guarantees on this basis with respect to future borrowings. The loans that have come due have been repaid by us in full.

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

Loan from related party

In May 2019, we borrowed approximately $2.6 million from Pujiang. The annual interest rate of the loan is 8% and it has a one-year term. We used the proceeds of approximately $1.7 million to pay off the balance due to Dr. Liang Tang and approximately $0.9 million for general corporate purposes. We plan to renew this loan with Pujiang when it is due in late May 2020.

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

9.A. Offer and Listing Details

Our ADSs are listed for trading on the Nasdaq Capital Market under the symbol “OSN.” The shares began trading on December 21, 2010 on the Nasdaq Global Market. The listing of our ADS’s was transferred to the Nasdaq Capital Market on July 30, 2013. The closing price for the ADSs was $1.9467 on May 15, 2020.

On May 28, 2019, Pujiang, the parent entity of Acme, was successfully listed and commenced trading on the main board of the Hong Kong Stock Exchange.

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

Corporate Powers

Our company (formerly known as Ultra Glory International, Ltd.) was incorporated under the BVI Act on January 21, 2010. Pursuant to our memorandum of association, the objects for which we were established are unrestricted and we have full power and authority to carry out any objects not prohibited by the BVI Act, as the same may be revised from time to time, or any other law of the British Virgin Islands, except that we have no power to carry on banking or trust business, business as an insurance or reinsurance company, insurance agent or insurance broker, the business of company management, the business of providing the registered office or the registered agent for companies incorporated in the British Virgin Islands, or business as a mutual fund, mutual fund management or mutual fund administrator, unless we obtain certain licenses under the laws of the British Virgin Islands.

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

Subject to the discussion of PFICs below, dividends paid on our ADSs or ordinary shares that are received by U.S. Holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15% for taxable years beginning on or before December 31, 2013), provided that such dividends meet the requirements of "qualified dividend income." For this purpose, qualified dividend income includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met, and the stock of the non-U.S. corporation with respect to which dividends are paid is readily tradable on an established securities market in the U.S. (such as the Nasdaq Capital Market). Dividends that fail to meet such requirements, and dividends received by corporate U.S. Holders, are taxed at ordinary income rates. No dividend received by a U.S. Holder will be a qualified dividend (i) if the U.S. Holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. Holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (ii) to the extent that the U.S. Holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ADS or ordinary share with respect to which the dividend is paid. If we were to be a "passive foreign investment company" (as such term is defined in the Code) for any taxable year, dividends paid on our ADSs or ordinary shares in such year or in the following taxable year would not be qualified dividends. In addition, a non-corporate U.S. Holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates

Sale, Exchange or Other Disposition of ADSs or ordinary shares

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

10.F. Dividends and Paying Agents

Not Applicable.

10.G. Statement by Experts

Not Applicable.

10.H. Documents on Display

The Company is subject to the informational requirements of the Exchange Act and will file reports, registration statements and other information with the SEC. The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov. You may also visit us on our website at http://www.osseninnovation.com. However, information contained on our website does not constitute a part of this annual report.

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

As of December 31, 2019 and 2018, substantially all of our cash included bank deposits in accounts maintained within the PRC where there is currently no rule or regulation in place for obligatory insurance to cover bank deposits in the event of bank failure. However, we have not experienced any losses in such accounts and we believe we are not exposed to any significant risks on our cash in bank accounts.

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

Other risks

In addition to the risks described above, our business operations have been and may continue to be materially and adversely affected by the outbreak of the COVID-19. Our factories in Jiujiang and Ma’anshan were temporarily closed from China’s Spring Festival national holiday in late January to March 9, 2020, as a result of the COVID-19 outbreak. A prolonged outbreak of COVID-19 could result in disruption of supply chain of certain raw materials necessary for our products, decrease of customer demand, restrictions on our travel to support our sites or our customers around the world, and delays in our production and construction of our new production facilities in Jiujiang, Jiangxi, China. The extent to which COVID-19 impacts raw material prices in 2020 will depend on the future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable. All these factors may affect our overall financial performance in 2020, although we cannot quantify the overall impact at this time.

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

The depositary’s office is located at 4 New York Plaza, Floor 12, New York, New York, 10004.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.	CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act.  Our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

(b)	Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, (as defined in Rule 13a-15(f) and 15d-15(f)under the Exchange Act). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

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

Our management has conducted an assessment, including testing of the design and the effectiveness of our internal control over financial reporting as of December 31, 2019. In making its assessment, management used the criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013).

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2019.

(c)	Attestation Report of Independent Registered Public Accounting Firm

We are a non-accelerated filer under the rules of the Securities and Exchange Commission. Accordingly, we are not required to include in this annual report an attestation report of our independent registered public accounting firm.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Junhong Li, Yingli Pan and Zhongcai Wu. Our board of directors has determined that Junhong Li, Yingli Pan and Zhongcai Wu are “independent directors” within the meaning of Nasdaq Stock Market Rule 5605(a)(2) and meet the criteria for independence set forth in Rule 10A−3(b) of the Exchange Act. Junhong Li meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics (the “Code”). The purpose of the Code is to promote ethical conduct and deter wrongdoing. The policies outlined in the Code are designed to ensure that our directors, executive officers and employees act in accordance with not only the letter but also the spirit of the laws and regulations that apply to our business. We expect our directors, executive officers and employees to exercise good judgment, to uphold these standards in their day-to-day activities, and to comply with all applicable policies and procedures in the course of their relationship with the company. Any amendment to or waivers of the Code for members of our board of directors and our executive officers that are required to be disclosed by the rules of the SEC or Nasdaq will be disclosed on our website at http://www.osseninnovation.com within four business days following the amendment or waiver. During fiscal year 2019, no amendments to or waivers from the Code were made or given for any of our executive officers.

Our code of business conduct and ethics are publicly available on our website at http://www.osseninnovation.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Year Ended December 31, 2019	Year Ended December 31, 2018
Audit fees*	$135,000	$130,000

*Audit Fees – This category includes the audit of our annual financial statements, review of financial statements included in our quarterly reports and services that are normally provided by the independent registered public accounting firm in connection with engagements for those years and services that are normally provided by our independent registered public accounting firm in connection with statutory audits and the SEC regulatory filings or engagements.

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

On May 6, 2015, we announced a share repurchase program for up to a total of 500,000 shares of our ADS’s through May 2016 in accordance with applicable requirements of Rule 10b5-1 and/or Rule 10b-18 under the Exchange Act. On April 28, 2016, we announced that our board of directors authorized the extension of its repurchase plan of up to 166,667 shares of the Company's ADSs for an additional twelve months to May 2017. In the fiscal year ended December 31, 2017, no shares of our ADS’s have been purchased under the repurchase program. The repurchase program was not extended to 2018 and 2019.

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

Controlled Company

As of the date of this report, Pujiang beneficially own approximately 65.9% of the aggregate voting power of our outstanding ordinary shares. As a result, we will be a “controlled company” for purposes of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligation to comply with certain corporate governance requirements, including:

•	the requirement that our director nominees be selected or recommended solely by independent directors; and
•	the requirement that we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

Although we do not intend to rely on the controlled company exemptions under the Nasdaq listing rules, we could elect to rely on these exemptions in the future, and if so, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-47.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Documents

1.1	Amended and Restated Memorandum of Association (1)

1.2	Amended and Restated Articles of Association (1)

2.1	Form of American Depositary Receipt (included in Exhibit 2.3)

2.2	Form of Amended and Restated Ordinary Share Certificate (1)

2.3	Form of Deposit Agreement (3)

2.4	Description of Securities *

4.1	Share Exchange Agreement between Ultra Glory International Ltd., the shareholder of Ultra Glory International Ltd., Ossen Innovation Materials Group Co., Ltd. and the Shareholders of Ossen Innovation Materials Group Co., Ltd., dated July 7, 2010 (2)

4.2	Employment Contract by and between Ossen Innovation Co., Ltd. and Liang Tang, dated January 1, 2014 (4)

4.3	Employment Contract by and between Ossen Innovation Co., Ltd. and Wei Hua, dated January 1, 2017 *

8.1	Subsidiaries of the Registrant(5)

12.1	CEO and CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

13.1	CEO and CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **

101	Interactive Data File (XBRL).*

*	Filed as an exhibit hereto.
**	Furnished as an exhibit hereto.

(1)	Incorporated by reference to our Registration Statement on Form F-1/A, filed on September 29, 2010.

(2)	Incorporated by reference to our Shell Company Report on Form 20-F, filed on July 12, 2010.

(3)	Incorporated by reference to Post-Effective Amendment No. 1 to our Registration Statement on Form F-6, filed on August 11, 2016.

(4)	Incorporated by reference to our Annual Report on Form 20-F, filed on April 29, 2014.

(5)	Incorporated by reference to our Annual Report on Form 20-F, filed on May 14, 2019.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OSSEN INNOVATION CO., LTD.

/s/ Wei Hua

Name: Wei Hua
Title: Chief Executive Officer and Chief Financial Officer

Date: May 18, 2020

OSSEN INNOVATION CO., LTD.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONTENTS

PAGE	F-1	REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PAGE	F-2-F-3	CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2019 AND 2018

PAGE	F-4	CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

PAGE	F-5	CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

PAGE	F-6-F-7	CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

PAGE	F-8-F-44	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PAGE	F-45-F-47	SCHEDULE I — CONDENSED PARENT COMPANY FINANCIAL INFORMATION FOR THE YEARS ENDED DECEMBER 31, 2019, 2018, AND 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACOUNTING FIRM

Shareholders and Board of Directors

Ossen Innovation Co., Ltd.

Shanghai, China

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Ossen Innovation Co., Ltd. (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

We have served as the Company's auditor since 2015.

Shanghai, People’s Republic of China

May 18, 2020

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2019 AND 2018

	December 31,
	2019	2018
ASSETS
Current assets
Cash and cash equivalents	$2,576,677	$3,444,421
Restricted cash	6,025,718	4,070,655
Accounts receivable, net of allowance for doubtful accounts of $1,253,571 and $939,535 at December 31, 2019 and 2018, respectively	72,544,202	60,586,869
Inventories	15,100,328	17,177,926
Advance to suppliers	74,391,886	69,986,656
Other current assets	24,643	26,496
Accounts receivable - related parties	536,358	-
Total current assets	171,199,812	155,293,023
Property, plant and equipment, net	2,948,264	3,371,387
Land use rights, net	3,288,959	3,422,365
Deferred tax assets	206,002	159,136
TOTAL ASSETS	$177,643,037	$162,245,911

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2019 AND 2018 (Continued)

	December 31,
	2019	2018
Current Liabilities
Notes payable-bank acceptance notes	$8,895,107	$8,722,832
Short-term bank loans	17,072,867	13,593,080
Accounts payables	951,358	289,954
Customer deposits	3,131,916	283,869
Taxes payable	1,417,176	1,547,882
Other payables and accrued liabilities	3,875,529	3,980,565
Customer deposits – related parties	3,358,897	4,800,384
Due to shareholder	-	1,695,259
Due to related parties	2,297,639	-
Long-term bank loans – current portion	-	7,269,027
Total current liabilities	41,000,489	42,182,852
Long-term bank loans	6,097,453	-
TOTAL LIABILITIES	47,097,942	42,182,852

EQUITY
Shareholders' Equity
Ordinary shares, $0.01 par value: 100,000,000 shares authorized; 20,000,000 shares issued; 19,791,110 shares outstanding as both of December 31, 2019 and 2018	200,000	200,000
Additional paid-in capital	33,971,455	33,971,455
Statutory reserve	9,043,010	7,764,813
Retained earnings	78,484,535	68,673,562
Treasury stock, at cost: 208,890 shares as of December 31, 2019 and 2018	(192,153)	(192,153)
Accumulated other comprehensive loss	(5,789,815)	(4,044,969)
TOTAL SHAREHOLDERS’ EQUITY	115,717,032	106,372,708
Non-controlling interest	14,828,063	13,690,351
TOTAL EQUITY	130,545,095	120,063,059
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$177,643,037	$162,245,911

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

	Year Ended December 31,
	2019	2018	2017
REVENUES	$138,900,357	$136,104,867	$132,375,915
COST OF GOODS SOLD	116,541,972	115,585,803	117,721,799
GROSS PROFIT	22,358,385	20,519,064	14,654,116
Selling expenses	357,426	327,365	598,832
General and administrative expenses	6,155,316	5,263,914	6,002,121
Total Operating Expenses	6,512,742	5,591,279	6,600,953
INCOME FROM OPERATIONS	15,845,643	14,927,785	8,053,163
Financial expenses, net	(2,382,405)	(1,621,486)	(1,610,337)
Other income, net	297,438	208,071	147,108
INCOME BEFORE INCOME TAX	13,760,676	13,514,370	6,589,934
INCOME TAX	(1,533,794)	(2,129,387)	(691,556)
NET INCOME	12,226,882	11,384,983	5,898,378
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	1,137,712	1,005,530	553,067
NET INCOME ATTRIBUTABLE TO OSSEN INNOVATION CO.,LTD AND SUBSIDIARIES	11,089,170	10,379,453	5,345,311
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation gain (loss)	(1,744,846)	(6,272,303)	6,606,207
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	(1,744,846)	(6,272,303)	6,606,207
COMPREHENSIVE INCOME	$9,344,324	$4,107,150	$11,951,518
EARNINGS PER ORDINARY SHARE
Basic and diluted	$0.56	$0.52	$0.27
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic and diluted	19,791,110	19,791,110	19,791,110

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

	Total Ossen Innovation Co., Ltd. Shareholders’ Equity
	Ordinary Shares					Accumulated
	$0.01 Par Value		Additional Paid-in	Treasury stock		Other Comprehensive	Statutory	Retained	Non Controlling
	Shares	Amount	Capital	Shares	Amount	Income/(loss)	Reserve	Earnings	Interest	Total
Balance at January 1, 2017	20,000,000	$200,000	$33,971,455	(208,890)	$(192,153)	$(4,378,873)	$6,123,022	$54,590,589	$12,131,754	$102,445,794
Net income	-	-	-	-	-	-	-	5,345,311	553,067	5,898,378
Transfer to statutory reserve	-	-	-	-	-	-	549,232	(549,232)		-
Foreign currency translation adjustment	-	-	-	-	-	6,606,207	-	-		6,606,207
Balance at December 31, 2017	20,000,000	$200,000	$33,971,455	(208,890)	$(192,153)	$2,227,334	$6,672,254	$59,386,668	$12,684,821	$114,950,379
Net income	-	-	-	-	-	-	-	10,379,453	1,005,530	11,384,983
Transfer to statutory reserve	-	-	-	-	-	-	1,092,559	(1,092,559)		-
Foreign currency translation adjustment	-	-	-	-	-	(6,272,303)	-	-		(6,272,303)
Balance at December 31, 2018	20,000,000	$200,000	$33,971,455	(208,890)	$(192,153)	$(4,044,969)	$7,764,813	$68,673,562	$13,690,351	$120,063,059
Net income	-	-	-	-	-	-	-	11,089,170	1,137,712	12,226,882
Transfer to statutory reserve	-	-	-	-	-	-	1,278,197	(1,278,197)		-
Foreign currency translation adjustment	-	-	-	-	-	(1,744,846)	-	-		(1,744,846)
Balance at December 31, 2019	20,000,000	$200,000	$33,971,455	(208,890)	$(192,153)	$(5,789,815)	$9,043,010	$78,484,535	$14,828,063	$130,545,095

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

	Year Ended December 31,
	2019	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$12,226,882	$11,384,983	$5,898,378
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	606,045	641,647	796,566
Changes in operating assets and liabilities:
(Increase) Decrease In:
Accounts receivable	(11,957,333)	(8,886,939)	(14,401,465)
Inventories	2,077,598	(3,698,453)	12,519,709
Advance to suppliers	(4,405,230)	1,294,247	(24,551,618)
Other current assets	1,853	10,894	(6,023)
Deferred tax assets	(46,866)	(9,625)	16,440
Notes receivable - bank acceptance notes	-	-	15,280,381
Accounts receivable - related parties	(536,358)	-	-
Increase (Decrease) In:
Accounts payable	661,404	(69,973)	(1,144,936)
Customer deposits	2,848,047	(32,524)	180,490
Income tax payable	(130,706)	1,097,171	(144,084)
Other payables and accrued expenses	(105,037)	(256,258)	2,496,349
Customer deposits - RPT	(1,441,487)	4,800,384	-
Due to related party	2,297,639	-	(3,912)
Due to shareholder	(1,695,259)	1,343,760	44,000
Net cash provided by/ (used in) operating activities	401,192	7,619,314	(3,019,725)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	(139,795)	(72,305)	(37,848)
Net cash used in investing activities	(139,795)	(72,305)	(37,848)

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017 (Continued)

	Year Ended December 31,
	2019	2018	2017
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	85,479,789	17,900,302	13,497,882
Repayments of short-term bank loans	(81,777,165)	(17,543,051)	(17,380,550)
Proceeds from long-term bank loans	6,171,040	-	-
Repayments of long-term bank loans	(7,260,047)	-	-
Proceeds from notes payable-bank acceptance notes	9,002,458	9,063,444	14,662,757
Repayment of notes payable-bank acceptance notes	(8,712,056)	(10,120,846)	(14,588,702)
Net cash used in financing activities	2,904,019	(700,151)	(3,808,613)

INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	3,165,416	6,846,858	(6,866,186)
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(2,078,097)	(7,474,935)	8,088,466
Cash, cash equivalents and restricted cash at beginning of period	7,515,076	8,143,153	6,920,873

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD	$8,602,395	$7,515,076	$8,143,153

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid during the periods:
Income taxes paid	$1,749,389	$1,019,270	$840,670
Interest paid	$2,148,285	$1,388,283	$1,397,635
Non-cash transactions:
Appropriation to statutory reserve	$1,278,197	$1,092,559	$549,232

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

Ossen Innovation Co., Ltd., (“Ossen Innovation” or the “Company”) formerly known as Ultra Glory International, Ltd., or Ultra Glory, is a British Virgin Islands limited liability company organized on January 21, 2010 under the BVI Business Companies Act, 2004 (the “BVI Act”). Ultra Glory was a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, or similar business combination with an operating business.

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

The effect of the share exchange and the share sale is such that effectively a reorganization of the entities occurred for accounting purposes and was deemed to be a reverse acquisition.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

The share exchange acquisition was accounted for as a “reverse acquisition” since, immediately following completion of the transaction, the shareholders of Ossen Innovation Group have had effective control of Ultra Glory. For accounting purposes, Ossen Innovation Group is deemed to be the accounting acquirer in the transaction and, consequently, the transaction is treated as a recapitalization of Ultra Glory, i.e., a capital transaction involving the issuance of shares by Ultra Glory for the shares of Ossen Innovation Group. Accordingly, the combined assets, liabilities and results of operations of Ossen Innovation Group and its subsidiaries, became the historical financial statements of Ultra Glory at the closing of the share exchange, and Ultra Glory’s assets (primarily cash and cash equivalents), liabilities and results of operations is consolidated with those of Ossen Innovation Group beginning on the share exchange date. No step-up in basis or intangible assets or goodwill was recorded in this transaction. As this transaction was accounted for as a reverse acquisition, all direct costs of the transaction was charged to additional paid-in capital. All professional fees and other costs associated with transaction were expensed. The 15,000,000 shares of Ultra Glory, subsequent to the July 7, 2010 share exchange, are presented as if they are outstanding for all periods presented, as these are held 100% by the equity owners of Ossen Innovation Group as of the share exchange and the share sale.

The Company’s Shareholders

Pujiang International Group Limited (“Pujiang”), a Cayman Islands company listed on the Hong Kong Stock Exchange with Dr. Liang Tang, our Chairman, being a 64.39% shareholder and chairman of Pujiang, beneficially holds approximately 65.9% of the Company’s outstanding ordinary shares through its wholly-owned subsidiary, Acme Innovation Limited, a British Virgin Islands company. In December 2011, 5 million shares were issued in the company’s initial public offering. Currently the company has approximately 34.1% of its ordinary shares, or 6,741,110 shares, trading on NASDAQ in the form of ADS’s. In August 2018, Fascinating Acme Development Ltd and Gross Inspiration Development Ltd transferred its shares to Effectual Strength Enterprises Ltd. In October 2018, Effectual Strength Enterprises Ltd transferred its shares to Acme Innovation Ltd, which owned by Dr. Tang. On May 28, 2019, Pujiang, the parent entity of Acme, was successfully listed and commenced trading on the main board of the Hong Kong Stock Exchange.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

The Company’s Subsidiaries

British Virgin Islands Companies

Ossen Innovation Materials Group Co., the Company’s wholly owned subsidiary, is the sole shareholder of two holding companies organized in the British Virgin Islands: Ossen Group (Asia) Co., Ltd., or Ossen Asia, and Topchina Development Group Ltd., or Topchina. All of the equity of Ossen Asia and Topchina had been held by Dr. Tang since inception. In May 2010, Dr. Tang transferred these shares to Ossen Innovation Group in anticipation of the public listing of our Company’s shares in the United States.

Ossen Group (Asia) Co. Ltd is a British Virgin Islands limited liability company organized on February 7, 2002. Ossen Asia has one direct operating subsidiary in China, Ossen Innovation Materials Co. Ltd., or Ossen Materials. Ossen Asia owns 81% of the equity of Ossen Materials.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

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

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

At December 31, 2019, the subsidiaries of Ossen Innovation Co., Ltd were as follows:

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

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

	2019	2018	2017
Year-end RMB: US$ exchange rate	6.9701	6.8785	6.5342
Average yearly RMB: US$ exchange rate	6.8870	6.6200	6.7518

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

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

Research and Development

Research and development costs are expensed as incurred and totaled approximately $4,414,219, $3,345,097 and $4,269,512 for the years ended December 31, 2019, 2018 and 2017, respectively. Research and development costs are included in G&A in the accompanying statements of operations. Research and development costs are incurred on a project specific basis.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

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

The Company also follows FASB ASC 740, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2019, the Company did not have a liability for unrecognized tax benefits.

The Company has not provided for income taxes on accumulated earnings amounting $78,484,535 that are subject to the PRC dividend withholding tax as of December 31, 2019, since these earnings are intended to be permanently reinvested.

Value-Added Tax (“VAT”)

Enterprises or individuals, who sell goods, import or export goods, or engage in certain services in the PRC are subject to a value added tax in accordance with Chinese Laws. The VAT standard rate was reduced from 16% to 13% after April 2019. The VAT standard rate is 13% of the gross sale price. A credit is available whereby VAT paid on the purchases of semi-finished products or raw materials used in the production of the Company’s finished products can be used to offset the VAT due on the sales of the finished products.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

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

As a result, $1,278,197, $1,092,559 and $549,232 have been appropriated to the accumulated statutory reserves by the Company’s PRC subsidiaries for the years ended December 31, 2019, 2018 and 2017 respectively.

Comprehensive Income (Loss)

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

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

The following represents a reconciliation of cash and cash equivalents in the Consolidated Condensed Balance Sheets to total cash, cash equivalents and restricted cash in the Consolidated Condensed Statements of Cash Flows as of December 31, 2019 and December 31, 2018:

	December 31, 2019	December 31, 2018
Cash and cash equivalents	$2,576,677	$3,444,421
Restricted cash	6,025,718	4,070,655
Cash, cash equivalents and restricted cash	$8,602,395	$7,515,076

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

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

The company’s financial instruments primarily consist of cash and cash equivalents, restricted cash, accounts receivable, notes receivable, accounts payable, notes payable-bank acceptance notes, other payables and accrued liabilities, and short-term bank loans.

The carrying value of cash and cash and cash equivalents, restricted cash, accounts receivable, notes receivable, accounts payable, notes payable-bank acceptance notes, other payables and accrued liabilities, and short-term bank loans approximate fair value because of the short term nature of these items. The estimated fair values of short-term bank loans were not materially different from their carrying value as presented due to the short maturities and that the interest rates on the borrowing approximate those that would have been available for loans of similar remaining maturity and risk profile. As the carrying amounts are reasonable estimates of the fair value, these financial instruments are classified within Level 1 of the fair value hierarchy.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

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

Inventories

Inventories are stated at the lower of cost or net realizable value, which is based on estimated selling prices less any further costs expected to be incurred for completion and disposal. Cost of raw materials is calculated using the weighted average method and is based on purchase cost. Work-in-progress and finished goods costs are determined using the weighted average method and comprise direct materials, direct labor and an appropriate proportion of overhead. At December 31, 2019 and 2018, the Company has $119,775 and $121,370 reserve for inventories, respectively.

Advance to Suppliers

Advance to Suppliers represents interest-free cash paid in advance to suppliers for purchases of raw materials. The balance of advance to suppliers was $74,391,886 and $69,986,656 at December 31, 2019 and 2018, respectively. Among the balance of $74,391,886, the aging of $46,194,726 was within 60 days, $19,009,416 was between 60-180 days, $9,091,223 was between 180 days and 1 year and $96,521 was over 1 year. No allowance was provided for the prepayments balance at December 31, 2019.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Customer Deposits and Customer Deposits – Related parties

Customer deposits consist of amounts paid to the Company in advance for the sale of products in the PRC. The Company receives these amounts and recognizes them as a current liability until the revenue can be recognized when the goods are delivered. The balance of customer deposits was $3,131,916 and $ 283,869 at December 31, 2019 and 2018, respectively. The increase was primarily due to that our facilities were running at full capacity at the year-end of 2019 and we could not fulfill some of the orders from the customers who already paid us deposits.

Customer deposits – related parties consist of amounts paid to the Company in advance for the sale of products in the PRC from related parties. The Company receives these amounts and recognizes them as a current liability until the revenue can be recognized when the goods are delivered. The balance of customer deposits – related parties was $3,358,897 and $4,800,384 at December 31, 2019 and 2018, respectively.

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

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Lease

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). Lessees are required to recognize a right-of-use asset and a lease liability for virtually all of their leases (other than leases that meet the definition of a short-term lease). The liability is equal to the present value of lease payments. The asset is based on the liability, subject to certain adjustments, such as for initial direct costs. For income statement purposes, a dual model was retained, requiring leases to be classified as either operating or finance leases. Operating leases result in straight-line expense (similar to operating leases under the prior accounting standard) while finance leases result in a front-loaded expense pattern (similar to capital leases under the prior accounting standard). Lessor accounting is similar to the prior model, but updated to align with certain changes to the lessee model (e.g., certain definitions, such as initial direct costs, have been updated) and the new revenue standard, ASU 2014-9.

The Company adopted this new accounting standard on January 1, 2019 and the adoption has no material impact on the Consolidated Financial Statements.

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

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

No impairment loss is subsequently reversed even if facts and circumstances indicate recovery. There was no impairment loss recognized for the years ended December 31, 2019, 2018 and 2017.

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

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently adopted Accounting Pronouncements

In February 2016, the FASB established Topic 842, Leases, by issuing Accounting Standards Update (ASU) No. 2016-02, which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. Topic 842 was subsequently amended by ASU No. 2018-01, Land Easement Practical Expedient for Transition to Topic 842; ASU No. 2018-10, Codification Improvements to Topic 842, Leases; and ASU No. 2018-11, Targeted Improvements. The new standard establishes a right-of-use model (ROU) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. Operating leases result in straight-line expense (similar to operating leases under the prior accounting standard) while finance leases result in a front-loaded expense pattern (similar to capital leases under the prior accounting standard). The amendments in this Update are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years for a public business entity. Early application of the amendments in this Update is permitted for all entities. The Company started adoption of ASU 2016-02 for the fiscal year ended December 31, 2019, including interim periods within those fiscal years. The adoption of this new standard did not impact our consolidated statements as the Company did not have any lease arrangements.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, “Measurement of Credit Losses on Financial Instruments”, to require financial assets carried at amortized cost to be presented at the net amount expected to be collected based on historical experience, current conditions and forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. The ASUs are effective for interim and annual periods beginning after December 15, 2019, with early adoption permitted. Adoption of the ASUs is modified retrospective. The Company is currently evaluating the impact of the adoption of ASU 2016-13 on the Company’s consolidated financial statements.

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

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

In August 2018, the FASB issued ASU 2018-13 Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates, adds, and modifies certain disclosure requirements for fair value measurements under ASC 820. This ASU is to be applied on a prospective basis for certain modified or new disclosure requirements, and all other amendments in the standard are to be applied on a retrospective basis. The new standard is effective for interim and annual periods beginning after December 15, 2019, with early adoption permitted. The Company is currently evaluating the impact of adoption on the Consolidated Financial Statements.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 3 – CONCENTRATION

Concentration of major customers and suppliers:

	Year ended December 31,
	2019		2018		2017
Major customers with revenues of more than 10% of the Company’s sales
Company A (3rd Party)	$29,679,053	21%	$-	-	$40,312,341	30%
Company B (3rd Party)	14,782,479	11%	-	-	-	-
Company C (3rd Party)			18,566,897	14%	13,822,962	10%
Company D (3rd Party)	14,189,482	10%	19,131,793	14%	-	-
Company E (3rd Party)			19,845,886	15%	14,511,302	11%
Company F (3rd Party)			13,832,333	10%	-	-
Total Revenues	$58,651,014	42%	$71,376,909	53%	$68,646,605	51%

	Year ended December 31,
	2019		2018		2017
Major suppliers with purchases of more than 10% of the Company’s purchases
Company X (3rd Party)	$81,605,384	72%	$93,832,471	75%	82,189,241	76%
Company Y (3rd Party)	29,273,310	26%	30,583,589	24%	24,907,251	23%
Total Purchase	$110,878,694	98%	$124,416,060	99%	$107,096,492	99%

Accounts receivable related to the Company’s major customers comprised 42% and 43% of all accounts receivable as of December 31, 2019 and 2018, respectively.

Accounts payable related to the Company’s major suppliers comprised nil of all accounts payable as of December 31, 2019 and 2018, respectively.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 4 – ACCOUNTS RECEIVABLE

Accounts receivable is net of allowance for doubtful accounts.

	December 31,
	2019	2018
Accounts receivable	$73,797,773	$61,526,404
Less: allowance for doubtful accounts	(1,253,571)	(939,535)
Accounts receivable, net	$72,544,202	$60,586,869

Changes in the allowance for doubtful accounts are as follows:

	December 31,
	2019	2018
Beginning balance	$939,535	$868,973
Provision for doubtful accounts	314,036	70,562
Ending balance	$1,253,571	$939,535

NOTE 5 – INVENTORIES

	December 31,
	2019	2018
Raw materials	$13,515,011	$12,084,766
Work-in-progress	508,117	188,794
Finished goods	1,196,975	5,025,736
Less: reserve for inventories	(119,775)	(121,370)
Inventories, net	$15,100,328	$17,177,926

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 6 – OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31,
	2019	2018
Other receivables	$24,643	$26,496
	$24,643	$26,496

NOTE 7 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	December 31,
	2019	2018
At Cost:
Plant and buildings	$3,854,165	$3,885,849
Machinery and equipment	13,980,996	14,047,271
Motor vehicles	339,701	344,226
Office equipment	119,445	120,678
	18,294,307	18,398,024
Less: Accumulated depreciation
Plant and buildings	(2,848,768)	(2,765,332)
Machinery and equipment	(12,087,004)	(11,216,276)
Motor vehicles	(298,904)	(292,464)
Office equipment	(111,367)	(759,186)
	(15,346,043)	(15,033,258)
Construction- in-progress	-	6,621
Property, plant and equipment, net	$2,948,264	$3,371,387

Unrealized foreign exchange translation gain/(loss) for the year ended December 31, 2019, 2018 and 2017 was ($39,727), ($183,640) and $251,912, respectively, which has been included in other comprehensive income/(loss). Depreciation expense for the years ended December 31, 2019, 2018 and 2017 was $516,560, $548,553 and $705,289, respectively.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 8 – LAND USE RIGHTS

Land use rights consist of the following:

	December 31,
	2019	2018
Cost of land use rights	$4,421,007	$4,479,896
Less: Accumulated amortization	(1,132,048)	(1,057,531)
Land use rights, net	$3,288,959	$3,422,365

Unrealized foreign exchange translation gain/(loss) for the year ended December 31, 2019, 2018 and 2017 was ($43,921), ($181,553) and $217,105, respectively, which has been included in other comprehensive income/(loss). Amortization expense for the years ended December 31, 2019, 2018 and 2017 was $89,485, $93,094 and $91,277, respectively.

Amortization expense for the next five years and thereafter is as follows:

2020	$88,418
2021	88,418
2022	88,418
2023	88,418
2024	88,418
Thereafter	2,846,869
Total	$3,288,959

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 9 – RELATED PARTY TRANSACTIONS

(a)	Names and Relationship of Related Parties:

Existing Relationship with the Company
Dr. Tang	Chairman and controlling shareholder of the Company
Shanghai Ossen Material Research Institute Co., Ltd. (Formerly Shanghai Zhengfangxing Steel Co., Ltd.) (“Ossen Material Research”)	Under common control of Dr. Tang
Shanghai Ossen Investment Co., Ltd. (“SOI”)	Under common control of Dr. Tang
Shanghai Ossen Investment Holdings (Group) Co., Ltd. (“Ossen Shanghai)	Under common control of Dr. Tang and Dr. Tang is the President
Shanghai Pujiang Cable Co., Ltd. (“Shanghai Pujiang”)	Subsidiary of Ossen Shanghai since September 2010
Zhejiang Pujiang Cable Co., Ltd. (“Zhejiang Pujiang”)	Subsidiary of Shanghai Pujiang since December 2010
Pujiang International Group Limited. (“Pujiang International”)	Under common control of Dr. Tang
Top Innovation Enterprises Limited. (“Top Innovation”)	Subsidiary of Pujiang International

(b)	Summary of Balances with Related Parties:

	December 31,
	2019	2018
Accounts receivable – related parties
Shanghai Pujiang	$536,358	$-
	$536,358	$-

The balance of Accounts receivable-related parties consist of amounts from Shanghai Pujiang for the sale of products.

	December 31,
	2019	2018
Customer deposits – related parties
Shanghai Pujiang	$-	$2,604,604
Zhejiang Pujiang	$3,358,897	$2,195,780
	$3,358,897	$4,800,384

The balance of Customer deposits-related parties consist of amounts paid to the Company in advance from Shanghai Pujiang and Zhejiang Pujiang for the sale of products.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 9 – RELATED PARTY TRANSACTIONS (CONTINUED)

b)	Summary of Balances with Related Parties (Continued):

	December 31,
	2019	2018
Due to shareholder:
Dr. Tang	$-	$1,695,259
	$-	$1,695,259

Dr. Tang is the chairman and controlling interest shareholder of the Company. From time to time, Dr. Tang paid operating expenses on behalf of the Company to assist with the Company’s cash needs for business purposes.

	December 31,
	2019	2018
Due to related parties:
Pujiang International	$2,181,098	$-
Top Innovation	116,541	-
	$2,297,639	$-

The balance of Due to related parties consists of the loans to the Company from Pujiang International and the interest payable to Top Innovation.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 9 – RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Summary of Related Party Transactions:

		December 31,
		2019	2018	2017
	Ossen Material Research provided guarantee together with Shanghai Pujiang and Dr. Tang for the short-term bank loans borrowed by the Company	$3,515,003	$-	$3,749,502
Ossen Material Research	Ossen Material Research provided guarantee together with Dr. Tang for the notes payable issued by the Company	$-	$-	$4,897,310
	The Company provided guarantee for the short-term bank loans borrowed by Ossen Material Research	$-	$-	$18,824,034
Ossen Shanghai	Ossen Shanghai provided guarantee together with Dr. Tang for the short-term bank loans borrowed by the Company	$-	$581,522	$-
	Shanghai Pujiang provided guarantee together with Dr. Tang for the short-term bank loans borrowed by the Company	-	9,377,044	-
	The Company provided guarantee for the short-term bank loans borrowed by Shanghai Pujiang	$85,995,602	$30,529,912	$5,356,432
Shanghai Pujiang	The Company provided guarantee for the long-term bank loans borrowed by Shanghai Pujiang	$-	$43,585,084	$-
	The Company provided guarantee for the notes payable issued by Shanghai Pujiang	$-	$2,907,611	$-
	The Company sold products to Shanghai Pujiang	$2,906,755	$2,810,147	$-
Zhejiang Pujiang	The Company provided guarantee for the notes payable issued by Zhejiang Pujiang	$-	$-	$25,426,525
	The Company sold products to Zhejiang Pujiang	$1,566,558	$2,945,584	$-
Pujiang International	Pujiang International provided guarantee the short-term bank loans borrowed by the Company	$7,819,086	$-	$-

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 9 – RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Summary of Related Party Transactions (Continued):

In accordance with ASC 810-10, “Consolidation”, the Company first evaluated that none of the related parties met the scope exceptions as outlined in the guidance. The Company then had to determine if it held any variable interest in the related parties. The Company determined to have a variable interest in Shanghai Pujiang because the Company guarantees $85,995,602 of the outstanding short term debt. Next, the Company evaluated if Shanghai Pujiang is variable interest entity. Using both qualitative and quantitative analysis, the Company does not have the power to direct Shanghai Pujiang’s activities that significantly impact its economic performance and does not have the obligation to absorb losses or the right to receive benefits from the entity. Thus, the Company is not the primary beneficiary of Shanghai Pujiang. As a result, the Company determined Shanghai Pujiang was not variable interest entity that requires consolidation as defined in ASC 810. The Company determined Dr. Tang to be the primary beneficiary of Shanghai Pujiang because Dr. Tang is most closely associated with the Shanghai Pujiang. Dr. Tang had the power to direct the activities of Shanghai Pujiang that most significantly impacted its economic performance and had the obligation to absorb losses of Shanghai Pujiang that could potentially be significant or the right to receive benefits from the related parties that could potentially be significant.

The Company also evaluated the remaining related parties and affiliated entities under ASC 810 and because the Company does not guarantee the debt, the holders of the equity were at risk and therefore determined to be the primary beneficiaries and these entities are not variable interest entities that require consolidation.

NOTE 10 – OTHER PAYABLES AND ACCRUED EXPENSES

Other payables and accrued expenses consist of the following:

	December 31,
	2019	2018
Other taxes payable	$3,614,082	$3,548,227
Accrued payroll & welfare	13,623	13,805
Accrued expense & liability	191,918	365,304
Interest payable	-	4,148
Others	55,906	49,081
	$3,875,529	$3,980,565

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 11 – NOTES PAYABLE

Bank acceptance notes:	December 31,
	2019	2018
Due September 5, 2020	$1,147,756	$-
Due August 30, 2020	3,443,266	-
Due July 15, 2020	1,434,695	-
Due July 12, 2020	1,434,695
Due March 14, 2020, subsequently repaid on due date	1,434,695	-
Due September 28, 2019, subsequently repaid on due date	-	726,903
Due September 28, 2019, subsequently repaid on due date	-	726,903
Due August 28, 2019, subsequently repaid on due date	-	2,326,088
Due August 28, 2019, subsequently repaid on due date	-	2,326,088
Due March 7, 2019, subsequently repaid on due date	-	828,669
Due March 6, 2019, subsequently repaid on due date	-	334,375
Due February 7,2019, subsequently repaid on due date	-	726,903
Due February 6,2019, subsequently repaid on due date	-	726,903
Total	$8,895,107	$8,722,832

The interest-free notes payable, ranging from six months to one year from the date of issuance, are secured by $6,025,718 and $4,070,655 restricted cash, as of December 31, 2019 and 2018, respectively.

The notes payable represented the amount of bank acceptance notes the Company’s suppliers received from the Company for its purchases of raw materials. These notes were issued by financial institutions, typically by banks, that entitle the Company’s suppliers to receive the full face amount from the bank or financial institution at maturity. The notes payable are interest-free and range from six months to one year from the date of issuance. These notes are subject to bank charges of 0.05% of the principal amount as commission on each issuance and were secured by $6.0 million and $4.1 million of restricted cash as of December 31, 2019 and 2018, respectively. The banks deduct the amount due from the accounts to pay the bill holders on the dates of maturity. If the funds in the accounts cannot cover the acceptance notes, the banks treat the shortfall as an overdue loan. The notes payable are commonly used in domestic China due to their enhanced credibility and the liquidity it provides to the bearer. The bearer always has the option to cash the bank acceptance notes before maturity at its issuing bank and receive a discounted amount in cash.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 12 – CONTRACT BALANCES

Contract liabilities primarily represent the Company’s obligation to transfer additional goods or services to a customer for which the Company has received consideration. The consideration received remains a contract liability until goods or services have been provided to the customer.

The following table provides information about contract liabilities from contracts with customers:

	December 31,
	2019	2018
Customer deposits	$3,131,916	$283,869
Customer deposits – related parties	3,358,897	4,800,384
	$6,490,813	$5,084,253

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 13 – SHORT TERM BANK LOANS

Short-term loans are summarized as follows:

	Bank Name	Interest Rate per Annum	December 31,
			2019	2018
Due on December 25, 2020, guaranteed by Shanghai Pujiang, Ossen Material Research and Dr. Tang	Agricultural Bank of China (“ABC”) Jiu Long Branch	5.8225%	$3,515,003	$-
Due on October 10, 2020, guaranteed by Ma An Shan Pubang Financing guarantee co., Ltd, a 3rd party	Anhui Commercial Bank (“ACB”) Dong Hu Branch	5.655%	573,878	-
Due on August 1, 2020, guaranteed by Ma An Shan Pubang Financing guarantee co., Ltd, a 3rd party	ACB Dong Hu Branch	5.655%	1,291,225	-
Due on August 1, 2020, guaranteed by Ma An Shan Pubang Financing guarantee co., Ltd, a 3rd party	ACB Dong Hu Branch	5.655%	1,004,286	-
Due on June 20, 2020, guaranteed by Jiang Xi Financing guarantee co., Ltd, a 3rd party	Jiujiang Rural Commercial Bank Lian Hua branch	6.525%	717,347	-
Due on June 18, 2020, guaranteed by Pujiang International	Bank of Shanghai Guang Zhong Branch	3.915%	4,949,697	-
Due on June 8, 2020, guaranteed by Pujiang International	Bank SinoPac (China)	5.220%	2,869,389	-
Due on January 2, 2020, guaranteed by Ma An Shan Pubang Financing guarantee co., Ltd, a 3rd party, subsequently repaid on due date	Postal Savings Bank of China Ma An Shan Branch	5.438%	1,147,756	-
Due on January 2, 2020, guaranteed by Ma An Shan Pubang Financing guarantee co., Ltd, a 3rd party, subsequently repaid on due date	Postal Savings Bank of China Ma An Shan Branch	5.438%	1,004,286	-
Due on December 18, 2019, guaranteed by Shanghai Pujiang, and Dr. Tang, subsequently repaid on due date	ABC Jiu Long Branch	5.8725%	-	3,198,372
Due on October 9, 2019, guaranteed by Ma An Shan Pubang Financing guarantee co., Ltd, a 3rd party, subsequently repaid on due date	ACB Fei Cui Branch	6.50%	-	581,521

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 13 – SHORT TERM BANK LOANS (CONTINUED)

	Bank Name	Interest Rate per Annum	December 31,
			2019	2018
Due on July 25, 2019, guaranteed by Ma An Shan Pubang Financing guarantee co., Ltd, a 3rd party, subsequently repaid on due date	ACB Fei Cui Branch	5.655%	$-	$1,090,354
Due on July 23, 2019, guaranteed by Ma An Shan Pubang Financing guarantee co., Ltd, a 3rd party, subsequently repaid on due date	ACB Fei Cui Branch	6.00%	-	1,235,735
Due on June 27, 2019, guaranteed by Shanghai Pujiang and Dr. Tang, subsequently repaid on due date	Bank SinoPac (China)	5.22%	-	2,907,611
Due on June 26, 2019, guaranteed by Shanghai Pujiang and Dr. Tang	Bank SinoPac (China)	5.22%	-	2,907,611
Due on May 21, 2019, guaranteed by Shanghai Pujiang and Dr. Tang, subsequently repaid on due date	ABC Jiu Long Branch	5.6971%	-	363,451
Due on March 6, 2019, guaranteed by Ossen Shanghai, Dr. Tang and Ma An Shan Pubang Financing guarantee co., Ltd, a 3rd party, subsequently repaid on due date	Industrial Bank Ma An Shan Branch	5.22%	-	581,522
Due on January 27, 2019, guaranteed by Ma An Shan Pubang Financing guarantee co., Ltd, a 3rd party subsequently repaid on due date	ACB Fei Cui Branch	6.00%	-	726,903
Total			$17,072,867	$13,593,080

All short-term bank loans are obtained from local banks in China and are repayable within one year. All short-term bank loans are secured by a portion of our property, plant and equipment and land use rights, or guaranteed by related parties. None of our short-term bank loans have financial covenants. However, each loan contains a covenant restricting our use of funds to purchases raw materials or for working capital purposes.

The average annual interest rate of the short-term bank loans was 5.48% and 5.71% as of December 31, 2019 and 2018, respectively. Interest expense, included in the financial expenses in the statement of operations, was $1,569,047, $897,840 and $932,596 for the years ended December 31, 2019, 2018 and 2017, respectively. The Company was in compliance of their financial covenants at December 31, 2019 and 2018, respectively.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 14 – LONG TERM BANK LOANS

	Bank Name	Interest Rate per Annum	December 31,
			$2019	$2018
Due on August 28, 2022,	Anhui Commercial Bank (“ACB”) Hui Tong Branch	8.80%	$6,097,453	$-
Due on August 30, 2019, collateral by the Company’s LUR, subsequently repaid on due date	ACB Hui Tong ranch	8.00%		7,269,027
Less: current portion			-	7,269,027
Long term bank loans, net			$6,097,453	$-

All long-term bank loans are obtained from local banks in China and are repayable over one year. All long-term bank loans are secured by a portion of our property, plant and equipment and land use rights, or guaranteed by related parties. None of our long-term bank loans have financial covenants. However, each loan contains a covenant restricting our use of funds to purchases raw materials or for working capital purposes.

Interest expense, included in the financial expenses in the statement of operations, was $580,497, $612,622 and $600,663 for the years ended December 31, 2019, 2018 and 2017, respectively.

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

The following table sets forth the computation of basic and diluted earnings per share for the periods indicated:

	December 31,
	2019	2018	2017
Net income attribute to the Company	$11,089,170	$10,379,453	$5,345,311

Weighted average ordinary shares outstanding - basic and diluted	19,791,110	19,791,110	19,791,110

Basic and diluted earnings per share	$0.56	$0.52	$0.27

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

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

Enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC territory are considered PRC resident enterprises and subject to the PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management" refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2019, no detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of December 31, 2019, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If the Company’s non-PRC incorporated entities are deemed PRC tax residents, such entities would be subject to PRC tax. The Company has analyzed the applicability of this law as of December 31, 2019, and has not accrued for PRC tax on such basis. The Company will continue to monitor changes in the interpretation or guidance of this law.

PRC tax law also imposes a 10% withholding income tax, subject to reduction based on tax treaty where applicable, for dividends distributed by a foreign invested enterprise to its immediate holding company outside China. Such dividends were exempted from PRC tax under the previous income tax law and regulations. The foreign invested enterprise is subject to the withholding tax starting from January 1, 2008. There were no dividends distributed in the years ended December 31, 2019 and 2018.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 16 – INCOME TAX-(CONTINUED)

Income tax expenses consist of the following:

	Year Ended December 31,
	2019	2018	2017
Current	$1,583,343	$2,147,164	$665,745
Deferred	(49,549)	(17,777)	25,811
Income tax expenses	$1,533,794	$2,129,387	$691,556

Reconciliation from the expected income tax expenses calculated with reference to the statutory tax rate in the PRC of 25% is as follows:

	Year Ended December 31,
	2019	2018	2017
Computed "expected" income tax expenses	$3,486,260	$3,378,592	$1,647,484
Effect on tax incentive / holiday	(1,394,504)	(1,377,961)	(993,090)
Non-deductable / (taxable) expense	(557,962)	128,756	37,162
Income tax expenses	$1,533,794	$2,129,387	$691,556

The Company's accounting for deferred taxes involves the evaluation of a number of factors concerning the realizability of the Company's deferred tax assets. Assessing the realizability of deferred tax assets is dependent upon several factors, including the likelihood and amount, if any, of future taxable income in relevant jurisdictions during the periods in which those temporary differences become deductible. The Company's management forecasts taxable income by considering all available positive and negative evidence including its history of operating income or losses and its financial plans and estimates which are used to manage the business. These assumptions require significant judgment about future taxable income. The amount of deferred tax assets considered realizable is subject to adjustment in future periods if estimates of future taxable income are reduced. The Company's management determined, based on the Company's history of earnings coupled with its forecasted profitability, that it is more likely than not that all of deferred tax assets will be realized in the foreseeable future.

Components of net deferred tax assets are as follows:

	December 31,
	2019	2018	2017

Provision of doubtful accounts	$188,036	$140,930	$130,346
Reserve for inventories	17,966	18,206	19,165
	$206,002	$159,136	$149,511

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 16 – INCOME TAX-(CONTINUED)

The accounting for uncertain tax positions prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company is required to recognize in the financial statements the impact of a tax position, if that position is more-likely than-not of being sustained on audit, based on the technical merits of the position. The company does not have uncertain tax position as of December 31, 2019.

The Company does not have any tax positions for which it is reasonably possible the total amount of gross unrecognized tax benefits will increase or decrease over the next year. The unrecognized tax benefits may increase or change during the next year for items that arise in the ordinary course of business.

The Company includes interest and penalties related to unrecognized tax benefits within the benefit from (provision for) income taxes. The company does not have interest and penalties as of December 31, 2019.

The Company's China income tax returns are generally not subject to examination by the tax authorities for tax years before 2015.

NOTE 17 – GEOGRAPHICAL SALES AND SEGMENTS

Our management does not capture financial information or utilize operating segments to make decisions about the business. Management believes that it operates in one business segment. However, our management does rely on sales by geographical area as useful information in managing the business.

Information for the Company’s sales by geographical area for the years ended December 31, 2019, 2018 and 2017 are as follows:

	Year Ended December 31,
	2019	2018	2017
Domestic Sales	$136,414,471	$131,642,673	$126,930,386
International Sales	2,485,886	4,462,194	5,445,529
	$138,900,357	$136,104,867	$132,375,915

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

NOTE 18 – SUBSEQUENT EVENTS

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the “COVID-19 outbreak”) and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company’s financial condition, liquidity, and future results of operations. Management is actively monitoring the global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 outbreak on its results of operations, financial condition, or liquidity1 for fiscal year 2020.

Although the Company cannot estimate the length or gravity of the impact of the COVID-19 outbreak at this time, if the pandemic continues, it may have an adverse effect on the Company’s results of future operations, financial position, and liquidity in fiscal year 2020.

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

SCHEDULE I

CONDENSED PARENT COMPANY FINANCIAL INFORMATION

SCHEDULE I — CONDENSED PARENT COMPANY FINANCIAL INFORMATION

OSSEN INNOVATION CO., LTD

CONDENSED BALANCE SHEETS AS OF DECEMBER 31, 2019 AND 2018

	December,31
	2019	2018
ASSETS
Current Assets
Cash	$103,628	$4,796
Due from related parties	32,236	-
Total Current Assets	135,864	4,796
Investments in subsidiaries	118,070,724	108,509,080
TOTAL ASSETS	$118,206,588	$108,513,876

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Other payables and accrued liabilities	$191,917	$205,000
Due to shareholder	-	1,663,022
Due to related parties	2,297,639	-
Total Current Liabilities	2,489,556	1,868,022
TOTAL LIABILITIES	$2,489,556	$1,868,022

EQUITY
Shareholders' Equity
Ordinary shares, $0.01 par value: 100,000,000 shares authorized; 20,000,000 shares issued; 19,791,110 shares outstanding as of December 31, 2019 and 2018	$200,000	$200,000
Additional paid-in capital	33,971,455	33,971,455
Statutory reserve	9,043,010	7,764,813
Retained earnings	78,484,535	68,959,065
Accumulated other comprehensive income/(loss)	(5,789,815)	(4,057,326)
Treasury stock, at cost: 208,890 shares as of December 31, 2019 and 2018	(192,153)	(192,153)
TOTAL SHAREHOLDERS’ EQUITY	115,717,032	106,645,854
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$118,206,588	$108,513,876

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

SCHEDULE I

CONDENSED PARENT COMPANY FINANCIAL INFORMATION

OSSEN INNOVATION CO., LTD CONDENSED STATEMENTS

OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

	Year Ended December,31
	2019	2018	2017
REVENUES	$-	$-	$-
COST OF GOODS SOLD	-	-	-
GROSS PROFIT	-	-	-
Selling expenses	-	-	-
General and administrative expenses	383,325	263,002	146,687
Total Operating Expenses	383,325	263,002	146,687

LOSS FROM OPERATIONS	(383,325)	(263,002)	(146,687)
Financial expenses, net	(116,865)	268	317
Equity in income of subsidiaries	11,378,898	10,927,690	5,492,315
INCOME BEFORE INCOME TAX	10,878,708	10,664,956	5,345,311
INCOME TAX	-	-	-
NET INCOME	10,878,708	10,664,956	5,345,311
OTHER COMPREHENSIVE INCOME
Foreign currency translation gain (loss)	(1,744,846)	(6,284,660)	6,606,207
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	(1,744,846)	(6,284,660)	6,606,207
COMPREHENSIVE INCOME (LOSS)	$9,133,862	$4,380,296	$11,951,518

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

SCHEDULE I

CONDENSED PARENT COMPANY FINANCIAL INFORMATION

OSSEN INNOVATION CO., LTD CONDENSED

STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED

DECEMBER 31, 2019, 2018 AND 2017

	Year Ended December,31
	2019	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$10,878,708	$10,664,956	$5,345,311
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in earnings of subsidiaries	(11,378,898)	(10,927,690)	(5,492,315)
Other payables and accrued liabilities	(13,083)	(1,046,423)	102,517
Due to shareholder	(1,663,022)	1,311,523	44,000
Due from related parties	(32,236)	-	-
Due to related parties	2,297,639	-	-
Net cash provided by / (used in) operating activities	89,108	2,366	(487)

CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash provided by / (used in) investing activities	-	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Net cash used in financing activities	-	-	-

INCREASE / (DECREASE) IN CASH	89,108	2,366	(487)
Effect of exchange rate changes on cash	9,724	(537)	(7)
Cash at beginning of period	4,796	2,967	3,461
CASH AT END OF PERIOD	$103,628	$4,796	$2,967