Form 20-F
period 2020-12-31
Ossen Innovation Co. Ltd.
filed 2021-05-17
CIK 1485538

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

* Ordinary shares are not traded in the United States; rather they are deposited with The Bank of New York Mellon Corporation, as Depositary. Each American Depositary Share represents three (3) ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

As of December 31, 2020, there were 19,791,110 ordinary shares, par value $0.01 per share, of the registrant issued and outstanding.

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

Unless the context indicates otherwise, all references to “China” and the “PRC” refer to the People’s Republic of China, all references to “Renminbi” or “RMB” are to the legal currency of the People’s Republic of China, all references to “U.S. dollars,” “dollars” and “$” are to the legal currency of the United States and all references to “ADSs” refer to our American Depositary Shares, each of which represents one ordinary share. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On April 30, 2021, the cash buying rate announced by the People’s Bank of China was RMB 6.48 to $1.00.

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

3.A. Selected Financial Data

The following selected financial information should be read in connection with, and is qualified by reference to, our consolidated financial statements and their related notes and the section entitled “Operating and Financial Review and Prospects” included elsewhere in this annual report. The consolidated statements of income data for the fiscal years ended December 31, 2018, 2019 and 2020 and the balance sheet data as of December 31, 2019 and 2020 are derived from audited consolidated financial statements included elsewhere in this annual report. The consolidated statements of income data for the fiscal years ended December 31, 2016 and 2017 and the balance sheet data as of December 31, 2016, 2017 and 2018 are not included in this annual report. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

Selected Consolidated Statement of	2020	2019	2018	2017	2016
Income Data	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
Revenues	$138,577,870	$138,900,357	$136,104,867	$132,375,915	$117,029,154
Cost of goods sold	114,855,259	116,541,972	115,585,803	117,721,799	100,932,528
Gross profit	23,722,611	22,358,385	20,519,064	14,654,116	16,096,626
Selling and distribution expenses	380,945	357,426	327,365	598,832	734,159
General and administrative expenses	6,958,788	6,155,316	5,263,914	6,002,121	6,376,383
Total Operating Expenses	7,339,733	6,512,742	5,591,279	6,600,953	7,110,542
Income from operations	16,382,878	15,845,643	14,927,785	8,053,163	8,986,084

Financial expenses, net	(2,861,921)	(2,382,405)	(1,621,486)	(1,610,337)	(2,827,138)
Other income, net	75,786	297,438	208,071	147,108	90,584
Income before income taxes	13,596,743	13,760,676	13,514,370	6,589,934	6,249,530
Income taxes	(1,568,109)	(1,533,794)	(2,129,387)	(691,556)	(926,048)
Net income	12,028,634	12,226,882	11,384,983	5,898,378	5,323,482
Less: Net Income attributable to non-controlling interest	952,771	1,137,712	1,005,530	553,067	499,509

Net income attributable to controlling interest	11,075,863	11,089,170	10,379,453	5,345,311	4,823,973
Other comprehensive income
Foreign currency translation gain (loss)	8,537,550	(1,744,846)	(6,272,303)	6,606,207	(6,975,100)

Total other comprehensive income (loss)	8,537,550	(1,744,846)	(6,272,303)	6,606,207	(6,975,100)
Comprehensive Income (loss)	19,613,413	9,344,324	4,107,150	11,951,518	(2,151,127)

Weighted average shares outstanding	19,791,110	19,791,110	19,791,110	19,791,110	19,804,164

Earnings per share*	0.56	0.56	0.52	0.27	0.24

* Calculation is based on net income attributable to controlling interest and the weighted average shares outstanding, excluding foreign currency translation gain (loss).

	December 31,
	2020	2019	2018	2017	2016
Selected Balance Sheets Data	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
Cash and cash equivalents	$1,229,400	$2,576,677	$3,444,421	$950,225	$217,631
Restricted cash	$7,980,907	$6,025,718	$4,070,655	$7,192,928	$6,703,242
Total current assets	195,225,155	171,199,812	155,293,023	144,640,849	132,259,554
Total long-term assets	8,080,026	6,443,225	6,952,888	7,878,057	8,184,198
Total assets	203,305,181	177,643,037	162,245,911	152,518,906	140,443,752

Total liabilities	52,193,902	47,097,942	42,182,852	37,568,527	37,997,958
Total equity	151,111,279	130,545,095	120,063,059	114,950,379	102,445,794
Total liabilities and equity	203,305,181	177,643,037	162,245,911	152,518,906	140,443,752

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

Because Pujiang International Group Limited (“Pujiang”), a Cayman Islands company listed on the Hong Kong Stock Exchange with Dr. Liang Tang, our Chairman, being a 68.15% shareholder and chairman of Pujiang, beneficially holds approximately 65.9% of our outstanding ordinary shares through its wholly-owned subsidiary, Acme Innovation Limited, a British Virgin Islands company (“Acme”), we may be considered a "controlled company" within the meaning of the Nasdaq Stock Market (“Nasdaq”) corporate governance standards. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and is permitted to phase in its compliance with the independent committee requirements. Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq listing rules, we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Our operations are cash intensive, and our business could be adversely affected if we fail to maintain sufficient levels of liquidity and working capital.

As of December 31, 2020, we had approximately $1.2 million of cash and cash equivalents and $8.0 million of restricted cash. Historically, we have spent a significant amount of cash on our operational activities, principally to procure raw materials for our products. Our short-term loans are from Chinese banks and are generally secured by a portion of our fixed assets, land use right, receivables and/or guarantees by related parties. The term of almost all such short-term loans is one year or less. Historically, we have rolled over such loans on an annual basis. However, we may not have sufficient funds available to pay all of our borrowings upon maturity in the future. Failure to roll over our short-term borrowings at maturity or to service our debt could result in the imposition of penalties, including increases in interest rates, legal actions against us by our creditors, or even insolvency.

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

If available liquidity is not sufficient to meet our operating and loan obligations as they come due, our plans include considering pursuing alternative financing arrangements, reducing expenditures as necessary, or limiting our plans for expansion to meet our cash requirements. However, there is no assurance that, if required, we will be able to raise additional capital, reduce discretionary spending or efficiently limit our expansion to provide the required liquidity. Currently, the capital markets for small capitalization companies are difficult and banking institutions have become stringent in their lending requirements. Accordingly, we cannot ensure the availability or terms of any third-party financing. If we are unable to raise additional financing, we may be unable to procure the raw materials we need, implement our long-term business plan, develop or enhance our products, take advantage of future opportunities or respond to competitive pressures on a timely basis.

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

In 2020 and 2019, we generated revenue of approximately $104.2 million and $107.3 million, respectively, or 75.2% and 77.2%, respectively, of our total revenue, from sales of our rare earth coated PC wires and PC strands. We believe that our rare earth coating capabilities provide us with a competitive advantage among our competitors; however, it is likely that our competitors may develop similar competing products. We intend to continue to expand research and development efforts to advance our rare earth coating applications even further, including improving the products’ corrosion-resistant level and increasing the products’ strength and life span. Meanwhile, we will also continue to invest in research and development of higher strength and higher corrosion-resistant level of other types of prestressed products. However, there can be no assurance that our initial competitive advantage will be retained and that one or more competitors will not develop products that are equal or superior to ours in quality and are better priced than our rare earth coated products.

Our revenues are highly dependent on a limited number of customers and the loss of any one of our major customers could materially and adversely affect our growth and our revenues.

During the years ended December 31, 2020 and 2019, our six largest customers contributed 80.2% and 66.8% of our total sales, respectively. As a result of our reliance on a limited number of customers, we may face pricing and other competitive pressures, which may have a material adverse effect on our profits and our revenues. The volume of products sold for specific customers varies from year to year, especially since we are not the exclusive provider for any customers. In addition, there are a number of factors, other than our performance, that could cause the loss of a customer or a substantial reduction in the products that we provide to any customer and that may not be predictable. For example, our customers may decide to reduce spending on our products or a customer may no longer need our products following the completion of a project. The loss of any one of our major customers, a decrease in the volume of sales to these customers or a decrease in the price at which we sell our products to them could materially adversely affect our profits and our revenues.

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

We currently purchase almost all of our raw materials from a small number of suppliers. Purchases from our five largest suppliers accounted for 99.9% and 99.8% of our raw material purchases in the years ended December 31, 2020 and 2019, respectively. In the event that we need to diversify our supplier network, we may not be able to procure a sufficient supply of raw materials at a competitive price, which could have an adverse effect on our results of operations, financial condition and cash flows.

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

The steel market trend in 2020 was affected by the COVID-19 pandemic and steel prices fluctuated dramatically. In the first quarter of 2020, we saw a sharp drop in steel prices as the domestic economy stagnated due to the pandemic. From April to the end of November 2020, steel prices rose moderately. From the end of November to the end of December 2020, steel prices surge and then retrace sharply. In 2020, the overall price of steel raw materials in China maintained an upward trend and ran at a high level. In particular, iron ore prices are experiencing a phase of tight supply and demand due to the pandemic, which, coupled with capital market speculation, saw a substantial rise in the fourth quarter.

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

Any outbreak of such epidemic illness or other adverse public health developments in China or elsewhere in the world will materially and adversely affect the global economy, our markets and our business. Restrictions on the movement of people and goods currently remain in place in certain regions, which requires us to adjust certain of our sales and delivery processes. Our factories in Jiujiang and Ma’anshan were temporarily closed from China’s Spring Festival national holiday in late January to March 9, 2020, as a result of the COVID-19 outbreak. A prolonged outbreak of COVID-19 could result in disruption of supply chain of certain raw materials necessary for our products, decrease of customer demand, restrictions on our travel to support our sites or our customers around the world, and delays in our production and construction of our new production facilities in Jiujiang, Jiangxi, China. The extent to which COVID-19 impacts raw material prices in 2021 will depend on the future developments of the pandemic, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable. All these factors may affect our overall financial performance in 2021, although we cannot quantify the overall impact at this time.

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

The disruption of our supply chain, customer demand or our ability to manufacture and sell our products caused by events outside of our control, including but not limited to the COVID-19 pandemic, could impact our results of operations. Due to the ongoing COVID-19 pandemic, our factories in Jiujiang and Ma’anshan were temporarily closed after the Chinese New Year until the second week of March 2020. The factories have been fully operational since March 23, 2020. Due to the travel and work restrictions in order to curb the widespread of COVID-19 in China between the end of January 2020 and the end of March 2020, many cities in China were under lockdown. As a result, production and sales orders were delayed and our financial performance in 2020 was affected. Since March 2020, the impact from the COVID-19 outbreak on business in China has improved, and the Government of the People’s Republic of China (the “PRC Government”) implemented various policies in order to stimulate the economy and boost the overall economic growth in 2020. In the transportation infrastructure industry, construction projects that were delayed are now resuming. However, any future outbreak of COVID-19 could create disruptions that may, over time, slow down manufacturing in impacted jurisdictions and put pressure on the pricing and availability of raw materials used in our products.

Sales to customers outside China and international developments expose us to risks inherent in international sales and increased competition.

We generated approximately 1.5% and 1.8%, respectively, of our revenue during the years ended December 31, 2020 and 2019 from sales to customers in international markets. As a result, we are subject to risks and challenges that we would otherwise not face if we conducted our business only in China. In 2018 and 2019, the United States imposed tariffs on more than $550 billion of Chinese goods, and China retaliated with tariffs on more than $185 billion of US products. In January 2020, the two sides signed the Phase One Trade Deal, which officially agreed to the rollback of tariffs, expansion of trade purchases, and renewed commitments on intellectual property, technology transfer, and currency practices. Although we have not generated any sales from the United States since the anti-dumping duties were imposed in 2010, these measures imposed in 2018 and 2019 may also have a negative impact on our business and results of operations because Chinese-based steel product exporters may now focus their marketing efforts on the Chinese domestic market.

We are subject to various risks and uncertainties that might affect our ability to procure quality raw materials.

Our performance depends on our ability to procure low cost, high quality raw materials on a timely basis from our suppliers. Our suppliers are subject to certain risks, including availability of raw materials, labor disputes, inclement weather, natural disasters, and general economic and political conditions, which might limit the ability of our suppliers to provide us with low cost, high quality merchandise on a timely basis. Furthermore, for these or other reasons, one or more of our suppliers might not adhere to our quality control standards, and we might not identify the deficiency. Our suppliers’ failure to supply quality materials at a reasonable cost on a timely basis could reduce our net sales or profits, damage our reputation, and have an adverse effect on our financial condition. While we have not experienced any meaningful disruption to our supply chain, it is possible that such disruptions could occur if the COVID-19 outbreaks in China in the future.

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

Our reporting currency is the U.S. dollar. However, substantially all of our revenues are denominated in RMB. Any significant revaluation of the Renminbi may have a material adverse effect on the U.S. dollar equivalent amount of our revenues and financial condition as well as on the value of, and any dividends payable on, our ordinary shares in foreign currency terms. For instance, a decrease in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our ordinary shares and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ADSs. For 2020 and 2019, we had foreign currency translation gain of $8.5 million and loss of $1.7 million, respectively, primarily due to the appreciation of the RMB against the U.S. dollar in 2020 and the depreciation of the RMB against the U.S. dollar in 2019.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on exchange rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB solely to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, however, this appreciation halted and the RMB was traded within a narrow range against the U.S. dollar. Between July 2010 and November 2015, the RMB fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of IMF completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, RMB is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. This depreciation halted in 2017, and the RMB appreciated approximately 7% against the U.S. dollar during this one-year period. In 2018 and 2019, the RMB depreciated 4.8% and 1.3% against the U.S. dollar. In 2020, the RMB appreciated approximately 6.9% against the U.S. dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and RMB internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

In light of the flood of capital outflows of China in 2016 due to the weakening RMB, the PRC government has imposed more restrictive foreign exchange policies and stepped-up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies, we may not be able to satisfy our foreign currency demands.

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

We believe that some of our shareholders are PRC residents under SAFE Circular 37. We do not have control over these shareholders and our other beneficial owners and cannot assure you that all of our PRC-resident beneficial owners have complied with, and will in the future comply with, SAFE Circular 37 and subsequent implementation rules. The failure of PRC-resident beneficial owners to register or amend their SAFE registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future PRC-resident beneficial owners of our company to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Furthermore, SAFE Circular 37 is unclear how this regulation, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant PRC government authorities, and we cannot predict how these regulations will affect our business operations or future strategy. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. These risks could in the future have a material adverse effect on our business, financial condition and results of operations.

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

Banks and other financial institutions in the PRC do not provide insurance for funds held on deposit. The Chinese government implemented the bank deposit insurance program on May 1, 2015. Financial institutions are required to pay insurance premiums into a fund that is managed by an agency appointed by the State Council. The program is designed to return bank clients' deposits if their bank suffers insolvency or bankruptcy. The reimbursement is drawn from the new fund in the case of the deposit being RMB 500,000 (approximately $76,630 as of December 31, 2020) or less. However, the implementation and impact of this program are uncertain. As a result, in the event of a bank failure, we may not have access to funds on deposit. Depending upon the amount of money we maintain in a bank that fails, our inability to have access to our cash could impair our operations, and, if we are not able to access funds to pay our suppliers, employees and other creditors, we may be unable to continue our business operations.

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

As an auditor of companies that are publicly traded in the United States and a firm registered with the PCAOB, BDO China Sun Lun Pan Certified Public Accountants LLP, who served as our auditor until April 14, 2021, is required under the laws of the United States to undergo regular inspections by the PCAOB. However, because we have substantial operations within the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese government authorities, our auditor and its audit work is not currently inspected fully by the PCAOB.

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

In addition, the securities market has from time to time, and to an even greater degree over the past several years, experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs. In the event that market price of our ADSs is below $1 for more than 30 consecutive business days we will fail to meet the requirements of Nasdaq Stock Market (“Nasdaq”) listing rules. Furthermore, in the past, following periods of volatility in the market price of a public company’s securities, shareholders have frequently instituted securities class action litigation against that company. Litigation of this kind could result in substantial costs and a diversion of our management’s attention and resources.

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

Capital Expenditures

We incurred capital expenditures of approximately $1,690,095 and $139,795 for the years ended December 31, 2020 and 2019, respectively. In addition to the maintenance and repair of current production lines, the increase in capital expenditure in 2020 was primarily in connection with the land acquisition for the new production facility in Jiujiang. These capital expenditures were financed by proceeds from bank financing.

We expect to incur further capital expenditures in fiscal year 2021 in connection with the construction of production facility and the maintenance of our current production lines.

Proposed Going Private Transaction

On December 17, 2020, the Company entered into an agreement and plan of merger (the “Merger Agreement”) with New Ossen Group Limited, an exempted company with limited liability incorporated under the laws of the British Virgin Islands (“Parent”), and New Ossen Innovation Limited, an exempted company with limited liability incorporated under the laws of the British Virgin Islands and a wholly-owned Subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”) and cease to exist, with the Company continuing as the surviving company (“Surviving Company”) and becoming a wholly owned subsidiary of Parent.

Parent and Merger Sub are formed solely for purposes of the Merger. Parent is currently beneficially owned by (a) Pujiang International Group Limited, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands (the “Rollover Shareholder” or “Pujiang”), which has elected to roll-over all of its interests in the Company in connection with the Merger, (b) Acme Innovation Limited, a company with limited liability incorporated under the laws of the British Virgin Islands (“Acme”) and wholly owned by Pujiang, (c) Elegant Kindness Limited, a company with limited liability incorporated under the laws of the British Virgin Islands (“Elegant”) and controlled by Dr. Liang Tang, and (d) Dr. Liang Tang (“Dr. Tang”), the chairman of the board of directors of the Company. Dr. Tang, Elegant, Pujiang, Acme, Parent and Merger Sub are collectively referred to as the “Buyer Group.” The Rollover Shareholder will have the Rollover Shares (as defined below) cancelled in the Merger and pursuant to the terms of the Merger Agreement, no Merger consideration will be paid to such shareholder, and it will receive newly issued shares of Parent.

If the Merger is consummated, the Company will continue its operations as a privately held company under the name “Ossen Innovation Co., Ltd.” As a result of the Merger, the Company’s American Depositary Shares (the “ADSs”) representing the Shares will no longer be listed on the NASDAQ and the ADS program will terminate.

If the Merger is completed, at the effective time of the Merger (the “Effective Time”), except as described below, (i) each Share (other than Shares represented by ADSs) issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist in exchange for the right to receive US$1.70 per Share in cash and without interest and (ii) each ADS issued and outstanding immediately prior to the Effective Time, together with each Share represented by such ADS, will be cancelled and cease to exist in exchange for the right to receive US$5.10 per ADS (less US$0.05 per ADS cancellation fee payable pursuant to the terms of the deposit agreement dated June 30, 2020 (the “Deposit Agreement”) by and among the Company, the Bank of New York Mellon (the “ADS depositary”), and all holders and beneficial owners from time to time of ADSs issued thereunder). The following Shares of the Company will not be converted into the right to receive the consideration described in the immediately preceding sentence: (a) Shares (including ADSs corresponding to such Shares) beneficially owned by the Rollover Shareholder (the “Rollover Shares”); (b) Shares (the “Dissenting Shares”) owned by holders of Shares who have validly exercised and not effectively withdrawn or lost their appraisal rights pursuant to Section 179 of the BVI Business Companies Act, 2004, as amended (the “BVI Companies Act”) (the “Dissenting Shareholders”); and (c) Shares (if any) owned by the Company or any direct or indirect wholly-owned subsidiaries of the Company (or held in the Company’s treasury) and Shares held by Parent or any of its subsidiaries ((a), (b) and (c) collectively, the “Excluded Shares”). Each Excluded Share (excluding any Dissenting Share) issued and outstanding immediately prior to the Effective Time, will be cancelled and will cease to exist, and no Merger consideration will be delivered with respect thereto. Each Dissenting Share will be cancelled at the Effective Time for the right to receive the fair value of such Shares as determined in accordance with the provisions of the BVI Companies Act. The ADS depositary will call for surrender of all outstanding ADSs (other than any ADSs representing Excluded Shares) to be exchanged for the applicable merger consideration.

The Rollover Shareholder intends to fund the Merger consideration through a combination of (i) rollover equity (represented by the Rollover Shares) from the Rollover Shareholder, (ii) cash contribution in the amount of US$12.5 million contemplated by an equity commitment letter, dated as of December 17, 2020 (the “Equity Commitment Letter”), by and between Parent and the Rollover Shareholder.

An independent committee of the board of directors of the Company (the “Independent Committee”), composed solely of two independent and disinterested directors of the Company who are unaffiliated with the Buyer Group, the Company or any of the management members of the Company, Mr. Junhong Li and Mr. Zhongcai Wu, has reviewed and considered the terms and conditions of the Merger Agreement, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger. On December 17, 2020, the Independent Committee unanimously (a) determined that the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, is fair to, and in the best interests of, the Company and holders of the Shares and the ADSs of the Company (other than the holders of Excluded Shares and ADSs representing the Excluded Shares) that are unaffiliated security holders of the Company as such terms are defined in Rule 13e-3 of the Exchange Act (the “Unaffiliated Security Holders”), (b) approved and declared it advisable for the Company to enter into the Merger Agreement, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger, (c) recommended that the board of directors authorize and approve the entry into by the Company of the Merger Agreement, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger, and (d) recommended that the board of directors of the Company direct that the authorization and approval of the Merger Agreement, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger, be submitted to a vote at an extraordinary general meeting of the shareholders of the Company with the recommendation of the board of directors that the shareholders of the Company authorize and approve by way of a shareholder resolution the Merger Agreement, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger.

On December 17, 2020, the board of directors of the Company, upon the unanimous determination and recommendation of the Independent Committee, had (a) determined that the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, is fair to, and in the best interests of, the Company and its shareholders (including the Unaffiliated Security Holders), (b) approved the execution, delivery and performance by the Company of the Merger Agreement, the Plan of Merger and the consummation of the transactions contemplated thereby, including the Merger, and (c) resolved to direct that the authorization and approval of the Merger Agreement, the Plan of Merger and the transactions contemplated thereby, including the Merger, be submitted to a vote at an extraordinary general meeting of the shareholders of the Company with the recommendation of the board of directors that the shareholders of the Company authorize and approve the Merger Agreement, the Plan of Merger and the consummation of the transactions contemplated thereby, including the Merger.

Schedule 13E-3 was initially filed on January 11, 2021 and Amendment No. 1 was filed on February 10, 2021.

4.B. Business Overview

Overview

We manufacture and sell an array of plain surface prestressed steel materials and rare earth coated and zinc coated prestressed steel materials, which we believe is the most comprehensive array among our competitors in China. Our materials are used in the construction of bridges, highways and other infrastructure projects in the PRC and internationally. Our facilities are located in Ma’anshan City, Anhui Province and in Jiujiang City, Jiangxi Province in the PRC. Based on our extensive experience in the industry, we believe that Ossen is one of the leading enterprises in the PRC in the design, engineering, manufacture and sale of customized prestressed steel materials used in the construction of bridges, highways, and other infrastructure projects in China.

During the year ended December 31, 2020, we generated revenue of approximately $104.2 million, or 75.2% of our total revenue (as compared to 107.3 million, or 77.2% of our total revenue in 2019), from sales of our rare earth coated PC wires and PC strands.

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

Our products are marketed under the “Ossen” brand name both domestically and internationally. We handle all aspects of market research, product design, engineering, manufacturing, sales and marketing. We conduct our manufacturing operations in our ISO 9001 manufacturing facilities in Ma'anshan City and Jiujiang City in the PRC.

Ossen Materials, our operating subsidiary, was founded in 2004. In 2005, we expanded our manufacturing capabilities by acquiring a facility in Jiujiang City in the PRC and forming Ossen Jiujiang. The senior management team of Ossen were among the first in China to introduce and promote the use of prestressed steel materials in construction projects. They have been involved in producing prestressed materials since 1994 and each has accumulated more than 25 years of experience in the prestressed materials industry.

Competitive Advantages

Our management believes that the following competitive strengths differentiate us from other domestic and international competitors and are the key factors to our success:

We are taking advantage of industry trends in the bridge infrastructure sectors in the PRC and other international markets

As part of the “14th Five-Year plan” announced in 2021, “self-sufficiency in technology” was mentioned as one of the key factors to support the country’s sustainable development. The PRC Government has therefore introduced various initiatives to achieve this goal and one of the research focuses is to enhance the technologies in the manufacture of “high-tech materials” and “transportation infrastructure”. With all these initiatives, it is anticipated that technology infrastructure projects will be introduced in the next few years and therefore demand for our products will increase. With the Company’s advanced technologies and know-how in high-technology metallic materials and applications, the Company would benefit from these initiatives and the Company would continue to apply additional resources to enhance its research and development capabilities.

In addition, the PRC Government has also continued its effort in boosting domestic investment by improving transportation infrastructure in certain areas, this includes transportation infrastructure construction plan within the Yangtze River Region (2020-2035). According to the plan, it is expected that approximately 240 new bridges and tunnels will be built and the new land transportation system would facilitate the mobility of goods and people. The new system would create a solid foundation for the development of telecommunication and energy infrastructure and stimulate the economy development within the Yangtze River Region.

With the PRC Government’s initiatives, the Company sees significant potential market opportunities for its products and is confident that the business segments of the Company would continue to grow. Further, the Company would continue to strengthen its technological capabilities and make significant investment in the research and development area.

Leading provider of customized prestressed steel materials

Based on our extensive experience in the industry, we believe that Ossen is one of the leading enterprises in the PRC in the design, engineering, manufacture and sale of customized prestressed steel materials used in the construction of bridges, highways, and other infrastructure projects in China. We manufacture and sell an array of plain surface prestressed steel materials and rare earth coated and zinc coated prestressed steel materials, which we believe is the most comprehensive array among our competitors in China and which are used in the construction of bridges, highways and other infrastructure projects in the PRC and internationally. Our facilities are located in Ma’anshan City, Anhui Province and in Jiujiang City, Jiangxi Province in the PRC.

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

Efficient proprietary production technology

We continually pursue technological improvements to our manufacturing processes via our strong in-house development teams. We own forty-three patents granted by the State Intellectual Property Office of the PRC, including eight invention patents and thirty-five utility model patents as of April 30, 2020. These patents and patent applications are intended to protect our technologies, including production processes of various wire ropes, pickling methods for steel wire materials, the quality control methods for certain steel wire products and devices designed for the production of steel wire. Our research and development efforts have generated technological improvements that have been instrumental in controlling our production costs and increasing our operational efficiency, most notably with respect to the development of our rare earth coated materials.

Strong recognition from domestic and international customers for supplying materials for infrastructure projects

The solid reputation that our management team has developed over the past nearly 25 years in the prestressed material industry in China and in other countries such as the United States, Canada, Spain, Japan, South Korea, Taiwan, Australia, South Africa and Saudi Arabia, among others, including an established track record for consistently providing quality products at competitive prices, has enabled us to develop a strong customer base and to be involved in major building projects.

We generated approximately 1.5% and 1.8%, respectively, of our revenue during the years ended December 31, 2020 and 2019 from sales to customers in international markets including primarily Vietnam, South Korea, Japan, Turkey and Oman, primarily for use in the construction of bridges. Due to the anti-dumping measures imposed by the United States and European Union in 2008 and 2009 and recent stiff trade measures imposed by the United States government in 2018 and 2019, we do not intend to reestablish a presence in the United States or the European Union at the levels we experienced in 2008 in the near future. However, if opportunities arise in the U.S. or EU markets or in other international markets for us to win bids on projects or to reengage with former customers or establish relationships with new customers, we would pursue such opportunities. The measures imposed in 2018 and 2019 may continue to have a negative impact on our business and results of operations because Chinese-based steel product exporters may focus more of their marketing efforts on the Chinese domestic market.

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

Competition

China is one of the world’s largest producers and markets for prestressed steel materials. In 2019 and 2020, our sales were predominantly to customers located in the PRC, and as a result, our primary competitors were PRC domestic companies.

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

The suppliers that supplied us with a significant percentage of our raw materials for the past three years were Jiangsu Shagang Group Co., Ltd., Shanghai Chemical Industry Supply and Marketing Co., Ltd., Jiangxi Yigeer Technology Co., Ltd., and Shanghai Yehao Steel Co. Ltd. and all are based in China.

Purchases from our five largest suppliers accounted for 99.9% and 99.8%of our raw material purchases in 2020 and 2019, respectively. Nonetheless, we are not dependent on any one of our suppliers, as we are able to source raw materials from alternative vendors should the need arise. We have not experienced significant production disruptions due to a supply shortage from our suppliers, nor have we had any major dispute with a material supplier.

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

In 2020, the overall price of steel raw materials in China maintained an upward trend and ran at a high level. In particular, iron ore prices are experiencing a phase of tight supply and demand due to the COVID-19 pandemic, which, coupled with capital market speculation, saw a substantial rise in the fourth quarter.

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

Generally, the manufacturing process involves the following:

•	Cleaning steel wire rods or other similar raw materials by chemical pickling, mechanical de-scaling or a similar process. The materials are then cold drawn and reduced until the desired diameter and resistance characteristics are achieved. This process is what provides the material with its strength.
•	In the production of strands, the individual wires (either 3 or 7 wires) are braided together to form a strand.
•	The final step is to subject the steel material to a thermo-chemical process which endows the material with mechanical properties, such as low relaxation, which enable the material to last over time.

Processing Lines

We currently have 18 processing lines, consisting of the following:

•	Two surface treatment lines, one located in our Ma’anshan facility and one in our Jiujiang facility, each composed of an acid pickling bath, rinsing bath, high pressure water rinsing bath, phosphating bath, saponification (boronizing) bath and cleaning bath.
•	Seven wire drawing production lines, four located in our Ma’anshan facility and three in our Jiujiang facility, each composed of a pay-off machine, drawn can and take-up machine. Each of our half-finished products is processed on a wire drawing production line.
•	Three PC strand stabilization treatment lines, two located in our Ma’anshan facility and one in our Jiujiang facility, each composed of stranding machines, straightening wheels, jockey wheels, medium frequency furnace, cooling tank, take-up and pay-off machines, a wire arraying machine and a layer winding machine. The PC strand stabilization product lines in our Jiujiang facility produce plain surface PC strands and zinc coated PC strands of various specifications.

•	One zinc galvanization line, located in our Jiujiang facility, composed of a pay-off machine, degreasing furnace, acid rinsing pickling tank, assistant plating tank, drying furnace, galvanizing furnace, drawing tower and take-up machine. Half-finished products needed for different series of zinc coated PC wires and strands are produced on this line.
•	Two surface finishing lines, both located in our Jiujiang facility, each composed of a pay-off machine, a finishing machine and a take-up machine. These production lines are used to produce half-finished products of zinc coated PC wires and strands.
•	Two PC wire stabilization treatment lines, both located in our Jiujiang facility, each composed of a pay-off machine, jockey wheel, straightening machine, indent marking machine, medium frequency furnace, cooling tank, towing machine, shearing machine and take-up machine. Zinc coated PC wires, round PC wires, indented PC wires and helical rib PC wires are produced on these production lines.
•	One unbonded PC strand line, located in our Jiujiang facility, composed of a pay-off machine, oiling machine, high-density polyethylene plastic injection machine, water tank, towing machine and take-up machine. This line is used to produce different series of unbonded plain surface PC strands and unbonded zinc coated PC strands.

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

In 2020 and 2019, sales to our six largest customers, in the aggregate, accounted for approximately 80.2% and 66.8% of our total sales, respectively. The following table provides the name of each customer that contributed to more than 10% of our revenues in each of 2020 and 2019 and the percentage of our revenues generated from such customers during these periods.

	2020 Revenues	20 Revenues
Name of Customer	(%)	(%)
Zhangjiagang Shajing Iron and Steel Trading Co., Ltd.	46.1	21.4

Zhangjiagang OVM Machinery Co., Ltd.	*	10.2

Shanghai Xingshun Steel Pipe Factory	*	10.6

* Less than 10% of our annual revenues.

The following table describes the breakdown of our sales in 2020 and 2019 between our domestic and international customers.

	For the Year Ended December 31,
	2020	2019
Domestic Sales	$136,563,098	$136,414,471

International Sales	$2,014,772	$2,485,886

Total Sales	$138,577,870	$138,900,357

Research and Development

Our research and development efforts are focused on three objectives:

•	Superior product safety and quality;
•	Reduction of operating costs; and
•	Sustaining growth through the development of new products.

We have a research and development team at each of our facilities. In total, seventeen employees are dedicated to research and development. We spent $5.0 million and $4.4 million in 2020 and 2019, respectively, on our research and development activities to customize products for new or existing customers and develop new products. The nature of our research and development activities needed for our product development is generally not cash intensive. In addition, a portion of the work is conducted by organizations and universities with which we have a collaborative relationship.

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

Specifically, we have entered into cooperation agreements with Jiujiang Institute pursuant to which the institute assists us in our efforts to improve the comprehensive function and manufacturing technique of our high strength, anti-erosion zinc coated prestressed strands. These high strength products, which have high endurance against erosion, are sold domestically and internationally. Pursuant to a two-year research cooperation agreement with Jiujiang Institute in 2017, Ossen Jiujiang agreed to provide its research and development resources such as the research and development team and testing laboratories for facilitating students of Jiujiang Institute to develop new technology know-how on certain galvanised prestressed technology with a view to reducing unit costs, improving production efficiency, upgrading product quality. On January 1, 2019, we signed a new cooperation agreement with Jiujiang Institute. Pursuant to the three-year agreement, Jiujiang Institute agreed to assist with the research and development of Φ5.0mm 1960MPa galvanized aluminum rare earth alloy PC wire.

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

In 2020, Ossen Jiujang received Third Class Prize for Invention award and The Fourth Jiangxi Province Patent Award from Jiangxi Provincial Government, and Jiangxi Province Well-Known Product from Jiangxi Province Well-known Brand Promotion Association.

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

Looking ahead, as part of the “14th Five-Year plan” announced in 2021, “self-sufficiency in technology” was mentioned as one of the key factors to support the country’s sustainable development. The PRC Government has therefore introduced various initiatives to achieve this goal and one of the research focuses is to enhance the technologies in the manufacture of “high-tech materials” and “transportation infrastructure”. With all these initiatives, it is anticipated that technology infrastructure projects will be introduced in the next few years and therefore demand for the Company’s products will increase. With the Company’s advanced technologies and know-how in high-technology metallic materials and applications, the Company would benefit from these initiatives and the Company would continue to apply additional resources to enhance its research and development capabilities.

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

Patents

As of April 30, 2021, we have forty-three patents registered with the State Intellectual Property Office of the PRC, including eight invention patents and thirty-five utility model patents.

Between January 1, 2020 and December 31, 2020, one previously-pending invention patent and six previously-pending utility model patent was approved by the State Intellectual Property Office.

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

The following table provides the name, the application number or patent number, the name of the applicant or patent holder and the status of our registered invention patents and each of our invention patent applications, and the expiration date of our registered invention patent:

Name	Application No. /Patent No.	Applicant /Patent Holder	Status	Expiration Date
Stabilizing Process of Indented Wire	ZL200710157149.0	Ossen Jiujiang	Registered	11/22/2027
Method to Change the Length of Waste of Stranded Wire Joint	ZL200910144241.2	Ossen Materials	Registered	7/26/2029
Production Process of Zinc Coated Steel Wire	ZL201010105179.9	Ossen Jiujiang	Registered	2/2/2030
Re-processing Technology of Galvanized Steel Wire	ZL201310137387.0	Ossen Jiujiang	Registered	4/18/2033
Prestressed Galvanized Steel Wire Joint Stabilizing Processing Production Method	ZL201610567857.0	Ossen Jiujiang	Registered	7/18/2036
High-strength prestressed steel wire drawing and matching method	ZL201610567616.6	Ossen Jiujiang	Registered	7/18/2036
Prestressed steel strand aeration pickling tank and pickling method	ZL201510161287.0	Ossen Materials	Registered	4/6/2035
A surface treatment device for prestressing steel strand and its working method	ZL201911339724.8	Ossen Materials	Registered	12/22/2019

The following table provides the name, the application number or patent number, the name of the applicant or patent holder and the status of each of our registered utility model patents and utility model patent applications, and the expiration dates of our registered utility model patents:

Name	Application No. /Patent No.	Applicant /Patent Holder	Status	Expiration Date
Lubricating device for twisted strand of steel strand	ZL201821549310.9	Ossen Materials	Registered	09/20/2028

Inductive Water Saving Device	ZL201220218155.4	Ossen Materials	Registered	06/25/2021

Anti-Impact Gear	ZL201220217756.3	Ossen Materials	Registered	06/23/2021

Lock Device for PC Strand Production Wheel	ZL201220218156.9	Ossen Materials	Registered	06/25/2021

New Dies for Wire Drawing	ZL201320723167.7	Ossen Materials	Registered	12/24/2022

Energy-saving Device for Acid Mist Drainage	ZL201320722838.8	Ossen Materials	Registered	12/24/2022

Cold Assembly Mould	ZL201420023335.0	Ossen Materials	Registered	1/14/2024

Prestressed Strand Spreader	ZL201420023447.6	Ossen Materials	Registered	1/14/2024

Pickling Pool Electric Heating Control System	ZL201620087931.4	Ossen Materials	Registered	1/26/2026

Air Compressor Motor Protection System	ZL201620087953.0	Ossen Materials	Registered	1/26/2026

Prestressed Steel Wire Ultrasonic Vibration Pickling Pool	ZL201621197903.4	Ossen Materials	Registered	11/6/2026

Prestressed Strand Online Water Removal Device	ZL201720979882.X	Ossen Materials	Registered	8/6/2027

Prestressed Steel Strand Production Spiral Air Cylinder	ZL201621197904.9	Ossen Materials	Registered	11/6/2026

Closed Soot Filter System for Strand Production	ZL201721178282.X	Ossen Materials	Registered	9/13/2027

Strand Take-up Machine	ZL201721177583.0	Ossen Materials	Registered	9/13/2027

Steel Wire On-line Oil Coating Device	ZL201721178741.4	Ossen Materials	Registered	9/13/2027

Prestressed Steel Strand Packaging Structure	ZL201720976708.X	Ossen Materials	Registered	8/6/2027

A kind of air circuit control system	ZL201921561142.X	Ossen Materials	Registered	9/18/2029

An internally cooled carbide die set	ZL201921560665.2	Ossen Materials	Registered	9/18/2029

A kind of broken wire control device	ZL201921561151.9	Ossen Materials	Registered	9/18/2029

A steel strand cooling device	ZL201911339724.8	Ossen Materials	Registered	9/18/2029

Furnace for Zinc Coating Process	ZL201320200197.4	Ossen Jiujiang	Registered	4/18/2023

Actinomycetes Machine Discharge Line Protection Devices	ZL201320200077.4	Ossen Jiujiang	Registered	4/18/2023

Strand Actinomycetes Devices	ZL201320200171.X	Ossen Jiujiang	Registered	4/18/2023

Cooling Device with Distilled Water for Medium Frequency Furnace	ZL201320199776.1	Ossen Jiujiang	Registered	4/18/2023

U-shape Hot Galvanizing Furnace	ZL201420532006.9	Ossen Jiujiang	Registered	9/16/2024

Plastic Particle Drying Mixer	ZL201420798062.7	Ossen Jiujiang	Registered	12/16/2024

Multi-functional Line Traction Machine for Steel Wire Stabilization Processing Production Line	ZL201420798307.6	Ossen Jiujiang	Registered	12/16/2024

Dust Removing Device for Surface Treatment for Drawing Steel Wire	ZL201420798232.1	Ossen Jiujiang	Registered	12/16/2024

An Oil Weight Control Device for Unbonded Steel Strand	ZL201620720468.2	Ossen Jiujiang	Registered	7/10/2026

A Dedusting and Dedusting Device for A Prestressed Steel Strand Joint Machine	ZL201620720466.3	Ossen Jiujiang	Registered	7/10/2026

A Galvanized Steel Wire Fixture for Tensile Testing Machine	ZL201620720452.1	Ossen Jiujiang	Registered	7/10/2026

A Trapezoid Mold for Wire Rod Drawing of Carbon Steel	ZL201620720451.7	Ossen Jiujiang	Registered	7/10/2026

A kind of acid transporting and acid filling device for galvanizing production line	ZL202020240628.X	Ossen Jiujiang	Registered	3/5/2030

An optical finishing machine environmental protection dust removal device	ZL202020240610.X	Ossen Jiujiang	Registered	3/2/2030

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

Environmental Matters

The Environmental Protection Law, promulgated by the National People’s Congress on December 26, 1989, is the primary law for environmental protection in China. The law establishes basic principles for coordinated advancement of economic growth, social progress and environmental protection, and defines the rights and duties of governments at all levels. Local environmental protection bureaus may set stricter local standards than the national standards and enterprises are required to comply with the stricter of the two sets of standards. Due to the nature of our business, we produce certain amounts of waste water, gas and solid waste materials during the course of our production. We believe that we are in compliance in all material respects with applicable PRC laws and regulations. All of our products meet the relevant environmental requirements under PRC laws and during the three years ended December 31, 2020, we were not subject to any fines or legal action involving non-compliance with any relevant environmental regulation, nor are we aware of any threatened or pending action, including by any environmental regulatory authority.

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

Patents in the PRC are governed by the China Patent Law and its Implementing Regulations, each of which went into effect in 1985. Amended versions of the China Patent Law and its Implementing Regulations came into effect in 2001, 2003, and 2009 respectively. In October 2020, the fourth amendment of China Patent Law was promulgated by the President of the People's Republic of China Decree No. 55, and shall be effective on June 1, 2021.

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

Employees

As of December 31, 2020 and 2019, we had 171 and 176 full-time employees.

The following table shows the breakdown in numbers and percentages of employees by department as of December 31, 2020:

Functions	Number of employees	% of total
Manufacturing	94	55%
Research & Development	14	8%
Quality Control	8	5%
General Administration, Purchasing, Sales and Marketing	55	32%
Total	171	100%

We have not experienced any significant labor disputes and consider our relationship with our employees to be good. Our employees are not covered by any collective bargaining agreement.

We have established an employee welfare plan in accordance with the relevant PRC laws and regulations. Our total expenses for this plan were approximately $109,513 and $190,117 in 2020 and 2019, respectively.

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

On October 2, 2018, Acme, a wholly owned subsidiary of Pujiang and an entity controlled by Dr. Liang Tang, purchased 13,050,000 of our ordinary shares from Effectual, in exchange for the issuance of 54,404 shares of Pujiang to Elegant Kindness Limited, a British Virgin Islands company wholly owned by Dr. Liang Tang. Consequently, Acme now holds 13,050,000 of our ordinary shares.

On May 28, 2019, Pujiang, the parent entity of Acme, was successfully listed and commenced trading on the main board of the Hong Kong Stock Exchange. Dr. Liang Tang, our Chairman, is currently a 68.15% shareholder and the chairman of Pujiang.

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

Through Ossen Materials, we have manufactured and sold plain surface PC strands, rare earth coated PC steel wires and PC wires in our Ma’anshan City facility since 2004. The primary markets for the products manufactured at our Ma’anshan facility are Anhui Province, Jiangsu Province, Zhejiang Province and Shanghai City, each in the PRC.

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

We have land-use rights for facilities at two locations in the PRC, one in Ma’anshan City, Anhui Province and one in Jiujiang City, Jiangxi Province, which are utilized for production, research and development and employee living quarters. We have paid all amounts relating to these properties. The land-use rights for our Ma’anshan facility expires in 2058 and the rights for our Jiujiang facilities expire at different intervals, ranging from 2055 to 2057. Our facilities cover an aggregate of approximately 106,136 square meters.

As of December 31, 2020, our production facility and office in Ma’anshan City had a total gross floor area of approximately 14,668 square meters and we employed 42 production personnel at that facility. Our Ma’anshan facility contained seven processing lines. As of December 31, 2020, our production facility and office in Jiujiang City had a total gross floor area of approximately 20,810 square meters and we employed 52 production personnel at that facility. Our Jiujiang facility contained eleven processing lines. The production volume of our Ma’anshan facility and Jiujiang facility was 208,895 tons in 2020, as compared to 193,174 tons in 2019.

Historically, we did not experience any form of disruption in our production facilities. However, from July 2018 to December 2018, due to a local government's construction accident affecting a high-voltage transmission line near Ossen Jiujiang production facility, the power supply to some of our zinc coating processing lines was interrupted, resulting in the inoperability of several pieces of equipment. We were able to overcome this temporary interruption by purchasing semi-finished zinc coated products to produce finished zinc coated products. In 2020, due to the COVID-19 pandemic, our factories in Jiujiang and Ma’anshan were temporarily closed between the Chinese New Year and the second week of March 2020. The factories resumed the operation since March 23,2020.

The total annual production of our two facilities increased in 2020 compared to 2019 due to higher demand of our zinc coated products, partially offset by the decrease in demand of our rare earth coated products and temporarily closure of our facilities due to COVID-19 in 2020. In January 2020, we acquired a piece of land of approximately 63,000 square meters for the construction site of the new production facility in Jiujiang, Jiangxi Province. As of the date of this report, the Company has commenced the construction work. The schedule was delayed due to the COVID-19 pandemic situation in China.

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

5.A. Operating Results

Overview

General

We manufacture and sell an array of plain surface prestressed steel materials and rare earth coated and zinc coated prestressed steel materials, which we believe is the most comprehensive array among our competitors in China. Our materials are used in the construction of bridges, highways and other infrastructure projects in the PRC and internationally. Our facilities are located in Ma’anshan City, Anhui Province and in Jiujiang City, Jiangxi Province, in the PRC. Based on our extensive experience in the industry, we believe that Ossen is one of the leading enterprises in the PRC in the design, engineering, manufacture and sale of customized prestressed steel materials used in the construction of bridges, highways, and other infrastructure projects in China.

Important Factors Affecting our Results of Operations and Existing Trends

COVID-19

During 2020, the Company’s sales and operations were slightly affected in the first half of 2020 by the widespread of the COVID-19 pandemic in China as many cities imposed travel and work restrictions in efforts to curb the spread of COVID-19 and therefore many of the construction projects in mainland China were delayed. Further, the Company’s manufacturing facilities situated in Jiujiang and Ma’anshan were temporarily closed after the Chinese New Year holidays until the second week of March 2020, and therefore sales to customers were affected in that period. Towards the second quarter of 2020, as the COVID-19 pandemic was gradually brought under control in China, the sales and operations of the Company resumed to normal in the second half of 2020. Depending on the duration of the Covid-19 pandemic and continued negative impact on economic activity, the Company might experience further negative impact in 2021. However, the exact impact in the remainder of 2021 and thereafter cannot be predicted.

Product Mix and Industry Trends

Our results of operations also depend in part on the product mix that we attain during a particular financial reporting period. We produce and sell products according to customer orders. As an overall percentage of sales, sales of our coated products increased from 96.0% in 2019 to 97.7% in 2020.

Overall gross margins of our products were 17.1%, 16.1% and 15.1%, respectively in 2020, 2019 and 2018. The increase of gross margin in 2019 compared to 2018 was primarily due to the increase in sales of high margin rare earth coated products. The increase of gross margin in 2020 compared to 2019 was primarily due to an increase in gross profit margin of rare earth coated products.

As an overall percentage of sales, sales of our coated products increased from 96.0% in 2019 to 97.7% in 2020 and 76.9% and 80.5%, respectively, of our coated product sales in the years ended December 31, 2020 and December 31, 2019 were sales of rare earth coated products and the remaining 23.1% and 19.5%, respectively, were zinc coated products.

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

When steel prices decline, customer demands for lower prices and our competitors' responses to those demands could result in lower sale prices and, consequently, lower margins. Significant or rapid declines in steel prices or reductions in sales volumes could result in us incurring inventory or goodwill impairment charges. Changing steel prices therefore could significantly impact our net sales, gross margins, operating income and net income. In 2016, 2017 and 2018, Chinese Government continued its policy to cut excessive industrial capacity and reform the supply-side of its economy, while strictly controlling steel capacity increases. As a result, the average price of steel products, including our products and principal raw materials, increased in 2016, 2017 and 2018. In 2019, Chinese central government focused on strictly controlling steel capacity increases after Chinese central government addressed the overcapacity in the steel industry and lowered steel production by approximately 150 million tons in last a few years before 2019. However, due to the uncertainty of the trade war between the United States and China and the slowdown of economic growth, as well as the increase of capacity utilization of Chinese steel industry which resulted in the higher output of steel products, the average price of steel products, including our products and principal raw materials, decreased in 2019. In 2020, the overall price of steel raw materials in China maintained an upward trend and ran at a high level. In particular, iron ore prices are experiencing a phase of tight supply and demand due to the pandemic, which, coupled with capital market speculation, saw a substantial rise in the fourth quarter. While we have not experienced any meaningful disruption to our supply chain, a prolonged outbreak of COVID-19 could create disruptions that may, over time, slow down manufacturing in impacted jurisdictions and put pressure on the pricing and availability of raw materials used in our products.

We currently purchase almost all of our new materials from a very small number of suppliers. Purchases from our five largest suppliers amounted to 99.9% and 99.8% of our total raw material purchases in 2020 and 2019 respectively. To date, we have been able to obtain favorable pricing and delivery terms from these suppliers. However, if we were to increase the scale of our production, we may need to further diversify our supplier network and, as a result, may not be able to obtain favorable pricing and delivery terms from new suppliers.

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

In the first quarter of 2020, China’s economy slowed down due to the COVID-19 pandemic and in particular, many infrastructure projects were delayed due to the lockdown or travel restrictions in various cities. Since March 2020, the impact from the COVID-19 outbreak on business in China has improved, and the Government of the PRC Government implemented various policies in order to stimulate the economy and boost the overall economic growth in 2020. In the transportation infrastructure industry, construction projects that were delayed are now resuming.

Looking ahead, as part of the “14th Five-Year plan” announced in 2021, “self-sufficiency in technology” was mentioned as one of the key factors to support the country’s sustainable development. The PRC Government has therefore introduced various initiatives to achieve this goal and one of the research focuses is to enhance the technologies in the manufacture of “high-tech materials” and “transportation infrastructure”. With all these initiatives, it is anticipated that technology infrastructure projects will be introduced in the next few years and therefore demand for the Company’s products will increase. With the Company’s advanced technologies and know-how in prestressed steel products, the Company would benefit from these initiatives and the Company would continue to apply additional resources to enhance its research and development capabilities.

In addition, the PRC Government has also continued its effort in boosting domestic investment by improving transportation infrastructure in certain areas, this includes transportation infrastructure construction plan within the Yangtze River Region. According to the plan, it is expected that approximately 240 new bridges and tunnels will be built and the new land transportation system would facilitate the mobility of goods and people. The new system would create a solid foundation for the development of telecommunication and energy infrastructure and stimulate the economy development within the Yangtze River Region.

With the PRC Government’s initiatives, the Company sees significant potential market opportunities for its products and is confident that the business segments of the Company would continue to grow. Further, the Company would continue to strengthen its technological capabilities and make investment in the research and development area.

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

Ossen Materials was subject to a 15% tax rate through 2012 as the result of its being designated a high-tech enterprise. In 2012, Ossen Materials renewed its status of high-tech enterprise, and would be subject to a 15% tax rate through 2015. In 2015, Ossen Materials renewed its status of high-tech enterprise again, and was subject to a 15% tax rate through 2018. In 2020, Ossen Materials renewed its status of high-tech enterprise again and will be subject to a 15% tax rate through 2023. Ossen Jiujiang was subject to a 15% tax rate through 2011 as the result of its being designated a high-tech enterprise. Since January 1, 2012, Ossen Jiujiang has enjoyed a tax rate of 15% as it is considered as a high-tech enterprise. In 2015, Ossen Jiujiang successfully renewed its status of high-tech enterprise, and was subject to a 15% tax rate through 2018. In 2018, Ossen Jiujiang renewed its status of high-tech enterprise again and will be subject to a 15% tax rate through 2021. In the event that our income tax obligations increase over time, our net income will be affected.

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

Income Taxes. Ossen Materials and Ossen Jiujiang have been recognized by their respective local government agencies as high-tech enterprises. As a result, both subsidiaries were subject to an income tax rate of 15% under relevant PRC income tax laws in 2020, 2019 and 2018.

Results of Operations

The following table sets forth the key components of our results of operations for the periods indicated, in dollars and as a percentage of revenue.

	For the Year Ended December 31,
	2020	% of Revenue	2019	% of Revenue	2018	% of Revenue
Revenues	138,577,870	100.0%	138,900,357	100.0%	136,104,867	100.0%
Cost of Goods Sold	114,855,259	82.9%	116,541,972	83.9%	115,585,803	84.9%
Gross profit	23,722,611	17.1%	22,358,385	16.1%	20,519,064	15.1%
Selling expenses	380,945	0.3%	357,426	0.3%	327,365	0.2%
General and administrative expenses	6,958,788	5.0%	6,155,316	4.4%	5,263,914	3.9%
Total operating expenses	7,339,733	5.3%	6,512,742	4.7%	5,591,279	4.1%
Income from operation	16,382,878	11.8%	15,845,643	11.4%	14,927,785	11.0%
Financial expenses, net	(2,861,921)	-2.1%	(2,382,405)	-1.7%	(1,621,486)	-1.2%
Other income, net	75,786	0.1%	297,438	0.2%	208,071	0.2%
Income before income taxes	13,596,743	9.8%	13,760,676	9.9%	13,514,370	9.9%
Income Taxes	(1,568,109)	-1.1%	(1,533,794)	-1.1%	(2,129,387)	-1.6%
Net Income	12,028,634	8.7%	12,226,882	8.8%	11,384,983	8.6%

Less: net income attributable to non-controlling interest	952,771	0.7%	1,137,712	0.8%	1,005,530	0.7%
Net income attributable to Ossen Innovation Co. Ltd.	11,075,863	8.0%	11,089,170	8.0%	10,379,453	7.6%
Other comprehensive income- Foreign currency translation gain (loss)	8,537,550	6.2%	(1,744,846)	-1.3%	(6,272,303)	-4.6%
Total other comprehensive income (loss)	8,537,550	6.2%	(1,744,846)	-1.3%	(6,272,303)	-4.6%
Comprehensive Income	19,613,413	14.2%	9,344,324	6.6%	4,107,150	3.0%

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenues. During the year ended December 31, 2020, we had revenues of approximately $138.6 million as compared to revenues of approximately $138.9 million during year ended December 31, 2019, a decrease of approximately $0.3 million, or 0.2%. The decrease in our revenues during the year ended December 31, 2020 was mainly attributable to a 2.9% decrease in sales of rare earth coated PC wires and PC strands, a 44.6% decrease in sales of plain surface PC strands, and a 43.1% decrease in other products, partially offset by a 20.0% increase in zinc coated PC wires and PC strands.

The following table provides a breakdown of our revenues during the years ended December 31, 2020 and 2019, respectively:

	Year ended December 31,
	2020		2019
	Revenue ($)	% of Total Revenue	Revenue ($)	% of Total Revenue	Difference
Products:
Plain surface PC strands	1,562,994	2.0%	2,820,075	2.0%	-44.6%
Zinc coated PC wires and PC strands	31,288,830	18.8%	26,064,009	18.8%	20.0%
Rare earth coated PC wires and PC strands	104,164,563	77.2%	107,273,567	77.2%	-2.9%
Others	1,561,483	2.0%	2,742,706	2.0%	-43.1%
Total	138,577,870	100%	138,900,357	100%	-0.2%

In 2020, we focused on the sales of rare earth coated prestressed products and zinc coated prestressed products due to higher profit margin as compared to plain surface prestressed products. As a result, the sales of zinc coated PC wires and PC strands increased by $5.2 million, or 20.0%, to $31.3 million for the year of 2020.

The sales of rare earth coated PC wires and PC strands were $104.2 million during the year ended December 31, 2020, a decrease of 2.9%, compared to the year ended December 31, 2019. The decrease of sales generated by rare earth coated products in 2020 was primarily due to the decrease in market demand and the lower average price of such products in 2020.

The sales of plain surface PC strands and PC wires were $1.6 million during the year ended December 31, 2020, a decrease of $1.3 million, or 44.6%, compared to the year ended December 31, 2019. This decrease of sales generated by plain surface PC strands and PC wires was primarily due to the decrease in market demand during the period.

Other sales were $1.6 million during the year ended December 31, 2020, a decrease of $1.2 million, or 43.1%, compared to the year ended December 31, 2019. This decrease was primarily due to less scrap materials sold in 2020 compared to 2019 and the decrease of service revenue.

Cost of Goods Sold. Cost of goods sold was approximately $114.9 million during the year ended December 31, 2020, as compared to approximately $116.5 million during the year ended December 31, 2019, representing a decrease of 1.4%, or approximately $1.7 million. This decrease occurred mainly because the total sales decreased in 2020. As a percentage of revenues, cost of goods sold decreased from 83.9% to 82.9% during the year ended December 31, 2020.

Gross Profit and Gross Margin. Our gross profit is equal to the difference between our revenues and our cost of goods sold. Our gross profit increased 6.1% to approximately $23.7 million during the year ended December 31, 2020, from approximately $22.4 million for the same period in 2019. For the years ended December 31, 2020 and 2019, our gross margin was 17.1% and 16.1%, respectively. The increase of gross margin was primarily due to the improvement of the profitability of rare earth coated PC wires and PC strands.

Selling Expenses. Selling expenses totaled $0.4 million for the year ended December 31, 20120, as compared to $0.4 million for the year ended December 31, 2019, an increase of 6.6%. This increase was primarily due to higher freight and sales commission for export sales.

General and Administrative Expenses. General and administrative expenses totaled $7.0 million for the year ended December 31, 2020, as compared to $6.2 million for the year ended December 31, 2019, an increase of 13.1%. The increase in 2020 was primarily due to higher doubtful accounts for accounts receivable and higher research and development, partially offset by lower travel expenses in 2020.

Operating Income. As a result of the foregoing, operating income for the year ended December 31, 2020 was approximately $16.4 million, an increase of 3.4% as compared to approximately $15.8 million for the same period in 2019. As a percentage of net sales, operating income increased from 11.4% to 11.8% during the year ended December 31, 2020. This increase was primarily due to higher gross profit, partially offset by higher general and administrative expenses.

Income Taxes. We incurred income tax expenses of $1.6 million and $1.5 million in the fiscal years ended December 31, 2020 and 2019, respectively. Ossen Materials and Ossen Jiujiang were subject to a 15% tax rate as the result of being designated as high-tech enterprises through 2020.

Net Income. As a result of the foregoing, our net income totaled approximately $12.0 million for the year ended December 31, 2020, as compared to approximately $12.2 million for the year ended December 31, 2019, a decrease of 1.6%.

Net Income Attributable to Non-controlling Interest. We own 81% of Ossen Materials and 96.1% of Ossen Jiujiang in the aggregate. Net income attributable to non-controlling interest represents the net income attributable to the holders of the remaining shares. Our net income attributable to non-controlling interest totaled approximately $1.0 million for the year ended December 31, 2020, as compared to approximately $1.1 million for the year ended December 31, 2019.

Foreign Currency Income (Loss). For the year ended December 31, 2020, foreign currency exchange gain was $8.5 million, compared to foreign currency exchange loss of $1.7 million, for the year ended December 31, 2019. The gain was due to the strengthening of the exchange rate of the RMB versus the US dollar in 2020.

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

Revenue Recognition

In accordance with ASC Topic 606, Revenue from Contracts with Customers, the Company recognizes revenues when products are transferred to customers in an amount that reflects the consideration which the Company expects to receive in exchange for those products. In determining when and how revenues are recognized from contracts with customers, the Company performs the following five-step analysis: (i) identification of contract with customer; (ii) determination of performance obligations; (iii) measurement of the transaction price; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenues when (or as) the Company satisfies each performance obligation. The Company derives revenues from the processing, distribution and sale of its own products. The Company recognizes its revenues net of value-added taxes (“VAT”). The Company is subject to VAT which had been levied at the rate of 17% on the invoiced value of sales until April 30, 2018, after which date, the rate was reduced to 16%. VAT rate was further reduced to 13% starting from April 1, 2019. Output VAT is borne by customers in addition to the invoiced value of sales and input VAT is borne by the Company in addition to the invoiced value of purchases to the extent not refunded for export sales.

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

Contracts with distributors do not offer any chargeback or price protection. The Company experienced no product returns and recorded no reserve for sales returns for the years ended December 31, 2020, 2019 and 2018

The Company has adopted ASC 606 on January 1, 2018, using the transition method of Modified-Retrospective Method. The adoption of ASC 606 had no impact on the Company’s beginning balance of retained earnings.

Research and Development

Research and development costs are expensed as incurred and totaled approximately $4,965,745, $4,414,219, and $3,345,097 for the years ended December 31, 2020, 2019 and 2018, respectively. Research and development costs are included in general and administrative expenses in the accompanying statements of operations. Research and development costs are incurred on a project specific basis.

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

The Company also follows FASB ASC 740, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2020, the Company did not have a liability for unrecognized tax benefits. It is unlikely that the amount of liability for unrecognized tax benefits will significantly change over the next 12 months. It is the Company’s policy to include penalties and interest expense related to income taxes as a component of other expense and interest expense, respectively, as necessary. The Company’s historical tax years will always remain open for examination by the local authorities.

The Company has not provided for income taxes on accumulated earnings amounting $88,116,913 that are subject to the PRC dividend withholding tax as of December 31, 2020, since these earnings are intended to be permanently reinvested.

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

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and other current assets and liabilities approximate fair value because of the short-term nature of these items. The estimated fair values of short-term bank loans were not materially different from their carrying value as presented due to the short maturities and that the interest rates on the borrowing approximate those that would have been available for loans of similar remaining maturity and risk profile. As the carrying amounts are reasonable estimates of the fair value, these financial instruments are classified within Level 1 of the fair value hierarchy.

Accounts Receivable

Accounts receivable are carried at net realizable value. The Company reviews its accounts receivables on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s historical payment history, its current credit-worthiness and current economic trends. Accounts are written off after exhaustive efforts at collection. If accounts receivable are to be provided for, or written off, they would be recognized in the consolidated statement of operations within operating expenses. Balance of allowance of doubtful accounts was $1,489,171 and $1,253,571 on December 31, 2020 and 2019, respectively. The increase was mainly due to an account receivable that might become a bad debt was recorded in allowance of doubtful accounts as of December 31, 2020.

Inventories

Inventories are stated at the lower of cost or net realizable value, which is based on estimated selling prices less any further costs expected to be incurred for completion and disposal. Cost of raw materials is calculated using the weighted average method and is based on purchase cost. Work-in-progress and finished goods costs are determined using the weighted average method and comprise direct materials, direct labor and an appropriate proportion of overhead. The Company considers a provision for excess, obsolete, or slow-moving inventory based on changes in customer demand, technology developments or other economic factors. On December 31, 2020 and 2019, the Company has $126,911 and $119,775 reserve for inventories, respectively.

Advance to Suppliers

Advance to Suppliers represents interest-free cash paid in advance to suppliers for purchases of raw materials. The balance of advance to suppliers was $95,778,337 and $74,391,886 on December 31, 2020 and 2019, respectively. Among the balance of $95,778,337, the aging of $35,461,014 was within 60 days, $27,369,704 was between 60-180 days, $32,835,105 was between 180 days and 1 year and $112,514 was over 1 year. High carbon steel wire rods are the primary raw material required to manufacture prestressed steel materials. Most suppliers of high carbon steel wire rods require advance payment. Advance to suppliers on December 31, 2020 increased from 2019 in order to secure favorable treatment in terms of supply of raw materials. No allowance was provided for the prepayments balance on December 31, 2020.

In the first quarter of 2020, China’s economy slowed down due to the COVID-19 pandemic and in particular, many infrastructure projects were delayed due to the lockdown or travel restrictions in various cities. Since March 2020, the impact from the COVID-19 outbreak on business in China has improved. While we have not experienced any meaningful disruption to our supply chain, a prolonged outbreak of COVID-19 could create disruptions that may, over time, slow down manufacturing in impacted jurisdictions and put pressure on the pricing and availability of raw materials used in our products. We were able to receive raw materials delivered by our suppliers in 2020 at a discounted price, locked in by prepayments. We expect to continue using the advance payment to suppliers to lock a discounted price of raw materials and the balance of advance to suppliers may fluctuate depending on the market development.

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

No impairment loss is subsequently reversed even if facts and circumstances indicate recovery. There was no impairment loss recognized for the years ended December 31, 2020, 2019, and 2018.

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

Recently Adopted Accounting Pronouncements

On March 27, 2020, the U.S. Coronavirus Aid, Relief and Economic Security (“CARES”) Act was enacted and signed into law. Certain provisions of the CARES Act impact the 2019 income tax provision computations of the Company and were reflected in 2020, or the period of enactment. The CARES Act contains modifications on the limitation of business interest for tax years beginning in 2019 and 2020. The modifications to §163(j) increase the allowable business interest deduction from 30% of adjusted taxable income to 50% of adjusted taxable income. The modification to the interest expense limitation did not have an impact on the Company’s taxable income or net operating losses for the year ended December 31, 2020.

In August 2018, the FASB issued Accounting Standards Update (“ASU”) 2018-13, Fair Value Measurement (Topic 820), which eliminates, adds and modifies certain disclosure requirements for fair value measurements. The modified standard eliminates the requirement to disclose changes in unrealized gains and losses included in earnings for recurring Level 3 fair value measurements and requires changes in unrealized gains and losses be included in other comprehensive income for recurring Level 3 fair value measurements of instruments. The standard also requires the disclosure of the range and weighted average used to develop significant unobservable inputs and how weighted average is calculate for recurring and nonrecurring Level 3 fair value measurements. The amendment is effective for fiscal years beginning after December 15, 2019 and interim periods within that fiscal year, with early adoption permitted. The adoption of ASU 2018-13 did not have a material impact on the Company’s consolidated financial statements.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 replaced the pre-existing incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. ASU 2016-13 requires use of a forward-looking expected credit loss model for accounts receivables, loans and other financial instruments. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019, with early adoption permitted. In October 2019, the FASB issued ASU 2019-10, Financial Instruments – Credit Losses (Topic 326), Derivatives and Hedging (Topic 815) and Leases (Topic 842), which defers the effective date for public filers that are considered small reporting companies (“SRC”) as defined by the Securities and Exchange Commission (“SEC”) to fiscal years beginning after December 15, 2022, including interim periods within those fiscal years.

Since the Company was eligible to be an SRC based on the Company’s most recent SRC determination as of November 15, 2019 (which is the issuance date of ASU 2019-10) in accordance with SEC regulations, the Company will adopt the standards for the year beginning January 1, 2023. Adoption of the standard requires using a modified retrospective approach through a cumulative-effect adjustment to retained earnings as of the effective date to align existing credit loss methodology with the new standard. The Company is evaluating the impact of this standard on its consolidated financial statements, including accounting policies, processes and systems and expects the standard will have a minor impact on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. ASU 2019-12 will simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. ASU 2019-12 will be effective for the Company in the first quarter of 2021. The Company does not expect the adoption of the new accounting rules to have a material impact on the Company’s financial condition, results of operations, cash flows or disclosures.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. ASU 2020-04 provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform. The amendments in this standard can be applied anytime between the first quarter of 2020 and the fourth quarter of 2022. The Company is currently in the process of evaluating the impact of adoption of the new rules on the Company’s financial condition, results of operations, cash flows and disclosures.

5.B. Liquidity and Capital Resources

  We have historically met our working capital and capital expenditure requirements by using both net cash flow from operations and by bank borrowings, including loans from banks and bank acceptance notes. We expect to finance our operations and working capital needs in the near future from cash generated from operations and short-term borrowings, including lines of credit from local banks, which can be utilized to fund our short-term operation and fulfill liabilities.

Our cash and cash equivalents, and restricted cash which are denominated in RMB, were approximately $1.2 million and $8.0 million on December 31, 2020, as compared to $2.6 million and $6.0 million at December 31, 2019. The decrease in cash and cash equivalents and the increase in restricted cash were mainly because the increase in bank acceptance notes. For the years ended December 31, 2019 and 2020, we used a significant portion of our cash reserve to purchase raw materials to satisfy our production needs and to maintain satisfactory levels of inventory. In 2019, the People’s Bank of China relaxed monetary policy and lowered its reserve requirement ratio for all banks, which encouraged more bank loans to Chinese companies. In 2020, due to the outbreak of COVID-19 pandemic, the People’s Bank of China cut the reserve requirement ratio by 0.5 percentage points and issued a special refinancing policy of RMB 300 billion at the beginning of the year, thereby increasing our ability to borrow funds for working capital purpose. We also had net profits and positive cash flow from operating activities. We believe that our cash reserves, together with expected cash flow from operations and short-term loans, are sufficient to allow us to continue to operate for the next 12 months. For details of our bank loans and notes payables please see “Bank Loans and Bank Acceptance Notes” below.

We had $2.8 million of accounts receivable aged over 180 days as of December 31, 2020. We had $4.6 million of accounts receivable aged over 180 days as of December 31, 2019. Based on our historical experience, most of these projects are government sponsored programs and we are confident that we will be able to collect the balance when the projects are completed.

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

Accounts Receivable

In 2020 and 2019, the accounts receivable collection period of our domestic customers was approximately 162 and 175 days after receiving the materials at their construction site, respectively.  As of December 31, 2020, our accounts receivable decreased to $50.6 million from $72.5 million on December 31, 2019 as a result of the increased efforts of collection of accounts receivable in 2020.

The average Days Sales Outstanding (“DSO”) of 2020 and 2019 were 162 and 175 days, respectively. The DSO as of December 31, 2020 and 2019 were 133 and 191 days, respectively. The decrease in DSO as of December 31, 2020 was primarily due to the faster payments from our customers during 2020.

The following table describes the aging of our accounts receivable during 2020 and 2019:

As of Date	Account Receivables Balance (in US Dollars)	<60 days	60-90 days	90-180 days	>180 days
December 31, 2020	50,551,792	43,907,146	0	3,847,915	2,796,732
December 31, 2019	72,544,202	52,336,097	4,723,410	10,928,413	4,556,282

Major Customers

During the years ended December 31, 2020, 2019, and 2018 our six largest customers contributed 80.2%, 66.8% and 68.3% of our total sales, respectively. See “Business—Our Customers” above. As a result of our reliance on a limited number of customers, we may face pricing and other competitive pressures, which may have a material adverse effect on our profits and our revenues. The volume of products sold for specific customers varies from year to year, especially since we are not the exclusive supplier for any customers. In addition, there are a number of factors, other than our performance, that could cause an unpredictable loss of a customer or substantial reduction in the business. For example, our customers may decide to reduce spending on our products due to insufficient funding or delay of the project, or a customer may no longer need our products following the completion of a project. The loss of any one of our major customers, a decrease in the volume of sales to these customers or a decrease in the price at which we sell our products to them could materially adversely affect our profits and our revenues.

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

Bank Loans and Bank Acceptance Notes

On December 31, 2020, we had approximately $19.5 million of short-term bank loans and $9.4 million of bank acceptance notes outstanding, as compared to approximately $17.1 million of short-term bank loans and $8.9 million of bank acceptance notes outstanding on December 31, 2019. In 2020, Chinese government and Chinese banks continued the monetary policy in 2019 and relaxed monetary policy and lowered its reserve requirement ratio for all banks which encouraged more bank loans to Chinese companies including steel industry and our domestic customers.

Our notes payable of $8.9 million on December 31, 2019 and $9.4 million on December 31, 2020 represented the amount of bank acceptance notes our suppliers received from us for our purchases of raw materials. These notes were issued by financial institutions, typically by banks, that entitle our suppliers to receive the full-face amount from the bank or financial institution at maturity. Our notes payable are interest-free and range from six months to one year from the date of issuance. These notes are subject to bank charges of 0.05% of the principal amount as commission on each issuance and in total were secured by $8.0 million and $6.0 million of restricted cash as of December 31, 2020 and 2019, respectively. Bank acceptance notes are commonly used in domestic China due to their enhanced credibility and the liquidity it provides to the bearer. The bearer always has the option to cash the bank acceptance notes before maturity at its issuing bank and receive a discounted amount in cash. We expect that bank acceptance notes will continue to account for a material portion of our total receivables and payables in the near future.

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

The weighted average annual interest rate of our short-term bank loans was 5.05%, 5.48% and 5.71% as of December 31, 2020, 2019 and 2018, respectively. Interest expense of our short-term bank loans was $1.9 million, $1.6 million and $0.9 million for the years ended December 31, 2020, 2019 and 2018, respectively.

In 2020, we were able to rollover substantially all short-term bank loans and obtain new short-term bank loans from local Chinese banks, and we anticipate rollovers of substantially all current facilities that are set to mature in 2021. We also anticipate an increase in the availability of short-term bank loans in 2021 and we do not anticipate any difficulties to fund our operations. In the past, our affiliates, namely Ossen Material Research (formerly Shanghai ZFX), Shanghai Ossen, and Ossen Shanghai, have provided guarantees for certain of our short-term bank loans for no consideration. There can be no assurance that they will be willing or able to continue to provide similar guarantees on this basis with respect to future borrowings. We usually maintain lines of credit with several local banks, which will be utilized to fund our short-term operation and fulfill liabilities.

Working Capital

Our working capital was approximately $157.4 million on December 31, 2020 as compared to $130.2 million on December 31, 2019.

The working capital increase of $27.2 million in 2020 as compared to 2019 was due primarily to the increase of inventories and advance to suppliers, partially offset by the decrease in accounts receivable.

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

Cash Flows

In 2020, our cash flow from operations was negative primarily due to the increases in inventories, the decrease in customer deposits, and the increase in advance to suppliers, partially offset by the decrease in accounts receivable. In 2019, our cash flow from operations was positive primarily due to the increase in inventories, customer deposits and due to related party, partially offset by the increases in advance to suppliers and accounts receivable.

Years Ended December 31, 2020 and 2019

The following table sets forth a summary of our net cash flow information for the periods indicated:

	Year Ended December 31,
	2020	2019
Net cash provided by (used in) operating activities	$(9,114,352)	$401,192

Net cash used in investing activities	(1,690,095)	(139,795)

Net cash used in financing activities	1,297,990	2,904,019

Operating Activities

Net cash used in operating activities was approximately $9.1 million in 2020 as compared to $0.4 million of net cash provided in operating activities in 2019. This was the result of a $25.2 million increase in inventories due to higher consumption of raw materials at the end of 2020, a $5.2 million decrease in customer deposits, and a $17.0 million increase in advance to suppliers, partially offset by a $33.9 million decrease in accounts receivable due to faster payment from our customers.

Investing Activities

Net cash used in investing activities was $1.7 million in 2020, as compared to $139,795 of net cash used in investing activities in 2019 as the result of the land acquisition for the new production facility in Jiujiang, Jiangxi Province in 2020.

Financing Activities

Net cash provided in financing activities in 2020 was approximately $1.3 million, as compared to approximately $2.9 million of net cash provided in financing activities in 2019. This was the result of a $19.2 million increase in repayments of short-term bank loans and a $6.2 million decrease in proceeds from long-term bank loans, partially offset by a $16.8 million increase in proceeds of short-term bank loans and a $7.3 million decrease in repayments of long-term bank loans.

5.C. Research and Development, Patents and Licenses, etc.

See the discussion under the headings “Research and Development,” “Intellectual Property” and “Patents” in Item 4 above.

5.D. Trend Information

See discussion in Parts A and B of this item.

5.E. Off-Balance Sheet Arrangements

As of December 31, 2020 we guaranteed $88.9 million short-term debt for Shanghai Pujiang. We do not have any other off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our investors.

5.F. Tabular Disclosure of Contractual Obligations

Our contractual obligations consist of short-term and long-term debt obligations. The following table sets forth a breakdown of our contractual obligations as of December 31, 2020:

	Payments due by period
		Less than			More than
CONTRACTUAL OBLIGATIONS	Total	1 year	1-3 years	3-5 years	5 years
Short-term debt obligations (1)	19,458,210	19,458,210		-	-
Interest Commitments – Short-term bank loans	400,467	400,467		-	-
Long-term debt obligations (2)	6,460,734	0	6,460,734	-	-
Interest Commitments – Long-term bank loans	1,028,053	620,230	407,823	-	-
Total				-	-

(1)	Attributable to short-term bank loans and bank acceptance notes.
(2)	Attributable to long-term bank loans. Less than 1 year is the current portion of long-term bank loans.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth the name, age, positions and a brief description of the business experience of each of our directors, executive officers and key employees as of the date hereof.

Name	Position(s)	Age
Liang Tang	Chairman of the Board	53

Wei Hua	Chief Executive Officer, Chief Financial Officer and Director	58

Junhong Li	Director	54

Yingli Pan	Director	66

Zhongcai Wu	Director	71

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

Executive Officers and Directors

Dr. Liang Tang was appointed as our Chairman following our business combination. Dr. Tang has been the executive Director and the Chairman of the Board of Pujiang International Group Limited since December 2018. He has more than 20 years of experience in the steel industry. Prior to joining our Group, Dr. Tang first worked as an officer of the enterprise management office at Baosteel Group Shanghai Ergang Co., Ltd. from July 1988 to March 1993 and then promoted and worked as the deputy director of the enterprise management office from March 1993 to November 1994. He then served as the deputy head of the enterprise administrative division of the Shanghai Municipal Metallurgical Industry Bureau from November 1994 to May 1998. From May 1998 to May 2001, Dr. Tang served as an officer of the China Association of Social Workers, previously known as China Union of Social Workers. Thereafter, Dr. Tang served as the general manager of Innovation Material Research Institute from May 2001 to April 2004 and since April 2004, Dr. Tang has served as the president of Ossen Group Co, Ltd. (PRC). Dr. Tang graduated from Shanghai University in the PRC, previously Shanghai University of Technology, with a Bachelor’s degree in Metallurgy and Materials Engineering (Metal Pressure Processing Discipline) in July 1988. He then obtained a Master of Business Administration degree jointly organized by Peking University in the PRC and Fordham University in the USA in May 2002 and obtained a Doctoral degree in World Economics from East China Normal University in the PRC in July 2007.

Mr. Wei Hua was appointed as our Chief Executive Officer and a director of ours following our business combination. On January 1, 2017, Mr. Hua was appointed as our Chief Financial Officer. Mr. Hua has served as Chairman of the Board of Directors of Ossen Jiujiang since 2007. Since 2000, he has been the Assistant Chief Executive Officer for the Steel Department of Ossen Group. Before joining Ossen Group in 2000, from 1988 until 2000, Mr. Hua was a vice supervisor of the department of technology and quality supervision at Baosteel Group Shanghai Ergang Co., Ltd. From 1985 until 1988, Mr. Hua worked at Shanghai No. 5 Steel Factory. He graduated from Shanghai University with a degree in Business Management.

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

6.B. Compensation

For the years ended December 31, 2020 and 2019, the aggregate cash compensation that we paid to our executive officers and directors were approximately $83,000 and $83,000, respectively. There are no service contracts between us and any of our directors, except for those directors who are also our executive officers. Pursuant to PRC law, 25% of our executive officers’ salaries have been set aside for pension and retirement.

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

6.E. Share Ownership

As of April 30, 2021, 19,791,110 of our ordinary shares were outstanding. Holders of our ordinary shares are entitled to vote together as a single class on all matters submitted to shareholders for approval. No holder of ordinary shares has different voting rights from any other holders of ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. Approximately 6,741,110 of our ordinary shares represented by American Depositary Receipts are held by an aggregate of 1 record holder in the United States.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The percentages of shares beneficially owned in the table below are based on 19,791,110 ordinary shares outstanding as of April 30, 2021.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 30, 2021 by:

•	each of our directors and executive officers; and
•	each person known to us to beneficially own more than 5% of our outstanding ordinary shares.

Unless otherwise noted below, the address for each listed shareholder, director or executive officer is 518 Shangcheng Road, Floor 17, Shanghai, People’s Republic of China 200120.

Name	Number of Shares	Percentage
5% or Greater Shareholders (1):

Pujiang International Group Limited (2)	13,050,000	65.9%

Directors and Executive Officers (1) :

Liang Tang (2)	13,050,000	65.9%

Wei Hua	-	-

Junhong Li	-	-

Yingli Pan	-	-

Zhongcai Wu	-	-

All directors and executive officers as a group (five individuals):	13,050,000	65.9%

(1)	Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Percentage of beneficial ownership of each listed person is based on ordinary shares outstanding as of the date of this filing, including ordinary shares convertible from all outstanding preferred shares, and the ordinary shares underlying any options and warrants exercisable by such person within 60 days of the date of this filing. Percentage of beneficial ownership of each listed person is based on ordinary shares outstanding as of May 18, 2020 and the ordinary shares underlying any options and warrants exercisable by such person within 60 days of the date of this filing.
(2)	Represents ordinary shares held by Acme Innovation Limited, a wholly-owned subsidiary of Pujiang International Group Limited. Pujiang International Group Limited is a Cayman Islands company listed on the Hong Kong Stock Exchange Dr. Liang Tang is a 68.15% shareholder and the chairman of Pujiang International Group Limited. See Item 4.C. above. The address of Pujiang International Group Limited is Floor 16, 518 Shangcheng Road, Shanghai, China 200120.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

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

 Sales to a Related Party

In 2020 and 2019, we sold $0.8 million and $2.9 million, respectively, of our products to Shanghai Pujiang Cable Co., Ltd., a subsidiary Shanghai Ossen acquired in September 2010. We sold $5.1 million and $1.6 million of our products to Zhejiang Pujiang Cable Co., Ltd., a subsidiary of Shanghai Pujiang in 2020 and 2019. In 2020 and 2019, we generated approximately 4.2% and 3.2% of our revenue from sales to Shanghai Pujiang and Zhejiang Pujiang.

Guarantees

During the years ended December 31, 2020, 2019 and 2018, Ossen Material Research (formerly Shanghai ZFX), an affiliate of ours, and Ossen Shanghai, an affiliate of ours, Shanghai Pujiang, an affiliate of ours, and Pujiang International, an affiliate of ours provided guarantees for certain of our short-term and long-term bank loans. The term of each of the short-term loans is within one year. The term of the long-term loans is within three years. The purpose of these loans is to fund our working capital needs. Local banks have required guaranties pursuant to their standard regulations.

Ossen Material Research guaranteed loans in the amount of $4.5 million, $3.5 million, and $0 in 2020, 2019 and 2018, respectively. Ossen Shanghai guaranteed loans in the amount of $0 in 2020, $0 in 2019 and $0.6 million in 2018. Shanghai Pujiang guaranteed loans in the amount of $0.9 million in 2020, $0 in 2019 and $9.4 million in 2018. Pujiang International guaranteed loans in the amount of $5.3 in 2020, $7.8 million in 2019 and $0 in 2018. Shanghai Pujiang and Pujiang International together guaranteed loans in the amount of $3.0 million, $0, and $0 in 2020, 2019 and 2018, respectively. These guarantees in 2020, 2019 and 2018 were provided for no consideration. In addition, in 2020, 2019 and 2018, we guaranteed loans in the amount of $88.9 million, $86.0 million and $74.1 million and notes payable in the amount of $0, $0, and $2.9 million for Shanghai Pujiang.

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

Loan from related party

As of December 31, 2020, we have a loan of $2.9 million owed to Pujiang. The annual interest rate of the loan is 8% and it has a term. We used the proceeds for general corporate purposes.

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

9.A. Offer and Listing Details

 Our ADSs are listed for trading on the Nasdaq Capital Market under the symbol “OSN.” The shares began trading on December 21, 2010 on the Nasdaq Global Market. The listing of our ADS’s was transferred to the Nasdaq Capital Market on July 30, 2013. The closing price for the ADSs was $4.71 on April 30, 2021.

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

Board Meetings

Board meetings may be held at the discretion of the directors at such times and in such manner as the directors may determine upon not less than three days’ notice having been given to all directors. Decisions made by the directors at meetings shall be made by a majority of the directors. There must be at least a majority of the directors (with a minimum of two) at each meeting.

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

Written Consent of Shareholders

Under Delaware corporate law, unless otherwise provided in the certificate of incorporation, any action to be taken at any annual or special meetings of stockholders of a corporation, may be taken by written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take such action at a meeting. As permitted by British Virgin Islands law, shareholders’ consents need only a majority of shareholders signing to take effect. Our memorandum of association and articles of association provide that, other than changes to our memorandum of association and articles of association, shareholders may approve corporate matters by way of a resolution consented to at a meeting of shareholders or in writing by a majority of shareholders entitled to vote thereon. Changes to our memorandum of association and articles of association require the approval of 66 2/3% of the votes of shareholders.

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

We do not believe that we were a PFIC for our 2020 taxable year. However, because the determination of our PFIC status is based on such factual matters as the composition of our income and assets the valuation of our assets, and our market capitalization, there is no assurance that the United Stated Internal Revenue Service (“IRS”) will agree with our position for the 2020 taxable year or any prior taxable year. In addition, there can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2021 or in future taxable years.

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

The above rules relating to the taxation of excess distributions and dispositions will not apply to a U.S. Holder who has made a timely “qualified electing fund” (“QEF”) election for all taxable years that the holder has held our ADSs or ordinary shares and if we comply with certain reporting requirements. Instead, each U.S. Holder who has made a timely QEF election is required for each taxable year that we are a PFIC to include in income a pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gain as long-term capital gain, regardless of whether we have made any distributions of the earnings or gain. The U.S. Holder’s basis in our ADSs or ordinary shares will be increased to reflect taxed but undistributed income. Distributions of income that had been previously taxed will result in a corresponding reduction in the basis of the ADSs or ordinary shares and will not be taxed again once distributed. A U.S. Holder making a QEF election will generally recognize capital gain or loss on the sale, exchange or other taxable disposition of our ADSs or ordinary shares. If we determine that we are a PFIC for any taxable year, we may provide each U.S. Holder with all necessary information in order to make the QEF election described above.

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

As of December 31, 2020 and 2019, substantially all of our cash included bank deposits in accounts maintained within the PRC where there is currently no rule or regulation in place for obligatory insurance to cover bank deposits in the event of bank failure. However, we have not experienced any losses in such accounts and we believe we are not exposed to any significant risks on our cash in bank accounts.

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

Other risks

In addition to the risks described above, in December 2019, a strain of coronavirus (also known as COVID- 19) was reported to have surfaced in Wuhan, Hubei Province, China. At this point, the extent to which the coronavirus may impact our results is uncertain. However, any outbreak of a contagious disease, or other adverse public health developments, could have a material adverse effect on our business operations by disrupting our ability to purchase raw materials, impacting the demand for some of our products, disrupting our ability to sell and/or distribute products, and/or temporarily closing our facilities or the facilities of our suppliers or customers and their contract manufacturers, or restricting our ability to travel to support our sites or our customers around the world , any of which would likely impact our sales and operating results.

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

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of $1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;
•	a fee of up to $0.05 per ADS for any cash distribution made pursuant to the deposit agreement;
•	a fee of up to $0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);
•	reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);
•	stock transfer or other taxes and other governmental charges;
•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;
•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and
•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

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

Our management has conducted an assessment, including testing of the design and the effectiveness of our internal control over financial reporting as of December 31, 2020. In making its assessment, management used the criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013).

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

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2020.

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

Our board of directors has adopted a code of business conduct and ethics (the “Code”). The purpose of the Code is to promote ethical conduct and deter wrongdoing. The policies outlined in the Code are designed to ensure that our directors, executive officers and employees act in accordance with not only the letter but also the spirit of the laws and regulations that apply to our business. We expect our directors, executive officers and employees to exercise good judgment, to uphold these standards in their day-to-day activities, and to comply with all applicable policies and procedures in the course of their relationship with the company. Any amendment to or waivers of the Code for members of our board of directors and our executive officers that are required to be disclosed by the rules of the SEC or Nasdaq will be disclosed on our website at http://www.osseninnovation.com within four business days following the amendment or waiver. During fiscal year 2020, no amendments to or waivers from the Code were made or given for any of our executive officers.

Our code of business conduct and ethics are publicly available on our website at http://www.osseninnovation.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Year Ended December 31, 2020	Year Ended December 31, 2019
Audit fees*	$115,000	$135,000

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

On May 6, 2015, we announced a share repurchase program for up to a total of 500,000 shares of our ADS’s through May 2016 in accordance with applicable requirements of Rule 10b5-1 and/or Rule 10b-18 under the Exchange Act. On April 28, 2016, we announced that our board of directors authorized the extension of its repurchase plan of up to 166,667 shares of the Company's ADSs for an additional twelve months to May 2017. In the fiscal year ended December 31, 2017, no shares of our ADS’s have been purchased under the repurchase program. The repurchase program was not extended to 2018, 2019 or 2020.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On April 14, 2021, Ossen Innovation Co. Ltd. (the “Company”) engaged WWC, P.C. (“WWC”) as the Company’s independent registered public accounting firm to audit and review the Company’s consolidated financial statements effective immediately. The engagement was approved by the Audit Committee of the Board of Directors of the Company. During the fiscal years ended December 31, 2018 and 2019 and the subsequent interim period prior to the engagement of WWC, neither the Company nor any person acting on behalf of the Company consulted with WWC regarding any matter described in subsection (a)(2) of Item 16F of Form 20-F.

On April 14, 2021, the Company’s former independent accountant, BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO China Shu Lun Pan”) was dismissed as independent accountant of the Company. The dismissal was approved by the Audit Committee of the Board of Directors of the Company.

BDO China Shu Lun Pan’s reports on the Company’s financial statements for and as of the fiscal years ended December 31, 2018 and 2019 did not contain any adverse opinions or disclaimer of opinions, nor were the reports qualified or modified as to uncertainty, audit scope or accounting principles. During the Company’s fiscal years ended December 31, 2018 and 2019, and during the subsequent interim period, there were no disagreements between the Company and BDO China Shu Lun Pan on any matter of accounting principles or practices, financial statement disclosure or auditing scope and procedure which, if not resolved to the satisfaction of BDO China Shun Lun Pan, would have caused BDO China Shu Lun Pan to make reference to the subject matter of the disagreement in connection with its report.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-49.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Documents
1.1	Amended and Restated Memorandum of Association (1)

1.2	Amended and Restated Articles of Association (1)

2.1	Form of American Depositary Receipt (included in Exhibit 2.3)

2.2	Form of Amended and Restated Ordinary Share Certificate (1)

2.3	Form of Deposit Agreement (2)

2.4	Description of Securities (3)

4.1	Share Exchange Agreement between Ultra Glory International Ltd., the shareholder of Ultra Glory International Ltd., Ossen Innovation Materials Group Co., Ltd. and the Shareholders of Ossen Innovation Materials Group Co., Ltd., dated July 7, 2010 (4)

4.2	Employment Contract by and between Ossen Innovation Co., Ltd. and Liang Tang, dated January 1, 2014 (5)

4.3	Employment Contract by and between Ossen Innovation Co., Ltd. and Wei Hua, dated January 1, 2017 (6)

8.1	Subsidiaries of the Registrant(7)

10.1	Agreement and Plan of Merger among New Ossen Group Limited, New Ossen Innovation Limited, New Ossen Innovation Limited and Ossen Innovation Co., Ltd., December 17, 2020(8)

12.1	CEO and CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

13.1	CEO and CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **

23.1	Consent of Independent Registered Public Accounting Firm

101	Interactive Data File (XBRL).*

*          Filed as an exhibit hereto.

**       Furnished as an exhibit hereto.

(1)       Incorporated by reference to our Registration Statement on Form F-1/A, filed on September 29, 2010.

(2)       Incorporated by reference to Form F-6, filed on June 18, 2020.

(3)       Incorporated by reference to our Annual Report on Form 20-F, filed on May 18, 2020.

(4)       Incorporated by reference to our Shell Company Report on Form 20-F, filed on July 12, 2010.

(5)       Incorporated by reference to our Annual Report on Form 20-F, filed on April 29, 2014.

(6)       Incorporated by reference to our Annual Report on Form 20-F, filed on May 18, 2020.

(7)       Incorporated by reference to our Annual Report on Form 20-F, filed on May 14, 2019.

(8)       Incorporated by reference to our 13D/A filed on December 18, 2020.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OSSEN INNOVATION CO., LTD.

/s/ Wei Hua

Name: Wei Hua
Title: Chief Executive Officer and Chief Financial Officer

Date: May 17, 2021

OSSEN INNOVATION CO., LTD.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

OSSEN INNOVATION CO., LTD.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONTENTS

PAGE	F-1- F-3	REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PAGE	F-4-F-5	CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2020 AND 2019

PAGE	F-6	CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

PAGE	F-7	CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

PAGE	F-8-F-9	CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

PAGE	F-10-F-46	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PAGE	F-47-F-49	SCHEDULE I — CONDENSED PARENT COMPANY FINANCIAL INFORMATION FOR THE YEARS ENDED DECEMBER 31, 2020, 2019, AND 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACOUNTING FIRM

To:	The Board of Directors and Shareholders of
Ossen Innovation Co., Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Ossen Innovation Co., Ltd and its subsidiaries (collectively the “Company”) as of December 31, 2020, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The Company has entered a privatization merger whereby the Company will become a subsidiary of Pujiang International Group Limited. With exception to certain shareholders designated rollover shareholders, the remaining ordinary shares and ordinary shares represented by American Depository Shares will be cancelled and cease to exist. The privatization has not been completed; accordingly, the effects of the transaction have not been included in the accompanying financial statements. Our audit opinion is not qualified as a result of this emphasis of matter.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

The critical audit matters were related to the Company’s accounts receivable and related allowance for bad debt. The principal considerations in determining that these should be considered critical audit matters was a result of the significant of the balance relative to the size of the entire financial statements and that carrying value of those balances require estimation which may be subjective and requires judgment. The audit engagement team addressed these critical accounting matters by reviewing the Company’s accounting policies, examining current sales contracts, confirming balances and testing for subsequent receipt of funds, independent analysis, inquiry of personnel, and recalculation of the balances. The engagement team’s testing provided adequate evidence to support our audit opinion and to mitigate the risk of material misstatement to an acceptable level. The financial statement accounts that were affected by these critical audit matters were accounts receivable, allowance for bad debt, and bad debt expense.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

We have served as the Company’s auditor since April 10, 2021.

San Mateo, California

May 17, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACOUNTING FIRM

Shareholders and Board of Directors

Ossen Innovation Co., Ltd.

Shanghai, China

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Ossen Innovation Co., Ltd. (the “Company”) as of December 31, 2019, the related consolidated statements of operations and comprehensive income, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

We have served as the Company's auditor from 2015 to 2021.

Shanghai, People’s Republic of China

May 18, 2020

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2020 AND 2019

	December 31,
	2020	2019
ASSETS
Current assets
Cash and cash equivalents	$1,229,400	$2,576,677
Restricted cash	7,980,907	6,025,718
Accounts receivable, net of allowance for doubtful accounts of $1,489,171 and $1,253,571 at December 31, 2020 and 2019, respectively	50,551,792	72,544,202
Inventories	38,209,297	15,100,328
Advance to suppliers	95,778,337	74,391,886
Other current assets	78,806	24,643
Accounts receivable - related parties	1,396,616	536,358
Total current assets	195,225,155	171,199,812
Property, plant and equipment, net	3,335,981	2,948,264
Land use rights, net	4,501,633	3,288,959
Deferred tax assets	242,412	206,002
TOTAL ASSETS	$203,305,181	$177,643,037

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2020 AND 2019 (Continued)

	December 31,
	2020	2019
Current Liabilities
Notes payable-bank acceptance notes	$9,425,071	$8,895,107
Short-term bank loans	19,458,210	17,072,867
Accounts payables	591,060	951,358
Customer deposits	787,112	3,131,916
Taxes payable	1,842,628	1,417,176
Other payables and accrued liabilities	2,502,866	3,875,529
Customer deposits – related parties	-	3,358,897
Due to related parties	3,263,064	2,297,639
Total current liabilities	37,870,011	41,000,489
Long-term bank loans	6,460,734	6,097,453
Other Long-term payable	7,863,157	-
TOTAL LIABILITIES	52,193,902	47,097,942

COMMITMENTS AND CONTINGENCIES	-	-

EQUITY
Shareholders' Equity
Ordinary shares, $0.01 par value: 100,000,000 shares authorized; 20,000,000 shares issued; 19,791,110 shares outstanding as both of December 31, 2020 and 2019	200,000	200,000
Additional paid-in capital	33,971,455	33,971,455
Statutory reserve	10,486,495	9,043,010
Retained earnings	88,116,913	78,484,535
Treasury stock, at cost: 208,890 shares as of December 31, 2020 and 2019	(192,153)	(192,153)
Accumulated other comprehensive loss	2,071,488	(5,789,815)
TOTAL SHAREHOLDERS’ EQUITY	134,654,198	115,717,032
Non-controlling interest	16,457,081	14,828,063

TOTAL EQUITY	151,111,279	130,545,095
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$203,305,181	$177,643,037

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

	Year Ended December 31 ,
	2020	2019	2018
REVENUES	$138,577,870	$138,900,357	$136,104,867
COST OF GOODS SOLD	114,855,259	116,541,972	115,585,803
GROSS PROFIT	23,722,611	22,358,385	20,519,064
Selling expenses	380,945	357,426	327,365
General and administrative expenses	6,958,788	6,155,316	5,263,914
Total Operating Expenses	7,339,733	6,512,742	5,591,279
INCOME FROM OPERATIONS	16,382,878	15,845,643	14,927,785
Financial expenses, net	(2,861,921)	(2,382,405)	(1,621,486)
Other income, net	75,786	297,438	208,071
INCOME BEFORE INCOME TAX	13,596,743	13,760,676	13,514,370
INCOME TAX	(1,568,109)	(1,533,794)	(2,129,387)
NET INCOME	12,028,634	12,226,882	11,384,983
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	952,771	1,137,712	1,005,530
NET INCOME ATTRIBUTABLE TO OSSEN INNOVATION CO., LTD AND SUBSIDIARIES	11,075,863	11,089,170	10,379,453
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation gain (loss)	8,537,550	(1,744,846)	(6,272,303)
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	8,537,550	(1,744,846)	(6,272,303)
COMPREHENSIVE INCOME	$19,613,413	$9,344,324	$4,107,150
EARNINGS PER ORDINARY SHARE
Basic and diluted	$0.56	$0.56	$0.52
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic and diluted	19,791,110	19,791,110	19,791,110

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

	Total Ossen Innovation Co., Ltd. Shareholders’ Equity
	Ordinary Shares		Additional Paid-in			Accumulated Other		Retained	Non Controlling	Total
	$0.01 Par Value		Capital	Treasury stock		Comprehensive Income/(loss)	Statutory Reserve	Earnings	Interest
	Shares	Amount		Shares	Amount
Balance at January 1, 2018	20,000,000	$200,000	$33,971,455	(208,890)	$(192,153)	$2,227,334	$6,672,254	$59,386,668	$12,684,821	$114,950,379
Net income	-	-	-	-	-	-	-	10,379,453	1,005,530	11,384,983
Transfer to statutory reserve	-	-	-	-	-	-	1,092,559	(1,092,559)	-	-
Foreign currency translation adjustment	-	-	-	-	-	(6,272,303)	-	-	-	(6,272,303)
Balance at December 31, 2018	20,000,000	$200,000	$33,971,455	(208,890)	$(192,153)	$(4,044,969)	$7,764,813	$68,673,562	$13,690,351	$120,063,059
Net income	-	-	-	-	-	-	-	11,089,170	1,137,712	12,226,882
Transfer to statutory reserve	-	-	-	-	-	-	1,278,197	(1,278,197)	-	-
Foreign currency translation adjustment	-	-	-	-	-	(1,744,846)	-	-	-	(1,744,846)
Balance at December 31, 2019	20,000,000	$200,000	$33,971,455	(208,890)	$(192,153)	$(5,789,815)	$9,043,010	$78,484,535	$14,828,063	$130,545,095
Net income	-	-	-	-	-	-	-	11,075,863	952,771	12,028,634
Transfer to statutory reserve	-	-	-	-	-	-	1,443,485	(1,443,485)	-	-
Foreign currency translation adjustment	-	-	-	-	-	7,861,303	-	-	676,247	8,537,550
Balance at December 31, 2020	20,000,000	$200,000	$33,971,455	(208,890)	$(192,153)	$2,071,488	$10,486,495	$88,116,913	$16,457,081	$151,111,279

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

	Year Ended December 31,
	2020	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$12,028,634	$12,226,882	$11,384,983
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	493,484	606,045	641,647
Changes in operating assets and liabilities:

(Increase) Decrease In:
Accounts receivable	21,992,410	(11,957,333)	(8,886,939)
Inventories	(23,108,969)	2,077,598	(3,698,453)
Advance to suppliers	(21,386,451)	(4,405,230)	1,294,247
Other current assets	(54,164)	1,853	10,894
Deferred tax assets	(36,410)	(46,866)	(9,625)
Accounts receivable - related parties	(860,258)	(536,358)	-
Increase (Decrease) In:
Accounts payable	(360,298)	661,404	(69,973)
Customer deposits	(2,344,804)	2,848,047	(32,524)
Income tax payable	425,452	(130,706)	1,097,171
Other payables and accrued expenses	(1,372,663)	(105,037)	(256,258)
Customer deposits - RPT	(3,358,897)	(1,441,487)	4,800,384
Due to related party	965,425	2,297,639	-
Due to shareholder	-	(1,695,259)	1,343,760
Other long-term payable	7,863,157	-	-
Net cash provided by/ (used in) operating activities	(9,114,352)	401,192	7,619,314

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	(618,173)	(139,795)	(72,305)
Purchases of land use rights	(1,071,922)	-	-
Net cash used in investing activities	(1,690,095)	(139,795)	(72,305)

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018 (Continued)

	Year Ended December 31,
	2020	2019	2018
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	102,324,844	85,479,789	17,900,302
Repayments of short-term bank loans	(101,026,854)	(81,777,165)	(17,543,051)
Proceeds from long-term bank loans	-	6,171,040	-
Repayments of long-term bank loans	-	(7,260,047)	-
Proceeds from notes payable-bank acceptance notes	8,941,706	9,002,458	9,063,444
Repayment of notes payable-bank acceptance notes	(8,941,706)	(8,712,056)	(10,120,846)
Net cash used in financing activities	1,297,990	2,904,019	(700,151)

INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	(9,506,457)	3,165,416	6,846,858
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	10,114,369	(2,078,097)	(7,474,935)
Cash, cash equivalents and restricted cash at beginning of period	8,602,395	7,515,076	8,143,153
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD	$9,210,307	$8,602,395	$7,515,076

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid during the periods:
Income taxes paid	1,451,358	1,749,389	1,019,270
Interest paid	2,548,889	2,148,285	1,388,283
Non-cash transactions:
Appropriation to statutory reserve	$1,443,485	$1,278,197	$1,092,559

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

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

The Company’s Shareholders

Pujiang International Group Limited (“Pujiang”), a Cayman Islands company listed on the Hong Kong Stock Exchange with Dr. Liang Tang, our Chairman, being a 68.15% shareholder and chairman of Pujiang, beneficially holds approximately 65.9% of the Company’s outstanding ordinary shares through its wholly-owned subsidiary, Acme Innovation Limited, a British Virgin Islands company. In December 2011, 5 million shares were issued in the company’s initial public offering. Currently the company has approximately 34.1% of its ordinary shares, or 6,741,110 shares, trading on NASDAQ in the form of ADS’s. In August 2018, Fascinating Acme Development Ltd and Gross Inspiration Development Ltd transferred its shares to Effectual Strength Enterprises Ltd. In October 2018, Effectual Strength Enterprises Ltd transferred its shares to Acme Innovation Ltd, which owned by Dr. Tang. On May 28, 2019, Pujiang, the parent entity of Acme, was successfully listed and commenced trading on the main board of the Hong Kong Stock Exchange.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

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

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

At December 31, 2020, the subsidiaries of Ossen Innovation Co., Ltd were as follows:

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

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

	2020	2019	2018
Year-end RMB: US$ exchange rate	6.5782	6.9701	6.8785

Average yearly RMB: US$ exchange rate	6.9338	6.8870	6.6200

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

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

Research and Development

Research and development costs are expensed as incurred and totaled approximately $4,965,745, $4,414,219, and $3,345,097 for the years ended December 31, 2020, 2019 and 2018, respectively. Research and development costs are included in G&A in the accompanying statements of operations. Research and development costs are incurred on a project specific basis.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

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

The Company also follows FASB ASC 740, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2020, the Company did not have a liability for unrecognized tax benefits.

The Company has not provided for income taxes on accumulated earnings amounting $88,116,913 that are subject to the PRC dividend withholding tax as of December 31, 2020, since these earnings are intended to be permanently reinvested.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

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

As a result, $1,443,485, $1,278,197 and $1,092,559 have been appropriated to the accumulated statutory reserves by the Company’s PRC subsidiaries for the years ended December 31, 2020, 2019 and 2018 respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

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

The following represents a reconciliation of cash and cash equivalents in the Consolidated Condensed Balance Sheets to total cash, cash equivalents and restricted cash in the Consolidated Condensed Statements of Cash Flows as of December 31, 2020 and December 31, 2019:

	December 31, 2020	December 31, 2019
Cash and cash equivalents	$1,229,400	$2,576,677
Restricted cash	7,980,907	6,025,718
Cash, cash equivalents and restricted cash	$9,210,307	$8,602,395

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

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

Inventories

Inventories are stated at the lower of cost or net realizable value, which is based on estimated selling prices less any further costs expected to be incurred for completion and disposal. Cost of raw materials is calculated using the weighted average method and is based on purchase cost. Work-in-progress and finished goods costs are determined using the weighted average method and comprise direct materials, direct labor and an appropriate proportion of overhead. At December 31, 2020 and 2019, the Company has $126,911 and $119,775 reserve for inventories, respectively.

Advance to Suppliers

Advance to Suppliers represents interest-free cash paid in advance to suppliers for purchases of raw materials. The balance of advance to suppliers was $95,778,337 and $74,391,886 at December 31, 2020 and 2019, respectively. Among the balance of $95,778,337, the aging of $35,461,014 was within 60 days, $27,369,704 was between 60-180 days, $32,835,105 was between 180 days and 1 year and $112,514 was over 1 year. No allowance was provided for the prepayments balance at December 31, 2020.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Customer Deposits and Customer Deposits – Related parties

Customer deposits consist of amounts paid to the Company in advance for the sale of products in the PRC. The Company receives these amounts and recognizes them as a current liability until the revenue can be recognized when the goods are delivered. The balance of customer deposits was $787,112 and $3,131,916 at December 31, 2020 and 2019, respectively. The increase was primarily due to that our facilities were running at full capacity at the year-end of 2020 and we could not fulfill some of the orders from the customers who already paid us deposits.

Customer deposits – related parties consist of amounts paid to the Company in advance for the sale of products in the PRC from related parties. The Company receives these amounts and recognizes them as a current liability until the revenue can be recognized when the goods are delivered. The balance of customer deposits – related parties was nil and $3,358,897 at December 31, 2020 and 2019, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

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

No impairment loss is subsequently reversed even if facts and circumstances indicate recovery. There was no impairment loss recognized for the years ended December 31, 2020, 2019 and 2018.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently adopted Accounting Pronouncements

On March 27, 2020, the U.S. Coronavirus Aid, Relief and Economic Security (“CARES”) Act was enacted and signed into law. Certain provisions of the CARES Act impact the 2019 income tax provision computations of the Company and were reflected in 2020, or the period of enactment. The CARES Act contains modifications on the limitation of business interest for tax years beginning in 2019 and 2020. The modifications to §163(j) increase the allowable business interest deduction from 30% of adjusted taxable income to 50% of adjusted taxable income. The modification to the interest expense limitation did not have an impact on the Company’s taxable income or net operating losses for the year ended December 31, 2020.

In August 2018, the FASB issued Accounting Standards Update (“ASU”) 2018-13, Fair Value Measurement (Topic 820), which eliminates, adds and modifies certain disclosure requirements for fair value measurements. The modified standard eliminates the requirement to disclose changes in unrealized gains and losses included in earnings for recurring Level 3 fair value measurements and requires changes in unrealized gains and losses be included in other comprehensive income for recurring Level 3 fair value measurements of instruments. The standard also requires the disclosure of the range and weighted average used to develop significant unobservable inputs and how weighted average is calculate for recurring and nonrecurring Level 3 fair value measurements. The amendment is effective for fiscal years beginning after December 15, 2019 and interim periods within that fiscal year, with early adoption permitted. The adoption of ASU 2018-13 did not have a material impact on the Company’s consolidated financial statements.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 replaced the pre-existing incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. ASU 2016-13 requires use of a forward-looking expected credit loss model for accounts receivables, loans and other financial instruments. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019, with early adoption permitted. In October 2019, the FASB issued ASU 2019-10, Financial Instruments – Credit Losses (Topic 326), Derivatives and Hedging (Topic 815) and Leases (Topic 842), which defers the effective date for public filers that are considered small reporting companies (“SRC”) as defined by the Securities and Exchange Commission (“SEC”) to fiscal years beginning after December 15, 2022, including interim periods within those fiscal years.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Since the Company was eligible to be an SRC based on the Company’s most recent SRC determination as of November 15, 2019 (which is the issuance date of ASU 2019-10) in accordance with SEC regulations, the Company will adopt the standards for the year beginning January 1, 2023. Adoption of the standard requires using a modified retrospective approach through a cumulative-effect adjustment to retained earnings as of the effective date to align existing credit loss methodology with the new standard. The Company is evaluating the impact of this standard on its consolidated financial statements, including accounting policies, processes and systems and expects the standard will have a minor impact on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. ASU 2019-12 will simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. ASU 2019-12 will be effective for the Company in the first quarter of 2021. The Company does not expect the adoption of the new accounting rules to have a material impact on the Company’s financial condition, results of operations, cash flows or disclosures.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. ASU 2020-04 provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform. The amendments in this standard can be applied anytime between the first quarter of 2020 and the fourth quarter of 2022. The Company is currently in the process of evaluating the impact of adoption of the new rules on the Company’s financial condition, results of operations, cash flows and disclosures.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 3 – CONCENTRATION

Concentration of major customers and suppliers:

	Year ended December 31,
	2020		2019		2018
Major customers with revenues of more than 10% of the Company’s sales
Company A (3rd Party)	$63,838,441	46%	$29,679,053	21%	$-	-
Company B (3rd Party)	-	-	14,782,479	11%	-	-
Company C (3rd Party)	-	-			18,566,897	14%
Company D (3rd Party)	-	-	14,189,482	10%	19,131,793	14%
Company E (3rd Party)	-	-	-	-	19,845,886	15%
Company F (3rd Party)	-	-	-	-	13,832,333	10%
Total Revenues	$63,838,441	46%	$58,651,014	42%	$71,376,909	53%

	Year ended December 31,
	2020		2019		2018
Major suppliers with purchases of more than 10% of the Company’s purchases
Company X (3rd Party)	$101,969,467	74%	$81,605,384	72%	93,832,471	75%
Company Y (3rd Party)	31,865,431	23%	29,273,310	26%	30,583,589	24%
Total Purchase	$133,834,898	97%	$110,878,694	98%	$124,416,060	99%

Accounts receivable related to the Company’s major customers comprised 35% and 42% of all accounts receivable as of December 31, 2020 and 2019, respectively.

Accounts payable related to the Company’s major suppliers comprised nil of all accounts payable as of December 31, 2020 and 2019, respectively.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 4 – ACCOUNTS RECEIVABLE

Accounts receivable is net of allowance for doubtful accounts.

	December 31,
	2020	2019
Accounts receivable	$52,040,963	$73,797,773
Less: allowance for doubtful accounts	(1,489,171)	(1,253,571)
Accounts receivable, net	$50,551,792	$72,544,202

Changes in the allowance for doubtful accounts are as follows:

	December 31,
	2020	2019
Beginning balance	$1,253,571	$939,535
Provision for doubtful accounts	235,600	314,036
Ending balance	$1,489,171	$1,253,571

NOTE 5 – INVENTORIES

	December 31,
	2020	2019
Raw materials	$36,847,228	$13,515,011
Work-in-progress	283,080	508,117
Finished goods	1,205,900	1,196,975
Less: reserve for inventories	(126,911)	(119,775)
Inventories, net	$38,209,297	$15,100,328

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 6 – OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31,
	2020	2019
Other receivables	$78,806	$24,643
	$78,806	$24,643

NOTE 7 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	December 31,
	2020	2019
At Cost:
Plant and buildings	$4,083,793	$3,854,165
Machinery and equipment	14,824,614	13,980,996
Motor vehicles	400,476	339,701
Office equipment	127,762	119,445
	19,436,645	18,294,307
Less: Accumulated depreciation
Plant and buildings	(3,145,380)	(2,848,768)
Machinery and equipment	(13,085,492)	(12,087,004)
Motor vehicles	(292,675)	(298,904)
Office equipment	(120,124)	(111,367)
	(16,643,671)	(15,346,043)
Construction- in-progress	543,007	-
Property, plant and equipment, net	$3,335,981	$2,948,264

Unrealized foreign exchange translation gain/(loss) for the year ended December 31, 2020, 2019 and 2018 was $671,757, ($39,727) and ($183,640), respectively, which has been included in other comprehensive income/(loss). Depreciation expense for the years ended December 31, 2020, 2019 and 2018 was $398,793, $516,560 and $548,553, respectively.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 8 – LAND USE RIGHTS

Land use rights consist of the following:

	December 31,
	2020	2019
Cost of land use rights	$5,814,274	$4,421,007
Less: Accumulated amortization	(1,312,641)	(1,132,048)
Land use rights, net	$4,501,633	$3,288,959

Unrealized foreign exchange translation gain/(loss) for the year ended December 31, 2020, 2019 and 2018 was $609,284, ($43,921) and ($181,553) respectively, which has been included in other comprehensive income/(loss). Amortization expense for the years ended December 31, 2020, 2019 and 2018 was $94,691, $89,485 and $93,094, respectively.

Amortization expense for the next five years and thereafter is as follows:

2021	$116,285
2022	116,285
2023	116,285
2024	116,285
2025	116,285
Thereafter	3,920,208
Total	$4,501,633

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 9 – RELATED PARTY TRANSACTIONS

(a)	Names and Relationship of Related Parties:

Existing Relationship with the Company
Dr. Tang	Chairman and controlling shareholder of the Company
Shanghai Ossen Material Research Institute Co., Ltd. (“Ossen Material Research”)	Under common control of Dr. Tang
Shanghai Ossen Investment Holdings (Group) Co., Ltd. (“Ossen Shanghai) Pujiang International Group Limited. (“Pujiang International”)	Under common control of Dr. Tang Under common control of Dr. Tang Under common control of Dr. Tang
Shanghai Pujiang Cable Co., Ltd. (“Shanghai Pujiang”) Zhejiang Pujiang Cable Co., Ltd. (“Zhejiang Pujiang”) Top Innovation Enterprises Limited. (“Top Innovation”)	Subsidiary of Pujiang International Subsidiary of Pujiang International Subsidiary of Pujiang International

(b)       Summary of Balances with Related Parties:

	December 31,
	2020	2019
Accounts receivable – related parties
Shanghai Pujiang	$593,762	$536,358
Zhejiang Pujiang	802,854	-
	$1,396,616	$536,358

The balance of Accounts receivable-related parties consist of amounts from Shanghai Pujiang and Zhejiang Pujiang for the sale of products.

	December 31,
	2020	2019
Customer deposits – related parties
Zhejiang Pujiang	$-	$3,358,897
	$-	$3,358,897

The balance of Customer deposits-related parties consist of amounts paid to the Company in advance from Zhejiang Pujiang for the sale of products.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 9 – RELATED PARTY TRANSACTIONS (CONTINUED)

b)      Summary of Balances with Related Parties (Continued):

	December 31,
	2020	2019
Due to related parties:
Pujiang International	$2,947,632	$2,181,098
Top Innovation	315,432	116,541
	$3,263,064	$2,297,639

The balance of Due to related parties consists of the loans to the Company from Pujiang International and the interest payable to Top Innovation.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 9 – RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Summary of Related Party Transactions:

		December 31,
		2020	2019	2018
Ossen Material Research	Ossen Material Research provided guarantee together with Shanghai Pujiang and Dr. Tang for the short-term bank loans borrowed by the Company	$4,484,509	$3,515,003	$-
Ossen Shanghai	Ossen Shanghai provided guarantee together with Dr. Tang for the short-term bank loans borrowed by the Company	$-	$-	$581,522
	Shanghai Pujiang provided guarantee together with Dr. Tang for the short-term bank loans borrowed by the Company	$-	$-	$9,377,044
	Shanghai Pujiang provided guarantee for the short-term bank loans borrowed by the Company	$912,104	$-	$-
Shanghai Pujiang	Shanghai Pujiang provided guarantee together with Pujiang International for the short-term bank loans borrowed by the Company	$3,040,345	$-	$-
	The Company provided guarantee for the short-term bank loans borrowed by Shanghai Pujiang	$88,930,102	$85,995,602	$30,529,912
	The Company provided guarantee for the long-term bank loans borrowed by Shanghai Pujiang	$-	$-	$43,585,084
	The Company provided guarantee for the notes payable issued by Shanghai Pujiang	$-	$-	$2,907,611
	The Company sold products to Shanghai Pujiang	$774,867	$2,906,755	2,810,147
Zhejiang Pujiang	The Company sold products to Zhejiang Pujiang	$5,062,651	$1,566,558	$2,945,584

Pujiang International	Pujiang International provided guarantee for the short-term bank loans borrowed by the Company	$5,320,604	$7,819,086	$-

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 9 – RELATED PARTY TRANSACTIONS (CONTINUED)

(c)        Summary of Related Party Transactions (Continued):

In accordance with ASC 810-10, “Consolidation”, the Company first evaluated that none of the related parties met the scope exceptions as outlined in the guidance. The Company then had to determine if it held any variable interest in the related parties. The Company determined to have a variable interest in Shanghai Pujiang because the Company guarantees $88,930,102 of the outstanding short term debt. Next, the Company evaluated if Shanghai Pujiang is variable interest entity. Using both qualitative and quantitative analysis, the Company does not have the power to direct Shanghai Pujiang’s activities that significantly impact its economic performance and does not have the obligation to absorb losses or the right to receive benefits from the entity. Thus, the Company is not the primary beneficiary of Shanghai Pujiang. As a result, the Company determined Shanghai Pujiang was not variable interest entity that requires consolidation as defined in ASC 810. The Company determined Dr. Tang to be the primary beneficiary of Shanghai Pujiang because Dr. Tang is most closely associated with the Shanghai Pujiang. Dr. Tang had the power to direct the activities of Shanghai Pujiang that most significantly impacted its economic performance and had the obligation to absorb losses of Shanghai Pujiang that could potentially be significant or the right to receive benefits from the related parties that could potentially be significant.

The Company also evaluated the remaining related parties and affiliated entities under ASC 810 and because the Company does not guarantee the debt, the holders of the equity were at risk and therefore determined to be the primary beneficiaries and these entities are not variable interest entities that require consolidation.

NOTE 10 – OTHER PAYABLES AND ACCRUED EXPENSES

Other payables and accrued expenses consist of the following:

	December 31,
	2020	2019
Other taxes payable	$2,376,090	$3,614,082
Accrued payroll & welfare	14,435	13,623
Accrued expense & liability	21,521	191,918
Others	90,820	55,906
	$2,502,866	$3,875,529

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 11 – NOTES PAYABLE

	December 31,
Bank acceptance notes:	2020	2019
Due December 16, 2021	$760,086	$-
Due September 7, 2021	1,824,207	-
Due September 7, 2021	1,824,207	-
Due April 9, 2021, subsequently repaid on due date	760,086	-
Due March 27, 2021, subsequently repaid on due date	1,520,173	-
Due March 18, 2021, subsequently repaid on due date	1,520,173	-
Due March 18, 2021, subsequently repaid on due date	1,216,139	-
Due September 5, 2020, subsequently repaid on due date	-	1,147,756
Due August 30, 2020, subsequently repaid on due date	-	3,443,266
Due July 15, 2020, subsequently repaid on due date	-	1,434,695
Due July 12, 2020, subsequently repaid on due date	-	1,434,695
Due September 5, 2020, subsequently repaid on due date	-	1,434,695
Total	$9,425,071	$8,895,107

The interest-free notes payable, ranging from six months to one year from the date of issuance, are secured by $7,980,907 and $6,025,718 restricted cash, as of December 31, 2020 and 2019, respectively.

The notes payable represented the amount of bank acceptance notes the Company’s suppliers received from the Company for its purchases of raw materials. These notes were issued by financial institutions, typically by banks, that entitle the Company’s suppliers to receive the full face amount from the bank or financial institution at maturity. The notes payable are interest-free and range from six months to one year from the date of issuance. These notes are subject to bank charges of 0.05% of the principal amount as commission on each issuance and were secured by $7.98 million and $6.02 million of restricted cash as of December 31, 2020 and 2019, respectively. The banks deduct the amount due from the accounts to pay the bill holders on the dates of maturity. If the funds in the accounts cannot cover the acceptance notes, the banks treat the shortfall as an overdue loan. The notes payable are commonly used in domestic China due to their enhanced credibility and the liquidity it provides to the bearer. The bearer always has the option to cash the bank acceptance notes before maturity at its issuing bank and receive a discounted amount in cash.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 12 – CONTRACT BALANCES

Contract liabilities primarily represent the Company’s obligation to transfer additional goods or services to a customer for which the Company has received consideration. The consideration received remains a contract liability until goods or services have been provided to the customer.

The following table provides information about contract liabilities from contracts with customers:

	December 31,
	2020	2019
Customer deposits	$787,112	$3,131,916
Customer deposits – related parties	-	3,358,897
	$787,112	$6,490,813

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 13 – SHORT TERM BANK LOANS

Short-term loans are summarized as follows:

	Bank Name	Interest Rate per Annum	December 31,
			2020	2019
Due on December 8, 2021, guaranteed by Shanghai Pujiang, Ossen Material Research and Dr. Tang	Agricultural Bank of China (“ABC”) Jiu Long Branch	5.8225%	$3,724,423	$-
Due on November 13, 2021, guaranteed by Shanghai Pujiang	Bank of Ganzhou JiuJiang Branch	5.500%	912,104
Due on October 20, 2021, guaranteed by Ma An Shan Pubang Financing guarantee co., Ltd, a 3rd party	Anhui Commercial Bank (“ACB”) Dong Hu Branch	4.750%	228,026
Due on August 27, 2021, guaranteed by Dr. Tang	Jiujiang Rural Commercial Bank Lian Hua branch	5.220%	760,086
Due on August 6, 2021, guaranteed by Ma An Shan Pubang Financing guarantee co., Ltd, a 3rd party, and Dr. Tang	Postal Savings Bank of China Ma An Shan Branch	4.750%	2,432,276
Due on May 19, 2021, guaranteed by Shanghai Pujiang, Ossen Material Research and Dr. Tang	Jiujiang Rural Commercial Bank Lian Hua branch	4.810%	760,086
Due on February 19, 2021, guaranteed by Pujiang International and Shanghai Pujiang, subsequently repaid on due date	Bank SinoPac (China)	4.800%	3,040,345
Due on January 18, 2020, guaranteed by Ma An Shan Pubang Financing guarantee co., Ltd, a 3rd party, subsequently repaid on due date	Postal Savings Bank of China Ma An Shan Branch	4.900%	1,064,121
Due on January 16, 2021, guaranteed by Ma An Shan Pubang Financing guarantee co., Ltd, a 3rd party, subsequently repaid on due date	Postal Savings Bank of China Ma An Shan Branch	4.900%	1,216,138
Due on January 15, 2021, guaranteed by Pujiang International and Dr. Tang, subsequently repaid on due date	United Overseas Bank China	5.000%	5,320,605	-

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 13 – SHORT TERM BANK LOANS (CONTINUED)

	Bank Name	Interest Rate per Annum	December 31,
			2020	2019
Due on December 25, 2020, guaranteed by Shanghai Pujiang, Ossen Material Research and Dr. Tang subsequently repaid on due date	ABC Jiu Long Branch	5.8225%	$-	$3,515,003
Due on October 10, 2020, guaranteed by Ma An Shan Pubang Financing guarantee co., Ltd, a 3rd party subsequently repaid on due date	ACB Dong Hu Branch	5.655%	-	573,878
Due on August 1, 2020, guaranteed by Ma An Shan Pubang Financing guarantee co., Ltd, a 3rd party subsequently repaid on due date	ACB Dong Hu Branch	5.655%	-	1,291,225
Due on August 1, 2020, guaranteed by Ma An Shan Pubang Financing guarantee co., Ltd, a 3rd party subsequently repaid on due date	ACB Dong Hu Branch	5.655%	-	1,004,286
Due on June 20, 2020, guaranteed by Jiang Xi Financing guarantee co., Ltd, a 3rd party subsequently repaid on due date	Jiujiang Rural Commercial Bank Lian Hua branch	6.525%	-	717,347
Due on June 18, 2020, guaranteed by Pujiang International subsequently repaid on due date	Bank of Shanghai Guang Zhong Branch	3.915%	-	4,949,697
Due on June 8, 2020, guaranteed by Pujiang International subsequently repaid on due date	Bank SinoPac (China)	5.220%	-	2,869,389
Due on January 2, 2020, guaranteed by Ma An Shan Pubang Financing guarantee co., Ltd, a 3rd party, subsequently repaid on due date	Postal Savings Bank of China Ma An Shan Branch	5.438%	-	1,147,756
Due on January 2, 2020, guaranteed by Ma An Shan Pubang Financing guarantee co., Ltd, a 3rd party, subsequently repaid on due date	Postal Savings Bank of China Ma An Shan Branch	5.438%	-	1,004,286
Total			$19,458,210	$17,072,867

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 13 – SHORT TERM BANK LOANS (CONTINUED)

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

The average annual interest rate of the short-term bank loans was 5.045% and 5.48% as of December 31, 2020 and 2019, respectively. Interest expense, included in the financial expenses in the statement of operations, was $1,876,115, $1,569,047 and $897,840 for the years ended December 31, 2020, 2019 and 2018, respectively. The Company was in compliance of their financial covenants at December 31, 2020 and 2019, respectively.

NOTE 14 – LONG TERM BANK LOANS

	Bank Name	Interest Rate per Annum	December 31,
			2020	2019
Due on August 28, 2022,	Anhui Commercial Bank (“ACB”) Hui Tong Branch	9.60%	$6,460,734	$6,097,453
Long term bank loans, net			$6,460,734	$6,097,453

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

Interest expense, included in the financial expenses in the statement of operations, was $606,369, $580,497 and $612,622 for the years ended December 31, 2020, 2019 and 2018, respectively.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 15 –OTHER LONG TERM PAYABLE

Other long-term payable represents the compensation for demolition received in advance by the company from the local government primarily represent the Company’s transferring of state-owned land use right.

The following table provides information about other long-term payable:

	December 31,
	2020	2019
Other long-term payable	$7,863,157	$-
	$7,863,157	$-

NOTE 16 – EARNINGS PER SHARE

Basic earnings per share are computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

The following table sets forth the computation of basic and diluted earnings per share for the periods indicated:

	December 31,
	2020	2019	2018
Net income attribute to the Company	$11,075,863	$11,089,170	$10,379,453

Weighted average ordinary shares outstanding - basic and diluted	19,791,110	19,791,110	19,791,110

Basic and diluted earnings per share	$0.56	$0.56	$0.52

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

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

Enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC territory are considered PRC resident enterprises and subject to the PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management" refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2020, no detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of December 31, 2020, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If the Company’s non-PRC incorporated entities are deemed PRC tax residents, such entities would be subject to PRC tax. The Company has analyzed the applicability of this law as of December 31, 2020, and has not accrued for PRC tax on such basis. The Company will continue to monitor changes in the interpretation or guidance of this law.

PRC tax law also imposes a 10% withholding income tax, subject to reduction based on tax treaty where applicable, for dividends distributed by a foreign invested enterprise to its immediate holding company outside China. Such dividends were exempted from PRC tax under the previous income tax law and regulations. The foreign invested enterprise is subject to the withholding tax starting from January 1, 2008. There were no dividends distributed in the years ended December 31, 2020 and 2019.

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 17 – INCOME TAX-(CONTINUED)

Income tax expenses consist of the following:

	Year Ended December 31,
	2020	2019	2018
Current	$1,591,008	$1,583,343	$2,147,164
Deferred	(22,899)	(49,549)	(17,777)
Income tax expenses	$1,568,109	$1,533,794	$2,129,387

Reconciliation from the expected income tax expenses calculated with reference to the statutory tax rate in the PRC of 25% is as follows:

	Year Ended December 31,
	2020	2019	2018
Computed "expected" income tax expenses	$3,399,186	$3,486,260	$3,378,592
Effect on tax incentive / holiday	(1,281,070)	(1,394,504)	(1,377,961)
Non-deductible / (taxable) expense	(550,007)	(557,962)	128,756
Income tax expenses	$1,568,109	$1,533,794	$2,129,387

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

Components of net deferred tax assets are as follows:

	December 31,
	2020	2019	2018
Provision of doubtful accounts	$223,375	$188,036	$140,930
Reserve for inventories	19,037	17,966	18,206
	$242,412	$206,002	$159,136

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

NOTE 17 – INCOME TAX-(CONTINUED)

The accounting for uncertain tax positions prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company is required to recognize in the financial statements the impact of a tax position, if that position is more-likely than-not of being sustained on audit, based on the technical merits of the position. The company does not have uncertain tax position as of December 31, 2020.

The Company does not have any tax positions for which it is reasonably possible the total amount of gross unrecognized tax benefits will increase or decrease over the next year. The unrecognized tax benefits may increase or change during the next year for items that arise in the ordinary course of business.

The Company includes interest and penalties related to unrecognized tax benefits within the benefit from (provision for) income taxes. The company does not have interest and penalties as of December 31, 2020.

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

Information for the Company’s sales by geographical area for the years ended December 31, 2020, 2019 and 2018 are as follows:

	Year Ended December 31,
	2020	2019	2018
Domestic Sales	$136,563,098	$136,414,471	$131,642,673
International Sales	2,014,772	2,485,886	4,462,194
	$138,577,870	$138,900,357	$136,104,867

NOTE 19 – SUBSEQUENT EVENTS

The Company’s management has evaluated subsequent events through the date these financial statements were issued, and there were no material subsequent events requiring adjustments to the financial statements or disclosure.

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

SCHEDULE I

CONDENSED PARENT COMPANY FINANCIAL INFORMATION

SCHEDULE I — CONDENSED PARENT COMPANY FINANCIAL INFORMATION

OSSEN INNOVATION CO., LTD

CONDENSED BALANCE SHEETS AS OF DECEMBER 31, 2020 AND 2019

	December,31
	2020	2019
ASSETS
Current Assets
Cash	$5,339	$103,628
Due from related parties	32,236	32,236
Total Current Assets	37,575	135,864
Investments in subsidiaries	137,977,216	118,070,724
TOTAL ASSETS	$138,014,791	$118,206,588

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Other payables and accrued liabilities	$21,521	$191,917
Due to related parties	3,339,072	2,297,639
Total Current Liabilities	3,360,593	2,489,556
TOTAL LIABILITIES	$3,360,593	$2,489,556

EQUITY
Shareholders' Equity
Ordinary shares, $0.01 par value: 100,000,000 shares authorized; 20,000,000 shares issued; 19,791,110 shares outstanding as of December 31, 2020 and 2019	$200,000	$200,000
Additional paid-in capital	33,971,455	33,971,455
Statutory reserve	10,486,495	9,043,010
Retained earnings	88,116,913	78,484,535
Accumulated other comprehensive income/(loss)	2,071,488	(5,789,815)
Treasury stock, at cost: 208,890 shares as of December 31, 2020 and 2019	(192,153)	(192,153)
TOTAL SHAREHOLDERS’ EQUITY	134,654,198	115,717,032
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$138,014,791	$118,206,588

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

SCHEDULE I

CONDENSED PARENT COMPANY FINANCIAL INFORMATION

OSSEN INNOVATION CO., LTD CONDENSED STATEMENTS

OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

	Year Ended December,31
	2020	2019	2018
REVENUES	$-	$-	$-
COST OF GOODS SOLD		-	-
GROSS PROFIT		-	-
Selling expenses		-	-
General and administrative expenses	769,552	383,325	263,002
Total Operating Expenses	769,552	383,325	263,002

LOSS FROM OPERATIONS	(769,552)	(383,325)	(263,002)
Financial expenses, net	(199,764)	(116,865)	268
Equity in income of subsidiaries	12,045,179	11,378,898	10,927,690
INCOME BEFORE INCOME TAX	11,075,863	10,878,708	10,664,956
INCOME TAX	-	-	-
NET INCOME	11,075,863	10,878,708	10,664,956
OTHER COMPREHENSIVE INCOME
Foreign currency translation gain (loss)	7,861,303	(1,744,846)	(6,284,660)
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	7,861,303	(1,744,846)	(6,284,660)

COMPREHENSIVE INCOME (LOSS)	$18,937,166	$9,133,862	$4,380,296

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

SCHEDULE I

CONDENSED PARENT COMPANY FINANCIAL INFORMATION

OSSEN INNOVATION CO., LTD CONDENSED

STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED

DECEMBER 31, 2020, 2019 AND 2018

	Year Ended December,31
	2020	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$11,075,863	$10,878,708	$10,664,956
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in earnings of subsidiaries	(12,045,179)	(11,378,898)	(10,927,690)
Other payables and accrued liabilities	(170,396)	(13,083)	(1,046,423)
Due to shareholder	-	(1,663,022)	1,311,523
Due from related parties	-	(32,236)	-
Due to related parties	1,041,433	2,297,639	-
Net cash provided by / (used in) operating activities	(98,279)	89,108	2,366

CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash provided by / (used in) investing activities	-	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Net cash used in financing activities	-	-	-

INCREASE / (DECREASE) IN CASH	(98,279)	89,108	2,366
Effect of exchange rate changes on cash	(10)	9,724	(537)
Cash at beginning of period	103,628	4,796	2,967
CASH AT END OF PERIOD	$5,339	$103,628	$4,796